Form 20-F
China Cord Blood Corp
filed 2009-07-07
CIK 1467808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: June 30, 2009 for the transition period from __________ to ___________

Commission file number  000-52275

China Cord Blood Corporation
________________________________
(Exact name of the Registrant as specified in its charter)

Cayman Islands
_____________________________
(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.
___________________________
(Address of principal executive offices)

Albert Chen, +852 3605 8180, albert.chen@chinacordbloodcorp.com, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

UNITS, EACH CONSISTING OF ONE ORDINARY SHARE, $0.0001 PAR VALUE, AND TWO WARRANTS
ORDINARY SHARES, $.0001 PAR VALUE
WARRANTS TO PURCHASE ONE ORDINARY SHARE, $.0001 PAR VALUE

On June 30, 2009, the registrant had 59,286,506 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

CERTAIN INFORMATION

In this Shell Company Report on Form 20-F (the “Report”), unless otherwise indicated, “we,” “us,” “our,” “CCBC” and “China Cord Blood” refers to China Cord Blood Corporation, a company continued in the Cayman Islands, and its subsidiaries subsequent to the Business Combination referred to below.  Unless the context indicates otherwise, all references to “CCBS” in this Report refer to China Cord Blood Services Corporation, a subsidiary of China Cord Blood and the entity through which the operating business is held, and its consolidated subsidiaries, including China Stem Cells Holdings Limited, or “CSC,” Beijing Jiachenhong Biological Technologies Co., Limited (including Beijing Cord Blood Bank, the cord blood bank operated by it), or “Jiachenhong,” and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co. Ltd. (including Guangdong Cord Blood Bank, the cord blood bank operated by it), or “Nuoya”. The “Business Combination” refers to the merger of Pantheon China Acquisition Corp. (“Pantheon”) with and into Pantheon Arizona Corp. (“Pantheon Arizona”) to form the predecessor to CCBC under the laws of Arizona, the subsequent redomestication of Pantheon Arizona to the Cayman Islands as CCBC and the acquisition of 93.94% of the outstanding shares of CCBS by CCBC, each of which transactions was consummated substantially concurrently on June 30, 2009.  Unless the context indicates otherwise, the “Company” refers to Pantheon prior to the Business Combination and CCBC following the Business Combination.

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing. Penetration rates referenced in this proxy statement/prospectus represent a measurement of the demand for cord blood banking services calculated by dividing the number of subscribers for cord blood banking services over the total number of newborns in a particular region over a given period.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of September 30, 2008, which was RMB6.7899 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 30, 2009, the cash buying rate announced by the People’s Bank of China was RMB6.8334 to $1.00.

FORWARD-LOOKING STATEMENTS

This Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’ including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings ‘‘Risk Factors’’, ‘‘Operating and Financial Review and Prospects,’’ ‘‘Information on our Company” and elsewhere in this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Our directors and executive officers immediately after the consummation of the Business Combination are described in Post-Effective Amendment No. 2 to the Registration Statement on S-4 (No. 333-155579) filed by Pantheon Arizona with the Securities and Exchange Commission (the “S-4”) in the section entitled “Directors and Executive Officers after the Business Combination” beginning on page 168, which is incorporated herein by reference.

B.	Advisers

Information regarding our legal advisers is described in the S-4 on page 203 and is incorporated by reference herein.

C.	Auditors

Information regarding our auditors is described in the S-4 on page 203 and is incorporated by reference herein.

On June 30, 2009, McGladrey & Pullen LLP (“McGladrey”) was dismissed as the Company’s independent registered public accounting firm. The reports of McGladrey on the Company’s financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except with respect to the Company’s ability to continue as a going concern as described therein.  The decision to change independent accountants was approved by the Company’s Board of Directors on June 30, 2009.

During the Company’s two most recent fiscal years and through June 30, 2009 there were no disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of such disagreements in its report on the Company’s financial statements for such periods.

CCBC’s board of directors has approved the appointment of KPMG as its new independent registered public accounting firm.  During the two most recent fiscal years and through the date of its engagement, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Prior to engaging KPMG, KPMG did not provide the Company with either written or oral advice that was an important factor we considered in reaching a decision to change our independent registered public accounting firm from McGladrey to KPMG.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected financial data

Financial information regarding CCBS and Pantheon are included in the S-4 in the sections entitled “CCBS Summary Financial Information” beginning on page 13, “Comparative Per Share Information” beginning on page 18, “Selected Historical Consolidated Financial and Operating Data of CCBS” beginning on page 99 and “Pantheon Selected Financial Information” beginning on page 160 which are incorporated by reference herein.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

The risks associated with the Company’s business are described in the S-4 in the Section entitled “Risk Factors” beginning on page 22 and are incorporated by reference herein.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Pantheon was a special purpose acquisition company formed for the  purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business  in the People’s Republic of China.  Pantheon China consummated its initial public offering on December 20, 2006 and generated aggregate gross proceeds of $34,500,000. On June 30, 2009, Pantheon acquired China Cord Blood Services Corporation ("CCBS") by purchasing 93.94% of its outstanding shares from existing shareholders in exchange for an aggregate of 54,345,104 newly issued ordinary shares of its corporate successor, China Cord Blood Corporation (“China Cord Blood”), the surviving company of the redomestication of Pantheon to the Cayman Islands.  The acquisition followed the favorable vote of approximately 96% of the public stockholders of Pantheon in accordance with the SPAC business combination approval procedures established at the time of Pantheon’s IPO.  Concurrent with the acquisition, Pantheon purchased an aggregate of 4,547,399 shares of its common stock from three of its largest stockholders for an aggregate purchase price of approximately $27.2 million (in transactions intended to assure the successful completion of the business combination) and assumed options exercised by CCBS’ management prior to closing.  As a result, following the acquisition China Cord Blood had a total of 59,286,506 shares outstanding and approximately $695,000 was available for working capital purposes from Pantheon’s trust account.

B.	Business Overview

The business of CCBS is described in the S-4 in the section entitled “CCBS Business” beginning on page 147, and the business of Pantheon is described in the S-4 in the section entitled “Pantheon Business” beginning on page 164, which are incorporated herein by reference.

C.	Organizational Structure

The Company’s organizational structure is described in the S-4 in the section entitled “Summary” beginning on page 1 and is incorporated by reference herein.

D.	Property, plant and equipment

The facilities of the Company are described in the S-4 in the section entitled “CCBS Business—Facilities” on page 155, which is incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of  CCBS and Pantheon is described in the S-4 in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCBS” beginning on page 110 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pantheon” beginning on beginning on page 161, which are incorporated by reference herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our directors and executive officers immediately after the consummation of the Business Combination are described in the S-4  in the section entitled “Directors and Executive Officers after the Business Combination” beginning on page 168, which is incorporated herein by reference.

B.	Compensation

The compensation of the executive officers and directors of CCBS is described in the S-4 in the section entitled “Compensation of Officers and Directors of CCBS” beginning on page 172, which is incorporated herein by reference.

C.	Board Practices

Information about our directors and audit, compensation and nominating and corporate governance committees are described in the S-4 in the sections entitled “Directors, Executive Officers, Executive Compensation and Corporate Governance—Directors and Executive Officers after the Business Combination” beginning on page 168, “Board Committees” beginning on page 170, which are incorporated by reference herein.

D.	Employees

Information about the employees of CCBS is described in the S-4 on page 158 and is incorporated by reference herein.

E.	Share Ownership

See Item 7A.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth certain information regarding our ordinary shares as of June 30, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

As of June 30, 2009, there were a total of 59,286,506 ordinary shares outstanding. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Golden Meditech Stem Cells (BVI) Company Limited(1)	29,068,087		49%
Asset Managers CCBS Holdings Limited (f/k/a Treasure Home Investments Limited)(1)	3,573,314		6%
Ting Zheng	1,071,994		2%
Mark D. Chen(2)	692,500	(3)	1%
Jennifer J. Weng(2)	692,500	(4)	1%
Albert Chen	*		*
Dr. Ken Lu	*		*
Feng Gao	*		*
Yue Deng	*		*
Xin Xu	*		*
Rui Arashiyama	–		–
All directors and executive officers as a group (9 individuals)	3,616,608		6.1%

* Indicates less than 1%

(1)	The business address of each such beneficial owner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)	The business address of each such beneficial owner is 48th Floor, Bank of China Tower; 1 Garden Road; Central, Hong Kong, S.A.R.

(3)
Includes (i) 100,000 ordinary shares held by Jennifer J. Weng, Mr. Chen’s wife, and (ii) 350,000 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Chen. Does not include 1,291,667 warrants to purchase ordinary shares, held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen, that are not currently exercisable and will not become exercisable in 60 days.

(4)
Includes (i) 242,500 ordinary shares held by Mark D. Chen, Ms. Weng’s husband, and (ii) 350,000 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Chen. Does not include 1,291,667 warrants to purchase ordinary shares, held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen, that are not currently exercisable and will not become exercisable in 60 days.

B.	Related Party Transactions

Related party transactions of Pantheon and CCBS are described in the S-4 in the section entitled “Certain Transactions—Certain Transaction of Pantheon” beginning on page 180, and related party transactions of CCBS are described in the S-4 in the section entitled “Certain Transactions—Certain Transactions of CCBS” beginning on page 181, which are incorporated by reference herein.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Information about the market price of our units, common stock and warrants prior to the Business Combination is described in the S-4 on page 21 and incorporated herein by reference.

Holders of our ordinary shares, warrants and units (sometimes referred to herein as “securities”) should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares, warrants and units are quoted on the OTCBB under the symbols “PCQC”, “PCQCW” and “PCQCU”, respectively.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Status of Outstanding Ordinary Shares.  As of June 30, 2009, we had a total of 250,000,000 ordinary shares and 1,000,000 shares of Preferred Stock authorized, of which  59,286,506 ordinary shares were issued and outstanding.

Options and Warrants. We have issued and outstanding warrants to purchase 13,583,334 ordinary shares and no options to purchase ordinary shares.  In addition, we have one representative unit purchase option outstanding, which entitles the holder thereof to purchase 500,000 units, each unit consisting of one ordinary share and two warrants.

B.	Memorandum and Articles of association

The description of certain terms and provisions of our Amended and Restated Memorandum and Articles of Association is included in the S-4 in the section entitled “Comparison of Pantheon and Pantheon Cayman Stockholder Rights” beginning on page 185 and incorporated herein by reference.

C.	Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Shell Company Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

           The material United States federal income tax consequences of the Business Combination and of owning and disposing of our securities following the Business Combination are described in the S-4 in the Section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195, which is incorporated herein by reference.

F.	Dividends and paying agents

Information about our dividend policy is described in the S-4 in the section entitled “Dividend Policy” beginning on page 52 and incorporated by reference herein.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information about exchange controls is described in the S-4 in the section entitled “Quantitative and Qualitative Disclosure about Market Risk” beginning on page 141 and incorporated herein by reference.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding our securities is included in the S-4 in the section entitled “Description of Pantheon’s Securities” beginning on page 185.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited Financial Statements of Pantheon Acquisition Corp. are included in the S-4 beginning on page F-1, which is incorporated herein by reference.  The audited Financial Statements of CCBS are included in the S-4 beginning on page F-30, which is incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of China Cord Blood Corporation (incorporated by reference to Exhibit 3.3 to Registration Statement on Form S-4 of Pantheon Arizona Corp. (File No. 333-155579).
1.2	Articles of Association of China Cord Blood Corporation (incorporated by reference to Exhibit 3.4 to Registration Statement on Form S-4 of Pantheon Arizona Corp. (File No. 333-155579).
2.2	China Cord Blood Corporation 2009 Share Option Scheme (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-4 of Pantheon Arizona Corp. (File No. 333-155579).
2.3	Form of Unit Purchase Option granted to Representative (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1 of Pantheon China Acquisition Corp. (File No. 333-136590).
2.4
Form of Warrant Agreement between Continental Stock Transfer and Trust Company and Pantheon China Acquisition Corp. (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1 of Pantheon China Acquisition Corp. (File No. 333-136590).

8.1	List of Subsidiaries

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION

By: /s/ Ting Zheng Name: Ting Zheng Title: Chief Executive Officer Date: July 7, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of China Cord Blood Corporation (incorporated by reference to Exhibit 3.3 to Registration Statement on Form S-4 of Pantheon Arizona Corp. (File No. 333-155579).
1.2	Articles of Association of China Cord Blood Corporation (incorporated by reference to Exhibit 3.4 to Registration Statement on Form S-4 of Pantheon Arizona Corp. (File No. 333-155579).
2.2	China Cord Blood Corporation 2009 Share Option Scheme (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-4 of Pantheon Arizona Corp. (File No. 333-155579).
2.3	Form of Unit Purchase Option granted to Representative (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1 of Pantheon China Acquisition Corp. (File No. 333-136590).
2.4
Form of Warrant Agreement between Continental Stock Transfer and Trust Company and Pantheon China Acquisition Corp. (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1 of Pantheon China Acquisition Corp. (File No. 333-136590).

8.1	List of Subsidiaries