Form 20-F
period 2010-03-31
China Cord Blood Corp
filed 2010-07-16
CIK 1467808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from  to

Commission file number 001-34541

China Cord Blood Corporation

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

(Address of principal executive offices)

Albert Chen
+852 3605 8180
albert.chen@chinacordbloodcorp.com
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Ordinary Shares, $0.0001 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units

(Title of Class)

Ordinary Share Purchase Warrants

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On March 31, 2010, the issuer had 66,743,693 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

i

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“CCBC” refers to China Cord Blood Corporation, a company with limited liability registered by way of continuation in the Cayman Islands;
•	“CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and wholly owned subsidiary of CCBC;
•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;
•	“CSC East” refers to China Stem Cells (East) Company Limited, a company with limited liability incorporated in the British Virgin Islands;
•	“CSC Holdings” refers to China Stem Cells Holdings Limited, a company with limited liability incorporated in the Cayman Islands;
•	“CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;
•	“GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;
•	“Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of China;
•	“Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;
•	“Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Company Limited, our subsidiary incorporated in the PRC with limited liability;
•	“Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co. Ltd., a company incorporated in the PRC with limited liability;
•	“Pantheon” refers to Pantheon China Acquisition Corp., a blank check company formed on April 10, 2006 for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business that has its principal operations located in China;
•	“Pantheon Arizona” refers to Pantheon Arizona Corp., a wholly owned, non-operating subsidiary of Pantheon formed for the purpose of effecting a merger;
•	“Business Combination” collectively refers to the following transactions effective on June 30, 2009: (i) merger of Pantheon with and into Pantheon Arizona with Pantheon Arizona as the surviving corporation; (ii) the redomestication of Pantheon Arizona from Arizona to the Cayman Islands (the “Redomestication”); (iii) the share exchange between CCBC and the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”); and (iv) the name change of Pantheon Arizona to “China Cord Blood Corporation”; and
•	“participating shareholders” means the former shareholders of CCBS prior to the Business Combination, including Golden Meditech and the other CCBS shareholders who participated in the Share Exchange (representing approximately 93.94% of CCBS’s outstanding shares), and the CCBS shareholders who exchanged their CCBS shares for shares of CCBC following the Business Combination (representing approximately 6.06% of CCBS’s outstanding shares).

Unless the context requires otherwise, all references to “we,” “us,” “our company” and “our” refer to CCBS and its consolidated subsidiaries or Pantheon and Pantheon Arizona and its consolidated subsidiaries, as the case may be, prior to the Business Combination and CCBC and its consolidated subsidiaries following the Business Combination. All references to “provincial-level regions” or “regions” include provinces, autonomous regions and direct-controlled municipalities in China, which have an administrative status equal to provinces, including Beijing. Penetration rates referenced in this report represent a measurement of the demand for cord blood banking services calculated by dividing the number of subscribers for cord blood banking services over the total number of newborns in a particular region over a given period.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we intend not to consolidate or account for under equity method our investment in Qilu. Unless otherwise indicated, our financial information and operational results does not take into account Qilu. Also unless otherwise indicated, all references to “our business” and “our operations” refer to Beijing operation and Guangdong operation.

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” or “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2010. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2010, the noon buying rate was RMB6.8258 to $1.00.

This report contains statistical data relating to the healthcare industry in China that we obtained from various institutions’ publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that these publications are reliable, we have not independently verified their statistical data. These statistical data may not be comparable to similar statistics collected for the industry in the United States and other countries.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this report relate to, among others:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected market growth for cord blood banking services in China;
•	our ability to grow our business;
•	market acceptance of cord blood banking in general and our services in particular;
•	our ability to expand our operations;
•	our ability to stay abreast of market trends and technological changes;
•	changes in PRC governmental policies and regulations relating to industry; and
•	fluctuations in general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere in this report.

This report also contains data related to the cord blood banking industry. These market data include projections that are based on a number of assumptions. The cord blood banking market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following selected consolidated financial data, other than selected operating data, have been derived from our audited consolidated financial statements as of March 31, 2009 and 2010 and for the years ended March 31, 2008, 2009 and 2010, which are included elsewhere in this report, and from the audited consolidated financial statements of CCBS (other than net income/(loss) per share data) as of March 31, 2007 and 2008 and for the years ended March 31, 2006 and 2007 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected consolidated financial information as of March 31, 2009 and 2010 and for the years ended March 31, 2008, 2009 and 2010 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2010	2010	2009	2008	2007	2006
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statement of operation data:
Revenues	38,315	261,536	194,537	233,081	12,722	6,032
Gross profit	28,685	195,806	145,366	172,346	5,087	882
Operating income/(loss)(1)	14,239	97,193	85,197	125,403	(17,038)	(24,944)
Net income/(loss) attributable to CCBC shareholders(2)(3)	7,204	49,177	20,695	117,010	(9,578)	(18,059)
Net income/(loss) attributable per ordinary share, basic	0.12	0.82	(0.07)	1.59	(0.32)	(0.51)
Net income/(loss) attributable per ordinary share, diluted	0.11	0.78	(0.07)	1.54	(0.32)	(0.51)
Net income attributable per redeemable ordinary share, basic	0.03	0.22	1.63	3.46	1.07	—
Net income attributable per redeemable ordinary share, diluted	0.03	0.22	1.63	3.41	1.07	—
Selected operating data:
New subscriber sign-ups		45,252	34,678	26,060	12,347	6,574
New donations accepted		3,390	698	693	1,412	1,177
Total units stored (end of period)(4)(5)		142,930	94,288	58,912	30,906	17,147
Units deposited by subscribers (end of period)		129,312	84,060	49,382	23,322	10,975
Units contributed by donors (end of period)(4)(5)		13,618	10,228	9,530	7,584	6,172

(1)	Includes:

	For the year ended March 31,
	2010	2010	2009	2008	2007	2006
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Impairment loss and other operating expenses	—	—	—	—	—	13,475
Share-based compensation expenses	—	—	—	3,191	2,739	—
Write-back of deferred revenues (included in revenues)	—	—	—	136,510	—	—
Write-back of deferred cord blood processing costs
– included in direct costs	—	—	—	32,946	—	—
– included in operating expenses	—	—	—	4,219	—	—

Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510

Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165
(2)	Reflecting an one-time write off of deferred reverse recapitalization costs which amounted to RMB21.6 million ($3.2 million) for the year ended March 31, 2010. Also after reflecting net other income/(expenses), which includes interest income, exchange (loss)/gain and impairment loss on available-for-sale equity securities of RMB37.4 million and write-off of deferred offering costs of RMB9.5million for the year ended March 31, 2009. As a result of the change in revenue recognition policy on September 25, 2007, we recognized the previously deferred revenues of approximately RMB136.5 million, related deferred processing costs of approximately RMB37.2 million and related deferred tax expense of RMB14.9 million for the year ended March 31, 2008.
(3)	After reflecting income tax benefit of RMB3.6 million and RMB3.4 million for the years ended March 31, 2006 and 2007, respectively and income tax expense of RMB17.8 million, RMB17.9 million and RMBNil for the years ended March 31, 2008, 2009 and 2010, respectively. Jiachenhong was exempt from PRC income tax for the years ended December 31, 2004 and 2005 and is entitled to 50% reduction of PRC income tax for the years ended December 31, 2006, 2007 and 2008. Such income tax benefits increased net income and net income per share as follows:

	For the year ended March 31,
	2010	2010	2009	2008	2007	2006
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share data)
Increase in net income	—	—	3,444	4,395	1,911	419
Increase in basic net income attributable per ordinary share	—	—	0.06	0.08	0.04	0.01
Increase in diluted net income attributable per ordinary share	—	—	0.06	0.07	0.04	0.01
Increase in basic net income attributable per redeemable ordinary share	—	—	0.06	0.08	0.04	—
Increase in diluted net income attributable per redeemable ordinary share	—	—	0.06	0.07	0.04	—
(4)	As of period end, “Total units stored” and “Units contributed by donors” take into account the withdrawal of donated units when we are successful in providing matching services.
(5)	Includes 1,253 units received in connection with our acquisition of Nuoya in May 2007.
(6)	Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510
(7)	Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165

	For the year ended March 31,
	2010	2010	2009	2008
	$	RMB	RMB	RMB

Summary statement of cash flow data:
Net cash provided by operating activities	5,328	36,365	4,051	68,864
Net cash used in investing activities	(23,272)	(158,849)	(34,444)	(162,853)
Net cash provided by/(used in) financing activities	35,512	242,393	(35,276)	172,002

	As of March 31,
	2010	2010	2009
	$	RMB	RMB
	(in thousands)
Summary balance sheet data:
Cash and cash equivalents	41,143	280,835	161,406
Working capital(i)	36,303	247,800	180,425
Total assets	153,395	1,047,034	696,391
Deferred revenue	18,932	129,229	92,582
Redeemable ordinary shares	—	—	386,577
Share capital	7	46	34
Retained earnings	12,789	87,290	44,082
Total CCBC shareholders’ equity	118,505	808,886	165,542

(i)	Working capital is calculated as total current assets minus total current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 31, 2010 the buying rate announced by Federal Reserve Statistical Release was RMB6.8258 to $1.00.

	Renminbi per U.S. Dollar – Noon Buying Rate
	Period Ended	Average(1)	Low	High
2010
April	6.8247	6.8256	6.8229	6.8275
March	6.8258	6.8262	6.8254	6.8270
February	6.8285	6.8258	6.8258	6.8330
January	6.8268	6.8269	6.8258	6.8295
2009
December	6.8259	6.8275	6.8244	6.8299
November	6.8265	6.8271	6.8255	6.8300
Year ended December 31, 2009	6.8260	6.8295	6.8176	6.8470
Year ended December 31, 2008	6.8230	6.9193	6.7800	7.2946
Year ended December 31, 2007	7.2950	7.5806	7.2946	7.8127
Year ended December 31, 2006	7.8040	7.9579	7.8041	8.0702
Year ended December 31, 2005	8.0700	8.1826	8.0702	8.2765

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk factors

You should carefully consider all of the information in this report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Risks Relating to Our Business

Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store donated cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2008, 2009 and 2010 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•	The PRC Ministry of Health, or “MOH,” has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same provincial-level region. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Shandong or any region where we plan to obtain a license to operate, our market position as the sole cord blood bank operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying value of the right to operate our cord blood bank in Guangdong or our investment in Shandong if additional licenses are issued in those regions or if the MOH or the local departments of health, or “DOH,” takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would reduce our assets and net income.
•	Our business may be exposed to increasingly stringent anti-monopolistic measures from PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; and; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only six cord blood banking licenses are granted in China, two of which have been respectively obtained by the Beijing Cord Blood Bank and Guangdong Cord Blood Bank both of which are operated by us, and we also indirectly owned 19.9% effective interest in Qilu, the sole cord blood banking licensee in Shandong, therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in setting and changing subscription prices. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Besides, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing and Guangdong are consistent in most commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements concluded by us be identified as monopoly agreements, the profits generated from such agreements would be confiscated and we may be subject to administrative penalties.
•	There is a possibility that the MOH or the relevant DOH will take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the MOH or the DOH publicly announces such a position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.
•	In response to the development of medical reform of China, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which would underline the nature of cord blood bank of non-profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its major business by imposing certain restrictive conditions on subscription services. If any of such circumstances occur, our business and financial conditions may be adversely affected.
•	The MOH or the relevant DOH may be inclined to restrict or prohibit the operators of licensed cord blood bank from conducting fee-based commercial cord blood banking services directly. In such event, we may have to change our business model or even terminate our business, and the results of our operations, the financial conditions and the liquidity may be materially adversely affected.
•	The MOH or the relevant DOH may take the position that the subscription services and the matching services cannot be operated by the same operator. In the event of such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations would be materially adversely affected.
•	The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates.

If we lose our position as the sole provider of cord blood banking services in our existing markets, our business and prospects may be materially adversely affected.

If all or part of the demand for stem cells is met by matching cord blood units donated by the public to patients in need of transplants, expectant parents may choose not to pay for our subscription services, and our business and financial results may be materially adversely affected.

There is no assurance that demand for our subscription services will remain at current levels for the following reasons:

•	Cord blood banking licensees in China are required to accept all cord blood donations except for a valid medical reason and to provide matching services to patients in need of transplants. As the cord blood bank deposits donated by the public grow in size and increase in diversity, the probability of finding matching units for a family member among the units donated by the public may increase, which may result in a decrease in market demand for our subscription services.

•	The value of our subscription services is related to the higher success rate of autologous cord blood transplants over unrelated ones. If medical research discovers new and more effective medical procedures that make allogeneic cord blood transplants safer and more effective, the clinical advantage of storing a child’s umbilical cord blood for his or her own future therapeutic use may significantly decline.
•	The PRC government is in the process of making reforms to the healthcare industry in China. We cannot assure you that the PRC government will not adopt policies to encourage non-profit healthcare measures, such as matching services, while restricting or prohibiting profit-making healthcare measures, such as subscription services.

Any decrease in the demand for our subscription services could have a material adverse effect on our business and financial results.

We currently operate our business only in Beijing and Guangdong. As a result of this geographic concentration, a downturn in the local economy or birthrate level of these regions could impair our growth and adversely affect our financial results.

Our operation largely concentrated in Beijing and Guangdong. Due to the lack of geographical diversity of our operations, we may be unable to mitigate the effects of any adverse trends in economic development, disposable income or birthrate level in these regions. In particular:

•	The successful operation and growth of our business are primarily dependent on general economic conditions in Beijing and Guangdong, which in turn are affected by many factors, including demographic trends, the strength of the manufacturing and services industries, and foreign trade. A deterioration of current economic conditions or an economic downturn in China as a whole, or Beijing or Guangdong in particular, could result in declines in new subscriber sign-ups and impair our growth.
•	Because cord blood banking is a precautionary healthcare measure, our ability to sign up new subscribers generally depends on the disposable income of expectant parents. There are many factors that are likely to cause such discretionary spending to fall, such as increases in interest rates, inflation, economic recession, declines in consumer credit availability, increases in consumer debt levels, increases in tax rates, increase in unemployment, and other matters that influence consumer confidence and spending.
•	As currently our market is primarily targeted at expectant parents and newborns, the growth of our business will be subject to the birthrate level as well as population base in our regions. In the event the birthrate level or the population base in our regions significantly declines, the results of our operations, revenues and liquidity may be substantially undermined.

A major growth strategy of ours is to focus on penetrating our existing markets. Such strategy could be risky, because adverse economic or regulatory developments in one or multiple markets may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we can maintain or enhance our success rates in attracting new subscribers in the future.

Our investment in Qilu may be materially adversely affected due to a downturn in local economy or birthrate level in the Shandong province. Such deterioration may materially adversely affect or result in an impairment of our investment.

We invested in Qilu, the exclusive cord blood bank operator in the Shandong province, with an equity interest of 19.9%. Qilu’s operation is largely concentrated in the Shandong province. Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially adversely affected or severely impaired.

If we fail to expand through strategic acquisitions of cord blood banks in other provincial-level regions, we may not be able to expand our scope of operations or increase our revenues.

According to a policy paper published by the MOH in December 2005, MOH will not issue more than four additional licenses by 2010. The MOH has not made any public announcement regarding the regions in which licenses will be granted. In several regions where we believe cord blood banking licenses may be issued in the near future, however, other cord blood banks are already in the preliminary stages of their applications, and we believe that the relevant DOHs would not be receptive to an expression of interest from another entity, such as ourselves. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations into these regions. Expansion through strategic acquisitions is subject to a number of risks:

•	We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other Chinese blood bank operators in bidding to acquire blood banks in regions where we expect licenses to be granted. Some of these competitors may have greater capital resources than us.
•	To finance part or all of our acquisition costs, we may need to issue ordinary shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional expenses related to amortizing intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.
•	Even if we make a successful bid, we may be unable to obtain government approvals necessary to consummate any given proposed acquisition. Among others, if the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact the concentration poses on competition. Further, we may encounter protective measures in local markets that may preclude or impede our ability to expand into such regions through strategic acquisitions.
•	Any integration of new businesses may produce unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.
•	While all cord blood banks must meet the relevant standards set by MOH, some cord blood banks, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of the acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

Our future success depends on our ability to increase our target subscription base by expanding our geographical coverage to other provincial-level regions. If we are unable to grow our operations through strategic acquisitions, our business, results of operations and financial condition could be materially and adversely affected.

We may incur significant initial investments to apply for cord blood banking licenses in other provincial-level regions, and if we are unsuccessful, our operating results could be materially adversely affected.

If the MOH decides to grant new cord blood banking licenses in the future in other provincial-level regions, we may attempt to apply for licenses in such regions. Applying for licenses involves a variety of risks:

•	Based on the time needed for the granting of the six existing cord blood licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.
•	At any time during the application process, the MOH may decide not to grant a cord blood banking license in the region. Further, our likelihood of success may not be assessed easily, for neither the MOH nor the DOH currently announces the number of prospective applicants. If an application is unsuccessful, we may have to write off our significant initial investments.
•	The potential award of new licenses may attract new entrants to the industry. Some of these entrants may consist of internationally based specialists with more extensive technical capabilities and stronger brand recognition and China-based healthcare conglomerates with a large sales and distribution network.

We compete with other market players for substantially the same licenses. Increased competition may result in an increase in the average cost per license. There is no assurance that we will be able to acquire new licenses through the application process. If we are unable to successfully acquire the new licenses to be awarded, we may not be able to maintain our market position in the cord blood banking industry. Currently, we are still in an exploration stage and have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

We may face unfair competition from competitors with or without licenses in our target markets.

China is having its laws and regulations changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level DOHs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.shezfy.com/spyj/cpws_ view.aspx?id=3821), held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a haematology specialty, general blood stations, frozen banks for biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that licensed operators in other regions (outside Beijing, Guangdong and Shandong) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. Currently in Beijing, Guangdong and Shandong, we have not seen competition from unlicensed competitors or any form of unfair competition from other licensed operators. However, if the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

We may not be able to manage our expected growth and enlarged business.

We are currently experiencing a period of significant growth. We anticipate that further expansion will be required in order for us to capitalize on the opportunities available in the cord blood banking industry. Our growth strategy may not be successful for the following reasons:

•	Our ability to obtain additional capital for growth is subject to a variety of uncertainties, including our operating results, our financial condition, general market conditions for capital raising activities by healthcare companies, and economic conditions in China.
•	Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, technological improvement projects, the recruitment of new employees, the upgrading of our management, operational and financial systems, procedures and controls, and the training and management of our growing employee base.
•	The increased scale of operation will present our management with challenges associated with operating an enlarged business, including dedication of substantially more time and resources in operating and managing cord blood banks located in more than one geographic location in China, in ensuring regulatory compliance and in continuing to manage and grow the business.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb the capital and expenses necessary for its growth. Our limited operating history makes it difficult to assess the extent of capital and expenses necessary for our growth and their impact on our operating results. Failure to manage our growth and enlarged business effectively could have a material adverse effect on our business, financial condition and results of operations.

Our prospects may be adversely affected if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment.

Cord blood therapy is still at an early stage of development, with the first successful cord blood transplant occurring only in 1988. Cord blood therapy needs to overcome various technical obstacles before it can become an established medical practice. Cord blood therapy currently has the following limitations:

•	Cord blood transplants may be riskier than other available treatments. Stem cells in cord blood are more primitive than those in bone marrow or peripheral blood. For this reason, the engraftment process takes longer with cord blood, leaving the patient vulnerable to a fatal infection for a longer period of time. Further, a patient’s own stem cells either “often may” or “usually would” not be the safest or most effective source of stem cells for medical treatment, especially in cases of childhood cancers or genetic disorders, potentially making it preferable to use the cord blood units donated by healthy individuals instead of the cord blood units collected upon the patient’s birth.
•	Due to the fact that cord blood therapy is a fairly new medical procedure with limited empirical data regarding its application, the long-term viability of cryogenically frozen cord blood has yet to be firmly established and the effectiveness of cord blood therapy remains to be proved. Therefore, medical practitioners may have reservations regarding the usefulness of cord blood therapy.
•	A typical cord blood harvest only contains enough stem cells to treat a large child or small adult (weighing approximately 100 pounds). Although large-sized adults have had successful cord blood transplants in clinical trials, either by growing the cells in a laboratory prior to transplant or by transplanting more than one cord blood unit at a time, such technology has not yet matured to be applied in general medical practice for commercial use.

Cord blood therapy may never become an established medical practice. If the perceived utility of cord blood therapy declines, our prospects will be materially adversely affected.

The profitability of our business is subject to market acceptance of cord blood banking in China.

Growing market acceptance of our cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing and Guangdong and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers due to lack of market acceptance of cord blood banking in China, we would not be able to generate profits from our business.

Changes in the cord blood banking industry dynamics and technologies could render our services uncompetitive or obsolete, which could cause our revenues to decline.

The cord blood banking industry is evolving and may become increasingly competitive. We believe that a variety of cryopreservation technologies are under development by other companies. Our facilities may be rendered obsolete by the technological advances of others. Other cord blood banks may have better technologies than ours for preserving the cord blood units collected upon childbirth to facilitate future harvest of stem cells contained in the cord blood. To effectively compete in the future, we may need to invest significant financial resources to keep pace with technological advances in the cord blood banking industry. Any significant capital outlay, however, may adversely affect our profitability because we may not be able to pass the costs onto our existing subscribers.

To remain competitive, we must continue to enhance our infrastructure to keep up with technological developments in the healthcare industry. Failure to respond rapidly to changing technologies could have a material and adverse impact on our performance and cause our revenues to decline.

If we fail to maintain and strengthen our service platform, our new subscriber sign-ups may decline and our growth may be impaired.

We became a public company on June 30, 2009 following the Business Combination. A significant portion of our sales and marketing activities are conducted by our own direct sales force with the support of our collaborating hospitals. We have collaborative relationships with over 90 major hospitals in Beijing and over 110 in Guangdong. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•	For the year ended March 31, 2010, the top ten of these hospitals handled the collection procedures for approximately 18% of our new subscribers, and the top hospital accounting for 4.8% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or that such relationships will continue.
•	As part of our growth plan, we expect to significantly increase the number of collaborating hospitals in Guangdong and further strengthen our relationships with the collaborating hospitals in our existing platform. We have limited experience in managing a large service platform in Guangdong. We cannot assure you that we will be able to maintain or develop our relationships with various hospitals.

The expansion of our service platform is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, that we gain from such an expansion may not be sufficient to generate an adequate return on our investment. If we fail to do so, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected.

Our future results of operations are not comparable to our historical results of operations.

Our operating results for the years ended March 31, 2007 and 2008 are not comparable to results for the years ended March 31, 2009 and 2010. We generate substantially all of our revenues in the form of a one-time fee charged for our processing services, which we sometimes refer to as the “processing fee” in this report, and an annual fee charged for our storage services, which we sometimes refer to as the “storage fee” in this report. Prior to September 25, 2007, we recognized processing fees on a straight line basis over a course of 18 years, because revenues generated from processing services and storage services were considered as a single accounting unit in accordance with U.S. GAAP, the accounting principles based on which our financial statements are prepared and presented. In contrast, other than incremental costs directly associated with the delivery of processing services, which were recognized during the same period over which processing fees were recognized, expenses were all recognized as they were incurred. This resulted in timing differences between recognition of revenues and related costs.

On September 25, 2007, we modified a provision in all subscription contracts to waive penalties chargeable to our subscribers who terminated their contracts prior to the end of 18 years for any reason other than termination in the event of a need for transplants by the subscriber’s child or their family members. Further, all subscription contracts dated after September 25, 2007 no longer require subscribers to pay penalties in the event of early termination. We also commenced the provision of standalone storage services. As a result of these changes, since September 25, 2007, we have been able to treat processing fees and storage fees payable under our subscription contracts as separate accounting units and to recognize processing fees upon completion of relevant processing services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Financial Condition and Results of Operations — Critical Accounting Policies — Revenue Recognition.” In light of the above, our results of operations prior to September 25, 2007 are not indicative of our results of operations after September 25, 2007.

Because of the changes made on September 25, 2007, we recorded net revenues of RMB233.1 million and net income attributable to CCBC shareholders of RMB117.0 million for the year ended March 31, 2008, mainly reflecting, a non-recurring adjustment to recognize previously deferred revenues of approximately RMB136.5 million, deferred processing costs of approximately RMB37.2 million and related deferred tax expense of RMB14.9 million. In the absence of such changes, our overall net revenue increase will be in line with the growth of our revenue generated from storage fees. For the years ended March 31, 2007, 2008, 2009 and 2010, new subscriber sign-ups were 12,347, 26,060, 34,678 and 45,252 respectively.

Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.

The contracts we entered into with our subscribers are typically for a period of 18 years. The contract period may be shorter than 18 years if the cord blood unit stored with us is needed for transplants by the child or a family member. The contract period may also be shorter than 18 years if our subscribers terminate their contracts with us prior to the end of 18 years for any reason. Since the changes made on September 25, 2007, no penalties will be imposed for early termination. This effectively results in an annual election by our subscribers to renew their subscription contracts for storage services, which may result in more of our subscribers terminating the contract prior to the end of 18 years.

In the event of termination by our subscribers prior to the end of 18 years, we are unable to continue to collect storage fees of RMB500 per subscriber on an annual basis. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contract obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we experience early termination by a significant number of our subscribers prior to the end of a typical contract period of 18 years, we will lose revenues from storage fees payable by these subscribers for the remaining contract period. If this occurs, our revenues will decrease and our financial condition and results of operations may be materially adversely affected.

Our limited operating history may not serve as an adequate basis to predict our future prospects and results of operations.

We have a limited operating history. Although Jiachenhong obtained the license for our cord blood bank in September 2002, Jiachenhong was acquired by our parent, Golden Meditech, in September 2003 and became our wholly-owned subsidiary in July 2005 following a reorganization. Similarly, although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. As such, we have a limited operating history upon which the viability and sustainability of our business may be evaluated. For example, due to the uncertainties associated with government policies in relation to granting cord blood banking licenses in China, we abandoned construction of the two cord blood banks commenced by the former management of Jiachenhong and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses.” We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new healthcare service in China. Some of these risks and uncertainties relate to our ability to:

•	ensure that there will only be one license in each of Beijing and Guangdong;
•	maintain strong hospital networks with the collaborating hospitals;
•	reduce our dependence on a small geographical area and diversify our market and subscriber base;
•	respond to changes in our regulatory environment;
•	maintain effective control of our costs and expenses;
•	attract, retain and motivate qualified personnel;
•	secure necessary financing to support our business activities; and
•	respond to rapid technological advances inherent in the cord blood banking industry.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations would suffer. In particular, as most of our expenses are fixed in the near future or incurred in advance of anticipated revenues, we may not be able to modify our business plan in time to address any shortfall in revenues and profits.

We are exposed to the risk of a deterioration or sudden dramatic decline in our reputation among our target subscribers due to failure in the performance of our cord blood banks.

Our reputation among clients and the medical community is extremely important to our success. Our future success depends on acknowledging and actively monitoring the concerns of our target subscribers, regulatory agencies, civil society groups and non-government organizations. Failure to take appropriate consideration of legitimate corporate responsibility issues in our day-to-day operations could have a material adverse impact on our reputation and business prospects. In particular:

•	To retain adequate sterility and stem cell viability, cord blood deposits in our cord blood banks are stored at minus 196 degrees Celsius continuously in liquid nitrogen tanks. To the extent the storage environment of our cord blood deposits is disrupted or impaired due to any software, hardware or equipment failure, our target subscribers may lose confidence in our services.
•	Our subscribers and donors provide us with extensive personal data, which are stored in our database. Any leakage of such information could have a material adverse effect on our reputation and our ability to attract new subscribers and donors.

Any problems with our services, if publicized in the media or otherwise, could negatively impact our reputation and the cord blood banking industry in China. Similarly, inappropriate or inadequate communication following a major crisis, such as a major operational incident, breach of law or ethics or leak of market-sensitive confidential information, could quickly and seriously impair our reputation. Depending on the nature of such a major crisis, effective communication may not mitigate serious damage to our reputation and may render us subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks could have a material adverse impact on our business.

We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation.

In addition to subscription services, we accept and preserve cord blood donated by the general public and deliver matching cord blood units for a fee to patients in need of transplants. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, we have the right under the subscription contracts to treat the cord blood units stored as donated property and release such units to our cord blood inventory for patients in need of transplants. Although we have the right to do so, there are so far no cord blood units of our subscribers being released to our cord blood inventory. We require our employees to fully inform all prospective subscribers of this policy, and our subscribers are required to give their consent to this policy when subscribing for our services.

In the opinion of our PRC counsel, JunZeJun Law Offices, a consent of this nature is enforceable under PRC law. In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units are donated to patients in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to pay them substantial monetary damages.

Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood bank operators in China. Nonetheless, we cannot assure you that we will not become the subject of negative publicity resulting from this business practice, whether due to failure by our employees to duly notify our potential subscribers of this contract provision, ethical issues underlying this business practice or other reasons. If this business practice receives negative media attention, our reputation and our ability to attract new subscriber sign-ups may be materially adversely affected.

Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.

Our cord blood banks and other infrastructure in our facilities are vulnerable to damages or interruption from fire, flood, equipment failure, break-ins, typhoons and similar events. We do not have back-up facilities or a formal disaster recovery plan. Consequently, we could suffer a loss of some or all of the stored cord blood deposits.

Currently, we maintain insurance coverage of RMB50.0 million ($7.3 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB58.5 million ($8.6 million) to cover liabilities arising from storage of cord blood units. However, we do not maintain any property insurance policies covering our facilities and vehicles for losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption insurance. While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

•	Cord blood banking is an emerging business in China. We could have underestimated our insurance needs and may not have sufficient insurance to cover losses above and beyond the limits on our policies. In particular, our subscription contract limits our liability to an amount equal to twice the fees paid by the subscriber, and our insurance policies are procured with reference to this liquidated damages clause. If the enforceability of this clause is successfully challenged by a subscriber, any judgment against us may exceed the policy limit of our liability insurance.

•	Depending on the severity of the incident, any damage or destruction of the cord blood deposits in our custody could potentially expose us to significant liability from our subscribers, and could affect our ability to continue to provide cord blood banking services. A substantial portion of our losses in such a case will not be covered by our insurance.
•	Under the PRC Tort Liability Law, the loss or damage to the cord blood units would be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. In addition, because the loss or damage to the cord blood units would be a potentially unique and perhaps irreplaceable potential therapeutic loss for which money damages would be difficult to quantify, the liability cap stipulated in our subscription contracts may not be supported by PRC courts and the subscribers may be compensated in accordance with the actual loss or the damage they suffered. We therefore cannot be sure to what extent we could be found liable, in any given scenario, for damages suffered by a subscriber as a result of harm or loss of a cord blood unit. If the amount of compensation for the said mental damage or the actual loss or damage is found to be huge, our financial conditions may be materially adversely affected.

Further, we cannot assure you that we will be able to continue to maintain insurance with adequate coverage for liability or risks arising from any of our services on acceptable terms. Even if the insurance is adequate, insurance premiums could increase significantly which could result in higher costs to us. Depending on the development of the industry, certain potential liability may be excluded from coverage under the terms of our insurance policy in the future.

If PRC regulators order licensed cord blood bank operators in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected.

Under the Measures for Administration of Blood Stations issued by the MOH, or the Measures, which became effective on March 1, 2006:

•	for-profit cord blood banks and other for-profit special purpose blood stations are not approved,
•	neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit,
•	the purchase and sale of cord blood donated by the public is prohibited, and
•	cord blood banks are prohibited from collecting or providing cord blood without a duly obtained Blood Station Operation License issued by the provincial-level DOH.

Beijing and Guangdong licenses were issued by the relevant provincial-level DOHs after the Measures became effective on March 1, 2006. The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained the first cord blood banking license in China from the MOH in September 2002. In June 2007, the DOH in Beijing renewed our license for an additional three years which was again extended for three years in June 2010. All licensed cord blood bank operators in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public. We believe that the MOH and the DOHs in Beijing and Guangdong are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the DOH in Beijing contained information about our subscription services to subscribers.

Although the above facts indicate that the MOH and the relevant DOHs have been continuously supervising Beijing and Guangdong cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the MOH and provincial-level DOHs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. We cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the competent health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any the above circumstances occur, our business and financial condition would be materially adversely affected. Similarly, if the MOH or relevant DOH order Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially adversely affect our investment.

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or “NDRC,” and the Ministry of Commerce, or the “MOC.” On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the revised Catalogue does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Catalogue revised in 2007.

Although the Catalogue revised in 2007 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2007. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2007. We also may not be able to extend the operating periods of our existing PRC subsidiaries. Jiachenhong, one of our PRC subsidiaries, has an operating period of twenty years and the license is subject to renewal which will expire in June 2013. Nuoya has an operating period of twenty years and the license is subject to renewal which will expire in May 2012. The contracts Jiachenhong and Nuoya currently enter into with its subscribers are typically for a period of 18 years. If Jiachenhong is not able to extend its operating period, its operating period will not cover the period of the contracts entered into by Jiachenhong after September 2005 or Nuoya after June 1999 and they may have to be transferred to domestic investors or go into liquidation upon the expiration of its operating period. In addition, after the Catalogue revised in 2007 has been issued, we may not be able to obtain approval from relevant approval authorities for increasing the registered capital of Jiachenhong and Nuoya, subscribing to the increased registered capital of Jiachenhong and Nuoya, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

•	The regulatory framework on the cord blood banking industry may not be sufficiently comprehensive to address all ranges of issues in connection with operation in the cord blood banking industry and to respond to the changes and developments in the industry. Before the existing laws and regulations are amended, PRC government authorities sometimes may establish internal policy guidance and follow this guidance in practice, and this policy guidance could vary among different DOHs and be inconsistent with written regulations.
•	Stringent regulations and standards apply to various other aspects of our operations, including workers’ safety, the maintenance of premises, and the handling and disposal of waste materials and hazardous substances. Failure to maintain the required standards can result in fines, an order to suspend the operations of our facilities until corrective measures are implemented or the revocation of our operating permits for such facilities or the denial of permission for their renewal. We comply with these regulations. A failure in complying with these regulations may have a material adverse effect on our operations.
•	All collection devices and reagents used in our handling of cord blood units are regulated by the State Food and Drug Administration, or “SFDA,” and we require our suppliers to comply with all applicable regulations. The SFDA could at any time require our suppliers to obtain prior approval or clearance for the storage containers as a medical device and to cease producing the storage containers prior to further use.
•	We are required by PRC law to hire professional medical waste disposal firms to collect and dispose of medical waste produced in the process of collection, transportation, testing, processing and cryopreservation of cord blood. Such compliance costs may put extra strain on our financial resources.
•	The government may change our licensing policy to require separate licenses be obtained for each type of cord blood banking services provided. If we are unable to obtain such approvals, licenses or permits for any reason, we may be required to terminate the provision of the service requiring license, in which case our business may be materially adversely affected.

Regulation of cord blood banking services in China is still evolving and there are uncertainties in relation to the application and interpretation of relevant regulations. We may be required to devote significant time and attention to maintaining our compliance with the applicable requirements, and our compliance costs may increase in future periods.

Unauthorized use of our brand name by third parties may adversely affect our business.

We consider our brand name critical to success. Due to the nature of our business, we do not have any patents, administrative protection or trade secrets covering our use of cord blood collection, processing, storage or retrieval technologies. Our continued ability to differentiate ourselves from the other cord blood bank operators and other potential new entrants would depend substantially on our ability to preserve the value of our brand name.

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand name. In particular, we have applied to register the “” logo as a PRC trademark. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources.

In order to preserve the value of our brand name, we may need to take legal actions against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in the PRC are uncertain and still evolving, we may not be successful in litigation. Further, future litigation could also result in substantial costs and diversion of our resources and could disrupt our business.

Our strategic partnership with Cordlife may not be successful.

For the three years ended March 31, 2010, we paid an aggregate of AUD10.4 million in exchange for shares of Cordlife, a company whose shares are listed on the Australian Stock Exchange. In June 2010, we entered into agreement to underwrite a AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis. Cordlife is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. Cordlife is experiencing a period of significant growth and has recently entered into collaborative relationships with several foreign business partners. There are significant risks associated with Cordlife’s expansion into developing countries, for it may not have the necessary experience to develop localized versions of its business model and in marketing its services to target subscribers with different demographic characteristics. We may thus be unable to generate satisfactory return on our investment in Cordlife.

In addition, we currently have not entered into any strategic arrangement with Cordlife. If we fail to establish a long term strategic arrangement with Cordlife, we may not be able to generate satisfactory return on our investment and may eventually write off our Cordlife investment, resulting in an adverse impact on our financial performance.

Our strategic holdings in Cordlife may adversely affect our financial performance.

We continuously review and monitor our strategic investment in Cordlife. The market value of our investment in Cordlife declined during the year ended March 31, 2008, resulting in an unrealized holding loss of RMB10.6 million as of March 31, 2008, which was considered not other-than-temporary and recognized in accumulated other comprehensive loss. The market value of our investment in Cordlife had further declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the current market conditions, the management considers that the impairment loss on the investment up to December 31, 2008 was no longer not other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million has been recognized in earnings during the year ended March 31, 2009 and the market value as of December 31, 2008 formed a new cost basis of our investment in Cordlife. Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of Cordlife, resulting in total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2010 of RMB27.1 million ($4.0 million). Should the share price of Cordlife experience a further significant decline and we believe the impairment is other-than-temporary, the further write-down of investment will have to be recognized in our statement of operations and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventory within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our balance sheet. The carrying value of our donated cord blood units was RMB29.6 million ($4.3 million) as of March 31, 2010. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventory is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2008, 2009 and 2010. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

We may have anti-takeover provisions in our organizational documents that discourage a change of control.

Certain provisions of our memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Certain of these provisions provide for:

•	having a classified board of directors with staggered three-year terms;
•	requiring a special resolution, namely the affirmative vote of not less than seventy-five percent (75%) of the votes cast by the shareholders, generally to remove a director;
•	providing for filling vacancies on the board only by the vote of the remaining directors or by a special resolution, namely the affirmative vote of not less than seventy-five per cent (75%) of the votes cast by the shareholders in the meeting at which such directors are removed; and
•	establishing the requirements and procedures for calling special meetings of shareholders, including a provision that provides that a special meeting of shareholders may only be called by a majority of directors, our chairman, or members together holding not less than seventy-five per cent (75%) of the issued shares.

In addition, we have entered into service contracts with senior executive officers on June 30, 2009, namely, Ms. Ting Zheng, Mr. Albert Chen, Dr. Feng Gao, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for CCBC. These anti-takeover provisions could make it more difficult for a third party to acquire CCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of March 31, 2010, Golden Meditech owns 43.6% of CCBC’s issued and outstanding shares. CCBC’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. If there is an annual meeting, as a consequence of CCBC’s “staggered” board of directors, only a minority of the board of directors will be considered for election and Golden Meditech, because of its ownership position following the Business Combination, has considerable influence regarding the outcome.

As our success depends on several key management personnel, our business may be adversely affected if we fail to retain them.

Our success is highly dependent on the retention of the principal members of our management, scientific and sales personnel. In particular, Ms. Ting Zheng, our chairperson and chief executive officer and the rest of our senior management team, are critical to our ability to execute our overall business strategy. In addition, several other employees with scientific or other skills are important to the successful development of our business. If any of our key employees joins a competitor or forms a competing company, we may lose some competitive advantages, and our operating results may be adversely affected. As qualified personnel are difficult to attract and retain, we have entered into service contracts with senior executive officers. These new service contracts become effective upon the effective time of the Business Combination. Each contract will be automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. Although these contracts contain non-competition clauses, the restrictions imposed by the clauses may not be adequate to prohibit these key management personnel from competing against us after their departure.

If there are any adverse public health developments in China, our business and operations may be severely disrupted.

Any prolonged occurrence of avian flu, severe acute respiratory syndrome, or “SARS,” or other adverse public health developments in China or other regions where we have an operation or presence may have a material adverse effect on our business operations. These could include the ability of our personnel to travel or to promote our services within China or at other regions where we have an operation or presence, as well as temporary closure of our facilities. In particular, there have been reports of occurrences of avian flu in various parts of China in recent years, including confirmed human cases. In response, the PRC government has authorized local governments to impose quarantine and other restrictions on movements of people and goods in the event of an epidemic. Any closures or travel or other operational restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

The effects of the global financial crisis are far-reaching and difficult to predict.

During the second half of 2008, the international capital markets experienced severe volatility and exhibited overall significant declines in prices of equity securities, which events taken in combination with a freezing of international credit markets and lack of availability of private capital led to a near shutdown of private flows of capital. In addition, the alleged fraud perpetrated by Bernard Madoff exacerbated a lack of confidence in global financial institutions and their oversight.

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies have begun to show signs of stabilizing and, in some instances, the beginnings of recovery, it is difficult to predict the effect of the global financial crisis may have on our business, our expansion plans and our ability to raise capital required to implement our expansion plans.

Risks Relating to the Business Combination

There is a risk that CCBC could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Business Combination, which could result in significantly greater U.S. federal income tax liability to CCBC.

Section 7874(b) of the Internal Revenue Code of 1986, as amended, or the “Code,” generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, CCBC, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Share Exchange as if CCBC were a domestic corporation.

Although Section 7874(b) should not apply to treat CCBC as a domestic corporation for U.S. federal income tax purposes, due to the absence of comprehensive guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Share Exchange, this result is not entirely free from doubt. As a result, investors are urged to consult their own tax advisors on this issue. The balance of this discussion (including the discussion under “Taxation — United States Federal Income Taxation”) assumes that CCBC will be treated as a foreign corporation for U.S. federal income tax purposes. For a further discussion of this issue, see the section entitled “Taxation — United States Federal Income Taxation — Tax Treatement of CCBC After the Redomestication and the Share Exchange”

There is a risk that CCBC will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation — United States Federal Income Taxation — General”) for CCBC’s ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or warrants or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2010, CCBC does not believe that it will be treated as a PFIC for such year. However, because CCBC has not performed a definitive analysis as to its PFIC status for such taxable year, there can be no assurance with respect to its PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares and warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — U.S Holders — Passive Foreign Investment Company Rules.”

Risks Relating to Operations in China

Changes in political, economic and legal developments in China may adversely affect our business.

As we derive substantially all of our revenues in China and substantially all of our assets and operations are in China, our continued growth would depend heavily on China’s general economic condition. The Chinese economy has grown significantly in recent years, especially after China’s accession to the World Trade Organization, or “WTO,” in 2001. We, however, cannot assure you that the Chinese economy will continue to grow, or that such growth will be steady or in geographic regions or economic sectors to our benefit. A downturn in China’s economic growth or a decline in economic condition may have material adverse effects on our results of operations.

Further, we will continue to be affected by the political, social and legal developments of China. Since the late 1970s, the PRC government has introduced a series of economic and political reforms, including measures designed to effectuate the country’s transitioning from a planned economy to a more market-oriented economy. During such economic and political reforms, a comprehensive system of laws were promulgated, including many new laws and regulations seeking to provide general guidance on economic and business practices in China and to regulate foreign investment.

In the past twenty years, the growth of the Chinese economy has been uneven across different geographic regions and different economic sectors. In order to stabilize national economic growth, the PRC government adopted a series of macroeconomic policies. These policies include measures that restricted excessive growth and investment in specific sectors of the economy. More recently, on the other hand, the PRC government has implemented stimulus responses to the global financial crisis. We cannot predict the future direction of economic reforms or the effects that any such measures may have on our business, financial condition or results of operations.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with the PRC State Administration of Foreign Exchange, or “SAFE” or its authorized local branches. Further, any capital contribution by an offshore shareholder to its PRC subsidiaries should be approved by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. As of March 31, 2010, we had cash denominated in U.S. dollars of $5.6 million. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may even not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75,” on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, the SAFE Rules have retroactive effect. As a result, PRC residents who had established or acquired control of offshore companies that had made onshore investments in the PRC before promulgation of the SAFE Rules were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

To date, we have not received any communications from, or had contact with, the PRC government with respect to SAFE Rules. Neither do we have information regarding whether our shareholders who may be subject to SAFE Rules have made necessary applications, filings and amendments as required under SAFE Rules. However, we have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans, including cash of CCBC, to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange

Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. As of the date of this report, no employee share option has been granted and is outstanding under the current CCBC share option scheme. All the options for the shares of CCBC to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 78 since CCBC becomes an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

In addition, the PRC employees involved in the Incentive Plan must be subject to approval by the competent foreign exchange administration authorities and make the registrations as required under Circular 78. We cannot assure you that the administration authorities would approve the Incentive Plan, or permit such PRC employees to go through the registration procedures. If this occurs, the management, operations and financial conditions of the listed company may be adversely affected.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

Prior to January 1, 2008, the basic enterprise income tax rate for foreign invested enterprises in the PRC was 33.0%, while the PRC government provided various incentives, including reduced tax rates, to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone. Jiachenhong is registered and operating in a national level economic and technological development zone, and was entitled to a preferential enterprise income tax rate of 15.0%. In addition, Jiachenhong qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. In connection therewith, Jiachenhong was fully exempt from income tax in each of the years ended December 31, 2004 and 2005 and has been subject to enterprise income tax at a reduced rate of 7.5% since the year ended December 31, 2006. The tax holiday expired on December 31, 2008.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high and new technology enterprises enjoying special support from the state. Additionally, a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election. Following the effectiveness of the new tax law, the effective tax rate of Jiachenhong may increase, unless Jiachenhong is otherwise eligible for preferential treatment.

On April 14, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination,” and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State). Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered for one year or longer within China (excluding Hong Kong, Macao and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis. On July 8, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation further issued the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”). Based on such Notice, the qualification for the enterprises which were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws shall remain valid if the validity period of their qualification has not expired, but such enterprises could not continue to enjoy the corresponding preferential tax treatment unless they could be redetermined as high-tech enterprises. Additionally, for high-tech enterprises which were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, the abovementioned stipulations of Circular 39 shall continue to apply.

Jiachenhong has been redetermined as a high and new technology enterprise on December 24, 2008 and such status have been valid retrospectively as of January 1, 2008 and be valid for three years. As a result, Jiachenhong is expected to be subject to a reduced tax rate of 15%. However, we cannot assure you that Jiachenhong will be redetermined as a high and new technology enterprise and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong is able to have its business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificate of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong will be able to continue to enjoy our current preferential tax treatments. In addition, on August 31, 2007, the Ministry of Finance and the State Administration of Taxation promulgated the Notice Regarding the Issue on Application of Tax Laws by Enterprises. In accordance with such notice, starting from January 1, 2008, enterprises established and registered during the period from March 17, 2007 to December 31, 2007 are required to pay enterprise income taxes at a rate of 25%. Since Nuoya was restructured as a foreign invested enterprise on August 17, 2007, a date that falls within the period from March 17, 2007 to December 31, 2007, Nuoya is deemed as established during that period and is required to pay enterprise income tax at a rate of 25% starting from January 1, 2008. Prior to January 1, 2008, Nuoya was subject to enterprise income tax at the standard rate of 33%.

Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as the managing bodies that in practice exercise “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body or the managing body of any of our non-PRC subsidiaries as being located within the PRC. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a non-PRC company on a case-by-case basis.

If the PRC tax authorities determine that we are, or any of our non-PRC subsidiaries is, a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we and/or such subsidiary may be subject to the enterprise income tax at a rate of 25% on our and/or such subsidiary’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if we and each of our non-PRC subsidiaries are treated as “qualified resident enterprises,” all dividends from our PRC subsidiaries to us (through our non-PRC subsidiaries) should be exempt from PRC tax.

If we or any of our non-PRC subsidiaries is determined to be a PRC “non-resident enterprise” and receives dividends from a subsidiary that is determined to be a PRC “resident enterprise” (assuming such dividends were considered sourced within the PRC), such dividends may be subject to a 10% PRC withholding tax. Any such tax on dividends could materially reduce the amount of dividends, if any, we could pay to our investors.

If we are determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our enterprise (but not individual) investors that are not tax residents of the PRC (“non-resident investors”) and gains derived by them from transferring our ordinary shares or warrants, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to our non-resident investors. Our non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares or warrantsin certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interestin a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Investors should consult their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

All of our PRC subsidiaries are foreign investment enterprises. As we conduct a significant portion of our businesses through foreign investment enterprises in the PRC, we are subject to restrictions on foreign investment policies imposed by the PRC law from time to time. Generally, foreign invested enterprises enjoy more favorable tax treatment in the form of tax incentives and other preferential policies but are subject to more stringent restrictions in their business operations. If we cannot obtain approval from relevant approval authorities to engage in businesses that become restricted or prohibited for foreign investors, we may be forced to sell or restructure the businesses that have become restricted or prohibited for foreign investment. If we are forced to adjust our business portfolio as a result of changes in government policy on foreign investment, our business, financial condition and results of operations would likely be materially adversely affected.

Changes in PRC laws and regulations on labor and employee benefits may adversely affect our business and results of operations.

As we conduct a significant portion of our business through our subsidiaries in China, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as an increase in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which would have an adverse impact on our business and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this 20-F under a recently adopted PRC regulation, and, if required, we cannot currently predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC,” promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 (the “M&A Regulation”). This M&A Regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or “SPVs”, formed for the purpose of listing of the equity interests in the PRC Companies on an overseas stock exchange and directly or indirectly controlled by PRC individuals or companies to obtain approval from the CSRC prior to listing their securities on an overseas stock exchange. The application of this M&A Regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of JunZeJun Law Offices, our PRC counsel, that although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary to obtain CSRC approval for this filing because we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV under the M&A Regulation. Since the M&A Regulation was promulgated, the PRC government has not issued the implementing rules, and there may be some uncertainties as to how this M&A Regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC approval is required, we may face sanctions by the CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by its PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring or advising us to halt this filing.

The M&A Regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors in China more time-consuming and complex, including requirements in some instances that the approval of the Ministry of Commerce shall be required in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with the requirements of the M&A Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Our management capability is confronted with challenges due to requirements by PRC government in relation to protection of personal information.

In February 2009, the Chinese National People’s Congress promulgated the Criminal Law Amendment (7), which, among other things, provides that any government, financial institutions, telecommunications organizations, or transportation, education, health care institutions or similar institutions or their employees who illegally sell or provide personal information which is obtained in the process of performing their duties would constitute a crime. In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we or some of our employees are found to violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more costs and management efforts to reinforce our internal control system to ensure that our subscriber’s individual information will not be illegally disclosed. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance that such third person would not violate the Criminal Law Amendment (7) and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties.

Risks to our Shareholders

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the markets for cord blood banking service;
•	changes in the economic performance or market valuations of companies specializing in cord blood banking services;
•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;
•	addition or departure of our senior management and key research and development personnel;
•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and
•	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

There will be a substantial number of CCBC’s ordinary shares available for sale in the future that may adversely affect the market price of CCBC’s ordinary shares.

CCBC currently has an authorized share capital of 251,000,000 shares consisting of 250,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share.

The ordinary shares issued in the Business Combination to the participating shareholders were subject to a lock-up period, which expired on December 31, 2009, and 57,851,240 ordinary shares became eligible for trading in the public market. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of CCBC’s ordinary shares.

Cayman Islands law may be less protective of shareholder rights than the laws of the U.S. or other jurisdictions.

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2009 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, our directors or principal shareholders than they would as a shareholder of a U.S. company.

Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.

We are not incorporated in the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We will need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We have instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have also engaged external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues. These requirements of Section 404 first applied to our annual report on Form 20-F for the fiscal year ended March 31, 2010. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

Our auditors are required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We may not be able to pay any dividends on our ordinary shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

In addition, due to the failure of the Measures to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

We incurrred additional costs as a result of being a public company in the United States, which affected our profits.

We are subject to the reporting obligations of the SEC, which many consider to be more stringent, rigorous and expensive than operating a privately held company. In particular:

•	We incurred additional costs in order to comply with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, or FINRA.
•	We incurred additional costs in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.
•	We are required under U.S. rules and regulations to attract and retain additional independent directors to serve on our board of directors. We may encounter difficulty in attracting and retaining qualified independent directors to serve on our board of directors and our audit committee.

If we fail to attract and retain independent directors, we may be subject to SEC enforcement proceedings and delisting by the exchange on which we are listed at the time. The costs incurred to comply with various listing requirements, including but not limited to, U.S. corporate governance compliance related expenses, internal control expense, and directors and officers insurance related expenses may continue to increase in the future, and, in turn, will increase our operating expenses and reduce our profit.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

Volatility in the price of our ordinary shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the Unites States and other countries have experienced significant price and volume fluctuations, and market prices of healthcare companies have been and continue to be extremely volatile. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands company registered by way of continuation in the Cayman Islands.

CCBC was formed through the Business Combination, which involved the merger of Pantheon with and into Pantheon Arizona, then a wholly owned subsidiary of Pantheon formed for the purpose of effecting a merger, with Pantheon Arizona surviving the merger (the “Merger”) and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands (the “Redomestication”). Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed a share exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”). Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to our achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Law (2009 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has two operating subsidiaries in China: Jiachenhong and Nuoya. CCBS holds an indirect 100.0% interest in Jiachenhong and an indirect 90.0% interest in Nuoya. In addition, CCBS holds an indirect 16.3% interest in Cordlife Limited, or “Cordlife,” a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines.

Immediately following the Business Combination and the share exchange with CCBS remaining shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBC’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the shareholders who exercised the CSC options for shares of CCBC owned 5.7% of CCBC’s issued shares.

The Business Combination was accounted for in accordance with U.S. generally accepted accounting principles as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination was recorded as redeemable non-controlling interest. Upon the completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

In November 24, 2009, CCBC had completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 5, 2010. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were intended to be used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 19, 2009, CCBC was listed on the New York Stock Exchange (“NYSE”) with a ticker symbol “CO”.

B. Business Overview

History and Current Business

Overview

We are a leading provider of cord blood storage services in China. We provide cord blood storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. We have strategic access into three out of the six cord blood banking licenses issued by the PRC government authorities and are currently the operator of the sole cord blood banking licensees in Beijing and Guangdong. We also invested in a minority equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. Beijing and Guangdong had an aggregate of approximately 1.2 million newborns in 2007, according to the National Bureau of Statistics of China. Our Beijing-based subsidiary, Jiachenhong, was the first operator of a licensed cord blood bank in China.

We provide our services through our network of collaborating hospitals in Beijing and Guangdong. These hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our promotion and marketing activities. As at March 31, 2010, we had developed a hospital network consisting of over 90 major hospitals in Beijing. Since our acquisition of Nuoya in May 2007, we have established collaborative relationships with over 110 major hospitals in Guangdong. Nuoya commenced commercial operation after our acquisition and we are seeking to significantly expand our hospital network in this new market. Our acquisition of the right to operate a cord blood bank in Guangdong through our acquisition of Nuoya enabled us to increase the size of the market that we can address. According to the National Bureau of Statistics of China, Guangdong had approximately 1.1 million newborns in 2007. On May 6, 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood bank operator in the Shandong province. We are entitled to the right of first refusal if any shareholders of Qilu decide to dispose or transfer their equity interest in Qilu in the future. Each of Qilu major shareholder and the Seller has guaranteed that the dividend income attributable to us in calendar year 2010 will be not less than approximately RMB7.07 million.

We generate substantially all of our revenues from subscription fees. We intend to grow our revenues by enlarging our subscriber base and increasing our penetration rates through expanding our hospital networks and enhancing our sales and marketing initiatives. In addition, the nature of our business requires us to deliver our services to our subscribers on a long-term basis. Therefore, the contracts with our subscribers are typically for a period of 18 years. The contracts can be terminated early by the parents or further extended, at the option of the children, after the children reach adulthood. The payment for our services consists of processing fees payable at the time of subscription or by installments over a typical contract period of 18 years depending on the payment option elected by subscribers and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenues from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our operating costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation expenses of our storage facilities and rental expenses. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2008, 2009 and 2010, depreciation expenses, our most significant fixed cost, accounted for 6.5%, 12.6% and 18.3%, respectively, of our direct costs, and rental expenses accounted for 2.8%, 4.9% and 4.3%, respectively, of our direct costs. The depreciation expense as a percentage of direct costs is lower than normal in the year ended March 31, 2008 was primarily due to the increase in total direct costs after taking into account the write back of RMB33.0 million deferred costs. Since a significant portion of our operating costs are fixed, we benefit from economies of scale as the number of units stored at our cord blood banks increases. Based on our operating experience and historical growth, we believe we will be able to generate sufficient processing and storage fees to cover our operating costs. Moreover, as cord blood banking services are not subject to price control by the PRC government, we have the flexibility to set and adjust our fees in response to changing market dynamics.

We are experiencing a period of significant growth. We expanded our geographic coverage by acquiring the right to operate a cord blood bank in Guangdong through our acquisition of Nuoya in May 2007. In July 2007, we acquired a 12.9% in Cordlife, a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. During the year ended March 31, 2009, we further increased our equity interest in Cordlife. As at March 31, 2010, we owned 16.3% in Cordlife. In June 2010, Cordlife announced a rights issue which was to be underwritten by us. The underwriting agreement was subsequently terminated but we will continue to participate in the rights issue by subscribing to the rights allocated to us on a pro-rata basis. In May 2010, we invested in Qilu, the exclusive cord blood bank operator in the Shandong province. Our investment represented approximately 19.9% equity interest in Qilu. We do not have significant influence over Qilu and we intend not to consolidate or account for under the equity method our investment in Qilu.

Our Competitive Strengths

Early Entrant Advantage with Multiple Cord Blood Banking Licenses in China.  We were the first licensed cord blood bank operator in China. We have the license to operate in Beijing and Guangdong. To date, the PRC government authorities has issued six cord blood banking licenses in China. As the cord blood banking industry in China is at an early stage of development, we enjoy certain competitive advantages as an early entrant, including the following:

•	Our Beijing-based subsidiary, Jiachenhong, was the first licensed cord blood bank operator in China. Since we have the longest operating history among a limited number of operators in China, the government has sought our views and opinions when it sets industry standards and regulatory framework for the cord blood banking industry in China.
•	We have developed a reputable brand in delivering quality cord blood banking services. We believe that we have achieved consistently good results in terms of preserving our subscribers’ cord blood deposits. We have provided more than 200 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations.
•	We have strategic access into Beijing and Guangdong, two out of the six provincial-level regions in which the operation of cord blood banks is permitted in China. The PRC government plans to issue cord blood banking licenses in up to four additional provincial-level regions by 2010. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future.

Extensive Hospital Networks in Our Existing Markets.  We provide our services through collaboration with selected hospitals in our operating regions. Our hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our sales and marketing activities. Our focus on building an extensive hospital network by collaborating with hospitals has contributed to our successful growth. We have established collaborative relationships with over 90 major hospitals in Beijing. Since we completed the acquisition of Nuoya in May 2007, we have over 110 major hospitals participating in our hospital network in Guangdong and expect to further develop our network in this new market.

We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate our target markets. Our collaborating hospitals and dedicated sales team have enabled us to establish ourselves as a quality cord blood banking service provider in the communities in which we operate.

Well-Developed and Effective Marketing Program.  Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. To increase penetration in our existing markets, we have developed a comprehensive marketing program targeting expectant parents, the general public, government agencies and non-profit organizations, including the following:

•	We undertake various joint marketing efforts with our collaborating hospitals, including educational sessions for expectant parents at pre-natal classes, one-on-one discussions with expectant parents, and the assignment of designated consultants to answer questions from expectant parents. To ensure quality services we require these consultants to complete a training program before approaching prospective subscribers.
•	We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, billboards and newsletters that discuss in detail the importance of cord blood and haematopoietic stem cell therapy in the treatment of blood-related health conditions.
•	We maintain cooperative relationships with several government agencies, such as Beijing Population and Family Planning Commission, to educate newly-weds about the benefits of cord blood banking services in classes organized by the agencies.

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. To date, we have spent RMB284.7 million to build our infrastructure. The total number of units stored at our cord blood banks amounted to 58,912, 94,288 and 142,930 as at March 31, 2008, 2009 and 2010, respectively. As at March 31, 2010, we had extra capacity to store approximately 607,000 additional units. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing and Guangdong, we believe we have the ability to further increase our capacity to meet increasing market demand.

Capable and Experienced Management Team.  Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and solid experience in one or more emerging healthcare sectors in China. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange Main Board with a track record of operating in several emerging healthcare sectors in China. Due to its long operating history in the healthcare industry, Golden Meditech has established strategic partnerships with a large number of hospitals, distributors and regulatory agencies, which provide us a valuable network to develop our hospital network. As a distinct entity, we operate all aspects of our business without undue reliance on Golden Meditech and have independent access to suppliers and distribution channels.

Our Strategy

The cord blood banking industry in China is at an early stage of development with significant growth opportunities, especially in light of the large population, the one-child policy and the rapid economic growth. Our goal is to significantly grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Our Existing Markets.  A significant portion of our operations, such as maintenance of the storage environment, supervision of sales and marketing personnel, marketing programs and media promotion, procurement of equipment and infrastructure, and recruitment of personnel, could potentially benefit from synergies arising from economies of scale. We seek to continue to expand our operations within our existing markets to maximize economies of scale. To this end:

•	We seek to further penetrate the Beijing and Guangdong markets via arousing public interest toward cord blood banking and adding more collaborating hospitals. We will also provide further training to our sales and marketing force to increase their professional knowledge.

•	We seek to increase the awareness of the benefits of cord blood banking by focusing on educating the general public about the relationship between cord blood and haematopoietic stem cell therapy as well as the current and potential application of stem cell therapies. The more receptive the general public is to the concept of cord blood banking, the more likely we will be able to increase our subscriber base.
•	We seek to garner further support for our operation from governmental organizations, industry associations, hospitals and the general public. We believe our commitment to community healthcare will help promote our image as a socially responsible healthcare company in China, which is critical for our long-term success.

Obtain Additional Licenses and Acquire Existing Cord Blood Bank Operators to Expand Our Geographic Coverage.  Our goal is to expand our operations to cover densely populated regions with high birth rates in China. The PRC government intends to issue cord blood banking licenses in up to four additional provincial-level regions by 2010. We are also in discussions with several existing licensees and license applicants in certain other regions for potential acquisitions or collaborations. We believe we have the ability to capitalize on our industry knowledge and the expertise to identify suitable acquisition targets in other regions. As we garner the essential knowledge and skills to operate in a new market, we believe we will be able to replicate, with modifications necessary to meet local needs, the success we have had in collaborating with major hospitals in our existing markets to increase the subscription for our services in our future markets.

Pursue Strategic Relationship in Domestic and International Markets.  We intend to strengthen our market position by pursuing strategic relationship with other players in the cord blood banking industry, including making strategic investments in other cord blood bank operators and entering into joint ventures with other healthcare companies that would complement our existing capabilities and increase our international exposure. As part of this strategy, in July 2007 we acquired a 12.9% equity interest in Cordlife. We have subsequently increased our ownership and as of March, 31, 2010, we own approximately 16.3% equity interest in Cordlife. In June 2010, we entered into agreement to underwrite a AUD11.6 million rights issues for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation. We will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis. Cordlife is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia, and the Philippines.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for expectant parents as a precautionary healthcare measure for the benefit of their children and other family members. Our subscription services accounted for 41.1%, 99.2%, and 99.5% of our revenues for the years ended March 31, 2008, 2009 and 2010, respectively. The subscription-based revenues as a percentage of total revenues in the year ended March 31, 2008 was exceptionally low primarily resulted from an enlarged base of revenues due to the non-recurring recognition of previously deferred revenues in the amount of RMB136.5 million representing 58.6% of total revenues in the year ended March 31, 2008. See Note 16 to our annual consolidated financial statements included elsewhere in this report. In the absence of the non-recurring recognition of deferred revenues in the amount of RMB136.5 million in the year ended March 31, 2008, subscription-based revenues would have accounted for 99.3% of total revenues in that year.

We have developed hospital networks by entering into collaborative agreements with hospitals located in Beijing and Guangdong, where we are licensed to operate. Our collaborating hospitals collect the cord blood of the newborns of our subscribers and we pay them handling fees for the collection services provided. Our collaborating hospitals are required by our contracts to offer cord blood collection services to us on an exclusive basis.

Our subscribers are required to enter into a subscription contract with us prior to the birth of their children. The contract provides for the collection of cord blood from their newborns at one of our collaborating hospitals and preservation of the cord blood for an initial storage period up to 18 years. On the 18th anniversary, the child, who will have reached adulthood, will have the exclusive right to decide whether to extend the subscription for our services or to relinquish ownership of his or her cord blood for donation to our banks. Prior to January 1, 2008, we offered our subscribers three payment options: (1) payment of a one-time processing fee of RMB5,000 and a storage fee of RMB500 payable each year for a period up to 18 years; (2) payment of a one-time processing fee of RMB5,000 and an annual storage fee of RMB500 in one lump sum with a discount at 20% on the total storage fees payable over the contract period; and (3) payment of a processing fee at an installment of RMB1,100 at the time of subscription and an annual installment of RMB300 payable each year at each anniversary of the subscription, in which case our subscribers pay an additional amount of RMB1,200 compared to payment options (1) and (2), as well as payment of the storage fee of RMB500 payable each year for a period up to 18 years. Between January 1, 2008 and January 31, 2009, we suspended payment option (2) to our subscribers while we continued to offer payment options (1) and (3) to our subscribers. Starting from February 1, 2009, subscribers can choose to make a bullet payment of 18 years of storage fees but without any discount, together with the one-time processing fee of RMB5,000. In addition, we offer medical practitioners, including doctors, nurses or other medical professionals, our services at a discount of 30% from time to time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers.” We offer one-stop-shop services for our subscribers. Following the signing of the subscription contract, we notify the collaborating hospital chosen by our subscriber so that the hospital can arrange for one of its certified medical practitioners to collect the cord blood of the newborns of our subscribers. The cord blood collected is then transported to our facilities for testing, processing and storage. We act as the custodian of the cord blood stored at our facilities during the term of the subscription contract.

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.3%, 0.8%, and 0.5% of our revenues for the years ended March 31, 2008, 2009 and 2010, respectively.

We accept and preserve cord blood donated by the general public and have created a database containing information of the human leukocyte antigen profiles and characteristics of the donors on an anonymous basis. We require our donors to deliver their newborns at one of our collaborating hospitals. We are not permitted to reject a donation without a valid business or medical reason. Another source of donations in the future may be the cord blood of the newborns of our former subscribers who cease subscription for our services at the end of 18 years and do not demand return of their cord blood units and the cord blood units stored by our subscribers who fail to pay. We require our employees to fully inform all prospective subscribers of our policy of releasing cord blood units to our cord blood inventory in such circumstances, and our subscribers are required to give their consent to this policy when subscribing for our storage services. In the opinion of our PRC counsel, JunZeJun Law Offices, a consent of this nature is enforceable under PRC law. Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood bank operators in China.

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. Further, Jiachenhong is affiliated with AsiaCORD. The benefit of affiliation with AsiaCORD is the ability to gain access to a larger group of patients in need of transplants because AsiaCORD enables such patients to search the human leukocyte antigen profiles of donated units stored at AsiaCORD-affiliated cord blood banks that provide matching services, including ours, thereby increasing the possibility of finding matching units in our cord blood banks. We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. As of March 31, 2010, we generally charge a fee of RMB15,000 ($2,198) for providing one or more matching units in a cord blood transplant. For the years ended March 31, 2008, 2009, 2010 the number of successful matches found among the cord blood units donated by the public and stored at our facilities were thirteen, twenty-one and twenty, respectively.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing and Guangdong:

	For the year ended March 31,
	2010	2009	2008
New subscriber sign-ups	45,252	34,678	26,060
New donations accepted(1)	3,390	698	693
Total	48,642	35,376	26,753

	As of March 31,
	2010	2009	2008
Units deposited by subscribers	129,312	84,060	49,382
Units contributed by donors(1)	13,618	10,228	9,530
Total	142,930	94,288	58,912

(1)	Excludes the matching units used during the relevant periods.

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

•	Collection. Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscriber gives birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into a vial. Although we are not responsible for the collection, we provide a kit that contains the medical devices necessary for the collection procedure. Most umbilical cords yield approximately three to five ounces of blood.
•	Transportation. After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled and monitored. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in specially designed containers to ensure the viability of the haematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.
•	Testing. We conduct several tests on the unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of haematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.
•	Processing. Cord blood undergoes processing and separation procedures which ultimately extract the haematopoietic stem cells for subsequent storage.
•	Storage. After testing and processing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the haematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of haematopoietic stem cells at our cord blood bank is computerized to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As at March 31, 2010, our sales force (including after sales support) consists of a Beijing-based team with approximately 137 employees and a Guangdong-based team with approximately 154 employees. Their compensation consists of base salary and performance-based bonus assessed on a quarterly basis. Newly hired sales staff are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with over 90 major hospitals in Beijing. Since we completed the acquisition of Nuoya in May 2007, over 110 major hospitals have joined in our hospital network in Guangdong.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•	Activities targeting prospective parents. We maintain our hospital networks with over 90 major hospitals in Beijing and over 110 major hospitals in Guangdong. We assign a consultant to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various community centers to organize prenatal classes and other events for expectant parents.
•	Education of the medical community. To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.
•	Advertising efforts. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that haematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits. We have successfully lobbied for references to our cord blood banking services in booklets and various public information materials prepared by the Beijing Population and Family Planning Commission for distribution to all expectant parents in the region. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences on the medical use and application of cord blood technology. To increase the public awareness of our cord blood banking services, we sponsor television programs and talk shows to increase our visibility.

We aim to efficiently allocate our capital resources to market our services. We monitor and control our annual sales and marketing budget to be typically no more than 20.0% of the fees generated from our services.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. The majority of materials and supplies used in our cord blood banking business are readily available, and their prices have remained generally stable. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. To date, we have not encountered any material shortage or price fluctuation that had a material adverse effect on our business.

It is our policy to maintain multiple vendors for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2010			2009		2008
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
Fenwal Dahua Pharmaceutical Technology (Shanghai) Co. Ltd.	1,075	7,340	27	4,425	22	7,900	36
Hangzhou Baitong Biological Technology Co., Ltd.	761	5,192	19	3,381	17	3,251	15
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	729	4,973	19	2,881	15	—	—
Beijing Probe Biological Technology Co., Ltd.	489	3,336	12	2,181	11	—	—
Total	3,054	20,841	77	12,868	65	11,151	51

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, most of our cord blood collection services have been performed through a limited number of hospitals. For the year ended March 31, 2010, one hospital in Beijing accounted for 4.8% of the total number of cord blood collection procedures performed for our subscribers. We believe that such concentration is normal because our target subscribers are concentrated in a small number of popular hospitals in our existing markets.

Facilities

We maintain facilities in Beijing and Guangdong. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2014.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Leased at a monthly rent of RMB310,080. The lease will expire in September 2028.	5,168
Total			16,688

Our facilities in Beijing and Guangdong are equipped with a customer relationship management system. The system has been customized to monitor our sales performance, monitor testing processes and results on a case-by-case basis, keep real-time record of storage movement in cord blood banks, handle billing matters, and track customer hotline interactions.

As at March 31, 2010, our cord blood bank in Beijing had design storage capacities of 500,000 units. As at March 31, 2010, our cord blood bank in Guangdong had design storage capacities of 250,000 units. We believe that we have the requisite expertise and resources to expand our storage capacities to meet the growing demand for our services.

Quality Assurance

Our cord blood banking operations in Beijing and Guangdong have been accredited with GB/T19001-2000 (which is equivalent to ISO-9001), which are the national standards for quality control in China, and our laboratories comply with the internationally recognized Good Laboratory Practice, or “GLP”, standards.

The operating procedures and standards at our facilities comply with relevant regulations and industry standards promulgated by the MOH for the operation of cord blood banks, including the Standards on Administration of Quality of Blood Bank Laboratory promulgated in May 2006. We have adopted quality assurance measures to ensure the quality of cord blood units transported, processed and stored by us. In particular, we maintain GLP-certified clean rooms where haematopoietic stem cells are processed prior to storage and later restored for therapeutic use. The storage of haematopoietic stem cells at our cord blood bank is computerized to ensure the integrity of all cord blood units and the veracity of all related data.

We maintain a comprehensive quality assurance program to ensure that we are in compliance with applicable quality standards. To illustrate, our collaborating hospitals collect the cord blood from the newborns of our subscribers with a collection kit containing the necessary tools and instruments that it prepares and provides to the hospitals in advance. We also take charge of the transportation of the cord blood from the hospitals to our facilities to ensure the quality of the cord blood does not deteriorate prior to reaching our facilities. When the cord blood arrives at its facilities, we begin testing and processing, including physical examination, whole blood cell and flow-cytometry counting, cultivation tests and microbe tests such as HIV, bacterial and virus tests. The testing results are verified by our officer in charge. Qualified cord blood units will then undergo a computer-controlled preparatory freezing process through which the cord blood units will be lowered to -90°C prior to cryopreservation. During this process, our staff will examine the container to verify that all information in relation to every cord blood unit is properly and accurately documented.

For the cord blood units in storage, we conduct random examinations on an annual basis to ensure the stored units are suitable for transplants if needed. In addition, we also conduct routine examinations, including checking the dust level in all GMP certified clean rooms, examining the accuracy of all measuring and testing equipment and testing the ultraviolet light output in each clean room and bacteria and mycosis cultivation in the air. We continuously monitor the temperature level, the humidity level, the air pressure difference among various clean rooms, and the layout of our equipment and apparatuses.

We are responsible for quality assurance in connection with our cord blood banking services. In the event that the cord blood stored at our banks are found to be unfit for use in a transplant due to our mishandling or other fault or errors attributable to us, we have agreed under our subscription contract to compensate the subscriber in an amount equal to twice the fees paid by the subscriber. We have procured insurance to cover this liability. See “ — Insurance.”

Competition

To date only six cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole cord blood banking licensee in Beijing and Guangdong. We also have an investment of approximately 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. The operators of the other three cord blood banking licensees are Eastern Union Stem Cell & Gene Engineering Co., Ltd. in Tianjin, Shanghai Stem Cells Technology Co., Ltd. in Shanghai and Sichuan Stem Cells Co., Ltd. in Sichuan. The MOH has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same provincial-level region, and has announced that it intends to follow the same policy in the future. As such, we do not face any direct competition in Beijing and Guangdong and do not expect any such competition in the near future.

According to a policy paper published by the MOH in December 2005, cord blood banking licenses will be issued in up to four additional provincial-level regions by 2010. We will seek to expand our geographical coverage by acquiring or collaborating with one or more successful applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood bank operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, more efficient management and higher level of technological expertise than us.

In addition, our ability to compete depends on the efficacy and safety of cord blood transplants compared to other medical treatment and remedies as well as the efficacy and safety of cord blood transplants using the patients’ own cord blood or the cord blood from related family members compared to cord blood from an unrelated public donor.

Finally, we intend to diversify our revenue sources by offering ancillary services, such as offering selected healthcare services for infants or offering the database we compiled from the genetic profiles and characteristics we gathered from donors for our banks to pharmaceutical companies for their clinical trials. We expect to face competition from companies that offer similar services such as hospitals, clinics, medical institutions and other research institutes in the medical industry.

Employees

As at March 31, 2008, 2009, 2010, we had 313, 419 and 541 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing and Guangdong respectively and categorized by function as at March 31, 2010:

	Beijing	Guangdong
Sales and marketing and after-sales support and services	137	154
Laboratory technicians	60	63
Management and administration	77	50
Total	274	267

As a committed and socially responsible healthcare company, we believe that people are the most important asset of our business. As a result, we aim to remunerate our employees based on their experience, job requirements and performance. Our compensation package typically consists of the basic salary, discretionary bonuses and share options. Our employees are not represented by any collective bargaining agreement, and we have never experienced a strike. We believe we have been successful in maintaining a harmonious relationship with our employees.

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($7.3 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB58.5 million ($8.6 million) to cover liabilities arising from storage of cord blood units. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contract obligations to our subscribers who needed such units for transplants; provided, however, the payments to which we are entitled in each incident are capped at RMB200,000 per person and RMB4.0 million in the aggregate.

We have not received any material claims, nor are we aware of any material claims pending or threatened, from our subscribers. Under our subscription contract, the subscriber has agreed to liquidated damages in an amount equal to twice the fees paid by him or her in the event that the cord blood stored at our banks are found to be unfit for use in a transplant due to our mishandling or other fault or errors attributable to us. However, we cannot assure you that a subscriber in such circumstances will not challenge the enforceability of the liquidated damages clause. Some PRC courts and arbitration tribunals in unrelated civil suits have awarded claimants damages in excess of the amount of liquidated damages previously agreed by them in contracts.

We do not maintain any property insurance policies covering our facilities and vehicles for losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption insurance due to the limited coverage of such insurance in China.

We believe our insurance coverage is consistent with typical industry practices. However, our business and prospects could nonetheless be adversely affected in the event our insurance coverage is insufficient to cover our losses. See “Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.”

Intellectual Property

We consider our trademark critical to the success of our business. In this regard, we have applied for the registration of “” logo as a trademark in China. We also recognize the need to protect our trademark and will continue to take commercially viable steps to enforce our trademark rights against potential infringers.

We do not have registered patents for the technologies we use for cord blood collection, testing, processing or storage. We acquired certain patented research and development in progress relating to the use of cord blood stem cells in medical treatments. These technologies are not trade secrets and are not subject to regulation by administrative laws in China. We are not involved in or threatened with any material claim for infringement of any intellectual property right, either as a claimant or a respondent.

Information Technology

Our information technology system was developed by an independent third party and tailored to our unique business and operational needs. To ensure our information technology system is capable of handling our constantly evolving business environment and our expanding subscriber base, we retain software developers to maintain and upgrade our system. As at March 31, 2010, we had spent approximately RMB4.4 million ($0.6 million) to develop the ERP system at our facilities in Beijing and Guangdong.

We maintain close contact with our system developers to ensure our system is capable of handling the increasing amount of data as our subscriber base continues to grow. Our system currently operates on a Microsoft SQL Server 2000 platform and we have built upon the Microsoft platform in order to develop a larger and more comprehensive database and management system nationwide.

Research and Development

We engage third parties to conduct research and development on technologies relating to our business. In addition, we have also conducted research and development activities internally. In house research and development activities primarily focus on enhancing profitability and operational efficiency, including testing of alternative raw materials and techniques to improve extraction rate. For the year ended March 31, 2010, we incurred approximately RMB5.8 million ($0.9 million) research and development expense, derived from internal research and development effort.

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

On November 13, 2009, Nuoya entered into an cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years pursuant to which GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services by the expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya and provide premises occupying approximately 300 square meters to Nuoya for storage of cord blood units. In return, GWCH is entitled to an aggregate amount of RMB2.2 million annual advisory fee for providing technical consultancy services.

Investment in Cordlife

For the three years ended March 31, 2010, we paid an aggregate of AUD10.4 million in exchange for shares of Cordlife. Such shares represented 16.3% equity interests in Cordlife as of March 31, 2010. In June 2010, we entered into agreement to underwrite Cordlife rights issues and the total capital raised in the rights issue amount to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis. Cordlife, a publicly traded company on the Australian Stock Exchange is a healthcare company with cord blood banking services as its main business line. During the year ended

March 31, 2010, our interest in Cordlife was categorized as available-for-sale securities on our balance sheet and we did not consolidate or account for under the equity method our share of Cordlife’s operating results and net assets during such periods.

Currently, Cordlife is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. Cordlife is experiencing a period of significant growth. In 2006, Cordlife established a joint venture with a local partner in India to construct a cord blood bank, and formed a joint venture with a local partner to expand its cord blood bank business in Indonesia. It has an associate company which engages in cord blood banking services in Australia.

We consider our investment in Cordlife as our first step towards expanding our geographical presence to cover other parts of the Asia Pacific region. It also serves to reduce our high level of market concentration in China. Although we currently do not have any definitive collaboration agreement with Cordlife, we are exploring various options to build a franchise throughout the Asia Pacific region.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. Also, we expect to receive dividend income of approximately RMB7.07 ($1.0 million) from Qilu for the period ending December 31, 2010. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we intend not to consolidate or account for under the equity method our share of Qilu operating results and net assets. Qilu operates in the Shandong province. Based on China Statistical Yearbook 2008, over one million babies were born within Shandong province during 2008. It represented a very sizable market opportunity. 2008 Shandong’s gross domestic product grew at a robust rate of 19.7% to RMB3,107 billion; such strong underlying fundamental presents a very unique and attractive business opportunity for Qilu, the exclusive operator in Shandong province.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Our Industry

Overview

The cord blood banking industry preserves cord blood from childbirth to capture the opportunities made available by evolving medical treatments and technologies such as stem cell transplants. Cord blood is blood contained within the umbilical cord and the placenta which may be collected immediately upon childbirth for the purpose of harvesting stem cells. Stem cells may potentially develop into other cell types in the human body, a unique property known as plasticity. In other words, stem cells have the ability to go through numerous cycles of cell division and differentiate into cells with a defined or specialized function. As stem cells grow and proliferate, the differentiated cells that they generate can replace lost or damaged cells, thereby contributing to the ability to potentially renew and repair lost or damaged tissues in the human body.

Due to the ability to develop into different cell types in the human body, stem cells can potentially be used to treat a wide range of diseases. According to Frost & Sullivan, stem cells can be used to treat over 75 types of diseases, including thalassaemia and different types of cancer and coronary heart diseases. According to Frost & Sullivan, as of August 31, 2007, there have been more than 10,000 stem cell transplants in the world. According to Frost & Sullivan, currently, more than 200 companies in the world are engaged in stem cell research and clinical trials to discover potential application of stem cell therapies.

Compared with approximately 210 major types of differentiated cells, there are only three major types of stem cells in the human body:

•	Haematopoietic stem cells. Haematopoietic stem cells are found in the bone marrow of adults, human blood from an infant’s placenta and umbilical cord, and mobilized peripheral blood. They are the early precursor cells capable of differentiating into blood cells and immune system cells in the body. They also have been shown to have the capability of differentiating into specialized cells of other systems, including neural, endocrine, skeletal, respiratory and cardiac systems, under specific conditions.
•	Mesenchymal stem cells. Mesenchymal stem cells are found in the bone marrow of adults and are capable of differentiating into musculoskeletal tissues.
•	Neural stem cells. Neural stem cells are found in the brain tissues of adults and are capable of differentiating into neural tissues.

Cord blood is rich in haematopoietic stem cells. It can be collected by obstetricians or dedicated collection staff after the umbilical cord has been detached from the newborn. The blood sample then undergoes further processing to remove red blood cells and plasma before it can be cryopreserved and stored in refrigerated containers at extremely low temperature. All cellular activities would cease until it is thawed for use in medical treatments.

Compared with other medical treatments, transplants using cord blood have a number of distinct benefits. First, while the collection of embryonic stem cells with current technology results in the destruction of the embryo, and the collection of bone marrow stem cells involves a painful medical procedure for the donor, the collection of cord blood stem cells occurs after the umbilical cord is detached from the newborn during the normal course of delivery and causes no discomfort or harm to the baby. Second, cord blood of newborns contains relatively higher concentration of haematopoietic stem cells with superior proliferative capacity compared with haematopoietic stem cells extracted from bone marrow and peripheral blood in adults. Third, due to the relative premature development of the immune system in cord blood samples, haematopoietic stem cells extracted from cord blood allow for transplants with lower immunologic barriers that would otherwise be prohibitive. Fourth, cord blood transplants result in lower incidence of graft-versus-host disease, a situation whereby the donor’s T-cell attacks the recipient tissues after the transplant. Fifth, haematopoietic stem cells have a higher chance of matching family members.

Depending on the source of stem cells, cell transplants consist of three types: (i) autologous transplant using the patient’s own stem cells; (ii) allogeneic transplant using stem cells of third parties, such as a family member or an unrelated donor; and (iii) syngeneic transplant using stem cells of an identical twin. Matching of human leukocyte antigen, or “HLA”, a marker used by the immune system to recognize whether particular cells belong to or are foreign to the body, is critical for the success of allogeneic stem cell transplants. HLA tissue types are hereditary. Therefore, the chance of finding a match is higher from a sibling or other family members. Nonetheless, approximately 70% of patients are unable to find a matching unit in the family.

Global Cord Blood Banking Industry

Cord blood banking industry typically provides two types of services. The first type of services, also known as private cord blood banking services, generally involve collection, testing, processing and storage of cord blood for expectant parents who choose to subscribe for such services for the benefit of their children and other family members. The cord blood unit deposited is available only to the child or a family member when stem cells are needed for a transplant to treat the medical condition of the child or a family member. The second type of services, also known as public cord blood banking services, generally involve collection of cord blood from the parents who intend to donate the cord blood of their newborns. The donated cord blood is subsequently made available for anyone if it is a match for patients in need of stem cell transplants or for medical research. Some cord blood banks only provide private cord blood banking services, others only provide public cord blood banking services and still others provide both. Cord blood banks that only provide public cord blood banking services are typically non-profit organizations. Therefore, revenues generated by cord blood banks that provide private cord blood banking services are the key drivers of the cord blood banking industry.

Global Demand for Cord Blood Banking Services

The demand for the global cord blood banking industry is driven by an increasing awareness of the wide range of diseases that stem cell can be used to treat. Improved healthcare has resulted in increased life expectancy with a larger aging population. An aging population has led to a higher rate of disease incidence and increased demand for medical care, including stem cell therapies. Currently, cord blood stem cells can be used to treat over 75 types of diseases. As medical science continues to discover new application of cord blood stem cell therapies, many other diseases could potentially be treated. The expanded application of stem cell transplants is likely to further stimulate the demand for and the growth of cord blood bank facilities worldwide.

The demand for cord blood banking services can be measured in terms of penetration rates, which are affected not only by the number of newborns but also by the degree of awareness among expectant parents of the benefits of cord blood stem cell therapy, the value that the parents place on those benefits and the cost of those benefits relative to the parents’ ability to pay. Economic growth generally favors expenditures on precautionary healthcare measures. Sales and marketing activities launched by cord blood banking service providers also stimulate demand by educating expectant parents regarding the availability of these services and the potential benefits to subscribers in terms of keeping their options open for treating future health problems through stem cell therapies.

According to the U.S. Census Bureau, the population of the world has reached approximately 6.8 billion in December 2009 and the number of newborns each year is currently between 70 and 80 million worldwide. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

Global Supply of Cord Blood Banking Services

The success of stem cell transplants depends on the availability of stem cell supplies. In response to the increasing utilization of stem cells in medical treatments, cord blood banks have increased in number significantly worldwide to provide the cord blood units necessary for medical treatments. According to Frost & Sullivan, the number of cord blood bank operators that provide storage services increased significantly from 29 in 2000 to 84 in 2003 and 157 in 2007.

The table below sets forth the number of the cord blood bank operators in selected countries and regions of the world and the number of cord blood banks they operate as of June 30, 2007 according to Frost & Sullivan:

Country/Region	Number of companies	Number of cord blood banks
Asia (excluding the Middle East)	44	52
Europe (excluding the United Kingdom)	30	30
United States	24	28
United Kingdom	10	10
Canada	9	10
Australia and New Zealand	6	6

According to Frost & Sullivan, as of June 30, 2007, Asia had the highest number of cord blood banks of any continent in the world. In addition, the United States has the highest number of cord blood banks of any country in the world and South Korea has the highest number of any country in Asia, followed by China. According to Frost & Sullivan, as of December 31, 2006, the United States had a penetration rate of 3.7%, whereas South Korea, which is more densely populated than the United States and has a more extensive coverage of cord blood bank network due to its smaller geographic area, had a penetration rate of 11.0%. In China, according to Frost & Sullivan, as of December 31, 2006, the penetration rates in regions where cord blood banks currently operate vary substantially. Beijing and Tianjin, the two regions believed to have more extensive coverage of cord blood bank networks than other regions in which cord blood banks are licensed to operate in China, had achieved penetration rates over 11.0%. In contrast, the penetration rates in other regions in which cord blood banks are licensed to operate were below 1.5%.

In addition, there are a number of international public cord blood banks such as World Marrow Donor Association, National Marrow Donor Program and the International NetCord Foundation that provide matching units donated by the public to patients in need of transplants worldwide. Certain cord blood banks in the world are affiliated with these cord blood banks. The advantage of affiliation with such international public cord blood banks is the ability to share the database of genetic profiles of the cord blood units stored at the cord blood banks registered with such international public cord blood banks. The sizeable database containing increased number of genetic profiles increases the possibility to find a matching unit for patients in need of transplants.

Cord Blood Banking Industry in China

According to Frost & Sullivan, revenue from storing cord blood units in consideration for subscription fees is expected to experience faster growth than revenue from storing cord blood units donated by the public and is expected to be the primary revenue contributor for the cord blood banking industry in China in the future.

Current Market Conditions

According to a policy paper published by the MOH in December 2005, cord blood banking licenses will be issued in up to four additional provincial-level regions by 2010. According to the same policy paper, only one license will be granted to a cord blood bank operator in a designated provincial level region. Under this policy, cord blood banks licensed to operate in a particular region have the advantage of becoming the sole licensed operator in that region.

In addition to the six licensed cord blood banks in China, there are a number of cord blood banks operating in China and they are in the process of meeting the applicable regulatory requirements before they can formally obtain a cord blood banking license in the relevant regions. Under current PRC government policy, cord blood banks are only permitted to operate in the regions in which they are licensed to operate. Moreover, the application process for a cord blood banking license in China is time-consuming during which time the applicant usually incurs significant initial investments, including costs to apply for a license and construct the facilities. For example, in respect of the six cord blood banking licenses issued by the PRC government authorities to date, it took each applicant several years to obtain a cord blood banking license. This may deter potential cord blood bank operators with fewer financial resources from entering into the cord blood banking industry.

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•	Large number of newborns. According to the National Bureau of Statistics of China, China had a population of 1.3 billion persons and 16.1 million newborns as of and for the year ended December 31, 2008. The large number of newborns in China provides substantial potential for cord blood bank operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 95 million people in 2008, has a larger population than many countries in the world, and there are two other regions in China of similar size. More than half of the regions in China have a larger population than California, and even Beijing, with a population of almost 17 million in 2008, has a larger population than all but four states in the United States.
•	Growth in GDP and urban disposable income and increasing focus on healthcare. According to the National Bureau of Statistics of China, GDP per capita in China grew by 15.0%, 17.1% and 16.3% in 2006, 2007 and 2008, respectively. As average disposable income rises, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the MOH, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB1,129.0 billion in 2007, representing a compound annual growth rate of approximately 13.7%.
•	One-child policy in China. China has adopted a “one-child” policy, which has curtailed, subject to limited exceptions, families from having more than one child. This gives Chinese parents the incentive to focus their attention on their only child and to commit a larger percentage of their disposable income to the well-being of that child. As the public awareness of benefits associated with cord blood banking increases, an increasingly large number of Chinese parents are expected to subscribe for cord blood banking services in order to enhance the survival chances of their children in the event of a critical illness, such as leukemia. Further, the “one-child” policy may increase the usage of cord blood banking services because there are no bone marrow cord blood units available from siblings which may potentially match the patient in need of transplants.
•	Increasing public awareness of the benefits associated with cord blood banking services. Operators of cord blood banks in China focus their sales and marketing efforts in hospitals, prenatal clinics and wedding registries to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedure and potential benefits. Continuous customer education and expanded sales and marketing networks enable the operators to tap into a potential sizeable market with increased penetration rates and enlarged subscriber base.
•	Additional diseases that stem cells can be used to treat. According to Frost & Sullivan, stem cells can be used to treat over 75 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover diseases that can be treated by stem cell therapies.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including:

•	the MOH;
•	the State Food and Drug Administration;

•	the State Administration of Foreign Exchange;
•	the Ministry of Commerce; and
•	the National Development and Reform Commission.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

PRC Regulation on the Cord Blood Banking Industry

The MOH is responsible for the regulation and supervision of cord blood banks in China, including promulgation of rules and regulations in response to the developments in the cord blood banking industry. Cord blood banking is an emerging industry in China. Therefore, the regulatory framework of the cord blood banking industry in China is under development and may not be as fully developed as that in other countries.

China adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. In 1999, China adopted the Trial Measures for the Administration of Cord Blood Bank to regulate the establishment and operation of the cord blood banks. In 2001, China adopted the Trial Cord Blood Bank Establishment Guidelines to implement Trial Measures for the Administration of Cord Blood Bank. In 2002, China adopted the Provisional Cord Blood Bank Technical Guidelines, which regulate the way and activities that we handle the cord blood that we process and store. In 2005, the MOH further adopted the Measures for Administration of Blood Stations, or the Measures, to regulate the operation of blood stations in general. The Measures specify that cord blood banks are special blood stations that are subject to regulation under the Measures.

Since the cord blood banking business is relatively new in China and the regulation of this industry is a new subject for the MOH, current PRC laws and regulations on this subject, including the Measures, principally regulate donation of cord blood units by the public and the collection and supply of such units. Current PRC laws and regulations fail to provide a clear, consistent and well-developed regulatory framework for the provision of fee-based commercial cord blood banking services. This presents uncertainties and risks regarding fee-based commercial cord blood banking services in China, including our business, as described in the following five paragraphs.

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit cord blood bank. The Measures do not define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, both of our cord blood banks have obtained blood station licenses from their local DOHs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. Both of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their business combined subscription services with matching services. Furthermore, both during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of both of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the MOH and its regional DOHs are aware of the current business practices in the cord blood banking industry in China, which include the facts that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood bank operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in February 2008.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the MOH nor any DOH has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Risk Factors — Risks Relating to Our Business — If PRC regulators order licensed cord blood bank operators in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected” and “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

In 2004, the year before the Measures were adopted in final form but after the Measures were already in effect in provisional form, the Shanghai DOH shut down a cord blood bank operator that had been operating in Shanghai on the grounds that it was operating cord blood collection services without a license. The operators of that cord blood bank sued in court to overturn the administrative decision of the Shanghai DOH, arguing, among other things, that their business was not subject to the provisional Measures. The court ruled to uphold the administrative decision. While court rulings in the Chinese legal system have no precedential authority, we believe that we must maintain and periodically renew our blood station licenses in order to continue operating our cord blood banking business, and that we must continue providing our matching services in order to maintain and periodically renew our blood station licenses.

The Measures emphasize the regulation of cord blood bank’s non-profit activities of collecting and storing cord blood from donors as well as supplying cord blood for clinical use, but they fail to provide clear stipulations regarding certain other activities that are frequently carried out in connection with cord blood banking, including cord blood banks’ offering fee-based commercial services of storing cord blood entrusted to them by subscribers for the benefit of those subscribers and not of the general public. As far as we know, all the operations of fee-based commercial services of storing cord blood in China, including without limitation, the operations of Jiachenhong and Nuoya, have the same business model and structure.

Our PRC legal counsel, JunZeJun Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding five paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of our two cord blood banks, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong and the Guangdong Cord Blood Bank operated by our subsidiary Nuoya. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood bank operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

According to a circular issued by the MOH on December 16, 2005, additional cord blood banking licenses will be granted in up to four other provincial-level regions by 2010. Only one license shall be issued in any given provincial-level region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated provincial-level region in which it is licensed. The application process for a blood station license commences with the applicant’s submission to the DOH of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH. As provision of cord blood banking services concerns public health, the DOH scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. The Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process.

The license is valid for a term of three years which may be renewed three months prior to expiration with the relevant DOH. The licenses held by cord blood banks in Beijing and Guangdong operated by us are currently valid and effective, which expire on June 29, 2013 and May 13, 2012 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the DOH, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

Currently, there are no price controls on the cord blood banking industry in China. Therefore, cord blood bank operators have the flexibility to set their prices for the cord blood banking services they provide. However, such price-setting flexibility will be reduced, if, as part of the implementation of medical and healthcare reforms in China, the PRC government decides to introduce price controls into the cord blood banking industry. If the government were to introduce price controls or otherwise impose a price cap on the services we offer in the near future, we will not be able to continue to enjoy the flexibility to set and adjust the fees we charge for our services in response to changing market dynamics in which case our financial condition, our investment and results of operation may be materially adversely affected.

Ownership of Cord Blood Units

Under the PRC Property Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the PRC Property Law. Assuming cord blood is considered as property under the PRC Property Law, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under PRC Contract Law, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood donated by the general public and deliver matching cord blood units to patients in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years and do not demand return of their cord blood units or who fail to pay subscription fees, the subscription contracts we enter into with our subscriber expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood unit or continue to store the cord blood units for the benefit of the subscribers who do not fulfill their payment obligations. If the cord blood units are donated to patients in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to pay them substantial monetary damages. See “Risk Factors — Risks Relating to Our Business —  We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation”.

PRC Tort Liability Law

The PRC Tort Liability Law was adopted at the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26 2009 and effective as of July 1 2010, which deals with tort liability relating to products, motor vehicle traffic accidents, medical treatment, environmental pollution, high risk operations, kept animals and things. Under the Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Tort Liability Law also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to be calculated and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the people’s court.

Since the cord blood units are taken from human’s body, and in the case of our business operation, are entrusted to be stored by us principally for potential clinical use, which concerns personal right of enjoying the health, the loss or damage to the cord blood units may be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. See “Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly”.

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the revised Catalogue does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited. Moreover, the Catalogue revised in 2007 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2007, see “Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the Catalogue.”

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liabilities companies and companies limited by shares. It is expected that the PRC Law of Wholly Foreign Owned Enterprises, or the WFOE Law, and its implementing regulations will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. Jiachenhong and Nuoya, our two subsidiaries in the PRC, are governed by both the PRC Company Law and the WFOE Law and their implementing rules.

Other National and Provincial Level Laws and Regulations in China

We are subject to evolving laws and regulations administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our collaborating hospital(s) are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

Our operation of cord blood banks requires us to comply with regulations covering a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, labor and employment, cord blood storage practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

PRC Antitrust Law

The PRC Antitrust Law was promulgated on August 30, 2007 and became effective on August 1, 2008. The government authorities in charge of antitrust matters in China are the Antitrust Commission and other antitrust authorities under the State Council. The PRC Antitrust Law regulates (i) monopoly agreements, including decisions or actions in concert that preclude or impede competition, entered into by business operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition.

Except for the exemptions set forth under Article 15 of the PRC Antitrust Law, competing business operators are prohibited from entering into monopoly agreements that fix or change commodity prices, restrict the production volume or sales volume of commodities, divide markets for sales or procurement of raw materials, restrict procurement of new technologies or new equipment or development of new technologies or new equipment, result in joint boycott of transactions or constitute monopoly agreements as determined by the antitrust authority.

In addition, business operators with the ability to control the price or quantity of commodities or other trading conditions or those with the ability to block or affect other business operators into the relevant markets are prohibited from engaging in certain business conducts that would result in abuse of their dominant market position.

Moreover, concentration of business operators refers to (i) merger with other business operators; (ii) gaining control over other business operators through acquisition of equity interest or assets of other business operators; and (iii) gaining control over other business operators through exerting influence on other business operators through contracts or other means. In the event of occurrence of any concentration of business operators and to the extent required by the Antitrust Law, the relevant business operators must file with the antitrust authority under the State Council prior to conducting the contemplated business concentration. If the antitrust authority decides not to further investigate whether the contemplated business concentration has the effect of precluding or impeding competition or fails to make a decision within 30 days from receipt of relevant materials, the relevant business operators may proceed to consummate the contemplated business concentration.

It is widely expected that a set of detailed implementing rules of the PRC Antitrust Law will be issued by the PRC government. We are now in the process of reviewing our current business model against the PRC Antitrust Law. However, before the promulgation of any detailed implementing rules, we are unable to determine whether we might be in violation of any aspects of the PRC Antitrust Law.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and
•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

Under the Foreign Currency Administration Rules, foreign invested enterprises are required to complete the foreign exchange registration and obtain the registration certificate. Jiachenhong and Nuoya have complied with these requirements. The profit repatriated to us from Jiachenhong and Nuoya, however, is not subject to the approval of the foreign exchange authority, because it is a current account item transaction.

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.” There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

Regulation on Special Purpose Vehicle Incorporated or Controlled by PRC Residents

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75”, on October 21, 2005, which became effective as of November 1, 2005, and the operating procedures in May 2007, collectively the SAFE rules. According to the SAFE rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In addition, amended registrations are required upon (i) any change in the net assets of such offshore entity as a result of any acquisition of onshore assets or equity interests by such offshore entity or subsequent overseas equity financing, and (ii) any material change in the shareholding or capital of such offshore entity, such as changes in share capital, share transfers and long-term equity investments. PRC residents who have already incorporated or gained control of offshore entities that have acquired onshore assets or equity interests before the regulation was promulgated were required to register their shareholding in the offshore entities with the State Administration of Foreign Exchange on or before March 31, 2006.

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidation distribution, equity sales proceeds, or return of funds upon a capital reduction. Further, this regulation requires repatriation into China by PRC residents of all dividend profits or capital gains that they obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such profits or gain. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. See “Risk Factors — Risks Relating to Operations in China”.

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or SPVs, formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary for us to obtain CSRC approval because, the beneficiary owner of Golden Meditech, is not a PRC individual defined by this new regulation. Therefore, our PRC counsel, JunZeJun Law

Offices, is of the opinion that we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV that is required to obtain approval from the CSRC for overseas listing under the new regulation.

In addition, under this new regulation, mergers and acquisitions of equity or assets involving PRC enterprises by foreign investors are subject to approval by the Ministry of Commerce or other competent government authorities. If we continue our expansion through acquiring PRC domestic companies by our offshore affiliates, we will be subject to such approval requirement.

Failure to comply with this new regulation may lead to sanctions by the Ministry of Commerce or other PRC regulatory authorities that are provided for in other relevant regulations governing foreign investment, foreign exchange, taxation, business registration, securities, and administration of state-owned assets. See “Risk Factors — Risks Relating to Operations in China”.

Regulation on Tax

On March 16, 2007, the National People’s Congress of China enacted the EIT Law, under which both foreign-invested enterprises, or FIEs, and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in especially encouraged sectors, whether FIEs or domestic companies. The new tax law became effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 may (i) continue to enjoy the preferential tax rate for a period of five years after the promulgation of the new tax law; or (ii) continue to enjoy preferential tax exemption or reduction for a specified term, until the expiration of such term, except that for cases whereby, due to losses, the tax holiday has not yet started, such tax holiday shall be deemed to commence in 2008.

In addition, on August 31, 2007, the Ministry of Finance and the State Administration of Taxation promulgated the Notice Regarding the Issue on Application of Tax Laws by Enterprises. In accordance with such notice, enterprises established and registered with the relevant administrative department for industry and commerce during the period from March 17, 2007 to December 31, 2007 are required to pay enterprise income taxes according to the Interim Regulation of the People’s Republic of China on the Enterprise Income Tax, the Income Tax Law of the People’s Republic of China on the Enterprises with Foreign Investment and Foreign Enterprises and relevant detailed implementing rules from the date of establishment up to December 31, 2007. In other words, starting from January 1, 2008, enterprises established and registered during the period from March 17, 2007 to December 31, 2007 are required to pay enterprise income taxes at a rate of 25%.

On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the PRC Enterprise Income Tax Law, or the implementing regulations, which took effect simultaneously with the new tax law. The implementing regulations provide clarity on a number of issues, including definitions, the scope of taxable income, the method of calculating the taxable income and amount of tax payable, income tax concessions, taxation at source and special adjustments to tax payments. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law.

In addition, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered as PRC resident enterprises and subject to PRC enterprise income tax at the rate of 25% on their worldwide income. We do not expect to be characterized as a resident enterprise because our managerial body as well as our office are located in Hong Kong rather than within the PRC. However, we cannot assure you that we will not be treated as a resident enterprise for PRC tax purposes. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to us may be exempt income if we and our non-PRC subsidiaries are each treated as a qualified resident enterprise under the new tax law and the implementing regulations. If we were considered as a PRC resident enterprise, it is also possible that the new tax law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the new tax law, in the event that we are considered as a resident enterprise for PRC tax purposes, foreign shareholders and holders of our ordinary shares could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such income is regarded as income from sources within the PRC. See “Risk Factors — Risks Relating to Operations in China — Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries”. If we are deemed to be PRC-based but refuse to file tax returns or pay tax, or underpay our taxes, the tax authority has the power to impose upon us a penalty up to five times the tax unpaid or underpaid.

Regulation on PRC Resident’s Participation of Share Option Plan Offered by an Offshore Company

The regulations governing foreign exchange matters of PRC residents promulgated by the People’s Bank of China require an employee share option plan offered by an offshore listed company to be filed with and approved by SAFE. A special bank account will be opened in the PRC for the purpose of receiving, and subsequent allocation to the participating PRC residents, the proceeds or dividends derived from such share option plan.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008, respectively, and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

Jiachenhong and Nuoya are regulated by the laws governing foreign-invested enterprises in the PRC. Accordingly, they are required to allocate 10% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulated amount of such reserves has exceeded 50% of their registered capital, after which no further allocation is required to be made. These reserve funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations. In addition, due to the failure of the Measures to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

C. Organizational Structure

We are a Cayman Islands company registered by way of continuation on June 30, 2009.

CCBC was formed through the Business Combination, which involved the Merger of Pantheon with and into Pantheon Arizona, then a wholly owned, non-operating subsidiary of Pantheon formed for the purpose of effecting the Merger, with Pantheon Arizona surviving the Merger, and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands. Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed the Share Exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares. In August 2009, CCBC entered into agreements with holders of the remaining 6.06% issued and outstanding shares of CCBS to exchange such shares for 3,506,136 newly issued shares of CCBC with the result that CCBS is now our wholly owned subsidiary. CCBS entered into these arrangements pursuant to its decision to seek alternative ways to achieve a U.S. public market presence for its shares other than through our initial public offering. Pursuant to our public offering in Nov, 2009, we were listed on the New York Stock Exchange with a ticker symbol “CO” on Nov 19, 2009.

CCBS was incorporated on January 17, 2008 under the Companies Law (2009 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has two operating subsidiaries in

China: Jiachenhong and Nuoya. CCBS holds an indirect 100.0% interest in Jiachenhong and an indirect 90.0% interest in Nuoya. On May 6, 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood bank operator in the Shandong province. In addition, CCBS holds an indirect 16.3% interest in Cordlife, a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis.

Following the Business Combination and the share exchange with the remaining CCBS shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBS’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, Pantheon management prior to the Business Combination owned 2.0% of CCBC’s issued shares and CCBC management team who received CCBC shares via exercising CSC options owned 5.7% of CCBC’s issued shares.

The Business Combination was accounted for in accordance with U.S. Generally Accepted Accounting Principles as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination was recorded as non-controlling interest. Upon the completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

We conduct our current operations through Jiachenhong and Nuoya, our PRC subsidiaries. Jiachenhong is the operator of the sole cord blood banking licensee in Beijing, and Nuoya is the operator of the sole cord blood banking licensee in Guangdong. We also indirectly owned 19.9% effective interest in Qilu, the sole cord blood banking licensee in Shandong.

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech, and an affiliate acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by Weixiao Medical Technology Limited, or Weixiao Medical, a company incorporated in the British Virgin Islands and specializing in medical equipment and technologies. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and Weixiao Medical in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells equity interest in CSC Holdings was reduced to 50.2%. Subsequent to the Business Combination described above, GM Stem Cells now owns 46.3% equity interest in CCBC.

The cord blood bank in Guangdong operated by Nuoya received its cord blood banking license in June 2006. In May 2007, CSC South, our subsidiary, completed the acquisition of all of the equity interest in Nuoya. Through CSC South, we have control over 90.0% of Nuoya’s voting securities and a 90.0% economic interest in Nuoya’s assets and earnings.

The cord blood bank in Shandong operated by Qilu received its permission to commence operation from Shandong DOH in February 2008. In May 2010, we completed the investment in an effective 19.9% equity interest in Qilu via our wholly owned Hong Kong incorporated subsidiary, China Stem Cells (East) Company Limited.

In July 2007 and October 2008, CSC East, our wholly owned subsidiary, acquired an aggregate 17,525,000 ordinary shares of Cordlife, a company publicly traded on the Australian Stock Exchange. Cordlife is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. Every three ordinary shares of Cordlife are entitled to subscribe one new ordinary share at AUD0.32. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation. We will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

D. Property, plant and equipment

We maintain facilities in Beijing and Guangdong. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2014.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Leased at a monthly rent of RMB310,080. The lease will expire in September 2028.	5,168
Total			16,688

Our facilities in Beijing and Guangdong are equipped with a customer relationship management system. The system has been customized to monitor our sales performance, monitor testing processes and results on a case-by-case basis, keep real-time record of storage movement in cord blood banks, handle billing matters, and track customer hotline interactions.

As at March 31, 2010, our cord blood bank in Beijing had a design storage capacities of 500,000 units. As at March 31, 2010, our cord blood bank in Guangdong had a design storage capacities of 250,000 units. We believe that we have the requisite expertise and resources to expand our storage capacities to meet the growing demand for our services.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Financial Data” and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” of this report.

Overview

We are a leading cord blood banking service provider in China and conduct substantially all of our business through two PRC subsidiaries: Jiachenhong, the sole cord blood bank operator in Beijing, and Nuoya, the sole cord blood bank operator in Guangdong. We also invested in a minority equity interest in Qilu, the sole cord blood bank operator in Shandong. We also have equity interests in Cordlife, a cord blood banking service provider with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines.

We are a Cayman Islands company registered by way of continuation on June 30, 2009 in a business combination between CCBS and Pantheon, a special purpose acquisition company. In the Business Combination we acquired approximately 93.94% of the issued and outstanding shares of CCBS. In August 2009, we entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% CCBS shares held by various institutional investors who previously elected not to participate in the Business Combination between CCBS and Pantheon on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to our achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

The Business Combination was accounted for in accordance with U.S. Generally Accepted Accounting Principles as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination was recorded as non-controlling interest. Due to the completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

Substantially all of our revenues consist of fees generated from our subscription services, which consist of the collection of the newborn’s cord blood unit at one of our collaborating hospitals and the transportation of the cord blood unit to one of our facilities for testing and processing, referred to in this report as “processing services”, and the long-term storage of the cord blood unit at the facility, referred to in this report as “storage services”. Our contracts with our subscribers, referred to in this report as “subscription contracts”, are renewed automatically each year for a period of 18 years, with subscribers having the option to terminate their contracts at the time of contract renewal.

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenues from fees generated from our matching services, referred to in this report as “matching fees”, which reflect consideration for providing matching cord blood units collected from public donors to patients in need of transplants. Because a significant portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we benefit from economies of scale as the number of units stored at our cord blood facilities increases. Moreover, as cord blood banking services are not subject to price control by the PRC government, we have the flexibility to set and adjust our fees in response to changing market dynamics.

Our new subscriber sign-ups for the years ended March 31, 2008, 2009 and 2010 were 26,060, 34,678 and 45,252, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or successful license applicants in other regions. Our new Guangdong storage facility commenced operation in September 2008 and new Beijing storage facility in April 2009. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources  — Capital Expenditure.” In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

•	Changes in accounting treatment of subscription fees. Our historical results of operations may not be indicative of our future results of operations. Prior to September 25, 2007, a clause contained in our subscription contracts imposed penalties on subscribers who terminated their contracts prior to the end of the standard 18-year contract term (other than termination in the event of a need for transplants for the subscriber’s child or their family members). As a result, we recognized processing fees on a straight line basis over a course of 18 years, because revenues generated from processing services and storage services were considered as a single accounting unit in accordance with U.S. GAAP, the accounting principles based on which our financial statements are prepared and presented. In contrast, expenses were all recognized as they were incurred (other than incremental costs directly associated with the delivery of processing services and incremental commission expenses directly based on the number of cord blood units processed, which were recognized during the same period over which processing fees were recognized). This resulted in timing differences between recognition of revenues and related costs.

On September 25, 2007, we modified all of our subscription contracts to waive penalties chargeable to our subscribers who terminated their contracts prior to the end of 18 years for any reason. Further, all subscription contracts dated after September 25, 2007 no longer require subscribers to pay penalties in the event of an early termination. We also commenced the provision of standalone storage services. As a result of these changes, since September 25, 2007, we have been able to treat processing fees and storage fees receivable under our subscription contracts as separate accounting units and to recognize processing fees upon completion of the relevant processing services.

As a result of the changes on September 25, 2007, we recorded operating income of RMB125.4 million for the year ended March 31, 2008, mainly reflecting the change in its revenue recognition policy, which resulted in a non-recurring adjustment to recognize previously deferred revenues of approximately RMB136.5 million, related deferred processing costs of approximately RMB37.2 million and related deferred tax expense of RMB14.9 million.

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510

Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165
•	Acquisition of Nuoya. Prior to our acquisition of the right to operate in Guangdong through our acquisition of Nuoya, Nuoya did not engage in commercial operation and had no substantial liabilities, and its former management did not maintain complete, accurate and reliable financial information. We nonetheless proceeded with the investment because the cord blood bank operated by Nuoya had the exclusive right to operate in Guangdong, one of our target markets. Shortly after the acquisition, we remedied the situation by making the necessary adjustments to the financial information prepared by former management. We expect to follow U.S. GAAP in connection with the preparation of financial information for Nuoya in the future. Therefore, we believe the fact that the lack of complete, accurate and reliable pre-acquisition financial records for Nuoya upon acquisition did not and will not have any impact on our reporting obligations.
•	Investment in Qilu. Qilu is the sole licensee in the Shandong province. It obtained permission from Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu. Therefore, we intend not to consolidate or account for under the equity method our share of Qilu operating results and net assets.
•	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. Although Jiachenhong obtained the license for its cord blood bank in September 2002, Jiachenhong was acquired by our substantial shareholder, Golden Meditech, in September 2003. Similarly, although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. As a result, Nuoya’s financial condition and results of operations have been consolidated into ours only after May 2007 and were reflected in part in our consolidated financial statements for the year ended March 31, 2008, and in full in our consolidated financial statements for the year ended March 31, 2009 and 2010. We expect Nuoya’s operation in Guangdong will significantly contribute to our financial condition and results of operations in the future because we have significantly increased the size of the market that we can address. According to National Bureau of Statistics of China, Guangdong had approximately 1.1 million newborns in 2008, which was significantly bigger than Beijing during the same period.

Factors Affecting Our Financial Condition and Results of Operations

We have benefited significantly from favorable demographic trends, overall economic growth and increased demand for innovative healthcare services in China. The overall economic growth and the increase in the GDP per capita in China in recent years have led to a significant increase in healthcare spending in China. At the same time, China’s “one child” policy has resulted in parents’ increasing willingness and ability to devote more resources to their children. We anticipate that demand for cord blood banking services will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. Any adverse changes in the economic conditions or regulatory environment in China, however, may have a material adverse effect on the cord blood banking industry in China, which in turn may harm our business and results of operations.

Demand for Cord Blood Banking Services

As of the date of this report, six cord blood banking licenses had been granted in six provincial-level regions in China, and the PRC government plans to issue cord blood banking licenses in up to four additional provincial-level regions by 2010. Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population, (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas, (iii) China’s one-child policy, (iv) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking and (v) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking. We benefit from economies of scale because a significant portion of our operating costs, such as depreciation expenses of our storage facilities and rental expenses, are fixed. Therefore, increased demand for our services is likely to lead to economies of scale and increased profits.

Average Revenue per Subscriber

Substantially all of our revenues are derived from the fees payable by subscribers in connection with the handling of the cord blood units of their newborns. Our standard package requires our subscribers to pay a one-time processing fee and an annual storage fee for a period up to 18 years. All fees are inclusive of a 5% business tax. If the examination results indicate that the cord blood stem cells are not viable for storage, we will refund 70% of the processing fee and terminate the contract.

In addition to processing fees and storage fees, an insurance premium of RMB120 annually collected from each subscriber is subsequently forwarded to an independent third party health insurance provider to cover potential hospitalization costs of the newborn. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the portion of annual payments representing insurance premium is presented net of the amount paid to the insurance carrier in our consolidated statement of operations.

Because the PRC government currently does not regulate prices of cord blood banking services, we have the flexibility to set and adjust the subscription packages in response to changing market dynamics and have been targeting our subscription services at all expectant parents in our existing markets. For example, we offer medical practitioners, including doctors, nurses or other medical professionals, cord blood banking services at certain discounts from time to time. If subscription services become subject to price control in China, our financial condition and results of operations would be adversely affected. See “Risk Factors — Risks Relating to Our Business — Our business activities are subject to regulations that may impose significant costs and restrictions.”

Payment Methods for Subscribers

We offered our subscribers three payment options:

•	Option One: payment of a one-time processing fee of RMB5,000 upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of RMB500 payable each year for a period of 18 years.
•	Option Two: payment of a one-time processing fee of RMB5,000 and a bullet payment of 18 years of storage fees at a discount of 20% to the total amount of storage fees payable under the contract at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and a bullet payment of 18 years of storage fees (with no discount) at the time of subscription, has become available to new subscribers since February 1, 2009.

•	Option Three: payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year for a period of 18 years, representing a surcharge of RMB1,200 to the total amount of processing fees payable under the contract, and an annual storage fee of RMB500 payable each year for a period of 18 years.

For the year ended March 31, 2010, approximately 38.8% of new subscriber chose Option One, compare to 46.8% in the year ended March 31, 2009. Option Two which was suspended between January 1, 2008 and January 31, 2009, represented approximately 6.1% of new subscribers signed up during the year ended March 31, 2010. 55.1% of new subscribers chose Option Three for the year ended March 31, 2010, compared to 53.2% in the prior year period. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. Accordingly, an increase in new subscribers also resulted in an increase in current accounts receivable. For the year ended March 31, 2010, current account receivables amounted to RMB61.3 million ($9.0 million), compared to RMB49.8 million in the prior period.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible will be recorded in the non-current receivables. As the accumulated number of subscribers choosing Option Three continue to grow, the non-current account receivables as well as the total account receivables will also increase. Non-current account receivables for the year ended March 31, 2010 amounted to RMB176.9 million ($25.9 million) as compared to RMB91.8 million last year.

Turnover periods for current accounts receivable for the years ended March 31, 2008, 2009 and 2010 determined based on average current accounts receivable and revenues in the respective periods, were 24 days, 69 days and 78 days, respectively. By treating the processing fees and storage fees as a single accounting unit, we recognized the revenue on a straight line basis over a course of 18 years, which led to a timing difference between revenue and cash flow. Pursuant to the termination of the penalties clause in the subscription contract on September 25, 2007, we have been able to treat processing fees and storage fees as separate accounting units and recognized processing fees upon completion of the relevant processing services. Hence, we recorded a non-recurring recognition of the previously deferred revenue during this period, which resulted in a significant increase in turnover during the year ended March 31, 2008. Turnover days for current account receivables for the year ended March 31, 2009 increased to 69 days from 24 days for the year ended March 31, 2008, and increased to 78 days for the year ended March 31, 2010. Unlike the preceding period, no similar non-recurring recognition of deferred revenue arising from the change in the accounting treatment of processing fees was recorded in the year ended March 31, 2009 and 2010.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•	Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of 18 years. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all subscribers will fulfill their contract obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we experience early termination by a significant number of our subscribers, our financial condition and results of operations may be materially adversely affected. See “Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.”
•	For subscription contracts signed before January 1, 2008, we do not have the right to amend or terminate such subscription contracts as long as our subscribers continue to renew the contract over the 18-year period. Inflation in China may adversely impact our profit margins through increased costs of compensation and expenses. Although we believe that we could offset some of the effects of inflation through technological advances, economies of scale and operational efficiencies, our financial condition and results of operations may be materially adversely affected by increased operating costs. Starting from January 1, 2008, under the new subscription contract, we reserved the right to review and adjust the annual storage fee in accordance with the local inflation index.

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2010, we had over 90 hospitals participating in our hospital network in Beijing. Since the Nuoya acquisition in May 2007, we have established collaborative relationships with over 110 major hospitals in Guangdong and are seeking to significantly expand our hospital network in this new market.

Our ability to generate revenue growth and the terms for service delivery depend, to a large extent, on our ability to develop and maintain collaborative relationships with prominent hospitals as we expand to a new market and strengthens our collaboration with hospitals in our existing markets. This is particularly the case for hospitals where we have derived a significant portion of revenues in the past and expect to continue to do so in the future. Termination or alteration of any contracts with any major collaborating hospitals could have a material adverse effect on our business.

Application for Cord Blood Banking Licenses

One of our major strategies is to expand our geographical coverage by applying for licenses in other regions, which is closely related to our ability to capture growth opportunities in other markets in China. While we have no immediate plan to apply for licenses, if opportunities available in the future, we will not exclude the possibility to apply for licenses. An application for a cord blood banking license in a region starts with submission of a written notice to the relevant DOH concerning the applicant’s intention to construct and operate a cord blood bank. As the offering of cord blood banking services concerns public health, the DOH scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that applicant is committed to the industry and is capable of providing quality services. Upon its satisfaction of a series of complex and stringent requirements, including those applicable to storage facilities, the applicant may submit its formal application for a license. Following the receipt of the formal application, the DOH will consider granting the license to the applicant upon its satisfactory inspection of its facilities.

Our likelihood of success in our application should be evaluated in light of following:

•	It generally takes several years to receive a cord blood banking license in China. Following the submission of a written notice to the DOH, the applicant usually would be required to incur significant initial investments, including costs associated with the construction of facilities, to demonstrate to the DOH that it is capable of meeting the stringent application requirements for a license prior to the receipt of such a license. For example, the cord blood bank in Beijing operated by Jiachenhong took six years to obtain its license, during which time it incurred substantial costs to construct facilities meeting the stringent application requirements prior to obtaining a license.

As the first licensed cord blood bank operator in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to obtain additional licenses. Currently, we have not formally submitted any written notice to any DOH concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the DOH in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other provincial-level regions, and if we are unsuccessful, our operating results could be materially adversely affected.”

•	There exists substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, before we became the parent company of Jiachenhong in March 2005, the former Jiachenhong management commenced construction of two cord blood banks in the regions outside Beijing as part of its strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available to the former management at the time. After becoming the parent company of Jiachenhong in March 2005, we continued to monitor the government’s policy on regions where additional cord blood banking licenses are likely to be issued but basing on available information, were unable to ascertain whether the locations of the two cord blood banks constructed by the former Jiachenhong management were regions where additional cord blood banking licenses in China are likely to be issued. Currently, we are still in an exploration stage and we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord Blood Bank Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood bank operators or applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. Nuoya is our cord blood bank operator in Guangdong, one of the most populous regions in China. According to the Chinese National Bureau of Statistics, the number of newborns in Guangdong in 2008 was more than ten times as many as that in Beijing. We acquired the right to operate cord blood banks in Guangdong through our acquisition of Nuoya in May 2007. Our operation in Guangdong has significantly increased the size of the market that we can access.

On May 6, 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood bank operator in the Shandong province for a cash consideration of approximately $20.5 million. Based on China Statistical Yearbook 2008, over one million babies were born within Shandong province during 2008. It represented a very sizable market opportunity.

We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009.

As of March 31, 2010, such shares in the aggregate represent 16.3% equity interests in Cordlife. Cordlife is a company whose shares are listed on the Australian Stock Exchange and provides cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. The investments in Cordlife have been accounted for as an available-for-sale investment and were stated at fair value in our consolidated balance sheets as of March 31, 2009 and 2010, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the statement of operations for the corresponding periods to the extent of impairment losses considered to be other-than-temporary.

In June 2010, we entered into agreement to underwrite a AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis.

We may acquire operators with little experience in offering subscription services. It takes time for a new cord blood bank to achieve operating efficiencies and planned subscriber levels due to challenges typically associated with a new operation, including the need to establish strategic alliances with local hospitals, to train and certify medical professionals affiliated with these hospitals, and to hire and train sufficient sales and marketing personnel. Further, such acquisitions require significant capital expenditures as well as substantial investments of management time and other resources. As a result, we expect the gross profit margin of our cord blood banking business to decrease shortly after expansion into a new geographical region, but we expect this trend to reverse after having completed much of the expansion required in the new market.

Preferential Tax Treatment

All of our operations are based in China, and our PRC subsidiaries, Jiachenhong and Nuoya, are subject to PRC taxes, including enterprise income tax. Prior to January 1, 2008, as a foreign-invested production-oriented enterprise registered in the Beijing Economic and Technology Development Zone, Jiachenhong was entitled to pay enterprise income tax at a reduced rate of 15%, compared to the standard rate of 33%, and enjoyed the benefits of a tax holiday, which provided for an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Jiachenhong started making profit for the year ended December 31, 2004. Therefore, Jiachenhong was exempt from enterprise income tax for the years ended December 31, 2004 and 2005 and was subject to enterprise income tax at a reduced rate of 7.5% for the years ended December 31, 2006 and 2007. The 50% reduction of enterprise income tax remained applicable for the year ended December 31, 2008. Prior to January 1, 2008, Nuoya was subject to enterprise income tax at the standard rate of 33%.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for “HNTE” under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election. Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008. As a result of the above, Jiachenhong was subject to tax at 9% from April 1 to December 31, 2008, and is expected to be subject to tax at 15% for calendar years 2009 and 2010, and at 24% and 25% for calendar years 2011 and 2012 onwards, respectively. The impact of the change in tax rate of Jiachenhong due to its status as an HNTE on current and deferred taxes was not accounted for until the year ended March 31, 2009 as the enactment date of the new preferential rate was in January 2009. Since January 1, 2008, Nuoya is subject to a tax rate of 25% under the EIT Law.

In accordance with the Notice of Promulgation of the Guidelines for Determination and Administration of High and New Technology Enterprises, which was jointly promulgated by the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on July 8, 2008, enterprises that were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws will have their qualifications remain valid if such qualifications have not expired, but such enterprises cannot continue to enjoy the corresponding preferential tax treatment unless they can be redetermined as HNTE pursuant to the Measures for Determination and the Guidelines. The redetermination procedures under the Measures for Determination and the Guidelines may be handled either prior to or after the expiration of the validity period of their qualification. Additionally, for high-tech enterprises that were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, Circular 39 shall continue to apply. Given that Jiachenhong has been redetermined as a HNTE, we believe that the new tax law should not have a material adverse effect on Jiachenhong’s ability to maintain its preferential tax treatment until the end of 2010. See “Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially adversely affect our results of operations,” and Note 18 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. We have not provided for income taxes on accumulated earnings of Jiachenhong and Nuoya as of March 31, 2010 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2010, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB16.1 million ($2.4 million).

Our Financial Condition and Results of Operations

Critical Accounting Policies

In preparing the financial statements, we are required to make judgments in the form of estimates and assumptions concerning future events. They affect reported amounts of our assets, liabilities, revenues, income and expenses. We continually evaluate these judgments based on our experience, knowledge and assessment of current business and other factors. After having considered available information and assumptions believed to be reasonable, our expectations regarding the future form the basis for judgments about matters not readily apparent from other sources. Since use of estimates and assumptions is an integral component of financial reporting, the actual results could differ if a different set of estimates and assumptions was used for making judgments.

Critical accounting policies are policies that require the application of the most challenging, subjective, or complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain, thereby creating a significant risk that a material adjustment may need to be made in subsequent periods to the carrying amounts of assets and liabilities involved.

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. We also arrange insurance policy for our subscribers. See “— Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber.” As a result, our services involve multiple deliverables. Whether revenues for each type of services may be recognized separately depends on whether each component of the multiple deliverables should be treated as a separate accounting unit under Accounting Standards Codification 605-25, Recognition — Multiple-Element Arrangement, or “ASC 605-25”. Under ASC 605-25, all of the following requirements must be satisfied for a component of multiple deliverables to represent a separate accounting unit:

•	The delivered item must have value to the customer on a standalone basis;
•	There is objective and reliable evidence of the fair value of the undelivered items; and
•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is probable and within the control of the vendor.

Prior to September 25, 2007, our contract terms required our subscribers to pay penalties equivalent to a certain percentage of the storage fees for the remaining period in the event of early termination prior to the end of 18 years. In light of such penalties clause, our management was unable to predict whether or when our subscribers might choose to terminate their contracts prior to the end of a typical contract period of 18 years and the amount of penalties that we would receive depends on the length of the remaining contract period and the percentage of our subscribers who terminate their contracts prior to the end of 18 years for any reason (other than termination in the event of a need for transplants by our subscriber’s child or their family members). Further, we did not offer storage and insurance arrangement services on a standalone basis. Nor were comparable services offered on a standalone basis by third parties in the market. Therefore, our management was unable to assign fair value with vendor-specific objective evidence to the undelivered storage and insurance arrangement services. As a result, our management was required by ASC 605-25 to treat revenues generated from both processing and storage services as a single accounting unit and recognized revenues from processing fees and storage fees on a straight line basis over a course of 18 years. The unearned portions of the processing fees and prepaid storage fees were recognized as deferred revenues.

In particular, we offered subscribers three payment options prior to January 1, 2008. Although we received payment for all processing services upfront upon at the time of subscription under two of the three payment options and all storage fees payable over the contract period upfront at a discount of 20% under one of the three payment options, we recognized revenues from processing fees and storage fees evenly on a straight line basis over a course of 18 years. The unearned portions of the processing fees and prepaid storage fees were recognized as deferred revenue. This had resulted in a mismatch between the timing of cash generated from operating activities and revenue recognition with respect to processing fees and prepaid storage fees. In other words, although we have been collecting such fees at the time of subscription, it was required to recognize such fees on a straight line basis over a course of 18 years. From January 1, 2008 to January 31, 2009, we suspended the option to prepay the storage fees upfront at the time of subscription. Starting from February 1, 2009, our new subscribers may choose to make payment of a one-time processing fee of RMB5,000 and a bullet payment of 18 years of storage fees (with no discount).

On September 25, 2007, we modified a provision in all then existing contracts with our subscribers to waive the penalties chargeable to them in the event of early termination prior to the end of 18 years. Further, all contracts we enter into with our subscribers beginning on September 25, 2007 do not require them to pay penalties in the event of early termination. We believe the removal of the penalties clause effectively results in an annual election by our subscribers to renew the contracts for storage and insurance arrangement services. In substance, this represents a renewal option which established vendor-specific objective evidence of fair value for the undelivered storage and insurance arrangement services. We have also commenced the provision of standalone cord blood storage services for cord blood units transferred from other cord blood banks, at the same renewal fee as the contracts with the existing subscribers. Moreover, since the delivered processing services have value to our subscribers on a standalone basis and the processing fees are not refundable upon completion of relevant processing services, we are able to treat revenues generated from processing services as a separate accounting unit from revenues generated from storage services. From September 25, 2007 onwards, upon successful completion of cord blood processing services, when we have confirmed that the cord blood unit meets all the required attributes for storage, it recognizes processing fees as revenue.

Our management believes that the waiver of penalties chargeable to all subscribers in the event of early termination is in line with industry practice because cord blood bank operators in countries with a well-established cord blood banking industry such as the United States generally do not charge such penalties. Moreover, such waiver reduces the timing difference between revenue recognition and cash generated from operating activities. To illustrate, under two of the three payment options, we receive payment for our processing services upfront at the time of subscription which is not refundable in the event of an early termination and relevant processing services are completed prior to storage of cord blood units at our facilities. In other words, we are able to retain processing fees once we have received the payment irrespective of early termination by subscribers. Therefore, recognizing revenue upon completion of relevant processing services more accurately reflects the results of our actual business operations.

Subscribers may elect to pay the processing fee in full at the time of subscription, or a portion of that in installments, subject to a surcharge. The surcharge is recognized as interest income using the effective interest method.

With respect to matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize revenues when the cord blood unit is delivered and the risk of loss is transferred to the recipient. For further details regarding our revenue recognition, see Note 2(k) to our annual consolidated financial statements included elsewhere in this report.

Deferred Costs Arising from Processing Services

Beginning from September 25, 2007, we have been able to separate revenues from our subscription services into processing services and storage services as two separate units of accounting. We now recognize processing fees and related direct costs upon completion of cord blood processing services. Prior to September 25, 2007, incremental costs that were directly associated with the provision of processing services, including collection fees, direct materials, direct selling expenses and direct labor, were recorded as deferred cord blood processing costs and were amortized in our consolidated statement of operations over the same period during which the processing revenues are recognized.

Depreciation Charges

We depreciate the cost of fixed-life assets less their estimate of residual value on a straight-line basis over their estimated useful life. We estimate the useful life of our machinery to be 5 to 10 years and leasehold improvements to be 10 years. We determine the estimated useful life of our assets based on the historical usage experience with similar assets and anticipated technology changes. Changes in the expected usage level, technological developments and the operation environment in the industry could impact the economic useful lives and the residual values of our assets. If the operation environment is to change more rapidly or in a different way than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We review the estimated useful lives and estimated residual values of its assets no less frequently than annually.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventory within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our balance sheet. The carrying value of our donated cord blood units was RMB29.6 million ($4.3 million) as of March 31, 2010. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventory is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2008, 2009 or 2010. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognizes as direct costs the cost of the estimated average number of cord blood units out of which one unit of cord blood will be matched over the period during which the cord blood units will remain active. The number of cord blood units that can be matched for a fee involves estimates of the future demand for cord blood units for transplants, the probability of finding a match in light of number of donated cord blood units stored and our industry knowledge. If medical research discovers new and more effective medical procedures that make cord blood transplants more effective, or if medical research discovers more diseases that cord blood transplants can be used to treat, the estimated number of cord blood units that can be matched may increase. Conversely, if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment, the estimated number of cord blood units that can be matched may decrease. Any of the estimation variables which differ from our expectations may result in material adjustments to direct costs in future periods.

Although we will continue to provide donated cord blood units to patients in need of transplants as part of our business to satisfy regulatory requirements for the cord blood banking industry in China and to demonstrate our commitment to community healthcare, we do not believe revenues generated from provision of donated cord blood units to patients in need of transplants will become our main revenue driver in the long run. For further details regarding our inventories, see Note 4 to our consolidated financial statements included elsewhere in this report.

Allowance for Doubtful Receivables

Most of our subscribers choose to pay their storage fees annually rather than in one lump sum. In addition, some subscribers elect to pay their initial processing fee in annual installments. We analyze the adequacy of allowance for doubtful receivables quarterly on a case by case basis by taking into account specific facts, such as the subscriber’s creditworthiness and historical payment history and records. An allowance for doubtful receivables is made when collection of the amount is no longer probable. The specific amount to be made in the allowance is based on the historical write-off experience, our assessment of recoverability of individual receivable and general economic conditions. Allowance for doubtful receivables was RMB17.2 million ($2.5 million) as of March 31, 2010, compared to RMB8.4 million as of March 31, 2009. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The amount of impairment loss, if any, is the excess of the carrying value of an asset over its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2008, 2009 or 2010. The net carrying value of our property, plant and equipment was RMB250.5 million ($36.7 million) as of March 31, 2010 compared to RMB236.7 million as of March 31, 2009. The net value of intangible assets was RMB26.3 million ($3.9 million) as of March 31, 2010 compared to RMB27.3 million as of March 31, 2009. See “— Factors Affecting Our Financial Condition and Results of Operations —  Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

Impairment of Available-for-sale Securities

The Cordlife investment is classified as available-for-sale equity securities and is stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. However, when the fair value of our available-for-sale securities falls below cost, we determine whether the decline in value is other than temporary, in which case the unrealized loss has to be charged to income. In assessing whether the impairment is other than temporary, we consider the length of time and the extent to which the market value has been below cost, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the investee’s financial conditions, operational performance, future earnings potential, prospects, market conditions and near term development. As of December 31, 2008, the market value of the Cordlife investment was below our investment cost. Having considered the significance of the accumulated decline in the fair value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the current market conditions, management considered that the impairment loss on the investment was no longer temporary as of December 31, 2008. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the our investment in Cordlife. Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of Cordlife, resulting in total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2010 of RMB27.1 million ($4.0 million). See Note 9 to our annual consolidated financial statements for the year ended March 31, 2010 included elsewhere in this report.

Valuation and Amortization of Intangible Assets

We acquired the right to operate a cord blood bank in Guangdong in May 2007 through our acquisition of Nuoya. We allocate the cost of the acquisition to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. As part of the purchase price allocation, we are required to determine the fair value of the operating right acquired. We estimated the fair value of the operating right based on an income approach. Under this approach, fair value of an asset is determined based on the present value of projected future net cash flows associated with the use of the asset. The determination of the fair value of the intangible asset acquired using an income approach involves certain judgments and estimates. The major estimates and assumptions include, but are not limited to, the cash flows that an asset is expected to generate in the future, which in turn is based on assumptions on the growth rate of revenues from the cord blood bank and margins derived from such revenues, and the discount rate selected to measure the risks inherent in such cash flows.

Such right is stated at the estimated fair value on the date of acquisition after deduction of accumulated amortization. The amortization expense is recognized on a straight line basis over an estimated economic useful life of 30 years. For the years ended March 31, 2009 and 2010, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million and RMB1.0 million ($0.1 million), respectively. See Note 8 to our annual consolidated financial statements included elsewhere in this report. Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the right to operate in Guangdong, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the right to operate in Guangdong from its operating activities in the future.

Share-based Compensation

Prior to August 2006, we did not issue any share options to employees, directors or consultants. CSC adopted a share option scheme in August 2006, which was subsequently approved by Golden Meditech shareholders in September 2006. Under the scheme, share options to purchase a total of 100,000 shares of CSC were granted to employees and directors and were recorded by us as share-based compensation over vesting periods of up to eighteen months based on the SFAS No. 123(R) grant date fair value requirements.

The terms of options are determined by the board of directors on the date of grant. Determination of the fair value of the options granted involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, and our operating history and prospects at the time of grant. If we made different judgments or adopted different assumptions, material differences could have resulted in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different. The fair value of options granted was RMB6.3 million. Share-based compensation expenses recognized for the years ended March 31, 2008, 2009 and 2010 were RMB3.2 million, RMBNil and RMBNil ($Nil) respectively. No options were granted in the years ended March 31, 2009 or 2010. Changes in the assumptions used to value share options could materially affect the fair value estimate and the amount of share-based compensation expenses included in our reported net income per share and operating expenses for future periods.

We determine the fair value of the options granted by applying the Black-Scholes option pricing model. The Black-Scholes option-pricing model requires the following inputs: (i) the exercise price of the options; (ii) the value of the underlying shares; (iii) the expected term of the options; (iv) the expected volatility of the underlying shares; (v) the risk-free interest rate during the expected term of the options; and (vi) the expected dividend yield of the underlying shares.

Among these inputs, only the exercise price of the options, which is stated in the option grant letter, can be objectively determined. Because our ordinary shares were not publicly traded, we estimated the fair value of the ordinary shares at the grant date of CSC options with reference to the most recent sale of CSC shares by a shareholder to an unrelated third party, which was at HK$450 ($58) per share. The expected term of the option was based on estimates of the anticipated timing of the exercise of the vested options by our board of directors and management. Estimating the volatility of the price of CSC ordinary shares is complex. We used the historical volatility of a group of companies of similar nature to estimate the volatility of its shares. Because CSC employee share options have characteristics significantly different from those of publicly traded options, changes in the subjective input assumptions can materially affect the fair value estimate. We have applied the Hong Kong Exchange Fund Notes interest rate with a maturity similar to the expected term of CSC options as the risk-free interest rate and assumed dividend yields over the term of the options based on historical dividends. Based on the above assumptions, we recognized share-based compensation expenses of RMB3.2 million, RMBNil and RMBNil ($Nil) for the years ended March 31, 2008, 2009 and 2010, respectively. Had we used different assumptions and estimates, material differences could have resulted in the estimated fair value of the share options. For further details regarding our share based compensation, see Note 19 to our annual consolidated financial statements included elsewhere in this report. Upon completion of the Business Combination on June 30, 2009, each share option of CSC Holdings was replaced by an option to acquire 35.73314 shares of CCBC at HK$450 per option. All such share options were exercised by the grantees on June 30, 2009.

Principal Components of Our Income Statement

Revenues

Revenues reflect the portion of the invoiced value of services to third-party customers earned, net of business tax payable to government authorities. We have two types of customers: subscribers, who pay processing and storage fees pursuant to the terms of their subscription contracts as consideration for our subscription services, and transplant patients, who pay matching fees as consideration for our delivery of donated cord blood units for their operations.

The sources of our revenues consist of the following:

•	Processing fee. Gross processing fee, currently charged at the rate of RMB5,000 (inclusive of a 5% business tax), represents consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay, subject to a surcharge of RMB1,200 (inclusive of a 5% business tax), a portion of the processing fee in installments. Prior to September 25, 2007, we recognized processing fees as revenues on a straight line basis over a course of 18 years. Beginning on September 25, 2007, total fees receivable for processing services and the first year’s storage services, excluding the surcharge of RMB1,200 for customers who elect to pay by installments, are allocated as processing fees and storage fees based on their relative fair value, and we recognize processing fees as revenues upon completion of processing services. The surcharge of RMB1,200 is recognized as interest income using the effective interest method. See “— Critical Accounting Policies — Revenue Recognition.”
•	Storage fee. Gross storage fee, currently charged at the rate of RMB500 (inclusive of a 5% business tax) per year, represents consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. We recognize the storage fees as our revenue on a net of business tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee of RMB500 for the first year’s storage services was recognized as revenue, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the balance sheet, which would be recognized as revenues on a straight-line basis over the remaining storage period. From January 1, 2008 to January 31, 2009, we suspended the option to prepay the storage fees upfront at the time of subscription. Starting from February 1, 2009, our new subscribers may choose to make payment of a one-time processing fee of RMB5,000 and a bullet payment of 18 years of storage fees (with no discount). Most of our subscribers elect to pay the storage fee on an annual basis at the beginning of each anniversary of the subscription contract.
•	Matching fee. Gross matching fee, currently charged generally at the rate of RMB15,000 (inclusive of a 5% business tax), represents consideration for the successful identification and retrieval of a matching cord blood unit suitable for transplant. We record the matching fee as our revenue on a net of business tax basis. We recognize the matching fee when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

Direct Costs

After a cord blood unit is collected at a collaborating hospital and transported to its facilities, we test and process the cord blood to extract stem cells contained in the unit and cryopreserves the stem cells at our cord blood banks. Direct costs reflect the costs incurred for these procedures as well as payments made to the hospitals to reimburse the costs they incur in performing the collection procedure for our subscribers. In addition, direct costs include an annual technical consulting fee of RMB2.0 million payable by us to Peking University People’s Hospital pursuant to a 20-year contract dated June 2006 for the hospital’s technology and procedural guidance to support our delivery of cord blood storage services. Nuoya also entered into a co-operation agreement with the Guangdong Women and Children’s Hospital and Health Institute. Pursuant to the agreement, Guangdong Women and Children’s Hospital and Health Institute provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB2.2million. The agreement has a term of no less than 20 years commencing in November 2009. Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, direct labor, and processing and storage supplies, generally vary depending on the number of units stored at facilities.

Beginning from September 25, 2007, we have been able to separate revenues from subscription services into processing services and storage services as two separate units of accounting. We now recognize processing fees and related direct costs upon completion of cord blood processing services. Prior to September 25, 2007, incremental costs that were directly associated with the provision of processing services were recorded as deferred costs and were amortized and included in direct costs in our consolidated statement of operations over the same period during which the revenue generated from processing services was recognized.

We record cord blood units donated by the public as its inventory and capitalize our related collection, testing and processing costs. These capitalized costs are recognized as direct costs of a unit only upon the shipment of the unit for use by the transplant patient or for research purposes.

Operating Expenses

Operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel; promotional and advertising expenses; travel expenses for sales and marketing activities and depreciation of equipment used for sales and marketing activities.

•	General and administrative expenses. General and administrative expenses consist primarily of compensation for the management team and the finance and administrative personnel; travel, lease and other expenses for general corporate purposes; and professional advisor fees. After completion of the share exchange on June 30, 2009, CCBC incurs a significantly higher level of legal, accounting and other expenses in order to comply with the requirements under the U.S. securities laws. Such additional expenses associated may have a negative impact on profitability.
•	Research and development expenses. For the year ended March 31, 2010, CCBC has commenced internal research and development activities in relation to improving its operational efficiency, extraction efficiency and cost reduction. Research and development expense were expended immediately as they incurred. RMB5.8 million ($0.9 million) research and development expense was incurred during the year ended March 31, 2010. We did not incur research and development expense in the year ended March 31, 2009.

Results of Operations

The following table summarizes our results of operations for the periods indicated:

	For the year ended March 31,
	2010			2009		2008
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	38,315	261,536	100.0	194,537	100.0	233,081	100.0
Direct costs	(9,630)	(65,730)	(25.1)	(49,171)	(25.3)	(60,735)	(26.1)
Gross profit	28,685	195,806	74.9	145,366	74.7	172,346	73.9
Operating expenses
Selling and marketing expenses	(5,784)	(39,480)	(15.1)	(28,868)	(14.8)	(26,580)	(11.4)
General and administrative expenses	(7,810)	(53,317)	(20.4)	(31,301)	(16.1)	(20,363)	(8.7)
Research and development	(852)	(5,816)	(2.2)	—	—	—	—
Subtotal	(14,446)	(98,613)	(37.7)	(60,169)	(30.9)	(46,943)	(20.1)
Operating income	14,239	97,193	37.2	85,197	43.8	125,403	53.8
Other income (expenses), net
Interest income	939	6,411	2.5	3,638	1.8	7,414	3.1
Interest expense	(356)	(2,431)	(0.9)	—	—	—	—
Exchange loss	(61)	(417)	(0.2)	(351)	(0.2)	(2,865)	(1.2)
Write-off of deferred offering costs	—	—	—	(9,473)	(4.9)	—	—
Write-off of deferred reverse recapitalization costs	(3,159)	(21,566)	(8.2)	—	—	—	—
Impairment loss on available-for-sale equity securities	—	—	—	(37,426)	(19.2)	—	—
Others	69	473	0.1	714	0.4	5,750	2.5
Subtotal	(2,568)	(17,530)	(6.7)	(42,898)	(22.1)	10,299	4.4
Income before income tax	11,671	79,663	30.5	42,299	21.7	135,702	58.2
Income tax expenses	(3,629)	(24,770)	(9.5)	(17,854)	(9.2)	(17,808)	(7.6)
Net income	8,042	54,893	21.0	24,445	12.5	117,894	50.6

On September 25, 2007, we modified a termination provision in subscription contracts and commenced the provision of cord blood storage services on a standalone basis, which resulted in substantial changes to the manner in which fees earned under the subscription contracts are recognized. See “— Critical Accounting Policies — Revenue Recognition.” The modification had the following major impact on our historical results of operations:

•	Non-recurring adjustments in deferred revenues and costs. A significant portion of deferred revenue attributable to processing services delivered in prior periods was recognized as revenues when we modified a contractual provision on September 25, 2007. As a result, a significant portion of our operating income of RMB125.4 million for the year ended March 31, 2008 was attributable to these non-recurring adjustments and was not indicative of its future results of operations. See “Risk Factors — Risks Relating to Our Business — Our future results of operations are not comparable to our historical results of operations.” Specifically:
•	For the year ended March 31, 2008, we recognized deferred revenue of RMB136.5 million generated from processing services delivered prior to September 25, 2007, of which RMB96.6 million was attributable to processing services delivered under subscription contracts entered into prior to April 1, 2007 and RMB39.9 million was attributable to processing services delivered under subscription contracts entered into between April 1, 2007 and September 25, 2007.
•	For the year ended March 31, 2008, we recognized deferred costs of RMB37.2 million in relation to the deferred revenue recognized for the same period, of which RMB26.3 million was attributable to the recognition of deferred revenue under subscription contracts entered into prior to April 1, 2007 and RMB10.9 million was attributable to the recognition of deferred revenue under subscription contracts entered into between April 1, 2007 and September 25, 2007.
•	Recognition of processing fees as a unit of accounting. Until we modified a contractual provision on September 25, 2007, our results of operations did not fully reflect the fees received as a result of new subscriber sign-ups. For instance, we recorded operating loss of RMB17.0 million for the year ended March 31, 2007. The timing differences in recognizing revenues and related costs were the main factor contributing to the operating loss for 2007. Beginning on September 25, 2007, we have been able to recognize processing fees and storage fees based on their relative fair value. As such, processing fees were recognized immediately upon the completion of the processing services. Such changes in accounting treatment had a positive impact on the revenues recorded for the years ended March 31, 2008 and 2009. See “Risk Factors — Risks Relating to Our Business — Our future results of operations are not comparable to our historical results of operations.”

For the reasons above, our results of operations for the year ended March 31, 2007, 2008 and 2009 are not comparable. You should not place undue reliance on the period-to-period discussion in this section.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Revenues

Revenue increased by 34.4% to RMB261.5 million ($38.3 million), from RMB194.5 million last year. The increase was largely attributable to the 30.5% increase in new subscriber numbers to 45,252 new subscribers and the expansion in the accumulated subscriber base. As of March 31, 2010, total units stored by our subscribers increased to 129,312, compared to 84,060 on March 31, 2009. The increase in revenue was largely attributable to our effective marketing and promotion campaign and our ability to enhance the public awareness toward cord blood banking. For the year ended March 31, 2010, processing fees which accounted for 81.0% of the total revenue, grew 28.6% to RMB211.9 million ($31.0 million). Revenue generated from storage fees grew 70.9% to RMB48.3 million ($7.1 million), representing 18.5% of our total revenue.

Direct Costs

Direct cost increased to RMB65.7 million ($9.6 million) for the year ended March 31, 2010, from RMB49.2 million for the year ended March 31, 2009, due to rising sales activities and overall subscriber base expansion. For the year ended March 31, 2010, variable costs and fixed costs accounted for approximately 30.0% and 70.0% of total direct costs respectively. Expense like depreciation and amortization expenses, rental expenses, liquid nitrogen and consultation related expenses are classified as fixed costs. Direct Labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

Gross Profit

For the year ended March 31, 2010, gross profit amounted to RMB195.8 million ($28.7 million), up 34.7% from RMB145.4 million for the year ended March, 31, 2009. Gross margin for the year ended March 31, 2010 stood at 74.9% compared to 74.7% in the prior year period. Gross margin increased as a result of economy of scale and subscriber base expansion but the impact was partially offset by Beijing storage facility expansion which induced higher depreciation expense.

Operating Expenses

Operating expenses increased to RMB98.6 million ($14.4 million) for the year ended March 31, 2010, compared to RMB60.2 million for the year ended March 31, 2009. Operating expense increased due to rising marketing effort, in-house research and development activities and the increase in professional expense since we became a public company in US.

•	Research and development expenses. For the year ended March 31, 2010, we incurred approximately RMB5.8 million ($0.9 million) research and development expenses. These research activities primarily focus on improving cells extraction methodologies, enhance processing efficiency and cost structure improvement. These expenses were expensed immediately as they were incurred.
•	Sales and marketing expenses. Sales and marketing expenses amounted to RMB39.5 million ($5.8 million) for the year ended March 31, 2010, representing an increase from RMB28.9 million in the prior year. Sales and marketing expenses rose because of the increase in sales and marketing staffs as well as ongoing promotion activities. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets like Beijing and Guangdong.
•	General administrative expenses. For the year ended March 31, 2010, general administrative expenses increased to RMB53.3 million ($7.8 million) compared to RMB31.3 million in the prior year. The increase in general administrative expenses was largely attributable to the increase in corporate overhead since our listing, higher bad debt provision because of enlarged subscriber base, higher depreciation expenses pursuant to the Beijing capacity expansion and other legal, professional and compliance related expenses.

Operating Income

As a result of the foregoing, operating income increased by 14.1% to RMB97.2 million ($14.2 million) for the year ended March 31, 2010, from RMB85.2 million for the year ended March 31, 2009.

Other Expense, Net

For the year ended March 31, 2010, we had net other expenses amounted to RMB17.5 million ($2.6 million), which decreased from RMB42.9 million of last year. The decline was largely attributable to the absence of impairment loss and reduction in write-off amount. For the year ended March 31, 2009, we recorded an impairment loss of RMB37.4 million due to the decline in Cordlife share price and we wrote-off RMB9.5 million deferred offering costs while no similar expenses were recorded for the year ended March 31, 2010. However, we wrote-off RMB21.6 million ($3.2 million) of deferred reverse recapitalization costs during the year ended March 31, 2010 while there was no similar write-off in the prior year. In addition, we recorded interest expense of RMB2.4 million ($0.4 million) for the year ended March 31, 2010.

•	Write-off of deferred reverse recapitalization costs. For the year ended March 31, 2010, we recorded write-off of RMB21.6 million ($3.2 million) deferred reverse recapitalization costs which included the net liabilities of Pantheon and the fees incurred in connection with the Business Combination. No such write-off was recorded during the year ended March 31, 2009.

•	Write-off of deferred offering costs. During the year ended March 31, 2009, we decided to seek alternative listing other than traditional initial public offering. As such, an amount of RMB9.5 million deferred offering cost incurred in the prior period regarding our initial public offering was written-off. No such write-off was recorded for the year ended March 31, 2010.
•	Impairment loss on available-for-sale securities. During the year ended March 31, 2009, we recorded an impairment loss of RMB37.4 million. The market value of our investment in Cordlife further declined during the year ended March 31, 2009. After considering the magnitude of the decline, the duration of such fall and the market condition during that time, we considered the impairment loss was no longer other than temporary, as such, a total accumulated impairment loss of RMB37.4 million had been recognized in earnings for the year ended March, 31, 2010. No similar impairment loss was recorded for the year ended March 31, 2010.
•	Interest Income. Interest income for the year ended March 31, 2010 increased to RMB6.4 million ($0.9 million). The increase in interest income was mainly attributable to increase in cash balance and proceeds raised during our initial public offering in November 2009.
•	Interest Expense. During the year ended March 31, 2010, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45 million ($6.6 million). The loan agreement bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. Pursuant to this loan agreement, we incurred approximately RMB2.4 million ($0.4 million) interest expense for the year ended March 31, 2010. No similar expense was recorded in prior year.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2010 amounted to RMB79.7 million ($11.7 million), up from RMB42.2 million for the year ended March 31, 2009.

Income Tax Expense

For the year ended March 31, 2010, we recorded an income tax expense of RMB24.8 million ($3.6 million), up 38.7% from RMB17.9 million for the year ended March 31, 2009. It represented an effective tax rate of 31.1%. The high effective tax rate was mainly due to the non-tax deductible write-off of deferred reverse recapitalization costs.

Net Income

Due to the reasons mentioned above, our net income for the year ended March 31, 2010 amounted to RMB54.9 million ($8.0 million), compared to RMB24.4 million for the year ended March 31, 2009.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Revenues

Revenues decreased by 16.6% to RMB194.5 million for the year ended March 31, 2009 from RMB233.1 million for the year ended March 31, 2008. For the year ended March 31, 2008, we recorded a non-recurring adjustment of RMB136.5 million to recognize previously deferred revenue as a result of the removal of the penalties clause on September 25, 2007, of which RMB96.6 million related to cord blood storage agreements executed prior to March 31, 2007. No similar adjustment was made for the year ended March 31, 2009. The impact of the foregoing was partially offset by the increase in processing and storage fees due to an enlarged subscriber base. The total number of units stored by our subscribers increased by 70.2% to 84,060 as of March 31, 2009 from 49,382 as of March 31, 2008. The enlarged subscriber base reflected our enhanced sales and marketing efforts to increase the public awareness of cord blood banking. New subscriber sign-ups increased by 33.1% to 34,678 for the year ended March 31, 2009 from 26,060 for the year ended March 31, 2008. See Note 16 to our annual consolidated financial statements included elsewhere in this report.

Direct Costs

Direct costs decreased by 18.9% to RMB49.2 million for the year ended March 31, 2009 from RMB60.7 million for the year ended March 31, 2008. For the year ended March 31, 2008, we recognized deferred costs of RMB37.2 million (of which RMB26.3 million were related to cord blood storage agreements executed prior to March 31, 2007 and RMB33.0 million were direct costs) when we recognized previously deferred revenue as a result of removal of the penalties clause on September 25, 2007. No similar recognition was made for the year ended March 31, 2009. The impact of the foregoing was partially offset by an increase in the size of our subscriber base, leading to an overall decrease in direct costs by RMB11.5 million.

For the year ended March 31, 2009, variable costs and fixed costs accounted for approximately 71.3% and 28.7% of our total direct costs, respectively. For the year ended March 31, 2008, variable costs and fixed costs accounted for approximately 82.3% and 17.7% of our total direct costs. Expenses like depreciation, rental expenses, liquid nitrogen and consultation related expenses are classified as fixed costs. Other costs like direct labor, direct materials, processing costs and other collection related expenses are considered as variable costs and these expenses correlate with the number of new subscriber sign-ups, which are in turn directly related to the revenue generated from the processing fees. For the year ended March 31, 2008, variable costs accounted for a significant portion of our total direct costs which was largely attributable to the deferred cost write-back. As a result, variable costs as a percentage of total direct costs declined in the year ended March 31, 2009 as compared to March 31, 2008. However, as our subscriber base continues to grow, total variable costs are expected to increase, and fixed costs as a percentage of total direct costs are expected to fall.

Gross Profit

As a result of the foregoing, gross profit decreased by 15.6% to RMB145.4 million for the year ended March 31, 2009 from RMB172.3 million for the year ended March 31, 2008. Gross profit margin increased to 74.7% for the year ended March 31, 2009 from 73.9% for the year ended March 31, 2008.

Operating Expenses

Operating expenses increased by 28.4% to RMB60.2 million for the year ended March 31, 2009 from RMB46.9 million for year ended March 31, 2008. The increase was attributable to increases in general and administrative expenses and, to a lesser extent, selling and marketing expenses.

•	Selling and marketing expenses. Selling and marketing expenses increased by 8.6% to RMB28.9 million for the year ended March 31, 2009 from RMB26.6 million for the year ended March 31, 2008. The increase was mainly attributable to an increase in selling and marketing staff cost by 16.4% to RMB14.9 million from RMB12.8 million as we continued to expand its sales force in its Beijing and Guangdong operations. The number of sales and marketing staff employed by us increased to 213 as of March 31, 2009 from 174 as of March 31, 2008. Partly as a result of the stepped-up marketing efforts and expanded sales force, new subscriber sign-ups increased to 34,678 for the year ended March 31, 2009 from 26,060 for the year ended March 31, 2008.
•	General and administrative expenses. General and administrative expenses increased by 53.4% to RMB31.3 million for the year ended March 31, 2009 from RMB20.4 million for the year ended March 31, 2008. The increase was mainly attributable to the continuous expansion of our business activities in both Beijing and Guangdong resulting in an increase in the number of management and administrative staff to 105 as of March 31, 2009 from 56 as of March 31, 2008, and an increase in bad debt provision by 466.7% to RMB6.8 million for the year ended March 31, 2009 from RMB1.2 million for the year ended March 31, 2008 due to the increase in business activities which resulted in customer base expansion and the increase in accumulated total number of subscribers.

Operating Income

As a result of the foregoing, operating income decreased by 32.1% to RMB85.2 million for the year ended March 31, 2009 from RMB125.4 million for the year ended March 31, 2008.

Other Income (Expense), Net

We had net other expense of RMB42.9 million for the year ended March 31, 2009, as compared to net other income of RMB10.3 million for the year ended March 31, 2008. We recognized an impairment loss of RMB37.4 million due to the decline in Cordlife’s share price and wrote off RMB9.5 million of deferred offering costs for the year ended March 31, 2009, while no similar expenses were recorded for the year ended March 31, 2008. Further, there was also a decrease in interest income for the year ended March 31, 2009, the effects of which were partially offset by a decrease in exchange loss.

•	Write-off of deferred offering costs. During the year ended March 31, 2009, we decided to seek alternative ways to achieve the listing of its shares instead of through an initial public offering. As a result, deferred offering costs amounting to RMB9.5 million as of March 31, 2009 were recognized as a write-off of deferred offering costs.
•	Impairment loss on available-for-sale equity securities. For the year ended March 31, 2009, we recorded an impairment loss of RMB37.4 million. The market value of our investment in Cordlife further declined during the year ended March 31, 2009. After considering the significance of the accumulated decline in market value, the duration of such decline and the current market condition, our management considered the impairment loss was no longer not other than temporary, thereby a total accumulated impairment loss of RMB37.4 million had been recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the our investment in Cordlife. Between December 31, 2008 and March 31, 2009, there was an increase in the market value of the ordinary shares of Cordlife, resulting in unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2009 of RMB5.1 million.
•	Interest income. Interest income decreased to RMB3.6 million for the year ended March 31, 2009 from RMB7.4 million for the year ended March 31, 2008. The decrease was mainly attributable to a decrease in our cash balance.
•	Exchange loss. Exchange loss decreased to RMB0.4 million for the year ended March 31, 2009 from RMB2.9 million for the year ended March 31, 2008. One of our PRC subsidiaries, for which Renminbi is its functional currency, recorded an exchange loss from its U.S. dollar-denominated bank deposits as the Renminbi appreciated against the U.S. dollar for the year ended March 31, 2008. In contrast, no similar exchange loss was recorded for the year ended March 31, 2009 as no significant amount of U.S. dollar-denominated bank deposits were maintained during the period.

Income Before Income Tax

As a result of the foregoing, we recorded income before income tax of RMB42.3 million for the year ended March 31, 2009, as compared to income before income tax of RMB135.7 million for the year ended March 31, 2008.

Income Tax Expense

Income tax expense increased by 0.6% to RMB17.9 million for the year ended March 31, 2009 from RMB17.8 million for the year ended March 31, 2008. Our effective tax rate (before non-deductible impairment loss on available-for-sale equity securities and write-off of deferred offering costs) increased to 20.0% for the year ended March 31, 2009 from 13.1% for the year ended March 31, 2008, primarily as a result of the new PRC tax law that took effect on January 1, 2008, which resulted in an increase in the applicable tax rate of Jiachenhong.

Net Income

As a result of the foregoing, our net income decreased by 79.3% to RMB24.4 million for the year ended March 31, 2009 from RMB117.9 million for the year ended March 31, 2008.

Liquidity and Capital Resources

As of March 31, 2010, we had cash and cash equivalents of RMB280.8 million ($41.1 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. On April 27, 2009 we entered into a loan agreement with Hua Xia Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Borrowings, which amounted to RMB45 million ($6.6 million) as of March 31, 2010, are denominated in RMB and are secured by our building in the PRC without any financial covenants. Amounts outstanding bear a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is repriced monthly. As of March 31, 2010, such rate was 5.84% per annum. Aside from the RMB45 million bank loan, we do not maintain any credit facilities.

On June 23, 2009, Pantheon entered into Stock Purchase Agreements with two of its stockholders YA Global Investments, L.P., and Victory Park Credit Opportunities Master Fund, Ltd. Pursuant to such agreements, Pantheon agreed to purchase an aggregate of 4,547,399 shares of its common stock after the closing of the Business Combination, for an aggregate purchase price of $27,238,920, equal to approximately $5.99 per share. YA Global Investments, L.P. and Victory Park Credit Opportunities Master Fund, Ltd, introduced to Pantheon by Rodman & Renshaw LLC (“Rodman”) acquired the 4,547,399 shares in December 2008 at approximately $5.97 per share from several of Pantheon’s largest stockholders through negotiated private transactions brokered by Rodman. Pantheon believes that the purchase prices paid by YA Global Investments, L.P. and Victory Park Credit Opportunities Master Fund, Ltd reflected a $0.00 to $0.03 discount (varying from seller to seller) on the anticipated $5.97 per share liquidation amount of Pantheon, depending on, among other things, when the shares were transferred, the seller’s cost of capital and how long the liquidation of Pantheon would have been expected to take. Rodman received $400,000 in December 2008 from Pantheon in return for its brokerage services. The selling stockholders (i) agreed that they would not exercise their conversion rights in connection with the stockholder approval of the Business Combination, and (ii) granted Pantheon’s representatives such stockholders’ irrevocable proxy in voting for the Business Combination.

Mainly as a result of the purchase of shares as noted above, liabilities of Pantheon turned out to exceed its assets by about RMB4.7 million ($0.7 million) and we assumed such net liabilities in connection with the reverse recapitalization. After adjusting for refunds from counterparties under contingent fee arrangements and additional costs incurred up to the completion of the Business Combination, accumulated costs incurred by us for the reverse recapitalization amounted to RMB16.8 million ($2.5 million) as of June 30, 2009. During the year ended March 31, 2010, reverse recapitalization costs incurred and net liabilities assumed by us as a result of the Business Combination, totalling RMB21.6 million ($3.2 million), were charged to income.

Our short-term liquidity requirements include funding of our need for working capital. We have relied principally on cash flow from operations, equity financing and debt financing for our short-term liquidity requirements. We generate our cash flow from operations primarily from payment of processing fees at the time of subscription and storage fees each year as long as our subscribers continue to renew their subscription contract over the 18-year period. Therefore, we enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we are unable to continue to increase our new subscriber sign-ups to compensate for the loss of payment of storage fees arising from early termination by our existing subscribers, our operating cash inflows may be adversely affected.

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. For example, for the year ended March 31, 2008, we received net proceeds of RMB176.5 million from the placement of redeemable ordinary shares to institutional investors. In November, 2009, we had completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were intended to be used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. We expect that we will finance such requirements with a combination of future offerings of equity or debt securities (including the offering contemplated by this report), bank borrowings at different subsidiary levels, and operating cash flows. Our need for, and the availability of, external financing is influenced by many factors, including profitability, operating cash flows, debt levels, contractual restrictions and market conditions. Other sources of cash will include dividend distributions and other payments from our subsidiaries.

Given that consumer discretionary spending may become more conservative in light of the global recession and the global recession may have a negative impact on the Chinese economy, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2010 in light of the weakness of the global economy. However, in order to address the overall weakness in the global economy and its potential impact on the Chinese market, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event that the Chinese economy shows signs of further slowdown.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the year ended March 31,
	2010		2009	2008
	$	RMB	RMB	RMB
Net cash flows provided by operating activities	5,328	36,365	4,051	68,864
Net cash flows used in investing activities	(23,272)	(158,849)	(34,444)	(162,853)
Net cash flows provided by/(used in) financing activities	35,512	242,393	(35,276)	172,002
Effect of foreign exchange rate change on cash	(71)	(480)	(1,711)	(10,223)

Cash Flow Provided by Operating Activities

As a result of the increase in the scale of our operations arising from the increase in new subscriber sign-ups, we had net operating cash inflow from payments received from subscribers for each of the three years ended March 31, 2008, 2009 and 2010. Due to the timing differences between the recognition of revenues and related costs, operating cash flow was not correlated with operating income until we amended a contractual provision in our subscription contracts on September 25, 2007. See “— Critical Accounting Policies —  Revenue Recognition.”

Net cash provided by operating activities increased to RMB36.4 million ($5.3 million) for the year ended March 31, 2010 from RMB4.1 million for the year ended March 31, 2009, primarily due to an increase in new subscriber sign-ups to 45,252 from 34,678, and more subscribers electing Payment Option Two which resulted in an increase in deferred revenue. However, the overall benefit was partially offset by the increase in account receivables.

Net cash provided by operating activities decreased to RMB4.1 million for the year ended March 31, 2009 from RMB68.9 million for the year ended March 31, 2008 notwithstanding an increase in new subscriber sign-ups to 34,678 from 26,060. The fall in operating cash flows was mainly due to an increase in accounts receivable to RMB99.6 million, primarily reflecting an increased portion of subscribers choosing to pay the processing fee by installments, which is Payment Option Three, and the suspension on January 1, 2008 of the payment option that required payment of a one-time processing fee and a bullet payment of 18 years of storage fees. The change in payment pattern resulted in the rising adoption of Payment Option Three, which in turn reduced the upfront operating cash flow, but also strengthened the Company’s future annual cash flow particularly in view of the increasing number of accumulated subscribers. This resulted in a significant fall in net cash flows provided by operating activities during the year ended March 31, 2009. The effects of the foregoing were partially offset by an increase in accrued expenses and other payables of RMB7.0 million and an increase in deferred revenue of RMB5.6 million due to bullet payment of storage fees from customers who elected Payment Option Two when it became available again in February 2009.

Cash flow (used in) investing activities

Net cash used in investing activities was RMB158.8 million ($23.3 million) for the year ended March 31, 2010. We made an investment deposit of RMB140.3 million ($20.6 million) for the investment in a 19.9% equity interest in Qilu, the exclusive cord blood bank operator in Shandong province, and the transaction was completed on May 6, 2010.

Net cash used in investing activities was RMB34.4 million for the year ended March 31, 2009. We made payments of RMB43.2 million to purchase property, plant and equipment and an additional RMB13.4 million as deposit for our purchase of property, plant and equipment, both of which were primarily related to the construction and upgrading of our Beijing and Guangdong facilities. Further, we made a payment of RMB11.2 million to Cordlife as consideration for the 5,795,000 shares acquired during the year ended March 31, 2009. The foregoing was partly offset by the proceeds from redemption of structured deposit of RMB33.3 million.

Net cash used in investing activities was RMB162.9 million for the year ended March 31, 2008. We made payments of RMB77.5 million to purchase property, plant and equipment and an additional RMB1.3 million as deposit for our purchase of property, plant and equipment, both of which were primarily related to the construction and upgrading of its Beijing and Guangdong facilities. Further, we made a payment of RMB53.7 million to Cordlife as consideration for the 11,730,000 shares acquired in July 2007 and set aside RMB30.2 million as a structured deposit.

Cash flow provided by/(used in) financing activities

Net cash provided by financing activities was RMB242.4 million ($35.5 million) for the year ended March 31, 2010. In November 2009, we received net proceeds upon public offering of RMB137.6 million ($20.2 million) and upon exercise of overallotment options in January 2010 of RMB20.6 million ($3.0 million). We also received proceeds from the issuance of shares upon exercise of share options of RMB39.7 million ($5.8 million) and on April 27, 2009 we entered into a loan agreement with Hua Xia Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Borrowings, which amounted to RMB45 million ($6.6 million) as of March 31, 2010, are denominated in RMB and are secured by our building in the PRC without any financial covenants. Amounts outstanding bear a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is repriced monthly. As of March 31, 2010, such rate was 5.85% per annum.

Net cash used in financing activities was RMB35.3 million for the year ended March 31, 2009, all of which were used for the payment of professional fees and expenses relating to the abandoned initial public offering and reverse acquisition of Pantheon. Expenditures related to the reverse recapitalization were booked as deferred offering and proposed recapitalization costs in our consolidated balance sheet.

Net cash provided by financing activities was RMB172.0 million for the year ended March 31, 2008. We received net proceeds of RMB176.5 million from our issuance of new redeemable ordinary shares to institutional investors, part of which were used to finance the Nuoya acquisition and the remaining of which are expected to be used to expand our facilities in Beijing and to fund our expansion into other markets in China and the Asia Pacific region.

Capital Expenditures

For the years ended March 31, 2010, our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Beijing and Guangdong, regions in which we are licensed to operate cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

We are also in discussion with several existing licensees and license applicants in certain other regions for potential acquisitions or collaboration. Some of these discussions are at a preliminary stage, and we have not reached an agreement or executed any binding or non-binding written agreements with respect to the terms and conditions of any potential acquisition with any of its potential targets. As cash requirements relating to potential acquisitions may vary significantly depending on the targets we may acquire, our future capital expenditures may differ significantly from our current plans.

As of March 31, 2010, we own 17,525,000 ordinary shares of Cordlife, representing approximately 16.3% equity interest. In June 2010, we entered into agreement to underwrite Cordlife rights issues and the total capital raised in the rights issue amount to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis. The rights issue is expected to complete in July 2010. Cordlife operates in Singapore, Hong Kong, Philippines, Indonesia and India represent a strong presence in South East Asia. We believe Cordlife’s management expertise and experience is best to capture this sizable and emerging opportunities.

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2010.

Amount Due

	Less than 1 year RMB	1 – 3 Years RMB	3 – 5 Years RMB	More than 5 years RMB	Total RMB
Commercial commitments	4,200	8,400	8,400	55,083	76,083
Research and development	1,000	1,000	—	—	2,000
Operating lease obligations	5,507	10,331	9,962	50,232	76,032
	10,707	19,731	18,362	105,315	154,115
•	Commercial commitments. The commercial commitments primarily relate to the fees payable to Peking University People’s Hospital and Guangdong Women and Children’s Hospital and Helath Institute (“GWCH”) pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years and a fixed annual amount of RMB2.2 million ($0.3 million) for a term of 20 years, respectively.
•	Research and development. We entered into an agreement with a research institution to acquire in progress research relating to the use of cord blood stem cells in medical treatments pursuant to which we are obligated to pay RMB2.0 million, of which RMB1.0 million is expected to become payable within one year and the remaining RMB1.0 million is expected to become payable upon the issue of a new medicine certificate for the new medicine currently under research and development.
•	Operating leases. The operating lease obligations relate to the lease agreements for leasing certain premises in Guangdong and also between us and a subsidiary of Golden Meditech regarding the leasing of certain premises in Beijing.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China were, 104.8 and 105.9 in 2007 and 2008, respectively.

Recently Issued Accounting Pronouncements

(i)	Accounting Standards Codification (“ASC”)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This pronouncement, among other things, identifies the previously issued accounting standards that were considered authoritative generally accepted accounting principles in the U.S. and replaces all previously issued accounting pronouncements of the FASB, and its predecessor rule-making bodies, with the ASC. This standard is effective prospectively for reporting periods ended after September 15, 2009 and, accordingly, the Company adopted it during year ended March 31, 2010. The adoption of this standard did not have any effect on the Company’s results of operations and financial position. As a result of adopting this standard, the Company’s references to GAAP standards have been changed to refer to topics, subtopics, sections or subsections of the ASC, as appropriate.

(ii)	ASC 810

The Company adopted the accounting standard for consolidation (currently codified in ASC 810, Consolidation) revised by the FASB since April 1, 2009 and has retroactively reclassified noncontrolling interests (previously referred to as minority interests) as a component of equity, separately from the equity attributable to the shareholders of the Company. Net income and other comprehensive income are also attributed to the shareholders of the Company and the noncontrolling interests.

(iii)	ASC 350-30

In April 2008, the FASB amended the guidance about estimating the useful lives of recognized intangible assets (currently codified in ASC 350-30, General Intangibles Other Than Goodwill), which requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, ASC 350-30 requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. The Company adopted the new guidance effective April 1, 2009 and this did not have a material impact on the Group’s consolidated financial statements.

(iv)	ASC 815-40

In June 2008, the FASB ratified the guidance on how to determine if certain instruments or embedded features are considered indexed to the Company’s own stock (currently codified in ASC 815-40, Contracts in Entity’s Own Equity). This requires companies to use a two-step approach to evaluate an instrument’s contingent exercise provisions and settlement provisions in determining whether the instrument is considered to be indexed to its own stock and exempt from the application of ASC 815-10, Derivative and Hedging. The Company adopted the new guidance effective April 1, 2009 and the adoption of this did not have a material impact on the Group’s consolidated financial statements.

(v)	ASC 605-25

In September 2009, the FASB ratified the new guidance on revenue recognition for multiple-element arrangements (currently codified in ASC 605-25, Revenue Recognition — Multiple-Element Arrangements), which addresses the criteria for separating consideration in multiple-element arrangements. The new guidance requires an entity to allocate the overall consideration to each deliverable based on estimated selling price of individual deliverables in the arrangement in the absence of vendor specific objective evidence or other third-party evidence of the selling price for the deliverables. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after December 15, 2009, and is generally applied on a prospective basis although earlier application is permitted as of the beginning of a fiscal year or to prior years. The Company will adopt the new guidance in its fiscal year beginning April 1, 2010 and is in the process of making an assessment of what the impact of this is expected to have on its consolidated financial statements in the period of initial application.

(vi)	ASC 855

In May 2009, the FASB updated the guidance about subsequent events (currently codified in ASC 855-10, Subsequent Events), which establishes principles and requirements for subsequent events. In particular, ASC 855-10-25-1A sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim or annual financial periods ended after June 15, 2009. The adoption of ASC 855-10-25-1A did not have a material impact on the Company’s consolidated financial statements. In February 2010, the FASB amended ASC 855-10-50, which does not require an SEC filer to disclose the date through which subsequent events have been evaluated. The amendment is effective for interim or annual periods ending after June 15, 2010. The Company has early applied this new guidance.

(vii)	Accounting Standards Update (“ASU”) 2010-06

In January 2010, the FASB amended the guidance on fair value disclosure requirements (currently codified in ASC 820-10, Fair Value Measurements and Disclosures), which requires additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. The guidance is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company adopted the new guidance effective April 1, 2010 and the adoption of this did not have a material impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng	38	Chairperson of the Board and Chief Executive Officer
Albert Chen	34	Chief Financial Officer and Director
Mark D. Chen(1)(2)(3)	42	Independent Non-executive Director
Dr. Ken Lu(1)(2)(3)	46	Independent Non-executive Director
Jennifer J. Weng(1)(2)(3)	42	Independent Non-executive Director
Feng Gao	54	Managing Director — China Region
Yue Deng	40	Chief Executive Officer — Beijing Division
Rui Arashiyama	51	Chief Executive Officer — Guangdong Division
Xin Xu	56	Chief Technology Officer

(1)	Members of audit committee
(2)	Member of compensation committee
(3)	Member of nominating and corporate governance committee

Ting Zheng, serves as our chairperson and chief executive officer. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng has served as an executive director of Golden Meditech and has been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. In

addition, she participated in the initial public offering by China Medical Technology Inc., a Chinese medical equipment company, in the NASDAQ Global Market in 2005 in her capacity as a director of that company. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She graduated from Renmin University of China with a bachelor’s degree in accounting. As of the date of this report, Ms. Zheng is also a director of Golden Meditech.

Albert Chen, serves as our chief financial officer and a director. He is in charge of CCBC’s finance-related matters, including accounting and budget planning. He is also involved in CCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He has served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. During his employment as an analyst in UOB Kay Hian from 2003 to March 2005, he was a senior analyst specializing in the pharmaceutical and healthcare industries and was ranked as one of the best analysts for small cap companies in the region in a poll conducted by Asia Money among brokers in 2003. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Mark D. Chen, serves as one of our independent non-executive directors. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. Since 1998, Mr. Chen has been a founding general partner of Easton Capital Investment Group and its various affiliated funds, a New York based private equity investment firm, and has served in various positions, including managing director and, and currently a venture partner, a position he has held since 2005. He is currently a director and chairman of the audit committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University. Mr. Chen is the spouse of Jennifer J. Weng.

Dr. Ken Lu has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Lu is the founder and managing director of APAC Capital Advisors Limited, or APAC Capital, an investment management company that focuses on the Greater China markets. Prior to the establishment of APAC Capital in May 2004, Dr. Lu worked as an analyst for Credit Suisse, then known as Credit Suisse First Boston, where he was promoted as the director and head of China research department leading a team of more than ten analysts and directing China research products. Prior to joining Credit Suisse in 1998, Dr. Lu had also worked for a number of leading investment banking and advisory institutions, including JP Morgan Securities Asia Inc., Schroders Asia Limited and JRM Investment Counsel, Inc. Dr. Lu graduated from Beijing University in 1985 with a bachelor’s degree in biology. Dr. Lu graduated from the Brigham Young University in 1988 with a master’s degree in biochemistry. Dr. Lu obtained his doctorate degree in finance in 1995 from the University of California, Los Angeles.

Jennifer J. Weng, serves as one of our independent non-executive directors. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. Since April 2005, she has been an executive director of Greater Pacific Inc., a financial advisory company through which she has been active in its private investment activities, as well as providing strategic and financial advisory services to private companies in China. From January 2001 to March 2005, she was a senior research analyst with Industrial Bank of Japan, Ltd. and its successor Mizuho Corporate Bank in New York, one of the world’s largest commercial banks, providing research, due diligence, and credit analysis for public debt offering, corporate lending and leveraged buyout transactions in a wide range of industries in the United States. From May 2000 to January 2001, she was the vice president of finance for a-Media Inc., a publishing and media company based in New York. From February 1998 to May 2000, she was an associate of the fixed income division with Morgan Stanley. From 1995 to 1998, she was with KPMG Peat Marwick performing auditing on numerous private and public companies in United States. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. Ms. Weng is the spouse of Mark D. Chen.

Dr. Feng Gao, serves as our managing director in the China region. He is responsible for the overall development and management of CCBC’s China operation. He has more than twenty years of marketing and managerial experience in the healthcare industry. He joined Jiachenhong in November 2004. From 1998 to 2004, Dr. Gao served as the chief representative in the Beijing representative office of Guidant International Corporation, or “Guidant”, which was subsequently merged with Boston Scientific, a manufacturer of advanced medical devices. He also served as Guidant’s regional manager in charge of the overall management of sales, finance, administration and human resources. During his employment with Guidant, Dr. Gao successfully established a comprehensive distribution network in the northern China and an effective distributor management system. From 1993 to 1998, he served as the chief representative and officer manager of Coulter Electronics (HK) Ltd. Before 1993, Dr. Gao worked as the manager in charge of sales and marketing for Stryker Corporation and Siemens in Beijing. Dr. Gao is a medical doctor and practiced as a pediatrician in the Beijing Children’s Hospital from 1983 to 1989. He graduated from the Capital University of Medical Sciences in China in 1983 with a bachelor’s degree in medicine. He received his doctorate degree in business administration from the Sino-European International Management Institute in 2007.

Yue Deng, serves as our chief executive officer in the Beijing division. She is responsible for the daily operations and management of Jiachenhong. She joined Jiachenhong in November 2004. From 1998 to 2004, Ms. Deng managed sales and marketing, product registration, government relations and customer services in Guidant’s Beijing representative office. During her employment with Guidant, she successfully developed a new market in the Liaoning province and won several awards in sales and marketing in recognition of her communication, leadership and strategic planning skills. From 1995 to 1998, Ms. Deng served as the office manager and sales coordinator in Guidant’s Beijing representative office. From 1993 to 1995, she served as the secretary to the general manager at NOX international (Tianjin) Co., Ltd. She graduated from Nankai University in China in 1991 with a bachelor’s degree in economics.

Rui Arashiyama, serves as our chief executive officer in the Guangdong division. She oversees the daily operations and management of Nuoya and is responsible for the formulation and implementation of marketing strategy for the Guangdong market. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Language University) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stems cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 20 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

Under our articles of association, directors are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. The three classes of directors are called Class A, Class B and Class C. One class will be elected each year by shareholders at the annual general meeting and will have a term of three years. As soon as practicable following the effectiveness of the articles of association, the directors then in office will by resolution of the board of directors select which of the directors will be Class A directors, Class B directors and Class C directors. Until such time each director will have a term of one year. It is currently anticipated that Mr. Mark D. Chen and Mr. Albert Chen will be Class A directors, Ms. Ting Zheng and Dr. Ken Lu will be Class B directors, and Ms. Jennifer J. Weng will be a Class C director.

Except as described under the heading “Compensation”, none of our directors has a services contract with us or any of our subsidiaries providing for benefits upon termination of employment.

B. Compensation

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers.” These named executive officers include:

•	Ms. Ting Zheng, who is our chairperson of the board and the chief executive officer.
•	Mr. Albert Chen, who is our chief financial officer and director.
•	Dr. Feng Gao, who is our managing director in the China Region.
•	Ms. Yue Deng, who is our chief executive officer of the Beijing division.
•	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong division.
•	Ms. Xin Xu, who is our chief technology officer.

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead it and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions with respect to our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our board of directors considered the growth of the company, individual performance and market trends when setting individual compensation levels.

For the fiscal years ended March 31, 2008, 2009 and 2010, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

•	Base salary. We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our board of directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our board of directors and compensation committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our board of directors and compensation committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

For the years ended March 31, 2008 and 2009, Ms. Ting Zheng and Mr. Albert Chen received a portion of their compensation from Golden Meditech. During these periods, Ms. Zheng, as executive director of Golden Meditech, and Mr. Chen, as vice president of corporate finance of Golden Meditech, were responsible for our development and Golden Meditech’s other businesses, which include medical devices manufacturing, healthcare services, natural herbal medicine manufacturing, and Golden Meditech’s various merger and acquisition initiatives. The compensation that Ms. Ting Zheng and Mr. Albert Chen received from Golden Meditech for services rendered to us for the years ended March 31, 2008 and 2009 were not material. On June 30, 2009, Ms. Zheng and Mr. Chen entered into employment agreements with us providing for annual base salaries of HK$1,300,000 and HK$1,300,000, respectively (or US$167,742 and US$167,742, respectively, based on the noon buying rate as of March 31, 2010, which was HK$7.75 to US$1.00).

•	Annual bonus. Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans, with individual performance and providing executive officers performance incentives for attaining specific goals.

•	Severance benefits. Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. In compliance with PRC law, however, Jiachenhong has entered into standard employment contracts with Dr. Gao, Ms. Deng and Ms. Xu, and Nuoya has entered into standard employment contracts with Ms. Arashiyama. These contracts provide for severance payments under limited circumstances as required by PRC law.

In addition, in 2006, CSC, our wholly-owned subsidiary, adopted an option scheme to promote the success of CSC and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers and employees. Referred to in this report as the “2006 Scheme”, the scheme was approved by the shareholders of CSC at the extraordinary general meeting held on August 28, 2006. As required under the listing rules of the Growth Enterprise Market of the Hong Kong Stock Exchange, the 2006 Scheme was approved by the shareholders of Golden Meditech at an extraordinary general meeting held on September 21, 2006.

In accordance with the listing rules of the Growth Enterprise Market of the Hong Kong Stock Exchange, shareholders of Golden Meditech conducted an extraordinary general meeting on December 15, 2008 to approve, among others, the termination of the 2006 Scheme upon completion of the Business Combination and the adoption of a substantively similar scheme by CCBC. As a result of the termination, the right to acquire shares of CSC under the share options granted under the 2006 Scheme were converted into the right to acquire the ordinary shares of CCBC. On June 30, 2009, all options granted under the CSC Scheme were exercised and converted to the right to receive ordinary shares of CCBC.

Name and Principal Position	Year ended March 31,	Salary(1) ($)	Bonus(1) ($)	Total(1) ($)
Ting Zheng(2) Chief Executive Officer	2010	170,256	—	170,256
	2009	—	—	—
	2008	—	10,939	10,939
Albert Chen(3) Chief Financial Officer	2010	195,171	—	195,171
	2009	58,294	—	58,294
	2008	—	10,939	10,939
Feng Gao Managing Director – China Region	2010	173,983	—	173,983
	2009	110,556	69,953	180,509
	2008	53,337	28,049	81,386
Yue Deng Chief Executive Officer – Beijing Division	2010	122,508	—	122,508
	2009	84,061	42,749	126,810
	2008	55,167	7,012	62,179
Rui Arashiyama(4) Chief Executive Officer – Guangdong Division	2010	157,055	—	157,055
	2009	7,101	—	7,101
	2008	—	—	—
Xin Xu Chief Technology Officer	2010	63,095	—	63,095
	2009	42,065	20,727	62,792
	2008	34,011	—	34,011

(1)	All of the named executive officers were paid by CCBS in Renminbi for the years ended March 31, 2008, 2009 and 2010. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2010, which was RMB6.8258 to US$1.00. The translations of Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.
(2)	Ms. Zheng is also the executive director of Golden Meditech, one of our shareholders. For the years ended March 31, 2008 and 2009, Ms. Zheng received from Golden Meditech $987,097 and $83,871, respectively as compensation for such role. The compensation that Ms. Zheng received from Golden Meditech during these years for services rendered to us were not material and we were not liable for any portion of the compensation Ms. Zheng received from Golden Meditech. Such amounts were therefore not recognized as compensation expenses in our financial statements. On June 30, 2009, Ms. Zheng entered into an employment agreement with us providing for an annual base salary of HK$1,300,000 (or $167,742). Ms. Zheng was paid by Golden Meditech, and is now paid by CCBC, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2010, which was HK $7.75 to $1.00.
(3)	Mr. Chen is also the vice-president of corporate finance of Golden Meditech, one of our shareholders. For the years ended March 31, 2008 and 2009, Mr. Chen received from Golden Meditech $470,968 and $83,871, respectively as compensation for such role. The compensation that Mr. Chen received from Golden Meditech during these years for services rendered to us were not material and we were not liable for any portion of the compensation Mr. Chen received from Golden Meditech. Such amounts were therefore not recognized as compensation expenses in our financial statements. On June 30, 2009, Mr. Chen entered into an employment agreement with us providing for an annual base salary of HK$1,300,000 (or $167,742). Mr. Chen was paid by Golden Meditech, and is now paid by CCBC, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2010, which was HK $7.75 to $1.00.
(4)	Ms. Rui Arashiyama was hired by CCBS in mid-March 2009.

As of the date of this report there are no outstanding option awards.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with six senior executive officers. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. See “Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control.” Except for these new service contracts and the standard employment contracts required by PRC law for Dr. Gao, Ms. Deng, Ms. Arashiyama and Ms. Xu, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by PRC law.

The six senior executive officers who are parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Dr. Feng Gao, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

The material terms under the employment agreements are as follows:

•	The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.
•	If the service contract is terminated by the executive within 30 days following a change of control of CCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million.
•	CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the guaranteed bonuses actually accrued and payable to him/her as the case may be, (ii) the immediate vesting of all of his or her unvested options and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.
•	In all other cases, CCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

In the service contracts, each executive is required to hold, both during and after his or her service contract expires or is terminated, in strict confidence and not to use, except for CCBC’s benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of CCBC or the confidential information of any third party, including CCBC’s affiliated entities and its subsidiaries, that CCBC receives. Each executive is also required to disclose to CCBC and hold in trust for CCBC all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by CCBC, and to assign all of his or her interests in them to CCBC, and agreed that, while employed by CCBC and for a period of three years after termination of his or her employment, he or she will not serve, invest or assist in any business that competes with any significant aspect of CCBC business or solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with CCBC.

Finally, the contracts contain non-competition clauses, pursuant to which the executive may not engage in activities that compete with CCBC during the term of their employment with CCBC and for a period of one year after any termination of their employment with CCBC. Each executive is also required not to disclose to any third party any confidential information regarding CCBC or any of its subsidiaries or to accept or invest in any opportunity that is in line with its business operations, comes to them as a result of their employment with CCBC or involves any of its assets, unless approved by the board.

C. Board Practices

On completion of the Business Combination, our board of directors established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.  The audit committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chair of our audit committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

Our board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	review and approve any related party transactions;
•	such other matters that are specifically delegated to our audit committee by our board of directors after the Business Combination from time to time;
•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and
•	reporting regularly to the board of directors.

Compensation Committee.  The compensation committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Mr. Chen is the chair of our compensation committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

•	annually reviewing and reassessing the adequacy of the charter;
•	administering our share option plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors after the Business Combination from time to time.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Dr. Lu is the chair of our nominating and corporate governance committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the nominations committee:

•	overseeing the process by which individuals may be nominated to our board of directors;
•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors;
•	considering nominees proposed by our shareholders;
•	annually reviewing and reassessing the adequacy of the charter;
•	establishing and periodically assessing the criteria for the selection of potential directors; and
•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employment or fiduciary relationship with CCBC. Golden Meditech is a publicly traded company on the Main Board of the Hong Kong Stock Exchange. The laws of Hong Kong strictly prohibit any director, officer or employee of a publicly traded company, whenever and in whatever capacity employed, from trading company securities while aware of material non-public information about the company.

Our board of directors has established an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. and Hong Kong laws. Among other things, directors, executive officers and employees are prohibited from executing any trade in securities of our company as well as the securities of Golden Meditech and any other company about which they acquire material non-public information in the course of their duties for our company.

D. Employees

As at March 31, 2008, 2009, 2010, we had 313, 419 and 541 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing and Guangdong respectively and categorized by function as at March 31, 2010:

	Beijing	Guangdong
Sales and marketing and after-sales support and services	137	154
Laboratory technicians	60	63
Management and administration	77	50
Total	274	267

As a committed and socially responsible healthcare company, we believe that people are the most important asset of our business. As a result, we aim to remunerate our employees based on their experience, job requirements and performance. Our compensation package typically consists of the basic salary, discretionary bonuses and share options. Our employees are not represented by any collective bargaining agreement, and we have never experienced a strike. We believe we have been successful in maintaining a harmonious relationship with our employees.

E. Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this report:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Ownership
Directors and executive officers:
Ting Zheng(1)	1,071,994	1.6
Albert Chen(2)	321,598	*
Mark D. Chen(3)	1,734,167	2.6
Dr. Ken Lu(4)	409,216	*
Jennifer J. Weng(5)	1,734,167	2.6
Dr. Feng Gao(2)(6)	214,400	*
Yue Deng(2)(7)	142,934	*
Rui Arashiyama(8)	—	—
Xin Xu(9)	71,466	*
All directors and executive officers as a group	3,965,775	5.9
Principal shareholders:
Golden Meditech Holdings Limited(10)	29,068,087	43.4
Kent C. McCarthy(11)	11,529,108	17.2
Asset Managers CCBS Holdings Limited(12)	3,573,314	5.3

*	Beneficially owns less than 1% of our ordinary shares.
(1)	The business address of Ting Zheng is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.
(2)	The business address of Albert Chen is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.
(3)	Includes (i) 100,000 ordinary shares held by Jennifer J. Weng, Mr. Chen’s wife, (ii) 342,500 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Chen, and (iii) 1,291,667 warrants to purchase ordinary shares, held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Each warrant entitles its holder to purchase one ordinary share for $5.00, and expires at 5:00 pm on December 13, 2010. The business address of Mark D. Chen is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R. Mark D. Chen is the spouse of Jennifer J. Weng.
(4)	Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director. Dr. Lu disclaims beneficial ownership with respect to such ordinary shares except to the extent of his pecuniary interest therein. The business address for Dr. Lu is 9B, Hamilton Court, No. 8, Po Shan Road, Mid-levels, Hong Kong.
(5)	Includes (i) 100,000 ordinary shares held by Ms. Weng, (ii) 342,500 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Chen and (iv) 1,291,667 warrants to purchase ordinary shares, held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Each warrant entitles its holder to purchase one ordinary share for $5.00, and expires at 5:00pm on December 13, 2010. The business address of Jennifer J. Weng is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R. Jennifer J. Weng is the spouse of Mark D. Chen.

(6)	The business address of Dr. Feng Gao is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.
(7)	The business address of Yue Deng is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.
(8)	The business address of Rui Arashiyama is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.
(9)	The business address of Xin Xu is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.
(10)	Represents 29,068,087 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech. The business address of GM Stem Cells is 48F, Bank of China Tower, 1 Garden Road, Central, Hong Kong.
(11)	Includes (i) 3,192,321 ordinary shares held by Jawhawk China Fund (Cayman), Ltd., (ii) 203,000 ordinary shares issuable upon the exercise of warrants held by Jayhawk China Fund (Cayman), Ltd., and (iii) 533,970 ordinary shares and 7,599,817 ordinary shares issuable upon the exercise of warrants held by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is the manager of and controls Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. and, as a result, controls Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. and, as a result, controls Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of and controls Jayhawk Capital Management, L.L.C. Jayhawk Capital Management, L.L.C. is the manager and investment advisor of Jayhawk China Fund (Cayman), Ltd. and, as a result, controls Jayhawk China Fund (Cayman), Ltd. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by Jayhawk China Fund (Cayman), Ltd. and have reported that they share voting power and dispositive power over such securities. Each warrant entitles its holder to purchase one ordinary share for $5.00, and expires on at 5:00 pm on December 13, 2010. The business address of Mr. McCarthy and each of the entities described above is 930 Tahoe Blvd, 802-281, Incline Village, NV, 89451. Based on a Schedule 13G/A filed on February 16, 2010.
(12)	The business address of Asset Managers CCBS Holdings Limited is 1108-9, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

As of the date of this report, 15.1% of our outstanding ordinary shares are held by seven record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

General Principles on Related Party Transactions

Our audit committee has adopted an internal policy regarding the identification, review, consideration and oversight of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered. A related party is any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

Under our policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the audit committee of our board of directors for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, the audit committee of our board of directors takes into account the relevant available facts and circumstances including, but not limited to the risks, costs and benefits to us; the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; the terms of the transaction; the availability of other sources for comparable services or products; and the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval.

Prior to the establishment of our audit committee in connection with the closing of the Business Combination, CCBS’s board of directors performed similar functions in approving related party transactions. CCBC’s board of directors reviewed each of the following related party transactions and has concluded that, in light of known circumstances, each transaction is in, and is consistent with, its best interests and its shareholders.

Shareholder’s Loans

GM Stem Cells, a major direct shareholder, extended two interest-free and unsecured loans to Jiachenhong pursuant to two loan agreements dated October 28, 2003 and February 4, 2004, respectively. The two loans, in the principal amounts of US$6.1 million each, were provided for the purposes of financing Jiachenhong’s business expansion and working capital requirements.

As part of Golden Meditech’s restructuring of its cord blood banking business, on August 28, 2006, CSC Holdings entered into a loan assignment agreement with GM Stem Cells, pursuant to which the two loans were assigned to CSC Holdings by GM Stem Cells. As consideration for such assignment, CSC Holdings allotted and issued 21 ordinary shares to GM Stem Cells, representing 21% of CSC Holdings then-existing share capital before the share issue. The 21 ordinary shares in CSC Holdings were valued based on the implied market value of CSC Holdings of approximately US$58 million at the time of the issuance, which was derived by reference to the consideration paid by minority shareholders in their transfer of our shares.

We believe the consideration of the issuance represented fair and reasonable implied market value for the CSC Holdings shares because it is in line with the consideration for the transfer of the CSC Holdings shares among its shareholders from time to time. In addition, CSC Holdings received unanimous approvals from its shareholders for such loan assignments. As a result of the issuance, CSC Holdings’ obligations toward GM Stem Cells were cancelled.

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing, pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a wholly-owned subsidiary of Golden Meditech and is engaged in the medical equipment manufacturing business. The real property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000, for a period of 5.5 years expiring in December 2014. The new lease covers a premises of 1,920 square meters.

C. Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18.

B. Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following tables set forth, for the calendar quarter indicated and through June 30, 2010, the quarterly high and low sale prices for CCBC’s shares and warrants, respectively, as reported on the Over-the-Counter Bulletin Board or the NYSE, as applicable. (See Item 9C for the dates that the securities were traded on each market).

	Shares		Warrants
	High	Low	High	Low
Annual Highs and Lows
2009	12.85	5.39	1.75	0.07
2010	6.75	5.00	1.65	0.22
Quarterly Highs and Lows
2009
Third Quarter	7.50	5.98	0.80	0.39
Fourth Quarter	12.85	5.39	1.75	0.21
2010
First Quarter	6.75	5.00	1.65	0.54
Second Quarter	6.11	5.00	0.98	0.22
Monthly Highs and Lows
November 2009	12.85	5.39	1.75	0.45
December 2009	6.72	5.59	1.75	1.00
January 2010	6.75	5.85	1.65	1.05
February 2010	6.49	5.01	1.24	0.68
March 2010	6.50	5.00	0.92	0.54
April 2010	6.11	5.70	0.98	0.80
May 2010	6.00	5.60	0.85	0.65
June 2010	5.90	5.00	0.80	0.22

Holders of our units and warrants should obtain current market quotations for their securities. There can be no assurance that a trading market will continue for these securities.

B. Plan of Distribution

Not Applicable.

C. Markets

Our shares are listed on the NYSE under the symbol CO since November 19, 2009. Prior to November 19, 2009, our shares were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDZF”. CCBC’s warrants are quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDWF”. CCBC’s units are quoted on the Over-the-Counter Bulletin Board, under the symbol “CNDUF”.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Registered Office.  Under the Company’s Amended and Restated Memorandum of Association, the Registered Office of the Company is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, or at such other place as the directors or shareholders may by resolution from time to time decide.

Objects and Purposes.  There are no limitations on the business that the Company may carry on provided that it must be duly licensed to carry on a business for which a license is required in the Cayman Islands.

Directors.  We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the maximum number of our directors will be fixed from time to time exclusively pursuant to a resolution of Directors, and unless determined by the Company in general meeting, must consist of not less than three directors. Any director on our board may be removed by way of a special resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of a special resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors. The directors have the power to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Any director appointed by the board of directors to fill a casual vacancy shall serve for the remainder of the term of the Director whose death, resignation or removal created such vacancy. At each annual general meeting, one-third of our directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one-third) will retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. The directors to retire in every year will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of directors upon reaching any age limit.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of the Chairman or a majority of the Board. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented unless the board has fixed any other number. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Pursuant to our amended and restated memorandum and articles of association, our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the exchange on which we are listed at the time or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of the date of this report, our authorized share capital is US$25,100, consisting of 250,000,000 ordinary shares, par value US$0.0001 per share, and 1,000,000 shares of preferred stock, par value US$0.0001 per share, and the issued share capital consists of 66,982,086 ordinary shares fully paid or credited as fully paid.

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

No shareholder shall be entitled to vote or be counted in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Alteration of Rights.  Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than three-quarters of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be two or more persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled;
•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and
•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Meetings.  Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors, a majority of our Board of Directors or any shareholders together holding not less than 75% of our issued share capital, and may not be called by any other person. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (1) declarations of dividends, (2) the adoption of our financial statements and reports of directors and auditors thereon, (3) the granting of any mandate or authority to directors to offer, allot, grant options or otherwise dispose of unissued shares in the capital of our company representing not more than 20% of the nominal value of our existing issued share capital, (4) our ability to repurchase our securities, (5) the election of directors, (6) the appointment of auditors and other officers, and (7) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued ordinary shares giving that right.

At any general meeting, two shareholders entitled to vote and present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our company shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Limitations on the Right to Own Securities.  There are no limitations on the rights to own securities of the Company, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities, contained in the Company’s Amended and Restated Memorandum and Articles of Association or under Caryman Islands law.

Issuance of Additional Ordinary Shares or Preference Shares.  Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preference shares without action by our shareholders to the extent of available authorized but unissued preference shares. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Mergers and Similar Arrangements.  The Companies Law provides for the merger and consolidation of Cayman Islands companies and Cayman Islands and foreign companies if the merged company or continued company will continue to be a Cayman Islands company. A merger of two or more constituent companies under the Companies Law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Cayman Islands law contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report on Form 20-F or in the information incorporated by reference herein.

D. Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of acquiring, owning and disposing of our units, ordinary shares and warrants to acquire ordinary shares, sometimes referred to as our securities, to holders of our securities. As used in this discussion, references to “we”, “us” and “our” refer to China Cord Blood Corporation. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, except as provided below the discussion of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences under the heading “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our securities that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our ordinary shares or warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares or warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO US OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Tax Treatment of CCBC After the Redomestication and the Share Exchange

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, CCBC, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Share Exchange, as if it were a domestic corporation.

After the completion of the Share Exchange, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona pursuant to the temporary regulations under Section 7874) should be considered as owning, by reason of owning (or being treated as owning) stock of Pantheon Arizona, less than 80% of the voting power and the value of the shares of CCBC (including any warrants treated as shares of CCBC pursuant to the temporary regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not apply to treat CCBC as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of comprehensive guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Share Exchange, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Share Exchange for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would be satisfied (and CCBC would be treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona), by reason of owning (or being treated as owning) stock of Pantheon Arizona, would own all of the shares (including any warrants treated as shares) of CCBC immediately after the Redomestication. Although normal “step transaction” tax principles support the view that the Redomestication and the Share Exchange should be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that CCBC will be treated as a foreign corporation for U.S. federal income tax purposes.

U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Such distribution in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable regular long term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or in the event we are treated as a PRC “resident enterprise” under the EIT law, we are eligible for benefits of the income tax treaty between the United States and the PRC, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE, but not the Over-The-Counter Bulletin Board. While our ordinary shares are currently listed and traded on the NYSE, our units, which are comprised of ordinary shares and warrants, are quoted only on the Over-The-Counter Bulletin Board. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares (including ordinary shares underlying our units).

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable deductions and limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of ordinary shares on the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “— Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. If a warrant is exercised other than by the payment of the exercise price in cash, the tax treatment of such an exercise may vary from that described above. U.S. Holders should consult their own tax advisors regarding the tax treatment of such an exercise.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2010, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first tax year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares as a PFIC, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first tax year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (including the NYSE, but not the Over-The-Counter Bulletin Board), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares are currently listed and traded on the NYSE, our units, comprised of ordinary shares and warrants, currently are quoted only on the Over-The-Counter Bulletin Board. U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares (including ordinary shares underlying our units) under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

F. Dividends and paying agents

Not required.

G. Statement by experts

Not required.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of business, including risk from changes in foreign currency exchange rates and interest rates.

Foreign Currency Risk

Our reporting currency is the Renminbi. Renminbi is the functional currency for our operating subsidiaries in China and U.S. dollar is our functional currency. All transactions in currencies other than the functional currency during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the functional currency are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Fluctuations in exchange rates may also affect our balance sheet.

As we rely on dividends paid to us by our PRC operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our results of operations and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. A decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, our market value and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares.

On July 21, 2005, People’s Bank of China adjusted the exchange rate of U.S. dollar to Renminbi from $1 = RMB8.27 to $1 = RMB8.11, and ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi is pegged to a basket of currencies, which components are subject to adjustment based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility.” Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall the Renminbi has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We had cash and cash equivalents denominated in U.S. dollars of $5.6 million, as of March 31, 2010. As our functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the income statement. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as its reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2010, we had cash and cash equivalents of RMB280.8 million ($41.1 million). On September 14, 2007, we acquired a structured deposit which has a term of 2 years. The structured deposit was redeemed on November 24, 2008. Unrealized gain of RMB5.7 million and realized gain of RMB0.4 million has been credited to income for the years ended March 31, 2008 and 2009, respectively. Aside from the RMB45 million ($6.6 million) bank loan, we do not maintain any credit facilities. Our cash equivalents primarily represent short-term deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2010, a 10% decrease in interest rates would have decreased our interest income for the year ended March 31, 2010 from RMB6.4 million ($0.9 million) to RMB5.8 million ($0.8 million).

Equity Price Risk

As of March 31, 2010, we had available-for-sale equity securities of RMB48.5 million ($7.1 million). The available-for-sale equity securities represent our equity investment in Cordlife, a publicly traded company on the Australian Stock Exchange. As of March 31, 2010, we held 17,525,000 ordinary shares of Cordlife and an equity interest in Cordlife of 16.3%. In June 2010, we entered into agreement to underwrite Cordlife’s rights issue. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but will continue to participate in the rights issue and take up our share entitlements on a pro-rata basis. These securities are exposed to price fluctuations and are concentrated in only one company. Further, as these Australian dollar-denominated securities are translated at each balance sheet date, fluctuations of exchange rates between the Australian dollar and the Renminbi will increase or decrease the value of these securities.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we classify our equity ownership in Qilu as an investment and the value of such investment is subject to change depending on Qilu operational performance, local demographic trend and the economic environment of the Shandong province.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

In November 2009, we completed an offering of 3,305,786 ordinary shares at a public offering price of $6.05 per ordinary share. In January 2010 the underwriters in the offering exercised their over allotment option in full for an additional 495,867 shares at the offering price for an aggregate of 3,801,653 shares issued in the offering. We received net proceeds from this offering of approximately $23.2 million, after deducting underwriting discounts. The principal purposes of this offering were to increase the liquidity of the public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for general corporate purposes and potential acquisitions. As of the date of this report, we have allocated a portion of the net proceeds of the offering for acquisition and investment purposes. We currently intend to use the remaining proceeds we received from the offering for expansion into new geographical markets, including expansion through applications for new licenses and expansion through acquisitions and investments, for construction and upgrading of facilities, including purchase of equipment, in existing geographical markets, and to fund working capital and for other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2010. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2010, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2010.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2010, as stated in their report which appears on pages F-3 to F-4 of this annual report on Form 20-F.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Ms. Jennifer J. Weng is an audit committee financial expert, and “independent” as that term is defined in the NYSE listing standards.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accountant firm, for the periods indicated.

	2008	2009	2010
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	3,832	5,309	6,174
Audit related fees	—	—	—
Tax fees	—	—	53
Total fees	3,832	5,309	6,227

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non- audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On June 30, 2009, in connection with the Business Combination, CCBC closed on its previously announced agreements to purchase 4,547,399 ordinary shares for an aggregate purchase price of approximately $27.2 million (in transactions intended to assure the successful completion of the business combination) and assumed options exercised by CCBS’ management prior to closing.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1†	Memorandum and Articles of Association of the Registrant, as currently in effect
2.1†	Specimen Certificate for Ordinary Shares
2.2‡	Form of Warrant Agreement between Continental Stock Transfer and Trust Company and Pantheon China Acquisition Corp.
4.1†	2009 Share Option Scheme
4.2†	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant
4.3†	Subscription Agreement between China Cord Blood Services Corporation and CordLife
4.4†	The Agreement and Plan of Merger, Conversion and Share Exchange by and among Pantheon China Acquisition Corp, Pantheon Arizona Corp., China Cord Blood Services Corporation, Golden Meditech Company Limited and the selling shareholders of China Cord Blood Services Corporation.
4.5†	Summary Translation of Loan Agreement by and between China Cord Blood Corporation and Hua Xia Bank
4.6†	Promissory Note, as of June 30, 2009
8.1†	List of subsidiaries
11.1†	Code of Business Conduct and Ethics of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Incorporated by reference to the registration statement on Form F-1 of the registrant (File No. 333-161602).
‡	Incorporated by reference to the registration statement on Form S-1of Pantheon China Acquisition Corp. (File No. 333-136590)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION
July 16, 2010	By: /s/ Ting Zheng Name: Ting Zheng Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
China Cord Blood Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and subsidiaries (collectively the “Group”) as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2010, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(b) to the consolidated financial statements, the Company completed a share exchange with China Cord Blood Services Corporation (“CCBS”) on June 30, 2009. The share exchange represents a reverse acquisition involving a public shell company and has been accounted for financial reporting purposes as the issuance of securities by CCBS in exchange for the assets and liabilities of the Company, accompanied by a recapitalization. The accompanying consolidated financial statements reflect CCBS’s assets and liabilities at their historical carrying amounts and the results, assets and liabilities of the Company presented in the accompanying consolidated financial statements for periods prior to the completion of the share exchange are those of CCBS.

As discussed in Note 2(k) to the consolidated financial statements, the Company established vendor-specific objective evidence of fair value for the undelivered cord blood storage services during the year ended March 31, 2008, and began to account for cord blood processing services and storage services as two separate units of accounting during that year. As discussed in Note 2 (u)(ii) to the consolidated financial statements, the Company has retroactively adopted the accounting standard for consolidation (currently codified in Accounting Standards Codification 810, Consolidation) and reclassified noncontrolling interests (previously referred to as minority interests) as a component of equity, separately from the equity attributable to the shareholders of the Company. Net income and other comprehensive income are also attributed to the shareholders of the Company and the noncontrolling interests.

Report of Independent Registered Public Accounting Firm (continued)

The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 15, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
July 15, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control —  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated July 15, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
July 15, 2010

Consolidated balance sheets
as of March 31, 2009 and 2010
(Amounts expressed in thousands, except per share data and number of shares)

		March 31,
	Note	2009	2010	2010
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		161,406	280,835	41,143
Accounts receivable, less allowance for doubtful accounts (March 31, 2009: RMB6,170; March 31, 2010: RMB8,016 (US$1,174))	3	49,763	61,349	8,988
Inventories	4	6,501	5,070	743
Prepaid expenses and other receivables	5	7,978	13,137	1,925
Deferred tax assets	18	1,846	3,443	504
Total current assets		227,494	363,834	53,303
Property, plant and equipment, net	6	236,740	250,491	36,698
Non-current prepayments	7	27,184	151,138	22,142
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2009: RMB2,222; March 31, 2010: RMB9,181 (US$1,345))	3	91,761	176,874	25,913
Inventories	4	26,069	29,637	4,342
Intangible asset, net	8	27,268	26,297	3,853
Available-for-sale equity securities	9	26,242	48,475	7,102
Deferred reverse recapitalization costs	10	33,633	—	—
Deferred tax assets	18	—	288	42
Total assets		696,391	1,047,034	153,395

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets
as of March 31, 2009 and 2010 (continued)
(Amounts expressed in thousands, except per share data and number of shares)

		March 31,
	Note	2009	2010	2010
		RMB	RMB	US$
LIABILITIES
Current liabilities
Bank loan	11	—	45,000	6,593
Accounts payable		5,128	5,410	793
Accrued expenses and other payables	12	19,269	22,475	3,293
Deferred revenue	13	18,351	36,074	5,285
Amounts due to related parties	21(b)	—	2,977	436
Income tax payable		4,321	4,098	600
Total current liabilities		47,069	116,034	17,000
Deferred revenue	13	74,231	93,155	13,647
Other non-current liabilities		13,551	15,978	2,341
Deferred tax liabilities	18	4,017	2,259	331
Total liabilities		138,868	227,426	33,319
Commitments and contingencies	25
Redeemable ordinary shares of China Cord Blood Services Corporation
– US$0.0001 par value, 14,614,140 shares issued and outstanding as of March 31, 2009 (redemption value of US$51,089 as of March 31, 2009)	14	386,577	—	—

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets
as of March 31, 2009 and 2010 (continued)
(Amounts expressed in thousands, except per share data and number of shares)

		March 31,
	Note	2009	2010	2010
		RMB	RMB	US$
EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares
– US$0.0001 par value, 250,000,000 shares authorized, 43,237,100 shares and 66,743,693 shares issued and outstanding as of March 31, 2009 and 2010, respectively	15(a)	34	46	7
Additional paid-in capital		140,745	719,329	105,384
Accumulated other comprehensive (loss)/income		(19,319)	2,221	325
Retained earnings		44,082	87,290	12,789
Total China Cord Blood Corporation shareholders’ equity		165,542	808,886	118,505
Noncontrolling interests		5,404	10,722	1,571
Total equity		170,946	819,608	120,076
Total liabilities, redeemable ordinary shares and equity		696,391	1,047,034	153,395

See accompanying notes to the consolidated financial statements.

Consolidated statements of operations
for the years ended March 31, 2008, 2009 and 2010
(Amounts expressed in thousands, except per share data)

		Years ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Revenues	16	233,081	194,537	261,536	38,315
Direct costs(a)	17	(60,735)	(49,171)	(65,730)	(9,630)
Gross profit		172,346	145,366	195,806	28,685
Operating expenses
Research and development	17	—	—	(5,816)	(852)
Sales and marketing	17	(26,580)	(28,868)	(39,480)	(5,784)
General and administrative(a)	17	(20,363)	(31,301)	(53,317)	(7,810)
Total operating expenses		(46,943)	(60,169)	(98,613)	(14,446)
Operating income		125,403	85,197	97,193	14,239
Other income/(expense), net
Interest income		7,414	3,638	6,411	939
Interest expense	11	—	—	(2,431)	(356)
Exchange loss		(2,865)	(351)	(417)	(61)
Write-off of deferred offering costs	10	—	(9,473)	—	—
Write-off of deferred reverse recapitalization costs	10	—	—	(21,566)	(3,159)
Impairment loss on available-for-sale equity securities	9	—	(37,426)	—	—
Others		5,750	714	473	69
Total other income/(expense), net		10,299	(42,898)	(17,530)	(2,568)
Income before income tax		135,702	42,299	79,663	11,671
Income tax expense	18	(17,808)	(17,854)	(24,770)	(3,629)
Net income		117,894	24,445	54,893	8,042

See accompanying notes to the consolidated financial statements.

Consolidated statements of operations
for the years ended March 31, 2008, 2009 and 2010 (continued)
(Amounts expressed in thousands, except per share data)

		Years ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Income attributable to redeemable noncontrolling interests		—	—	(347)	(51)
Income attributable to other noncontrolling interests		(884)	(3,750)	(5,369)	(787)
Net income attributable to China Cord Blood Corporation shareholders		117,010	20,695	49,177	7,204
Net income/(loss) per share:	20
Attributable to ordinary shares
– Basic		1.59	(0.07)	0.82	0.12
– Diluted		1.54	(0.07)	0.78	0.11
Attributable to redeemable ordinary shares
– Basic		3.46	1.63	0.22	0.03
– Diluted		3.41	1.63	0.22	0.03

(a)	Includes the following expenses resulting from transactions with related parties (see note 21(a)):

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Direct costs
– rental expenses	(1,670)	(1,670)	(1,498)	(219)
General and administrative expenses
– rental expenses	(418)	(418)	(104)	(15)
– service fee	—	—	(552)	(81)

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity and comprehensive income for the years ended
March 31, 2008, 2009 and 2010
(Amounts expressed in thousands, except number of shares)

		China Cord Blood Corporation shareholders									Comprehensive income
		Share capital		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated losses)/ retained earnings	Total shareholders’ equity	Non- controlling interests	Redeemable non- controlling interests	Total equity	Attributable to China Cord Blood Corporation shareholders	Attributable to non- controlling interests	Attributable to redeemable non- controlling interests	Total
	Note	No. of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2007		432,371	34	137,554	(2,884)	(42,723)	91,981	—	—	91,981
Comprehensive income
– Net income		—	—	—	—	117,010	117,010	884	—	117,894	117,010	884	—	117,894
– Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	(17,857)	—	(17,857)	647	—	(17,210)	(17,857)	647	—	(17,210)
– Net unrealized loss in available-for-sale equity securities, net of nil tax	9	—	—	—	(10,562)	—	(10,562)	—	—	(10,562)	(10,562)	—	—	(10,562)
Total comprehensive income											88,591	1,531	—	90,122
Accretion to redeemable ordinary shares redemption value	14	—	—	—	—	(26,005)	(26,005)	—	—	(26,005)
Share-based compensation expenses, net of nil tax	19	—	—	3,191	—	—	3,191	—	—	3,191
Effect of reorganization	15(a)	42,804,729	—	—	—	—	—	—	—	—
Balance as of March 31, 2008		43,237,100	34	140,745	(31,303)	48,282	157,758	1,531	—	159,289
Comprehensive income
– Net income		—	—	—	—	20,695	20,695	3,750	—	24,445	20,695	3,750	—	24,445
– Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	(3,659)	—	(3,659)	123	—	(3,536)	(3,659)	123	—	(3,536)

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity and comprehensive income for the years ended
March 31, 2008, 2009 and 2010 (continued)
(Amounts expressed in thousands, except number of shares)

		China Cord Blood Corporation shareholders									Comprehensive income
		Share capital		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated losses)/ retained earnings	Total shareholders’ equity	Non- controlling interests	Redeemable non- controlling interests	Total equity	Attributable to China Cord Blood Corporation shareholders	Attributable to non- controlling interests	Attributable to redeemable non- controlling interests	Total
	Note	No. of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Comprehensive income (continued)
– Net unrealized loss in available-for-sale equity securities, net of nil tax:
– Net unrealized loss arising during the year	9	—	—	—	(21,783)	—	(21,783)	—	—	(21,783)	(21,783)	—	—	(21,783)
– Reclassification adjustment for loss recognized in net income	9	—	—	—	37,426	—	37,426	—	—	37,426	37,426	—	—	37,426
Total comprehensive income											32,679	3,873	—	36,552
Accretion to redeemable ordinary shares redemption value	14	—	—	—	—	(24,895)	(24,895)	—	—	(24,895)
Balance as of March 31, 2009		43,237,100	34	140,745	(19,319)	44,082	165,542	5,404	—	170,946
Comprehensive income
– Net income		—	—	—	—	49,177	49,177	5,369	347	54,893	49,177	5,369	347	54,893
– Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	(472)	—	(472)	(51)	13	(510)	(472)	(51)	13	(510)

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity and comprehensive income for the years ended
March 31, 2008, 2009 and 2010 (continued)
(Amounts expressed in thousands, except number of shares)

		China Cord Blood Corporation shareholders									Comprehensive income
		Share capital		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated losses)/ retained earnings	Total shareholders’ equity	Non- controlling interests	Redeemable non- controlling interests	Total equity	Attributable to China Cord Blood Corporation shareholders	Attributable to non- controlling interests	Attributable to redeemable non- controlling interests	Total
	Note	No. of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Comprehensive income (continued)
– Net unrealized gain in available-for-sale equity securities, net of nil tax	9	—	—	—	22,012	—	22,012	—	274	22,286	22,012	—	274	22,286
Total comprehensive income											70,717	5,318	634	76,669
Accretion to redeemable ordinary shares redemption value	14	—	—	—	—	(5,870)	(5,870)	—	—	(5,870)
Accretion to redeemable noncontrolling interests	14	—	—	—	—	(99)	(99)	—	99	—
Effect of reverse recapitalization	15(a)	12,476,092	4	299,610	—	—	299,614	—	92,833	392,447
Issuance of shares upon exercise of share options	19(a)	3,573,314	3	39,741	—	—	39,744	—	—	39,744
Effect of share exchange with redeemable noncontrolling interests	15(a)	3,506,136	2	93,564	—	—	93,566	—	(93,566)	—
Issuance of shares upon public offering	15(a)	3,305,786	2	120,514	—	—	120,516	—	—	120,516
Issuance of shares upon conversion of promissory note	15(a)	84,298	—	3,509	—	—	3,509	—	—	3,509
Issuance of shares upon exercise of overallotment options	15(a)	495,867	1	19,408	—	—	19,409	—	—	19,409
Issuance of shares upon exercise of warrants	15(a)	65,100	—	2,238	—	—	2,238	—	—	2,238
Balance as of March 31, 2010		66,743,693	46	719,329	2,221	87,290	808,886	10,722	—	819,608
Balance as of March 31, 2010 – US$			7	105,384	325	12,789	118,505	1,571	—	120,076	10,360	779	93	11,232

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows
for the years ended March 31, 2008, 2009 and 2010
(Amounts expressed in thousands)

		Years ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		117,894	24,445	54,893	8,042
Adjustments to reconcile net income to net cash provided by operating activities:
– Loss on disposal of property, plant and equipment		270	52	851	125
– Depreciation of property, plant and equipment	17	4,660	7,575	19,460	2,851
– Amortization of intangible asset	8	890	971	971	142
– Deferred income taxes	18	10,649	(1,671)	(3,643)	(534)
– Gain on structured deposit		(5,742)	(355)	—	—
– Equity-settled share-based compensation expenses	19	3,191	—	—	—
– Provision for doubtful accounts	3	1,189	6,835	8,805	1,289
– Impairment loss on available-for-sale equity securities	9	—	37,426	—	—
– Write-off of deferred offering costs	10	—	9,473	—	—
– Write-off of deferred reverse recapitalization costs	10	—	—	21,566	3,159
Changes in operating assets and liabilities:
– Non-current prepayments		(14,443)	2,136	3,622	532
– Accounts receivable		(42,298)	(99,642)	(105,504)	(15,456)
– Inventories		(5,875)	816	(2,137)	(314)
– Prepaid expenses and other receivables		(5,622)	(249)	(3,217)	(471)
– Accounts payable		2,480	1,432	282	41
– Accrued expenses and other payables		5,713	7,005	1,205	177
– Deferred cord blood processing costs		27,074	—	—	—
– Deferred revenue		(43,635)	5,645	36,647	5,369
– Other non-current liabilities		10,598	(172)	2,427	356
– Amounts due to related parties		—	—	360	53
– Income tax payable		1,871	2,329	(223)	(33)
Net cash provided by operating activities		68,864	4,051	36,365	5,328

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows
for the years ended March 31, 2008, 2009 and 2010 (continued)
(Amounts expressed in thousands)

		Years ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Cash flow from investing activities
Purchase of property, plant and equipment		(77,496)	(43,156)	(16,835)	(2,466)
Deposit for acquisition of property, plant and equipment		(1,285)	(13,415)	(1,770)	(260)
Investment deposit	7	—	—	(140,317)	(20,557)
Proceeds from disposal of property, plant and equipment		115	34	73	11
Cash acquired from purchase of subsidiary		519	—	—	—
Loan to potential investee		(834)	—	—	—
Purchase of structured deposit		(30,173)	—	—	—
Investment in available-for-sale equity securities	9	(53,699)	(11,172)	—	—
Proceeds from redemption of structured deposit		—	33,265	—	—
Net cash used in investing activities		(162,853)	(34,444)	(158,849)	(23,272)
Cash flow from financing activities
Net proceeds from issuance of redeemable ordinary shares	14	176,491	—	—	—
Proceeds from bank loan		—	—	45,000	6,593
Proceeds from issuance of shares upon exercise of share options	15(a)	—	—	39,744	5,823
Proceeds from issuance of shares upon public offering	15(a)	—	—	137,623	20,162
Proceeds from issuance of shares upon exercise of overallotment options	15(a)	—	—	20,627	3,021
Proceeds from issuance of shares upon exercise of warrants	15(a)	—	—	2,238	328
Payment of offering and reverse recapitalization costs		(4,352)	(35,276)	(4,804)	(703)
Cash inflow from reverse recapitalization		—	—	1,965	288
Repayment to related parties		(137)	—	—	—
Net cash provided by/(used in) financing activities		172,002	(35,276)	242,393	35,512

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows
for the years ended March 31, 2008, 2009 and 2010 (continued)
(Amounts expressed in thousands)

		Years ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash		(10,223)	(1,712)	(480)	(71)
Net increase/(decrease) in cash and cash equivalents		67,790	(67,381)	119,429	17,497
Cash and cash equivalents:
At beginning of year		160,997	228,787	161,406	23,646
At end of year		228,787	161,406	280,835	41,143
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes		5,288	17,196	28,636	4,195
Interest paid		—	—	2,395	351

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation
(a)	Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in its cord blood banks in the People’s Republic of China (“PRC”). As of March 31, 2010, the Group operates two cord blood banks in the Beijing municipality and the Guangdong province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations. Cord blood banks in the PRC are required to possess a Blood Station Operation License. The licensing process for a cord blood bank is stringent and lengthy. The Ministry of Health of the PRC and the local Departments of Health have granted Blood Station Operation Licenses to cord blood banks that provide cord blood banking services. Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government. Six cord blood banking licenses have been issued by the authorities as of March 31, 2010, of which the Company holds two. Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks. The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

(b)	Reorganization and reverse recapitalization

The Company was previously named Pantheon China Acquisition Corp. (“Pantheon”) and was a blank check company whose objective was to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business that has its principal operations located in the PRC, or control such operating business through contractual arrangements.

On November 3, 2008, China Cord Blood Services Corporation (“CCBS”) and its shareholders executed a Share Exchange Agreement with the Company. Pursuant to the Share Exchange Agreement, shareholders of CCBS were entitled to exchange their shares in CCBS for up to 57,851,240 shares of common stock of the Company. Shareholders holding 100% and 76% of CCBS’s ordinary shares and redeemable ordinary shares (collectively the “Participating Shareholders”), respectively, executed the Share Exchange Agreement and agreed to sell their 93.94% equity interests in CCBS to the Company for a consideration of US$328,790 in exchange for 54,345,104 shares of common stock of the Company (valued at US$6.05 per share of common stock) (“the Share Exchange”).

The Share Exchange was approved at the Company’s special meeting of shareholders held on June 29, 2009 and was completed on June 30, 2009. Upon completion of the Share Exchange, the Company was renamed China Cord Blood Corporation and the Company was redomiciled to the Cayman Islands.

The 54,345,104 shares of common stock of the Company held by the Participating Shareholders represent 91.7% of the then outstanding shares of the Company upon completion of the Share Exchange. Further, management of CCBS continued as the majority of the senior management of the Company upon completion of the Share Exchange. CCBS was therefore treated as the accounting acquirer in the Share Exchange. Prior to the Share Exchange, the Company did not operate a business. The Share Exchange was thus accounted for as the issuance of securities by CCBS in exchange for the assets and liabilities of Pantheon, accompanied by a recapitalization to utilize the share structure of Pantheon as the legal acquirer. Accordingly, the accompanying consolidated financial statements reflect CCBS’s assets and liabilities at their historical carrying amounts and the results, assets and liabilities of the Company presented for periods prior to the Share Exchange are those of CCBS. CCBS’s shares have been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock consolidation.

Notes to the consolidated financial statements

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation – (continued)

In August 2009, the Company entered into agreements to exchange 3,506,136 of its newly issued ordinary shares for the remaining 24% of redeemable shares of CCBS held by shareholders who previously elected not to participate in the Share Exchange (“Non-Participating Shareholders”), on terms substantially similar to those of the Share Exchange. Upon the completion of such exchange, all the remaining redeemable ordinary shares of CCBS have been converted into ordinary shares of the Company, which carry no redemption rights, and CCBS has become a wholly owned subsidiary of the Company.

CCBS was incorporated in the Cayman Islands in January 2008 under the Cayman Islands Companies Law as an exempted company with limited liability. CCBS was incorporated as part of the reorganization of China Stem Cells Holdings Limited (“CSC Holdings”), which has two main operating subsidiaries in the PRC, Beijing Jiachenhong Biological Technologies Co., Limited (“Beijing Jiachenhong”) and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co. Ltd (“Guangzhou Nuoya”).

Beijing Jiachenhong was established under the laws of the PRC in June 2001 as a domestic limited liability company. It became a Sino-Foreign Investment Enterprise in September 2003 and became a Wholly Foreign Owned Enterprise (“WFOE”) in March 2005. Beijing Jiachenhong is engaged in the provision of umbilical cord blood storage and ancillary services in the Beijing municipality.

In May 2007, China Stem Cells (South) Company Limited, a 90% subsidiary of the Group, acquired the entire equity interest of Guangzhou Nuoya for consideration of RMB30,949. Guangzhou Nuoya was established under the laws of the PRC in June 1997 as a domestic limited liability company. It became a WFOE in May 2007. Guangzhou Nuoya has been granted the right to operate cord blood banks in the Guangdong province, the PRC.

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the statutory books of the Company’s consolidated subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable in the place of domicile of the respective entities in the Group. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the statutory books of account of the Company’s consolidated subsidiaries to present them in conformity with U.S. GAAP.

2   Summary of significant accounting policies

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Foreign currency transactions

The functional currency of Beijing Jiachenhong and Guangzhou Nuoya is Renminbi (“RMB”) and that of the Company is United States dollars (“US$”). The reporting currency of the Company is RMB.

Transactions of Beijing Jiachenhong and Guangzhou Nuoya denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

Transactions of the Company denominated in currencies other than US$ are translated into US$ at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations.

Assets and liabilities of the Company are translated into RMB using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company are recorded as a separate component of accumulated other comprehensive income/(loss) within shareholders’ equity.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate has continued to fluctuate since the initial adjustment.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2010 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8258, being the spot exchange rate of U.S. dollars in effect on March 31, 2010 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2010 or at any other date.

(c)	Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These include the establishment of vendor-specific objective evidence of the fair value of the undelivered deliverables in revenue arrangements with multiple deliverables, and the estimation of direct costs for the provision of donated cord blood for transplantation and research. Other significant items subject to estimates and assumptions include the carrying amount of property, plant and equipment, intangible asset and investment securities, valuation allowances for receivables, inventories and deferred income tax assets.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. None of the Group’s cash is restricted as to withdrawal. Cash and cash equivalents of the Group are mainly maintained in the PRC and are concentrated in a few currencies. As of March 31, 2009 and 2010, cash and cash equivalents maintained in the PRC amounted to RMB100,516 and RMB177,799 (US$26,048), respectively. A majority of the Group’s cash and cash equivalents are denominated in U.S. dollars, Australian dollars, Renminbi and Hong Kong dollars as follows:

	March 31,
	2009	2010
U.S. dollars	32	5,559
Australian dollars	121	229
Renminbi	100,287	177,795
Hong Kong dollars	68,302	72,031

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

(e)	Investment securities

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such designations at each reporting date.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Dividend income is recognized in other income when earned.

(f)	Accounts receivable

Accounts receivable represent amounts due from subscribers for cord blood processing and storage services, which are recognized in accordance with the Company’s revenue recognition policies (Note 2(k)). Installments receivable from subscribers which are due for repayment in over one year under deferred payment options are classified as non-current accounts receivable. Accounts receivable are stated net of allowance for doubtful accounts.

The allowance for doubtful accounts is the Group’s best estimate of the amount of estimated losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowances for doubtful accounts quarterly. Outstanding account balances are reviewed on a pooled basis by ageing of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s PRC subsidiaries are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtor’s inability to make payments. For financial reporting purposes, the Group’s PRC subsidiaries generally record write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is recorded and the time the doubtful accounts are written off against the related allowance. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g)	Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or market on a weighted-average basis, and recognized as direct costs when revenue is recognized upon shipment of the donated cord blood units. Cost comprises direct materials, direct labor and an allocation of production overheads. Such inventories are not expected to be realized within 12 months from the balance sheet date and are classified as non-current assets.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	- Shorter of the lease term or estimated useful lives
Leasehold improvements	- Shorter of the lease term or estimated useful lives
Machineries	- 5 – 10 years
Motor vehicles	- 5 years
Furniture, fixtures and equipment	- 5 years

No depreciation is provided in respect of construction-in-progress.

Interest expense incurred related to the construction of property, plant and equipment is capitalized. The capitalization of interest expense as part of the cost of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

The Company did not capitalize any interest costs for the years ended March 31, 2008, 2009 and 2010.

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventory, and expensed to direct costs upon shipment of the donated cord blood units.

(i)	Intangible asset

The Group acquired an operating right of cord blood bank in the Guangdong province, the PRC, through the acquisition of Guangzhou Nuoya. The operating right is stated at the estimated fair value on the date of acquisition determined using the excess earnings approach with a discount rate of 20%, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of the operating right of 30 years.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful life of the asset or the Group’s estimate that it will recover its carrying amount from future operations could change in the future.

(j)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

(k)	Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Company freezes the units and stores them in a cryogenic freezer. Under cord blood processing and storage agreements signed with subscribers, the Group charges separate processing fees and storage fees to subscribers and such agreements typically provide for a storage period of eighteen years represented by successive one-year renewal periods.

When evaluating multiple element arrangements, being cord blood processing services and storage services, the Group considers whether the components of the arrangement represent separate units of accounting as defined in ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, which requires the following criteria to be met for an element to represent a separate unit of accounting:

(i)	The delivered items have value to a customer on a standalone basis;
(ii)	There is objective and reliable evidence of the fair value of the undelivered items; and
(iii)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is probable and within the control of the vendor.

Prior to September 2007, the Group did not offer comparable storage services on a standalone basis, and no such service was offered by third parties in the Company’s markets. Further, pursuant to the cord blood processing and storage agreement, subscribers who terminated the agreement prior to the end of the contract period of eighteen years were charged a penalty based on a certain percentage of the storage fees for the remaining unexpired contract term. Therefore, the annual contract renewal fee was not considered to be substantive. As a result, the Group could not establish vendor-specific objective evidence of the fair value of the “undelivered” storage services and the Group recognized revenues from cord blood processing and storage as a single unit of accounting in accordance with ASC 605. Accordingly, the Group recognized processing and storage revenues on a straight-line basis over the eighteen-year contract period. The Group typically charges an initial processing fee which covers collection, testing and freezing of cord blood units. Unearned portions were recognized as deferred revenue in the consolidated balance sheet.

On September 25, 2007, the Group modified all the existing cord blood storage agreements to waive the penalty chargeable to subscribers for early termination. The Group believes the modification, which results in an annual election by the subscriber to renew the contract for storage services, represent a substantive renewal option which establishes vendor-specific objective evidence of fair value of the “undelivered” storage services. The Group has also commenced the provision of standalone cord blood storage services for cord blood units transferred from other cord blood banks. The annual storage fee charged under such contracts is the same as the renewal fee that the Group offers to its existing subscribers. As the cord blood processing services have value to subscribers on a standalone basis, the criteria for processing services to represent a separate unit of accounting under ASC 605-25 are met. From September 25, 2007 onwards, processing fees are no longer deferred unless received prior to the completion of cord blood collection and testing services. Upon successful completion of such services and that the cord blood unit meets all the required attributes for storage, the Group recognizes processing fees as revenue. The total arrangement consideration is allocated between processing fees and storage fees using the residual method. For agreements signed with subscribers prior to September 25, 2007, deferred revenue of RMB136,510 in the consolidated balance sheet is recognized as revenue in September 2007.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

The Group offers its subscribers three payment options:

(1)	Payment of the processing fee of RMB5 upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee of RMB0.5 in advance at the beginning of each one-year renewal period;
(2)	Payment of the processing fee of RMB5 upon delivery of the cord blood unit to the Group’s premises for processing and prepayment of storage fees for multiple periods; and
(3)	Payment of the processing fee by installment over a period of 18 years and the annual storage fee of RMB0.5 in advance at the beginning of each one-year renewal period. The installment option includes an initial processing fee payment of RMB1.1 upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment of RMB0.3 for a period of 17 years, representing a surcharge of RMB1.2 to the total amount of processing fees payable under payment options (1) and (2).

Under payment options (1) and (3), cord blood storage fees for subsequent one-year renewal periods are recognized as revenue ratably over the annual storage period.

Under payment option (3), installments due for payment beyond one year are classified as non-current accounts receivable. The incremental processing fee of RMB1.2 payable by customers under the installment plan is recognized as interest income using the effective interest method.

For contracts signed prior to December 31, 2007 under payment option (2), the customer was granted a discount for storage fees. The prepaid storage fees for subsequent one-year renewal periods are recognized as deferred revenue in the consolidated balance sheet and are recognized as revenues on a straight-line basis over the remaining contract period. This payment option has been suspended for contracts signed since January 1, 2008. Starting from February 1, 2009, the customer can choose to prepay 18 years of storage fees but without any discount, together with the one-time processing fee of RMB5.

The Group also stores umbilical cord blood donated by the public, and charges a matching fee when a cord blood unit is delivered to patients in need of transplants or for research purposes. The matching fee represents consideration for successful identification and retrieval of a matching cord blood unit suitable for transplantation or research purposes. The Group recognizes the matching fee when the cord blood unit is delivered and risk of loss is transferred to the recipient. The Group estimates the average number of cord blood units out of which one unit of cord blood will be matched over the period during which the cord blood units will remain active. Cost of that number of cord blood units is charged as direct cost upon the delivery of a cord blood unit for transplantation or research purposes.

In the PRC, business tax at a general rate of 5% on the invoice amount is collected on behalf of tax authorities in respect of the services rendered. Revenue is stated net of business tax.

(l)	Deferred cord blood processing costs

Deferred cord blood processing costs are the incremental costs that are directly associated with the provision of cord blood processing services. Deferred costs mainly consist of cord blood collection fees, direct materials and direct labour. Deferred costs are amortized to the consolidated statements of operations over the same period during which the processing revenue is recognized. Amortization of deferred costs for the year ended March 31, 2008 amounted to RMB1,120. Upon the establishment of vendor-specific objective evidence of fair value of the undelivered storage services in September 2007, deferred costs of RMB37,165 related to previously deferred processing fees were recognized in the consolidated statement of operations.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

(m)	Research and development costs

Research and development costs consist of research activities conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. They also consist of research expenses on the use of cord blood stem cells in different medical treatments and are expensed as incurred.

(n)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of operations as and when the related employee service is provided.

(o)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Group recognizes in the consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

(p)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses amounted to RMB4,978, RMB6,440 and RMB9,520 (US$1,394) for the years ended March 31, 2008, 2009 and 2010, respectively.

(q)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for product liability claims.

(r)	Earnings per share

For the purpose of calculating earnings per share for the periods presented, the number of ordinary shares outstanding before the Share Exchange is determined on the basis of CCBS’s historical number of ordinary shares outstanding multiplied by the share exchange ratio established in the Share Exchange Agreement. Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders after adjusting for the accretion to redemption value of redeemable noncontrolling interests by the weighted-average number of ordinary shares outstanding using the two-class method. Under the two-class method, net income is allocated between ordinary shares and redeemable ordinary shares of the Company for the periods presented based on participating rights in undistributed earnings. Increases in the carrying amount of redeemable ordinary shares of CCBS are reflected as earnings to holders of redeemable ordinary shares.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary and dilutive potential ordinary shares outstanding during the period.

(s)	Share option plan

ASC 718, Compensation — Stock Compensation requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. Compensation expense is recognized based on the estimated grant-date fair value using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

The service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. For the purpose of determining the service inception date, authorization of an award is the date on which all approval requirements are completed unless approval is a perfunctory.

(t)	Segment reporting

The Group has one operating segment, as defined by ASC 280, Segment Reporting. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Recently issued accounting standards
(i)	Accounting Standards Codification (“ASC”)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This pronouncement, among other things, identifies the previously issued accounting standards that were considered authoritative generally accepted accounting principles in the U.S. and replaces all previously issued accounting pronouncements of the FASB, and its predecessor rule-making bodies, with the ASC. This standard is effective prospectively for reporting periods ended after September 15, 2009 and, accordingly, the Company adopted it during year ended March 31, 2010. The adoption of this standard did not have any effect on the Company’s results of operations and financial position. As a result of adopting this standard, the Company’s references to GAAP standards have been changed to refer to topics, subtopics, sections or subsections of the ASC, as appropriate.

(ii)	ASC 810

The Company adopted the accounting standard for consolidation (currently codified in ASC 810, Consolidation) revised by the FASB since April 1, 2009 and has retroactively reclassified noncontrolling interests (previously referred to as minority interests) as a component of equity, separately from the equity attributable to the shareholders of the Company. Net income and other comprehensive income are also attributed to the shareholders of the Company and the noncontrolling interests.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

(iii)	ASC 350-30

In April 2008, the FASB amended the guidance about estimating the useful lives of recognized intangible assets (currently codified in ASC 350-30, General Intangibles Other Than Goodwill), which requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, ASC 350-30 requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. The Company adopted the new guidance effective April 1, 2009 and this did not have a material impact on the Group’s consolidated financial statements.

(iv)	ASC 815-40

In June 2008, the FASB ratified the guidance on how to determine if certain instruments or embedded features are considered indexed to the Company’s own stock (currently codified in ASC 815-40, Contracts in Entity’s Own Equity). This requires companies to use a two-step approach to evaluate an instrument’s contingent exercise provisions and settlement provisions in determining whether the instrument is considered to be indexed to its own stock and exempt from the application of ASC 815-10, Derivative and Hedging. The Company adopted the new guidance effective April 1, 2009 and the adoption of this did not have a material impact on the Group’s consolidated financial statements.

(v)	ASC 605-25

In September 2009, the FASB ratified the new guidance on revenue recognition for multiple-element arrangements (currently codified in ASC 605-25, Revenue Recognition — Multiple-Element Arrangements), which addresses the criteria for separating consideration in multiple-element arrangements. The new guidance requires an entity to allocate the overall consideration to each deliverable based on estimated selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price for the deliverables. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after December 15, 2009, and is generally applied on a prospective basis although earlier application is permitted as of the beginning of a fiscal year or to prior years. The Company will adopt the new guidance in its fiscal year beginning April 1, 2010 and is in the process of making an assessment of what the impact of this is expected to have on its consolidated financial statements in the period of initial application.

(vi)	ASC 855

In May 2009, the FASB updated the guidance about subsequent events (currently codified in ASC 855-10, Subsequent Events), which establishes principles and requirements for subsequent events. In particular, ASC 855-10-25-1A sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim or annual financial periods ended after June 15, 2009. The adoption of ASC 855-10-25-1A did not have a material impact on the Company’s consolidated financial statements. In February 2010, the FASB amended ASC 855-10-50, which does not require an SEC filer to disclose the date through which subsequent events have been evaluated. The amendment is effective for interim or annual periods ending after June 15, 2010. The Company has early applied this new guidance.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

2   Summary of significant accounting policies – (continued)

(vii)	Accounting Standards Update (“ASU”) 2010-06

In January 2010, the FASB amended the guidance on fair value disclosure requirements (currently codified in ASC 820-10, Fair Value Measurements and Disclosures), which requires additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. The guidance is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company adopted the new guidance effective April 1, 2010 and the adoption of this did not have a material impact on its consolidated financial statements.

3   Accounts receivable, net

Accounts receivable consist of the following:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Accounts receivable	149,916	255,420	37,420
Less: Allowance for doubtful accounts	(8,392)	(17,197)	(2,519)
	141,524	238,223	34,901
Representing:
Current portion:
- processing fees	42,592	48,057	7,040
- storage fees	5,991	12,452	1,825
- others	1,180	840	123
	49,763	61,349	8,988
Non-current portion:
- processing fees	91,761	176,874	25,913
	141,524	238,223	34,901

The Group offers payment terms to its customers under which they are allowed to make deferred payment of cord blood processing fees in annual installments over eighteen years or earlier in the event that storage services are not renewed. Installments due for payment beyond one year are classified as non-current accounts receivable. Any incremental fees paid by customers under the installment plan are recognized as interest income using the effective interest method.

Non-current accounts receivable as of March 31, 2010 are due for payment as follows:

	March 31, 2010
	RMB	US$
Fiscal years ending March 31,
2012	15,904	2,330
2013	15,904	2,330
2014	15,904	2,330
2015	15,904	2,330
2016 and thereafter	113,258	16,593
	176,874	25,913

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

3   Accounts receivable, net  – (continued)

An analysis of the allowance for doubtful accounts is as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Balance at beginning of year	368	1,557	8,392	1,230
Charged to income	1,189	6,835	8,805	1,289
Balance at end of year	1,557	8,392	17,197	2,519

4   Inventories

Inventories consist of the following:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Consumables and supplies	6,501	5,070	743
Donated umbilical cord blood processing costs	26,069	29,637	4,342
	32,570	34,707	5,085

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories has been made as of March 31, 2009 and 2010.

5   Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Prepaid expenses	7,316	9,149	1,340
Interest receivable	—	1,168	171
Other receivables	662	2,820	414
	7,978	13,137	1,925

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

6   Property, plant and equipment, net

Property, plant and equipment consist of the following:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Buildings	—	150,181	22,002
Leasehold improvements	42,528	42,103	6,168
Machineries	39,999	48,382	7,088
Motor vehicles	3,208	4,703	689
Furniture, fixtures and equipment	8,541	19,981	2,928
Construction-in-progress	163,311	24,018	3,519
	257,587	289,368	42,394
Less: Accumulated depreciation	(20,847)	(38,877)	(5,696)
	236,740	250,491	36,698

Leasehold improvements are depreciated over the shorter of the term of the related lease and 10 years.

Construction-in-progress represents capital expenditure in respect of the construction of cord blood storage facilities.

7   Non-current prepayments

Included in non-current prepayments as of March 31, 2009 are prepaid property rentals of RMB12,484 and deposits for purchases of plant and equipment of RMB14,700.

Included in non-current prepayments as of March 31, 2010 are prepaid property rentals of RMB8,839 (US$1,295), deposits for purchases of plant and equipment of RMB1,982 (US$290) and deposits of RMB140,317 (US$20,557) for an investment in a company which operates a cord blood bank in the Shandong province, the PRC (see Note 26).

8   Intangible asset, net

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Cord blood bank operating right	29,129	29,129	4,267
Less: Accumulated amortization	(1,861)	(2,832)	(414)
	27,268	26,297	3,853

Intangible asset represents the cord blood bank operating right in the Guangdong province, the PRC, acquired through the acquisition of Guangzhou Nuoya in May 2007. Amortization expenses are recognized on a straight-line basis over the estimated useful life of 30 years. Amortization of operating right was RMB890, RMB971 and RMB971 (US$142) for the years ended March 31, 2008, 2009 and 2010, respectively. The operating right is subject to renewal and the remaining years before the next renewal at March 31, 2010 were 2.12 years.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

8   Intangible asset, net  – (continued)

Estimated amortization expenses for the next five years are:

	March 31, 2010
	RMB	US$
Fiscal years ending March 31,
2011	971	142
2012	971	142
2013	971	142
2014	971	142
2015 and thereafter	22,413	3,285
Total amortization	26,297	3,853

9   Available-for-sale equity securities

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Listed equity securities, at market	26,242	48,475	7,102

On July 5, 2007, the Group acquired 11,730,000 ordinary shares of CordLife Limited at a total cost of RMB53,699. CordLife Limited is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines, and is listed on the Australian Stock Exchange Limited.

During the year ended March 31, 2009, the Group acquired an additional 5,795,000 ordinary shares of CordLife Limited at a total cost of RMB11,172, satisfied in cash. The acquisition of additional ordinary shares led to an increase in the Group’s equity interest in CordLife Limited from 12.9% as of March 31, 2008 to 18.9% as of March 31, 2009. The Group’s equity interest in CordLife Limited was 16.3% as of March 31, 2010, due to the issuance of additional shares by CordLife Limited during the year ended March 31, 2010.

The market value of the Group’s investment in CordLife Limited declined during the year ended March 31, 2008, resulting in an unrealized holding loss of RMB10,562 as of March 31, 2008, which was not considered other-than-temporary and was recognized in accumulated other comprehensive loss.

The market value of the Group’s investment in CordLife Limited had further declined during the nine months ended December 31, 2008, resulting in an additional unrealized holding loss of RMB26,864. The Group assesses whether impairment losses are other-than-temporary quarterly. Having considered the significance of the accumulated decline in the fair value of the ordinary shares of CordLife Limited, the period of time during which market value of the shares had been below cost, and the then current market conditions, the management considered that the impairment loss on the investment up to December 31, 2008 was other-than-temporary. As a result, accumulated impairment loss amounting to RMB37,426 has been recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the Company’s investment in CordLife Limited. Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of CordLife Limited, resulting in unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2009 of RMB5,081.

During the year ended March 31, 2010, unrealized holding gain of the Group’s investment in CordLife Limited amounted to RMB22,286 (US$3,265). As of March 31, 2009 and 2010, total unrealized holding gain recognized in accumulated other comprehensive income attributable to CCBC shareholders amounted to RMB5,081 and RMB27,093 (US$3,969), respectively. As of March 31, 2009 and 2010, total other-than-temporary impairment of RMB37,426 (US$5,483) has been recognized in income.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

10  Deferred offering and reverse recapitalization costs

Deferred reverse recapitalization costs on the balance sheet as of March 31, 2009 represent transaction costs incurred in connection with the Share Exchange up to March 31, 2009. As of March 31, 2009, net proceeds from the Share Exchange were expected to exceed reverse recapitalization costs incurred.

On June 23, 2009, Pantheon entered into Stock Purchase Agreements with two of its stockholders. Pursuant to such agreements, Pantheon agreed to purchase an aggregate of 4,547,399 shares of its common stock after the closing of the Share Exchange, for an aggregate purchase price of US$27,239, settled in cash. The stockholders (i) agreed that they would not exercise their conversion rights in connection with the stockholder approval of the Share Exchange, and (ii) granted Pantheon’s representatives such stockholders’ irrevocable proxy in voting for the Share Exchange. The transaction was settled by Pantheon at the time of reverse recapitalization on June 30, 2009.

Mainly as a result of the purchase of shares, liabilities of Pantheon just prior to the completion of the Share Exchange exceeded its assets by RMB4,722 (US$691) and such net liabilities were assumed by the continuing company in connection with the reverse recapitalization. CCBS has entered into contingent fee arrangements with counterparties where transaction costs of RMB23,000 (US$3,370) incurred in connection with the Share Exchange are refundable from counterparties contingent on the net proceeds raised from the reverse recapitalization. The amount was included in deferred reverse recapitalization costs as of March 31, 2009 and has been subsequently refunded to the Company in August 2009. After adjusting for refunds from counterparties under contingent fee arrangements and additional costs incurred up to the completion of the Share Exchange, accumulated costs incurred by CCBS for the reverse recapitalization amounted to RMB16,844 (US$2,468) as of June 30, 2009. Such reverse recapitalization costs incurred, together with net liabilities of Pantheon assumed by the Company as a result of the Share Exchange, totaling RMB21,566 (US$3,159) were effectively costs incurred by the Company for the Share Exchange which exceeded any proceeds, and were charged to income during the year ended March 31, 2010.

The Share Exchange Agreement was entered into pursuant to the Company’s decision to seek alternative ways to achieve the listing of its shares instead of through an initial public offering. As a result, deferred offering costs previously incurred in connection with the proposed initial public offering of RMB9,473 have been recognised as a write-off of deferred offering costs during the year ended March 31, 2009.

11  Bank loan

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Lender
Hua Xia Bank	—	45,000	6,593

During the year ended March 31, 2010, the Group entered into a loan agreement with a commercial bank in the PRC for a one year term. The loan agreement does not require the Group to comply with any financial covenants. The loan bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. As of March 31, 2010, the bank loan bears interest at 5.841% per annum.

Details of the bank loan as of March 31, 2010 are as follows:

	Interest expense for the years ended March 31,
Loan period	2008	2009	2010	2010
	RMB	RMB	RMB	US$
April 28, 2009 to April 27, 2010	—	—	2,431	356

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

11  Bank loan  – (continued)

The bank loan is denominated in RMB and is collateralized by certain buildings of the Group with a carrying value of RMB143,067 (US$20,960) as of March 31, 2010. The bank loan has been repaid in full upon maturity on April 27, 2010.

12  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Insurance premiums received on behalf of insurance company	3,553	2,120	311
Stamp duty, business tax, individual income tax and property tax payable	1,280	2,005	294
Accrued salaries, bonus and welfare expenses	2,905	4,451	653
Accrued consultancy and professional fees	4,132	4,016	588
Accrued deferred offering and reverse recapitalization costs	3,583	298	44
Payable for property, plant and equipment	2,238	5,052	739
Interest payable	—	37	5
Other payables	1,578	4,496	659
	19,269	22,475	3,293

The Group has an agreement with an insurance company under which the Group is granted the authority to receive insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled to the insurance scheme offered by the insurance company. The Group does not assume any credit risk in respect of the insurance premiums and has no obligations to its customers in respect of the insurance policies.

13  Deferred revenue

(a)	Deferred revenue consists of the following:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Prepayments by subscribers prior to completion of cord blood processing services	3,405	12,359	1,810
Unearned processing and storage fees	89,177	116,870	17,122
	92,582	129,229	18,932
Representing:
Current portion	18,351	36,074	5,285
Non-current portion	74,231	93,155	13,647
	92,582	129,229	18,932

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

13  Deferred revenue  – (continued)

(b)	An analysis of the unearned processing and storage fees is as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Balance at beginning of year	128,307	84,292	89,177	13,065
Deferred revenue arising from new subscribers	188,351	33,172	76,042	11,140
Credited to income	(95,856)	(28,287)	(48,349)	(7,083)
Write-back of deferred revenue (Note 16)	(136,510)	—	—	—
Balance at end of year	84,292	89,177	116,870	17,122
(c)	Deferred revenue written back in the year ended March 31, 2008 relates to cord blood storage agreements executed in the following periods:

RMB
Fiscal years ended March 31,
2004 and before	4,407
2005	11,194
2006	27,042
2007	53,960
2008	39,907
136,510

14  Redeemable ordinary shares of CCBS and redeemable noncontrolling interests

On November 9, 2006 and May 15, 2007, Subscription Agreements were entered into between CSC Holdings and subscribers, pursuant to which CSC Holdings issued 242,000 and 166,980 new redeemable ordinary shares to the subscribers. Upon the consummation of the reorganization of CSC Holdings in February 2008, CCBS acquired all the redeemable ordinary shares of CSC Holdings by the issuance of 100 redeemable ordinary shares of CCBS for every redeemable ordinary share of CSC Holdings held by the shareholders, with their redemption rights substantively unchanged. The number of such shares has been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock consolidation. As a result, there were a total of 14,614,140 redeemable ordinary shares outstanding as of March 31, 2009.

Details of the redeemable ordinary shares issued (with number of shares retroactively restated) are as follows:

Date of issuance	November 22, 2006	May 15, 2007
Number of redeemable ordinary shares	8,647,420	5,966,720
Subscription price per share	US$2.26	US$3.84
Net proceeds received
- RMB	154,907	176,491
- US$	19,568	22,934

Under the terms of the Subscription Agreements, holders of the redeemable ordinary shares have the right to require CSC Holdings to redeem the shares if a “qualified IPO” has not occurred. For redeemable ordinary shares issued on November 22, 2006, a qualified IPO is defined as an initial public offering of CSC Holdings’

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

14  Redeemable ordinary shares of CCBS and redeemable noncontrolling interests  – (continued)

shares on a recognized stock exchange within 24 months from the date of share issuance that values CSC Holdings at no less than US$240,000 immediately prior to the initial public offering. For the redeemable shares issued on May 15, 2007, a qualified IPO is defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 20 months from the date of share issuance that values CSC Holdings at no less than US$400,000 immediately prior to the initial public offering. In the event of a redemption under this right, CSC Holdings shall redeem the shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at an uncompounded annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid.

Pursuant to the Share Exchange (Note 1(b)), the Participating Shareholders who held redeemable ordinary shares of CCBS have waived their redemption rights with respect to the redeemable ordinary shares, on condition that the Share Exchange was completed by June 30, 2009. Such a waiver effectively deferred the earliest date of redemption of the redeemable ordinary shares to June 30, 2009, and the Company continued to provide for the accretion to the redemption value up to the completion of the Share Exchange on June 30, 2009.

The accretion to the redemption value (net of related foreign exchange credits for the years ended March 31, 2008 and 2009 and the three months ended June 30, 2010 of RMB1,181, RMB3,248 and RMB871 (US$128), respectively) is reflected as a charge against retained earnings as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Redeemable ordinary shares issued on:
- November 22, 2006	13,591	11,994	2,746	402
- May 15, 2007	12,414	12,901	3,124	458
Total accretion to redemption value	26,005	24,895	5,870	860

Upon completion of the Share Exchange on June 30, 2009 (Note 1(b)), the Participating Shareholders who held redeemable ordinary shares of CCBS exchanged such redeemable shares for 11,108,004 ordinary shares of the Company, which carry no redemption rights. The carrying value of redeemable ordinary shares held by the Participating Shareholders of RMB299,614 (US$43,894) upon the completion of such exchange was reclassified as the Company’s share capital of RMB4 (US$1) and additional paid-in capital of RMB299,610 (US$43,893). The carrying value of the remaining redeemable shares of CCBS of RMB92,833 (US$13,600), which represent a 6.06% equity interest in CCBS and carry redemption rights, was reclassified as redeemable noncontrolling interests upon completion of such exchange.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

14  Redeemable ordinary shares of CCBS and redeemable noncontrolling interests  – (continued)

Movements of the carrying value of redeemable ordinary shares of CCBS are as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Balance at beginning of year	159,186	361,682	386,577	56,634
Issuance of redeemable ordinary shares	176,491	—	—	—
Accretion to redemption value	26,005	24,895	5,870	860
Reclassified as permanent equity upon completion of Share Exchange	—	—	(299,614)	(43,894)
Reclassified as redeemable noncontrolling interests upon completion of Share Exchange	—	—	(92,833)	(13,600)
Balance at end of year	361,682	386,577	—	—

Redeemable noncontrolling interests are stated at the higher of the noncontrolling interests’ share of the Group’s net assets and their redemption value. The accretion to the redemption value of RMB99 (US$15) for the year ended March 31, 2010 was reflected as a charge against retained earnings.

In August 2009, the Non-Participating Shareholders exchanged all remaining redeemable ordinary shares of CCBS for 3,506,136 ordinary shares of the Company, which carry no redemption rights. The carrying value of the redeemable noncontrolling interests held by the Non-Participating Shareholders of RMB93,566 (US$13,707) upon the completion of such exchange was reclassified as the Company’s share capital of RMB2 (US$0.3) and additional paid-in capital of RMB93,564 (US$13,707).

15  Shareholders’ equity

(a)	Share capital

As of March 31, 2009, CCBS had 121,000,000 shares issued and outstanding. The share capital of CCBS as of March 31, 2009 as shown in these financial statements has been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock consolidation, resulting in a total of 43,237,100 shares outstanding as of March 31, 2009.

Just prior to the Share Exchange, the Company had 1,368,088 shares outstanding. As part of the Share Exchange, 11,108,004 ordinary shares of the Company, which carry no redemption rights, were issued in exchange for redeemable ordinary shares of CCBS and 43,237,100 ordinary shares of the Company were issued in exchange for ordinary shares of CCBS. As a result, upon completion of the Share Exchange, the Company had 55,713,192 ordinary shares outstanding.

Subsequent to the Share Exchange, all outstanding share options of the Company were exercised for 3,573,314 ordinary shares of the Company at a total exercise price of RMB39,744 (US$5,823) (Note 19(a)).

In August 2009, 3,506,136 ordinary shares of the Company, which carry no redemption rights, were issued in exchange for the remaining 24% redeemable ordinary shares of CCBS.

In November 2009, the Company completed the listing of its shares on the New York Stock Exchange with a public offering of 3,305,786 new ordinary shares at an offering price of US$6.05 per share and net proceeds of RMB120,516 (US$17,656) were raised.

Prior to the completion of the Share Exchange, Pantheon issued a promissory note with principal amount of US$510,000 to EarlyBirdCapital, Inc. (“EBC”), the representative of Pantheon’s underwriters in its Initial Public Offering in December 2006 as settlement of payable for services rendered. The promissory note bears no interest and has maturity on June 29, 2010 but the Company may voluntarily repay the note any time prior

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

15  Shareholders’ equity  – (continued)

to March 29, 2010. The note was automatically converted into 84,298 ordinary shares upon the completion of the public offering as the Company completed a U.S. registered offering for ordinary shares raising gross proceeds of more than US$10,000 prior to the maturity date of the promissory note.

Under the underwriting agreement with underwriters in connection with the offering of shares in November 2009, the Company granted an option to the underwriters to purchase up to 495,867 additional ordinary shares of the Company at the offering price of US$6.05 per share, which is exercisable within 45 days from the completion of the offering. In January 2010, the option was exercised and net proceeds of RMB19,409 (US$2,843) were raised.

In February and March 2010, a total of 65,100 shares were issued by the Company upon exercise of warrants (see note 15(c)).

As a result of the above transactions, the Company had 66,743,693 shares outstanding as of March 31, 2010.

(b)	Statutory reserves

According to PRC rules and regulations and their Articles of Association, Beijing Jiachenhong and Guangzhou Nuoya are required to transfer 10% of net income, as determined in accordance with the relevant financial regulations applicable to Wholly Foreign Owned Enterprises as established by the Ministry of Finance of the PRC (“PRC GAAP”), to a statutory surplus reserve until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Transfers of RMB4,369, RMB4,054 and RMB14,815 (US$2,170) have been made to the statutory surplus reserve by Beijing Jiachenhong and Guangzhou Nuoya for the years ended March 31, 2008, 2009 and 2010, respectively. Accumulated statutory surplus reserve as of March 31, 2009 and 2010 amounted to RMB10,792 and RMB25,607 (US$3,752), respectively.

(c)	Warrants and options

As of March 31, 2010, the Company had the following warrants and options outstanding, which were issued prior to the Share Exchange.

(i)	IPO Warrants

Upon its Initial Public Offering in December 2006, the Company issued 5,750,000 units (“Units”) at an offering price of US$6.00 per unit. Each Unit consists of one share of the Company’s common stock, and two warrants (“IPO Warrants”). Each holder of an IPO Warrant is entitled to purchase one share of the Company’s common stock at an exercise price of US$5.00 prior to its expiry on December 13, 2010. The IPO Warrants will be redeemable, at the discretion of the Company and subject to the consent of EBC, at a price of US$0.01 per IPO Warrant upon 30 days’ notice only in the event that the last sale price of the Company’s common stock is at least US$8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date of notice of redemption. If the Company redeems the IPO Warrants, it will have the option to require any IPO Warrant holder that wishes to exercise his Warrant to do so on a “cashless basis”. In such event, the holder would pay the exercise price by surrendering his IPO Warrants for that number of shares of the Company’s common stock equal to the quotient obtained by dividing (x) the product of the number of shares underlying the IPO Warrants, multiplied by the difference between the exercise price of the IPO Warrants and the “fair market value” (defined below) by (y) the “fair market value”. The “fair

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

15  Shareholders’ equity  – (continued)

market value” shall mean the average reported last sale price of the Company’s common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of IPO Warrants. In accordance with the warrant agreement relating to the IPO Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the IPO Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holders of such IPO Warrants shall not be entitled to exercise such IPO Warrants and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the IPO Warrants may expire unexercised and unredeemed. During the year ended March 31, 2010, 65,100 IPO Warrants were exercised. As of March 31, 2010, 11,434,900 IPO Warrants were outstanding.

(ii)	Insider Warrants

Simultaneous with the Company’s Initial Public Offering, the Company sold 2,083,334 warrants to certain of its then officers, directors and special advisors (“Insider Warrants”). The Insider Warrants are identical to the IPO Warrants, except that if the Company calls the IPO Warrants for redemption, the Insider Warrants may be exercisable on a cashless basis as described in Note 15(c)(i). As of March 31, 2010, all the Insider Warrants were outstanding.

(iii)	Option to purchase Units of the Company

In connection with its Initial Public Offering, the Company also issued an option for US$0.1 to EBC to purchase 500,000 Units at an exercise price of US$6.60 per Unit prior to its expiry on December 13, 2011. The Units issuable upon exercise of the option are identical to the Units sold in the Initial Public Offering. The option may be exercised for cash or on a cashless basis at the holders’ option, such that the holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the Units and underlying securities) to exercise the option without paying cash. However, the Company has no obligation to net cash settle the exercise of the option or the warrants underlying the option. The holder of the option will not be entitled to exercise the option or the warrants underlying the option unless a registration statement covering the securities underlying the option is effective or an exemption from registration is available. If the holder is unable to exercise the option or the underlying warrants, the option or warrants, as applicable, will expire worthless. The warrants underlying the option are exercisable at the same price as the IPO Warrants. As of March 31, 2010, the option has not yet been exercised.

16  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood storage and ancillary services.

In view of the fact that the Group operates and manages its business solely in the PRC and services were predominately provided to customers located in the PRC, no geographical segment information is provided.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

16  Revenues  – (continued)

The Group’s revenues can be analyzed as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cord blood processing fees	79,031	164,774	211,860	31,038
Cord blood storage fees	16,825	28,287	48,349	7,083
Write-back of deferred cord blood processing revenue (Note 13)	136,510	—	—	—
Fee derived from the provision of donated cord blood for transplantation and research	715	1,476	1,327	194
	233,081	194,537	261,536	38,315

17  Depreciation

Depreciation of property, plant and equipment is included in the following captions:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Direct costs	3,933	6,175	12,057	1,766
Research and development	—	—	1,748	256
Sales and marketing	143	158	1,437	211
General and administrative	584	1,242	4,218	618
	4,660	7,575	19,460	2,851

18  Income tax

(a)	Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and its subsidiaries that are incorporated in the Cayman Islands and the British Virgin Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

(b)	Hong Kong

The Company’s subsidiaries that are incorporated or operated in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as they did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2008, 2009 and 2010. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

(c)	The PRC

Prior to January 1, 2008, PRC entities were generally subject to PRC enterprise income tax at 33%, consisting of 30% state tax and 3% local tax. Beijing Jiachenhong, being a foreign invested production-oriented enterprise registered in the Beijing Economic and Technology Development Zone, was entitled to a preferential income tax rate of 15% and was granted a full exemption from income tax for two years followed by a 50% reduction of income tax for three years starting from its first profit-making year (“the Tax Holiday”). Beijing Jiachenhong started its Tax Holiday on January 1, 2004.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

18  Income tax  – (continued)

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”), which unified the income tax rate to 25% for all entities. The new tax law was effective on January 1, 2008. In connection with the new tax law, the State Council released Implementation Rules to the Corporate Income Tax Law on December 6, 2007 and Notice on the Implementation Rules of the Grandfathering Relief under the Corporate Income Tax Law, Guafa (2007) No. 39 on December 26, 2007, and the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly promulgated Notice on Issues Concerning the Implementation of the State Council’s Transitional Preferential Policies, Caishui (2008) No. 21 on February 4, 2008 (“the implementation rules”). The new tax law and the implementation rules provide a five-year transition period from January 1, 2008 for those enterprises which were established before March 16, 2007 and which were entitled to a preferential tax rate under the then effective tax laws or regulations, as well as grandfathering the Tax Holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for “HNTE” under the new tax law were not issued until April 14, 2008. In January 2009, Beijing Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008.

Based on the above, Beijing Jiachenhong and Guangzhou Nuoya are subject to the following tax rates:

-	As of March 31, 2008, Beijing Jiachenhong was subject to tax at 7.5% from April 1 to December 31, 2007 and was expected to subject to tax at 9%, 20%, 22%, 24% and 25% for the calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively.
-	As of March 31, 2009 and March 31, 2010, Beijing Jiachenhong was subject to tax at 9% from April 1 to December 31, 2008, and at 15% for the calendar year 2009. It was expected to be subject to tax at 15% for the calendar year 2010, and at 24% and 25% for the calendar years 2011 and 2012 onwards, respectively.
-	Guangzhou Nuoya was subject to income tax at 33% prior to January 1, 2008 and at 25% since January 1, 2008.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. The Company has not provided for income taxes on accumulated earnings of Beijing Jiachenhong and Guangzhou Nuoya as of March 31, 2010 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2009 and 2010, the unremitted earnings from Beijing Jiachenhong and Guangzhou Nuoya that may be subject to the withholding tax amounted to RMB83,142 and RMB160,625 (US$23,532), respectively and related unrecognized deferred tax liability were RMB8,314 and RMB16,063 (US$2,353), respectively.

Income tax expense represents PRC income tax expense as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Current tax expense	7,159	19,525	28,413	4,163
Deferred tax expense/(benefit)	10,649	(1,671)	(3,643)	(534)
	17,808	17,854	24,770	3,629

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

18  Income tax  – (continued)

Income before income tax expense arose from the following tax jurisdictions:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
The PRC	135,898	97,933	116,796	17,111
Hong Kong	(196)	(55,634)	(37,133)	(5,440)
Income before income tax expense	135,702	42,299	79,663	11,671

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Income before income tax expense	135,702	42,299	79,663	11,671
Computed “expected” tax expense	33,926	10,574	19,916	2,918
Non-PRC entities not subject to income tax	(370)	13,908	9,283	1,360
Effect of change in tax rates	(170)	102	—	—
Tax rate differential	(11,236)	(3,508)	(4,488)	(658)
Income tax holiday	(4,395)	(3,444)	—	—
Others	53	222	59	9
Actual income tax expense	17,808	17,854	24,770	3,629

The effect of tax holiday increased the Group’s net income by RMB4,395, RMB3,444 and RMBNil (US$Nil) for the years ended March 31, 2008, 2009 and 2010, respectively. Consequently, the effect of the tax holiday also increased the Group’s basic and diluted earnings per share for such periods as follows:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Basic net income per share
- attributable to ordinary shares	0.08	0.06	—	—
- attributable to redeemable ordinary shares	0.08	0.06	—	—
Diluted net income per share
- attributable to ordinary shares	0.07	0.06	—	—
- attributable to redeemable ordinary shares	0.07	0.06	—	—

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

18  Income tax  – (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) are presented below:

	March 31,
	2009	2010	2010
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	1,384	2,721	399
Non-current accounts receivable	312	1,530	224
Property, plant and equipment	335	830	122
Inventories	2,473	2,473	362
Others	463	722	105
	4,967	8,276	1,212
Deferred tax liabilities:
Deferred revenue	(98)	(134)	(20)
Property, plant and equipment	(223)	(96)	(14)
Intangible asset	(6,817)	(6,574)	(963)
	(7,138)	(6,804)	(997)
Net deferred tax (liabilities)/assets	(2,171)	1,472	215
Classification in the consolidated balance sheets:
Deferred tax assets
Current portion	1,846	3,443	504
Non-current portion	—	288	42
Deferred tax liabilities
Non-current portion	(4,017)	(2,259)	(331)
	(2,171)	1,472	215

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that the deferred tax assets as of March 31, 2009 and 2010 are more likely than not to be realized and no valuation allowance needs to be made. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of April 1, 2007 and for the years ended March 31, 2008, 2009 and 2010, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of Beijing Jiachenhong and Guangzhou Nuoya for the calendar years from 2004 to 2009 are open to examination by the PRC state and local tax authorities.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

19  Share-based compensation

(a)	Share option scheme of CSC Holdings

On September 21, 2006, CSC Holdings adopted a share option scheme (the “Scheme”) whereby the directors of CSC Holdings are authorized, at their discretion, to offer any employee (including any director) of CSC Holdings options to subscribe for shares in CSC Holdings to recognize their contribution to the growth of CSC Holdings. Each option gives the holder the right to subscribe for one ordinary share of CSC Holdings. The Scheme is valid and effective for a period of ten years ending on September 21, 2016.

On September 21, 2006, CSC Holdings granted several directors and employees options to purchase a total of 100,000 ordinary shares of CSC Holdings at an exercise price of HK$450 (US$58) per share. The options became vested as follows:

—	30% of options granted vested immediately on the date of grant;
—	another 30% vested immediately after 12 months from the date of grant; and
—	the remaining 40% vested immediately after 18 months from the date of grant.

All the options granted are exercisable by the grantees upon vesting and will expire on August 27, 2016. No options were exercised, cancelled or lapsed during the years ended March 31, 2008 and 2009.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	HK$450 per share
Expected volatility	34.66% – 40.21%
Expected dividends	0%
Risk-free rate	1.83% – 2.19%

Up to the date of grant of the options, CSC Holdings’ shares were not publicly traded and did not have a quoted market price. As a result, for the purpose of share option valuation, the fair value of CSC Holdings’ shares was estimated based on the transaction price of a recent private placement of shares by a shareholder of CSC Holdings with unrelated third parties of HK$450 per share. The historical volatility of a combination of peer companies of similar nature and size was used to estimate the volatility of CSC Holdings’ shares. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the options is based on the Hong Kong Exchange Fund Note in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

The share options granted during the year ended March 31, 2007 have a weighted-average grant-date fair value of RMB62.6 per share option, and total grant-date fair value of RMB6,257.

The Company recognized share-based compensation expenses of RMB3,191, RMBNil and RMBNil (US$Nil) for the years ended March 31, 2008, 2009 and 2010, respectively, for share options granted, with a corresponding increase in additional paid-in capital. As of March 31, 2008, the options are fully vested and there is no unrecognized compensation cost. Upon completion of the Share Exchange on June 30, 2009, each share option of CSC Holdings was replaced by an option to acquire 35.73314 shares of the Company. All such share options were exercised by the grantees on June 30, 2009. The excess of exercise price received of RMB39,744 (US$5,823) over the nominal value of shares issued, of RMB39,741 (US$5,822) was credited to additional paid-in capital.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

19  Share-based compensation  – (continued)

(b)	Earn-out warrant scheme of the Company

Under the Share Exchange Agreement, the Company may issue and deliver up to 9,000,000 warrants to its management (“Earn-Out Warrants”), each representing the right to purchase a share of the Company. Under the Share Exchange Agreement, up to 2,500,000 warrants may be issued if the target growth in the number of new subscribers of the Company’s cord blood storage services for the year ended March 31, 2009 was achieved. Similarly, up to 3,000,000 and 3,500,000 warrants may be issued if the target growth in the number of new subscribers for the years ending March 31, 2010 and 2011 is achieved, respectively. However, the terms and number of Earn-Out Warrants to be awarded to management, if any, shall be determined by the Compensation Committee of the Company.

The Earn-Out Warrant scheme of the Company was approved by the Company’s shareholders on June 30, 2009, and based on the Company’s operating data, the target growth in the number of new subscribers for the years ended March 31, 2009 and 2010 was met. However, the terms and number of Earn-Out Warrants to be granted, if any, have not yet been determined and approved by the Compensation Committee. As the award of Earn-Out Warrants was not yet authorized as of March 31, 2010, no compensation expense has been recognized for the year ended March 31, 2010. On July 14, 2010, the scheme was cancelled.

20  Net income/(loss) per share

Earnings per share for periods prior to the Share Exchange have been restated to reflect the recapitalization under the Share Exchange. The following table sets forth the computation of basic net income/(loss) per share:

	Years ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Basic net income/(loss) per share:
Net income attributable to the parent company	117,010	20,695	49,177	7,204
Accretion to redemption value of redeemable noncontrolling interests	—	—	(99)	(15)
Adjusted net income attributable to the parent entity	117,010	20,695	49,078	7,189
Accretion to redeemable ordinary shares redemption value	(26,005)	(24,895)	(5,870)	(860)
Net income/(loss) attributable to ordinary shareholders	91,005	(4,200)	43,208	6,329
Denominator (weighted-average):
- ordinary shares	43,237,100	43,237,100	58,854,605
- redeemable ordinary shares (Note)	13,896,829	14,614,140	3,643,525
	57,133,929	57,851,240	62,498,130
Allocation of undistributed income/(loss):
- ordinary shares	68,870	(3,139)	48,273	7,071
- redeemable ordinary shares (Note)	22,135	(1,061)	(5,065)	(742)
	91,005	(4,200)	43,208	6,329
Allocation of net income/(loss) (numerator):
- ordinary shares	68,870	(3,139)	48,273	7,071
- redeemable ordinary shares	48,140	23,834	805	118
	117,010	20,695	49,078	7,189
Basic net income/(loss) per share:
- ordinary shares	1.59	(0.07)	0.82	0.12
- redeemable ordinary shares	3.46	1.63	0.22	0.03

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

20  Net income/(loss) per share  – (continued)

Note: The redeemable ordinary shares of CCBS were only outstanding for periods prior to the Share Exchange on June 30, 2009 and the net income per share attributable to those shares for the year ended March 31, 2010 reflects their share of net income in the three months ended June 30, 2009 when they were outstanding.

As of March 31, 2008 and 2009, there were 3,573,314 dilutive potential ordinary shares, being share options granted to the directors and executives of CCBS. All such share options had been exercised as of June 30, 2009. As of March 31, 2010, the Company had dilutive potential ordinary shares representing shares issuable upon exercise of the 13,518,234 warrants (see Notes 15(c)(i) and (c)(ii)) and an option to purchase the Company’s Units (see Note 15(c)(iii)). Diluted net income/(loss) per share for the year ended March 31, 2009 and diluted net income per redeemable ordinary share for the year ended March 31, 2010 is the same as basic net income/(loss) per share as the dilutive potential shares have an anti-dilutive effect on net income/(loss) per share.

Diluted net income per share for the years ended March 31, 2008 and 2010 are computed as follows:

	Years ended March 31,
	2008	2010	2010
	RMB	RMB	US$
Denominator:
- ordinary shares (including 2,051,981 and 3,180,716 dilutive potential shares for the years ended March 31, 2008 and 2010, respectively)	45,289,081	62,035,321
- redeemable ordinary shares	13,896,829	3,643,525
	59,185,910	65,678,846
Allocation of undistributed income:
- ordinary shares	69,637	48,251	7,068
- redeemable ordinary shares	21,368	(5,043)	(739)
	91,005	43,208	6,329
Allocation of net income (numerator):
- ordinary shares	69,637	48,251	7,068
- redeemable ordinary shares	47,373	827	121
	117,010	49,078	7,189
Diluted net income per share:
- ordinary shares	1.54	0.78	0.11
- redeemable ordinary shares	3.41	0.22	0.03

21  Related party transactions

(a)	The principal related party transactions are as follows:

		Years ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Rental of properties	(i)	2,088	2,088	1,602	234
Service fee	(ii)	—	—	552	81

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

21  Related party transactions  – (continued)

Notes:

(i)	During the years ended March 31, 2008 and 2009, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a company under common control, leases a property to the Group under an operating lease for use as the Group’s cord blood bank, at an effective monthly rental of RMB174. The lease was renewed in July 2009 at a monthly rental of RMB120 (US$18). The lease runs for a period of 5.5 years expiring in December 2014 and does not include contingent rentals.
(ii)	During the year ended March 31, 2010, Golden Meditech Company Limited, a shareholder, provided administrative services to the Group, at a monthly service fee of RMB184 (US$27) up to June 30, 2009.
(b)	Amounts due to related parties are as follows:

		March 31,
	Note	2009	2010	2010
		RMB	RMB	US$
Current liabilities
Amounts due to:
- Beijing Jingjing	(i)	—	360	53
- Directors	(ii)	—	2,617	383
		—	2,977	436

Notes:

(i)	The balance represents rental payable.
(ii)	The balance represents administrative expenses paid by the Company’s directors on behalf of the Company prior to the Share Exchange. The balance is unsecured, interest-free and has no fixed terms of repayment.

22  Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong and Guangzhou Nuoya are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for its employees. The total amount of contributions of RMB2,441, RMB3,724 and RMB5,664 (US$830) for the years ended March 31, 2008, 2009 and 2010, respectively, was charged to expense in the consolidated statements of operations. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

23  Fair value disclosures

On April 1, 2008, the Group adopted ASC 820, Fair Value Measurements and Disclosures. ASC 820-10-35 establishes a hierarchy for inputs used in measuring fair value, as follows:

Level 1 —	Valuations are based on quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. Since valuations are readily and regularly available, valuation of Level 1 assets and liabilities does not require a significant degree of judgment.
Level 2 —	Valuations are based on quoted prices for similar assets in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

23  Fair value disclosures  – (continued)

The Group determined the fair value of the available-for-sale equity securities (see Note 9) using quoted market prices based on the last trading value in the respective years. As the market in which those securities are traded is not considered active, Level 2 inputs are considered to be used in such valuations.

Level 3 —	Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. The Group had no instruments which were valued using Level 3 inputs as of March 31, 2009 and 2010.

24  Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and gross accounts receivable due from customers are individually immaterial.

The Group purchases raw materials from a few major suppliers which are located in the PRC. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Years ended March 31,
	2008		2009		2010		2010
	RMB	%	RMB	%	RMB	%	US$	%
Fenwal Dahun
Pharmaceutical Technology (Shanghai) Co., Ltd.	7,900	36	4,425	22	7,340	27	1,075	27
Hangzhou Baitong Biological Technology Co., Ltd.	3,251	15	3,381	17	5,192	19	761	19
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	—	—	2,881	15	4,973	19	729	19
Beijing Probe Biological Technology Co., Ltd.	—	—	2,181	11	3,336	12	489	12
	11,151		12,868		20,841		3,054

Accounts payable due to major suppliers representing more than 10% of outstanding accounts payable as of the respective year end were as follows:

	March 31,
	2009		2010		2010
	RMB	%	RMB	%	US$	%
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	917	18	289	5	42	5
Hangzhou Baitong Biological Technology Co., Ltd.	383	7	638	12	93	12

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

25  Commitments and contingencies

(a)	Operating lease commitments

For the years ended March 31, 2008, 2009 and 2010, total rental expenses for obligations under operating leases were RMB2,088, RMB4,538 and RMB5,832 (US$855), respectively.

As of March 31, 2010 the total future minimum payments under non-cancellable operating leases are payable as follows:

	March 31, 2010
	RMB	US$
Fiscal years ending March 31,
2011	5,507	807
2012	5,170	757
2013	5,161	756
2014	5,161	756
2015	4,801	703
2016 and thereafter	50,232	7,360
Total payments	76,032	11,139
(b)	Contractual commitments

The Group has entered into an agreement with an institution for the acquisition of in-process research and development related to the development of medicines for treatments which make use of cord blood stem cells. Commitments for the acquisition of the in-process research and development as of March 31, 2010 under this agreement amount to RMB2,000 (US$293).

In June 2006, the Group entered into a co-operation agreement with the Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank, in return for a fixed annual advisory fee of RMB2,000 (US$293). The agreement has a term of twenty years commencing in October 2006.

In November 2009, Guangzhou Nuoya entered into a co-operation agreement with the Guangdong Women and Babies Medical Centre (“GWBM”). Pursuant to the agreement, GWBH provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,200 (US$322). The agreement has a term of twenty years commencing in November 2009.

As of March 31, 2010, the total future minimum payments under the co-operation agreements are payable as follows:

	March 31, 2010
	RMB	US$
Fiscal years ending March 31,
2011	4,200	615
2012	4,200	615
2013	4,200	615
2014	4,200	615
2015	4,200	615
2016 and thereafter	55,083	8,070
Total payments	76,083	11,145

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

26  Subsequent events

In February 2010, a wholly owned subsidiary of the Group entered into a Securities Purchase Agreement (“Agreement”) to acquire an effective 19.92% equity interest of Qilu Stem Cell Engineering Company Limited, which operates a cord blood bank in the Shandong province, the PRC, at a total cash consideration of RMB140,317 (US$20,557). The transaction was completed on May 6, 2010.

On June 4, 2010, the Company announced the proposed underwriting of a renounceable rights issue offered by CordLife Limited which was subject to approval by the shareholders of CordLife Limited in the extraordinary general meeting to be held on July 9, 2010. On July 4, 2010, the Company and CordLife Limited terminated the underwriting agreement and the Company was released from such obligation but will continue to participate in the rights issue on a pro-rata basis. The rights issue is expected to close on July 19, 2010. The Company will finance any resulting cost of acquisition of shares of CordLife Limited internally.

27  Pro forma net income per share information

As further described in Note 1(b), on June 30, 2009, holders of 100% of CCBS’s ordinary shares and holders of 76% of CCBS’s redeemable ordinary shares exchanged their shares for a total of 54,345,104 shares of the Company’s common stock. Further, in August 2009, holders of the remaining 24% of redeemable shares of CCBS exchanged such shares for 3,506,136 shares of the Company’s common stock. The unaudited pro forma net income per share for the year ended March 31, 2010 gives effect to the abovementioned share exchange transactions as if they had been completed as of April 1, 2009, as follows:

	Year ended March 31, 2010
	RMB	US$
Pro forma basic and diluted net income per share
Numerator:
Historical net income attributable to China Cord Blood Corporation shareholders	49,177	7,204
Pro forma adjustments:
- Income attributable to redeemable noncontrolling interests	347	51
- Write-off of deferred reverse recapitalization costs (Note)	21,566	3,159
Pro forma net income attributable to China Cord Blood Corporation shareholders	71,090	10,414
Denominator:
Weighted-average number of ordinary shares	58,854,605
Pro forma adjustments:
- Increase in weighted-average number of ordinary shares assuming the Share Exchange in June 2009 had been completed as of April 1, 2009	3,110,478
- Increase in weighted-average number of ordinary shares assuming the share exchange with redeemable ordinary shareholders of CCBS in August 2009 had been completed as of April 1, 2009	1,289,941
Pro forma weighted-average number of ordinary shares – Basic	63,255,024

Notes to the consolidated financial statements

(Amounts expressed in thousands, except per share data and number of shares)

27  Pro forma net income per share information  – (continued)

	Year ended March 31, 2010
	RMB	US$
Historical dilutive potential ordinary shares (Note 20)	4,351,114
Pro forma adjustments:
- Increase in weighted-average number of dilutive potential ordinary shares arising from the Company’s warrants and options assuming the Share Exchange in June 2009 had been completed as of April 1, 2009	843,320
Pro forma weighted-average number of ordinary shares-Diluted	68,449,458
Pro forma basic net income per share	1.12	0.16
Pro forma diluted net income per share	1.04	0.15
Note:	Being pro forma adjustment to add back the write-off of deferred reverse recapitalization costs as if the Share Exchange on June 30, 2009 had been completed as of April 1, 2009 and all such costs had been written off prior to the completion of the Share Exchange.