Form 20-F/A
period 2010-03-31
China Cord Blood Corp
filed 2010-10-20
CIK 1467808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended March 31, 2010 (“Form 20-F”), which was originally filed with the Securities and Exchange Commission (the“SEC”) on July 16, 2010. This Form 20-F/A amends and restates the following Items of the Form 20-F:

PART I
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
PART II
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

i

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

	For the year ended March 31,
	2010	2010	2009	2008	2007	2006
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statement of operation data:
Revenues	38,315	261,536	194,537	233,081	12,722	6,032
Gross profit	28,685	195,806	145,366	172,346	5,087	882
Operating income/(loss)(1)	14,239	97,193	85,197	125,403	(17,038)	(24,944)
Net income/(loss) attributable to CCBC shareholders(2)(3)	7,204	49,177	20,695	117,010	(9,578)	(18,059)
Net income/(loss) attributable per ordinary share, basic	0.12	0.82	(0.07)	1.59	(0.32)	(0.51)
Net income/(loss) attributable per ordinary share, diluted	0.11	0.78	(0.07)	1.54	(0.32)	(0.51)
Net income attributable per redeemable ordinary share, basic	0.03	0.22	1.63	3.46	1.07	—
Net income attributable per redeemable ordinary share, diluted	0.03	0.22	1.63	3.41	1.07	—
Selected operating data:
New subscriber sign-ups		45,252	34,678	26,060	12,347	6,574
New donations accepted		3,390	698	693	1,412	1,177
Total units stored (end of period)(4)(5)(8)		142,930	94,288	58,912	30,906	17,147
Units deposited by subscribers (end of period)(8)		129,312	84,060	49,382	23,322	10,975
Units contributed by donors (end of period)(4)(5)		13,618	10,228	9,530	7,584	6,172

(1)	Includes:

	For the year ended March 31,
	2010	2010	2009	2008	2007	2006
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Impairment loss and other operating expenses	—	—	—	—	—	13,475
Share-based compensation expenses	—	—	—	3,191	2,739	—
Write-back of deferred revenues (included in revenues)	—	—	—	136,510	—	—
Write-back of deferred cord blood processing costs
– included in direct costs	—	—	—	32,946	—	—
– included in operating expenses	—	—	—	4,219	—	—

Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510

Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165
(2)	Reflecting an one-time write off of deferred reverse recapitalization costs which amounted to RMB21.6 million ($3.2 million) for the year ended March 31, 2010. Also after reflecting net other income/(expenses), which includes interest income, exchange (loss)/gain and impairment loss on available-for-sale equity securities of RMB37.4 million and write-off of deferred offering costs of RMB9.5million for the year ended March 31, 2009. As a result of the change in revenue recognition policy on September 25, 2007, we recognized the previously deferred revenues of approximately RMB136.5 million, related deferred processing costs of approximately RMB37.2 million and related deferred tax expense of RMB14.9 million for the year ended March 31, 2008.
(3)	After reflecting income tax benefit of RMB3.6 million and RMB3.4 million for the years ended March 31, 2006 and 2007, respectively and income tax expense of RMB17.8 million, RMB17.9 million and RMB24.8 million for the years ended March 31, 2008, 2009 and 2010, respectively. Jiachenhong was exempt from PRC income tax for the years ended December 31, 2004 and 2005 and is entitled to 50%

reduction of PRC income tax for the years ended December 31, 2006, 2007 and 2008. Such income tax benefits increased net income and net income per share as follows:

	For the year ended March 31,
	2010	2010	2009	2008	2007	2006
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share data)
Increase in net income	—	—	3,444	4,395	1,911	419
Increase in basic net income attributable per ordinary share	—	—	0.06	0.08	0.04	0.01
Increase in diluted net income attributable per ordinary share	—	—	0.06	0.07	0.04	0.01
Increase in basic net income attributable per redeemable ordinary share	—	—	0.06	0.08	0.04	—
Increase in diluted net income attributable per redeemable ordinary share	—	—	0.06	0.07	0.04	—
(4)	As of period end, “Total units stored” and “Units contributed by donors” take into account the withdrawal of donated units when we are successful in providing matching services.
(5)	Includes 1,253 units received in connection with our acquisition of Nuoya in May 2007.
(6)	Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510
(7)	Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165
(8)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

	For the year ended March 31,
	2010	2010	2009	2008
	$	RMB	RMB	RMB

Summary statement of cash flow data:
Net cash provided by operating activities	5,328	36,365	4,051	68,864
Net cash used in investing activities	(23,272)	(158,849)	(34,444)	(162,853)
Net cash provided by/(used in) financing activities	35,512	242,393	(35,276)	172,002

	As of March 31,
	2010	2010	2009
	$	RMB	RMB
	(in thousands)
Summary balance sheet data:
Cash and cash equivalents	41,143	280,835	161,406
Working capital(i)	36,303	247,800	180,425
Total assets	153,395	1,047,034	696,391
Deferred revenue	18,932	129,229	92,582
Redeemable ordinary shares	—	—	386,577
Share capital	7	46	34
Retained earnings	12,789	87,290	44,082
Total CCBC shareholders’ equity	118,505	808,886	165,542

(i)	Working capital is calculated as total current assets minus total current liabilities.

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

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. Further, Jiachenhong is affiliated with AsiaCORD. The benefit of affiliation with AsiaCORD is the ability to gain access to a larger group of patients in need of transplants because AsiaCORD enables such patients to search the human leukocyte antigen profiles of donated units stored at AsiaCORD-affiliated cord blood banks that provide matching services, including ours, thereby increasing the possibility of finding matching units in our cord blood banks. We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. As of March 31, 2010, we generally charge a fee of RMB15,000 ($2,198) for providing one or more matching units in a cord blood transplant. For the years ended March 31, 2008, 2009, 2010 the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 13, 21 and 20, respectively. In addition, during the years ended March 31, 2008, 2009 and 2010 there were 18, 43 and 57 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing and Guangdong:

	For the year ended March 31,
	2010	2009	2008
New subscriber sign-ups	45,252	34,678	26,060
New donations accepted(1)	3,390	698	693
Total	48,642	35,376	26,753

	As of March 31,
	2010	2009	2008
Units deposited by subscribers(2)	129,312	84,060	49,382
Units contributed by donors(1)	13,618	10,228	9,530
Total(2)	142,930	94,288	58,912

(1)	Excludes the matching units used during the relevant periods.
(2)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

•	Collection. Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscriber gives birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into a vial. Although we are not responsible for the collection, we provide a kit that contains the medical devices necessary for the collection procedure. Most umbilical cords yield approximately three to five ounces of blood.
•	Transportation. After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled and monitored. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in specially designed containers to ensure the viability of the haematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.
•	Testing. We conduct several tests on the unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of haematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.
•	Processing. Cord blood undergoes processing and separation procedures which ultimately extract the haematopoietic stem cells for subsequent storage.
•	Storage. After testing and processing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the haematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of haematopoietic stem cells at our cord blood bank is computerized to ensure the integrity of all cord blood units and the veracity of all data.

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

Aside from the processing fee, the subscriber is obligated to make an annual payment of RMB620. This annual payment consists of a storage fee of RMB500 and an insurance premium of RMB120. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance carrier are not included in our consolidated statements of operations.

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

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•	Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Payment Option Three). Although we have not experienced any early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. As of March 31, 2010, there were 7,047 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this Annual Report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers. See “Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.”
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

Subscribers may elect to pay the processing fee in full at the time of subscription, or a portion of that in installments, subject to a surcharge. The surcharge is recognized as interest income using the effective interest method. Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination. The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed. In addition, Payment Option Three has been in place for several years and has a satisfactory collection history. We believe collectability is reasonably assured, however, we continue to assess our ability to collect processing fees under Payment Option Three. In the event, that there is a deterioration in our collection of processing fees under Payment Option Three, we may conclude that collectability of processing fees under this payment option is no longer reasonably assured, in which case we will cease the recognition of processing fees revenue upon the completion of processing services. Revenue generated from processing services will instead be recognized upon the actual cash collection or when collectability of such fees is otherwise determined to be reasonably assured.

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

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognizes as direct costs the cost of the estimated average number of cord blood units out of which one unit of cord blood will be matched over the period during which the cord blood units will remain active. The number of cord blood units that can be matched for a fee involves estimates of the future demand for cord blood units for transplants, the probability of finding a match in light of number of donated cord blood units stored and our industry knowledge. As of March 31, 2010, the weighted average remaining useful life of the donated cord blood units was estimated to be at least 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, the Company estimates the number of successful matches of donated units will increase by 7% to 10% per annum. Based on the estimation, the carrying amount of the donated units will be recovered in approximately 13 years. If medical research discovers new and more effective medical procedures that make cord blood transplants more effective, or if medical research discovers more diseases that cord blood transplants can be used to treat, the estimated number of cord blood units that can be matched may increase. Conversely, if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment, the estimated number of cord blood units that can be matched may decrease. Any of the estimation variables which differ from our expectations may result in material adjustments to direct costs in future periods. The estimates are calculated based on forecast fees to be generated from estimated successful matches in the future without discounting the fees to their present values.

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

Allowance for Doubtful Receivables

Most of our subscribers choose to pay their storage fees annually rather than in one lump sum. In addition, some subscribers elect to pay their initial processing fee in annual installments. We analyze the adequacy of allowance for doubtful receivables quarterly by taking into account historical collection data and the aging of the outstanding amounts. A reserve is then established by applying the appropriate percentage (based on historical collection experience) to the balances of each aging category. We review the reserve percentages on a regular basis and compare them against the updated actual collection experience to ensure that an adequate allowance has been made.

In addition to the reserves established based on the aging of the outstanding amounts, we take into account available specific information of individual subscribers, including the specific credit risk for specific customers and other information available to us concerning the subscribers’ creditworthiness, to determine if additional provision has to be made on specific receivable balances.

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

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Revenues

Revenue increased by 34.4% to RMB261.5 million ($38.3 million), from RMB194.5 million last year. The increase was largely attributable to the 30.5% increase in new subscriber numbers to 45,252 new subscribers and the expansion in the accumulated subscriber base. As of March 31, 2010, total units stored by our subscribers increased to 129,312, compared to 84,060 on March 31, 2009 and no early termination was recorded for the two years ended March 31, 2010. The increase in revenue was largely attributable to our effective marketing and promotion campaign and our ability to enhance the public awareness toward cord blood banking. For the year ended March 31, 2010, processing fees which accounted for 81.0% of the total revenue, grew 28.6% to RMB211.9 million ($31.0 million). Revenue generated from storage fees grew 70.9% to RMB48.3 million ($7.1 million), representing 18.5% of our total revenue.

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

Cash flow provided by/(used in) financing activities

Net cash provided by financing activities was RMB242.4 million ($35.5 million) for the year ended March 31, 2010. In November 2009, we received proceeds upon public offering of RMB137.6 million ($20.2 million) and upon exercise of overallotment options in January 2010 of RMB20.6 million ($3.0 million). We also received proceeds from the issuance of shares upon exercise of share options of RMB39.7 million ($5.8 million) and on April 27, 2009 we entered into a loan agreement with Hua Xia Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Borrowings, which amounted to RMB45 million ($6.6 million) as of March 31, 2010, are denominated in RMB and are secured by our building in the PRC without any financial covenants. Amounts outstanding bear a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is repriced monthly. As of March 31, 2010, such rate was 5.85% per annum.

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

PART II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

In November 2009, we completed an offering of 3,305,786 ordinary shares at a public offering price of $6.05 per ordinary share. In January 2010 the underwriters in the offering exercised their over allotment option in full for an additional 495,867 shares at the offering price for an aggregate of 3,801,653 shares issued in the offering. We received net proceeds from this offering of approximately $20.5 million, after deducting underwriting discounts. The principal purposes of this offering were to increase the liquidity of the public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for general corporate purposes and potential acquisitions. As of the date of this report, we have allocated a portion of the net proceeds of the offering for acquisition and investment purposes. We currently intend to use the remaining proceeds we received from the offering for expansion into new geographical markets, including expansion through applications for new licenses and expansion through acquisitions and investments, for construction and upgrading of facilities, including purchase of equipment, in existing geographical markets, and to fund working capital and for other general corporate purposes.

PART III

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

CHINA CORD BLOOD CORPORATION
October 19, 2010	By: /s/ Ting Zheng Name: Ting Zheng Title: Chief Executive Officer

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

For contracts signed prior to December 31, 2007 under payment option (2), the customer was granted a discount for storage fees. The prepaid storage fees for subsequent one-year renewal periods are recognized as deferred revenue in the consolidated balance sheet and are recognized as revenues on a straight-line basis over the remaining contract period. This payment option has been suspended for contracts signed since January 1, 2008. Starting from February 1, 2009, the customer can choose to prepay 18 years of storage fees but without any discount, together with the one-time processing fee of RMB5. The Company ceases to recognize storage revenue from subscribers who are delinquent beyond 18 months as the Company believes that collectability of future storage fees from such subscribers is not reasonably assured.

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