Form 20-F
period 2011-03-31
China Cord Blood Corp
filed 2011-09-28
CIK 1467808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ________ to ________

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

On March 31, 2011, the issuer had 75,406,875 shares outstanding.

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

ii

Table of Contents

Page

ITEM 16B. CODE OF ETHICS	113

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	113

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	113

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	113

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	113

ITEM 16G. CORPORATE GOVERNANCE	113

PART III	114

ITEM 17. FINANCIAL STATEMENTS	114

ITEM 18. FINANCIAL STATEMENTS	114

ITEM 19. EXHIBITS	114

iii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“CCBC,” “we,” “us,” “our company,” or “our,” refers to China Cord Blood Corporation, a company with limited liability registered by way of continuation in the Cayman Islands;

•	“CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of CCBC;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;

•
“Cordlife” refers to Cordlife Limited before the restructuring on June 30, 2011. Cordlife was a company with limited liability listed on the Australian Securities Exchange. It was principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;

•
“CBB” refers to Cordlife Limited after the restructuring on June 30, 2011. CBB is a company with limited liability listed on the Australian Securities Exchange. It is principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines;

•
“Cordlife Singapore” refers to Cordlife Pte Limited after the restructuring of Cordlife Limited on June 30, 2011. Cordlife Singapore is a private company and a subsidiary of CBB. It is principally engaged in cord blood banking services in stabilized markets including Singapore and Hong Kong;

•	“Cordlife HK” refers to Cordlife (Hong Kong) Limited, a private company and a subsidiary of Cordlife Singapore. It is principally engaged in cord blood banking services in Hong Kong;

•	“CSC East” refers to China Stem Cells (East) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“CSC Holdings” refers to China Stem Cells Holdings Limited, a company with limited liability incorporated in the Cayman Islands;

•	“CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of China;

•	“Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co., Ltd., a company incorporated in the PRC with limited liability;

•	“Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•
“provinces” of China refers to the twenty-two provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, our investment in Qilu is stated at cost less impairment losses. Unless otherwise indicated, we have not consolidated in our financial information and operational results those of Qilu. During the year ended March 31, 2011, we entered into agreements to obtain the right to form and operate a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd. Lukou, which is 90% owned by us, is the exclusive cord blood bank operator in the Zhejiang province to provide cord blood stem cells storage service for expectant parents as well as preserving cord blood units donated by the public. As of the date of this report, Lukou has not commenced full scale operation. Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our Beijing operation, Guangdong operation and Zhejiang operation.

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” or “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2011. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2011, the noon buying rate was RMB6.5483 to $1.00.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Key Information — Risk Factors”, “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” and “Information on the Company” sections and elsewhere in this report.

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

The following selected consolidated financial data, other than selected operating data, have been derived from our audited consolidated financial statements as of March 31, 2010 and 2011 and for the years ended March 31, 2009, 2010 and 2011, which are included elsewhere in this report, and from the audited consolidated financial statements of CCBS (other than net income/(loss) per share data) as of March 31, 2007, 2008 and 2009 and for the years ended March 31, 2007 and 2008 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial information as of March 31, 2010 and 2011 and for the years ended March 31, 2009, 2010 and 2011 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statement of operation data:
Revenues	51,850	339,532	261,536	194,537	233,081	12,722
Gross profit	40,034	262,156	195,806	145,366	172,346	5,087
Operating income/(loss)(1)	18,909	123,819	97,193	85,197	125,403	(17,038)
Net income/(loss) attributable to CCBC shareholders(2)(3)	14,004	91,703	49,177	20,695	117,010	(9,578)
Net income/(loss) per ordinary share, basic	0.20	1.31	0.82	(0.07)	1.59	(0.32)
Net income/(loss) per ordinary share, diluted	0.20	1.31	0.78	(0.07)	1.54	(0.32)
Net income per redeemable ordinary share, basic	N/A	N/A	0.22	1.63	3.46	1.07
Net income per redeemable ordinary share, diluted	N/A	N/A	0.22	1.63	3.41	1.07
Selected operating data:
New subscriber sign-ups		56,518	45,252	34,678	26,060	12,347
New donations accepted		3,001	3,390	698	693	1,412
Total units stored (end of period)(4)(5)(6)		202,449	142,930	94,288	58,912	30,906
Units deposited by subscribers (end of period)(6)		185,830	129,312	84,060	49,382	23,322
Units contributed by donors (end of period)(4)(5)		16,619	13,618	10,228	9,530	7,584

(1)	Includes:
	For the year ended March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Share-based compensation expenses	—	—	—	—	3,191	2,739
Write-back of deferred revenues (included in revenues)	—	—	—	—	136,510	—
Write-back of deferred cord blood processing costs
– included in direct costs	—	—	—	—	32,946	—
– included in operating expenses	—	—	—	—	4,219	—

Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510

Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165

(2)	Includes:
	For the year ended March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Write-off of deferred reverse recapitalization costs	—	—	21,566	—	—	—
Impairment loss on available-for-sale equity securities	—	—	—	37,426	—	—
Write-off of deferred offering cost	—	—	—	9,473	—	—

(3)	Includes:
	For the year ended March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense/(benefit)	5,181	33,929	24,770	17,854	17,808	(3,361)

Jiachenhong was exempt from PRC income tax for the years ended December 31, 2004 and 2005 and is entitled to 50% reduction of PRC income tax for the years ended December 31, 2006, 2007 and 2008. Such income tax benefits increased net income and net income per share as follows:

	For the year ended March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share data)
Increase in net income	—	—	—	3,444	4,395	1,911
Increase in basic net income per ordinary share	—	—	—	0.06	0.08	0.04
Increase in diluted net income per ordinary share	—	—	—	0.06	0.07	0.04
Increase in basic net income per redeemable ordinary share	—	—	—	0.06	0.08	0.04
Increase in diluted net income per redeemable ordinary share	—	—	—	0.06	0.07	0.04

(4)	As of period end, “Total units stored” and “Units contributed by donors” take into account the withdrawal of donated units when we are successful in providing matching services.

(5)	Includes 1,253 units received in connection with our acquisition of Nuoya in May 2007.

(6)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

	For the year ended March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Summary statement of cash flow data:
Net cash provided by operating activities	26,967	176,585	36,365	4,051	68,864	43,930
Net cash used in investing activities	(5,179)	(33,914)	(158,849)	(34,444)	(162,853)	(27,350)
Net cash provided by/(used in) financing activities	29,494	193,141	242,393	(35,276)	172,002	144,945

	As of March 31,
	2011	2011	2010	2009	2008	2007
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Summary balance sheet data:
Cash and cash equivalents	93,366	611,387	280,835	161,406	228,787	160,997
Working capital(i)	70,287	460,261	247,800	180,425	236,002	155,283
Total assets	238,780	1,563,598	1,047,034	696,391	644,092	388,717
Deferred revenue	37,412	244,987	129,229	92,582	86,937	130,572
Share capital	8	52	46	34	34	34
Retained earnings	27,334	178,993	87,290	44,082	48,282	(42,723)
Total shareholders’ equity	163,520	1,070,781	808,886	165,542	157,758	91,981

(i)	Working capital is calculated as total current assets minus total current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 31, 2011 the noon buying rate announced by Federal Reserve Statistical Release was RMB6.5483 to $1.00 and on August 31, 2011 the noon buying rate was RMB 6.3778 to $1.00.

	Renminbi per U.S. Dollar – Noon Buying Rate
	Period Ended	Average(1)	Low	High
2011
August	6.3778	6.4036	6.3778	6.4401
July	6.4360	6.4575	6.4360	6.4720
June	6.4635	6.4746	6.4628	6.4830
May	6.4786	6.4957	6.4786	6.5073
April	6.4900	6.5267	6.4900	6.5477
March	6.5483	6.5645	6.5483	6.5743
February	6.5713	6.5761	6.5520	6.5965
Year ended March 31, 2011	6.5483	6.7069	6.5483	6.8323
Year ended March 31, 2010	6.8258	6.8286	6.8176	6.8371
Year ended March 31, 2009	6.8260	6.8295	6.8176	6.8470
Year ended March 31, 2008	6.8230	6.9193	6.7800	7.2946
Year ended March 31, 2007	7.2950	7.5806	7.2946	7.8127
Year ended March 31, 2006	7.8040	7.9579	7.8041	8.0702

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store donated cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2009, 2010 and 2011 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•
The PRC Ministry of Health, or “MOH,” has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we plan to obtain a license to operate, our market position as the sole cord blood bank operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the MOH or the local departments of health, or “DOH,” takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would reduce our assets and net income.

•
Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; and; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the operator of the sole cord blood banking licensee in Shandong and in which we indirectly own a 19.9% effective interest. Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in setting and changing subscription prices. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang are consistent in most commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

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

•
In response to the development of medical reform of China, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which could undermine cord blood bank profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its major business by imposing certain restrictive conditions on subscription services. If any of such circumstances occur, our business and financial conditions may be adversely affected.

•
The MOH or the relevant DOH may be inclined to restrict or prohibit the operators of licensed cord blood bank from conducting fee-based commercial cord blood banking services directly. In such event, we may have to change our business model or even terminate our business, and our results of operations, financial condition and the liquidity may be materially adversely affected.

•
The MOH or the relevant DOH may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations would be materially adversely affected.

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

Our business and financial results may be materially adversely affected by a relaxation or an abolishment of the one-child policy in China.

The one-child policy has been established for over 30 years in China, and has successfully controlled population growth rates in the past years. With only one child in each family, it is difficult to obtain matching stem cells if such child needs a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling are increased, and such families may decide not to choose our subscription services. The one-child policy has also created social problems including ageing and imbalanced population. If the one-child policy in China is relaxed or abolished, we cannot assure the demand for our subscription services will maintain at current levels and thus, our business and financial results may be materially adversely affected.

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

We currently operate our business only in Beijing, Guangdong and Zhejiang. As a result of this geographic concentration, a downturn in the local economy or birthrate level of these regions could impair our growth and adversely affect our financial results.

Our operations are largely concentrated in Beijing, Guangdong and Zhejiang. Due to the lack of geographical diversity of our operations, we may be unable to mitigate the effects of any adverse trends in economic development, disposable income or birthrate level in these regions. In particular:

•
The successful operation and growth of our business are primarily dependent on general economic conditions in Beijing, Guangdong and Zhejiang, which in turn are affected by many factors, including demographic trends, the strength of the manufacturing and services industries, and foreign trade. A deterioration of current economic conditions or an economic downturn in China as a whole, or Beijing,  Guangdong or Zhejiang in particular, could result in declines in new subscriber sign-ups and impair our growth.

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

Our investment in Qilu may be materially adversely affected due to a downturn in the local economy or birthrate level in the Shandong province. Such deterioration may materially adversely affect or result in an impairment of our investment.

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

If we fail to expand through strategic acquisitions of cord blood banks in other regions, we may not be able to expand our scope of operations or increase our revenues.

According to a policy paper published by the MOH in December 2005 and also an extension notice published in February 2011, MOH will not issue more than three additional licenses by 2015. The MOH has not made any public announcement regarding the regions in which licenses will be granted. In several regions where we believe cord blood banking licenses may be issued in the near future, however, other cord blood banks are already in the preliminary stages of their applications, and we believe that the relevant DOHs would not be receptive to an expression of interest from another entity, such as ourselves. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations into these regions. Expansion through strategic acquisitions is subject to a number of risks:

•
We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other Chinese cord blood bank operators in bidding to acquire cord blood banks in regions where we expect licenses to be granted. Some of these competitors may have greater capital resources than us.

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

Our future success depends on our ability to increase our target subscription base by expanding our geographical coverage to other regions. If we are unable to grow our operations through strategic acquisitions, our business, results of operations and financial condition could be materially and adversely affected.

We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.

If the MOH decides to grant new cord blood banking licenses in the future in other regions, we may attempt to apply for licenses in such regions. Applying for licenses involves a variety of risks:

•
Based on the time needed for the granting of the seven existing cord blood licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.

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

We compete with other market players for substantially the same licenses. Increased competition may result in an increase in the average cost per license. There is no assurance that we will be able to acquire new licenses through the application process. If we are unable to successfully obtain the new licenses to be awarded, we may not be able to maintain our market position in the cord blood banking industry. Currently, we are still in an exploration stage and have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

We may face unfair competition from competitors with or without licenses in our target markets.

China is having its laws and regulations changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level DOHs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.hshfy.sh.cn:8081/flws/text.jsp?pa=ad3N4aD0xNzE0MDUmdGFoPaOoMjAwNKOpu6a2/tbQ0NDW1dfWtdoyNTa6xSZ3ej0Pdcssz), held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a haematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that licensed operators in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

Growing market acceptance of our cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers due to lack of market acceptance of cord blood banking in China, we would not be able to generate profits from our business.

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

A significant portion of our sales and marketing activities are conducted by our own direct sales force with the support of our collaborating hospitals. As of March 31, 2011, we have collaborative relationships with 100 major hospitals in Beijing and over 130 in Guangdong. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•
For the year ended March 31, 2011, the top ten of these hospitals handled the collection procedures for approximately 14% of our new subscribers, and the top hospital accounting for 4% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or that such relationships will continue.

•
As part of our growth plan, we expect to increase the number of collaborating hospitals in Guangdong and Zhejiang and further strengthen our relationships with the collaborating hospitals in our existing platform. We have limited experience in managing a large service platform in Guangdong and Zhejiang. We cannot assure you that we will be able to maintain or develop our relationships with various hospitals.

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

In the event of termination by our subscribers prior to the end of 18 years, we are unable to continue to collect storage fees on an annual basis. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contract obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we experience early termination by a significant number of our subscribers prior to the end of a typical contract period of 18 years, we will lose revenues from storage fees payable by these subscribers for the remaining contract period. If this occurs, our revenues will decrease and our financial condition and results of operations may be materially adversely affected.

Our limited operating history may not serve as an adequate basis to predict our future prospects and results of operations.

We have a limited operating history. Although Jiachenhong obtained the license for our cord blood bank in September 2002, Jiachenhong was acquired by our significant shareholder, Golden Meditech, in September 2003 and became our wholly-owned subsidiary in July 2005 following a reorganization. Similarly, although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. During the year ended March 31, 2011, we acquired the right to operate the cord blood bank in the Zhejiang province and established a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd. As such, we have a limited operating history upon which the viability and sustainability of our business may be evaluated. For example, due to the uncertainties associated with government policies in relation to granting cord blood banking licenses in China, we abandoned construction of the two cord blood banks commenced by the former management of Jiachenhong and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new healthcare service in China. Some of these risks and uncertainties relate to our ability to:

•	ensure that there will only be one license in each of Beijing, Guangdong and Zhejiang;

•	maintain strong hospital networks with the collaborating hospitals;

•	reduce our dependence on a small geographical area and diversify our market and subscriber base;

•	respond to changes in our regulatory environment;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel;

•	secure necessary financing to support our business activities; and

•	respond to rapid technological advances inherent in the cord blood banking industry.

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

Currently, we maintain insurance coverage of RMB50.0 million ($7.6 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB100.0 million ($15.3 million) to cover liabilities arising from storage of cord blood units. However, we do not maintain any property insurance policies covering our facilities and vehicles for losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption insurance. While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

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

Under the Measures for Administration of Blood Stations issued by the MOH, or “the Measures,” which became effective on March 1, 2006:

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

Beijing, Guangdong and Zhejiang licenses were issued by the relevant provincial-level DOHs after the Measures became effective on March 1, 2006. The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its cord blood banking license from the MOH in September 2002. In June 2007, the DOH in Beijing renewed our license for an additional three years which was again extended for three years in June 2010. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained the first cord blood banking license in China from the MOH in June 2006. In May 2009, the DOH in Guangdong renewed our license for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010. All licensed cord blood bank operators in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public. We believe that the MOH and the DOHs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the DOH in Beijing contained information about our subscription services to subscribers.

Although the above facts indicate that the MOH and the relevant DOHs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the MOH and provincial-level DOHs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. We cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the competent health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any the above circumstances occur, our business and financial condition would be materially adversely affected. Similarly, if the MOH or relevant DOH order Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially adversely affect our investment.

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or “NDRC,” and the Ministry of Commerce, or the “MOC.” On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the revised Catalogue does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or if it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Catalogue revised in 2007.

Although the Catalogue revised in 2007 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2007. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2007. We also may not be able to extend the operating periods of our existing PRC subsidiaries. Jiachenhong, one of our PRC subsidiaries, has an operating period of twenty years and the license is subject to renewal which will expire in June 2013. Nuoya has an operating period of twenty years and the license is subject to renewal which will expire in May 2012. Lukou has an operating period of twenty years and the license is subject to renewal which will expire in September 2013. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong is not able to extend its operating period, its operating period will not cover the period of the contracts entered into by Jiachenhong after September 2005 or Nuoya after June 1999 and they may have to be transferred to domestic investors or go into liquidation upon the expiration of its operating period. In addition, after the Catalogue revised in 2007 has been issued, we may not be able to obtain approval from relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

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

As of March 31, 2011, we paid an aggregate of AUD12.4 million in exchange for shares of Cordlife. In June 2010, we entered into agreement to underwrite a AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of RMB13.2 million ($2.0 million or AUD2.0 million), satisfied in cash. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a demerger of Cordlife’s more mature cord blood banking business. The demerger and distribution in specie were subsequently completed and effective on June 30, 2011. Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Before the demerger, Cordlife was experiencing a period of significant growth.

Cordlife implemented a restructuring by means of a demerger of Cordlife Singapore (and its operations) from Cordlife as of June 30, 2011. Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines are operated under CBB; while more mature cord blood banking businesses in Singapore and Hong Kong are operated under Cordlife Singapore. As of June 30, 2011, we own a 16.1% equity interest in each of CBB and Cordlife Singapore. There are significant risks associated with CBB expansion into developing countries, because it may not have the necessary experience to develop localized versions of its business model and in marketing its services to target subscribers with different demographic characteristics. We may thus be unable to generate satisfactory return on our investment in CBB.

We entered into a marketing collaboration agreement with Cordlife HK on May 18, 2011 that we would help to promote and provide referral services to potential clients who have interests in delivering babies in Hong Kong where Cordlife HK operates, in return for a fee. The marketing collaboration arrangement may not be successful. We may not be able to generate satisfactory return on the arrangement.

Our strategic holdings in Cordlife may adversely affect our financial performance.

We continuously review and monitor our strategic investment in Cordlife (CBB and Cordlife Singapore after the demerger). The market value of our investment in Cordlife declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the market condition at that time, the management determined that the impairment loss on the investment up to December 31, 2008 was no longer not other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million has been recognized in earnings during the year ended March 31, 2009 and the market value as of December 31, 2008 formed a new cost basis of our investment in Cordlife. Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of Cordlife, resulting in total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2010 and 2011 of RMB27.1 million and RMB19.3 million ($3.0 million), respectively. Pursuant to the demerger of Cordlife Singapore from Cordlife as of June 30, 2011, we own a 16.1% equity interest in each of CBB and Cordlife Singapore. Should the value of shares in CBB or Cordlife Singapore experiences a further significant decline and we determine that the impairment is other-than-temporary, the further write-down of investment will have to be recognized in our statement of operations and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventory within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our balance sheet. The carrying value of our donated cord blood units was RMB31.6 million ($4.8 million) as of March 31, 2011. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventory is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2009, 2010 and 2011. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

•
providing for filling vacancies on the board only by the vote of the remaining directors or by a special resolution, namely the affirmative vote of not less than seventy-five percent (75%) of the votes cast by the shareholders in the meeting at which such directors are removed; and

•
establishing the requirements and procedures for calling special meetings of shareholders, including a provision that provides that a special meeting of shareholders may only be called by a majority of directors, our chairman, or members together holding not less than seventy-five percent (75%) of the issued shares.

In addition, we have entered into service contracts with senior executive officers on June 30, 2009, namely, Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for CCBC. These anti-takeover provisions could make it more difficult for a third party to acquire CCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of June 30, 2011, Golden Meditech owned 39.6% of CCBC’s issued and outstanding shares. CCBC’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” board of directors, only a minority of the board of directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

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

A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.

The global market and economic conditions during the years 2008 through 2010 were unprecedented and challenging, with recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to volatility of unprecedented levels.

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies shown signs of stabilizing and, in some instances, the beginnings of recovery, during the summer of 2011, global markets have shown a continued weakening, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

The PRC economy also faces challenges. The PRC government has implemented various measures recently to curb inflation. If economic growth slows or an economic downturn occurs, our business and results of operations may be materially and adversely affected.

There is a risk that CCBC will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) for CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2011, CCBC does not believe that it will be treated as a PFIC for such year. However, because CCBC has not performed a definitive analysis as to its PFIC status for such taxable year, there can be no assurance with respect to its PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S Holders — Passive Foreign Investment Company Rules.”

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

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. As of March 31, 2011, we had cash denominated in U.S. dollars of $12.6 million. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

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

On May 20, 2011, the SAFE issued the Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies Operating Instruction, or “the Operating Instruction”, which provides explicit rules and simplifies procedures under Notice 75. The Operating Instruction concentrates on filing materials and procedures of foreign exchange registration, alteration registration, supplementary registration and cancellation registration of offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or invest in reverse or make other substantial changes in capital or equity interests prior to the completion of the registration. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area where one of the primary domestic enterprise is located, to comprehensively register with. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan.

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

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. On February 18, 2011, at our annual general meeting, our shareholders approved a restricted share unit scheme (or the “Incentive Plan”) which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and or/or consultants of CCBC and our subsidiaries. As of September 27, 2011, no employee share options on restricted share units have been granted and are outstanding under the previous CCBC share option scheme or the Incentive Plan. All the options for the shares of CCBC or restricted share units to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 78 since CCBC is an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes, Incentive Plan or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

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

Prior to January 1, 2008, the basic enterprise income tax rate for foreign invested enterprises in the PRC was 33.0%, while the PRC government provided various incentives, including reduced tax rates, to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone. Jiachenhong is registered and operating in a national level economic and technological development zone, and was entitled to a preferential enterprise income tax rate of 15.0%. In addition, Jiachenhong qualifies for a tax holiday during which it was entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. In connection therewith, Jiachenhong was fully exempt from income tax in each of the years ended December 31, 2004 and 2005 and had been subject to enterprise income tax at a reduced rate of 7.5% since the year ended December 31, 2006. The tax holiday expired on December 31, 2008.

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

Jiachenhong has been redetermined as a high and new technology enterprise on December 24, 2008 and such status was valid retrospectively as of January 1, 2008 and expired on December 31, 2010. As a result, Jiachenhong was subject to a reduced tax rate of 15% during this period. Upon expiration of this period, Jiachenhong became subject to a 25% tax rate.  Nuoya has been determined and acknowledged as a high and new technology enterprise on May 31, 2011 and such status has been valid retrospectively as of January 1, 2010 and is valid for three years. As such, Nuoya is expected to be subject to a reduced tax rate of 15%. However, we cannot assure you that Jiachenhong and Nuoya will be redetermined as high and new technology enterprises and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong and Nuoya will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprises enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong and Nuoya will be able to continue to enjoy our current preferential tax treatments.

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

If we are determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our enterprise (but not individual) investors that are not tax residents of the PRC (“non-resident investors”) and gains derived by them from transferring our ordinary shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to our non-resident investors. Our non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

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

Our subsidiaries in Beijing and Guangdong are foreign investment enterprises. As we conduct a significant portion of our businesses through foreign investment enterprises in the PRC, we are subject to restrictions on foreign investment policies imposed by the PRC law from time to time. Generally, foreign invested enterprises enjoy more favorable tax treatment in the form of tax incentives and other preferential policies but are subject to more stringent restrictions in their business operations. If we cannot obtain approval from relevant approval authorities to engage in businesses that become restricted or prohibited for foreign investors, we may be forced to sell or restructure the businesses that have become restricted or prohibited for foreign investment. If we are forced to adjust our business portfolio as a result of changes in government policy on foreign investment, our business, financial condition and results of operations would likely be materially adversely affected. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is not a foreign invested enterprise under PRC Law.

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

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for cord blood banking service;

•	changes in the economic performance or market valuations of companies specializing in cord blood banking services;

•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key research and development personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	litigation related to our intellectual property;

•	changes in market or investors perception toward U.S. listed Chinese companies;

•	unfounded accusations by investors or non-investors about us or other U.S. listed Chinese companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived potential sales of our ordinary shares.

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

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2010 Revision, as amended and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

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

Our reporting obligations as a public company places a significant strain on our management, operational and financial resources and systems. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In this regard, we must maintain financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. Failure to maintain the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We intend to continue to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We have instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have also engaged external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

Our auditors are required to attest to our evaluation of internal controls over financial reporting. Unless we maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We may not be able to pay any dividends on our ordinary shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to "Information on the Company - Business Overview - Dividend Distributions" in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

We are subject to the reporting obligations of the SEC, which many consider to be more stringent, rigorous and expensive than operating a privately held company. In particular:

•
We incur costs in order to comply with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, or FINRA.

•	We incur costs in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

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

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands company registered by way of continuation in the Cayman Islands.

CCBC was formed through a business combination (the “Business Combination”), which involved the merger of Pantheon China Acquisition Corp. (“Pantheon”) with and into Pantheon Arizona Corp. (“Pantheon Arizona”), then a wholly owned subsidiary of Pantheon formed for the purpose of effecting a merger, with Pantheon Arizona surviving the merger (the “Merger”) and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands (the “Redomestication”). Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed a share exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”). Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to our achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Law (2010 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. CCBS holds an indirect 100.0% interest in Jiachenhong and an indirect 90.0% interest in each of Nuoya and Lukou. In addition, CCBS held an indirect 16.1% interest in Cordlife Limited, or “Cordlife,” a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines which has undergone a demerger as of June 30, 2011 and we hold an indirect 16.1% interest in both CBB and Cordlife Singapore as of June 30, 2011.

Immediately following the Business Combination and the share exchange with CCBS’ remaining shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBC’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the shareholders who exercised the CSC options for shares of CCBC owned 5.7% of CCBC’s issued shares.

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

In November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 5, 2010. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were intended to be used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 19, 2009, CCBC was listed on the New York Stock Exchange (“NYSE”) with a ticker symbol “CO”.

In May 2010, we invested in a 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province.

In June 2010, we entered into agreement to underwrite the Cordlife rights issue which amounts to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of RMB13.2 million ($2.0 million or AUD2.0 million).

On September 15, 2010, we announced the execution of a framework agreement to form a non-wholly owned subsidiary with the Blood Center of Zhejiang Province. The new entity which completed business registration and regulatory approval procedures in February 2011, is 90% owned and controlled by us.

On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share.  Total gross proceeds of $31.5 million raised are to be used in our Zhejiang operation build-out and for general working capital purposes.

On December 10, 2010, we completed a warrant exchange offer to simplify our capital structure, which allowed warrant holders to receive one ordinary share for every eight warrants outstanding. We issued an aggregate of 1,627,518 ordinary shares upon closing of the exchange offer, equal to approximately 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. After giving effect to the warrant exchange and as of March 31, 2011, we had 75,406,875 ordinary shares issued and outstanding, Any remaining warrants outstanding that were not exercised expired on December 13, 2010.

B.	Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Beijing Jiachenhong Biological Technologies Co., Ltd., or Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to a policy paper published by China’s Ministry of Health in December 2005, and also an extension notice published in February 2011, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 19.9% equity interest in Qilu Stem Cells Engineering Company Limited, the operator of the exclusive licensed cord blood bank in Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be approximately 1.8 million in 2009, accounting for approximately 46% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. With a newborn population of approximately 16.2 million in 2009, China had the second largest newborn population in the world, according to the CIA World Factbook. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and haematopoietic stem cell related therapies. Furthermore, our position as the single largest shareholder with 16.1% (as of June 30, 2011) equity interest in CBB & Cordlife Singapore, with mature operations in stablized markets such as Singapore and Hong Kong which also provides the foundation for further expansion into attractive markets such as India, Indonesia and the other countries in Southeast Asia.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 339-person sales team has direct access to expectant parents through exclusive collaboration with over 230 hospitals in Beijing and Guangdong. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated samples deposited by subscribers have grown from 23,322 in March 2007 to 185,830 in March 2011.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. The proportion of our storage fee revenue increased from 18.5% for the year ended March 31, 2010 to 20.9% for the year ended March 31, 2011. We expect the percentage of our recurring revenue will continue to grow as we expand our subscriber base.

We recorded revenues and net income of RMB339.5 million ($51.9 million) and RMB91.7 million ($14.0 million), respectively, during our fiscal year ended March 31, 2011.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence. We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only market player with multiple licenses and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering high quality cord blood banking services and have established strong brand recognition, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 185,830 in March 2011. We believe that our leadership and track record of accumulated subscriber growth makes us an attractive strategic partner for license holders and applicants and positions us well to continue to grow our leading position.

Extensive Hospital Network. We provide our services through exclusive collaboration with over 230 hospitals in Beijing and Guangdong. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 339-person sales force to have direct access to expectant parents. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve. Our collaborating hospitals and dedicated sales team have enabled us to establish ourselves as a quality cord blood banking service provider in the communities we operate.

Well-Developed and Effective Marketing Program. We have developed a comprehensive marketing program that aims to increase cord blood banking penetration in the markets we operate by educating expectant parents on the benefits of cord blood, including the following:

•	Joint marketing efforts with our collaborating hospitals such as educational sessions at pre-natal classes and one-on-one discussions with our consultants,

•	Cooperative relationships with several government agencies, including the family planning commission, and

•
An extensive portfolio of promotional materials, including billboards and newsletters that offer detailed information on the importance of cord blood and haematopoietic stem cell therapy in the treatment of blood-related health conditions.

Advanced Infrastructure in Place to Meet Market Demand. We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood. Our facilities in Beijing and Guangdong are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing and Guangdong, we believe we have the ability and capacity to meet increasing market demand.

Experienced Management Team.  Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Ms. Ting Zheng, our Chairman and Chief Executive Officer, has over 10 years experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our Chief Financial Officer, is a CFA charterholder and has over eight years experience in the pharmaceutical and healthcare industries. Ms. Yue Deng, our chief executive officer in the Beijing division, and Ms. Rui Arashiyama, our chief executive officer in the Guangdong division, each has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our Chief Technology Officer, has over 20 years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, deep experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is at an early stage of development with significant growth opportunities, due to China’s large population, one-child policy and rapid economic growth. Our goal is to significantly grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets. We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of exclusive collaboration with hospitals and aggregate subscriber base to over 230 hospitals and 185,830 subscribers as of March 31, 2011. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire the Right to Operate additional Cord Blood Banks and invest in other cord blood banks in China. We intend to acquire the right to operate additional cord blood banks and invest in other cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and license applicants. We successfully completed the acquisition of a 90% ownership stake in Guangzhou Municipality Tianhe Nuoya Bio-engineering Company Limited, or Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007 and a 19.9% investment in Qilu Stem Cells Engineering Company Limited, which operates the Shandong Cord Blood Bank, in May 2010. During the year ended March 31, 2011, we established a 90% owned subsidiary Zhejiang Lukou Biotechnology Co., Ltd. which now owns the exclusive license in conducting private and public cord blood storage services in Zhejiang province. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and applicants.

Expand Overseas Presence. We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We are the single largest shareholder with a 16.1% equity interest in CBB and Cordlife Singapore, the leading cord blood banking operators in Asia, as of June 30, 2011. CBB and Cordlife Singapore are providers of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries with significant populations and annual births of 41,000, 52,000, 25.1 million, 4.5 million and 2.5 million, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with CBB and Cordlife Singapore to expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

Our Revenue Model

As described above, the payment for our services consists of processing fees payable at the time of subscription or by installments over a typical contract period of 18 years, depending on the payment option elected by subscribers, and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenue from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our direct costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities and rental expenses. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2009, 2010 and 2011, depreciation expenses, our most significant fixed cost, accounted for 12.6%, 18.3%, and 15.2%, respectively, of our direct costs (cost of revenue), and rental expenses accounted for 4.9%, 4.3%, and 3.2%, respectively, of our direct costs. Based on our operating experience and historical growth, we believe we will be able to generate sufficient processing and storage fees to cover our operating costs. Moreover, as cord blood banking services are not subject to price control by the PRC government, we have the flexibility to set and adjust our fees in response to changing market dynamics.

Our Competitive Strengths

Early Entrant Advantage with Multiple Cord Blood Banking Licenses in China.  We were the first licensed cord blood bank operator in China. We have the license to operate in Beijing, Guangdong and Zhejiang. To date, the PRC government authorities has issued seven cord blood banking licenses in China. As the cord blood banking industry in China is at an early stage of development, we enjoy certain competitive advantages as an early entrant, including the following:

•
Our Beijing-based subsidiary, Jiachenhong, was the first licensed cord blood bank operator in China. Since we have the longest operating history among a limited number of operators in China, we assist PRC governmental authorities whenever possible by providing our inputs and opinions in hopes of heightening industry standards and improving the regulatory framework for the cord blood banking industry in China.

•
We have developed a reputable brand in delivering quality cord blood banking services. We believe that we have achieved consistently good results in terms of preserving our subscribers’ cord blood deposits. We have provided more than 200 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations.

•
We have access into cord blood banking licensing in Beijing, Guangdong and Zhejiang, three out of the seven licensed regions in which the operation of cord blood banks is permitted in China. The PRC government plans to issue cord blood banking licenses in up to three additional regions by 2015. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future.

Extensive Hospital Networks in Our Existing Markets.  We provide our services through collaboration with selected hospitals in our operating regions. Our hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our sales and marketing activities. Our focus on building an extensive hospital network by collaborating with hospitals has contributed to our successful growth. We have established collaborative relationships with 100 major hospitals in Beijing. Since we completed the acquisition of Nuoya in May 2007, we have over 130 major hospitals participating in our hospital network in Guangdong and expect to further develop our network in this market.

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

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. To date, we have spent RMB311.1 million ($47.5 million) to build our infrastructure. The total number of units stored at our cord blood banks amounted to 94,288, 142,930 and 202,449 as at March 31, 2009, 2010 and 2011, respectively. As at March 31, 2011, we had extra capacity to store approximately 547,000 additional units for Beijing and Guangdong combined. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing and Guangdong, we believe we have the ability to further increase our capacity to meet increasing market demand.

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

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for expectant parents as a precautionary healthcare measure for the benefit of their children and other family members. Our subscription services accounted for 99.2%, 99.5% and 99.4% of our revenues for the years ended March 31, 2009, 2010 and 2011, respectively.

We have developed hospital networks by entering into collaborative agreements with hospitals located in Beijing and Guangdong, where we are licensed to operate. Our collaborating hospitals collect the cord blood of the newborns of our subscribers and we pay them handling fees for the collection services provided. Our collaborating hospitals are required by our contracts to offer cord blood collection services to us on an exclusive basis. We are currently in a startup phase regarding our new Zhejiang operation.

Our subscribers are required to enter into a subscription contract with us prior to the birth of their children. The contract provides for the collection of cord blood from their newborns at one of our collaborating hospitals and preservation of the cord blood for an initial storage period up to 18 years. On the 18th anniversary, the child, who will have reached adulthood, will have the exclusive right to decide whether to extend the subscription for our services or to relinquish ownership of his or her cord blood for donation to our banks. Prior to January 1, 2008, we offered our subscribers three payment options: (1) payment of a one-time processing fee of RMB5,000 and a storage fee of approximately RMB500 payable each year for a period up to 18 years; (2) payment of a one-time processing fee of RMB5,000 and an annual storage fee of approximately RMB500 in one lump sum with a discount at 20% on the total storage fees payable over the contract period; and (3) payment of a processing fee at an installment of RMB1,100 at the time of subscription and an annual installment of RMB300 payable each year at each anniversary of the subscription, in which case our subscribers pay an additional amount of RMB1,200 compared to payment options (1) and (2), as well as payment of the storage fee of approximately RMB500 payable each year for a period up to 18 years. Between January 1, 2008 and January 31, 2009, we suspended payment option (2) to our subscribers while we continued to offer payment options (1) and (3) to our subscribers. Starting from February 1, 2009, subscribers can choose to make a bullet payment of 18 years of storage fees but without any discount, together with the one-time processing fee of RMB5,000. In addition, we offer medical practitioners, including doctors, nurses or other medical professionals, our services at a discount of 30% from time to time. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers.” We offer one-stop-shop services for our subscribers. Following the signing of the subscription contract, we notify the collaborating hospital chosen by our subscriber so that the hospital can arrange for one of its certified medical practitioners to collect the cord blood of the newborns of our subscribers. The cord blood collected is then transported to our facilities for testing, processing and storage. We act as the custodian of the cord blood stored at our facilities during the term of the subscription contract.

Given China’s strengthening economy and rising incomes, the management team decided to increase the processing fee by 16% effective for all subscription agreements signed after April 1, 2011, from RMB5,000 to RMB5,800, with storage fees remaining at approximately RMB500 per year.

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.8%, 0.5% and 0.6% of our revenues for the years ended March 31, 2009, 2010 and 2011, respectively.

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

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. Further, Jiachenhong is affiliated with AsiaCORD. We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. As of March 31, 2011, we generally charge a fee of RMB15,000 ($2,291) for providing one or more matching units in a cord blood transplant. For the years ended March 31, 2009, 2010 and 2011 the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 21, 20 and 60, respectively. In addition, during the years ended March 31, 2009, 2010 and 2011, there were 45, 57 and 86 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing and Guangdong:

	For the year ended March 31,
	2011	2010	2009
New subscriber sign-ups	56,518	45,252	34,678
New donations accepted(1)	3,001	3,390	698
Total	59,519	48,642	35,376

	As of March 31,
	2011	2010	2009
Units deposited by subscribers(2)	185,830	129,312	84,060
Units contributed by donors(1)	16,619	13,618	10,228
Total(2)	202,449	142,930	94,288

(1)	Excludes the matching units used during the relevant periods.

(2)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

•
Collection.  Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscriber gives birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into specialized container. Although we are not responsible for the collection, we provide a kit that contains the medical devices necessary for the collection procedure. Most umbilical cords yield approximately three to five ounces of blood.

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

•
Storage.  After testing and processing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the haematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of haematopoietic stem cells at our cord blood bank is documented and closely monitored to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As at March 31, 2011, our sales force (including after sales support) consists of a Beijing-based team with approximately 136 employees and a Guangdong-based team with approximately 203 employees. Their compensation consists of base salary and performance-based bonus assessed on a quarterly basis. Newly hired sales staff are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 100 major hospitals in Beijing. Since we completed the acquisition of Nuoya in May 2007, over 130 major hospitals have joined in our hospital network in Guangdong.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•
Activities targeting prospective parents.  We maintain our hospital networks with 100 major hospitals in Beijing and over 130 major hospitals in Guangdong. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various community centers to organize prenatal classes and other events for expectant parents.

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

It is our policy to maintain multiple vendors for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2011			2010		2009
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	1,155	7,562	22	4,973	19	2,881	15
Hangzhou Baitong Biological Technology Co., Ltd.	950	6,224	18	5,192	19	3,381	17
Fenwal Dahua Pharmaceutical Technology (Shanghai) Co., Ltd.	858	5,617	16	7,340	27	4,425	22
Beijing Probe Biological Technology Co., Ltd.	529	3,463	10	3,336	12	2,181	11
Total	3,492	22,866	66	20,841	77	12,868	65

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, most of our cord blood collection services have been performed through a limited number of hospitals. For the year ended March 31, 2011, one hospital in Beijing accounted for approximately 4% of the total number of cord blood collection procedures performed for our subscribers. We believe that such concentration is normal because our target subscribers are concentrated in a small number of popular hospitals in our existing markets.

Facilities

As of March 31, 2011, we maintain facilities in Beijing and Guangdong. The following table sets forth certain information relating to the premises we occupy:

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

As at March 31, 2011, our cord blood bank in Beijing had design storage capacities of 500,000 units. As at March 31, 2011, our cord blood bank in Guangdong had design storage capacities of 250,000 units. We believe that we have the requisite expertise and resources to expand our storage capacities to meet the growing demand for our services.

Quality Assurance

Our cord blood banking operations in Beijing has been accredited with GB/T19001-2000 (which is equivalent to ISO-9001), which are the national standards for quality control in China. Our laboratories in Beijing and Guangdong comply with the Good Laboratory Practice, or “GLP”, standards.

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

We maintain a comprehensive quality assurance program to ensure that we are in compliance with applicable quality standards. To illustrate, our collaborating hospitals collect the cord blood from the newborns of our subscribers with a collection kit containing the necessary tools and instruments that it prepares and provides to the hospitals in advance. We also take charge of the transportation of the cord blood from the hospitals to our facilities to ensure the quality of the cord blood does not deteriorate prior to reaching our facilities. When the cord blood arrives at its facilities, we begin testing and processing, including physical examination, whole blood cell and flow-cytometry counting, cultivation tests and microbe tests such as HIV, bacterial and virus tests. The testing results are verified by our officer in charge. Qualified cord blood units will then undergo a computer-controlled preparatory freezing process through which the cord blood units will be lowered to -90°C prior to cryopreservation. Throughout the process, our staff will monitor and verify that all information in relation to every cord blood unit is properly and accurately documented.

For the cord blood units in storage, we conduct random examinations on an annual basis to ensure the stored units are suitable for transplants if needed. In addition, we also conduct routine examinations, including checking the dust level in all GLP certified clean rooms, examining the accuracy of all measuring and testing equipment and testing the ultraviolet light output in each clean room and bacteria and mycosis cultivation in the air. We continuously monitor the temperature level, the humidity level, the air pressure difference among various clean rooms, and the layout of our equipment and apparatuses.

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

Competition

To date only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole cord blood banking licensee in Beijing, Guangdong and Zhejiang. We also have an investment of approximately 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. The operators of the other three cord blood banking licensees are Eastern Union Stem Cell & Gene Engineering Co., Ltd. in Tianjin, Shanghai Stem Cells Technology Co., Ltd. in Shanghai and Sichuan Stem Cells Co., Ltd. in Sichuan. The MOH has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

According to a policy paper published by the MOH in December 2005 and also an extension notice published in February 2011, cord blood banking licenses will be issued in up to three additional regions by 2015. We will seek to expand our geographical coverage by acquiring or collaborating with one or more successful applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood bank operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, more efficient management and higher level of technological expertise than us.

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

Employees

As at March 31, 2009, 2010 and 2011, we had 419, 541 and 610 full-time employees, respectively. The following table sets forth the number of employees based in Beijing and Guangdong respectively and categorized by function as at March 31, 2011:

	Beijing	Guangdong
Sales and marketing and after-sales support and services	136	203
Laboratory technicians	50	69
Management and administration	96	56
Total	282	328

As a committed and socially responsible healthcare company, we believe that people are the most important asset of our business. As a result, we aim to remunerate our employees based on their experience, job requirements and performance. Our compensation package typically consists of the basic salary, discretionary bonuses, share options or restricted share units. Our employees are not represented by any collective bargaining agreement, and we have never experienced a strike. We believe we have been successful in maintaining a harmonious relationship with our employees.

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($7.6 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB100.0 million ($15.3 million) to cover liabilities arising from storage of cord blood units. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contract obligations to our subscribers who needed such units for transplants; provided, however, the payments to which we are entitled in each incident are capped at RMB200,000 per person and RMB4.0 million in the aggregate.

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

We believe our insurance coverage is consistent with typical industry practices. However, our business and prospects could nonetheless be adversely affected in the event our insurance coverage is insufficient to cover our losses. See “Key Information — Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.”

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

Information Technology

Our information technology system was developed by an independent third party and tailored to our unique business and operational needs. To ensure our information technology system is capable of handling our constantly evolving business environment and our expanding subscriber base, we retain software developers to maintain and upgrade our system. As at March 31, 2011, we had spent approximately RMB4.9 million ($0.7 million) to develop the ERP system at our facilities in Beijing and Guangdong.

We maintain close contact with our system developers to ensure our system is capable of handling the increasing amount of data as our subscriber base continues to grow. Our system currently operates on a Microsoft SQL Server 2000 platform and we have built upon the Microsoft platform in order to develop a larger and more comprehensive database and management system nationwide.

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2011, we incurred approximately RMB7.0 million ($1.1 million) research and development expense, derived from internal research and development effort.

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

On November 13, 2009, Nuoya entered into an cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years pursuant to which GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services by the expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH is entitled to an aggregate amount of RMB2.0 million annual advisory fee for providing technical consultancy services.

Investment in Cordlife

In June 2010, we entered into agreement to underwrite Cordlife’s rights issues for a total capital raise in the rights issue of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of RMB13.2 million ($2.0 million or AUD2.0 million), satisfied in cash. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a demerger of Cordlife more mature cord blood banking business. The demerger and distribution in specie were subsequently completed and effective on June 30, 2011. Cordlife, a publicly traded company on the Australian Securities Exchange is a healthcare company with cord blood banking services as its main business line. During the year ended March 31, 2011, our interest in Cordlife was categorized as available-for-sale securities on our balance sheet and we did not consolidate or account for under the equity method our share of Cordlife’s operating results and net assets during such period. After the demerger, we now hold 16.1% of CBB and Cordlife Singapore. Our investment in CBB is classified as available-for-sale securities and our investment in Cordlife Singapore is classified as cost method investment.

Currently, CBB is a provider of cord blood banking services in India, Indonesia and the Philippines and Cordlife Singapore is a provider of cord blood banking services in Singapore and Hong Kong. Before the demerger, Cordlife was experiencing a period of significant growth. In 2006, Cordlife established a joint venture with a local partner in India to construct a cord blood bank, and formed a joint venture with a local partner to expand its cord blood bank business in Indonesia. As of March 31, 2011, we paid an aggregate of AUD12.4 million in exchange for shares of Cordlife. Such shares represented 16.1% equity interests in both CBB and Cordlife Singapore, subsequent to demerger as of June 30, 2011.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses. Qilu operates in the Shandong province. Based on China Statistical Yearbook 2009, over 1.1 million babies were born within Shandong province during 2009. We believe Shandong represents a very sizable market opportunity. In 2009, Shandong’s gross domestic product grew at a robust rate of 9.6% to RMB3,390 billion, according to China Statistical Yearbook 2009. We believe such strong underlying fundamental growth presents a very unique and attractive business opportunity for Qilu, the exclusive operator in Shandong province.

Investment in Lukou

During the year ended March 31, 2011, we acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of approximately $12.5 million and established a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd.. Lukou, which is 90% owned by us, which is the exclusive cord blood bank operator in the Zhejiang province to provide cord blood stem cells storage service for expectant parents as well as preserving cord blood units donated by the public. As of the date of this report, Lukou has not commenced full scale operation.

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

Global Demand for Cord Blood Banking Services

The demand for the global cord blood banking industry is driven by an increasing awareness of the wide range of diseases that stem cell can be used to treat. Improved healthcare has resulted in increased life expectancy with a larger aging population. An aging population has led to a higher rate of disease incidence and increased demand for medical care, including stem cell therapies. Cord blood stem cells can be used to treat over 80 types of diseases. As medical science continues to discover new application of cord blood stem cell therapies, many other diseases could potentially be treated. The expanded application of stem cell transplants is likely to further stimulate the demand for and the growth of cord blood bank facilities worldwide.

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

According to the U.S. Census Bureau, the population of the world has reached approximately 6.9 billion in June 2010 and the number of newborns each year is currently between 70 and 80 million worldwide. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Cord Blood Banking Industry in China

Based on historical evidence, we believe that revenue from storing cord blood units in consideration for subscription fees is expected to be the primary driver for the cord blood banking industry in China in the future.

Current Market Conditions

According to a policy paper published by the MOH in December 2005 and also an extension notice published in February 2011, cord blood banking licenses will be issued in up to three additional regions by 2015. According to the same policy paper, only one license will be granted to a cord blood bank operator in a designated provincial level region. Under this policy, cord blood banks licensed to operate in a particular region have the advantage of becoming the sole licensed operator in that region.

In addition to the seven licensed cord blood banks in China, there are a number of cord blood banks operating in China and they are in the process of meeting the applicable regulatory requirements before they can formally obtain a cord blood banking license in the relevant regions. Under current PRC government policy, cord blood banks are only permitted to operate in the regions in which they are licensed to operate. Moreover, the application process for a cord blood banking license in China is time-consuming during which time the applicant usually incurs significant initial investments, including costs to apply for a license and construct the facilities. For example, in respect of the seven cord blood banking licenses issued by the PRC government authorities to date, it took each applicant several years to obtain a cord blood banking license. This may deter potential cord blood bank operators with fewer financial resources from entering into the cord blood banking industry.

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•
Large number of newborns.  According to the National Bureau of Statistics of China, China had a population of 1.3 billion persons and 16.2 million newborns as of and for the year ended December 31, 2009. The large number of newborns in China provides substantial potential for cord blood bank operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 96 million people in 2009, has a larger population than many countries in the world, and there are two other regions in China of similar size. More than half of the regions in China have a larger population than California, and even Beijing, with a population of almost 18 million in 2009, has a larger population than all but four states in the United States.

•
Growth in GDP and urban disposable income and increasing focus on healthcare.  According to the National Bureau of Statistics of China, GDP per capita in China grew by 22.2%, 17.5% and 7.9% in 2007, 2008 and 2009, respectively. As average disposable income rises, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the MOH, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB1,129.0 billion in 2007, representing a compound annual growth rate of approximately 13.7%.

•
One-child policy in China.  China has adopted a “one-child” policy, which has curtailed, subject to limited exceptions, families from having more than one child. This gives Chinese parents the incentive to store cord blood stem cells from their only child as it is difficult to obtain matching stem cells if that only-child needs a transplant. As the public awareness of benefits associated with cord blood banking increases, an increasingly large number of Chinese parents are expected to subscribe for cord blood banking services in order to enhance the survival chances of their children in the event of a critical illness, such as leukemia. Further, the “one-child” policy may increase the usage of cord blood banking services because there are no bone marrow cord blood units available from siblings which may potentially match the patient in need of transplants.

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

•
Additional diseases that stem cells can be used to treat.  Based on publicly available information, cord blood stem cells can be used to treat approximately 80 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover diseases that can be treated by stem cell therapies.

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

China adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. In 1999, China adopted the Trial Measures for the Administration of Cord Blood Bank to regulate the establishment and operation of the cord blood banks. In 2001, China adopted the Trial Cord Blood Bank Establishment Guidelines to implement Trial Measures for the Administration of Cord Blood Bank. In 2002, China adopted the Provisional Cord Blood Bank Technical Guidelines, which regulate the way and activities that we handle the cord blood which we process and store. In 2005, the MOH further adopted the Measures for Administration of Blood Stations, or the Measures, to regulate the operation of blood stations in general. In addition, the DOHs of Guangdong, Zhejiang and Shandong have promulgated relevant rules to regulate the operation of blood stations at the province-level. The Measures specify that cord blood banks are special blood stations that are subject to regulation under the Measures.

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

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit cord blood bank. The Measures do not define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The Zhejiang Cord Blood Bank operated by our subsidiary Lukou obtained its license from the Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their business combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the MOH and its regional DOHs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood bank operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in February 2008.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the MOH nor any DOH has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Key Information — Risk Factors — Risks Relating to Our Business — If PRC regulators order licensed cord blood bank operators in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected” and “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

In 2004, the year before the Measures were adopted in final form but after the Measures were already in effect in provisional form, the Shanghai DOH shut down a cord blood bank operator that had been operating in Shanghai on the grounds that it was operating cord blood collection services without a license. The operator of that cord blood bank sued in court to overturn the administrative decision of the Shanghai DOH, arguing, among other things, that their business was not subject to the provisional Measures. The court ruled to uphold the administrative decision. While court rulings in the Chinese legal system have no precedential authority, we believe that we must maintain and periodically renew our blood station licenses in order to continue operating our cord blood banking business, and that we must continue providing our matching services in order to maintain and periodically renew our blood station licenses.

The Measures emphasize the regulation of cord blood bank’s non-profit activities of collecting and storing cord blood from donors as well as supplying cord blood for clinical use, but they fail to provide clear stipulations regarding certain other activities that are frequently carried out in connection with cord blood banking, including cord blood banks’ offering fee-based commercial services of storing cord blood entrusted to them by subscribers for the benefit of those subscribers and not of the general public. As far as we know, all the operations of fee-based commercial services of storing cord blood in China, including without limitation, the operations of Jiachenhong, Nuoya, and in the future Lukou, all have the same business model and structure.

Our PRC legal counsel, JunZeJun Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding five paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood bank operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

According to a circular issued by the MOH on December 16, 2005, and also an extension notice published in February 2011, additional cord blood banking licenses will be granted in up to three other regions by 2015. Only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. The application process for a blood station license commences with the applicant’s submission to the DOH of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH. As provision of cord blood banking services concerns public health, the DOH scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. For example, the Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process.

The license is valid for a term of three years which may be renewed three months prior to expiration with the relevant DOH. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which expire on June 29, 2013, May 13, 2012 and September 21, 2013 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the DOH, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood unit or continue to store the cord blood units for the benefit of the subscribers who do not fulfill their payment obligations. If the cord blood units are donated to patients in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to pay them substantial monetary damages. See “Key Information — Risk Factors — Risks Relating to Our Business —  We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation”.

PRC Tort Liability Law

The PRC Tort Liability Law was adopted at the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009 and effective as of July 1, 2010, which deals with tort liability relating to products, motor vehicle traffic accidents, medical treatment, environmental pollution, high risk operations, kept animals and things. Under the Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Tort Liability Law also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to be calculated and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the people’s court.

Since the cord blood units are taken from human’s body, and in the case of our business operation, are entrusted to be stored by us principally for potential clinical use, which concerns personal right of enjoying the health, the loss or damage to the cord blood units may be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. See “Key Information — Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly”.

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the revised Catalogue does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited. Moreover, the Catalogue revised in 2007 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2007, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue””.

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liabilities companies and companies limited by shares. It is expected that the PRC Law of Wholly Foreign Owned Enterprises, or the WFOE Law, and its implementing regulations will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. Jiachenhong, Nuoya and Lukou, our subsidiaries in the PRC, are governed by both the PRC Company Law and the WFOE Law and their implementing rules. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is not a foreign invested enterprise under PRC Law.

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

In addition, business operators with the ability to control the price or quantity of commodities or other trading conditions or those with the ability to block or affect other business operators entering into the relevant markets are prohibited from engaging in certain business conducts that would result in abuse of their dominant market position.

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

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidation distribution, equity sales proceeds, or return of funds upon a capital reduction. Further, this regulation requires repatriation into China by PRC residents of all dividend profits or capital gains that they obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such profits or gain. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On May 20, 2011, the SAFE issued the Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies Operating Instruction, or “the Operating Instruction”, which provides explicit rules and simplifies procedures under Notice 75. The Operating Instruction concentrates on filing materials and procedures of foreign exchange registration, alteration registration, supplementary registration and cancellation registration of offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or invest in reverse or make other substantial changes in capital or equity interests prior to the completion of the registration. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area where one of the primary domestic enterprise is located, to comprehensively register with. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan. See “Key Information — Risk Factors — Risks Relating to Operations in China”.

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

Failure to comply with this new regulation may lead to sanctions by the Ministry of Commerce or other PRC regulatory authorities that are provided for in other relevant regulations governing foreign investment, foreign exchange, taxation, business registration, securities, and administration of state-owned assets. See “Key Information — Risk Factors — Risks Relating to Operations in China”.

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

In addition, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered as PRC resident enterprises and subject to PRC enterprise income tax at the rate of 25% on their worldwide income. We do not expect to be characterized as a resident enterprise because our managerial body as well as our office are located in Hong Kong rather than within the PRC. However, we cannot assure you that we will not be treated as a resident enterprise for PRC tax purposes. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to us may be exempt income if we and our non-PRC subsidiaries are each treated as a qualified resident enterprise under the new tax law and the implementing regulations. If we were considered as a PRC resident enterprise, it is also possible that the new tax law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the new tax law, in the event that we are considered as a resident enterprise for PRC tax purposes, foreign shareholders and holders of our ordinary shares could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such income is regarded as income from sources within the PRC. See “Key Information — Risk Factors — Risks Relating to Operations in China — Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries”. If we are deemed to be PRC-based but refuse to file tax returns or pay tax, or underpay our taxes, the tax authority has the power to impose upon us a penalty up to five times the tax unpaid or underpaid.

Regulation on PRC Resident’s Participation of Share Option Plan Offered by an Offshore Company

The regulations governing foreign exchange matters of PRC residents promulgated by the People’s Bank of China require an employee share option plan or restricted share unit scheme offered by an offshore listed company to be filed with and approved by SAFE. A special bank account will be opened in the PRC for the purpose of receiving, and subsequent allocation to the participating PRC residents, the proceeds or dividends derived from such share option plan.

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

CCBC was formed through the Business Combination, which involved the Merger of Pantheon with and into Pantheon Arizona, then a wholly owned, non-operating subsidiary of Pantheon formed for the purpose of effecting the Merger, with Pantheon Arizona surviving the Merger, and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands. Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed the Share Exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares. In August 2009, CCBC entered into agreements with holders of the remaining 6.06% issued and outstanding shares of CCBS to exchange such shares for 3,506,136 newly issued shares of CCBC with the result that CCBS is now our wholly owned subsidiary. CCBS entered into these arrangements pursuant to its decision to seek alternative ways to achieve a U.S. public market presence for its shares other than through our initial public offering. Pursuant to our public offering on November 19, 2009, we were listed on the New York Stock Exchange with a ticker symbol “CO”.

CCBS was incorporated on January 17, 2008 under the Companies Law (2010 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. CCBS holds an indirect 100.0% interest in Jiachenhong, an indirect 90.0% interest in Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 16.1% interest (as of June 30, 2011) in CBB and Cordlife Singapore, providers of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

Following the Business Combination and the share exchange with the remaining CCBS’ shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBS’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, Pantheon management prior to the Business Combination owned 2.0% of CCBC’s issued shares and CCBC management team who received CCBC shares via exercising CSC options owned 5.7% of CCBC’s issued shares.

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

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole cord blood banking licensee in Beijing, and Nuoya is the operator of the sole cord blood banking licensee in Guangdong. Lukou is our newly formed subsidiary, holding the exclusive cord blood banking license in Zhejiang and is the sole operator in Zhejiang province. We also indirectly owned 19.9% effective interest in Qilu, the sole cord blood banking licensee in Shandong.

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech, and an affiliate acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by Weixiao Medical Technology Limited, or Weixiao Medical, a company incorporated in the British Virgin Islands and specializing in medical equipment and technologies. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and Weixiao Medical in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells equity interest in CSC Holdings was reduced to 50.2%. Immediately after the Business Combination described above, GM Stem Cells owned 46.3% equity interest in CCBC.

The cord blood bank in Guangdong operated by Nuoya received its cord blood banking license in June 2006. In May 2007, CSC South, our subsidiary, completed the acquisition of Nuoya. CSC South, being 90% owned by us, is the sole shareholder of Nuoya.

During the year ended March 31, 2011, we acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of approximately $12.5 million and established a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd.. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood bank operator in the Zhejiang province.

On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share.  Total gross proceeds of $31.5 million raised will be used in our Zhejiang operation build-out and for general working capital purposes.

On December 10, 2010, we completed a warrant exchange offer to simplify our capital structure, which allowed warrant holders to receive one ordinary share for every eight warrants outstanding. We issued an aggregate of 1,627,518 ordinary shares upon closing of the warrant exchange offer, equal to approximately 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. After giving effect to the warrant exchange and as of March 31, 2011, we had 75,406,875 ordinary shares issued and outstanding. Any remaining warrants outstanding that were not exercised expired on December 13, 2010.

 The cord blood bank in Shandong operated by Qilu received its permission to commence operation from Shandong DOH in February 2008. In May 2010, we completed the investment in an effective 19.9% equity interest in Qilu via our wholly owned Hong Kong incorporated subsidiary, China Stem Cells (East) Company Limited.

In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. Every three ordinary shares of Cordlife are entitled to subscribe one new ordinary share at AUD0.32. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation. We continued to participate in the rights issue and take up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of RMB13.2 million ($2.0 million or AUD2.0 million). As of March 31, 2011, CSC East, our wholly owned subsidiary, has acquired an aggregate 24,366,666 ordinary shares of Cordlife. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a demerger of Cordlife more mature cord blood banking business and Cordlife would become CBB and Cordlife Singapore. CBB and Cordlife Singapore together provide cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

The demerger and distribution in specie were subsequently completed and effective on June 30, 2011. As a result, we own 16.1% interest in both CBB and Cordlife Singapore as of June 30, 2011.

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

As of March 31, 2011, we maintain facilities in Beijing and Guangdong. The following table sets forth certain information relating to the premises we occupy:

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

As at March 31, 2011, our cord blood bank in Beijing had a design storage capacities of 500,000 units. As at March 31, 2011, our cord blood bank in Guangdong had a design storage capacities of 250,000 units. We believe that we have the requisite expertise and resources to expand our storage capacities to meet the growing demand for our services.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Key Information — Selected Financial Data” and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Key Information — Risk Factors” of this report.

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Beijing Jiachenhong Biological Technologies Co., Ltd., or Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to a policy paper published by China’s Ministry of Health in December 2005, and the extension of the policy published in February 2011, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 19.9% equity interest in Qilu Stem Cells Engineering Company Limited, the operator of the exclusive licensed cord blood bank in Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, including Beijing, Guangdong and Zhejiang provinces was estimated to be 1.8 million in 2009, accounting for approximately 46% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. With a newborn population of 16.2 million in 2009, China had the second largest newborn population in the world, according to the CIA World Factbook. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and haematopoietic stem cell related therapies. Furthermore, our position as the single largest shareholder with 16.1% equity interest (as of June 30, 2011) in CBB and Cordlife Singapore, the leading cord blood banking operators in Southeast Asia, provides the foundation for further expansion into attractive markets such as India, Indonesia and the other countries in Southeast Asia and with mature operations in stablized markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 339-person sales team has direct access to expectant parents through exclusive collaboration with more than 230 hospitals in Beijing and Guangdong. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 185,830 in March 2011.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. The proportion of our storage fee revenue increased from 18.5% for the year ended March 31, 2010 to 20.9% for the year ended March 31, 2011. We expect the percentage of our recurring revenue will continue to grow as we expand our subscriber base.

We recorded revenues and net income of RMB339.5 million ($51.9 million) and RMB91.7 million ($14.0 million), respectively, during our fiscal year ended March 31, 2011.

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

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenues from fees generated from our matching services, referred to in this report as “matching fees”, which reflect consideration for providing matching cord blood units collected from public donors to patients in need of transplants. Because a significant portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we benefit from economies of scale as the number of units stored at our cord blood facilities increases. Moreover, as cord blood banking services are not subject to price control by the PRC government, we have the flexibility to set and adjust our fees in response to changing market dynamics. Effective from April 1, 2011, we raised our processing fee from RMB5,000 to RMB5,800.

Our new subscriber sign-ups for the years ended March 31, 2009, 2010 and 2011 were 34,678, 45,252 and 56,518, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or successful license applicants in other regions. Our new Guangdong storage facility commenced operation in September 2008 and new Beijing storage facility in April 2009. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures.” In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•
Investment in Lukou.  During the year ended March 31, 2011, we acquired the right to operate the cord blood bank in the Zhejiang province and established a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd.. Lukou, which is 90% owned by us, and is the exclusive cord blood bank operator in the Zhejiang province to provide cord blood stem cells storage service for expectant parents and to preserve cord blood units donated by the public. As of the date of this report, Lukou has not commenced full scale operations.

•
Investment in Qilu.  Qilu is the sole licensee in the Shandong province. It obtained permission from Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu. Therefore, we do not consolidate or account for under the equity method our share of Qilu operating results and net assets, and state the investment at cost less impairment losses.

•
Limited operating history.  We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. Although Jiachenhong obtained the license for its cord blood bank in September 2002, Jiachenhong was acquired by our substantial shareholder, Golden Meditech, in September 2003. Similarly, although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. As a result, Nuoya’s financial condition and results of operations have been consolidated into ours only after May 2007 and were reflected in part in our consolidated financial statements for the year ended March 31, 2008, and in full in our consolidated financial statements starting from the year ended March 31, 2009. We expect Nuoya’s operation in Guangdong will significantly contribute to our financial condition and results of operations in the future because we have significantly increased the size of the market that we can address. According to National Bureau of Statistics of China, Guangdong had approximately 1.1 million newborns in 2009, which was significantly bigger than Beijing during the same period.

Factors Affecting Our Financial Condition and Results of Operations

We have benefited significantly from favorable demographic trends, overall economic growth and increased demand for innovative healthcare services in China. The overall economic growth and the increase in the GDP per capita in China in recent years have led to a significant increase in healthcare spending in China. At the same time, China’s “one-child” policy has resulted in parents’ increasing willingness and ability to devote more resources to their children. We anticipate that demand for cord blood banking services will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. Any adverse changes in the economic conditions or regulatory environment in China, however, may have a material adverse effect on the cord blood banking industry in China, which in turn may harm our business and results of operations.

Demand for Cord Blood Banking Services

As of the date of this report, seven cord blood banking licenses had been granted in seven regions in China, and the PRC government plans to issue cord blood banking licenses in up to three additional regions by 2015. Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population, (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas, (iii) China’s one-child policy, (iv) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking and (v) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking. We benefit from economies of scale because a significant portion of our operating costs, such as depreciation expenses of our storage facilities and rental expenses, are fixed. Therefore, increased demand for our services is likely to lead to economies of scale and increased profits.

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

Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800.

Aside from the processing fee, the subscriber is obligated to make an annual payment of RMB620. This annual payment consists of a storage fee of approximately RMB500 and an insurance premium of approximately RMB120. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance carrier are not included in our consolidated statements of operations.

Because the PRC government currently does not regulate prices of cord blood banking services, we have the flexibility to set and adjust the subscription packages in response to changing market dynamics and have been targeting our subscription services at all expectant parents in our existing markets. For example, we offer medical practitioners, including doctors, nurses or other medical professionals, cord blood banking services at certain discounts from time to time. If subscription services become subject to price control in China, our financial condition and results of operations would be adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — Our business activities are subject to regulations that may impose significant costs and restrictions.”

Payment Methods for Subscribers

We offered our subscribers three payment options:

•
Option One:  payment of a one-time processing fee of RMB5,000 (RMB5,800 effective from April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years.

•
Option Two:  payment of a one-time processing fee of RMB5,000 and a bullet payment of 18 years of storage fees at a discount of 20% to the total amount of storage fees payable under the contract at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and a bullet payment of 18 years of storage fees (with no discount) at the time of subscription, has become available to new subscribers since February 1, 2009. Beginning from April 1, 2011, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB5,800 and a bullet payment of 18 years of storage fees (approximately RMB500 x 18) with no discount. Starting from April 1, 2011, subscribers in Guangdong who choose this option will pay a bullet payment of 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640, representing a 20% discount of the one-time processing fee.

•
Option Three:  payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year for a period of 18 years, representing a surcharge of RMB1,200 to the total amount of processing fees payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Beginning from April 1, 2011, subscribers in Beijing who choose this option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fees payable under the contract.

Subscribers in Guangdong who choose this option between April 1, 2011 and June 30, 2011, will pay the processing fee by four installments. The first, second, third and forth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fees payable under the contract. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fees payable under the contract. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

For the year ended March 31, 2011, approximately 40.8% of new subscribers chose Option One, compared to 38.8% in the year ended March 31, 2010. Option Two represented approximately 16.2% and 6.1% of new subscribers signed up during the year ended March 31, 2011 and 2010 respectively. 43.0% of new subscribers chose Option Three for the year ended March 31, 2011, compared to 55.1% in the prior year period. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. Accordingly, an increase in new subscribers also resulted in an increase in current accounts receivable. For the year ended March 31, 2011, current account receivables amounted to RMB77.4 million ($11.8 million), compared to RMB61.3 million in the prior period.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible will be recorded in the non-current receivables. As the accumulated number of subscribers choosing Option Three continue to grow, the non-current account receivables as well as the total account receivables will also increase. Non-current account receivables for the year ended March 31, 2011 amounted to RMB241.0 million ($36.8 million) as compared to RMB176.9 million last year.

Turnover periods for current accounts receivable for the years ended March 31, 2009, 2010 and 2011 determined based on average current accounts receivable and revenues in the respective periods, were 69 days, 78 days and 75 days, respectively. Turnover days for current account receivables for the year ended March 31, 2010 increased to 78 days from 69 days for the year ended March 31, 2009, and decreased to 75 days for the year ended March 31, 2011. The fluctuations on turnover days were mainly due to the timing of settlement.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•
Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Payment Option Three). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this Annual Report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.”

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2011, we had 100 hospitals participating in our hospital network in Beijing. Since the Nuoya acquisition in May 2007, we have established collaborative relationships with over 130 major hospitals in Guangdong and are seeking to significantly expand our hospital network in this market.

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

As the first licensed cord blood bank operator in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to obtain additional licenses. Currently, we have not formally submitted any written notice to any DOH concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the DOH in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.”

•
There exists substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, before we became the parent company of Jiachenhong in March 2005, the former Jiachenhong management commenced construction of two cord blood banks in the regions outside Beijing as part of its strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available to the former management at the time. After becoming the parent company of Jiachenhong in March 2005, we continued to monitor the government’s policy on regions where additional cord blood banking licenses are likely to be issued but basing on available information, were unable to ascertain whether the locations of the two cord blood banks constructed by the former Jiachenhong management were regions where additional cord blood banking licenses in China are likely to be issued. As such, we abandoned construction of the two cord blood banks commenced by the former management of Jiachenhong and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we are still in an exploration stage and we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord Blood Bank Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood bank operators or applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. Nuoya is our cord blood bank operator in Guangdong, one of the most populous regions in China. According to the Chinese National Bureau of Statistics, the number of newborns in Guangdong in 2009 was more than eight times as many as that in Beijing. We acquired the right to operate cord blood banks in Guangdong through our acquisition of Nuoya in May 2007. Our operation in Guangdong has significantly increased the size of the market that we can access.

On May 6, 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood bank operator in the Shandong province for a cash consideration of approximately $20.5 million. Based on China Statistical Yearbook 2009, over 1.1 million babies were born within Shandong province during 2009. It represented a very sizable market opportunity.

During the year ended March 31, 2011, we entered into agreements to acquire the operating right to operate the Zhejiang cord blood bank for consideration of RMB82.1 million ($12.5 million) from a third party and to form a new subsidiary, Lukou, to operate the Zhejiang cord blood bank. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood bank operator.

We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. Cordlife was then a company whose shares are listed on the Australian Securities Exchange and provides cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Our investments in Cordlife have been accounted for as an available-for-sale investment and were stated at fair value in our consolidated balance sheets as of March 31, 2009, 2010 and 2011, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the statement of operations for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. In June 2010, we entered into agreement to underwrite a AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of RMB13.2 million ($2.0 million or AUD2.0 million), satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million and own 24,366,666 ordinary shares of Cordlife.

On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a demerger of Cordlife more mature cord blood banking business. The demerger and distribution in specie were subsequently completed and effective on June 30, 2011. As such, we own 16.1% interest in both CBB and Cordlife Singapore.

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

Preferential Tax Treatment

All of our operations are based in China, and our PRC subsidiaries, Jiachenhong, Nuoya and Lukou, are subject to PRC taxes, including enterprise income tax. Prior to January 1, 2008, as a foreign-invested production-oriented enterprise registered in the Beijing Economic and Technology Development Zone, Jiachenhong was entitled to pay enterprise income tax at a reduced rate of 15%, compared to the standard rate of 33%, and enjoyed the benefits of a tax holiday, which provided for an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Jiachenhong started making profit for the year ended December 31, 2004. Therefore, Jiachenhong was exempt from enterprise income tax for the years ended December 31, 2004 and 2005 and was subject to enterprise income tax at a reduced rate of 7.5% for the years ended December 31, 2006 and 2007. The 50% reduction of enterprise income tax remained applicable for the year ended December 31, 2008. Prior to January 1, 2008, Nuoya was subject to enterprise income tax at the standard rate of 33%.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for “HNTE” under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election. Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008. As a result of the above, Jiachenhong was subject to tax at 9% from April 1 to December 31, 2008, and was subject to tax at 15% for calendar years 2009 and 2010, and at 25% for calendar years 2011 onwards. The impact of the change in tax rate of Jiachenhong due to its status as an HNTE on current and deferred taxes was not accounted for until the year ended March 31, 2009 as the enactment date of the new preferential rate was in January 2009. Since January 1, 2008, Nuoya is subject to a tax rate of 25% under the EIT Law. Nuoya has been determined and acknowledged as a High and New Technology Enterprise (“HNTE”) on May 31, 2011 and such status was made valid retrospectively from January 1, 2010 until December 31, 2012. As such, Nuoya is expected to be subject to a reduced tax rate of 15% for the calendar years 2010, 2011 and 2012. The impact of the change in tax rate of Nuoya due to its status as an HNTE on current and deferred taxes was not accounted for during the year ended March 31, 2011 as Nuoya obtained the approval of enjoying the new preferential rate in June 2011.

In accordance with the Notice of Promulgation of the Guidelines for Determination and Administration of High and New Technology Enterprises, which was jointly promulgated by the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on July 8, 2008, enterprises that were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws will have their qualifications remain valid if such qualifications have not expired, but such enterprises cannot continue to enjoy the corresponding preferential tax treatment unless they can be redetermined as HNTE pursuant to the Measures for Determination and the Guidelines. The redetermination procedures under the Measures for Determination and the Guidelines may be handled either prior to or after the expiration of the validity period of their qualification. Additionally, for high-tech enterprises that were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, Circular 39 shall continue to apply. Given that Jiachenhong and Nuoya were determined as a HNTE, we believe that the new tax law should not have a material adverse effect on their ability to maintain their preferential tax treatment until the end of the relevant period. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations,” and Note 19 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. We have not provided for income taxes on accumulated earnings of Jiachenhong and Nuoya as of March 31, 2011 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2011, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB26.8 million ($4.1 million).

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

There are no penalties chargeable to all subsidiaries in the event of early termination.

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

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventory within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our balance sheet. The carrying value of our donated cord blood units was RMB31.6 million ($4.8 million) as of March 31, 2011. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventory is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2009, 2010 or 2011. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognizes as direct costs the cost of the estimated average number of cord blood units out of which one unit of cord blood will be matched over the period during which the cord blood units will remain active. The number of cord blood units that can be matched for a fee involves estimates of the future demand for cord blood units for transplants, the probability of finding a match in light of number of donated cord blood units stored and our industry knowledge. As of March 31, 2011, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, the Company estimates the number of successful matches of donated units will increase by 7% to 10% per annum. Based on the estimation, the carrying amount of the donated units will be recovered in approximately 10 years. If medical research discovers new and more effective medical procedures that make cord blood transplants more effective, or if medical research discovers more diseases that cord blood transplants can be used to treat, the estimated number of cord blood units that can be matched may increase. Conversely, if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment, the estimated number of cord blood units that can be matched may decrease. Any of the estimation variables which differ from our expectations may result in material adjustments to direct costs in future periods. The estimates are calculated based on forecast fees to be generated from estimated successful matches in the future without discounting the fees to their present values.

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

Allowance for doubtful receivables was RMB40.0 million ($6.1 million) as of March 31, 2011, compared to RMB17.2 million as of March 31, 2010. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The amount of impairment loss, if any, is the excess of the carrying value of an asset over its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2009, 2010 or 2011. The net carrying value of our property, plant and equipment was RMB250.3 million ($38.2 million) as of March 31, 2011 compared to RMB250.5 million as of March 31, 2010. The net value of intangible assets was RMB134.4 million ($20.5 million) as of March 31, 2011 compared to RMB26.3 million as of March 31, 2010. See “— Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

Impairment of Available-for-sale Securities

The Cordlife investment is classified as available-for-sale equity securities and is stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. However, when the fair value of our available-for-sale securities falls below cost, we determine whether the decline in value is other than temporary, in which case the unrealized loss has to be charged to income. In assessing whether the impairment is other than temporary, we consider the length of time and the extent to which the market value has been below cost, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the investee’s financial conditions, operational performance, future earnings potential, prospects, market conditions and near term development. As of December 31, 2008, the market value of the Cordlife investment was below our investment cost. Having considered the significance of the accumulated decline in the fair value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the current market conditions, management considered that the impairment loss on the investment was no longer temporary as of December 31, 2008. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the our investment in Cordlife. Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of Cordlife, resulting in total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2010 and 2011 of RMB27.1 million and RMB19.3 million ($3.0 million), respectively. See Note 9 to our annual consolidated financial statements for the year ended March 31, 2010 and 2011 included elsewhere in this report.

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

During the year ended March 31, 2011, we entered into agreements to acquire the right to operate a cord blood bank in Zhejiang. Such rights are stated at the assigned value of the asset on the date of acquisition after deduction of accumulated amortization. Where payment for an operating right is non-deductible for tax purpose, the simultaneous acquisition method is used to record the assigned value of the asset and the related deferred tax liability, such that the carrying amount of the asset upon initial recognition less deferred tax liability recognized equals the amount payable for the asset.

The amortization expenses are recognized on a straight line basis over an estimated economic useful life of 30 years. For the years ended March 31, 2010 and 2011, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million and RMB1.0 million ($0.1 million), respectively. The amortization expense relating to the right to operate in Zhejiang amounted to RMB0.4 million ($0.1 million) for the year ended March 31, 2011.

See Note 8 to our annual consolidated financial statements included elsewhere in this report. Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future.

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

The sources of our revenues consist of the following:

•
Processing fee.  Gross processing fee, currently charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011 (inclusive of a 5% business tax), represents consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay, subject to a surcharge (inclusive of a 5% business tax), a portion of the processing fee in installments.

•
Storage fee.  Gross storage fee, currently charged at the rate of approximately RMB500 (inclusive of a 5% business tax) per year, represents consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. We recognize the storage fees as our revenue on a net of business tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee of approximately RMB500 for the first year’s storage services was recognized as revenue, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the balance sheet, which would be recognized as revenues on a straight-line basis over the remaining storage period. From January 1, 2008 to January 31, 2009, we suspended the option to prepay the storage fees upfront at the time of subscription. Starting from February 1, 2009, our new subscribers may choose to make payment of a one-time processing fee of RMB5,000 or RMB5,800 from April 1, 2011 and a bullet payment of 18 years of storage fees (with no discount). Most of our subscribers elect to pay the storage fee on an annual basis at the beginning of each anniversary of the subscription contract.

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

Direct Costs

After a cord blood unit is collected at a collaborating hospital and transported to its facilities, we test and process the cord blood to extract stem cells contained in the unit and cryopreserves the stem cells at our cord blood banks. Direct costs reflect the costs incurred for these procedures as well as payments made to the hospitals to reimburse the costs they incur in performing the collection procedure for our subscribers. In addition, direct costs include an annual technical consulting fee of RMB2.0 million payable by us to Peking University People’s Hospital pursuant to a 20-year contract dated June 2006 for the hospital’s technology and procedural guidance to support our delivery of cord blood storage services. Nuoya also entered into a co-operation agreement with the Guangdong Women and Children’s Hospital and Health Institute. Pursuant to the agreement, Guangdong Women and Children’s Hospital and Health Institute provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB2.0 million. The agreement has a term of no less than 20 years commencing in November 2009. Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, direct labor, and processing and storage supplies, generally vary depending on the number of units stored at facilities.

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

•
Research and development expenses.  During the year ended March 31, 2011, we continued our internal research and development activities. Research and development expense were expended immediately as they incurred. RMB7.0 million ($1.1 million) research and development expense was incurred during the year ended March 31, 2011 compared to RMB5.8 million research and development expense incurred during the year ended March 31, 2010.

Results of Operations

The following table summarizes our results of operations for the periods indicated:

	For the year ended March 31,
	2011			2010		2009
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	51,850	339,532	100.0	261,536	100.0	194,537	100.0
Direct costs	(11,816)	(77,376)	(22.8)	(65,730)	(25.1)	(49,171)	(25.3)
Gross profit	40,034	262,156	77.2	195,806	74.9	145,366	74.7
Operating expenses
Selling and marketing expenses	(7,266)	(47,583)	(14.0)	(39,480)	(15.1)	(28,868)	(14.8)
General and administrative expenses	(12,796)	(83,794)	(24.7)	(53,317)	(20.4)	(31,301)	(16.1)
Research and development	(1,063)	(6,960)	(2.0)	(5,816)	(2.2)	—	—
Subtotal	(21,125)	(138,337)	(40.7)	(98,613)	(37.7)	(60,169)	(30.9)
Operating income	18,909	123,819	36.5	97,193	37.2	85,197	43.8
Other income (expenses), net
Interest income	1,384	9,065	2.7	6,411	2.5	3,638	1.8
Interest expense	(398)	(2,606)	(0.8)	(2,431)	(0.9)	—	—
Exchange gain (loss)	74	486	(0.1)	(417)	(0.2)	(351)	(0.2)
Write-off of deferred offering costs	—	—	—	—	—	(9,473)	(4.9)
Write-off of deferred reverse recapitalization costs	—	—	—	(21,566)	(8.2)	—	—
Impairment loss on available-for-sale equity securities	—	—	—	—	—	(37,426)	(19.2)
Others	210	1,378	0.6	473	0.1	714	0.4
Subtotal	1,270	8,323	2.4	(17,530)	(6.7)	(42,898)	(22.1)
Income before income tax	20,179	132,142	38.9	79,663	30.5	42,299	21.7
Income tax expense	(5,181)	(33,929)	(10.0)	(24,770)	(9.5)	(17,854)	(9.2)
Net income	14,998	98,213	28.9	54,893	21.0	24,445	12.5

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Revenues

Revenue increased by 29.8% to RMB339.5 million ($51.9 million), from RMB261.5 million last year. The increase was largely attributable to the 24.9% increase in new subscriber numbers to 56,518 new subscribers and the expansion in the accumulated subscriber base. As of March 31, 2011, total units stored for our subscribers increased to 185,830, compared to 129,312 on March 31, 2010 and no material early termination was recorded for the two years ended March 31, 2011. This strong growth was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure. Our effective marketing and promotion initiatives had led to deepening penetration in our operating regions and continued growth in our total subscriber number. For the year ended March 31, 2011, processing fees which accounted for 79.1% of the total revenue, grew 26.0% to RMB268.6 million ($41.0 million). Revenue generated from storage fees grew 46.7% to RMB70.9 million ($10.8 million), representing 20.9% of our total revenue.

Direct Costs

Direct costs increased to RMB77.4 million ($11.8 million) for the year ended March 31, 2011, from RMB65.7 million for the year ended March 31, 2010, due to rising sales activities and overall subscriber base expansion. For the year ended March 31, 2011, variable costs and fixed costs accounted for approximately 75.2% and 24.8% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses, liquid nitrogen and consultation related expenses are classified as fixed costs. Direct Labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

Gross Profit

For the year ended March 31, 2011, gross profit amounted to RMB262.2 million ($40.0 million), up 33.9% from RMB195.8 million for the year ended March, 31, 2010. Gross margin for the year ended March 31, 2011 stood at 77.2% compared to 74.9% in the prior year period. Gross margin increased as a result of economy of scale and subscriber base expansion.

Operating Expenses

Operating expenses increased to RMB138.3 million ($21.1 million) for the year ended March 31, 2011, compared to RMB98.6 million for the year ended March 31, 2010.

•
Research and development expenses.  For the year ended March 31, 2011, we incurred approximately RMB7.0 million ($1.1 million) research and development expenses, compared to RMB5.8 million for the prior year period. Research and development expenses maintained at approximately 2.0% of revenue for both years ended March 31, 2011 and 2010. Research and development expenses were expensed immediately as they were incurred.

•
Sales and marketing expenses.  Sales and marketing expenses amounted to RMB47.6 million ($7.3 million) for the year ended March 31, 2011, representing an increase from RMB39.5 million in the prior year. Sales and marketing expenses rose as a result of our ongoing market and promotion campaigns. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets like Beijing and Guangdong.

•
General administrative expenses.  For the year ended March 31, 2011, general administrative expenses rose to RMB83.8 million ($12.8 million) as compared to RMB53.3 million in the prior year. The increase in general administrative expenses was in line with the growth in revenue, and was largely attributable to the higher staff count and bad debt provision as a result of the rapidly growing business operations and expanding subscriber base, and we also incurred larger amount of legal, professional and compliance related expenses during the current year.

Operating Income

As a result of the foregoing, operating income increased by 27.4% to RMB123.8 million ($18.9 million) for the year ended March 31, 2011, from RMB97.2 million for the year ended March 31, 2010.

Other Income (Expenses), Net

For the year ended March 31, 2011, we had net other income amounted to RMB8.3 million ($1.3 million), while for the year ended March 31, 2010, we had other expenses of RMB17.5 million. The increase in other income was largely attributable to the reduction in write-off amount. We wrote-off RMB21.6 million of deferred reverse recapitalization costs during the year ended March 31, 2010 while there was no similar write-off in the current year. In addition, we recorded interest income of RMB9.1 million ($1.4 million) for the year ended March 31, 2011, compared to RMB6.4 million in the prior year.

•
Write-off of deferred reverse recapitalization costs.  For the year ended March 31, 2010, we recorded write-off of RMB21.6 million deferred reverse recapitalization costs which included the net liabilities of Pantheon and the fees incurred in connection with the Business Combination. No such write-off was recorded during the current year.

•
Interest Income.  Interest income for the year ended March 31, 2011 increased to RMB9.1 million ($1.4 million). The increase in interest income was mainly attributable to increase in cash balance and proceeds raised pursuant to the follow-on offering in November 2010 and the increase in the subscriber base who chose the installment payment plan.

•
Interest Expense.  During the year ended March 31, 2011, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million ($6.9 million). The loan agreement bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. Pursuant to this loan agreement, we incurred approximately RMB2.6 million ($0.4 million) interest expense for the year ended March 31, 2011. In the prior year, we had also entered into a RMB45.0 million loan agreement with a commercial bank in the PRC, and incurred approximately RMB2.4 million interest expense for the year ended March 31, 2010.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2011 amounted to RMB132.1 million ($20.2 million), up from RMB79.7 million for the year ended March 31, 2010.

Income Tax Expense

For the year ended March 31, 2011, we recorded an income tax expense of RMB33.9 million ($5.2 million), up 37.0% from RMB24.8 million for the year ended March 31, 2010. It represented an effective tax rate of 25.7%. The higher effective tax rate in the year ended March 31, 2010 was mainly due to the non-deductible write-off of deferred reverse recapitalization costs.

Net Income

Due to the reasons mentioned above, our net income for the year ended March 31, 2011 amounted to RMB98.2 million ($15.0 million), compared to RMB54.9 million for the year ended March 31, 2010.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Revenues

Revenue increased by 34.4% to RMB261.5 million, from RMB194.5 million in the year ended March 31, 2009. The increase was largely attributable to the 30.5% increase in new subscriber numbers to 45,252 new subscribers and the expansion in the accumulated subscriber base. As of March 31, 2010, total units stored by our subscribers increased to 129,312, compared to 84,060 on March 31, 2009 and no early termination was recorded for the two years ended March 31, 2010. The increase in revenue was largely attributable to our effective marketing and promotion campaign and our ability to enhance the public awareness toward cord blood banking. For the year ended March 31, 2010, processing fees which accounted for 81.0% of the total revenue, grew 28.6% to RMB211.9 million. Revenue generated from storage fees grew 70.9% to RMB48.3 million, representing 18.5% of our total revenue.

Direct Costs

Direct costs increased to RMB65.7 million for the year ended March 31, 2010, from RMB49.2 million for the year ended March 31, 2009, due to rising sales activities and overall subscriber base expansion. For the year ended March 31, 2010, variable costs and fixed costs accounted for approximately 30.0% and 70.0% of total direct costs respectively. Expense like depreciation and amortization expenses, rental expenses, liquid nitrogen and consultation related expenses are classified as fixed costs. Direct Labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

Gross Profit

For the year ended March 31, 2010, gross profit amounted to RMB195.8 million, up 34.7% from RMB145.4 million for the year ended March 31, 2009. Gross margin for the year ended March 31, 2010 stood at 74.9% compared to 74.7% in the year ended March 31, 2009. Gross margin increased as a result of economy of scale and subscriber base expansion but the impact was partially offset by Beijing storage facility expansion which induced higher depreciation expense.

Operating Expenses

Operating expenses increased to RMB98.6 million for the year ended March 31, 2010, compared to RMB60.2 million for the year ended March 31, 2009. Operating expense increased due to rising marketing effort, in-house research and development activities and the increase in professional expense since we became a public company in US.

•
Research and development expenses.  For the year ended March 31, 2010, we incurred approximately RMB5.8 million research and development expenses. These research activities primarily focus on improving cells extraction methodologies, enhance processing efficiency and cost structure improvement. These expenses were expensed immediately as they were incurred.

•
Sales and marketing expenses.  Sales and marketing expenses amounted to RMB39.5 million for the year ended March 31, 2010, representing an increase from RMB28.9 million in the year ended March 31, 2009. Sales and marketing expenses rose because of the increase in sales and marketing staffs as well as ongoing promotion activities. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets like Beijing and Guangdong.

•
General administrative expenses.  For the year ended March 31, 2010, general administrative expenses increased to RMB53.3 million compared to RMB31.3 million in the year ended March 31, 2009. The increase in general administrative expenses was largely attributable to the increase in corporate overhead since our listing, higher bad debt provision because of enlarged subscriber base, higher depreciation expenses pursuant to the Beijing capacity expansion and other legal, professional and compliance related expenses.

Operating Income

As a result of the foregoing, operating income increased by 14.1% to RMB97.2 million for the year ended March 31, 2010, from RMB85.2 million for the year ended March 31, 2009.

Other Expenses, Net

For the year ended March 31, 2010, we had net other expenses amounted to RMB17.5 million, which decreased from RMB42.9 million in the year ended March 31, 2009. The decline was largely attributable to the absence of impairment loss and reduction in write-off amount. For the year ended March 31, 2009, we recorded an impairment loss of RMB37.4 million due to the decline in Cordlife share price and we wrote-off RMB9.5 million deferred offering costs while no similar expenses were recorded for the year ended March 31, 2010. However, we wrote-off RMB21.6 million of deferred reverse recapitalization costs during the year ended March 31, 2010 while there was no similar write-off in the year ended March 31, 2009. In addition, we recorded interest expense of RMB2.4 million for the year ended March 31, 2010.

•
Write-off of deferred reverse recapitalization costs.  For the year ended March 31, 2010, we recorded write-off of RMB21.6 million deferred reverse recapitalization costs which included the net liabilities of Pantheon and the fees incurred in connection with the Business Combination. No such write-off was recorded during the year ended March 31, 2009.

•
Write-off of deferred offering costs.  During the year ended March 31, 2009, we decided to seek alternative listing other than traditional initial public offering. As such, an amount of RMB9.5 million deferred offering cost incurred in the prior period regarding our initial public offering was written-off. No such write-off was recorded for the year ended March 31, 2010.

•
Impairment loss on available-for-sale securities.  During the year ended March 31, 2009, we recorded an impairment loss of RMB37.4 million. The market value of our investment in Cordlife further declined during the year ended March 31, 2009. After considering the magnitude of the decline, the duration of such fall and the market condition during that time, we considered the impairment loss was no longer other than temporary, as such, a total accumulated impairment loss of RMB37.4 million had been recognized in earnings for the year ended March 31, 2010. No similar impairment loss was recorded for the year ended March 31, 2010.

•
Interest Income.  Interest income for the year ended March 31, 2010 increased to RMB6.4 million. The increase in interest income was mainly attributable to increase in cash balance and proceeds raised during our initial public offering in November 2009.

•
Interest Expense.  During the year ended March 31, 2010, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million. The loan agreement bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. Pursuant to this loan agreement, we incurred approximately RMB2.4 million interest expense for the year ended March 31, 2010. No similar expense was recorded in the year ended March 31, 2009.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2010 amounted to RMB79.7 million, up from RMB42.2 million for the year ended March 31, 2009.

Income Tax Expense

For the year ended March 31, 2010, we recorded an income tax expense of RMB24.8 million, up 38.7% from RMB17.9 million for the year ended March 31, 2009. It represented an effective tax rate of 31.1%. The high effective tax rate was mainly due to the non-tax deductible write-off of deferred reverse recapitalization costs.

Net Income

Due to the reasons mentioned above, our net income for the year ended March 31, 2010 amounted to RMB54.9 million, compared to RMB24.4 million for the year ended March 31, 2009.

Liquidity and Capital Resources

As of March 31, 2011, we had cash and cash equivalents of RMB611.4 million ($93.4 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. On May 11, 2010, we entered into a loan agreement with Hua Xia Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Borrowings, which amounted to RMB45.0 million ($6.9 million) as of March 31, 2011, are denominated in RMB and are secured by our building in the PRC without any financial covenants. Amounts outstanding bear a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is repriced monthly. As of March 31, 2011, such rate was 6.666% per annum. Aside from the RMB45.0 million bank loan, we do not maintain any credit facilities.

On December 10, 2010, we completed a warrant exchange offer to simplify our capital structure, which allowed warrant holders to receive one ordinary share for every eight warrants outstanding. We issued an aggregate of 1,627,518 ordinary shares upon closing of the exchange offer, equal to approximately 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. Investors participating in the warrant exchange offer are subject to a 45-day lock up period with regard to ordinary shares acquired in the exchange offer. With no further dilution, shareholders will fully enjoy the benefits of any operational accomplishments and robust growth, even on a per share basis. After giving effect to the warrant exchange and as of March 31, 2011, we had 75,406,875 ordinary shares issued and outstanding. Any remaining warrants outstanding that were not exercised expired on December 13, 2010.

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

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. For example, in November 2009, we had completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were intended to be used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share. Total gross proceeds of $31.5 million raised will be used in Zhejiang operation build-out and for general working capital purposes. We expect that we will finance such requirements with a combination of future offerings of equity or debt securities, bank borrowings at different subsidiary levels, and operating cash flows. Our need for, and the availability of, external financing is influenced by many factors, including profitability, operating cash flows, debt levels, contractual restrictions and market conditions. Other sources of cash will include dividend distributions and other payments from our subsidiaries.

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2011 in light of the current economic and capital market condition. However, in order to mitigate the potential impart or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the year ended March 31,
	2011		2010	2009
	$	RMB	RMB	RMB
	(in thousands)
Net cash flows provided by operating activities	26,967	176,585	36,365	4,051
Net cash flows used in investing activities	(5,179)	(33,914)	(158,849)	(34,444)
Net cash flows provided by/(used in) financing activities	29,494	193,141	242,393	(35,276)
Effect of foreign exchange rate change on cash	(803)	(5,260)	(480)	(1,712)

Cash Flow provided by Operating Activities

As a result of the increase in the scale of our operations arising from the increase in new subscriber sign-ups, we had net operating cash inflow from payments received from subscribers for each of the three years ended March 31, 2009, 2010 and 2011.

Net cash provided by operating activities increased to RMB176.6 million ($27.0 million) for the year ended March 31, 2011 from RMB36.4 million for the year ended March 31, 2010, primarily due to an increase in our current year net income to RMB98.2 million ($15.0 million) from RMB54.9 million for the year ended March 31, 2010. The increase was also attributable to the increase in new subscriber sign-ups to 56,518 from 45,252 in the prior year, and more subscribers electing Payment Option Two which resulted in an increase in deferred revenue of RMB115.8 million ($17.7 million). However, the overall benefit was partially offset by the increase in account receivables.

Net cash provided by operating activities increased to RMB36.4 million for the year ended March 31, 2010 from RMB4.1 million for the year ended March 31, 2009, primarily due to an increase in new subscriber sign-ups to 45,252 from 34,678, and more subscribers electing Payment Option Two which resulted in an increase in deferred revenue. However, the overall benefit was partially offset by the increase in account receivables.

Cash Flow used in Investing Activities

Net cash used in investing activities was RMB33.9 million ($5.2 million) for the year ended March 31, 2011. We made payments of RMB20.3 million ($3.1 million) to purchase property, plant and equipment and RMB13.2 million ($2.0 million) to Cordlife as consideration for the 6,841,666 shares acquired during the year ended March 31, 2011.

Net cash used in investing activities was RMB158.8 million for the year ended March 31, 2010. We made an investment deposit of RMB140.3 million for the investment in a 19.9% equity interest in Qilu, the exclusive cord blood bank operator in Shandong province, and the transaction was completed on May 6, 2010.

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

Cash Flow provided by/(used in) Financing Activities

Net cash provided by financing activities was RMB193.1 million ($29.5 million) for the year ended March 31, 2011. We received proceeds from issuance of shares upon the public offering of RMB211.0 million ($32.2 million) and upon exercise of warrants of RMB11.8 million ($1.8 million), offset by payments of offering costs and share repurchase of RMB19.0 million ($2.9 million) and RMB10.7 million ($1.6 million), respectively.

Net cash provided by financing activities was RMB242.4 million for the year ended March 31, 2010. In November 2009, we received proceeds upon public offering of RMB137.6 million and upon exercise of overallotment options in January 2010 of RMB20.6 million. We also received proceeds from the issuance of shares upon exercise of share options of RMB39.7 million and on April 27, 2009 we entered into a loan agreement with Hua Xia Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Borrowings, which amounted to RMB45.0 million as of March 31, 2010, are denominated in RMB and are secured by our building in the PRC without any financial covenants. Amounts outstanding bear a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is repriced monthly. As of March 31, 2010, such rate was 5.85% per annum.

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

Capital Expenditures

For the years ended March 31, 2010 and 2011, our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Beijing and Guangdong, regions in which we are licensed to operate cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2011.

Amount Due

	Less than 1 year RMB	1 – 3 Years RMB	3 – 5 Years RMB	More than 5 years RMB	Total RMB
	(in thousands)
Commercial commitments	6,000	11,770	8,000	48,167	73,937
Research and development	2,000	—	—	—	2,000
Operating lease obligations	5,495	10,597	8,522	46,512	71,126
	13,495	22,367	16,522	94,679	147,063

•
Commercial commitments.  The commercial commitments primarily relate to the fees payable to Peking University People’s Hospital, Guangdong Women and Children’s Hospital and Health Institute and Zhejiang Provincial Blood Center pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years, a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years and a fixed annual amount of RMB2.0 million ($0.3 million) for a term of three years, respectively.

•
Research and development.  We entered into an agreement with a research institution for the research and development of medical treatments that make use of cord blood stem cells. We are obligated to pay RMB2.0 million ($0.3 million), upon the issue of a new medicine certificate for the new medicine currently under research and development.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were, 105.9 and 99.3 in 2008 and 2009, respectively.

Recently Issued Accounting Pronouncements

(i)           Accounting Standards Codification (“ASC”) 605-25

In September 2009, the Financial Accounting Standards Board (“FASB”) ratified the new guidance on revenue recognition for multiple-element arrangements (currently codified in ASC 605-25, Revenue Recognition - Multiple-Element Arrangements), which addresses the criteria for separating consideration in multiple-element arrangements.  The new guidance requires an entity to allocate the overall consideration to each deliverable based on estimated selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price for the deliverables.  The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and is generally applied on a prospective basis although earlier application is permitted as of the beginning of a fiscal year or to prior years.  The Company will adopt the new guidance in its fiscal year beginning April 1, 2011 and management does not expect the adoption of this to have a material impact on the Group’s consolidated financial statements.

(ii)           ASC 855

In May 2009, the FASB updated the guidance about subsequent events (currently codified in ASC 855-10, Subsequent Events), which establishes principles and requirements for subsequent events.  In particular, ASC 855-10-25-1A sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.  This updated guidance is effective for interim or annual financial periods ended after June 15, 2009.  The adoption of ASC 855-10-25-1A did not have a material impact on the Company’s consolidated financial statements.  In February 2010, the FASB amended ASC 855-10-50.  Further to the amendment, an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  The amendment is effective for interim or annual periods ending after June 15, 2010.  The Company has applied this new guidance in its fiscal year beginning April 1, 2010.

(iii)           Accounting Standards Update (“ASU”) 2010-06

In January 2010, the FASB amended the guidance on fair value disclosure requirements (currently codified in ASC 820-10, Fair Value Measurements and Disclosures), which requires additional disclosures for transfers in and out of Levels I and II and for activity in Level III.  The guidance is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Early adoption is permitted.  ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  The Company adopted the new guidance in its fiscal year beginning April 1, 2010 but the adoption of this did not have a material impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng	39	Chairperson of the Board and Chief Executive Officer
Albert Chen	35	Chief Financial Officer and Director
Mark D. Chen(1)(2)(3)	43	Independent Non-executive Director
Dr. Ken Lu(1)(2)(3)	47	Independent Non-executive Director
Jennifer J. Weng(1)(2)(3)	43	Independent Non-executive Director
Feng Gao(4)	55	Managing Director — China Region
Yue Deng	41	Chief Executive Officer — Beijing Division
Rui Arashiyama	52	Chief Executive Officer — Guangdong Division
Xin Xu	57	Chief Technology Officer

(1)	Members of audit committee

(2)	Member of compensation committee

(3)	Member of nominating and corporate governance committee

(4)	Officially retired from the group on December 31, 2010.

Ting Zheng, serves as our chairperson and chief executive officer. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China's healthcare industry. Ms. Zheng has served as an executive director of Golden Meditech and has been in charge of its and its subsidiaries' financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. In addition, she participated in the initial public offering by China Medical Technology Inc., a Chinese medical equipment company, in the NASDAQ Global Market in 2005 in her capacity as a director of that company. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. As of the date of this report, Ms. Zheng is also a director of Golden Meditech.

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

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Lu is the founder and managing director of APAC Capital Advisors Limited, or APAC Capital, an investment management company that focuses on the Greater China markets. Prior to the establishment of APAC Capital in May 2004, Dr. Lu worked as an analyst for Credit Suisse, then known as Credit Suisse First Boston, where he was promoted as the director and head of China research department leading a team of more than ten analysts and directing China research products. Prior to joining Credit Suisse in 1998, Dr. Lu had also worked for a number of leading investment banking and advisory institutions, including JP Morgan Securities Asia Inc., Schroders Asia Limited and JRM Investment Counsel, Inc. Dr. Lu graduated from Beijing University in 1985 with a bachelor’s degree in biology. Dr. Lu graduated from the Brigham Young University in 1988 with a master’s degree in biochemistry. Dr. Lu obtained his doctorate degree in finance in 1995 from the University of California, Los Angeles.

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

Dr. Feng Gao, served as our managing director in the China region. He is responsible for the overall development and management of CCBC’s China operation. He has more than twenty years of marketing and managerial experience in the healthcare industry. He joined Jiachenhong in November 2004. From 1998 to 2004, Dr. Gao served as the chief representative in the Beijing representative office of Guidant International Corporation, or “Guidant”, which was subsequently merged with Boston Scientific, a manufacturer of advanced medical devices. He also served as Guidant’s regional manager in charge of the overall management of sales, finance, administration and human resources. During his employment with Guidant, Dr. Gao successfully established a comprehensive distribution network in the northern China and an effective distributor management system. From 1993 to 1998, he served as the chief representative and officer manager of Coulter Electronics (HK) Ltd. Before 1993, Dr. Gao worked as the manager in charge of sales and marketing for Stryker Corporation and Siemens in Beijing. Dr. Gao is a medical doctor and practiced as a pediatrician in the Beijing Children’s Hospital from 1983 to 1989. He graduated from the Capital University of Medical Sciences in China in 1983 with a bachelor’s degree in medicine. He received his doctorate degree in business administration from the Sino-European International Management Institute in 2007. He retired in December 31, 2010.

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

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers.” These named executive officers include:

•	Ms. Ting Zheng, who is our chairperson of the board and the chief executive officer.

•	Mr. Albert Chen, who is our chief financial officer and director.

•	Dr. Feng Gao, who was our managing director in the China Region.

•	Ms. Yue Deng, who is our chief executive officer of the Beijing division.

•	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong division.

•	Ms. Xin Xu, who is our chief technology officer.

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions with respect to our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our board of directors considered the growth of the company, individual performance and market trends when setting individual compensation levels.

For the fiscal years ended March 31, 2009, 2010 and 2011, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

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

For the year ended March 31, 2009, Ms. Ting Zheng and Mr. Albert Chen received a portion of their compensation from Golden Meditech. During this period, Ms. Zheng, as executive director of Golden Meditech, and Mr. Chen, as vice president of corporate finance of Golden Meditech, were responsible for our development and Golden Meditech’s other businesses, which include medical devices manufacturing, healthcare services, natural herbal medicine manufacturing, and Golden Meditech’s various merger and acquisition initiatives. The compensation that Ms. Ting Zheng and Mr. Albert Chen received from Golden Meditech for services rendered to us for the year ended March 31, 2009 were not material. On June 30, 2009, Ms. Zheng and Mr. Chen entered into employment agreements with us providing for annual base salaries of HK$1,300,000 and HK$1,300,000, respectively and have been revised to HK$1,430,000 and HK$1,430,000 with effect from July 1, 2010, (or US$183,922.83 and US$183,922.83, respectively, based on the noon buying rate as of March 31, 2011, which was HK$7.775 to US$1.00).

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

Name and Principal Position	Year ended March 31,	Salary(1) ($)	Bonus(1) ($)	Total(1) ($)
Ting Zheng(2)	2011	180,386	257,235	437,621
Chief Executive Officer	2010	132,258	—	132,258
	2009	—	—	—
Albert Chen(3)	2011	180,386	257,235	437,621
Chief Financial Officer	2010	151,613	—	151,613
	2009	58,294	—	58,294
Feng Gao(4)	2011	92,303	15,434	107,737
Managing Director – China Region	2010	147,050	—	147,050
	2009	110,556	69,953	180,509
Yue Deng	2011	105,137	42,444	147,581
Chief Executive Officer – Beijing Division	2010	107,000	—	107,000
	2009	84,061	42,749	126,810
Rui Arashiyama(5)	2011	131,043	29,582	160,625
Chief Executive Officer – Guangdong Division	2010	131,324	—	131,324
	2009	7,101	—	7,101
Xin Xu	2011	68,286	179,990	248,276
Chief Technology Officer	2010	59,280	—	59,280
	2009	42,065	20,727	62,792

(1)
All of the named executive officers were paid by CCBS in Renminbi for the years ended March 31, 2009, 2010 and 2011. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2011, which was RMB6.5483 to US$1.00. The translations of Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

(2)
Ms. Zheng is also the executive director of Golden Meditech, one of our shareholders. For the year ended March 31, 2009, Ms. Zheng received from Golden Meditech $83,871 as compensation for such role. The compensation that Ms. Zheng received from Golden Meditech during these years for services rendered to us were not material and we were not liable for any portion of the compensation Ms. Zheng received from Golden Meditech. Such amounts were therefore not recognized as compensation expenses in our financial statements. On June 30, 2009, Ms. Zheng entered into an employment agreement with us providing for an annual base salary of HK$1,300,000, which has been revised to HK$1,430,000, with effect from July 1, 2010, (or US$183,922.83, based on the noon buying rate as of March 31, 2011, HK$7.775 to US$1.00). Ms. Zheng was paid by Golden Meditech, and is now paid by CCBC, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2011, which was HK$7.775 to $1.00.

(3)
Mr. Chen was also the vice-president of corporate finance of Golden Meditech, one of our shareholders. For the year ended March 31, 2009, Mr. Chen received from Golden Meditech $83,871 as compensation for such role. The compensation that Mr. Chen received from Golden Meditech during these years for services rendered to us were not material and we were not liable for any portion of the compensation Mr. Chen received from Golden Meditech. Such amounts were therefore not recognized as compensation expenses in our financial statements. On June 30, 2009, Mr. Chen entered into an employment agreement with us providing for an annual base salary of HK$1,300,000, which has been revised to HK$1,430,000, with effect from July 1, 2010, (or US$183,922.83, based on the noon buying rate as of March 31, 2011, HK$7.775 to US$1.00). Mr. Chen was paid by Golden Meditech, and is now paid by CCBC, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2011, which was HK$7.775 to $1.00.

(4)	Dr. Feng Gao retired from the Group on December 31, 2010.

(5)	Ms. Rui Arashiyama was hired by CCBS in mid-March 2009.

As of the date of this report there are no outstanding option awards.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with six senior executive officers. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. See “Key Information — Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control.” Except for these new service contracts and the standard employment contracts required by PRC law for Dr. Gao, Ms. Deng, Ms. Arashiyama and Ms. Xu, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by PRC law.

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

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

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

D.	Employees

As at March 31, 2009, 2010, 2011, we had 419, 541 and 610 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing and Guangdong respectively and categorized by function as at March 31, 2011:

	Beijing	Guangdong
Sales and marketing and after-sales support and services	136	203
Laboratory technicians	50	69
Management and administration	96	56
Total	282	328

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

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of Ownership
Directors and executive officers:
Ting Zheng	1,071,994	1.5%
Albert Chen(5)	393,064	*
Mark D. Chen(2)	398,144	*
Dr. Ken Lu(3)	314,049	*
Jennifer J. Weng(2)	398,144	*
Dr. Feng Gao	214,400	*
Yue Deng	142,934	*
Rui Arashiyama	—	—
Xin Xu	71,466	*
All directors and executive officers as a group	2,606,051	3.5%
Principal shareholders:
Golden Meditech Holdings Limited(4)	29,822,878	40.5%
Kent C. McCarthy(6)	5,989,644	8.1%

*	Beneficially owns less than 1% of our ordinary shares.

(1)
Unless otherwise indicated, the business address of each beneficial owner is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.  Percentages based on 73,663,614 shares outstanding as of the date of this report.

(2)
Includes (i) 53,488 ordinary shares held by Jennifer J. Weng, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Chen, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Mark D. Chen and Jennifer J. Weng are married.

(3)	Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director.

(4)	Includes 29,822,878 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech.

(5)	Includes (i) 321,598 ordinary shares held by Albert Chen, (ii) 71,466 ordinary shares held by his spouse.

(6)
Includes (i) 3,217,696 ordinary shares held by Jawhawk China Fund (Cayman), Ltd., and (ii) 2,771,948 ordinary shares held by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is the manager of and controls Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. and, as a result, controls Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. and, as a result, controls Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of and controls Jayhawk Capital Management, L.L.C. Jayhawk Capital Management, L.L.C. is the manager and investment advisor of Jayhawk China Fund (Cayman), Ltd. and, as a result, controls Jayhawk China Fund (Cayman), Ltd. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by Jayhawk China Fund (Cayman), Ltd. and have reported that they share voting power and dispositive power over such securities. The business address of Mr. McCarthy and each of the entities described above is 930 Tahoe Blvd, 802-281, Incline Village, NV, 89451.

As of the date of this report, 39.4% of our outstanding ordinary shares are held by nine record holders in the United States.

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

The following tables set forth, for the periods indicated and through June 30, 2011, the high and low sale prices for CCBC’s shares and warrants, respectively, as reported on the Over-the-Counter Bulletin Board or the NYSE, as applicable. (See Item 9C for the dates that the securities were traded on each market).

	Shares		Warrants
	High	Low	High	Low
Fiscal Annual Highs and Lows
2010 (June 30, 2009 through March 31, 2010)	$12.85	$5.00	$1.75	$0.21
2011	6.11	2.92	0.98	0.17
Fiscal Quarterly Highs and Lows
2010
Second Quarter	7.50	5.98	0.80	0.39
Third Quarter	12.85	5.39	1.75	0.21
Fourth Quarter	6.75	5.00	1.65	0.54
2011
First Quarter	6.11	5.00	0.98	0.22
Second Quarter	5.96	3.86	0.70	0.17
Third Quarter	5.79	3.10	0.60	0.25
Fourth Quarter	4.11	2.92	N/A	N/A
2012
First Quarter	3.70	3.25	N/A	N/A
Second Quarter (through August 31)	3.62	2.90	N/A	N/A
Monthly Highs and Lows
March 2011	4.11	2.92	N/A	N/A
April 2011	3.70	3.25	N/A	N/A
May 2011	3.48	3.00	N/A	N/A
June 2011	3.31	2.90	N/A	N/A
July 2011	3.62	3.25	N/A	N/A
August 2011	3.59	3.04	N/A	N/A

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares are listed on the NYSE under the symbol CO since November 19, 2009. From June 30, 2009 through November 19, 2009, our shares were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDZF”. CCBC’s warrants were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDWF” from June 30, 2009 through December 10, 2010 the date the warrants expired.

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

Directors.  We are managed by our board of directors. Our amended and restated articles of association provide that the maximum number of our directors will be fixed from time to time exclusively pursuant to a resolution of Directors, and unless determined by the Company in general meeting, must consist of not less than three directors. Any director on our board may be removed by way of a special resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of a special resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors. The directors have the power to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Any director appointed by the board of directors to fill a casual vacancy shall serve for the remainder of the term of the Director whose death, resignation or removal created such vacancy. At each annual general meeting, one-third of our directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one-third) will retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. The directors to retire in every year will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2011, our authorized share capital is US$25,100, consisting of 250,000,000 ordinary shares, par value US$0.0001 per share, and 1,000,000 preferred share, par value US$0.0001 per share, and the issued share capital consists of 75,406,875 ordinary shares fully paid or credited as fully paid.

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share of which such shareholder is the holder.

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

Meetings.  Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors, a majority of our Board of Directors or any shareholders together holding not less than 75% of our issued share capital, and may not be called by any other person. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (1) declarations of dividends, (2) the adoption of our financial statements and reports of directors and auditors thereon, (3) the granting of any mandate or authority to directors to offer, allot, grant options or otherwise dispose of unissued shares in the capital of our company representing not more than 20% of the nominal value of our existing issued share capital, (4) the granting of any mandate or authority to directors to repurchase our securities, (5) the election of directors, (6) the appointment of auditors and other officers, and (7) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.

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

Limitations on the Right to Own Securities.  There are no limitations on the rights to own securities of the Company, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities, contained in the Company’s Amended and Restated Memorandum and Articles of Association or under Cayman Islands law.

Issuance of Additional Ordinary Shares or Preference Shares.  Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued ordinary shares.

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

Mergers and Similar Arrangements.  The Companies Law provides for the merger and consolidation of (i) Cayman Islands companies and (ii) Cayman Islands and foreign companies. A merger of two or more constituent companies under the Companies Law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences under the heading “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

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

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), although we do not intend to calculate such earnings and profits. Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE. While our ordinary shares are currently listed and traded on the NYSE, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for the purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2011, we do not expect that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election in respect to such ordinary shares. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (including the NYSE) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares are currently listed and traded on the NYSE, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

Under recently enacted legislation, a U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid (or deemed paid) to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

We had cash and cash equivalents denominated in U.S. dollars of $12.6 million, as of March 31, 2011. As majority of U.S. dollars were held by our subsidiary whom functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the income statement. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as its reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2011, we had cash and cash equivalents of RMB611.4 million ($93.4 million). On September 14, 2007, we acquired a structured deposit which has a term of 2 years. The structured deposit was redeemed on November 24, 2008. Unrealized gain of RMB5.7 million and realized gain of RMB0.4 million has been credited to income for the years ended March 31, 2008 and 2009, respectively. Aside from the RMB45 million ($6.9 million) bank loan, we do not maintain any credit facilities. Our cash equivalents primarily represent short-term deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2011, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2011 from RMB1.3 million ($0.2 million) to RMB1.2 million ($0.2 million).

Equity Price Risk

As of March 31, 2011, we had available-for-sale equity securities of RMB52.7 million ($8.1 million). The available-for-sale equity securities represent our equity investment in Cordlife, a publicly traded company on the Australian Stock Exchange. In June 2010, we entered into agreement to underwrite Cordlife’s rights issue. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a demerger of Cordlife more mature cord blood banking business. The demerger and distribution in specie were subsequently completed and effective on June 30, 2011. We own 16.1% of CBB shares and Cordlife Singapore shares at June 30, 2011. CBB shares are continued to be traded in Australian Securities Exchange. CBB securities are exposed to price fluctuations.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we classify our equity ownership in Qilu as an investment stated at cost less impairment losses and the investment is subject to impairment assessments depending on Qilu operational performance, local demographic trend and the economic environment of the Shandong province.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

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

On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share.  Total gross proceeds of $31.5 million raised will be used in Zhejiang operation build-out and for general working capital purposes.

On December 10, 2010, we completed a warrant exchange offer to simplify our capital structure, which allowed warrant holders to receive one ordinary share for every eight warrants outstanding. We issued an aggregate of 1,627,518 ordinary shares upon closing of the exchange offer, equal to approximately 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. After giving effect to the warrant exchange and as of March 31, 2011, we had 75,406,875 ordinary shares issued and outstanding, Any remaining warrants outstanding that were not exercised expired on December 13, 2010.

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

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2011. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2011, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2011.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2011, as stated in their report which appears on pages F-3 to F-4 of this annual report on Form 20-F.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2009	2010	2011
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	5,309	6,174	5,312
Audit related fees	—	—	—
Tax fees	—	53	—
Total fees	5,309	6,227	5,312

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On September 13, 2010, the Company announced its intention to conduct a share exchange with all then existing warrant holders, in which the Company would offer to exchange one ordinary share for every eight warrants. On December 13, 2010, the Company announced the completion of the share exchange. The Company issued 1,627,518 ordinary shares, equivalent to 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. Investors that participated in the warrant exchange offer were subject to a 45-day lock up period with regard to ordinary shares acquired in the exchange offer.

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to extend the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases are determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company's discretion without prior notice.

The following table sets forth certain information regarding the shares that the Company has repurchased during the year ended March 31, 2011:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number (or approximately Dollar Value) of Shares Purchased As Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
September 2010	20,950	$5.51	$15,000,000	$14,884,490
October 2010	288,396	$5.08	$15,000,000	$13,418,950
April 2011	145,401	$3.28	$15,000,000	$12,938,320
July 2011	1,597,860	$3.20	$15,000,000	$7,825,168
September 2011 (through September 27)	25,499	$2.97	$15,000,000	$14,924,261

 ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in the Company's corporate governance practices from those of U.S. domestic companies under the listing standards of the NYSE.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association(1)
2.1	Specimen Certificate for Ordinary Shares(1)
2.2	Form of Senior Debt Securities Indenture(2)
2.3	Form of Subordinated Debt Securities Indenture(2)
4.1	2009 Share Option Scheme(1)
4.2	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant(1)
4.3	Subscription Agreement between China Cord Blood Services Corporation and Cordlife(1)
4.4
The Agreement and Plan of Merger, Conversion and Share Exchange by and among Pantheon China Acquisition Corp, Pantheon Arizona Corp., China Cord Blood Services Corporation, Golden Meditech Company Limited and the selling shareholders of China Cord Blood Services Corporation(1)

4.5	Summary Translation of Working Capital Loan Agreement, dated as of May 11, 2011, by and between China Cord Blood Corporation and Hua Xia Bank
4.6	Promissory Note, as of June 30, 2009(1)
4.7	Acquisition Agreement, dated February 24, 2010, between China Stem Cells (East) Company Limited, a subsidiary of the Registrant and Glorysun Holdings Group Limited(2)
4.8	English translation of Framework Agreement, dated September 15, 2010 between Zhejiang Provincial Blood Center and Beijing Cord Blood Hematopoietic Stem Cells Bank, a subsidiary of the Registrant(3)
4.9	2011 China Cord Blood Corporation Restricted Share Unit Scheme(4)
4.10	Marketing Collaboration Agreement, dated as of May 18, 2011, by and between Cordlife (Hong Kong) Ltd. and China Cord Blood Corporation
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant(1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-168873)

(1)	Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

(2)	Incorporated by reference to the registration statement on Form F-3 of the Registrant (File No. 333-168873).

(3)	Incorporated by reference to exhibit 99.2 to the report of foreign private issuer on Form 6-K, filed by the Registrant on September 15, 2010.

(4)	Incorporated by reference to Appendix A of exhibit 99.1 to the report of foreign private issuer on Form 6-K, filed by the Registrant on January 18, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION
September 28, 2011	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
China Cord Blood Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and subsidiaries (collectively the “Group”) as of March 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2011, all expressed in Renminbi.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

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

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 27, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/KPMG

Hong Kong, China

September 27, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated September 27, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG

Hong Kong, China

September 27, 2011

Consolidated balance sheets
as of March 31, 2010 and 2011
(Amounts expressed in thousands, except per share data and number of shares)

		March 31,
	Note	2010	2011	2011
		RMB	RMB	US$
ASSETS

Current assets

Cash and cash equivalents		280,835	611,387	93,366
Accounts receivable, less allowance for doubtful accounts (March 31, 2010: RMB8,016; March 31, 2011: RMB11,850 (US$1,810))	3	61,349	77,402	11,820
Inventories	4	5,070	6,729	1,028
Prepaid expenses and other receivables	5	13,137	9,982	1,524
Deferred tax assets	19	3,443	5,373	821

Total current assets		363,834	710,873	108,559

Property, plant and equipment, net	6	250,491	250,348	38,231
Non-current prepayments	7	151,138	5,752	878
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2010: RMB9,181; March 31, 2011: RMB28,106 (US$4,292))	3	176,874	240,952	36,796
Inventories	4	29,637	31,600	4,826
Intangible assets, net	8	26,297	134,412	20,526
Available-for-sale equity securities	9	48,475	52,733	8,053
Other investment	10	-	134,363	20,519
Deferred tax assets	19	288	2,565	392

Total assets		1,047,034	1,563,598	238,780

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets
as of March 31, 2010 and 2011 (continued)
(Amounts expressed in thousands, except per share data and number of shares)

		March 31,
	Note	2010	2011	2011
		RMB	RMB	US$
LIABILITIES

Current liabilities

Bank loan	11	45,000	45,000	6,872
Accounts payable		5,410	5,046	771
Accrued expenses and other payables	12	22,475	106,731	16,299
Deferred revenue	13	36,074	82,319	12,571
Amounts due to related parties	22(b)	2,977	360	55
Income tax payable		4,098	11,156	1,704

Total current liabilities		116,034	250,612	38,272

Deferred revenue	13	93,155	162,668	24,841
Other non-current liabilities		15,978	30,036	4,587
Deferred tax liabilities	19	2,259	26,890	4,107

Total liabilities		227,426	470,206	71,807

Commitments and contingencies	26

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets
as of March 31, 2010 and 2011 (continued)
(Amounts expressed in thousands, except per share data and number of shares)

		March 31,
	Note	2010	2011	2011
		RMB	RMB	US$
EQUITY

China Cord Blood Corporation shareholders’ equity

Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 75,406,875 shares issued and outstanding as of March 31, 2010 and 2011, respectively	16(a)	46	52	8
Additional paid-in capital		719,329	910,316	139,016
Accumulated other comprehensive income/(loss)		2,221	(18,580)	(2,838)
Retained earnings		87,290	178,993	27,334

Total shareholders’ equity		808,886	1,070,781	163,520

Non-controlling interests		10,722	22,611	3,453

Total equity		819,608	1,093,392	166,973

Total liabilities and equity		1,047,034	1,563,598	238,780

See accompanying notes to the consolidated financial statements.

Consolidated statements of operations
for the years ended March 31, 2009, 2010 and 2011
(Amounts expressed in thousands, except per share data)

		Years ended March 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Revenues	17	194,537	261,536	339,532	51,850
Direct costs(a)	18	(49,171)	(65,730)	(77,376)	(11,816)

Gross profit		145,366	195,806	262,156	40,034

Operating expenses

Research and development(a)	18	-	(5,816)	(6,960)	(1,063)
Sales and marketing	18	(28,868)	(39,480)	(47,583)	(7,266)
General and administrative(a)	18	(31,301)	(53,317)	(83,794)	(12,796)

Total operating expenses		(60,169)	(98,613)	(138,337)	(21,125)

Operating income		85,197	97,193	123,819	18,909

Other (expense)/ income, net

Interest income		3,638	6,411	9,065	1,384
Interest expense	11	-	(2,431)	(2,606)	(398)
Foreign exchange (loss)/gain		(351)	(417)	486	74
Write-off of deferred reverse recapitalization costs	15	-	(21,566)	-	-
Write-off of deferred offering cost	15	(9,473)	-	-	-
Impairment loss on available-for-sale equity securities	9	(37,426)	-	-	-
Others		714	473	1,378	210

Total other (expense)/ income, net		(42,898)	(17,530)	8,323	1,270

See accompanying notes to the consolidated financial statements.

Consolidated statements of operations
for the years ended March 31, 2009, 2010 and 2011 (continued)
(Amounts expressed in thousands, except per share data)

		Years ended March 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Income before income tax		42,299	79,663	132,142	20,179

Income tax expense	19	(17,854)	(24,770)	(33,929)	(5,181)

Net income		24,445	54,893	98,213	14,998

Income attributable to redeemable non-controlling interests		-	(347)	-	-
Income attributable to other non-controlling interests		(3,750)	(5,369)	(6,510)	(994)

Net income attributable to China Cord Blood Corporation shareholders		20,695	49,177	91,703	14,004

Net (loss)/income per share:	21

Attributable to ordinary shares
-Basic		(0.07)	0.82	1.31	0.20
-Diluted		(0.07)	0.78	1.31	0.20

Attributable to redeemable ordinary shares
-Basic		1.63	0.22	-	-
-Diluted		1.63	0.22	-	-

See accompanying notes to the consolidated financial statements.

Consolidated statements of operations
for the years ended March 31, 2009, 2010 and 2011 (continued)
(Amounts expressed in thousands, except per share data)

(a)	Includes the following expenses resulting from transactions with related parties (see note 22(a)):
	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Direct costs
- rental expenses	(1,670)	(1,498)	(720)	(110)

Research and development expenses
- rental expenses	-	-	(720)	(110)

General and administrative expenses
- rental expenses	(418)	(104)	-	-
- service fee	-	(552)	-	-

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity and comprehensive income for the years ended March 31, 2009, 2010 and 2011
(Amounts expressed in thousands, except number of shares)

		China Cord Blood Corporation shareholders									Comprehensive income
		Share capital		Additional	Accumulated other		Total	Non-	Redeemable non-		Attributable to China Cord Blood	Attributable to non-	Attributable to redeemable non-
	Note	No. of shares	Amount	paid-in capital	comprehensive income/(loss)	Retained earnings	shareholders’ equity	controlling interests	controlling interests	Total equity	Corporation Shareholders	controlling interests	controlling interests	Total
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2008		43,237,100	34	140,745	(31,303)	48,282	157,758	1,531	-	159,289

Comprehensive income
-Net income		-	-	-	-	20,695	20,695	3,750	-	24,445	20,695	3,750	-	24,445
-Net effect of foreign currency translation adjustment, net of nil tax		-	-	-	(3,659)	-	(3,659)	123	-	(3,536)	(3,659)	123	-	(3,536)
-Net unrealized loss in available-for-sale equity securities, net of nil tax
-Reclassification adjustment for loss recognized in net income	9	-	-	-	37,426	-	37,426	-	-	37,426	37,426	-	-	37,426
-Net unrealized loss arising during the year	9	-	-	-	(21,783)	-	(21,783)	-	-	(21,783)	(21,783)	-	-	(21,783)
Total comprehensive income											32,679	3,873	-	36,552
Accretion to redeemable ordinary shares redemption value	14	-	-	-	-	(24,895)	(24,895)	-	-	(24,895)
Balance as of March 31, 2009		43,237,100	34	140,745	(19,319)	44,082	165,542	5,404	-	170,946

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity and comprehensive income for the years ended March 31, 2009, 2010 and 2011 (continued)
(Amounts expressed in thousands, except number of shares)

		China Cord Blood Corporation shareholders									Comprehensive income
		Share capital		Additional	Accumulated other		Total	Non-	Redeemable non-		Attributable to China Cord Blood	Attributable to non-	Attributable to redeemable non-
	Note	No. of shares	Amount	paid-in capital	comprehensive income/(loss)	Retained earnings	shareholders’ equity	controlling interests	controlling interests	Total equity	Corporation shareholders	controlling interests	controlling interests	Total
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2009		43,237,100	34	140,745	(19,319)	44,082	165,542	5,404	-	170,946

Comprehensive income
-Net income		-	-	-	-	49,177	49,177	5,369	347	54,893	49,177	5,369	347	54,893
-Net effect of foreign currency translation adjustment, net of nil tax		-	-	-	(472)	-	(472)	(51)	13	(510)	(472)	(51)	13	(510)
-Net unrealized gain in available-for-sale equity securities, net of nil tax	9	-	-	-	22,012	-	22,012	-	274	22,286	22,012	-	274	22,286
Total comprehensive income											70,717	5,318	634	76,669
Accretion to redeemable ordinary shares redemption value	14	-	-	-	-	(5,870)	(5,870)	-	-	(5,870)
Accretion to redeemable non-controlling interests	14	-	-	-	-	(99)	(99)	-	99	-
Effect of reverse recapitalization	16(a)	12,476,092	4	299,610	-	-	299,614	-	92,833	392,447
Issuance of shares upon exercise of share options	16(a)	3,573,314	3	39,741	-	-	39,744	-	-	39,744
Effect of share exchange with redeemable non-controlling interests	16(a)	3,506,136	2	93,564	-	-	93,566	-	(93,566)	-
Issuance of shares upon public offering	16(a)	3,305,786	2	120,514	-	-	120,516	-	-	120,516
Issuance of shares upon conversion of promissory note	16(a)	84,298	-	3,509	-	-	3,509	-	-	3,509
Issuance of shares upon exercise of overallotment options	16(a)	495,867	1	19,408	-	-	19,409	-	-	19,409
Issuance of shares upon exercise of warrants	16(a)	65,100	-	2,238	-	-	2,238	-	-	2,238
Balance as of March 31, 2010		66,743,693	46	719,329	2,221	87,290	808,886	10,722	-	819,608

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity and comprehensive income for the years ended March 31, 2009, 2010 and 2011 (continued)
(Amounts expressed in thousands, except number of shares)

		China Cord Blood Corporation shareholders									Comprehensive income
		Share capital		Additional	Accumulated Other		Total	Non-	Redeemable non-		Attributable to China Cord Blood	Attributable to non-
	Note	No. of shares	Amount	paid-in capital	comprehensive income/(loss)	Retained earnings	shareholders’ equity	controlling interests	controlling interests	Total equity	Corporation shareholders	controlling interests	Total
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2010		66,743,693	46	719,329	2,221	87,290	808,886	10,722	-	819,608

Comprehensive income
-Net income		-	-	-	-	91,703	91,703	6,510	-	98,213	91,703	6,510	98,213
-Net effect of foreign currency translation adjustment, net of nil tax		-	-	-	(13,053)	-	(13,053)	379	-	(12,674)	(13,053)	379	(12,674)
-Net unrealized loss in available-for-sale equity securities, net of nil tax	9	-	-	-	(7,748)	-	(7,748)	-	-	(7,748)	(7,748)	-	(7,748)
Total comprehensive income											70,902	6,889	77,791
Total comprehensive income – US$											10,828	1,052	11,880
Issuance of shares upon exercise of warrants	16(a)	345,010	-	11,785	-	-	11,785	-	-	11,785
Repurchase of shares	16(a)	(309,346)	-	(10,653)	-	-	(10,653)	-	-	(10,653)
Issuance of shares upon public offering	16(a)	7,000,000	5	189,856	-	-	189,861	-	-	189,861
Issuance of shares upon warrant exchange	16(a)	1,627,518	1	(1)	-	-	-	-	-	-
Contribution from non-controlling interests	1(b)	-	-	-	-	-	-	5,000	-	5,000
Balance as of March 31, 2011		75,406,875	52	910,316	(18,580)	178,993	1,070,781	22,611	-	1,093,392

Balance as of March 31, 2011 - US$			8	139,016	(2,838)	27,334	163,520	3,453	-	166,973

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows
for the years ended March 31, 2009, 2010 and 2011
(Amounts expressed in thousands)

		Years ended March 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Cash flow from operating activities

Net income		24,445	54,893	98,213	14,998

Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		52	851	(12)	(2)
Depreciation of property, plant and equipment	18	7,575	19,460	22,091	3,374
Amortization of intangible assets	8	971	971	1,384	211
Deferred income taxes	19	(1,671)	(3,643)	(6,951)	(1,061)
Provision for doubtful accounts	3	6,835	8,805	25,018	3,821
Write-off of deferred reverse recapitalization costs	15	-	21,566	-	-
Write-off of deferred offering cost	15	9,473	-	-	-
Impairment loss on available-for-sale equity securities	9	37,426	-	-	-
Gain on structured deposit		(355)	-	-	-
Changes in operating assets and liabilities:
Non-current prepayments	2,136	3,622	3,474	531
Accounts receivable	(99,642)	(105,504)	(105,149)	(16,057)
Inventories	816	(2,137)	(3,622)	(553)
Prepaid expenses and other receivables	(249)	(3,217)	2,960	452
Accounts payable	1,432	282	(364)	(56)
Accrued expenses and other payables	7,005	1,205	5,286	807
Deferred revenue	5,645	36,647	115,758	17,678
Other non-current liabilities	(172)	2,427	14,058	2,147
Amounts due to related parties	-	360	(2,617)	(401)
Income tax payable	2,329	(223)	7,058	1,078

Net cash provided by operating activities	4,051	36,365	176,585	26,967

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows
for the years ended March 31, 2009, 2010 and 2011 (continued)
(Amounts expressed in thousands)

	Years ended March 31,
Note	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Cash flow from investing activities

Purchase of property, plant and equipment		(43,156)	(16,835)	(20,337)	(3,105)
Deposit for acquisition of property, plant and equipment		(13,415)	(1,770)	(420)	(64)
Investment deposit	7	-	(140,317)	-	-
Proceeds from disposal of property, plant and equipment		34	73	88	13
Investment in available-for-sale equity securities	9	(11,172)	-	(13,245)	(2,023)
Proceeds from redemption of structured deposit		33,265	-	-	-

Net cash used in investing activities		(34,444)	(158,849)	(33,914)	(5,179)

Cash flow from financing activities

Repayment of bank loan		-	-	(45,000)	(6,872)
Proceeds from bank loan		-	45,000	45,000	6,872
Proceeds from issuance of shares upon exercise of share options	16(a)	-	39,744	-	-
Proceeds from issuance of shares upon public offering	16(a)	-	137,623	211,007	32,223
Proceeds from issuance of shares upon exercise of overallotment options	16(a)	-	20,627	-	-
Proceeds from issuance of shares upon exercise of warrants	16(a)	-	2,238	11,785	1,800
Payment of offering and reverse recapitalization costs		(35,276)	(4,804)	(19,053)	(2,910)
Payment for repurchase of shares	16(d)	-	-	(10,653)	(1,627)
Cash inflow from reverse recapitalization		-	1,965	-	-
Contribution from non-controlling interests		-	-	55	8

Net cash (used in)/provided by financing activities		(35,276)	242,393	193,141	29,494

Effect of foreign currency exchange rate change on cash		(1,712)	(480)	(5,260)	(803)

Net (decrease)/increase in cash and cash equivalents	(67,381)	119,429	330,552	50,479

Cash and cash equivalents:

At beginning of year	228,787	161,406	280,835	42,887

At end of year	161,406	280,835	611,387	93,366

Supplemental disclosures of cash flow information:

Cash paid during the year for income taxes	17,196	28,636	33,822	5,165
Interest paid	-	2,395	2,643	404

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements
(Amounts expressed in thousands, except per share data and number of shares)

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)	Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in its cord blood banks in the People’s Republic of China (“PRC”).  As of March 31, 2011, the Group had two operating cord blood banks in the Beijing municipality and the Guangdong province, the PRC.  In February 2011, the Group acquired the right to operate the exclusive cord blood bank in the Zhejiang Province, the PRC.  The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee.  The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations.  Cord blood banks in the PRC are required to possess a Blood Station Operation License.  The licensing process for a cord blood bank is stringent and lengthy.  The Ministry of Health of the PRC and the local Departments of Health have granted Blood Station Operation Licenses to cord blood banks that provide cord blood banking services.  Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government.  Seven cord blood banking licenses have been issued by the authorities as of March 31, 2011, of which the Company holds three.  Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks.  The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

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

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation (continued)

(b)	Reorganization and reverse recapitalization (continued)

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

In August 2009, the Company entered into agreements to exchange 3,506,136 of its newly issued ordinary shares for the remaining 24% of redeemable shares of CCBS held by shareholders who previously elected not to participate in the Share Exchange (“Non-Participating Shareholders”), on terms substantially similar to those of the Share Exchange.  Upon the completion of such exchange, all the remaining redeemable ordinary shares of CCBS converted into ordinary shares of the Company, which carry no redemption rights, and CCBS became a wholly owned subsidiary of the Company.

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation (continued)

(b)	Reorganization and reverse recapitalization (continued)

CCBS was incorporated in the Cayman Islands in January 2008 under the Cayman Islands Companies Law as an exempted company with limited liability.  CCBS was incorporated as part of the reorganization of China Stem Cells Holdings Limited (“CSC Holdings”), which has two main operating subsidiaries in the PRC, Beijing Jiachenhong Biological Technologies Co., Limited (“Beijing Jiachenhong”) and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd (“Guangzhou Nuoya”).

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

In December 2010, a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”), was established.  The Group holds a 90% equity interest in Zhejiang Lukou through capital injection of RMB45,000, while the non-controlling shareholders contributed plant and equipment with fair value of RMB5,000 in return for the remaining 10% equity interests.  On February 18, 2010, the Group acquired the right to operate the cord blood bank in the Zhejiang Province, the PRC, from a third party at a consideration of RMB82,124 (Note 8).  Zhejiang Lukou has then been granted such right to operate cord blood banks in the Zhejiang Province.  As at March 31, 2011, Zhejiang Lukou has not yet commenced its cord blood banking business.

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the statutory books of the Company’s consolidated subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable in the place of domicile of the respective entities in the Group. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the statutory books of account of the Company's consolidated subsidiaries to present them in conformity with U.S. GAAP.

2	Summary of significant accounting policies

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Foreign currency transactions

The functional currency of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou is Renminbi (“RMB”) and that of the Company is United States dollars (“US$”).  The functional currencies of subsidiaries of the Group outside the PRC are either US$ or Hong Kong dollars.  The reporting currency of the Company is RMB.

Transactions of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates.  The resulting exchange differences are recorded in the consolidated statements of operations.

Transactions of the Company and subsidiaries outside the PRC denominated in currencies other than their functional currencies are translated into their functional currencies at the exchange rates prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into their functional currencies using the applicable exchange rates at the balance sheet dates.  The resulting exchange differences are recorded in the consolidated statements of operations.

Assets and liabilities of the Company and subsidiaries outside the PRC are translated into RMB using the exchange rate at the balance sheet date.  Revenues and expenses are translated at average exchange rates prevailing during the year.  The gains and losses resulting from translation of financial statements of the Company and subsidiaries outside the PRC are recorded as a separate component of accumulated other comprehensive income/(loss) within shareholders’ equity.

2	Summary of significant accounting policies (continued)

(b)	Foreign currency transactions (continued)

RMB is not a fully convertible currency.  All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange.  The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2011 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.5483, being the spot exchange rate of U.S. dollars in effect on March 31, 2011 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America.  No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2011 or at any other date.

(c)	Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  These include the establishment of the fair value of the undelivered deliverables in revenue arrangements with multiple deliverables, and the estimation of direct costs for the provision of donated cord blood for transplantation and research.  Other significant items subject to estimates and assumptions include the carrying amount of property, plant and equipment, intangible assets and investment securities, valuation allowances for receivables, inventories and deferred income tax assets.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.  Cash and cash equivalents of the Group are mainly maintained in the PRC and are concentrated in a few currencies.  As of March 31, 2010 and 2011, cash and cash equivalents maintained in the PRC amounted to RMB177,799 and RMB500,877 (US$76,490), respectively.  A majority of the Group’s cash and cash equivalents are denominated in U.S. dollars, Australian dollars, Renminbi and Hong Kong dollars as follows:

	March 31,
	2010	2011

U.S. dollars	5,559	12,571
Australian dollars	229	506
Renminbi	177,795	498,781
Hong Kong dollars	72,031	31,555

2	Summary of significant accounting policies (continued)

(e)	Investment securities

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such designations at each reporting date.

Available-for-sale securities are recorded at fair value.  Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.  Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.  Where the fair value of an investment is not readily determinable, the investment is stated at cost.

A decline in the market value of any investment securities that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value.  The impairment is charged to earnings and a new cost basis for the security is established.  To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

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

2	Summary of significant accounting policies (continued)

(f)	Accounts receivable (continued)

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

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

–	Buildings	Shorter of the lease term or estimated useful lives

–	Leasehold improvements	Shorter of the lease term or estimated useful lives

–	Machineries	5 - 10 years

–	Motor vehicles	5 years

–	Furniture, fixtures and equipment	5 years

No depreciation is provided in respect of construction-in-progress.

2	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment (continued)

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

The Company did not capitalize any interest costs for the years ended March 31, 2009, 2010 and 2011.

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventory, and expensed to direct costs upon shipment of the donated cord blood units.

(i)	Intangible assets

The operating rights are stated at the estimated fair value or assigned value on the date of acquisition less accumulated amortization.  Where payment for an operating right is non-deductible for tax purpose, the simultaneous equations method is used to record the assigned value of the asset and the related deferred tax liability, such that the carrying amount of the asset upon initial recognition less deferred tax liability recognized equals the amount payable for the asset. Amortization expenses are recognized on a straight-line basis over the estimated useful life of the operating rights of 30 years.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful life of the assets or the Group’s estimate that it will recover its carrying amount from future operations could change in the future.

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

2	Summary of significant accounting policies (continued)

(k)	Revenue recognition

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

When evaluating multiple element arrangements, being cord blood processing services and storage services, the Group considers whether the components of the arrangement represent separate units of accounting as defined in Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition: Multiple-Element Arrangements, which requires the following criteria to be met for an element to represent a separate unit of accounting:

(i)	The delivered items have value to a customer on a standalone basis;

(ii)	There is objective and reliable evidence of the fair value of the undelivered items; and

(iii)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is probable and within the control of the vendor.

Pursuant to the cord blood processing and storage agreement, no penalty is charged to subscribers for early termination of the storage.

The Group believes the annual election by the subscriber to renew the contract for storage services represents a substantive renewal option which establishes vendor-specific objective evidence of fair value of the “undelivered” storage services.  The Group has also commenced the provision of standalone cord blood storage services for cord blood units transferred from other cord blood banks.  The annual storage fee charged under such contracts is the same as the renewal fee that the Group offers to its existing subscribers.  As the cord blood processing services have value to subscribers on a standalone basis, the criteria for processing services to represent a separate unit of accounting under ASC 605-25 are met.  Upon successful completion of processing services and that the cord blood unit meets all the required attributes for storage, the Group recognizes processing fees as revenue.  The total arrangement consideration is allocated between processing fees and storage fees using the residual method.

2	Summary of significant accounting policies (continued)

(k)	Revenue recognition (continued)

During the three years ended March 31, 2009, 2010 and 2011, the Group offered its subscribers three payment options:

(i)
Payment of the processing fee of RMB5 upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee of RMB0.5 in advance at the beginning of each one-year renewal period;

(ii)	Payment of the processing fee of RMB5 upon delivery of the cord blood unit to the Group’s premises for processing and prepayment of storage fees for multiple periods; and

(iii)
Payment of the processing fee by installment over a period of 18 years and the annual storage fee of RMB0.5 in advance at the beginning of each one-year renewal period.  The installment option includes an initial processing fee payment of RMB1.1 upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment of RMB0.3 for a period of 17 years, representing a surcharge of RMB1.2 to the total amount of processing fees payable under payment options (i) and (ii).

Under payment options (i) and (iii), cord blood storage fees for subsequent one-year renewal periods are recognized as revenue ratably over the annual storage period.

Under payment option (iii), installments due for payment beyond one year are classified as non-current accounts receivable.  The incremental processing fee of RMB1.2 payable by customers under the installment plan is recognized as interest income using the effective interest method.

The Group ceases to recognize storage revenue from subscribers who are delinquent beyond 18 months as the Group believes that collectability of future storage fees from such subscribers is not reasonably assured.

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

2	Summary of significant accounting policies (continued)

(l)	Research and development costs

Research and development costs are incurred for research activities conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation.  They also include research expenses on the use of cord blood stem cells in different medical treatments and are expensed as incurred.

(m)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of operations as and when the related employee service is provided.

(n)	Income taxes

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

(o)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred.  Advertising and promotion costs included in sales and marketing expenses amounted to RMB6,440, RMB9,520 and RMB10,590 (US$1,617) for the years ended March 31, 2009, 2010 and 2011, respectively.

2	Summary of significant accounting policies (continued)

(p)	Commitments and contingencies

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

(q)	Earnings per share

For the year ended March 31, 2011, basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding.  For the years ended March 31, 2009 and March 31, 2010, basic earnings per ordinary share was computed by dividing net income attributable to ordinary shareholders after adjusting for the accretion to redemption value of redeemable non-controlling interests by the weighted-average number of ordinary shares outstanding using the two-class method.  Under the two-class method, net income was allocated between ordinary shares and redeemable ordinary shares of the Company for the period presented based on participating rights in undistributed earnings.  Increases in the carrying amount of redeemable ordinary shares were reflected as earnings to holders of redeemable ordinary shares.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary and dilutive potential ordinary shares outstanding during the year.

(r)	Share option plan

ASC 718, Compensation - Stock Compensation requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award.  Compensation expense is recognized based on the estimated grant-date fair value using the Black-Scholes option-pricing model.  Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

2	Summary of significant accounting policies (continued)

(r)	Share option plan (continued)

The service inception date is the date at which the requisite service period begins.  The service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an aware is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.  For the purpose of determining the service inception date, authorization of an award is the date on which all approval requirements are completed unless approval is perfunctory.

(s)	Segment reporting

The Group has one operating segment, as defined by ASC 280, Segment Reporting.  All of the Group’s operations and customers are located in the PRC.  Consequently, no geographic information is presented.

(t)	Recently issued accounting standards

(i)	ASC 605-25

In September 2009, the Financial Accounting Standards Board (“FASB”) ratified the new guidance on revenue recognition for multiple-element arrangements (currently codified in ASC 605-25, Revenue Recognition - Multiple-Element Arrangements), which addresses the criteria for separating consideration in multiple-element arrangements.  The new guidance requires an entity to allocate the overall consideration to each deliverable based on estimated selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price for the deliverables.  The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and is generally applied on a prospective basis although earlier application is permitted as of the beginning of a fiscal year or to prior years.  The Company will adopt the new guidance in its fiscal year beginning April 1, 2011 and management does not expect the adoption of this to have a material impact on the Group’s consolidated financial statements.

2	Summary of significant accounting policies (continued)

(t)	Recently issued accounting standards (continued)

(ii)	ASC 855

In May 2009, the FASB updated the guidance about subsequent events (currently codified in ASC 855-10, Subsequent Events), which establishes principles and requirements for subsequent events.  In particular, ASC 855-10-25-1A sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.  This updated guidance is effective for interim or annual financial periods ended after June 15, 2009.  The adoption of ASC 855-10-25-1A did not have a material impact on the Company’s consolidated financial statements.  In February 2010, the FASB amended ASC 855-10-50.  Further to the amendment, an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  The amendment is effective for interim or annual periods ending after June 15, 2010.  The Company has applied this new guidance in its fiscal year beginning April 1, 2010.

(iii)	Accounting Standards Update (“ASU”) 2010-06

In January 2010, the FASB amended the guidance on fair value disclosure requirements (currently codified in ASC 820-10, Fair Value Measurements and Disclosures), which requires additional disclosures for transfers in and out of Levels I and II and for activity in Level III.  The guidance is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Early adoption is permitted.  ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  The Company adopted the new guidance in its fiscal year beginning April 1, 2010 but the adoption of this did not have a material impact on its consolidated financial statements.

3	Accounts receivable, net

(a)	Accounts receivable consist of the following:

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Accounts receivable	255,420	358,310	54,718
Less: Allowance for doubtful accounts	(17,197)	(39,956)	(6,102)

	238,223	318,354	48,616

Representing:

Current portion:
– processing fees	48,057	60,550	9,247
– storage fees	12,452	15,861	2,422
– others	840	991	151

	61,349	77,402	11,820
Non-current portion:
– processing fees	176,874	240,952	36,796

	238,223	318,354	48,616

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

The Group has been continuously monitoring the recoverability of the accounts receivable, the credit quality of such receivables, the effectiveness and the efficiency of the said collection efforts.  During the year ended March 31, 2011, the Group sold RMB11,998 (US$1,832) of its accounts receivable to a third party for a consideration of RMB10,006 (US$1,528), satisfied in cash.  Pursuant to the agreement, the receivables were transferred without recourse.  The sale of the receivables was accounted for under ASC 860, Transfers and Servicing.  Under that guidance, receivables are considered sold when they are legally isolated from the Company and its creditors even in the event of bankruptcy or other receivership, the purchaser has the unconstrained right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables.

3	Accounts receivable, net (continued)

Non-current accounts receivable as of March 31, 2011 are due for payment as follows:

	March 31, 2011
	RMB	US$
Fiscal years ending March 31,

2013	23,485	3,586
2014	23,485	3,586
2015	23,485	3,586
2016	23,485	3,586
2017 and thereafter	147,012	22,452

	240,952	36,796

(b)	An analysis of the allowance for doubtful accounts is as follows:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Balance at beginning of year	1,557	8,392	17,197	2,626
Charged to provisions for doubtful accounts	6,835	8,805	25,018	3,821
Write-off charged against the allowance for the year	-	-	(2,259)	(345)

Balance at end of year	8,392	17,197	39,956	6,102

4	Inventories

Inventories consist of the following:

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Consumables and supplies	5,070	6,729	1,028
Donated umbilical cord blood processing costs	29,637	31,600	4,826

	34,707	38,329	5,854

4	Inventories (continued)

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories.  Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held.  Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories has been made as of March 31, 2010 and 2011.

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Prepaid expenses	9,149	8,823	1,347
Interest receivable	1,168	3	1
Other receivables	2,820	1,156	176

	13,137	9,982	1,524

6	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Buildings	150,181	150,181	22,935
Leasehold improvements	42,103	42,715	6,523
Machineries	48,382	68,167	10,410
Motor vehicles	4,703	6,071	927
Furniture, fixtures and equipment	19,981	23,098	3,527
Construction-in-progress	24,018	20,874	3,187

	289,368	311,106	47,509
Less: Accumulated depreciation	(38,877)	(60,758)	(9,278)

	250,491	250,348	38,231

6	Property, plant and equipment, net (continued)

Leasehold improvements are depreciated over the shorter of the term of the related lease and 10 years.

Construction-in-progress represents capital expenditure in respect of the construction of cord blood storage facilities.

7	Non-current prepayments

Included in non-current prepayments as of March 31, 2010 are prepaid property rentals of RMB8,839, deposits for purchases of plant and equipment of RMB1,982 and deposits of RMB140,317 for an investment in a company which operates a cord blood bank in the Shandong province, the PRC.

Included in non-current prepayments as of March 31, 2011 are prepaid property rentals of RMB5,151 (US$786) and deposits for purchases of plant and equipment of RMB601 (US$92).

8	Intangible assets, net

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Cord blood bank operating rights	29,129	138,628	21,169
Less: Accumulated amortization	(2,832)	(4,216)	(643)

	26,297	134,412	20,526

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.  The cord blood bank operating right in the Guangdong Province was acquired through the acquisition of Guangzhou Nuoya in May 2007.  Amortization expenses are recognized on a straight-line basis over the estimated useful life of 30 years.  Amortization of the operating right in the Guangdong Province was RMB971, RMB971 and RMB971 (US$148) for the years ended March 31, 2009, 2010 and 2011, respectively.  The operating right is subject to renewal and the next renewal is due in May 2012.

8	Intangible assets, net (continued)

On February 18, 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of RMB82,124.  Payment for the operating right is non-deductible for tax purpose, and the simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 19(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals cash consideration payable.  Amortization expenses of the operating right in the Zhejiang Province are recognized on a straight-line basis over the estimated useful life of 30 years.  Amortization of operating right was RMB413 (US$63) for the year ended March 31, 2011.  The operating right is subject to renewal and the next renewal is due in September 2013.  Consideration for the acquisition of the operating right has been subsequently settled in August 2011.

Estimated amortization expenses for the next five years are:

	March 31, 2011
	RMB	US$
Fiscal years ending March 31,

2012	4,621	705
2013	4,621	705
2014	4,621	705
2015	4,621	705
2016 and thereafter	115,928	17,706

Total amortization	134,412	20,526

9	Available-for-sale equity securities

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Listed equity securities, at market	48,475	52,733	8,053

The Group acquired 11,730,000 ordinary shares of Cordlife Limited at a total cost of RMB53,699 during the fiscal year ended March 31, 2008.  Cordlife Limited is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, and is listed on the Australian Securities Exchange Limited.

9	Available-for-sale equity securities (continued)

During the year ended March 31, 2009, the Group acquired an additional 5,795,000 ordinary shares of Cordlife Limited at a total cost of RMB11,172, satisfied in cash.  The acquisition of additional ordinary shares led to an increase in the Group’s equity interest in Cordlife Limited from 12.9% as of March 31, 2008 to 18.9% as of March 31, 2009.  The Group’s equity interest in Cordlife Limited was diluted to 16.3% as of March 31, 2010 due to the issuance of additional shares by Cordlife Limited during the year ended March 31, 2010.

On June 4, 2010, the Company announced the proposed underwriting of a renounceable rights issue offered by Cordlife Limited which was subject to approval by the shareholders of Cordlife Limited in the extraordinary general meeting to be held on July 9, 2010.  Under the underwriting agreement, the Company was obliged to underwrite the entire rights issue and will subscribe for any share shortfall if the existing shareholders of Cordlife Limited fail to exercise their rights.  On July 4, 2010, the Company and Cordlife Limited terminated the underwriting agreement and the Company was released from such obligation but continued to participate in the rights issue on a pro-rata basis.  The rights issue was completed on July 26, 2010 and the Company subscribed for 6,841,666 shares of Cordlife Limited at a total cost of RMB13,245 (US$2,023), satisfied in cash.

As of March 31, 2011, the Group held 24,366,666 ordinary shares of Cordlife Limited, representing a 16.8% equity interest.

The market value of the Group’s investment in Cordlife Limited had declined during the year ended March 31, 2008 and the nine months ended December 31, 2008, resulting in an unrealized holding loss of RMB37,426.  The Group assesses whether impairment losses are other-than-temporary quarterly.  Having considered the significance of the accumulated decline in the fair value of the ordinary shares of Cordlife Limited, the period of time during which market value of the shares had been below cost, and the then current market conditions, the management considered that the impairment loss on the investment up to December 31, 2008 was other-than-temporary.  As a result, an accumulated impairment loss amounting to RMB37,426 was recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the Company’s investment in Cordlife Limited.  Subsequent to December 31, 2008, there was an increase in the market value of the ordinary shares of Cordlife Limited, resulting in unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2009 of RMB5,081. During the year ended March 31, 2010, there was an increase in market value of the Group’s investment in Cordlife Limited, resulting in an unrealized holding gain of RMB22,012 for the year and total unrealized holding gain recognized in accumulated other comprehensive income attributable to CCBC shareholders of RMB27,093.  During the year ended March 31, 2011, there was a decline in the market value of the Group’s investment in Cordlife Limited, resulting in an unrealized holding loss of RMB7,748 (US$1,183) for the year.  As of March 31 2011, the total unrealized holding gain recognized in accumulated other comprehensive income attributable to CCBC shareholders amounted to RMB19,345 (US$2,954).  As of March 31, 2010 and 2011, total other-than-temporary impairment of RMB37,426 (US$5,715) had been recognized in income.

10	Other investment

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Unlisted equity securities, at cost	-	134,363	20,519

In February 2010, the Group acquired a 19.92% equity interest of Qilu Stem Cell Engineering Company Limited (“Qilu Stem Cell”), which operates a cord blood bank in the Shandong province, the PRC.  The consideration was satisfied in cash during the year ended March 31, 2010 and was included in non-current prepayments as of March 31, 2010.  The transaction was completed on May 5, 2010.  The Group does not have significant influence over the financial and operating decisions of Qilu Stem Cell.  The investment is stated at cost as the equity securities do not have a readily determinable fair value.

11	Bank loan

	March 31,
	2010	2011	2011
	RMB	RMB	US$
Lender

Hua Xia Bank	45,000	45,000	6,872

During the year ended March 31, 2010, the Group entered into a loan agreement with a commercial bank in the PRC for a one year term.  During the year ended March 31, 2011, the Group repaid the bank loan in full upon its maturity and entered into a new loan agreement with the commercial bank for a one year term.  The two loan agreements do not require the Group to comply with any financial covenants.  The loans bear a floating interest rate at 110% (2010: 110%) of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly.  As of March 31, 2011, the bank loan bears interest at 6.666% (2010: 5.841%) per annum.

Details of the bank loans are as follows:

Loan period	Interest expense for the years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

April 28, 2009 to April 27, 2010	-	2,431	196	30
May 11, 2010 to May 11, 2011	-	-	2,410	368

	-	2,431	2,606	398

11	Bank loan (continued)

The bank loans are denominated in RMB and are collateralized by certain buildings of the Group with a carrying value of RMB143,067 and RMB135,967 (US$20,764) as of March 31, 2010 and March 31, 2011, respectively.  The bank loan has been repaid in full upon maturity on May 11, 2011.

12	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Insurance premiums received on behalf of insurance company	2,120	3,724	569
Stamp duty, business tax, individual income tax and property tax payable	2,005	2,285	349
Accrued salaries, bonus and welfare expenses	4,451	5,821	890
Accrued consultancy and professional fees	4,016	2,135	325
Payable for property, plant and equipment	5,052	-	-
Payable for acquisition of cord blood bank operating right	-	82,124	12,541
Other payables	4,831	10,642	1,625

	22,475	106,731	16,299

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

The payable for the acquisition of the cord blood bank operating right of RMB82,124 (US$12,541) as of March 31, 2011 represents the amount incurred in connection with the acquisition of the cord blood bank operating right in the Zhejiang province, the PRC (Note 8).  The amount has been subsequently settled in August 2011.

13	Deferred revenue

(a)	Deferred revenue consists of the following:

	March 31,
	2010	2011	2011
	RMB	RMB	US$

Prepayments by subscribers prior to completion of cord blood processing services	12,359	45,517	6,950
Unearned storage fees	116,870	199,470	30,462

	129,229	244,987	37,412

Representing:

Current portion	36,074	82,319	12,571
Non-current portion	93,155	162,668	24,841

	129,229	244,987	37,412

(b)	An analysis of the unearned processing and storage fees is as follows:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Balance at beginning of year	84,292	89,177	116,870	17,847
Deferred revenue arising from new subscribers	33,172	76,042	153,505	23,443
Credited to income	(28,287)	(48,349)	(70,905)	(10,828)

Balance at end of year	89,177	116,870	199,470	30,462

14	Redeemable ordinary shares of CCBS and redeemable non-controlling interests

On November 9, 2006 and May 15, 2007, Subscription Agreements were entered into between China Stem Cells Holdings Limited (“CSC Holdings”), the then holding company of the operating companies of the Group, and subscribers, pursuant to which CSC Holdings issued 242,000 and 166,980 new redeemable ordinary shares to the subscribers.  Upon the consummation of the reorganization of CSC Holdings in February 2008, CCBS acquired all the redeemable ordinary shares of CSC Holdings by the issuance of 100 redeemable ordinary shares of CCBS for every redeemable ordinary share of CSC Holdings held by the shareholders, with their redemption rights substantively unchanged.  The number of such shares was restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock consolidation.  As a result, there were a total of 14,614,140 redeemable ordinary shares outstanding as of March 31, 2009.

Details of the redeemable ordinary shares issued (with number of shares retroactively restated) are as follows:

Date of issuance	November 22, 2006		May 15, 2007

Number of redeemable ordinary shares		8,647,420		5,966,720
Subscription price per share	US$	2.26	US$	3.84
Net proceeds received
– RMB		154,907		176,491
– US$		19,568		22,934

Under the terms of the Subscription Agreements, holders of the redeemable ordinary shares had right to require CSC Holdings to redeem the shares if a “qualified IPO” had not occurred.  For redeemable ordinary shares issued on November 22, 2006, a qualified IPO was defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 24 months from the date of share issuance that valued CSC Holdings at no less than US$240,000 immediately prior to the initial public offering.  For the redeemable shares issued on May 15, 2007, a qualified IPO was defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 20 months from the date of share issuance that valued CSC Holdings at no less than US$400,000 immediately prior to the initial public offering.  In the event of a redemption under this right, CSC Holdings had redeem the shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at an uncompounded annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid.

14	Redeemable ordinary shares of CCBS and redeemable non-controlling interests (continued)

Pursuant to the Share Exchange (Note 1(b)), the Participating Shareholders who held redeemable ordinary shares of CCBS waived their redemption rights with respect to the redeemable ordinary shares, on condition that the Share Exchange was completed by June 30, 2009.  Such a waiver effectively deferred the earliest date of redemption of the redeemable ordinary shares to June 30, 2009, and the Company continued to provide for the accretion to the redemption value up to the completion of the Share Exchange on June 30, 2009.

The accretion to the redemption value (net of related foreign exchange credits for the years ended March 31, 2009 and the three months ended June 30, 2010 of RMB3,248 and RMB871 respectively) is reflected as a charge against retained earnings as follows:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Redeemable ordinary share issued on:
– November 22, 2006	11,994	2,746	-	-
– May 15, 2007	12,901	3,124	-	-

Total accretion to redemption value	24,895	5,870	-	-

Upon completion of the Share Exchange on June 30, 2009 (Note 1(b)), the Participating Shareholders who held redeemable ordinary shares of CCBS exchanged such redeemable shares for 11,108,004 ordinary shares of the Company, which carry no redemption rights.  The carrying value of redeemable ordinary shares held by the Participating Shareholders of RMB299,614 upon the completion of such exchange was reclassified as the Company’s share capital of RMB4 and additional paid-in capital of RMB299,610.  The carrying value of the remaining redeemable shares of CCBS of RMB92,833 which represented a 6.06% equity interest in CCBS and carrying redemption rights, was reclassified as redeemable non-controlling interests upon completion of such exchange.

14	Redeemable ordinary shares of CCBS and redeemable non-controlling interests (continued)

Movements of the carrying value of redeemable ordinary shares of CCBS are as follows:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Balance at beginning of year	361,682	386,577	-	-
Accretion to redemption value	24,895	5,870	-	-
Reclassified as permanent equity upon completion of Share Exchange	-	(299,614)	-	-
Reclassified as redeemable non-controlling interests upon completion of Share Exchange	-	(92,833)	-	-

Balance at end of year	386,577	-	-	-

Redeemable non-controlling interests are stated at the higher of the non-controlling interests’ share of the Group’s net assets and their redemption value.  The accretion to the redemption value of RMB99 for the year ended March 31, 2010 was reflected as a charge against retained earnings.

In August 2009, the Non-Participating Shareholders exchanged all remaining redeemable ordinary shares of CCBS for 3,506,136 ordinary shares of the Company, which carry no redemption rights.  The carrying value of the redeemable non-controlling interests held by the Non-Participating Shareholders of RMB93,566 upon the completion of such exchange was reclassified as the Company’s share capital of RMB2 and additional paid-in capital of RMB93,564.

15	Deferred offering and reverse recapitalization costs

Deferred reverse recapitalization costs represent transaction costs incurred in connection with the Share Exchange up to March 31, 2009.  As of March 31, 2009, net proceeds from the Share Exchange were expected to exceed reverse recapitalization costs incurred.

15	Deferred offering and reverse recapitalization costs (continued)

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

Mainly as a result of the purchase of shares, liabilities of Pantheon just prior to the completion of the Share Exchange exceeded its assets by RMB4,722 and such net liabilities were assumed by the continuing company in connection with the reverse recapitalization.  CCBS entered into contingent fee arrangements with counterparties where transaction costs of RMB23,000 incurred in connection with the Share Exchange were refundable from counterparties contingent on the net proceeds raised from the reverse recapitalization.  The amount was included in deferred reverse recapitalization costs as of March 31, 2009 and was subsequently refunded to the Company in August 2009.  After adjusting for refunds from counterparties under contingent fee arrangements and additional costs incurred up to the completion of the Share Exchange, accumulated costs incurred by CCBS for the reverse recapitalization amounted to RMB16,844 as of June 30, 2009.  Such reverse recapitalization costs incurred, together with net liabilities of Pantheon assumed by the Company as a result of the Share Exchange, totaling RMB21,566 were effectively costs incurred by the Company for the Share Exchange which exceeded any proceeds, and were charged to income during the year ended March 31, 2010.

The Share Exchange Agreement was entered into pursuant to the Company’s decision to seek alternative ways to achieve the listing of its shares instead of through an initial public offering.  As a result, deferred offering costs previously incurred in connection with the proposed initial public offering of RMB9,473 were recognized as a write-off of deferred offering costs during the year ended March 31, 2009.

16	Shareholders’ equity

(a)	Share capital

As of March 31, 2009, CCBS had 121,000,000 shares issued and outstanding.  The share capital of CCBS as of March 31, 2009 as shown in these financial statements has been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock consolidation, resulting in a total of 43,237,100 shares outstanding as of March 31, 2009.

16	Shareholders’ equity (continued)

(a)	Share capital (continued)

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

Subsequent to the Share Exchange, all outstanding share options of the Company were exercised for 3,573,314 ordinary shares of the Company at a total exercise price of RMB39,744 (Note 20(a)).

In August 2009, 3,506,136 ordinary shares of the Company, which carry no redemption rights, were issued in exchange for the remaining 24% redeemable ordinary shares of CCBS.

In November 2009, the Company completed the listing of its shares on the New York Stock Exchange with a public offering of 3,305,786 new ordinary shares at an offering price of US$6.05 per share and net proceeds of RMB120,516 were raised.

Prior to the completion of the Share Exchange, Pantheon issued a promissory note with principal amount of US$510,000 to EarlyBirdCapital, Inc. (“EBC”), the representative of Pantheon’s underwriters in its Initial Public Offering in December 2006 as settlement of payable for services rendered.  The promissory note bore no interest and had a maturity on June 29, 2010 but the Company could voluntarily repay the note any time prior to March 29, 2010.  The note was automatically converted into 84,298 ordinary shares upon the completion of the public offering as the Company completed a U.S. registered offering for ordinary shares raising gross proceeds of more than US$10,000 prior to the maturity date of the promissory note.

Under the underwriting agreement with underwriters in connection with the offering of shares in November 2009, the Company granted an option to the underwriters to purchase up to 495,867 additional ordinary shares of the Company at the offering price of US$6.05 per share, which was exercisable within 45 days from the completion of the offering.  In January 2010, the option was exercised and net proceeds of RMB19,409 were raised.

In February and March 2010, a total of 65,100 shares were issued by the Company upon exercise of warrants.  As a result of the above transactions, the Company had 66,743,693 shares outstanding as of March 31, 2010.

16	Shareholders’ equity (continued)

(a)	Share capital (continued)

During the year ended March 31, 2011, a total of 345,010 ordinary shares were issued by the Company upon the exercise of warrants (see note 16(c)(i)), a total of 1,627,518 ordinary shares were issued upon the completion of the Warrant Exchange (see note 16(c)(i) and note 16(c)(ii)) and 309,346 ordinary shares were repurchased under the share repurchase program (see note 16(d)).

In November 2010, the Company completed a secondary offering of 7,000,000 ordinary shares at an offering price of US$4.50 per share and net proceeds of RMB189,861 (US$28,994) were raised.

As a result of the above transactions, the Company had 75,406,875 shares outstanding as of March 31, 2011.

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

Transfers of RMB8,332, RMB10,537 and RMB12,178 (US$1,860) have been made to the statutory surplus reserve by Beijing Jiachenhong and Guangzhou Nuoya for the years ended March 31, 2009, 2010 and 2011, respectively.  Accumulated statutory surplus reserve as of March 31, 2010 and 2011 amounted to RMB25,607 and RMB37,785 (US$5,770), respectively.

16	Shareholders’ equity (continued)

(c)	Warrants and options

The Company had the following warrants and options in issue during the year ended March 31, 2011.

(i)	IPO Warrants

Upon its Initial Public Offering in December 2006, the Company issued 5,750,000 units (“Units”) at an offering price of US$6.00 per unit.  Each Unit consists of one share of the Company’s common stock, and two warrants (“IPO Warrants”).  Each holder of an IPO Warrant was entitled to purchase one share of the Company’s common stock at an exercise price of US$5.00 prior to its expiry on December 13, 2010.  The IPO Warrants were redeemable, at the discretion of the Company and subject to the consent of Early Bird Capital, Inc. (“EBC”), at a price of US$0.01 per IPO Warrant upon 30 days’ notice only in the event that the last sale price of the Company’s common stock is at least US$8.50 per share for any 20 trading days within a 30 trading-day period ending on the third day prior to the date of notice of redemption.  If the Company redeemed the IPO Warrants, it would have the option to require any IPO Warrant holder that wished to exercise his Warrant to do so on a “cashless basis”.  During the year ended March 31, 2010, 65,100 IPO warrants were exercised.  As of March 31, 2010, 11,434,900 IPO warrants were outstanding.  During the year ended March 31, 2011, 345,010 IPO Warrants were exercised.  On November 10, 2010, the Company announced a warrant exchange offer (“Warrant Exchange”), which allowed outstanding warrant holders to receive one ordinary share for every eight outstanding warrants.  Together with Insider Warrants (Note 16(c)(ii)), a total of 13,020,236 warrants were exchanged for 1,627,518 ordinary shares upon completion of Warrant Exchange. The remaining warrants lapsed on expiry.

(ii)	Insider Warrants

Simultaneous with the Company’s Initial Public Offering, the Company sold 2,083,334 warrants to certain of its then officers, directors and special advisors (“Insider Warrants”).  The terms of the Insider Warrants are identical to the IPO Warrants, except that if the Company called the IPO Warrants for redemption, the Insider Warrants were exercisable on a cashless basis as described in Note 16(c)(i).  The Insider Warrants were either exchanged for shares upon the Warrant Exchange (Note 16(c)(i)) or lapsed.

16	Shareholders’ equity (continued)

(c)	Warrants and options (continued)

(iii)	Option to purchase Units of the Company

In connection with its Initial Public Offering, the Company also issued an option for US$0.1 to EBC to purchase 500,000 Units at an exercise price of US$6.60 per Unit prior to its expiry on December 13, 2011.  The Units issuable upon exercise of the option were identical to the Units sold in the Initial Public Offering.  The option could be exercised for cash or on a cashless basis at the holders’ option, such that the holder could use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the Units and underlying securities) to exercise the option without paying cash.  However, the Company had no obligation to net cash settle the exercise of the option or the warrants underlying the option.  The holder of the option were be entitled to exercise the option or the warrants underlying the option unless a registration statement covering the securities underlying the option is effective or an exemption from registration was available.  If the holder was unable to exercise the option or the underlying warrants, the option or warrants, as applicable, expired worthless.  The warrants underlying the option were exercisable at the same price and had the same expiry date as of December 13, 2010 as the IPO Warrants.  As of March 31, 2011, the option had not been exercised and the warrants underlying the option had expired.

(d)	Share repurchase program

On September 15, 2010, the Group announced the authorization of a share repurchase program under which the Company was entitled to repurchase up to US$15 million worth of its outstanding ordinary shares.  Pursuant to this program, the Company was entitled to repurchase its shares for a period of one year commencing on September 15, 2010 in the open market at prevailing market prices or in block trades.  The timing of purchases will be determined by the Company, which will base its decisions on share price, corporate and regulatory requirements, capital availability and other market conditions.

As of March 31, 2011, the Company has repurchased and cancelled 309,346 ordinary shares at a total cost of RMB10,653 (US$1,627).  Any shares repurchased by the Company have to be cancelled under the Companies Law of the Cayman Islands, where the Company is domiciled in.  The excess of the repurchase price over par value of RMB10,653 (US$1,627) was charged to additional paid-in capital.

17	Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood storage and ancillary services.

In view of the fact that the Group operates and manages its business solely in the PRC and services were predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues can be analyzed as follows:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Cord blood processing fees	164,774	211,860	266,554	40,705
Cord blood storage fees	28,287	48,349	70,905	10,828
Fee derived from the provision of donated cord blood for transplantation and research	1,476	1,327	2,073	317

	194,537	261,536	339,532	51,850

18	Depreciation

Depreciation of property, plant and equipment is included in the following captions:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Direct costs	6,175	12,057	11,790	1,801
Research and development	-	1,748	2,933	448
Sales and marketing	158	1,437	1,679	256
General and administrative	1,242	4,218	5,689	869

	7,575	19,460	22,091	3,374

19	Income tax

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

19	Income tax (continued)

(b)	Hong Kong

The Company’s subsidiaries that are incorporated or operated in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong.  No provision was made for Hong Kong Profits Tax as they did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2009, 2010 and 2011.  The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

(c)	The PRC

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”), which revised the PRC statutory income tax rate to 25% and was effective on January 1, 2008.  The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

Prior to 2008, Beijing Jiachenhong, being a foreign invested production-oriented enterprise registered in the Beijing Economic and Technology Development Zone, was entitled to a preferential income tax rate of 15% and was granted a full exemption from income tax for two years followed by a 50% reduction of income tax rate for three years starting from its first profit-making year (“the Tax Holiday”).  Beijing Jiachenhong started its Tax Holiday on January 1, 2004.  The new tax law and its relevant regulations provide a five-year transition period from January 1, 2008 for those enterprises which were entitled to a preferential tax rate under the then effective tax laws or regulations, as well as grandfathering the Tax Holidays.  The transitional tax rates are 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively.  In addition, entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%.  In January 2009, Beijing Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008.  For income tax purposes, the certificate was valid for a period of three years effective retroactively from January 1, 2008. Upon the expiry of HNTE certificate, the tax rate applied to Beijing Jiachenhong would be 25%.

19	Income tax (continued)

(c)	The PRC (continued)

Based on the above, Beijing Jiachenhong is subject to income tax at 9% from April 1 to December 31, 2008, at 15% for each of the calendar years 2009 and 2010, and at 25% for the calendar years 2011 onwards, respectively.

The new tax law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008.  The Company has not provided for income taxes on such accumulated earnings of its PRC subsidiaries as of March 31, 2011 since these earnings are intended to be reinvested indefinitely in the PRC.  As of March 31, 2011, such unremitted earnings that may be subject to the withholding tax amounted to RMB267,709 (US$40,833) and the related unrecognized deferred tax liability was RMB26,771 (US$4,088).

Income tax expense represents PRC income tax expense as follows:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Current tax expense	19,525	28,413	40,880	6,242
Deferred tax benefit	(1,671)	(3,643)	(6,951)	(1,061)

	17,854	24,770	33,929	5,181

19	Income tax (continued)

(c)	The PRC (continued)

Income before income tax expense arose from the following tax jurisdictions:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

The PRC	97,933	116,796	155,652	23,769
Hong Kong	(55,634)	(37,133)	(23,510)	(3,590)

Income before income tax expense	42,299	79,663	132,142	20,179

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Income before income tax expense	42,299	79,663	132,142	20,179

Computed “expected” tax expense	10,574	19,916	33,036	5,045
Non-PRC entities not subject to income tax	13,908	9,283	5,878	898
Effect of change in tax rates	102	-	-	-
Income tax holiday	(3,444)	-	-	-
Tax rate differential	(3,508)	(4,488)	(4,865)	(743)
Others	222	59	(120)	(19)

Actual income tax expense	17,854	24,770	33,929	5,181

19	Income tax (continued)

(c)	The PRC (continued)

The effect of the tax holiday increased the Group’s net income by RMB3,444, RMBNil and RMBNil (US$Nil) for the years ended March 31, 2009, 2010 and 2011, respectively.  Consequently, the effect of the tax holiday increased the Group’s basic and diluted earnings per share by RMB0.06 for the year ended March 31, 2009.

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets

Accounts receivable	2,721	4,069	621
Non-current accounts receivable	1,530	5,407	826
Property, plant and equipment	830	1,236	189
Inventories	2,473	2,378	363
Tax loss	-	381	58
Others	722	1,304	200

	8,276	14,775	2,257

Deferred tax liabilities

Deferred revenue	(134)	(124)	(19)
Property, plant and equipment	(96)	-	-
Intangible assets	(6,574)	(33,603)	(5,132)

	(6,804)	(33,727)	(5,151)

Net deferred tax assets/(liabilities)	1,472	(18,952)	(2,894)

19	Income tax (continued)

(c)	The PRC (continued)

Classification in the consolidated balance sheets:

	March 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets

Current portion	3,443	5,373	821
Non-current portion	288	2,565	392

Deferred tax liabilities

Non-current portion	(2,259)	(26,890)	(4,107)

	1,472	(18,952)	(2,894)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Management believes that the deferred tax assets as of March 31, 2010 and 2011 are more likely than not to be realized and no valuation allowance needs to be made.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of April 1, 2009 and for each of the years ended March 31, 2010 and 2011, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent.  The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15).  In the case of transfer pricing issues, the statute of limitation is ten years.  There is no statute of limitation in the case of tax evasion.  The income tax returns of the Company’s PRC subsidiaries for the calendar years from 2005 to 2010 are open to examination by the PRC state and local tax authorities.

20	Share-based compensation

(a)	Share option scheme of CSC Holdings

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

On September 21, 2006, CSC Holdings granted several directors and employees options to purchase a total of 100,000 ordinary shares of CSC Holdings at an exercise price of HK$450 per share.  The options became vested as follows:

-	30% of options granted vested immediately on the date of grant;

-	another 30% vested immediately after 12 months from the date of grant; and

-	the remaining 40% vested immediately after 18 months from the date of grant.

All the options granted are exercisable by the grantees upon vesting and will expire on August 27, 2016.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

-	Fair value of shares on measurement date	HK$450 per share

-	Expected volatility	34.66% - 40.21%

-	Expected dividends	0%

-	Risk-free rate	1.83% - 2.19%

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

20	Share-based compensation (continued)

(a)	Share option scheme of CSC Holdings (continued)

No options were exercised, cancelled or lapsed during the year ended March 31, 2009.  Upon completion of the Share Exchange on June 30, 2009, each share option of CSC Holdings was replaced by an option to acquire 35.73314 shares of the Company.  All such share options were exercised by the grantees on June 30, 2009.  The excess of exercise price received of RMB39,744 over the nominal value of shares issued, of RMB39,741 was credited to additional paid-in capital.

(b)	Earn-out warrant scheme of the Company

Under the Share Exchange Agreement, the Company could issue and deliver up to 9,000,000 warrants to its management (“Earn-Out Warrants”), each representing the right to purchases one share of the Company.  Under the Share Exchange Agreement, up to 2,500,000 warrants could be issued if the target growth in the number of new subscribers of the Company’s cord blood storage service for the year ended March 31, 2009 was achieved.  Similarly, up to 3,000,000 and 3,500,000 warrants could be issued if the target growth in the number of new subscribers for the years ended March 31, 2010 and 2011 is achieved, respectively.  However, the terms and number of Earn-Out Warrants to be awarded to management, if any, had to be determined by the Compensation Committee of the Company.

The Earn-Out Warrants scheme of the Company was approved by the Company’s shareholders on June 30, 2009, and based on the Company’s operating data, the target growth in the number of new subscribers for the years ended March 31, 2009 and 2010 was met.  However, the terms and number of Earn-Out Warrants to be granted, if any, were not determined and approved by the Compensation Committee.  As the award of Earn-Out Warrants had not been authorized as of March 31, 2010, no compensation expense was recognized for the year ended March 31, 2010.  On July 14, 2010, the scheme was cancelled.

(c)	Restricted Share Unit scheme of the Company

The Restricted Share Unit scheme was approved by the shareholders of the Company and adopted on February 18, 2011, with a mandate limit of granting rights to receive ordinary shares not exceeding 10% of the Company’s issued and outstanding share capital, to directors, officers, employees and/or consultants of the Group.  As no awards have been granted as of March 31, 2011, no compensation expense has been recognized for the year ended March 31, 2011.

21	Net (loss)/income per share

The following table sets forth the computation of basic net income per share:

	Years ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Basic net (loss)/income per share

Net income attributable to the parent company	20,695	49,177	91,703	14,004
Accretion to redemption value of redeemable non-controlling interests	-	(99)	-	-

Adjusted net income attributable to the parent entity	20,695	49,078	91,703	14,004
Accretion to redeemable ordinary shares redemption value	(24,895)	(5,870)	-	-

Net (loss)/income attributable to ordinary shareholders	(4,200)	43,208	91,703	14,004

Denominator (weighted-average):
- ordinary shares	43,237,100	58,854,605	70,083,876
- redeemable ordinary shares (Note)	14,614,140	3,643,525	-

	57,851,240	62,498,130	70,083,876

Allocation of undistributed (loss)/income:
- ordinary shares	(3,139)	48,273	91,703	14,004
- redeemable ordinary shares (Note)	(1,061)	(5,065)	-	-

	(4,200)	43,208	91,703	14,004

Allocation of net (loss)/income (numerator):
- ordinary shares	(3,139)	48,273	91,703	14,004
- redeemable ordinary shares	23,834	805	-	-

	20,695	49,078	91,703	14,004

Basic net (loss)/income per share:
- ordinary shares	(0.07)	0.82	1.31	0.20
- redeemable ordinary shares	1.63	0.22	-	-

21	Net (loss)/income per share (continued)

Note:
The redeemable ordinary shares were only outstanding for periods prior to the Share Exchange on June 30, 2009 and the net income per share attributable to those shares for the year ended March 31, 2010 reflects their share of net income in the three months ended June 30, 2009 when they were outstanding.

As of March 31, 2009, there were 3,573,314 dilutive potential ordinary shares, being share options granted to the directors and executives.  All such share options had been exercised as of June 30, 2009.

As of March 31, 2010, the Company had dilutive potential ordinary shares representing shares issuable upon exercise of the 13,518,234 warrants (see Notes 16(c)(i) and (c)(ii)) and an option to purchase the Company’s Units (see Note 16(c)(iii)).

As of March 31, 2011, the Company had dilutive potential ordinary shares of 500,000 representing shares issuable upon exercise of an option to purchase the Company’s Units (see Note 16(c)(iii)).  Diluted net (loss)/income per share for the year ended March 31, 2009 and 2011 is the same as basic net (loss)/income per share as the dilutive potential shares have an anti-dilutive effect on net (loss)/income per share.

Diluted net income per share for the year ended March 31, 2010 is computed as follows:

March 31, 2010
RMB
Denominator:
- ordinary shares (including 3,180,716 dilutive potential shares)	62,035,321
- redeemable ordinary shares	3,643,525

65,678,846

Allocation of undistributed income:
- ordinary shares	48,251
- redeemable ordinary shares	(5,043)

43,208

Allocation of net income (numerator):
- ordinary shares	48,251
- redeemable ordinary shares	827

49,078

Diluted net income per share:
- ordinary shares	0.78
- redeemable ordinary shares	0.22

22	Related party transactions

(a)	The principal related party transactions are as follows:

		Years ended March 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Rental of properties	(i)	2,088	1,602	1,440	220
Service fee	(ii)	-	552	-	-

Notes:

(i)
During the years ended March 31, 2009, 2010 and 2011, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a company under common control, leases a property to the Group under an operating lease for use as the Group’s cord blood bank, at an effective monthly rental of RMB174.  The lease was renewed in July 2009 at a monthly rental of RMB120 (US$18).  The lease runs for a period of 5.5 years expiring in December 2014 and does not include contingent rentals.

(ii)	During the year ended March 31, 2010, Golden Meditech Holdings Limited, a shareholder, provided administrative services to the Group, at a monthly service fee of RMB184 up to June 30, 2009.

(b)	Amounts due to related parties are as follows:

		March 31,
	Note	2010	2011	2011
		RMB	RMB	US$
Current liabilities

Amounts due to:
- Beijing Jingjing	(i)	360	360	55
- Directors	(ii)	2,617	-	-

		2,977	360	55

Notes:

(i)	The balance represents rental payable.

(ii)
The balance represents administrative expenses paid by the Company’s directors on behalf of the Company which were repaid by the Company during the year ended March 31, 2011.  The balance is unsecured, interest-free and has no fixed terms of repayment.

23	Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong and Guangzhou Nuoya are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for its employees.  The total amount of contributions of RMB3,724, RMB5,664 and RMB7,107 (US$1,085) for the years ended March 31, 2009, 2010 and 2011, respectively, was charged to expense in the consolidated statements of operations.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

24	Fair value disclosures

The Group adopted ASC 820, Fair Value Measurements and Disclosures in measuring fair value, as follows:

Level 1:
Valuations are based on quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access.  Since valuations are readily and regularly available, valuation of Level 1 assets and liabilities does not require a significant degree of judgment.

The Group determined the fair value of the available-for-sale equity securities (see Note 9) using quoted market prices based on the last trading value as of March 31, 2010 and 2011.

Level 2:
Valuations are based on quoted prices for similar assets in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly. The Group had no instruments which were valued using Level 2 inputs as of March 31, 2010 and 2011.

Level 3:
Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.  Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.  The Group had no instruments which were valued using Level 3 inputs as of March 31, 2010 and 2011.

25	Business and credit concentrations

All of the Group’s customers are located in the PRC.  Revenues from and gross accounts receivable due from customers are individually immaterial.

The Group purchases raw materials from a few major suppliers which are located in the PRC.  The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Years ended March 31,
	2009		2010		2011		2011
	RMB	%	RMB	%	RMB	%	US$	%

Beijing Zhu You Ying Kang Technology Development Co., Ltd.	2,881	15	4,973	19	7,562	22	1,155	22
Hangzhou Baitong Biological Technology Co., Ltd.	3,381	17	5,192	19	6,224	18	950	18
Fenwal Dahun Pharmaceutical Technology (Shanghai) Co., Ltd.	4,425	22	7,340	27	5,617	16	858	16
Beijing Probe Biological Technology Co., Ltd.	2,181	11	3,336	12	3,463	10	529	10

	12,868		20,841		22,866		3,492

Accounts payable due to major suppliers representing more than 10% of outstanding accounts payable as of the respective year end were as follows:

	March 31,
	2010		2011		2011
	RMB	%	RMB	%	US$	%

Beijing Zhu You Ying Kang Technology Development Co., Ltd.	289	5	737	15	112	15
Hangzhou Baitong Biological Technology Co., Ltd.	638	12	192	4	29	4

	927		929		141

26	Commitments and contingencies

(a)	Operating lease commitments

For the years ended March 31, 2009, 2010 and 2011, total rental expenses for obligations under operating leases were RMB4,538, RMB5,832 and RMB5,594 (US$855), respectively.

As of March 31, 2011 the total future minimum payments under non-cancellable operating leases are payable as follows:

	March 31, 2011
	RMB	US$
Fiscal years ending March 31,

2012	5,495	839
2013	5,436	830
2014	5,161	788
2015	4,801	733
2016	3,721	568
2017 and thereafter	46,512	7,103

Total payments	71,126	10,861

(b)	Contractual commitments

The Group has entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells.  Commitments as of March 31, 2011 under this agreement amount to RMB2,000 (US$305) (2010: RMB2,000).

In June 2006, the Group entered into a co-operation agreement with the Peking University People’s Hospital (“PUPH”).  Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank, in return for a fixed annual advisory fee of RMB2,000 (US$305).  The agreement has a term of twenty years commencing in October 2006.

In November 2009, Guangzhou Nuoya entered into a co-operation agreement with the Guangdong Women and Babies Medical Centre (“GWBM”).  Pursuant to the agreement, GWBH provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,000 (US$305).  The agreement has a term of twenty years commencing in November 2009.

In December 2010, Zhejiang Lukou entered into a co-operation agreement with the Zhejiang Provincial Blood Center ("ZPBC"). Pursuant to the agreement, ZPBC provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,000 (US$305). The agreement has a term of three years commencing in February 2011.

26	Commitments and contingencies (continued)

(b)	Contractual commitments (continued)

As of March 31, 2011, the total future minimum payments under the co-operation agreements are payable as follows:

	March 31, 2011
	RMB	US$
Fiscal years ending March 31,

2012	6,000	916
2013	6,000	916
2014	5,770	881
2015	4,000	611
2016	4,000	611
2017 and thereafter	48,167	7,356

Total payments	73,937	11,291

27	Subsequent events

(a)	Subsequent to the year end and up to September 27, 2011, the Group has repurchased 1,768,760 ordinary shares for a total consideration of RMB35,117 (US$5,363).

(b)
On June 16, 2011, the shareholders of Cordlife Limited approved a capital reduction of the company.  The capital reduction results in the demerger of Cordlife Pte Ltd, a major operation of Cordlife Limited which is mainly engaged in cord blood banking business in Singapore and Hong Kong, from Cordlife Limited.  Shares in Cordlife Pte Ltd were distributed to shareholders on a pro rata basis.  Following the demerger, the Group owns a 16.1% equity interest in each of Cordlife Pte Ltd and Cordlife Limited and the Group’s then investments in Cordlife Limited upon the completion of the demerger were recognized as investments in Cordlife Pte Ltd and Cordlife Limited based on their respective estimated fair values as of the date of the demerger.

(c)
On May 31, 2011, Guangzhou Nuoya has been determined and acknowledged as a HNTE and such status is valid for three years retrospectively from January 1, 2010. Guangzhou Nuoya is expected to be subject to a reduced tax rate of 15% for such period. The tax effect of obtaining the HNTE status by Guangzhou Nuoya will be recorded as an income tax benefit for the year ending March 31, 2012.