Form 20-F
period 2012-03-31
China Cord Blood Corp
filed 2012-07-31
CIK 1467808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2012.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
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

On March 31, 2012, the issuer had 73,140,147 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Table of Contents

PART I			4

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		4

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		4

ITEM 3.	KEY INFORMATION		4
	A.	Selected Financial Data	4
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8

ITEM 4.	INFORMATION ON THE COMPANY		38
	A.	History and Development of the Company	38
	B.	Business Overview	41
	C.	Organizational Structure	65
	D.	Property, Plant and Equipment	68

ITEM 4A.	UNRESOLVED STAFF COMMENTS		68

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		68

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		91
	A.	Directors and Senior Management	91
	B.	Compensation	94
	C.	Board Practices	97
	D.	Employees	99
	E.	Share Ownership	99

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		99
	A.	Major Shareholders	99
	B.	Related Party Transactions	101
	C.	Interests of Experts and Counsel	101

ITEM 8.	FINANCIAL INFORMATION		101
	A.	Consolidated Statements and Other Financial Information.	101
	B.	Significant Changes	102

ITEM 9.	THE OFFER AND LISTING		102
	A.	Offer and Listing Details	102
	B.	Plan of Distribution	102
	C.	Markets	102
	D.	Selling Shareholders	103
	E.	Dilution	103
	F.	Expenses of the Issue	103

ITEM 10.	ADDITIONAL INFORMATION		103
	A.	Share Capital	103
	B.	Memorandum and Articles of Association	103
	C.	Material Contracts	107
	D.	Exchange Controls	108
	E.	Taxation	108

i

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“CCBC”, “we”, “us”, “our company”, or “our”, refers to China Cord Blood Corporation, a company with limited liability registered by way of continuation in the Cayman Islands;

•	“CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of CCBC;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;

•	“Cordlife” refers to Cordlife Limited before its restructuring on June 30, 2011. Cordlife was a company with limited liability listed on the Australian Securities Exchange. It was principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;

•	“CBB” refers to Cordlife Limited after the restructuring of Cordlife Limited on June 30, 2011. CBB is a company with limited liability listed on the Australian Securities Exchange. It is principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines;

•	“Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife Limited on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in mature markets including Singapore and Hong Kong;

•	“Cordlife HK” refers to Cordlife (Hong Kong) Limited, a private company and a subsidiary of Cordlife Singapore. It is principally engaged in cord blood banking services in Hong Kong;

•	“CSC East” refers to China Stem Cells (East) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“CSC Holdings” refers to China Stem Cells Holdings Limited, a company with limited liability incorporated in the Cayman Islands;

•	“CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;

•	“Group” refers to China Cord Blood Corporation and its subsidiaries;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of China;

•	“Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“KKRCHL” refers to KKR China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands affiliated with KKR China Growth Fund L.P., a China-focused fund managed by Kohlberg Kravis Roberts & Co. L.P., a global investment firm publicly traded on the New York Stock Exchange;

•	“Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co., Ltd., a company incorporated in the PRC with limited liability;

•	“Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“provinces” of China refers to the twenty-two provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In May 2010, we completed an investment in approximately 19.9% of the equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence over the management of Qilu. Therefore, our investment in Qilu is stated at cost less impairment losses. Unless otherwise indicated, we have not consolidated the financial information and operational results of Qilu in our financial information and operational results.

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. This entity will enable us to operate exclusively in the Zhejiang province, a new and previously unserved geographic area in China. According to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, and acquired the right to operate the cord blood bank in the Zhejiang province during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cell storage services for expectant parents as well as preserving cord blood units donated by the public. Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our Beijing operation, Guangdong operation and Zhejiang operation.

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China and all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 30, 2012. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 30, 2012, the noon buying rate was RMB6.2975 to $1.00.

This report contains statistical data relating to the healthcare industry in China that we obtained from various institutions’ publicly available publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that these publications are reliable, we have not independently verified their statistical data. These statistical data may not be comparable to similar statistics collected for the industry in the United States and other countries.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this report relate to, among others:

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

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2011 and 2012 and for the years ended March 31, 2010, 2011 and 2012, which are included elsewhere in this report; (ii) our audited consolidated financial statements as of March 31, 2010 which are not included in this report; and (iii) the audited consolidated financial statements of CCBS (other than net income/(loss) per share data) as of March 31, 2008 and 2009 and for the years ended March 31, 2008 and 2009 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2011 and 2012 and for the years ended March 31, 2010, 2011 and 2012 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of income data:
Revenues	60,419	380,490	339,532	261,536	194,537	233,081
Gross profit	46,658	293,832	262,156	195,806	145,366	172,346
Operating income (1)	21,412	134,843	123,819	97,193	85,197	125,403
Net income attributable to CCBC shareholders (2)(3)	20,957	131,980	91,703	49,177	20,695	117,010
Net income/(loss) per ordinary share, basic	0.28	1.79	1.31	0.82	(0.07)	1.59
Net income/(loss) per ordinary share, diluted	0.28	1.79	1.31	0.78	(0.07)	1.54
Net income per redeemable ordinary share, basic	N/A	N/A	N/A	0.22	1.63	3.46
Net income per redeemable ordinary share, diluted	N/A	N/A	N/A	0.22	1.63	3.41
Selected operating data:
New subscriber sign-ups	53,924	53,924	56,518	45,252	34,678	26,060
New donations accepted	4,506	4,506	3,001	3,390	698	693
Total units stored (end of period) (4)(5)(6)	260,879	260,879	202,449	142,930	94,288	58,912
Units deposited by subscribers (end of period) (6)	239,754	239,754	185,830	129,312	84,060	49,382
Units contributed by donors (end of period) (4)(5)	21,125	21,125	16,619	13,618	10,228	9,530

(1)	Includes:

	For the year ended March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Share-based compensation expenses	—	—	—	—	—	3,191
Write-back of deferred revenues (included in revenues)	—	—	—	—	—	136,510
Write-back of deferred cord blood processing costs
– included in direct costs	—	—	—	—	—	32,946
– included in operating expenses	—	—	—	—	—	4,219

Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510

Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165

(2)	Includes:

	For the year ended March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Write-off of deferred reverse recapitalization costs	—	—	—	21,566	—	—
Impairment loss on available-for-sale equity securities	—	—	—	—	37,426	—
Write-off of deferred offering costs	—	—	—	—	9,473	—

(3)	Includes:

	For the year ended March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense(a)(b)	1,530	9,634	33,929	24,770	17,854	17,808

(a) Jiachenhong was certified as a High and New Technology Enterprise (“HNTE”) in February 2012. Jiachenhong’s HNTE certificate was dated October 28, 2011 and was approved by the relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and expires on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. A one time tax benefit of RMB1.7 million ($0.3 million) was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status.

(b) Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by relevant PRC tax authority on June 2, 2011. Such status is valid retroactively as of January 1, 2010 and expires on December 31, 2012. As a result, Nuoya is subject to a reduced tax rate of 15% during the such period. A one time tax benefit of RMB13.0 million ($2.0 million) was recorded in the current year’s consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Nuoya’s HNTE status.

Jiachenhong was exempt from PRC income tax for the years ended December 31, 2004 and 2005 and was entitled to 50% reduction of PRC income tax for the years ended December 31, 2006, 2007 and 2008. Such income tax benefits increased net income and net income per share as follows:

	For the year ended March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Increase in net income	—	—	—	—	3,444	4,395
Increase in basic net income per ordinary share	—	—	—	—	0.06	0.08
Increase in diluted net income per ordinary share	—	—	—	—	0.06	0.07
Increase in basic net income per redeemable ordinary share	—	—	—	—	0.06	0.08
Increase in diluted net income per redeemable ordinary share	—	—	—	—	0.06	0.07

(4)	As of period end, “Total units stored” and “Units contributed by donors” take into account the withdrawal of donated units when we are successful in providing matching services.

(5)	Includes 1,253 units received in connection with our acquisition of Nuoya in May 2007.

(6)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

	For the year ended March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	56,190	353,858	176,585	36,365	4,051	68,864
Net cash used in investing activities	(19,523)	(122,945)	(33,914)	(158,849)	(34,444)	(162,853)
Net cash (used in)/provided by financing activities	(7,092)	(44,664)	193,141	242,393	(35,276)	172,002

	As of March 31,
	2012	2012	2011	2010	2009	2008
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	126,131	794,311	611,387	280,835	161,406	228,787
Working capital (i)	111,165	700,065	460,261	247,800	180,425	236,002
Total assets	289,663	1,824,150	1,563,598	1,047,034	696,391	644,092
Deferred revenue	65,526	412,644	244,987	129,229	92,582	86,937
Share capital	8	50	52	46	34	34
Retained earnings	49,380	310,973	178,993	87,290	44,082	48,282
Total shareholders’ equity	190,986	1,202,734	1,070,781	808,886	165,542	157,758

(i)	Working capital is calculated as total current assets minus total current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 30, 2012 the noon buying rate announced by Federal Reserve Statistical Release was RMB6.2975 to $1.00 and on June 29, 2012 the noon buying rate was RMB6.3530 to $1.00.

	Renminbi per U.S. Dollar – Noon Buying Rate
	Period Ended	Average (1)	Low	High
2012
June	6.3530	6.3633	6.3530	6.3703
May	6.3684	6.3242	6.3052	6.3684
April	6.2790	6.3043	6.2790	6.3150
March	6.2975	6.3125	6.2975	6.3315
February	6.2935	6.2997	6.2935	6.3120
January	6.3080	6.3172	6.2940	6.3330
Year ended March 31, 2012	6.2975	6.3790	6.2935	6.5477
Year ended March 31, 2011	6.5483	6.7069	6.5483	6.8323
Year ended March 31, 2010	6.8258	6.8286	6.8176	6.8371
Year ended March 31, 2009	6.8260	6.8295	6.8176	6.8470
Year ended March 31, 2008	6.8230	6.9193	6.7800	7.2946

Source: Federal Reserve Bank

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2010, 2011 and 2012 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•	The PRC Ministry of Health, or “MOH”, has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we plan to obtain a license to operate, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the MOH or the local departments of health, or “DOH”, takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would reduce our assets and net income.

•	Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we indirectly own a 19.9% effective interest. Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang are consistent in most commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

•	There is a possibility that the MOH or the relevant DOH will take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the MOH or the DOH publicly announces such a position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.

•	In response to the development of medical reform of China, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which could undermine cord blood bank profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its major business by imposing certain restrictive conditions on subscription services. If any of such circumstances occur, our business and financial conditions may be adversely affected.

•	The MOH or the relevant DOH may be inclined to restrict or prohibit the operators of licensed cord blood bank from conducting fee-based commercial cord blood banking services directly. In such event, we may have to change our business model or even terminate our business, and our results of operations, financial condition and liquidity may be materially adversely affected.

•	The MOH or the relevant DOH may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations would be materially adversely affected.

•	The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government recently regarding the aforementioned healthcare reform, including but not limited to the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to the pricing standards established by the relevant commodity price departments of PRC. Notwithstanding, there is lacking of a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates. If the government controlled pricing or price guidance set by relevant department of PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially adversely affected.

If we lose our position as the sole provider of cord blood banking services in our existing markets, our business and prospects may be materially adversely affected.

Our business and financial results may be materially adversely affected by a relaxation or an abolishment of the one-child policy in China.

The one-child policy has been established for over 30 years in China, and has successfully controlled population growth rates in the past years. With only one child in each family, it is difficult to obtain matching stem cells if such child needs a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to choose our subscription services. The one-child policy has also created social problems including ageing and imbalanced population. If the one-child policy in China is relaxed or abolished, we cannot assure the demand for our subscription services will maintain at current levels and thus, our business and financial results may be materially adversely affected.

If all or part of the demand for stem cells is met by matching cord blood units donated by the public to patients in need of transplants, expectant parents may choose not to pay for our subscription services, and our business and financial results may be materially adversely affected.

There is no assurance that demand for our subscription services will remain at current levels for the following reasons:

•	Cord blood banking licensees in China are required to accept all cord blood donations except for a valid medical reason and to provide matching services to patients in need of transplants. As the number of cord blood units donated by the public grow in size and increase in diversity, the probability of finding matching units for a patient among the units donated by the public may increase, which may result in a decrease in market demand for our subscription services.

•	The value of our subscription services is related to the higher success rate of autologous cord blood transplants over unrelated ones. If medical research discovers new and more effective medical procedures that make allogeneic cord blood transplants safer and more effective, the clinical advantage of storing a child’s umbilical cord blood for his or her own future therapeutic use may significantly decline.

•	The PRC government is in the process of making reforms to the healthcare industry in China. We cannot assure you that the PRC government will not adopt policies to encourage non-profit healthcare measures, such as matching services, while restricting or prohibiting profit-making healthcare measures, such as our subscription services.

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

Our operations are largely concentrated in Beijing, Guangdong and Zhejiang. Due to the lack of geographical diversity of our operations, we may be unable to mitigate the effects of any adverse trends in economic development, disposable income or birthrate level in these regions. In particular:

•	The successful operation and growth of our business are primarily dependent on general economic conditions in Beijing, Guangdong and Zhejiang, which in turn are affected by many factors, including demographic trends, the strength of the manufacturing and services industries, and foreign trade. A deterioration of current economic conditions or an economic downturn in China as a whole, or Beijing, Guangdong or Zhejiang in particular, could result in declines in new subscriber sign-ups and impair our growth.

•	Because cord blood banking is a precautionary healthcare measure, our ability to sign up new subscribers generally depends on the disposable income of expectant parents. There are many factors that are likely to cause such discretionary spending to fall, such as increases in interest rates, inflation, economic recession, declines in consumer credit availability, increases in consumer debt levels, increases in tax rates, increases in unemployment, and other matters that influence consumer confidence and spending.

•	As currently our market is primarily targeted at expectant parents and newborns, the growth of our business will be subject to the birthrate level as well as population base in our operating regions. In the event the birthrate level or the population base in our operating regions significantly declines, the results of our operations, revenues and liquidity may be substantially undermined.

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

We invested in Qilu, the exclusive cord blood banking operator in the Shandong province, with an equity interest of 19.9%. Qilu’s operation is largely concentrated in the Shandong province. Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially adversely affected or severely impaired.

If we fail to expand through strategic acquisitions of cord blood banks in other regions, we may not be able to expand our scope of operations or increase our revenues.

According to the Notice on Guiding Principles Regarding Planning and Establishment of the Blood Station published by the MOH in December 2005 and also an extension notice published in February 2011, MOH will not issue more than three additional licenses by 2015. The MOH has not made any public announcement regarding the regions in which licenses will be granted. In several regions where we believe cord blood banking licenses may be issued in the near future, however, other cord blood banks are already in the preliminary stages of their applications, and we believe that the relevant DOHs would not be receptive to an expression of interest from another entity, such as ourselves. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations into these regions. Expansion through strategic acquisitions is subject to a number of risks:

•	We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other Chinese cord blood banking operators in bidding to acquire cord blood banks in regions where we expect licenses to be granted. Some of these competitors may have greater capital resources than us.

•	To finance part or all of our acquisition costs, we may need to issue ordinary shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional expenses related to amortizing intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.

•	Even if we make a successful bid, we may be unable to obtain government approvals necessary to consummate any given proposed acquisition. Among others, if the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact the concentration poses on competition. Further, we may encounter protective measures in local markets that may preclude or impede our ability to expand into such regions through strategic acquisitions.

•	Any integration of new businesses may produce unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.

•	While all cord blood banks must meet the relevant standards set by MOH, some cord blood banks, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of the acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

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

We compete with other market players for substantially the same licenses. Increased competition may result in an increase in the average cost per license. There is no assurance that we will be able to obtain new licenses through the application process. If we are unable to successfully obtain the new licenses to be awarded, we may not be able to maintain our market position in the cord blood banking industry. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

We may face unfair competition from competitors with or without licenses in our target markets.

China is having its laws and regulations changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level DOHs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.hshfy.sh.cn:8081/flws/text.jsp?pa=ad3N4aD0xNzE0MDUmdGFoPaOoMjAwNKOpu6a2/tbQ0NDW1dfWtdoyNTa6xSZ3ej0Pdcssz), held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that licensed operators in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

We may not be able to manage our expected growth and enlarged business.

Our operations continue to grow. We anticipate that further expansion will be required in order for us to capitalize on the opportunities available in the cord blood banking industry. Our growth strategy may not be successful for the following reasons:

•	Our ability to obtain additional capital for growth is subject to a variety of uncertainties, including our operating results, our financial condition, capital market perception, general market conditions for capital raising activities by healthcare companies, and economic conditions in China.

•	Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, technological improvement projects, the recruitment of new employees, the upgrading of our management, operational and financial systems, procedures and controls, and the training and management of our growing employee base.

•	The increased scale of operation will present our management with challenges associated with operating an enlarged business, including dedication of substantially more time and resources in operating and managing cord blood banks located in more than one geographic location in China, in ensuring regulatory compliance and in continuing to manage and grow the business.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb the capital and expenses necessary for its growth. It is difficult to assess the extent of capital and expenses necessary for our growth and their impact on our operating results. Failure to manage our growth and enlarged business effectively could have a material adverse effect on our business, financial condition and results of operations.

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

Growing market acceptance of cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers due to lack of market acceptance of cord blood banking in China, we would not be able to generate profits from our business.

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

Suppliers of equipment and consumables necessary for the examination, processing, collection and preservation of cord blood stem cells may become limited, which could adversely affect our operations.

We keep a minimal but adequate level of equipment and consumables in our laboratories for the examination, processing, collection and preservation of cord blood stem cells for us to handle new subscribers within a certain period of time. We also maintain, whenever available, multiple suppliers for each equipment and consumables. However, the number of equipment and consumables suppliers within the cord blood banking industry may become limited, while some of them may decide to exit the industry, leaving us with even more limited suppliers to choose from. Without adequate or sufficient equipment and consumables, we may not be able to handle all potential subscribers and our operations and financial performance will be adversely affected.

If we fail to maintain and strengthen our service platform, our new subscriber sign-ups may decline and our growth may be impaired.

Sales and marketing activities are conducted by our own direct sales force with the support of our collaborating hospitals. As of March 31, 2012, we have collaborative relationships with 99 major hospitals in Beijing, 153 in Guangdong and 14 in Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•	For the year ended March 31, 2012, the top ten of these hospitals handled the collection procedures for approximately 19.6% of our new subscribers, and the top hospital accounting for 4.3% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or that such relationships will continue.

•	As part of our growth plan, we expect to increase the number of collaborating hospitals in Guangdong and Zhejiang and further strengthen our relationships with the collaborating hospitals in our existing platform. We have limited experience in managing a large service platform in Guangdong and Zhejiang. We cannot assure you that we will be able to maintain or develop our relationships with various hospitals.

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

We have a limited operating history. Although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. Furthermore, we established the 90% owned subsidiary Lukou and acquired the right to operate the cord blood bank in Zhejiang province during the year ended March 31, 2011. As such, we have a limited operating history upon which the viability and sustainability of our business may be evaluated. For example, due to the uncertainties associated with government policies in relation to granting cord blood banking licenses in China, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million in the year ended March 31, 2006. We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new healthcare service in China. Some of these risks and uncertainties relate to our ability to:

•	ensure that there will only be one license in each of Beijing, Guangdong and Zhejiang;

•	maintain relationships with an extensive network of collaborating hospitals;

•	reduce our dependence on a small geographical area and diversify our market and subscriber base;

•	respond to changes in our regulatory environment;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel;

•	secure necessary financing to support our business activities; and

•	respond to rapid technological advances inherent in the cord blood banking industry.

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

Our subscriber database is stored on our computer system. We maintain strong database security to protect such database and information stored from leakage or any unauthorized or unintended activities; however, our database may be hacked and our reputation would be adversely affected.

We store subscribers’ information on our computer system and maintain a strong database security to protect the database and prevent leakage of subscribers’ personal data. The security system is regularly updated and tested to cope with fast-changing technologies; however, if unauthorized persons successfully hacked into our database and steal subscribers’ information for illegal or improper purposes, our reputation and our ability to attract new subscriber sign-ups may be materially adversely affected and we will be subject to litigation and potential damages liable to subscribers.

We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation.

In addition to subscription services, we accept and preserve cord blood donated by the general public and deliver matched cord blood units for a fee to patients in need of transplants. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, we have the right under the subscription contracts to treat the cord blood units stored as donated property and release such units to our cord blood inventory for patients in need of transplants. Although we have the right to do so, there are so far no cord blood units of our subscribers being released to our cord blood inventory. We require our employees to fully inform all prospective subscribers of this policy, and our subscribers are required to give their consent to this policy when subscribing for our services.

In the opinion of our PRC counsel, JunZeJun Law Offices, consent of this nature is enforceable under PRC law. In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units are donated to patients in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to pay them substantial monetary damages.

Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units as inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China. Nonetheless, we cannot assure you that we will not become the subject of negative publicity resulting from this business practice, whether due to failure by our employees to duly notify our potential subscribers of this contract provision, ethical issues underlying this business practice or other reasons. If this business practice receives negative media attention, our reputation and our ability to attract new subscriber sign-ups may be materially adversely affected.

Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.

Our cord blood banks and other infrastructure in our facilities are vulnerable to damages or interruption from fire, flood, equipment failure, break-ins, typhoons and similar events. We do not have back-up facilities or a formal disaster recovery plan. Consequently, we could suffer a loss of some or all of the stored cord blood units.

Currently, we maintain insurance coverage of RMB50.0 million ($7.9 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB104.5 million ($16.6 million) in aggregate to cover liabilities arising from storage of cord blood units in Beijing and Guangdong. We also maintain property insurance policies for machinery and office equipment for our Beijing and Guangdong operations to cover damages from accidents. However, we do not maintain any property insurance policies covering our facilities and vehicles for losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption insurance. While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

•	Cord blood banking is an emerging business in China. We could have underestimated our insurance needs and may not have sufficient insurance to cover losses above and beyond the limits on our policies. In particular, our subscription contract limits our liability to an amount equal to twice the fees paid by the subscriber, and our insurance policies are procured with reference to this liquidated damages clause. If the enforceability of this clause is successfully challenged by a subscriber, any judgment against us may exceed the policy limit of our liability insurance.

•	Depending on the severity of the incident, any damage or destruction of the cord blood units in our custody could potentially expose us to significant liability from our subscribers, and could affect our ability to continue to provide cord blood banking services. A substantial portion of our losses in such a case will not be covered by our insurance.

•	Under the PRC Tort Liability Law, the loss or damage to the cord blood units would be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. In addition, because the loss or damage to the cord blood units would be a potentially unique and perhaps irreplaceable potential therapeutic loss for which money damages would be difficult to quantify, the liability cap stipulated in our subscription contracts may not be supported by PRC courts and the subscribers may be compensated in accordance with the actual loss or the damage they suffered. We therefore cannot be sure to what extent we could be found liable, in any given scenario, for damages suffered by a subscriber as a result of harm or loss of a cord blood unit. If the amount of compensation for the said mental damage or the actual loss or damage is found to be huge, our financial conditions may be materially adversely affected.

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

If PRC regulators order licensed cord blood banking operators in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected.

Under the Measures for Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006:

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

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In both June 2007 and June 2010, the DOH in Beijing renewed our license for an additional three years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In both May 2009 and May 2012, the DOH in Guangdong renewed our license for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010.

All licensed cord blood banking operators in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public. We believe that the MOH and the DOHs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the DOH in Beijing contained information about our subscription services to subscribers.

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

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was last amended on December 24, 2011, which then became effective on January 30, 2012. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007 and 2011, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Catalogue revised in 2011.

Although the Catalogue revised in 2011 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2011 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2011. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2011. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the license is subject to renewal which will expire in June 2013. Nuoya has an operating period of thirty years and the license is subject to renewal which will expire in May 2015. Lukou has an operating period of twenty years and the license is subject to renewal which will expire in September 2013. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong is not able to extend their respective operating period, its respective operating period will not cover the period of the contracts entered into by Jiachenhong after September 2005 and it may have to be transferred to domestic investors or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2011 has been issued, we may not be able to obtain approval from relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

•	The regulatory framework on the cord blood banking industry may not be sufficiently comprehensive to address all ranges of issues in connection with operation in the cord blood banking industry and to respond to the changes and developments in the industry. Before the existing laws and regulations are amended, PRC government authorities sometimes may establish internal policy guidance and follow this guidance in practice, and this policy guidance could vary among different DOHs and be inconsistent with written regulations.

•	Stringent regulations and standards apply to various other aspects of our operations, including workers’ safety, the maintenance of premises, and the handling and disposal of waste materials and hazardous substances. Failure to maintain the required standards can result in fines, an order to suspend the operations of our facilities until corrective measures are implemented or the revocation of our operating permits for such facilities or the denial of permission for their renewal. We comply with these regulations. A failure in complying with these regulations may have a material adverse effect on our operations.

•	All collection devices and reagents used in our handling of cord blood units are regulated by the State Food and Drug Administration, or “SFDA”, and we require our suppliers to comply with all applicable regulations. The SFDA could at any time require our suppliers to obtain prior approval or clearance for the storage containers as a medical device and to cease producing the storage containers prior to further use.

•	We are required by PRC law to hire professional medical waste disposal firms to collect and dispose of medical waste produced in the process of collection, transportation, testing, processing and cryopreservation of cord blood. Such compliance costs may put extra strain on our financial resources.

•	The government may change our licensing policy to require separate licenses be obtained for each type of cord blood banking services provided. If we are unable to obtain such approvals, licenses or permits for any reason, we may be required to terminate the provision of the service requiring license, in which case our business may be materially adversely affected.

Regulation of cord blood banking services in China is still evolving and there are uncertainties in relation to the application and interpretation of relevant regulations. We may be required to devote significant time and attention to maintaining our compliance with the applicable requirements, and our compliance costs may increase in future periods.

The terms of our recent convertible debt financing with a private equity investor include provisions that may limit our flexibility or require us to repay or refinance such debt, which may not be practicable depending upon the circumstances

On April 27, 2012 we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365 day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. Similarly, so long as the investment value maintained by KKRCHL exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), KKRCHL will be entitled to designate one of the members of our board of directors, have access to certain of our confidential information and be entitled to a right of first refusal regarding future financings by us. In addition, so long as such investment value is maintained by KKRCHL, we will not, without the affirmative consent of KKRCHL:

•          change the scope of the principal business of the Company; approve the development of any new line of business; or enter into any business other than such principal business;

•          except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the Notes or the rights of the holders under the Notes;

•          acquire or dispose of assets other than in the ordinary course of business;

•          enter into any joint venture or partnership with, or otherwise acquire any interest in the equity securities of, any person other than a wholly-owned subsidiary;

•          change the size or composition of our Board of Directors or the board of directors of any subsidiary or any committee thereof;

•          approve any budget or business plan of the Company or any material subsidiary or any modification thereto;

•          approve the employment or termination of, or compensation agreements for any senior officer, or determine the compensation (including without limitation cash and stock option compensation) of any director or director of a subsidiary or any member of a committee of our Board of Directors or the board of directors of any subsidiary;

•          incur any indebtedness (other than amounts payable under the Notes) such that the outstanding indebtedness is in excess of $22 million (or its equivalent in other currencies) in the aggregate for the Company on a consolidated basis;

•          change our auditors to a firm not considered one of the “Big Four” accounting firms as of the date hereof, or any successor thereto; or

•          redeem or repurchase of any equity securities of the Company or any subsidiary except pursuant to our existing repurchase program.

Compliance with these provisions may limit our flexibility in running our business as in previous years and could result in the loss of opportunities for future growth.

Unauthorized use of our brand name by third parties may adversely affect our business.

We consider our brand name critical to our success. Due to the nature of our business, we do not have any patents, administrative protection or trade secrets covering our use of cord blood collection, processing, storage or retrieval technologies. Our continued ability to differentiate ourselves from the other cord blood banking operators and other potential new entrants would depend substantially on our ability to preserve the value of our brand name.

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand name. In particular, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China to use our two trademarks, of which the registration numbers are 4666178 and 4666582. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources.

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

Our strategic partnership with CBB and Cordlife Singapore may not be successful.

Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Before the completion of the restructuring of Cordlife, we paid an aggregate of AUD12.4 million in exchange for a total of 24,366,666 shares in Cordlife. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin off of Cordlife’s more mature cord blood banking businesses in Singapore and Hong Kong. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011.

After the restructuring of Cordlife as of June 30, 2011, we owned a total 24,366,666 shares in both CBB and Cordlife Singapore. We did not make any payment to further acquire CBB’s and Cordlife Singapore’s shares during the year ended March 31, 2012.

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines are operated under CBB, which is listed on the Australian Securities Exchange; while the more mature cord blood banking businesses in Singapore and Hong Kong are operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. As of March 31, 2012, we owned a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. There are significant risks associated with CBB expansion into developing countries, because it may not have the necessary experience to develop localized versions of its business model and in marketing its services to target subscribers with different demographic characteristics. We may thus be unable to realize satisfactory return on our investment in CBB.

Furthermore, on May 18, 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a fee. The marketing collaboration arrangement may not be successful, and Cordlife Singapore’s operations may be affected by changes in local policies. As a result, we may not be able to generate satisfactory returns on the arrangement.

Our strategic holdings in CBB and Cordlife Singapore may adversely affect our financial performance.

We continuously review and monitor our strategic investment in Cordlife (CBB and Cordlife Singapore after the restructuring). The market value of our investment in Cordlife declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the market condition at that time, the management determined that the impairment loss on the investment up to December 31, 2008 was no longer not other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the year ended March 31, 2009 and the market value as of December 31, 2008 formed a new cost basis of our investment in Cordlife.

Pursuant to the restructuring of Cordlife Singapore from Cordlife on June 30, 2011, and the subsequent listing of Cordlife Singapore on March 29, 2012, as of March 31, 2012, we owned a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. Due to an increase in the market value of the ordinary shares of Cordlife Singapore, the total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2012 amounted to RMB65.9 million ($10.5 million). Should the value of shares in CBB or Cordlife Singapore experience a significant decline and we determine that the impairment is other-than-temporary, a further write-down of investment will have to be recognized in our consolidated statements of comprehensive income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB34.7 million ($5.5 million) as of March 31, 2012. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2010, 2011 and 2012. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

We may have anti-takeover provisions in our organizational documents that discourage a change of control.

Certain provisions of our amended and restated memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Certain of these provisions include:

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

As of March 31, 2012, Golden Meditech owned 41.4% of CCBC’s issued and outstanding shares. CCBC’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” board of directors, only a minority of the board of directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

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

Any prolonged occurrence of avian flu, severe acute respiratory syndrome, or “SARS”, or other adverse public health developments in China or other regions where we have an operation or presence may have a material adverse effect on our business operations. These could include the ability of our personnel to travel or to promote our services within China or at other regions where we have an operation or presence, as well as temporary closure of our facilities. In particular, there have been reports of occurrences of avian flu in various parts of China in recent years, including confirmed human cases. In response, the PRC government has authorized local governments to impose quarantine and other restrictions on movements of people and goods in the event of an epidemic. Any closures or travel or other operational restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies initially showed signs of stabilizing, recent developments in Greece and Spain and related Euro-zone economies suggest on-going systemic issues, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

The PRC economy also faces challenges. The PRC government has implemented various measures recently to curb inflation. If economic growth slows down or an economic downturn occurs, our business and results of operations may be materially and adversely affected.

There is a risk that CCBC will be classified as a passive foreign investment company, or “PFIC”, which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2012, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Relating to Operations in China

Changes in political, economic and legal developments in China may adversely affect our business.

As we derive substantially all of our revenues in China and substantially all of our assets and operations are in China, our continued growth would depend heavily on China’s general economic condition. The Chinese economy has grown significantly in recent years, especially after China’s accession to the World Trade Organization, or “WTO”, in 2001. We, however, cannot assure you that the Chinese economy will continue to grow, or that such growth will be steady or in geographic regions or economic sectors to our benefit. A downturn in China’s economic growth or a decline in economic condition may have material adverse effects on our results of operations.

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

In the past twenty years, the growth of the Chinese economy has been uneven across different geographic regions and different economic sectors. In order to stabilize national economic growth, the PRC government adopted a series of macroeconomic policies. These policies include measures that restricted excessive growth and investment in specific sectors of the economy. Also, the PRC government has implemented stimulus responses to the global financial crisis. We cannot predict the future direction of economic reforms or the effects that any such measures may have on our business, financial condition or results of operations.

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

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2012, we had cash denominated in U.S. dollars of approximately $82,000.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75”, on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, the SAFE Rules have retroactive effect. As a result, PRC residents who had established or acquired control of offshore companies that had made onshore investments in the PRC before promulgation of the SAFE Rules were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

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

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78”. Circular 78 has then been superseded by the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals' Participation in Equity Incentive Plans of Overseas Listed Companies, or “Circular 7”, which became effective from February 15, 2012. Under Circular 7, domestic individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle regarding issues and entrust an overseas institution to process the exercise of options, purchase and sale of corresponding stocks or equity, and transfer of proceeds. The domestic agency shall go through the foreign exchange registration procedures with the local office of the SAFE at the place where it is located for all individuals participating in the equity incentive plans and shall submit certain forms to the local office of the SAFE periodically to report and declare such plans. Moreover, any substantial or material change and termination, expiration or cancellation of the equity incentive plans shall be reported to the local office of the SAFE by the domestic agency within time limitation. In respect of all the proceeds obtained by such employees from the overseas listed company through the equity incentive plans, the domestic agency may convert such proceeds into RMB for all the individuals with the bank and then transfer the proceeds obtained from such conversion to the respective domestic RMB accounts of the domestic individuals. On February 18, 2011, at our annual general meeting, our shareholders approved a restricted share unit scheme (or the “Incentive Plan”) which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and or/or consultants of CCBC and our subsidiaries. As of March 31, 2012, no shares on restricted share units scheme have been granted and are outstanding under the Incentive Plan. All the options for the shares of CCBC or restricted share units to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 7 since CCBC is an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 7, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to make relevant registrations with SAFE or its local offices, it will prevent us from conducting the share option schemes, Incentive Plan or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local offices in connection with the foreign exchange registration.

In addition, the PRC employees involved in the Incentive Plan must make the registrations with the competent foreign exchange administration authorities as required under Circular 7 through the domestic agency. We cannot assure you that the administration authorities would permit such PRC employees to go through the registration procedures. If this occurs, the management, operations and financial conditions of the listed company may be adversely affected.

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

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as High and New Technology Enterprise (“HNTE”) enjoying special support from the government. Additionally, a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election. Following the effectiveness of the new tax law, the effective tax rate of Jiachenhong had increased but subject to the eligibility for preferential treatment.

On August 31, 2007, the Ministry of Finance and the State Administration of Taxation promulgated the Notice Regarding the Issue on Application of Tax Laws by Enterprises, which was then abolished on February 21, 2011. In accordance with such notice, starting from January 1, 2008, enterprises established and registered during the period from March 17, 2007 to December 31, 2007 are required to pay enterprise income taxes at a rate of 25%. Since Nuoya was restructured as a foreign invested enterprise on August 17, 2007, a date that falls within the period from March 17, 2007 to December 31, 2007, Nuoya is deemed as established during that period and is required to pay enterprise income tax at a rate of 25% starting from January 1, 2008. Prior to January 1, 2008, Nuoya was subject to enterprise income tax at the standard rate of 33%.

On April 14, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination”, and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State). Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered for one year or longer within China (excluding Hong Kong, Macao and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis. On July 8, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation further issued the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”). Based on such Notice, the qualification for the enterprises which were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws shall remain valid if the validity period of their qualification has not expired, but such enterprises could not continue to enjoy the corresponding preferential tax treatment unless they could be redetermined as high-tech enterprises. Additionally, for high-tech enterprises which were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, the abovementioned stipulations of Circular 39 shall continue to apply.

Jiachenhong was granted the HNTE certificate on December 24, 2008 and such status was valid retroactively as of January 1, 2008 and expired on December 31, 2010. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by the relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated December 28, 2010, and was approved by relevant PRC tax authority on June 2, 2011. Such status is valid retroactively as of January 1, 2010 and will expire on December 31, 2012. As a result, Nuoya is subject to a reduced tax rate of 15% during such period. As of the date of this report, Lukou has not yet applied as an HNTE. We cannot assure you that Jiachenhong and Nuoya will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration, or if Lukou applies for an HNTE certificate that it will be granted. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong and Nuoya will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong and Nuoya will be able to continue to enjoy our current preferential tax treatments.

Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as the managing bodies that in practice exercise “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body or the managing body of any of our non-PRC subsidiaries as being located within the PRC. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a non-PRC company on a case-by-case basis.

If the PRC tax authorities determine that we are, or any of our non-PRC subsidiaries is, a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we and/or such subsidiary may be subject to the enterprise income tax at a rate of 25% on our and/or such subsidiary’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if we and each of our non-PRC subsidiaries are treated as “qualified resident enterprises”, all dividends from our PRC subsidiaries to us (through our non-PRC subsidiaries) should be exempt from PRC tax.

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

The approval of the China Securities Regulatory Commission may be required in connection with this 20-F under PRC regulations, and, if required, we cannot currently predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC”, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 (the “M&A Regulation”). This M&A Regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or “SPVs”, formed for the purpose of listing of the equity interests in the PRC Companies on an overseas stock exchange and directly or indirectly controlled by PRC individuals or companies to obtain approval from the CSRC prior to listing their securities on an overseas stock exchange. The application of this M&A Regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of JunZeJun Law Offices, our PRC counsel, that although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary to obtain CSRC approval for this filing because we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV under the M&A Regulation. Since the M&A Regulation was promulgated, the PRC government has not issued the implementing rules, and there may be some uncertainties as to how this M&A Regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC approval is required, we may face sanctions by the CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by its PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring or advising us to halt this filing.

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

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	restatements conforming to the applicable accounting standards;

•	conditions in the markets for cord blood banking service;

•	changes in the economic performance or market valuations of companies specializing in cord blood banking services;

•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key research and development personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	litigation related to our intellectual property;

•	changes in market or investors perception toward U.S. listed Chinese companies;

•	unfounded accusations by investors or non-investors about us or other U.S. listed Chinese companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived potential sales of our ordinary shares or instruments convertible into ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

Future conversions of our outstanding debt obligations would result in dilution to our public shareholders.

On April 27, 2012, we issued $65 million in aggregate principal amount of convertible notes to KKRCHL with a conversion price of $2.838 per share. KKRCHL has the right to convert the convertible notes into our ordinary shares at any time within five years subsequent to the issuance date. In the event the holders of such convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 23.8% of our enlarged share capital.

Cayman Islands law may be less protective of shareholder rights than the laws of the U.S. or other jurisdictions.

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2011 Revision, as amended and revised), of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

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

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In this regard, we must maintain financial and disclosure control procedures and corporate governance practices that enable us to comply, on a standalone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. Failure to maintain the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We intend to continue to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We have instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have and may continue to engage external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to “Information on the Company - Business Overview - Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

In addition, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

We incurred additional costs as a result of being a public company in the United States, which affected our profits.

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

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of healthcare companies have been and continue to be extremely volatile. Volatility in the price of our ordinary shares may be caused by factors outside our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2011 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. CCBS holds an indirect 100.0% interest in Jiachenhong and an indirect 90.0% interest in each of Nuoya and Lukou. In addition, CCBS held an indirect 14.1% interest in CBB, a provider of cord blood banking services with operations in India, Indonesia and the Philippines; and an indirect 10.5% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore and Hong Kong. Cordlife Singapore was listed on the Singapore Exchange on March 29, 2012.

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

The Business Combination was accounted for in accordance with U.S. GAAP as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination were recorded as redeemable non-controlling interest. Upon the completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 5, 2010. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were intended to be used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 19, 2009, CCBC was listed on the New York Stock Exchange (“NYSE”) with a ticker symbol “CO”.

In May 2010, we invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province.

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, we paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring of Cordlife, we hold 24,366,666 shares in CBB which represented 14.1% equity interest as of March 31, 2012; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore which represented 10.5% equity interest as of March 31, 2012.

On September 15, 2010, we announced the execution of a framework agreement to form a non-wholly owned subsidiary, Lukou, with the Zhejiang Provincial Blood Center. The new entity which completed business registration and regulatory approval procedures in February 2011, is 90% owned and controlled by us.

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

On April 27, 2012 we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the Notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum.

Events of default under the notes include:

•         the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365 day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem;

•         failure to deliver ordinary shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•         failure to pay to the holder any amount of principal or interest when and as due for a period of at least fifteen days;

•         continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7,000,000 of us or any subsidiary (other than with respect to the notes);

•         certain events of bankruptcy involving us or any subsidiary;

•         breaches of any covenant or other term or condition of the note in any material respect, for thirty days following us having become aware of its occurrence;

•         an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•         a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against us or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

Additional payments on the notes will be made in the event we pay any cash dividends in excess of the interest payable on the notes on an as converted basis for any financial year. Any notes held by KKRCHL are also entitled to a special redemption payment in the event we breach certain covenants or Golden Meditech or certain members of our senior management violate the terms of certain lock-up agreements they have entered into in favor of KKRCHL.

The notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby. So long as the investment value maintained by KKRCHL exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), KKRCHL will be entitled to designate one of the members of CCBC’s board of directors, have access to certain confidential information of the company and be entitled to a right of first refusal regarding future financings by CCBC. In addition, so long as such investment value is maintained by KKRCHL, CCBC will not, without the affirmative consent of KKRCHL:

•         change the scope of the principal business of CCBC; approve the development of any new line of business; or enter into any business other than such principal business;

•         except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the notes or the rights of the holders under the notes;

•         acquire or dispose of assets other than in the ordinary course of business;

•         enter into any joint venture or partnership with, or otherwise acquire any interest in the equity securities of, any person other than a wholly-owned subsidiary;

•         change the size or composition of our Board of Directors or the board of directors of any subsidiary or any committee thereof;

•         approve any budget or business plan of CCBC or any material subsidiary or any modification thereto;

•         approve the employment or termination of, or compensation agreements for any senior officer, or determine the compensation (including without limitation cash and stock option compensation) of any director or director of a subsidiary or any member of a committee of our Board of Directors or the board of directors of any subsidiary;

•         incur any indebtedness (other than amounts payable under the notes) such that the outstanding indebtedness is in excess of $22 million (or its equivalent in other currencies) in the aggregate for the company on a consolidated basis;

•         change CCBC’s auditors to a firm not considered one of the “Big Four” accounting firms as of the date of the issuance of the notes, or any successor thereto; or

•         redeem or repurchase of any equity securities of CCBC or any subsidiary except pursuant to CCBC’s existing repurchase program.

B.	Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood processing and storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Guiding Principles Regarding Planning and Establishment of the Blood Station published by China’s MOH in December 2005, and also an extension notice published in February 2011, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 19.9% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be approximately 1.9 million in 2010, accounting for approximately 47% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the National Bureau of Statistics of China, the nation has a newborn population of approximately 16.0 million in 2010; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are the largest shareholder with 14.1% (as of March 31, 2012) equity interest in CBB, which operates in developing markets such as Indonesia, India and Philippines and we are also the largest shareholder with 10.5% (as of March 31, 2012) equity interest in Cordlife Singapore, which operates in mature markets such as Singapore and Hong Kong, and was listed on the Singapore Exchange on March 29, 2012. Such strategic positioning provides us the strategic exposure in attractive markets such as India and Indonesia with mature operations in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 448-person sales team has direct access to expectant parents through exclusive collaboration with over 266 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated samples deposited by subscribers have grown from 23,322 in March 2007 to 239,754 in March 2012.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. The proportion of our storage fee revenue increased from 20.9% for the year ended March 31, 2011 to 26.0% for the year ended March 31, 2012. We expect the percentage of our recurring revenue will continue to grow as we expand our subscriber base.

We recorded revenues and net income of RMB380.5 million ($60.4 million) and RMB142.0 million ($22.5 million), respectively, during our fiscal year ended March 31, 2012.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence. We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only market player with multiple licenses and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 239,754 in March 2012. We believe that our leadership and track record of accumulated subscriber growth makes us an attractive strategic partner for license holders and applicants and positions us well to continue to grow our leading position.

Extensive Hospital Network. We provide our services through exclusive collaboration with over 266 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 448-person sales force to have direct access to expectant parents. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve. Our collaborating hospitals and dedicated sales team have enabled us to establish ourselves as a quality cord blood banking service provider in the communities we operate.

Well-Developed and Effective Marketing Program. We have developed a comprehensive marketing program that aims to increase cord blood banking penetration in the markets we operate by educating expectant parents on the benefits of cord blood, including the following:

•	Joint marketing efforts with our collaborating hospitals such as educational sessions at pre-natal classes and one-on-one discussions with our sales force,

•	Cooperative relationships with several government agencies, including the family planning commission, and

•	An extensive portfolio of promotional materials, including billboards and newsletters that offer detailed information on the importance of cord blood and hematopoietic stem cell therapy.

Advanced Infrastructure in Place to Meet Market Demand. We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood. Our facilities in Beijing and Guangdong are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing and Guangdong, we believe we have the ability to meet increasing market demand.

Experienced Management Team.  Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Ms. Ting Zheng, our Chairman and Chief Executive Officer, has over ten years experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our Chief Financial Officer, is a CFA charterholder and has over ten years experience in the pharmaceutical and healthcare industries. Ms. Yue Deng, our chief executive officer in the Beijing division, and Ms. Rui Arashiyama, our chief executive officer in the Guangdong and Zhejiang divisions, each has over ten years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our Chief Technology Officer, has over twenty years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, extensive experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is at an early stage of development with significant growth opportunities, due to China’s large population, one-child policy and rapid economic growth. Our goal is to significantly grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets. We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of exclusive collaboration with hospitals and aggregate subscriber base to over 266 hospitals and 239,754 subscribers as of March 31, 2012. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire The Right To Operate Additional Cord Blood Banks And Invest In Other Cord Blood Banks In China. We intend to acquire the right to operate additional cord blood banks and invest in other cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and license applicants. We successfully completed the acquisition of a 90% ownership stake in Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007 and a 19.9% investment in Qilu, which operates the Shandong Cord Blood Bank, in May 2010. In February 2011, we established a 90% owned subsidiary, Lukou, which owns the exclusive license in conducting private and public cord blood services in Zhejiang province. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and applicants.

Expand Overseas Presence. We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We are the largest shareholder with a 14.1% equity interest in CBB (as of March 31, 2012) and a 10.5% equity interest in Cordlife Singapore (as of March 31, 2012). Cordlife Singapore was listed on the Singapore Exchange on March 29, 2012. CBB and Cordlife Singapore are the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries with significant populations and annual births of 41,000, 54,000, 24.8 million, 4.4 million and 2.6 million, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with CBB and Cordlife Singapore to expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

Our Revenue Model

The payment for our services consists of processing fees payable at the time of subscription or by installments over a typical contract period of 18 years, depending on the payment option elected by subscribers, and 18 years of storage fees payable by our subscribers by a lump sum payment at the time of subscription or on an annual basis for as long as the contracts remain effective. For further information of our various payment options, please refer to “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers”. Our payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenue from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our direct costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities and rental expenses. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2010, 2011 and 2012, depreciation expenses, our most significant fixed cost, accounted for 18.3%, 15.2%, and 15.6%, respectively, of our direct costs (cost of revenue), and rental expenses accounted for 4.3%, 3.2%, and 2.8%, respectively, of our direct costs. Based on our operating experience and historical growth, we believe we will be able to generate sufficient processing and storage fees to cover our operating costs.

Our Competitive Strengths

Early Entrant Advantage with Multiple Cord Blood Banking Licenses in China.  We were the first licensed cord blood banking operator in China. We have the license to operate in Beijing, Guangdong and Zhejiang. To date, the PRC government authorities has issued seven cord blood banking licenses in China. As the cord blood banking industry in China is at an early stage of development, we enjoy certain competitive advantages as an early entrant, including the following:

•	Our Beijing-based subsidiary, Jiachenhong, was the first licensed cord blood banking operator in China. Since we have the longest operating history among a limited number of operators in China, we assist PRC governmental authorities whenever possible by providing our inputs and opinions in hopes of heightening industry standards and improving the regulatory framework for the cord blood banking industry in China.

•	We have developed a reputable brand in delivering quality cord blood banking services. We believe that we have achieved consistently good results in terms of preserving our subscribers’ cord blood deposits. We have provided more than 600 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations.

•	We have access into cord blood banking licensing in Beijing, Guangdong and Zhejiang, three out of the seven licensed regions in which the operation of cord blood banks is permitted in China. The PRC government plans to issue cord blood banking licenses in up to three additional regions by 2015. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future.

Extensive Hospital Networks in Our Existing Markets.  We provide our services through collaboration with selected hospitals in our operating regions. Our hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our sales and marketing activities. Our focus on building an extensive hospital network by collaborating with hospitals has contributed to our successful growth. We have established collaborative relationships with 99 major hospitals in Beijing. Since we completed the acquisition of Nuoya in May 2007, we have 153 major hospitals participating in our hospital network in Guangdong and we expect to further develop our network in this market. In February 2011, we completed the formation of Lukou and have entered into collaborative agreements with 14 hospitals as of March 31, 2012.

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

Well-Developed and Effective Marketing Program.  Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. To increase penetration in our existing markets, we have developed a comprehensive marketing program targeting expectant parents, the general public, government agencies and non-profit organizations, including the following:

•	We undertake various marketing efforts, including educational sessions for expectant parents at pre-natal classes, one-on-one discussions with expectant parents, and the assignment of designated staff members to answer questions from expectant parents. To ensure quality services we require these staff members to complete a training program before approaching prospective subscribers.

•	We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, billboards and newsletters that discuss in detail the importance of cord blood and hematopoietic stem cell therapy in the treatment of blood-related health conditions.

•	We maintain cooperative relationships with several government agencies, such as Beijing Population and Family Planning Commission, to educate newly-weds about the benefits of cord blood banking services in classes organized by the agencies.

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. To date, we have spent RMB352.8 million ($56.0 million) to build our infrastructure. The total number of units stored at our cord blood banks amounted to 142,930, 202,449 and 260,879 as of March 31, 2010, 2011 and 2012, respectively.

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

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for expectant parents as a precautionary healthcare measure for the benefit of their children and other family members. Our subscription services accounted for 99.5%, 99.4% and 99.5% of our revenues for the years ended March 31, 2010, 2011 and 2012, respectively.

We have developed hospital networks by entering into collaborative agreements with hospitals located in Beijing, Guangdong and Zhejiang, where we are licensed to operate. Our collaborating hospitals collect the cord blood of the newborns of our subscribers and we pay them handling fees for the collection services provided. Our collaborating hospitals are required by our contracts to offer cord blood collection services to us on an exclusive basis.

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

Prior to January 1, 2008, we offered our subscribers three payment options: (1) payment of a one-time processing fee of RMB5,000 and a storage fee of approximately RMB500 payable each year for a period up to 18 years; (2) payment of a one-time processing fee of RMB5,000 and an annual storage fee of approximately RMB500 in one lump sum with a discount at 20% on the total storage fees payable over the contract period; and (3) payment of a processing fee at an installment of RMB1,100 at the time of subscription and an annual installment of RMB300 payable each year at each anniversary of the subscription, in which case our subscribers pay an additional amount of RMB1,200 compared to payment options (1) and (2), as well as payment of the storage fee of approximately RMB500 payable each year for a period up to 18 years. Between January 1, 2008 and January 31, 2009, we suspended payment option (2) to our subscribers while we continued to offer payment options (1) and (3) to our subscribers. Starting from February 1, 2009, subscribers can choose to make an upfront payment for 18 years of storage fees but without any discount, together with the one-time processing fee of RMB5,000. On April 1, 2011, we increased such processing fee to RMB5,800.

Effective from April 1, 2011, subscribers in Beijing who choose payment option (2) will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18) with no discount. Effective from April 1, 2011, subscribers in Guangdong who choose payment option (2) will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640, representing a 20% discount of the one-time processing fee.

Also effective from April 1, 2011, subscribers in Beijing who choose payment option (3) will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fees payable under the contract. Subscribers in Guangdong who choose payment option (3) between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and forth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fees payable under the contract. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments (payment option (3)) will make an initial payment RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fees payable under the contract. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

In addition, we offer medical practitioners, including doctors, nurses or other medical professionals, our services at a discount of 30% from time to time. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers”. We offer one-stop-shop services for our subscribers. Following the signing of the subscription contract, we notify the collaborating hospital chosen by our subscriber so that the hospital can arrange for one of its certified medical practitioners to collect the cord blood of the newborns of our subscribers. The cord blood collected is then transported to our facilities for testing, processing and storage. We act as the custodian of the cord blood stored at our facilities during the term of the subscription contract.

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.5%, 0.6% and 0.5% of our revenues for the years ended March 31, 2010, 2011 and 2012, respectively.

We accept and preserve cord blood donated by the general public and have created a database containing information of the human leukocyte antigen profiles and characteristics of the donors on an anonymous basis. We require our donors to deliver their newborns at one of our collaborating hospitals. Another source of donations in the future may be the cord blood of the newborns of our former subscribers who cease subscription for our services at the end of 18 years and the cord blood units stored by our subscribers who fail to pay. We require our employees to fully inform all prospective subscribers of our policy of releasing cord blood units to our cord blood inventory in such circumstances, and our subscribers are required to give their consent to this policy when subscribing for our storage services. In the opinion of our PRC counsel, JunZeJun Law Offices, a consent of this nature is enforceable under PRC law. Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China.

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia.

We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant. For the years ended March 31, 2010, 2011 and 2012 the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 20, 60 and 88, respectively. In addition, during the years ended March 31, 2010, 2011 and 2012, there were 57, 86 and 72 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2012	2011	2010
New subscriber sign-ups	53,924	56,518	45,252
New donations accepted (1)	4,506	3,001	3,390
Total	58,430	59,519	48,642

	As of March 31,
	2012	2011	2010
Units deposited by subscribers (2)	239,754	185,830	129,312
Units contributed by donors (1)	21,125	16,619	13,618
Total (2)	260,879	202,449	142,930

(1)	Excludes the matching units used during the relevant periods.

(2)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

•	Collection. Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscriber or donors gives birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into specialized container. Although we are not responsible for the collection, we provide a kit that contains the medical devices necessary for the collection procedure. Most umbilical cords yield approximately three to five ounces of blood.

•	Transportation. After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled and monitored. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in specially designed containers to ensure the viability of the hematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.

•	Testing. We conduct several tests on the unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of hematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.

•	Processing. Cord blood undergoes processing and separation procedures which ultimately extract the hematopoietic stem cells for subsequent storage.

•	Storage. After testing and processing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the hematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of hematopoietic stem cells at our cord blood bank is documented and closely monitored to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As of March 31, 2012, our sales force (including after sales support) consists of a Beijing-based team with approximately 174 employees, a Guangdong-based team with approximately 244 employees, and a Zhejiang-based team with approximately 30 employees. Their compensation consists of base salary and performance-based bonus assessed on a quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 99 major hospitals in Beijing. Since we completed the acquisition of Nuoya in May 2007, 153 major hospitals have joined in our hospital network in Guangdong. In February 2011, we completed the formation of Lukou and have entered into collaborative agreements with 14 hospitals as of March 31, 2012.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•	Activities targeting prospective parents. We maintain our hospital networks with 99 major hospitals in Beijing, 153 major hospitals in Guangdong and 14 major hospitals in Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutional or hospitals to organize prenatal classes and other events for expectant parents.

•	Education of the medical community. To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

•	Advertising efforts. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits. We have successfully lobbied for references to our cord blood banking services in booklets and various public information materials prepared by the Beijing Population and Family Planning Commission for distribution to all expectant parents in the region. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences on the medical use and application of cord blood technology. To increase the public awareness of our cord blood banking services, we sponsor television programs and talk shows to increase our visibility.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. Materials and supplies used in our cord blood banking business are sourced within China, and their prices have remained generally stable. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. But certain materials or supplies may only be sourced from few suppliers within China. To date, we have not encountered any material shortage or price fluctuation that had a material adverse effect on our business.

It is our policy to maintain more than one vendor for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2012			2011		2010
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	1,324	8,340	25	7,562	22	4,973	19
Hangzhou Baitong Biological Technology Co., Ltd.	872	5,490	16	6,224	18	5,192	19
Shanghai Qiangzhi Biological Technology Co., Ltd.	575	3,619	11	-	-	-	-
Beijing Probe Biological Technology Co., Ltd.	538	3,389	10	3,463	10	3,336	12
Fenwal Dahua Pharmaceutical Technology (Shanghai) Co., Ltd.	-	-	-	5,617	16	7,340	27
Total	3,309	20,838	62	22,866	66	20,841	77

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, most of our cord blood collection services have been performed through a limited number of hospitals. For the year ended March 31, 2012, one hospital in Beijing accounted for approximately 4% of the total number of cord blood collection procedures performed for our subscribers. We believe that such concentration is normal because our target subscribers are concentrated in a small number of popular hospitals in our existing markets.

Facilities

As of March 31, 2012, we maintain facilities in Beijing and Guangdong. The following table sets forth certain information relating to the premises we occupy:

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

The operating procedures and standards at our facilities comply with relevant regulations and industry standards promulgated by the MOH for the operation of cord blood banks, including the Standards on Administration of Quality of Blood Bank Laboratory promulgated in May 2006, and the Standard Technique Operation Procedures of Blood Bank promulgated in November 2011. We have adopted quality assurance measures to ensure the quality of cord blood units transported, processed and stored by us. In particular, we maintain GLP-certified clean rooms where hematopoietic stem cells are processed prior to storage and later restored for therapeutic use. The storage of hematopoietic stem cells at our cord blood bank is computerized to ensure the integrity of all cord blood units and the veracity of all related data.

We maintain a comprehensive quality assurance program to ensure that we are in compliance with applicable quality standards. To illustrate, our collaborating hospitals collect the cord blood from the newborns of our subscribers with a collection kit containing the necessary tools and instruments that we prepare and provide to the hospitals in advance. We also take charge of the transportation of the cord blood from the hospitals to our facilities to ensure the quality of the cord blood does not deteriorate prior to reaching our facilities. When the cord blood arrives at our facilities, we begin testing and processing, including physical examination, whole blood cell and flow-cytometry counting, cultivation tests and microbe tests such as HIV, bacterial and virus tests. The testing results are verified by our officer in charge. Qualified cord blood units will then undergo a computer-controlled preparatory freezing process through which the cord blood units will be lowered to -90°C prior to cryopreservation. Throughout the process, our staff will monitor and verify that all information in relation to every cord blood unit is properly and accurately documented.

For the cord blood units in storage, we conduct random examinations on a routine basis to ensure the stored units are suitable for transplants if needed. In addition, we also conduct routine examinations, including checking the dust level in all GLP certified clean rooms, examining the accuracy of all measuring and testing equipment and testing the ultraviolet light output in each clean room and bacteria and mycosis cultivation in the air. We continuously monitor the temperature level, the humidity level, the air pressure difference among various clean rooms, and the layout of our equipment and apparatuses.

We are responsible for quality assurance in connection with our cord blood banking services. In the event that the cord blood stored at our banks are found to be unfit for use in a transplant due to our mishandling or other fault or errors attributable to us, we have agreed under our subscription contract to compensate the subscriber in an amount equal to twice the fees paid by the subscriber. We have procured insurance to cover this liability. See “ — Insurance”.

Competition

To date only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole cord blood banking licensee in Beijing, Guangdong and Zhejiang. We also have an investment of approximately 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. The operators of the other three cord blood banking licensees are Eastern Union Stem Cell & Gene Engineering Co., Ltd. in Tianjin, Shanghai Stem Cells Technology Co., Ltd. in Shanghai and Sichuan Stem Cells Co., Ltd. in Sichuan. The MOH has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

According to the Notice on Guiding Principles Regarding Planning and Establishment of the Blood Station published by the MOH in December 2005 and also an extension notice published in February 2011, cord blood banking licenses will be issued in up to three additional regions by 2015. We will seek to expand our geographical coverage by acquiring or collaborating with one or more successful applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood banking operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, more efficient management and higher level of technological expertise than us.

In addition, our ability to compete depends on the efficacy and safety of cord blood transplants compared to other medical treatment and remedies as well as the efficacy and safety of cord blood transplants using the patients’ own cord blood or the cord blood from related family members compared to cord blood from an unrelated public donor.

Finally, we may diversify our revenue sources by offering ancillary services, such as offering selected healthcare services for infants or offering the database we compiled from the genetic profiles and characteristics we gathered from donors for our banks to pharmaceutical companies for their clinical trials. If materialize, we may face competition from companies that offer similar services such as hospitals, clinics, medical institutions and other research institutes in the medical industry.

Employees

As of March 31, 2010, 2011 and 2012, we had 541, 610 and 795 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2012:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	174	244	30
Laboratory technicians	65	87	10
Management and administration	92	65	28
Total	331	396	68

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($7.9 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB104.5 million ($16.6 million) in aggregate to cover liabilities arising from storage of cord blood units. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contract obligations to our subscribers who needed such units for transplants; provided, however, the payments to which we are entitled in each incident are capped at RMB200,000 per person and RMB4.0 million in the aggregate.

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

Intellectual Property

We consider our trademark critical to the success of our business. In this regard, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China to use our two trademarks, of which the registration numbers are 4666178 and 4666582. We also recognize the need to protect our trademark and will continue to take commercially viable steps to enforce our trademark rights against potential infringers.

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

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2012, we incurred approximately RMB7.6 million ($1.2 million) research and development expense, derived from internal research and development effort.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU is entitled to an aggregate amount of RMB2.0 million annual advisory fee for providing technical consultancy services.

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

In November 2009, Nuoya entered into a cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years pursuant to which GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services to expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH is entitled to an aggregate amount of RMB2.0 million annual advisory fee for providing technical consultancy services.

Cooperation with Zhejiang Provincial Blood Center

In December 2010, Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center, for a term of 3 years, pursuant to which Zhejiang Provincial Blood Center would provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, technical and consulting services, and laboratories and storage facilities for cord blood units to Lukou to support Lukou’s cord blood banking business in the Zhejiang province. In return, Zhejiang Provincial Blood Center is entitled to an aggregate amount of RMB2.0 million annual advisory fee for providing technical consultancy services and assistances.

Investment in Cordlife (CBB and Cordlife Singapore after the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million in exchange for 24,366,666 shares of Cordlife. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. As of March 31, 2012, we hold 14.1% equity interest in CBB and 10.5% equity interest in Cordlife Singapore. Our investments in CBB and Cordlife Singapore are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets as of March 31, 2012 and we did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of cord blood banking services in India, Indonesia and the Philippines and Cordlife Singapore is a provider of cord blood banking services in Singapore and Hong Kong.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2011, over 1.1 million babies were born within Shandong province during 2010. We believe Shandong represents a very sizable market opportunity. According to China Statistical Yearbook 2011, Shandong’s gross regional product grew at a robust rate of 15.6% from RMB3,390 billion in 2009 to RMB3,917 billion in 2010. We believe such strong underlying fundamental growth presents a very unique and attractive business opportunity for Qilu, the exclusive operator in Shandong province.

Investment in Lukou

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, and acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million all during the year ended March 31, 2011. Lukou is 90% owned by us and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cells collection and storage services for expectant parents as well as preserving cord blood units donated by the public.

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

Due to the ability to develop into different cell types in the human body, stem cells can potentially be used to treat a wide range of diseases. Based on public information, it is estimated that over 30,000 cord blood transplants have been performed worldwide.

Compared with approximately 210 major types of differentiated cells, there are only three major types of stem cells in the human body:

•	Hematopoietic stem cells. Hematopoietic stem cells are found in the bone marrow of adults, human blood from an infant’s placenta and umbilical cord, and mobilized peripheral blood. They are the early precursor cells capable of differentiating into blood cells and immune system cells in the body. They also have been shown to have the capability of differentiating into specialized cells of other systems, including neural, endocrine, skeletal, respiratory and cardiac systems, under specific conditions.

•	Mesenchymal stem cells. Mesenchymal stem cells are found in the bone marrow of adults and are capable of differentiating into musculoskeletal tissues.

•	Neural stem cells. Neural stem cells are found in the brain tissues of adults and are capable of differentiating into neural tissues.

Cord blood is rich in hematopoietic stem cells. It can be collected by obstetricians or dedicated collection staff after the umbilical cord has been detached from the newborn. The blood sample then undergoes further processing to remove red blood cells and plasma before it can be cryopreserved and stored in refrigerated containers at extremely low temperature. All cellular activities would cease until it is thawed for use in medical treatments.

Compared with other medical treatments, transplants using cord blood have a number of distinct benefits. First, while the collection of embryonic stem cells with current technology results in the destruction of the embryo, and the collection of bone marrow stem cells involves a painful medical procedure for the donor, the collection of cord blood stem cells occurs after the umbilical cord is detached from the newborn during the normal course of delivery and causes no discomfort or harm to the baby. Second, cord blood of newborns contains relatively higher concentration of hematopoietic stem cells with superior proliferative capacity compared with hematopoietic stem cells extracted from bone marrow and peripheral blood in adults. Third, due to the relative premature development of the immune system in cord blood samples, hematopoietic stem cells extracted from cord blood allow for transplants with lower immunologic barriers that would otherwise be prohibitive. Fourth, cord blood transplants result in lower incidence of graft-versus-host disease, a situation whereby the donor’s T-cell attacks the recipient tissues after the transplant. Fifth, hematopoietic stem cells have a higher chance of matching family members.

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

According to the U.S. Census Bureau, the population of the world has reached approximately 7.0 billion in April 2012 and the number of newborns each year is currently between 70 and 80 million worldwide. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

Global Supply of Cord Blood Banking Services

The success of stem cell transplants depends on the availability of stem cell supplies. In response to the increasing utilization of stem cells in medical treatments, cord blood banks have increased in number significantly worldwide to provide the cord blood units necessary for medical treatments. According to Frost & Sullivan, the number of cord blood banking operators that provide storage services increased significantly from 29 in 2000 to 84 in 2003 and 157 in 2007.

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

Current Market Conditions

According to the Notice on Guiding Principles Regarding Planning and Establishment of the Blood Station published by the MOH in December 2005 and also an extension notice published in February 2011, cord blood banking licenses will be issued in up to three additional regions by 2015. According to the same notice, only one license will be granted to a cord blood banking operator in a designated provincial level region. Under this policy, a cord blood bank licensed to operate in a particular region has the advantage of becoming the sole licensed operator in that region.

In addition to the seven licensed cord blood banks in China, there are a number of cord blood banks operating in China and they are in the process of meeting the applicable regulatory requirements before they can formally obtain a cord blood banking license in the relevant regions. Under current PRC government policy, cord blood banks are only permitted to operate in the regions in which they are licensed to operate. Moreover, the application process for a cord blood banking license in China is time-consuming during which time the applicant usually incurs significant initial investments, including costs to apply for a license and construct the facility. For example, in respect of the seven cord blood banking licenses issued by the PRC government authorities to date, it took each applicant several years to obtain a cord blood banking license. This may deter potential cord blood banking operators with fewer financial resources from entering into the cord blood banking industry.

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•	Large number of newborns. According to the National Bureau of Statistics of China, China had a population of 1.3 billion persons and 16.0 million newborns as of and for the year ended December 31, 2010. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 104 million people in 2010, has a larger population than many countries in the world, and there are two other regions in China of similar size. More than half of the regions in China have a larger population than California, and even Beijing, with a population of almost 20 million in 2010, has a larger population than all but four states in the United States.

•	Growth in GDP and urban disposable income and increasing focus on healthcare. According to the National Bureau of Statistics of China, GDP per capita in China grew by 17.5%, 8.0% and 17.1% in 2008, 2009 and 2010, respectively. As average disposable income rises, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the MOH, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB1,720.5 billion in 2009, representing a compound annual growth rate of approximately 15.8%.

•	One-child policy in China. China has adopted a “one-child” policy, which has curtailed, subject to limited exceptions, families from having more than one child. This gives Chinese parents the incentive to store cord blood stem cells from their only child as it is difficult to obtain matching stem cells if that only-child needs a transplant. As the public awareness of benefits associated with cord blood banking increases, an increasingly large number of Chinese parents are expected to subscribe for cord blood banking services in order to enhance the survival chances of their children in the event of a critical illness, such as leukemia. Further, the “one-child” policy may increase the usage of cord blood banking services because there are no bone marrow cord blood units available from siblings which may potentially match the patient in need of transplants.

•	Increasing public awareness of the benefits associated with cord blood banking services. Operators of cord blood banks in China focus their sales and marketing efforts in hospitals, prenatal clinics and wedding registries to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedure and potential benefits. Continuous customer education and expanded sales and marketing networks enable the operators to tap into a potential sizeable market with increased penetration rates and enlarged subscriber base.

•	Additional diseases that stem cells can be used to treat. Based on publicly available information, cord blood stem cells can be used to treat approximately 80 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover diseases that can be treated by stem cell therapies.

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

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The license to operate Zhejiang Cord Blood Bank was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their business combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the MOH and its regional DOHs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in February 2008.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the MOH nor any DOH has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Key Information — Risk Factors — Risks Relating to Our Business — If PRC regulators order licensed cord blood banking operators in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected” and “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China”.

In 2004, the year before the Measures were adopted in final form but after the Measures were already in effect in provisional form, the Shanghai DOH shut down a cord blood banking operator that had been operating in Shanghai on the grounds that it was operating cord blood collection services without a license. The operator of that cord blood bank sued in court to overturn the administrative decision of the Shanghai DOH, arguing, among other things, that their business was not subject to the provisional Measures. The court ruled to uphold the administrative decision. While court rulings in the Chinese legal system have no precedential authority, we believe that we must maintain and periodically renew our blood station licenses in order to continue operating our cord blood banking business, and that we must continue providing our matching services in order to maintain and periodically renew our blood station licenses.

The Measures emphasize the regulation of cord blood bank’s non-profit activities of collecting and storing cord blood from donors as well as supplying cord blood for clinical use, but they fail to provide clear stipulations regarding certain other activities that are frequently carried out in connection with cord blood banking, including cord blood banks’ offering fee-based commercial services of storing cord blood entrusted to them by subscribers for the benefit of those subscribers and not of the general public. As far as we know, all the operations of fee-based commercial services of storing cord blood in China, including without limitation, the operations of Jiachenhong, Nuoya, and Lukou, all have the same business model and structure.

Our PRC legal counsel, JunZeJun Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding five paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

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

The license is valid for a term of three years which may be renewed three months prior to expiration with the relevant DOH. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which expire on June 29, 2013, May 8, 2015 and September 21, 2013 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the DOH, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

On October 24, 2011, the MOH published the Notice on Strengthening the Management and Control of Cord Blood Stem Cells (the “Notice”). The Notice suggests that, in principle, cord blood banks should follow the pricing standards established by the relevant commodity price departments of PRC. However, currently, there is still lacking of a clear and explicit price level or guided-price in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish guided-price or introduce other specific price control standards for the cord blood banking services in the future. If this happens, it will adversely affect our business operation and financial condition. If the government controlled pricing or guided-price set by relevant department of PRC government is lower than our current pricing, our business operation or financial condition will be materially adversely affected. At the same time, we cannot assure you that our new subscriber number will increase as we reduce our pricing in accordance with such policy, also, we cannot guarantee that such governmental prices will be higher than the costs of our operation.

Ownership of Cord Blood Units

Under the PRC Property Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the PRC Property Law. Assuming cord blood is considered as property under the PRC Property Law, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under PRC Contract Law, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood donated by the general public and deliver matching cord blood units to patients in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, the subscription contracts we enter into with our subscriber expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

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

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was last amended on December 24, 2011, which then became effective on January 30, 2012. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007 and 2011, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited. Moreover, the Catalogue revised in 2011 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2011 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2011, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue””.

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

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility”. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

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

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidation distribution, equity sales proceeds, or return of funds upon a capital reduction. Further, this regulation requires repatriation into China by PRC residents of all dividend profits or capital gains that they obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such profits or gain. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On May 20, 2011, the SAFE issued the Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies Operating Instruction, or “the Operating Instruction”, which provides explicit rules and simplifies procedures under Notice 75. The Operating Instruction concentrates on filing materials and procedures of foreign exchange registration, alteration registration, supplementary registration and cancellation registration of offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or invest in reverse or make other substantial changes in capital or equity interests prior to the completion of the registration. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area where one of the primary domestic enterprises is located, to comprehensively register with. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan. See “Key Information — Risk Factors — Risks Relating to Operations in China”.

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or SPVs, formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary for us to obtain CSRC approval because, the beneficiary owner of Golden Meditech, is not a PRC individual defined by this new regulation. Therefore, our PRC counsel, JunZeJun Law Offices, is of the opinion that we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV that is required to obtain approval from the CSRC for overseas listing under the new regulation.

In addition, under this regulation, mergers and acquisitions of equity or assets involving PRC enterprises by foreign investors are subject to approval by the Ministry of Commerce or other competent government authorities. If we continue our expansion through acquiring PRC domestic companies by our offshore affiliates, we will be subject to such approval requirement.

Failure to comply with this regulation may lead to sanctions by the Ministry of Commerce or other PRC regulatory authorities that are provided for in other relevant regulations governing foreign investment, foreign exchange, taxation, business registration, securities, and administration of state-owned assets. See “Key Information — Risk Factors — Risks Relating to Operations in China”.

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

Regulation on PRC Domestic Individual’s Participation of Equity Incentive Plan Offered by an Offshore Company

The regulations governing foreign exchange matters of PRC residents promulgated by the People’s Bank of China require an employee share option plan or restricted share unit scheme offered by an offshore listed company to be registered with SAFE. A special bank account will be opened in the PRC for the purpose of receiving, and subsequent allocation to the participating PRC residents, the proceeds or dividends derived from such share option plan.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008, respectively, and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

Jiachenhong and Nuoya are regulated by the specific laws governing foreign-invested enterprises in the PRC and Lukou was regulated by the PRC company law. Accordingly, they are required to allocate 10% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulated amount of such reserves has exceeded 50% of their registered capital, after which no further allocation is required to be made. These reserve funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations. In addition, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2011 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. CCBS holds an indirect 100.0% interest in Jiachenhong, an indirect 90.0% interest in Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 14.1% interest (as of March 31, 2012) in CBB and 10.5% interest in Cordlife Singapore (as of March 31, 2012), providers of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

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

The Business Combination was accounted for in accordance with U.S. GAAP as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination were recorded as non-controlling interest. Upon the completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole cord blood banking licensee in Beijing, Nuoya is the operator of the sole cord blood banking licensee in Guangdong; and Lukou is the exclusive operator in Zhejiang. We also indirectly owned 19.9% effective interest in Qilu, the sole cord blood banking licensee in Shandong.

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech, and an affiliate acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by other founding members through a company incorporated in the British Virgin Islands. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and other founding members in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells equity interest in CSC Holdings was reduced to 50.2%. Immediately after the Business Combination described above, GM Stem Cells owned 46.3% equity interest in CCBC.

The cord blood bank in Guangdong operated by Nuoya received its cord blood banking license in June 2006. In May 2007, CSC South, our subsidiary, completed the acquisition of Nuoya. CSC South, being 90% owned by us, is the sole shareholder of Nuoya.

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million all during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. As of March 31, 2011, we had acquired an aggregate of 24,366,666 ordinary shares of Cordlife with total cost of AUD12.4 million.

On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. As of March 31, 2012, such shares represented a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012.

On April 27, 2012 we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the Notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and events of default and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.	Property, Plant and Equipment

As of March 31, 2012, we maintain facilities in Beijing and Guangdong. The following table sets forth certain information relating to the premises we occupy:

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

ITEM 4B.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Guiding Principles Regarding Planning and Establishment of the Blood Station published by China’s MOH in December 2005, and the extension of the policy published in February 2011, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 19.9% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, including Beijing, Guangdong and Zhejiang provinces was estimated to be 1.9 million in 2010, accounting for approximately 47% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the National Bureau of Statistics of China, the nation has a newborn population of approximately 16.0 million in 2010; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies. Furthermore, our position as the largest shareholder with 14.1% equity interest (as of March 31, 2012) in CBB and 10.5% equity interest (as of March 31, 2012) in Cordlife Singapore, which are the leading cord blood banking operators in Southeast Asia, provides the foundation for further expansion into attractive markets such as India, Indonesia and the other countries in Southeast Asia and with mature operations in stabilized markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 448-person sales team has direct access to expectant parents through exclusive collaboration with more than 266 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 239,754 in March 2012.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. The proportion of our storage fee revenue increased from 20.9% for the year ended March 31, 2011 to 26.0% for the year ended March 31, 2012. We expect the percentage of our recurring revenue will continue to grow as we expand our subscriber base.

We recorded revenues and net income of RMB380.5 million ($60.4 million) and RMB142.0 million ($22.5 million), respectively, during our fiscal year ended March 31, 2012.

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

Our new subscriber sign-ups for the years ended March 31, 2010, 2011 and 2012 were 45,252, 56,518 and 53,924 respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or successful license applicants in other regions. Our Guangdong storage facility commenced operation in September 2008 and Beijing storage facility in April 2009. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

•	Acquisition of Nuoya. Prior to our acquisition of the right to operate in Guangdong through our acquisition of Nuoya, Nuoya did not engage in commercial operation and had no substantial liabilities, and its former management did not maintain complete, accurate and reliable financial information. We nonetheless proceeded with the investment because the cord blood bank operated by Nuoya had the exclusive right to operate in Guangdong, one of our target markets. Shortly after the acquisition, we remedied the situation by making the necessary adjustments to the financial information prepared by former management.

•	Investment in Lukou. In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million all during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cell banking service for expectant parents and to preserve cord blood units donated by the public.

•	Investment in Qilu. Qilu is the sole licensee in the Shandong province. It obtained permission from Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and state the investment at cost less impairment losses.

•	Limited operating history. We have a limited operating history, and our future prospects are subject to risks and uncertainties beyond our control. Although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. As a result, Nuoya’s financial condition and results of operations have been consolidated into ours only after May 2007 and were reflected in part in our consolidated financial statements for the year ended March 31, 2008, and in full in our consolidated financial statements starting from the year ended March 31, 2009. We expect Nuoya’s operation in Guangdong will significantly contribute to our financial condition and results of operations in the future because we have significantly increased the size of the market that we can address. According to National Bureau of Statistics of China, Guangdong had approximately 1.2 million newborns in 2010, which was significantly bigger than Beijing during the same period. As for the cord blood bank in Zhejiang province, we obtained the right to operate during the year ended March 31, 2011. Prior to the establishment of Lukou, we had no operation in the Zhejiang province.

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

Average Revenue per Subscriber

Substantially all of our revenues are derived from the fees payable by subscribers in connection with the handling of the cord blood units of their newborns. Our standard package requires our subscribers to pay a one-time processing fee and an annual storage fee for a period up to 18 years. All fees are inclusive of a 5% business tax. If the examination results indicate that the cord blood stem cells are not viable for storage, we will refund approximately 70% of the processing fee and terminate the contract.

Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800.

Aside from the processing fee, the subscriber is obligated to make an annual payment of RMB620. This annual payment consists of a storage fee of approximately RMB500 and an insurance premium of approximately RMB120. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

Because there is no written policy from the Bureau of Price in relation to the pricing of cord blood banking services, currently, we have the flexibility to set and adjust the subscription packages in response to changing market dynamics and have been targeting our subscription services at all expectant parents in our existing markets. For example, we offer medical practitioners, including doctors, nurses or other medical professionals, cord blood banking services at certain discounts from time to time. If subscription services become subject to price control in China, our financial condition and results of operations would be adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — Our business activities are subject to regulations that may impose significant costs and restrictions”.

Payment Methods for Subscribers

We offered our subscribers three payment options:

•	Option One: payment of a one-time processing fee of RMB5,800 effective from April 1, 2011 (RMB5,000 prior to April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years.

•	Option Two: payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at a discount of 20% to the total amount of storage fees payable under the contract at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees (with no discount) at the time of subscription, had become available to new subscribers since February 1, 2009. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18) with no discount. Effective from April 1, 2011, subscribers in Guangdong who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640, representing a 20% discount of the one-time processing fee.

•	Option Three: payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year for a period of 18 years, representing a surcharge of RMB1,200 to the total amount of processing fees payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fees payable under the contract. Subscribers in Guangdong who choose this option between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and forth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fees payable under the contract. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fees payable under the contract. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

For the year ended March 31, 2012, approximately 47.4% of new subscribers chose Option One, compared to 40.8% in the year ended March 31, 2011. Option Two represented approximately 34.9% and 16.2% of new subscribers signed up during the year ended March 31, 2012 and 2011 respectively. 17.7% of new subscribers chose Option Three for the year ended March 31, 2012, compared to 43.0% in the prior year. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. Accordingly, an increase in new subscribers resulted in an increase in current accounts receivable. As of March 31, 2012, current accounts receivable amounted to RMB79.0 million ($12.5 million), compared to RMB77.4 million last year.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. As the accumulated number of subscribers choosing Option Three continue to grow, the non-current accounts receivable as well as the total accounts receivable will increase. Non-current accounts receivable as of March 31, 2012 amounted to RMB254.2 million ($40.4 million) as compared to RMB241.0 million last year.

Turnover periods for current accounts receivable for the years ended March 31, 2010, 2011 and 2012 determined based on average current accounts receivable and revenues in the respective periods, were 78 days, 75 days and 75 days, respectively. The fluctuations on turnover days were mainly due to the timing of settlement.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•	Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Payment Option Three). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. As of March 31, 2012, there were 9,752 subscribers who had been delinquent for over 24 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this Annual Report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers. See “ Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years”.

•	For subscription contracts signed before January 1, 2008, we do not have the right to amend or terminate such subscription contracts as long as our subscribers continue to renew the contract over the 18-year period. Inflation in China may adversely impact our profit margins through increased costs of compensation and expenses. Although we believe that we could offset some of the effects of inflation through technological advances, economies of scale and operational efficiencies, our financial condition and results of operations may be materially adversely affected by increased operating costs. Starting from January 1, 2008, under the new subscription contract, we reserved the right to review and adjust the annual storage fee in accordance with the local inflation index.

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2012, we had 99 hospitals participating in our hospital network in Beijing. Since the Nuoya acquisition in May 2007, we have established collaborative relationships with over 153 major hospitals in Guangdong and are seeking to significantly expand our hospital network in this market. In February 2011, we completed the formation of Lukou and have entered into collaborative agreements with 14 hospitals as of March 31, 2012.

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

As the first licensed cord blood banking operator in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to obtain additional licenses. Currently, we have not formally submitted any written notice to any DOH concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the DOH in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “ Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected”.

•	There exist substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, prior to March 2005, there were construction of two cord blood banks in the regions outside Beijing as part of the strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available at the time. As we continued to monitor the government’s policy on regions where additional cord blood banking licenses were likely to be issued but basing on available information, were unable to ascertain whether the locations of the two cord blood banks were regions where additional cord blood banking licenses in China were likely to be issued. As such, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord blood banking operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the National Bureau of Statistics of China, the number of newborns in Guangdong in 2010 was approximately eight times as many as that in Beijing. We acquired the right to operate cord blood banks in Guangdong through our acquisition of Nuoya in May 2007. Our operation in Guangdong has significantly increased the size of the market that we can access.

In May, 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. Based on China Statistical Yearbook 2011, over 1.1 million babies were born within Shandong province during 2010. It represented a very sizable market opportunity.

In February 2011, we obtained the operating right to operate the Zhejiang cord blood bank for consideration of $12.5 million from a third party to operate the Zhejiang cord blood bank. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2011, approximately 0.6 million babies were born within Zhejiang province during 2010. It represented a very sizable market opportunity.

We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. Cordlife was then a company whose shares are listed on the Australian Securities Exchange and provides cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Our investments in Cordlife have been accounted for as an available-for-sale investment and were stated at fair value in our consolidated balance sheets as of March 31, 2010, 2011 and 2012, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. In June 2010, we entered into an agreement to underwrite an AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million and own 24,366,666 ordinary shares of Cordlife.

In June, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. As of March 31, 2012, such shares represented a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. Our investments in CBB and Cordlife Singapore have been accounted for as available-for-sale investments and were stated at fair value in our consolidated balance sheets as of March 31, 2012, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary.

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

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Entities that qualify as High and New Technology Enterprises (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for HNTE under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election.

Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008. As a result of the above, Jiachenhong was subject to tax at 9% from April 1 to December 31, 2008, and was subject to tax at 15% for calendar years 2009 and 2010. The impact of the change in tax rate of Jiachenhong due to its status as an HNTE on current and deferred taxes was not accounted for until the year ended March 31, 2009 as the enactment date of the preferential rate was in January 2009. Jiachenhong has subsequently been redetermined as an HNTE in February 2012. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Jiachenhong due to its renewed status as an HNTE in relation to the current and deferred taxes for the year ended March 31, 2011 was not accounted for until the year ended March 31, 2012 as Jiachenhong obtained the approval of enjoying the preferential rate in February 2012.

Since January 1, 2008, Nuoya was subject to a tax rate of 25% under the EIT Law. Nuoya has been certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010, and was approved by relevant PRC tax authority on June 2, 2011. Such status is valid retroactively from January 1, 2010 until December 31, 2012. As a result, Nuoya is subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Nuoya due to its status as an HNTE in relation to the current and deferred taxes in prior periods was not accounted for until the year ended March 31, 2012 as Nuoya obtained the approval of enjoying the preferential rate in June 2011.

In accordance with the Notice of Promulgation of the Guidelines for Determination and Administration of High and New Technology Enterprises, which was jointly promulgated by the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on July 8, 2008, enterprises that were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws will have their qualifications remain valid if such qualifications have not expired, but such enterprises cannot continue to enjoy the corresponding preferential tax treatment unless they can be redetermined as HNTE pursuant to the Measures for Determination and the Guidelines. The redetermination procedures under the Measures for Determination and the Guidelines may be handled either prior to or after the expiration of the validity period of their qualification. Additionally, for high-tech enterprises that were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, Circular 39 shall continue to apply. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations”, and Note 18 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. We have not provided for income taxes on accumulated earnings of Jiachenhong and Nuoya as of March 31, 2012 since these earnings are planned to be reinvested indefinitely in the PRC. As of March 31, 2012, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB43.3 million ($6.9 million).

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. We also arrange an insurance policy for subscribers. Aside from the processing fee, the subscriber is obligated to make an annual payment which consists of a storage fee and an insurance premium; and such insurance premium is collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. We have no performance obligation to the subscriber with respect of the insurance policy. See “— Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the Accounting Standards Codification ("ASC") 605-25, Revenue Recognition—Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13, Multiple-Deliverable Arrangements (“ASU 2009-13”), which was adopted by the Group in the fiscal year beginning April 1, 2011 on a prospective basis. The adoption of ASU 2009-13 did not have an impact on the consolidated financial statements, as the units of accounting, the allocation of the arrangement consideration to various units of accounting, and pattern and timing of revenue recognition did not change. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues are allocated to a delivered product or service when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

Pursuant to the Agreement, no penalty is charged to customers for early termination of the storage service.

The Group considers all reasonably available information to allocate the overall arrangement fee to processing and storage services based on their relative selling prices.

The Group recognizes processing fee revenue upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period.

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

Depreciation Charges

We depreciate the cost of fixed assets less their estimate of residual value on a straight-line basis over their estimated useful life. We estimate the useful life of our buildings to be 37.5 years, leasehold improvements to be the shorter of the lease term or estimated useful life of 10 years, machineries to be 5 to 10 years and our motor vehicles and other office equipment to be 5 years. We determine the estimated useful life of our assets based on the historical usage experience with similar assets and anticipated technology changes. Changes in the expected usage level, technological developments and the operation environment in the industry could impact the economic useful lives and the residual values of our assets. If the operation environment is to change more rapidly or in a different way than anticipated, the useful life assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We review the estimated useful life and estimated residual values of the assets no less frequently than annually. See Note 2(h) to our annual consolidated financial statements included elsewhere in this report.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB34.7 million ($5.5 million) as of March 31, 2012. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2010, 2011 or 2012. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs based on the estimated average number of cord blood units out of which one unit of cord blood will be matched over the period during which the cord blood units will remain active. The number of cord blood units that can be matched for a fee involves estimates of the future demand for cord blood units for transplants, the probability of finding a match in light of number of donated cord blood units stored and our industry knowledge. As of March 31, 2012, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 20 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, the Group estimates the number of successful matches of donated units will increase by 7% per annum. Based on the estimation, the carrying amount of the donated units will be recovered in approximately 10 years. If medical research discovers new and more effective medical procedures that make cord blood transplants more effective, or if medical research discovers more diseases that cord blood transplants can be used to treat, the estimated number of cord blood units that can be matched may increase. Conversely, if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment, the estimated number of cord blood units that can be matched may decrease. Any of the estimation variables which differ from our expectations may result in material adjustments to direct costs in future periods. The estimates are calculated based on forecast fees to be generated from estimated successful matches in the future without discounting the fees to their present values.

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

In addition to the reserves established based on the aging of the outstanding amounts, we take into account available specific information of individual subscribers, including the specific credit risk for specific subscribers and other information available to us concerning the subscribers’ creditworthiness, to determine if additional provision has to be made on specific receivable balances.

Allowance for doubtful receivables was RMB52.5 million ($8.3 million) as of March 31, 2012, compared to RMB40.0 million as of March 31, 2011. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2010, 2011 or 2012. The net carrying value of our property, plant and equipment was RMB267.9 million ($42.5 million) as of March 31, 2012 compared to RMB250.3 million as of March 31, 2011. The net value of intangible assets was RMB129.8 million ($20.6 million) as of March 31, 2012 compared to RMB134.4 million as of March 31, 2011. See “— Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

Impairment of Available-for-sale Securities

Our investment in Cordlife was classified as available-for-sale equity securities and stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. However, when the fair value of our available-for-sale securities falls below cost, we determine whether the decline in value is other than temporary, in which case the unrealized loss has to be charged to income. In assessing whether the impairment is other than temporary, we consider the length of time and the extent to which the market value has been below cost, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the investee’s financial conditions, operational performance, future earnings potential, prospects, market conditions and near term development. As of December 31, 2008, the market value of the Cordlife investment was below our investment cost. Having considered the significance of the accumulated decline in the fair value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the current market conditions, management considered that the impairment loss on the investment was no longer temporary as of December 31, 2008. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the nine months ended December 31, 2008 and the market value as of December 31, 2008 formed a new cost basis of the our investment in Cordlife.

Pursuant to the restructuring of Cordlife Singapore from Cordlife in June 2011, and the listing of Cordlife Singapore in March 2012, both investments in CBB and Cordlife Singapore were classified as available-for-sale equity securities and are stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. There was an increase in the market value of the ordinary shares of Cordlife Singapore and accordingly, total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2012 amounted to RMB65.9 million ($10.5 million). See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

In September 2010, we entered into agreements to obtain the right to operate a cord blood bank in Zhejiang. Such rights are stated at the estimated fair value on the date of acquisition less accumulated amortization. Where payment for an operating right is non-deductible for tax purpose, the simultaneous acquisition method is used to record the assigned value of the asset and the related deferred tax liability, such that the carrying amount of the asset upon initial recognition less deferred tax liability recognized equals the amount paid for the asset.

The amortization expenses are recognized on a straight line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three-years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third party valuation firm in determining the fair value of the cord blood bank operating rights. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in light of the absence any other of the entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2010, 2011 and 2012, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million and RMB1.0 million ($0.2 million), respectively. For the years ended March 31, 2011 and 2012, the amortization expense relating to the right to operate in Zhejiang amounted to RMB0.4 million and RMB3.7 million ($0.6 million) respectively.

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

The sources of our revenues consist of the following:

•	Processing fee. Gross processing fee, charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011 (inclusive of a 5% business tax), represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay, subject to a surcharge (inclusive of a 5% business tax), a portion of the processing fee in installments.

•	Storage fee. Gross storage fee, currently charged at the rate of approximately RMB500 (inclusive of a 5% business tax) per year, represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. We recognize the storage fees as our revenue on a net of business tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee of approximately RMB500 for the first year’s storage services was recognized as revenue on a straight-line basis over the one year period, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the remaining storage period. Most of our subscribers elect to pay the storage fee on an annual basis at the beginning of each anniversary of the subscription contract.

•	Matching fee. Gross matching fee, currently charged generally at the rate of RMB15,000 (inclusive of a 5% business tax), represents consideration for the successful identification and retrieval of a matching cord blood unit suitable for transplant. We record the matching fee as our revenue on a net of business tax basis. We recognize the matching fee when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

Direct Costs

After a cord blood unit is collected at a collaborating hospital and transported to our facilities, we test and process the cord blood to extract stem cells contained in the unit and cryopreserves the stem cells at our cord blood banks. Direct costs reflect the costs incurred for these procedures as well as payments made to the hospitals to reimburse the costs they incur in performing the collection procedure for our subscribers.

Direct costs also include an annual technical consulting fee of RMB2.0 million ($0.3 million) payable by us to Peking University People’s Hospital pursuant to a 20-year contract dated June 2006 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the Guangdong Women and Children’s Hospital and Health Institute. Pursuant to the agreement, Guangdong Women and Children’s Hospital and Health Institute provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB2.0 million ($0.3 million). The agreement has a term of no less than 20 years commencing in November 2009. In December 2010, Lukou entered into a co-operation agreement with Zhejiang Provincial Blood Center with a 3 years term in relation to the operation of cord blood bank in Zhejiang with an annual service fee of RMB2.0 million ($0.3 million).

Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, direct labor, processing and storage supplies, and collection fee, generally vary depending on the number of units stored at facilities.

We record cord blood units donated by the public as our inventories and capitalize our related collection, testing and processing costs. These capitalized costs are recognized as direct costs of a unit only upon the shipment of the unit for use by the transplant patient or for research purposes.

Operating Expenses

Operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

•	Research and development expenses. Research and development expenses consist primarily of expenses incurred in research activities that are conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. Research and development expense are expensed immediately as they are incurred.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel; promotional and advertising expenses; travel expenses for sales and marketing activities and depreciation of equipment used for sales and marketing activities.

•	General and administrative expenses. General and administrative expenses consist primarily of compensation for the management team and the finance and administrative personnel; travel, lease and other expenses for general corporate purposes; and professional advisor fees. After completion of the share exchange on June 30, 2009, CCBC incurs a significantly higher level of legal, accounting and other expenses in order to comply with the requirements under the U.S. securities laws. Such additional expenses associated may have a negative impact on profitability.

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2012			2011		2010
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	60,419	380,490	100.0	339,532	100.0	261,536	100.0
Direct costs	(13,761)	(86,658)	(22.8)	(77,376)	(22.8)	(65,730)	(25.1)
Gross profit	46,658	293,832	77.2	262,156	77.2	195,806	74.9
Operating expenses
Selling and marketing expenses	(9,794)	(61,678)	(16.2)	(47,583)	(14.0)	(39,480)	(15.1)
General and administrative expenses	(14,243)	(89,696)	(23.6)	(83,794)	(24.7)	(53,317)	(20.4)
Research and development	(1,209)	(7,615)	(2.0)	(6,960)	(2.0)	(5,816)	(2.2)
Total operating expenses	(25,246)	(158,989)	(41.8)	(138,337)	(40.7)	(98,613)	(37.7)
Operating income	21,412	134,843	35.4	123,819	36.5	97,193	37.2
Other income (expenses), net
Interest income	2,133	13,432	3.5	9,065	2.7	6,411	2.5
Interest expense	(522)	(3,287)	(0.9)	(2,606)	(0.8)	(2,431)	(0.9)
Exchange (loss) gain	(213)	(1,343)	(0.4)	486	(0.1)	(417)	(0.2)
Write-off of deferred reverse recapitalization costs	—	—	—	—	—	(21,566)	(8.2)
Dividend income	1,146	7,217	1.9	—	—	—	—
Others	117	737	0.3	1,378	0.6	473	0.1
Total other income (expenses), net	2,661	16,756	4.4	8,323	2.4	(17,530)	(6.7)
Income before income tax	24,073	151,599	39.8	132,142	38.9	79,663	30.5
Income tax expense	(1,530)	(9,634)	(2.5)	(33,929)	(10.0)	(24,770)	(9.5)
Net income	22,543	141,965	37.3	98,213	28.9	54,893	21.0

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Revenues

Revenues increased by 12.1% to RMB380.5 million ($60.4 million) from RMB339.5 million in the year ended March 31, 2012. The increase was largely attributable to the 29.0% increase in accumulated subscriber base. As a result of the Company’s strategy to push for higher adoption of upfront payments, new subscribers were down to 53,924 during the year ended March 31, 2012, compared to 56,518 in the prior year, the impact was, however, offset by the higher processing fee per subscriber which was revised to RMB5,800 since April 1, 2011. As of March 31, 2012, total units stored for our subscribers increased to 239,754, compared to 185,830 as of March 31, 2011. There was no material early termination recorded for the two years ended March 31, 2012.

Our effective marketing and promotion initiatives have led to deepening penetration in our operating regions and continued growth in our total subscriber number. The growth in revenues was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure. For the year ended March 31, 2012, processing fees and storage fees accounted for approximately 74.0% and 26.0% of total revenues respectively. Compared to the revenue structure in the year ended March 31, 2011, processing fees and storage fees accounted for 79.1% and 20.9% of total revenues respectively. During the year, processing fees and storage fees grew 4.8% and 39.6% to RMB281.5 million ($44.7 million) and RMB99.0 million ($15.7 million) respectively.

Direct Costs

Direct costs increased to RMB86.7 million ($13.8 million) for the year ended March 31, 2012, from RMB77.4 million in the prior year, which is largely attributable to the increase in amortization expenses for intangible assets and cooperation fee paid to Zhejiang Provincial Blood Center for the operation in Zhejiang. For the year ended March 31, 2012, variable costs and fixed costs accounted for approximately 61.8% and 38.2% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct Labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

In the current year, the portion of fixed costs increased to 38.2% as compared to 30.3% in the prior year. The increase was largely attributable to the RMB2.0 million ($0.3 million) co-operation fee paid by Lukou to Zhejiang Provincial Blood Center for its consultancy services in relation to the operation of cord blood bank in Zhejiang (no such co-operation fee paid in the year ended March 31, 2011); and the amortization charges of the intangible asset related to Zhejiang Cord Blood Bank license, which was amounted to RMB3.7 million ($0.6 million) and RMB0.4 million in the year ended March 31, 2012 and March 31, 2011, respectively.

Gross Profit

For the year ended March 31, 2012, gross profit amounted to RMB293.8 million ($46.7 million), up 12.1% from RMB262.2 million for the year ended March, 31, 2011. The increase was in line with the increase in total revenues. Gross margins for the year ended March 31, 2012 and March 31, 2011 were maintained at 77.2%.

Operating Expenses

Operating expenses increased to RMB159.0 million ($25.2 million) for the year ended March 31, 2012, compared to RMB138.3 million for the year ended March 31, 2011.

•	Research and development expenses. For the year ended March 31, 2012, we incurred approximately RMB7.6 million ($1.2 million) research and development expenses, compared to RMB7.0 million in the prior year. Research and development expenses maintained at approximately 2.0% of revenues for both years ended March 31, 2012 and 2011, reflecting the Company’s continued focus on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•	Sales and marketing expenses. Sales and marketing expenses amounted to RMB61.7 million ($9.8 million) for the year ended March 31, 2012, increased by 29.6% as compared to RMB47.6 million in the prior year. Sales and marketing expenses rose as a result of our ongoing market and promotion campaigns. The increase is also attributable to a 32.2% increase in sales force to better penetrate into Beijing, Guangdong and Zhejiang. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets, including Beijing, Guangdong and Zhejiang.

•	General and administrative expenses. For the year ended March 31, 2012, general and administrative expenses rose to RMB89.7 million ($14.2 million) as compared to RMB83.8 million in the year ended March 31, 2011. The increase in general and administrative expenses was generally in line with the growth in revenues, and was largely attributable to the higher staff count to cope with the rapidly growing business operations and expanding subscriber base.

Operating Income

As a result of the foregoing, operating income increased by 8.9% to RMB134.8 million ($21.4 million) for the year ended March 31, 2012, from RMB123.8 million for the year ended March 31, 2011.

Other Income, Net

For the year ended March 31, 2012, net other income amounted to RMB16.8 million ($2.7 million), increased by RMB8.4 million as compared to the net other income in prior year. The increase in net other income was largely attributable to the RMB7.2 million ($1.1 million) dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, while no such income was distributed in the prior year.

Interest Income. Interest income increased from RMB9.1 million in the year ended March 31, 2011 to RMB13.4 million ($2.1 million) in the current year, as a result of: (i) the increase in cash and cash equivalents from RMB611.4 million as of March 31, 2011 to RMB794.3 million ($126.1 million) as of March 31, 2012, which was largely attributable to the expanding subscriber base and in line with the Company’s strategy to push for higher adoption of upfront payment; and (ii) the increase in the subscriber base who chose the installment payment plan.

Interest Expense. In June 2011, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million ($7.1 million). The loan agreement bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. Pursuant to this loan agreement, we incurred approximately RMB3.3 million ($0.5 million) interest expense for the year ended March 31, 2012. In the year ended March 31, 2011, we also had an RMB45.0 million loan with the same commercial bank in the PRC with the same contract terms, and incurred approximately RMB2.6 million interest expense. The increase in interest expense was solely due to the increase in the base lending rate quote by the People’s Bank of China.

Dividend Income. We recorded a dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, amounting to RMB7.2 million ($1.1 million) during the year.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2012 amounted to RMB151.6 million ($24.1 million), up from RMB132.1 million for the year ended March 31, 2011.

Income Tax Expense

For the year ended March 31, 2012, we recorded an income tax expense of RMB9.6 million ($1.5 million), down 71.6% from RMB33.9 million for the year ended March 31, 2011. It represented an effective tax rate of 6.4%. The low effective tax rate was mainly due to the following:

Jiachenhong has been certified as an HNTE in February 2012. Jiachenhong’s HNTE certificate was dated October 28, 2011 and was approved by relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. RMB1.7 million ($0.3 million) tax benefit was recorded in current year’s consolidated statements of comprehensive income in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status.

Nuoya has been certified as an HNTE in June 2011. The HNTE certificate was dated December 28, 2010 and was approved by relevant PRC tax authority on June 2, 2011. Such status is valid retroactively as of January 1, 2010 and is valid for three years, which will expire on December 31, 2012. As a result, Nuoya is subject to a reduced tax rate of 15% during the valid period. RMB13.0 million ($2.0 million) tax benefit was recorded in current year’s consolidated statements of comprehensive income in relation to the change in tax rate due to Nuoya’s HNTE status.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2012 amounted to RMB142.0 million ($22.5 million), compared to RMB98.2 million for the year ended March 31, 2011.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Revenues

Revenue increased by 29.8% to RMB339.5 million for the year ended March 31, 2011, from RMB261.5 million for the year ended March 31, 2010. The increase was largely attributable to the 24.9% increase in new subscriber numbers to 56,518 as compared to 45,252 in the year ended March 31, 2010 and the expansion in the accumulated subscriber base. As of March 31, 2011, total units stored for our subscribers increased to 185,830, compared to 129,312 as of March 31, 2010 and no material early termination was recorded for the two years ended March 31, 2011. This strong growth was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure. Our effective marketing and promotion initiatives had led to deepening penetration in our operating regions and continued growth in our total subscriber number. For the year ended March 31, 2011, processing fees which accounted for 79.1% of the total revenues, grew 26.0% to RMB268.6 million. Revenue generated from storage fees grew 46.7% to RMB70.9 million, representing 20.9% of our total revenues.

Direct Costs

Direct costs increased to RMB77.4 million for the year ended March 31, 2011, from RMB65.7 million for the year ended March 31, 2010, due to overall subscriber base expansion. For the year ended March 31, 2011, variable costs and fixed costs accounted for approximately 69.7% and 30.3% of total direct costs respectively. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

Gross Profit

For the year ended March 31, 2011, gross profit amounted to RMB262.2 million, up 33.9% from RMB195.8 million for the year ended March, 31, 2010. Gross margin for the year ended March 31, 2011 stood at 77.2% compared to 74.9% in the year ended March 31, 2010. Gross margin increased as a result of economy of scale and subscriber base expansion.

Operating Expenses

Operating expenses increased to RMB138.3 million for the year ended March 31, 2011, compared to RMB98.6 million for the year ended March 31, 2010.

•	Research and development expenses. For the year ended March 31, 2011, we incurred approximately RMB7.0 million research and development expenses, compared to RMB5.8 million for the year ended March 31, 2010. Research and development expenses maintained at approximately 2.0% of revenues for both years ended March 31, 2011 and 2010. Research and development expenses are expensed immediately as they are incurred.

•	Sales and marketing expenses. Sales and marketing expenses amounted to RMB47.6 million for the year ended March 31, 2011, representing an increase from RMB39.5 million for the year ended March 31, 2010. Sales and marketing expenses rose as a result of our ongoing market and promotion campaigns. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets in Beijing and Guangdong.

•	General and administrative expenses. For the year ended March 31, 2011, general and administrative expenses rose to RMB83.8 million as compared to RMB53.3 million for the year ended March 31, 2010. The increase in general and administrative expenses was in line with the growth in revenues, and was largely attributable to the higher staff count and bad debt provision as a result of the rapidly growing business operations and expanding subscriber base, and the incurrence of larger amount of legal, professional and compliance related expenses during the year ended March 31, 2011.

Operating Income

As a result of the foregoing, operating income increased by 27.4% to RMB123.8 million for the year ended March 31, 2011, from RMB97.2 million for the year ended March 31, 2010.

Other Income (Expenses), Net

For the year ended March 31, 2011, we had net other income amounted to RMB8.3 million, while for the year ended March 31, 2010, we had net other expenses of RMB17.5 million. The increase in net other income was largely attributable to the reduction in write-off amount of certain costs in the year ended March 31, 2010. We wrote-off RMB21.6 million of deferred reverse recapitalization costs during the year ended March 31, 2010 while there was no similar write-off for the year ended March 31, 2011. In addition, we recorded interest income of RMB9.1 million for the year ended March 31, 2011, compared to RMB6.4 million for the year ended March 31, 2010.

•	Write-off of deferred reverse recapitalization costs. For the year ended March 31, 2010, we recorded write-off of RMB21.6 million deferred reverse recapitalization costs which included the net liabilities of Pantheon and the fees incurred in connection with the Business Combination. No such write-off was recorded during the year ended March 31, 2011.

•	Interest Income. Interest income for the year ended March 31, 2011 increased to RMB9.1 million. The increase in interest income was mainly attributable to increase in cash balance and proceeds raised pursuant to the follow-on offering in November 2010 and the increase in the subscriber base who chose the installment payment plan.

•	Interest Expense. During the year ended March 31, 2011, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million. The loan agreement bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. Pursuant to this loan agreement, we incurred approximately RMB2.6 million interest expense for the year ended March 31, 2011. In the year ended March 31, 2010, we had also entered into an RMB45.0 million loan agreement with a commercial bank in the PRC, and incurred approximately RMB2.4 million interest expense for the year ended March 31, 2010.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2011 amounted to RMB132.1 million, up from RMB79.7 million for the year ended March 31, 2010.

Income Tax Expense

For the year ended March 31, 2011, we recorded an income tax expense of RMB33.9 million, up 37.0% from RMB24.8 million for the year ended March 31, 2010. The effective tax rate for the year ended March 31, 2011 and 2010 was 25.7% and 31.1%, respectively. The higher effective tax rate in prior year was mainly due to the non-deductible write-off of deferred reverse recapitalization costs.

Net Income

Due to the reasons mentioned above, our net income for the year ended March 31, 2011 amounted to RMB98.2 million, compared to RMB54.9 million for the year ended March 31, 2010.

Liquidity and Capital Resources

As of March 31, 2012, we had cash and cash equivalents of RMB794.3 million ($126.1 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. On June 27, 2011, we entered into a loan agreement with Hua Xia Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Such borrowings, which amounted to RMB45.0 million ($7.1 million) as of March 31, 2012, are denominated in RMB and are secured by our building in the PRC. Amounts outstanding bear a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is repriced monthly. As of March 31, 2012, such rate was 7.216% per annum. Aside from the RMB45.0 million bank loan, we do not maintain any credit facilities. The loan has been fully repaid on June 27, 2012.

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

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. For example, in November 2009, we had completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were intended to be used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share. Total gross proceeds of $31.5 million raised will be used in Zhejiang operation build-out and for general working capital purposes. On April 27, 2012 we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. We expect that we will finance our capex requirements with a combination of future offerings of equity or debt securities, bank borrowings at different subsidiary levels, and operating cash flows. Our need for, and the availability of, external financing is influenced by many factors, including profitability, operating cash flows, debt levels, contractual restrictions and market conditions. Other sources of cash will include dividend distributions and other payments from our subsidiaries.

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2012 in light of the current economic and capital market condition. However, in order to mitigate the potential impart or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2012		2011	2010
	$	RMB	RMB	RMB
	(in thousands)
Net cash flows provided by operating activities	56,190	353,858	176,585	36,365
Net cash flows used in investing activities	(19,523)	(122,945)	(33,914)	(158,849)
Net cash flows (used in)/ provided by financing activities	(7,092)	(44,664)	193,141	242,393
Effect of foreign exchange rate change on cash and cash equivalents	(528)	(3,325)	(5,260)	(480)

Cash Flow provided by Operating Activities

As a result of the increase in the scale of our operations arising from the increase in new subscriber sign-ups, we had net operating cash inflow from payments received from subscribers for each of the three years ended March 31, 2010, 2011 and 2012.

Net cash provided by operating activities increased to RMB353.9 million ($56.2 million) during the year ended March 31, 2012, increased by 100.4% as compared to that during the year ended March 31, 2011. The significant increase was attributable to the followings: (i) increase in net income from RMB98.2 million in the year ended March 31, 2011 to RMB142.0 million ($22.5 million) in the current year; (ii) Company’s push for higher adoption of upfront payment, resulting in a 34.9% of the new subscribers in current year who chose payment option two, compared to 16.2% in the prior year; (iii) increase in processing fee from RMB5,000 to RMB5,800 since April 1, 2011; and (iv) expansion in accumulated subscriber base from 185,830 as of March 31, 2011 to 239,754 as of March 31, 2012.

Net cash provided by operating activities increased to RMB176.6 million for the year ended March 31, 2011 from RMB36.4 million for the year ended March 31, 2010, primarily due to an increase in net income to RMB98.2 million from RMB54.9 million for the year ended March 31, 2010. The increase was also attributable to the increase in new subscriber sign-ups to 56,518 from 45,252 in the year ended March 31, 2010; and more subscribers electing Payment Option Two which resulted in an increase in deferred revenue of RMB115.8 million. However, the overall benefit was partially offset by the increase in accounts receivable.

Cash Flow used in Investing Activities

Net cash used in investment activities amounted to RMB122.9 million ($19.5 million) for the year ended March 31, 2012. The cash was mainly used for the payment of RMB80.2 million ($12.7 million) for the cord blood bank license in the Zhejiang province, and an aggregate of RMB43.1 million ($6.8 million) for the purchase of property, plant and equipment.

Net cash used in investing activities was RMB33.9 million for the year ended March 31, 2011. We made payments of RMB20.3 million to purchase property, plant and equipment and RMB13.2 million to Cordlife as consideration for the 6,841,666 shares acquired during the year ended March 31, 2011.

Net cash used in investing activities was RMB158.8 million for the year ended March 31, 2010. We made an investment deposit of RMB140.3 million for the investment in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in Shandong province, and the transaction was completed on May 5, 2010.

Cash Flow (used in)/provided by Financing Activities

Net cash used in financing activities was RMB44.7 million ($7.1 million) for the year ended March 31, 2012. The cash was solely used for shares repurchase in the open market.

Net cash provided by financing activities was RMB193.1 million for the year ended March 31, 2011. We received proceeds from issuance of shares upon the public offering of RMB211.0 million and upon exercise of warrants of RMB11.8 million, offset by payments of offering costs and share repurchase of RMB19.0 million and RMB10.7 million, respectively.

Net cash provided by financing activities was RMB242.4 million for the year ended March 31, 2010. In November 2009, we received proceeds upon public offering of RMB137.6 million and upon exercise of overallotment options in January 2010 of RMB20.6 million. We also received proceeds from the issuance of shares upon exercise of share options of RMB39.7 million and on April 27, 2009 we entered into a loan agreement with Hua Xia Bank in the PRC for a one year bank loan facility to finance the purchase of raw materials. The borrowings amounted to RMB45.0 million as of March 31, 2010 was denominated in RMB and was secured by our building in the PRC. Amounts outstanding bore a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which was repriced monthly.

Capital Expenditures

For the years ended March 31, 2010, 2011 and 2012, our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Beijing and Guangdong, regions in which we are licensed to operate cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2012.

Amount Due

	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years	Total
	(RMB in thousands)
Short-term borrowings	45,000	-	-	-	45,000
Interest payments	794	-	-	-	794
Commercial commitments	6,000	9,770	8,000	44,167	67,937
Research and development	2,000	-	-	-	2,000
Operating lease obligations	6,714	11,602	7,487	42,791	68,594
	60,508	21,372	15,487	86,958	184,325

•	Short-term borrowing. The Group entered into a loan agreement with a commercial bank in the PRC for a term of one year and will be due in June 2012. The loan bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. As of March 31, 2012, the bank loan bears interest at 7.216% per annum.

•	Commercial commitments. The commercial commitments primarily relate to the fees payable to Peking University People’s Hospital, Guangdong Women and Children’s Hospital and Health Institute and Zhejiang Provincial Blood Center pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years, a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years and a fixed annual amount of RMB2.0 million ($0.3 million) for a term of three years, respectively.

•	Research and development. We entered into an agreement with a research institution for the research and development of medical treatments that make use of cord blood stem cells. We are obligated to pay RMB2.0 million ($0.3 million), upon the issue of a new medicine certificate for the new medicine currently under research and development.

•	Operating leases. The operating lease obligations relate to the lease agreements for leasing certain premises in Guangdong and also between us and a subsidiary of Golden Meditech regarding the leasing of certain premises in Beijing.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were, 105.9, 99.3 and 103.3 in 2008, 2009 and 2010, respectively.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): "Presentation of Comprehensive Income", which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company early adopted ASU 2011-05 in the year ended March 31, 2012 by presenting items of net income and OCI in one continuous statement, consolidated statements of comprehensive income.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng	40	Chairperson of the Board and Chief Executive Officer
Albert Chen	36	Chief Financial Officer and Director
Mark D. Chen (1)(2)(3)	44	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)	48	Independent Non-executive Director
Jennifer J. Weng (1)(2)(3)	44	Independent Non-executive Director
Julian J. Wolhardt (2)(3)	39	Independent Non-executive Director
Yue Deng	42	Chief Executive Officer — Beijing Division
Rui Arashiyama	53	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	58	Chief Technology Officer

(1)          Members of audit committee

(2)          Member of compensation committee

(3)          Member of nominating and corporate governance committee.

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

Jennifer J. Weng, serves as one of our independent non-executive directors. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She is currently a Managing Director of Pantheon Pacific Capital Management Ltd., an investment management and advisory company. Previously, she had held a variety of research and financial management positions with companies including Mizuho, Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. Ms. Weng is the spouse of Mark D. Chen.

Julian J. Wolhardt, serves as a partner of KKR Asia Limited focusing on private equity transactions in the Greater China region. Prior to joining KKR Asia Limited, Mr. Wolhardt was with Morgan Stanley Private Equity Asia and was responsible for its private equity business in China. Mr. Wolhardt has been actively involved in advising on investments in Yageo Corporation, China Modern Dairy, Far East Horizon, and China Outfitters. Mr. Wolhardt currently serves as a non-executive director of China Modern Dairy Holdings Limited and United Envirotech Limited, and an independent non-executive director of China Mengniu Dairy Company Limited. Mr. Wolhardt is a Certified Public Accountant and Certified Management Accountant. He received a bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign).

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

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Lukou and is responsible for the formulation and implementation of marketing strategy for two markets. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Language University) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

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

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. It is currently anticipated that Mr. Mark D. Chen and Mr. Albert Chen will be Class A directors, Ms. Ting Zheng and Dr. Ken Lu will be Class B directors, and Ms. Jennifer J. Weng and Mr. Julian J. Wolhardt will be a Class C director.

Except as described under the heading “Compensation”, none of our directors has a services contract with us or any of our subsidiaries providing for benefits upon termination of employment.

B.          Compensation

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•	Ms. Ting Zheng, who is our chairperson of the board and the chief executive officer.
•	Mr. Albert Chen, who is our chief financial officer and director.
•	Ms. Yue Deng, who is our chief executive officer of the Beijing division.
•	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions.
•	Ms. Xin Xu, who is our chief technology officer.

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

For the fiscal years ended March 31, 2010, 2011 and 2012, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

•	Base salary. We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our board of directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our board of directors and compensation committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our board of directors and compensation committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

•	Annual bonus. Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans, with individual performance and providing executive officers performance incentives for attaining specific goals.

•	Severance benefits. Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. In compliance with PRC law, however, Jiachenhong has entered into standard employment contracts with Ms. Deng and Ms. Xu, and both Nuoya and Lukou have entered into standard employment contracts with Ms. Arashiyama. These contracts provide for severance payments under limited circumstances as required by PRC law.

In addition, in 2006, CSC Holdings, our wholly-owned subsidiary, adopted an option scheme to promote the success of CSC Holdings and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers and employees. Referred to in this report as the “2006 Scheme”, the scheme was approved by the shareholders of CSC Holdings at the extraordinary general meeting held on August 28, 2006. As required under the listing rules of the Growth Enterprise Market of the Hong Kong Stock Exchange, the 2006 Scheme was approved by the shareholders of Golden Meditech at an extraordinary general meeting held on September 21, 2006.

In accordance with the listing rules of the Growth Enterprise Market of the Hong Kong Stock Exchange, shareholders of Golden Meditech conducted an extraordinary general meeting on December 15, 2008 to approve, among others, the termination of the 2006 Scheme upon completion of the Business Combination and the adoption of a substantively similar scheme by CCBC. As a result of the termination, the right to acquire shares of CSC Holdings under the share options granted under the 2006 Scheme was converted into the right to acquire the ordinary shares of CCBC. On June 30, 2009, all options granted under the 2006 Scheme were exercised and converted to the right to receive ordinary shares of CCBC.

Name and Principal Position	Year ended March 31,	Salary (1) ($)	Bonus (1) ($)	Total (1) ($)
Ting Zheng (2)	2012	201,208	257,546	458,754
Chief Executive Officer	2011	180,386	257,235	437,621
	2010	132,258	—	132,258
Albert Chen (3)	2012	201,208	257,546	458,754
Chief Financial Officer	2011	180,386	257,235	437,621
	2010	151,613	—	151,613
Yue Deng	2012	125,665	51,509	177,174
Chief Executive Officer – Beijing Division	2011	105,137	42,444	147,581
	2010	107,000	—	107,000
Rui Arashiyama	2012	147,685	42,495	190,180
Chief Executive Officer	2011	131,043	29,582	160,625
– Guangdong and Zhejiang Divisions	2010	131,324	—	131,324
Xin Xu	2012	109,796	38,632	148,428
Chief Technology Officer	2011	68,286	179,990	248,276
	2010	59,280	—	59,280

(1)	Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings in Hong Kong dollars for the years ended March 31, 2010, 2011 and 2012. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00. Ms. Yue Deng, Ms Rui Arashiyama and Ms Xin Xu were partly paid by CSC Holdings in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing and Guangdong for the years ended March 31, 2010, 2011, 2012. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00 and RMB6.2975 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

(2)	Ms. Zheng is also the executive director of Golden Meditech, one of our shareholders. On June 30, 2009, Ms. Zheng entered into an employment agreement with us providing for an annual base salary of HK$1,300,000, which has been revised to HK$1,430,000 with effect from July 1, 2010, and to HK$1,560,000 with effect from April 1, 2011 (or $200,886, based on the noon buying rate as of March 30, 2012, HK$7.7656 to $1.00). Ms. Zheng was paid by Golden Meditech prior to 30 June 2009, and is now paid by CSC Holdings, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00.

(3)	Mr. Chen was also the vice-president of corporate finance of Golden Meditech, one of our shareholders. On June 30, 2009, Mr. Chen entered into an employment agreement with us providing for an annual base salary of HK$1,300,000, which has been revised to HK$1,430,000 with effect from July 1, 2010, and to HK$1,560,000 with effect from April 1, 2011 (or $200,886, based on the noon buying rate as of March 30, 2012, HK$7.7656 to $1.00). Mr. Chen was paid by Golden Meditech prior to June 30, 2009, and is now paid by CSC Holdings, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. See “Key Information — Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control”. Except for these new service contracts and the standard employment contracts required by PRC law for Ms. Deng, Ms. Arashiyama and Ms. Xu, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by PRC law.

The five senior executive officers who are currently parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

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

Compensation Committee.  The compensation committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Ms. Jennifer J. Weng and Mr. Julian J. Wolhardt. Mr. Chen is the chair of our compensation committee. Mr. Chen, Dr. Lu, Ms. Weng and Mr. Wolhardt do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

•	annually reviewing and reassessing the adequacy of the charter;

•	administering our share option plans and restricted share unit scheme in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors after the Business Combination from time to time.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Ms. Jennifer J. Weng and Mr. Julian J. Wolhardt. Dr. Lu is the chair of our nominating and corporate governance committee. Mr. Chen, Dr. Lu, Ms. Weng and Mr. Wolhardt do not have any direct or indirect material relationship with CCBC other than as a director.

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

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

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

We have established an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. and Hong Kong laws. Among other things, directors, executive officers and employees are prohibited from executing any trade in securities of our company and any other company about which they acquire material non-public information in the course of their duties for our company.

D.          Employees

As of March 31, 2010, 2011, 2012, we had 541, 610 and 795 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2012:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	174	244	30
Laboratory technicians	65	87	10
Management and administration	92	65	28
Total	331	396	68

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

Name and Address (1)	Number of Shares Beneficially Owned	Percentage of Ownership(2)
Directors and executive officers:
Ting Zheng	1,071,994	1.5%
Albert Chen (3)	393,064	*
Mark D. Chen (4)	398,144	*
Dr. Ken Lu (5)	314,049	*
Jennifer J. Weng (4)	398,144	*
Yue Deng	142,934	*
Xin Xu	71,466	*
All directors and executive officers as a group	2,391,651	3.4%
Principal shareholders:
Golden Meditech Holdings Limited (6)	30,248,983	43.2%
Kent C. McCarthy (7)	7,859,821	11.2%
Atlantis Capital Holdings Limited (8)	4,273,468	6.1%
KKR China Healthcare Limited (9)	22,903,454	24.7%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.

(2)	Percentages based on 69,949,103 shares outstanding as of July 26, 2012, excluding shares owned by us.

(3)	Includes (i) 321,598 ordinary shares held by Albert Chen, (ii) 71,466 ordinary shares held by his spouse.

(4)	Includes (i) 53,488 ordinary shares held by Jennifer J. Weng, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mark D. Chen, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mark D. Chen. Mark D. Chen and Jennifer J. Weng are married.

(5)	Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director.

(6)	Includes 30,248,983 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech.

(7)	Includes (i) 1,936,308 ordinary shares held by JCF CO LF, L.P., and (ii) 5,923,513 ordinary shares held by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is the manager of Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the general partner of JCF Co LF, L.P. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by JCF Co LF, L.P., and have reported that they share voting power and dispositive power over such securities. The business address of Mr. McCarthy and each of the entities described above is 930 Tahoe Blvd, 802-281, Incline Village, NV, 89451.

(8)	Includes 4,273,468 ordinary shares held by Atlantis Investment Management (Hong Kong) Limited, a wholly owned subsidiary of Atlantis Capital Holdings Limited.

(9)	Represents 22,903,454 ordinary shares issuable upon conversion of Senior Convertible Notes, with a principal amount of $65 million at a conversion price of $2.838 per share, held by KKR China Healthcare Investment Limited. KKR China Healthcare Investment Limited has the right to convert the Senior Convertible Notes into the Company’s ordinary shares at any time within five years subsequent to the issuance date. Should the Senior Convertible Notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 24.7% of the Company’s enlarged share capital. The Senior Convertible Notes were issued on April 27, 2012. As of the date of this report, KKR China Healthcare Investment Limited has not converted any portion of its convertible bond into the Company’s ordinary shares.

As of the date of this report, 46.9% of our outstanding ordinary shares are held by five record holders in the United States.

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

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing, pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a wholly-owned subsidiary of Golden Meditech and is engaged in the medical equipment manufacturing business. The real property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000, for a period of 5.5 years expiring in December 2014. The new lease covers premises of 1,920 square meters.

C.          Interests of Experts and Counsel

Not required.

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information.

See Item 18.

B.          Significant Changes

On April 27, 2012 we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the Notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and events of default and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2012, the high and low sale prices for CCBC’s shares and warrants, respectively, as reported on the NYSE or the Over-the-Counter Bulletin Board, as applicable. (See Item 9U for the dates that the securities were traded on each market).

	Shares		Warrants
	High	Low	High	Low
Fiscal Annual Highs and Lows
2010 (June 30, 2009 through March 31, 2010)	$12.85	$5.00	$1.75	$0.21
2011	6.11	2.92	0.98	0.17
2012	3.38	2.16	NA	NA
Fiscal Quarterly Highs and Lows
2011
First Quarter	6.11	5.00	0.98	0.22
Second Quarter	5.96	3.86	0.70	0.17
Third Quarter	5.79	3.10	0.60	0.25
Fourth Quarter	4.11	2.92	N/A	N/A
2012
First Quarter	3.70	2.90	N/A	N/A
Second Quarter	3.62	2.77	N/A	N/A
Third Quarter	3.15	1.85	N/A	N/A
Fourth Quarter	3.38	2.16	N/A	N/A
2013
First Quarter (through June 30, 2012)	3.35	2.55	N/A	N/A
Monthly Highs and Lows
January 2012	2.65	2.16	N/A	N/A
February 2012	3.38	2.49	N/A	N/A
March 2012	3.30	2.76	N/A	N/A
April 2012	3.35	2.68	N/A	N/A
May 2012	2.95	2.57	N/A	N/A
June 2012	3.20	2.55	N/A	N/A

B.          Plan of Distribution

Not Applicable.

C.          Markets

Our shares are listed on the NYSE under the symbol CO since November 19, 2009. From June 30, 2009 through November 19, 2009, our shares were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDZF”. CCBC’s warrants were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDWF” from June 30, 2009 through December 13, 2010 the date the warrants expired.

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

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of any equality of votes, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares. As of March 31, 2012, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 73,140,147 ordinary shares fully paid or credited as fully paid.

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

Mergers and Similar Arrangements.  A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and a special resolution of the members of each constituent company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•               the statutory provisions as to the required majority vote have been met;

•               the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•               the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•               the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder”. If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder”. The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders”.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

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

Tax Treatment of CCBC After the Redomestication and the Share Exchange

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, CCBC, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Share Exchange, as if it were a domestic corporation.

After the completion of the Share Exchange, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona pursuant to the regulations under Section 7874) should be considered as owning, by reason of owning (or being treated as owning) stock of Pantheon Arizona, less than 80% of the voting power and the value of the shares of CCBC (including any warrants treated as shares of CCBC pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not apply to treat CCBC as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of comprehensive guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Share Exchange, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Share Exchange for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would be satisfied (and CCBC would be treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona), by reason of owning (or being treated as owning) stock of Pantheon Arizona, would own all of the shares (including any warrants treated as shares) of CCBC immediately after the Redomestication. Although normal “step transaction” tax principles support the view that the Redomestication and the Share Exchange should be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that CCBC will be treated as a foreign corporation for U.S. federal income tax purposes.

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

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2012, we do not expect that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares or a mark-to-market election, each as described below, such holder generally will be subject to special rules in respect to:

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

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made during any taxable year of the U.S. Holder) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss in respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Assets) to report their interests in our ordinary shares.

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

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of business, including risk from changes in foreign currency exchange rates and interest rates.

Foreign Currency Risk

Our reporting currency is the Renminbi. Renminbi is the functional currency for our operating subsidiaries in China and U.S. dollar is our functional currency. All transactions in currencies other than the functional currency during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the functional currency are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of comprehensive income. Fluctuations in exchange rates may also affect our consolidated balance sheets.

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

On July 21, 2005, People’s Bank of China adjusted the exchange rate of U.S. dollar to Renminbi from $1 = RMB8.27 to $1 = RMB8.11, and ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi is pegged to a basket of currencies, which components are subject to adjustment based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall the Renminbi has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We had cash and cash equivalents denominated in U.S. dollars of approximately $82,000 as of March 31, 2012. As majority of U.S. dollars were held by our subsidiary whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2012, we had cash and cash equivalents of RMB794.3 million ($126.1 million). Aside from the RMB45.0 million ($7.1 million) bank loan, we do not maintain any credit facilities as of March 31, 2012. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2012, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2012 from RMB3.8 million ($0.6 million) to RMB3.3 million ($0.5 million).

Equity Price Risk

As of March 31, 2012, we had available-for-sale equity securities of RMB98.2 million ($15.6 million). The available-for-sale equity securities represent our equity investment in CBB and Cordlife Singapore, which are publicly traded company on the Australian Securities Exchange and Singapore Exchange, respectively. As of March 31, 2012, we owned 14.1% of CBB shares and 10.5% of Cordlife Singapore shares. Both investments in CBB and Cordlife Singapore are exposed to price fluctuations.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu. Therefore, we accounted for our equity ownership in Qilu at cost less impairment losses and the investment is subject to impairment assessments depending on Qilu’s operational performance, local demographic trend and the economic environment of the Shandong province.

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

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2012. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2012, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2012.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2012.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated July 31, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

July 31, 2012

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ms. Jennifer J. Weng is an audit committee financial expert, and “independent” as that term is defined in the NYSE listing standards.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accountant firm, for the periods indicated.

	2010	2011	2012
	RMB	RMB	RMB
	(in thousands)
Audit fees (1)	6,174	5,312	5,837
Audit related fees	—	—	—
Tax fees	53	—	—
Total fees	6,227	5,312	5,837

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 13, 2010, the Company announced its intention to conduct a share exchange with all then existing warrant holders, in which the Company would offer to exchange one ordinary share for every eight warrants. On December 10, 2010, the Company announced the completion of the share exchange. The Company issued 1,627,518 ordinary shares, equivalent to 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. Investors that participated in the warrant exchange offer were subject to a 45-day lock up period with regard to ordinary shares acquired in the exchange offer.

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to extend the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice.

The following table sets forth certain information regarding the shares that the Company has repurchased during the year ended March 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
April 2011	145,401	$3.28	145,401	$12,938,320
July 2011	1,597,860	$3.20	1,743,261	$7,825,168
August 2011	-	$-	-	$15,000,000
September 2011	25,499	$2.97	1,768,760	$14,924,261
October 2011	123,840	$2.73	1,892,600	$14,586,673
November 2011	215,808	$2.36	2,108,408	$14,076,603
December 2011	103,620	$2.38	2,212,028	$13,830,421
January 2012	27,100	$2.41	2,239,128	$13,764,979
February 2012	27,600	$2.79	2,266,728	$13,687,994

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated under the laws of the Cayman Islands, our home country, with securities publicly traded in the United States on the NYSE.

The NYSE Rules permit foreign private issuers to follow applicable home country corporate governance practices in lieu of the NYSE corporate governance standards, subject to certain exceptions. Foreign private issuers electing to follow home country corporate governance rules are required to disclose the principal differences in their corporate governance practices from those required under the NYSE Rules. Except as set forth below, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) amounting to more than (i) 20% of the listed company’s currently outstanding common stock in an offering that does not constitute a “public offering” as defined under the NYSE rules, and (ii) one percent to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time, on market terms approved by our board and audit committee, consistent with our past practice. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

ITEM 16H.	Mine Safety Disclosure

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Certificate for Ordinary Shares (1)
2.2	Form of Senior Debt Securities Indenture (2)
2.3	Form of Subordinated Debt Securities Indenture (2)
4.1	2009 Share Option Scheme (1)
4.2	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant (1)
4.3	Subscription Agreement between China Cord Blood Services Corporation and Cordlife (1)
4.4	The Agreement and Plan of Merger, Conversion and Share Exchange by and among Pantheon China Acquisition Corp, Pantheon Arizona Corp., China Cord Blood Services Corporation, Golden Meditech Company Limited and the selling shareholders of China Cord Blood Services Corporation (1)
4.5	Summary Translation of Working Capital Loan Agreement, dated as of June 27, 2011, by and between Beijing Jiachenhong Biological Technologies, Co., Ltd. and Hua Xia Bank (3)
4.6	Promissory Note, as of June 30, 2009 (1)
4.7	Acquisition Agreement, dated February 24, 2010, between China Stem Cells (East) Company Limited, a subsidiary of the Registrant and Glorysun Holdings Group Limited (2)
4.8	English translation of Framework Agreement, dated September 15, 2010 between Zhejiang Provincial Blood Center and Beijing Cord Blood Hematopoietic Stem Cells Bank, a subsidiary of the Registrant (4)
4.9	2011 China Cord Blood Corporation Restricted Share Unit Scheme (5)
4.10	Marketing Collaboration Agreement, dated as of May 18, 2011, by and between Cordlife (Hong Kong) Ltd. and China Cord Blood Corporation (3)
4.11	Convertible Note Purchase Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 12, 2012 (6)
4.12	7% Senior Convertible Note due 2017 (6)
4.13	Registration Rights Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 27, 2012 (6)
4.14	Director Indemnification Agreement between China Cord Blood Corporation and Julian J. Wolhardt dated April 27, 2012 (6)
4.15	Indemnification Priority and Information Sharing Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated as of April 27, 2012 (6)
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-168873)

(1)	Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

(2)	Incorporated by reference to the registration statement on Form F-3 of the Registrant (File No. 333-168873).

(3)	Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on September 28, 2011.

(4)	Incorporated by reference to exhibit 99.2 to the report of foreign private issuer on Form 6-K, filed by the Registrant on September 15, 2010.

(5)	Incorporated by reference to Appendix A of exhibit 99.1 to the report of foreign private issuer on Form 6-K, filed by the Registrant on January 18, 2011.

(6)	Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on April 30, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION

July 31, 2012	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

July 31, 2012

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2011	2012	2012
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		611,387	794,311	126,131
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; March 31, 2012: RMB13,916 (US$2,210))	3	77,402	79,012	12,546
Inventories	4	6,729	6,666	1,059
Prepaid expenses and other receivables	5	9,982	11,561	1,836
Trading securities		-	354	56
Deferred tax assets	18(c)	5,373	5,268	837
Total current assets		710,873	897,172	142,465

Property, plant and equipment, net	6	250,348	267,862	42,535
Non-current prepayments	7	5,752	2,863	455
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2011: RMB28,106; March 31, 2012: RMB38,628 (US$6,134))	3	240,952	254,236	40,371
Inventories	4	31,600	34,651	5,502
Intangible assets, net	8	134,412	129,791	20,610
Available-for-sale equity securities	9	52,733	98,199	15,593
Other investment	10	134,363	134,363	21,336
Deferred tax assets	18(c)	2,565	5,013	796
Total assets		1,563,598	1,824,150	289,663

LIABILITIES

Current liabilities
Bank loan	11	45,000	45,000	7,146
Accounts payable		5,046	6,343	1,007
Accrued expenses and other payables	12	106,731	33,351	5,296
Deferred revenue	13	82,319	106,110	16,850
Amounts due to related party	21	360	360	57
Income tax payable		11,156	5,943	944
Total current liabilities		250,612	197,107	31,300

Non-current deferred revenue	13	162,668	306,534	48,676
Other non-current liabilities		30,036	60,420	9,594
Deferred tax liabilities	18(c)	26,890	24,462	3,884
Total liabilities		470,206	588,523	93,454

EQUITY

China Cord Blood Corporation shareholders' equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,140,147 shares issued and outstanding as of March 31, 2011 and 2012, respectively	16(a)	52	50	8
Additional paid-in capital		910,316	865,654	137,460
Accumulated other comprehensive (loss)/income		(18,580)	26,057	4,138
Retained earnings		178,993	310,973	49,380
Total equity attributable to China Cord Blood Corporation		1,070,781	1,202,734	190,986

Non-controlling interests		22,611	32,893	5,223

Total equity		1,093,392	1,235,627	196,209

Commitments and contingencies	25	-	-	-

Total liabilities and equity		1,563,598	1,824,150	289,663

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except share data)

		Year ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Revenues	17	261,536	339,532	380,490	60,419
Direct costs(a)		(65,730)	(77,376)	(86,658)	(13,761)
Gross profit		195,806	262,156	293,832	46,658

Operating expenses
Research and development(a)		(5,816)	(6,960)	(7,615)	(1,209)
Sales and marketing		(39,480)	(47,583)	(61,678)	(9,794)
General and administrative(a)		(53,317)	(83,794)	(89,696)	(14,243)
Total operating expenses		(98,613)	(138,337)	(158,989)	(25,246)

Operating income		97,193	123,819	134,843	21,412

Other (expense)/ income, net
Interest income		6,411	9,065	13,432	2,133
Interest expense	11	(2,431)	(2,606)	(3,287)	(522)
Foreign exchange (loss)/gain, net		(417)	486	(1,343)	(213)
Write-off of deferred reverse recapitalization costs	15	(21,566)	-	-	-
Dividend income	10	-	-	7,217	1,146
Other income		473	1,378	737	117
Total other (expense)/income, net		(17,530)	8,323	16,756	2,661

Income before income tax		79,663	132,142	151,599	24,073

Income tax expense	18(a)	(24,770)	(33,929)	(9,634)	(1,530)
Net income		54,893	98,213	141,965	22,543

Income attributable to redeemable non-controlling interests		(347)	-	-	-
Income attributable to other non-controlling interests		(5,369)	(6,510)	(9,985)	(1,586)
Net income attributable to China Cord Blood Corporation shareholders		49,177	91,703	131,980	20,957

Net income per share:	20
Attributable to ordinary shares
- Basic		0.82	1.31	1.79	0.28
- Diluted		0.78	1.31	1.79	0.28

Attributable to redeemable ordinary shares
- Basic		0.22	-	-	-
- Diluted		0.22	-	-	-

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		(510)	(12,674)	(1,653)	(262)
- Net unrealized gain in available-for-sale equity securities, net of nil tax		22,286	(7,748)	46,587	7,398
Comprehensive income		76,669	77,791	186,899	29,679

Comprehensive income attributable to redeemable non-controlling interests		(634)	-	-	-
Comprehensive income attributable to other non-controlling interests		(5,318)	(6,889)	(10,282)	(1,633)
Comprehensive income attributable to China Cord Blood Corporation shareholders		70,717	70,902	176,617	28,046

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (continued)

(Amounts expressed in thousands, except share data)

(a) Includes the following expenses resulting from transactions with related parties (see Note 21):

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Direct costs
- rental expenses	(1,498)	(720)	(720)	(114)

Research and development expenses
- rental expenses	-	(720)	(720)	(114)

General and administrative expenses
- rental expenses	(104)	-	-	-
- service fee	(552)	-	-	-

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
					Accumulated			Redeemable
		Share Capital		Additional	other		Non-	non-
		No. of		paid-in	comprehensive	Retained	controlling	controlling	Total
	Note	shares	Amount	capital	(loss)/income	earnings	interests	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2009		43,237,100	34	140,745	(19,319)	44,082	5,404	-	170,946
Net income		-	-	-	-	49,177	5,369	347	54,893
Other comprehensive income		-	-	-	21,540	-	(51)	287	21,776
Accretion to redeemable ordinary shares redemption value	14	-	-	-	-	(5,870)	-	-	(5,870)
Accretion to redeemable non-controlling interests	14	-	-	-	-	(99)	-	99	-
Effect of reverse recapitalization	16(a)	12,476,092	4	299,610	-	-	-	92,833	392,447
Issuance of shares upon exercise of share options	16(a)	3,573,314	3	39,741	-	-	-	-	39,744
Effect of share exchange with redeemable non-controlling interests	16(a)	3,506,136	2	93,564	-	-	-	(93,566)	-
Issuance of shares upon public offering	16(a)	3,305,786	2	120,514	-	-	-	-	120,516
Issuance of shares upon conversion of promissory note	16(a)	84,298	-	3,509	-	-	-	-	3,509
Issuance of shares upon exercise of overallotment options	16(a)	495,867	1	19,408	-	-	-	-	19,409
Issuance of shares upon exercise of warrants	16(a)	65,100	-	2,238	-	-	-	-	2,238
Balance as of March 31, 2010		66,743,693	46	719,329	2,221	87,290	10,722	-	819,608

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
					Accumulated
		Share Capital		Additional	other		Non-
		No. of		paid-in	comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	(loss)/income	earnings	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2010		66,743,693	46	719,329	2,221	87,290	10,722	819,608
Net income		-	-	-	-	91,703	6,510	98,213
Other comprehensive income		-	-	-	(20,801)	-	379	(20,422)
Issuance of shares upon exercise of warrants	16(a)	345,010	-	11,785	-	-	-	11,785
Repurchase and cancellation of shares	16(d)	(309,346)	-	(10,653)	-	-	-	(10,653)
Issuance of shares upon public offering	16(a)	7,000,000	5	189,856	-	-	-	189,861
Issuance of shares upon warrant exchange	16(a)	1,627,518	1	(1)	-	-	-	-
Contribution from non-controlling interests	1(b)	-	-	-	-	-	5,000	5,000
Balance as of March 31, 2011		75,406,875	52	910,316	(18,580)	178,993	22,611	1,093,392

Net income		-	-	-	-	131,980	9,985	141,965
Other comprehensive income		-	-	-	44,637	-	297	44,934
Repurchase and cancellation of shares	16(d)	(2,266,728)	(2)	(44,662)	-	-	-	(44,664)
Balance as of March 31, 2012		73,140,147	50	865,654	26,057	310,973	32,893	1,235,627

Balance as of March 31, 2012 - US$			$8	$137,460	$4,138	$49,380	$5,223	$196,209

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Operating activities:
Net income		54,893	98,213	141,965	22,543
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		851	(12)	(112)	(18)
Depreciation of property, plant and equipment	6	19,460	22,091	24,736	3,928
Amortization of intangible assets	8	971	1,384	4,621	734
Deferred income taxes	18(a)	(3,643)	(6,951)	(4,771)	(758)
Provision for doubtful accounts	3	8,805	25,018	12,588	1,999
Write-off of deferred reverse recapitalization costs	15	21,566	-	-	-

Changes in operating assets and liabilities:
Non-current prepayments		3,622	3,474	3,408	541
Accounts receivable		(105,504)	(105,149)	(27,482)	(4,364)
Inventories		(2,137)	(3,622)	(2,988)	(474)
Prepaid expenses and other receivables		(3,217)	2,960	(1,673)	(266)
Accounts payable		282	(364)	1,297	206
Accrued expenses and other payables		1,205	5,286	9,441	1,499
Deferred revenue		36,647	115,758	167,657	26,623
Other non-current liabilities		2,427	14,058	30,384	4,825
Amounts due to related party		360	(2,617)	-	-
Income tax payable		(223)	7,058	(5,213)	(828)
Net cash provided by operating activities		36,365	176,585	353,858	56,190

Investing activities:
Purchase of property, plant and equipment		(16,835)	(20,337)	(43,114)	(6,846)
Purchase of intangible assets		-	-	(80,188)	(12,734)
Deposit for acquisition of property, plant and equipment		(1,770)	(420)	-	-
Investment deposit		(140,317)	-	-	-
Proceeds from disposal of property, plant and equipment		73	88	357	57
Investment in available-for-sale equity securities		-	(13,245)	-	-
Net cash used in investing activities		(158,849)	(33,914)	(122,945)	(19,523)

Financing activities:
Repayment of bank loan		-	(45,000)	(45,000)	(7,146)
Proceeds from bank loan		45,000	45,000	45,000	7,146
Proceeds from issuance of shares upon exercise of share options	16(a)	39,744	-	-	-
Proceeds from issuance of shares upon public offering	16(a)	137,623	211,007	-	-
Proceeds from issuance of shares upon exercise of overallotment options	16(a)	20,627	-	-	-
Proceeds from issuance of shares upon exercise of warrants	16(a)	2,238	11,785	-	-
Payment of offering and reverse recapitalization costs		(4,804)	(19,053)	-	-
Payment for repurchase of shares	16(d)	-	(10,653)	(44,664)	(7,092)
Cash inflow from reserve recapitalization		1,965	-	-	-
Contribution from non-controlling interests		-	55	-	-
Net cash provided by/(used in) financing activities		242,393	193,141	(44,664)	(7,092)

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Effect of foreign currency exchange rate change on cash and cash equivalents		(480)	(5,260)	(3,325)	(528)

Net increase in cash and cash equivalents		119,429	330,552	182,924	29,047

Cash and cash equivalents at beginning of year		161,406	280,835	611,387	97,084

Cash and cash equivalents at end of year		280,835	611,387	794,311	126,131

Non-cash investing activities:
Payable for acquisition of cord blood bank operating right	12	-	82,124	-	-

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes		28,636	33,822	30,051	4,772
Cash refund during the year for income taxes		-	-	10,433	1,657
Cash paid for interest		2,395	2,643	3,287	522

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)	Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2012, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations. Cord blood banks in the PRC are required to possess a Blood Station Operation License. The licensing process for a cord blood bank is stringent and lengthy. The Ministry of Health of the PRC and the local Departments of Health have granted Blood Station Operation Licenses to cord blood banks that provide cord blood banking services. Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government. Seven cord blood banking licenses have been issued by the authorities as of March 31, 2012, of which the Company holds three. Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks. The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

(b)	Reorganization and reverse recapitalization

The Company was previously named Pantheon China Acquisition Corp. (“Pantheon”), a blank check company whose objective was to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business that has its principal operations located in the PRC, or control such operating business through contractual arrangements.

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

CCBS was incorporated in the Cayman Islands in January 2008 under the Cayman Islands Companies Law as an exempted company with limited liability. CCBS was incorporated as part of the reorganization of China Stem Cells Holdings Limited (“CSC Holdings”), which had two main operating subsidiaries in the PRC, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) at the time of reorganization.

Beijing Jiachenhong was established under the laws of the PRC in June 2001 as a domestic limited liability company. It became a Sino-Foreign Investment Enterprise in September 2003 and became a Wholly Foreign Owned Enterprise (“WFOE”) in March 2005. Beijing Jiachenhong is engaged in the provision of umbilical cord blood storage and ancillary services in the Beijing municipality, the PRC.

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

In December 2010, a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”), was established. The Group holds a 90% equity interest in Zhejiang Lukou through capital injection of RMB45,000, while the non-controlling shareholders contributed plant and equipment with fair value of RMB5,000 in return for the remaining 10% equity interests. In February, 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province, the PRC, from a third party at a consideration of US$12,500 (equivalent to RMB82,124 (Note 8)).

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

The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as non-controlling interests. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b)	Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the establishment of the selling prices of multiple deliverables in revenue arrangements, the estimation of direct costs for the provision of donated cord blood for transplantation and research, the useful lives of property, plant and equipment and intangible assets, the valuation of property, plant and equipment, intangible assets and investment securities, the valuation allowances for receivables and deferred tax assets and the realizability of inventories.

(c)	Foreign currency transactions and translation

The reporting currency of the Company is Renminbi (“RMB”).

The functional currency of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou is Renminbi (“RMB”) and that of the Company is United States dollars (“US$”). The functional currencies of subsidiaries of the Group outside the PRC are either US$ or Hong Kong dollars.

Transactions of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet date. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

Transactions of the Company and subsidiaries outside the PRC denominated in currencies other than their functional currencies are translated into their functional currencies at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into their functional currencies using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

Assets and liabilities of the Company and subsidiaries outside the PRC are translated into RMB using the exchange rate at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the year. The adjustments resulting from translation of financial statements of the Company and subsidiaries outside the PRC are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2012 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2975, being the spot exchange rate of U.S. dollars in effect on March 30, 2012 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2012 or at any other date.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2011 and 2012, cash and cash equivalents maintained in the PRC amounted to RMB500,877 and RMB765,689 (US$121,586), respectively. A majority of the Group’s cash and cash equivalents are denominated in U.S. dollars, Australian dollars, Renminbi and Hong Kong dollars as follows:

	March 31,
	2011	2012

U.S. dollars	12,571	82
Australian dollars	506	53
Renminbi	498,781	764,077
Hong Kong dollars	31,555	36,073

Cash and cash equivalents held at financial institutions located in the PRC are uninsured; cash held at financial institutions in Hong Kong are insured up to certain amount. Management believes that these major financial institutions have high credit ratings.

(e)	Investment securities

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such designations at each reporting date.

Trading and available-for-sale equity securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale equity securities are determined on a specific-identification basis. Where the fair value of an investment in equity securities is not readily determinable, the investment is stated at cost.

A decline in the market value of investment securities that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

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

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or market on a weighted-average basis, and recognized as direct costs when revenue is recognized upon shipment of the donated cord blood units. Cost comprises direct materials, direct labor and an allocation of production overheads. Inventories that are not expected to be realized within 12 months from the balance sheet date are classified as non-current assets.

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Shorter of the lease term or
Buildings	estimated useful lives of 37.5 years
Shorter of the lease term or
Leasehold improvements	estimated useful lives of 10 years
Machineries	5 – 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

No depreciation expense is provided in respect of construction-in-progress.

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

The Company did not capitalize any interest costs for the years ended March 31, 2010, 2011 and 2012.

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and expensed to direct costs upon shipment of the donated cord blood units.

(i)	Intangible assets

Intangible assets represent the operating rights to operate cord blood bank and are stated at the estimated fair value on the date of acquisition less accumulated amortization. Where payment for an operating right is non-deductible for tax purpose, the simultaneous equations method is used to record the assigned value of the asset and the related deferred tax liability, such that the carrying amount of the asset upon initial recognition less deferred tax liability recognized equals the amount paid for the asset. Amortization expenses are recognized on a straight-line basis over the estimated useful life of the operating rights of 30 years.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful life of the assets or the Group’s estimate that it will recover its carrying amount from future operations could change in the future.

(j)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2010, 2011 and 2012.

(k)	Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Group freezes the units and stores them in a cryogenic freezer. Under the cord blood processing and storage agreement (“Agreement”) signed with the customer, the Group charges separate processing fee and storage fees to the customer and such agreement typically provides for a storage period of eighteen years represented by successive one-year renewal periods. The Group also arranges an insurance policy for customers. The amount of storage fees include insurance premiums collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect of the insurance policy.

The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the Accounting Standards Codification ("ASC") 605-25, Revenue Recognition—Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13, Multiple-Deliverable Arrangements (“ASU 2009-13”), which was adopted by the Group in the fiscal year beginning April 1, 2011 on a prospective basis. The adoption of ASU 2009-13 did not have an impact on the consolidated financial statements, as the units of accounting, the allocation of the arrangement consideration to various units of accounting, and pattern and timing of revenue recognition did not change. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues are allocated to a delivered product or service when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

Pursuant to the Agreement, no penalty is charged to customers for early termination of the storage service.

The Group considers all reasonably available information to allocate the overall arrangement fee to processing and storage services based on their relative selling prices.

The Group recognizes processing fee revenue upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period.

During the three years ended March 31, 2010, 2011 and 2012, the Group offered its customers three payment options:

(i)	Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee in advance at the beginning of each one-year renewal period;

(ii)	Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and prepayment of storage fees for multiple periods; and

(iii)	Payment of the processing fee by installment over multiple periods and the annual storage fee in advance at the beginning of each one-year renewal period. The installment option includes an initial processing fee payment upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment for the consecutive periods, representing a surcharge to the total amount of processing fees payable under payment options (i) and (ii).

Under payment option (iii), installments due for payment beyond one year are classified as non-current accounts receivable. The incremental processing fee payable by customers under the installment plan is recognized as interest income using the effective interest method.

The recognition of storage revenue is ceased when the collectability of the storage fees from the customers is not reasonably assured due to delinquency of payment by the customers.

In the PRC, business tax at a general rate of 5% on the invoice amount is collected on behalf of tax authorities in respect of the services rendered. Revenue is stated net of business tax.

(l)	Research and development costs

Research and development costs are incurred for research activities conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. They also include research expenses on the use of cord blood stem cells in different medical treatments. Research and development costs of RMB5,816, RMB6,960 and RMB7,615 (US$1,209) for the years ended March 31, 2010, 2011 and 2012, respectively, were expensed as incurred.

(m)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses in the consolidated statements of comprehensive income amounted to RMB9,520, RMB10,590 and RMB12,460 (US$1,979) for the years ended March 31, 2010, 2011 and 2012, respectively.

(n)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of comprehensive income when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(o)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

The Group recognizes in the consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

(p)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims that relate to a wide range of matters, including, among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for product liability claims.

(q)	Earnings per share

For the years ended March 31, 2011 and 2012, basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the year ended March 31, 2010, basic earnings per ordinary share was computed by dividing net income attributable to ordinary shareholders after adjusting for the accretion to redemption value of redeemable non-controlling interests by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income was allocated between ordinary shares and redeemable ordinary shares of the Company for the period presented based on participating rights in undistributed earnings. Increases in the carrying amount of redeemable ordinary shares were reflected as earnings to holders of redeemable ordinary shares.

Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of the ordinary shares issuable upon the exercise of outstanding share options by applying the treasury stock method. Dilutive potential ordinary shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

(r)	Share option plan

The Group recognizes share-based payments as compensation cost and measures such cost based on the grant date fair value of the award using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

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

The Group has one operating segment, as defined by ASC 280, Segment Reporting, which is processing and storage of cord blood units. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(t)	Fair value measurement

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See Note 23 to the consolidated financial statements.

(u)	Recently issued accounting standards

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): "Presentation of Comprehensive Income", which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company early adopted ASU 2011-05 in the year ended March 31, 2012 by presenting items of net income and OCI in one continuous statement, consolidated statements of comprehensive income. The Company did not have any reclassification adjustment for each component of OCI in the years presented in the consolidated statements of comprehensive income.

3	Accounts receivable, net

(a)	Accounts receivable consist of the following:

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Accounts receivable	358,310	385,792	61,261
Less: Allowance for doubtful accounts	(39,956)	(52,544)	(8,344)
Total accounts receivable, net	318,354	333,248	52,917

Representing:

Current portion:
- processing fees	60,550	49,731	7,897
- storage fees	15,861	28,404	4,510
- others	991	877	139
	77,402	79,012	12,546
Non-current portion:
- processing fees	240,952	254,236	40,371
Total accounts receivable, net	318,354	333,248	52,917

Non-current gross accounts receivable as of March 31, 2012 are due for payment as follows:

	March 31, 2012
	RMB	US$
Fiscal years ending March 31,
2014	30,234	4,801
2015	29,924	4,752
2016	28,991	4,604
2017	25,840	4,103
2018 and thereafter	177,875	28,245
	292,864	46,505

(b)	An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Balance at beginning of year	8,392	17,197	39,956	6,345
Charged to provisions for doubtful accounts	8,805	25,018	12,588	1,999
Write-off charged against the allowance for the year	-	(2,259)	-	-
Balance at end of year	17,197	39,956	52,544	8,344

The Group continuously monitors the recoverability of the accounts receivable, the credit quality of such receivables, the effectiveness and the efficiency of its collection efforts. During the year ended March 31, 2011, the Group sold RMB11,998 of its accounts receivable to a third party for a consideration of RMB10,006, satisfied in cash. Pursuant to the agreement, the receivables were transferred without recourse. The sale of the receivables was accounted for under ASC 860, Transfers and Servicing. Under that guidance, receivables were considered sold since they were legally isolated from the Company and its creditors even in the event of bankruptcy or other receivership, the purchaser has the unconstrained right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables.

4	Inventories

Inventories consist of the following:

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Current portion:
- consumables and supplies	6,729	6,666	1,059

Non-current portion:
- processing costs capitalized in donated umbilical cord blood	31,600	34,651	5,502
Total current and non-current inventories	38,329	41,317	6,561

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories has been made as of March 31, 2010, 2011 and 2012.

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Prepaid expenses	8,823	10,064	1,597
Other receivables	1,159	1,497	239
Total prepaid expenses and other receivables	9,982	11,561	1,836

Other receivables mainly include advance payments to employees and rental deposits.

6	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Buildings	150,181	150,181	23,848
Leasehold improvements	42,715	42,783	6,794
Machineries	68,167	86,395	13,719
Motor vehicles	6,071	8,939	1,419
Furniture, fixtures and office equipment	23,098	27,500	4,367
Construction-in-progress	20,874	37,010	5,877
	311,106	352,808	56,024
Less: Accumulated depreciation	(60,758)	(84,946)	(13,489)
Total property, plant and equipment, net	250,348	267,862	42,535

To support the Group’s ongoing expansion, the Group made prepayments of RMB25,000 (US$3,970) in March 2012 to a third party for the purchase a property and its associated land use right in Guangdong province, and included such prepayments in construction-in-progress as of March 31, 2012. Pursuant to the final purchase contract dated June 28, 2012, the total purchase price of the property and land use right is RMB100 million. The remaining RMB75,000 was fully paid as of June 30, 2012.

In addition, construction-in-progress also includes capital expenditure in respect of the construction of cord blood storage facilities in Beijing municipality and Guangdong province.

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Direct costs	12,057	11,790	13,481	2,141
Research and development	1,748	2,933	3,212	510
Sales and marketing	1,437	1,679	1,803	286
General and administrative	4,218	5,689	6,240	991
Total depreciation expense	19,460	22,091	24,736	3,928

As of March 31, 2011 and 2012, buildings with carrying value of RMB135,967 and RMB128,890 (US$20,467) were collateralized to bank for short-term bank loan of RMB45,000 (US$7,146) (Note 11).

7	Non-current prepayments

Non-current prepayments consist of the following:

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Prepaid property rental	5,151	1,647	262
Deposit for machineries purchase	601	1,216	193
Total non-current prepayments	5,752	2,863	455

8	Intangible assets, net

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	22,012
Less: Accumulated amortization	(4,216)	(8,837)	(1,402)
Total intangible assets, net	134,412	129,791	20,610

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$154) for the years ended March 31, 2010, 2011 and 2012, respectively. The operating right is subject to renewal and the next renewal is due in May 2015.

On February 18, 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124) which was fully settled in August 2011. Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 18(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB413 and RMB3,650 (US$580) for the years ended March 31, 2011 and 2012, respectively. The operating right is subject to renewal and the next renewal is due in September 2013.

The Group determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Group’s renewal period with the provincial governmental authorities generally is for a period of three-years. The Group has historically renewed cord blood bank operating rights without incurring any significant costs. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating right to be constrained. In addition, the Group expects the effect of obsolescence, demand, competition, and other economic factors to be minimal.

The Group engaged independent third party valuation firms in determining the fair values of the cord blood bank operating rights during acquisitions. The fair values of the cord blood bank operating rights were determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The periods of expected cash flows used to measure the fair values of the cord blood bank operating rights were thirty years. Without evidence to the contrary, the Group expects that the cord blood bank operating rights will be renewed at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in light of the absence any other of the entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years.

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years afterwards are:

	March 31, 2012
	RMB	US$
Fiscal years ending March 31,
2013	4,621	734
2014	4,621	734
2015	4,621	734
2016	4,621	734
2017 and thereafter	111,307	17,674
Total amortization expenses	129,791	20,610

9	Available-for-sale equity securities

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Cordlife Limited - listed on Australian Securities Exchange	52,733	8,795	1,397
Cordlife Group Limited - listed on Singapore Exchange	-	89,404	14,196
Total listed equity securities, at market	52,733	98,199	15,593

During the year ended March 31, 2008, the Group acquired 11,730,000 ordinary shares of Cordlife Limited (“CBB”) at a total cost of RMB53,699. CBB is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, and is listed on the Australian Securities Exchange.

During the year ended March 31, 2009, the Group acquired an additional 5,795,000 ordinary shares of CBB at a total cost of RMB11,172, satisfied in cash. The acquisition of additional ordinary shares led to an increase in the Group’s equity interest in CBB from 12.9% as of March 31, 2008 to 18.9% as of March 31, 2009. The Group’s equity interest in CBB was diluted to 16.3% as of March 31, 2010 due to the issuance of additional shares by CBB during the year ended March 31, 2010.

During the year ended March 31, 2011, the Company subscribed for 6,841,666 shares of CBB at a total cost of RMB13,245, satisfied in cash. As a result, the Group held 24,366,666 ordinary shares of CBB, representing a 16.8% equity interest as of March 31, 2011. The Group’s equity interest in CBB was diluted to 16.1% as a result of the exercise of employees’ share options of CBB during the period from March 31, 2011 to the time when the capital reduction occurred on June 30, 2011.

On June 16, 2011, the shareholders of CBB approved a capital reduction by way of distribution in specie. The scheme involved a spin off of Cordlife Pte Ltd from CBB, and the shares of Cordlife Pte Ltd were distributed to the then shareholders of CBB on a pro rata basis. The restructuring and distribution in specie were completed and effective on June 30, 2011. After the restructuring of CBB as of June 30, 2011, the Group owned a total of 24,366,666 shares, representing a 16.1% equity interest in each of CBB and Cordlife Pte Ltd, respectively. The Group’s investments in CBB upon the completion of restructuring were recognized as two separate investments consisting of CBB and Cordlife Pte Ltd. The capital reduction or the distribution in specie by CBB did not constitute a sale of available-for-sale equity securities. The cost of both investments was based on their respective estimated fair values as of the restructuring date and adjusted by the unrealized holding gains of CBB recorded in accumulated other comprehensive income on pro rata basis. After the restructuring, Cordlife Pte Ltd was a private company, whose shares did not have a readily determinable fair value. The investment in Cordlife Pte Ltd was therefore accounted for by the cost method under ASC 325-20, before its listing on Singapore Exchange on March 29, 2012.

In connection with a proposed listing on the Singapore Exchange, Cordlife Pte Ltd changed its name to Cordlife Group Limited (“CGL”). On March 29, 2012, CGL was listed on the Singapore Exchange. Upon the listing of CGL, the Group’s equity interests in both CGL and CBB were diluted to 10.5% and 14.1% respectively as a result of new shares issued in the public offering of CGL and the exercise of options issued by CBB to other third parties. Upon CGL’s listing on March 29, 2012, the Group accounted for its investment in CGL at fair value.

As of March 31, 2012, the Group held 24,366,666 ordinary shares in both CBB and CGL, representing a 14.1% and 10.5% equity interest in CBB and CGL, respectively.

As of March 31, 2012, the cost basis of the available-for-sale equity securities was RMB40,690 (US$6,461) and total unrealized net holding losses for securities and total unrealized net holding gains for securities in accumulated other comprehensive income were RMB2,573 (US$409) and RMB68,505 (US$10,878), respectively. The total aggregate fair values were RMB106,622 (US$16,930) as of March 31, 2012. As of March 31, 2011, the cost basis of the available-for-sale equity security was RMB40,690 and total unrealized net holding gains for securities in accumulated other comprehensive income were RMB19,345. The aggregate fair value was RMB60,035 as of March 31, 2011.

The available-for-sale equity securities are held by a subsidiary whose functional currency is Hong Kong dollars. Both securities are traded in a foreign market. The fair values are based on the current market values of the securities and the current exchange rates between Hong Kong dollars and Australia dollars or Singapore dollar, as applicable. Both investments are translated into RMB, the Group’s reporting currency, using the exchange rate at the balance sheet dates.

The Group determined that the decline in market value of CBB for the year ended March 31, 2012 was temporary and therefore no impairment loss was recognized. As of March 31, 2011 and 2012, total other-than-temporary impairment of RMB37,426 had been recognized in earnings.

10	Other investment

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Unlisted equity securities, at cost	134,363	134,363	21,336

On May 5, 2010, the Group completed its acquisition of 19.92% equity interest of Shandong Province Qilu Stem Cell Engineering Co., Ltd. (“Qilu Stem Cell”), which operates a cord blood bank in the Shandong province, the PRC. The Group does not have significant influence over the financial and operating decisions of Qilu Stem Cell. The investment is stated at cost as the equity securities do not have a readily determinable fair value. Dividend declared and paid by Qilu Stem Cell during the year ended March 31, 2012 of RMB7,217 (US$1,146) was recognized in other income.

11	Bank loan

	March 31,
Lender	2011	2012	2012
	RMB	RMB	US$

Hua Xia Bank	45,000	45,000	7,146

During the year ended March 31, 2010, the Group entered into a loan agreement with a commercial bank in the PRC for the term of one year. During the years ended March 31, 2011 and 2012, the Group repaid the bank loan in full upon its maturity and entered into a new loan agreement with the commercial bank for the term of one year. The loans bear a floating interest rate at 110% (2011: 110%) of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. As of March 31, 2012, the bank loan bears interest at 7.216% (2011: 6.666%) per annum.

The bank loans are denominated in RMB and are collateralized by certain buildings of the Group with carrying value of RMB135,967 and RMB128,890 (US$20,467) as of March 31, 2011 and 2012, respectively. The bank loan has been repaid in full upon maturity on June 27, 2012.

Interest expense relating to the bank loans were recognized as follows:

Loan period	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

April 28, 2009 to April 27, 2010	2,431	196	-	-
May 11, 2010 to May 11, 2011	-	2,410	434	69
June 27, 2011 to June 27, 2012	-	-	2,853	453
Total interest expense	2,431	2,606	3,287	522

12	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2011	2012	2012
		RMB	RMB	US$

Insurance premiums received on behalf of insurance company	(i)	3,724	4,003	636
Other taxes payables		2,285	2,648	420
Accrued salaries, bonus and welfare expenses		5,821	7,030	1,117
Accrued consultancy and professional fees		2,135	8,311	1,320
Payable for acquisition of cord blood bank operating right	(ii)	82,124	-	-
Other payables	(iii)	10,642	11,359	1,803
Total accrued expenses and other payables		106,731	33,351	5,296

Notes:

(i)	The Group has an agreement with an insurance company under which the Group is granted the authority to receive insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled to the insurance scheme offered by the insurance company.

(ii)	The payable for the acquisition of the cord blood bank operating right of US$12,500 (equivalent to RMB82,124 as of March 31, 2011) represents the amount incurred in connection with the acquisition of the cord blood bank operating right in the Zhejiang province, the PRC (Note 8). The amount was fully paid in August 2011.

(iii)	Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage and other operating procurement payables.

13	Deferred revenue

(a)	Deferred revenue consists of the following:

	March 31,
	2011	2012	2012
	RMB	RMB	US$

Prepayments by customers prior to completion of cord blood processing services	45,517	51,610	8,195
Unearned storage fees	199,470	361,034	57,331
Total current and non-current deferred revenue	244,987	412,644	65,526

Representing:
Current portion	82,319	106,110	16,850
Non-current portion	162,668	306,534	48,676
Total current and non-current deferred revenue	244,987	412,644	65,526

(b)	An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Balance at beginning of year	89,177	116,870	199,470	31,674
Deferred revenue arising from new customers	76,042	153,505	260,531	41,372
Credited to income	(48,349)	(70,905)	(98,967)	(15,715)
Balance at end of year	116,870	199,470	361,034	57,331

14	Redeemable ordinary shares of CCBS and redeemable non-controlling interests

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

Details of the redeemable ordinary shares issued (with number of shares retroactively restated) are as follows:

	November 22,	May 15,
Date of issuance	2006	2007

Number of redeemable ordinary shares	8,647,420	5,966,720
Subscription price per share - US$	$2.26	$3.84
Net proceeds received
- RMB	154,907	176,491
- US$	$19,568	$22,934

Under the terms of the Subscription Agreements, holders of the redeemable ordinary shares had the right to require CSC Holdings to redeem the shares if a “qualified IPO” had not occurred. For redeemable ordinary shares issued on November 22, 2006, a qualified IPO was defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 24 months from the date of share issuance that valued CSC Holdings at no less than US$240,000 immediately prior to the initial public offering. For the redeemable shares issued on May 15, 2007, a qualified IPO was defined as an initial public offering of CSC Holdings’ shares on a recognized stock exchange within 20 months from the date of share issuance that valued CSC Holdings at no less than US$400,000 immediately prior to the initial public offering. In the event of a redemption under this right, CSC Holdings is to redeem the shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at an uncompounded annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid.

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

The accretion to the redemption value (net of related foreign exchange credits for the three months ended June 30, 2010 of RMB871) is reflected as a charge against retained earnings as follows:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Redeemable ordinary share issued on:
- November 22, 2006	2,746	-	-	-
- May 15, 2007	3,124	-	-	-
Total accretion to redemption value	5,870	-	-	-

Upon completion of the Share Exchange on June 30, 2009 (Note 1(b)), the Participating Shareholders who held redeemable ordinary shares of CCBS exchanged such redeemable shares for 11,108,004 ordinary shares of the Company, which carry no redemption rights. The carrying value of redeemable ordinary shares held by the Participating Shareholders of RMB299,614 upon the completion of such exchange was reclassified to the Company’s share capital of RMB4 and additional paid-in capital of RMB299,610. The carrying value of the remaining redeemable shares of CCBS of RMB92,833 which represented a 6.06% equity interest in CCBS and carried redemption rights, was reclassified as redeemable non-controlling interests upon completion of such exchange.

Movements of the carrying value of redeemable ordinary shares of CCBS are as follows:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Balance at beginning of year	386,577	-	-	-
Accretion to redemption value	5,870	-	-	-
Reclassified as permanent equity upon completion of Share Exchange	(299,614)	-	-	-
Reclassified as redeemable non-controlling interests upon completion of Share Exchange	(92,833)	-	-	-
Balance at end of year	-	-	-	-

Redeemable non-controlling interests are stated at the higher of the non-controlling interests’ share of the Group’s net assets and their redemption value. The accretion to the redemption value of RMB99 for the year ended March 31, 2010 was reflected as a charge against retained earnings.

In August 2009, the Non-Participating Shareholders exchanged all remaining redeemable ordinary shares of CCBS for 3,506,136 ordinary shares of the Company, which carry no redemption rights. The carrying value of the redeemable non-controlling interests held by the Non-Participating Shareholders of RMB93,566 upon the completion of such exchange was reclassified to the Company’s share capital of RMB2 and additional paid-in capital of RMB93,564.

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

Subsequent to the Share Exchange, all outstanding share options of the Company were exercised for 3,573,314 ordinary shares of the Company at a total exercise price of RMB39,744 (Note 19(a)).

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

Prior to the completion of the Share Exchange, Pantheon issued a promissory note with principal amount of US$510,000 to EarlyBirdCapital, Inc. (“EBC”), the representative of Pantheon’s underwriters in its Initial Public Offering in December 2006, as settlement of payable for services rendered. The promissory note bore no interest and had a maturity on June 29, 2010 but the Company could voluntarily repay the note any time prior to March 29, 2010. The note was automatically converted into 84,298 ordinary shares upon the completion of the public offering as the Company completed a U.S. registered offering for ordinary shares raising gross proceeds of more than US$10,000 prior to the maturity date of the promissory note.

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

During the year ended March 31, 2011, a total of 345,010 ordinary shares were issued by the Company upon the exercise of warrants (see Note 16(c)(i)), a total of 1,627,518 ordinary shares were issued upon the completion of the Warrant Exchange (see Notes 16(c)(i) and 16(c)(ii)) and 309,346 ordinary shares were repurchased and cancelled under the share repurchase program (see Note 16(d)).

In November 2010, the Company completed a secondary offering of 7,000,000 ordinary shares at an offering price of US$4.50 per share and net proceeds of RMB189,861 were raised. As a result of the above transactions, the Company had 75,406,875 shares outstanding as of March 31, 2011.

During the year ended March 31, 2012, 2,266,728 ordinary shares were repurchased and cancelled under the share repurchase program (see Note 16(d)) and as a result the Company had 73,140,147 shares outstanding as of March 31, 2012.

(b)	Statutory reserves

According to PRC rules and regulations and their Articles of Association, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to transfer 10% of net income, as determined in accordance with the relevant financial regulations established by the Ministry of Finance of the PRC (“PRC GAAP”), to a statutory surplus reserve until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Transfers of RMB10,537, RMB12,178 and RMB17,656 (US$2,804) have been made to the statutory surplus reserve by Beijing Jiachenhong and Guangzhou Nuoya for the years ended March 31, 2010, 2011 and 2012, respectively. Accumulated statutory surplus reserve as of March 31, 2011 and 2012 amounted to RMB37,785 and RMB55,441 (US$8,804), respectively. Zhejiang Lukou was not yet profitable up to 2012 after its establishment, and no surplus reserve was made accordingly.

(c)	Warrants and options

The Company had the following warrants and options in issue during the years ended March 31, 2010, 2011 and 2012.

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

In connection with its Initial Public Offering, the Company also issued an option for US$0.1 to EBC to purchase 500,000 Units at an exercise price of US$6.60 per Unit prior to its expiry on December 13, 2011. The Units issuable upon exercise of the option were identical to the Units sold in the Initial Public Offering. The option could be exercised for cash or on a cashless basis at the holders’ option, such that the holder could use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the Units and underlying securities) to exercise the option without paying cash. However, the Company had no obligation to net cash settle the exercise of the option or the warrants underlying the option. The holder of the option was entitled to exercise the option or the warrants underlying the option unless a registration statement covering the securities underlying the option is declared effective or an exemption from registration was available. If the holder was unable to exercise the option or the underlying warrants, the option or warrants, as applicable, expired worthless. The warrants underlying the option were exercisable at the same price and had the same expiry date as of December 13, 2010 as the IPO Warrants. As of March 31, 2012, the option had not been exercised and expired.

(d)	Share repurchase program

On September 15, 2010, the Group announced the authorization of a share repurchase program under which the Company was entitled to repurchase up to US$15 million of its outstanding ordinary shares. Pursuant to this program, the Company was entitled to repurchase its shares for a period of one year commencing on September 15, 2010 in the open market at prevailing market prices or in block trades. On August 3, 2011, the Board of Directors approved the extension of the program for 12 months until August 2, 2012.

During the years ended March 31, 2011 and 2012, the Company repurchased and cancelled 309,346 and 2,266,728 ordinary shares at a total cost of RMB10,653 and RMB44,664 (US$7,092), respectively. Shares repurchased by the Company are required to be cancelled under the Companies Law of the Cayman Islands. The excess of the repurchase price over par value of RMB10,653 and RMB44,662 (US$7,092) was charged to additional paid-in capital for the years ended March 31, 2011 and 2012, respectively.

17	Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood storage and ancillary services.

In view of the fact that the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Cord blood processing fees	211,860	266,554	279,481	44,380
Cord blood storage fees	48,349	70,905	98,967	15,715
Fee derived from the provision of donated cord blood for transplantation and research	1,327	2,073	2,042	324
Total revenues	261,536	339,532	380,490	60,419

18	Income tax

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2010, 2011 and 2012. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”), which revised the PRC statutory income tax rate to 25% effective on January 1, 2008. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

The new tax law and its relevant regulations provide a five-year transition period for Beijing Jiachenhong which was established before March 16, 2007 and entitled to a preferential income tax rate of 15% under the then effective tax laws or regulations. The transitional tax rates are, 20%, 22%, 24% and 25% for calendar years 2009, 2010, 2011 and 2012 onwards, respectively. In addition, entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. Because of its HNTE status, Beijing Jiachenhong was entitled to the reduced tax rate of 15% from January 1, 2008 to December 31, 2010. In February 2012, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. Upon the expiry of HNTE certificate, the tax rate applied to Beijing Jiachenhong would be 25%.

In June 2011, Guangzhou Nuoya received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. As a result, Guangzhou Nuoya received a tax refund in the year ending March 31, 2012, amounting to RMB10,433 (US$1,657) in relation to overpaid income tax for the period from January 2010 to December 2010. Upon the expiry of HNTE certificate, the tax rate applied to Guangzhou Nuoya would be 25%.

The new tax law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. The Company has not provided for income taxes on such accumulated earnings of its PRC subsidiaries as of March 31, 2012 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2012, such unremitted earnings that may be subject to the withholding tax amounted to RMB432,718 (US$68,713) and the related unrecognized deferred tax liability was RMB43,272 (US$6,871).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

The PRC	116,796	155,652	179,654	28,528
Non-PRC	(37,133)	(23,510)	(28,055)	(4,455)
Income before income tax expense	79,663	132,142	151,599	24,073

(a)	Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Current tax expense	28,413	40,880	14,405	2,288
Deferred tax benefit	(3,643)	(6,951)	(4,771)	(758)
Total income tax expense	24,770	33,929	9,634	1,530

(b)	Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Year ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Income before income tax expense	79,663	132,142	151,599	24,073

Computed "expected" tax expense	19,916	33,036	37,900	6,018
Non-PRC entities not subject to income tax	9,283	5,878	7,014	1,114
Non-taxable income	-	-	(1,804)	(286)
Effect of change in tax rates	-	-	(14,674)	(2,330)
Tax rate differential, preferential rate	(4,488)	(4,865)	(19,779)	(3,141)
Others	59	(120)	977	155
Actual income tax expense	24,770	33,929	9,634	1,530

(c)	Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	4,069	4,413	701
Non-current accounts receivable	5,407	7,050	1,119
Property, plant and equipment	1,236	1,824	290
Inventories	2,378	2,343	372
Tax loss	381	1,896	301
Others	1,304	855	136
Net deferred tax assets	14,775	18,381	2,919

Deferred tax liabilities:
Deferred revenue	(124)	(115)	(18)
Intangible assets	(33,603)	(32,447)	(5,152)
Deferred tax liabilities	(33,727)	(32,562)	(5,170)

Net deferred tax liabilities	(18,952)	(14,181)	(2,251)

Classification on consolidated balance sheets
Current deferred tax assets	5,373	5,268	837
Non-current deferred tax assets	2,565	5,013	796
Non-current deferred tax liabilities	(26,890)	(24,462)	(3,884)
Net deferred tax liabilities	(18,952)	(14,181)	(2,251)

Tax loss carryforwards of the Group’s PRC subsidiary amounted to RMB7,585 (US$1,204) as of March 31, 2012, of which RMB5,887 (US$935) and RMB1,698 (US$269) will expire if unused by December 31, 2016 and 2017, respectively.

For the years ended March 31, 2010, 2011 and 2012, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2006 to 2011 are open to examination by the PRC state and local tax authorities.

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

(b)	Restricted Share Unit scheme of the Company

The Restricted Share Unit scheme was approved by the shareholders of the Company and adopted on February 18, 2011, with a mandate limit of granting rights to receive ordinary shares not exceeding 10% of the Company’s issued and outstanding share capital, to directors, officers, employees and/or consultants of the Group. Since no awards have been granted as of March 31, 2011 and 2012, no compensation expense has been recognized for the years ended March 31, 2011 and 2012.

20	Net income per share

The following table sets forth the computation of basic net income per share:

		Year ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Numerator for basic net income per share:
Net income attributable to the parent entity		49,177	91,703	131,980	20,957
Accretion to redemption value of redeemable non-controlling interests	14	(99)	-	-	-
Adjusted net income attributable to the parent entity		49,078	91,703	131,980	20,957
Accretion to redeemable ordinary shares redemption value	14	(5,870)	-	-	-
Net income attributable to ordinary shareholders		43,208	91,703	131,980	20,957

Allocation of undistributed income:
- ordinary shares		48,273	91,703	131,980	20,957
- redeemable ordinary shares	(i)	(5,065)	-	-	-
		43,208	91,703	131,980	20,957

Allocation of net income (numerator):
- ordinary shares		48,273	91,703	131,980	20,957
- redeemable ordinary shares		805	-	-	-
		49,078	91,703	131,980	20,957

Denominator (weighted average):
- ordinary shares		58,854,605	70,083,876	73,897,177
- redeemable ordinary shares	(i)	3,643,525	-	-
		62,498,130	70,083,876	73,897,177

Basic net income per share:
- ordinary shares		0.82	1.31	1.79	0.28
- redeemable ordinary shares		0.22	-	-	-

The following table sets forth the computation of diluted net income per share:

		Year ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Numerator for diluted net income per share:
Allocation of undistributed income
- ordinary shares		48,251	91,703	131,980	20,957
- redeemable ordinary shares		(5,043)	-	-	-
		43,208	91,703	131,980	20,957

Allocation of net income (numerator):
- ordinary shares		48,251	91,703	131,980	20,957
- redeemable ordinary shares		827	-	-	-
		49,078	91,703	131,980	20,957

Denominator (weighted average) - ordinary shares
Basic weighted average number of ordinary shares outstanding		58,854,605	70,083,876	73,897,177
Effect of dilutive options	(ii)	3,180,716	-	-
Diluted weighted average number of ordinary shares outstanding		62,035,321	70,083,876	73,897,177

Denominator (weighted average) - redeemable ordinary shares
Basic and Diluted weighted average number of redeemable ordinary shares outstanding	(i)(ii)	3,643,525	-	-
		65,678,846	70,083,876	73,897,177
Diluted net income per share:
- ordinary shares		0.78	1.31	1.79	0.28
- redeemable ordinary shares		0.22	-	-	-

Notes:

(i)	The redeemable ordinary shares were only outstanding for periods prior to the Share Exchange on June 30, 2009 and the net income per share attributable to those shares for the year ended March 31, 2010 reflects their share of net income in the three months ended June 30, 2009 when they were outstanding.

(ii)	During the year ended March 31, 2010, the Company had dilutive potential ordinary shares representing shares issuable upon exercise of the 13,518,234 warrants (see Notes 16(c)(i) and 16(c)(ii)) and an option to purchase the Company’s Units (see Note 16(c)(iii)).

During the year ended March 31, 2011 and 2012, the Company had dilutive potential ordinary shares of 500,000 representing shares issuable upon exercise of an option to purchase the Company’s Units (see Note 16(c)(iii)). Such diluted potential ordinary shares are excluded from diluted net income per share computation because the exercise price of options exceeded the average price of the Company’s ordinary shares during the years. The option expired on December 13, 2011.

21	Related party transactions

For the years presented, the principal related party transactions and amounts due to related party are summarized as follows:

		Year ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,602	1,440	1,440	228
Service fee	(ii)	552	-	-	-

		March 31,
	Note	2011	2012	2012
		RMB	RMB	US$

Current liabilities
Amounts due to related party	(i)	360	360	57

Notes:

(i)	During the years ended March 31, 2010, 2011 and 2012, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of a non-controlling shareholder leased a property to the Group under an operating lease. The monthly rental was RMB174 and renewed at a monthly rental of RMB120 (US$19) effective from July 2009. The lease runs for a period of 5.5 years expiring in December 2014 and does not include contingent rentals.

(ii)	During the year ended March 31, 2010, Golden Meditech Holdings Limited, a shareholder, provided administrative services to the Group, at a monthly service fee of RMB184 during the three month period ended June 30, 2009.

22	Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau. The total amount of contributions of RMB5,664, RMB7,107 and RMB9,682 (US$1,537) for the years ended March 31, 2010, 2011 and 2012, respectively, was charged to expense in the consolidated statements of comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

23	Fair value measurements

The Group determined the fair values of trading securities and available-for-sale equity securities (Note 9) using quoted market prices based on the last trading value as of March 31, 2011 and 2012.

The carrying values of the Group’s other financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other receivables/payables, amounts due to related party, and short-term bank loan, approximate their respective fair values due to the short-term nature of these instruments.

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

The Group purchases raw materials from a few major suppliers which are located in the PRC. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Year ended March 31,
Supplier	2010		2011		2012		2012
	RMB	%	RMB	%	RMB	%	US$	%

Beijing Zhu You Ying Kang Technology Development Co., Ltd.	4,973	19	7,562	22	8,340	25	1,324	25
Hangzhou Baitong Biological Technology Co., Ltd.	5,192	19	6,224	18	5,490	16	872	16
Fenwal Dahua Pharmaceutical Technology (Shanghai) Co., Ltd.	7,340	27	5,617	16	-	-	-	-
Beijing Probe Biological Technology Co., Ltd.	3,336	12	3,463	10	3,389	10	538	10
Shanghai Qiangzhi Biological Technology Co., Ltd.	-	-	-	-	3,619	11	575	11
Total	20,841	77	22,866	66	20,838	62	3,309	62

Accounts payable due to major suppliers representing more than 10% of outstanding accounts payable as of the respective year end were as follows:

	March 31,
Supplier	2011		2012		2012
	RMB	%	RMB	%	US$	%

Beijing Zhu You Ying Kang Technology Development Co., Ltd.	737	15	-	-	-	-

25	Commitments and contingencies

(a)	Operating lease commitments

For the years ended March 31, 2010, 2011 and 2012, total rental expenses for obligations under operating leases were RMB5,832, RMB5,594 and RMB7,205 (US$1,144), respectively.

As of March 31, 2012, the total future minimum payments under non-cancellable operating leases are as follows:

	March 31, 2012
	RMB	US$

Fiscal years ending March 31,
2013	6,714	1,066
2014	6,370	1,012
2015	5,232	831
2016	3,757	597
2017	3,730	592
2018 and thereafter	42,791	6,795
Total payments	68,594	10,893

(b)	Contractual commitments

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. Commitments as of March 31, 2012 under this agreement amount to RMB2,000 (US$318) (2011: RMB2,000).

In June 2006, the Group entered into a co-operation agreement with the Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank, in return for a fixed annual advisory fee of RMB2,000 (US$318). The agreement has a term of twenty years commencing in October 2006.

In November 2009, Guangzhou Nuoya entered into a co-operation agreement with the Guangdong Women and Babies Medical Center (“GWBM”). Pursuant to the agreement, GWBM provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,000 (US$318). The agreement has a term of twenty years commencing in November 2009.

In December 2010, Zhejiang Lukou entered into a co-operation agreement with the Zhejiang Provincial Blood Center ("ZPBC"). Pursuant to the agreement, ZPBC provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,000 (US$318). The agreement has a term of three years commencing in February 2011.

As of March 31, 2012, the total future minimum payments under the co-operation agreements are as follows:

	March 31, 2012
	RMB	US$

Fiscal years ending March 31,
2013	6,000	953
2014	5,770	916
2015	4,000	635
2016	4,000	635
2017	4,000	635
2018 and thereafter	44,167	7,013
Total payments	67,937	10,787

26	Subsequent events

(a)	Subsequent to the year end and up to July 31, 2012, the Group has repurchased 3,191,044 ordinary shares for a total consideration of RMB54,933 (US$8,723).

(b)	On April 27, 2012 the Company completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes (“the Notes”), which are convertible into ordinary shares at a conversion price of $2.838 per share to KKR China Healthcare Investment Limited (“KKRCHIL”). The Notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at the Company’s option. The outstanding principal of the Notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the Notes at the rate of 7% per annum. On the maturity date, the Company is obligated to pay a redemption amount calculated to provide a 12% internal rate of return on the unconverted portion of the Notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the Notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum.

The Notes holder has the right to require the Company to redeem all or any portion of the Notes upon occurrence of events of default. Such events of default under the Notes include suspension from trading or failure of the Company’s ordinary shares to be listed over certain periods (subject to certain exceptions), failure to deliver ordinary shares upon conversion, or failure to pay principal or interests to holders within certain periods when its due, bankruptcy, materially breaches of any covenants or terms in the Notes, any indebtedness of the Group and any final judgement or judgement against the Group exceed certain amount, and any other event or events could be expected to have material adverse effects to the Group.

Additional payments on the Notes will be made in the event the Group pays any cash dividends in excess of the interest payable on the Notes on an as converted basis for any financial year. Any Notes held by KKRCHIL are also entitled to a special redemption payment in the event the Group breaches certain covenants or Golden Meditech Holdings Limited, a major shareholder of the Company, or certain members of our senior management violate the terms of certain lock-up agreements they have entered into in favor of KKRCHIL. The Notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding Notes.

The Group has appointed a non-executive independent director from KKRCHIL, effective April 27, 2012.

On April 27, 2012, the Company received a proceed of US$65.0 million from issuance of the Notes.

