Form 20-F
period 2013-03-31
China Cord Blood Corp
filed 2013-07-31
CIK 1467808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2013.
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

On March 31, 2013, the issuer had 73,003,248 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

PART I			4

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		4

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		4

ITEM 3.	KEY INFORMATION		4
	A.	Selected financial data	4
	B.	Capitalization and Indebtedness	6
	C.	Reasons for the Offer and Use of Proceeds	7
	D.	Risk factors	7

ITEM 4.	INFORMATION ON THE COMPANY		36
	A.	History and Development of the Company	36
	B.	Business Overview	41
	C.	Organizational Structure	65
	D.	Property, Plant and Equipment	68

ITEM 4A.	UNRESOLVED STAFF COMMENTS		68

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		68

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		94
	A.	Directors and Senior Management	94
	B.	Compensation	96
	C.	Board Practices	99
	D.	Employees	100
	E.	Share Ownership	101

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		101
	A.	Major Shareholders	101
	B.	Related Party Transactions	103
	C.	Interests of Experts and Counsel	103

ITEM 8.	FINANCIAL INFORMATION		104
	A.	Consolidated Statements and Other Financial Information	104
	B.	Significant Changes	104

ITEM 9.	THE OFFER AND LISTING		104
	A.	Offer and Listing Details	104
	B.	Plan of Distribution	105
	C.	Markets	105
	D.	Selling Shareholders	105
	E.	Dilution	105
	F.	Expenses of the Issue	105

ITEM 10.	ADDITIONAL INFORMATION		105
	A.	Share Capital	105
	B.	Memorandum and Articles of Association	106
	C.	Material Contracts	110
	D.	Exchange Controls	110

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“CCBC”, “we”, “us”, the “Company”, “our company”, or “our”, refers to China Cord Blood Corporation, a company with limited liability registered by way of continuation in the Cayman Islands;

•	“CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of CCBC;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;

•	“Cordlife” refers to Cordlife Limited before its restructuring on June 30, 2011. Cordlife was a company with limited liability listed on the Australian Securities Exchange. It was principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;

•	“CBB” refers to Cordlife Limited after the restructuring of Cordlife Limited on June 30, 2011. CBB is a company with limited liability listed on the Australian Securities Exchange. It is principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines;

•	“Cordlife Services” refers to Cordlife Services (S) Pte. Ltd., a company with limited liability incorporated in Singapore, and a wholly owned subsidiary of CBB;

•	“Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife Limited on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in mature markets including Singapore and Hong Kong;

•	“Cordlife HK” refers to Cordlife (Hong Kong) Limited, a private company and a subsidiary of Cordlife Singapore. It is principally engaged in cord blood banking services in Hong Kong;

•	“CSC East” refers to China Stem Cells (East) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“CSC Holdings” refers to China Stem Cells Holdings Limited, a company with limited liability incorporated in the Cayman Islands;

•	“CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“Favorable Fort” refers to Favorable Fort Limited, a company with limited liability incorporated in Hong Kong;

•	“GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•	“Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;

•	“Group” refers to China Cord Blood Corporation and its subsidiaries;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of China;

•	“Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“KKRCHL” refers to KKR China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands affiliated with KKR China Growth Fund L.P., a China-focused fund managed by Kohlberg Kravis Roberts & Co. L.P., a global investment firm publicly traded on the New York Stock Exchange;

•	“Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co., Ltd., a company incorporated in the PRC with limited liability;

•	“Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•	“provinces” of China refers to the twenty-two provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In May 2010, we completed an investment in approximately 19.9% of the equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. We further increased our equity interest in Qilu to 24.0% in February 2013. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence over the management of Qilu both before and after February 2013. Therefore, our investment in Qilu is stated at cost less impairment losses. Unless otherwise indicated, we have not consolidated the financial information and operational results of Qilu in our financial information and operational results.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South entered into a shares repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date.

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

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China and all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 29, 2013. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 29, 2013, the noon buying rate was RMB6.2108 to $1.00.

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

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2012 and 2013 and for the years ended March 31, 2011, 2012 and 2013, which are included elsewhere in this report; (ii) our audited consolidated financial statements as of March 31, 2010 and 2011 and for the year ended March 31, 2010 which are not included in this report; and (iii) the audited consolidated financial statements of CCBS as of March 31, 2009 and for the year ended March 31, 2009 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2012 and 2013 and for the years ended March 31, 2011, 2012 and 2013 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2013	2013	2012	2011	2010	2009
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of income data:
Revenues	84,711	526,123	380,490	339,532	261,536	194,537
Gross profit	67,544	419,502	293,832	262,156	195,806	145,366
Operating income	33,702	209,314	134,843	123,819	97,193	85,197
Net income attributable to the Company (1)(2)	18,106	112,447	131,980	91,703	49,177	20,695
Net income/(loss) per ordinary share, basic	0.24	1.49	1.79	1.31	0.82	(0.07)
Net income/(loss) per ordinary share, diluted	0.24	1.49	1.79	1.31	0.78	(0.07)
Net income per redeemable ordinary share, basic	N/A	N/A	N/A	N/A	0.22	1.63
Net income per redeemable ordinary share, diluted	N/A	N/A	N/A	N/A	0.22	1.63
Selected operating data:
New subscriber sign-ups (3)	72,228	72,228	53,924	56,518	45,252	34,678
New donations accepted (3)	5,400	5,400	4,506	3,001	3,390	698
Total units stored (end of period) (3)(4)	338,507	338,507	260,879	202,449	142,930	94,288
Units deposited by subscribers (end of period) (3)(4)	311,982	311,982	239,754	185,830	129,312	84,060
Units contributed by donors (end of period) (3)	26,525	26,525	21,125	16,619	13,618	10,228

(1)	Includes:

	For the year ended March 31,
	2013	2013	2012	2011	2010	2009
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Write-off of deferred reverse recapitalization costs	—	—	—	—	21,566	—
Impairment loss on available-for-sale equity securities	—	—	—	—	—	37,426
Write-off of deferred offering costs	—	—	—	—	—	9,473

(2)	Includes:

	For the year ended March 31,
	2013	2013	2012	2011	2010	2009
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)	6,206	38,543	9,634	33,929	24,770	17,854

(a) Jiachenhong was certified as a High and New Technology Enterprise (“HNTE”) in February 2012. Jiachenhong’s HNTE certificate was dated October 28, 2011 and was approved by the relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB1.7 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status.

(b) Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB13.0 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Nuoya’s HNTE status. As of the date of this report, Nuoya is still in the application process for renewal of the HNTE certificate. We believe that Nuoya meets all the criteria for the renewal of HNTE status and accordingly, applied 15% tax rate to measure taxable temporary differences that are expected to reverse by the calendar year ending December 31, 2015.

Jiachenhong was exempt from PRC income tax for the years ended December 31, 2004 and 2005 and was entitled to 50% reduction of PRC income tax for the years ended December 31, 2006, 2007 and 2008. Such income tax benefits increased net income and net income per share as follows:

	For the year ended March 31,
	2013	2013	2012	2011	2010	2009
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Increase in net income	—	—	—	—	—	3,444
Increase in basic net income per ordinary share	—	—	—	—	—	0.06
Increase in diluted net income per ordinary share	—	—	—	—	—	0.06
Increase in basic net income per redeemable ordinary share	—	—	—	—	—	0.06
Increase in diluted net income per redeemable ordinary share	—	—	—	—	—	0.06

(3)	“Total units stored”, “Units deposited by subscribers” and “Units contributed by donors” as of period end and “New subscriber sign-ups” and “New donations accepted” during each period take into account the withdrawal of units used. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

(4)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

	For the year ended March 31,
	2013	2013	2012	2011	2010	2009
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	93,166	578,632	353,858	176,585	36,365	4,051
Net cash used in investing activities	(79,494)	(493,717)	(122,945)	(33,914)	(158,849)	(34,444)
Net cash provided by/(used in) financing activities	99,620	618,718	(44,664)	193,141	242,393	(35,276)

	As of March 31,
	2013	2013	2012	2011	2010	2009
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	240,565	1,494,099	794,311	611,387	280,835	161,406
Working capital (i)	203,793	1,265,726	700,065	460,261	247,800	180,425
Total assets	480,821	2,986,276	1,824,150	1,563,598	1,047,034	696,391
Deferred revenue	113,124	702,586	412,644	244,987	129,229	92,582
Share capital	8	50	50	52	46	34
Retained earnings	68,175	423,420	310,973	178,993	87,290	44,082
Total shareholders’ equity	199,191	1,237,132	1,202,734	1,070,781	808,886	165,542

(i)	Working capital is calculated as total current assets minus total current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 29, 2013 the noon buying rate announced by Federal Reserve Statistical Release was RMB6.2108 to $1.00 and on June 28, 2013 the noon buying rate was RMB6.1374 to $1.00.

	Renminbi per U.S. Dollar – Noon Buying Rate
	Period Ended	Average (1)	Low	High
2013
June	6.1374	6.1342	6.1248	6.1488
May	6.1340	6.1416	6.1213	6.1665
April	6.1647	6,1861	6,1647	6,2078
March	6.2108	6.2154	6.2105	6.2246
February	6.2213	6.2323	6.2213	6.2438
January	6.2186	6.2215	6.2134	6.2303
Year ended March 31, 2013	6.2108	6.2783	6.2105	6.5477
Year ended March 31, 2012	6.2975	6.3790	6.2935	6.5477
Year ended March 31, 2011	6.5483	6.7069	6.5483	6.8323
Year ended March 31, 2010	6.8258	6.8286	6.8176	6.8371
Year ended March 31, 2009	6.8260	6.8295	6.8176	6.8470

Source: Federal Reserve Bank

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2011, 2012 and 2013 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•	The PRC Ministry of Health, or “MOH”, has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the local departments of health, or “DOH”, actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the MOH or the relevant DOH, takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

•	Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we indirectly own a 24.0% effective interest. Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang adopt similar commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

•	There is a possibility that the MOH or the relevant DOH will take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the MOH or the DOH publicly announces such a position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.

•	In response to the development of medical reform of China, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which could undermine cord blood bank profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its major business by imposing certain restrictive conditions on subscription services. If any of such circumstances occur, our business and financial conditions may be adversely affected.

•	The MOH or the relevant DOH may be inclined to restrict or prohibit the operators of licensed cord blood bank from conducting fee-based commercial cord blood banking services directly. In such event, we may have to change our business model or even terminate our business, and our results of operations, financial condition and liquidity may be materially adversely affected.

•	The MOH or the relevant DOH may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations would be materially adversely affected.

•	The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government regarding the aforementioned healthcare reform, including but not limited to the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to the pricing standards established by the relevant commodity price departments of PRC. Moreover, on October 8, 2012, the State Council published the Notice on the “Twelfth Five-Year Plan” of Health Care Development which suggests strengthening the safety and security of the blood stations, and improving the standards of the blood station laboratories, and on December 3, 2012, MOH published three industrial standards including “Requirements for Blood Storage” which may related to our cord blood banking service management. Notwithstanding, there is lacking of a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates. If the government controlled pricing or price guidance set by relevant department of PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially adversely affected.

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

We invested in Qilu, the exclusive cord blood banking operator in the Shandong province, with an equity interest of 24.0%. Qilu’s operation is largely concentrated in the Shandong province. Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially adversely affected or severely impaired.

If we fail to expand through strategic acquisitions of cord blood banks in other regions, we may not be able to expand our scope of operations or increase our revenues.

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, MOH will not issue more than three additional licenses by 2015. The MOH has not made any public announcement regarding the regions in which licenses will be granted. In several regions where we believe cord blood banking licenses may be issued in the near future, however, other cord blood banks are already in the preliminary stages of their applications, and we believe that the relevant DOHs would not be receptive to an expression of interest from another entity, such as ourselves. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations into these regions. Expansion through strategic acquisitions is subject to a number of risks:

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

China is having its laws and regulations changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level DOHs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.hshfy.sh.cn:8081/flws/text.jsp?pa=ad3N4aD0xNzE0MDUmdGFoPaOoMjAwNKOpu6a2/tbQ0NDW1dfWtdoyNTa6xSZ3ej0Pdcssz), held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

To remain competitive, we must continue to enhance our infrastructure to keep up with technological developments in the healthcare industry. Failure to respond rapidly to changing technologies could have a material and adverse impact on our financial and operational performance.

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

Sales and marketing activities are conducted by our own direct sales force with the support of our collaborating hospitals. As of March 31, 2013, we have collaborative relationships with 290 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•	For the year ended March 31, 2013, the top ten of these hospitals handled the collection procedures for approximately 18.6% of our new subscribers, and the top hospital accounting for 3.3% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or that such relationships will continue.

•	As part of our growth plan, we expect to increase the number of collaborating hospitals in Guangdong and Zhejiang and further strengthen our relationships with the collaborating hospitals in our existing platform. We have limited experience in managing a large service platform in Guangdong and Zhejiang. We cannot assure you that we will be able to maintain or develop our relationships with various hospitals.

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

In the event of termination by our subscribers prior to the end of 18 years, we are unable to continue to collect storage fees on an annual basis. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contract obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we experience early termination by a significant number of our subscribers prior to the end of a typical contract period of 18 years, we will lose revenues from storage fees payable by these subscribers for the remaining contract period. If this occurs, our revenues will decrease and our financial condition and results of operations will be materially adversely affected.

Our limited operating history may not serve as an adequate basis to predict our future prospects and results of operations.

We have a limited operating history. Although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. Furthermore, we established the 90% owned subsidiary Lukou and acquired the right to operate the cord blood bank in the Zhejiang province during the year ended March 31, 2011. As such, we have a limited operating history upon which the viability and sustainability of our business may be evaluated. For example, due to the uncertainties associated with government policies in relation to granting cord blood banking licenses in China, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million in the year ended March 31, 2006. We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new healthcare service in China. Some of these risks and uncertainties relate to our ability to:

•	ensure that there will only be one license in each of Beijing, Guangdong, Zhejiang and Shandong;

•	maintain relationships with an extensive network of collaborating hospitals;

•	reduce our dependence on a small geographical area and diversify our market and subscriber base;

•	respond to changes in our regulatory environment;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel;

•	secure necessary financing to support our business activities; and

•	respond to rapid technological advances inherent in the cord blood banking industry.

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

Our subscriber database is stored on our computer system. We maintain database security to protect such database and information stored from leakage or any unauthorized or unintended activities; however, our database may be hacked and our reputation would be adversely affected.

We store subscribers’ information on our computer system and maintain database security to protect the database and prevent leakage of subscribers’ personal data. The security system is regularly updated and tested to cope with fast-changing technologies; however, if unauthorized persons successfully hacked into our database and steal subscribers’ information for illegal or improper purposes, our reputation and our ability to attract new subscriber sign-ups may be materially adversely affected and we will be subject to litigation and potential damages liable to subscribers.

We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation.

In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matched cord blood units for a fee to patients in need of transplants. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, we have the right under the subscription contracts to treat the cord blood units stored as donated property and release such units to our cord blood inventory for patients in need of transplants. Although we have the right to do so, there are so far no cord blood units of our subscribers being released to our cord blood inventory. We require our employees to fully inform all prospective subscribers of this policy, and our subscribers are required to give their consent to this policy when subscribing for our services.

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

Currently, we maintain insurance coverage of RMB50.0 million ($8.1 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB141.4 million ($22.8 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for machinery and office equipment for our Beijing and Guangdong operations to cover damages from accidents. However, we do not maintain any property insurance policies covering our facilities and vehicles for losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption insurance. While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

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

If PRC regulators order operators of the licensed cord blood banks in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected.

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

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In June 2007, June 2010 and April 2013, the DOH in Beijing renewed the license for the cord blood banks operated by us for an additional three years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In both May 2009 and May 2012, the DOH in Guangdong renewed the license for the cord blood banks operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010.

All the operators of the licensed cord blood banks in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public. We believe that the MOH and the DOHs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the DOH in Beijing contained information about our subscription services to subscribers.

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

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2011. We have also communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as noncompliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of the our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank and Guangdong Cord Blood Bank renewed their cord blood banking licenses in May 2013 and May 2012, respectively, from the relevant authorities after the Catalogue revised in 2011 was already effective. None of Jiachenhong, Beijing Cord Blood Bank or Nuoya, Guangdong Cord Blood Bank encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2011 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2011 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2011. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2011. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2016. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2015. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2013. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong, Nuoya and Lukou are not able to extend their respective operating periods, these respective operating period will not cover the period of the contracts entered into after September 2005 and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2011 has been issued, we may not be able to obtain approval from relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

•	The regulatory framework on the cord blood banking industry may not be sufficiently comprehensive to address all ranges of issues in connection with operation in the cord blood banking industry and to respond to the changes and developments in the industry. Before the existing laws and regulations are amended, PRC government authorities sometimes may establish internal policy guidance and follow this guidance in practice, and this policy guidance could vary among different DOHs and be inconsistent with written regulations.

•	Stringent regulations and standards apply to various other aspects of our operations, including workers’ safety, the maintenance of premises, and the handling and disposal of waste materials and hazardous substances. Failure to maintain the required standards can result in fines, an order to suspend the operations of our facilities until corrective measures are implemented or the revocation of our operating permits for such facilities or the denial of permission for their renewal. We comply with these regulations. A failure in complying with these regulations may have a material adverse effect on our operations.

•	All collection devices and reagents used in our handling of cord blood units are regulated by the State Food and Drug Administration, or “SFDA”, and we require our suppliers to comply with all applicable regulations. The SFDA could at any time require our suppliers to obtain prior approval or additional clearance with regard to the materials, reagents, appliances, consumables, devices or containers which we are currently using or prepare to use. Such requirements may affect the shipment timing of our suppliers which in turn materially adversely affecting our operations.

•	We are required by PRC law to hire professional medical waste disposal firms to collect and dispose of medical waste produced in the process of collection, transportation, testing, processing and cryopreservation of cord blood. Such compliance costs may put extra strain on our financial resources.

•	The government may change our licensing policy to require separate licenses be obtained for each type of cord blood banking services provided. If we are unable to obtain such approvals, licenses or permits for any reason, we may be required to terminate the provision of the service requiring license, in which case our business may be materially adversely affected.

Regulations of cord blood banking services in China are still evolving and there are uncertainties in relation to the application and interpretation of relevant regulations. We may be required to devote significant time and attention to maintaining our compliance with the applicable requirements, and our compliance costs may increase in future periods.

The terms of our convertible debts financing with a private equity investor and Golden Meditech include provisions that may limit our flexibility or require us to repay or refinance such debt, which may not be practicable depending upon the circumstances

On April 27, 2012 we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. Similarly, so long as the investment value maintained by KKRCHL exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), KKRCHL will be entitled to designate one of the members of our board of directors, have access to certain of our confidential information and be entitled to a right of first refusal regarding future financings by us. In addition, so long as such investment value is maintained by KKRCHL, we will not, without the affirmative consent of KKRCHL:

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

On October 3, 2012 we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. Similarly, so long as the investment value maintained by Golden Meditech exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), Golden Meditech will be entitled to designate one of the members of our board of directors, have access to certain of our confidential information and be entitled to other rights. In addition, so long as such investment value is maintained by Golden Meditech, we will not, without the affirmative consent of Golden Meditech:

•	change the scope of the principal business of the Company; approve the development of any new line of business; or enter into any business other than such principal business;

•	except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the notes or the rights of the holders under the notes;

•	acquire or dispose of assets other than in the ordinary course of business;

•	enter into any joint venture or partnership with, or otherwise acquire any interest in the equity securities of, any person other than a wholly-owned subsidiary;

•	change the size or composition of our Board of Directors or the board of directors of any subsidiary or any committee thereof;

•	approve any budget or business plan of the Company or any material subsidiary or any modification thereto;

•	approve the employment or termination of, or compensation agreements for any senior officer, or determine the compensation (including without limitation cash and stock option compensation) of any director or director of a subsidiary or any member of a committee of our Board of Directors or the board of directors of any subsidiary;

•	incur any indebtedness (other than amounts payable under the notes) such that the outstanding indebtedness is in excess of $87 million (or its equivalent in other currencies) in the aggregate for the Company on a consolidated basis;

•	change our auditors to a firm not considered one of the “Big Four” accounting firms as of the date hereof, or any successor thereto; or

•	redeem or repurchase of any equity securities of the Company or any subsidiary except pursuant to our existing repurchase program.

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

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand name. In particular, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China to use our two trademarks, of which the registration numbers are 4666178 and 4666582. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name or copycat in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources.

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

After the restructuring of Cordlife as of June 30, 2011, we owned a total 24,366,666 shares in both CBB and Cordlife Singapore. We did not make any payment to further acquire CBB’s and Cordlife Singapore’s shares during the year ended March 31, 2013.

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines are operated under CBB, which is listed on the Australian Securities Exchange; while the more mature cord blood banking businesses in Singapore and Hong Kong are operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. As of March 31, 2013, we owned a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. There are significant risks associated with CBB expansion into developing countries, because it may not have the necessary experience to develop localized versions of its business model and in marketing its services to target subscribers with different demographic characteristics. We may thus be unable to realize satisfactory return on our investment in CBB.

Furthermore, on May 18, 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a fee. The marketing collaboration arrangement may not be successful, and Cordlife Singapore’s operations may be affected by changes in local policies as well as the immigration policy in Hong Kong. As a result, we may not be able to generate satisfactory returns on the arrangement.

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

Pursuant to the restructuring of Cordlife Singapore from Cordlife on June 30, 2011, and the subsequent listing of Cordlife Singapore on March 29, 2012, as of March 31, 2013, we owned a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. Due to an increase in the market value of the ordinary shares of Cordlife Singapore, the total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2013 amounted to RMB59.8 million ($9.6 million). Should the value of shares in CBB or Cordlife Singapore experience a significant decline and we determine that the impairment is other-than-temporary, a further write-down of investment will have to be recognized in our consolidated statements of comprehensive income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB39.7 million ($6.4 million) as of March 31, 2013. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2011, 2012 and 2013. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

Certain of these provisions include:

•	having a classified board of directors with staggered three-year terms;

•	requiring a special resolution, namely the affirmative vote of not less than two-thirds (66 and 2/3%) of the votes cast by the shareholders, generally to remove a director;

•	providing for filling vacancies on the board only by the vote of the remaining directors or by a special resolution, namely the affirmative vote of not less than two-thirds (66 and 2/3%) of the votes cast by the shareholders in the meeting convened to approve such appointment; and

•	establishing the requirements and procedures for calling special meetings of shareholders, including a provision that provides that a special meeting of shareholders may only be called by a majority of directors, our chairman, or members together holding not less than seventy-five percent (75%) of the issued shares.

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

As of March 31, 2013, Golden Meditech owned 42.0% of CCBC’s outstanding shares, excluding shares owned by us. CCBC’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” board of directors, only a minority of the board of directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

As our success depends on several key management personnel, our business may be adversely affected if we fail to retain them.

Our success is highly dependent on the retention of the principal members of our management, scientific and sales personnel. In particular, Mr. Yuen Kam, our Chairman and Ms. Ting Zheng, our Chief Executive Officer and the rest of our senior management team, are critical to our ability to execute our overall business strategy. In addition, several other employees with scientific or other skills are important to the successful development of our business. If any of our key employees joins a competitor or forms a competing company, we may lose some competitive advantages, and our operating results may be adversely affected. As qualified personnel are difficult to attract and retain, we have entered into service contracts with key senior executive officers. Each contract will be automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. Although these contracts contain non-competition clauses, the restrictions imposed by the clauses may not be adequate to prohibit these key management personnel from competing against us after their departure.

If there are any adverse public health developments in China, our business and operations may be severely disrupted.

Any prolonged occurrence of avian flu, severe acute respiratory syndrome, or “SARS”, or other adverse public health developments in China or other regions where we have an operation or presence may have a material adverse effect on our business operations. These could include the ability of our personnel to travel or to promote our services within China or at other regions where we have an operation or presence, lost of marketing channels as hospitals prohibit our sales and marketing personnel from entering and approaching expectant parents within hospital premises, as well as temporary closure of our facilities. In particular, there have been reports of occurrences of avian flu in various parts of China in recent years, including confirmed human cases. In response, the PRC government has authorized local governments to impose quarantine and other restrictions on movements of people and goods in the event of an epidemic. Any closures or travel or other operational restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies initially showed signs of stabilizing, recent developments in Cyprus, Italy, other Euro-zones, Japan, China and other countries of Asia cast doubt on the pace of economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

The PRC economy also faces challenges. The PRC government has implemented various measures recently to curb inflation and local economic and financial challenges. If economic growth slows down or an economic downturn occurs, our business and results of operations may be materially and adversely affected.

There is a risk that CCBC will be classified as a passive foreign investment company, or “PFIC”, which could result in adverse consequences to investors.

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2013, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”. In addition, CCBC may need to accommodate the loss to KKRCHL if CCBC is determined to be a PFIC, hence, we may be adversely affected.

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

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding (the “MOU”) on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance (“MOF”). While the MOU does not cover the conduct of regular inspections by the PCAOB to assess compliance with the applicable laws of the United States and professional standards, the PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. Until such a process has been established, investors in our securities may be deprived of the benefits of PCAOB inspections.

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

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2013, we had cash denominated in U.S. dollars of approximately $1.5 million.

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

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other developed countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against operators of the unlicensed cord blood banks which may work to the disadvantage of operators of the licensed cord blood banks, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may even not be aware of our violation of these policies and rules until the time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations may adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

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

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78”. Circular 78 has then been superseded by the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or “Circular 7”, which became effective from February 15, 2012. Under Circular 7, domestic individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle regarding issues and entrust an overseas institution to process the exercise of options, purchase and sale of corresponding stocks or equity, and transfer of proceeds. The domestic agency shall go through the foreign exchange registration procedures with the local office of the SAFE at the place where it is located for all individuals participating in the equity incentive plans and shall submit certain forms to the local office of the SAFE periodically to report and declare such plans. Moreover, any substantial or material change and termination, expiration or cancellation of the equity incentive plans shall be reported to the local office of the SAFE by the domestic agency within time limitation. In respect of all the proceeds obtained by such employees from the overseas listed company through the equity incentive plans, the domestic agency may convert such proceeds into RMB for all the individuals with the bank and then transfer the proceeds obtained from such conversion to the respective domestic RMB accounts of the domestic individuals. On February 18, 2011, at our annual general meeting, our shareholders approved a restricted share unit scheme (or the “Incentive Plan”) which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and or/or consultants of CCBC and our subsidiaries. As of March 31, 2013, no shares on restricted share units scheme have been granted and are outstanding under the Incentive Plan. All the options for the shares of CCBC or restricted share units to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 7 since CCBC is an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 7, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to make relevant registrations with SAFE or its local offices, it will prevent us from conducting the share option schemes, Incentive Plan or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local offices in connection with the foreign exchange registration.

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

Jiachenhong was granted the HNTE certificate on December 24, 2008 and such status was valid retroactively as of January 1, 2008 and expired on December 31, 2010. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by the relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. As of the date of this report, Nuoya is still in the application process for renewal of the HNTE certificate. We believe that Nuoya meets all the criteria for the renewal of HNTE status and accordingly, applied 15% tax rate to measure taxable temporary differences that are expected to reverse by the calendar year ending December 31, 2015. Lukou has not yet applied as an HNTE. We cannot assure you that Jiachenhong and Nuoya will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration, or if Lukou applies for an HNTE certificate that it will be granted. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong and Nuoya will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong and Nuoya will be able to continue to enjoy our current preferential tax treatments and we cannot assure you that Lukou will be granted with preferential tax treatment.

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

Future conversions of our outstanding debts obligations would result in dilution to our public shareholders.

On April 27, 2012, we issued $65 million in aggregate principal amount of convertible notes to KKRCHL with a conversion price of $2.838 per share. KKRCHL has the right to convert the convertible notes into our ordinary shares at any time within five years subsequent to the issuance date. In the event the holders of such convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 23.9% of our enlarged outstanding share capital.

On October 3, 2012, we issued $50 million in aggregate principal amount of convertible notes to Golden Meditech with a conversion price of $2.838 per share. Golden Meditech has the right to convert the convertible notes into our ordinary shares at any time within five years subsequent to the issuance date. In the event the holders of such convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 19.4% of our enlarged outstanding share capital.

Cayman Islands law may be less protective of shareholder rights than the laws of the U.S. or other jurisdictions.

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2012 Revision, as amended and revised), of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of cash dividends from our subsidiaries to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to “Information on the Company — Business Overview — Regulation — Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

If we become directly subject to the scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2012 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 14.1% interest in CBB, a provider of cord blood banking services with operations in India, Indonesia and the Philippines; and an indirect 10.5% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore and Hong Kong. Cordlife Singapore was listed on the Singapore Exchange on March 29, 2012.

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

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, we paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring of Cordlife, we hold 24,366,666 shares in CBB which represented 14.1% equity interest as of March 31, 2012; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore which represented 10.5% equity interest as of March 31, 2012 and we neither purchase or dispose our shares in CBB or Cordlife Singapore during year ended March 31, 2013.

On September 15, 2010, we announced the execution of a framework agreement to form a non-wholly owned subsidiary, Lukou, with the Zhejiang Provincial Blood Center. The new entity which completed business registration and regulatory approval procedures in February 2011, is 90% owned and controlled by us.

On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share. Total gross proceeds of $31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

Events of default under the notes include:

•	the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem;

•	failure to deliver ordinary shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•	failure to pay to the holder any amount of principal or interest when and as due for a period of at least fifteen days;

•	continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7,000,000 of us or any subsidiary (other than with respect to the notes);

•	certain events of bankruptcy involving us or any subsidiary;

•	breaches of any covenant or other term or condition of the note in any material respect, for thirty days following us having become aware of its occurrence;

•	an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•	a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against us or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

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

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South entered into a shares repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date.

In September 2012, we entered into a convertible note purchase agreement regarding the proposed issuance and sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes shall be convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The transactions were completed on October 3, 2012 and the notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum.

Events of default under the notes include:

•	the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem;

•	failure to deliver ordinary shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•	failure to pay to the holder any amount of principal or interest when and as due for a period of at least fifteen days;

•	continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7,000,000 of us or any subsidiary (other than with respect to the notes);

•	certain events of bankruptcy involving us or any subsidiary;

•	breaches of any covenant or other term or condition of the note in any material respect, for thirty days following us having become aware of its occurrence;

•	an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•	a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against us or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

Additional payments on the notes will be made in the event we pay any cash dividends in excess of the interest payable on the notes on an as converted basis for any financial year.

The notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby. So long as the investment value maintained by Golden Meditech exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), Golden Meditech will be entitled to designate one of the members of CCBC’s board of directors, have access to certain confidential information of the company and be entitled to other rights. In addition, so long as such investment value is maintained by Golden Meditech, CCBC will not, without the affirmative consent of Golden Meditech:

•	change the scope of the principal business of CCBC; approve the development of any new line of business; or enter into any business other than such principal business;

•	except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the notes or the rights of the holders under the notes;

•	acquire or dispose of assets other than in the ordinary course of business;

•	enter into any joint venture or partnership with, or otherwise acquire any interest in the equity securities of, any person other than a wholly-owned subsidiary;

•	change the size or composition of our Board of Directors or the board of directors of any subsidiary or any committee thereof;

•	approve any budget or business plan of CCBC or any material subsidiary or any modification thereto;

•	approve the employment or termination of, or compensation agreements for any senior officer, or determine the compensation (including without limitation cash and stock option compensation) of any director or director of a subsidiary or any member of a committee of our Board of Directors or the board of directors of any subsidiary;

•	incur any indebtedness (other than amounts payable under the notes) such that the outstanding indebtedness is in excess of $87 million (or its equivalent in other currencies) in the aggregate for the company on a consolidated basis;

•	change CCBC’s auditors to a firm not considered one of the “Big Four” accounting firms as of the date of the issuance of the notes, or any successor thereto; or

•	redeem or repurchase of any equity securities of CCBC or any subsidiary except pursuant to CCBC’s existing repurchase program.

In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 7, 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

B.	Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood processing and storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be approximately 1.8 million in 2011, accounting for approximately 45% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the National Bureau of Statistics of China, the nation has a newborn population of approximately 16.1 million in 2011; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3% in both 2011 and 2010 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 14.1% (as of March 31, 2013) equity interest in CBB, which is listed on the Australian Securities Exchange and operates in developing markets such as Indonesia, India and the Philippines and we are also a significant shareholder with 10.5% (as of March 31, 2013) equity interest in Cordlife Singapore, which operates in mature markets such as Singapore and Hong Kong and is listed on the Singapore Exchange. Such strategic positioning provides us the strategic exposure in attractive markets such as India and Indonesia and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 525-person sales team has direct access to expectant parents through exclusive collaboration with 290 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated samples deposited by subscribers have grown from 23,322 in March 2007 to 311,982 in March 2013.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2013, storage revenue represented 24.6% of our total revenues.

We recorded revenues and net income of RMB526.1 million ($84.7 million) and RMB119.6 million ($19.3 million), respectively, during our fiscal year ended March 31, 2013.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence. We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only market player with multiple licensed cord blood banks and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 311,982 in March 2013. We believe that our leadership and track record of accumulated subscriber growth makes us an attractive strategic partner for license holders and applicants and positions us well to continue to grow our leading position.

Extensive Hospital Network. We provide our services through collaboration with 290 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 525-person sales force to have direct access to expectant parents. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve. Our collaborating hospitals and dedicated sales team have enabled us to establish ourselves as a quality cord blood banking service provider in the communities we operate.

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

Advanced Infrastructure in Place to Meet Market Demand. We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood. Our facilities in Beijing and Guangdong are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing and Guangdong, we believe we have the ability to meet increasing market demand. In addition, the cord blood bank operated by our Beijing subsidiary has been granted the AABB Accreditation with regard to cord blood processing and storage services.

Experienced Management Team. Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Ms. Ting Zheng, our Chief Executive Officer, has over ten years of experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our Chief Financial Officer, is a CFA charterholder and has over ten years of experience in the pharmaceutical and healthcare industries. Ms. Yue Deng, our Chief Executive Officer in the Beijing division, and Ms. Rui Arashiyama, our Chief Executive Officer in the Guangdong and Zhejiang divisions, each has over ten years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our Chief Technology Officer, has over twenty years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, extensive experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is at an early stage of development with significant growth opportunities, due to China’s large population, one-child policy and rapid economic growth. Our goal is to significantly grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets. We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 290 hospitals and 311,982 subscribers as of March 31, 2013. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire the Right to Operate Additional Cord Blood Banks and Invest in Other Cord Blood Banks in China. We intend to acquire the right to operate additional cord blood banks and invest in other cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and license applicants. We successfully completed the acquisition of a 90% ownership stake in Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007 and we further acquired the remaining 10% ownership stake in Nuoya in November 2012. In May 2010, we acquired a 19.9% investment in Qilu, which operates the Shandong Cord Blood Bank, and we further increased our equity interest in Qilu to 24.0% in February 2013. In February 2011, we established a 90% owned subsidiary, Lukou, which exclusively operates the licensed cord blood bank in the Zhejiang province. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and applicants.

Expand Overseas Presence. We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We are a significant shareholder with a 14.1% equity interest in CBB (as of March 31, 2013) and a 10.5% equity interest in Cordlife Singapore (as of March 31, 2013). Cordlife Singapore is listed on the Singapore Exchange while CBB is listed on the Australian Securities Exchange. CBB and Cordlife Singapore are the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries with significant populations and annual births of approximately 43,000, 54,000, 24.7 million, 4.4 million and 2.6 million, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with CBB and Cordlife Singapore to gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

Our Revenue Model

The payment for our services consists of processing fees payable at the time of subscription or in certain circumstances by installments over a typical contract period of 18 years, depending on the payment option elected by subscribers, and 18 years of storage fees payable by our subscribers by a lump sum payment at the time of subscription or on an annual basis for as long as the contracts remain effective. For further information of our various payment options, please refer to “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers”. Our payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenue from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our direct costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities and rental expenses. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2011, 2012 and 2013, depreciation expenses, our most significant fixed cost, accounted for 15.2%, 15.6% and 16.3%, respectively, of our direct costs (cost of revenue), and rental expenses accounted for 3.2%, 2.8% and 1.1%, respectively, of our direct costs.

Our Competitive Strengths

Early Entrant Advantage with Multiple Cord Blood Banking Licenses in China. We are the first operator with licensed cord blood bank in China. We operate licensed cord blood banks in Beijing, Guangdong and Zhejiang. To date, the PRC government authorities has issued seven cord blood banking licenses in China. As the cord blood banking industry in China is at an early stage of development, we enjoy certain competitive advantages as an early entrant, including the following:

•	Our Beijing-based subsidiary, Jiachenhong, was the first operator of the licensed cord blood bank in China. Since we have the longest operating history among a limited number of operators in China, we assist PRC governmental authorities whenever possible by providing our inputs and opinions in hopes of heightening industry standards and improving the regulatory framework for the cord blood banking industry in China.

•	We have developed a reputable brand in delivering quality cord blood banking services. We believe that we have achieved consistently good results in terms of preserving our subscribers’ cord blood deposits. We have provided more than 800 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations.

•	We operate the licensed cord blood banks to provide cord blood banking in regions such as Beijing, Guangdong and Zhejiang, three out of the seven licensed regions in which the operation of cord blood banks is permitted in China. The PRC government plans to issue cord blood banking licenses in up to three additional regions by 2015. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future.

Extensive Hospital Networks in Our Existing Markets. We provide our services through collaboration with selected hospitals in our operating regions. Our hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our sales and marketing activities. Our focus on building an extensive hospital network by collaborating with hospitals has contributed to our successful growth. We have established collaborative relationships with 290 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2013. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate our target markets.

Well-Developed and Effective Marketing Program. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. To increase penetration in our existing markets, we have developed a comprehensive marketing program targeting expectant parents, the general public, government agencies and non-profit organizations, including the following:

•	We undertake various marketing efforts, including educational sessions for expectant parents at pre-natal classes, one-on-one discussions with expectant parents, and the assignment of designated staff members to answer questions from expectant parents. To ensure quality services we require these staff members to complete a training program before approaching prospective subscribers.

•	We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, billboards and newsletters that discuss in detail the importance of cord blood and hematopoietic stem cell therapy in the treatment of blood-related health conditions.

•	We maintain cooperative relationships with several government agencies, such as Beijing Population and Family Planning Commission, to educate newly-weds about the benefits of cord blood banking services.

Advanced Infrastructure in Place to Meet Market Demand. We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing and Guangdong are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. In addition, the cord blood bank operates by our Beijing subsidiary has been granted the AABB Accreditation with regard to cord blood processing and storage services. The total number of units stored at our cord blood banks amounted to 202,449, 260,879 and 338,507 as of March 31, 2011, 2012 and 2013, respectively.

Capable and Experienced Management Team. Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and solid experience in one or more emerging healthcare sectors in China. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange Main Board with a track record of operating in several emerging healthcare sectors in China. Due to its long operating history in the healthcare industry, Golden Meditech has established relationships with a large number of hospitals, distributors and regulatory agencies, which provide us valuable resources to develop our hospital network. As a distinct entity, we operate all aspects of our business without undue reliance on Golden Meditech and have independent access to suppliers and distribution channels.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for expectant parents as a precautionary healthcare measure for the benefit of their children and other family members. Our subscription services accounted for 99.4%, 99.5% and 99.6% of our revenues for the years ended March 31, 2011, 2012 and 2013, respectively.

We have developed hospital networks by entering into collaborative agreements with hospitals located in Beijing, Guangdong and Zhejiang, where we operate licensed cord blood banks. Our collaborating hospitals collect the cord blood of the newborns of our subscribers and we pay them handling fees for the collection services provided.

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

Also, effective from April 1, 2011, subscribers in Beijing who choose payment option (3) will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fees payable under the contract. Subscribers in Guangdong who choose payment option (3) between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fees payable under the contract. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments (payment option (3)) will make an initial payment RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fees payable under the contract. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, the one-time processing fee and annual storage fee are increased to RMB6,800 and approximately RMB860 respectively. Subscribers who choose payment option (2) will pay a one-time processing fee of RMB6,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18), representing a discount of RMB4,640 of the total storage fees payable over the contract period.

Effective from May 1, 2013, subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second anniversary of the subscription. The storage fee will be paid commencing on the third anniversary of subscription in subsequent four yearly installments of RMB3,380 each year, representing a discount of RMB1,960 of the total storage fees payable over the contract period. Payment option (3) is not offered to subscribers in Guangdong and Zhejiang.

In addition, we offer medical practitioners, including doctors, nurses or other medical professionals, our services at a discount of 30% from time to time. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. We offer one-stop-shop services for our subscribers. Following the signing of the subscription contract, we notify the collaborating hospital chosen by our subscriber so that the hospital can arrange for one of its certified medical practitioners to collect the cord blood of the newborns of our subscribers. The cord blood collected is then transported to our facilities for testing, processing and storage. We act as the custodian of the cord blood stored at our facilities during the term of the subscription contract.

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.6%, 0.5% and 0.4% of our revenues for the years ended March 31, 2011, 2012 and 2013, respectively.

We accept and preserve cord blood units donated by the general public and have created a database containing information of the human leukocyte antigen profiles and characteristics of the donors on an anonymous basis. We require our donors to deliver their newborns at one of our collaborating hospitals. Another source of donations in the future may be the cord blood of the newborns of our former subscribers who cease subscription for our services at the end of 18 years and the cord blood units stored by our subscribers who fail to pay. We require our employees to fully inform all prospective subscribers of our policy of releasing cord blood units to our cord blood inventory in such circumstances, and our subscribers are required to give their consent to this policy when subscribing for our storage services. In the opinion of our PRC counsel, JunZeJun Law Offices, a consent of this nature is enforceable under PRC law. Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China.

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia.

We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant. For the years ended March 31, 2011, 2012 and 2013 the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 60, 88 and 93, respectively. In addition, during the years ended March 31, 2011, 2012 and 2013, there were 86, 72 and 75 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2013	2012	2011
New subscriber sign-ups	72,240	53,932	56,523
Subscriber units used in medical treatments	12	8	5
New subscriber sign-ups (net)	72,228	53,924	56,518

New donations accepted	5,568	4,666	3,147
Donated units used in matching services	168	160	146
New donations accepted (net)	5,400	4,506	3,001

Total	77,628	58,430	59,519

	As of March 31,
	2013	2012	2011
Units deposited by subscribers (2)	311,982	239,754	185,830
Units contributed by donors (1)	26,525	21,125	16,619
Total (2)	338,507	260,879	202,449

(1)	Excludes the matching units used during the relevant periods.

(2)	As of March 31, 2011, includes 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from these delinquent subscribers. As of March 31, 2012 and 2013, includes 9,752 and 9,397 subscribers respectively, who had been delinquent for over 24 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year.

Units
Donated units used during 12 months ended March 31, 2011	146
Donated units used during 12 months ended March 31, 2012	160
Donated units used during 12 months ended March 31, 2013	168

Units
Accumulated number of matches as of March 31, 2011	487
Accumulated number of matches as of March 31, 2012	647
Accumulated number of matches as of March 31, 2013	815

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

•	Collection. Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscribers or donors gives birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into specialized container. Although we are not responsible for the collection, we provide a kit that contains the medical devices necessary for the collection procedure.

•	Transportation. After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled and monitored. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in specially designed containers to ensure the viability of the hematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.

•	Testing. We conduct several tests on the unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of hematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.

•	Processing. Cord blood undergoes processing and separation procedures which ultimately extract the hematopoietic stem cells for subsequent storage.

•	Storage. After testing and processing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the hematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of hematopoietic stem cells at our cord blood bank is documented and closely monitored to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As of March 31, 2013, our total sales force (including after sales support) consists of 525 employees. Their compensation consists of base salary and performance-based bonus assessed on a quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 290 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2013.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•	Activities targeting prospective parents. We maintain our hospital networks with 290 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutional or hospitals to organize pre-natal classes and other events for expectant parents.

•	Education of the medical community. To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

•	Advertising efforts. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits. We have successfully lobbied for references to our cord blood banking services in booklets and various public information materials prepared by the Beijing Population and Family Planning Commission for distribution to all expectant parents in the region. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences on the medical use and application of cord blood technology.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. Materials and supplies used in our cord blood banking business are sourced within China. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. But certain materials or supplies may only be sourced from few suppliers within China. To date, we have not encountered any material shortage or significant price fluctuation that had a material adverse effect on our business.

It is our policy to maintain more than one vendor for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2013			2012		2011
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
Shanghai Qiangzhi Biological Technology Co., Ltd.	1,796	11,152	22	3,619	11	-	-
Hangzhou Baitong Biological Technology Co., Ltd.	1,253	7,783	15	5,490	16	6,224	18
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	-	-	-	8,340	25	7,562	22
Beijing Probe Biological Technology Co., Ltd.	-	-	-	3,389	10	3,463	10
Fenwal Dahua Pharmaceutical Technology (Shanghai) Co., Ltd.	-	-	-	-	-	5,617	16
Total	3,049	18,935	37	20,838	62	22,866	66

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, most of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2013, one hospital in Beijing accounted for approximately 3% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2013, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2014.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million ($16.1 million) for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million ($14.1 million). The Company is in the process of obtaining the ownership certificate.	5,562
Total			31,690

Our facilities in Beijing and Guangdong are equipped with a customer relationship management system. The system has been customized to monitor our sales performance, monitor testing processes and results on a case-by-case basis, keep real-time record of storage movement in cord blood banks, handle billing matters, and track customer hotline interactions.

Quality Assurance

Our cord blood banking operations in Beijing has been accredited with GB/T19001-2000 (which is equivalent to ISO-9001), which are the national standards for quality control in China. Our Beijing Cord Blood Bank also received the AABB Accreditation with regard to cord blood processing and storage services. Our laboratories in Beijing and Guangdong comply with the Good Laboratory Practice, or “GLP”, standards.

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

We maintain a comprehensive quality assurance program to ensure that we are in compliance with applicable quality standards. To illustrate, our collaborating hospitals collect the cord blood from the newborns of our subscribers with a collection kit containing the necessary tools and instruments that we prepare and provide to the hospitals in advance. We also take charge of the transportation of the cord blood from the hospitals to our facilities to ensure the quality of the cord blood. When the cord blood arrives at our facilities, we begin testing and processing, including physical examination, whole blood cell and flow-cytometry counting, cultivation tests and microbe tests such as HIV, bacterial and virus tests. The testing results are verified by our officer in charge. Qualified cord blood units will then undergo a computer-controlled preparatory freezing process through which the cord blood units will be lowered to -90°C prior to cryopreservation. Throughout the process, our staff will monitor and verify that all information in relation to every cord blood unit is properly and accurately documented.

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

Competition

To date only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. The operators of the other three licensed cord blood banks are Eastern Union Stem Cell & Gene Engineering Co., Ltd. in Tianjin, Shanghai Stem Cells Technology Co., Ltd. in Shanghai and Sichuan Stem Cells Co., Ltd. in Sichuan. The MOH has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, cord blood banking licenses will be issued in up to three additional regions by 2015. We will seek to expand our geographical coverage by acquiring or collaborating with one or more successful applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood banking operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, more efficient management and higher level of technological expertise than us.

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

Employees

As of March 31, 2011, 2012 and 2013, we had 610, 795 and 890 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2013:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	196	278	51
Laboratory function	69	99	14
Management and administration	85	69	29
Total	350	446	94

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($8.1 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB141.4 million ($22.8 million) in aggregate to cover liabilities arising from storage of donated cord blood units. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contract obligations to our subscribers who needed such units for transplants; provided, however, the payments to which we are entitled in each incident are capped at RMB200,000 per person and RMB4.0 million in the aggregate.

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

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2013, we incurred approximately RMB8.5 million ($1.4 million) research and development expense, derived from internal research and development effort.

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

Investment in Cordlife (CBB and Cordlife Singapore after the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million in exchange for 24,366,666 shares of Cordlife. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. As of March 31, 2013, we hold 14.1% equity interest in CBB and 10.5% equity interest in Cordlife Singapore. Our investments in CBB and Cordlife Singapore are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets as of March 31, 2013 and we did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of cord blood banking services in India, Indonesia and the Philippines and Cordlife Singapore is a provider of cord blood banking services in Singapore and Hong Kong.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2012, over 1.1 million babies were born within the Shandong province during 2011. We believe Shandong represents a very sizable market opportunity.

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

According to the U.S. Census Bureau, the population of the world has reached approximately 7.1 billion in June 2013 and the number of newborns each year is currently between 130 and 135 million worldwide. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Current Market Conditions

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, cord blood banking licenses will be issued in up to three additional regions by 2015. According to the same notice, only one license will be granted to a cord blood bank in a designated provincial level region. Under this policy, a cord blood bank licensed to operate in a particular region has the advantage of becoming the sole operator of the licensed cord blood bank in that region.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•	Large number of newborns. According to the National Bureau of Statistics of China, China had a population of 1.3 billion persons and 16.1 million newborns as of and for the year ended December 31, 2011. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 105 million people in 2011, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of almost 20 million in 2011.

•	Growth in GDP and urban disposable income and increasing focus on healthcare. According to the National Bureau of Statistics of China, GDP per capita in China grew by 8.0%, 17.1% and 17.2% in 2009, 2010 and 2011, respectively. As average disposable income rises, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the MOH, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB1,998.0 billion in 2010, representing a compound annual growth rate of approximately 15.9%.

•	One-child policy in China. China has adopted a “one-child” policy, which has curtailed, subject to limited exceptions, families from having more than one child. This gives Chinese parents the incentive to store cord blood stem cells from their only child as it is difficult to obtain matching stem cells if that only-child needs a transplant. As the public awareness of benefits associated with cord blood banking increases, an increasingly large number of Chinese parents are expected to subscribe for cord blood banking services in order to enhance the survival chances of their children in the event of a critical illness, such as leukemia. Further, the “one-child” policy may increase the usage of cord blood banking services because there are no bone marrow cord blood units available from siblings which may potentially match the patient in need of transplants.

•	Increasing public awareness of the benefits associated with cord blood banking services. Operators of cord blood banks in China focus their sales and marketing efforts in hospitals, pre-natal clinics and wedding registries to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedure and potential benefits. Continuous customer education and expanded sales and marketing networks enable the operators to tap into a potential sizeable market with increased penetration rates and enlarged subscriber base.

•	Additional diseases that stem cells can be used to treat. Based on publicly available information, cord blood stem cells can be used to treat approximately 80 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover diseases that can be treated by stem cell therapies.

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

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The license to Zhejiang Cord Blood Bank was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their businesses combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the MOH and its regional DOHs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in February 2008.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the MOH nor any DOH has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Key Information — Risk Factors — Risks Relating to Our Business — If PRC regulators order operators of the licensed cord blood banks in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected” and “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China”.

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

The Measures emphasize the regulation of cord blood bank’s non-profit activities of collecting and storing cord blood from donors as well as supplying cord blood for clinical use, but they fail to provide clear stipulations regarding certain other activities that are frequently carried out in connection with cord blood banking, including cord blood banks’ offering fee-based commercial services of storing cord blood entrusted to them by subscribers for the benefit of those subscribers and not of the general public. As far as we know, all the operations of fee-based commercial services of storing cord blood in China, including without limitation, the operations of Jiachenhong, Nuoya, Lukou and Qilu all have the same business model and structure.

Our PRC legal counsel, JunZeJun Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding five paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if the cord blood banks we are operating are unable to obtain the license. Also, there is no assurance that we will be able to operate new licensed cord blood bank to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

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

The license is valid for a term of three years which may be renewed three months prior to expiration with the relevant DOH. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which expire on May 1, 2016, May 8, 2015 and September 21, 2013 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the DOH, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

Ownership of Cord Blood Units

Under the PRC Property Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the PRC Property Law. Assuming cord blood is considered as property under the PRC Property Law, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under PRC Contract Law, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matching cord blood units to patients in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, the subscription contracts we enter into with our subscriber expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of the subscribers who do not fulfill their payment obligations. If the cord blood units are donated to patients in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to compensate them and incur substantial monetary damages. See “Key Information — Risk Factors — Risks Relating to Our Business — We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation”.

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

Since the cord blood units are taken from human’s body, and in the case of our business operation, are entrusted to be stored by us principally for potential clinical use, which concerns personal right of enjoying his or her physical or medical well-being, the loss or damage to the cord blood units may be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. See “Key Information — Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly”.

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was last amended on December 24, 2011, which then became effective on January 30, 2012. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007 and 2011, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2011 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2011 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2011, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue””.

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liabilities companies and companies limited by shares. It is expected that the PRC Law of Wholly Foreign Owned Enterprises, or the WFOE Law, and its implementing regulations will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. Jiachenhong, Nuoya and Lukou, our subsidiaries in the PRC, are governed and will be affected by the PRC Company Law and the WFOE Law and their implementing rules. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is not a foreign invested enterprise under PRC Law.

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

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility”. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further fluctuation in the value of the Renminbi against the US dollar.

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

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidation distribution, equity sales proceeds, or return of funds upon a capital reduction. Further, this regulation requires repatriation into China by PRC residents of all dividend profits or capital gains that they obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such profits or gain. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On May 20, 2011, the SAFE issued the Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies Operating Instruction, or “the Operating Instruction”, which provides explicit rules and simplifies procedures under Notice 75. The Operating Instruction concentrates on filing materials and procedures of foreign exchange registration, alteration registration, supplementary registration and cancellation registration of offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area where one of the primary domestic enterprises is located, to comprehensively register with. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan. See “Key Information — Risk Factors — Risks Relating to Operations in China”.

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

We are a Cayman Islands company registered by way of continuation in the Cayman Islands on June 30, 2009.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2012 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. CCBS holds an indirect 100.0% interest in Jiachenhong, an indirect 100.0% interest (as of March 31, 2013) in Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 14.1% interest (as of March 31, 2013) in CBB and 10.5% interest in Cordlife Singapore (as of March 31, 2013), providers of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

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

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole licensed cord blood bank in Beijing, Nuoya is the operator of the sole cord blood banking licensee in Guangdong; and Lukou is the exclusive operator in Zhejiang. We also indirectly owned 24.0% effective interest in Qilu, the sole cord blood banking licensee in Shandong.

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

The cord blood bank in Guangdong operated by Nuoya received its cord blood banking license in June 2006. In May 2007, CSC South, our subsidiary, completed the acquisition of Nuoya. At that time, CSC South, being 90% owned by us, is the sole shareholder of Nuoya.

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

On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share. Total gross proceeds of $31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. As of March 31, 2013, such shares represented a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. Cordlife Singapore was listed on the Singapore Exchange on March 29, 2012.

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and events of default and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and events of default and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

On November 12, 2012, we completed a share purchase agreement with Cordlife Singapore, pursuant to which the Company sold to Cordlife Singapore, and Cordlife Singapore purchased, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South completed a shares repurchase agreement with Cordlife HK, pursuant to which CSC South repurchased the 10% of its shares previously held by Cordlife HK for approximately $16.8 million. Upon the completion of the transactions, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of completion date.

On February 7, 2013, Favorable Fort completed a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort repurchased the 17% of its outstanding ordinary shares not already indirectly owned by the Company from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.	Property, Plant and Equipment

As of March 31, 2013, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2014.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million ($16.1 million) for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million ($14.1 million). The Company is in the process of obtaining the ownership certificate.	5,562
Total			31,690

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, including Beijing, Guangdong and Zhejiang was estimated to be 1.8 million in 2011, accounting for approximately 45% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the National Bureau of Statistics of China, the nation has a newborn population of approximately 16.1 million in 2011; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3% in both 2011 and 2010 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

	Estimated no. of births in the Company’s operating regions(1)	New subscriber sign-ups (net)(2)	Estimated penetration rate in the Company’s operating regions
2010	1,873,406	56,518	3%
2011	1,782,445	53,924	3%

(1) Source: China Statistical Year Book 2011 and 2012. Calendar year information.

(2) Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies. Furthermore, our position as a significant shareholder with 14.1% equity interest (as of March 31, 2013) in CBB and 10.5% equity interest (as of March 31, 2013) in Cordlife Singapore, which are the leading cord blood banking operators in Southeast Asia, provides the foundation for further expansion into attractive markets such as India, Indonesia and the Philippines, and mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 525-person sales team has direct access to expectant parents through collaboration with 290 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 311,982 in March 2013.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2013, storage revenue represented 24.6% of our total revenues.

We recorded revenues and net income of RMB526.1 million ($84.7 million) and RMB119.6 million ($19.3 million), respectively, during our fiscal year ended March 31, 2013.

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

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenues from fees generated from our matching services, referred to in this report as “matching fees”, which reflect consideration for providing matching cord blood units collected from public donors to patients in need of transplants. Because a portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we are likely to benefit from economies of scale as the number of units stored at our cord blood facilities increases.

Our new subscriber sign-ups for the years ended March 31, 2011, 2012 and 2013 were 56,518, 53,924 and 72,228, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or successful license applicants in other regions. To service the various regions, we have storage facilities established across different regions. Our Beijing storage facility commenced operation in April 2009. We are in the process of expanding our storage capability in Guangdong as well as establishing a new storage facility to service the Zhejiang market. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

•	Acquisition of Nuoya. Prior to our acquisition of the right to operate in Guangdong through our acquisition of Nuoya, Nuoya did not engage in commercial operation and had no substantial liabilities, and its former management did not maintain complete, accurate and reliable financial information. We nonetheless proceeded with the investment because the cord blood bank operated by Nuoya had the exclusive right to operate in Guangdong, one of our target markets. Shortly after the acquisition, we remedied the situation by making the necessary corporate actions.

•	Investment in Lukou. In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million all during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cell banking service for expectant parents and to preserve cord blood units donated by the public but it had no commercial operation prior to our involvement.

•	Investment in Qilu. Qilu is the sole licensee in the Shandong province. It obtained permission from Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0%. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and state the investment at cost less impairment losses (if any).

•	Limited operating history. Our future prospects are subject to risks and uncertainties beyond our control. Part of our growth strategy involves acquiring business of other licensed cord blood banks or partnering with license applicants. Acquisition or partnership may introduce uncertainty and risk beyond our control. Nuoya was acquired by us in May 2007. While it has been in operation for years, its operating history is still considered limited comparing to our Beijing subsidiary. Hence, there may be unexpected events that will materially affect our operation in Guangdong, in turn affecting our group as a whole. In addition, Lukou has a very limited operating history and no commercial operation prior to our involvement, hence, there maybe unforeseeable event which can materially affect Lukou’s operation.

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

Average Revenue per Subscriber

Substantially all of our revenues are derived from the fees payable by subscribers in connection with the handling of the cord blood units of their newborns. Our standard package requires our subscribers to pay a one-time processing fee and an annual storage fee for a period up to 18 years. All fees are inclusive of a 5% business tax. Since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. If the examination results indicate that the cord blood stem cells are not viable for storage, in most situations we will refund approximately 70% - 74% of the processing fee and terminate the contract.

Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, we increased the one-time processing fee from RMB5,800 to RMB6,800.

Aside from the processing fee, the subscriber is obligated to make an annual payment of RMB980 (RMB620 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing). This annual payment consists of a storage fee of approximately RMB860 (approximately RMB500 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing) and an insurance premium of approximately RMB120. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

Because there is no written policy from the Bureau of Price in relation to the pricing of cord blood banking services, currently, we have the flexibility to set and adjust the subscription packages in response to changing market dynamics and have been targeting our subscription services at all expectant parents in our existing markets. For example, we offer medical practitioners, including doctors, nurses or other medical professionals, cord blood banking services at certain discounts from time to time. If subscription services become subject to price control in China, our financial condition and results of operations would be adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”.

Payment Methods for Subscribers

We offered our subscribers three payment options:

•	Option One: payment of a one-time processing fee of RMB6,800 (RMB5,800 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing; and RMB5,000 prior to April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB860 (RMB500 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing) payable each year for a period of 18 years.

•	Option Two: payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at a discount of 20% to the total amount of storage fees payable under the contract at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees (with no discount) at the time of subscription, had become available to new subscribers since February 1, 2009. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18) with no discount. Effective from April 1, 2011, subscribers in Guangdong who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640, representing a 20% discount of the one-time processing fee. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, subscribers who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB602 x 18) and a one-time processing fee of RMB6,800, representing a discount of RMB4,640 of the total storage fees payable over the contract period.

•	Option Three: payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year for a period of 18 years, representing a surcharge of RMB1,200 to the total amount of processing fees payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fees payable under the contract. Subscribers in Guangdong who choose this option between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fees payable under the contract. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fees payable under the contract. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years. Effective from May 1, 2013, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second anniversary of the subscription. The storage fee will be paid commencing on the third anniversary of subscription in subsequent four yearly installments of RMB3,380 each year, representing a discount of RMB1,960 of the total storage fees payable over the contract period. Payment option (3) is not offered to subscribers in Guangdong and Zhejiang.

For the year ended March 31, 2013, approximately 55.9% of new subscribers chose Option One, compared to 47.4% in the year ended March 31, 2012. Option Two represented approximately 40.9% and 34.9% of new subscribers signed up during the year ended March 31, 2013 and 2012 respectively. 3.2% of new subscribers chose Option Three for the year ended March 31, 2013, compared to 17.7% in the prior year. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. Accordingly, a decrease in new subscribers choosing Option Three resulted in a decrease in current accounts receivable. As of March 31, 2013, current accounts receivable amounted to RMB73.1 million ($11.8 million), compared to RMB79.0 million last year.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. As the new subscribers choosing Option Three decreased, the non-current accounts receivable as well as the total accounts receivable decreased. Non-current accounts receivable as of March 31, 2013 amounted to RMB249.4 million ($40.2 million) as compared to RMB254.2 million last year.

Turnover periods for current accounts receivable for the years ended March 31, 2011, 2012 and 2013 determined based on average current accounts receivable and revenues in the respective periods, were 75 days, 75 days and 53 days, respectively. The fluctuations on turnover days reflected the shift in new subscribers payment option.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•	Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Payment Option Three). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2013, there were 9,397 subscribers who had been delinquent for over 24 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this Annual Report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers. See “ Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years”.

•	For subscription contracts signed before January 1, 2008, we do not have the right to amend or terminate such subscription contracts as long as our subscribers continue to renew the contract over the 18-year period. Inflation in China may adversely impact our profit margins through increased costs of compensation and expenses. Although we believe that we could offset some of the effects of inflation through technological advances, economies of scale and operational efficiencies, our financial condition and results of operations may be materially adversely affected by increased operating costs. Starting from January 1, 2008, under the new subscription contract, we reserved the right to review and adjust the annual storage fee in accordance with the local inflation index.

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2013, we collaborate with 290 hospitals across Beijing, Guangdong and Zhejiang.

Our ability to generate revenue growth and the terms for service delivery depend, to a large extent, on our ability to develop and maintain collaborative relationships with prominent hospitals as we expand to a new market and strengthens our collaboration with hospitals in our existing markets. This is particularly the case for highly reputable hospitals or hospitals where we have derived a significant portion of revenues in the past and expect to continue to do so in the future. Termination or alteration of any contracts with any major collaborating hospitals could have a material adverse effect on our business.

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

Our likelihood of success in our application should be evaluated in light of following:

•	It generally takes several years to receive a cord blood banking license in China. Following the submission of a written notice to the DOH, the applicant usually would be required to incur significant initial investments, including costs associated with the construction of facilities, to demonstrate to the DOH that it is capable of meeting the stringent application requirements for a license prior to the receipt of such a license. For example, the cord blood bank in Beijing operated by Jiachenhong took six years to obtain its license, during which time it incurred substantial costs to construct facilities meeting the stringent application requirements prior to obtaining a license.

•	As the first operator of the licensed cord blood bank in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to obtain additional licenses. Currently, we have not formally submitted any written notice to any DOH concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the DOH in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “ Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected”.

•	There exist substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, prior to March 2005, there were construction of two cord blood banks in the regions outside Beijing as part of the strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available at the time. As we continued to monitor the government’s policy on regions where additional cord blood banking licenses were likely to be issued but basing on available information, we were unable to ascertain whether the locations of the two cord blood banks were regions where additional cord blood banking licenses in China were likely to be issued. As such, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord blood banking operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became an indirect wholly owned subsidiary upon the completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the National Bureau of Statistics of China, the number of newborns in Guangdong was approximately 1.1 million in 2011. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0%. Based on China Statistical Yearbook 2012, over 1.1 million babies were born within the Shandong province during 2011. It represented a very sizable market opportunity.

In February 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million to operate the Zhejiang Cord Blood Bank. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2012, over 0.5 million babies were born within the Zhejiang province during 2011. It also represented a very sizable market opportunity.

We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. Cordlife was then a company whose shares are listed on the Australian Securities Exchange and provides cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Our investments in Cordlife have been accounted for as an available-for-sale investment and were stated at fair value in our consolidated balance sheets as of March 31, 2011, 2012 and 2013, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. In June 2010, we entered into an agreement to underwrite an AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million and own 24,366,666 ordinary shares of Cordlife.

In June, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. As of March 31, 2013, such shares represented a 14.1% equity interest in CBB and a 10.5% equity interest in Cordlife Singapore. Our investments in CBB and Cordlife Singapore have been accounted for as available-for-sale investments and were stated at fair value in our consolidated balance sheets as of March 31, 2013, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary.

We may acquire operators with little experience in offering subscription services. It takes time for a new cord blood bank to achieve operating efficiencies and planned subscriber levels due to challenges typically associated with a new operation, including the need to establish strategic alliances with local hospitals, to train and certify medical professionals affiliated with these hospitals, and to hire and train sufficient sales and marketing personnel. Further, such acquisitions require significant capital expenditures as well as substantial investments of management time and other resources. As a result, we expect profitability will be under pressure shortly after expansion into a new geographical region, but we expect this trend to reverse after having completed much of the expansion required in the new market.

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

Since January 1, 2008, Nuoya was subject to a tax rate of 25% under the EIT Law. Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Nuoya due to its status as an HNTE in relation to the current and deferred taxes in prior periods was not accounted for until the year ended March 31, 2012 as Nuoya obtained the approval of enjoying the preferential rate in June 2011. As of the date of this report, Nuoya is still in the application process for renewal of the HNTE certificate. We believe that Nuoya meets all the criteria for the renewal of HNTE status and accordingly, applied 15% tax rate to measure taxable temporary differences that are expected to reverse by the calendar year ending December 31, 2015.

In accordance with the Notice of Promulgation of the Guidelines for Determination and Administration of High and New Technology Enterprises, which was jointly promulgated by the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on July 8, 2008, enterprises that were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws will have their qualifications remain valid if such qualifications have not expired, but such enterprises cannot continue to enjoy the corresponding preferential tax treatment unless they can be redetermined as HNTE pursuant to the Measures for Determination and the Guidelines. The redetermination procedures under the Measures for Determination and the Guidelines may be handled either prior to or after the expiration of the validity period of their qualification. Additionally, for high-tech enterprises that were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, Circular 39 shall continue to apply. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations”, and Note 17 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. We have not provided for income taxes on accumulated earnings of Jiachenhong and Nuoya as of March 31, 2013 since these earnings are planned to be reinvested indefinitely in the PRC. As of March 31, 2013, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB63.4 million ($10.2 million).

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. We also arrange an insurance policy for subscribers. Aside from the processing fee, the subscriber is obligated to make an annual payment which consists of a storage fee and an insurance premium; and such insurance premium is collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. We have no performance obligation to the subscriber with respect of the insurance policy. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition — Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13, Multiple-Deliverable Arrangements (“ASU 2009-13”), which was adopted by the Group in the fiscal year beginning April 1, 2011 on a prospective basis. The adoption of ASU 2009-13 did not have an impact on the consolidated financial statements, as the units of accounting, the allocation of the arrangement consideration to various units of accounting, and pattern and timing of revenue recognition did not change. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues are allocated to a delivered product or service when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

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

Subscribers may elect to pay the processing fee in full at the time of subscription, or a portion of that in installments, subject to a surcharge. The surcharge is recognized as interest income using the effective interest method. Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination. The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed. In addition, Payment Option Three has been in place for several years and has a satisfactory collection history. We believe collectability is reasonably assured, however, we continue to assess our ability to collect processing fees under Payment Option Three. In the event that there is a deterioration in our collection of processing fees under Payment Option Three, we may conclude that collectability of processing fees under this payment option is no longer reasonably assured, in which case we will cease the recognition of processing fees revenue upon the completion of processing services. Revenue generated from processing services will instead be recognized upon the actual cash collection or when collectability of such fees is otherwise determined to be reasonably assured.

With respect to matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize revenues when the cord blood unit is delivered and the risk of loss is transferred to the recipient. For further details regarding our revenue recognition, see Note 2(k) to our annual consolidated financial statements included elsewhere in this report.

Depreciation Charges

We depreciate the cost of fixed assets less their estimate of residual value on a straight-line basis over their estimated useful life. We estimate the useful lives of our buildings to be the shorter of the lease term or estimated useful lives of 37.5 years for buildings in Jiachenhong and 44 years for buildings in Nuoya, leasehold improvements to be the shorter of the lease term or estimated useful life of 10 years, machineries to be 5 to 10 years and our motor vehicles and other office equipment to be 3 to 5 years. We determine the estimated useful life of our assets based on the historical usage experience with similar assets and anticipated technology changes. Changes in the expected usage level, technological developments and the operation environment in the industry could impact the economic useful lives and the residual values of our assets. If the operation environment is to change more rapidly or in a different way than anticipated, the useful life assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We review the estimated useful life and estimated residual values of the assets no less frequently than annually. During the quarter ended March 31, 2013, we updated the estimated useful lives of certain machinery and office equipment in order to better match our depreciation expense with the periods these assets are expected to generate revenue based on planned and historical service periods. The new estimated useful lives were established based on historical service periods and external benchmark data of these assets. We accounted for the change of useful lives of property, plant and equipment in accordance with ASC 250, Accounting Changes and Error Corrections.  The effect of the change in useful lives impacted the depreciation expense in the quarter in which the change occurred and will impact depreciation expense in future periods. The effect of this change on net income and net income per share was a decrease of RMB1.6 million ($0.3 million) and RMB0.02 ($0.003), respectively, for the year ended March 31, 2013. See Note 2(h) to our annual consolidated financial statements included elsewhere in this report.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB39.7 million ($6.4 million) as of March 31, 2013. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2011, 2012 or 2013. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2013, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 20 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2013. The reported gross profit (gross margin) from our matching revenue were RMB1,464,000 (67%), RMB1,624,000 (68%) and RMB1,639,000 (65%) for the years ended March 31, 2011, 2012 and 2013 respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2013 would have increased/(deceased) gross profit by RMB99,000 and (RMB110,000) respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2013 would have increased/(deceased) gross profit by RMB85,000 and (RMB76,000) respectively.

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

Allowance for doubtful receivables was RMB50.5 million ($8.1 million) as of March 31, 2013, compared to RMB52.5 million as of March 31, 2012. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2011, 2012 or 2013. The net carrying value of our property, plant and equipment was RMB468.3 million ($75.4 million) as of March 31, 2013 compared to RMB267.9 million as of March 31, 2012. The net value of intangible assets was RMB125.2 million ($20.2 million) as of March 31, 2013 compared to RMB129.8 million as of March 31, 2012. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

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

Pursuant to the restructuring of Cordlife Singapore from Cordlife in June 2011, and the listing of Cordlife Singapore in March 2012, both investments in CBB and Cordlife Singapore were classified as available-for-sale equity securities and are stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. There was an increase in the market value of the ordinary shares of Cordlife Singapore and accordingly, total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2013 amounted to RMB59.8 million ($9.6 million). See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

The amortization expenses are recognized on a straight line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third party valuation firm in determining the fair value of the cord blood bank operating rights. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in light of the absence any other of the entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2011, 2012 and 2013, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million, and RMB1.0 million ($0.2 million), respectively. For the years ended March 31, 2011, 2012 and 2013, the amortization expense relating to the right to operate in Zhejiang amounted to RMB0.4 million, RMB3.7 million and RMB3.7 million ($0.6 million) respectively.

Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future. Despite the uncertainties resulting from the Catalogue revised in 2011, our assessment of the estimated economic useful life of the cord blood bank operating rights as of and for the year ended March 31, 2013 did not result in a change for the following reasons:

•	Under the Scientific Research, Technology Service and Geological Exploration section of the Catalogue revised in 2011, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the Catalogue revised in 2011 did not clearly define the scope of such prohibited business, it is uncertain whether it prohibits “diagnosis and treatment technology development and application” of stem cells only (a narrower interpretation and one not implicating our operations) or all stem-cell-related technology development and application. Although there is an uncertainty, we, after consultation with our PRC counsel, have no immediate evidence which leads to the conclusion that the services provided by our cord blood banks violate the Catalogue revised in 2011.

•	We have communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as noncompliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of the our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Guangdong Cord Blood Bank obtained a renewed cord blood banking license in May 2012 from the DOH of the Guangdong province after the Catalogue revised in 2011 was already effective. Neither Nuoya nor the Guangdong Cord Blood Bank operated by it encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license. In addition, our Beijing Cord Blood Bank also renewed its cord blood banking license in April 2013 without any major obstacle, hurdle or query.

Accordingly, based on the foregoing, we believe that the useful life of the intangible assets associated with our cord blood bank operating rights continues to be thirty years as of March 31, 2013. See Note 8 to our annual consolidated financial statements included elsewhere in this report.

Principal Components of Our Income Statement

Revenues

Revenues reflect the portion of the invoiced value of services to third-party customers earned, net of value-added tax (net of business tax prior to September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang) payable to government authorities. We have two types of customers: subscribers, who pay processing and storage fees pursuant to the terms of their subscription contracts as consideration for our subscription services, and transplant patients, who pay matching fees as consideration for our delivery of donated cord blood units for their operations.

The sources of our revenues consist of the following:

•	Processing fee. Gross processing fee, charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011. Since April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, gross processing fee of RMB6,800 is charged. Gross processing fee includes a 5% business tax and since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. Processing fee represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax or value-added tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay, subject to a surcharge (inclusive of a 5% business tax or 6% value-added tax), a portion of the processing fee in installments.

•	Storage fee. Gross storage fee, charged at the rate of approximately RMB500 per year prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing and is currently charged at RMB860 per year (inclusive of a 5% business tax or 6% value-added tax), represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee of approximately RMB500 for the first year’s storage services was recognized as revenue on a straight-line basis over the one year period, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the remaining storage period. Most of our subscribers elect to pay the storage fee on an annual basis at the beginning of each anniversary of the subscription contract.

•	Matching fee. Gross matching fee, currently charged generally at the rate of RMB15,000 (inclusive of a 5% business tax or 6% value-added tax), represents consideration for the successful identification and retrieval of a matching cord blood unit suitable for transplant. We record the matching fee as our revenue on a net of business tax or value-added tax basis. We recognize the matching fee when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

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

Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, direct labor, processing and storage supplies, and collection fee, generally vary depending on the number of units processed at facilities.

We record cord blood units donated by the public as our inventories and capitalize our related collection, testing and processing costs. These capitalized costs are recognized as direct costs of a unit only upon the shipment of the unit for use by the transplant patient or for research purposes.

Operating Expenses

Operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

•	Research and development expenses. Research and development expenses consist primarily of expenses incurred in research activities that are conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. Research and development expense are expensed immediately as they are incurred.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel; promotional and advertising expenses; travel expenses for sales and marketing activities and depreciation of equipment used for sales and marketing activities.

•	General and administrative expenses. General and administrative expenses consist primarily of compensation for the management team and the finance and administrative personnel; travel, lease and other expenses for general corporate purposes; and professional advisor fees. After completion of the share exchange on June 30, 2009, CCBC incurs a significantly higher level of legal, accounting and other expenses in order to comply with the requirements under the U.S. securities laws. Such additional expenses associated may have a negative impact on profitability.

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2013			2012		2011
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	84,711	526,123	100.0	380,490	100.0	339,532	100.0
Direct costs	(17,167)	(106,621)	(20.3)	(86,658)	(22.8)	(77,376)	(22.8)
Gross profit	67,544	419,502	79.7	293,832	77.2	262,156	77.2
Operating expenses
Research and development	(1,362)	(8,459)	(1.6)	(7,615)	(2.0)	(6,960)	(2.0)
Selling and marketing	(15,084)	(93,684)	(17.8)	(61,678)	(16.2)	(47,583)	(14.0)
General and administrative	(17,396)	(108,045)	(20.5)	(89,696)	(23.6)	(83,794)	(24.7)
Total operating expenses	(33,842)	(210,188)	(39.9)	(158,989)	(41.8)	(138,337)	(40.7)
Operating income	33,702	209,314	39.8	134,843	35.4	123,819	36.5
Other (expense)/income, net
Interest income	2,425	15,064	2.9	13,432	3.5	9,065	2.7
Interest expense	(11,286)	(70,097)	(13.3)	(3,287)	(0.9)	(2,606)	(0.8)
Exchange (loss)/gain	(158)	(984)	(0.2)	(1,343)	(0.4)	486	0.1
Dividend income	754	4,685	0.9	7,217	1.9	—	—
Others	33	203	0.0	737	0.3	1,378	0.4
Total other (expense)/income, net	(8,232)	(51,129)	(9.7)	16,756	4.4	8,323	2.4
Income before income tax	25,470	158,185	30.1	151,599	39.8	132,142	38.9
Income tax expense	(6,206)	(38,543)	(7.3)	(9,634)	(2.5)	(33,929)	(10.0)
Net income	19,264	119,642	22.8	141,965	37.3	98,213	28.9

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Revenues

Revenues increased by 38.3% to RMB526.1 million ($84.7 million) from RMB380.5 million in the year ended March 31, 2013. The increase was largely attributable to the increase in new subscribers and growing accumulated subscriber base. Benefiting from our effective marketing and promotion initiatives to deepen penetration in our operating regions and the “Dragon Year” baby boom, new subscribers for the current year increased to 72,228 during the year ended March 31, 2013, compared to 53,924 in the prior year. As of March 31, 2013, total units stored for our subscribers increased to 311,982, compared to 239,754 as of March 31, 2012. There was no material early termination recorded for the two years ended March 31, 2013 and 2012.

The growth in revenues was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure. For the year ended March 31, 2013, processing fees and storage fees accounted for approximately 75.4% and 24.6% of total revenues respectively, compared to the revenue structure in the year ended March 31, 2012 in which processing fees and storage fees accounted for 74.0% and 26.0% of total revenues, respectively. During the current year, processing fees and storage fees grew 40.9% and 30.8% to RMB396.6 million ($63.9 million) and RMB129.5 million ($20.8 million) respectively.

Direct Costs

Direct costs increased to RMB106.6 million ($17.2 million) for the year ended March 31, 2013, from RMB86.7 million in the prior year, which was largely attributable to the rising sales activities and the increase in depreciation expense for part of the newly acquired premises in Guangdong. For the year ended March 31, 2013, variable costs and fixed costs accounted for approximately 65.1% and 34.9% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct Labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

Gross Profit

For the year ended March 31, 2013, gross profit amounted to RMB419.5 million ($67.5 million), up 42.8% from RMB293.8 million for the year ended March, 31, 2012. The increase was in line with the increase in total revenues. Benefiting from economies of scale, gross margins for the year ended March 31, 2013 increased to 79.7%, compared to 77.2% in the prior year.

Operating Expenses

Operating expenses increased to RMB210.2 million ($33.8 million) for the year ended March 31, 2013, compared to RMB159.0 million for the year ended March 31, 2012.

•	Research and development expenses. For the year ended March 31, 2013, we incurred approximately RMB8.5 million ($1.4 million) research and development expenses, compared to RMB7.6 million in the prior year. Research and development expenses maintained at approximately 2% of revenues for both years ended March 31, 2013 and 2012, reflecting the Company’s continued focus on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•	Sales and marketing expenses. Sales and marketing expenses amounted to RMB93.7 million ($15.1 million) for the year ended March 31, 2013, increased by 51.9% as compared to RMB61.7 million in the prior year. Sales and marketing expenses rose as a result of our ongoing market and promotion campaigns. The increase was also attributable to the increase in sales force to better penetrate into Beijing, Guangdong and Zhejiang. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets within Beijing, Guangdong and Zhejiang.

•	General and administrative expenses. For the year ended March 31, 2013, general and administrative expenses rose to RMB108.0 million ($17.4 million) as compared to RMB89.7 million in the year ended March 31, 2012. The increase in general and administrative expenses was generally in line with the growth in revenues, and was largely attributable to the higher staff count to cope with the rapidly growing business operations and expanding subscriber base and to a lesser extent higher staff costs to cope with local inflation. The increase was also resulted from higher transaction costs related to the corporate restructuring during the current year.

Operating Income

As a result of the foregoing, operating income increased by 55.2% to RMB209.3 million ($33.7 million) for the year ended March 31, 2013, from RMB134.8 million for the year ended March 31, 2012.

Other Expense, Net

For the year ended March 31, 2013, we had net other expense amounted to RMB51.1 million ($8.2 million) while for the year ended March 31, 2012, we had net other income amounted to RMB16.8 million. The increase in net other expense was largely attributable to interest expenses related to the convertible notes issued to KKRCHL and Golden Meditech during the current year.

•	Interest Income. Interest income increased from RMB13.4 million in the year ended March 31, 2012 to RMB15.1 million ($2.4 million) in the current year, as a result of the increase in cash and cash equivalents from RMB794.3 million as of March 31, 2012 to RMB1,494.1 million ($240.6 million) as of March 31, 2013, which was largely attributable to rising sales activities, high adoption of upfront payment, and proceeds raised from the issuance of convertible notes during the current year.

•	Interest Expense. Interest expense increased to RMB70.1 million ($11.3 million) for the year ended March 31, 2013, compared with RMB3.3 million for the year ended March 31, 2012. The increase was largely attributable to the convertible notes issued to KKRCHL and Golden Meditech during the current year. Interest expense related to the convertible notes amounted to RMB66.6 million ($10.7 million). In June 2011, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million and bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. We repaid this loan in full in June 2012. Pursuant to this loan agreement, we incurred approximately RMB3.3 million interest expense for the year ended March 31, 2012. In July 2012, we entered into a loan agreement with another commercial bank in the PRC. The loan amounted to RMB50.0 million ($8.1 million) and bears a floating interest rate at 120% of the base lending rate quoted by the People’s Bank of China, which is re-priced quarterly. Pursuant to this loan agreements, we incurred approximately RMB3.5 million ($0.6 million) interest expense for the year ended March 31, 2013.

•	Dividend Income. For the year ended March 31, 2013, we recorded a dividend income received from Cordlife Singapore amounted to RMB4.7 million ($0.8 million) while for the year ended March 31, 2012, we recorded a dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, amounted to RMB7.2 million.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2013 amounted to RMB158.2 million ($25.5 million), up from RMB151.6 million for the year ended March 31, 2012.

Income Tax Expense

For the year ended March 31, 2013, we recorded an income tax expense of RMB38.5 million ($6.2 million), up 300.1% from RMB9.6 million for the year ended March 31, 2012. It represented an effective tax rate of 24.4% compared with 6.4% for the prior year. Higher effective tax rate for the year ended March 31, 2013 was mainly due to the following:

Jiachenhong has been certified as an HNTE in February 2012. Jiachenhong’s HNTE certificate was dated October 28, 2011 and was approved by relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period. RMB1.7 million tax benefit was recorded in last year’s consolidated statements of comprehensive income in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status. No such tax benefit was recorded for the year ended March 31, 2013.

Nuoya has been certified as an HNTE in June 2011. The HNTE certificate was dated December 28, 2010 and was approved by relevant PRC tax authority on June 2, 2011. Such status is valid retroactively as of January 1, 2010 and is valid for three years, which expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during the valid period. RMB13.0 million tax benefit was recorded in last year’s consolidated statements of comprehensive income in relation to the change in tax rate due to Nuoya’s HNTE status. No such tax benefit was recorded for the year ended March 31, 2013.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2013 amounted to RMB119.6 million ($19.3 million), compared to RMB142.0 million for the year ended March 31, 2012.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Revenues

Revenues increased by 12.1% to RMB380.5 million from RMB339.5 million in the year ended March 31, 2012. The increase was largely attributable to the 29.0% increase in accumulated subscriber base. As a result of the Company’s strategy to push for higher adoption of upfront payments, new subscribers were down to 53,924 during the year ended March 31, 2012, compared to 56,518 in the prior year, the impact was, however, offset by the higher processing fee per subscriber which was revised to RMB5,800 since April 1, 2011. As of March 31, 2012, total units stored for our subscribers increased to 239,754, compared to 185,830 as of March 31, 2011. There was no material early termination recorded for the two years ended March 31, 2012.

Our effective marketing and promotion initiatives have led to deepening penetration in our operating regions and continued growth in our total subscriber number. The growth in revenues was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure. For the year ended March 31, 2012, processing fees and storage fees accounted for approximately 74.0% and 26.0% of total revenues respectively. Compared to the revenue structure in the year ended March 31, 2011, processing fees and storage fees accounted for 79.1% and 20.9% of total revenues respectively. During the year, processing fees and storage fees grew 4.8% and 39.6% to RMB281.5 million and RMB99.0 million respectively.

Direct Costs

Direct costs increased to RMB86.7 million for the year ended March 31, 2012, from RMB77.4 million in the prior year, which was largely attributable to the increase in amortization expenses for intangible assets and cooperation fee paid to Zhejiang Provincial Blood Center for the operation in Zhejiang. For the year ended March 31, 2012, variable costs and fixed costs accounted for approximately 61.8% and 38.2% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct Labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

In the current year, the portion of fixed costs increased to 38.2% as compared to 30.3% in the prior year. The increase was largely attributable to the RMB2.0 million co-operation fee paid by Lukou to Zhejiang Provincial Blood Center for its consultancy services in relation to the operation of cord blood bank in Zhejiang (no such co-operation fee paid in the year ended March 31, 2011); and the amortization charges of the intangible asset related to Zhejiang Cord Blood Bank license, which was amounted to RMB3.7 million and RMB0.4 million in the year ended March 31, 2012 and March 31, 2011, respectively.

Gross Profit

For the year ended March 31, 2012, gross profit amounted to RMB293.8 million, up 12.1% from RMB262.2 million for the year ended March, 31, 2011. The increase was in line with the increase in total revenues. Gross margins for the year ended March 31, 2012 and March 31, 2011 were maintained at 77.2%.

Operating Expenses

Operating expenses increased to RMB159.0 million for the year ended March 31, 2012, compared to RMB138.3 million for the year ended March 31, 2011.

•	Research and development expenses. For the year ended March 31, 2012, we incurred approximately RMB7.6 million research and development expenses, compared to RMB7.0 million in the prior year. Research and development expenses maintained at approximately 2.0% of revenues for both years ended March 31, 2012 and 2011, reflecting the Company’s continued focus on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•	Sales and marketing expenses. Sales and marketing expenses amounted to RMB61.7 million for the year ended March 31, 2012, increased by 29.6% as compared to RMB47.6 million in the prior year. Sales and marketing expenses rose as a result of our ongoing market and promotion campaigns. The increase was also attributable to a 32.2% increase in sales force to better penetrate into Beijing, Guangdong and Zhejiang. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets, including Beijing, Guangdong and Zhejiang.

•	General and administrative expenses. For the year ended March 31, 2012, general and administrative expenses rose to RMB89.7 million as compared to RMB83.8 million in the year ended March 31, 2011. The increase in general and administrative expenses was generally in line with the growth in revenues, and was largely attributable to the higher staff count to cope with the rapidly growing business operations and expanding subscriber base.

Operating Income

As a result of the foregoing, operating income increased by 8.9% to RMB134.8 million for the year ended March 31, 2012, from RMB123.8 million for the year ended March 31, 2011.

Other Income, Net

For the year ended March 31, 2012, net other income amounted to RMB16.8 million, increased by RMB8.4 million as compared to the net other income in prior year. The increase in net other income was largely attributable to the RMB7.2 million dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, while no such income was distributed in the prior year.

•	Interest Income. Interest income increased from RMB9.1 million in the year ended March 31, 2011 to RMB13.4 million in the current year, as a result of: (i) the increase in cash and cash equivalents from RMB611.4 million as of March 31, 2011 to RMB794.3 million as of March 31, 2012, which was largely attributable to the expanding subscriber base and in line with the Company’s strategy to push for higher adoption of upfront payment; and (ii) the increase in the subscriber base who chose the installment payment plan.

•	Interest Expense. In June 2011, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million. The loan agreement bears a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. Pursuant to this loan agreement, we incurred approximately RMB3.3 million interest expense for the year ended March 31, 2012. In the year ended March 31, 2011, we also had a RMB45.0 million loan with the same commercial bank in the PRC with the same contract terms, and incurred approximately RMB2.6 million interest expense. The increase in interest expense was solely due to the increase in the base lending rate quote by the People’s Bank of China.

•	Dividend Income. We recorded a dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, amounting to RMB7.2 million during the year.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2012 amounted to RMB151.6 million, up from RMB132.1 million for the year ended March 31, 2011.

Income Tax Expense

For the year ended March 31, 2012, we recorded an income tax expense of RMB9.6 million, down 71.6% from RMB33.9 million for the year ended March 31, 2011. It represented an effective tax rate of 6.4%. The low effective tax rate was mainly due to the following:

Jiachenhong has been certified as an HNTE in February 2012. Jiachenhong’s HNTE certificate was dated October 28, 2011 and was approved by relevant PRC tax authority on February 15, 2012. Such status is valid retroactively as of January 1, 2011 and will expire on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. RMB1.7 million tax benefit was recorded in the consolidated statements of comprehensive income for the year ended March 31, 2012 in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status.

Nuoya has been certified as an HNTE in June 2011. The HNTE certificate was dated December 28, 2010 and was approved by relevant PRC tax authority on June 2, 2011. Such status is valid retroactively as of January 1, 2010 and is valid for three years, which will expire on December 31, 2012. As a result, Nuoya is subject to a reduced tax rate of 15% during the valid period. RMB13.0 million tax benefit was recorded in the consolidated statements of comprehensive income for the year ended March 31, 2012 in relation to the change in tax rate due to Nuoya’s HNTE status.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2012 amounted to RMB142.0 million, compared to RMB98.2 million for the year ended March 31, 2011.

Liquidity and Capital Resources

As of March 31, 2013, we had cash and cash equivalents of RMB1,494.1 million ($240.6 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. On July 11, 2012, we entered into a loan agreement with Hangzhou Bank in the PRC providing a one year bank loan facility to finance the purchase of raw materials. Such borrowings, which amounted to RMB50.0 million ($8.1 million) as of March 31, 2013, are denominated in RMB and are secured by our building in the PRC. Amounts outstanding bear a floating interest rate at 120% of the base lending rate quoted by the People’s Bank of China, which is re-priced quarterly. As of March 31, 2013, such rate was 7.2% per annum. Aside from the RMB50.0 million bank loan, we do not maintain any credit facilities. The bank loan has been repaid in full upon maturity on July 10, 2013.

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

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. We expect that we will finance our capex requirements with a combination of future offerings of equity or debt securities, bank borrowings at different subsidiary levels, and operating cash flows. Our need for, and the availability of, external financing is influenced by many factors, including profitability, operating cash flows, debt levels, contractual restrictions and market conditions. Other sources of cash will include dividend distributions and other payments from our subsidiaries.

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2013 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2013		2012	2011
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	93,166	578,632	353,858	176,585
Net cash used in investing activities	(79,494)	(493,717)	(122,945)	(33,914)
Net cash provided by/(used in) financing activities	99,620	618,718	(44,664)	193,141
Effect of foreign exchange rate change on cash and cash equivalents	(619)	(3,845)	(3,325)	(5,260)

Net Cash Provided by Operating Activities

As a result of the increase in the scale of our operations arising from the increase in new subscriber sign-ups, we had net operating cash inflow from payments received from subscribers for each of the three years ended March 31, 2011, 2012 and 2013.

Net cash provided by operating activities increased by 63.5% to RMB578.6 million ($93.2 million) during the year ended March 31, 2013, as compared to RMB353.9 million during the year ended March 31, 2012. The significant increase was attributable to the followings: (i) increase in operating income from RMB134.8 million in the year ended March 31, 2012 to RMB209.3 million ($33.7 million) in the current year; (ii) 40.9% of the new subscribers chose payment option two during the current year, as compared to 34.9% in the prior year; and (iii) expansion in accumulated subscriber base from 239,754 as of March 31, 2012 to 311,982 as of March 31, 2013.

Net cash provided by operating activities increased to RMB353.9 million during the year ended March 31, 2012, increased by 100.4% as compared to that during the year ended March 31, 2011. The significant increase was attributable to the followings: (i) increase in net income from RMB98.2 million in the year ended March 31, 2011 to RMB142.0 million in the year ended March 31, 2012; (ii) Company’s push for higher adoption of upfront payment, resulting in a 34.9% of the new subscribers in the year ended March 31, 2012 who chose payment option two, compared to 16.2% in the year ended March 31, 2011; (iii) increase in processing fee from RMB5,000 to RMB5,800 since April 1, 2011; and (iv) expansion in accumulated subscriber base from 185,830 as of March 31, 2011 to 239,754 as of March 31, 2012.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB493.7 million ($79.5 million) for the year ended March 31, 2013. Capital was mainly used for the acquisition of properties for the expansion of Guangdong storage facility and the establishment of new storage facility in Zhejiang. In addition, an earnest money of RMB213.2 million ($34.3 million) was made for a potential corporate development project and additional investment in Qilu of RMB54.8 million ($8.8 million).

Net cash used in investment activities amounted to RMB122.9 million for the year ended March 31, 2012. The cash was mainly used for the payment of RMB80.2 million for the cord blood bank license in the Zhejiang province, and an aggregate of RMB43.1 million for the purchase of property, plant and equipment.

Net cash used in investing activities was RMB33.9 million for the year ended March 31, 2011. We made payments of RMB20.3 million to purchase property, plant and equipment and RMB13.2 million to Cordlife as consideration for the 6,841,666 shares acquired during the year ended March 31, 2011.

Net Cash Provided by/(Used in) Financing Activities

Net cash provided by financing activities was RMB618.7 million ($99.6 million) for the year ended March 31, 2013. The cash was provided by the followings: (i) proceeds from the issuance of convertible notes (net of debt issuance costs) of RMB715.2 million ($115.2 million); (ii) proceeds from bank loan (net of repayment) of RMB5.0 million ($0.8 million); and (iii) net proceeds from the sale of treasury shares to Cordlife Singapore and acquisition of non-controlling interests of RMB25.3 million ($4.1 million). The overall increase was partially offset by the payments made for shares repurchase in the open market of RMB126.8 million ($20.4 million).

Net cash used in financing activities was RMB44.7 million for the year ended March 31, 2012. The cash was solely used for shares repurchase in the open market.

Net cash provided by financing activities was RMB193.1 million for the year ended March 31, 2011. We received proceeds from issuance of shares upon the public offering of RMB211.0 million and upon exercise of warrants of RMB11.8 million, offset by payments of offering costs and share repurchase of RMB19.0 million and RMB10.7 million, respectively.

Capital Expenditures

For the years ended March 31, 2011, 2012 and 2013, our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2013.

Amount Due

	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years	Total
	(RMB in thousands)
Short-term borrowings	50,000	—	—	—	50,000
Interest payments	996	—	—	—	996
Commercial commitments	5,770	8,000	8,000	40,167	61,937
Research and development	2,000	—	—	—	2,000
Convertible notes - principal	—	—	724,990	—	724,990
Convertible notes - interests	50,747	101,494	331,954	—	484,195
Operating lease obligations	3,039	1,498	11	—	4,548
	112,552	110,992	1,064,955	40,167	1,328,666

•	Short-term borrowing. The Group entered into a loan agreement with a commercial bank in the PRC for a term of one year and will be due in July 2013. The loan bears a floating interest rate at 120% of the base lending rate quoted by the People’s Bank of China, which is re-priced quarterly. As of March 31, 2013, the bank loan bears interest at 7.2% per annum.

•	Commercial commitments. The commercial commitments primarily relate to the fees payable to Peking University People’s Hospital, Guangdong Women and Children’s Hospital and Health Institute and Zhejiang Provincial Blood Center pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years, a fixed annual amount of RMB2.0 million ($0.3 million) for a term of twenty years and a fixed annual amount of RMB2.0 million ($0.3 million) for a term of three years, respectively.

•	Research and development. We entered into an agreement with a research institution for the research and development of medical treatments that make use of cord blood stem cells. We are obligated to pay RMB2.0 million ($0.3 million), upon the issue of a new medicine certificate for the new medicine currently under research and development.

•	Operating leases. The operating lease obligations relate to the lease agreements for leasing certain premises in Guangdong and Zhejiang provinces and also between us and a subsidiary of Golden Meditech regarding the leasing of certain premises in Beijing.

•	Convertible notes. On April 27, 2012 and October 3, 2012, we completed the sale of $65 million and $50 million in aggregate principal amount of 7% senior unsecured convertible notes to KKRCHL and Golden Meditech, respectively. The 5 years convertible notes carry an interest rate of 7% on unconverted portion of the notes and payable annually. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were, 103.3, 105.4 and 102.7 in 2010, 2011 and 2012, respectively.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board. The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. The Company adopted the new guidance on April 1, 2012. The adoption did not have a material impact on the Company’s consolidated financial statements or related disclosures.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on April 1, 2013. The adoption will not have a material impact on the Company’s consolidated financial statements or related disclosures.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Yuen Kam (3)	51	Chairman of the Board
Ting Zheng (3)	41	Chief Executive Officer and Director
Albert Chen	37	Chief Financial Officer and Director
Mark D. Chen (1)(2)	45	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)	49	Independent Non-executive Director
Jennifer J. Weng (1)(2)	45	Independent Non-executive Director
Julian J. Wolhardt (2)(3)	40	Independent Non-executive Director
Jeremy Yee (2)	43	Independent Non-executive Director
Yue Deng	43	Chief Executive Officer — Beijing Division
Rui Arashiyama	54	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	59	Chief Technology Officer

(1)	Members of audit committee

(2)	Member of compensation committee

(3)	Member of nominating and corporate governance committee

Yuen Kam, serves as our chairman and also chairman of the Nominating and Corporate Governance Committee. He is responsible for the strategic direction of CCBC. He is also the founder, chairman and chief executive officer of Golden Meditech with over 20 years of experiences in the healthcare industry. Mr. Kam also serves as the chairman of CBB. He received his Bachelor of Arts degree in Japanese from the Beijing Second Foreign Languages Institute, the PRC.

Ting Zheng, serves as our chief executive officer and director. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Ms. Zheng became a non-executive director of Golden Meditech starting from August 2012. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China.

Albert Chen, serves as our chief financial officer and a director. He is in charge of CCBC’s finance-related matters, including accounting and budget planning. He is also involved in CCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He had served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. During his employment as an analyst in UOB Kay Hian from 2003 to March 2005, he was a senior analyst specializing in the pharmaceutical and healthcare industries and was ranked as one of the best analysts for small cap companies in the region in a poll conducted by Asia Money among brokers in 2003. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. Since 1998, Mr. Chen has been a founding general partner of Easton Capital Investment Group and its various affiliated funds, a New York based private equity investment firm, and has served in various positions, including managing director and, and currently a venture partner, a position he has held since 2005. He is currently a director and chairman of the audit committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University. Mr. Chen is the spouse of Jennifer J. Weng.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Ken Lu is the chief executive officer of Seres Asset Management Limited, an investment management company focusing on the Asian equity markets. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or CSFB). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and audit committees of AsiaInfo-Linkage Inc., China Techfaith Wireless Communication Technology Limited, and China Biologic Products Inc., all listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She is currently a Managing Director of Pantheon Pacific Capital Management Ltd., an investment management and advisory company. Previously, she had held a variety of research and financial management positions with companies including Mizuho, Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. Ms. Weng is the spouse of Mark D. Chen.

Julian J. Wolhardt, serves as one of our independent non-executive directors. He is a partner of KKR Asia Limited focusing on private equity transactions in the Greater China region. Prior to joining KKR Asia Limited, Mr. Wolhardt was with Morgan Stanley Private Equity Asia and was responsible for its private equity business in China. Mr. Wolhardt has been actively involved in advising on investments in Yageo Corporation, China Modern Dairy, Far East Horizon, and China Outfitters. Mr. Wolhardt currently serves as a non-executive director of China Modern Dairy Holdings Limited, and an independent non-executive director of China Mengniu Dairy Company Limited. Mr. Wolhardt is a Certified Public Accountant and Certified Management Accountant. He received a bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign).

Jeremy Yee, serves as one of our independent non-executive directors. He is the executive director and chief executive officer of Cordlife Singapore. Mr. Yee is responsible for identifying and implementing company-wide business growth strategies and organizational structures of Cordlife Singapore. He was previously the chief financial officer of Cordlife from 2004 to 2011. Prior to being the chief financial officer of Cordlife, Mr. Yee was a director of Corporate Development and the chief operating officer of Cordlife. Mr. Yee has worked at KPMG LLP, United Overseas Bank, Amex and other financial institutions in various audit, financial & management positions. He holds a BA (Econ) (Hons) from the University of Manchester and a BCom (Prof Acct) from Murdoch University. In addition, he also holds a MCom from the University of Sydney, MBA from NTU and The University of Chicago Booth School of Business.

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

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Lukou and is responsible for the formulation and implementation of marketing strategy for two markets. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Languages Institute) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

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

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. Currently Mr. Mark D. Chen, Mr. Albert Chen and Mr. Jeremy Yee are Class A directors, Ms. Ting Zheng and Dr. Ken Lu will be Class B directors, and Mr. Yuen Kam, Ms. Jennifer J. Weng and Mr. Julian J. Wolhardt will be Class C directors.

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

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•	Ms. Yuen Kam, who is our chairman and director.

•	Ms. Ting Zheng, who is our chief executive officer and director.

•	Mr. Albert Chen, who is our chief financial officer and director.

•	Ms. Yue Deng, who is our chief executive officer of the Beijing division.

•	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions.

•	Ms. Xin Xu, who is our chief technology officer.

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

For the fiscal years ended March 31, 2011, 2012 and 2013, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

•	Base salary. We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our board of directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our board of directors and compensation committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our board of directors and compensation committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

•	Annual bonus. Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans and providing executive officers performance incentives for attaining specific goals.

•	Severance benefits. Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers.

Name and Principal Position	Year ended March 31,	Salary (1) ($)	Bonus (1) ($)	Total (1) ($)
Yuen Kam	2013	—	—	—
Chairman
Ting Zheng	2013	252,161	257,636	509,797
Chief Executive Officer	2012	201,208	257,546	458,754
	2011	180,386	257,235	437,621
Albert Chen	2013	252,161	257,636	509,797
Chief Financial Officer	2012	201,208	257,546	458,754
	2011	180,386	257,235	437,621
Yue Deng	2013	132,731	64,409	197,140
Chief Executive Officer – Beijing Division	2012	125,665	51,509	177,174
	2011	105,137	42,444	147,581
Rui Arashiyama	2013	213,770	64,409	278,179
Chief Executive Officer	2012	147,685	42,495	190,180
– Guangdong and Zhejiang Divisions	2011	131,043	29,582	160,625
Xin Xu	2013	114,548	51,300	165,848
Chief Technology Officer	2012	109,796	38,632	148,428
	2011	68,286	179,990	248,276

(1)	Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings in Hong Kong dollars for the years ended March 31, 2011, 2012 and 2013. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 29, 2013, which was HK$7.7629 to $1.00. Ms. Yue Deng, Ms Rui Arashiyama and Ms Xin Xu were partly paid by CSC Holdings in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing and Guangdong for the years ended March 31, 2011, 2012, 2013. Ms Rui Arashiyama was partly paid by our PRC subsidiary in Zhejiang for the year ended March 31, 2013. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into US dollars was the noon buying rate as of March 29, 2013, which was HK$7.7629 to $1.00 and RMB6.2108 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. See “Key Information — Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control”. Except for these new service contracts, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws.

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

Audit Committee. The audit committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chairman of our audit committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

Our board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	review and approve any related party transactions;

•	such other matters that are specifically delegated to the audit committee by our board of directors after the Business Combination from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee. The compensation committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Ms. Jennifer J. Weng, Mr. Julian J. Wolhardt and Mr. Jeremy Yee. Mr. Chen is the chairman of our compensation committee. Mr. Chen, Dr. Lu, Ms. Weng, Mr. Wolhardt and Mr. Yee do not have any direct or indirect material relationship with CCBC other than as a director.

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

Nominating and Corporate Governance Committee. The nominating and corporate governance committee consists of Mr. Yuen Kam, Ms. Ting Zheng, Dr. Ken Lu and Mr. Julian J. Wolhardt. Mr. Kam is the chairman of our nominating and corporate governance committee. Dr. Lu and Mr. Wolhardt do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the nominating and corporate governance committee:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors;

•	considering nominees proposed by our shareholders;

•	annually reviewing and reassessing the adequacy of the charter;

•	establishing and periodically assessing the criteria for the selection of potential directors;

•	making recommendations to the board of directors on new candidates for board membership; and

•	such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors after the Business Combination from time to time.

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

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employments by or fiduciary relationships with CCBC. Golden Meditech is a publicly traded company on the Main Board of the Hong Kong Stock Exchange. The laws of Hong Kong strictly prohibit any director, officer or employee of a publicly traded company, whenever and in whatever capacity employed, from trading company securities while aware of material non-public information about the company.

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

As of March 31, 2011, 2012, 2013, we had 610, 795 and 890 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2013:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	196	278	51
Laboratory function	69	99	14
Management and administration	85	69	29
Total	350	446	94

As a committed and socially responsible healthcare company, we believe that people are the most important asset of our business. As a result, we aim to remunerate our employees based on their experience, job requirements and performances. Our compensation package typically consists of the basic salary, discretionary bonuses and share options. Our employees are not represented by any collective bargaining agreement, and we have never experienced a strike. We believe we have been successful in maintaining a harmonious relationship with our employees.

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

Name and Address (1)	Number of Shares Beneficially Owned	Percentage of Ownership (2)
Directors and executive officers:
Yuen Kam (3)	9,775,696	10.8%
Ting Zheng	1,071,994	1.5%
Albert Chen (4)	393,064	*
Mark D. Chen (5)	398,144	*
Dr. Ken Lu (6)	314,049	*
Jennifer J. Weng (5)	398,144	*
Yue Deng	142,934	*
Xin Xu	71,466	*
All directors and executive officers as a group	12,167,347	13.4%
Principal shareholders:
Golden Meditech Holdings Limited (7)	48,299,307	53.3%
Kent C. McCarthy (8)	8,268,506	11.3%
Atlantis Capital Holdings Limited (9)	4,292,268	5.9%
KKR China Healthcare Investment Limited (10)	22,903,454	23.9%
Cordlife Group Limited	7,314,015	10.0%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, S.A.R.

(2)	Percentages based on 73,003,248 shares outstanding as of July 31, 2013, excluding shares owned by us.

(3)	Includes (i) 357,331 ordinary shares held by Yuen Kam; and (ii) 9,418,365 ordinary shares (see note (7) below) beneficially owned by Golden Meditech in which Yuen Kam owns 19.5% of its issued ordinary shares.

(4)	Includes (i) 321,598 ordinary shares held by Albert Chen, and (ii) 71,466 ordinary shares held by his spouse.

(5)	Includes (i) 53,488 ordinary shares held by Jennifer J. Weng, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mark D. Chen, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mark D. Chen. Mark D. Chen and Jennifer J. Weng are married.

(6)	Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director.

(7)	Includes (i) 30,681,266 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech; and (ii) 17,618,041 ordinary shares issuable upon conversion of senior convertible notes, with principal amount of $50 million at a conversion price of $2.838 per share, held by Golden Meditech. Golden Meditech has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 19.4% of the Company’s enlarged share capital. The senior convertible notes were issued on October 3, 2012. As of the date of this report, Golden Meditech has not converted any portion of its convertible notes into the Company’s ordinary shares.

(8)	Includes (i) 1,928,211 ordinary shares held by JCF CO LF, L.P., and (ii) 6,340,295 ordinary shares held by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is the manager of Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the general partner of JCF CO LF, L.P. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by JCF CO LF, L.P., and have reported that they share voting power and dispositive power over such securities.

(9)	Includes 4,292,268 ordinary shares held by Atlantis Investment Management (Hong Kong) Limited, a wholly owned subsidiary of Atlantis Capital Holdings Limited.

(10)	Represents 22,903,454 ordinary shares issuable upon conversion of senior convertible notes, with a principal amount of $65 million at a conversion price of $2.838 per share, held by KKRCHL. KKRCHL has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 23.9% of the Company’s enlarged share capital. The senior convertible notes were issued on April 27, 2012. As of the date of this report, KKRCHL has not converted any portion of its convertible notes into the Company’s ordinary shares.

As of June 30, 2013, 38.8% of our outstanding ordinary shares are held by 8 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

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

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a non-wholly owned subsidiary of Golden Meditech and is engaged in the medical equipment manufacturing business. The property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000, for a period of 5.5 years expiring in December 2014. The new lease covers premises of 1,920 square meters.

Convertible notes

On October 3, 2012 we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

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

On October 3, 2012 we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and events of default and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2013, the high and low sale prices for CCBC’s shares and warrants, respectively, as reported on the NYSE or the Over-the-Counter Bulletin Board, as applicable (See Item 9C for the dates that the securities were traded on each market).

	Shares		Warrants
	High	Low	High	Low
Fiscal Annual Highs and Lows
2011	$6.11	$2.92	$0.98	$0.17
2012	3.38	2.16	NA	NA
2013	3.20	2.41	NA	NA
Fiscal Quarterly Highs and Lows
2012
First Quarter	3.70	2.90	N/A	N/A
Second Quarter	3.62	2.77	N/A	N/A
Third Quarter	3.15	1.85	N/A	N/A
Fourth Quarter	3.38	2.16	N/A	N/A
2013
First Quarter	3.20	2.59	N/A	N/A
Second Quarter	2.79	2.41	N/A	N/A
Third Quarter	2.95	2.60	N/A	N/A
Fourth Quarter	2.95	2.59	N/A	N/A
2014
First Quarter	3.02	2.76	N/A	N/A
Monthly Highs and Lows
January 2013	2.75	2.60	N/A	N/A
February 2013	2.95	2.59	N/A	N/A
March 2013	2.93	2.73	N/A	N/A
April 2013	2.94	2.76	N/A	N/A
May 2013	3.02	2.76	N/A	N/A
June 2013	2.94	2.76	N/A	N/A

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares. As of March 31, 2013, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 73,140,147 ordinary shares fully paid or credited as fully paid.

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

Alteration of Rights. Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds (66 and 2/3%) of votes cast at a meeting of the shareholders.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE. While our ordinary shares are currently listed and traded on the NYSE, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, cash dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules”, but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2013, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold such shares for their fair market value on the “qualification date” . The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

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

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

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

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interests in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-202-551-8090 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

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

We had cash and cash equivalents denominated in U.S. dollars of approximately $1.5 million as of March 31, 2013. As a portion of U.S. dollars were held by our subsidiary whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2013, we had cash and cash equivalents of RMB1,494.1 million ($240.6 million). Aside from the RMB50.0 million ($8.1 million) bank loan and RMB751.8 million ($121.0 million) convertible notes, we do not maintain any credit facilities as of March 31, 2013. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2013, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2013 from RMB5.8 million ($0.9 million) to RMB5.2 million ($0.8 million).

Equity Price Risk

As of March 31, 2013, we had available-for-sale equity securities of RMB88.4 million ($14.2 million). The available-for-sale equity securities represent our equity investment in CBB and Cordlife Singapore, which are publicly traded company on the Australian Securities Exchange and Singapore Exchange, respectively. As of March 31, 2013, we owned 14.1% of CBB shares and 10.5% of Cordlife Singapore shares. Both investments in CBB and Cordlife Singapore are exposed to price fluctuations. As of March 31, 2013, there were total unrealized net holding losses of RMB3.0 million ($0.5 million) recorded in CBB and total unrealized net holding gains of RMB59.8 million ($9.6 million) recorded in Cordlife Singapore, respectively.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. We further increased our equity interest in Qilu to 24.0% in February 2013. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we accounted for our equity ownership in Qilu at cost less impairment losses and the investment is subject to impairment assessments depending on Qilu’s operational performance, local demographic trend and the economic environment of the Shandong province.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.	Use of Proceeds

In November 2009, we completed an offering of 3,305,786 ordinary shares at a public offering price of $6.05 per ordinary share. In January 2010 the underwriters in the offering exercised their over allotment option in full for an additional 495,867 shares at the offering price resulting in an aggregate of 3,801,653 shares issued in the offering. We received net proceeds from this offering of approximately $20.5 million, after deducting underwriting discounts. The principal purposes of this offering were to increase the liquidity of the public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for general corporate purposes and potential acquisitions. As of the date of this report, we have allocated a portion of the net proceeds of the offering for acquisition and investment purposes and the remaining proceeds on acquisitions.

On November 5, 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share. Total gross proceeds of $31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to KKRCHL. Also, on October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. Total proceeds from both convertible notes of $115 million raised will be used for capacity expansion, potential acquisition and general corporate purpose.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2013. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2013, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2013.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2013.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Cord Blood Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated July 31, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
July 31, 2013

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

	2013	2012	2011
	RMB	RMB	RMB
	(in thousands)
Audit fees (1)	5,969	5,837	5,312
Audit related fees	—	—	—
Tax fees	—	—	—
Total fees	5,969	5,837	5,312

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013. On July 24, 2013, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months, to continue until July 24, 2014. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice.

The following table sets forth certain information regarding the shares that the Company has repurchased during the year ended March 31, 2013:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	Outstanding Mandate in Dollar Value
May 2012	96,350	$2.76	96,350	$13,422,171
June 2012	1,571,595	$2.92	1,667,945	$8,836,173
July 2012	1,523,099	$2.54	3,191,044	$4,965,012
July 2012	—	$—	—	$20,000,000
August 2012	542,973	$2.57	3,734,017	$18,604,195
September 2012	342,038	$2.77	4,076,055	$17,657,877
October 2012	2,408,381	$2.73	6,484,436	$11,073,310
November 2012	966,478	$2.76	7,450,914	$8,404,437

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

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

The NYSE Listed Company Manual provides that each member of a listed company’s Nominating and Corporate Governance Committee must be “independent” as set forth in Section 303A.02 of the NYSE Listed Company Manual. We currently expect to use this exception to enable us to appoint non-independent director(s) to our Nominating and Corporate Governance Committee. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

ITEM 16H.	MINE SAFETY DISCLOSURE

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Certificate for Ordinary Shares (1)
2.2	Form of Senior Debt Securities Indenture (2)
2.3	Form of Subordinated Debt Securities Indenture (2)
4.1	2009 Share Option Scheme (1)
4.2	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant (1)
4.3	Subscription Agreement between China Cord Blood Services Corporation and Cordlife (1)
4.4	The Agreement and Plan of Merger, Conversion and Share Exchange by and among Pantheon China Acquisition Corp, Pantheon Arizona Corp., China Cord Blood Services Corporation, Golden Meditech Company Limited and the selling shareholders of China Cord Blood Services Corporation (1)
4.5	Summary Translation of Working Capital Loan Agreement, dated as of June 27, 2011, by and between Beijing Jiachenhong Biological Technologies, Co., Ltd. and Hua Xia Bank (3)
4.6	Promissory Note, as of June 30, 2009 (1)
4.7	Acquisition Agreement, dated February 24, 2010, between China Stem Cells (East) Company Limited, a subsidiary of the Registrant and Glorysun Holdings Group Limited (2)
4.8	English translation of Framework Agreement, dated September 15, 2010 between Zhejiang Provincial Blood Center and Beijing Cord Blood Hematopoietic Stem Cells Bank, a subsidiary of the Registrant (4)
4.9	2011 China Cord Blood Corporation Restricted Share Unit Scheme (5)
4.10	Marketing Collaboration Agreement, dated as of May 18, 2011, by and between Cordlife (Hong Kong) Ltd. and China Cord Blood Corporation (3)
4.11	Convertible Note Purchase Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 12, 2012 (6)
4.12	7% Senior Convertible Note issued to KKR China Healthcare Investment Limited due 2017 (6)
4.13	Registration Rights Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 27, 2012 (6)

4.14	Director Indemnification Agreement between China Cord Blood Corporation and Julian J. Wolhardt dated April 27, 2012 (6)
4.15	Indemnification Priority and Information Sharing Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated as of April 27, 2012 (6)
4.16	Convertible Note Purchase Agreement between China Cord Blood Corporation and Golden Meditech Holdings Limited dated October 3, 2012 (7)
4.17	7% Senior Convertible Note issued to Golden Meditech Holdings Limited due 2017 (7)
4.18	Registration Rights Agreement between China Cord Blood Corporation and Golden Meditech Holdings Limited dated October 3, 2012 (7)
4.19	Share Purchase Agreement, dated August 15, 2012, between China Cord Blood Corporation and Cordlife Group Limited (8)
4.20	Shares Repurchase Agreement, dated August 15, 2012, between China Stem Cells (South) Company Limited and Cordlife (Hong Kong) Limited (8)
4.21	Registration Rights Agreement between China Cord Blood Corporation and Cordlife Group Limited dated November 12, 2012 (8)
4.22	Director Indemnification Agreement between China Cord Blood Corporation and Jeremy Pinh Yee dated November 12, 2012 (8)
4.23	Shares Purchase Agreement, dated December 6, 2012, between Favorable Fort Limited and Cordlife Services (S) Pte. Ltd. (9)
4.24	Summary Translation of Guangzhou City Real Estate Purchase Agreement, dated June 28, 2012, between Guangzhou CD Manufacturing Co., Ltd and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd.
4.25	Summary Translation of Hundsun (Hangzhou) Science & Technology Park Property Transfer Agreement, dated January 25, 2013, between Hangzhou Hundsun Baichuan Technology Co., Ltd. and Beijing Jiachenhong Biological Technologies Co., Ltd.
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial and Accounting Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-168873)

(1)	Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

(2)	Incorporated by reference to the registration statement on Form F-3 of the Registrant (File No. 333-168873).

(3)	Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on September 28, 2011.

(4)	Incorporated by reference to exhibit 99.2 to the report of foreign private issuer on Form 6-K, filed by the Registrant on September 15, 2010.

(5)	Incorporated by reference to Appendix A of exhibit 99.1 to the report of foreign private issuer on Form 6-K, filed by the Registrant on January 18, 2011.

(6)	Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on April 30, 2012.

(7)	Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on September 28, 2012 and October 3, 2012.

(8)	Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on August 15, 2012 and November 13, 2012.

(9)	Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on December 6, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION

July 31, 2013	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/KPMG

Hong Kong, China

July 31, 2013

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2012	2013	2013
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		794,311	1,494,099	240,565
Accounts receivable, less allowance for doubtful accounts
(March 31, 2012: RMB13,916; March 31, 2013: RMB14,112 (US$2,272))	3	79,012	73,076	11,766
Inventories	4	6,666	10,265	1,652
Prepaid expenses and other receivables	5	11,561	11,602	1,868
Trading securities		354	-	-
Debt issuance costs	14	-	3,678	592
Deferred tax assets	17(c)	5,268	5,454	878
Total current assets		897,172	1,598,174	257,321

Property, plant and equipment, net	6	267,862	468,272	75,397
Non-current prepayments	7	2,863	212,633	34,236
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2012: RMB38,628; March 31, 2013: RMB36,361 (US$5,855))	3	254,236	249,370	40,152
Inventories	4	34,651	39,730	6,396
Intangible assets, net	8	129,791	125,170	20,154
Available-for-sale equity securities	9	98,199	88,404	14,234
Other investment	10	134,363	189,129	30,452
Debt issuance costs	14	-	11,667	1,879
Deferred tax assets	17(c)	5,013	3,727	600
Total assets		1,824,150	2,986,276	480,821

LIABILITIES

Current liabilities
Bank loan	11	45,000	50,000	8,050
Accounts payable		6,343	9,890	1,592
Accrued expenses and other payables	12	33,351	84,006	13,527
Deferred revenue	13	106,110	172,328	27,747
Amounts due to related parties	20	360	11,241	1,810
Income tax payable		5,943	4,983	802
Total current liabilities		197,107	332,448	53,528

Convertible notes	14	-	751,781	121,044
Non-current deferred revenue	13	306,534	530,258	85,377
Other non-current liabilities	12(i)	60,420	107,158	17,254
Deferred tax liabilities	17(c)	24,462	23,168	3,730
Total liabilities		588,523	1,744,813	280,933

EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013	15(a)	50	50	8
Additional paid-in capital		865,654	798,221	128,522
Treasury stock, at cost (March 31, 2012: nil; March 31, 2013: 136,899 shares)	15(d)	-	(2,815)	(453)
Accumulated other comprehensive income		26,057	18,256	2,939
Retained earnings		310,973	423,420	68,175
Total equity attributable to China Cord Blood Corporation		1,202,734	1,237,132	199,191

Non-controlling interests		32,893	4,331	697

Total equity		1,235,627	1,241,463	199,888

Commitments and contingencies	24	-	-	-

Total liabilities and equity		1,824,150	2,986,276	480,821

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except share data)

		Year ended March 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$

Revenues	16	339,532	380,490	526,123	84,711
Direct costs		(77,376)	(86,658)	(106,621)	(17,167)
Gross profit		262,156	293,832	419,502	67,544

Operating expenses
Research and development		(6,960)	(7,615)	(8,459)	(1,362)
Sales and marketing		(47,583)	(61,678)	(93,684)	(15,084)
General and administrative		(83,794)	(89,696)	(108,045)	(17,396)
Total operating expenses		(138,337)	(158,989)	(210,188)	(33,842)

Operating income		123,819	134,843	209,314	33,702

Other income/(expense), net
Interest income		9,065	13,432	15,064	2,425
Interest expense	6	(2,606)	(3,287)	(70,097)	(11,286)
Exchange gain/(loss)		486	(1,343)	(984)	(158)
Dividend income	9&10	-	7,217	4,685	754
Others		1,378	737	203	33
Total other income/(expense), net		8,323	16,756	(51,129)	(8,232)

Income before income tax		132,142	151,599	158,185	25,470

Income tax expense	17(a)	(33,929)	(9,634)	(38,543)	(6,206)
Net income		98,213	141,965	119,642	19,264

Net income attributable to non-controlling interests		(6,510)	(9,985)	(7,195)	(1,158)
Net income attributable to China Cord Blood Corporation shareholders		91,703	131,980	112,447	18,106

Net income per share:	19
Attributable to ordinary shares
- Basic		1.31	1.79	1.49	0.24
- Diluted		1.31	1.79	1.49	0.24

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		(12,674)	(1,653)	1,296	209
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax		(7,748)	46,587	(9,120)	(1,468)
Comprehensive income		77,791	186,899	111,818	18,005

Comprehensive income attributable to non-controlling interests		(6,889)	(10,282)	(7,172)	(1,155)
Comprehensive income attributable to China Cord Blood Corporation shareholders		70,902	176,617	104,646	16,850

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
					Accumulated
		Share Capital		Additional	other		Non-
		No. of		paid-in	comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	(loss)/income	earnings	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2010		66,743,693	46	719,329	2,221	87,290	10,722	819,608
Net income		-	-	-	-	91,703	6,510	98,213
Other comprehensive income		-	-	-	(20,801)	-	379	(20,422)
Issuance of shares upon exercise of warrants	15(a)	345,010	-	11,785	-	-	-	11,785
Repurchase and cancellation of shares	15(d)	(309,346)	-	(10,653)	-	-	-	(10,653)
Issuance of shares upon public offering	15(a)	7,000,000	5	189,856	-	-	-	189,861
Issuance of shares upon warrant exchange	15(a)	1,627,518	1	(1)	-	-	-	-
Contribution from non-controlling interests	1(b)	-	-	-	-	-	5,000	5,000
Balance as of March 31, 2011		75,406,875	52	910,316	(18,580)	178,993	22,611	1,093,392

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (continued)

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
							Accumulated
		Share Capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	(loss)/income	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2011		75,406,875	52	910,316	-	-	(18,580)	178,993	22,611	1,093,392
Net income		-	-	-	-	-	-	131,980	9,985	141,965
Other comprehensive income		-	-	-	-	-	44,637	-	297	44,934
Repurchase and cancellation of shares	15(d)	(2,266,728)	(2)	(44,662)	-	-	-	-	-	(44,664)
Balance as of March 31, 2012		73,140,147	50	865,654	-	-	26,057	310,973	32,893	1,235,627

Net income		-	-	-	-	-	-	112,447	7,195	119,642
Other comprehensive income		-	-	-	-	-	(7,801)	-	(23)	(7,824)
Repurchase of shares	15(d)	-	-	-	(7,450,914)	(131,302)	-	-	-	(131,302)
Sale of treasury shares	1(b)	-	-	3,341	7,314,015	128,487	-	-	-	131,828
Acquisition of non-controlling interests	1(b)	-	-	(70,774)	-	-	-	-	(35,734)	(106,508)
Balance as of March 31, 2013		73,140,147	50	798,221	(136,899)	(2,815)	18,256	423,420	4,331	1,241,463

Balance as of March 31, 2013 - US$			$8	$128,522		$(453)	$2,939	$68,175	$697	$199,888

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Operating activities:
Net income		98,213	141,965	119,642	19,264
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment		(12)	(112)	1,066	172
Depreciation of property, plant and equipment	6	22,091	24,736	31,253	5,032
Amortization of intangible assets	8	1,384	4,621	4,621	744
Deferred income taxes	17(a)	(6,951)	(4,771)	(194)	(31)
Provision for doubtful accounts	3(b)	25,018	12,588	7,468	1,202
Cumulative interests on convertible notes	14	-	-	26,791	4,314
Amortization of debt issuance costs	14	-	-	3,062	493

Changes in operating assets and liabilities:
Non-current prepayments		3,474	3,408	1,513	244
Accounts receivable		(105,149)	(27,482)	3,334	537
Inventories		(3,622)	(2,988)	(8,678)	(1,398)
Prepaid expenses and other receivables		2,960	(1,673)	(3,470)	(559)
Accounts payable		(364)	1,297	3,547	571
Accrued expenses and other payables		5,286	9,441	42,080	6,775
Deferred revenue		115,758	167,657	289,942	46,684
Other non-current liabilities		14,058	30,384	46,380	7,468
Amounts due to related parties		(2,617)	-	10,881	1,752
Income tax payable		7,058	(5,213)	(960)	(155)
Trading securities		-	-	354	57
Net cash provided by operating activities		176,585	353,858	578,632	93,166

Investing activities:
Purchase of property, plant and equipment		(20,337)	(43,114)	(226,241)	(36,427)
Purchase of intangible assets		-	(80,188)	-	-
Deposit for acquisition of property, plant and equipment		(420)	-	-	-
Investment deposit	7	-	-	(213,160)	(34,321)
Proceeds from disposal of property, plant and equipment		88	357	450	72
Acquisition of other investment	10	-	-	(54,766)	(8,818)
Investment in available-for-sale equity securities		(13,245)	-	-	-
Net cash used in investing activities		(33,914)	(122,945)	(493,717)	(79,494)

Financing activities:
Repayment of bank loan		(45,000)	(45,000)	(45,000)	(7,245)
Proceeds from bank loan		45,000	45,000	50,000	8,050
Proceeds from issuance of shares upon public offering	15(a)	211,007	-	-	-
Proceeds from issuance of shares upon exercise of warrants	15(a)	11,785	-	-	-
Payment of offering and reverse recapitalization costs		(19,053)	-		-
Payment for repurchase of shares	15(d)	(10,653)	(44,664)	(126,819)	(20,419)
Net proceeds from sale of treasury stock and acquisition of non-controlling interests	1(b)	-	-	25,320	4,077
Contribution from non-controlling interests		55	-	-	-
Proceeds from issuance of convertible notes	14	-	-	730,493	117,617
Payment of debt issuance costs	14	-	-	(15,276)	(2,460)
Net cash provided by/(used in) financing activities		193,141	(44,664)	618,718	99,620

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$

Effect of foreign currency exchange rate change on cash and cash equivalents		(5,260)	(3,325)	(3,845)	(619)

Net increase in cash and cash equivalents		330,552	182,924	699,788	112,673

Cash and cash equivalents at beginning of year		280,835	611,387	794,311	127,892

Cash and cash equivalents at end of year		611,387	794,311	1,494,099	240,565

Non-cash investing and financing activities:
Payable for acquisition of cord blood bank operating right		82,124	-	-	-
Payable for share repurchases		-	-	4,483	722
Payable for debt issuance costs	12	-	-	3,242	522

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes		33,822	30,051	40,105	6,457
Cash refund during the year for income taxes		-	10,433	408	66
Cash paid for interest, net of capitalized interest		2,643	3,287	3,512	565

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1	Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)	Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2013, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations. Cord blood banks in the PRC are required to possess a Blood Station Operation License. The licensing process for a cord blood bank is stringent and lengthy. The Ministry of Health of the PRC and the local Departments of Health have granted Blood Station Operation Licenses to cord blood banks that provide cord blood banking services. Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government. Seven cord blood banking licenses have been issued by the authorities as of March 31, 2013, of which the Company holds three. Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks. The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

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

On November 3, 2008, China Cord Blood Services Corporation (“CCBS”) and its shareholders executed a Share Exchange Agreement with the Company. Pursuant to the Share Exchange Agreement, shareholders of CCBS were entitled to exchange their shares in CCBS for up to 57,851,240 shares of common stock of the Company. Shareholders holding 100% and 76% of CCBS’s ordinary shares and redeemable ordinary shares (collectively the “Participating Shareholders”), respectively, executed the Share Exchange Agreement and agreed to sell their 93.94% equity interests in CCBS to the Company for a consideration of US$328,790 in exchange for 54,345,104 shares of common stock of the Company (valued at US$6.05 per share of common stock) (the “Share Exchange”).

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

CCBS was incorporated in the Cayman Islands in January 2008 under the Cayman Islands Companies Law as an exempted company with limited liability. CCBS was incorporated as part of the reorganization of China Stem Cells Holdings Limited (“CSC Holdings”), which had two main operating subsidiaries in the PRC, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) at the time of the reorganization.

Beijing Jiachenhong was established under the laws of the PRC in June 2001 as a domestic limited liability company. It became a Sino-Foreign Investment Enterprise in September 2003 and became a Wholly Foreign Owned Enterprise (“WFOE”) in March 2005. Beijing Jiachenhong is engaged in the provision of umbilical cord blood storage and ancillary services in the Beijing municipality, the PRC.

In May 2007, China Stem Cells (South) Company Limited (“CSC South”), a 90% subsidiary of the Group, acquired the entire equity interest of Guangzhou Nuoya for consideration of RMB30,949. Guangzhou Nuoya was established under the laws of the PRC in June 1997 as a domestic limited liability company. It became a WFOE in May 2007. Guangzhou Nuoya has been granted the right to operate cord blood banks in the Guangdong province, the PRC. In November 2012, CSC South repurchased 10% of its shares from Cordlife (Hong Kong) Limited, a subsidiary of Cordlife Group Limited (“CGL”), at a consideration of US$16.8 million. The shares repurchased were subsequently cancelled. The difference between the consideration paid and the carrying amount of non-controlling interests equal to RMB70,774 ($11,395) at the repurchase date was charged to additional paid-in capital. Concurrently, CGL acquired 7,314,015 shares, which were held by the Company as treasury stock (representing 10% of the Company’s ordinary shares) at a consideration of US$20.8 million. The difference between the consideration received from sale of the shares over the cost of the treasury shares equal to RMB3,341 ($538) was credited to additional paid-in capital. As a result, the Company received a net proceed of US$4 million (RMB25,320) from the above two transactions and CSC South and its subsidiary became wholly owned subsidiaries of the Group.

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

During the quarter ended March 31, 2013, the Group updated its estimated useful lives of certain machineries and office equipment in order to better match the Group’s depreciation expense with the periods these assets are expected to generate revenue based on planned and historical service periods. The new estimated useful lives were established based on historical service periods and external benchmark data of these assets. The Group accounted for the change of useful lives of property, plant and equipment in accordance with Accounting Standards Codification (“ASC”) 250, Accounting Changes and Error Corrections. The effect of the change in useful lives impacted the depreciation expense in the quarter in which the change occurred and will impact the depreciation expense in future periods. The effect of this change on net income and net income per share was a decrease of RMB1,600 (US$258) and RMB0.02 (US$0.003), respectively, for the year ended March 31, 2013.

(c)	Foreign currency transactions and translation

The reporting currency of the Company is Renminbi (“RMB”).

The functional currency of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou is Renminbi (“RMB”) and the functional currency of the Company is United States dollars (“US$”). The functional currencies of subsidiaries of the Group outside the PRC are either US$ or Hong Kong dollars.

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2013 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2108, being the spot exchange rate of U.S. dollars in effect on March 29, 2013 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2013 or at any other date.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2012 and 2013, cash and cash equivalents maintained in the PRC amounted to RMB765,689 and RMB1,470,844 (US$236,820), respectively. A majority of the Group’s cash and cash equivalents are denominated in U.S. dollars, Australian dollars, Renminbi and Hong Kong dollars as follows:

	March 31,
	2012	2013

U.S. dollars	82	1,451
Australian dollars	53	137
Renminbi	764,077	1,469,512
Hong Kong dollars	36,073	17,820

Cash and cash equivalents held at financial institutions located in the PRC are uninsured whereas cash held at financial institutions in Hong Kong are insured up to certain amount. Management believes that these major financial institutions have high credit ratings.

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

A decline in the market value of investment securities that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

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

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Shorter of the lease term or estimated useful lives of 37.5 years for buildings in
Buildings	Beijing Jiachenhong and 44 years for buildings in Guangzhou Nuoya
Shorter of the lease term or
Leasehold improvements	estimated useful lives of 10 years
Machineries	5 – 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	3 – 5 years

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

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and is expensed to direct costs upon shipment of the donated cord blood units.

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

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2011, 2012 and 2013.

(k)	Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Group freezes the units and stores them in a cryogenic freezer. Under the cord blood processing and storage agreement (“Agreement”) signed with the customer, the Group charges separate processing fee and storage fees to the customer and such agreement typically provides for a storage period of eighteen years represented by successive one-year renewal periods. The Group also arranges an insurance policy for customers. The amount of storage fees include insurance premiums collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13, Multiple-Deliverable Arrangements (“ASU 2009-13”), which was adopted by the Group in the fiscal year beginning April 1, 2011 on a prospective basis. The adoption of ASU 2009-13 did not have an impact on the consolidated financial statements, as the units of accounting, the allocation of the arrangement consideration to various units of accounting, and pattern and timing of revenue recognition did not change. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues are allocated to a delivered product or service when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

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

During the three years ended March 31, 2011, 2012 and 2013, the Group offered its customers three payment options:

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

During the years ended March 31, 2012 and 2013, the Group ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months. This was a change compared to the Group’s previous estimate of not recognizing storage revenue if the subscriber was delinquent for more than 18 months. The reason for the change in estimate was due to more historical experience of receivables collections from delinquent customers. During the year ended March 31, 2012, the Group performed a retrospective review of delinquent receivable collections for the two years ended March 31, 2011 and 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, the Group changed its estimate of not recognizing storage revenue from customer who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012.

According to the notice jointly issued by the Ministry of Finance and the State Administration of Taxation in November 2011, the taxable services revenue provided by the Group’s three main PRC subsidiaries is subject to Value-Added Tax (“VAT”). Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are subject to VAT effective for periods starting from September 1, 2012, November 1, 2012 and December 1, 2012, respectively. VAT at a general rate of 6% on the invoice amount is collected on behalf of tax authorities in respect of the services rendered. Prior to these periods, the Group’s three main PRC subsidiaries were subject to business tax at a general rate of 5% of service revenues. Revenue is stated net of VAT or business tax.

(l)	Research and development costs

Research and development costs are incurred for research activities conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. They also include research expenses on the use of cord blood stem cells in different medical treatments. Research and development costs of RMB6,960, RMB7,615 and RMB8,459 (US$1,362) for the years ended March 31, 2011, 2012 and 2013, respectively, were expensed as incurred.

(m)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses in the consolidated statements of comprehensive income amounted to RMB10,590, RMB12,460 and RMB19,215 (US$3,094) for the years ended March 31, 2011, 2012 and 2013, respectively.

(n)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of comprehensive income when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(o)	Debt issuance costs

Costs incurred by the Company that are directly attributable to the issuance of the convertible notes are deferred and are charged to the consolidated statements of comprehensive income using an effective interest rate method from the date the convertible notes were issued to the earliest date the holders of the convertible notes can demand payment, which is five years.

(p)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

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

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims that relate to a wide range of matters, including, among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history and the specifics of each matter. Since the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for product liability claims.

(r)	Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to common shareholders is allocated between ordinary shares and participating securities based on contractual participating rights of security to share in undistributed earnings as if all of the earnings had been distributed. For the year ended March 31, 2013, the convertible notes are participating securities since the holder of these notes participate in excess cash dividends on the same basis as ordinary shareholders.

Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders, as adjusted to exclude any income or expenses related to dilutive ordinary equivalents shares by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of the ordinary shares issuable upon the exercise of outstanding share options by applying the treasury stock method and the ordinary shares issuable upon the conversion of the convertible notes applying the if-converted method. Dilutive potential ordinary shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

(s)	Share option plan

The Group recognizes share-based payments as compensation cost and measures such cost based on the grant date fair value of the award using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

The service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date; however the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. For the purpose of determining the service inception date, authorization of an award is the date on which all approval requirements are completed unless approval is perfunctory.

(t)	Segment reporting

The Group has one operating segment, as defined by ASC 280 Segment Reporting, which is processing and storage of cord blood units. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Fair value measurement

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of March 31, 2012 and 2013.

See Note 22 to the consolidated financial statements.

(v)	Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board. The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. The Company adopted the new guidance on April 1, 2012. The adoption did not have a material impact on the Company’s consolidated financial statements or related disclosures.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on April 1, 2013. The adoption will not have a material impact on the Company’s consolidated financial statements or related disclosures.

3	Accounts receivable, net

(a)	Accounts receivable consist of the following:

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Accounts receivable	385,792	372,919	60,045
Less: Allowance for doubtful accounts	(52,544)	(50,473)	(8,127)
Total accounts receivable, net	333,248	322,446	51,918

Representing:

Current portion:
- processing fees	49,731	49,092	7,904
- storage fees	28,404	23,357	3,761
- others	877	627	101
	79,012	73,076	11,766
Non-current portion:
- processing fees	254,236	249,370	40,152
Total accounts receivable, net	333,248	322,446	51,918

Non-current gross accounts receivable as of March 31, 2013 are due for payment as follows:

	March 31, 2013
	RMB	US$
Fiscal years ending March 31,
2015	34,311	5,525
2016	33,999	5,474
2017	33,063	5,324
2018	25,964	4,181
2019 and thereafter	158,394	25,503
	285,731	46,007

(b)	An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Balance at beginning of year	17,197	39,956	52,544	8,461
Charged to provisions for doubtful accounts	25,018	12,588	7,468	1,202
Write-off charged against the allowance for the year	(2,259)	-	(9,539)	(1,536)
Balance at end of year	39,956	52,544	50,473	8,127

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

During the year ended March 31, 2013, the Group wrote-off accounts receivable of RMB9,539 (US$1,536), which were aged over three years since there was sufficient evidence available to prove the debtor’s inability to make payments.

4	Inventories

Inventories consist of the following:

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Current portion:
- consumables and supplies	6,666	10,265	1,652

Non-current portion:
- processing costs capitalized in donated umbilical cord blood	34,651	39,730	6,396
Total current and non-current inventories	41,317	49,995	8,048

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories was made as of March 31, 2011, 2012 and 2013.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon shipment of the unit and recognizes the direct costs equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood units. As of March 31, 2013, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 20 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2011, 2012 and 2013.

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Prepaid expenses	10,064	9,372	1,509
Other receivables	1,497	2,230	359
Total prepaid expenses and other receivables	11,561	11,602	1,868

Other receivables mainly include advance payments to employees and rental deposits.

6	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Buildings	150,181	187,529	30,194
Leasehold improvements	42,783	44,264	7,127
Machineries	86,395	105,899	17,051
Motor vehicles	8,939	11,087	1,785
Furniture, fixtures and office equipment	27,500	27,588	4,442
Construction-in-progress	37,010	205,657	33,113
	352,808	582,024	93,712
Less: Accumulated depreciation	(84,946)	(113,752)	(18,315)
Total property, plant and equipment, net	267,862	468,272	75,397

Pursuant to the final purchase contract dated June 28, 2012, the total purchase price of the property and land use right was RMB100,000 (US$16,101), of which prepayments of RMB25,000 was made in March 2012 and included such prepayments in construction-in-progress as of March 31, 2012. The Group paid the remaining amount of RMB75,000 (US$12,076) and also incurred RMB7,294 (US$1,174) for related taxes and other expenditures associated with the intended use of the assets during the year. Part of the property and land use right that was used by Guangzhou Nuoya, in the amount of RMB37,556 (US$6,047), was transferred to buildings. The remaining RMB69,738 (US$11,228) was recorded in construction-in-progress as of March 31, 2013.

In November 2012, the Group signed a refurbishment contract with a third party for the newly purchased property in Guangzhon Nuoya. The contract amount was RMB110 million (US$17.7 million). As of March 31, 2013, RMB43,468 (US$6,999) has been paid in accordance to the construction schedule and is included in construction-in-progress.

In January 2013, the Group signed a purchase contract with a third party for the purchase of buildings and associated land use right in the Zhejiang province. The Group fully paid the purchase contract amount and relevant taxes of RMB87,508 (US$14,090) and recorded such prepayments in construction-in-progress as of March 31, 2013. As of July 31, 2013, the buildings were under refurbishment for its intended use and the Group is still in the process of obtaining the ownership certificate.

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Direct costs	11,790	13,481	17,421	2,804
Research and development	2,933	3,212	2,073	334
Sales and marketing	1,679	1,803	2,805	452
General and administrative	5,689	6,240	8,954	1,442
Total depreciation expense	22,091	24,736	31,253	5,032

The Group capitalized interest cost as a component of the cost of construction-in-progress. Interest incurred consists of the following:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Interest cost capitalized	-	-	1,274	205
Interest cost charged to income	2,606	3,287	70,097	11,286
Total interest cost incurred	2,606	3,287	71,371	11,491

As of March 31, 2012 and 2013, buildings with carrying value of RMB128,890 and RMB121,603 (US$19,579) were collateralized to banks for short-term bank loans of RMB45,000 and RMB50,000 (US$8,050), respectively (Note 11).

7	Non-current prepayments

Non-current prepayments consist of the following:

		March 31,
	Note	2012	2013	2013
		RMB	RMB	US$

Prepaid property rental		1,647	-	-
Investment deposit	(i)	-	212,188	34,164
Deposit for machineries purchase		1,216	445	72
Total non-current prepayments		2,863	212,633	34,236

Note:

(i)

In October 2012, the Group signed a Letter of Intent with a third party for a proposed investment. During the month, the Group remitted a refundable earnest money of US$33,660 (RMB212,188) to this third party and commenced the relevant work with respect to the said investment. As of July 31, 2013, the transaction had not been completed yet.

8	Intangible assets, net
	March 31,
	2012	2013	2013
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	22,320
Less: Accumulated amortization	(8,837)	(13,458)	(2,166)
Total intangible assets, net	129,791	125,170	20,154

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$156) for the years ended March 31, 2011, 2012 and 2013, respectively. The operating right is subject to renewal and the next renewal is due in May 2015.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124) which was fully settled in August 2011. Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB413, RMB3,650 and RMB3,650 (US$588) for the years ended March 31, 2011, 2012 and 2013, respectively. The operating right is subject to renewal and the next renewal is due in September 2013.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years afterwards are:

	March 31, 2013
	RMB	US$
Fiscal years ending March 31,
2014	4,621	744
2015	4,621	744
2016	4,621	744
2017	4,621	744
2018 and thereafter	106,686	17,178
Total amortization expenses	125,170	20,154

9	Available-for-sale equity securities

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Cordlife Limited - listed on Australian Securities Exchange	8,795	8,284	1,334
Cordlife Group Limited - listed on Singapore Exchange	89,404	80,120	12,900
Total listed equity securities, at market	98,199	88,404	14,234

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

In connection with a proposed listing on the Singapore Exchange, Cordlife Pte Ltd changed its name to CGL. On March 29, 2012, CGL was listed on the Singapore Exchange. Upon the listing of CGL, the Group’s equity interests in both CGL and CBB were diluted to 10.5% and 14.1% respectively as a result of new shares issued in the public offering of CGL and the exercise of options issued by CBB to other third parties. Upon CGL’s listing on March 29, 2012, the Group accounted for its investment in CGL at fair value.

As of March 31, 2012 and 2013, the Group held 24,366,666 ordinary shares in both CBB and CGL, representing a 14.1% and 10.5% equity interest in CBB and CGL, respectively.

In May 2012 and August 2012, CGL announced dividends of SGD0.02 and SGD0.018 per ordinary share relating to CGL’s fiscal year ended June 30, 2012. As a result, the Group received dividend of SGD925 (equivalent to RMB4,685) which was recognized in dividend income in the consolidated statement of comprehensive income.

As of March 31, 2013, the cost basis of the available-for-sale equity securities was RMB40,690 (US$6,551), and the total unrealized net holding losses and gains were recorded in accumulated other comprehensive income. Total unrealized net holding losses of CBB was RMB3,024 (US$487) and total unrealized net holding gains of CGL was RMB59,836 (US$9,634). The aggregate fair values was RMB97,502 (US$15,699) as of March 31, 2013.

As of March 31, 2012, the cost basis of the available-for-sale equity security was RMB40,690 and the total unrealized net holding losses and gains were recorded in accumulated other comprehensive income. Total unrealized net holding losses of CBB was RMB2,573 and total unrealized net holding gains of CGL was RMB68,505. The aggregate fair value was RMB106,622 as of March 31, 2012.

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

The Group determined that the decline in market value of CBB for the years ended March 31, 2012 and 2013 and the decline in market value of CGL for the year ended March 31, 2013 were temporary and therefore no impairment loss was recognized. As of March 31, 2012 and 2013, total other-than-temporary impairment of RMB37,426 had been recognized in earnings in December 2008.

10	Other investment

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Unlisted equity securities, at cost	134,363	189,129	30,452

In May 2010, the Group completed its acquisition of 19.92% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. The Group does not have significant influence over the financial and operating decisions of Qilu Stem Cells. The investment is stated at cost as the equity securities do not have a readily determinable fair value. Dividend declared and paid by Qilu Stem Cells during the year ended March 31, 2012 of RMB7,217 was recognized in dividend income in the consolidated statement of comprehensive income.

In February 2013, the Group completed its acquisition of 4.08% equity interest of Qilu Stem Cells from Cordlife Service (S) Pte. Ltd., a wholly owned subsidiary of CBB, satisfied in cash of US$8.65 million (RMB54,766). Upon completion of the transaction, the Group’s effective equity interest in Qilu Stem Cells increased from 19.92% to 24.0%. Although the Group increased its effective equity interest in Qilu Stem Cells to over 20%, the Group does not have any representation in the board of directors and does not have significant influence in Qilu Stem Cells. Accordingly, the investment in Qilu Stem Cells is accounted under the cost method as of March 31, 2013.

11	Bank loan

On June 27, 2011, the Group borrowed RMB45,000 from Hua Xia Bank, a commercial bank in the PRC. The term of the loan was one year. The Group repaid the bank loan in full on June 27, 2012.

On July 11, 2012, the Group borrowed RMB50,000 (US$8,050) from Hangzhou Bank, a commercial bank in the PRC. The term of the loan is one year. The loan bears a floating interest rate equaling to 120% of the base lending rate quoted by the People’s Bank of China, which is adjusted on the 20th day of the third month of each quarter. As of March 31, 2013, the bank loan bears interest at 7.2% per annum. The bank loan has been repaid in full upon maturity on July 10, 2013.

12	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2012	2013	2013
		RMB	RMB	US$

Insurance premiums received on behalf of an insurance company	(i)	4,003	12,411	1,998
Other taxes payables		2,648	1,616	260
Accrued salaries, bonus and welfare expenses		7,030	17,828	2,870
Accrued consultancy and professional fees		8,311	7,770	1,251
Payable for convertible notes interests	(ii)	-	26,639	4,289
Payable for debt issuance costs		-	3,242	522
Other payables	(iii)	11,359	14,500	2,337
Total accrued expenses and other payables		33,351	84,006	13,527

Notes:

(i)	The Group has an agreement with an insurance company under which the Group is granted the authority to collect insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme offered by the insurance company. The insurance premiums amount collected and payable over one year are recorded in other non-current liabilities in the consolidated balance sheets.

(ii)	The payable for convertible notes interests represents the interest accrued based on coupon interest rate of 7% of outstanding principle of convertible notes, which is to be settled annually on April 27 or October 3 (Note 14).

(iii)	Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage and other operating procurement payables.

13	Deferred revenue

(a)	Deferred revenue consists of the following:

	March 31,
	2012	2013	2013
	RMB	RMB	US$

Prepayments by customers prior to completion of cord blood processing services	51,610	94,471	15,211
Unearned storage fees	361,034	608,115	97,913
Total current and non-current deferred revenue	412,644	702,586	113,124

Representing:
Current portion	106,110	172,328	27,747
Non-current portion	306,534	530,258	85,377
Total current and non-current deferred revenue	412,644	702,586	113,124

(b)	An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Balance at beginning of year	116,870	199,470	361,034	58,130
Deferred revenue arising from new customers	153,505	260,531	376,536	60,627
Credited to income	(70,905)	(98,967)	(129,455)	(20,844)
Balance at end of year	199,470	361,034	608,115	97,913

14	Convertible notes

On April 27, 2012, the Company completed the sale of aggregate US$65 million senior unsecured convertible notes to KKR China Healthcare Investment Limited (“KKRCHIL”) (the “KKR Notes”). The KKR Notes carry a 7% coupon interest rate and are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$65 million (approximately RMB412,292) and incurred debt issuance costs of RMB14,260 (US$2,296) from the issuance of the KKR Notes. The KKR Notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to their maturity at the Company’s option. The KKR Notes are convertible at any time in whole or in part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the KKR Notes that is calculated to provide a 12% Internal Rate of Return (“IRR”).

On October 3, 2012, the Company completed the sale of aggregate US$50 million senior unsecured convertible notes to Golden Meditech Holdings Limited (“GMHL”), which is a major shareholder of the Company (the “GM Notes”). The GM Notes carry a 7% coupon interest rate and are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$50 million (approximately RMB318,201) and incurred debt issuance costs of RMB4,258 (US$686) from the issuance of the GM Notes. The GM Notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to their maturity at the Company’s option. The GM Notes are convertible at any time in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the GM Notes that is calculated to provide a 12% IRR.

The carrying amount of the KKR Notes and GM Notes (the “Notes”) as of March 31, 2013 is summarized in the following table:

	March 31,
	2013	2013
	RMB	US$

Principal amount of the KKR Notes	409,764	65,976
Principal amount of the GM Notes	315,226	50,754
Cumulative interest payables	26,791	4,314
Carrying amount	751,781	121,044

The Notes holders have the right to require the Company to redeem all or any portion of the Notes upon occurrence of events of default. Such events of default under the Notes include suspension from trading or failure of the Company’s ordinary shares to be listed over certain periods (subject to certain exceptions), failure to deliver ordinary shares upon conversion, or failure to pay principal or interest to the holder within certain periods when due and payable (including, without limitation, the Company’s failure to pay any redemption payments), bankruptcy, materially breaches of any covenants or terms in the Notes, the incurrence of any indebtedness of the Group and any final judgment or judgment against the Group exceeding certain amount, and any other event or events that could be expected to have material adverse effects on the Group. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum.

The Notes are entitled to a special redemption payment in the event the Group breaches certain covenants. The KKR Notes are also entitled to a special redemption payment in the event GMHL or certain members of the Company’s senior management violate the terms of certain lock-up agreements they have entered into in favor of KKRCHIL. The Notes contain customary ongoing covenants, including affirmative covenants and negative covenants. Covenants are set out in the convertible notes purchase agreement and the Notes, including but not limited to compliance with Securities and Exchange Commission filings and all applicable laws and rules; maintaining Form F-3 eligibility and maintaining and keeping all the current held cord blood banking licenses effective; the Company shall not, without the prior written consent of the Notes holders, change its principal business; dissolve, liquidate, reorganize or restructure; merge with any other entity; commence any case, proceeding or other action under bankruptcy, insolvency or similar law; acquire or dispose of assets other than in the ordinary course of business; approve any budget or business plan; incur any indebtedness such that the outstanding indebtedness is in excess of US$22 million for KKR Notes and US$87 million for GM Notes respectively. Any amendment or waiver thereof requires the affirmative consent of a majority of the holder of all outstanding Notes. Additionally, additional payments on the Notes shall be made in the event the Group pays any excess cash dividend (note 2 (r)) in any financial year (see Note 19). Such term provides KKRCHIL and GMHL with the ability to participate in any excess cash dividend.

The Company has determined that the conversion feature embedded in the Notes should not be bifurcated and accounted for as a derivative pursuant to ASC 815, Derivatives and Hedging, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. The Company has determined that the embedded put options that can accelerate the repayment of the Notes and contingent interest feature are clearly and closely related to the debt host contract and are not separately accounted for as a derivative pursuant to the ASC 815. Further, since the conversion price of the Notes exceeded the market price of the Company’s ordinary shares on the date of commitment, no portion of the proceed from the issuance was accounted for as attributable to the beneficial conversion feature.

The Company accrued interest on the Notes based on the guaranteed 12% IRR per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the consolidated balance sheets. Debt issuance costs capitalized in connection with the issuance of convertible notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2013	2013
	RMB	US$

KKR Notes interest incurred	45,959	7,400
GM Notes interest incurred	18,761	3,020
Amortization of debt issuance costs	3,062	493
Interest cost capitalized	(1,207)	(194)
Total interest expense	66,575	10,719

15	Shareholders’ equity

(a)	Share capital

As of March 31, 2010, the Company had 66,743,693 shares outstanding. During the year ended March 31, 2011, a total of 345,010 ordinary shares were issued by the Company upon the exercise of warrants (see Note 15(c)(i)), a total of 1,627,518 ordinary shares were issued upon the completion of the Warrant Exchange (see Notes 15(c)(i) and 15(c)(ii)) and 309,346 ordinary shares were repurchased and cancelled under the share repurchase program (see Note 15(d)).

In November 2010, the Company completed a secondary offering of 7,000,000 ordinary shares at an offering price of US$4.50 per share and net proceeds of RMB189,861 were raised. As a result of the above transactions, the Company had 75,406,875 shares outstanding as of March 31, 2011.

During the year ended March 31, 2012, 2,266,728 ordinary shares were repurchased and cancelled under the share repurchase program (see Note 15(d)) and as a result the Company had 73,140,147 shares outstanding as of March 31, 2012.

During the year ended March 31, 2013, 7,450,914 ordinary shares were repurchased under the share repurchase program (see Note 15(d)), and 7,314,015 of them were sold to CGL (see Note 1(b)). The remaining 136,899 ordinary share repurchased had not been cancelled and was presented as treasury stock in the consolidated balance sheets. As a result, the Company had 73,003,248 shares outstanding as of March 31, 2013.

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

Transfers of RMB12,178, RMB17,656 and RMB22,638 (US$3,645) have been made to the statutory surplus reserve by Beijing Jiachenhong and Guangzhou Nuoya for the years ended March 31, 2011, 2012 and 2013, respectively. Accumulated statutory surplus reserve as of March 31, 2012 and 2013 amounted to RMB55,441 and RMB78,079 (US$12,571), respectively. As of March 31, 2013, Zhejiang Lukou has not been profitable since its establishment, and no surplus reserve was made accordingly.

(c)	Warrants and options

The Company had the following warrants and options in issue during the years ended March 31, 2011, 2012 and 2013.

(i)	IPO Warrants

Upon its Initial Public Offering in December 2006, the Company issued 5,750,000 units (“Units”) at an offering price of US$6.00 per unit. Each Unit consists of one share of the Company’s common stock and two warrants (“IPO Warrants”). Each holder of an IPO Warrant was entitled to purchase one share of the Company’s common stock at an exercise price of US$5.00 prior to its expiry on December 13, 2010. The IPO Warrants were redeemable, at the discretion of the Company and subject to the consent of EarlyBirdCapital, Inc. (“EBC”), the representative of Pantheon’s underwriters in its Initial Public Offering in December 2006, at a price of US$0.01 per IPO Warrant upon 30 days’ notice only in the event that the last sale price of the Company’s common stock is at least US$8.50 per share for any 20 trading days within a 30 trading-day period ending on the third day prior to the date of notice of redemption. If the Company redeemed the IPO Warrants, it would have the option to require any IPO Warrant holder that wished to exercise his Warrant to do so on a “cashless basis”. During the years ended March 31, 2010 and 2011, 65,100 and 345,010 IPO warrants were exercised. On November 10, 2010, the Company announced a warrant exchange offer (“Warrant Exchange”), which allowed outstanding warrant holders to receive one ordinary share for every eight outstanding warrants. Together with Insider Warrants (Note 15(c)(ii)), a total of 13,020,236 warrants were exchanged for 1,627,518 ordinary shares upon completion of Warrant Exchange. The remaining warrants lapsed on expiry.

(ii)	Insider Warrants

Simultaneous with the Company’s Initial Public Offering in December 2006, the Company sold 2,083,334 warrants to certain of its then officers, directors and special advisors (“Insider Warrants”). The terms of the Insider Warrants are identical to the IPO Warrants, except that if the Company called the IPO Warrants for redemption, the Insider Warrants were exercisable on a cashless basis as described in Note 15(c)(i). The Insider Warrants were either exchanged for shares upon the Warrant Exchange (Note 15(c)(i)) or lapsed.

(iii)	Option to purchase Units of the Company

In connection with its Initial Public Offering, the Company also issued an option for US$0.1 to EBC to purchase 500,000 Units at an exercise price of US$6.60 per Unit prior to its expiry on December 13, 2011. The Units issuable upon exercise of the option were identical to the Units sold in the Initial Public Offering. The option could be exercised for cash or on a cashless basis at the holders’ option, such that the holder could use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the Units and underlying securities) to exercise the option without paying cash. However, the Company had no obligation to net cash settle the exercise of the option or the warrants underlying the option. The holder of the option was entitled to exercise the option or the warrants underlying the option unless a registration statement covering the securities underlying the option is declared effective or an exemption from registration was available. If the holder was unable to exercise the option or the underlying warrants, the option or warrants, as applicable, expired worthless. The warrants underlying the option were exercisable at the same price and had the same expiry date as of December 13, 2010 as the IPO Warrants. As of March 31, 2013, the option had not been exercised and therefore, the option expired.

(d)	Share repurchase program

On September 15, 2010, the Group announced the authorization of a share repurchase program under which the Company was entitled to repurchase up to US$15 million of its outstanding ordinary shares. Pursuant to this program, the Company was entitled to repurchase its shares for a period of one year commencing on September 15, 2010 in the open market at prevailing market prices or in block trades. On August 3, 2011, the Board of Directors approved the refreshment of the program for 12 months until August 2, 2012.

During the years ended March 31, 2011 and 2012, the Company repurchased and cancelled 309,346 and 2,266,728 ordinary shares at a total cost of RMB10,653 and RMB44,664, respectively. The excess of the repurchase price over par value of RMB10,653 and RMB44,662 was charged to additional paid-in capital for the years ended March 31, 2011 and 2012, respectively.

On July 31, 2012, the Board of Directors approved a new US$20 million share repurchase program to replace the previous US$15 million share repurchase program that expired. During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 (US$21,141) of which 7,314,015 shares were subsequently sold to CGL (Note 1(b)). The remaining 136,899 repurchased ordinary shares had not been cancelled and therefore was presented as treasury stock in the consolidated balance sheets.

16	Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood storage and ancillary services.

In view of the fact that the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Cord blood processing fees	266,554	279,481	394,641	63,541
Cord blood storage fees	70,905	98,967	129,455	20,844
Fees derived from the provision of donated cord blood for transplantation and research and others	2,073	2,042	2,027	326
Total revenues	339,532	380,490	526,123	84,711

17	Income tax

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2011, 2012 and 2013. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (the “new tax law”), which revised the PRC statutory income tax rate to 25% effective on January 1, 2008. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

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

In June 2011, Guangzhou Nuoya received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. As a result, Guangzhou Nuoya received a tax refund in the year ended March 31, 2012, amounting to RMB10,433 in relation to overpaid income tax for the period from January 2010 to December 2010. Upon the expiry or failure in renewal of HNTE certificate, the tax rate applied to Guangzhou Nuoya would be 25%. Subject to renewal, Guangzhou Nuoya’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2013 to December 31, 2015. Management believes that Guangzhou Nuoya meets all the criteria for the renewal of HNTE status and accordingly, applied 15% tax rate to measure taxable temporary differences that are expected to reverse by the calendar year ending December 31, 2015.

The new tax law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. The Company has not provided for income taxes on such accumulated earnings of its PRC subsidiaries as of March 31, 2013 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2013, such unremitted earnings that may be subject to the withholding tax amounted to RMB634,333 (US$102,134) and the related unrecognized deferred tax liability was RMB63,433 (US$10,213).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

The PRC	155,652	179,654	260,462	41,937
Non-PRC	(23,510)	(28,055)	(102,277)	(16,467)
Income before income tax expense	132,142	151,599	158,185	25,470

(a)	Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Current tax expense	40,880	14,405	38,737	6,237
Deferred tax benefit	(6,951)	(4,771)	(194)	(31)
Total income tax expense	33,929	9,634	38,543	6,206

(b)	Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Year ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Income before income tax expense	132,142	151,599	158,185	25,470

Computed “expected” tax expense	33,036	37,900	39,546	6,368
Non-PRC entities not subject to income tax	5,878	7,014	25,569	4,117
Non-taxable income	-	(1,804)	-	-
Effect of change in tax rates	-	(14,674)	-	-
Tax rate differential, preferential rate	(4,865)	(19,779)	(26,015)	(4,189)
Others	(120)	977	(557)	(90)
Actual income tax expense	33,929	9,634	38,543	6,206

(c)	Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	4,413	4,719	760
Non-current accounts receivable	7,050	5,754	926
Property, plant and equipment	1,824	1,616	260
Inventories	2,343	2,513	405
Tax loss	1,896	2,011	324
Others	855	798	128
Net deferred tax assets	18,381	17,411	2,803

Deferred tax liabilities:
Deferred revenue	(115)	(105)	(17)
Intangible assets	(32,447)	(31,293)	(5,038)
Deferred tax liabilities	(32,562)	(31,398)	(5,055)

Net deferred tax liabilities	(14,181)	(13,987)	(2,252)

Classification on consolidated balance sheets
Current deferred tax assets	5,268	5,454	878
Non-current deferred tax assets	5,013	3,727	600
Non-current deferred tax liabilities	(24,462)	(23,168)	(3,730)
Net deferred tax liabilities	(14,181)	(13,987)	(2,252)

Tax loss carryforwards of the Group’s PRC subsidiary amounted to RMB8,044 (US$1,295) as of March 31, 2013, of which RMB4,823 (US$777) and RMB3,221 (US$518) will expire if unused by December 31, 2016 and 2017, respectively.

For the years ended March 31, 2011, 2012 and 2013, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2007 to 2012 are open to examination by the PRC state and local tax authorities.

18	Share-based compensation

On February 18, 2011, the shareholders of the Company approved and adopted the Restricted Share Unit scheme. The scheme has a limit of granting rights to receive ordinary shares not exceeding 10% of the Company’s issued and outstanding share capital, to directors, officers, employees and/or consultants of the Group. Since no awards have been granted as of March 31, 2011, 2012 and 2013, no compensation expense has been recognized for the years ended March 31, 2011, 2012 and 2013.

19	Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the years ended March 31, 2011, 2012 and 2013:

		Year ended March 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company		91,703	131,980	112,447	18,106
Earnings allocated to participating convertible notes	(i)	-	-	(6,053)	(975)

Net income for basic and diluted net income per share		91,703	131,980	106,394	17,131

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		70,083,876	73,897,177	71,527,698	71,527,698

Net income per share attributable to ordinary shares:
- Basic		1.31	1.79	1.49	0.24
- Diluted	(ii)	1.31	1.79	1.49	0.24

Notes:

(i)	The KKR Notes and GM Notes provide KKRCHIL and GMHL with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the year ended March 31, 2013 in both basic and diluted net income per share computation.

(ii)	During the year ended March 31, 2011 and 2012, the Company had dilutive potential ordinary shares of 500,000 representing shares issuable upon exercise of an option to purchase the Company’s Units (see Note 15(c)(iii)). Such diluted potential ordinary shares were excluded from diluted net income per share computation because the exercise price of options exceeded the average price of the Company’s ordinary shares during the years. The option expired on December 13, 2011.

During the year ended March 31, 2013, the Company had potentially dilutive ordinary shares of 40,521,495 representing shares issuable upon conversion of the KKR Notes and GM Notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

20	Related party transactions

For the years presented, the principal related party transactions and amounts due to related parties are summarized as follows:

		Year ended March 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,440	1,440	1,440	232
Interest expenses	14	-	-	18,761	3,020

		March 31,
	Note	2012	2013	2013
		RMB	RMB	US$

Current liabilities
Amounts due to related parties	(i)&14	360	11,241	1,810

Note:

(i)	During the years ended March 31, 2011, 2012 and 2013, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, leased a property to the Group under an operating lease. The monthly rental was RMB174 and renewed at a monthly rental of RMB120 (US$19) effective from July 2009. The lease runs for a period of 5.5 years expiring in December 2014 and does not include contingent rentals.

21	Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau. The amounts of contributions of RMB7,107, RMB9,682 and RMB12,158 (US$1,958) for the years ended March 31, 2011, 2012 and 2013, respectively, were charged to expense in the consolidated statements of comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

22	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The fair value of available-for-sale equity securities is based on quoted market prices on the last trading value as of March 31 2013. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other receivables/payables, amounts due to related parties, and short-term bank loan) - cost approximate their respective fair values due to their short-term nature.

Convertible notes - the estimated fair value was US$127,514 (RMB791,964) based on the level 3 valuation technique as compared to a carrying value of RMB751,781 (US$121,044) as of March 31, 2013. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

23	Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and gross accounts receivable due from customers are individually immaterial.

The Group purchases raw materials from a few major suppliers which are located in the PRC. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Year ended March 31,
Supplier	2011		2012		2013		2013
	RMB	%	RMB	%	RMB	%	US$	%

Shanghai Qiangzhi Biological Technology Co., Ltd.	-	-	3,619	11	11,152	22	1,796	22
Hangzhou Baitong Biological Technology Co., Ltd.	6,224	18	5,490	16	7,783	15	1,253	15
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	7,562	22	8,340	25	-	-	-	-
Fenwal Dahua Pharmaceutical Technology (Shanghai) Co., Ltd.	5,617	16	-	-	-	-	-	-
Beijing Probe Biological Technology Co., Ltd.	3,463	10	3,389	10	-	-	-	-
Total	22,866	66	20,838	62	18,935	37	3,049	37

As of March 31, 2012 and 2013, there is no individually accounts payable due to major suppliers representing more than 10% of outstanding accounts payable balance.

24	Commitments and contingencies

(a)	Operating lease commitments

For the years ended March 31, 2011, 2012 and 2013, total rental expenses for operating leases were RMB5,594, RMB7,205 and RMB4,666 (US$751), respectively.

During the year ended March 31, 2013, the Group completed the purchase of the previously leased property in the Guangdong province and terminated the lease contract (Note 6). The total future minimum payments under non-cancellable operating leases as of March 31, 2013 are as follows:

	March 31, 2013
	RMB	US$

Fiscal year ending March 31,
2014	3,039	489
2015	1,462	235
2016	36	6
2017 and thereafter	11	2
Total payments	4,548	732

(b)	Contractual commitments

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. Commitments as of March 31, 2013 under this agreement amount to RMB2,000 (US$322) (2012: RMB2,000).

In June 2006, the Group entered into a co-operation agreement with the Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank, in return for a fixed annual advisory fee of RMB2,000 (US$322). The agreement has a term of twenty years commencing in October 2006.

In November 2009, Guangzhou Nuoya entered into a co-operation agreement with the Guangdong Women and Children’s Hospital and Health Institute (“GWCH”). Pursuant to the agreement, GWCH provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,000 (US$322). The agreement has a term of twenty years commencing in November 2009.

In December 2010, Zhejiang Lukou entered into a co-operation agreement with the Zhejiang Provincial Blood Center (“ZPBC”). Pursuant to the agreement, ZPBC provides technical consultancy services to the Group in return for an annual advisory fee of RMB2,000 (US$322). The agreement has a term of three years commencing in February 2011.

As of March 31, 2013, the total future minimum payments under the co-operation agreements are as follows:

	March 31, 2013
	RMB	US$

Fiscal year ending March 31,
2014	5,770	929
2015	4,000	644
2016	4,000	644
2017	4,000	644
2018	4,000	644
2019 and thereafter	40,167	6,467
Total payments	61,937	9,972

(c)	Capital commitments

As of March 31, 2013, the Group’s capital commitments for the refurbishment contracts was RMB137,346 (US$22,114) (Note 6).

25	Subsequent events

Subsequent to the year end and up to July 31, 2013, the Group has further paid RMB31,474 (US$5,068) for the refurbishment project of Guangzhou Nuoya and Zhejiang Lukou.

