Form 20-F
period 2014-03-31
China Cord Blood Corp
filed 2014-07-31
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On March 31, 2014, the issuer had 73,003,248 shares outstanding.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•                  “CBB” refers to Life Corporation Limited (formerly named as Cordlife Limited) after the restructuring of Cordlife Limited on June 30, 2011. CBB is a company with limited liability listed on the Australian Securities Exchange. Before June 2013, it was principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines which were subsequently disposed of to Cordlife Group Limited. Starting from December 2013, its principal business changed to the provision of funeral and related services;

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

•                  “Cordlife Services” refers to Life Corporation Services (S) Pte. Ltd (formerly named as Cordlife Services (S) Pte. Ltd), a company with limited liability incorporated in Singapore, and a wholly owned subsidiary of CBB;

•                  “Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife Limited on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;

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

•                  “CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•                  “DOH” refers to the Local Department of Health of the People’s Republic of China. The DOH and Local Population and Family Planning Commission of the People’s Republic of China have been reorganized as Local Health and Family Planning Commission of the People’s Republic of China since March 2013;

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

•                  “LHFPC” refers to Local Health and Family Planning Commission of the People’s Republic of China;

•                  “Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•                  “MOH” refers to the Ministry of Heath of the People’s Republic of China. The MOH and National Population and Family Planning Commission of the People’s Republic of China have been reorganized as National Health and Family Planning Commission of the People’s Republic of China since March 2013;

•                  “NHFPC” refers to National Health and Family Planning Commission of the People’s Republic of China;

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

During the year ended March 31, 2011, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. According to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, and acquired the right to operate the cord blood bank in the Zhejiang province during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and provides cord blood stem cell storage services for expectant parents as well as preserving cord blood units donated by the public in the Zhejiang province.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South entered into a shares repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions in November 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date.

Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our Beijing operation, Guangdong operation and Zhejiang operation.

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China and all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2014. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2014, the noon buying rate was RMB6.2164 to $1.00.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Key Information — Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” sections and elsewhere in this report.

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

ITEM 2.                                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                  KEY INFORMATION

A.                                    Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2013 and 2014 and for the years ended March 31, 2012, 2013 and 2014, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2010, 2011 and 2012 and for the years ended March 31, 2010 and 2011 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2013 and 2014 and for the years ended March 31, 2012, 2013 and 2014 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2014	2014	2013	2012	2011	2010
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of income data:
Revenues	92,152	572,857	526,123	380,490	339,532	261,536
Gross profit	75,064	466,632	419,502	293,832	262,156	195,806
Operating income	37,308	231,926	209,314	134,843	123,819	97,193
Net income attributable to the Company’s shareholders (1)(2)	21,218	131,903	112,447	131,980	91,703	49,177
Net income per ordinary share, basic	0.26	1.60	1.49	1.79	1.31	0.82
Net income per ordinary share, diluted	0.26	1.60	1.49	1.79	1.31	0.78
Net income per redeemable ordinary share, basic	N/A	N/A	N/A	N/A	N/A	0.22
Net income per redeemable ordinary share, diluted	N/A	N/A	N/A	N/A	N/A	0.22
Selected operating data:
New subscriber sign-ups (3)	64,641	64,641	72,228	53,924	56,518	45,252
New donations accepted (3)	6,700	6,700	5,400	4,506	3,001	3,390
Total units stored (end of period) (3)(4)	409,848	409,848	338,507	260,879	202,449	142,930
Units deposited by subscribers (end of period) (3)(4)	376,623	376,623	311,982	239,754	185,830	129,312
Units contributed by donors (end of period) (3)	33,225	33,225	26,525	21,125	16,619	13,618

(1)                                 Includes:

	For the year ended March 31,
	2014	2014	2013	2012	2011	2010
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Write-off of deferred reverse recapitalization costs	—	—	—	—	—	21,566

(2)                                 Includes:

	For the year ended March 31,
	2014	2014	2013	2012	2011	2010
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)	9,394	58,398	38,543	9,634	33,929	24,770

(a) Jiachenhong’s High and New Technology Enterprise (“HNTE”) certificate was dated October 28, 2011 and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB1.7 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status. Subject to reapplication, Jiachenhong’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2014 to December 31, 2016. Management believes that Jiachenhong meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax.

(b) Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB13.0 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Nuoya’s HNTE status. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014. Nuoya’s renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status is valid retroactively as of January 1, 2013 and will expire on December 31, 2015, and Nuoya is subject to a reduced tax rate of 15% during such period.

(c) During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million ($1.0 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC and we have provided RMB3.9 million ($0.6 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future.

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

	For the year ended March 31,
	2014	2014	2013	2012	2011	2010
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	86,226	536,015	578,632	353,858	176,585	36,365
Net cash used in investing activities	(24,111)	(149,883)	(493,717)	(122,945)	(33,914)	(158,849)
Net cash provided by/(used in) financing activities	376	2,336	618,718	(44,664)	193,141	242,393

	As of March 31,
	2014	2014	2013	2012	2011	2010
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	302,892	1,882,901	1,494,099	794,311	611,387	280,835
Working capital (i)	267,148	1,660,710	1,265,726	700,065	460,261	247,800
Total assets	584,104	3,631,022	2,986,276	1,824,150	1,563,598	1,047,034
Deferred revenue	164,139	1,020,353	702,586	412,644	244,987	129,229
Share capital	8	50	50	50	52	46
Retained earnings	89,331	555,323	423,420	310,973	178,993	87,290
Total shareholders’ equity	230,846	1,435,042	1,237,132	1,202,734	1,070,781	808,886

(i)                                     Working capital is calculated as total current assets minus total current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 31, 2014, the noon buying rate announced by Federal Reserve Statistical Release was RMB6.2164 to $1.00 and on June 30, 2014 the noon buying rate was RMB6.2036 to $1.00.

	Renminbi per U.S. Dollar — Noon Buying Rate
	Period Ended	Average (1)	Low	High
2014
June	6.2036	6.2306	6.2036	6.2548
May	6.2471	6.2380	6.2255	6.2591
April	6.2591	6.2246	6.1966	6.2591
March	6.2164	6.1729	6.1183	6.2273
February	6.1448	6.0816	6.0591	6.1448
January	6.0590	6.0509	6.0402	6.0600
Year ended March 31, 2014	6.2164	6.1220	6.0402	6.2273
Year ended March 31, 2013	6.2108	6.2783	6.2105	6.5477
Year ended March 31, 2012	6.2975	6.3790	6.2935	6.5477
Year ended March 31, 2011	6.5483	6.7069	6.5483	6.8323
Year ended March 31, 2010	6.8258	6.8286	6.8176	6.8371

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2012, 2013 and 2014 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•                   The NHFPC has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the LHFPCs actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the NHFPC or the relevant LHFPC, takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

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

•                   There is a possibility that the NHFPC or the relevant LHFPC will take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the NHFPC or the relevant LHFPC publicly announces such a position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.

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

•                   The NHFPC or the relevant LHFPC may be inclined to restrict or prohibit the operators of licensed cord blood bank from conducting fee-based commercial cord blood banking services directly. In such event, we may have to change our business model or even terminate our business, and our results of operations, financial condition and liquidity may be materially adversely affected.

•                   The NHFPC or the relevant LHFPC may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations would be materially adversely affected.

•                   The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government regarding the aforementioned healthcare reform, including but not limited to the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to the pricing standards established by the relevant commodity price departments of PRC. Moreover, on October 8, 2012, the State Council published the Notice on the “Twelfth Five-Year Plan” of Health Care Development which suggests strengthening the safety and security of the blood stations, and improving the standards of the blood station laboratories, and on December 3, 2012, the MOH published three industrial standards including “Requirements for Blood Storage” which may related to our cord blood banking service management. Notwithstanding, there is lacking of a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates. If the government controlled pricing or price guidance set by the relevant department of PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially adversely affected.

If we lose our position as the sole provider of cord blood banking services in our existing markets, our business and prospects may be materially adversely affected.

Our business and financial results may be materially adversely affected by a relaxation or an abolishment of the one-child policy in China.

The one-child policy has been established for over 30 years in China, and has successfully controlled population growth rates in the past years. In November 2013, the PRC government announced that it would gradually relax the one-child policy by allowing families to have two children if one of the parents is an only child. Although the one-child policy is not fully adopted in all provinces in China, however, the implementation schedule of the aforesaid policy will be executed soon in the near future, according to the interview of Mr. Wang Peian (the Vice-chairman of the NHFPC) published on the NHFPC’s website on November 17, 2013. With only one child in each family, it is difficult to obtain matching stem cells if such child needs a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to choose our subscription services. If the one-child policy in China is further relaxed or abolished, we cannot assure the demand for our subscription services will maintain at current levels and thus, our business and financial results may be materially adversely affected.

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

There is no assurance that demand for our subscription services will remain at current levels for the following reasons:

•                   Cord blood banking licensees in China are required to accept all cord blood unit donations except for a valid medical reason and to provide matching services to patients in need of transplants. As the number of cord blood units donated by the public grows in size and increases in diversity, the probability of finding matching units for a patient among the units donated by the public may increase, which may result in a decrease in market demand for our subscription services.

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

We invested in Qilu, the exclusive cord blood banking operator in the Shandong province, with an equity interest of 24.0%. Qilu’s operation is largely concentrated in the Shandong province. Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in the Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially adversely affected or severely impaired.

If we fail to expand through strategic acquisitions of cord blood banks in other regions, we may not be able to expand our scope of operations or increase our revenues.

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, the MOH will not issue more than three additional licenses by 2015. The NHFPC has not made any public announcement regarding the regions in which licenses will be granted. We have not filed any application in several regions where we believe cord blood banking licenses may be issued in the near future. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations into these regions. Expansion through strategic acquisitions is subject to a number of risks:

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

•                   Even if we make a successful bid, we may be unable to obtain government approvals necessary to consummate any given proposed acquisition. Among others, if the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of such concentration poses on competition. Further, we may encounter protective measures in local markets that may preclude or impede our ability to expand into such regions through strategic acquisitions.

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

•                   While all cord blood banks must meet the relevant standards set by the NHFPC, some cord blood banks, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of the acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

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

If the NHFPC decides to grant new cord blood banking licenses in the future in other regions, we may attempt to apply for licenses in such regions. Applying for licenses involves a variety of risks:

•                   Based on the time needed for the granting of the seven existing cord blood licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.

•                   At any time during the application process, the NHFPC may decide not to grant a cord blood banking license in the region. Further, our likelihood of success may not be assessed easily, for the reason of neither the NHFPC nor the LHFPC currently announces the number of prospective applicants.

•                   The potential award of new licenses may attract new entrants to the industry. Some of these entrants may consist of internationally based specialists with more extensive technical capabilities and stronger brand recognition and China-based healthcare conglomerates with significantly more resources than us.

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

China is having its laws and regulations changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level LHFPCs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.hshfy.sh.cn:8081/flws/text.jsp?pa=ad3N4aD0xNzE0MDUmdGFoPaOoMjAwNKOpu6a2/tbQ0NDW1dfWtdoyNTa6xSZ3ej0Pdcssz) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

•                   Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, technological improvement projects, the recruitment of new employees, the upgrading of our managerial, operational and financial systems, procedures and controls, and the training and management of our growing employee base.

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

We keep adequate level of equipment and consumables in our laboratories for the examination, processing, collection and preservation of cord blood stem cells for us to handle new subscribers within a certain period of time. We also maintain, whenever available, multiple suppliers for our equipment and consumables. However, the number of equipment and consumables suppliers within the cord blood banking industry may become limited, while some of them may decide to exit the industry, leaving us with even more limited suppliers to choose from. Without adequate or sufficient equipment and consumables, we may not be able to handle all potential subscribers and our operations and financial performance will be adversely affected.

If we fail to maintain and strengthen our service platform, our new subscriber sign-ups may decline and our growth may be impaired.

Sales and marketing activities are conducted by our own direct sales force with the support of our collaborating hospitals. As of March 31, 2014, we have collaborative relationships with 312 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                   For the year ended March 31, 2014, the top ten of these hospitals handled the collection procedures for approximately 18.5% of our new subscribers, and the top hospital accounting for 3.6% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

Any problems with our services, if publicized in the media or otherwise, could negatively impact our reputation and the cord blood banking industry in China. Similarly, inappropriate or inadequate communication following a major crisis, such as a major operational incident, breach of law or ethics or leak of market-sensitive confidential information, could quickly and seriously impair our reputation. Depending on the nature of such a major crisis, effective communication may not mitigate serious damage to our reputation and may render us subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks can have a material adverse impact on our business.

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

Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units as inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China. Nonetheless, we cannot assure you that we will not become the subject of negative publicity resulting from this business practice, whether due to failure by our employees to duly notify our subscribers of this contract provision, ethical issues underlying this business practice or other reasons. If this business practice receives negative media attention, our reputation and our ability to attract new subscriber sign-ups may be materially adversely affected.

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

Currently, we maintain insurance coverage of RMB50.0 million ($8.0 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB180.7 million ($29.1 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 per person and RMB4.0 million in the aggregate.

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

Further, we cannot assure you that we will be able to continue to maintain insurance with adequate coverage for liability or risks arising from any of our services on acceptable terms. Even if the insurance is adequate, insurance premiums could increase significantly which could result in higher costs to us. Depending on the development of the industry, certain potential liability may be excluded from coverage under the terms of our insurance policy in the future which imposes even higher level of risk and uncertainty going forward.

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

Under the Measures for Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006:

•                   for-profit cord blood banks and other for-profit special purpose blood stations are not approved,

•                   neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit,

•                   the purchase and sale of cord blood units donated by the public is prohibited, and

•                   cord blood banks are prohibited from collecting or providing cord blood without a duly obtained Blood Station Operation License issued by the provincial-level DOH.

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In June 2007, June 2010 and April 2013, the DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In both May 2009 and May 2012, the DOH in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010. In September 2013, the DOH in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

All the operators of the licensed cord blood banks in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public. We believe that the NHFPC and the LHFPCs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the LHFPCs in Beijing, Guangdong and Zhejiang contained information about our subscription services to subscribers.

Although the above facts indicate that the NHFPC and the LHFPCs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the NHFPC and the LHFPCs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. We cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the competent health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occur, our business and financial condition will be materially adversely affected. Similarly, if the NHFPC or the relevant LHFPC order Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially adversely affect our investment.

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

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2011. We have also communicated and consulted with the MOH and the relevant DOHs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2013, May 2012 and September 2013, respectively, from the relevant authorities after the Catalogue revised in 2011 was already effective. None of Jiachenhong, Beijing Cord Blood Bank, Nuoya, Guangdong Cord Blood Bank or Lukou, Zhejiang Cord Blood Bank encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2011 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2011 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2011. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2011. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2016. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2015. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2016. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong and Lukou are unable to extend their respective operating periods, these respective operating period will not cover the period of the contracts entered into after September 2005 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2011 has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

•                   The regulatory framework on the cord blood banking industry may not be sufficiently comprehensive to address all ranges of issues in connection with operation in the cord blood banking industry and to respond to the changes and developments in the industry. Before the existing laws and regulations are amended, PRC government authorities sometimes may establish internal policy guidance and follow this guidance in practice, and this policy guidance could vary among different LHFPCs and be inconsistent with written regulations.

•                   Stringent regulations and standards apply to various aspects of our operations, including workers’ safety, the maintenance of premises, and the handling and disposal of waste materials and hazardous substances. Failure to maintain the required standards can result in fines, an order to suspend the operations of our facilities until corrective measures are implemented or the revocation of our operating permits for such facilities or the denial of permission for their renewal. We comply with these regulations. A failure in complying with these regulations may have a material adverse effect on our operations.

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

Regulations of cord blood banking services in China are still evolving and there are uncertainties in relation to the application and interpretation of the relevant regulations. We may be required to devote significant time and attention to maintaining our compliance with the applicable requirements, and our compliance costs may increase in future periods.

The terms of our convertible debt financings with a private equity investor and Golden Meditech include provisions that may limit our flexibility or require us to repay or refinance such debt, which may not be practicable depending upon the circumstances

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. Similarly, so long as the investment value maintained by KKRCHL exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), KKRCHL will be entitled to designate one of the members of our Board of Directors, have access to certain of our confidential information and be entitled to a right of first refusal regarding future financings by us. In addition, so long as such investment value is maintained by KKRCHL, we will not, without the affirmative consent of KKRCHL:

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

In order to preserve the value of our brand name, we may need to take legal actions against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in the PRC are uncertain and still evolving, we may not be successful in litigation. Further, future litigation may also result in substantial costs and diversion of our resources and disrupt our business.

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

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under CBB, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from CBB. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines.

In December 2013, CBB acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, CBB’s principal activities changed to the provision of funeral and related services. As of March 31, 2014, we owned a total of 8,122,222 and 24,366,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.2% equity interest, respectively. There are significant risks associated with Cordlife Singapore’s expansion into developing countries, such as changes in regulation and different consumer appetite toward cord blood banking. There are also significant risks associated with CBB’s newly acquired business as it may not have the necessary experience to operate the funeral and related services business. We may thus be unable to realize satisfactory return on our investment in Cordlife Singapore and CBB.

Besides, in May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. The marketing collaboration arrangement may not be successful, and Cordlife Singapore’s operations may be affected by changes in local policies as well as the immigration policy in Hong Kong. As a result, we may not be able to generate satisfactory returns on the arrangement.

Furthermore, in February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, in exchange for a minimal fee. Thereafter, both the Company and Cordlife Singapore will provide new services to our clients in the PRC. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

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

Pursuant to the restructuring of Cordlife Singapore from Cordlife on June 30, 2011, the subsequent listing of Cordlife Singapore on March 29, 2012, the share consolidation of CBB in December 2013, and the shares issuances and shares repurchases by CBB and Cordlife Singapore during the year ended March 31, 2014, we owned a 11.4% equity interest in CBB and a 9.2% equity interest in Cordlife Singapore as of March 31, 2014. Due to an increase in the market value of the ordinary shares of Cordlife Singapore, the total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2014 amounted to RMB121.0 million ($19.5 million). Should the value of shares in CBB or Cordlife Singapore experience a significant decline and we determine that the impairment is other-than-temporary, a further write-down of investment will have to be recognized in our consolidated statements of comprehensive income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB48.4 million ($7.8 million) as of March 31, 2014. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2012, 2013 and 2014. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

In addition, we have entered into service contracts with senior executive officers on June 30, 2009, namely, Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million. CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for CCBC. These anti-takeover provisions could make it more difficult for a third party to acquire CCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of March 31, 2014, Golden Meditech owned 42.0% of CCBC’s outstanding shares, excluding shares owned by us. CCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

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

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies initially showed signs of stabilizing, political instability in Russia and Ukraine and recent economic developments in Japan, China, other countries of Asia and Euro-zones cast doubt on the pace of global economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

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

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2014, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”. In addition, CCBC may need to accommodate the loss to KKRCHL (and, hence, we may be adversely affected) if CCBC is determined to be a PFIC.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. These accounting firms have the ability to appeal and the four firms which are subject to the six-month suspension from practicing before the SEC have filed a petition for review of the decision. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. We cannot predict the outcome of this matter or the effect it may have on our ability to make timely filings with the SEC.

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

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2014, we had cash denominated in U.S. dollars of approximately $0.4 million.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other developed countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against operators of the unlicensed cord blood banks which may work to the disadvantage of operators of the licensed cord blood banks, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may even not be aware of our violation of these policies and rules until the time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations may adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75”, on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, hereinafter collectively known as the “SAFE Rules”. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, the SAFE Rules have retroactive effect. As a result, PRC residents who had established or acquired control of offshore companies that had made onshore investments in the PRC before promulgation of the SAFE Rules were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

On November 19, 2012, the SAFE issued the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the “Notice 59”. The Operating Rules for Foreign Issues with Regard to Direct Investment under Capital Account, or the Operating Instruction, an appendix to Notice 59, provides in detail the procedures, required documents and review standard of foreign exchange registration and reverse investment by domestic residents through offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area, where one of the primary domestic enterprises is located, to comprehensively register with. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan.

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

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78”. Circular 78 has then been superseded by the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or “Circular 7”, which became effective from February 15, 2012. Under Circular 7, domestic individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle regarding issues and entrust an overseas institution to process the exercise of options, purchase and sale of corresponding stocks or equity, and transfer of proceeds. The domestic agency shall go through the foreign exchange registration procedures with the local office of the SAFE at the place where it is located for all individuals participating in the equity incentive plans and shall submit certain forms to the local office of the SAFE periodically to report and declare such plans. Moreover, any substantial or material change and termination, expiration or cancellation of the equity incentive plans shall be reported to the local office of the SAFE by the domestic agency within time limitation. In respect of all the proceeds obtained by such employees from the overseas listed company through the equity incentive plans, the domestic agency may convert such proceeds into RMB for all the individuals with the bank and then transfer the proceeds obtained from such conversion to the respective domestic RMB accounts of the domestic individuals. On February 18, 2011, at our annual general meeting, our shareholders approved a restricted share unit scheme (or the “Incentive Plan”) which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of CCBC and our subsidiaries. As of March 31, 2014, no shares or restricted share units were granted and/or outstanding under the Incentive Plan. All the options for the shares of CCBC or restricted share units to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 7 since CCBC is an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 7, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to make relevant registrations with SAFE or its local offices, it will prevent us from conducting the share option schemes, Incentive Plan or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local offices in connection with the foreign exchange registration.

In addition, the PRC employees involved in the Incentive Plan must make the registrations with the competent foreign exchange administration authorities as required under Circular 7 through the domestic agency. We cannot assure you that the administration authorities would permit such PRC employees to go through the registration procedures. If this occurs, the operations and financial condition of the listed company may be adversely affected due to lack of management incentive or departure of key personnel.

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

Jiachenhong was granted the HNTE certificate on December 24, 2008 and such status was valid retroactively as of January 1, 2008 and expired on December 31, 2010. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Subject to reapplication, Jiachenhong’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2014 to December 31, 2016. Management believes that Jiachenhong meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax. Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014. Nuoya’s renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status is valid retroactively as of January 1, 2013 and will expire on December 31, 2015, and Nuoya is subject to a reduced tax rate of 15% during such period. Lukou has not yet applied as an HNTE. We cannot assure you that Jiachenhong and Nuoya will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration, or if Lukou applies for an HNTE certificate that it will be granted. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong and Nuoya will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong and Nuoya will be able to continue to enjoy our current preferential tax treatments and we cannot assure you that Lukou will be granted with preferential tax treatment.

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

•                   addition or departure of our shareholders, senior management and key research and development personnel;

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

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2013 Revision, as amended and revised), of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

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

We have instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We had engaged external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues and may do so again in the future. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, strengthen our anti-corruption policy and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our Board of Directors, subject to obtaining all relevant approvals, and will depend upon our results of operations, our cash flows, our financial condition, the payment of cash dividends from our subsidiaries to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to “Information on the Company — Business Overview — Regulation —Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2013 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2014, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 11.4% interest in CBB, a provider of funeral and related services, and an indirect 9.2% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore was listed on the Singapore Exchange on March 29, 2012.

Immediately following the Business Combination and the share exchange with CCBS’ remaining shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBC’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the CCBC management team owned 5.7% of CCBC’s issued shares.

The Business Combination was accounted for in accordance with U.S. GAAP as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination were recorded as redeemable non-controlling interest. Upon completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

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

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, we paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring of Cordlife, we hold 24,366,666 shares in CBB; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore and we neither purchase nor dispose our shares in CBB or Cordlife Singapore during year ended March 31, 2013 and 2014. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. During the year ended March 31, 2014, there were also share issuances and share repurchases by CBB and Cordlife Singapore. We did not make any payment to further acquire CBB and Cordlife Singapore during the year ended March 31, 2014. As of March 31, 2014, we owned a total of 8,122,222 and 24,366,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.2% equity interest, respectively.

In September 2010, we announced the execution of a framework agreement to form a non-wholly owned subsidiary, Lukou, with the Zhejiang Provincial Blood Center. The new entity which completed business registration and regulatory approval procedures in February 2011, is 90% owned and controlled by us.

In November 2010, we completed a follow-on public offering of 7,000,000 shares at $4.50 per share. Total gross proceeds of $31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

In December 2010, we completed a warrant exchange offer to simplify our capital structure, which allowed warrant holders to receive one ordinary share for every eight warrants outstanding. We issued an aggregate of 1,627,518 ordinary shares upon closing of the exchange offer, equal to approximately 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. Any remaining warrants outstanding that were not exercised expired on December 13, 2010.

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

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be approximately 2.0 million in 2012, accounting for approximately 46% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the National Bureau of Statistics of China, the nation has a newborn population of approximately 16.4 million in 2012; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3% in both 2010 and 2011 and approximately 4% in 2012 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 9.2% equity interest (as of March 31, 2014) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India and the Philippines. Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia and the Philippines and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 543-person sales team has direct access to expectant parents through collaboration with 312 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 376,623 in March 2014.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2014, storage revenue represented 29.1% of our total revenues.

We recorded revenues and net income of RMB572.9 million ($92.2 million) and RMB132.5 million ($21.3 million), respectively, during our fiscal year ended March 31, 2014.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only market operator with multiple licensed cord blood banks and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 376,623 in March 2014. We believe that our leadership and track record of accumulated subscriber growth makes us an attractive strategic partner for license holders and applicants and positions us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 312 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 543-person sales force to have direct access to expectant parents. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve. Our collaborating hospitals and dedicated sales team have enabled us to establish ourselves as a quality cord blood banking service provider in the communities we operate.

Well-Developed and Effective Marketing Program.  We have developed a comprehensive marketing program that aims to increase cord blood banking penetration in the markets we operate by educating expectant parents on the benefits of cord blood, including the following:

•                   Joint marketing efforts with our collaborating hospitals such as educational sessions at pre-natal classes and one-on-one discussions with our sales force,

•                   Cooperative relationships with government agencies to educate the public concerning cord blood banking, and

•                   An extensive portfolio of promotional materials, including billboards and newsletters that offer detailed information on the importance of cord blood and hematopoietic stem cell therapy.

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood. Our facilities in Beijing, Guangdong and Zhejiang are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing, Guangdong and Zhejiang, we believe we have the ability to meet increasing market demand. In addition, the cord blood bank operated by our Beijing subsidiary has been granted the AABB Accreditation with regard to cord blood processing and storage services.

Experienced Management Team.  Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Mr. Yuen Kam, our chairman, has over twenty years of experience in the healthcare industry. Ms. Ting Zheng, our chief executive officer, has over ten years of experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our chief financial officer, is a CFA charterholder and has over ten years of experience in the pharmaceutical and healthcare industries. Ms. Yue Deng, our chief executive officer in the Beijing division, and Ms. Rui Arashiyama, our chief executive officer in the Guangdong and Zhejiang divisions, each has over ten years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our chief technology officer, has over twenty years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, extensive experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is a young industry with attractive opportunities due to China’s large population and rapid economic growth. Our goal is to grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 312 hospitals and 376,623 subscribers as of March 31, 2014. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire the Right to Operate Additional Cord Blood Banks and Invest in Other Cord Blood Banks in China.  We intend to acquire the right to operate additional cord blood banks and invest in other cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and license applicants. We successfully completed the acquisition of a 90% ownership stake in Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007 and we further acquired the remaining 10% ownership stake in Nuoya in November 2012. In May 2010, we acquired 19.9% equity interest in Qilu, which operates the Shandong Cord Blood Bank, and we further increased our equity interest in Qilu to 24.0% in February 2013. During the year ended March 31, 2011, we established a 90% owned subsidiary, Lukou, which exclusively operates the licensed cord blood bank in the Zhejiang province. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and applicants.

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We are a significant shareholder with a 9.2% equity interest in Cordlife Singapore (as of March 31, 2014) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries with significant populations and annual births of approximately 45,000, 67,000, 24.6 million, 4.3 million and 2.6 million, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with Cordlife Singapore to gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

Our Revenue Model

The payment for our services consists of processing fees payable at the time of subscription or in certain circumstances by installments, depending on the payment option elected by subscribers, and 18 years of storage fees payable by our subscribers by a lump sum payment at the time of subscription or on an annual basis for as long as the contracts remain effective. For further information of our various payment options, please refer to “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers”. Our payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenue from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our direct costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang province. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2012, 2013 and 2014, depreciation expenses, our most significant fixed cost, accounted for 15.6%, 16.3% and 17.1%, respectively, of our direct costs (cost of revenue). Technical consulting fee accounted for 6.3%, 5.6% and 6.3%, respectively, of our direct costs, and amortization expenses accounted for 5.3%, 4.3% and 4.4%, respectively, of our direct costs.

Our Competitive Strengths

Early Entrant Advantage with Multiple Cord Blood Banking Licenses in China.  We are the first operator with licensed cord blood bank in China. We operate licensed cord blood banks in Beijing, Guangdong and Zhejiang. To date, the PRC government authorities has issued seven cord blood banking licenses in China. As the cord blood banking industry in China is a young industry, we enjoy certain competitive advantages as an early entrant, including the following:

•                   Our Beijing-based subsidiary, Jiachenhong, was the first operator of the licensed cord blood bank in China. Since we have the longest operating history among a limited number of operators in China, we assist PRC governmental authorities whenever possible by providing our inputs and opinions in hopes of heightening industry standards for the cord blood banking industry in China.

•                   We have developed a reputable brand in delivering quality cord blood banking services. We believe that we have achieved consistently good results in terms of preserving our subscribers’ cord blood deposits. We have provided more than 1,000 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations.

•                   We operate the licensed cord blood banks to provide cord blood banking in regions such as Beijing, Guangdong and Zhejiang, three out of the seven licensed regions in which the operation of cord blood banks is permitted in China. The PRC government may issue cord blood banking licenses in up to three additional regions by 2015. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future.

Extensive Hospital Networks in Our Existing Markets.  We provide our services through collaboration with selected hospitals in our operating regions. Our hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our sales and marketing activities. Our focus on building an extensive hospital network by collaborating with hospitals has contributed to our successful growth. We have established collaborative relationships with 312 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2014. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate our target markets.

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

•                   We maintain cooperative relationships with several government agencies to educate the public about the benefits of cord blood banking.

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing, Guangdong and Zhejiang are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. In addition, the cord blood bank operates by our Beijing subsidiary has been granted the AABB Accreditation with regard to cord blood processing and storage services. The total number of units stored at our cord blood banks amounted to 260,879, 338,507 and 409,848 as of March 31, 2012, 2013 and 2014, respectively.

Capable and Experienced Management Team.  Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and solid experience in one or more emerging healthcare sectors in China. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange Main Board with a track record of operating in several emerging healthcare sectors in China. Due to its long operating history in the healthcare industry, Golden Meditech has established relationships with a large number of hospitals, distributors and regulatory agencies, which provide us valuable resources to develop our hospital network when we first launched our service in China. As a distinct entity, we now operate all aspects of our business without undue reliance on Golden Meditech and have independent access to suppliers and distribution channels.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for expectant parents as a precautionary healthcare measure for the benefit of their children and other family members. Our subscription services accounted for 99.5%, 99.6% and 99.5% of our revenues for the years ended March 31, 2012, 2013 and 2014, respectively.

We have developed hospital networks by entering into collaborative agreements with hospitals located in Beijing, Guangdong and Zhejiang, where we operate licensed cord blood banks. Our collaborating hospitals collect the cord blood of the newborns of our subscribers and we reimburse them handling fees for the collection services performed.

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

Also, effective from April 1, 2011, subscribers in Beijing who choose payment option (3) will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fees payable under the contract. Subscribers in Guangdong who choose payment option (3) between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fees payable under the contract. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments (payment option (3)) will make an initial payment of RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fees payable under the contract. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

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

Effective from May 1, 2013, subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,380 each year, representing a discount of RMB1,960 of the total storage fees payable over the contract period.

Payment option (3) was not offered to subscribers in Guangdong from April 1, 2013 to June 30, 2013. Effective from July 1, 2013, subscribers in Guangdong who choose payment option (3) will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year, resulting in a surcharge of RMB700 to the amount of processing fees payable under the contract. An annual storage fee of approximately RMB860 is payable for a period up to 18 years. Payment option (3) is not offered to subscribers in Zhejiang.

Starting from January 1, 2014, the annual storage fee payable by subscribers in Beijing who elected payment option (1) and (3) prior to May 1, 2013 increased by RMB35 or to approximately RMB535.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.5%, 0.4% and 0.5% of our revenues for the years ended March 31, 2012, 2013 and 2014, respectively.

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

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia and also works with other cord blood banks to promote the usage of donated cord blood units.

We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant. For the years ended March 31, 2012, 2013 and 2014, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 88, 93 and 127, respectively. In addition, during the years ended March 31, 2012, 2013 and 2014, there were 72, 75 and 87 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2014	2013	2012
New subscriber sign-ups	64,659	72,240	53,932
Subscriber units used in medical treatments	18	12	8
New subscriber sign-ups (net)	64,641	72,228	53,924

New donations accepted	6,914	5,568	4,666
Donated units used in matching services	214	168	160
New donations accepted (net)	6,700	5,400	4,506

Total	71,341	77,628	58,430

	As of March 31,
	2014	2013	2012
Units deposited by subscribers (2)	376,623	311,982	239,754
Units contributed by donors (1)	33,225	26,525	21,125
Total (2)	409,848	338,507	260,879

(1)                                 Excludes the matching units used during the relevant periods.

(2)                                 As of March 31, 2012, 2013 and 2014, includes 9,752, 9,397 and 13,442 subscribers respectively, who had been delinquent for over 24 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year.

Units
Donated units used during the year ended March 31, 2012	160
Donated units used during the year ended March 31, 2013	168
Donated units used during the year ended March 31, 2014	214

Units
Accumulated number of matches as of March 31, 2012	647
Accumulated number of matches as of March 31, 2013	815
Accumulated number of matches as of March 31, 2014	1,029

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

•                   Collection.  Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscribers or donors give birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into specialized container. Although we are not responsible for the collection, we provide a kit that contains the medical apparatus necessary for the collection procedure.

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

Sales and Marketing

As of March 31, 2014, our total sales force (including after sales support) consists of 543 employees. Their compensation consists of base salary and performance-based bonus assessed on a quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 312 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2014.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                   Activities targeting prospective parents.  We maintain our hospital networks which consist of 312 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutional or hospitals to organize pre-natal classes and other events for expectant parents.

•                   Education of the medical community.  To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

•                   Advertising efforts.  Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits through distributing such information via government agencies whenever possible. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences on the medical use and application of cord blood technology.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. Materials and supplies used in our cord blood banking business are mainly sourced in the United States and China. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. But certain materials or supplies may only be sourced from few suppliers in the United States and China. To date, we have not encountered any material shortage or significant price fluctuation that had a material adverse effect on our business.

To the extent possible, it is our policy to maintain more than one vendor for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2014			2013		2012
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
China Bright Group Co. Limited*	2,306	14,336	23	—	—	—	—
Cesca Therapeutics Inc.	1,744	10,841	17	—	—	—	—
Shanghai Qiangzhi Biological Technology Co., Ltd.	1,157	7,195	11	11,152	22	3,619	11
Hangzhou Baitong Biological Technology Co., Ltd.	—	—	—	7,783	15	5,490	16
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	—	—	—	—	—	8,340	25
Beijing Probe Biological Technology Co., Ltd.	—	—	—	—	—	3,389	10
Total	5,207	32,372	51	18,935	37	20,838	62

* An affiliate of Golden Meditech

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2014, one hospital in Beijing accounted for approximately 3.6% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2014, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2014.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million. The Company is in the process of obtaining the ownership certificate.	5,562
Total			31,690

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, monitor testing processes and results on a case-by-case basis, keep real-time record of storage movement in cord blood banks, handle billing matters and track customer hotline interactions.

Quality Assurance

Our cord blood banking operations in Beijing and Guangdong have been accredited with GB/T19001-2008 (equivalent to ISO-9001), which is the national standards for quality control in China. Our Beijing Cord Blood Bank also received the AABB Accreditation with regard to cord blood processing and storage services. Our laboratories in Beijing, Guangdong and Zhejiang comply with the Good Laboratory Practice, or “GLP”, standards.

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

We are responsible for quality assurance in connection with our cord blood banking services. In the event that the cord blood stored at our banks are found to be unfit for use in a transplant due to our mishandling or other fault or errors attributable to us, we have agreed under our subscription contract to compensate the subscriber in an amount equal to twice the fees paid by the subscriber. We have procured insurance to cover this liability. See “— Insurance”.

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. The operators of the other three licensed cord blood banks are Eastern Union Stem Cell & Gene Engineering Co., Ltd. in Tianjin, Shanghai Stem Cells Technology Co., Ltd. in Shanghai and Sichuan Stem Cells Co., Ltd. in Sichuan. The NHFPC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, cord blood banking licenses may be issued in up to three additional regions by 2015. We will seek to expand our geographical coverage by acquiring or collaborating with one or more successful applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood banking operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, more efficient management and higher level of technological expertise than us.

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

Employees

As of March 31, 2012, 2013 and 2014, we had 795, 890 and 944 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2014:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	205	270	68
Laboratory function	76	103	19
Management and administration	94	70	39
Total	375	443	126

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($8.0 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB180.7 million ($29.1 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 per person and RMB4.0 million in the aggregate.

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

We do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance.

We believe our insurance coverage is consistent with typical industry practices. However, our business and prospects could nonetheless be adversely affected in the event our insurance coverage is insufficient to cover our losses. See “Key Information — Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.”.

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

We maintain close contact with our system developers to ensure our system is capable of handling the increasing amount of data as our subscriber base continues to grow. Our system currently operates on a Microsoft SQL Server 2008 platform and we continue to build on this platform in order to develop a larger and more comprehensive database and management system nationwide.

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2014, we incurred approximately RMB9.8 million ($1.6 million) research and development expense, derived from internal research and development effort.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU is entitled to an annual advisory fee of RMB2.0 million ($0.3 million) for providing technical consultancy services. In October 2013, Jiachenhong and PEKU renewed the cooperation agreement for a term of 20 years commencing in October 2013. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB2.6 million ($0.4 million).

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

In November 2009, Nuoya entered into a cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years pursuant. GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services to expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH is entitled to an annual advisory fee of RMB2.0 million ($0.3 million) for providing technical consultancy services. In February 2014, Nuoya and GWCH entered into a supplementary agreement pursuant to which the annual advisory fee increased to RMB3.2 million ($0.5 million) commencing in October 2013.

Cooperation with Zhejiang Provincial Blood Center

In December 2010, Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center, for a term of 3 years, pursuant to which Zhejiang Provincial Blood Center would provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services, and provide laboratories and storage facilities to Lukou to support Lukou’s cord blood banking business in the Zhejiang province. In return, Zhejiang Provincial Blood Center is entitled to an annual advisory fee of RMB2.0 million ($0.3 million) for providing technical consultancy services and assistances. As of the date of this report, the Group is still in the process of renewing the cooperation agreement.

Investment in Cordlife (CBB and Cordlife Singapore after the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million in exchange for 24,366,666 shares of Cordlife. On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. During the year ended March 31, 2014, there were also share issuances and share repurchases by CBB and Cordlife Singapore. We did not make any payment to further acquire CBB and Cordlife Singapore during the year ended March 31, 2014. As of March 31, 2014, we owned a total of 8,122,222 and 24,366,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.2% equity interest, respectively. Our investments in CBB and Cordlife Singapore are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets as of March 31, 2014 and we did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of funeral and related services and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2013, over 1.1 million babies were born within the Shandong province during 2012. We believe Shandong represents a very sizable market opportunity.

Investment in Lukou

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, and acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million during the year ended March 31, 2011. Lukou is 90% owned by us and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cells collection and storage services for expectant parents as well as preserving cord blood units donated by the public.

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

Global Demand for Cord Blood Banking Services

The demand for the global cord blood banking industry is driven by an increasing awareness of the wide range of diseases that stem cell can be used to treat. Improved healthcare has resulted in increased life expectancy with a larger aging population. An aging population has led to a higher rate of disease incidence and increased demand for medical care, including stem cell therapies. Cord blood stem cells can be used to treat over 80 types of diseases. As medical science continues to discover new application of cord blood stem cell therapies, many other diseases could potentially be treated. The expanded application of stem cell transplants is likely to further stimulate the demand for and the growth of cord blood storage worldwide.

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

According to the U.S. Census Bureau, the population of the world has over 7.1 billion in July 2014 and the number of newborns is approximately 134 million worldwide in 2013. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Current Market Conditions

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, cord blood banking licenses may be issued in up to three additional regions by 2015. According to the same notice, only one license will be granted to a cord blood bank in a designated provincial level region. Under this policy, a cord blood bank licensed to operate in a particular region has the advantage of becoming the sole operator of the licensed cord blood bank in that region.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                   Large number of newborns.  According to the National Bureau of Statistics of China, China had a population of over 1.3 billion persons and approximately 16.4 million newborns as of and for the year ended December 31, 2012. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of almost 106 million people in 2012, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 20 million at the end of 2012.

•                   Growth in GDP and urban disposable income and increasing focus on healthcare.  According to the National Bureau of Statistics of China, GDP per capita in China grew by 17.1%, 17.2% and 9.2% in 2010, 2011 and 2012, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the National Bureau of Statistics of China, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB2,784.7 billion in 2012, representing a compound annual growth rate of approximately 16.2%.

•                   Increasing public awareness of the benefits associated with cord blood banking services.  Operators of cord blood banks in China focus their sales and marketing efforts in hospitals and pre-natal clinics to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedure and potential benefits. Continuous customer education and expanded sales and marketing networks enable the operators to tap into a potential sizeable market with increased penetration rates and enlarged subscriber base.

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

•                   the NHFPC;

•                   the China Food and Drug Administration;

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

PRC Regulation on the Cord Blood Banking Industry

The NHFPC is responsible for the regulation and supervision of cord blood banks in China, including promulgation of rules and regulations in response to the developments in the cord blood banking industry. Cord blood banking is an emerging industry in China. Therefore, the regulatory framework of the cord blood banking industry in China is under development and may not be as fully developed as that in other countries.

China adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. In 1999, China adopted the Trial Measures for the Administration of Cord Blood Stem Cells Bank to regulate the establishment and operation of the cord blood banks. In 2001, China adopted the Trial Cord Blood Stem Cells Bank Establishment Guidelines to implement Trial Measures for the Administration of Cord Blood Bank. In 2002, China adopted the Provisional Cord Blood Stem Cells Bank Technical Guidelines, which regulate the way and activities that we handle the cord blood which we process and store. In 2005, the MOH further adopted the Measures for Administration of Blood Stations, or the Measures, to regulate the operation of blood stations in general. In addition, the DOHs of Guangdong, Zhejiang and Shandong have promulgated relevant rules to regulate the operation of blood stations at the province-level. The Measures specify that cord blood banks are special blood stations that are subject to regulation under the Measures.

Since the cord blood banking business is relatively new in China and the regulation of this industry is a new subject for the NHFPC, current PRC laws and regulations on this subject, including the Measures, principally regulate donation of cord blood units by the public and the collection and supply of such units. Current PRC laws and regulations fail to provide a clear, consistent and well-developed regulatory framework for the provision of fee-based commercial cord blood banking services. This presents uncertainties and risks regarding fee-based commercial cord blood banking services in China, including our business, as described in the following five paragraphs.

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs/LHFPCs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The license to Zhejiang Cord Blood Bank was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their businesses combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the NHFPC and its regional LHFPCs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in February 2008.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the NHFPC nor any LHFPC has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Key Information — Risk Factors — Risks Relating to Our Business — If PRC regulators order operators of the licensed cord blood banks in China to cease their fee-based commercial cord blood banking operations, results of operations and liquidity would be materially adversely affected.” and “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”.

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

The Measures emphasize the regulation of cord blood bank’s non-profit activities of collecting and storing cord blood from donors as well as supplying cord blood for clinical use, but they fail to provide clear stipulations regarding certain other activities that are frequently carried out in connection with cord blood banking, including cord blood banks’ offering fee-based commercial services of storing cord blood entrusted to them by subscribers for the benefit of those subscribers and not of the general public. As far as we know, all the operations of fee-based commercial services of storing cord blood in China, including without limitation, the operations of Jiachenhong, Nuoya, Lukou and Qilu, all have the same business model and structure.

Our PRC legal counsel, JunZeJun Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding four paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if the cord blood banks we are operating are unable to obtain the license. Also, there is no assurance that we will be able to operate new licensed cord blood bank to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

According to a circular issued by the MOH on December 16, 2005, and also an extension notice published in February 2011, additional cord blood banking licenses may be granted in up to three other regions by 2015. Only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. The application process for a blood station license commences with the applicant’s submission to the DOH/LHFPC of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH/LHFPC. As provision of cord blood banking services concerns public health, the DOH/LHFPC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. For example, the Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process.

The license is valid for a term of three years which may be renewed three months prior to expiration with the relevant LHFPC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which expire on May 2016, May 2015 and September 2016 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHFPC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of the subscribers who do not fulfill their payment obligations. If the cord blood units are donated to patients in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to compensate them and incur substantial monetary damages. See “Key Information — Risk Factors — Risks Relating to Our Business — We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation.”.

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

Since the cord blood units are taken from human’s body, and in the case of our business operation, are entrusted to be stored by us principally for potential clinical use, which concerns personal right of enjoying his or her physical or medical well-being, the loss or damage to the cord blood units may be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. See “Key Information — Risk Factors — Risks Relating to Our Business — Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.”.

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was last amended on December 24, 2011, which then became effective on January 30, 2012. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007 and 2011, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2011 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2011 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2011, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.”.

On December 28, 2013, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law which removed a number of legal restrictions and hurdles on the establishment and operations of limited liabilities companies and companies limited by shares. It is expected that the PRC Law of Wholly Foreign Owned Enterprises (the “WFOE Law”), the PRC Law of Sino-Foreign Equity Joint Ventures (the “EJV Law”) and their implementing regulations will be amended accordingly in order to align the WFOE Law and EJV Law with the amendments to the PRC Company Law. Jiachenhong, Nuoya and Lukou, our subsidiaries in the PRC, are governed and will be affected by the PRC Company Law, the WFOE Law, the EJV Law and their implementing rules. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is not a foreign invested enterprise under PRC Law.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further fluctuation in the value of the Renminbi against the U.S. dollar.

Regulation on Special Purpose Vehicle Incorporated or Controlled by PRC Residents

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75”, on October 21, 2005, which became effective as of November 1, 2005, and the operating procedures in May 2007, collectively known as the “SAFE rules”. According to the SAFE rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In addition, amended registrations are required upon (i) any change in the net assets of such offshore entity as a result of any acquisition of onshore assets or equity interests by such offshore entity or subsequent overseas equity financing; and (ii) any material change in the shareholding or capital of such offshore entity, such as changes in share capital, share transfers and long-term equity investments. PRC residents who have already incorporated or gained control of offshore entities that have acquired onshore assets or equity interests before the regulation was promulgated were required to register their shareholding in the offshore entities with the State Administration of Foreign Exchange on or before March 31, 2006.

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidation distribution, equity sales proceeds, or return of funds upon a capital reduction. Further, this regulation requires repatriation into China by PRC residents of all dividend profits or capital gains that they obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such profits or gain. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On November 19, 2012, the SAFE issued the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the “Notice 59”. The Operating Rules for Foreign Issues with Regard to Direct Investment under Capital Account, or the Operating Instruction, an appendix to Notice 59, provides in detail the procedures, required documents and review standard of foreign exchange registration and reverse investment by domestic residents through offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area, where one of the primary domestic enterprises is located, to comprehensively register with. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan. See “Key Information — Risk Factors — Risks Relating to Operations in China — PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.”.

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

In addition, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered as PRC resident enterprises and subject to PRC enterprise income tax at the rate of 25% on their worldwide income. We do not expect to be characterized as a resident enterprise because our managerial body as well as our office are located in Hong Kong rather than within the PRC. However, we cannot assure you that we will not be treated as a resident enterprise for PRC tax purposes. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to us may be exempt income if we and our non-PRC subsidiaries are each treated as a qualified resident enterprise under the new tax law and the implementing regulations. If we were considered as a PRC resident enterprise, it is also possible that the new tax law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the new tax law, in the event that we are considered as a resident enterprise for PRC tax purposes, foreign shareholders and holders of our ordinary shares could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such income is regarded as income from sources within the PRC. See “Key Information — Risk Factors — Risks Relating to Operations in China — Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.”. If we are deemed to be PRC-based but refuse to file tax returns or pay tax, or underpay our taxes, the tax authority has the power to impose upon us a penalty up to five times the tax unpaid or underpaid.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2013 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2014, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 11.4% interest in CBB, a provider of funeral and related services, and an indirect 9.2% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

Following the Business Combination and the share exchange with the remaining CCBS’ shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBS’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, Pantheon management prior to the Business Combination owned 2.0% of CCBC’s issued shares and CCBC management team owned 5.7% of CCBC’s issued shares.

The Business Combination was accounted for in accordance with U.S. GAAP as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination were recorded as non-controlling interest. Upon completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. Any difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with any transaction costs incurred, was recognized in equity attributable to CCBC.

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole licensed cord blood bank in Beijing, Nuoya is the operator of the sole licensed cord blood bank in Guangdong; and Lukou is the exclusive operator of the licensed cord blood bank in Zhejiang. We also indirectly owned 24.0% effective interest in Qilu, the operator of the sole licensed cord blood bank in Shandong.

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

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province.

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

On June 16, 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. During the year ended March 31, 2014, there were also share issuances and share repurchases by CBB and Cordlife Singapore. We did not make any payment to further acquire CBB and Cordlife Singapore during the year ended March 31, 2014. As of March 31, 2014, we owned a total of 8,122,222 and 24,366,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.2% equity interest, respectively.

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

In November 2012, we completed a share purchase agreement with Cordlife Singapore, pursuant to which the Company sold to Cordlife Singapore, and Cordlife Singapore purchased, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South completed a shares repurchase agreement with Cordlife HK, pursuant to which CSC South repurchased the 10% of its shares previously held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of completion date.

In February 2013, Favorable Fort completed a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort repurchased the 17% of its outstanding ordinary shares not already indirectly owned by the Company from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.                                    Property, Plant and Equipment

As of March 31, 2014, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2014.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million. The Company is in the process of obtaining the ownership certificate.	5,562
Total			31,690

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, monitor testing processes and results on a case-by-case basis, keep real-time record of storage movement in cord blood banks, handle billing matters and track customer hotline interactions.

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

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be approximately 2.0 million in 2012, accounting for approximately 46% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the National Bureau of Statistics of China, the nation has a newborn population of approximately 16.4 million in 2012; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3% in both 2010 and 2011 and approximately 4% in 2012 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

	Estimated no. of births in the Company’s operating regions(1)	New subscriber sign-ups (net)(2)	Estimated penetration rate in the Company’s operating regions
2010	1,873,406	56,518	3%
2011	1,782,445	53,924	3%
2012	1,970,448	72,228	4%

(1) Source: China Statistical Year Book 2011, 2012 and 2013, calendar year information.

(2) Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 9.2% equity interest (as of March 31, 2014) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides the foundation for further expansion into attractive markets such as India, Indonesia and the Philippines, and mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 543-person sales team has direct access to expectant parents through collaboration with 312 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 376,623 in March 2014.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2014, storage revenue represented 29.1% of our total revenues.

We recorded revenues and net income of RMB572.9 million ($92.2 million) and RMB132.5 million ($21.3 million), respectively, during our fiscal year ended March 31, 2014.

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

Our new subscriber sign-ups for the years ended March 31, 2012, 2013 and 2014 were 53,924, 72,228 and 64,641, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or successful license applicants in other regions. To service the various regions, we have storage facilities established across different regions. Our Beijing storage facility commenced operation in April 2009. We are in the completion process of expanding our storage capability in Guangdong as well as establishing a new storage facility to service the Zhejiang market. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                   Investment in Lukou.  In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of $12.5 million during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cell banking service for expectant parents and to preserve cord blood units donated by the public but it had no commercial operation prior to our involvement.

•                   Investment in Qilu.  Qilu is the sole licensee in the Shandong province. It obtained permission from the Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0%. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and state the investment at cost less impairment losses (if any).

•                   Limited operating history.  Our future prospects are subject to risks and uncertainties beyond our control. Part of our growth strategy involves acquiring business of other licensed cord blood banks or partnering with license applicants. Acquisition or partnership may introduce uncertainty and risk beyond our control. Nuoya was acquired by us in May 2007. While it has been in operation for years, its operating history is still considered limited comparing to our Beijing subsidiary. Hence, there maybe unexpected events that will materially affect our operation in Guangdong, in turn affecting our group as a whole. In addition, Lukou has a very limited operating history and no commercial operation prior to our involvement, hence, there maybe unforeseeable event which can materially affect Lukou’s operation.

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

Demand for Cord Blood Banking Services

As of the date of this report, seven cord blood banking licenses had been granted in seven regions in China, and the PRC government may issue cord blood banking licenses in up to three additional regions by 2015. Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population; (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas; (iii) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking; and (iv) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking.

Average Revenue per Subscriber

Substantially all of our revenues are derived from the fees payable by subscribers in connection with the handling of the cord blood units of their newborns. Our standard package requires our subscribers to pay a one-time processing fee and an annual storage fee for a period up to 18 years. All fees are inclusive of a 5% business tax. Since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. If the examination results indicate that the cord blood stem cells are not viable for storage, we will refund some or all processing fee depending on the regions and the payment option which subscribers elected.

Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, we increased the one-time processing fee from RMB5,800 to RMB6,800.

Aside from the processing fee, a subscriber is obligated to make an annual payment (inclusive of a 5% business tax or 6% value-added tax). For subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, a subscriber is obligated to make an annual payment of RMB620. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to make an annual payment of RMB980. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) and (3) is obligated to pay the revised annual payment of RMB655. All annual payments consist of an insurance premium of approximately RMB120 and a storage fee (inclusive of a 5% business tax or 6% value-added tax). Storage fee for subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing was approximately RMB500 per annum. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to pay a storage fee of approximately RMB860. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) and (3) is obligated to pay the revised storage fee of approximately RMB535. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

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

Payment Methods for Subscribers

We offered our subscribers three payment options:

•                   Option One:  payment of a one-time processing fee of RMB6,800 (RMB5,800 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing; and RMB5,000 prior to April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB860 payable each year by subscribers who signed up after April 1, 2013 in Guangdong and Zhejiang , and May 1, 2013 in Beijing (RMB500 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing) for a period of 18 years. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and signed up before May 1, 2013 is obligated to pay a revised annual storage fee of RMB535.

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

•                   Option Three: payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year from the second year until the end of the eighteenth year, representing a surcharge of RMB1,200 to the total amount of processing fees payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years, applicable to subscriptions in Beijing and Guangdong prior to April 1, 2011.

Between April 1, 2011 and April 30, 2013, new subscribers in Beijing who choose this payment option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Starting from May 1, 2013, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four yearly installments of RMB3,380 each and payable starting from the third year of subscription, representing a discount of RMB1,960 of the total storage fees payable over the contract period. Starting from January 1, 2014, subscribers who elected this payment option and subscribed the service before May 1, 2013 are obligated to pay a revised annual storage fee of approximately RMB535.

Between April 1, 2011 and June 30, 2011, new subscribers in Guangdong who choose this payment option, will pay processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. From July 1, 2011 to March 31, 2013, new subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment of RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Payment option (3) was not offered to subscribers in Guangdong during April 1, 2013 to Jun 30, 2013. Effective from July 1, 2013, new subscribers in Guangdong will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year, resulting in a surcharge of RMB700 to the amount of processing fees payable under the contract, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years. Payment option (3) is not offered to subscribers in Zhejiang.

For the year ended March 31, 2014, approximately 34.2% of new subscribers chose Option One, compared to 55.9% in the year ended March 31, 2013. Option Two represented approximately 40.9% and 58.3% of new subscribers signed up during the year ended March 31, 2013 and 2014 respectively. 7.5% of new subscribers chose Option Three for the year ended March 31, 2014, compared to 3.2% in the prior year. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. Accordingly, an increase in new subscribers choosing Option Three in Beijing and Guangdong, in which the processing fees will be paid by installments, resulted in an increase in current accounts receivable. As of March 31, 2014, current accounts receivable amounted to RMB95.3 million ($15.3 million), compared to RMB73.1 million last year.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Although new subscribers choosing Option Three increased, non-current accounts receivable decreased due to the payment pattern in Beijing in which the processing fee will be paid in two equal installments, one at the time of subscription and the other at the second year of the subscription, thus there is no non-current accounts receivable for Option Three subscribers in Beijing. Non-current accounts receivable as of March 31, 2014 amounted to RMB225.5 million ($36.3 million) as compared to RMB249.4 million last year.

Turnover periods for current accounts receivable for the years ended March 31, 2012, 2013 and 2014 determined based on average current accounts receivable and revenues in the respective periods, were 75 days, 53 days and 54 days, respectively. The fluctuations on turnover days reflected the shift in new subscribers payment option.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                   Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Payment Option Three). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2013 and 2014, there were 9,397 and 13,442 subscribers who had been delinquent for over 24 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this Annual Report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers. See “ Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.”.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2014, we collaborate with 312 hospitals across Beijing, Guangdong and Zhejiang.

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

Application for Cord Blood Banking Licenses

One of our major strategies is to expand our geographical coverage by applying for licenses in other regions, which is closely related to our ability to capture growth opportunities in other markets in China. While we have no immediate plan to apply for licenses, if opportunities available in the future, we will not exclude the possibility to apply for licenses. An application for a cord blood banking license in a region starts with submission of a written notice to the relevant LHFPC concerning the applicant’s intention to construct and operate a cord blood bank. As the offering of cord blood banking services concerns public health, the LHFPC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that applicant is committed to the industry and is capable of providing quality services. Upon its satisfaction of a series of complex and stringent requirements, including those applicable to storage facilities, the applicant may submit its formal application for a license. Following the receipt of the formal application, the LHFPC will consider granting the license to the applicant upon its satisfactory inspection of its facilities.

Our likelihood of success in our application should be evaluated in light of following:

•                   It generally takes several years to receive a cord blood banking license in China. Following the submission of a written notice to the LHFPC, the applicant usually would be required to incur significant initial investments, including costs associated with the construction of facilities, to demonstrate to the LHFPC that it is capable of meeting the stringent application requirements for a license prior to the receipt of such a license. For example, the cord blood bank in Beijing operated by Jiachenhong took six years to obtain its license, during which time it incurred substantial costs to construct facilities meeting the stringent application requirements prior to obtaining a license.

•                   As the first operator of the licensed cord blood bank in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to obtain additional licenses. Currently, we have not submitted any written notice to any LHFPC concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the LHFPC in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “ Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.”.

•                   There exist substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, prior to March 2005, there was construction of two cord blood banks in the regions outside Beijing as part of the strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available at the time. As we continued to monitor the government’s policy on regions where additional cord blood banking licenses were likely to be issued but basing on available information, we were unable to ascertain whether the locations of the two cord blood banks were regions where additional cord blood banking licenses in China were likely to be issued. As such, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became an indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the National Bureau of Statistics of China, the number of newborns in Guangdong was approximately 1.2 million in 2012. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0%. Based on China Statistical Yearbook 2013, over 1.1 million babies were born within the Shandong province during 2012. It represented a very sizable market opportunity.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million to operate the Zhejiang Cord Blood Bank. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2013, over 0.5 million babies were born within the Zhejiang province during 2012. It also represented a very sizable market opportunity.

We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. Cordlife was then a company whose shares are listed on the Australian Securities Exchange and provides cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Our investments in Cordlife have been accounted for as an available-for-sale investment and were stated at fair value in our consolidated balance sheets as of March 31, 2012, 2013 and 2014, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. In June 2010, we entered into an agreement to underwrite an AUD11.6 million rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. As of March 31, 2011, we paid an aggregate of AUD12.4 million and own 24,366,666 ordinary shares of Cordlife.

In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. During the year ended March 31, 2014, there were also share issuances and share repurchases by CBB and Cordlife Singapore. We did not make any payment to further acquire CBB and Cordlife Singapore during the year ended March 31, 2014. As of March 31, 2014, we owned a total of 8,122,222 and 24,366,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.2% equity interest, respectively. Our investments in CBB and Cordlife Singapore have been accounted for as available-for-sale investments and were stated at fair value in our consolidated balance sheets as of March 31, 2014, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary.

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

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the EIT Law, which took effect on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Entities that qualify as HNTE under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for HNTE under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election.

Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008. Jiachenhong was subsequently redetermined as an HNTE in February 2012. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Jiachenhong due to its renewed status as an HNTE in relation to the current and deferred taxes for the year ended March 31, 2011 was not accounted for until the year ended March 31, 2012 as Jiachenhong obtained the approval of enjoying the preferential rate in February 2012. Subject to reapplication, Jiachenhong’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2014 to December 31, 2016. Management believes that Jiachenhong meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax.

Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Nuoya due to its status as an HNTE in relation to the current and deferred taxes in prior periods was not accounted for until the year ended March 31, 2012 as Nuoya obtained the approval of enjoying the preferential rate in June 2011. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014. Nuoya’s renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status is valid retroactively as of January 1, 2013 and will expire on December 31, 2015. As a result, Nuoya is subject to a reduced tax rate of 15% during such period.

In accordance with the Notice of Promulgation of the Guidelines for Determination and Administration of High and New Technology Enterprises, which was jointly promulgated by the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on July 8, 2008, enterprises that were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws will have their qualifications remain valid if such qualifications have not expired, but such enterprises cannot continue to enjoy the corresponding preferential tax treatment unless they can be redetermined as HNTE pursuant to the Measures for Determination and the Guidelines. The redetermination procedures under the Measures for Determination and the Guidelines may be handled either prior to or after the expiration of the validity period of their qualification. Additionally, for high-tech enterprises that were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, Circular 39 shall continue to apply. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.”, and Note 17 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million ($1.0 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. As of March 31, 2014, we have provided RMB3.9 million ($0.6 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. As of March 31, 2014, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB75.9 million ($12.2 million).

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. We also arrange an insurance policy for subscribers. Aside from the processing fee, the subscriber is obligated to make an annual payment which consists of a storage fee and an insurance premium; and such insurance premium is collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. We have no performance obligation to the subscriber with respect of the insurance policy. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit; and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

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

Subscribers may elect to pay the processing fee in full at the time of subscription, or a portion of that in installments, subject to a surcharge. The surcharge is recognized as interest income using the effective interest method. Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination. The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed. In addition, Payment Option Three has been in place for several years and has a satisfactory collection history. We believe collectability is reasonably assured, however, we continue to assess our ability to collect processing fees under Payment Option Three. In the event that there is a deterioration in our collection of processing fees under Payment Option Three, we may conclude that collectability of processing fees under this payment option is no longer reasonably assured, in which case we will cease the recognition of processing fees revenue upon completion of processing services. Revenue generated from processing services will instead be recognized upon the actual cash collection or when collectability of such fees is otherwise determined to be reasonably assured.

With respect to matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize revenues when the cord blood unit is delivered and the risk of loss is transferred to the recipient. For further details regarding our revenue recognition, see Note 2(k) to our annual consolidated financial statements included elsewhere in this report.

Depreciation Charges

We depreciate the cost of fixed assets less their estimate of residual value on a straight-line basis over their estimated useful life. We estimate the useful lives of our buildings to be 37.5 to 50 years, leasehold improvements to be the shorter of the lease term or estimated useful life of 10 years, machineries to be 5 to 10 years and our motor vehicles and other office equipment to be 3 to 5 years. We determine the estimated useful life of our assets based on the historical usage experience with similar assets and anticipated technology changes. Changes in the expected usage level, technological developments and the operation environment in the industry could impact the economic useful lives and the residual values of our assets. If the operation environment is to change more rapidly or in a different way than anticipated, the useful life assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We review the estimated useful life and estimated residual values of the assets no less frequently than annually. For further details regarding our depreciation policy, see Note 2(h) to our annual consolidated financial statements included elsewhere in this report.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. We do not capitalize the related overheads of our facilities used to store these units. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB48.4 million ($7.8 million) as of March 31, 2014. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2012, 2013 or 2014. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2014, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2014. The reported gross profit (gross margin) from our matching revenue were RMB1,624,000 (68%), RMB1,639,000 (65%) and RMB2,033,000 (63%) for the years ended March 31, 2012, 2013 and 2014 respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2014 would have increased/(deceased) gross profit by RMB124,000 and (RMB137,000) respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2014 would have increased/(deceased) gross profit by RMB103,000 and (RMB115,000) respectively.

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

Allowance for Doubtful Receivables

A significant portion of our subscribers choose to pay their storage fees annually rather than in one lump sum. In addition, some subscribers elect to pay their initial processing fee in annual installments. We analyze the adequacy of allowance for doubtful receivables quarterly by taking into account historical collection data and the aging of the outstanding amounts. A reserve is then established by applying the appropriate percentage (based on historical collection experience) to the balances of each aging category. We review the reserve percentages on a regular basis and compare them against the updated actual collection experience to ensure that an adequate allowance has been made.

In addition to the reserves established based on the aging of the outstanding amounts, we take into account available specific information of individual subscribers, including the specific credit risk for specific subscribers and other information available to us concerning the subscribers’ credit worthiness, to determine if additional provision has to be made on specific receivable balances.

Allowance for doubtful receivables was RMB63.0 million ($10.1 million) as of March 31, 2014, compared to RMB50.5 million as of March 31, 2013. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2012, 2013 or 2014. The net carrying value of our property, plant and equipment was RMB626.6 million ($100.8 million) as of March 31, 2014 compared to RMB468.3 million as of March 31, 2013. The net value of intangible assets was RMB120.5 million ($19.4 million) as of March 31, 2014 compared to RMB125.2 million as of March 31, 2013. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

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

Pursuant to the restructuring of Cordlife Singapore from Cordlife in June 2011, and the listing of Cordlife Singapore in March 2012, both investments in CBB and Cordlife Singapore were classified as available-for-sale equity securities and are stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. There was an increase in the market value of the ordinary shares of Cordlife Singapore and accordingly, total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2014 amounted to RMB121.0 million ($19.5 million). See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

The amortization expenses are recognized on a straight line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third party valuation firm in determining the fair value of the cord blood bank operating rights during the acquisitions. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2012, 2013 and 2014, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million and RMB1.0 million ($0.2 million), respectively. For the years ended March 31, 2012, 2013 and 2014, the amortization expense relating to the right to operate in Zhejiang amounted to RMB3.7 million, RMB3.7 million and RMB3.7 million ($0.6 million), respectively.

Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future. Despite the uncertainties resulting from the Catalogue revised in 2011, our assessment of the estimated economic useful life of the cord blood bank operating rights as of and for the year ended March 31, 2014 did not result in a change for the following reasons:

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

•                  We have communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of the our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank obtained the renewed cord blood banking license in May 2012 and September 2013 from the DOHs of the Guangdong and Zhejiang province respectively after the Catalogue revised in 2011 was already effective. None of Nuoya, the Guangdong Cord Blood Bank operated by Nuoya, Lukou or the Zhejiang Cord Blood Bank operated by Lukou encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license. In addition, our Beijing Cord Blood Bank also renewed their cord blood banking license in April 2013 without any major obstacle, hurdle or query.

Accordingly, based on the foregoing, we believe that the useful life of the intangible assets associated with our cord blood bank operating rights continues to be thirty years as of March 31, 2014. See Note 8 to our annual consolidated financial statements included elsewhere in this report.

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

The sources of our revenues consist of the following:

•                   Processing fee.  Gross processing fee is charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011. Since April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, gross processing fee of RMB6,800 is charged. Gross processing fee includes a 5% business tax and since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. Processing fee represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax or value-added tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay, subject to a surcharge (inclusive of a 5% business tax or 6% value-added tax), a portion of the processing fee in installments.

•                   Storage fee.  Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) and (3) is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee of approximately RMB500 for the first year’s storage services was recognized as revenue on a straight-line basis over the one year period, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the remaining storage period. A significant portion of our subscribers elect to pay the storage fee on an annual basis at the beginning of each anniversary of the subscription contract.

•                   Matching fee.  Gross matching fee, is currently charged generally at the rate of RMB15,000 (inclusive of a 5% business tax or 6% value-added tax), represents consideration for the successful identification and retrieval of a matching cord blood unit suitable for transplant. We record the matching fee as our revenue on a net of business tax or value-added tax basis. We recognize the matching fee when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

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

Direct costs also include an annual technical consulting fee of RMB2.6 million ($0.4 million) (RMB2.0 million ($0.3 million) prior to October 2013) payable by us to Peking University People’s Hospital pursuant to a 20-year contract commencing in October 2013 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the Guangdong Women and Children’s Hospital and Health Institute. Pursuant to the agreement, Guangdong Women and Children’s Hospital and Health Institute provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million ($0.5 million) (RMB2.0 million ($0.3 million) prior to October 2013). The agreement has a term of no less than 20 years commencing in November 2009. In December 2010, Lukou entered into a co-operation agreement with Zhejiang Provincial Blood Center with a 3 years term in relation to the operation of cord blood bank in Zhejiang with an annual service fee of RMB2.0 million ($0.3 million).

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

•                   General and administrative expenses. General and administrative expenses consist primarily of compensation for the management team and the finance and administrative personnel; travel, lease and other expenses for general corporate purposes; professional advisor fees and depreciation of equipment used for general and administrative activities.

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2014			2013		2012
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	92,152	572,857	100.0	526,123	100.0	380,490	100.0
Direct costs	(17,088)	(106,225)	(18.5)	(106,621)	(20.3)	(86,658)	(22.8)
Gross profit	75,064	466,632	81.5	419,502	79.7	293,832	77.2
Operating expenses
Research and development	(1,572)	(9,773)	(1.7)	(8,459)	(1.6)	(7,615)	(2.0)
Sales and marketing	(18,128)	(112,689)	(19.7)	(93,684)	(17.8)	(61,678)	(16.2)
General and administrative	(18,056)	(112,244)	(19.6)	(108,045)	(20.5)	(89,696)	(23.6)
Total operating expenses	(37,756)	(234,706)	(41.0)	(210,188)	(39.9)	(158,989)	(41.8)
Operating income	37,308	231,926	40.5	209,314	39.8	134,843	35.4
Other (expense)/income, net
Interest income	2,714	16,870	2.9	15,064	2.9	13,432	3.5
Interest expense	(11,273)	(70,075)	(12.2)	(70,097)	(13.3)	(3,287)	(0.9)
Exchange gain/(loss)	13	80	0.0	(984)	(0.2)	(1,343)	(0.4)
Dividend income	1,594	9,911	1.7	4,685	0.9	7,217	1.9
Others	356	2,212	0.4	203	0.0	737	0.3
Total other (expense)/income, net	(6,596)	(41,002)	(7.2)	(51,129)	(9.7)	16,756	4.4
Income before income tax	30,712	190,924	33.3	158,185	30.1	151,599	39.8
Income tax expense	(9,394)	(58,398)	(10.2)	(38,543)	(7.3)	(9,634)	(2.5)
Net income	21,318	132,526	23.1	119,642	22.8	141,965	37.3

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Revenues

Revenues increased by 8.9% to RMB572.9 million ($92.2 million) for the year ended March 31, 2014 from RMB526.1 million for the year ended March 31, 2013. The increase was largely attributable to the implementation of upward pricing adjustment and growing accumulated subscriber base, which outweighed the impact of the decrease in new subscribers. New subscribers for the current year decreased to 64,641, compared to 72,228 in the prior year, due to the decrease in number of newborns as a result of the Dragon year after-effect. As of March 31, 2014, total units stored for our subscribers increased to 376,623, compared to 311,982 as of March 31, 2013. There was no material early termination recorded for the two years ended March 31, 2013 and 2014.

Although there was a decline in new subscribers, we recorded a growth in revenues which was mainly driven by the Company’s growing subscriber base, as well as the new pricing imposed at the beginning of the current year. For the year ended March 31, 2014, processing fees and storage fees accounted for approximately 70.9% and 29.1% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2013 in which processing fees and storage fees accounted for 75.4% and 24.6% of total revenues respectively. During the current year, processing fees and storage fees grew 2.4% and 28.7% to RMB406.2 million ($65.3 million) and RMB166.6 million ($26.8 million) respectively.

Direct Costs

Direct costs for the year ended March 31, 2014 amounted to RMB106.2 million ($17.1 million), similar to that of RMB106.6 million in the prior year, as a result of reduced sales activities which was partially offset by the increase in depreciation expense for the new premises in Guangdong and Zhejiang, higher consultation expenses commencing in October 2013 and higher labor cost. For the year ended March 31, 2014, variable costs and fixed costs accounted for approximately 64.7% and 35.3% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct labor, direct materials, processing and other collection related expenses are classified as variable costs.

Gross Profit

For the year ended March 31, 2014, gross profit amounted to RMB466.6 million ($75.1 million), up 11.2% from RMB419.5 million for the year ended March, 31, 2013. The increase was in line with the increase in total revenues. Benefiting from increased storage revenue as a percentage of the overall revenue mix and improved economies of scale, gross margins for the year ended March 31, 2014 increased to 81.5%, compared to 79.7% in the prior year.

Operating Expenses

Operating expenses increased to RMB234.7 million ($37.8 million) for the year ended March 31, 2014, compared to RMB210.2 million for the year ended March 31, 2013.

•                   Research and development expenses.  For the year ended March 31, 2014, we incurred approximately RMB9.8 million ($1.6 million) research and development expenses, compared to RMB8.5 million in the prior year. Research and development expenses maintained at approximately 2% of revenues for both years ended March 31, 2013 and 2014, reflecting the Company’s continued focus on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•                   Sales and marketing expenses.  Sales and marketing expenses amounted to RMB112.7 million ($18.1 million) for the year ended March 31, 2014, increased by 20.3% as compared to RMB93.7 million in the prior year. Sales and marketing expenses rose as a result of our ongoing effort to attract new subscribers following the Dragon year, as well as additional expense incurred for the extensive marketing and promotion campaigns in preparation for the Zhejiang market launch. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets, within Beijing, Guangdong and Zhejiang.

•                   General and administrative expenses.  For the year ended March 31, 2014, general and administrative expenses rose to RMB112.2 million ($18.1 million) as compared to RMB108.0 million for the year ended March 31, 2013. The increase in general and administrative expenses was largely attributable to higher staff count, rising staff costs and charges related to provision. The increase was also resulted from a higher depreciation expense for the new premises in Guangdong and Zhejiang.

Operating Income

As a result of the foregoing, operating income increased by 10.8% to RMB231.9 million ($37.3 million) for the year ended March 31, 2014 from RMB209.3 million for the year ended March 31, 2013.

Other Expense, Net

For the year ended March 31, 2014, net other expense amounted to RMB41.0 million ($6.6 million), decreased by RMB10.1 million as compared to that of RMB51.1 million in the prior year.

•                  Interest Income.  Interest income increased from RMB15.1 million for the year ended March 31, 2013 to RMB16.9 million ($2.7 million) in the current year, as a result of the increase in cash and cash equivalents from RMB1,494.1 million as of March 31, 2013 to RMB1,882.9 million ($302.9 million) as of March 31, 2014.

•                  Interest Expense.  Interest expense for the years ended March 31, 2013 and 2014 amounted to RMB70.1 million ($11.3 million), which took into account the capitalization of interest expense for the construction of the Company’s new premises in Guangdong and Zhejiang of RMB1.3 million and RMB25.9 million ($4.2 million) in the prior and current year respectively. Gross interest expense and amortization of other costs related to the issuance of convertible notes to KKRCHL and Golden Meditech amounted to RMB92.1 million ($14.8 million) for the year ended March 31, 2014, compared to RMB67.8 million in the prior year.

In July 2012, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB50.0 million and bore a floating interest rate at 120% of the base lending rate quoted by the People’s Bank of China, which is re-priced quarterly. We repaid this loan in full in July 2013. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB3.6 million in the year ended March 31, 2013. In July 2013, we entered into another loan agreement with the commercial bank in the PRC. The loan amounted to RMB60.0 million ($9.7 million) and bears a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB3.9 million ($0.6 million) in the year ended March 31, 2014.

•                  Dividend Income.  For the year ended March 31, 2014, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, and Cordlife Singapore amounting to RMB7.5 million ($1.2 million) and RMB2.4 million ($0.4 million) respectively. For the year ended March 31, 2013, we recorded dividend income received from Cordlife Singapore amounting to RMB4.7 million.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2014 amounted to RMB190.9 million ($30.7 million), up from RMB158.2 million for the year ended March 31, 2013.

Income Tax Expense

For the year ended March 31, 2014, we recorded an income tax expense of RMB58.4 million ($9.4 million), up 51.5% from RMB38.5 million for the year ended March 31, 2013. It represented an effective tax rate of 30.6% compared with 24.4% for the prior year. Higher effective tax rate for the year ended March 31, 2014 was mainly due to the withholding tax of RMB9.9 million ($1.6 million) incurred and provided for dividends distributed or distributable by our subsidiary, a PRC-resident enterprise, to the holding company outside the PRC in the current year while there was no such expense in the prior year.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2014 amounted to RMB132.5 million ($21.3 million), compared to RMB119.6 million for the year ended March 31, 2013.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Revenues

Revenues increased by 38.3% to RMB526.1 million from RMB380.5 million in the year ended March 31, 2013. The increase was largely attributable to the increase in new subscribers and growing accumulated subscriber base. Benefiting from our effective marketing and promotion initiatives to deepen penetration in our operating regions and the “Dragon Year” baby boom, new subscribers for the current year increased to 72,228 during the year ended March 31, 2013, compared to 53,924 in the prior year. As of March 31, 2013, total units stored for our subscribers increased to 311,982, compared to 239,754 as of March 31, 2012. There was no material early termination recorded for the two years ended March 31, 2012 and 2013.

The growth in revenues was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure. For the year ended March 31, 2013, processing fees and storage fees accounted for approximately 75.4% and 24.6% of total revenues respectively, compared to the revenue structure in the year ended March 31, 2012 in which processing fees and storage fees accounted for 74.0% and 26.0% of total revenues, respectively. During the current year, processing fees and storage fees grew 40.9% and 30.8% to RMB396.6 million and RMB129.5 million respectively.

Direct Costs

Direct costs increased to RMB106.6 million for the year ended March 31, 2013, from RMB86.7 million in the prior year, which was largely attributable to the rising sales activities and the increase in depreciation expense for part of the newly acquired premises in Guangdong. For the year ended March 31, 2013, variable costs and fixed costs accounted for approximately 65.1% and 34.9% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct labor, direct materials, processing and other collection related expenses are classified as variable costs. Since fixed costs do not vary significantly against the increase in new subscribers, fixed costs as a percentage of total direct costs is expected to drop as the total subscriber base continue to expand.

Gross Profit

For the year ended March 31, 2013, gross profit amounted to RMB419.5 million, up 42.8% from RMB293.8 million for the year ended March, 31, 2012. The increase was in line with the increase in total revenues. Benefiting from economies of scale, gross margins for the year ended March 31, 2013 increased to 79.7%, compared to 77.2% in the prior year.

Operating Expenses

Operating expenses increased to RMB210.2 million for the year ended March 31, 2013, compared to RMB159.0 million for the year ended March 31, 2012.

•                   Research and development expenses.  For the year ended March 31, 2013, we incurred approximately RMB8.5 million research and development expenses, compared to RMB7.6 million in the prior year. Research and development expenses maintained at approximately 2% of revenues for both years ended March 31, 2012 and 2013, reflecting the Company’s continued focus on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•                   Sales and marketing expenses.  Sales and marketing expenses amounted to RMB93.7 million for the year ended March 31, 2013, increased by 51.9% as compared to RMB61.7 million in the prior year. Sales and marketing expenses rose as a result of our ongoing marketing and promotion campaigns. The increase was also attributable to the increase in sales force to better penetrate into Beijing, Guangdong and Zhejiang. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets, within Beijing, Guangdong and Zhejiang.

•                   General and administrative expenses.  For the year ended March 31, 2013, general and administrative expenses rose to RMB108.0 million as compared to RMB89.7 million in the year ended March 31, 2012. The increase in general and administrative expenses was generally in line with the growth in revenues, and was largely attributable to the higher staff count to cope with the rapidly growing business operations and expanding subscriber base, and to a lesser extent higher staff costs to cope with local inflation. The increase was also resulted from higher transaction costs related to the corporate restructuring during the current year.

Operating Income

As a result of the foregoing, operating income increased by 55.2% to RMB209.3 million for the year ended March 31, 2013, from RMB134.8 million for the year ended March 31, 2012.

Other Expense, Net

For the year ended March 31, 2013, we had net other expense amounted to RMB51.1 million while for the year ended March 31, 2012, we had net other income amounted toRMB16.8 million. The increase in net other expense was largely attributable to interest expenses related to the convertible notes issued to KKRCHL and Golden Meditech during the current year.

•                   Interest Income.  Interest income increased from RMB13.4 million in the year ended March 31, 2012 to RMB15.1 million in the current year, as a result of the increase in cash and cash equivalents from RMB794.3 million as of March 31, 2012 to RMB1,494.1 million as of March 31, 2013, which was largely attributable to rising sales activities, high adoption of upfront payment, and proceeds raised from the issuance of convertible notes during the current year.

•                   Interest Expense.  Interest expense increased to RMB70.1 million for the year ended March 31, 2013, compared with RMB3.3 million for the year ended March 31, 2012. The increase was largely attributable to the convertible notes issued to KKRCHL and Golden Meditech during the current year. Interest expense related to the convertible notes amounted to RMB66.6 million. In June 2011, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB45.0 million and bore a floating interest rate at 110% of the base lending rate quoted by the People’s Bank of China, which is re-priced monthly. We repaid this loan in full in June 2012. Pursuant to this loan agreement, we incurred approximately RMB3.3 million interest expense for the year ended March 31, 2012. In July 2012, we entered into a loan agreement with another commercial bank in the PRC. The loan amounted to RMB50.0 million and bears a floating interest rate at 120% of the base lending rate quoted by the People’s Bank of China, which is re-priced quarterly. Pursuant to this loan agreement, we incurred approximately RMB3.5 million interest expense for the year ended March 31, 2013.

•                   Dividend Income.  For the year ended March 31, 2013, we recorded a dividend income received from Cordlife Singapore amounted to RMB4.7 million while for the year ended March 31, 2012, we recorded a dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, amounted to RMB7.2 million.

Income Before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2013 amounted to RMB158.2 million, up from RMB151.6 million for the year ended March 31, 2012.

Income Tax Expense

For the year ended March 31, 2013, we recorded an income tax expense of RMB38.5 million, up 300.1% from RMB9.6 million for the year ended March 31, 2012. It represented an effective tax rate of 24.4% compared with 6.4% for the prior year. Higher effective tax rate for the year ended March 31, 2013 was mainly due to the following:

Jiachenhong has been certified as an HNTE in February 2012. Jiachenhong’s HNTE certificate was dated October 28, 2011 and was approved by relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. RMB1.7 million tax benefit was recorded in last year’s consolidated statements of comprehensive income in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status. No such tax benefit was recorded for the year ended March 31, 2013.

Nuoya has been certified as an HNTE in June 2011. The HNTE certificate was dated December 28, 2010 and was approved by relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and was valid for three years, which expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during the valid period. RMB13.0 million tax benefit was recorded in last year’s consolidated statements of comprehensive income in relation to the change in tax rate due to Nuoya’s HNTE status. No such tax benefit was recorded for the year ended March 31, 2013.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2013 amounted to RMB119.6 million, compared to RMB142.0 million for the year ended March 31, 2012.

Liquidity and Capital Resources

As of March 31, 2014, we had cash and cash equivalents of RMB1,882.9 million ($302.9 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. On July 30, 2013, we entered into a loan agreement with Hangzhou Bank in the PRC providing a one year bank loan facility, commencing on August 12, 2013, to finance the purchase of raw materials. Such borrowings, which amounted to RMB60.0 million ($9.7 million) as of March 31, 2014, are denominated in RMB and are secured by our building in the PRC. Outstanding amounts bear a monthly fixed interest rate at 0.6%. Aside from the RMB60.0 million bank loan, we do not maintain any credit facilities.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2014 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2014		2013	2012
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	86,226	536,015	578,632	353,858
Net cash used in investing activities	(24,111)	(149,883)	(493,717)	(122,945)
Net cash provided by/(used in) financing activities	376	2,336	618,718	(44,664)
Effect of foreign exchange rate change on cash and cash equivalents	54	334	(3,845)	(3,325)

Net Cash Provided by Operating Activities

With our upward pricing initiative implemented in April 2013 and higher number of subscribers selecting to make payments upfront in the current year, our operating cash inflow stood at RMB536.0 million ($86.2 million) for the year ended March 31, 2014. As compared to the net operating cash flow of RMB578.6 million for the year ended March 31, 2013, the decrease was mainly due to the followings: (i) coupon payment for the two convertible notes of RMB50.1 million ($8.1 million) made during the current year while no such payment was made in the prior year; (ii) increased purchases of raw materials that are essential to the automated stem cells extraction process; (iii) 10% PRC withholding tax of RMB6.0 million ($1.0 million) paid for the dividend received from our PRC subsidiary during the current year; and (iv) the decline in new subscribers number.

Net cash provided by operating activities increased by 63.5% to RMB578.6 million during the year ended March 31, 2013, as compared to RMB353.9 million during the year ended March 31, 2012. The significant increase was attributable to the followings: (i) increase in operating income from RMB134.8 million in the year ended March 31, 2012 to RMB209.3 million in the year ended March 31, 2013; (ii) 40.9% of the new subscribers chose payment option two during the year ended March 31, 2013, as compared to 34.9% in the year ended March 31, 2012; and (iii) expansion in accumulated subscriber base from 239,754 as of March 31, 2012 to 311,982 as of March 31, 2013.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB149.9 million ($24.1 million) for the year ended March 31, 2014. Capital was mainly used for the acquisition and construction of properties for the expansion of Guangdong storage facility and the establishment of new storage facility in Zhejiang.

Net cash used in investment activities amounted to RMB493.7 million for the year ended March 31, 2013. Capital was mainly used for the acquisition of properties for the expansion of Guangdong storage facility and the establishment of new storage facility in Zhejiang. In addition, an earnest money of RMB213.2 million was made for a potential corporate development project and additional investment in Qilu of RMB54.8 million.

Net cash used in investment activities amounted to RMB122.9 million for the year ended March 31, 2012. The cash was mainly used for the payment of RMB80.2 million for the cord blood bank license in the Zhejiang province, and an aggregate of RMB43.1 million for the purchase of property, plant and equipment.

Net Cash Provided by/(Used in) Financing Activities

Net cash provided by financing activities was RMB2.3 million ($0.4 million) for the year ended March 31, 2014. The cash was provided by the proceeds from bank loan (net of repayment) of RMB10.0 million ($1.6 million), partially offset by the payments made for shares repurchase in the open market in prior year of RMB4.4 million ($0.7 million) and payments made for debt issuance costs incurred for the issuance of convertible notes in prior year of RMB3.2 million ($0.5 million).

Net cash provided by financing activities was RMB618.7 million for the year ended March 31, 2013. The cash was provided by the followings: (i) proceeds from the issuance of convertible notes (net of debt issuance costs) of RMB715.2 million; (ii) proceeds from bank loan (net of repayment) of RMB5.0 million; and (iii) net proceeds from the sale of treasury shares to Cordlife Singapore and acquisition of non-controlling interests of RMB25.3 million. The overall increase was partially offset by the payments made for shares repurchase in the open market of RMB126.8 million.

Net cash used in financing activities was RMB44.7 million for the year ended March 31, 2012. The cash was solely used for shares repurchase in the open market.

Capital Expenditures

For the years ended March 31, 2012, 2013 and 2014, our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2014.

Amount Due

	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	(RMB in thousands)
Short-term borrowings	60,000	—	—	—	60,000
Interest payments	1,574	—	—	—	1,574
Commercial commitments	5,800	11,600	11,600	71,567	100,567
Research and development	2,000	—	—	—	2,000
Convertible notes — principal	—	—	713,617	—	713,617
Convertible notes — interests	49,887	99,774	276,443	—	426,104
Operating lease obligations	1,780	228	—	—	2,008
	121,041	111,602	1,001,660	71,567	1,305,870

•                   Short-term borrowing.  The Group entered into a loan agreement with a commercial bank in the PRC for a term of one year and will be due in August 2014. The loan bears a monthly fixed interest rate at 0.6%.

•                   Commercial commitments.  The commercial commitments primarily relate to the fees payable to Peking University People’s Hospital and Guangdong Women and Children’s Hospital and Health Institute pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB2.6 million ($0.4 million) for a term of twenty years and a fixed annual amount of RMB3.2 million ($0.5 million) for a term of twenty years, respectively.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 105.4, 102.7 and 102.6 in 2011, 2012 and 2013, respectively.

Recently Issued Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”), which defines the treatment of the release of cumulative translation adjustments upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted and prior periods should not be adjusted. The Company adopted the new guidance on April 1, 2014. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (“ASU 2013-11”). ASU 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (“NOL”) carry forward, or similar tax loss or tax credit carry forward, rather than as a liability when the uncertain tax position would reduce the NOL or other carry forward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted the new guidance on April 1, 2014. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”), which required that only disposals representing a strategic shift in operations should be presented as discontinued operations. ASU 2014-08 is effective for disposals or classification as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim period thereafter for public business entities.

In May 2014, the FASB and the International Accounting Standard Board jointly issued a converged standard on the revenue recognition from contacts with customers. The new standard will be introduced into the FASB’s ASC Topic 606 by ASU 2014-09, Revenue from Contacts with Customers (“ASU 2014-09”). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016 for public business entities applying U.S. GAAP.  The Company is in the process of evaluating the impact on the consolidated financial statements.

ITEM 6.                                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Yuen Kam (3)	52	Chairman of the Board
Ting Zheng (3)	42	Chief Executive Officer and Director
Albert Chen	38	Chief Financial Officer and Director
Mark D. Chen (1)(2)	46	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)	50	Independent Non-executive Director
Jennifer J. Weng (1)(2)	46	Independent Non-executive Director
Julian J. Wolhardt (2)(3)	41	Independent Non-executive Director
Yue Deng	44	Chief Executive Officer — Beijing Division
Rui Arashiyama	55	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	60	Chief Technology Officer

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

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. He is currently Managing Partner of Pantheon Pacific Capital Management, a global investment management company. Since 1998, Mr. Chen has been a founding general partner of Easton Capital Investment Group and its various affiliated funds, a New York based private equity investment firm, and has served in various positions, including managing director and currently a venture partner, a position he has held since 2005. He is currently a director and chairman of the Audit Committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University. Mr. Chen is the spouse of Jennifer J. Weng.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Ken Lu is the chief executive officer of Seres Asset Management Limited (“Seres”), an investment management company focusing on the Asian equity markets. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or CSFB). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Techfaith Wireless Communication Technology Limited and China Biologic Products Inc., both listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She is currently a Managing Director of Pantheon Pacific Capital Management Ltd., an investment management and advisory company. Previously, she had held a variety of research and financial management positions with companies including Mizuho and Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. Ms. Weng is the spouse of Mark D. Chen.

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

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Lukou and is responsible for the formulation and implementation of marketing strategy for the two markets. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Languages Institute, the PRC) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stem cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 20 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. Currently Mr. Mark D. Chen and Mr. Albert Chen are Class A directors, Ms. Ting Zheng and Dr. Ken Lu will be Class B directors, and Mr. Yuen Kam, Ms. Jennifer J. Weng and Mr. Julian J. Wolhardt will be Class C directors.

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

•                   Mr. Yuen Kam, who is our chairman and director.

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

For the fiscal years ended March 31, 2012, 2013 and 2014, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

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

•                   Severance benefits.  Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers.

Name and Principal Position	Year ended March 31,	Salary (1) ($)	Bonus (1) ($)	Total (1) ($)
Yuen Kam	2014	—	—	—
Chairman	2013	—	—	—
Ting Zheng	2014	314,244	386,762	701,006
Chief Executive Officer	2013	252,161	257,636	509,797
	2012	201,208	257,546	458,754
Albert Chen	2014	314,244	386,762	701,006
Chief Financial Officer	2013	252,161	257,636	509,797
	2012	201,208	257,546	458,754
Yue Deng	2014	141,141	103,137	244,278
Chief Executive Officer — Beijing Division	2013	132,731	64,409	197,140
	2012	125,665	51,509	177,174
Rui Arashiyama	2014	306,280	128,921	435,201
Chief Executive Officer — Guangdong and Zhejiang Divisions	2013	213,770	64,409	278,179
	2012	147,685	42,495	190,180
Xin Xu	2014	123,359	53,904	177,263
Chief Technology Officer	2013	114,548	51,300	165,848
	2012	109,796	38,632	148,428

(1)                                 Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings in Hong Kong dollars for the years ended March 31, 2012, 2013 and 2014. The currency exchange rate used to convert the payment amounts into U.S. dollars was the noon buying rate as of March 31, 2014, which was HK$7.7567 to $1.00. Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by CSC Holdings in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing and Guangdong for the years ended March 31, 2012, 2013, 2014. Ms. Rui Arashiyama was partly paid by our PRC subsidiary in Zhejiang for the years ended March 31, 2013 and 2014. Ms. Xin Xu was partly paid by our PRC subsidiary in Zhejiang for the year ended March 31, 2014. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2014, which was HK$7.7567 to $1.00 and RMB6.2164 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. See “Key Information — Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control.”. Except for these service contracts, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws.

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

•                   CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.

•                   In all other cases, CCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the salary and guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

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

•                   reviewing and approving any related party transactions;

•                   meeting separately, periodically, with management, the internal auditors and the independent auditors;

•                   reporting regularly to the Board of Directors; and

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

Anti-Corruption Program

We have adopted and revised our internal policy concerning anti-corruption and we strictly comply with all applicable anti-corruption laws. This includes, but is not limited to, the People’s Republic of China Criminal Law and the People’s Republic of China Anti-Unfair Competition Law, the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, and anti-bribery legislation enacted by each signing country in accordance with the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

The compliance policy prohibits any director, executive officer or employee from offering, paying or accepting of any money or anything of value directly or indirectly to or from anyone, in order to secure an improper advantage or induce conduct that amounts to a breach of an expectation that a person will act in good faith, impartially, or in accordance with a position of trust. These types of payments are in violation of our policies and we have adopted a “zero tolerance” approach in this regard.

D.                                    Employees

As of March 31, 2012, 2013, 2014, we had 795, 890 and 944 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2014:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	205	270	68
Laboratory function	76	103	19
Management and administration	94	70	39
Total	375	443	126

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

Name and Address	Number of Shares Beneficially Owned	Percentage of Ownership(2)
Directors and executive officers:
Yuen Kam (2)	10,017,192	11.1%
Ting Zheng	1,071,994	1.5%
Albert Chen (3)	393,064	*
Mark D. Chen (4)	398,144	*
Dr. Ken Lu (5)	314,049	*
Jennifer J. Weng (4)	398,144	*
Yue Deng	142,934	*
Xin Xu	71,466	*
All directors and executive officers as a group	12,408,843	13.7%
Principal shareholders:
Golden Meditech Holdings Limited (6)	48,299,307	53.3%
Kent C. McCarthy (7)	9,793,487	13.4%
KKR China Healthcare Investment Limited (8)	22,903,454	23.9%
Cordlife Group Limited	7,314,015	10.0%
Skandinaviska Enskilda Banken AB	3,863,746	5.3%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                 Percentages based on 73,003,248 shares outstanding as of July 31, 2014, excluding shares owned by us.

(2)                                 Includes (i) 357,331 ordinary shares held by Yuen Kam; and (ii) 9,659,861 ordinary shares (see note (6) below) beneficially owned by Golden Meditech in which Yuen Kam owns 20.0% of its issued ordinary shares.

(3)                                 Includes (i) 321,598 ordinary shares held by Albert Chen; and (ii) 71,466 ordinary shares held by his spouse.

(4)                                 Includes (i) 53,488 ordinary shares held by Jennifer J. Weng; (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mark D. Chen; and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mark D. Chen. Mark D. Chen and Jennifer J. Weng are married.

(5)                                 Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director.

(6)                                 Includes (i) 30,681,266 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech; and (ii) 17,618,041 ordinary shares issuable upon conversion of senior convertible notes, with principal amount of $50 million at a conversion price of $2.838 per share, held by Golden Meditech. Golden Meditech has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 19.4% of the Company’s enlarged share capital. The senior convertible notes were issued on October 3, 2012. As of the date of this report, Golden Meditech has not converted any portion of its convertible notes into the Company’s ordinary shares.

(7)                                 Includes (i) 6,626,295 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 1,858,291 ordinary shares held by JCF CO LF, L.P.; and (iii) 1,308,901 ordinary shares held by JHAB Fund II, LLC. Mr. McCarthy is the manager of Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the general partner of JCF CO LF, L.P. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by JCF CO LF, L.P., and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of JHAB Management II, LLC, which is the manager of JHAB Fund II, LLC. As a result, Mr. McCarthy and JHAB Management II, LLC are deemed to be beneficial of the securities owned of record by JHAB Fund II, LLC, and have reported that they share voting power and dispositive power over such securities.

(8)                             Represents 22,903,454 ordinary shares issuable upon conversion of senior convertible notes, with a principal amount of $65 million at a conversion price of $2.838 per share, held by KKRCHL. KKRCHL has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 23.9% of the Company’s enlarged share capital. The senior convertible notes were issued on April 27, 2012. As of the date of this report, KKRCHL has not converted any portion of its convertible notes into the Company’s ordinary shares.

As of June 30, 2014, 43.1% of our outstanding ordinary shares are held by 7 record holders in the United States.

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

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a subsidiary of Golden Meditech and is engaged in manufacturing and sale of medical devices. The property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000, for a period of 5.5 years expiring in December 2014. The new lease covers premises of 1,920 square meters.

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

Commercial Arrangement

During the current year, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the year ended March 31, 2014, the Company purchased raw materials of RMB14.3 million ($2.3 million) from China Bright Group Co. Limited, a subsidiary of Golden Meditech.

Strategic Alliance Agreement

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we have obtained a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, at a fee. During the current year, there was no provision of such services and no fee was paid to Cordlife Singapore regarding the sub-license right and we do not expect the amounts, if any, payable in future periods to be material.

C.                                    Interests of Experts and Counsel

Not required.

ITEM 8.                                                  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See Item 18.

B.                                    Significant Changes

None

ITEM 9.                                                  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2014, the high and low sale prices for CCBC’s shares as reported on the NYSE (See Item 9C for the dates that the securities were traded on each market).

	High	Low
Fiscal Annual Highs and Lows
2012	$3.57	$2.03
2013	3.20	2.41
2014	4.44	2.76
Fiscal Quarterly Highs and Lows
2013
First Quarter	3.20	2.53
Second Quarter	2.79	2.41
Third Quarter	2.95	2.60
Fourth Quarter	2.95	2.59
2014
First Quarter	3.02	2.76
Second Quarter	4.41	2.81
Third Quarter	4.23	3.71
Fourth Quarter	4.44	3.82
2015
First Quarter	5.58	4.07
Monthly Highs and Lows
January 2014	4.05	3.82
February 2014	4.32	3.92
March 2014	4.44	3.99
April 2014	4.30	4.07
May 2014	4.59	4.30
June 2014	5.58	4.35

B.                                    Plan of Distribution

Not Applicable.

C.                                    Markets

Our shares have been listed on the NYSE under the symbol CO since November 19, 2009. From June 30, 2009 through November 19, 2009, our shares were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDZF”. CCBC’s warrants were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDWF” from June 30, 2009 through December 13, 2010, the date the warrants expired.

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

Directors.  We are managed by our Board of Directors. Our amended and restated articles of association provide that there shall be no maximum number of directors unless otherwise determined from time to time by a resolution of the directors, and unless determined by the Company in general meeting, must consist of not less than three directors. Any director on our board may be removed by way of a special resolution of shareholders. Any vacancies on our Board of Directors or additions to the existing Board of Directors can be filled by way of a special resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors. The directors have the power to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Any director appointed by the Board of Directors to fill a casual vacancy shall serve for the remainder of the term of the Director whose death, resignation or removal created such vacancy. At each annual general meeting, one-third of our directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one-third) will retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. The directors to retire in every year will be those who have been longest in office since their last reelection or appointment but as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2014, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 73,140,147 ordinary shares fully paid or credited as fully paid.

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

•                   sub-divide our shares, or any of them, into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject, nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•                   divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve or other undistributable reserve in any manner authorized by law.

Meetings.  Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our Board of Directors, a majority of our Board of Directors or any shareholders together holding not less than 75% of our issued share capital, and may not be called by any other person. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (1) declarations of dividends; (2) the adoption of our financial statements and reports of directors and auditors thereon; (3) the granting of any mandate or authority to directors to offer, allot, grant options or otherwise dispose of unissued shares in the capital of our company representing not more than 20% of the nominal value of our existing issued share capital; (4) the granting of any mandate or authority to directors to repurchase our securities; (5) the election of directors; (6) the appointment of auditors and other officers; and (7) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.

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

•                   an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                   a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”); (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE. While our ordinary shares are currently listed and traded on the NYSE, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, is passive income; or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2014, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

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

On July 21, 2005, People’s Bank of China adjusted the exchange rate of U.S. dollar to Renminbi from $1 = RMB8.27 to $1 = RMB8.11, and ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi is pegged to a basket of currencies, which components are subject to adjustment based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We had cash and cash equivalents denominated in U.S. dollars of approximately $0.4 million as of March 31, 2014. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2014, we had cash and cash equivalents of RMB1,882.9 million ($302.9 million). Aside from the RMB60.0 million ($9.7 million) bank loan with monthly fixed interest rate of 0.6% and RMB777.8 million ($125.1 million) convertible notes with annual fixed interest rates of 12%, we do not maintain any credit facilities as of March 31, 2014. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2014, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2014 from RMB6.8 million ($1.1 million) to RMB6.1 million ($1.0 million).

Equity Price Risk

As of March 31, 2014, we had available-for-sale equity securities of RMB144.2 million ($23.2 million). The available-for-sale equity securities represent our equity investment in CBB and Cordlife Singapore, which are publicly traded company on the Australian Securities Exchange and Singapore Exchange, respectively. As of March 31, 2014, we owned 11.4% of CBB shares and 9.2% of Cordlife Singapore shares. Both investments in CBB and Cordlife Singapore are exposed to price fluctuations. As of March 31, 2014, there were total unrealized net holding losses of RMB6.5 million ($1.1 million) recorded in CBB and total unrealized net holding gains of RMB121.0 million ($19.5 million) recorded in Cordlife Singapore, respectively.

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

ITEM 14.                                           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.                                     Use of Proceeds

In November 2009, we completed an offering of 3,305,786 ordinary shares at a public offering price of $6.05 per ordinary share. In January 2010, the underwriters in the offering exercised their over-allotment option in full for an additional 495,867 shares at the offering price, resulting in an aggregate of 3,801,653 shares issued in the offering. We received net proceeds from this offering of approximately $20.5 million, after deducting underwriting discounts. The principal purposes of this offering were to increase the liquidity of the public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for general corporate purposes and potential acquisitions. As of the date of this report, we have allocated a portion of the net proceeds of the offering for acquisition and investment purposes and the remaining proceeds on general corporate purposes.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to KKRCHL. Also, on October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. Total proceeds from both convertible notes of $115 million raised are being used for capacity expansion, potential acquisition and general corporate purpose.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2014. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2014, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2014.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2014.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Cord Blood Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and its subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated July 31, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
July 31, 2014

ITEM 16A.                                  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ms. Jennifer J. Weng is an audit committee financial expert, and “independent” as that term is defined in the NYSE listing standards.

ITEM 16B.                                  CODE OF ETHICS

Our Board of Directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret by any law, or our amended and restated memorandum and articles of association.

ITEM 16C.                                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accountant firm, for the periods indicated.

	2014	2013	2012
	RMB	RMB	RMB
	(in thousands)
Audit fees (1)	6,615	5,969	5,837
Audit related fees	—	—	—
Tax fees	—	—	—
Total fees	6,615	5,969	5,837

(1)                                 “Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

The Audit Committee or our Board of Directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee or our Board of Directors prior to the completion of the audit).

ITEM 16D.                                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 13, 2010, the Company announced its intention to conduct a share exchange with all the existing warrant holders, in which the Company would offer to exchange one ordinary share for every eight warrants. On December 10, 2010, the Company announced the completion of the share exchange. The Company issued 1,627,518 ordinary shares, equivalent to 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants. Investors that participated in the warrant exchange offer were subject to a 45-day lock up period with regard to ordinary shares acquired in the exchange offer.

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013 and July 30, 2014, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013, July 24, 2014 and July 30, 2015, respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2014.

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

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) amounting to more than (i) 20% of the listed company’s currently outstanding common stock in an offering that does not constitute a “public offering” as defined under the NYSE rules; and (ii) one percent to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time, on market terms approved by our board and Audit Committee, consistent with our past practice. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

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
4.24

Summary translation of Guangzhou City Real Estate Purchase Agreement, dated June 28, 2012, between Guangzhou CD Manufacturing Co., Ltd and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (10)

4.25

Summary translation of Hundsun (Hangzhou) Science &Technology Park Property Transfer Agreement, dated January 25, 2013, between Hangzhou HundsunBaichuan Technology Co., Ltd. and Beijing Jiachenhong Biological Technologies Co., Ltd. (10)

8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-168873)

101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

(10)                                   Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on July 31, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION

July 31, 2014	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and its subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and its subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

July 31, 2014

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2013	2014	2014
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		1,494,099	1,882,901	302,892
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; March 31, 2014: RMB20,322 (US$3,269))	3	73,076	95,273	15,326
Inventories	4	10,265	31,583	5,080
Prepaid expenses and other receivables	5	11,602	37,010	5,954
Debt issuance costs	14	3,678	3,616	582
Deferred tax assets	17(c)	5,454	7,664	1,233
Total current assets		1,598,174	2,058,047	331,067

Property, plant and equipment, net	6	468,272	626,632	100,804
Non-current prepayments	7	212,633	208,894	33,604
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; March 31, 2014: RMB42,703 (US$6,869))	3	249,370	225,496	36,275
Inventories	4	39,730	48,385	7,783
Intangible assets, net	8	125,170	120,549	19,392
Available-for-sale equity securities	9	88,404	144,247	23,204
Other investment	10	189,129	189,129	30,424
Debt issuance costs	14	11,667	7,854	1,263
Deferred tax assets	17(c)	3,727	1,789	288
Total assets		2,986,276	3,631,022	584,104

LIABILITIES

Current liabilities
Bank loan	11	50,000	60,000	9,652
Accounts payable		9,890	10,422	1,677
Accrued expenses and other payables	12	84,006	102,559	16,498
Deferred revenue	13	172,328	196,432	31,599
Amounts due to related parties	20	11,241	21,453	3,452
Income tax payable		4,983	2,571	414
Deferred tax liabilities	17(c)	—	3,900	627
Total current liabilities		332,448	397,337	63,919

Convertible notes	14	751,781	777,753	125,113
Non-current deferred revenue	13	530,258	823,921	132,540
Other non-current liabilities	12(i)	107,158	164,077	26,395
Deferred tax liabilities	17(c)	23,168	27,938	4,494
Total liabilities		1,744,813	2,191,026	352,461

EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and 2014, respectively	15(a)	50	50	8
Additional paid-in capital		798,221	798,221	128,405
Treasury stock, at cost (March 31, 2013 and 2014: 136,899 shares, respectively)	15(d)	(2,815)	(2,815)	(453)
Accumulated other comprehensive income		18,256	84,263	13,555
Retained earnings		423,420	555,323	89,331
Total equity attributable to China Cord Blood Corporation		1,237,132	1,435,042	230,846

Non-controlling interests		4,331	4,954	797

Total equity		1,241,463	1,439,996	231,643

Commitments and contingencies	24	—	—	—

Total liabilities and equity		2,986,276	3,631,022	584,104

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except share data)

		Year ended March 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$

Revenues	16	380,490	526,123	572,857	92,152
Direct costs		(86,658)	(106,621)	(106,225)	(17,088)
Gross profit		293,832	419,502	466,632	75,064

Operating expenses
Research and development		(7,615)	(8,459)	(9,773)	(1,572)
Sales and marketing		(61,678)	(93,684)	(112,689)	(18,128)
General and administrative		(89,696)	(108,045)	(112,244)	(18,056)
Total operating expenses		(158,989)	(210,188)	(234,706)	(37,756)

Operating income		134,843	209,314	231,926	37,308

Other income/(expense), net
Interest income		13,432	15,064	16,870	2,714
Interest expense	6	(3,287)	(70,097)	(70,075)	(11,273)
Exchange (loss)/gain		(1,343)	(984)	80	13
Dividend income	9&10	7,217	4,685	9,911	1,594
Others		737	203	2,212	356
Total other income/(expense), net		16,756	(51,129)	(41,002)	(6,596)

Income before income tax		151,599	158,185	190,924	30,712

Income tax expense	17(a)	(9,634)	(38,543)	(58,398)	(9,394)
Net income		141,965	119,642	132,526	21,318

Net income attributable to non-controlling interests		(9,985)	(7,195)	(623)	(100)
Net income attributable to China Cord Blood Corporation’s shareholders		131,980	112,447	131,903	21,218

Net income per share:	19
Attributable to ordinary shares
- Basic		1.79	1.49	1.60	0.26
- Diluted		1.79	1.49	1.60	0.26

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		(1,653)	1,296	8,299	1,335
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax		46,587	(9,120)	57,708	9,283
Comprehensive income		186,899	111,818	198,533	31,936

Comprehensive income attributable to non-controlling interests		(10,282)	(7,172)	(623)	(100)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders		176,617	104,646	197,910	31,836

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
					Accumulated
		Share Capital		Additional	other		Non-
		No. of		paid-in	comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	(loss)/income	earnings	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2011		75,406,875	52	910,316	(18,580)	178,993	22,611	1,093,392
Net income		—	—	—	—	131,980	9,985	141,965
Other comprehensive income		—	—	—	44,637	—	297	44,934
Repurchase and cancellation of shares	15(d)	(2,266,728)	(2)	(44,662)	—	—	—	(44,664)
Balance as of March 31, 2012		73,140,147	50	865,654	26,057	310,973	32,893	1,235,627

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (continued)

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
							Accumulated
		Share Capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2012		73,140,147	50	865,654	—	—	26,057	310,973	32,893	1,235,627
Net income		—	—	—	—	—	—	112,447	7,195	119,642
Other comprehensive income		—	—	—	—	—	(7,801)	—	(23)	(7,824)
Repurchase of shares	15(d)	—	—	—	(7,450,914)	(131,302)	—	—	—	(131,302)
Sale of treasury shares	1(b)	—	—	3,341	7,314,015	128,487	—	—	—	131,828
Acquisition of non-controlling interests	1(b)	—	—	(70,774)	—	—	—	—	(35,734)	(106,508)
Balance as of March 31, 2013		73,140,147	50	798,221	(136,899)	(2,815)	18,256	423,420	4,331	1,241,463

Net income		—	—	—	—	—	—	131,903	623	132,526
Other comprehensive income		—	—	—	—	—	66,007	—	—	66,007
Balance as of March 31, 2014		73,140,147	50	798,221	(136,899)	(2,815)	84,263	555,323	4,954	1,439,996

Balance as of March 31, 2014 - US$			$8	$128,405		$(453)	$13,555	$89,331	$797	$231,643

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Operating activities:
Net income		141,965	119,642	132,526	21,318
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment		(112)	1,066	(32)	(5)
Depreciation of property, plant and equipment	6	24,736	31,253	32,444	5,219
Amortization of intangible assets	8	4,621	4,621	4,621	743
Deferred income taxes	17(a)	(4,771)	(194)	8,398	1,351
Provision for doubtful accounts	3(b)	12,588	7,468	17,973	2,891
Interest on convertible notes	14	—	26,791	13,835	2,226
Amortization of debt issuance costs	14	—	3,062	3,610	581

Changes in operating assets and liabilities:
Non-current prepayments		3,408	1,513	261	43
Accounts receivable		(27,482)	3,334	(16,296)	(2,621)
Inventories		(2,988)	(8,678)	(29,973)	(4,822)
Prepaid expenses and other receivables		(1,673)	(3,470)	(25,441)	(4,093)
Accounts payable		1,297	3,547	532	86
Accrued expenses and other payables		9,441	42,080	11,036	1,775
Deferred revenue		167,657	289,942	317,767	51,118
Other non-current liabilities		30,384	46,380	56,745	9,128
Amounts due to related parties		—	10,881	10,421	1,676
Income tax payable		(5,213)	(960)	(2,412)	(388)
Trading securities		—	354	—	—
Net cash provided by operating activities		353,858	578,632	536,015	86,226

Investing activities:
Purchase of property, plant and equipment		(43,114)	(226,241)	(150,093)	(24,145)
Purchase of intangible assets		(80,188)	—	—	—
Investment deposit	7	—	(213,160)	—	—
Proceeds from disposal of property, plant and equipment		357	450	210	34
Acquisition of other investment	10	—	(54,766)	—	—
Net cash used in investing activities		(122,945)	(493,717)	(149,883)	(24,111)

Financing activities:
Repayment of bank loan		(45,000)	(45,000)	(50,000)	(8,043)
Proceeds from bank loan		45,000	50,000	60,000	9,652
Payment for repurchase of shares	15(d)	(44,664)	(126,819)	(4,422)	(711)
Net proceeds from sale of treasury stock and acquisition of non-controlling interests	1(b)	—	25,320	—	—
Proceeds from issuance of convertible notes	14	—	730,493	—	—
Payment of debt issuance costs	14	—	(15,276)	(3,242)	(522)
Net cash (used in)/provided by financing activities		(44,664)	618,718	2,336	376

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents		(3,325)	(3,845)	334	54

Net increase in cash and cash equivalents		182,924	699,788	388,802	62,545

Cash and cash equivalents at beginning of year		611,387	794,311	1,494,099	240,347

Cash and cash equivalents at end of year		794,311	1,494,099	1,882,901	302,892

Non-cash investing and financing activities:
Payable for property, plant and equipment		—	1,675	41,055	6,604
Payable for share repurchases		—	4,483	—	—
Payable for debt issuance costs	12	—	3,242	—	—

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes		30,051	40,105	64,683	10,405
Cash refund during the year for income taxes		10,433	408	429	69
Cash paid for interest, net of capitalized interest		3,287	3,512	28,096	4,520

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)                                 Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2014, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations. Cord blood banks in the PRC are required to possess a Blood Station Operation License. The licensing process for a cord blood bank is stringent and lengthy. The government authorities grant Blood Station Operation Licenses to cord blood banks that provide cord blood banking services. Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government. Seven cord blood banking licenses have been issued by the authorities as of March 31, 2014, of which the Company holds three. Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks. The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

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

In August 2009, the Company entered into agreements to exchange 3,506,136 of its newly issued ordinary shares for the remaining 24% of redeemable shares of CCBS held by shareholders who previously elected not to participate in the Share Exchange, on terms substantially similar to those of the Share Exchange. Upon the completion of such exchange, all the remaining redeemable ordinary shares of CCBS converted into ordinary shares of the Company, which carry no redemption rights, and CCBS became a wholly owned subsidiary of the Company.

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

In May 2007, China Stem Cells (South) Company Limited (“CSC South”), a 90% subsidiary of the Group, acquired the entire equity interest of Guangzhou Nuoya for consideration of RMB30,949. Guangzhou Nuoya was established under the laws of the PRC in June 1997 as a domestic limited liability company. It became a WFOE in May 2007. Guangzhou Nuoya has been granted the right to operate cord blood banks in the Guangdong province, the PRC. In November 2012, CSC South repurchased 10% of its shares from Cordlife (Hong Kong) Limited, a subsidiary of Cordlife Group Limited (“CGL”), at a consideration of US$16.8 million. The shares repurchased were subsequently cancelled. The difference between the consideration paid and the carrying amount of non-controlling interest equal to RMB70,774 at the repurchase date was charged to additional paid-in capital. Concurrently, CGL acquired 7,314,015 shares, which were held by the Company as treasury stock (representing 10% of the Company’s ordinary shares at the time of the transaction) at a consideration of US$20.8 million. The difference between the consideration received from sale of the shares over the cost of the treasury shares equal to RMB3,341 was credited to additional paid-in capital. As a result, the Company received a net proceed of US$4 million (RMB25,320) from the above two transactions and CSC South and its subsidiary became wholly owned subsidiaries of the Group.

In December 2010, a non-wholly owned subsidiary, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”), was established. The Group holds a 90% equity interest in Zhejiang Lukou through capital injection of RMB45,000, while the non-controlling shareholders contributed plant and equipment with fair value of RMB5,000 in return for the remaining 10% equity interests. In February, 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province, the PRC, from a third party at a consideration of US$12.5 million (equivalent to RMB82,124 (Note 8)).

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2014 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2164, being the spot exchange rate of U.S. dollars in effect on March 31, 2014 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2014 or at any other date.

(d)                                Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2013 and 2014, cash and cash equivalents maintained in the PRC amounted to RMB1,470,844 and RMB1,812,007 (US$291,488), respectively. A majority of the Group’s cash and cash equivalents are denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars as follows:

	March 31,
	2013		2014
	Foreign currency	RMB	Foreign currency	RMB
U.S. dollars	1,451	9,012	398	2,474
Australian dollars	137	895	242	1,378
Renminbi	1,469,512	1,469,512	1,812,025	1,812,025
Hong Kong dollars	17,820	14,542	81,188	64,503
Singapore dollars	27	138	515	2,521

Cash and cash equivalents held at financial institutions located in the PRC are uninsured, whereas cash held at financial institutions in Hong Kong are insured up to certain amount. Management believes that these major financial institutions have high credit ratings.

(e)                                  Investment securities

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such designations at each reporting date.

Available-for-sale equity securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale equity securities are determined on a specific-identification basis. Where the fair value of an investment in equity securities is not readily determinable, the investment is stated at cost.

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

(g)                                 Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or market on a weighted-average basis, and recognized as direct costs when revenue is recognized upon shipment of the donated cord blood units. Cost comprises direct materials, direct labor and an allocation of production overheads. Inventories that are not expected to be realized within 12 months from the balance sheet date are classified as non-current assets. Consumables and supplies are classified as current assets.

(h)                                 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	37.5 – 50 years
Leasehold improvements	Shorter of the lease term or estimated useful lives of 10 years
Machineries	5 – 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	3 – 5 years

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

(j)                                    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2012, 2013 and 2014.

(k)                                 Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Group freezes the units and stores them in a cryogenic freezer. Under the cord blood processing and storage agreement (“Agreement”) signed with the customer, the Group charges separate processing fee and storage fees to the customer and such Agreement typically provides for a storage period of eighteen years represented by successive one-year renewal periods. The Group also arranges an insurance policy for customers. The amount of gross storage fees include insurance premiums collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

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

During the three years ended March 31, 2012, 2013 and 2014, the Group offered its customers three payment options:

(i)                       Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee in advance at the beginning of each one-year renewal period;

(ii)                    Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and prepayment of storage fees for multiple periods; and

(iii)                Payment of the processing fee by installment over multiple periods and the annual storage fee in advance at the beginning of each one-year renewal period or prepayment of storage fees for multiple periods by installment. Certain installment option includes an initial processing fee payment upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment for the consecutive periods, representing a surcharge to the total amount of processing fees payable under payment options (i) and (ii).

Under payment option (iii), installments due for payment beyond one year are classified as non-current accounts receivable. The surcharge payable by customers under the installment plan is recognized as interest income using the effective interest method.

The recognition of storage revenue is ceased when the collectability of the storage fees from the customers is not reasonably assured due to delinquency of payment by the customers. During the years ended March 31, 2012, 2013 and 2014, the Group ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months.

According to the notice jointly issued by the Ministry of Finance and the State Administration of Taxation in November 2011, the taxable service revenue provided by the Group’s three main PRC subsidiaries is subject to Value-Added Tax (“VAT”). Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are subject to VAT effective for periods starting from September 1, 2012, November 1, 2012, and December 1, 2012, respectively.  VAT at a general rate of 6% on the invoiced amount is collected on behalf of tax authorities in respect of the services rendered. Prior to those periods, the Group’s three main PRC subsidiaries were subject to business tax at a general rate of 5% of service revenues. Revenue is stated net of VAT or business tax.

(l)                                    Research and development costs

Research and development costs are incurred for research activities conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. They also include research expenses on the use of cord blood stem cells in different medical treatments. Research and development costs are expensed as incurred.

(m)                              Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses in the consolidated statements of comprehensive income amounted to RMB12,460, RMB19,215 and RMB30,785 (US$4,952) for the years ended March 31, 2012, 2013 and 2014, respectively.

(n)                                 Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of comprehensive income when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(o)                                 Debt issuance costs

Costs incurred by the Company that are directly attributable to the issuance of the convertible notes are deferred and charged to the consolidated statements of comprehensive income using an effective interest rate method from the date the convertible notes were issued to the earliest date the holders of the convertible notes can demand payment, which is five years.

(p)                                 Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

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

A deferred tax liability is not recognized for the excess of the Company’s financial statements carrying amount over the tax base of its investment in a foreign subsidiary, if the subsidiary has invested or will invest the undistributed earnings indefinitely.

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

(r)                                   Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to common shareholders is allocated between ordinary share and participating securities based on contractual participating rights of security to share in undistributed earnings as if all of the earnings had been distributed.

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

The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of March 31, 2012, 2013 and 2014.

See Note 22 to the consolidated financial statements.

(v)                                  Recently issued accounting standards

In March 2013, the Financial Accounting Standard Board (“FASB”) issued ASU 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”), which defines the treatment of the release of cumulative translation adjustments upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted and prior periods should not be adjusted. The Company adopted the new guidance on April 1, 2014. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (“ASU 2013-11”). ASU 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (“NOL”) carry forward, or similar tax loss or tax credit carry forward, rather than as a liability when the uncertain tax position would reduce the NOL or other carry forward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted the new guidance on April 1, 2014. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”), which required that only disposals representing a strategic shift in operations should be presented as discontinued operations. ASU 2014-08 is effective for disposals or classification as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim period thereafter for public business entities.

In May 2014, the FASB and the International Accounting Standard Board jointly issued a converged standard on the revenue recognition from contacts with customers. The new standard will be introduced into the FASB’s ASC Topic 606 by ASU 2014-09, Revenue from Contacts with Customers (“ASU 2014-09”). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016 for public business entities applying U.S. GAAP.  The Company is in the process of evaluating the impact on the consolidated financial statements.

3                                         Accounts receivable, net

(a)                                Accounts receivable consist of the following:

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Accounts receivable	372,919	383,794	61,739
Less: Allowance for doubtful accounts	(50,473)	(63,025)	(10,138)
Total accounts receivable, net	322,446	320,769	51,601

Representing:

Current portion:
- processing fees	49,092	64,838	10,430
- storage fees	23,357	28,894	4,648
- others	627	1,541	248
	73,076	95,273	15,326
Non-current portion:
- processing fees	249,370	225,496	36,275
Total accounts receivable, net	322,446	320,769	51,601

Non-current gross accounts receivable as of March 31, 2014 are due for payment as follows:

	March 31, 2014
	RMB	US$
Fiscal years ending March 31,
2016	35,442	5,701
2017	32,161	5,174
2018	28,363	4,563
2019	25,537	4,108
2020 and thereafter	146,696	23,598
	268,199	43,144

(b)                                 An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Balance at beginning of year	39,956	52,544	50,473	8,119
Charged to allowance for doubtful accounts	12,588	7,468	17,973	2,891
Write-off charged against the allowance for the year	—	(9,539)	(5,421)	(872)
Balance at end of year	52,544	50,473	63,025	10,138

The Group continuously monitors the recoverability of the accounts receivable, the credit quality of such receivables, the effectiveness and the efficiency of its collection efforts.

During the years ended March 31, 2013 and 2014, the Group wrote-off accounts receivable of RMB9,539 and RMB5,421 (US$872), which were aged over three years since there was sufficient evidence available to prove the debtor’s inability to make payments.

4                                        Inventories

Inventories consist of the following:

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Current portion:
- consumables and supplies	10,265	31,583	5,080

Non-current portion:
- processing costs capitalized in donated umbilical cord blood	39,730	48,385	7,783
Total current and non-current inventories	49,995	79,968	12,863

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories was made as of March 31, 2012, 2013 and 2014.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon shipment of the unit and recognizes the direct costs equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2014, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the three years ended March 31, 2012, 2013 and 2014.

5                                         Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Prepaid expenses	9,372	20,593	3,313
Tax receivables	—	13,406	2,157
Other receivables	2,230	3,011	484
Total prepaid expenses and other receivables	11,602	37,010	5,954

Other receivables mainly include advance payments to employees and rental deposits.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Buildings	187,529	578,513	93,064
Leasehold improvements	44,264	14,864	2,391
Machineries	105,899	118,449	19,054
Motor vehicles	11,087	14,885	2,394
Furniture, fixtures and office equipment	27,588	35,433	5,700
Construction-in-progress	205,657	9,684	1,558
	582,024	771,828	124,161
Less: Accumulated depreciation	(113,752)	(145,196)	(23,357)
Total property, plant and equipment, net	468,272	626,632	100,804

Pursuant to the final purchase contract dated June 28, 2012, the total purchase price of the property, land use right, related taxes, and other expenditures associated with the assets to be used by Guangzhou Nuoya was RMB107,294. The Group paid the full amount as of March 31, 2013.

In November 2012, the Group signed a contract with a third party for further development and renovation of the newly purchased property in the Guangdong province. A total of RMB105,954 (US$17,044) has been paid as of March 31, 2014, and RMB2,800 (US$450) was included in accrued expenses and other payables in accordance to the construction completion report. The construction has been completed as of March 31, 2014.

In January 2013, the Group signed a purchase contract with a third party for the purchase of buildings and associated land use right in the Zhejiang province. The Group paid the full purchase contract amount and relevant taxes of RMB87,508 as of March 31, 2013.

In 2013, the Group signed contracts with two third parties for the subsequent development and renovation of the newly purchased property in the Zhejiang province. RMB52,474 (US$8,441) was paid and RMB12,000 (US$1,930) was included in accrued expense and other payables as of March 31, 2014 in accordance to the construction completion report. The construction has been completed as of March 31, 2014. The Group is still in the process of obtaining the ownership certificate of the building in the Zhejiang province.

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Direct costs	13,481	17,421	18,150	2,920
Research and development	3,212	2,073	1,863	300
Sales and marketing	1,803	2,805	2,611	419
General and administrative	6,240	8,954	9,820	1,580
Total depreciation expense	24,736	31,253	32,444	5,219

Interest cost incurred consists of the following:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Interest cost capitalized	—	1,274	25,912	4,168
Interest cost charged to income	3,287	70,097	70,075	11,273
Total interest cost incurred	3,287	71,371	95,987	15,441

As of March 31, 2013 and 2014, buildings with carrying value of RMB121,603 and RMB114,570 (US$18,430) were collateralized to banks for short-term bank loans of RMB50,000 and RMB60,000 (US$9,652), respectively (Note 11).

7                                         Non-current prepayments

Non-current prepayments consist of the following:

		March 31,
	Note	2013	2014	2014
		RMB	RMB	US$

Investment deposit	(i)	212,188	208,591	33,555
Deposit for machineries purchase		445	303	49
Total non-current prepayments		212,633	208,894	33,604

Note:

(i)                          During the year ended March 31, 2013, the Group signed a Letter of Intent with a third party for a potential investment in a company in the healthcare industry and the Group remitted a refundable earnest money of US$33,660 (RMB208,591) to this third party and commenced the relevant work with respect to the investment opportunity. As of the date of this report, the project is still on-going.

8                                         Intangible assets, net

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	22,300
Less: Accumulated amortization	(13,458)	(18,079)	(2,908)
Total intangible assets, net	125,170	120,549	19,392

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$156) for the years ended March 31, 2012, 2013 and 2014, respectively. The operating right is subject to renewal and the next renewal is due in May 2015.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12.5 million (equivalent to RMB82,124) which was fully settled in August 2011. Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$587) for the years ended March 31, 2012, 2013 and 2014, respectively. The operating right is subject to renewal and the next renewal is due in September 2016.

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

The Group engaged independent third party valuation firms in determining the fair values of the cord blood bank operating rights during the acquisitions. The fair values of the cord blood bank operating rights were determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The periods of expected cash flows used to measure the fair values of the cord blood bank operating rights were thirty years. Without evidence to the contrary, the Group expects that the cord blood bank operating rights will be renewed at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years.

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years afterwards are:

	March 31, 2014
	RMB	US$
Fiscal years ending March 31,
2015	4,621	743
2016	4,621	743
2017	4,621	743
2018	4,621	743
2019 and thereafter	102,065	16,420
Total amortization expenses	120,549	19,392

9                                         Available-for-sale equity securities

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Life Corporation Limited - listed on Australian Securities Exchange	8,284	4,630	745
Cordlife Group Limited - listed on Singapore Exchange	80,120	139,617	22,459
Total listed equity securities, at market	88,404	144,247	23,204

During the year ended March 31, 2008, the Group acquired 11,730,000 ordinary shares of Cordlife Limited (“CBB”) at a total cost of RMB53,699. CBB was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, and is listed on the Australian Securities Exchange.

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

On June 16, 2011, the shareholders of CBB approved a capital reduction by way of distribution in specie. The scheme involved a spin off of Cordlife Pte Ltd from CBB, and the shares of Cordlife Pte Ltd were distributed to the then shareholders of CBB on a pro rata basis. The restructuring and distribution in specie were completed and effective on June 30, 2011. After the restructuring of CBB as of June 30, 2011, the Group owned a total of 24,366,666 shares, representing a 16.1% equity interest in each of CBB and Cordlife Pte Ltd, respectively. The Group’s investments in CBB upon the completion of restructuring were recognized as two separate investments consisting of CBB and Cordlife Pte Ltd. The capital reduction or the distribution in specie by CBB did not constitute a sale of available-for-sale equity securities. The cost of both investments was based on their respective estimated fair values as of the restructuring date and adjusted by the unrealized holding gains of CBB recorded in accumulated other comprehensive income on pro rata basis. After the restructuring, Cordlife Pte Ltd was a private company, whose shares did not have a readily determinable fair value. The investment in Cordlife Pte Ltd was therefore accounted for by the cost method under ASC 325-20, before its listing on the Singapore Exchange on March 29, 2012.

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

As of March 31, 2013, the Group held 24,366,666 ordinary shares in both CBB and CGL, representing a 14.1% and 10.5% equity interest in CBB and CGL, respectively.

In July 2013, CBB changed its name to Life Corporation Limited (“LFC”). In December 2013, LFC did a reverse stock split at the rate of 1 to 3.

As of March 31, 2014, the Company held 8,122,222 ordinary shares in LFC and 24,366,666 ordinary shares in CGL. The Group’s equity interest in LFC and CGL was 11.4% and 9.2% respectively as of March 31, 2014.

In February and August 2013 respectively, CGL announced dividends of SGD0.01 per ordinary share relating to CGL’s fiscal year ended June 30, 2013. As a result, the Group received dividend of SGD487 (equivalent to RMB2,414) which was recognized in dividend income in the consolidated statement of comprehensive income.

As of March 31, 2013, the cost basis of the available-for-sale equity securities was RMB40,690. Total unrealized net holding losses of LFC was RMB3,024 and total unrealized net holding gains of CGL was RMB59,836. The aggregate fair values was RMB88,404 as of March 31, 2013.

As of March 31, 2014, the cost basis of the available-for-sale equity securities was RMB40,690 (US$6,546). Total unrealized net holding losses of LFC was RMB6,527 (US$1,050) and total unrealized net holding gains of CGL was RMB121,047 (US$19,472). The aggregate fair values was RMB144,247 (US$23,204) as of March 31, 2014.

The available-for-sale equity securities are held by a subsidiary whose functional currency is Hong Kong dollars. Both securities are traded in a foreign market. The fair values are based on the current market values of the securities and the current exchange rates between Hong Kong dollars and Australia dollars or Singapore dollars, as applicable. Both investments are translated into RMB, the Group’s reporting currency, using the exchange rate at the balance sheet dates.

The Group determined that the decline in market value of LFC for the years ended March 31, 2013 and 2014 was temporary and therefore no impairment loss was recognized. As of March 31, 2013 and 2014, accumulated other-than-temporary impairment was RMB37,426, which was recorded in earnings in December 2008.

10                                  Other investment

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Unlisted equity securities, at cost	189,129	189,129	30,424

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

In February 2013, the Group completed its acquisition of 4.08% equity interest of Qilu Stem Cells from Cordlife Service (S) Pte. Ltd., a wholly owned subsidiary of CBB at the time of the acquisition, satisfied in cash of US$8.65 million (RMB54,766). Upon completion of the transaction, the Group’s effective equity interest in Qilu Stem Cells increased from 19.92% to 24%. Although the Group increased its effective equity interest in Qilu Stem Cells to over 20%, the Group does not have any representation in the board of directors and does not have significant influence in Qilu Stem Cells. Accordingly, the investment in Qilu Stem Cells is accounted under the cost method as of March 31, 2013 and 2014.

Dividends declared and paid by Qilu Stem Cells during the years ended March 31, 2012, 2013 and 2014 of RMB7,217, nil and RMB7,497 (US$1,206), respectively, were recognized in dividend income in the consolidated statement of comprehensive income.

11                                  Bank loan

On July 11, 2012, the Group borrowed RMB50,000 from Hangzhou Bank, a commercial bank in the PRC. The term of the loan is one year. The loan bears a floating interest rate equaling to 120% of the base lending rate quoted by the People’s Bank of China, which is adjusted on the 20th day of the third month of each quarter. As of March 31, 2013, the bank loan bears interest at 7.2% per annum. The Group repaid the bank loan in full on July 10, 2013.

On August 12, 2013, the Group borrowed RMB60,000 (US$9,652) from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%.

12                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2013	2014	2014
		RMB	RMB	US$

Insurance premiums received on behalf of an insurance company	(i)	12,411	15,292	2,460
Other taxes payables		1,616	3,927	632
Accrued salaries, bonus and welfare expenses		17,828	23,005	3,701
Accrued consultancy and professional fees		7,770	3,599	579
Payable for convertible notes interests	(ii)	26,639	26,188	4,213
Payable for debt issuance costs		3,242	—	—
Payable for property, plant and equipment	(iii)	—	15,969	2,569
Other payables	(iv)	14,500	14,579	2,344
Total accrued expenses and other payables		84,006	102,559	16,498

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

(ii)

The payable for convertible notes interests represents the interest accrued based on coupon interest rate of 7% of outstanding principle of convertible notes, which is to be settled annually on April 27 (Note 14).

(iii)	Payable for property, plant and equipment related to the amount payable for the development and renovation of the newly purchased properties (Note 6).

(iv)	Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage and other operating procurement payables.

13                                  Deferred revenue

(a)                                 Deferred revenue consists of the following:

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Prepayments by customers prior to completion of cord blood processing services	94,471	93,597	15,056
Unearned storage fees	608,115	926,756	149,083
Total current and non-current deferred revenue	702,586	1,020,353	164,139

Representing:
Current portion	172,328	196,432	31,599
Non-current portion	530,258	823,921	132,540
Total current and non-current deferred revenue	702,586	1,020,353	164,139

(b)                                 An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Balance at beginning of year	199,470	361,034	608,115	97,824
Deferred revenue arising from new customers	260,531	376,536	485,290	78,067
Credited to income	(98,967)	(129,455)	(166,649)	(26,808)
Balance at end of year	361,034	608,115	926,756	149,083

14                                 Convertible notes

On April 27, 2012, the Company completed the sale of US$65 million in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes to KKR China Healthcare Investment Limited (“KKRCHIL”) (the “KKR Notes”). The KKR Notes are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$65 million and incurred debt issuance costs of RMB14,260 from the issuance of the KKR Notes. The KKR Notes are senior unsecured obligations, maturing on April 27, 2017 and are not redeemable prior to their maturity at the Company’s option. The KKR Notes are convertible at any time in whole or in part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the KKR Notes that is calculated to provide a 12% Internal Rate of Return (“IRR”).

On October 3, 2012, the Company completed the sale of aggregate US$50 million senior unsecured convertible notes to Golden Meditech Holdings Limited (“GMHL”), which is a major shareholder of the Company (the “GM Notes”). The GM Notes carry a 7% coupon interest rate and are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$50 million and incurred debt issuance costs of RMB4,258 from the issuance of the GM Notes. The GM Notes are senior unsecured obligations, maturing on October 3, 2017 and are not redeemable prior to their maturity at the Company’s option. The GM Notes are convertible at any time in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the GM Notes that is calculated to provide a 12% IRR.

The carrying amounts of the KKR Notes and GM Notes (collectively the “Notes”) as of March 31, 2013 and 2014 are summarized in the following table:

	March 31,
	2013	2014	2014
	RMB	RMB	US$

Principal amount of the KKR Notes	409,764	403,315	64,879
Principal amount of the GM Notes	315,226	310,302	49,917
Cumulative interest payables	26,791	64,136	10,317
Carrying amount	751,781	777,753	125,113

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

The Notes are entitled to a special redemption payment in the event the Group breaches certain covenants. The KKR Note are also entitled to a special redemption payment in the event GMHL or certain members of the Company’s senior management violate the terms of certain lock-up agreements they have entered into in favor of KKRCHIL. The Notes contain customary ongoing covenants, including affirmative covenants and negative covenants. Covenants are set out in the convertible notes purchase agreement and the Notes, including but not limited to compliance with Securities and Exchange Commission filings and all applicable laws and rules; maintaining Form F-3 eligibility and maintaining and keeping all the current held cord blood banking licenses effective; the Company shall not, without the prior written consent of the Notes holders, change its principal business; dissolve, liquidate, reorganize or restructure; merge with any other entity; commence any case, proceeding or other action under bankruptcy, insolvency or similar law; acquire or dispose of assets other than in the ordinary course of business; approve any budget or business plan; incur any indebtedness such that the outstanding indebtedness is in excess of US$22 million for KKR Notes and US$87 million for GM Notes respectively. Any amendment or waiver thereof requires the affirmative consent of a majority of the holder of all outstanding Notes. Additionally, additional payments on the Notes shall be made in the event the Group pays any excess cash dividend in any financial year (see Note 19). Such term provides KKRCHIL and GMHL with the ability to participate in any excess cash dividend.

The Company has determined that the conversion feature embedded in the Notes should not be bifurcated and accounted for as a derivative pursuant to ASC 815, Derivatives and Hedging, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. The Company has determined that the embedded put options that can accelerate the repayment of the Notes and contingent interest feature are clearly and closely related to the debt host contract and are not separately accounted for as a derivative pursuant to the ASC 815. Further, since the conversion price of the Notes exceeded the market price of the Company’s ordinary shares on the date of commitment, there was no beneficial conversion feature.

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

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2013	2014	2014
	RMB	RMB	US$

KKR Notes interest incurred	45,959	50,475	8,120
GM Notes interest incurred	18,761	37,994	6,112
Amortization of debt issuance costs	3,062	3,610	581
Notes related interest cost capitalized	(1,207)	(24,822)	(3,993)
Total interest expense	66,575	67,257	10,820

15                                  Shareholders’ equity

(a)                                 Share capital

The Company had 75,406,875 shares outstanding as of March 31, 2011.

During the year ended March 31, 2012, 2,266,728 ordinary shares were repurchased and cancelled under the share repurchase program (see Note 15(d)) and as a result the Company had 73,140,147 shares outstanding as of March 31, 2012.

During the year ended March 31, 2013, 7,450,914 ordinary shares were repurchased under the share repurchase program (see Note 15(d)), and 7,314,015 of them were sold to CGL (see Note 1(b)). The remaining 136,899 ordinary share repurchased had not been cancelled and was presented as treasury stock in the consolidated balance sheets. As a result, the Company had 73,003,248 shares outstanding as of March 31, 2013 and 2014.

(b)                                 Statutory reserves

According to PRC rules and regulations and their Articles of Association, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to transfer 10% of net income, as determined in accordance with the relevant financial regulations established by the Ministry of Finance of the PRC, to a statutory surplus reserve until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Transfers of RMB17,656, RMB22,638 and RMB22,858 (US$3,677) have been made to the statutory surplus reserve by Beijing Jiachenhong and Guangzhou Nuoya for the years ended March 31, 2012, 2013 and 2014, respectively. Accumulated statutory surplus reserve as of March 31, 2013 and 2014 amounted to RMB78,079 and RMB100,937 (US$16,237), respectively. Lukou was still in accumulated loss position, and no surplus reserve was made accordingly.

(c)                                  Warrants and options

In connection with the Company’s Initial Public Offering in December 2006, the Company issued an option for US$0.1 to EarlyBirdCapital, Inc. (“EBC”) to purchase 500,000 units (“Units”) at an exercise price of US$6.60 per Unit prior to its expiry on December 13, 2011. Each Unit consists of one share of the Company’s common stock and two warrants (“IPO Warrants”). Each holder of an IPO Warrant was entitled to purchase one share of the Company’s common stock at an exercise price of US$5.00 prior to its expiry on December 13, 2010. The option could be exercised for cash or on a cashless basis at the holders’ option, such that the holder could use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the Units and underlying securities) to exercise the option without paying cash. However, the Company had no obligation to net cash settle the exercise of the option or the warrants underlying the option. The holder of the option will not be entitled to exercise the option or the warrants underlying the option unless a registration statement covering the securities underlying the option is declared effective or an exemption from registration was available. If the holder was unable to exercise the option or the underlying warrants, the option or warrants, as applicable, expired worthless. As of December 13, 2011, the option had not been exercised and therefore, the option expired.

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

During the year ended March 31, 2012, the Company repurchased and cancelled 2,266,728 ordinary shares at a total cost of RMB44,664. The excess of the repurchase price over par value of RMB44,662 was charged to additional paid-in capital for the year ended March 31, 2012.

On July 31, 2012, the Board of Directors approved a new US$20 million share repurchase program to replace the previous US$15 million share repurchase program that expired. During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL (Note 1(b)). The remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 24, 2013, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 24, 2014.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood storage and ancillary services.

In view of the fact that the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Cord blood processing fees	279,481	394,641	403,058	64,837
Cord blood storage fees	98,967	129,455	166,649	26,808
Fees derived from the provision of donated cord blood for transplantation and research and others	2,042	2,027	3,150	507
Total revenues	380,490	526,123	572,857	92,152

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2012, 2013 and 2014. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (the “new tax law”), which revised the PRC statutory income tax rate to 25% effective on January 1, 2008. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

The new tax law and its relevant regulations provide a five-year transition period for Beijing Jiachenhong which was established before March 16, 2007 and entitled to a preferential income tax rate of 15% under the then effective tax laws or regulations. The transitional tax rates are, 20%, 22%, 24% and 25% for calendar years 2009, 2010, 2011 and 2012 onwards, respectively. In addition, entities that qualify as “High and New Technology Enterprises” (“HNTE”) under the new tax law are entitled to a preferential income tax rate of 15%. Because of its HNTE status, Beijing Jiachenhong was entitled to the reduced tax rate of 15% from January 1, 2008 to December 31, 2010. In February 2012, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. Subject to reapplication, Beijing Jiachenhong’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2014 to December 31, 2016. Management believes that Beijing Jiachenhong meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax.

In June 2011, Guangzhou Nuoya received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. As a result, Guangzhou Nuoya received a tax refund in the year ended March 31, 2012, amounting to RMB10,433 in relation to overpaid income tax for the period from January 2010 to December 2010. In April 2014, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015.

The new tax law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of March 31, 2014, the Company has provided RMB3,900 (US$627) for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. As of March 31, 2014, such unremitted earnings that may be subject to the withholding tax amounted to RMB758,698 (US$122,048) and the related unrecognized deferred tax liability was RMB75,870 (US$12,205).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

The PRC	179,654	260,462	316,933	50,982
Non-PRC	(28,055)	(102,277)	(126,009)	(20,270)
Income before income tax expense	151,599	158,185	190,924	30,712

(a)                                 Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Current tax expense	14,405	38,737	50,000	8,043
Deferred tax benefit	(4,771)	(194)	8,398	1,351
Total income tax expense	9,634	38,543	58,398	9,394

(b)                                 Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Year ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Income before income tax expense	151,599	158,185	190,924	30,712

Computed “expected” tax expense	37,900	39,546	47,731	7,678
Non-PRC entities not subject to income tax	7,014	25,569	31,502	5,068
PRC dividend withholding tax	—	—	9,887	1,590
Non-taxable income	(1,804)	—	(1,874)	(301)
Effect of change in tax rates	(14,674)	—	—	—
Tax rate differential, preferential rate	(19,779)	(26,015)	(29,011)	(4,667)
Others	977	(557)	163	26
Actual income tax expense	9,634	38,543	58,398	9,394

(c)                                  Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2013	2014	2014
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	4,719	6,812	1,096
Non-current accounts receivable	5,754	6,406	1,030
Property, plant and equipment	1,616	—	—
Inventories	2,513	2,293	369
Tax loss	2,011	—	—
Others	798	1,226	197
Net deferred tax assets	17,411	16,737	2,692

Deferred tax liabilities:
Deferred revenue	(105)	(96)	(15)
Property, plant and equipment	—	(4,988)	(802)
PRC dividend withholding tax	—	(3,900)	(627)
Intangible assets	(31,293)	(30,138)	(4,848)
Deferred tax liabilities	(31,398)	(39,122)	(6,292)

Net deferred tax liabilities	(13,987)	(22,385)	(3,600)

Classification on consolidated balance sheets
Current deferred tax assets	5,454	7,664	1,233
Current deferred tax liabilities	—	(3,900)	(627)
Non-current deferred tax assets	3,727	1,789	288
Non-current deferred tax liabilities	(23,168)	(27,938)	(4,494)
Net deferred tax liabilities	(13,987)	(22,385)	(3,600)

For the years ended March 31, 2012, 2013 and 2014, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2009 to 2013 are open to examination by the PRC state and local tax authorities.

18                                  Share-based compensation

On February 18, 2011, the shareholders of the Company approved and adopted the Restricted Share Unit scheme. The scheme has a limit of granting rights to receive ordinary shares not exceeding 10% of the Company’s issued and outstanding share capital, to directors, officers, employees and/or consultants of the Group. Since no awards have been granted under this scheme, no compensation expense has been recognized for the years ended March 31, 2012, 2013 and 2014.

19                                  Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the years ended March 31, 2012, 2013 and 2014:

		Year ended March 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company		131,980	112,447	131,903	21,218
Earnings allocated to participating convertible notes	(i)	—	(6,053)	(15,050)	(2,421)

Net income for basic and diluted net income per share		131,980	106,394	116,853	18,797

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,897,177	71,527,698	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		1.79	1.49	1.60	0.26
- Diluted	(ii)	1.79	1.49	1.60	0.26

Notes:

(i)         The KKR Notes and GM Notes provide KKRCHIL and GMHL with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the years ended March 31, 2013 and 2014 in both basic and diluted net income per share computation.

(ii)        During the years ended March 31, 2013 and 2014, the Company had potentially dilutive ordinary shares of 40,521,495 representing shares issuable upon conversion of the KKR Notes and GM Notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

20                                  Related party transactions

For the years presented, the principal related party transactions and amounts due to related parties are summarized as follows:

		Year ended March 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,440	1,440	1,440	232
Raw material purchase	(ii)	—	—	14,336	2,306
Consultancy expenses	(iii)	—	—	904	145
Interest expenses	14	—	18,761	37,994	6,112

		March 31,
	Note	2013	2014	2014
		RMB	RMB	US$

Current liabilities
Amounts due to related parties	(i),(ii)&14	11,241	21,453	3,452

Note:

(i)         During the years ended March 31, 2012, 2013 and 2014, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, leased a property to the Group under an operating lease. The monthly rental was RMB174 and renewed at a monthly rental of RMB120 (US$19) effective from July 2009. The lease runs for a period of 5.5 years expiring in December 2014 and does not include contingent rentals.

(ii)        During the year ended March 31, 2014, the Company purchased raw materials in the amount of RMB14,336 (US$2,306) from China Bright Group Co. Limited, a subsidiary of GMHL.

(iii)       During the year ended March 31, 2014, the Company incurred a consultancy expenses payable to Golden Meditech (S) Pte Ltd., a subsidiary of GMHL, for an amount of RMB904 (SGD200).

21                                  Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau. The amounts of contributions of RMB9,682, RMB12,158 and RMB14,337 (US$2,306) for the years ended March 31, 2012, 2013 and 2014, respectively, were charged to expense in the consolidated statements of comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The fair value of available-for-sale equity securities is based on quoted market prices on the last trading value as of March 31, 2014. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other receivables/payables, amounts due to related parties, and short-term bank loan) - cost approximates their respective fair values due to their short-term nature.

Convertible notes - the estimated fair value was US$176,640 (RMB1,098,065) based on the level 3 valuation technique as compared to a carrying value of RMB777,753 (US$125,113) as of March 31, 2014. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

23                                  Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and gross accounts receivable due from customers are individually immaterial.

The Group purchases raw materials from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Year ended March 31,
Supplier	2012		2013		2014		2014
	RMB	%	RMB	%	RMB	%	US$	%

Shanghai Qiangzhi Biological Technology Co., Ltd.	3,619	11	11,152	22	7,195	11	1,157	11
Hangzhou Baitong Biological Technology Co., Ltd.	5,490	16	7,783	15	—	—	—	—
Cesca Therapeutics Inc.	—	—	—	—	10,841	17	1,744	17
China Bright Group Co. Limited	—	—	—	—	14,336	23	2,306	23
Beijing Zhu You Ying Kang Technology Development Co., Ltd.	8,340	25	—	—	—	—	—	—
Beijing Probe Biological Technology Co., Ltd.	3,389	10	—	—	—	—	—	—
Total	20,838	62	18,935	37	32,372	51	5,207	51

As of March 31, 2013 and 2014, there is no individual accounts payable due to major suppliers exceeded 10% of outstanding accounts payable balance.

24                                  Commitments and contingencies

(a)                                 Operating lease commitments

For the years ended March 31, 2012, 2013 and 2014, total rental expenses for operating leases were RMB7,205, RMB4,666 and RMB3,735 (US$601), respectively.

During the year ended March 31, 2013, the Group completed the purchase of the previously leased property in the Guangdong province and terminated the previous lease contract (Note 6).

The total future minimum payments under non-cancellable operating leases as of March 31, 2014 are as follows:

	March 31, 2014
	RMB	US$

Fiscal year ending March 31,
2015	1,780	286
2016	156	25
2017	72	12
Total payments	2,008	323

(b)                                 Contractual commitments

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. Commitments as of March 31, 2014 under this agreement amount to RMB2,000 (US$322) (2013: RMB2,000).

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The yearly service fee was RMB2,000 and renewed at a yearly service fee of RMB2,600 (US$418) effective from October 2013. The renewed agreement has a term of twenty years commencing in October 2013.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”). Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The yearly service fee was RMB2,000 and renewed at a yearly service fee of RMB3,200 (US$515) effective from October 2013.

In December 2010, Zhejiang Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center (“ZPBC”) for a term of three years. Pursuant to the agreement, ZPBC provides technical consultancy services and assistances to the Group in return for an annual advisory fee of RMB2,000 (US$322). As of July 31, 2014, the Group is in the process of renewing the agreement.

As of March 31, 2014, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2014
	RMB	US$

Fiscal year ending March 31,
2015	5,800	933
2016	5,800	933
2017	5,800	933
2018	5,800	933
2019	5,800	933
2020 and thereafter	71,567	11,513
Total payments	100,567	16,178