Form 20-F
period 2015-03-31
China Cord Blood Corp
filed 2015-07-31
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On March 31, 2015, the issuer had 80,083,248 shares outstanding.

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

•                  “Cordlife HK” refers to Cordlife (Hong Kong) Limited, a private company and a subsidiary of Cordlife Group Limited. It is principally engaged in cord blood banking services in Hong Kong;

•                  “Cordlife Services” refers to Life Corporation Services (S) Pte. Ltd (formerly named as Cordlife Services (S) Pte. Ltd), a company with limited liability incorporated in Singapore, and a wholly owned subsidiary of CBB;

•                  “Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;

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

•                  “LHFPC” refers to Local Health and Family Planning Commission of the People’s Republic of China;

•                  “Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our non-wholly owned subsidiary incorporated in the PRC with limited liability;

•                  “Magnum Opus” refers to Magnum Opus International Holdings Limited, a British Virgin Islands company and a private vehicle that is controlled by our chairman, Mr. Yuen Kam;

•                  “Magnum Trustee” refers to Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust which is a discretionary trust established under the laws of Hong Kong;

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

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2015. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2015, the noon buying rate was RMB6.1990 to $1.00.

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

•                   fluctuations in general economic and business conditions in China; and

•                   the non-binding proposal letter from Golden Meditech.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Key Information — Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations” sections and elsewhere in this report.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                        KEY INFORMATION

A.                                                          Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2014 and 2015 and for the years ended March 31, 2013, 2014 and 2015, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2011, 2012 and 2013 and for the years ended March 31, 2011 and 2012 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2014 and 2015 and for the years ended March 31, 2013, 2014 and 2015 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2015		2014	2013	2012	2011
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	102,456	635,122	572,857	526,123	380,490	339,532
Gross profit	81,386	504,511	466,632	419,502	293,832	262,156
Operating income (1)	37,909	234,996	231,926	209,314	134,843	123,819
Net income attributable to the Company’s shareholders (1)(2)	17,308	107,292	131,903	112,447	131,980	91,703
Net income per ordinary share, basic	0.22	1.36	1.60	1.49	1.79	1.31
Net income per ordinary share, diluted	0.22	1.36	1.60	1.49	1.79	1.31
Selected operating data:
New subscriber sign-ups (3)	64,736	64,736	64,641	72,228	53,924	56,518
New donations accepted (3)	6,387	6,387	6,700	5,400	4,506	3,001
Total units stored (end of period) (3)(4)	480,971	480,971	409,848	338,507	260,879	202,449
Units deposited by subscribers (end of period) (3)(4)	441,359	441,359	376,623	311,982	239,754	185,830
Units contributed by donors (end of period) (3)	39,612	39,612	33,225	26,525	21,125	16,619

(1)                                 Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2015		2014	2013	2012	2011
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Direct costs	67	416	—	—	—	—
Sales and marketing	746	4,624	—	—	—	—
General and administrative	1,854	11,495	—	—	—	—
Total (a)	2,667	16,535	—	—	—	—

(a)         In December 2014, the Company granted a total of 7,300,000 restricted share units (“RSUs”) to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. The fair value of each RSU is $4.15, which was based on the market price of the Company’s common stock on the date of grant. During the year ended March 31, 2015, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2015.

(2)                                 Includes:

	For the year ended March 31,
	2015		2014	2013	2012	2011
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)	7,635	47,327	58,398	38,543	9,634	33,929

(a)         Jiachenhong’s renewed High and New Technology Enterprise (“HNTE”) certificate was dated October 28, 2011 and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB1.7 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Jiachenhong’s renewed HNTE status. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status is valid retroactively as of January 1, 2014 and will expire on December 31, 2016, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

(b)         Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB13.0 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Nuoya’s HNTE status. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status is valid retroactively as of January 1, 2013 and will expire on December 31, 2015, and Nuoya is subject to a reduced tax rate of 15% during such period.

(c)          During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. During the years ended March 31, 2014 and 2015, we have provided RMB3.9 million and RMB5.2 million ($0.8 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future.

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

	For the year ended March 31,
	2015		2014	2013	2012	2011
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	95,961	594,866	536,015	578,632	353,858	176,585
Net cash used in investing activities	(6,845)	(42,431)	(149,883)	(493,717)	(122,945)	(33,914)
Net cash provided by/(used in) financing activities	—	—	2,336	618,718	(44,664)	193,141

	As of March 31,
	2015		2014	2013	2012	2011
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	393,072	2,436,655	1,882,901	1,494,099	794,311	611,387
Working capital (1)	355,237	2,202,121	1,660,710	1,265,726	700,065	460,261
Total assets	664,539	4,119,486	3,631,022	2,986,276	1,824,150	1,563,598
Deferred revenue	212,863	1,319,539	1,020,353	702,586	412,644	244,987
Ordinary shares	8	50	50	50	50	52
Retained earnings	106,891	662,615	555,323	423,420	310,973	178,993
Total shareholders’ equity	248,065	1,537,758	1,435,042	1,237,132	1,202,734	1,070,781

(1)                                 Working capital is calculated as total current assets minus total current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 31, 2015, the noon buying rate announced by Federal Reserve Statistical Release was RMB6.1990 to $1.00 and on June 30, 2015 the noon buying rate was RMB6.2000 to $1.00.

	Renminbi per U.S. Dollar — Noon Buying Rate
	Period Ended	Average (1)	Low	High
2015
June	6.2000	6.2052	6.1976	6.2086
May	6.1980	6.2035	6.1958	6.2086
April	6.2018	6.2010	6.1927	6.2185
March	6.1990	6.2386	6.1955	6.2741
February	6.2695	6.2518	6.2399	6.2695
January	6.2495	6.2181	6.1870	6.2535
Year ended March 31, 2015	6.1990	6.1952	6.1107	6.2741
Year ended March 31, 2014	6.2164	6.1220	6.0402	6.2273
Year ended March 31, 2013	6.2108	6.2783	6.2105	6.5477
Year ended March 31, 2012	6.2975	6.3790	6.2935	6.5477
Year ended March 31, 2011	6.5483	6.7069	6.5483	6.8323

Source: Federal Reserve Bank

(1)                                 Annual averages are calculated from month-end rates. Monthly period averages are calculated using the average of the daily rates during the relevant period.

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2013, 2014 and 2015 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•                   The NHFPC has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the LHFPCs actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the NHFPC or the relevant LHFPC takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

•                   Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we own a 24.0% effective interest. Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang adopt similar commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

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

•                   In response to the development of medical reform of China, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which could undermine cord blood bank operator profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its main business by imposing certain restrictive conditions on subscription services. If any of such circumstances occur, our business and financial conditions may be adversely affected.

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

•                   The NHFPC or the relevant LHFPC may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations will be materially adversely affected.

•                   The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government regarding the aforementioned healthcare reform, including but not limited to the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to the pricing standards established by the relevant commodity price departments of PRC. Moreover, on October 8, 2012, the State Council published a notice on the “Twelfth Five-Year Plan” of Health Care Development which suggests strengthening the safety and security of the blood stations, and improving the standards of the blood station laboratories, and on December 3, 2012, the MOH published three industrial standards including “Requirements for Blood Storage” which may be related to our cord blood banking service management. Notwithstanding, there is lacking of a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates. If the government controlled pricing or price guidance set by the relevant department of PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially adversely affected.

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

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, the MOH will not issue more than three additional licenses by 2015. The NHFPC has not made any public announcement regarding the regions in which licenses will be granted. We have not filed any application in regions where we believe cord blood banking licenses may be issued in the near future. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations into these regions. Expansion through strategic acquisitions is subject to a number of risks:

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

We compete with other market players for substantially the same licenses. Increased competition may result in an increase in the average cost per license. There is no assurance that we will be able to obtain new licenses through the application process. If we are unable to successfully obtain the new licenses to be awarded, we may not be able to maintain our market position within the China cord blood banking industry. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

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

•                   Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, experimenting on electronic and mobile platform to accommodate new consumer behavior, technological improvement projects, the recruitment of new employees, the upgrading of our managerial, operational and financial systems, procedures and controls, and the training and management of our growing employee base.

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

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2015, we have collaborative relationships with 336 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                   For the year ended March 31, 2015, the top ten of these hospitals handled the collection procedures for approximately 18.0% of our new subscribers, and the top hospital accounting for 3.0% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

Our relatively limited operating history may not serve as an adequate basis to predict our future prospects and results of operations.

We have a relatively limited operating history. Although Nuoya obtained the license for its cord blood bank in June 2006, Nuoya was acquired by us in May 2007. Furthermore, we established the 90% owned subsidiary Lukou and acquired the right to operate the cord blood bank in the Zhejiang province during the year ended March 31, 2011. As such, we have a relatively limited operating history upon which the viability and sustainability of our business may be evaluated. For example, due to the uncertainties associated with government policies in relation to granting cord blood banking licenses in China, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million in the year ended March 31, 2006. We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new healthcare service in China. Some of these risks and uncertainties relate to our ability to:

•                   ensure that there will only be one license in each of Beijing, Guangdong, Zhejiang and Shandong;

•                   maintain relationships with an extensive network of collaborating hospitals;

•                   reduce our dependence on a small geographical area and diversify our market and subscriber base;

•                   respond to changes in China regulatory environment;

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

In the opinion of our PRC counsel, JunZeJun Law Offices, consent of this nature is enforceable under PRC law. In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units abandoned by our former subscribers are already used by patients in need of transplants and are no longer available to our former subscribers or their family members who are in need of transplants, we may be required to pay them substantial monetary damages.

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

Currently, we maintain insurance coverage of RMB50.0 million ($8.1 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB213.5 million ($34.4 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($32,263) per person and RMB10.0 million ($1.6 million) in the aggregate.

While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

•                   Cord blood banking is an emerging business in China. We could have underestimated our insurance needs and may not have sufficient insurance to cover losses above and beyond the limits on our policies. In particular, our subscription contract limits our liability to an amount equal to twice the fees paid by the subscriber, and our insurance policies are procured with reference to this clause. If the enforceability of this clause is successfully challenged by a subscriber, any judgment against us may exceed the policy limit of our liability insurance.

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

If PRC regulators order operators of the licensed cord blood banks in China to cease their fee-based commercial cord blood banking operations, our results of operations and liquidity would be materially adversely affected.

Under the Measures for the Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006:

•                   for-profit cord blood banks and other for-profit special purpose blood stations are not approved;

•                   neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit;

•                   the purchase and sale of cord blood units donated by the public is prohibited; and

•                   cord blood banks are prohibited from collecting or providing cord blood without a duly obtained Blood Station Operation License issued by the provincial-level DOH.

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In June 2007, June 2010 and April 2013, the DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In May 2009, May 2012 and May 2015, the DOH in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010. In September 2013, the DOH in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

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

Although the above facts indicate that the NHFPC and the LHFPCs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the NHFPC and the LHFPCs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. We cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the competent health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occur, our business and financial condition will be materially adversely affected. Similarly, if the NHFPC or the relevant LHFPC order the operator of Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially adversely affect our investment.

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or the “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was amended on December 24, 2011, which then became effective on January 30, 2012. On March 10, 2015, the NDRC and the MOC revised the Catalogue, which became effective on April 10, 2015. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011 and 2015, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Catalogue revised in 2015.

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011 and 2015. We have also communicated and consulted with the MOH and the relevant DOHs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011 and 2015. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011 and 2015 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2013, May 2015 and September 2013, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011 and 2015 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011 and 2015 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011 and 2015 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2015. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2015. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2016. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2018. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2016. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong and Lukou are unable to extend their respective operating periods, these respective operating period will not cover the period of the contracts entered into after September 2005 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2015 has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

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

The terms of our convertible debt financings include provisions that may limit our flexibility or require us to repay or refinance such debt, which may not be practicable depending upon the circumstances.

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange (“NYSE”) or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. Similarly, so long as the investment value maintained by KKRCHL exceeds $20 million (calculated with reference to the notes and any ordinary shares issued upon conversion thereof), KKRCHL will be entitled to designate one of the members of our Board of Directors, have access to certain of our confidential information and be entitled to a right of first refusal regarding future financings by us. In addition, so long as such investment value is maintained by KKRCHL, we will not, without the affirmative consent of KKRCHL:

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

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech, which resold such notes to Magnum Opus and Cordlife Singapore in November 2014. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the NYSE or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. In addition, we will not, without the affirmative consent of such holders:

•                   change the scope of the principal business of the Company; or enter into any business other than such principal business that will adversely affect the Company’s ability to carry out its obligations under the notes;

•                   except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the notes or the rights of the holders under the notes;

•                   dissolve, liquidate, reorganize or restructure or undertake a recapitalization or similar transaction;

•                   merge, amalgamate or consolidate with any other entity; or

•                   commence any case, proceeding or other action (1) under any bankruptcy, insolvency or similar law seeking to have an order of relief entered with respect to it or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or (2) seeking appointment of a receiver, trustee, custodian or other similar official for it or all or any substantial part of its property; make a general assignment for the benefit of its creditors; or admit in writing its inability to pay its debts when they become due.

Compliance with these provisions may limit our flexibility in running our business as in previous years and could result in the loss of opportunities for future growth.

In May 2015, we were informed that, in connection with a proposed go-private transaction, Golden Meditech had entered into agreements to purchase all outstanding convertible notes previously issued by the Company from the current holders thereof, subject to certain closing conditions.

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

In December 2013, CBB acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, CBB’s principal activities changed to the provision of funeral and related services. During the year ended March 31, 2015, we acquired certain Cordlife Singapore shares in the open market. As of March 31, 2015, we owned a total of 8,122,222 (after CBB share consolidation) and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking. There are also significant risks associated with CBB’s newly acquired business as it may not have the necessary experience to operate the funeral and related services business. We may thus be unable to realize satisfactory return on our investments in Cordlife Singapore and CBB.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been reported.

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

As of March 31, 2015, we owned a 11.4% equity interest in CBB and a 9.8% equity interest in Cordlife Singapore. Due to an increase in the market value of the ordinary shares of Cordlife Singapore, the total unrealized holding gain recognized in accumulated other comprehensive income as of March 31, 2015 amounted to RMB95.8 million ($15.4 million). Should the value of shares in CBB or Cordlife Singapore experience a significant decline and we determine that the impairment is other-than-temporary, a further write-down of investment will have to be recognized in our consolidated statements of comprehensive income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB58.2 million ($9.4 million) as of March 31, 2015. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2013, 2014 and 2015. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

•                   requiring a special resolution, namely the affirmative vote of not less than two-thirds (66 and 2/3%) of the votes cast by the shareholders in the meeting convened to approve the removal of a director;

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

As of March 31, 2015, Golden Meditech owned 38.3% of CCBC’s outstanding shares, excluding shares owned by us. CCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

As our success depends on several key management personnel, our business may be adversely affected if we fail to retain them.

Our success is highly dependent on the retention of the principal members of our management, scientific and sales personnel. In particular, Mr. Yuen Kam, our chairman, and Ms. Ting Zheng, our chief executive officer, and the rest of our senior management team, are critical to our ability to execute our overall business strategy. In addition, several other employees with scientific or other skills are important to the successful development of our business. If any of our key employees joins a competitor or forms a competing company, we may lose some competitive advantages, and our operating results may be adversely affected. As qualified personnel are difficult to attract and retain, we have entered into service contracts with key senior executive officers. Each contract will be automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. Although these contracts contain non-competition clauses, the restrictions imposed by the clauses may not be adequate to prohibit these key management personnel from competing against us after their departure.

If there are any adverse public health developments in China, our business and operations may be severely disrupted.

Any prolonged occurrence of avian flu, severe acute respiratory syndrome, or “SARS”, or other adverse public health developments in China or other regions where we have an operation or presence may have a material adverse effect on our business operations. These could include the ability of our personnel to travel or to promote our services within China or at other regions where we have an operation or presence, loss of marketing channels as hospitals prohibit our sales and marketing personnel from entering and approaching expectant parents within hospital premises, as well as temporary closure of our facilities. In particular, there have been reports of occurrences of avian flu in various parts of China in the past, including confirmed human cases. In response, the PRC government has authorized local governments to impose quarantine and other restrictions on movements of people and goods in the event of an epidemic. Any closures or travel or other operational restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.

The global market and economic conditions during the years 2008 through 2010 were unprecedented and challenging, with recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook negatively affected businesses and consumer confidence and contributed to volatility of unprecedented levels.

Government responses to these events included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies initially showed signs of stabilizing, recent turmoil in China’s capital market and economic developments in Greece, China, other countries of Asia and Euro-zones cast doubt on the pace of global economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

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

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2015, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”. In addition, CCBC may need to accommodate the loss to KKRCHL (and, hence, we may be adversely affected) if CCBC is determined to be a PFIC.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the SEC is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC.

In February 2014, the initial decision was appealed. While under appeal and in February 2015, four of these PRC based accounting firms (the “Chinese member firms of “Big Four” accounting firms”) reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to or in the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

If we grant additional RSUs in the future, our net income could be adversely affected.

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. As of March 31, 2015, 7,300,000 RSUs had been granted under the Incentive Plan. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

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

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with the PRC State Administration of Foreign Exchange, or “SAFE” or its authorized local branches. Further, any capital contribution by an offshore shareholder to its PRC subsidiaries should be approved by the MOC in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-dominated capital of a FIE shall be managed under the Accounts for FX settlement and pending payment. The expenditure scope of such Account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits, repayment of the Renminbi loans after completed utilization and so forth. A FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign currency-dominated capital for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations, (ii) disbursing Renminbi entrusted loans (unless permitted under its business scope), repaying inter-corporate borrowings (including third-party advance) and repaying Renminbi bank loans already refinanced to any third party. Where a FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such a FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Accounts for FX settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid Account according to the actual amount of investment. In addition, according to the Regulations of the People’s Republic of China on Foreign Exchange Administration, which became effective on August 5, 2008, the use of foreign exchange or Renminbi conversion may not be changed without authorization. In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with Circular 19 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2015, we had cash denominated in U.S. dollars of approximately $28.2 million.

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

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75”, on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007.

In July 2014, SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or “Circular 37”, which superseded Notice 75. According to Circular 37, PRC residents (including PRC institutions and individuals) shall, among other things, (i) register with the local SAFE branch regarding offshore enterprises they, for purpose of financing or/and investment, directly established or indirectly control using assets and interests in onshore enterprises or offshore assets or interests they legally possess (“Special Purpose Vehicle”); (ii) PRC residents shall also amend registration regarding changes in the Special Purpose Vehicle, including the basic information of the Special Purpose Vehicle, and material changes such as the increase of capital contribution by PRC individuals, decrease of capital contribution, equity transfer or exchange, merger or division; (iii) amend registration or deregister where, as a result of equity transfer, bankruptcy, dissolution, liquidation, expiration of business term, change of personal identity and etc., PRC individuals no longer possess rights and interests in the Special Purpose Vehicles, or where filings are no longer required.

Under Circular 37, failure to comply with the registration requirements will result in administrative penalties under Regulations on the Foreign Exchange System of PRC. We have notified and urged our PRC shareholders to make necessary registrations as required under Circular 37, however, since Circular 37 is newly issued, it is unclear how it will be interpreted and implemented by the local branches of SAFE. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all registrations required. In addition, under Circular 37; registrations are prerequisites for conducting subsequent businesses. Therefore, the inflow and outflow of funds and the settlement of foreign exchange will be limited should any PRC shareholder fail to make such registration.

On November 19, 2012, the SAFE issued the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the “Notice 59”. The Operating Rules for Foreign Issues with Regard to Direct Investment under Capital Account, or the “Operating Instruction”, an appendix to Notice 59, provides in detail the procedures, required documents and review standard of foreign exchange registration and reverse investment by domestic residents through offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area, where one of the primary domestic enterprises is located, to comprehensively register with. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan.

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

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78”. Circular 78 has then been superseded by the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or “Circular 7”, which became effective from February 15, 2012. Under Circular 7, domestic individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle regarding issues and entrust an overseas institution to process the exercise of options, purchase and sale of corresponding stocks or equity, and transfer of proceeds. The domestic agency shall go through the foreign exchange registration procedures with the local office of the SAFE at the place where it is located for all individuals participating in the equity incentive plans and shall submit certain forms to the local office of the SAFE periodically to report and declare such plans. Moreover, any substantial or material change and termination or expiration of the equity incentive plans shall be reported to the local office of the SAFE by the domestic agency within time limitation. In respect of all the proceeds obtained by such employees from the overseas listed company through the equity incentive plans, the domestic agency may convert such proceeds into RMB for all the individuals with the bank and then transfer the proceeds obtained from such conversion to the respective domestic RMB accounts of the domestic individuals.

CCBC initiated an Incentive Plan, the participants of which include PRC employees. To implement the Incentive Plan, CCBC established The Magnum Opus International Trust (the “Trust”); and according to the Incentive Plan, the trustee, Magnum Trustee, subscribed the shares. The participants of the Incentive Plan as a class, including PRC employees, are the future beneficiaries of the Trust, and upon the satisfaction of certain conditions, are entitled to the income of the Trust. The Trustee has full discretion and powers in managing and disposing of the shares. As described, the form and structure of the Incentive Plan is not the same with the equity incentive plans under Circular 7, therefore we did not go through the procedures required by Circular 7. However, we cannot assure you that the arrangement of the Incentive Plan will not be identified by relevant authorities as an equity incentive plan under Circular 7, and thus that the procedures required by Circular 7 are applicable. Under such circumstance, we will incur costs to fulfill the procedural requirements, and may also be subject to regulatory measures and administrative sanctions, including, but not limited to fines, imposed by SAFE and its local branches.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

Prior to January 1, 2008, the basic enterprise income tax rate for foreign invested enterprises in the PRC was 33.0%, while the PRC government provided various incentives, including reduced tax rates, to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone. Jiachenhong is registered and operating in a national level economic and technological development zone, and was entitled to a preferential enterprise income tax rate of 15.0%. In addition, Jiachenhong qualified for a tax holiday during which it was entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. In connection therewith, Jiachenhong was fully exempt from income tax in each of the years ended December 31, 2004 and 2005 and had been subject to enterprise income tax at a reduced rate of 7.5% since the year ended December 31, 2006. The tax holiday expired on December 31, 2008.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as HNTE enjoying special support from the government. Additionally, a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election. Following the effectiveness of the new tax law, the effective tax rate of Jiachenhong had increased but subject to the eligibility for preferential treatment.

On August 31, 2007, the Ministry of Finance (the “MOF”) and the State Administration of Taxation (the “SAT”) promulgated the Notice Regarding the Issue on Application of Tax Laws by Enterprises, which was then abolished on February 21, 2011. In accordance with such notice, starting from January 1, 2008, enterprises established and registered during the period from March 17, 2007 to December 31, 2007 are required to pay enterprise income taxes at a rate of 25%. Since Nuoya was restructured as a foreign invested enterprise on August 17, 2007, a date that falls within the period from March 17, 2007 to December 31, 2007, Nuoya was deemed as established during that period and was required to pay enterprise income tax at a rate of 25% starting from January 1, 2008. Prior to January 1, 2008, Nuoya was subject to enterprise income tax at the standard rate of 33%.

On April 14, 2008, the Ministry of Science and Technology, the MOF and the SAT jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination”, and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State). Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered for one year or longer within China (excluding Hong Kong, Macao and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis. On July 8, 2008, the Ministry of Science and Technology, the MOF and the SAT further issued the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”). Based on the Guidelines, the qualification for the enterprises which were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws shall remain valid if the validity period of their qualification has not expired, but such enterprises could not continue to enjoy the corresponding preferential tax treatment unless they could be redetermined as high-tech enterprises. Additionally, for high-tech enterprises which were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, the abovementioned stipulations of Circular 39 shall continue to apply.

Jiachenhong was granted the HNTE certificate on December 24, 2008 and such status was valid retroactively as of January 1, 2008 and expired on December 31, 2010. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status is valid retroactively as of January 1, 2014 and will expire on December 31, 2016, and Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status is valid retroactively as of January 1, 2013 and will expire on December 31, 2015, and Nuoya is subject to a reduced tax rate of 15% during such period. Lukou has not yet applied as an HNTE. We cannot assure you that Jiachenhong and Nuoya will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration, or if Lukou applies for an HNTE certificate that it will be granted. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong and Nuoya will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong and Nuoya will be able to continue to enjoy our current preferential tax treatments and we cannot assure you that Lukou will be granted with preferential tax treatment.

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

Moreover, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

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

Risks to our Shareholders

There can be no assurance that any agreement will be executed with respect to the proposal made by Golden Meditech, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.

On April 27, 2015, our Board of Directors had received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”). According to the proposal letter, the proposed transaction is intended to be financed with a combination of available cash resources of Golden Meditech and debt and equity capital. In connection with the proposed transaction, Golden Meditech has entered into agreements to acquire all of the 7% senior convertible notes of the Company, subject to certain conditions.

On April 27, 2015, our Board of Directors had formed a special committee of independent directors to evaluate and consider the GM Proposal and certain other potential transactions involving the Company. Since being formed, the special committee has engaged legal and financial advisors. The special committee’s process is ongoing and the special committee intends to continue with its work, including evaluating the GM Proposal as well as other proposals which the Company may receive, for as long as the special committee, in consultation with its advisors, deems necessary. No decisions have been made by the special committee with respect to the Company’s response to the GM Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

The public announcement of the GM Proposal affected the Company’s stock price. There can be no assurance that any definitive agreement will be executed with respect to the GM Proposal or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares, or changes in the proposal, as well as the commencement of the litigation regarding the GM Proposal as described in “Information on the Company — Business Overview — Legal Proceedings” herein, would likely have an effect on the market price of our ordinary shares.

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

On April 27, 2012, we issued $65 million in aggregate principal amount of convertible notes to KKRCHL with a conversion price of $2.838 per share. KKRCHL has the right to convert the convertible notes into our ordinary shares at any time within five years subsequent to the issuance date. In the event the holders of such convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 22.2% of our enlarged outstanding share capital, excluding shares owned by us.

On October 3, 2012, we issued $50 million in aggregate principal amount of convertible notes to Golden Meditech with a conversion price of $2.838 per share. On November 10, 2014, Golden Meditech sold one half of such notes to Magnum Opus and one half to Cordlife Singapore for a total consideration of approximately $88.1 million. Each of Magnum Opus and Cordlife Singapore currently own $25 million in aggregate principal amount of such notes. Magnum Opus and Cordlife Singapore have the right to convert the convertible notes into our ordinary shares at any time within five years subsequent to the original issuance date. In the event the holders of such $25 million convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 9.9% of our enlarged outstanding share capital, excluding shares owned by us.

In May 2015, we were informed that, in connection with its proposed go-private transaction, Golden Meditech had entered into agreements to purchase all outstanding convertible notes previously issued by the Company from the current holders thereof, subject to certain closing conditions.

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

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In this regard, we must maintain financial and disclosure control procedures and corporate governance practices that enable us to comply, on a standalone basis, with the Sarbanes-Oxley Act of 2002 and related SEC rules. Failure to maintain the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We intend to continue to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends to holders of our ordinary shares in the past. Future dividends, if any, will be at the discretion of our Board of Directors, subject to obtaining all relevant approvals, and will depend upon our results of operations, our cash flows, our financial condition, the payment of cash dividends from our subsidiaries to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to “Information on the Company — Business Overview — Regulation — Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

In addition, due to the failure of the Measures for Administration of Blood Stations to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

We incurred additional costs as a result of being a public company in the United States, which affected our profits.

We are subject to the reporting obligations of the SEC, which many consider to be more stringent, rigorous and expensive than operating a privately held company. In particular:

•                   We incur costs in order to comply with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, or “FINRA”.

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

If we become directly subject to the scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2013 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2015, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 11.4% interest in CBB, a provider of funeral and related services, and an indirect 9.8% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

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

On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 2010. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 19, 2009, CCBC was listed on the NYSE with a ticker symbol “CO”.

In May 2010, we invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province.

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, we paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring of Cordlife, we hold 24,366,666 shares in CBB; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2015, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively.

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

Events of default under the notes include:

•                   the suspension from trading or failure of our ordinary shares to be listed on the NYSE or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem;

•                   failure to deliver ordinary shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•                   failure to pay to the holder any amount of principal or interest when and as due for a period of at least fifteen days;

•                   continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7 million of us or any subsidiary (other than with respect to the notes);

•                   certain events of bankruptcy involving us or any subsidiary;

•                   breaches of any covenant or other term or condition of the note in any material respect, for thirty days following us having become aware of its occurrence;

•                   an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•                   a final judgment or judgments for the payment of money aggregating in excess of $10 million are rendered against us or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

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

In September 2012, we entered into a convertible note purchase agreement regarding the proposed issuance and sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes shall be convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The transactions were completed on October 3, 2012 and the notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. On November 10, 2014, Golden Meditech sold one half of such notes to Magnum Opus and one half to Cordlife Singapore for a total consideration of approximately $88.1 million. Each of Magnum Opus and Cordlife Singapore currently own $25 million in aggregate principal amount of such notes. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum.

Events of default under the notes include:

•                   the suspension from trading or failure of our ordinary shares to be listed on the NYSE or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem;

•                   failure to deliver ordinary shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•                   failure to pay to the holder any amount of principal or interest when and as due for a period of at least fifteen days;

•                   continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7 million of us or any subsidiary (other than with respect to the notes);

•                   certain events of bankruptcy involving us or any subsidiary;

•                   breaches of any covenant or other term or condition of the note in any material respect, for thirty days following us having become aware of its occurrence;

•                   an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•                   a final judgment or judgments for the payment of money aggregating in excess of $10 million are rendered against us or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

Additional payments on the notes will be made in the event we pay any cash dividends in excess of the interest payable on the notes on an as converted basis for any financial year.

The notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby. In addition, CCBC will not, without the affirmative consent of such holders:

•                   change the scope of the principal business of the Company; or enter into any business other than such principal business that will adversely affect the Company’s ability to carry out its obligations under the notes;

•                   except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the notes or the rights of the holders under the notes;

•                   dissolve, liquidate, reorganize or restructure or undertake a recapitalization or similar transaction;

•                   merge, amalgamate or consolidate with any other entity; or

•                   commence any case, proceeding or other action (1) under any bankruptcy, insolvency or similar law seeking to have an order of relief entered with respect to it or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or (2) seeking appointment of a receiver, trustee, custodian or other similar official for it or all or any substantial part of its property; make a general assignment for the benefit of its creditors; or admit in writing its inability to pay its debts when they become due.

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

Recent Developments

On April 27, 2015, our Board of Directors had received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction. According to the proposal letter, the proposed transaction is intended to be financed with a combination of available cash resources of Golden Meditech and debt and equity capital.

According to the Schedule 13D/A filed with the SEC by Golden Meditech and its certain affiliates, in order to fund the proposed transaction, Golden Meditech proposed to conduct a conditional open offer on a fully-underwritten basis (the “Open Offer”), on the basis of one new ordinary share of Golden Meditech for every two existing ordinary shares of Golden Meditech to eligible shareholders of Golden Meditech with excess application at a proposed subscription price of approximately HK$1.40 per one new share of Golden Meditech. On April 27, 2015, Golden Meditech and Bio Garden, Inc. (“Bio Garden”) entered into a term sheet (the “Term Sheet”) relating to the Open Offer. Pursuant to the Term Sheet, subject to Bio Garden having obtained, on or before May 31, 2015, a credit facility from a financial institution in Hong Kong for the purposes of fully underwriting all of the new shares of Golden Meditech to be issued under the Open Offer. On May 29, 2015, Golden Meditech entered into a supplemental agreement to the Term Sheet to further extend the entry into legally binding underwriting agreement on or before July 15, 2015. On July 10, 2015, Golden Meditech and Bio Garden entered into a second supplemental agreement pursuant to which the parties agreed to amend the subscription price to HK$1.00 per one new share of Golden Meditech. Bio Garden is a company incorporated in the British Virgin Islands and Mr. Yuen Kam is the founder of certain discretionary trusts which own the entire issued share capital of Bio Garden.

On April 27, 2015, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, was formed to consider the GM Proposal and certain other potential transactions involving the Company. The special committee has been in discussions with Golden Meditech regarding the proposed transaction and such discussions are continuing.

On May 4, 2015, the Company had been informed that Golden Meditech had entered into an agreement to purchase an aggregate principal amount of $65 million of the Company’s outstanding 7% senior convertible notes due 2017 held by KKRCHL for an aggregate purchase consideration which is currently estimated to be approximately $159.9 million plus interest accrued on the convertible notes from April 27, 2015 to the date when the purchase of the convertible notes is completed. The purchase consideration is subject to (i) applicable distributions on the ordinary shares made by the Company, if any, and (ii) any possible changes to the currently offered per ordinary share purchase price at $6.40 as reflected in the GM Proposal, in each case in accordance with the terms of the purchase agreement. The completion of the purchase of the convertible notes is subject to certain closing conditions, including the approval of Golden Meditech’s shareholders with respect to such purchase of the convertible notes.

On May 8, 2015, the Company had been informed that Golden Meditech had entered into an agreement to purchase an aggregate principal amount of $25 million of the Company’s outstanding 7% senior convertible notes due 2017 held by Cordlife Singapore and the ordinary shares of the Company owned by Cordlife Singapore (the “CGL Sale Shares”) and that Golden Meditech had also entered into an agreement to purchase a further aggregate principal amount of $25 million of the Company’s outstanding 7% senior convertible notes due 2017 held by Magnum Opus. The aggregate purchase price for the CGL Sale Shares and the convertible notes held by Cordlife Singapore and Magnum Opus is currently estimated to be approximately $169.8 million plus interest accrued on the convertible notes from October 3, 2014 to the date when the purchase is completed. The purchase price is subject to (i) applicable distributions on the ordinary shares made by the Company, if any, and (ii) any possible changes to the currently offered per ordinary share purchase price at $6.40 as reflected in the GM Proposal, in each case in accordance with the terms of the related purchase agreements. The completion of the purchase of the convertible notes held by Cordlife Singapore and the CGL Sale Shares is subject to certain closing conditions, including Golden Meditech shareholders’ approval and Cordlife Singapore shareholders’ approval. The completion of the purchase of the convertible notes held by Magnum Opus is also subject to closing conditions, including Golden Meditech shareholders’ approval.

On June 2, 2015, the special committee has appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative. As of the date of this report, the special committee is still considering and evaluating the proposal by Golden Meditech, but it has not made any decision regarding the GM Proposal. See “Key Information — Risk Factors — Risks to Our Shareholders — There can be no assurance that any agreement will be executed with respect to the proposal made by Golden Meditech, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.”

On July 27, 2015, Golden Meditech and Bio Garden entered into a legally binding underwriting agreement pursuant to which Golden Meditech proposed to raise not less than approximately HK$986 million and not more than approximately HK$1,162 million by way of the Open Offer on the basis of one offer share for every two existing ordinary shares of Golden Meditech at the subscription price of HK$1.00 per offer share. The completion of the Open Offer is conditional upon all relevant requirements and conditions are fulfilled. Proceeds from the Open Offer will be used for acquiring the Company’s outstanding convertible notes and CGL Sale Shares.

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

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.8 million in 2013, accounting for approximately 46% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2014. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2014, the nation has a newborn population of approximately 16.4 million in 2013; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 4% and 3% in 2011, 2012 and 2013 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 9.8% equity interest (as of March 31, 2015) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India and the Philippines. Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 610-person sales team has direct access to expectant parents through collaboration with 336 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 441,359 in March 2015.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2015, storage revenue represented 32.1% of our total revenues.

We recorded revenues and net income of RMB635.1 million ($102.5 million) and RMB107.8 million ($17.4 million), respectively, during our fiscal year ended March 31, 2015.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 441,359 in March 2015. The PRC government may issue cord blood banking licenses in up to three additional regions by 2015. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future. Our leadership and track record also make us an attractive strategic partner for license holders and applicants and position us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 336 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 610-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve.

Well-Developed and Effective Marketing Program.  Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. To increase penetration in our existing markets, we have developed a comprehensive marketing program that aims to increase cord blood banking penetration in the markets we operate by educating expectant parents on the benefits of cord blood, including the following:

•                   We undertake various joint marketing efforts with our collaborating hospitals such as educational sessions at pre-natal classes, one-on-one discussions with expectant parents, and the assignment of designated staff members to answer questions from expectant parents. To ensure quality services we require these staff members to complete a training program before approaching prospective subscribers.

•                   We maintain cooperative relationships with several government agencies to educate the public concerning cord blood banking.

•                   We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, including billboards and newsletters that offer detailed information on the importance of cord blood and hematopoietic stem cell therapy.

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing, Guangdong and Zhejiang are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. In addition, the cord blood bank operated by our Beijing subsidiary has been granted the AABB Accreditation with regard to cord blood processing and storage services. With our existing infrastructure in Beijing, Guangdong and Zhejiang, we believe we have the ability to meet increasing market demand.

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

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 336 hospitals and 441,359 subscribers as of March 31, 2015. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

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

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We are a significant shareholder with a 9.8% equity interest in Cordlife Singapore (as of March 31, 2015) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries with approximately 45,000, 67,000, 24.6 million, 4.3 million and 2.6 million annual births, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with Cordlife Singapore to gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

Our Revenue Model

The payment for our services consists of processing fees payable at the time of subscription or in certain circumstances by installments, depending on the payment option elected by subscribers, and 18 years of storage fees payable by our subscribers by a lump sum payment at the time of subscription or on an annual basis for as long as the contracts remain effective. For further information of our various payment options, please refer to “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers”. Our payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenue from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our direct costs (cost of revenues) consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2013, 2014 and 2015, depreciation expenses, our most significant fixed cost, accounted for 16.3%, 17.1% and 22.1%, respectively, of our direct costs. Technical consulting fee accounted for 5.6%, 6.3% and 6.0%, respectively, of our direct costs, and amortization expenses accounted for 4.3%, 4.4% and 3.5%, respectively, of our direct costs.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for expectant parents as a precautionary healthcare measure for the benefit of their children and other family members. Our subscription services accounted for 99.6%, 99.5% and 99.5% of our revenues for the years ended March 31, 2013, 2014 and 2015, respectively.

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

Starting from January 1, 2014, the annual storage fee payable by subscribers in Beijing who elected payment option (1) or (3) prior to May 1, 2013 increased by RMB35 or to approximately RMB535.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.4%, 0.5% and 0.5% of our revenues for the years ended March 31, 2013, 2014 and 2015 respectively.

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

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. We also entered into a memorandum of understanding regarding the collaboration with Cordlife Singapore in which Cordlife Singapore, on behalf of its patients who are in need of cord blood stem cell therapy, can facilitate the process by providing relevant information to us, who will then perform searches for possible matching units among its donated cord blood samples in the PRC. For patients who reside in the PRC, we may seek Cordlife Singapore’s assistance or contacts to source possible cord blood unit matches in the relevant public cord blood registries in the regions where Cordlife Singapore operates, which include Hong Kong, Singapore, India, Indonesia and the Philippines. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia and also works with other cord blood banks to promote the usage of donated cord blood units.

We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant. For the years ended March 31, 2013, 2014 and 2015, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 93, 127 and 113, respectively. In addition, during the years ended March 31, 2013, 2014 and 2015, there were 75, 87 and 127 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2015	2014	2013
New subscriber sign-ups	64,757	64,659	72,240
Subscriber units used in medical treatments	21	18	12
New subscriber sign-ups (net)	64,736	64,641	72,228

New donations accepted	6,627	6,914	5,568
Donated units used in matching services	240	214	168
New donations accepted (net)	6,387	6,700	5,400

Total	71,123	71,341	77,628

	As of March 31,
	2015	2014	2013
Units deposited by subscribers (2)	441,359	376,623	311,982
Units contributed by donors (1)	39,612	33,225	26,525
Total (1)(2)	480,971	409,848	338,507

(1)                                 Excludes the matching units used during the relevant periods.

(2)                                 As of March 31, 2013, 2014 and 2015, includes 9,397, 13,442 and 22,992 subscribers respectively, who had been delinquent for over 24 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year.

Units
Donated units used during the year ended March 31, 2013	168
Donated units used during the year ended March 31, 2014	214
Donated units used during the year ended March 31, 2015	240

Units
Accumulated number of matches as of March 31, 2013	815
Accumulated number of matches as of March 31, 2014	1,029
Accumulated number of matches as of March 31, 2015	1,269

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

•                   Processing.  Cord blood undergoes processing and separation procedures which ultimately extract the hematopoietic stem cells for subsequent storage. At this stage, cell counts are conducted twice to calculate the cell recovery rate and the amount of nucleated cell, so as to ensure the quality requirements are met.

•                   Testing.  We conduct several tests on the cord blood unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of hematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.

•                   Storage.  After processing and testing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the hematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of hematopoietic stem cells at our cord blood bank is documented and closely monitored to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As of March 31, 2015, our total sales force (including after sales support) consists of 610 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 336 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2015.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                   Activities targeting prospective parents.  We maintain our hospital networks which consist of 336 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutional or hospitals to organize pre-natal classes and other events for expectant parents.

•                   Education of the medical community.  To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

•                   Advertising efforts.  Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits through distributing such information via government agencies whenever possible. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences concerning the medical application of cord blood technology.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. Materials and supplies used in our cord blood banking business are mainly from United States and China. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. But certain materials or supplies may only be sourced from few suppliers in the United States and China. To date, we have not encountered any material shortage or significant price fluctuation that had a material adverse effect on our business.

To the extent possible, it is our policy to maintain more than one vendor for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2015			2014		2013
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
China Bright Group Co. Limited (1)	2,530	15,683	25	14,336	23	—	—
Hangzhou Baitong Biological Technology Co., Ltd.	1,065	6,600	10	—	—	7,783	15
Shanghai Qiangzhi Biological Technology Co., Ltd.	—	—	—	7,195	11	11,152	22
Cesca Therapeutics Inc.	—	—	—	10,841	17	—	—
Total	3,595	22,283	35	32,372	51	18,935	37

(1)                                 An affiliate of Golden Meditech

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2015, one hospital in Beijing accounted for approximately 3.0% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2015, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2019.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Acquired in January 2013 for a consideration of RMB87.3 million. The Company is awaiting the ownership certificate.	5,562
Total			31,690

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, monitor testing processes and results for every cord blood unit that come through, keep real-time record of storage movement in cord blood banks, handle billing matters and track customer hotline interactions.

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

We maintain a comprehensive quality assurance program to ensure that we are in compliance with applicable quality standards. To illustrate, our collaborating hospitals collect the cord blood from the newborns of our subscribers with a collection kit containing the necessary tools and instruments that we prepare and provide to the hospitals in advance. We also take charge of the transportation of the cord blood from the hospitals to our facilities to ensure the quality of the cord blood. When the cord blood arrives at our facilities, we begin processing and testing, including physical examination, whole blood cell and flow-cytometry counting, cultivation tests and microbe tests such as HIV, bacterial and virus tests. The testing results are verified by our officer in charge. Qualified cord blood units will then undergo a computer-controlled preparatory freezing process through which the cord blood units will be lowered to -90°C prior to cryopreservation. Throughout the process, our staff will monitor and verify that all information in relation to every cord blood unit is properly and accurately documented.

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

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. The operators of the other three licensed cord blood banks are Zhongyuan Union Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. The NHFPC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

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

Employees

As of March 31, 2013, 2014 and 2015, we had 890, 944 and 1,039 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2015:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	200	290	120
Laboratory function	71	95	40
Management and administration	91	81	51
Total	362	466	211

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($8.1 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB213.5 million ($34.4 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($32,263) per person and RMB10.0 million ($1.6 million) in the aggregate.

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

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2015, we incurred approximately RMB9.9 million ($1.6 million) research and development expense, derived from internal research and development effort.

In January 2015, we and Cord Blood Registry (“CBR”) in the U.S. entered into a memorandum of understanding regarding a strategic collaboration in which we and CBR will share data on cord blood collection, processing and storage to advance international standards, and will also work together under the memorandum, to develop a family disease registry for our clients in China and jointly support newborn stem cell-related clinical trials in the U.S. and China. This collaborative effort represents a milestone in bringing us into close concert for the benefit of our client families, future patients and the stem cell clinical research community.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. In October 2013, Jiachenhong and PEKU renewed the cooperation agreement for a term of 20 years commencing in October 2013. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB2.6 million ($0.4 million).

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

In November 2009, Nuoya entered into a cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years. GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services to expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. In February 2014, Nuoya and GWCH entered into a supplementary agreement pursuant to which the annual advisory fee increased to RMB3.2 million ($0.5 million) commencing in October 2013.

Cooperation with Zhejiang Provincial Blood Center

In December 2010, Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center, for a term of 3 years, pursuant to which Zhejiang Provincial Blood Center would provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services, and provide laboratories and storage facilities to Lukou to support Lukou’s cord blood banking business in the Zhejiang province. In return, Zhejiang Provincial Blood Center is entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services and assistances. During January 2014 to March 2015, the service fee to Zhejiang Provincial Blood Center amounted to RMB2.0 million ($0.3 million) per annum.

Investment in CBB and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2015, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. Our investments in CBB and Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2015, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of funeral and related services, and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2014, over 1.1 million babies were born within the Shandong province during 2013. We believe Shandong represents a very sizable market opportunity.

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

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business or as a result of the GM Proposal.

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

Due to the ability to develop into different cell types in the human body, stem cells can potentially be used to treat a wide range of diseases. Compared with approximately 210 major types of differentiated cells, couple of major types of stem cells in the human body including:

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

Compared with other medical treatments, transplants using cord blood have a number of distinct benefits. First, while the collection of embryonic stem cells with current technology results in the destruction of the embryo, and the collection of bone marrow stem cells involves a painful medical procedure for the donor, the collection of cord blood stem cells occurs after the umbilical cord is detached from the newborn during the normal course of delivery and causes no discomfort or harm to the baby. Second, cord blood of newborns contains relatively higher concentration of hematopoietic stem cells with superior proliferative capacity compared with hematopoietic stem cells extracted from bone marrow and peripheral blood in adults. Third, due to the relative premature development of the immune system in cord blood samples, hematopoietic stem cells extracted from cord blood allow for transplants with lower immunologic barriers that would otherwise be prohibitive. Fourth, cord blood transplants result in lower incidence of graft-versus-host disease, a situation whereby the donor’s T-cell attacks the recipient tissues after the transplant. Fifth, hematopoietic stem cells from umbilical cord have a higher chance of matching family members.

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

Global Cord Blood Banking Industry

Cord blood banking industry typically provides two types of services. The first type of services, also known as private cord blood banking services, generally involve collection, testing, processing and storage of cord blood for expectant parents who choose to subscribe for such services for the benefit of their children and other family members. The cord blood unit deposited is available only to the child or a family member when stem cells are needed for a transplant to treat the medical condition of the child or a family member. The second type of services, also known as public cord blood banking services, generally involve collection of cord blood from the parents who intend to donate the cord blood of their newborns. The donated cord blood is subsequently made available for anyone if it is a match for patients in need of stem cell transplants or for medical research. Some cord blood banks only provide private cord blood banking services, others only provide public cord blood banking services and still others provide both. Cord blood banks that only provide public cord blood banking services are typically non-profit organizations. Therefore, revenues generated by cord blood banks that provide private cord blood banking services are the key drivers behind promoting the cord blood banking industry.

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

According to the U.S. Census Bureau, the population of the world has over 7.2 billion in July 2015 and the number of newborns is approximately 134 million worldwide in 2014. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                   Large number of newborns.  According to the China Statistical Yearbook 2014, China had a population of over 1.3 billion persons and approximately 16.4 million newborns as of and for the year ended December 31, 2013. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 106 million people in 2013, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2013.

•                   Growth in GDP and urban disposable income and increasing focus on healthcare.  According to the China Statistical Yearbook 2014, GDP per capita in China grew by 17.3%, 9.3% and 9.0% in 2011, 2012 and 2013, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2014, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB3,166.9 billion in 2013, representing a compound annual growth rate of approximately 16.0%.

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

•                   the SAFE;

•                   the MOC; and

•                   the NDRC.

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

China adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. In 1999, China adopted the Trial Measures for the Administration of Cord Blood Stem Cells Bank to regulate the establishment and operation of the cord blood banks. In 2001, China adopted the Trial Cord Blood Stem Cells Bank Establishment Guidelines to implement Trial Measures for the Administration of Cord Blood Bank. In 2002, China adopted the Provisional Cord Blood Stem Cells Bank Technical Guidelines, which regulate the way and activities that we handle the cord blood which we process and store. In 2005, the MOH further adopted the Measures for Administration of Blood Stations, or the “Measures”, to regulate the operation of blood stations in general. In addition, the DOHs of Guangdong, Zhejiang and Shandong have promulgated relevant rules to regulate the operation of blood stations at the province-level. The Measures specify that cord blood banks are special blood stations that are subject to regulation under the Measures.

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

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the NHFPC nor any LHFPC has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Key Information — Risk Factors — Risks Relating to Our Business — If PRC regulators order operators of the licensed cord blood banks in China to cease their fee-based commercial cord blood banking operations, our results of operations and liquidity would be materially adversely affected.” and “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”.

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

The license is valid for a term of three years which may be renewed three months prior to expiration with the relevant LHFPC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which expire on May 2016, May 2018 and September 2016 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHFPC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

On October 24, 2011, the MOH published the Notice on Strengthening the Management and Control of Cord Blood Stem Cells. The notice suggests that, in principle, cord blood banks should follow the pricing standards established by the relevant commodity price departments of PRC. However, currently, there is still lacking of a clear and explicit price level or guided-price in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish guided-price or introduce other specific price control standards for the cord blood banking services in the future. If this happens, it will adversely affect our business operation and financial condition. If the government controlled pricing or guided-price set by relevant department of PRC government is lower than our current pricing, our business operation or financial condition will be materially adversely affected. At the same time, we cannot assure you that our new subscriber number will increase as we reduce our pricing in accordance with such policy, also, we cannot guarantee that such governmental prices will be higher than the costs of our operation.

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

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the NDRC and the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was amended on December 24, 2011, which then became effective on January 30, 2012. The Catalogue was newly amended on March 10, 2015, which then became effective on April 10, 2015. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011 and 2015, however, foreign enterprises are prohibited from engaging in development of stem cell and gene diagnosis and treatment technology development and its application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2007, 2011 and 2015 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011 and 2015 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2015, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.”.

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

Regulation on Special Purpose Vehicle Incorporated or Controlled by PRC Residents

On July 4, 2014, SAFE issued the Circular 37, which became effective immediately and replaced the Notice 75. Circular 37 generally maintains the registration requirements of PRC residents with the local SAFE branch for establishing or controlling any offshore company as required under Notice 75, and, in comparison to Notice 75, expands the application of the registration requirement at certain aspects and provides clearer guidance and procedures for the registration requirements. According to Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC institutions and individuals, to directly establish or to indirectly control an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or with offshore assets or equity interests. In addition, amended registrations are required in the event of (i) any change in the basic information with respect to the registered special purpose vehicle, such as shareholders of domestic resident individuals, name, term of business etc.; or (ii) any material changes with respect to the special purpose vehicle, such as increase of capital contributed by PRC individuals, decrease of capital contribution, share transfer or exchange, merger, division or other material events. PRC residents shall also amend registration or deregister where, as a result of equity transfer, bankruptcy, dissolution, liquidation, expiration of business term, change of personal identity and etc., PRC individuals no long possess rights and interests in the Special Purpose Vehicles, or where filings are no longer required. PRC residents, who have already contributed to Special Purpose Vehicles with onshore of offshore assets or equity interests without registration before the regulation was promulgated, were required to provide an explanation letter to SAFE for stating the reason, and SAFE will make the post-registration in accordance to the principles, such as validity and rationality, and may impose penalty for violation of regulations on foreign exchange.

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for conducting subsequent business, such as remittance of profits or dividends. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On November 19, 2012, the SAFE issued the Notice 59. The Operating Instruction, an appendix to Notice 59, provides in detail the procedures, required documents and review standard of foreign exchange registration and reverse investment by domestic residents through offshore SPVs owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area, where one of the primary domestic enterprises is located, to comprehensively register with. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan. See “Key Information — Risk Factors — Risks Relating to Operations in China — PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.”.

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore SPVs formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary for us to obtain CSRC approval because, the beneficiary owner of Golden Meditech, is not a PRC individual defined by this new regulation. Therefore, our PRC counsel, JunZeJun Law Offices, is of the opinion that we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV that is required to obtain approval from the CSRC for overseas listing under the new regulation.

In addition, under this regulation, mergers and acquisitions of equity or assets involving PRC enterprises by foreign investors are subject to approval by the MOC or other competent government authorities. If we continue our expansion through acquiring PRC domestic companies by our offshore affiliates, we will be subject to such approval requirement.

Failure to comply with this regulation may lead to sanctions by the MOC or other PRC regulatory authorities that are provided for in other relevant regulations governing foreign investment, foreign exchange, taxation, business registration, securities, and administration of state-owned assets.

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

On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the PRC Enterprise Income Tax Law, or the implementing regulations, which took effect simultaneously with the new tax law. The implementing regulations provide clarity on a number of issues, including definitions, the scope of taxable income, the method of calculating the taxable income and amount of tax payable, income tax concessions, taxation at source and special adjustments to tax payments. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law.

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

CCBS was incorporated on January 17, 2008 under the Companies Law (2013 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2015, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 11.4% interest in CBB, a provider of funeral and related services, and an indirect 9.8% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines.

Immediately following the Business Combination and the share exchange with the remaining CCBS’ shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that compete or are likely to compete with CCBS’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, Pantheon management prior to the Business Combination owned 2.0% of CCBC’s issued shares and CCBC management team owned 5.7% of CCBC’s issued shares.

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

On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 2010. Total gross proceed raised (including the over-allotment issuance) amounted to $23 million. The proceeds were used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets. On November 19, 2009, CCBC was listed on the NYSE with a ticker symbol “CO”.

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole licensed cord blood bank in Beijing, Nuoya is the operator of the sole licensed cord blood bank in Guangdong, and Lukou is the exclusive operator of the licensed cord blood bank in Zhejiang. We also indirectly owned 24.0% effective interest in Qilu, the operator of the sole licensed cord blood bank in Shandong.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2015, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively.

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

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. On November 10, 2014, Golden Meditech sold one half of such notes to Magnum Opus and one half to Cordlife Singapore for a total consideration of approximately $88.1 million. Each of Magnum Opus and Cordlife Singapore currently own $25 million in aggregate principal amount of such notes. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

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

On April 27, 2015, our Board of Directors had received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction. According to the proposal letter, the proposed transaction is intended to be financed with a combination of available cash resources of Golden Meditech and debt and equity capital.

According to the Schedule 13D/A filed with the SEC by Golden Meditech and its certain affiliates, in order to fund the proposed transaction, Golden Meditech proposed to conduct a conditional Open Offer on a fully-underwritten basis, on the basis of one new ordinary share of Golden Meditech for every two existing ordinary shares of Golden Meditech to eligible shareholders of Golden Meditech with excess application at a proposed subscription price of approximately HK$1.40 per one new share of Golden Meditech. On April 27, 2015, Golden Meditech and Bio Garden entered into a Term Sheet relating to the Open Offer. Pursuant to the Term Sheet, subject to Bio Garden having obtained, on or before May 31, 2015, a credit facility from a financial institution in Hong Kong for the purposes of fully underwriting all of the new shares of Golden Meditech to be issued under the Open Offer. On May 29, 2015, Golden Meditech entered into a supplemental agreement to the Term Sheet to further extend the entry into legally binding underwriting agreement on or before July 15, 2015. On July 10, 2015, Golden Meditech and Bio Garden entered into a second supplemental agreement pursuant to which the parties agreed to amend the subscription price to HK$1.00 per one new share of Golden Meditech. Bio Garden is a company incorporated in the British Virgin Islands and Mr. Yuen Kam is the founder of certain discretionary trusts which own the entire issued share capital of Bio Garden.

On April 27, 2015, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, was formed to consider the GM Proposal and certain other potential transactions involving the Company. The special committee has been in discussions with Golden Meditech regarding the proposed transaction and such discussions are continuing.

On May 4, 2015, the Company had been informed that Golden Meditech had entered into an agreement to purchase an aggregate principal amount of $65 million of the Company’s outstanding 7% senior convertible notes due 2017 held by KKRCHL for an aggregate purchase consideration which is currently estimated to be approximately $159.9 million plus interest accrued on the convertible notes from April 27, 2015 to the date when the purchase of the convertible notes is completed. The purchase consideration is subject to (i) applicable distributions on the ordinary shares made by the Company, if any, and (ii) any possible changes to the currently offered per ordinary share purchase price at $6.40 as reflected in the GM Proposal, in each case in accordance with the terms of the purchase agreement. The completion of the purchase of the convertible notes is subject to certain closing conditions, including the approval of Golden Meditech’s shareholders with respect to such purchase of the convertible notes.

On May 8, 2015, the Company had been informed that Golden Meditech had entered into an agreement to purchase an aggregate principal amount of $25 million of the Company’s outstanding 7% senior convertible notes due 2017 held by Cordlife Singapore and the ordinary shares of the Company owned by Cordlife Singapore (the “CGL Sale Shares”) and that Golden Meditech had also entered into an agreement to purchase a further aggregate principal amount of $25 million of the Company’s outstanding 7% senior convertible notes due 2017 held by Magnum Opus. The aggregate purchase price for the CGL Sale Shares and the convertible notes held by Cordlife Singapore and Magnum Opus is currently estimated to be approximately $169.8 million plus interest accrued on the convertible notes from October 3, 2014 to the date when the purchase is completed. The purchase price is subject to (i) applicable distributions on the ordinary shares made by the Company, if any, and (ii) any possible changes to the currently offered per ordinary share purchase price at $6.40 as reflected in the GM Proposal, in each case in accordance with the terms of the related purchase agreements. The completion of the purchase of the convertible notes held by Cordlife Singapore and the CGL Sale Shares is subject to certain closing conditions, including Golden Meditech shareholders’ approval and Cordlife Singapore shareholders’ approval. The completion of the purchase of the convertible notes held by Magnum Opus is also subject to closing conditions, including Golden Meditech shareholders’ approval.

On June 2, 2015 the special committee has appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative. As of the date of this report, the special committee is still considering and evaluating the proposal by Golden Meditech, but it has not made any decision regarding the GM Proposal. See “Key Information — Risk Factors — Risks to Our Shareholders — There can be no assurance that any agreement will be executed with respect to the proposal made by Golden Meditech, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.”

On July 27, 2015, Golden Meditech and Bio Garden entered into a legally binding underwriting agreement pursuant to which Golden Meditech proposed to raise not less than approximately HK$986 million and not more than approximately HK$1,162 million by way of the Open Offer on the basis of one offer share for every two existing ordinary shares of Golden Meditech at the subscription price of HK$1.00 per offer share. The completion of the Open Offer is conditional upon all relevant requirements and conditions are fulfilled. Proceeds from the Open Offer will be used for acquiring the Company’s outstanding convertible notes and CGL Sale Shares.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.                                                          Property, Plant and Equipment

As of March 31, 2015, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2019.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million. The Company is awaiting the ownership certificate.	5,562
Total			31,690

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, monitor testing processes and results for every cord blood unit that come through, keep real-time record of storage movement in cord blood banks, handle billing matters and track customer hotline interactions.

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the MOH in February 2011, the PRC government intends to authorize up to ten cord blood banks by 2015. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.8 million in 2013, accounting for approximately 46% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2014. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2014, the nation has a newborn population of approximately 16.4 million in 2013; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 4% and 3% in 2011, 2012 and 2013 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

	Estimated no. of births in the Company’s operating regions (1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2011	1,782,445	53,924	3%
2012	1,970,448	72,228	4%
2013	1,873,414	64,641	3%

(1)                                 Source: China Statistical Year Book 2012, 2013 and 2014, calendar year information.

(2)                                 Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 9.8% equity interest (as of March 31, 2015) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides the foundation for further expansion into attractive markets such as India, Indonesia and the Philippines, and mature markets such as Singapore and Hong Kong .

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 610-person sales team has direct access to expectant parents through collaboration with 336 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 441,359 in March 2015.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2015, storage revenue represented 32.1% of our total revenues.

We recorded revenues and net income of RMB635.1 million ($102.5 million) and RMB107.8 million ($17.4 million), respectively, during our fiscal year ended March 31, 2015.

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

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenues from fees generated from our matching services, referred to in this report as “matching fees”, which reflect consideration for providing matching cord blood units collected from public donors to patients in need of transplants. Because a portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we are likely to benefit from economies of scale as the number of units stored at our cord blood facilities increases.

Our new subscriber sign-ups for the years ended March 31, 2013, 2014 and 2015 were 72,228, 64,641 and 64,736, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or successful license applicants in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facility in Beijing and completed the expansion of our storage capability in Guangdong as well as the establishment of a new storage facility to service the Zhejiang market. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                   Investment in Qilu.  Qilu is the operator of the sole licensed cord blood bank in the Shandong province. It obtained permission from the Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0%. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and state the investment at cost less impairment losses (if any).

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

Aside from the processing fee, a subscriber is obligated to make an annual payment (inclusive of a 5% business tax or 6% value-added tax). For subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, a subscriber is obligated to make an annual payment of RMB620. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to make an annual payment of RMB980. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay the revised annual payment of RMB655. All annual payments consist of an insurance premium of approximately RMB120 and a storage fee (inclusive of a 5% business tax or 6% value-added tax). Storage fee for subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing was approximately RMB500 per annum. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to pay a storage fee of approximately RMB860. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay the revised storage fee of approximately RMB535. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

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

Payment Methods for Subscribers

We offered our subscribers three payment options:

•                   Option One:  payment of a one-time processing fee of RMB6,800 (RMB5,800 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing; and RMB5,000 prior to April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB860 payable each year by subscribers who signed up after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing (RMB500 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing) for a period of 18 years. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and signed up before May 1, 2013 is obligated to pay a revised annual storage fee of RMB535.

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

Between April 1, 2011 and April 30, 2013, new subscribers in Beijing who choose this payment option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Starting from May 1, 2013, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four yearly installments of RMB3,380 each and payable starting from the third year of subscription, representing a discount of RMB1,960 of the total storage fees payable over the contract period. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and subscribed the service before May 1, 2013 are obligated to pay a revised annual storage fee of approximately RMB535.

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

For the year ended March 31, 2015, approximately 33.4% of new subscribers chose Option One, compared to 34.2% in the year ended March 31, 2014. Option Two represented approximately 58.3% and 55.5% of new subscribers signed up during the years ended March 31, 2014 and 2015, respectively. 11.1% of new subscribers chose Option Three for the year ended March 31, 2015, compared to 7.5% in the prior year. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. Accordingly, an increase in new subscribers choosing Option Three in Beijing and Guangdong, in which the processing fees will be paid by installments, together with the movement from non-current accounts receivable to current accounts receivable, resulted in an increase in current accounts receivable. As of March 31, 2015, current accounts receivable amounted to RMB120.8 million ($19.5 million), as compared to RMB95.3 million last year.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Although new subscribers choosing Option Three increased, non-current accounts receivable decreased due to the payment pattern in Beijing in which the processing fee will be paid in two equal installments, one at the time of subscription and the other at the second year of the subscription, thus there is no non-current accounts receivable for Option Three subscribers in Beijing. Non-current accounts receivable as of March 31, 2015 amounted to RMB194.2 million ($31.3 million), as compared to RMB225.5 million last year.

Turnover periods for current accounts receivable for the years ended March 31, 2013, 2014 and 2015 determined based on average current accounts receivable and revenues in the respective periods, were 53 days, 54 days and 62 days, respectively. The fluctuations on turnover days reflected the shift in new subscribers’ payment option.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                   Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.”. As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2013, 2014 and 2015, there were 9,397, 13,442 and 22,992 subscribers who had been delinquent for over 24 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this annual report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2015, we collaborate with 336 hospitals across Beijing, Guangdong and Zhejiang.

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

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2014, the number of newborns in Guangdong was over 1.1 million in 2013. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0%. Based on China Statistical Yearbook 2014, over 1.1 million babies were born within the Shandong province during 2013. It represented a very sizable market opportunity.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2014, over 0.5 million babies were born within the Zhejiang province during 2013. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2015, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. Our investments in CBB and Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2015, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of funeral and related services, and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines.

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

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Entities that qualify as HNTE under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for HNTE under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election.

Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008. Jiachenhong was subsequently redetermined as an HNTE in February 2012. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Jiachenhong due to its renewed status as an HNTE in relation to the current and deferred taxes for the year ended March 31, 2011 was not accounted for until the year ended March 31, 2012 as Jiachenhong obtained the approval of enjoying the preferential rate in February 2012. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status is valid retroactively as of January 1, 2014 and will expire on December 31, 2016. As a result, Jiachenhong is subject to a reduced tax rate of 15% during such period.

Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Nuoya due to its status as an HNTE in relation to the current and deferred taxes in prior periods was not accounted for until the year ended March 31, 2012 as Nuoya obtained the approval of enjoying the preferential rate in June 2011. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status is valid retroactively as of January 1, 2013 and will expire on December 31, 2015. As a result, Nuoya is subject to a reduced tax rate of 15% during such period.

In accordance with the Notice of Promulgation of the Guidelines for Determination and Administration of High and New Technology Enterprises, which was jointly promulgated by the Ministry of Science and Technology, the MOF and the SAT on July 8, 2008, enterprises that were registered both within and outside national high and new technology industries development zone (including Beijing new technology industries development experimental zone) and were classified as high-tech enterprises prior to the end of 2007 in accordance with previous laws will have their qualifications remain valid if such qualifications have not expired, but such enterprises cannot continue to enjoy the corresponding preferential tax treatment unless they can be redetermined as HNTE pursuant to the Measures for Determination and the Guidelines. The redetermination procedures under the Measures for Determination and the Guidelines may be handled either prior to or after the expiration of the validity period of their qualification. Additionally, for high-tech enterprises that were granted tax exemption and reduction treatment for a certain period under previous laws and whose tax holiday has not expired, Circular 39 shall continue to apply. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.”, and Note 17 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. As of March 31, 2014 and 2015, we have provided RMB3.9 million and RMB9.1 million ($1.5 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. As of March 31, 2015, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB95.3 million ($15.4 million).

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. We also arrange an insurance policy for subscribers. Aside from the processing fee, the subscriber is obligated to make an annual payment which consists of a storage fee and an insurance premium; and such insurance premium is collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. We have no performance obligation to the subscriber with respect of the insurance policy. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. The subscription contract is a multiple-element arrangement, which includes (i) the processing of cord blood unit; and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

Pursuant to the subscription contract, no penalty is charged to customers for early termination of the storage service.

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

Subscribers may elect to pay the processing fee in full at the time of subscription, or a portion of that in installments, subject to a surcharge. The surcharge is recognized as interest income using the effective interest method. Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination. The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed. In addition, payment option (3) has been in place for several years and has a satisfactory collection history. We believe collectability is reasonably assured, however, we continue to assess our ability to collect processing fees under payment option (3). In the event that there is a deterioration in our collection of processing fees under payment option (3), we may conclude that collectability of processing fees under this payment option is no longer reasonably assured, in which case we will cease the recognition of processing fees revenue upon completion of processing services. Revenue generated from processing services will instead be recognized upon the actual cash collection or when collectability of such fees is otherwise determined to be reasonably assured.

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

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB58.2 million ($9.4 million) as of March 31, 2015. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2015, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2015. The reported gross profit (gross margin) from our matching revenue were RMB1.6 million (65%), RMB2.0 million (63%) and RMB2.2 million (60%) for the years ended March 31, 2013, 2014 and 2015, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2015 would have increased/(deceased) gross profit by RMB163,000 and (RMB166,000) respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2015 would have increased/(deceased) gross profit by RMB126,000 and (RMB141,000) respectively.

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

Allowance for doubtful receivables was RMB83.8 million ($13.5 million) as of March 31, 2015, compared to RMB63.0 million as of March 31, 2014. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2013, 2014 or 2015. The net carrying value of our property, plant and equipment was RMB603.2 million ($97.3 million) as of March 31, 2015, compared to RMB626.6 million as of March 31, 2014. The net value of intangible assets was RMB115.9 million ($18.7 million) as of March 31, 2015, compared to RMB120.5 million as of March 31, 2014. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

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

Pursuant to the restructuring of Cordlife Singapore from Cordlife in June 2011, and the listing of Cordlife Singapore in March 2012, both investments in CBB and Cordlife Singapore were classified as available-for-sale equity securities and are stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. As of March 31, 2015, there were total unrealized net holding losses of RMB6.9 million ($1.1 million) recorded in CBB and total unrealized net holding gains of RMB95.8 million ($15.4 million) recorded in Cordlife Singapore, respectively. See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

The amortization expenses are recognized on a straight line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third party valuation firm in determining the fair value of the cord blood bank operating rights during the acquisitions. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2013, 2014 and 2015, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million, and RMB1.0 million ($0.2 million), respectively. For the years ended March 31, 2013, 2014 and 2015, the amortization expense relating to the right to operate in Zhejiang amounted to RMB3.7 million, RMB3.7 million, and RMB3.7 million ($0.5 million), respectively.

Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future. Despite the uncertainties resulting from the Catalogue revised in 2011, our assessment of the estimated economic useful life of the cord blood bank operating rights as of and for the year ended March 31, 2015 did not result in a change for the following reasons:

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

•                  We have communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of the our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank obtained the renewed cord blood banking license in May 2015 and September 2013 from the DOHs of the Guangdong and Zhejiang provinces respectively after the Catalogue revised in 2011 was already effective. None of Nuoya, the Guangdong Cord Blood Bank operated by Nuoya, or Lukou, the Zhejiang Cord Blood Bank operated by Lukou, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license. In addition, our Beijing Cord Blood Bank also renewed their cord blood banking license in April 2013 without any major obstacle, hurdle or query.

Accordingly, based on the foregoing, we believe that the useful life of the intangible assets associated with our cord blood bank operating rights continues to be thirty years as of March 31, 2015. See Note 8 to our annual consolidated financial statements included elsewhere in this report.

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

•                   Storage fee.  Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee of approximately RMB500 for the first year’s storage services was recognized as revenue on a straight-line basis over the one year period, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the remaining storage period.

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

Direct costs also include an annual technical consulting fee of RMB2.6 million ($0.4 million) (RMB2.0 million prior to October 2013) payable by us to PEKU pursuant to a 20-year contract commencing in October 2013 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million ($0.5 million) (RMB2.0 million prior to October 2013). The agreement has a term of no less than 20 years commencing in November 2009. In December 2010, Lukou entered into a co-operation agreement with Zhejiang Provincial Blood Center with a 3 years term in relation to the operation of cord blood bank in Zhejiang with an annual service fee of RMB2.0 million. During January 2014 to March 2015, the service fee to Zhejiang Provincial Blood Center amounted to RMB2.0 million ($0.3 million) per annum.

Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment, direct labor (including share-based compensation) and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, processing and storage supplies, and collection fee, generally vary depending on the number of units processed at facilities.

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

•                   Selling and marketing expenses.  Selling and marketing expenses consist primarily of compensation (including share-based compensation) for sales and marketing personnel; promotional and advertising expenses; travel expenses for sales and marketing activities and depreciation of equipment used for sales and marketing activities.

•                   General and administrative expenses.  General and administrative expenses consist primarily of compensation (including share-based compensation) for the management team and the finance and administrative personnel; travel, lease and other expenses for general corporate purposes; professional advisor fees and depreciation of equipment used for general and administrative activities.

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2015			2014		2013
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	102,456	635,122	100.0	572,857	100.0	526,123	100.0
Direct costs	(21,070)	(130,611)	(20.6)	(106,225)	(18.5)	(106,621)	(20.3)
Gross profit	81,386	504,511	79.4	466,632	81.5	419,502	79.7
Operating expenses
Research and development	(1,598)	(9,907)	(1.6)	(9,773)	(1.7)	(8,459)	(1.6)
Sales and marketing	(20,637)	(127,927)	(20.1)	(112,689)	(19.7)	(93,684)	(17.8)
General and administrative	(21,242)	(131,681)	(20.7)	(112,244)	(19.6)	(108,045)	(20.5)
Total operating expenses	(43,477)	(269,515)	(42.4)	(234,706)	(41.0)	(210,188)	(39.9)
Operating income	37,909	234,996	37.0	231,926	40.5	209,314	39.8
Other expense, net
Interest income	2,944	18,252	2.9	16,870	2.9	15,064	2.9
Interest expense	(16,309)	(101,102)	(15.9)	(70,075)	(12.2)	(70,097)	(13.3)
Exchange (loss)/gain	(37)	(231)	(0.0)	80	0.0	(984)	(0.2)
Dividend income	378	2,344	0.4	9,911	1.7	4,685	0.9
Others	139	861	0.1	2,212	0.4	203	0.0
Total other expense, net	(12,885)	(79,876)	(12.5)	(41,002)	(7.2)	(51,129)	(9.7)
Income before income tax	25,024	155,120	24.5	190,924	33.3	158,185	30.1
Income tax expense	(7,635)	(47,327)	(7.5)	(58,398)	(10.2)	(38,543)	(7.3)
Net income	17,389	107,793	17.0	132,526	23.1	119,642	22.8

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Revenues

Revenues increased by 10.9% to RMB635.1 million ($102.5 million) for the year ended March 31, 2015 from RMB572.9 million for the year ended March 31, 2014. The growth in revenues was largely attributable to the increase in storage fee revenues as a result of our growing accumulated subscriber base. As of March 31, 2015, total units stored for our subscribers increased to 441,359, compared to 376,623 as of March 31, 2014. New subscribers for the current year slightly increased to 64,736, compared to 64,641 in the prior year. There was no material early termination recorded for the two years ended March 31, 2014 and 2015.

For the year ended March 31, 2015, processing fee and storage fee revenues accounted for approximately 67.9% and 32.1% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2014 in which processing fee and storage fee revenues accounted for 70.9% and 29.1% of total revenues respectively. During the current year, processing fee and storage fee revenues grew 6.2% and 22.3% to RMB431.3 million ($69.6 million) and RMB203.8 million ($32.9 million), respectively.

Direct Costs

Direct costs increased to RMB130.6 million ($21.1 million) for the year ended March 31, 2015 from RMB106.2 million in the prior year, as a result of increased raw material costs, full year effect regarding the depreciation of new premises and revised consultation fees which started in October 2013. For the year ended March 31, 2015, variable costs and fixed costs accounted for approximately 62.2% and 37.8% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct labor (including share-based compensation expense), direct materials, processing and other collection related expenses are classified as variable costs.

Gross Profit

For the year ended March 31, 2015, gross profit amounted to RMB504.5 million ($81.4 million), up 8.1% from RMB466.6 million for the year ended March, 31, 2014. Gross margins for the year ended March 31, 2015 was 79.4%, compared to 81.5% in the prior year as revenues growth was offset by higher raw material costs and depreciation expense.

Operating Expenses

Operating expenses increased to RMB269.5 million ($43.5 million) for the year ended March 31, 2015, compared to RMB234.7 million for the year ended March 31, 2014.

•                   Research and development expenses.  For the year ended March 31, 2015, we incurred research and development expenses of approximately RMB9.9 million ($1.6 million), compared to RMB9.8 million in the prior year. Research and development expenses maintained at approximately 2% of revenues for both the years ended March 31, 2014 and 2015, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•                   Sales and marketing expenses.  Sales and marketing expenses amounted to RMB127.9 million ($20.6 million) for the year ended March 31, 2015, increased by 13.5% as compared to RMB112.7 million in the prior year. As a percentage of revenues, sales and marketing expenses were 20.1%, compared to 19.7% in the prior year. Included in sales and marketing expenses was the first time recognition of share-based compensation expense of RMB4.6 million ($0.7 million) regarding the RSUs granted in December 2014. Excluding the effect of such share-based compensation expense, sales and marketing expenses remained in line with revenues growth.

•                   General and administrative expenses.  For the year ended March 31, 2015, general and administrative expenses rose to RMB131.7 million ($21.2 million), compared to RMB112.2 million for the year ended March 31, 2014. The increase in general and administrative expenses was mainly due to the first time recognition of share-based compensation expense of RMB11.5 million ($1.9 million). Rising staff costs, charges related to provision and higher depreciation expense for the new premises in Guangdong and Zhejiang also attributed to the increased general and administrative expenses.

Operating Income

As a result of the foregoing, operating income increased by 1.3% to RMB235.0 million ($37.9 million) for the year ended March 31, 2015 from RMB231.9 million for the year ended March 31, 2014.

Other Expense, Net

For the year ended March 31, 2015, net other expense amounted to RMB79.9 million ($12.9 million), increased by RMB38.9 million as compared to that of RMB41.0 million in the prior year.

•                  Interest Income.  Interest income increased from RMB16.9 million for the year ended March 31, 2014 to RMB18.3 million ($2.9 million) in the current year, as a result of the increase in cash and cash equivalents from RMB1,882.9 million as of March 31, 2014 to RMB2,436.7 million ($393.1 million) as of March 31, 2015.

•                  Interest Expense.  Interest expense for the years ended March 31, 2015 amounted to RMB101.1 million ($16.3 million), without any capitalization. For the year ended March 31, 2014, interest expense amounted to RMB70.1 million which took into account the capitalization of interest expense for the construction of the Company’s new premises in Guangdong and Zhejiang of RMB25.9 million. Gross interest expense and amortization of other costs related to the issuance of convertible notes to KKRCHL, Magnum Opus and Cordlife Singapore (previously issued to Golden Meditech) amounted to RMB96.8 million ($15.6 million) for the year ended March 31, 2015, compared to RMB92.1 million in the prior year.

In July 2013, we entered into a one-year loan agreement with a commercial bank in the PRC. The loan amounted to RMB60.0 million and bore a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB3.9 million in the year ended March 31, 2014. In August 2014, we entered into another one-year loan agreement with a commercial bank in the PRC. The loan amounted to RMB60.0 million ($9.7 million) and bore a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB4.3 million ($0.7 million) in the year ended March 31, 2015.

•                  Dividend Income.  For the year ended March 31, 2015, we recorded dividend income received from Cordlife Singapore amounted to RMB2.3 million ($0.4 million). For the year ended March 31, 2014, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, and Cordlife Singapore amounted to RMB7.5 million and RMB2.4 million, respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2015 amounted to RMB155.1 million ($25.0 million), decreased from RMB190.9 million for the year ended March 31, 2014.

Income Tax Expense

For the year ended March 31, 2015, we recorded an income tax expense of RMB47.3 million ($7.6 million), decreased by 19.0% from RMB58.4 million for the year ended March 31, 2014. It represented an effective tax rate of 30.5%, compared with 30.6% for the prior year. During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. We have also provided RMB3.9 million and RMB5.2 million ($0.8 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future in the years ended March 31, 2014 and 2015. Excluding such withholding tax expenses, higher effective tax rate in the current year was mainly due to the non-deductible share-based compensation expense whereas no such expense was incurred in the prior year.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2015 amounted to RMB107.8 million ($17.4 million), compared to RMB132.5 million for the year ended March 31, 2014.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Revenues

Revenues increased by 8.9% to RMB572.9 million for the year ended March 31, 2014 from RMB526.1 million for the year ended March 31, 2013. The increase was largely attributable to the implementation of upward pricing adjustment and growing accumulated subscriber base, which outweighed the impact of the decrease in new subscribers. New subscribers for the current year decreased to 64,641, compared to 72,228 in the prior year, due to the decrease in number of newborns as a result of the Dragon year after-effect. As of March 31, 2014, total units stored for our subscribers increased to 376,623, compared to 311,982 as of March 31, 2013. There was no material early termination recorded for the two years ended March 31, 2013 and 2014.

Although there was a decline in new subscribers, we recorded a growth in revenues which was mainly driven by the Company’s growing subscriber base, as well as the new pricing imposed at the beginning of the current year. For the year ended March 31, 2014, processing fees and storage fees accounted for approximately 70.9% and 29.1% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2013 in which processing fees and storage fees accounted for 75.4% and 24.6% of total revenues respectively. During the current year, processing fees and storage fees grew 2.4% and 28.7% to RMB406.2 million and RMB166.6 million respectively.

Direct Costs

Direct costs for the year ended March 31, 2014 amounted to RMB106.2 million, similar to that of RMB106.6 million in the prior year, as a result of reduced sales activities which was partially offset by the increase in depreciation expense for the new premises in Guangdong and Zhejiang, higher consultation expenses commencing in October 2013 and higher labor cost. For the year ended March 31, 2014, variable costs and fixed costs accounted for approximately 64.7% and 35.3% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct labor, direct materials, processing and other collection related expenses are classified as variable costs.

Gross Profit

For the year ended March 31, 2014, gross profit amounted to RMB466.6 million, up 11.2% from RMB419.5 million for the year ended March, 31, 2013. The increase was in line with the increase in total revenues. Benefiting from increased storage revenue as a percentage of the overall revenue mix and improved economies of scale, gross margins for the year ended March 31, 2014 increased to 81.5%, compared to 79.7% in the prior year.

Operating Expenses

Operating expenses increased to RMB234.7 million for the year ended March 31, 2014, compared to RMB210.2 million for the year ended March 31, 2013.

•                   Research and development expenses.  For the year ended March 31, 2014, we incurred approximately RMB9.8 million research and development expenses, compared to RMB8.5 million in the prior year. Research and development expenses maintained at approximately 2% of revenues for both years ended March 31, 2013 and 2014, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•                   Sales and marketing expenses.  Sales and marketing expenses amounted to RMB112.7 million for the year ended March 31, 2014, increased by 20.3% as compared to RMB93.7 million in the prior year. Sales and marketing expenses rose as a result of our ongoing effort to attract new subscribers following the Dragon year, as well as additional expense incurred for the extensive marketing and promotion campaigns in preparation for the Zhejiang market launch. As our hospital coverage network continued to enlarge, we have been able to extend our market coverage to penetrate further into the local markets, within Beijing, Guangdong and Zhejiang.

•                   General and administrative expenses.  For the year ended March 31, 2014, general and administrative expenses rose to RMB 112.2 million as compared to RMB108.0 million for the year ended March 31, 2013. The increase in general and administrative expenses was largely attributable to higher staff count, rising staff costs and charges related to provision. The increase was also resulted from a higher depreciation expense for the new premises in Guangdong and Zhejiang.

Operating Income

As a result of the foregoing, operating income increased by 10.8% to RMB231.9 million for the year ended March 31, 2014 from RMB209.3 million for the year ended March 31, 2013.

Other Expense, Net

For the year ended March 31, 2014, net other expense amounted to RMB41.0 million, decreased by RMB10.1 million as compared to that of RMB51.1 million in the prior year.

•                  Interest Income.  Interest income increased from RMB15.1 million for the year ended March 31, 2013 to RMB16.9 million in the current year, as a result of the increase in cash and cash equivalents from RMB1,494.1 million as of March 31, 2013 to RMB1,882.9 million as of March 31, 2014.

•                  Interest Expense.  Interest expense for the years ended March 31, 2013 and 2014 amounted to RMB70.1 million, which took into account the capitalization of interest expense for the construction of the Company’s new premises in Guangdong and Zhejiang of RMB1.3 million and RMB25.9 million in the prior and current year respectively. Gross interest expense and amortization of other costs related to the issuance of convertible notes to KKRCHL and Golden Meditech amounted to RMB92.1 million for the year ended March 31, 2014, compared to RMB67.8 million in the prior year.

In July 2012, we entered into a loan agreement with a commercial bank in the PRC. The loan amounted to RMB50.0 million and bore a floating interest rate at 120% of the base lending rate quoted by the People’s Bank of China, which is re-priced quarterly. We repaid this loan in full in July 2013. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB3.6 million in the year ended March 31, 2013. In July 2013, we entered into another one-year loan agreement with the commercial bank in the PRC. The loan amounted to RMB60.0 million and bears a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB3.9 million in the year ended March 31, 2014.

•                  Dividend Income.  For the year ended March 31, 2014, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, and Cordlife Singapore amounting to RMB7.5 million and RMB2.4 million, respectively. For the year ended March 31, 2013, we recorded dividend income received from Cordlife Singapore amounting to RMB4.7 million.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2014 amounted to RMB190.9 million, up from RMB158.2 million for the year ended March 31, 2013.

Income Tax Expense

For the year ended March 31, 2014, we recorded an income tax expense of RMB58.4 million, up 51.5% from RMB38.5 million for the year ended March 31, 2013. It represented an effective tax rate of 30.6% compared with 24.4% for the prior year. Higher effective tax rate for the year ended March 31, 2014 was mainly due to the withholding tax of RMB9.9 million incurred and provided for dividends distributed or distributable by our subsidiary, a PRC-resident enterprise, to the holding company outside the PRC in the current year while there was no such expense in the prior year.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2014 amounted to RMB132.5 million, compared to RMB119.6 million for the year ended March 31, 2013.

Liquidity and Capital Resources

As of March 31, 2015, we had cash and cash equivalents of RMB2,436.7 million ($393.1 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. In August 2014, we entered into a loan agreement with Hangzhou Bank in the PRC providing a one year bank loan facility, commencing on August 25, 2014, to finance the purchase of raw materials. Such borrowings, which amounted to RMB60.0 million ($9.7 million) as of March 31, 2015, are denominated in RMB and are secured by our building in the PRC. Outstanding amounts bear a monthly fixed interest rate at 0.6%. Aside from the RMB60.0 million ($9.7 million) bank loan, we do not maintain any credit facilities.

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

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to KKRCHL. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech, which resold such notes to Magnum Opus and Cordlife Singapore in November 2014. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. In May 2015, we were informed that, in connection with the GM Proposal, Golden Meditech had entered into agreements to purchase all outstanding convertible notes previously issued by the Company from the current holders thereof, subject to certain closing conditions.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2015 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2015		2014	2013
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	95,961	594,866	536,015	578,632
Net cash used in investing activities	(6,845)	(42,431)	(149,883)	(493,717)
Net cash provided by financing activities	—	—	2,336	618,718
Effect of foreign exchange rate change on cash and cash equivalents	213	1,319	334	(3,845)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 11.0% to RMB594.9 million ($96.0 million) during the year ended March 31, 2015, compared to RMB536.0 million during the year ended March 31, 2014. The increase was mainly attributable to the followings: (i) the increase in operating income before non-cash depreciation and amortization and share-based compensation expenses; (ii) the modest increase in new subscribers number and the full year effect pursuant to the pricing adjustment in 2013; and (iii) tax refund from the relevant PRC tax authority after the redetermination of Nuoya’s HNTE status in April 2014.

With our upward pricing initiative implemented in April and May 2013 and higher number of subscribers selecting to make payments upfront in the year ended March 31, 2014, our operating cash inflow stood at RMB536.0 million for the year ended March 31, 2014. As compared to the net operating cash flow of RMB578.6 million for the year ended March 31, 2013, the decrease was mainly due to the followings: (i) coupon payment for the two convertible notes of RMB50.1 million made during the year ended March 31, 2014 while no such payment was made in the year ended March 31, 2013; (ii) increased purchases of raw materials that are essential to the automated stem cells extraction process; (iii) 10% PRC withholding tax of RMB6.0 million paid for the dividend received from our PRC subsidiary during the year ended March 31, 2014; and (iv) the decline in new subscribers number.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB42.4 million ($6.8 million) for the year ended March 31, 2015. Capital was mainly used for (i) the acquisition of equipment and renovation payment relating to the expansion of Guangdong storage facility and the establishment of new storage facility in the Zhejiang province; and (ii) the acquisition of 1,150,000 shares in Cordlife Singapore.

Net cash used in investment activities amounted to RMB149.9 million for the year ended March 31, 2014. Capital was mainly used for the acquisition and construction of properties for the expansion of Guangdong storage facility and the establishment of new storage facility in Zhejiang.

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

Net Cash Provided by Financing Activities

There was no cash (net of repayment) provided by financing activities for the year ended March 31, 2015.

Net cash provided by financing activities was RMB2.3 million for the year ended March 31, 2014. The cash was provided by the proceeds from bank loan (net of repayment) of RMB10.0 million, partially offset by the payments made for shares repurchase in the open market in prior year of RMB4.4 million and payments made for debt issuance costs incurred for the issuance of convertible notes in prior year of RMB3.2 million.

Net cash provided by financing activities was RMB618.7 million for the year ended March 31, 2013. The cash was provided by the followings: (i) proceeds from the issuance of convertible notes (net of debt issuance costs) of RMB715.2 million; (ii) proceeds from bank loan (net of repayment) of RMB5.0 million; and (iii) net proceeds from the sale of treasury shares to Cordlife Singapore and acquisition of non-controlling interests in Nuoya for RMB25.3 million. The overall increase was partially offset by the payments made for shares repurchase in the open market of RMB126.8 million.

Capital Expenditures

For the years ended March 31, 2013, 2014 and 2015, our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

We are also in discussion with several existing licensees and license applicants in certain other regions for potential acquisitions or collaboration. Some of these discussions are on going, and we have not reached an agreement or executed any binding or non-binding written agreements with respect to the terms and conditions of any potential acquisition with any of its potential targets. As cash requirements relating to potential acquisitions may vary significantly depending on the targets we may acquire, our future capital expenditures may differ significantly from our current plans.

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2015.

Amount Due

	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings	60,000	—	—	—	60,000
Interest payments	1,728	—	—	—	1,728
Commercial commitments	5,800	11,600	11,600	65,767	94,767
Research and development	2,000	—	—	—	2,000
Convertible notes — principal	—	708,003	—	—	708,003
Convertible notes — interests	49,560	324,194	—	—	373,754
Operating lease obligations	1,799	3,264	2,702	—	7,765
	120,887	1,047,061	14,302	65,767	1,248,017

•                   Short-term borrowing.  The Group entered into a loan agreement with a commercial bank in the PRC for a term of one year and will be due in August 2015. The loan bears a monthly fixed interest rate at 0.6%.

•                   Commercial commitments.  The commercial commitments primarily relate to the fees payable to PEKU and GWCH pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB2.6 million ($0.4 million) for a term of twenty years and a fixed annual amount of RMB3.2 million ($0.5 million) for a term of twenty years, respectively.

•                   Research and development.  We entered into an agreement with a research institution for the research and development of medical treatments that make use of cord blood stem cells. We are obligated to pay RMB2.0 million ($0.3 million), upon the issue of a new medicine certificate for the new medicine currently under research and development.

•                   Convertible notes.  On April 27, 2012 and October 3, 2012, we completed the sale of $65 million and $50 million in aggregate principal amount of 7% senior unsecured convertible notes to KKRCHL and Golden Meditech, respectively. In November 2014, the notes held by Golden Meditech were resold to Magnum Opus and Cordlife Singapore. In May 2015, we were informed that, in connection with the GM Proposal, Golden Meditech had entered into agreements to purchase all outstanding convertible notes previously issued by the Company from the current holders thereof, subject to certain closing conditions. The 5-year convertible notes carry an interest rate of 7% on unconverted portion of the notes and payable annually. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 102.6, 102.6 and 102.0 in 2012, 2013 and 2014, respectively.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”), which changes the requirements for reporting discontinued operations. ASU 2014-08 limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. As a result, the Company expects to report fewer discontinued operations under the new standard than would otherwise be reported under previous requirements. ASU 2014-08 is effective for any disposals of components of the Company in annual reporting periods beginning after December 15, 2014, and interim periods within those years.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

In January 2015, the FASB issued ASU 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                            Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Yuen Kam (3)	53	Chairman of the Board
Ting Zheng (3)	43	Chief Executive Officer and Director
Albert Chen	39	Chief Financial Officer and Director
Mark D. Chen (1)(2)(4)	47	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	51	Independent Non-executive Director
Jennifer J. Weng (1)(2)(4)	47	Independent Non-executive Director
Julian J. Wolhardt (5)	42	Independent Non-executive Director
Yue Deng	45	Chief Executive Officer — Beijing Division
Rui Arashiyama	56	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	61	Chief Technology Officer

(1)                                 Members of Audit Committee

(2)                                 Members of Compensation Committee

(3)                                 Members of Nominating and Corporate Governance Committee

(4)                                 Members of Special Committee

(5)                                 Resigned in May 2015

Yuen Kam, serves as our chairman and also chairman of the Nominating and Corporate Governance Committee. He is responsible for the strategic direction of CCBC. He is also the founder, chairman and chief executive officer of Golden Meditech with over 20 years of experiences in the healthcare industry. Mr. Kam also serves as a non-executive director of CBB. He received his Bachelor of Arts degree in Japanese from the Beijing Second Foreign Languages Institute, the PRC.

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

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. He is currently Managing Partner of Pantheon Pacific Capital Management Ltd., a global investment management and advisory company. Since 1998, Mr. Chen has been a founding general partner of Easton Capital Investment Group and its various affiliated funds, a New York based private equity investment firm, and has served in various positions, including managing director and currently a venture partner, a position he has held since 2005. He is currently a director and chairman of the Audit Committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Ken Lu is the chief executive officer of Seres Asset Management Limited (“Seres”), an investment management company focusing on the Asian equity markets. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Techfaith Wireless Communication Technology Limited and China Biologic Products Inc., both listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She is currently a Managing Director of Pantheon Pacific Capital Management Ltd., a global investment management and advisory company. Previously, she had held a variety of research and financial management positions with companies including Mizuho and Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania.

Julian J. Wolhardt, serves as one of our independent non-executive directors. He is a partner of KKR Asia Limited focusing on private equity transactions in the Greater China region. Prior to joining KKR Asia Limited, Mr. Wolhardt was with Morgan Stanley Private Equity Asia and was responsible for its private equity business in China. Mr. Wolhardt has been actively involved in advising on investments in Yageo Corporation, China Modern Dairy, Far East Horizon, and China Outfitters. Mr. Wolhardt currently serves as a non-executive director of China Modern Dairy Holdings Limited, and an independent non-executive director of China Mengniu Dairy Company Limited. Mr. Wolhardt is a Certified Public Accountant and Certified Management Accountant. He received a bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign). Mr. Wolhardt has resigned from the Board of Directors in May 2015.

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

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. Currently Mr. Mark D. Chen and Mr. Albert Chen are Class A directors, Ms. Ting Zheng and Dr. Ken Lu will be Class B directors, and Mr. Yuen Kam and Ms. Jennifer J. Weng will be Class C directors.

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

B.                                                            Compensation

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•                   Mr. Yuen Kam, who is our chairman and director;

•                   Ms. Ting Zheng, who is our chief executive officer and director;

•                   Mr. Albert Chen, who is our chief financial officer and director;

•                   Ms. Yue Deng, who is our chief executive officer of the Beijing division;

•                   Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions; and

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

For the fiscal years ended March 31, 2013, 2014 and 2015, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

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

•                   Severance benefits.  Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. On June 30, 2009, CCBC entered into service contracts with named executive officers and these officers are entitled to severance payments under certain circumstances. See “— Post-Acquisition Employment Agreements”.

•                   Share-based compensation.  On February 18, 2011, at our annual general meeting, our shareholders approved an Incentive Plan which was subsequently amended in August 2014. In December 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. See “— Incentive Plan”.

Name and Principal Position	Year ended March 31,	Salary (1) $	Bonus (1) $	Total (1) $
Yuen Kam	2015	—	—	—
Chairman	2014	—	—	—
	2013	—	—	—
Ting Zheng	2015	345,789	—	345,789
Chief Executive Officer	2014	314,244	386,762	701,006
	2013	252,161	257,636	509,797
Albert Chen	2015	345,789	—	345,789
Chief Financial Officer	2014	314,244	386,762	701,006
	2013	252,161	257,636	509,797
Yue Deng	2015	140,622	—	140,622
Chief Executive Officer — Beijing Division	2014	141,141	103,137	244,278
	2013	132,731	64,409	197,140
Rui Arashiyama	2015	259,602	—	259,602
Chief Executive Officer — Guangdong and Zhejiang Divisions	2014	306,280	128,921	435,201
	2013	213,770	64,409	278,179
Xin Xu	2015	118,066	17,745	135,811
Chief Technology Officer	2014	123,359	53,904	177,263
	2013	114,548	51,300	165,848

(1)                                 Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings in Hong Kong dollars for the years ended March 31, 2013, 2014 and 2015. Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by CSC Holdings in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing, Guangdong and/or Zhejiang for the years ended March 31, 2013, 2014 and 2015. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2015, which was HK$7.7540 to $1.00 and RMB6.1990 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

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

Incentive Plan

On February 18, 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. In December 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. The fair value of each RSU is $4.15, which was based on the market price of the Company’s common stock on the date of grant.

The following table summarizes, as of March 31, 2015, the RSUs (subject to satisfaction of performance criteria prior to vesting, which as of March 31, 2015 have not been met) held by executive officers:

Name	No. of unvested RSUs
Yuen Kam	—
Ting Zheng	1,700,000
Albert Chen	1,300,000
Yue Deng	1,000,000
Rui Arashiyama	1,000,000
Xin Xu	100,000

C.                                                            Board Practices

As of the date of this report, our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Special Committee.

Audit Committee.  The Audit Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chairman of our Audit Committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

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

Compensation Committee.  The Compensation Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Mr. Chen is the chairman of our Compensation Committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

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

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee consists of Mr. Yuen Kam, Ms. Ting Zheng and Dr. Ken Lu. Mr. Kam is the chairman of our Nominating and Corporate Governance Committee. Dr. Lu does not have any direct or indirect material relationship with CCBC other than as a director.

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

Special Committee

On April 27, 2015, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, was formed by our Board of Directors, to consider the GM Proposal and certain other potential transactions involving the Company. See “Information on the Company — History and Development of the Company — Recent Developments”.

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

D.                                                            Employees

As of March 31, 2013, 2014 and 2015, we had 890, 944 and 1,039 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2015:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	200	290	120
Laboratory function	71	95	40
Management and administration	91	81	51
Total	362	466	211

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

Name and Address	Number of Shares Beneficially Owned	Percentage of Ownership (2)
Directors and executive officers:
Yuen Kam (2)	14,963,054	16.8%
Ting Zheng (3)	1,071,994	1.3%
Albert Chen (4)	393,064	*
Mark D. Chen (5)	398,144	*
Dr. Ken Lu (6)	314,049	*
Jennifer J. Weng (5)	398,144	*
Yue Deng (7)	142,934	*
Xin Xu (8)	71,466	*
All directors and executive officers as a group	17,354,705	19.5%
Principal shareholders:
Golden Meditech Holdings Limited (9)	30,681,266	38.3%
Kent C. McCarthy (10)	10,648,946	13.3%
KKR China Healthcare Investment Limited (11)	22,903,454	22.2%
Cordlife Group Limited (12)	16,123,035	18.1%
Magnum Opus International (PTC) Limited, as trustee (13)	7,080,000	8.8%
Magnum Opus International Holdings Limited (14)	8,809,020	9.9%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                 Percentages based on 80,083,248 shares outstanding as of July 31, 2015, excluding shares owned by us.

(2)                                 Includes (i) 357,331 ordinary shares held by Mr. Yuen Kam; (ii) 8,809,020 ordinary shares issuable upon conversion of senior convertible notes, with a principal amount of $25 million at a conversion price of $2.838 per share, held by Magnum Opus (see note (14) below); and (iii) 5,796,703 ordinary shares of 30,681,266 ordinary shares beneficially owned by Golden Meditech (see note (9) below) in which Mr. Kam owns 18.9% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

(3)                                 Does not include 1,700,000 RSUs held by Ms. Ting Zheng subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(4)                                 Includes (i) 321,598 ordinary shares held by Mr. Albert Chen; and (ii) 71,466 ordinary shares held by his spouse. Does not include 1,300,000 million RSUs held by Mr. Chen subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(5)                                 Includes (i) 53,488 ordinary shares held by Ms. Jennifer J. Weng; (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark D. Chen; and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Mr. Chen and Ms. Weng are married. Does not include 110,000 RSUs held by each of Mr. Chen and Ms. Weng subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(6)                                 Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director. Does not include 110,000 RSUs held by Dr. Lu subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(7)                                 Does not include 1,000,000 RSUs held by Ms. Yue Deng subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(8)                                 Does not include 100,000 RSUs held by Ms. Xin Xu subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(9)                                 Includes 30,681,266 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech.

(10)                          Includes (i) 6,670,000 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 1,858,291 ordinary shares held by JCF CO LF, L.P.; (iii) 1,308,901 ordinary shares held by JHAB Fund II, LLC; (iv) 226,754 ordinary shares held by McCarthy Family SD, LLC; (v) 300,000 ordinary shares held by 7-2010 GRAT 5 Under Kent C. McCarthy GRAT Tr Dtd 4-23-2010 (“GRAT 5”); and (vi) 285,000 ordinary shares held by 7-2010 GRAT 6 Under Kent C. McCarthy GRAT Tr Dtd 4-23-2010 (“GRAT 6”).

Mr. Kent C. McCarthy is the manager of Jayhawk Private Equity, LLC, which is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is also the manager of Jayhawk Capital Management, LLC, which is the general partner of JCF CO LF, L.P. As a result, Mr. McCarthy and Jayhawk Capital Management, LLC are deemed to be beneficial owners of the securities owned of record by JCF CO LF, L.P. Mr. McCarthy is also the manager of JHAB Management II, LLC, which is the manager of JHAB Fund II, LLC. As a result, Mr. McCarthy and JHAB Management II, LLC are deemed to be beneficial owners of the securities owned of record by JHAB Fund II, LLC. Mr. McCarthy also has the power to exercise investment control over the shares owned by McCarthy Family SD, LLC. As a result, Mr. McCarthy is deemed to be beneficial owner of the securities owned of record by McCarthy Family SD, LLC. Mr. McCarthy is the beneficiary of GRAT 5 and GRAT 6. As a result, Mr. McCarthy is deemed to be beneficial owner of the securities owned of record by GRAT 5 and GRAT 6. Information derived from a Form 4 filed on January 21, 2015.

(11)                      Represents 22,903,454 ordinary shares issuable upon conversion of senior convertible notes, with a principal amount of $65 million at a conversion price of $2.838 per share, held by KKRCHL. KKRCHL has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 22.2% of the Company’s enlarged share capital. The senior convertible notes were issued on April 27, 2012. In May 2015, we were informed that, in connection with the GM Proposal, Golden Meditech had entered into agreements to purchase the outstanding convertible notes previously issued by the Company from KKRCHL, subject to certain closing conditions. As of the date of this report, the purchase of the convertible notes has not completed and KKRCHL has not converted any portion of its convertible notes into the Company’s ordinary shares.

(12)                      Includes (i) 7,314,015 ordinary shares held by Cordlife Singapore; and (ii) 8,809,020 ordinary shares issuable upon conversion of senior convertible notes, with principal amount of $25 million at a conversion price of $2.838 per share, to Cordlife Singapore. Cordlife Singapore has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the original issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 9.9% of the Company’s enlarged share capital. The senior convertible notes were originally issued on October 3, 2012. In May 2015, we were informed that, in connection with the GM Proposal, Golden Meditech had entered into agreements to purchase the outstanding convertible notes previously issued by the Company and 7,314,015 ordinary shares from Cordlife Singapore, subject to certain closing conditions. As of the date of this report, the purchase of the convertible notes has not completed and Cordlife Singapore has not converted any portion of its convertible notes into the Company’s ordinary shares.

(13)                      Magnum Trustee has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Yuen Kam may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Kam.

(14)                      Represents 8,809,020 ordinary shares issuable upon conversion of senior convertible notes, with a principal amount of $25 million at a conversion price of $2.838 per share, held by Magnum Opus. Magnum Opus has the right to convert the senior convertible notes into the Company’s ordinary shares at any time within five years subsequent to the original issuance date. Should the senior convertible notes be fully converted into the Company’s ordinary shares, the shares thus converted would represent approximately 9.9% of the Company’s enlarged share capital. The senior convertible notes were originally issued on October 3, 2012. In May 2015, we were informed that, in connection with the GM Proposal, Golden Meditech had entered into agreements to purchase the outstanding convertible notes previously issued by the Company from Magnum Opus, subject to certain closing conditions. As of the date of this report, the purchase of the convertible notes has not completed and Magnum Opus has not converted any portion of its convertible notes into the Company’s ordinary shares.

As of June 30, 2015, 40.4% of our outstanding ordinary shares are held by 7 record holders in the United States.

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

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a subsidiary of Golden Meditech and is engaged in manufacturing and sale of medical devices. The property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000 for a period of 5.5 years and expired in December 2014. In December 2014, the lease was further renewed at a monthly rental of RMB120,000 for a period of 5 years expiring in December 2019. The new lease covers premises of 1,920 square meters.

Convertible notes

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. On November 10, 2014, Golden Meditech sold one half of such notes to Magnum Opus and one half to Cordlife Singapore for a total consideration of approximately $88.1 million. Each of Magnum Opus and Cordlife Singapore currently own $25 million in aggregate principal amount of such notes. Magnum Opus and Cordlife Singapore have the right to convert the convertible notes into our ordinary shares at any time within five years subsequent to the original issuance date. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the orginal issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

In May 2015, we were informed that, in connection with the GM Proposal, Golden Meditech had entered into agreements to purchase all outstanding convertible notes previously issued by the Company from the current holders thereof, subject to certain closing conditions.

Commercial Arrangement

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the years ended March 31, 2014 and 2015, the Company purchased raw materials of RMB14.3 million and RMB15.7 million ($2.5 million) from China Bright Group Co. Limited, a subsidiary of Golden Meditech.

Strategic Alliance Agreement

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we have obtained a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, at a fee. During the year ended March 31, 2015, RMB0.3 million ($0.05 million) was paid to Cordlife Singapore regarding the sub-license right. No such fee was paid in the year ended March 31, 2014. We do not expect the amounts, if any, payable in future periods to be material.

C.                                                            Interests of Experts and Counsel

Not required.

ITEM 8.                                                FINANCIAL INFORMATION

A.                                                            Consolidated Statements and Other Financial Information

See Item 18.

B.                                                            Significant Changes

None

ITEM 9.                                                THE OFFER AND LISTING

A.                                                            Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2015, the high and low sale prices for CCBC’s shares as reported on the NYSE (See Item 9C for the dates that the securities were traded on each market).

	High	Low
Fiscal Annual Highs and Lows
2013	$3.20	$2.41
2014	4.44	2.76
2015	6.39	4.07
Fiscal Quarterly Highs and Lows
2014
First Quarter	3.02	2.76
Second Quarter	4.41	2.81
Third Quarter	4.23	3.71
Fourth Quarter	4.44	3.82
2015
First Quarter	5.58	4.07
Second Quarter	5.70	4.32
Third Quarter	5.19	4.15
Fourth Quarter	6.39	4.27
2016
First Quarter	7.22	5.09
Monthly Highs and Lows
January 2015	4.96	4.27
February 2015	5.38	4.70
March 2015	6.39	4.65
April 2015	7.22	5.09
May 2015	6.35	5.95
June 2015	6.44	6.12

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

Special Resolution.  A resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds (66 and 2/3%) of votes cast by such members as, being entitled so to do, vote in person or by duly authorized representative or by proxy at a duly convened general meeting.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2015, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 80,220,147 ordinary shares fully paid or credited as fully paid.

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

Alteration of Memorandum and Articles of Association or Share Rights.  Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by Special Resolution of the shareholders.

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

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Tax Treatment of CCBC after the Redomestication and the Share Exchange

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to have applied to the Redomestication, then, among other things, CCBC, as the surviving entity, would have been subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Share Exchange, as if it were a domestic corporation.

After the completion of the Share Exchange, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona pursuant to the regulations under Section 7874) should have been considered as owning, by reason of owning (or being treated as owning) stock of Pantheon Arizona, less than 80% of the voting power and the value of the shares of CCBC (including any warrants treated as shares of CCBC pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not have applied to treat CCBC as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of comprehensive guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and Share Exchange, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Share Exchange for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would have been satisfied (and CCBC would have been treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona), by reason of owning (or being treated as owning) stock of Pantheon Arizona, would have owned all of the shares (including any warrants treated as shares) of CCBC immediately after the Redomestication. Although normal “step transaction” tax principles supported the view that the Redomestication and the Share Exchange should have been viewed together for purposes of determining whether Section 7874(b) was applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that CCBC has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% medicare contribution tax on unearned income, including, without limitation, cash dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or “QEF”, rules discussed below under “— Passive Foreign Investment Company Rules”, but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2015, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold such shares for their fair market value on the “qualification date”. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC generally will be treated as ordinary income. Special tax rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC (including the NYSE) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares are currently listed and traded on the NYSE, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

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

In addition, we will file annual reports and other information with the SEC. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-202-551-8090 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at http://www.sec.gov.

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

We had cash and cash equivalents denominated in U.S. dollars of approximately $28.2 million as of March 31, 2015. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2015, we had cash and cash equivalents of RMB2,436.7 million ($393.1 million). Aside from the RMB60.0 million ($9.7 million) bank loan with monthly fixed interest rate of 0.6% and RMB815.9 million ($131.6 million) convertible notes with annual fixed interest rates of 12%, we do not maintain any credit facilities as of March 31, 2015. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2015, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2015 from RMB9.0 million ($1.4 million) to RMB8.1 million ($1.3 million).

Equity Price Risk

As of March 31, 2015, we had available-for-sale equity securities of RMB122.4 million ($19.7 million). The available-for-sale equity securities represent our equity investments in CBB and Cordlife Singapore, which are publicly traded company on the Australian Securities Exchange and Singapore Exchange, respectively. As of March 31, 2015, we owned 11.4% equity interest in CBB and 9.8% equity interest in Cordlife Singapore. Both investments in CBB and Cordlife Singapore are exposed to price fluctuations. As of March 31, 2015, there were total unrealized net holding losses of RMB6.9 million ($1.1 million) recorded in CBB and total unrealized net holding gains of RMB95.8 million ($15.4 million) recorded in Cordlife Singapore, respectively.

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

As of March 31, 2015, we had trading securities of RMB7.7 million ($1.2 million), representing RMB7.5 million preference shares issued by a commercial bank in the PRC. Investment in such preference shares is exposed to price fluctuations. During the year ended March 31, 2015, unrealized gain on trading securities amounted to RMB0.2 million ($0.03 million).

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2015. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2015, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2015.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2015.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Cord Blood Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and its subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated July 31, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

July 31, 2015

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

	For the year ended March 31,
	2015		2014	2013
	$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	925	5,733	6,615	5,969
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	925	5,733	6,615	5,969

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014 and July 30, 2015, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015 and July 30, 2016, respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2015.

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

The NYSE Listed Company Manual provides that a majority of the board of directors and each member of a listed company’s Nominating and Corporate Governance Committee must be “independent” as set forth in Section 303A.02 of the NYSE Listed Company Manual. We currently expect to use this exception to enable us to maintain a board composed of less than a majority of independent directors and to appoint non-independent director(s) to our Nominating and Corporate Governance Committee. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

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

4.26	2011 China Cord Blood Corporation Restricted Share Unit Scheme, as amended (11)
4.27	7% Senior Convertible Note issued to Magnum Opus International Holdings Limited due 2017 (12)
4.28	7% Senior Convertible Note issued to Cordlife Group Limited due 2017 (12)
4.29	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.30	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.31	Non-binding proposal letter from Golden Meditech Holdings Limited, dated April 27, 2015 (14)

8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-183143 and 333-191121)
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

(11)                                   Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on August 21, 2014.

(12)                                   Incorporated by reference to the Schedule 13D/A jointly filed by Magnum Opus International Holdings Limited, Cordlife Group Limited and Mr. Yuen Kam on November 10, 2014.

(13)                                   Incorporated by reference to the Schedule 13D filed by Magnum Opus International (PTC) Limited on February 10, 2015.

(14)                                   Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on April 27, 2015.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CORD BLOOD CORPORATION

July 31, 2015	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China Cord Blood Corporation

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and its subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and its subsidiaries as of March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

July 31, 2015

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2014	2015	2015
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		1,882,901	2,436,655	393,072
Trading securities		—	7,708	1,243
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; March 31, 2015: RMB28,624 (US$4,618))	3	95,273	120,762	19,480
Inventories	4	31,583	23,803	3,840
Prepaid expenses and other receivables	5	37,010	19,508	3,147
Debt issuance costs	14	3,616	3,592	579
Deferred tax assets	17(c)	7,664	10,270	1,657
Total current assets		2,058,047	2,622,298	423,018

Property, plant and equipment, net	6	626,632	603,167	97,301
Non-current deposits	7	208,894	207,258	33,434
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; March 31, 2015: RMB55,211 (US$8,906))	3	225,496	194,238	31,334
Inventories	4	48,385	58,224	9,392
Intangible assets, net	8	120,549	115,928	18,701
Available-for-sale equity securities	9	144,247	122,416	19,748
Other investment	10	189,129	189,129	30,510
Debt issuance costs	14	7,854	4,210	679
Deferred tax assets	17(c)	1,789	2,618	422
Total assets		3,631,022	4,119,486	664,539

LIABILITIES

Current liabilities
Bank loan	11	60,000	60,000	9,679
Accounts payable		10,422	12,673	2,044
Accrued expenses and other payables	12	102,559	87,381	14,097
Deferred revenue	13	196,432	220,140	35,512
Amounts due to related parties	20	21,453	20,802	3,355
Income tax payable		2,571	10,081	1,626
Deferred tax liabilities	17(c)	3,900	9,100	1,468
Total current liabilities		397,337	420,177	67,781

Convertible notes	14	777,753	815,851	131,610
Non-current deferred revenue	13	823,921	1,099,399	177,351
Other non-current liabilities	12(i)	164,077	215,585	34,777
Deferred tax liabilities	17(c)	27,938	25,261	4,075
Total liabilities		2,191,026	2,576,273	415,594

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2014	2015	2015
		RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2014 and 2015, respectively	15(a)	50	50	8
Additional paid-in capital		798,221	814,678	131,420
Treasury stock, at cost (March 31, 2014 and 2015: 136,899 shares, respectively)	15(c)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income		84,263	63,230	10,200
Retained earnings		555,323	662,615	106,891
Total equity attributable to China Cord Blood Corporation		1,435,042	1,537,758	248,065

Non-controlling interests		4,954	5,455	880

Total equity		1,439,996	1,543,213	248,945

Commitments and contingencies	24	—	—	—

Total liabilities and equity		3,631,022	4,119,486	664,539

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Years ended March 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$

Revenues	16	526,123	572,857	635,122	102,456
Direct costs		(106,621)	(106,225)	(130,611)	(21,070)
Gross profit		419,502	466,632	504,511	81,386

Operating expenses
Research and development		(8,459)	(9,773)	(9,907)	(1,598)
Sales and marketing		(93,684)	(112,689)	(127,927)	(20,637)
General and administrative		(108,045)	(112,244)	(131,681)	(21,242)
Total operating expenses		(210,188)	(234,706)	(269,515)	(43,477)

Operating income		209,314	231,926	234,996	37,909

Other expense, net
Interest income		15,064	16,870	18,252	2,944
Interest expense	6	(70,097)	(70,075)	(101,102)	(16,309)
Exchange (loss)/gain		(984)	80	(231)	(37)
Dividend income	9 & 10	4,685	9,911	2,344	378
Others		203	2,212	861	139
Total other expense, net		(51,129)	(41,002)	(79,876)	(12,885)

Income before income tax		158,185	190,924	155,120	25,024

Income tax expense	17(a)	(38,543)	(58,398)	(47,327)	(7,635)
Net income		119,642	132,526	107,793	17,389

Net income attributable to non-controlling interests		(7,195)	(623)	(501)	(81)
Net income attributable to China Cord Blood Corporation’s shareholders		112,447	131,903	107,292	17,308

Net income per share:	19
Attributable to ordinary shares
- Basic		1.49	1.60	1.36	0.22
- Diluted		1.49	1.60	1.36	0.22

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		1,296	8,299	4,642	749
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax		(9,120)	57,708	(25,675)	(4,142)
Comprehensive income		111,818	198,533	86,760	13,996

Comprehensive income attributable to non-controlling interests		(7,172)	(623)	(501)	(81)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders		104,646	197,910	86,259	13,915

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
							Accumulated
		Share capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2012		73,140,147	50	865,654	—	—	26,057	310,973	32,893	1,235,627
Net income		—	—	—	—	—	—	112,447	7,195	119,642
Other comprehensive income		—	—	—	—	—	(7,801)	—	(23)	(7,824)
Repurchase of shares	15(c)	—	—	—	(7,450,914)	(131,302)	—	—	—	(131,302)
Sales of treasury shares	1(b)	—	—	3,341	7,314,015	128,487	—	—	—	131,828
Acquisition of non-controlling interests	1(b)	—	—	(70,774)	—	—	—	—	(35,734)	(106,508)
Balance as of March 31, 2013		73,140,147	50	798,221	(136,899)	(2,815)	18,256	423,420	4,331	1,241,463
Net income		—	—	—	—	—	—	131,903	623	132,526
Other comprehensive income		—	—	—	—	—	66,007	—	—	66,007
Balance as of March 31, 2014		73,140,147	50	798,221	(136,899)	(2,815)	84,263	555,323	4,954	1,439,996
Net income		—	—	—	—	—	—	107,292	501	107,793
Other comprehensive income		—	—	—	—	—	(21,033)	—	—	(21,033)
Share-based compensation	18	—	—	16,457	—	—	—	—	—	16,457
Balance as of March 31, 2015		73,140,147	50	814,678	(136,899)	(2,815)	63,230	662,615	5,455	1,543,213

Balance as of March 31, 2015 - US$			$8	$131,420		$(454)	$10,200	$106,891	$880	$248,945

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Operating activities:
Net income		119,642	132,526	107,793	17,389
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		1,066	(32)	23	4
Depreciation of property, plant and equipment	6	31,253	32,444	45,988	7,419
Amortization of intangible assets	8	4,621	4,621	4,621	745
Deferred income taxes	17(a)	(194)	8,398	(912)	(147)
Provision for doubtful accounts	3(b)	7,468	17,973	25,042	4,040
Interest on convertible notes	14	26,791	13,835	43,412	7,003
Amortization of debt issuance costs	14	3,062	3,610	3,610	582
Share-based compensation	18	—	—	16,535	2,667
Unrealized gain on trading securities		—	—	(201)	(32)

Changes in operating assets and liabilities:
Non-current deposits		1,513	261	12	2
Trading securities		354	—	(7,531)	(1,215)
Accounts receivable		3,334	(16,296)	(19,273)	(3,109)
Inventories		(8,678)	(29,973)	(2,059)	(332)
Prepaid expenses and other receivables		(3,470)	(25,441)	17,410	2,809
Accounts payable		3,547	532	2,251	363
Accrued expenses and other payables		42,080	11,036	276	45
Deferred revenue		289,942	317,767	299,186	48,263
Other non-current liabilities		46,380	56,745	51,718	8,342
Amounts due to related parties		10,881	10,421	(545)	(88)
Income tax payable		(960)	(2,412)	7,510	1,211
Net cash provided by operating activities		578,632	536,015	594,866	95,961

Investing activities:
Purchase of property, plant and equipment		(226,241)	(150,093)	(37,797)	(6,097)
Investment deposit	7	(213,160)	—	—	—
Proceeds from disposal of property, plant and equipment		450	210	13	2
Acquisition of other investment	10	(54,766)	—	—	—
Acquisition of available-for-sale equity securities	9	—	—	(4,647)	(750)
Net cash used in investing activities		(493,717)	(149,883)	(42,431)	(6,845)

Financing activities:
Repayment of bank loan	11	(45,000)	(50,000)	(60,000)	(9,679)
Proceeds from bank loan	11	50,000	60,000	60,000	9,679
Payment for repurchase of shares	15(c)	(126,819)	(4,422)	—	—
Net proceeds from sale of treasury stock and acquisition of non-controlling interests	1(b)	25,320	—	—	—
Proceeds from issuance of convertible notes	14	730,493	—	—	—
Payment of debt issuance costs	14	(15,276)	(3,242)	—	—
Net cash provided by financing activities		618,718	2,336	—	—

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	(3,845)	334	1,319	213

Net increase in cash and cash equivalents	699,788	388,802	553,754	89,329

Cash and cash equivalents at beginning of year	794,311	1,494,099	1,882,901	303,743

Cash and cash equivalents at end of year	1,494,099	1,882,901	2,436,655	393,072

Non-cash investing and financing activities:
Payable for property, plant and equipment	1,675	41,055	—	—
Payable for share repurchases	4,483	—	—	—
Payable for debt issuance costs	3,242	—	—	—

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	40,105	64,683	47,234	7,620
Cash refund during the year for income taxes	408	429	18,404	2,969
Cash paid for interest, net of capitalized interest	3,512	28,096	49,892	8,048

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)                                 Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2015, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

The operation of cord blood banks in the PRC is regulated by certain laws and regulations. Cord blood banks in the PRC are required to possess a Blood Station Operation License. The licensing process for a cord blood bank is stringent and lengthy. The government authorities grant Blood Station Operation Licenses to cord blood banks that provide cord blood banking services. Cord blood banks collecting cord blood units from donors and providing matching cord blood units to the public without a duly obtained Blood Station Operation License face the risk of being shut down by the government. Seven cord blood banking licenses have been issued by the authorities as of March 31, 2015, of which the Company holds three. Due to the lack of a consistent and well-developed regulatory framework, operation in the cord blood banking industry in the PRC involves significant ambiguities, uncertainties and risks. The industry is highly regulated and any unilateral changes in regulations by the authorities may have a significant adverse impact on the Group’s results of operations.

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

In May 2007, China Stem Cells (South) Company Limited (“CSC South”), a then 90% subsidiary of the Company, acquired the entire equity interest of Guangzhou Nuoya for consideration of RMB30,949. Guangzhou Nuoya was established under the laws of the PRC in June 1997 as a domestic limited liability company. It became a WFOE in May 2007. Guangzhou Nuoya has been granted the right to operate cord blood banks in the Guangdong province, the PRC. In November 2012, CSC South repurchased 10% of its shares from Cordlife (Hong Kong) Limited, a subsidiary of Cordlife Group Limited (“CGL”), at a consideration of US$16,800. The shares repurchased were subsequently cancelled. The difference between the consideration paid and the carrying amount of non-controlling interest equal to RMB70,774 at the repurchase date was charged to additional paid-in capital. Concurrently, CGL acquired 7,314,015 shares, which were held by the Company as treasury stock (representing 10% of the Company’s ordinary shares at the time of the transaction) at a consideration of US$20,800. The difference between the consideration received from sale of the shares over the cost of the treasury shares equal to RMB3,341 was credited to additional paid-in capital. As a result, the Company received a net proceed of US$4,000 (RMB25,320) from the above two transactions and CSC South and its subsidiary became wholly owned subsidiaries of the Company.

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

(b)                                 Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the establishment of the selling prices of multiple deliverables in revenue arrangements, the estimation of direct costs for the provision of donated cord blood for transplantation and research, the useful lives of property, plant and equipment and intangible assets, the valuation allowances for receivables and deferred tax assets, the realizability of inventories and the fair values of share-based compensation.

(c)                                  Foreign currency transactions and translation

The reporting currency of the Company is Renminbi (“RMB”).

The functional currency of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou is RMB and the functional currency of the Company is United States dollars (“US$”). The functional currencies of subsidiaries of the Company outside the PRC are either US$ or Hong Kong dollars.

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2015 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.1990, being the spot exchange rate of U.S. dollars in effect on March 31, 2015 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2015 or at any other date.

(d)                                 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2014 and 2015, cash and cash equivalents maintained in the PRC amounted to RMB1,812,007 and RMB2,261,306 (US$364,786), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2014		2015
	Foreign currency	RMB	Foreign currency	RMB

U.S. dollars	398	2,474	28,168	173,419
Australian dollars	242	1,378	1	5
Renminbi	1,812,025	1,812,025	2,261,327	2,261,327
Hong Kong dollars	81,188	64,503	2,361	1,863
Singapore dollars	515	2,521	9	41

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

Trading securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on trading securities are included in earnings.

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

A decline in the market value of available-for-sale securities that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Dividend income is recognized in other income when earned.

(f)                                    Accounts receivable

Accounts receivable represent amounts due from subscribers for cord blood processing and storage services, which are recognized in accordance with the Company’s revenue recognition policies (Note 2(k)). Installments receivable from subscribers which are due for repayment in over one year under the deferred payment option are classified as non-current accounts receivable. Accounts receivable are stated net of allowance for doubtful accounts.

The allowance for doubtful accounts is the Group’s best estimate of the amount of estimated losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowances for doubtful accounts quarterly. Outstanding account balances are reviewed on a pooled basis by ageing of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s PRC subsidiaries are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtor’s inability to make payments. For financial reporting purposes, the Company’s PRC subsidiaries generally record write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is recorded and the time the doubtful accounts are written off against the related allowance. The Group does not have any off-balance-sheet credit exposure related to its customers.

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

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	37.5 — 50 years
Leasehold improvements	Shorter of the lease term or estimated useful lives of 10 years
Machineries	5 — 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	3 — 5 years

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

(i)                                    Intangible assets

Intangible assets represent the operating rights to operate cord blood bank and are stated at the fair value on the date of acquisition less accumulated amortization. Where payment for an operating right is non-deductible for tax purpose, the simultaneous equations method is used to record the assigned value of the asset and the related deferred tax liability, such that the carrying amount of the asset upon initial recognition less deferred tax liability recognized equals the amount paid for the asset. Amortization expenses are recognized on a straight-line basis over the estimated useful life of the operating rights of 30 years.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful life of the assets or the Group’s estimate that it will recover its carrying amount from future operations could change in the future.

(j)                                    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2013, 2014 and 2015.

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

The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and cord blood storage services are to be accounted for as separate units.

Pursuant to the Agreement, no penalty is charged to customers for early termination of the cord blood storage service.

The Group considers all reasonably available information to allocate the overall arrangement fee to cord blood processing and cord blood storage services based on their relative selling prices.

The Group recognizes processing fee revenue upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period.

During the years ended March 31, 2013, 2014 and 2015, the Group offered its customers three payment options:

(i)                         Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee in advance at the beginning of each one-year renewal period;

(ii)                      Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and an upfront payment of storage fees for a period of eighteen years; and

(iii)                   Payment of the processing fee by installment over multiple periods and the annual storage fee in advance at the beginning of each one-year renewal period or an upfront payment of storage fees for a period of eighteen years paid by four installments. Certain installment option includes an initial processing fee payment upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment for the consecutive periods, representing a surcharge to the total amount of processing fees payable under payment options (i) and (ii).

Under payment option (iii), installments due for payment beyond one year are classified as non-current accounts receivable. The surcharge payable by customers under the installment plan is recognized as interest income using the effective interest method.

The recognition of storage revenue is ceased when the collectability of the storage fees from the customers is not reasonably assured due to delinquency of payment by the customers. During the years ended March 31, 2013, 2014 and 2015, the Group ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months.

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

(m)                              Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses in the consolidated statements of comprehensive income amounted to RMB19,215, RMB30,785 and RMB30,899 (US$4,985) for the years ended March 31, 2013, 2014 and 2015, respectively.

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

(p)                                 Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

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

(s)                                   Share-based compensation

The Group recognizes share-based payments as compensation cost and measures such cost based on the grant date fair value of the equity instrument issued. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

The service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date; however the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date, or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. For the purpose of determining the service inception date, authorization of an award is the date on which all approval requirements are completed unless approval is perfunctory.

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

(v)                                  Recently issued accounting standards

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”), which changes the requirements for reporting discontinued operations. ASU 2014-08 limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. As a result, the Company expects to report fewer discontinued operations under the new standard than would otherwise be reported under previous requirements. ASU 2014-08 is effective for any disposals of components of the Company in annual reporting periods beginning after December 15, 2014, and interim periods within those years.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

In January 2015, the FASB issued ASU 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

3                                         Accounts receivable, net

(a)                                Accounts receivable consist of the following:

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Accounts receivable	383,794	398,835	64,338
Less: Allowance for doubtful accounts	(63,025)	(83,835)	(13,524)
Total accounts receivable, net	320,769	315,000	50,814

Representing:

Current portion:
- Processing fees	64,838	78,911	12,729
- Storage fees	28,894	39,522	6,375
- Others	1,541	2,329	376
	95,273	120,762	19,480
Non-current portion:
- Processing fees	225,496	194,238	31,334
Total accounts receivable, net	320,769	315,000	50,814

Non-current gross accounts receivable as of March 31, 2015 are due for payment as follows:

	March 31, 2015
	RMB	US$
Fiscal years ending March 31,
2017	31,504	5,082
2018	30,874	4,980
2019	29,133	4,700
2020	29,558	4,768
2021 and thereafter	184,118	29,701
	305,187	49,231

(b)                                 An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Balance at beginning of year	52,544	50,473	63,025	10,167
Charged to allowance for doubtful accounts	7,468	17,973	25,042	4,040
Write-off charged against the allowance for the year	(9,539)	(5,421)	(4,232)	(683)
Balance at end of year	50,473	63,025	83,835	13,524

The Group continuously monitors the recoverability of the accounts receivable, the credit quality of such receivables, the effectiveness and the efficiency of its collection efforts.

During the years ended March 31, 2013, 2014 and 2015, the Group wrote-off accounts receivable of RMB9,539, RMB5,421 and RMB4,232 (US$683), which were aged over three years since there was sufficient evidence available to prove the debtor’s inability to make payments.

4                                         Inventories

Inventories consist of the following:

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Current portion:
- Consumables and supplies	31,583	23,803	3,840

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	48,385	58,224	9,392
Total current and non-current inventories	79,968	82,027	13,232

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories was made during the years ended March 31, 2013, 2014 and 2015.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon shipment of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2015, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2013, 2014 and 2015.

5                                         Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Prepaid expenses	20,593	14,326	2,311
Tax receivables	13,406	548	88
Other receivables	3,011	4,634	748
Total prepaid expenses and other receivables	37,010	19,508	3,147

Other receivables mainly include advance payments to employees and rental deposits.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Buildings	578,513	581,252	93,766
Leasehold improvements	14,864	14,864	2,398
Machineries	118,449	137,811	22,231
Motor vehicles	14,885	15,209	2,453
Furniture, fixtures and equipment	35,433	40,132	6,474
Construction-in-progress	9,684	4,283	691
	771,828	793,551	128,013
Less: Accumulated depreciation	(145,196)	(190,384)	(30,712)
Total property, plant and equipment, net	626,632	603,167	97,301

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Direct costs	17,421	18,150	28,819	4,649
Research and development	2,073	1,863	2,231	360
Sales and marketing	2,805	2,611	2,530	408
General and administrative	8,954	9,820	12,408	2,002
Total depreciation expense	31,253	32,444	45,988	7,419

Interest cost incurred consists of the following:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Interest cost capitalized	1,274	25,912	—	—
Interest cost charged to income	70,097	70,075	101,102	16,309
Total interest cost incurred	71,371	95,987	101,102	16,309

As of March 31, 2014 and 2015, buildings with carrying value of RMB114,570 and RMB107,509 (US$17,343) were collateralized for short-term bank loans of RMB60,000 and RMB60,000 (US$9,679), respectively (Note 11).

7                                         Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2014	2015	2015
		RMB	RMB	US$

Investment deposit	(i)	208,591	207,226	33,429
Deposit for machineries purchase		303	32	5
Total non-current deposits		208,894	207,258	33,434

Note:

(i)                           During the year ended March 31, 2013, the Group signed a Letter of Intent with a third party for a potential acquisition of the equity interests in a company in the healthcare industry and the Group remitted a refundable earnest money deposit of US$33,660 (RMB207,226) to this third party and commenced the relevant work with respect to the investment opportunity. As of the date of this report, the project is still on-going.

8                                         Intangible assets, net

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	22,363
Less: Accumulated depreciation	(18,079)	(22,700)	(3,662)
Total intangible assets, net	120,549	115,928	18,701

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$157) for the years ended March 31, 2013, 2014 and 2015, respectively. The operating right is subject to renewal and the next renewal is due in May 2018.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124) which was fully settled in August 2011. Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$588) for the years ended March 31, 2013, 2014 and 2015, respectively. The operating right is subject to renewal and the next renewal is due in September 2016.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2015 are:

	March 31, 2015
	RMB	US$
Fiscal years ending March 31,
2016	4,621	745
2017	4,621	745
2018	4,621	745
2019	4,621	745
2020 and thereafter	97,444	15,721
Total amortization expenses	115,928	18,701

9                                         Available-for-sale equity securities

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Life Corporation Limited - listed on Australian Securities Exchange	4,630	4,205	678
Cordlife Group Limited - listed on Singapore Exchange	139,617	118,211	19,070
Total listed equity securities, at market	144,247	122,416	19,748

During the year ended March 31, 2008, the Group acquired 11,730,000 ordinary shares of Cordlife Limited (“CBB”) at a total cost of RMB53,699. CBB was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, and was listed on the Australian Securities Exchange. During the year ended March 31, 2009, the Group acquired an additional 5,795,000 ordinary shares of CBB at a total cost of RMB11,172, satisfied in cash. The Group further subscribed for 6,841,666 shares of CBB at a total cost of RMB13,245, satisfied in cash, during the year ended March 31, 2011. As of March 31, 2011, the Group held 24,366,666 ordinary shares of CBB.

On June 16, 2011, the shareholders of CBB approved a capital reduction by way of distribution in specie. The scheme involved a spin off of Cordlife Pte Ltd from CBB, and the shares of Cordlife Pte Ltd were distributed to the then shareholders of CBB on a pro rata basis. The restructuring and distribution in specie were completed and effective on June 30, 2011. After the restructuring of CBB as of June 30, 2011, the Group owned a total of 24,366,666 shares in each of CBB and Cordlife Pte Ltd, respectively. The Group’s original investment in CBB upon the completion of restructuring was recognized as two separate investments consisting of CBB and Cordlife Pte Ltd. The capital reduction or the distribution in specie by CBB did not constitute a sale of available-for-sale equity securities. The cost of both investments was determined based on their respective estimated fair values as of the restructuring date and adjusted by the unrealized holding gains of CBB recorded in accumulated other comprehensive income on pro rata basis. After the restructuring, Cordlife Pte Ltd was a private company, whose shares did not have a readily determinable fair value. The investment in Cordlife Pte Ltd was therefore accounted for by the cost method under ASC 325-20, before its listing on the Singapore Exchange on March 29, 2012.

In connection with a proposed listing on the Singapore Exchange, Cordlife Pte Ltd changed its name to CGL. On March 29, 2012, CGL was listed on the Singapore Exchange. Upon CGL’s listing on March 29, 2012, the Group accounted for its investment in CGL at fair value.

In July 2013, CBB changed its name to Life Corporation Limited (“LFC”) and in December 2013, LFC did a reverse stock split at the rate of 1 to 3.

As of March 31, 2014, the Group held 8,122,222 ordinary shares in LFC and 24,366,666 ordinary shares in CGL and the Group’s equity interest in LFC and CGL was 11.4% and 9.2%, respectively.

During the year ended March 31, 2015, the Group acquired an additional 1,150,000 ordinary shares of CGL at a total cost of RMB4,647 (US$750), satisfied in cash.

As of March 31, 2015, the Group held 8,122,222 ordinary shares in LFC and 25,516,666 ordinary shares in CGL and the Group’s equity interest in LFC and CGL was 11.4% and 9.8%, respectively.

In February and August 2014 respectively, CGL announced dividends of SGD0.01 per ordinary share relating to CGL’s fiscal year ended June 30, 2014 and the Group received dividends of SGD487 (equivalent to RMB2,344) during the year ended March 31, 2015. Dividends received from CGL during the years ended March 31, 2013, 2014 and 2015 of RMB4,685, RMB2,414 and RMB2,344 (US$378), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

As of March 31, 2014, the cost basis of the available-for-sale equity securities was RMB40,690. Total unrealized net holding losses of LFC was RMB6,527 and total unrealized net holding gains of CGL was RMB121,047. The aggregate fair values was RMB144,247 as of March 31, 2014.

As of March 31, 2015, the cost basis of the available-for-sale equity securities was RMB45,337 (US$7,314). Total unrealized net holding losses of LFC was RMB6,918 (US$1,116) and total unrealized net holding gains of CGL was RMB95,763 (US$15,448). The aggregate fair values was RMB122,416 (US$19,748) as of March 31, 2015.

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

The Group determined that the unrealized loss of LFC as of March 31, 2014 and 2015 was temporary. During the years ended March 31, 2014 and 2015, the market price of LFC was volatile. During the year ended March 31, 2014, the average monthly market price exceeded the cost basis of the investment. As of March 31, 2015, the length of time to which the market value of LFC was less than cost was less than six months.

10                                  Other investment

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Unlisted equity securities, at cost	189,129	189,129	30,510

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

In February 2013, the Group completed its acquisition of 4.08% equity interest of Qilu Stem Cells from Cordlife Service (S) Pte. Ltd., a wholly owned subsidiary of CBB at the time of the acquisition, satisfied in cash of US$8,650 (RMB54,766). Upon completion of the transaction, the Group’s effective equity interest in Qilu Stem Cells increased from 19.92% to 24%. Although the Group increased its effective equity interest in Qilu Stem Cells to over 20%, the Group does not have any representation in the board of directors and does not have the ability to exert significant influence in Qilu Stem Cells. Accordingly, the investment in Qilu Stem Cells is accounted under the cost method as of March 31, 2014 and 2015.

Dividends declared and paid by Qilu Stem Cells during the year ended March 31, 2014 of RMB7,497 were recognized in dividend income in the consolidated statements of comprehensive income. No dividend was declared or paid by Qilu Stem Cells during the years ended March 31, 2013 and 2015.

11                                  Bank loan

On August 12, 2013, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%. The Group repaid the bank loan in full on August 11, 2014.

On August 25, 2014, the Group borrowed RMB60,000 (US$9,679) from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%.

12                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2014	2015	2015
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	15,292	20,035	3,233
Other tax payables		3,927	3,312	534
Accrued salaries, bonus and welfare expenses		23,005	21,026	3,392
Accrued consultancy and professional fees		3,599	3,287	530
Accrued interest on convertible notes	(ii)	26,188	26,017	4,197
Payable for property, plant and equipment		15,969	694	112
Other payables	(iii)	14,579	13,010	2,099
Total accrued expenses and other payables		102,559	87,381	14,097

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

(ii)

Accrued interest on convertible notes represents the interest accrued based on coupon interest rate of 7% of outstanding principle of convertible notes, which is to be settled annually on April 27 (Note 14).

(iii)	Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage and other operating procurement payables.

13                                  Deferred revenue

(a)                                 Deferred revenue consists of the following:

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Payments by customers prior to completion of cord blood processing services	93,597	87,296	14,082
Unearned storage fees	926,756	1,232,243	198,781
Total current and non-current deferred revenue	1,020,353	1,319,539	212,863

Representing:
Current portion	196,432	220,140	35,512
Non-current portion	823,921	1,099,399	177,351
Total current and non-current deferred revenue	1,020,353	1,319,539	212,863

(b)                                 An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Balance at beginning of year	361,034	608,115	926,756	149,501
Deferred revenue arising from new customers	376,536	485,290	509,334	82,164
Credited to income	(129,455)	(166,649)	(203,847)	(32,884)
Balance at end of year	608,115	926,756	1,232,243	198,781

14                                  Convertible notes

On April 27, 2012, the Company completed the sale of US$65,000 in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes to KKR China Healthcare Investment Limited (“KKRCHIL”) (the “KKR Notes”). The KKR Notes are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$65,000 and incurred debt issuance costs of RMB14,260 from the issuance of the KKR Notes. The KKR Notes are senior unsecured obligations, maturing on April 27, 2017 and are not redeemable prior to their maturity at the Company’s option. The KKR Notes are convertible at any time in whole or in part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the KKR Notes that is calculated to provide a 12% Internal Rate of Return (“IRR”).

On October 3, 2012, the Company completed the sale of aggregate US$50,000 senior unsecured convertible notes to Golden Meditech Holdings Limited (“GMHL”), which is a major shareholder of the Company (the “GM Notes”). The GM Notes carry a 7% coupon interest rate and are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$50,000 and incurred debt issuance costs of RMB4,258 from the issuance of the GM Notes. The GM Notes are senior unsecured obligations, maturing on October 3, 2017 and are not redeemable prior to their maturity at the Company’s option. The GM Notes are convertible at any time in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the GM Notes that is calculated to provide a 12% IRR.

In November 2014, GMHL completed the sale of the GM Notes of US$50,000 in aggregate principal amount to Magnum Opus International Holdings Limited (“Magnum”), a private vehicle that is controlled by the Company’s chairman, and CGL, for a total consideration of US$88,090. As a result, the holders of the GM Notes became Magnum and CGL and each of them holds US$25,000 of the GM Notes. All terms and conditions of the GM Notes remain the same after the transfer from GMHL to Magnum and CGL, except for the change of holder name on the convertible notes and the denomination of the fair value of the convertible notes from US$50,000 to US$25,000.

The carrying amounts of each of the convertible notes as of March 31, 2014 and 2015 are summarized in the following table:

	March 31,
	2014	2015	2015
	RMB	RMB	US$

Principal amount of the KKR Notes	403,315	400,175	64,554
Principal amount of the GM Notes	310,302	307,828	49,658
Cumulative interest payables	64,136	107,848	17,398
Carrying amount	777,753	815,851	131,610

Holders of the KKR Notes and GM Notes (collectively the “Notes”) have the right to require the Company to redeem all or any portion of the Notes upon occurrence of events of default. Such events of default under the Notes include suspension from trading or failure of the Company’s ordinary shares to be listed over certain periods (subject to certain exceptions), failure to deliver ordinary shares upon conversion, or failure to pay principal or interest to the holder within certain periods when due and payable (including, without limitation, the Company’s failure to pay any redemption payments), bankruptcy, materially breaches of any covenants or terms in the Notes, the incurrence of any indebtedness of the Group and any final judgment or judgment against the Group exceeding certain amount, and any other event or events that could be expected to have material adverse effects on the Group. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum.

The Notes are entitled to a special redemption payment in the event the Group breaches certain covenants. The KKR Notes are also entitled to a special redemption payment in the event GMHL or certain members of the Company’s senior management violate the terms of certain lock-up agreements they have entered into in favor of KKRCHIL. The Notes contain customary ongoing covenants, including affirmative covenants and negative covenants. Covenants are set out in the convertible notes purchase agreement and/or the Notes, including but not limited to compliance with Securities and Exchange Commission filings and all applicable laws and rules; maintaining Form F-3 eligibility and maintaining and keeping all the current held cord blood banking licenses effective; the Company shall not, without the prior written consent of the holders of the Notes, change its principal business; dissolve, liquidate, reorganize or restructure; merge with any other entity; commence any case, proceeding or other action under bankruptcy, insolvency or similar law; acquire or dispose of assets other than in the ordinary course of business. Also, the Company shall not, without prior written consent of holder of the KKR Notes, approve any budget or business plan or incur any indebtedness such that the outstanding indebtedness is in excess of US$22,000. Any amendment or waiver thereof requires the affirmative consent of a majority of the holder of all outstanding Notes. Additionally, additional payments on the Notes shall be made in the event the Group pays any excess cash dividend in any financial year (see Note 19). Such term provides the holders of the KKR Notes and GM Notes with the ability to participate in any excess cash dividend.

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

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

KKR Notes interest incurred	45,959	50,475	53,222	8,586
GM Notes interest incurred	18,761	37,994	40,008	6,454
Amortization of debt issuance costs	3,062	3,610	3,610	582
Interest cost capitalized	(1,207)	(24,822)	—	—
Total interest expense	66,575	67,257	96,840	15,622

15                                  Shareholders’ equity

(a)                                 Share capital

The Company had 73,140,147 shares outstanding as of March 31, 2012.

During the year ended March 31, 2013, 7,450,914 ordinary shares were repurchased under the share repurchase program (see Note 15(c)), and 7,314,015 of them were sold to CGL (see Note 1(b)). The remaining 136,899 ordinary share repurchased had not been cancelled and was presented as treasury stock in the consolidated balance sheets. As a result, the Company had 73,003,248 shares outstanding as of March 31, 2013, 2014 and 2015.

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

Transfers of RMB22,638, RMB22,858 and RMB8,471 (US$1,367) have been made to the statutory surplus reserve by Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou for the years ended March 31, 2013, 2014 and 2015, respectively. Accumulated statutory surplus reserve as of March 31, 2014 and 2015 amounted to RMB100,937 and RMB109,408 (US$17,649), respectively.

(c)                                  Share repurchase program

On September 15, 2010, the Group announced the authorization of a share repurchase program under which the Company was entitled to repurchase up to US$15,000 of its outstanding ordinary shares. Pursuant to this program, the Company was entitled to repurchase its shares for a period of one year commencing on September 15, 2010 in the open market at prevailing market prices or in block trades. On August 3, 2011, the Board of Directors approved the refreshment of the program for 12 months until August 2, 2012.

On July 31, 2012, the Board of Directors approved a new US$20,000 share repurchase program to replace the previous US$15,000 share repurchase program that expired. During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL (Note 1(b)). The remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 24, 2013, July 30, 2014 and July 30, 2015, the Board of Directors approved a new share repurchase program in the aggregate amount of $20,000 for 12 months until July 24, 2014, July 30, 2015 and July 30, 2016, respectively. During the years ended March 31, 2014 and 2015, the Company did not repurchase any of its shares under the new share repurchase programs.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

In view of the fact that the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cord blood processing fees	394,641	403,058	428,261	69,086
Cord blood storage fees	129,455	166,649	203,847	32,884
Fees derived from the provision of donated cord blood for transplantation and research and others	2,027	3,150	3,014	486
Total revenues	526,123	572,857	635,122	102,456

17                                  Income tax

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and its subsidiaries that are incorporated in the Cayman Islands and the British Virgin Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2013, 2014 and 2015. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2012, Beijing Jiachenhong received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In January 2015, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016.

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

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. During the year ended March 31, 2014, withholding tax of RMB6,000 was levied on dividends distributed by the Company’s PRC subsidiary to the holding company outside the PRC. As of March 31, 2014 and 2015, the Company has provided RMB3,900 and RMB9,100 (US$1,468) for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. As of March 31, 2015, such unremitted earnings that may be subject to the withholding tax amounted to RMB953,111 (US$153,752) and the related unrecognized deferred tax liability was RMB95,311 (US$15,375).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

The PRC	260,462	316,933	284,288	45,860
Non-PRC	(102,277)	(126,009)	(129,168)	(20,836)
Income before income tax expense	158,185	190,924	155,120	25,024

(a)                                 Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Current tax expense	38,737	50,000	48,239	7,782
Deferred tax benefit	(194)	8,398	(912)	(147)
Total income tax expense	38,543	58,398	47,327	7,635

(b)                                 Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Income before income tax expense	158,185	190,924	155,120	25,024

Computed “expected” tax expense	39,546	47,731	38,780	6,256
Non-PRC entities not subject to income tax	25,569	31,502	32,292	5,209
PRC dividend withholding tax	—	9,887	5,200	839
Non-taxable income	—	(1,874)	—	—
Tax rate differential, preferential tax	(26,015)	(29,011)	(29,663)	(4,785)
Others	(557)	163	718	116
Actual income tax expense	38,543	58,398	47,327	7,635

(c)                                  Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2014	2015	2015
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	6,812	9,975	1,609
Non-current accounts receivable	6,406	8,871	1,431
Inventories	2,293	2,278	367
Others	1,226	678	109
Net deferred tax assets	16,737	21,802	3,516

Deferred tax liabilities:
Deferred revenue	(96)	(86)	(14)
Property, plant and equipment	(4,988)	(5,107)	(823)
PRC dividend withholding tax	(3,900)	(9,100)	(1,468)
Intangible assets	(30,138)	(28,982)	(4,675)
Deferred tax liabilities	(39,122)	(43,275)	(6,980)

Net deferred tax liabilities	(22,385)	(21,473)	(3,464)

Classification on consolidated balance sheets:
Current deferred tax assets	7,664	10,270	1,657
Current deferred tax liabilities	(3,900)	(9,100)	(1,468)
Non-current deferred tax assets	1,789	2,618	422
Non-current deferred tax liabilities	(27,938)	(25,261)	(4,075)
Net deferred tax liabilities	(22,385)	(21,473)	(3,464)

For the years ended March 31, 2013, 2014 and 2015, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2010 to 2014 are open to examination by the PRC state and local tax authorities.

18                                  Share-based compensation

At the annual general meeting of the Company on February 18, 2011 (the “Adoption Date”), the shareholders of the Company approved a restricted share unit (the “RSU Scheme”) for the purpose of attracting and retaining skilled and experienced personnel. Certain administrative provisions of the RSU scheme were subsequently amended by the Board of Directors of the Company in August 2014. The RSU Scheme will be valid and effective for a period of ten years commencing from the Adoption Date of the RSU Scheme.

On December 15, 2014 (the “Grant Date”), the Company granted a total of 7,300,000 restricted share units (“RSUs”) to certain executives, directors and key employees (the “RSU Grantees”) under the RSU Scheme. The RSUs will be vested in whole at any time during its valid period, subject to the fulfilment of certain operational and/or financial performance targets as set by relevant committee of the Company’s Board of Directors from time to time. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of the Company. The RSUs are exercisable only if the RSU Grantees remained employed by the Company.

On December 15, 2014, the Company established a trust (the “Trust”) to facilitate the operation of the RSU Scheme and to hold ordinary shares for the benefit of the RSU Grantees as a class. The Trust is administered by a trustee (the “Trustee”) pursuant to the deed of settlement entered into between the Company and the Trustee. On the same day, out of 7,300,000 RSUs granted, 7,080,000 ordinary shares were issued by the Company and deposited into the Trust. Such ordinary shares will be transferred to respective RSU Grantees (or their designated nominees) when the vesting conditions are fulfilled and upon the confirmation of the Board of Directors of the Company. The total equity investment of the Trustee is not sufficient to permit itself to finance its activities without additional subordinated financial support by other parties (e.g. the Company). Also, the Trustee is enslaved to the deed of settlement to manage the Trust fund upon the instructions from the Company. Thus, equity holder of the Trustee does not have the direct or indirect ability to make decisions about the Trustee’s activities that have a significant effect on the success of the Trustee through its equity interest.

The fair value of each RSU is US$4.15, which was based on the market price of the ordinary shares of the Company at Grant Date. During the year ended March 31, 2015, the RSUs granted had not been vested and there were 7,300,000 RSUs outstanding and nil exercisable as of March 31, 2015 with a weighted average remaining contract life of 3 years. Management assessed that the satisfaction of the operational and/or financial performance targets of the RSUs granted are achievable within its valid period.

Share-based compensation expense recognized for non-vested RSUs is allocated to the following expense items:

	Year ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Direct costs	—	—	416	67
Sales and marketing	—	—	4,624	746
General and administrative	—	—	11,495	1,854
Total share-based compensation expense	—	—	16,535	2,667

19                                  Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the years ended March 31, 2013, 2014 and 2015:

	Year ended March 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		112,447	131,903	107,292	17,308
Earnings allocated to participating convertible notes	(i)	(6,053)	(15,050)	(8,108)	(1,308)

Net income for basic and diluted net income per share		106,394	116,853	99,184	16,000

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		71,527,698	73,003,248	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		1.49	1.60	1.36	0.22
- Diluted	(ii)	1.49	1.60	1.36	0.22

Notes:

(i)         The outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the years ended March 31, 2013, 2014 and 2015 in both basic and diluted net income per share computation.

(ii)        During the years ended March 31, 2013, 2014 and 2015, the Company had potentially dilutive ordinary shares of 40,521,495 representing shares issuable upon conversion of the outstanding convertible notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

20                                  Related party transactions

For the years presented, the principal related party transactions and amounts due to related parties are summarized as follows:

		Year ended March 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,440	1,440	1,440	232
Raw material purchase	(ii)	—	14,336	15,683	2,530
Consultancy expenses	(iii)	—	904	1,984	320
Interest expenses	14	18,761	37,994	40,008	6,454
License fee	(iv)	—	—	321	52

		March 31,
	Note	2014	2015	2015
		RMB	RMB	US$

Current liabilities:
Amounts due to related parties	(i), (ii) & 14	21,453	20,802	3,355

Note:

(i)         During the years ended March 31, 2013, 2014 and 2015, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, leased a property to the Group under an operating lease. The monthly rental was RMB174 and renewed at a monthly rental of RMB120 effective from July 2009. The lease period was 5.5 years and expired in December 2014. In December 2014, the lease was further renewed at a monthly rental of RMB120 (US$19) for a period of 5 years expiring in December 2019 and does not include contingent rentals.

(ii)        During the years ended March 31, 2014 and 2015, the Group purchased raw materials from China Bright Group Co. Limited, a subsidiary of GMHL, for an amount of RMB14,336 and RMB15,683 (US$2,530), respectively.

(iii)       During the years ended March 31, 2014 and 2015, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of GMHL, to the Group for an amount of RMB904 and RMB1,984 (US$320), respectively.

(iv)      During the year ended March 31, 2015, CGL charged a license fee payable to the Group for an amount of RMB321 (US$52).

21                                  Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau. The amounts of contributions of RMB12,158, RMB14,337 and RMB17,018 (US$2,745) for the years ended March 31, 2013, 2014 and 2015 respectively, were charged to expense in the consolidated statements of comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Trading securities and available-for-sale equity securities — based on quoted market prices on the last trading value as of March 31, 2015. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other receivables/payables, amounts due to related parties, and short-term bank loan) — cost approximates their respective fair values due to their short-term nature.

Convertible notes — the estimated fair value was US$176,640 and US$218,666 (RMB1,355,511) as of March 31, 2014 and 2015 based on the level 3 valuation technique as compared to a carrying value of RMB777,753 and RMB815,851 (US$131,610) as of March 31, 2014 and 2015. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

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

The Group purchases raw materials from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Year ended March 31,
Suppliers	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%

China Bright Group Co. Limited	—	—	14,336	23	15,683	2,530	25
Hangzhou Baitong Biological Technology Co., Ltd.	7,783	15	—	—	6,600	1,065	10
Shanghai Qiangzhi Biological Technology Co., Ltd.	11,152	22	7,195	11	—	—	—
Cesca Therapeutics Inc.	—	—	10,841	17	—	—	—
Total	18,935	37	32,372	51	22,283	3,595	35

As of March 31, 2014 and 2015, there was no individual accounts payable due to major suppliers that exceeded 10% of outstanding accounts payable balance.

24                                  Commitments and contingencies

(a)                                 Operating lease commitments

For the years ended March 31, 2013, 2014 and 2015, total rental expenses for operating leases were RMB4,666, RMB3,735 and RMB4,536 (US$732), respectively.

The total future minimum payments under non-cancellable operating leases of rental arrangements as of March 31, 2015 are as follows:

	March 31, 2015
	RMB	US$
Fiscal years ending March 31,
2016	1,799	290
2017	1,668	270
2018	1,596	257
2019	1,596	257
2020	1,106	178
Total payments	7,765	1,252

(b)                                 Contractual commitments

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. Commitments as of March 31, 2014 and 2015 under this agreement amounted to RMB2,000 (US$323), respectively.

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The yearly service fee was RMB2,000 and was renewed at a yearly service fee of RMB2,600 (US$419) effective from October 2013. The renewed agreement has a term of twenty years commencing in October 2013.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”). Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The yearly service fee was RMB2,000 and was renewed at a yearly service fee of RMB3,200 (US$516) effective from October 2013.

As of March 31, 2015, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2015
	RMB	US$
Fiscal years ending March 31,
2016	5,800	936
2017	5,800	936
2018	5,800	936
2019	5,800	936
2020	5,800	936
2021 and thereafter	65,767	10,608
Total payments	94,767	15,288

25                                  Subsequent events

On April 27, 2015, the Company’s Board of Directors received a non-binding proposal letter from GMHL, pursuant to which GMHL proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by GMHL for US$6.40 per ordinary share in cash (the “GMHL Proposal”). According to the proposal letter, the proposed transaction is intended to be financed with a combination of available cash resources of GMHL and debt and equity capital. In connection with the proposed transaction, GMHL intends to acquire all of the Company’s outstanding 7% senior unsecured convertible notes held by KKRCHIL, Magnum and CGL, as well as ordinary shares of the Company held by CGL, pursuant to the terms and conditions of respective purchase agreement.

On April 29, 2015, the Company announced that in response to the non-binding proposal letter received from GMHL, the Board of Directors has formed a special committee of independent directors who are not affiliated with GMHL (the “Special Committee”) to evaluate and consider the GMHL Proposal and certain other potential transactions involving the Company. Since being formed, the Special Committee has engaged legal and financial advisors but has not set a definitive timetable to complete its evaluation of the GMHL Proposal or any other alternatives. As of the date of this report, the Special Committee is still considering and evaluating the proposal by GMHL, but it has not made any decision regarding the GMHL Proposal.