Form 20-F
period 2016-03-31
China Cord Blood Corp
filed 2016-07-28
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On March 31, 2016, the issuer had 80,083,248 shares outstanding.

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

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•            “BCHIL” refers to Brilliant China Healthcare Investment Limited, formerly known as KKR China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands affiliated with KKR China Growth Fund L.P., a China-focused fund managed by Kohlberg Kravis Roberts & Co. L.P., a global investment firm publicly traded on the New York Stock Exchange;

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

•            “Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines. It is also the controlling shareholder of Stemlife Berhad (“Stemlife”), a Malaysia-based cord blood banking operator;

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

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2016, the noon buying rate was RMB6.4480 to $1.00.

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

•                   fluctuations in general economic and business conditions in China; and

•                   the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”) and the potential transactions contemplated by such letters.

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.              KEY INFORMATION

A.                                   Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2015 and 2016 and for the years ended March 31, 2014, 2015 and 2016, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2012, 2013 and 2014 and for the years ended March 31, 2012 and 2013 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2015 and 2016 and for the years ended March 31, 2014, 2015 and 2016 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2016		2015	2014	2013	2012
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	102,822	662,999	635,122	572,857	526,123	380,490
Gross profit	80,397	518,401	504,511	466,632	419,502	293,832
Operating income (1)	29,673	191,330	234,996	231,926	209,314	134,843
Net income attributable to the Company’s shareholders (1)(2)	14,108	90,970	107,292	131,903	112,447	131,980
Net income per ordinary share, basic	0.19	1.25	1.36	1.60	1.49	1.79
Net income per ordinary share, diluted	0.19	1.25	1.36	1.60	1.49	1.79
Selected operating data:
New subscriber sign-ups (3)	62,909	62,909	64,736	64,641	72,228	53,924
New donations accepted (3)	3,926	3,926	6,387	6,700	5,400	4,506
Total units stored (end of period) (3)(4)	547,806	547,806	480,971	409,848	338,507	260,879
Units deposited by subscribers (end of period) (3)(4)	504,268	504,268	441,359	376,623	311,982	239,754
Units contributed by donors (end of period) (3)	43,538	43,538	39,612	33,225	26,525	21,125

(1)                                     Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2016		2015	2014	2013	2012
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Direct costs	229	1,475	416	—	—	—
Sales and marketing	2,545	16,413	4,624	—	—	—
General and administrative	6,327	40,796	11,495	—	—	—
Total (a)	9,101	58,684	16,535	—	—	—

(a)              In December 2014, the Company granted a total of 7,300,000 restricted share units (“RSUs”) to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. The fair value of each RSU is $4.15, which was based on the market price of the Company’s common stock on the date of grant. During the years ended March 31, 2015 and 2016, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2015 and 2016.

(2)                                     Includes:

	For the year ended March 31,
	2016		2015	2014	2013	2012
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)(d)	7,754	50,000	47,327	58,398	38,543	9,634

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

(b)             Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. A one-time tax benefit of RMB13.0 million was recorded in the consolidated statements of comprehensive income for the fiscal year ended March 31, 2012 in relation to the change in tax rate due to Nuoya’s HNTE status. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015, and Nuoya was subject to a reduced tax rate of 15% during such period. Subject to reapplication and redetermination by the relevant PRC tax authority, HNTE status will entitle Nuoya to the preferential income tax rate of 15% from January 1, 2016 to December 31, 2018. Management believes that Nuoya meets all the criteria required in connection with the reapplication of HNTE status and has therefore applied a 15% rate when recognizing current tax.

(c)              Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status is valid retroactively as of January 1, 2015 and will expire on December 31, 2017. As a result, Lukou is subject to a reduced tax rate of 15% during such period.

(d)             During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. During the years ended March 31, 2014, 2015 and 2016, we have provided RMB3.9 million, RMB5.2 million and RMB5.2 million ($0.8 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future.

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

	For the year ended March 31,
	2016		2015	2014	2013	2012
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	90,105	580,997	594,866	536,015	578,632	353,858
Net cash used in investing activities	(2,556)	(16,480)	(42,431)	(149,883)	(493,717)	(122,945)
Net cash (used in)/provided by financing activities	(255)	(1,646)	—	2,336	618,718	(44,664)

	As of March 31,
	2016		2015	2014	2013	2012
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	466,567	3,008,422	2,436,655	1,882,901	1,494,099	794,311
Working capital (1) (2)	423,626	2,731,538	2,198,529	1,657,094	1,262,048	700,065
Total assets (2)	727,036	4,687,927	4,111,684	3,619,552	2,970,931	1,824,150
Deferred revenue	244,872	1,578,931	1,319,539	1,020,353	702,586	412,644
Ordinary shares	8	50	50	50	50	50
Retained earnings	116,871	753,585	662,615	555,323	423,420	310,973
Total shareholders’ equity	265,083	1,709,253	1,537,758	1,435,042	1,237,132	1,202,734

(1)                                     Working capital is calculated as total current assets minus total current liabilities.

(2)                                     With the adoption of Accounting Standards Update No. 2015-03 in the fiscal year ended March 31, 2016, debt issuance costs of nil, RMB15,345, RMB11,470, RMB7,802 and RMB4,437 ($688) as of March 31, 2012, 2013, 2014, 2015 and 2016 are presented as a deduction to the carrying amount of convertible notes, instead of reported on the balance sheet as an asset. The costs will continue to be amortized to interest expense using the effective interest method.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 31, 2016, the noon buying rate announced by Federal Reserve Statistical Release was RMB6.4480 to $1.00 and on June 30, 2016 the noon buying rate was RMB6.6459 to $1.00.

	Renminbi per U.S. Dollar — Noon Buying Rate
	Period Ended	Average (1)	Low	High
2016
June	6.6459	6.5892	6.5590	6.6481
May	6.5798	6.5259	6.4738	6.5798
April	6.4738	6.4754	6.4571	6.5004
March	6.4480	6.5027	6.4480	6.5500
February	6.5525	6.5501	6.5154	6.5795
January	6.5752	6.5726	6.5219	6.5932
Year ended March 31, 2016	6.4480	6.3584	6.1927	6.5932
Year ended March 31, 2015	6.1990	6.1952	6.1107	6.2741
Year ended March 31, 2014	6.2164	6.1220	6.0402	6.2273
Year ended March 31, 2013	6.2108	6.2783	6.2105	6.5477
Year ended March 31, 2012	6.2975	6.3790	6.2935	6.5477

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2014, 2015 and 2016 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•                   The NHFPC has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses, meanwhile, it plans to build National Cord Blood Bank. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the LHFPCs actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the NHFPC or the relevant LHFPC takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

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

Our business and financial results may be materially adversely affected by the recent relaxation of the one-child policy in China.

The one-child policy has been established for over 30 years in China, and has successfully controlled population growth rates in the past years. Effective on January 1, 2016, the amendment of Population and Family Planning Law of PRC relaxes the one-child policy by allowing families to have two children where certain requirements are met. With only one child in each family, it was previously difficult to obtain matching stem cells if such child needed a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to choose our subscription services. With the recent relaxation of the one-child policy in China, we cannot assure the demand for our subscription services will be maintained at current levels and thus, our business and financial results may be materially adversely affected.

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

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. Therefore, we believe we would have to rely on strategic acquisitions to expand our operations. Expansion through strategic acquisitions is subject to a number of risks:

•                   We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other companies or other Chinese cord blood banking operators in bidding to acquire cord blood banks in regions where we do not already operate. Some of these competitors may have greater capital resources than us.

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

•                   At any time during the application process, the NHFPC may decide not to grant a cord blood banking license in the region. Further, our likelihood of success may not be assessed easily, for the reason of neither the NHFPC nor the LHFPC currently announces the status of those applications including the number of prospective applicants.

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

Growing market acceptance of cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers due to lack of market acceptance of cord blood banking in China, our business, financial condition and results of operations will be materially adversely affected.

Our prospects and business may be materially adversely affected by negative publicity involving cell related therapies.

In April 2016, there was an unsuccessful case involving cell therapy that generated significant public concern in China. In 2014, Wei Zexi, a 21 year old Chinese college student, was diagnosed with synovial sarcoma, a rare form of cancer that affects tissue around major joints.  Mr. Wei died on April 12, 2016 after receiving a certain type of cell-based immunotherapy in a hospital in Beijing that he learned of from a promoted result on a Chinese search engine (the “Wei Zexi incident”). The Wei Zexi incident was widely covered by the media, which was highly critical of the promoted search practices of the search engine, and was investigated by the Cyberspace Administration of China, which concluded that the search engine’s pay-for-placement results influenced Mr. Wei’s medical choices, and influenced the fairness and objectivity of search results. As a result, there remains significant public distrust in the PRC regarding the potential for online promotion of false or misleading medical information, particularly as it relates to innovative cell therapies.

We are a cord blood banking operator which provides storage services of hematopoietic stem cells. The clinical application of hematopoietic stem cell therapies has been proven by clinical data and was approved by the NHFPC many years ago. Accordingly, we have not witnessed any immediate material impact on our business due to the Wei Zexi incident as of the date of this report, nor does management expect it to be so impacted in the future, including by any potential regulatory changes that might be implemented to address these issues in China. Furthermore, we believe that thorough examination of and proper regulation regarding the clinical applications and research of biological cell therapies would benefit the regenerative medicine industry as a whole.

On the other hand, we, as one of the largest private hematopoietic stem cell storage operators, may face challenges when marketing our services to expand our subscriber base if the public loses confidence in cell-based therapies due to certain negative effects from public events similar to “Wei Zexi incident” in the future. Negative publicity and related internet rumors may cast doubt among consumers in the PRC regarding cell based therapies, which in turn may adversely affect consumer confidence in the cord blood banking industry more generally.

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

We keep adequate level of equipment and consumables in our laboratories for the examination, processing, collection and preservation of cord blood stem cells for us to handle new subscribers within a certain period of time. We also maintain, whenever available, multiple suppliers for our equipment and consumables. However, the number of equipment and consumables suppliers within the cord blood banking industry may become limited, while some of them may decide to exit the industry, leaving us with even more limited suppliers to choose from. Without adequate or sufficient equipment and consumables, we may not be able to handle all potential subscribers and our operations and financial performance will be materially and adversely affected.

If we fail to maintain and strengthen our service platform, our new subscriber sign-ups may decline and our growth may be impaired.

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2016, we have collaborative relationships with 362 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                   For the year ended March 31, 2016, the top ten of these hospitals handled the collection procedures for approximately 18.7% of our new subscribers, and the top hospital accounting for 2.7% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

Our reputation among clients and the medical community is extremely important to our success. Our future success depends on acknowledging and actively monitoring the concerns of our target subscribers, regulatory agencies, medical practitioners, civil society groups and non-government organizations. Failure to take appropriate consideration of legitimate corporate responsibility issues in our day-to-day operations could have a material adverse impact on our reputation and business prospects. In particular:

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

•                   Our subscribers and donors provide us with extensive personal data, which are stored in our database. Any leakage of such information could have significant legal implications, and materially adversely effect our reputation and our ability to attract new subscribers and donors.

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

Currently, we maintain insurance coverage of RMB50.0 million ($7.8 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB224.4 million ($34.8 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($31,017) per person and RMB10.0 million ($1.6 million) in the aggregate.

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

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In June 2007 and June 2010, the DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In May 2009, May 2012 and May 2015, the DOH in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010. In September 2013, the DOH in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

All the operators of the licensed cord blood banks in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public with respect to donated cord blood units. We believe that the NHFPC and the LHFPCs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the LHFPCs in Beijing, Guangdong and Zhejiang contained information about our subscription services to subscribers.

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

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011 and 2015. We have also communicated and consulted with the MOH and the relevant DOHs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011 and 2015. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011 and 2015 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, May 2015 and September 2013, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011 and 2015 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011 and 2015 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011 and 2015 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2015. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2015. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2018. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2016. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong and Lukou are unable to extend their respective operating periods, these respective operating period will not cover the period of the contracts entered into after September 2005 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2015 has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to BCHIL. In August 2015, Magnum Opus 2 International Holdings Limited (“Magnum 2”), an entity wholly-owned by our chairman, acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of Excellent China Healthcare Investment Limited (“ECHIL”), which is the holder of the convertible notes and a wholly-owned subsidiary of BCHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly-owned subsidiary, GM Stem Cells. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the New York Stock Exchange (“NYSE”) or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. In addition, we will not, without the affirmative consent of such holders:

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

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. Events of default under the notes include the suspension from trading or failure of our ordinary shares to be listed on the NYSE or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the ordinary shares to be listed is due to a technological problem and the occurrence of an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days. Should any such event occur, the occurrence of which is likely to be outside of our control, the holders of the notes may be entitled to repayment in full of such indebtedness, which we may be unable to repay and would need to seek a waiver from such holders, which they may be unwilling to provide. In addition, we will not, without the affirmative consent of such holders:

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

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand name. In particular, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China to use our trademarks, two of which are with the registration numbers 4666178 and 4666582. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name or copycat in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources.

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

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under CBB, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from CBB. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, CBB acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, CBB’s principal activities changed to the provision of funeral and related services. As of March 31, 2016, we owned a total of 8,122,222 shares (after CBB share consolidation) and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking. There are also significant risks associated with CBB’s newly acquired business as it may not have the necessary experience to operate the funeral and related services business. We may thus be unable to realize satisfactory return on our investments in Cordlife Singapore and CBB.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been reported.

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, in return, we pay a licensing fee. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

Our strategic holdings in CBB and Cordlife Singapore may adversely affect our financial performance.

We continuously review and monitor our strategic investment in Cordlife (CBB and Cordlife Singapore after the restructuring). The market value of our investment in Cordlife declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the market condition at that time, the management determined that the impairment loss on the investment up to December 31, 2008 was other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the year ended March 31, 2009. During the six months ended September 30, 2015, we recorded an impairment loss of RMB8.4 million ($1.3 million) on our investment in CBB. Having considered the extent of the decline in the fair value of the ordinary shares of CBB, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of CBB, our management considered that the decline in value on the investment in CBB to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8.4 million ($1.3 million) was recognized in earnings during the year ended March 31, 2016 and the market value as of September 30, 2015 formed a new cost basis of our investment in CBB.

As of March 31, 2016, we owned a 11.4% equity interest in CBB and a 9.8% equity interest in Cordlife Singapore. Due to an increase in the market value of the ordinary shares of Cordlife Singapore, the total unrealized holding gain recognized in accumulated other comprehensive income up to March 31, 2016 amounted to RMB130.8 million ($20.3 million). Should the value of shares in CBB or Cordlife Singapore experience a significant decline and we determine that the impairment is other-than-temporary, a further write-down of investment will have to be recognized in our consolidated statements of comprehensive income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB64.3 million ($10.0 million) as of March 31, 2016. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2014, 2015 and 2016. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

As of March 31, 2016, Golden Meditech owned 65.4% equity interest of CCBC on a fully diluted basis. CCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

If the conditional sale and purchase agreement between GM Stem Cells and Nanjing Xinjiekou is completed, the market price of our ordinary shares may be adversely affected.

As of March 31, 2016, GM Stem Cells held 38,352,612 ordinary shares and 40,521,494 ordinary shares issuable upon conversion in full of our outstanding senior convertible notes, with an aggregate principal amount of $115 million at a conversion price of $2.838 per share, held in three tranches of $65 million, $25 million and $25 million, representing an aggregate beneficial ownership of 65.4% on a fully diluted basis. Pursuant to the conditional sale and purchase agreement between GM Stem Cells, a wholly-owned subsidiary of Golden Meditech, and Nanjing Xinjiekou dated January 6, 2016, GM Stem Cells agreed to sell all its shares and all of the 7% senior convertible notes of the Company to Nanjing Xinjiekou. If the conditional sale and purchase agreement between GM Stem Cells and Nanjing Xinjiekou is completed, Nanjing Xinjiekou will beneficially own 65.4% of the Company on a fully diluted basis.

If Nanjing Xinjiekou becomes our controlling shareholder, Nanjing Xinjiekou may implement certain changes regarding the Company, which could materially affect our business, strategy, financial performance and, as a result, the market price of our ordinary shares.

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

Government responses to these events included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies initially showed signs of stabilizing, recent turmoil in China’s capital market and economic developments in China, other countries of Asia and Euro-zones cast doubt on the pace of global economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

The PRC economy also faces challenges. China’s economy slowed down during the years 2014 and 2015 and economic growth continued to shrink with the stock market tumbled in 2015. Although China’s economy has stabilized recently, the sustainability of the debt-fueled expansion remains uncertain. If economic growth slows down or an economic downturn occurs, our business and results of operations may be materially and adversely affected.

There is a risk that CCBC will be classified as a passive foreign investment company, or “PFIC”, which could result in adverse consequences to investors.

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2016, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”. In addition, CCBC may need to accommodate the loss to BCHIL (and, hence, we may be adversely affected) if CCBC is determined to be a PFIC.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. During the years ended March 31, 2015 and 2016, the RSUs granted did not vest and there were 7,300,000 RSUs outstanding and nil exercisable as of March 31, 2015 and 2016. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

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

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2016, we had cash denominated in U.S. dollars of approximately $3.7 million.

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

Under Circular 37, failure to comply with the registration requirements will result in administrative penalties under Regulations on the Foreign Exchange System of PRC. To the extent possible, we urge our PRC shareholders to make necessary registrations as required under Circular 37, however, since Circular 37 is newly issued, it is unclear how it will be interpreted and implemented by the local branches of SAFE. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all registrations required. In addition, under Circular 37; registrations are prerequisites for conducting subsequent businesses. Therefore, the inflow and outflow of funds and the settlement of foreign exchange will be limited should any PRC shareholder fail to make such registration.

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

To date, we have not received any communications from, or had contact with, the PRC government with respect to SAFE Rules. Neither do we have information regarding whether our shareholders who may be subject to SAFE Rules have made necessary applications, filings and amendments as required under SAFE Rules. However, to the extent possible, we urge our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans, including cash of CCBC, to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

Jiachenhong was granted the HNTE certificate on December 24, 2008 and such status was valid retroactively as of January 1, 2008 and expired on December 31, 2010. Jiachenhong’s renewed HNTE certificate was dated October 28, 2011, and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status is valid retroactively as of January 1, 2014 and will expire on December 31, 2016, and Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015, and Nuoya was subject to a reduced tax rate of 15% during such period. Subject to reapplication and redetermination by the relevant PRC tax authority, HNTE status will entitle Nuoya to the preferential income tax rate of 15% from January 1, 2016 to December 31, 2018. Management believes that Nuoya meets all the criteria required in connection with the reapplication of HNTE status and has therefore applied a 15% rate when recognizing current tax. Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status is valid retroactively as of January 1, 2015 and will expire on December 31, 2017. We cannot assure you that Jiachenhong, Nuoya and Lukou will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong, Nuoya and Lukou will be able to continue to enjoy our current preferential tax treatments and we cannot assure you that Lukou will be granted with preferential tax treatment.

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

Moreover, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that, among other things, reinforces the taxation on indirect transfer of equity interests in RPC resident enterprises by non-resident investors. Circular 698 is retroactively effective from January 1, 2008. On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises (“Circular 7”), to supersede relevant rules in relation to the indirect transfer of equity interests under the original Circular 698, while the other provisions of Circular 698 remain in force. Circular 7 covers transactions involving not only indirect transfers of equity interests as set forth under Circular 698 but also transactions involving an overseas company’s indirect transfer of other property or assets (such as real properties) located in China (collectively, ‘‘PRC Taxable Properties’’) through transfer of shares of an offshore intermediary company. Pursuant to Circular 7, in the event that nonresidential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. Circular 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. In addition, Circular 7 does not apply to situations where (1) the non-resident enterprise transferor obtains income from purchase and sale of equity interests of the same publicly-listed overseas enterprise in a public securities market; or (2) if the non-resident enterprise directly holds and transfers the Chinese Taxable Property, income obtains from such transfer could be exempted from enterprise income tax in China. Under Circular 7 and subject to the above exceptions, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Circular 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to be lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and Circular 7 and may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7 or to establish that we should not be taxed under SAT Circular 698 and Circular 7, which may have an adverse effect on our financial condition and results of operations.

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

In February 2009, the Chinese National People’s Congress promulgated the Criminal Law Amendment (7) (“Amendment (7)”), which, among other things, provides that any government, financial institutions, telecommunications organizations, or transportation, education, health care institutions or similar institutions or their employees who illegally sell or provide personal information which is obtained in the process of performing their duties would constitute a crime. The aforementioned clause was replaced by relevant clause in Criminal Law Amendment (IX) (“Amendment (IX)”) promulgated by the Chinese National People’s Congress on August 29, 2015. According to Amendment (IX), selling or providing, in violation of relevant provisions of the State law, citizens’ personal information would constitute a crime. Amendment (IX) came into effect on November 1, 2015. In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we or some of our employees are found to violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more costs and management efforts to reinforce our internal control system to ensure that our subscriber’s individual information will not be illegally disclosed. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance whether such person have voilated Amendment (7), and/or that such person would not violate the Criminal Law Amendment (IX) and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties. Our corporate image may, as a result, also be materially adversely affected in such circumstances, which in turn may affect our ability to recruit new clients and our financial performance.

Risks to our Shareholders

There can be no assurance that any transactions will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou, or that this or any other transaction will be approved or consummated. If these transactions cannot be completed, the market price of our ordinary shares may be adversely affected.

On April 27, 2015, our Board of Directors received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”).

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

In May 2015, Golden Meditech initiated a series of agreements and proposed transactions to acquire, directly or indirectly, $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”).

On August 6, 2015, the Board received a non-binding acquisition proposal letter from Nanjing Xinjiekou, pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China (the “Nanjing Xinjiekou Proposal”). The purchase price offered is not lower than RMB6.0 billion.

On October 26, 2015, Golden Meditech completed an open offer of 985,695,846 offer shares (“Offer Shares”) of Golden Meditech (the “Open Offer”). Pursuant to the underwriting agreement, dated July 27, 2015, between Golden Meditech and Bio Garden Inc. (“Bio Garden”), Bio Garden acted as the sole underwriter for Golden Meditech in the Open Offer. Bio Garden acquired a total of 743,704,302 Offer Shares of Golden Meditech in the Open Offer, including 308,379,302 Offer Shares which had not been taken up by the shareholders of Golden Meditech who were eligible to participate in the Open Offer. The total estimated net proceeds from the Open Offer amounted to approximately HK$960 million (after deducting the commission and expenses in relation to the Open Offer).

On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement, pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis (the “Minimum Company Shares”) and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to ultimately acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire 357,331 ordinary shares of the Company (the “Kam Sale Shares”).

On December 4, 2015, Golden Meditech, COM Company Limited (“COM”), a wholly-owned subsidiary of Golden Meditech, Mr. Yuen Kam and Blue Ocean Structure Investment Company Ltd. (“Blue Ocean”) entered into a subscription agreement (the “Subscription Agreement”). Pursuant to the Subscription Agreement, COM conditionally agreed to issue and Blue Ocean has conditionally agreed to subscribe for promissory notes in the aggregate principal amount of up to $250 million (the “Promissory Notes”), subject to the terms and conditions of the Subscription Agreement. On January 5, 2016, the Company was informed that the Promissory Notes in the aggregate principal amount of $250 million had been issued and the issuer of the Promissory Notes had been changed from COM to GM Stem Cells.

On January 4, 2016, Golden Meditech, through its wholly owned subsidiary, GM Stem Cells, completed the acquisitions of the Company’s outstanding 7% senior convertible notes due 2017, CGL Sale Shares and Kam Sale Shares, using the net proceeds from the Open Offer and issuance of Promissory Notes. GM Stem Cells became the owner of such convertible notes, the CGL Sale Shares and the Kam Sale Shares.

On January 7, 2016, the Company was informed that GM Stem Cells had entered into a conditional sale and purchase agreement with Nanjing Xinjiekou regarding the disposal of its shares and all of the 7% senior convertible notes of the Company, representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion. The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share (the “NXD New Shares”). Pursuant to the conditional sale and purchase agreement, Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and GM Stem Cells has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period. GM Stem Cells also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which GM Stem Cells agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, although the completion of the two sales and purchase agreements are not interconditional.

As of the date of this report, no decisions have been made by the Special Committee with respect to the Company’s response to the GM Proposal or the Nanjing Xinjiekou Proposal. There can be no assurance that any transaction will be completed, or any other transaction will be approved or consummated.

The public announcements of the GM Proposal, the Nanjing Xinjiekou Proposal and the proposed transactions between GM Stem Cells and Nanjing Xinjiekou affected the Company’s stock price. There can be no assurance that any transaction will be completed with respect to the GM Proposal, the Nanjing Xinjiekou Proposal or any of the proposed transactions between GM Stem Cells and Nanjing Xinjiekou or other transaction will be approved or consummated. The absence of assurance for the completion of GM Proposal, or changes in the proposal, as well as the potential commcement of the litigation regarding the GM Proposal as described in “Information on the Company — Business Overview — Legal Proceedings” herein, would likely have an effect on the market price of our ordinary shares.

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

•                   changes in the shareholding of our key supplier(s);

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

•                   sales or perceived potential sales of our ordinary shares or instruments convertible into ordinary shares; and

•                   announcements relating to the GM Proposal, the Nanjing Xinjiekou Proposal and the proposed transactions between GM Stem Cells and Nanjing Xinjiekou.

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

On April 27, 2012, we issued $65 million in aggregate principal amount of convertible notes to BCHIL with a conversion price of $2.838 per share. In August 2015, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. The outstanding principal of the notes is convertible into our ordinary shares at any time within five years subsequent to the issuance date. In the event the holders of such convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 22.2% of our enlarged outstanding share capital, excluding shares owned by us.

On October 3, 2012, we issued $50 million in aggregate principal amount of convertible notes to Golden Meditech with a conversion price of $2.838 per share. In November 2014, Golden Meditech completed the sale of such convertible notes to Cordlife Singapore and Magnum Opus on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GM Stem Cells. The outstanding principal of the notes is convertible into our ordinary shares at any time within five years subsequent to the original issuance date. In the event the holders of such $50 million convertible notes fully convert their notes into our ordinary shares, the shares thus converted would represent approximately 18.0% of our enlarged outstanding share capital, excluding shares owned by us.

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

CCBC was formed through a business combination (the “Business Combination”), which involved the merger of Pantheon China Acquisition Corp. (“Pantheon”) with and into Pantheon Arizona Corp. (“Pantheon Arizona”), then a wholly owned subsidiary of Pantheon formed for the purpose of effecting a merger, with Pantheon Arizona surviving the merger (the “Merger”) and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands (the “Redomestication”). Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed a share exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”). Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to us achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Law (2013 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2016, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 11.4% interest in CBB, a provider of funeral and related services, and an indirect 9.8% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

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

The Business Combination was accounted for in accordance with U.S. GAAP as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination were recorded as redeemable non-controlling interest. Upon completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. The difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with the transaction costs incurred, was recognized in equity attributable to CCBC.

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

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, we paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring of Cordlife, we hold 24,366,666 shares in CBB; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2016, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents 11.4% and a 9.8% equity interest, respectively.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. In August 2015, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum.

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

In September 2012, we entered into a convertible note purchase agreement regarding the proposed issuance and sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes shall be convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The transactions were completed on October 3, 2012 and the notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. In November 2014, Golden Meditech completed the sale of such convertible notes to Cordlife Singapore and Magnum Opus on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GM Stem Cells. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum.

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

In December 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s Incentive Plan, subject to certain performance conditions. The fair value of each RSU is $4.15, which was based on the market price of the Company’s common stock on the date of grant. During the years ended March 31, 2015 and 2016, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2015 and 2016. Out of 7,300,000 non-vested RSUs, the Company has issued 7,080,000 shares to a trustee to hold these shares on behalf of the beneficiaries as a class.

Recent Developments

On April 27, 2015, our Board of Directors received the GM Proposal, pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction.

On April 27, 2015, a Special Committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, was formed to consider the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative.

In May 2015, Golden Meditech initiated a series of agreements and proposed transactions to acquire, directly or indirectly, $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 and 7,314,015 ordinary shares of the Company, or the CGL Sale Shares.

On August 6, 2015, our Board of Directors received the Nanjing Xinjiekou Proposal, pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China. The purchase price offered is not lower than RMB6.0 billion.

On October 26, 2015, Golden Meditech completed an Open Offer of 985,695,846 Offer Shares of Golden Meditech. Pursuant to the underwriting agreement, dated July 27, 2015, between Golden Meditech and Bio Garden, Bio Garden acted as the sole underwriter for Golden Meditech in the Open Offer. Bio Garden acquired a total of 743,704,302 Offer Shares of Golden Meditech in the Open Offer, including 308,379,302 Offer Shares which had not been taken up by the shareholders of Golden Meditech who were eligible to participate in the Open Offer. The total estimated net proceeds from the Open Offer amounted to approximately HK$960 million (after deducting the commission and expenses in relation to the Open Offer).

On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement, pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis, or the Minimum Company Shares, and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to ultimately acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire the Kam Sale Shares of 357,331 ordinary shares of the Company.

On December 4, 2015, Golden Meditech, COM, a wholly-owned subsidiary of Golden Meditech, Mr. Yuen Kam and Blue Ocean entered into the Subscription Agreement. Pursuant to the Subscription Agreement, COM conditionally agreed to issue and Blue Ocean has conditionally agreed to subscribe for the Promissory Notes in the aggregate principal amount of up to $250 million, subject to the terms and conditions of the Subscription Agreement. On January 5, 2016, the Company was informed that the Promissory Notes in the aggregate principal amount of $250 million had been issued and the issuer of the Promissory Notes had been changed from COM to GM Stem Cells.

On January 4, 2016, Golden Meditech, through its wholly owned subsidiary, GM Stem Cells, completed the acquisitions of the Company’s outstanding 7% senior convertible notes due 2017, CGL Sale Shares and Kam Sale Shares, using the net proceeds from the Open Offer and issuance of Promissory Notes. GM Stem Cells became the owner of such convertible notes, the CGL Sale Shares and the Kam Sale Shares.

On January 7, 2016, the Company was informed that GM Stem Cells had entered into a conditional sale and purchase agreement with Nanjing Xinjiekou regarding the disposal of its shares and all of the 7% senior convertible notes of the Company, representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion. The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share, or the NXD New Shares. Pursuant to the conditional sale and purchase agreement, Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and GM Stem Cells has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period.

On January 7, 2016, the Company was informed that GM Stem Cells also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which GM Stem Cells agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, although the completion of the two sales and purchase agreements are not interconditional.

As of the date of this report, the Special Committee is still considering and evaluating the GM Proposal and the Nanjing Xinjiekou Proposal, but it has not made any decision regarding the GM Proposal or the Nanjing Xinjiekou Proposal. See “Key Information — Risk Factors — Risks to Our Shareholders — There can be no assurance that any transaction will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou and the proposed transactions between GM Stem Cells and Nanjing Xinjiekou, or that this or any other transaction will be approved or consummated. If these transactions cannot be completed, the market price of our ordinary shares may be adversely affected.”

B.                                                                                                            Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood processing and storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.9 million in 2014, accounting for approximately 43% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2015. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2015, the nation has a newborn population of approximately 16.9 million in 2014; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 4%, 3% and 3% in 2012, 2013 and 2014 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2013, 2014 and 2015 divided by the number of newborns of calendar years 2012, 2013 and 2014 according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 9.8% equity interest (as of March 31, 2016) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator. Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 545-person sales team has direct access to expectant parents through collaboration with 362 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 504,268 in March 2016.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2016, storage revenue represented 36.7% of our total revenues.

We recorded revenues and net income of RMB663.0 million ($102.8 million) and RMB91.3 million ($14.2 million), respectively, during our fiscal year ended March 31, 2016.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 504,268 in March 2016. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future. Our leadership and track record also make us an attractive strategic partner for license holders and applicants and position us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 362 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 545-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve.

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

Advanced Infrastructure in Place to Meet Market Demand.  We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing, Guangdong and Zhejiang are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. In addition, the cord blood banks operated by our Beijing and Guangdong subsidiaries have been granted the AABB Accreditation with regard to cord blood processing and storage services. With our existing infrastructure in Beijing, Guangdong and Zhejiang, we believe we have the ability to meet increasing market demand.

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

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 362 hospitals and 504,268 subscribers as of March 31, 2016. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire the Right to Operate Additional Cord Blood Banks and Invest in Other Cord Blood Banks in China.  We intend to acquire the right to operate additional cord blood banks and invest in other cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and potential license applicants. We successfully completed the acquisition of a 90% ownership stake in Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007. We further increased our equity interest in Nuoya and it became our wholly owned subsidiary in November 2012. In May 2010, we acquired 19.9% equity interest in Qilu, which operates the Shandong Cord Blood Bank. We further increased our equity interest in Qilu to 24.0% in February 2013. During the year ended March 31, 2011, we established a 90% owned subsidiary, Lukou, which exclusively operates the licensed cord blood bank in the Zhejiang province. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and potential applicants.

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We own approximately 9.8% equity interest in Cordlife Singapore (as of March 31, 2016) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries with approximately 47,000, 66,000, 24.5 million, 4.3 million and 2.5 million annual births, respectively, according to the CIA World Factbook. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator, and approximately 0.6 million babies are born in Malaysia every year. We plan to leverage on and further enhance our collaboration with Cordlife Singapore to gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

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

Our direct costs (cost of revenues) consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2014, 2015 and 2016, depreciation expenses, our most significant fixed cost, accounted for 17.1%, 22.1% and 20.6%, respectively, of our direct costs. Technical consulting fee accounted for 6.3%, 6.0% and 3.0%, respectively, of our direct costs, and amortization expenses accounted for 4.4%, 3.5% and 3.2%, respectively, of our direct costs.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.5%, 99.5% and 99.3% of our revenues for the years ended March 31, 2014, 2015 and 2016, respectively.

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

Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, the one-time processing fee and annual storage fee are increased to RMB6,800 and approximately RMB860 respectively. Subscribers who choose payment option (2) will pay a one-time processing fee of RMB6,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18), representing a discount of approximately RMB4,640 of the total storage fees payable over the contract period. The discount granted to storage service is mutually exclusive or independent of customer buying processing service.

Effective from May 1, 2013, subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,380 each year, representing a discount of RMB1,960 of the total storage fees payable over the contract period. The discount granted to storage service is mutually exclusive or independent of customer buying processing service.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to patients in need of transplants. These services accounted for 0.5%, 0.5% and 0.7% of our revenues for the years ended March 31, 2014, 2015 and 2016 respectively.

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

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the patient in need of transplant. We also entered into a memorandum of understanding regarding the collaboration with Cordlife Singapore in which Cordlife Singapore, on behalf of its patients who are in need of cord blood stem cell therapy, can facilitate the process by providing relevant information to us, who will then perform searches for possible matching units among its donated cord blood samples in the PRC. For patients who reside in the PRC, we may seek Cordlife Singapore’s assistance or contacts to source possible cord blood unit matches in the relevant public cord blood registries in the regions such as Hong Kong, Singapore, Malaysia, India, Indonesia and the Philippines. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia and also works with other cord blood banks to promote the usage of donated cord blood units.

We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant. For the years ended March 31, 2014, 2015 and 2016, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 127, 113 and 162, respectively. In addition, during the years ended March 31, 2014, 2015 and 2016, there were 87, 127 and 206 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2016	2015	2014
New subscriber sign-ups	62,929	64,757	64,659
Subscriber units used in medical treatments	20	21	18
New subscriber sign-ups (net)	62,909	64,736	64,641

New donations accepted	4,294	6,627	6,914
Donated units used in matching services	368	240	214
New donations accepted (net)	3,926	6,387	6,700

Total	66,835	71,123	71,341

	As of March 31,
	2016	2015	2014
Units deposited by subscribers (2)	504,268	441,359	376,623
Units contributed by donors (1)	43,538	39,612	33,225
Total (1)(2)	547,806	480,971	409,848

(1)                                     Excludes the matching units used during the relevant periods.

(2)                                     As of March 31, 2014, 2015 and 2016, includes 13,442, 22,992 and 35,015 subscribers respectively, who had been delinquent for over 24 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year.

Units
Donated units used during the year ended March 31, 2014	214
Donated units used during the year ended March 31, 2015	240
Donated units used during the year ended March 31, 2016	368

Units
Accumulated number of matches as of March 31, 2014	1,029
Accumulated number of matches as of March 31, 2015	1,269
Accumulated number of matches as of March 31, 2016	1,637

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

•                   Transportation.  After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in special containers to ensure the viability of the hematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.

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

Sales and Marketing

As of March 31, 2016, our total sales force (including after sales support) consists of 545 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 362 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2016.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                   Activities targeting prospective parents.  We maintain our hospital networks which consist of 362 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutional or hospitals to organize pre-natal classes and other events for expectant parents.

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

To the extent possible, it is our policy to maintain more than one vendor for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2016			2015		2014
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
China Bright Group Co. Limited (1)	5,824	37,556	49	15,683	25	14,336	23
Hangzhou Baitong Biological Technology Co., Ltd.	—	—	—	6,600	10	—	—
Shanghai Qiangzhi Biological Technology Co., Ltd.	—	—	—	—	—	7,195	11
Cesca Therapeutics Inc.	—	—	—	—	—	10,841	17
Total	5,824	37,556	49	22,283	35	32,372	51

(1)                                                             An affiliate of Golden Meditech

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2016, one hospital in Beijing accounted for approximately 2.7% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2016, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2019.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Acquired in January 2013 for a consideration of RMB87.3 million for a term of 50 years.	5,562
Total			31,690

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, monitor testing processes and results for every cord blood unit that come through, keep real-time record of storage movement in cord blood banks, handle billing matters and track customer hotline interactions.

Quality Assurance

Our cord blood banking operations in Beijing, Guangdong and Zhejiang have been accredited with GB/T19001-2008 (equivalent to ISO-9001), which is the national standards for quality control in China. Our Beijing Cord Blood Bank and Guangdong Cord Blood Bank also received the AABB Accreditation with regard to cord blood processing and storage services. Our laboratories in Beijing, Guangdong and Zhejiang comply with the Good Laboratory Practice, or “GLP”, standards.

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

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. The operators of the other three licensed cord blood banks are Zhongyuan Union Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. The NHFPC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

We will seek to expand our geographical coverage by acquiring other lienses or acquiring or collaborating with potential applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood banking operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, more efficient management and higher level of technological expertise than us.

In addition, our ability to compete depends on the efficacy and safety of cord blood transplants compared to other medical treatment and remedies as well as the efficacy and safety of cord blood transplants using the patients’ own cord blood or the cord blood from related family members compared to cord blood from an unrelated public donor.

Employees

As of March 31, 2014, 2015 and 2016, we had 944, 1,039 and 923 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2016:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	165	272	108
Laboratory function	66	90	27
Management and administration	82	75	38
Total	313	437	173

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($7.8 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB224.4 million ($34.8 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($31,017) per person and RMB10.0 million ($1.6 million) in the aggregate.

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

Intellectual Property

We consider our trademark critical to the success of our business. In this regard, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China to use our trademarks, two of which are with registration numbers 4666178 and 4666582. We also recognize the need to protect our trademark and will continue to take commercially viable steps to enforce our trademark rights against potential infringers.

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

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2016, we incurred approximately RMB9.0 million ($1.4 million) research and development expense, derived from internal research and development effort.

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

Cooperation with Zhejiang Provincial Blood Center

In December 2010, Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center, for a term of 3 years, pursuant to which Zhejiang Provincial Blood Center would provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services, and provide laboratories and storage facilities to Lukou to support Lukou’s cord blood banking business in the Zhejiang province. In return, Zhejiang Provincial Blood Center is entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services and assistances. Starting from January 1, 2014, the payment from Lukou to Zhejiang Provincial Blood Center has been changed and paid in the form of dividend together with advisory fee, with total sum not less than RMB2.0 million ($0.3 million) per annum.

Investment in CBB and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2016, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. Our investments in CBB and Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2016, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. During the six months ended September 30, 2015, we recorded an impairment loss of RMB8.4 million ($1.3 million) on our investment in CBB. Having considered the extent of the decline in the fair value of the ordinary shares of CBB, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of CBB, our management considered that the decline in value on the investment in CBB to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8.4 million ($1.3 million) was recognized in earnings during the year ended March 31, 2016 and the market value as of September 30, 2015 formed a new cost basis of our investment in CBB. We did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of funeral and related services, and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2015, over 1.3 million babies were born within the Shandong province during 2014.

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

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business or as a result of the GM Proposal or other proposal.

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

According to the U.S. Census Bureau, the population of the world has over 7.3 billion in July 2016 and the number of newborns is approximately 135 million worldwide in 2015. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Current Market Conditions

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                   Large number of newborns.   According to the China Statistical Yearbook 2015, China had a population of over 1.3 billion persons and approximately 16.9 million newborns as of and for the year ended December 31, 2014. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 107 million people in 2014, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2014.

•                   Growth in GDP and urban disposable income and increasing focus on healthcare.   According to the China Statistical Yearbook 2015, GDP per capita in China grew by 9.8%, 9.5% and 7.6% in 2012, 2013 and 2014, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2015, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB3,531.2 billion in 2014, representing a compound annual growth rate of approximately 15.7%.

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

According to a circular issued by the MOH on December 16, 2005, and also an extension notice published in February 2011, only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. The application process for a blood station license commences with the applicant’s submission to the DOH/LHFPC of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH/LHFPC. As provision of cord blood banking services concerns public health, the DOH/LHFPC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. For example, the Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses.

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHFPC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which expire in May 2025, May 2018 and September 2016 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHFPC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore SPVs formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary for us to obtain CSRC approval because, the controlling shareholder of Golden Meditech, is not a PRC individual defined by this new regulation. Therefore, our PRC counsel, JunZeJun Law Offices, is of the opinion that we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV that is required to obtain approval from the CSRC for overseas listing under the new regulation.

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

CCBC was formed through the Business Combination, which involved the Merger of Pantheon with and into Pantheon Arizona, then a wholly owned, non-operating subsidiary of Pantheon formed for the purpose of effecting the Merger, with Pantheon Arizona surviving the Merger, and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands. Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed the Share Exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares. Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to us achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Law (2013 Revision) of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2016, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 11.4% interest in CBB, a provider of funeral and related services, and an indirect 9.8% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

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

The Business Combination was accounted for in accordance with U.S. GAAP as a capital transaction in substance. Pantheon was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on CCBS comprising the ongoing operations of the combined entity, the senior management of CCBS continued as the senior management of the combined company and CCBS shareholders retaining the majority of voting interests in the combined company. For accounting purposes, the Business Combination was treated as the equivalent of CCBS issuing stock and warrants for the net assets of Pantheon, accompanied by a recapitalization. Operations of the combined entity prior to the Business Combination are those of CCBS. The remaining 6.06% issued and outstanding shares of CCBS not exchanged in the Business Combination were recorded as non-controlling interest. Upon completion of the share exchange with the remaining 6.06% CCBS shares in August 2009, the carrying amount of such non-controlling interest was adjusted to reflect the change in CCBC’s ownership interest in CCBS. The difference between the fair value of the CCBC shares issued and the amount by which the non-controlling interest is adjusted, together with the transaction costs incurred, was recognized in equity attributable to CCBC.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2016, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively.

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. In August 2015, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells.The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South entered into a share repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the notes, the interest rate will be increased to twenty-two and one-half percent (22.5%) per annum. The notes contain customary ongoing covenants, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding notes, provided that no such amendment or waiver may affect the principal or interest payable under the notes or change the maturity thereof or any conversion or redemption rights to which the notes are entitled without the affirmative vote or written consent of each holder of the notes affected thereby.

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

In December 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s Incentive Plan, subject to certain performance conditions. The fair value of each RSU is $4.15, which was based on the market price of the Company’s common stock on the date of grant. During the years ended March 31, 2015 and 2016, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2015 and 2016. Out of 7,300,000 non-vested RSUs, the Company has issued 7,080,000 shares to a trustee to hold these shares on behalf of the beneficiaries as a class.

On April 27, 2015, our Board of Directors received the GM Proposal, pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction.

On April 27, 2015, a Special Committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, was formed to consider the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative.

In May 2015, Golden Meditech initiated a series of agreements and proposed transactions that would result in the acquisition, directly or indirectly, of $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 and 7,314,015 ordinary shares of the Company, or the CGL Sale Shares.

On August 6, 2015, our Board of Directors received the Nanjing Xinjiekou Proposal, pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China. The purchase price offered is not lower than RMB6.0 billion.

On October 26, 2015, Golden Meditech completed the Open Offer of 985,695,846 Offer Shares of Golden Meditech. Pursuant to the underwriting agreement, dated July 27, 2015, between Golden Meditech and Bio Garden, Bio Garden acted as the sole underwriter for Golden Meditech in the Open Offer. Bio Garden acquired a total of 743,704,302 Offer Shares of Golden Meditech in the Open Offer, including 308,379,302 Offer Shares which had not been taken up by the shareholders of Golden Meditech who were eligible to participate in the Open Offer. The total estimated net proceeds from the Open Offer amounted to approximately HK$960 million (after deducting the commission and expenses in relation to the Open Offer).

On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement, pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis, or the Minimum Company Shares and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to ultimately acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire the Kam Sale Shares of 357,331 ordinary shares of the Company.

On December 4, 2015, Golden Meditech, COM, a wholly-owned subsidiary of Golden Meditech, Mr. Yuen Kam and Blue Ocean entered into the Subscription Agreement. Pursuant to the Subscription Agreement, COM conditionally agreed to issue and Blue Ocean has conditionally agreed to subscribe for the Promissory Notes in the aggregate principal amount of up to $250 million, subject to the terms and conditions of the Subscription Agreement. On January 5, 2016, the Company was informed that the Promissory Notes in the aggregate principal amount of $250 million had been issued and the issuer of the Promissory Notes had been changed from COM to GM Stem Cells.

On January 4, 2016, the Company was informed that Golden Meditech, through its wholly owned subsidiary, GM Stem Cells, completed the acquisitions of the Company’s outstanding 7% senior convertible notes due 2017, CGL Sale Shares and Kam Sale Shares, using the net proceeds from the Open Offer and issuance of Promissory Notes. GM Stem Cells became the owner of such convertible notes, the CGL Sale Shares and the Kam Sale Shares.

On January 7, 2016, the Company was informed that GM Stem Cells had entered into a conditional sale and purchase agreement with Nanjing Xinjiekou regarding the disposal of its shares and all of the 7% senior convertible notes of the Company, representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion. The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share, or the NXD New Shares. Pursuant to the conditional sale and purchase agreement Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and GM Stem Cells has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period.

On January 7, 2016, the Company was informed that GM Stem Cells also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which GM Stem Cells agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, although the completion of the two sales and purchase agreements are not interconditional.

As of the date of this report, the Special Committee is still considering and evaluating the GM Proposal and the Nanjing Xinjiekou Proposal, but it has not made any decision regarding the GM Proposal or the Nanjing Xinjiekou Proposal. See “Key Information — Risk Factors — Risks to Our Shareholders — There can be no assurance that any transactions will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou and the proposed transactions between GM Stem Cells and Nanjing Xinjiekou, or that this or any other transaction will be approved or consummated. If these transactions cannot be completed, the market price of our ordinary shares may be adversely affected.”

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.                                    Property, Plant and Equipment

As of March 31, 2016, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
		Leased at a monthly rent of RMB120,000. The lease will expire in December 2019.	1,920
Subtotal			11,520
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million for a term of 50 years.	5,562
Total			31,690

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.9 million in 2014, accounting for approximately 43% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2015. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2015, the nation has a newborn population of approximately 16.9 million in 2014; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 4%, 3% and 3% in 2012, 2013 and 2014 (based on the number of new subscriber sign-ups for the fiscal year ended March 31 divided by the estimated number of newborns of the corresponding calendar year according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

	Estimated no. of births in the Company’s operating regions (1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2012	1,970,448	72,228	4%
2013	1,873,414	64,641	3%
2014	1,940,254	64,736	3%

(1)            Source: China Statistical Year Book 2013, 2014 and 2015, calendar year information.

(2)            Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 9.8% equity interest (as of March 31, 2016) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides the foundation for further expansion into attractive markets such as India, Indonesia, Malaysia and the Philippines, and mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 545-person sales team has direct access to expectant parents through collaboration with 362 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 504,268 in March 2016.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2016, storage revenue represented 36.7% of our total revenues.

We recorded revenues and net income of RMB663.0 million ($102.8 million) and RMB91.3 million ($14.2 million), respectively, during our fiscal year ended March 31, 2016.

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

Our new subscriber sign-ups for the years ended March 31, 2014, 2015 and 2016 were 64,641, 64,736 and 62,909 respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicants in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                   Investment in Qilu.  Qilu is the operator of the sole licensed cord blood bank in the Shandong province. It obtained permission from the Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0%. In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and record the investment at cost less impairment losses (if any).

•                   Limited operating history.  Our future prospects are subject to risks and uncertainties beyond our control. Part of our growth strategy involves acquiring business of other licensed cord blood banks or partnering with potential license applicants. Acquisition or partnership may introduce uncertainty and risk beyond our control. Nuoya was acquired by us in May 2007. While it has been in operation for years, its operating history is still considered limited comparing to our Beijing subsidiary. Hence, there maybe unexpected events that will materially affect our operation in Guangdong, in turn affecting our group as a whole. In addition, Lukou has a very limited operating history and no commercial operation prior to our involvement, hence, there maybe unforeseeable event which can materially affect Lukou’s operation.

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

Demand for Cord Blood Banking Services

As of the date of this report, seven cord blood banking licenses had been granted in seven regions in China, and the PRC government will not grant any new cord blood banking licenses before 2020 in addition to the seven existing cord blood banking licenses. Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population; (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas; (iii) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking; and (iv) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking.

Average Revenue per Subscriber

Substantially all of our revenues are derived from the fees payable by subscribers in connection with the handling of the cord blood units of their newborns. Our standard package requires our subscribers to pay a one-time processing fee and an annual storage fee for a period up to 18 years. All fees were inclusive of a 5% business tax, which has been substituted by 6% value-added tax since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang. If the examination results indicate that the cord blood stem cells are not viable for storage, we will refund some or all processing fee depending on the regions and the payment option which subscribers elected.

Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, we increased the one-time processing fee from RMB5,800 to RMB6,800.

Aside from the processing fee, a subscriber is obligated to make an annual payment (inclusive of a 5% business tax or 6% value-added tax). For subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, a subscriber is obligated to make an annual payment of RMB620. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to make an annual payment of RMB980. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) as described below, is obligated to pay the revised annual payment of RMB655. All annual payments consist of an insurance premium of approximately RMB120 and a storage fee (inclusive of a 5% business tax or 6% value-added tax). Storage fee for subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing was approximately RMB500 per annum. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to pay a storage fee of approximately RMB860. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay the revised storage fee of approximately RMB535. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

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

Between April 1, 2011 and April 30, 2013, new subscribers in Beijing who choose this payment option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Starting from May 1, 2013, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four annual installments of RMB3,380 and payable starting from the third year of subscription, representing a discount of RMB1,960 of the total storage fees payable over the contract period. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and subscribed the service before May 1, 2013 are obligated to pay a revised annual storage fee of approximately RMB535.

Between April 1, 2011 and June 30, 2011, new subscribers in Guangdong who choose this payment option, will pay processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. From July 1, 2011 to March 31, 2013, new subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment of RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Payment option (3) was not offered to subscribers in Guangdong during April 1, 2013 to June 30, 2013. Effective from July 1, 2013, new subscribers in Guangdong will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year, resulting in a surcharge of RMB700 to the amount of processing fees payable under the contract, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years. Payment option (3) is not offered to subscribers in Zhejiang.

For the year ended March 31, 2016, approximately 41.7% of new subscribers chose Option One, compared to 33.4% in the year ended March 31, 2015. Option Two represented approximately 55.5% and 50.9% of new subscribers signed up during the years ended March 31, 2015 and 2016, respectively. 7.4% of new subscribers chose Option Three for the year ended March 31, 2016, compared to 11.1% in the year ended March 31, 2015. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2016, current accounts receivable increased to RMB124.6 million ($19.3 million), as compared to RMB120.8 million last year due to a longer collection cycle. Turnover periods for current accounts receivable for the years ended March 31, 2014, 2015 and 2016 determined based on average current accounts receivable and revenues in the respective periods, were 54 days, 62 days and 68 days, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Non-current accounts receivable decreased due to the decrease in new subscribers choosing Option Three. Non-current accounts receivable as of March 31, 2016 amounted to RMB165.0 million ($25.6 million), as compared to RMB194.2 million last year.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                   Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.” As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2014, 2015 and 2016, there were 13,442, 22,992 and 35,015 subscribers who had been delinquent for over 24 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this annual report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2016, we collaborate with 362 hospitals across Beijing, Guangdong and Zhejiang.

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

•                   As the first operator of the licensed cord blood bank in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to apply for additional licenses (if available). Currently, we have not submitted any written notice to any LHFPC concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the LHFPC in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.”

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

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2015, the number of newborns in Guangdong was over 1.1 million in 2014. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0%. Based on China Statistical Yearbook 2015, over 1.3 million babies were born within the Shandong province during 2014. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2015, over 0.5 million babies were born within the Zhejiang province during 2014. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both CBB and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, CBB’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in CBB. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2016, we owned a total of 8,122,222 and 25,516,666 shares in CBB and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. Our investments in CBB and Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2016, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. During the six months ended September 30, 2015, we recorded an impairment loss of RMB8.4 million ($1.3 million) on our investment in CBB. Having considered the extent of the decline in the fair value of the ordinary shares of CBB, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of CBB, our management considered that the decline in value on the investment in CBB to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8.4 million ($1.3 million) was recognized in earnings during the year ended March 31, 2016 and the market value as of September 30, 2015 formed a new cost basis of our investment in CBB. We did not consolidate or account for under the equity method our share of CBB’s or Cordlife Singapore’s operating results and net assets during such period. Currently, CBB is a provider of funeral and related services, and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

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

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as advance technology companies enjoying special support from the state. Entities that qualify as HNTE under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for HNTE under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election.

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

Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. The impact of the change in tax rate of Nuoya due to its status as an HNTE in relation to the current and deferred taxes in prior periods was not accounted for until the year ended March 31, 2012 as Nuoya obtained the approval of enjoying the preferential rate in June 2011. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Subject to reapplication and redetermination by the relevant PRC tax authority, HNTE status will entitle Nuoya to the preferential income tax rate of 15% from January 1, 2016 to December 31, 2018. Management believes that Nuoya meets all the criteria required in connection with the reapplication of HNTE status and has therefore applied a 15% rate when recognizing current tax.

Lukou’s HNTE certificate was dated September 17, 2015 with validity of 3 years, and was approved by the relevant PRC tax authority in January 2016. Such status is valid retroactively as of January 1, 2015 and will expire on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period.

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

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. As of March 31, 2014, 2015 and 2016, we have provided aggregated amounts of RMB3.9 million, RMB9.1 million and RMB14.3 million ($2.2 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. As of March 31, 2016, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB117.3 million ($18.2 million).

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. We also arrange an insurance policy for subscribers. Aside from the processing fee, the subscriber is obligated to make an annual payment which consists of a storage fee and an insurance premium; and such insurance premium is collected on behalf of a third-party insurance company. The amount attributable to the insurance premiums is included in current and non-current other payables and is not recognized as revenue. We have no performance obligation to the subscriber with respect of the insurance policy. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. The subscription contract is a multiple-element arrangement, which includes (i) the processing of cord blood unit; and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition — Multiple-Element Arrangements . In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and storage services are to be accounted for as separate units.

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

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB64.3 million ($10.0 million) as of March 31, 2016. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2016, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2016. The reported gross profit (gross margin) from our matching revenue were RMB2.0 million (63%), RMB2.2 million (60%) and RMB3.8 million (69%) for the years ended March 31, 2014, 2015 and 2016, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2016 would have increased/(deceased) gross profit by RMB181,000 and (RMB186,000) respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2016 would have increased/(deceased) gross profit by RMB148,000 and (RMB166,000) respectively.

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

Allowance for Doubtful Receivables

A significant portion of our subscribers choose to pay their storage fees annually. In addition, some subscribers elect to pay their initial processing fee in annual installments. We analyze the adequacy of allowance for doubtful receivables quarterly by taking into account historical collection data and the aging of the outstanding amounts. A reserve is then established by applying the appropriate percentage (based on historical collection experience) to the balances of each aging category. We review the reserve percentages on a regular basis and compare them against the updated actual collection experience to ensure that an adequate allowance has been made.

In addition to the reserves established based on the aging of the outstanding amounts, we take into account available specific information of individual subscribers, including the specific credit risk for specific subscribers and other information available to us concerning the subscribers’ credit worthiness, to determine if additional provision has to be made on specific receivable balances.

Allowance for doubtful receivables was RMB100.9 million ($15.6 million) as of March 31, 2016, compared to RMB83.8 million as of March 31, 2015. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2014, 2015 or 2016. The net carrying value of our property, plant and equipment was RMB574.6 million ($89.1 million) as of March 31, 2016, compared to RMB603.2 million as of March 31, 2015. The net value of intangible assets was RMB111.3 million ($17.3 million) as of March 31, 2016, compared to RMB115.9 million as of March 31, 2015. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

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

Pursuant to the restructuring of Cordlife Singapore from Cordlife in June 2011, and the listing of Cordlife Singapore in March 2012, both investments in CBB and Cordlife Singapore were classified as available-for-sale equity securities and are stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. During the six months ended September 30, 2015, we recorded an impairment loss of RMB8.4 million ($1.3 million) on our investment in CBB. Having considered the extent of the decline in the fair value of the ordinary shares of CBB, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of CBB, our management considered that the decline in value on the investment in CBB to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8.4 million ($1.3 million) was recognized in earnings during the year ended March 31, 2016 and the market value as of September 30, 2015 formed a new cost basis of our investment in CBB. As of March 31, 2016, there were total unrealized net holding losses of RMB1.3 million ($0.2 million) recorded in CBB and total unrealized net holding gains of RMB130.8 million ($20.3 million) recorded in Cordlife Singapore, respectively. See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

The amortization expenses are recognized on a straight line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third party valuation firm in determining the fair value of the cord blood bank operating rights during the acquisitions. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2014, 2015 and 2016, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million, and RMB1.0 million ($0.2 million), respectively. For the years ended March 31, 2014, 2015 and 2016, the amortization expense relating to the right to operate in Zhejiang amounted to RMB3.7 million, RMB3.7 million, and RMB3.7 million ($0.5 million), respectively.

Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future. Despite the uncertainties resulting from the Catalogue revised in 2011, our assessment of the estimated economic useful life of the cord blood bank operating rights as of and for the year ended March 31, 2016 did not result in a change for the following reasons:

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

•                  We have communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of the our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank obtained the renewed cord blood banking license in April 2016, May 2015 and September 2013 from the LHFPC/DOHs of the Beijing municipality, the Guangdong and Zhejiang provinces respectively after the Catalogue revised in 2011 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank operated by Jiachenhong, Nuoya, the Guangdong Cord Blood Bank operated by Nuoya, or Lukou, the Zhejiang Cord Blood Bank operated by Lukou, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Accordingly, based on the foregoing, we believe that the useful life of the intangible assets associated with our cord blood bank operating rights continues to be thirty years as of March 31, 2016. See Note 8 to our annual consolidated financial statements included elsewhere in this report.

Principal Components of Our Income Statement

Revenues

We have two types of customers: subscribers, who pay processing and storage fees pursuant to the terms of their subscription contracts as consideration for our subscription services, and transplant patients, who pay matching fees as consideration for our delivery of donated cord blood units for their operations

The sources of our revenues consist of the following:

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

•                   Storage fee.  Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee for the first year’s storage services was recognized as revenue on a straight-line basis over the one year period, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the remaining storage period.

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

Direct costs also include an annual technical consulting fee of RMB2.6 million ($0.4 million) (RMB2.0 million prior to October 2013) payable by us to PEKU pursuant to a 20-year contract commencing in October 2013 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million ($0.5 million) (RMB2.0 million prior to October 2013). The agreement has a term of no less than 20 years commencing in November 2009. In December 2010, Lukou entered into a co-operation agreement with Zhejiang Provincial Blood Center with a 3 years term in relation to the operation of cord blood bank in Zhejiang with an annual service fee of RMB2.0 million.  Starting from January 1, 2014, the payment from Lukou to Zhejiang Provincial Blood Center has been changed and paid in the form of dividend together with advisory fee, with total sum not less than RMB2.0 million ($0.3 million) per annum.

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

We record cord blood units donated by the public as our inventories and capitalize our related collection, testing and processing costs. These capitalized costs are recognized as direct costs of a unit only when revenue is recognized upon the shipment of the unit for use by the transplant patient or for research purposes.

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

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2016			2015		2014
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	102,822	662,999	100.0	635,122	100.0	572,857	100.0
Direct costs	(22,425)	(144,598)	(21.8)	(130,611)	(20.6)	(106,225)	(18.5)
Gross profit	80,397	518,401	78.2	504,511	79.4	466,632	81.5
Operating expenses
Research and development	(1,390)	(8,964)	(1.4)	(9,907)	(1.6)	(9,773)	(1.7)
Sales and marketing	(22,977)	(148,155)	(22.3)	(127,927)	(20.1)	(112,689)	(19.7)
General and administrative	(26,357)	(169,952)	(25.6)	(131,681)	(20.7)	(112,244)	(19.6)
Total operating expenses	(50,724)	(327,071)	(49.3)	(269,515)	(42.4)	(234,706)	(41.0)
Operating income	29,673	191,330	28.9	234,996	37.0	231,926	40.5
Other expense, net
Interest income	2,825	18,218	2.7	18,252	2.9	16,870	2.9
Interest expense	(16,744)	(107,967)	(16.3)	(101,102)	(15.9)	(70,075)	(12.2)
Exchange (loss)/gain	(151)	(972)	(0.1)	(231)	(0.0)	80	0.0
Dividend income	7,630	49,198	7.4	2,344	0.4	9,911	1.7
Impairment loss on available-for-sale equity securities	(1,297)	(8,361)	(1.3)	—	—	—	—
Others	(18)	(113)	0.0	861	0.1	2,212	0.4
Total other expense, net	(7,755)	(49,997)	(7.6)	(79,876)	(12.5)	(41,002)	(7.2)
Income before income tax	21,918	141,333	21.3	155,120	24.5	190,924	33.3
Income tax expense	(7,754)	(50,000)	(7.5)	(47,327)	(7.5)	(58,398)	(10.2)
Net income	14,164	91,333	13.8	107,793	17.0	132,526	23.1

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Revenues

Revenues increased by 4.4% to RMB663.0 million ($102.8 million) for the year ended March 31, 2016 from RMB635.1 million for the year ended March 31, 2015. The growth in revenues was largely attributable to the increase in storage fee revenues as a result of our growing accumulated subscriber base. As of March 31, 2016, total units stored for our subscribers increased to 504,268, compared to 441,359 as of March 31, 2015. New subscribers for the year ended March 31, 2016 was 62,909, compared to 64,736 in the year ended March 31, 2015. There was no material early termination recorded for the two years ended March 31, 2015 and 2016.

For the year ended March 31, 2016, processing fee and storage fee revenues accounted for approximately 63.3% and 36.7% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2015 in which processing fee and storage fee revenues accounted for 67.9% and 32.1% of total revenues respectively. During the current year, processing fee decreased 2.7% to RMB419.5 million ($65.0 million) and storage fee revenue increased 19.5% to RMB243.5 million ($37.8 million).

Direct Costs

Direct costs increased to RMB144.6 million ($22.4 million) for the year ended March 31, 2016 from RMB130.6 million in the year ended March 31, 2015, as a result of increased raw material costs and direct labour (including share-based compensation expense related to the RSUs granted in December 2014). For the year ended March 31, 2016, variable costs and fixed costs accounted for approximately 66.9% and 33.1% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct labor, direct materials, processing and other collection related expenses are classified as variable costs.

Gross Profit

For the year ended March 31, 2016, gross profit amounted to RMB518.4 million ($80.4 million), up 2.8% from RMB504.5 million for the year ended March 31, 2015. Gross margins for the year ended March 31, 2016 was 78.2%, compared to 79.4% in the year ended March 31, 2015 as revenues growth was offset by higher raw material costs and direct labour.

Operating Expenses

Operating expenses increased to RMB327.1 million ($50.7 million) for the year ended March 31, 2016, compared to RMB269.5 million for the year ended March 31, 2015.

•                   Research and development expenses.   For the year ended March 31, 2016, we incurred research and development expenses of approximately RMB9.0 million ($1.4 million), compared to RMB9.9 million in the year ended March 31, 2015. Research and development expenses maintained at approximately 1.6% and 1.4% of revenues for the years ended March 31, 2015 and 2016, respectively, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•                   Sales and marketing expenses.   Sales and marketing expenses amounted to RMB148.2 million ($23.0 million) for the year ended March 31, 2016, increased by 15.8% as compared to RMB127.9 million in the year ended March 31, 2015. As a percentage of revenues, sales and marketing expenses were 22.3%, compared to 20.1% in the year ended Mar ch 31, 2015. Included in sales and marketing expenses was share-based compensation expense of RMB4.6 million and RMB16.4 million ($2.5 million) for the years ended March 31, 2015 and 2016, respectively. Excluding the effect of such share-based compensation expense, the growth of sales and marketing expenses remained in line with revenues growth.

•                   General and administrative expenses.   For the year ended March 31, 2016, general and administrative expenses rose to RMB170.0 million ($26.4 million), compared to RMB131.7 million for the year ended March 31, 2015. The increase in general and administrative expenses was mainly due to share-based compensation expense of RMB40.8 million ($6.3 million) for the year ended March 31, 2016, compared to RMB11.5 million in year ended March 31, 2015. Higher legal and professional fees also attributed to the increased general and administrative expenses.

Operating Income

As a result of the foregoing, operating income decreased by 18.6% to RMB191.3 million ($29.7 million) for the year ended March 31, 2016 from RMB235.0 million for the year ended March 31, 2015.

Other Expense, Net

For the year ended March 31, 2016, net other expense amounted to RMB50.0 million ($7.8 million), decreased by RMB29.9 million as compared to that of RMB79.9 million in the year ended March 31, 2015.

•                  Interest Income.   Interest income amounted RMB18.2 million ($2.8 million) in the current year, compared with RMB18.3 million in the year ended March 31, 2015.

•                  Interest Expense.   Interest expense for the year ended March 31, 2016 amounted to RMB108.0 million ($16.7 million). Interest expense and amortization of other costs related to the issuance of convertible notes amounted to RMB104.9 million ($16.3 million) for the year ended March 31, 2016, compared to RMB96.8 million in the year ended March 31, 2015.

In August 2014, we entered into a one-year loan agreement with a commercial bank in the PRC. The loan amounted to RMB60.0 million and bore a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB4.3 million in the year ended March 31, 2015 and the one-year loan was subsequently repaid. In October 2015, we borrowed RMB60.0 million ($9.3 million) from a commercial bank in PRC for one year. The loan bore a monthly fixed interest rate at 0.46%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB3.1 million ($0.4 million) in the year ended March 31, 2016.

•                  Dividend Income.   For the year ended March 31, 2016, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank and Cordlife Singapore in the amount of RMB31.8 million ($4.9 million) and RMB17.0 million ($2.6 million), respectively. For the year ended March 31, 2015, we recorded dividend income received from Cordlife Singapore in the amount of RMB2.3 million.

•                  Impairment loss.   For the year ended March 31, 2016, we incurred an impairment loss of RMB8.4 million ($1.3 million) on available-for-sale equity securities of ordinary shares held in CBB. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of CBB, the period of time during which market value of the shares had been below cost and the current market conditions, our management considered that the impairment loss on the investment to September 30, 2015 was other-than-temporary. Therefore, an impairment loss was recognized in earnings for the year ended March 31, 2016.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2016 amounted to RMB141.3 million ($21.9 million), decreased from RMB155.1 million for the year ended March 31, 2015.

Income Tax Expense

For the year ended March 31, 2016, we recorded an income tax expense of RMB50.0 million ($7.8 million), increased by 5.6% from RMB47.3 million for the year ended March 31, 2015. It represented an effective tax rate of 35.4%, compared with 30.5% for the year ended March 31, 2015. We have provided RMB5.2 million and RMB5.2 million ($0.8 million) for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future in the years ended March 31, 2015 and 2016. Higher effective tax rate in the current year was mainly due to the non-deductible share-based compensation expense, impairment loss on available-for-sale equity securities and increase in non-deductible tax loss from non-PRC entities not subject to income tax.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2016 amounted to RMB91.3 million ($14.2 million), compared to RMB107.8 million for the year ended March 31, 2015.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Revenues

Revenues increased by 10.9% to RMB635.1 million for the year ended March 31, 2015 from RMB572.9 million for the year ended March 31, 2014. The growth in revenues was largely attributable to the increase in storage fee revenues as a result of our growing accumulated subscriber base. As of March 31, 2015, total units stored for our subscribers increased to 441,359, compared to 376,623 as of March 31, 2014. New subscribers for the year ended March 31, 2015 slightly increased to 64,736, compared to 64,641 in the year ended March 31, 2014. There was no material early termination recorded for the two years ended March 31, 2014 and 2015.

For the year ended March 31, 2015, processing fee and storage fee revenues accounted for approximately 67.9% and 32.1% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2014 in which processing fee and storage fee revenues accounted for 70.9% and 29.1% of total revenues respectively. During the year ended March 31, 2015, processing fee and storage fee revenues grew 6.2% and 22.3% to RMB431.3 million and RMB203.8 million, respectively.

Direct Costs

Direct costs increased to RMB130.6 million for the year ended March 31, 2015 from RMB106.2 million in the year ended March 31, 2014, as a result of increased raw material costs, full year effect regarding the depreciation of new premises and revised consultation fees which started in October 2013. For the year ended March 31, 2015, variable costs and fixed costs accounted for approximately 62.2% and 37.8% of total direct costs respectively. Expenses like depreciation and amortization expenses, rental expenses and consultation related expenses are classified as fixed costs. Direct labor (including share-based compensation expense), direct materials, processing and other collection related expenses are classified as variable costs.

Gross Profit

For the year ended March 31, 2015, gross profit amounted to RMB504.5 million, up 8.1% from RMB466.6 million for the year ended March, 31, 2014. Gross margins for the year ended March 31, 2015 was 79.4%, compared to 81.5% in the year ended March 31, 2014 as revenues growth was offset by higher raw material costs and depreciation expense.

Operating Expenses

Operating expenses increased to RMB269.5 million for the year ended March 31, 2015, compared to RMB234.7 million for the year ended March 31, 2014.

•                   Research and development expenses.  For the year ended March 31, 2015, we incurred research and development expenses of approximately RMB9.9 million, compared to RMB9.8 million in the year ended March 31, 2014. Research and development expenses maintained at approximately 2% of revenues for both the years ended March 31, 2014 and 2015, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation. Research and development expenses are expensed immediately as they are incurred.

•                   Sales and marketing expenses.  Sales and marketing expenses amounted to RMB127.9 million for the year ended March 31, 2015, increased by 13.5% as compared to RMB112.7 million in the year ended March 31, 2014. As a percentage of revenues, sales and marketing expenses were 20.1%, compared to 19.7% in the year ended March 31, 2014. Included in sales and marketing expenses was the first time recognition of share-based compensation expense of RMB4.6 million regarding the RSUs granted in December 2014. Excluding the effect of such share-based compensation expense, the growth of sales and marketing expenses remained in line with revenues growth.

•                   General and administrative expenses.  For the year ended March 31, 2015, general and administrative expenses rose to RMB131.7 million, compared to RMB112.2 million for the year ended March 31, 2014. The increase in general and administrative expenses was mainly due to the first time recognition of share-based compensation expense of RMB11.5 million regarding the RSUs granted in December 2014. Rising staff costs, charges related to provision and higher depreciation expense for the new premises in Guangdong and Zhejiang also attributed to the increased general and administrative expenses.

Operating Income

As a result of the foregoing, operating income increased by 1.3% to RMB235.0 million for the year ended March 31, 2015 from RMB231.9 million for the year ended March 31, 2014.

Other Expense, Net

For the year ended March 31, 2015, net other expense amounted to RMB79.9 million, increased by RMB38.9 million as compared to that of RMB41.0 million in the year ended March 31, 2014.

•                  Interest Income.  Interest income increased from RMB16.9 million for the year ended March 31, 2014 to RMB18.3 million in the year ended March 31, 2015, as a result of the increase in cash and cash equivalents from RMB1,882.9 million as of March 31, 2014 to RMB2,436.7 million as of March 31, 2015.

•                  Interest Expense.  Interest expense for the years ended March 31, 2015 amounted to RMB101.1 million, without any capitalization. For the year ended March 31, 2014, interest expense amounted to RMB70.1 million which took into account the capitalization of interest expense for the construction of the Company’s new premises in Guangdong and Zhejiang of RMB25.9 million. Gross interest expense and amortization of other costs related to the issuance of convertible notes to BCHIL, Magnum Opus and Cordlife Singapore (previously issued to Golden Meditech) amounted to RMB96.8 million for the year ended March 31, 2015, compared to RMB92.1 million in the year ended March 31, 2014.

In July 2013, we entered into a one-year loan agreement with a commercial bank in the PRC. The loan amounted to RMB60.0 million and bore a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB3.9 million in the year ended March 31, 2014. In August 2014, we entered into another one-year loan agreement with a commercial bank in the PRC. The loan amounted to RMB60.0 million and bore a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred gross interest expense of approximately RMB4.3 million in the year ended March 31, 2015.

•                  Dividend Income.  For the year ended March 31, 2015, we recorded dividend income received from Cordlife Singapore in the amount of RMB2.3 million. For the year ended March 31, 2014, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank, and Cordlife Singapore in the amount of RMB7.5 million and RMB2.4 million, respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2015 amounted to RMB155.1 million, decreased from RMB190.9 million for the year ended March 31, 2014.

Income Tax Expense

For the year ended March 31, 2015, we recorded an income tax expense of RMB47.3 million, decreased by 19.0% from RMB58.4 million for the year ended March 31, 2014. It represented an effective tax rate of 30.5%, compared with 30.6% for the year ended March 31, 2014. During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. We have also provided RMB3.9 million and RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future in the years ended March 31, 2014 and 2015. Excluding such withholding tax expenses, higher effective tax rate in the year ended March 31, 2015 was mainly due to the non-deductible share-based compensation expense whereas no such expense in the year ended March 31, 2014.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2015 amounted to RMB107.8 million, compared to RMB132.5 million for the year ended March 31, 2014.

Liquidity and Capital Resources

As of March 31, 2016, we had cash and cash equivalents of RMB3,008.4 million ($466.6 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. In October 2015, we borrowed a loan from Hangzhou Bank in the PRC for one year, commencing on October 9, 2015, to finance the purchase of raw materials. Such borrowings, which amounted to RMB60.0 million ($9.3 million) as of March 31, 2016, are denominated in RMB and are secured by our building in the PRC. The loan bears a monthly fixed interest rate at 0.46%. Aside from the RMB60.0 million ($9.3 million) bank loan, we do not maintain any credit facilities.

Our short-term liquidity requirements include funding of our need for working capital. We have relied principally on cash flow from operations, equity financing and debt financing for our short-term liquidity requirements. We generate our cash flow from operations primarily from collection of processing fees at the time of subscription and storage fees each year as long as our subscribers continue to renew their subscription contract over the 18-year period. Therefore, we enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we are unable to continue to increase our new subscriber sign-ups to compensate for the loss of payment of storage fees arising from early termination by our existing subscribers, our operating cash inflows may be adversely affected.

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. In August 2015, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL, which is the holder of the convertible notes and a wholly-owned subsidiary of BCHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly-owned subsidiary GM Stem Cells. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events.

We expect that we will finance our capital expenditure requirements with a combination of future offerings of equity or debt securities, bank borrowings at different subsidiary levels, and operating cash flows. Our need for, and the availability of, external financing is influenced by many factors, including profitability, operating cash flows, debt levels, contractual restrictions and market conditions. Other sources of cash will include dividend distributions and other payments from our subsidiaries.

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2016 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2016		2015	2014
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	90,105	580,997	594,866	536,015
Net cash used in investing activities	(2,556)	(16,480)	(42,431)	(149,883)
Net cash (used in)/provided by financing activities	(255)	(1,646)	—	2,336
Effect of foreign currency exchange rate change on cash and cash equivalents	1,380	8,896	1,319	334

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 2.3% to RMB581.0 million ($90.1 million) during the year ended March 31, 2016, compared to RMB594.9 million during the year ended March 31, 2015. The decrease was mainly attributable to the followings: (i) the decrease in new subscribers number, especially subscribers who chose payment option two who paid an upfront payment for 18-year storage fees at the time of subscription; (ii) the decrease in operating income before depreciation and amortization and share-based compensation expenses; and (iii) tax refund from the relevant PRC tax authority after the redetermination of Nuoya’s HNTE status during the year ended March 31, 2015. No such refund was recorded during the year ended March 31, 2016.

Net cash provided by operating activities increased by 11.0% to RMB594.9 million during the year ended March 31, 2015, compared to RMB536.0 million during the year ended March 31, 2014. The increase was mainly attributable to the followings: (i) the increase in operating income before depreciation and amortization and share-based compensation expenses; (ii) the modest increase in new subscribers number and the full year effect pursuant to the pricing adjustment in 2013; and (iii) tax refund from the relevant PRC tax authority after the redetermination of Nuoya’s HNTE status in April 2014.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB16.5 million ($2.6 million) for the year ended March 31, 2016, primarily for the purchase of property, plant and equipment.

Net cash used in investment activities amounted to RMB42.4 million for the year ended March 31, 2015. Capital was mainly used for (i) the acquisition of equipment and renovation payment relating to the expansion of Guangdong storage facility and the establishment of new storage facility in the Zhejiang province; and (ii) the acquisition of 1,150,000 shares in Cordlife Singapore.

Net cash used in investment activities amounted to RMB149.9 million for the year ended March 31, 2014. Capital was mainly used for the acquisition and construction of properties for the expansion of Guangdong storage facility and the establishment of new storage facility in Zhejiang.

Net Cash (Used in)/Provided by Financing Activities

Net cash used in financing activities was RMB1.6 million ($0.3 million) for the year ended March 31, 2016. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

There was no cash (net of repayment) provided by financing activities for the year ended March 31, 2015.

Net cash provided by financing activities was RMB2.3 million for the year ended March 31, 2014. The cash was provided by the proceeds from bank loan (net of repayment) of RMB10.0 million, partially offset by the payments made for shares repurchase in the open market in year ended March 31, 2013 of RMB4.4 million and payments made for debt issuance costs incurred for the issuance of convertible notes in the year ended March 31, 2013 of RMB3.2 million.

Capital Expenditures

For the years ended March 31, 2014, 2015 and 2016 our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

We are also in discussion with several existing licensees in certain other regions for potential acquisitions or collaboration. Some of these discussions are on going, and we have not reached an agreement or executed any binding or non-binding written agreements with respect to the terms and conditions of any potential acquisition with any of its potential targets. As cash requirements relating to potential acquisitions may vary significantly depending on the targets we may acquire, our future capital expenditures may differ significantly from our current plans.

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2016.

Contractual Obligation

	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Commercial commitments	5,800	11,600	11,600	59,967	88,967
Research and development	2,000	—	—	—	2,000
Convertible notes — principal	—	746,035	—	—	746,035
Convertible notes — interests	52,222	289,387	—	—	341,609
Operating lease obligations	1,737	3,192	1,106	—	6,035
	61,759	1,050,214	12,706	59,967	1,184,646

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

•                   Convertible notes.  On April 27, 2012 and October 3, 2012, we completed the sale of $65 million and $50 million in aggregate principal amount of 7% senior unsecured convertible notes to BCHIL and Golden Meditech, respectively. As of January 4, 2016, Golden Meditech, through its wholly-owned subsidiary, GM Stem Cells, had purchased all outstanding convertible notes previously issued by the Company from the current holders thereof. The 5-year convertible notes carry an interest rate of 7% on unconverted portion of the notes and payable annually. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 102.6, 102.0 and 101.4 in 2013, 2014 and 2015, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), which eliminates the concept of extraordinary and unusual items from U.S. GAAP. ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs is not affected by this ASU. ASU 2015-03 is adopted by the Company in the current fiscal year ended March 31, 2016. Upon the adoption of this ASU, the debt issuance costs in the amount of RMB3,592 and RMB4,210 which were presented as current and non-current debt issuance costs separately, have been retrospectively adjusted as a direct deduction of an equivalent amount from the carrying amount of convertible notes as of March 31, 2015 (Note 14).

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and non-current amounts. ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current and is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ITEM 6.                                                                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                                            Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Yuen Kam (3)	54	Chairman of the Board
Ting Zheng (3)	44	Chief Executive Officer and Director
Albert Chen	40	Chief Financial Officer and Director
Mark D. Chen (1)(2)(4)	48	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	52	Independent Non-executive Director
Jennifer J. Weng (1)(2)(4)	48	Independent Non-executive Director
Yue Deng	46	Chief Executive Officer — Beijing Division
Rui Arashiyama	57	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	62	Chief Technology Officer

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

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee and Special Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. He is currently Managing Partner of Pantheon Pacific Capital Management Ltd., a global private equity fund management and advisory company. Mr. Chen co-founded Easton Capital Investment Group, a New York based private equity investment firm in 1998 and has served as general partner of its various affiliated funds. He is currently a director and chairman of the Audit Committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

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

Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She currently serves as investment advisor to investment funds investing in private equity and real estate transactions in United States. Previously, she had held a variety of research and financial management positions with companies including Mizuho and Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania.

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

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. Currently Mr. Mark D. Chen and Mr. Albert Chen are Class A directors, Ms. Ting Zheng and Dr. Ken Lu are Class B directors, and Mr. Yuen Kam and Ms. Jennifer J. Weng are Class C directors.

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

For the fiscal years ended March 31, 2014, 2015 and 2016, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

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

Name and Principal Position	Year ended March 31,	Salary (1) $	Bonus (1) $	Total (1) $
Yuen Kam	2016	—	—	—
Chairman	2015	—	—	—
	2014	—	—	—
Ting Zheng	2016	367,056	—	367,056
Chief Executive Officer	2015	345,789	—	345,789
	2014	314,244	386,762	701,006
Albert Chen	2016	367,056	—	367,056
Chief Financial Officer	2015	345,789	—	345,789
	2014	314,244	386,762	701,006
Yue Deng	2016	137,762	—	137,762
Chief Executive Officer — Beijing Division	2015	140,622	—	140,622
	2014	141,141	103,137	244,278
Rui Arashiyama	2016	255,816	—	255,816
Chief Executive Officer — Guangdong and Zhejiang Divisions	2015	259,602	—	259,602
	2014	306,280	128,921	435,201
Xin Xu	2016	116,332	12,484	128,816
Chief Technology Officer	2015	118,066	17,745	135,811
	2014	123,359	53,904	177,263

(1)                                        Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings or CCBC in Hong Kong dollars for the years ended March 31, 2014, 2015 and 2016. Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by CSC Holdings or CCBC in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing, Guangdong and/or Zhejiang for the years ended March 31, 2014, 2015 and 2016. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2016, which was HK$7.7563 to $1.00 and RMB6.448 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. See “Key Information — Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control.” Except for these service contracts, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws.

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

The following table summarizes, as of March 31, 2016, the RSUs (subject to satisfaction of performance criteria prior to vesting, which as of March 31, 2016 have not been met) held by executive officers:

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

Special Committee

On April 27, 2015, a special committee of independent directors, consisting of Mr. Mark Chen (Mr. Chen is the chairman of our Special Committee), Ms. Jennifer Weng and Dr. Ken Lu, was formed by our Board of Directors, to consider the GM Proposal and certain other potential transactions involving the Company. See “Information on the Company — History and Development of the Company — Recent Developments”.

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

D.                                                                                                            Employees

As of March 31, 2014, 2015 and 2016, we had 944, 1,039 and 923 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2016:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	165	272	108
Laboratory function	66	90	27
Management and administration	82	75	38
Total	313	437	173

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

Name and Address	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Yuen Kam (2)	29,772,843	24.7%
Ting Zheng (3)	1,071,994	1.3%
Albert Chen (4)	393,064	*
Mark D. Chen (5)	398,144	*
Dr. Ken Lu (6)	314,049	*
Jennifer J. Weng (5)	398,144	*
Yue Deng (7)	142,934	*
Xin Xu (8)	71,466	*
All directors and executive officers as a group	32,164,494	26.7%
Principal shareholders:
Golden Meditech Stem Cells (BVI) Company Limited (9)	78,874,106	65.4%
Golden Meditech Holdings Limited (10)	78,874,106	65.4%
Kent C. McCarthy (11)	5,389,439	6.7%
Bio Garden Inc. (12)	29,736,465	24.7%
Skandinaviska Enskilda Banken AB	7,343,693	9.2%
Magnum Opus International (PTC) Limited, as trustee (13)	7,080,000	8.8%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                     Percentages based on 80,083,248 shares outstanding as of July 28, 2016, excluding shares owned by us.

(2)                                     Includes 29,772,843 of the 78,874,106 ordinary shares beneficially owned by Golden Meditech (see note (10) below) in which Mr. Kam owns 37.7% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

(3)                                     Does not include 1,700,000 RSUs held by Ms. Ting Zheng subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(4)                                     Includes (i) 321,598 ordinary shares held by Mr. Albert Chen; and (ii) 71,466 ordinary shares held by his spouse. Does not include 1,300,000 RSUs held by Mr. Chen subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

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

(9)                                     Includes (i) 38,352,612 ordinary shares held by GM Stem Cells; and (ii) 40,521,494 ordinary shares issuable upon conversion in full of the senior convertible notes, with an aggregate principal amount of $115 million at a conversion price of $2.838 per share, held in three tranches of $65 million, $25 million and $25 million.

(10)                                Includes 78,874,106 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech (see note (9) above).

(11)                                Includes (i) 911,119 ordinary shares held by Jayhawk China Fund (Cayman), Ltd.; (ii) 4,064,800 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (iii) 283,215 ordinary shares held by the Kent C. McCarthy Revocable Trust dated October 24, 2003; and (iv) 130,305 ordinary shares held by 7-2010 GRAT 6 Under Kent C McCarthy GRAT Tr Dtd 4-23-2010 (“GRAT 6”).

Mr. Kent C. McCarthy is the manager of Jayhawk Capital Management, L.L.C., which is the partner of Jayhawk China Fund (Cayman), Ltd. As a result, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial owners of the securities owned of record by Jayhawk China Fund (Cayman), Ltd. Mr. McCarthy is also the manager of Jayhawk Private Equity, LLC, which is the manager of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy and Jayhawk Private Equity, LLC are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is also the trustee of the Kent C. McCarthy Revocable Trust dated October 24, 2003. As a result, Mr. McCarthy is deemed to be beneficial owners of the securities owned of record by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Mr. McCarthy is the trustee of GRAT 6. As a result, Mr. McCarthy is deemed to be beneficial owner of the securities owned of record by GRAT 6. Information derived from a Schedule 13G/A filed on February 12, 2016.

(12)                                Includes 29,736,465 of the 78,874,106 ordinary shares beneficially owned by Golden Meditech (see note (10) above). Bio Garden beneficially owns 37.7% of the ordinary shares of Golden Meditech.

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

As of June 30, 2016, 40.4% of our outstanding ordinary shares are held by 6 record holders in the United States.

Save as disclosed, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Convertible notes

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to BCHIL. In August 2015, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly-owned subsidiary, GM Stem Cells. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

Commercial Arrangement

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the years ended March 31, 2014, 2015 and 2016, the Company purchased raw materials of RMB14.3 million, RMB15.7 million and RMB37.6 million ($5.8 million) from China Bright Group Co. Limited, a subsidiary of Golden Meditech.

Strategic Alliance Agreement

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we have obtained a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, at a fee. During the year ended March 31, 2015 and period from April 1, 2015 to October 30, 2015, less than RMB1 million was paid to Cordlife Singapore regarding the sub-license right. Since October 30, 2015, Cordlife Singapore was no longer a related party of the Group.

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

ITEM 8.                                                                                                FINANCIAL INFORMATION

A.                                                                                                            Consolidated Statements and Other Financial Information

See Item 18.

B.                                                                                                            Significant Changes

None

ITEM 9.                                                                                                THE OFFER AND LISTING

A.                                                                                                            Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2016, the high and low sale prices for CCBC’s shares as reported on the NYSE (See Item 9C for the dates that the securities were traded on each market).

	High	Low
Fiscal Annual Highs and Lows
2014	$4.44	$2.76
2015	6.39	4.07
2016	7.65	5.09
Fiscal Quarterly Highs and Lows
2015
First Quarter	5.58	4.07
Second Quarter	5.70	4.32
Third Quarter	5.19	4.15
Fourth Quarter	6.39	4.27
2016
First Quarter	7.22	5.09
Second Quarter	7.65	5.13
Third Quarter	6.45	6.00
Fourth Quarter	6.25	5.67
2017
First Quarter	6.33	5.71
Monthly Highs and Lows
January 2016	6.25	5.90
February 2016	6.02	5.67
March 2016	6.20	5.79
April 2016	6.33	6.14
May 2016	6.25	6.02
June 2016	6.10	5.71

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2016, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 80,220,147 ordinary shares fully paid or credited as fully paid.

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

After the completion of the Share Exchange, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona pursuant to the regulations under Section 7874) should have been considered as owning, by reason of owning (or being treated as owning) stock of Pantheon Arizona, less than 80% of the voting power and the value of the shares of CCBC (including any warrants treated as shares of CCBC pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not have applied to treat CCBC as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of comprehensive guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and Share Exchange, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Share Exchange for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would have been satisfied (and CCBC would have been treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona), by reason of owning (or being treated as owning) stock of Pantheon Arizona, would have owned all of the shares (including any warrants treated as shares) of CCBC immediately after the Redomestication. Although normal “step transaction” tax principles supported the view that the Redomestication and the Share Exchange should have been viewed together for purposes of determining whether Section 7874(b) was applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The discussion herein assumes that CCBC has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2016, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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

We had cash and cash equivalents denominated in U.S. dollars of approximately $3.7 million as of March 31, 2016. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2016, we had cash and cash equivalents of RMB3,008.4 million ($466.6 million). Aside from the RMB60.0 million ($9.3 million) bank loan with monthly fixed interest rate of 0.46% and RMB910.7 million ($141.2 million) convertible notes with annual fixed interest rates of 12%, we do not maintain any credit facilities as of March 31, 2016. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2016, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2016 from RMB9.3 million ($1.4 million) to RMB8.3 million ($1.3 million).

Equity Price Risk

As of March 31, 2016, we had available-for-sale equity securities of RMB162.7 million ($25.2 million). The available-for-sale equity securities represent our equity investments in CBB and Cordlife Singapore, which are publicly traded company on the Australian Securities Exchange and Singapore Exchange, respectively. As of March 31, 2016, we owned 11.4% equity interest in CBB and 9.8% equity interest in Cordlife Singapore. Both investments in CBB and Cordlife Singapore are exposed to price fluctuations. As of March 31, 2016, there were total unrealized net holding losses of RMB1.3 million ($0.2 million) recorded in CBB and total unrealized net holding gains of RMB130.8 million ($20.3 million) recorded in Cordlife Singapore, respectively.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to BCHIL. Also, on October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. Total proceeds from both convertible notes of $115 million raised are being used for capacity expansion, potential acquisition and general corporate purpose.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2016. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of the our internal control over the financial reporting as of March 31, 2016, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of March 31, 2016.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2016.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Cord Blood Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of China Cord Blood Corporation and subsidiaries as of March 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and our report dated July 28, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Shanghai, China
July 28, 2016

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

ITEM 16C.                                                                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountants for the audit of our annual financial statements for the year ended March 31, 2016 was KPMG Huazhen LLP. Our independent accountants for the audit of our annual financial statements for the years ended March 31, 2014 and 2015 was KPMG. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2016		2015	2014
	$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	924	5,961	5,733	6,615
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	924	5,961	5,733	6,615

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015 and July 28, 2016, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016 and July 28, 2017, respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2016.

ITEM 16F.                                                                                CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)         Dismissal of KPMG

KPMG was previously the principal accountants for China Cord Blood Corporation. On September 8, 2015, KPMG was dismissed and KPMG Huazhen LLP was engaged as principal accountants. The decision to change accountants was approved by the Audit Committee.

During the two fiscal years ended March 31, 2015, and the subsequent interim period through September 8, 2015 preceeding such dismissal, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG on the consolidated financial statements of China Cord Blood Corporation and subsidiaries as of and for the years ended March 31, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

(b)         Appointment of KPMG Huazhen LLP

As set forth above, on September 8, 2015, our Audit Committee and board of directors engaged KPMG Huazhen LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2016. During the two fiscal years ended 2015 and the subsequent interim period through September 8, 2015, neither our company, nor anyone on our behalf, had consulted KPMG Huazhen LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided to us that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

A letter from KPMG is attached as Exhibit 15.3 to this Form 20-F.

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

4.26	2011 China Cord Blood Corporation Restricted Share Unit Scheme, as amended (11)
4.27	7% Senior Convertible Note issued to Magnum Opus International Holdings Limited due 2017 (12)
4.28	7% Senior Convertible Note issued to Cordlife Group Limited due 2017 (12)
4.29	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.30	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.31	Non-binding proposal letter from Golden Meditech Holdings Limited, dated April 27, 2015 (14)
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG
15.2	Consent of KPMG Huazhen LLP
15.3	Letter from KPMG, dated July 28, 2016

101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

CHINA CORD BLOOD CORPORATION

July 28, 2016	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation:

We have audited the accompanying consolidated balance sheet of China Cord Blood Corporation (the “Company”) and subsidiaries as of March 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Shanghai, China

July 28, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation:

We have audited the accompanying consolidated balance sheet of China Cord Blood Corporation (the “Company”) and subsidiaries as of March 31, 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended March 31, 2014 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2015, and the results of their operations and their cash flows for the years ended March 31, 2014 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

July 31, 2015

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2015	2016	2016
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		2,436,655	3,008,422	466,567
Trading securities		7,708	—	—
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; March 31, 2016: RMB38,261 (US$5,934))	3	120,762	124,645	19,331
Inventories	4	23,803	28,326	4,393
Prepaid expenses and other receivables	5	19,508	24,412	3,786
Deferred tax assets	17(c)	10,270	14,056	2,180
Total current assets		2,618,706	3,199,861	496,257

Property, plant and equipment, net	6	603,167	574,567	89,108
Non-current deposits	7	207,258	218,379	33,868
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; March 31, 2016: RMB62,633 (US$9,714))	3	194,238	165,011	25,591
Inventories	4	58,224	64,322	9,975
Intangible assets, net	8	115,928	111,307	17,262
Available-for-sale equity securities	9	122,416	162,734	25,238
Other investment	10	189,129	189,129	29,331
Deferred tax assets	17(c)	2,618	2,617	406
Total assets		4,111,684	4,687,927	727,036

LIABILITIES

Current liabilities
Bank loan	11	60,000	60,000	9,305
Accounts payable		12,673	13,248	2,055
Accrued expenses and other payables	12	87,381	61,304	9,507
Deferred revenue	13	220,140	257,692	39,965
Amounts due to related parties	20	20,802	53,255	8,259
Income tax payable		10,081	8,524	1,322
Deferred tax liabilities	17(c)	9,100	14,300	2,218
Total current liabilities		420,177	468,323	72,631

Convertible notes, net	14	808,049	906,222	140,543
Non-current deferred revenue	13	1,099,399	1,321,239	204,907
Other non-current liabilities	12(i)	215,585	255,932	39,691
Deferred tax liabilities	17(c)	25,261	22,786	3,534
Total liabilities		2,568,471	2,974,502	461,306

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2015	2016	2016
		RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2015 and 2016, respectively	15(a)	50	50	8
Additional paid-in capital		814,678	873,654	135,493
Treasury stock, at cost (March 31, 2015 and 2016: 136,899 shares, respectively)	15(c)	(2,815)	(2,815)	(437)
Accumulated other comprehensive income		63,230	84,779	13,148
Retained earnings		662,615	753,585	116,871
Total equity attributable to China Cord Blood Corporation		1,537,758	1,709,253	265,083

Non-controlling interests		5,455	4,172	647

Total equity		1,543,213	1,713,425	265,730

Commitments and contingencies	24	—	—	—

Total liabilities and equity		4,111,684	4,687,927	727, 036

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Years ended March 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$

Revenues	16	572,857	635,122	662,999	102,822
Direct costs		(106,225)	(130,611)	(144,598)	(22,425)
Gross profit		466,632	504,511	518,401	80,397

Operating expenses
Research and development		(9,773)	(9,907)	(8,964)	(1,390)
Sales and marketing		(112,689)	(127,927)	(148,155)	(22,977)
General and administrative		(112,244)	(131,681)	(169,952)	(26,357)
Total operating expenses		(234,706)	(269,515)	(327,071)	(50,724)

Operating income		231,926	234,996	191,330	29,673

Other expense, net
Interest income		16,870	18,252	18,218	2,825
Interest expense	6	(70,075)	(101,102)	(107,967)	(16,744)
Foreign currency exchange gains/(losses)		80	(231)	(972)	(151)
Dividend income	9 & 10	9,911	2,344	49,198	7,630
Impairment loss on available-for-sale equity securities	9	—	—	(8,361)	(1,297)
Others		2,212	861	(113)	(18)
Total other expense, net		(41,002)	(79,876)	(49,997)	(7,755)

Income before income tax		190,924	155,120	141,333	21,918

Income tax expense	17(a)	(58,398)	(47,327)	(50,000)	(7,754)
Net income		132,526	107,793	91,333	14,164

Net income attributable to non-controlling interests		(623)	(501)	(363)	(56)
Net income attributable to China Cord Blood Corporation’s shareholders		131,903	107,292	90,970	14,108

Earnings per share:	19
- Basic		1.60	1.36	1.25	0.19
- Diluted		1.60	1.36	1.25	0.19

China Cord Blood Corporation

Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands, except per share data)

	Years ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustments	8,299	4,642	(19,124)	(2,966)
- Unrealized holding gain/(loss) in available-for-sale equity securities
- Unrealized holding gain/(loss) arising during the year	57,708	(25,675)	32,312	5,011
- Reclassification adjustment for losses included in net income	—	—	8,361	1,297
Total other comprehensive income/(loss)	66,007	(21,033)	21,549	3,342
Comprehensive income	198,533	86,760	112,882	17,506

Comprehensive income attributable to non-controlling interests	(623)	(501)	(363)	(56)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	197,910	86,259	112,519	17,450

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
							Accumulated
		Share capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2013		73,140,147	50	798,221	(136,899)	(2,815)	18,256	423,420	4,331	1,241,463
Net income		—	—	—	—	—	—	131,903	623	132,526
Other comprehensive income		—	—	—	—	—	66,007	—	—	66,007
Balance as of March 31, 2014		73,140,147	50	798,221	(136,899)	(2,815)	84,263	555,323	4,954	1,439,996
Net income		—	—	—	—	—	—	107,292	501	107,793
Other comprehensive loss		—	—	—	—	—	(21,033)	—	—	(21,033)
Share-based compensation	18	—	—	16,457	—	—	—	—	—	16,457
Balance as of March 31, 2015		73,140,147	50	814,678	(136,899)	(2,815)	63,230	662,615	5,455	1,543,213
Net income		—	—	—	—	—	—	90,970	363	91,333
Other comprehensive income		—	—	—	—	—	21,549	—	—	21,549
Share-based compensation	18	—	—	58,976	—	—	—	—	—	58,976
Dividend paid to holder of non-controlling interests		—	—	—	—	—	—	—	(1,646)	(1,646)
Balance as of March 31, 2016		73,140,147	50	873,654	(136,899)	(2,815)	84,779	753,585	4,172	1,713,425

Balance as of March 31, 2016 - US$			$8	$135,493		$(437)	$13,148	$116,871	$647	$265,730

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Operating activities:
Net income		132,526	107,793	91,333	14,164
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment		(32)	23	(87)	(13)
Depreciation of property, plant and equipment	6	32,444	45,988	45,545	7,062
Amortization of intangible assets	8	4,621	4,621	4,621	717
Deferred income taxes	17(a)	8,398	(912)	(1,060)	(164)
Provision for doubtful accounts	3(c)	17,973	25,042	20,251	3,141
Interest on convertible notes	14	13,835	43,412	49,995	7,754
Amortization of debt issuance costs	14	3,610	3,610	3,712	576
Share-based compensation	18	—	16,535	58,684	9,101
(Gain)/loss on trading securities		—	(201)	515	80
Impairment loss on available-for-sale equity securities	9	—	—	8,361	1,297

Changes in operating assets and liabilities:
Trading securities		—	(7,531)	7,450	1,155
Accounts receivable		(16,296)	(19,273)	5,093	790
Inventories		(29,973)	(2,059)	(10,621)	(1,647)
Prepaid expenses and other receivables		(25,441)	17,410	(4,789)	(743)
Non-current deposits		261	12	11	2
Accounts payable		532	2,251	575	89
Accrued expenses and other payables		11,036	276	(28,866)	(4,477)
Deferred revenue		317,767	299,186	259,392	40,228
Amounts due to related parties		10,421	(545)	31,882	4,944
Income tax payable		(2,412)	7,510	(1,557)	(241)
Other non-current liabilities		56,745	51,718	40,557	6,290
Net cash provided by operating activities		536,015	594,866	580,997	90,105

Investing activities:
Purchase of property, plant and equipment		(150,093)	(37,797)	(16,630)	(2,579)
Proceeds from disposal of property, plant and equipment		210	13	150	23
Acquisition of available-for-sale equity securities	9	—	(4,647)	—	—
Net cash used in investing activities		(149,883)	(42,431)	(16,480)	(2,556)

Financing activities:
Repayment of bank loan	11	(50,000)	(60,000)	(60,000)	(9,305)
Proceeds from bank loan	11	60,000	60,000	60,000	9,305
Payment for repurchase of shares	15(c)	(4,422)	—	—	—
Payment of debt issuance costs	14	(3,242)	—	—	—
Payment for dividends to holder of non-controlling interests		—	—	(1,646)	(255)
Net cash provided by/(used in) financing activities		2,336	—	(1,646)	(255)

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	334	1,319	8,896	1,380

Net increase in cash and cash equivalents	388,802	553,754	571,767	88,674

Cash and cash equivalents at beginning of year	1,494,099	1,882,901	2,436,655	377,893

Cash and cash equivalents at end of year	1,882,901	2,436,655	3,008,422	466,567

Non-cash investing and financing activities:
Payable for property, plant and equipment	41,055	—	235	36

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	64,683	47,234	52,967	8,215
Cash refund during the year for income taxes	429	18,404	350	54
Cash paid for interest, net of capitalized interest	28,096	49,892	49,572	7,688

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)                                 Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2016, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

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

(b)                                 Reorganization and reverse recapitalization

The Company was formerly known as Pantheon China Acquisition Corp. (“Pantheon”), a blank check company whose objective was to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business that has its principal operations located in the PRC, or control such operating business through contractual arrangements.

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

2                                         Summary of significant accounting policies

(a)                                 Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and a variable interest entity in which the Company is the primary beneficiary. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                 Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of selling price for individual deliverables in multiple-element revenue arrangements, the estimated future number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, the realizability of inventories and deferred tax assets and the fair values of share-based compensation.

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

Transactions of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains/(losses) in the consolidated statements of comprehensive income.

Transactions of the Company and subsidiaries outside the PRC denominated in currencies other than their functional currencies are translated into their functional currencies at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into their functional currencies using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains/(losses) in the consolidated statements of comprehensive income.

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

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2016 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.4480, being the spot exchange rate of U.S. dollars in effect on March 31, 2016 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2016 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP and all U.S. dollars convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)                                 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2015 and 2016, cash and cash equivalents maintained in the PRC amounted to RMB2,261,306 and RMB2,820,472 (US$437,171), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2015		2016
	Original currency	RMB	Original currency	RMB

U.S. dollars	28,168	173,419	3,702	24,018
Australian dollars	1	5	1	5
Renminbi	2,261,327	2,261,327	2,820,503	2,820,503
Hong Kong dollars	2,361	1,863	197,049	163,885
Singapore dollars	9	41	2	12

Cash and cash equivalents held at financial institutions located in the PRC and Hong Kong are insured up to certain amount. Management believes that these major financial institutions have high credit ratings.

(e)                                  Investment securities

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such designations at each reporting date.

Trading securities are recorded at fair value. Realized and unrealized holding gains and losses, net of the related tax effect, on trading securities are included in earnings.

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

The allowance for doubtful accounts is the Group’s best estimate of losses in the Group’s accounts receivable, which is determined based on historical write-off experience, customer specific facts and economic conditions.

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

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	37.5 - 50 years
Leasehold improvements	Shorter of the lease term or estimated useful lives of 10 years
Machineries	5 - 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	3 - 5 years

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

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and is expensed to direct costs when revenue is recognized upon shipment of the donated cord blood units.

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

(j)                                    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2014, 2015 and 2016.

(k)                                 Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Group freezes the units and stores them in a cryogenic freezer. Under the cord blood processing and storage agreement (“Agreement”) signed with the customer, the Group charges separate processing fee and storage fees to the customer and such Agreement typically provides for a storage period of eighteen years with successive one-year renewal periods after eighteen years.

The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and cord blood storage services are separate units.

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

During the years ended March 31, 2014, 2015 and 2016, the Group offered its customers three payment options:

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

The recognition of storage revenue is ceased when the collectability of the storage fees from the customers is not reasonably assured due to delinquency of payment by the customers. During the years ended March 31, 2014, 2015 and 2016, the Group ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months.

Fees derived from the provision of donated cord blood for transplantation and research was recognized when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

The Group’s revenue are net of value-added tax collected on behalf of tax authorities at 6% on the invoiced amount in respect of the services rendered.

(l)                                    Research and development costs

Research and development costs are incurred for research activities conducted to enhance collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. They also include research expenses on the use of cord blood stem cells in different medical treatments. Research and development costs are expensed as incurred.

(m)                              Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB30,785, RMB30,899 and RMB35,477 (US$5,502) for the years ended March 31, 2014, 2015 and 2016, respectively.

(n)                                 Employee benefits

Contributions to employee benefits (which are defined contribution plans) are charged to the consolidated statements of comprehensive income when the related employee service is provided. The Group does not have any defined benefit plans.

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

(q)                                 Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims that relate to a wide range of matters, including, among others, product liability. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(r)                                   Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to ordinary shareholders is allocated between ordinary shares and participating securities based on contractual participating rights of security to share in undistributed earnings as if all of the earnings had been distributed.

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

(s)                                   Share-based compensation

The Group recognizes share-based payments as compensation cost and measures such cost based on the grant date fair value of the equity instrument issued. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

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

(v)                                  Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), which eliminates the concept of extraordinary and unusual items from U.S. GAAP. ASU 2015-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs is not affected by this ASU. ASU 2015-03 is adopted by the Company in the current fiscal year ended March 31, 2016.  Upon the adoption of this ASU, the debt issuance costs in the amount of RMB3,592 and RMB4,210 which were presented as current and non-current debt issuance costs separately, have been retrospectively adjusted as a direct deduction of an equivalent amount from the carrying amount of convertible notes as of March 31, 2015 (Note 14).

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and non-current amounts. ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current and is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3                                         Accounts receivable, net

(a)                                Accounts receivable consist of the following:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Accounts receivable	398,835	390,550	60,570
Less: Allowance for doubtful accounts	(83,835)	(100,894)	(15,648)
Total accounts receivable, net	315,000	289,656	44,922

Representing:

Current portion:
- Processing fees	78,911	78,649	12,197
- Storage fees	39,522	43,618	6,765
- Others	2,329	2,378	369
	120,762	124,645	19,331
Non-current portion:
- Processing fees	194,238	165,011	25,591
Total accounts receivable, net	315,000	289,656	44,922

Non-current gross accounts receivable as of March 31, 2016 are due for payment as follows:

	March 31, 2016
	RMB	US$
Fiscal years ending March 31,
2018	35,189	5,457
2019	32,364	5,019
2020	28,864	4,476
2021	26,273	4,075
2022 and thereafter	152,175	23,600
	274,865	42,627

(b)                                 An aging analysis of gross accounts receivable based on due date is as follows:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Not past due	305,387	276,405	42,868
Within one year past due	44,339	48,266	7,485
Between one to two years past due	30,086	33,170	5,144
Over two years past due	19,023	32,709	5,073
Total gross accounts receivable	398,835	390,550	60,570

(c)                                  An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Balance at beginning of year	50,473	63,025	83,835	13,002
Charged to allowance for doubtful accounts	17,973	25,042	20,251	3,141
Write-off charged against the allowance for the year	(5,421)	(4,232)	(3,192)	(495)
Balance at end of year	63,025	83,835	100,894	15,648

4                                         Inventories

Inventories consist of the following:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Current portion:
- Consumables and supplies	23,803	28,326	4,393

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	58,224	64,322	9,975
Total current and non-current inventories	82,027	92,648	14,368

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories was made during the years ended March 31, 2014, 2015 and 2016.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon shipment of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2016, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2014, 2015 and 2016.

5                                         Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Prepaid expenses	14,326	17,294	2,682
Tax receivables	548	798	124
Other receivables	4,634	6,320	980
Total prepaid expenses and other receivables	19,508	24,412	3,786

Other receivables mainly include advance payments to employees and rental deposits.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Buildings	581,252	584,661	90,673
Leasehold improvements	14,864	14,864	2,305
Machineries	137,811	149,213	23,141
Motor vehicles	15,209	15,808	2,452
Furniture, fixtures and equipment	40,132	41,099	6,374
Construction-in-progress	4,283	1,102	171
	793,551	806,747	125,116
Less: Accumulated depreciation	(190,384)	(232,180)	(36,008)
Total property, plant and equipment, net	603,167	574,567	89,108

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Direct costs	18,150	28,819	29,812	4,623
Research and development	1,863	2,231	1,118	173
Sales and marketing	2,611	2,530	3,070	476
General and administrative	9,820	12,408	11,545	1,790
Total depreciation expense	32,444	45,988	45,545	7,062

Interest cost incurred consists of the following:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Interest cost capitalized	25,912	—	—	—
Interest cost charged to income	70,075	101,102	107,967	16,744
Total interest cost incurred	95,987	101,102	107,967	16,744

As of March 31, 2015 and 2016, buildings with carrying value of RMB107,509 and RMB100,479 (US$15,583) were collateralized for short-term bank loans of RMB60,000 and RMB60,000 (US$9,305), respectively (Note 11).

7                                         Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2015	2016	2016
		RMB	RMB	US$

Investment deposit	(i)	207,226	218,358	33,864
Deposit for purchase of machineries		32	21	4
Total non-current deposits		207,258	218,379	33,868

Note:

(i)                          During the year ended March 31, 2013, the Group signed a Letter of Intent with a third party for a potential acquisition of the equity interests in a company in the healthcare industry and the Group remitted a refundable earnest money deposit of US$33,660 (RMB218,358) to this third party and commenced the relevant work with respect to the investment opportunity. As of the date of this report, the project is still on-going.

8                                         Intangible assets, net

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	21,499
Less: Accumulated depreciation	(22,700)	(27,321)	(4,237)
Total intangible assets, net	115,928	111,307	17,262

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$151) for the years ended March 31, 2014, 2015 and 2016, respectively. The operating right is subject to renewal and the next renewal is due in May 2018.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$566) for the years ended March 31, 2014, 2015 and 2016, respectively. The operating right is subject to renewal and the next renewal is due in September 2016.

The Group determined that a thirty-year period as useful life of the cord blood bank operating rights to be appropriate, following the pattern in which the expected benefits of the asset will be consumed or otherwise used up. The Group’s renewal period with the provincial governmental authorities generally is every three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years. The Group has historically renewed cord blood bank operating rights without incurring any significant costs. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Group expects the effect of obsolescence, demand, competition, and other economic factors to be minimal.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2016 are:

	March 31, 2016
	RMB	US$
Fiscal years ending March 31,
2017	4,621	717
2018	4,621	717
2019	4,621	717
2020	4,621	717
2021	4,621	717
2022 and thereafter	88,202	13,677
Total amortization expenses	111,307	17,262

9                                         Available-for-sale equity securities

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Life Corporation Limited - listed on Australian Securities Exchange	4,205	1,607	249
Cordlife Group Limited - listed on Singapore Exchange	118,211	161,127	24,989
Total listed equity securities, at market	122,416	162,734	25,238

As of March 31, 2013, the Group held 24,366,666 ordinary shares in each of Life Corporation Limited (“LFC”), formerly known as Cordlife Limited, and CGL, formerly known as Cordlife Pte Ltd, respectively. In December 2013, LFC did a reverse stock split at the rate of 3 to 1. Therefore, as of March 31, 2014, the Group held 8,122,222 ordinary shares in LFC and 24,366,666 ordinary shares in CGL. LFC is principally engaged in the provision of funeral and related services and is listed on the Australian Securities Exchange. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, and is listed on the Singapore Exchange. CGL is also a controlling shareholder of a Malaysia-based cord blood banking operator. As of March 31, 2014, the Group’s equity interest in LFC and CGL was 11.4% and 9.2%, respectively.

During the year ended March 31, 2015, the Group acquired an additional 1,150,000 ordinary shares of CGL at a total cost of RMB4,647, satisfied in cash.

As of March 31, 2015 and 2016, the Group held 8,122,222 ordinary shares in LFC and 25,516,666 ordinary shares in CGL and the Group’s equity interest in LFC and CGL was 11.4% and 9.8%, respectively.

Dividends received from CGL during the years ended March 31, 2014, 2015 and 2016 of RMB2,414, RMB2,344 and RMB17,007 (US$2,638), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

As of March 31, 2015, the cost basis of the available-for-sale equity securities was RMB45,337, total unrealized holding losses of LFC was RMB6,918 and total unrealized holding gains of CGL was RMB95,763. The aggregate fair values was RMB122,416 as of March 31, 2015.

During the year ended March 31, 2016, the Group recorded an impairment loss on available-for-sale equity securities of RMB8,361 (US$1,297) which is related to the Group’s investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC up to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8,361 (US$1,297) was recognized in earnings, which was transferred from other comprehensive income, during the three months ended September 30, 2015.

As of March 31, 2016, the cost basis of the available-for-sale equity securities was RMB36,976 (US$5,734), total unrealized holding losses of LFC was RMB1,276 (US$198) and total unrealized holding gains of CGL was RMB130,794 (US$20,284). The aggregate fair values was RMB162,734 (US$25,238) as of March 31, 2016.

10                                  Other investment

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Unlisted equity securities, at cost	189,129	189,129	29,331

As of March 31, 2015 and 2016, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, the investment is stated at cost as the equity interests do not have a readily determinable fair value.

Dividends declared and paid by Qilu Stem Cells during the years ended March 31, 2014, 2015 and 2016 of RMB7,497, nil and RMB31,800 (US$4,932) were recognized in dividend income in the consolidated statements of comprehensive income.

11                                  Bank loan

On August 25, 2014, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%. The Group repaid the bank loan in full on August 24, 2015.

On October 9, 2015, the Group borrowed RMB60,000 (US$9,305) from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.46%.

Both loans were secured by the Group’s certain buildings (Note 6).

12                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2015	2016	2016
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	20,035	23,591	3,659
Other tax payables		3,312	2,489	386
Accrued salaries, bonus and welfare expenses		21,026	17,343	2,690
Accrued consultancy and professional fees		3,287	3,601	558
Accrued interest on convertible notes	(ii)	26,017	—	—
Payable for property, plant and equipment		694	1,119	174
Other payables	(iii)	13,010	13,161	2,040
Total accrued expenses and other payables		87,381	61,304	9,507

Notes:

(i)                          The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme offered by the insurance company. Thus the amount of gross storage fees includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and non-current (collected and payable over one year) other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

(ii)                       Accrued interest on convertible notes as of March 31, 2015 represents the interest accrued based on coupon interest rate of 7% of outstanding principle of convertible notes, which is to be settled annually on April 27 (Note 14).

(iii)                    Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage and other procurement payables.

13                                  Deferred revenue

(a)                                 Deferred revenue consists of the following:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Payments by customers prior to completion of cord blood processing services	87,296	96,857	15,022
Unearned storage fees	1,232,243	1,482,074	229,850
Total current and non-current deferred revenue	1,319,539	1,578,931	244,872

Representing:
Current portion	220,140	257,692	39,965
Non-current portion	1,099,399	1,321,239	204,907
Total current and non-current deferred revenue	1,319,539	1,578,931	244,872

 (b)                              An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Balance at beginning of year	608,115	926,756	1,232,243	191,105
Deferred revenue arising from new customers	485,290	509,334	493,354	76,512
Credited to income	(166,649)	(203,847)	(243,523)	(37,767)
Balance at end of year	926,756	1,232,243	1,482,074	229,850

14                                  Convertible notes, net

On April 27, 2012, the Company completed the sale of US$65,000 in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes to Brilliant China Healthcare Investment Limited (formerly known as KKR China Healthcare Investment Limited) (“BCHIL”) (the “KKR Notes”). The KKR Notes are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$65,000 and incurred debt issuance costs of RMB14,260 from the issuance of the KKR Notes. The KKR Notes are senior unsecured obligations, maturing on April 27, 2017 and are not redeemable prior to their maturity at the Company’s option. The KKR Notes are convertible at any time in whole or in part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the KKR Notes that is calculated to provide a 12% Internal Rate of Return (“IRR”).

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

In November 2014, GMHL completed the sale of the GM Notes of US$50,000 in aggregate principal amount to CGL and Magnum Opus International Holdings Limited (“Magnum”), a private vehicle that is controlled by the Company’s chairman, for a total consideration of US$88,090. As a result, CGL and Magnum became the holders of the GM Notes and each of them holds US$25,000 of the GM Notes. All terms and conditions of the GM Notes remain the same after the transfer from GMHL to CGL and Magnum, except for the change of holder name on the convertible notes and the denomination of the fair value of the convertible notes from US$50,000 to US$25,000.

In May 2015, GMHL entered into a purchase agreement with CGL and Magnum to acquire the GM Notes at a consideration of US$61,677 and US$61,896 respectively. The acquisitions of the GM Notes from CGL and Magnum were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to Golden Meditech Stem Cells (BVI) Company Limited (“GMSC”), a wholly owned subsidiary of GMHL.

In August 2015, Magnum Opus 2 International Holdings Limited (“MO2”), an entity wholly owned by the Company’s chairman, acquired from BCHIL the convertible notes through the acquisition of all the issued and outstanding shares of Excellent China Healthcare Investment Limited (“ECHIL”), which is the holder of the convertible notes and a wholly owned subsidiary of BCHIL.

In January 2016, GMHL acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly owned subsidiary, GMSC.

The carrying amounts of convertible notes, net as of March 31, 2015 and 2016 are summarized in the following table:

	March 31,
	2015	2016	2016
	RMB	RMB	US$

Principal amount of the KKR Notes	400,175	421,672	65,396
Principal amount of the GM Notes	307,828	324,363	50,304
Cumulative interest payables	107,848	164,624	25,531
Less: Unamortized debt issuance costs	(7,802)	(4,437)	(688)
Convertible notes, net	808,049	906,222	140,543

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

The Notes are entitled to a special redemption payment in the event the Group breaches certain covenants. The Notes contain customary ongoing covenants, including affirmative covenants and negative covenants. Covenants are set out in the Notes, including but not limited to compliance with Securities and Exchange Commission filings and all applicable laws and rules; maintaining Form F-3 eligibility and maintaining and keeping all the current held cord blood banking licenses effective; the Company shall not, without the prior written consent of the holders of the Notes, change its principal business; dissolve, liquidate, reorganize or restructure; merge with any other entity; commence any case, proceeding or other action under bankruptcy, insolvency or similar law; acquire or dispose of assets other than in the ordinary course of business. Any amendment or waiver thereof requires the affirmative consent of a majority of the holder of all outstanding Notes. Additionally, additional payments on the Notes shall be made in the event the Group pays any excess cash dividend in any financial year (see Note 19). Such term provides the holders of the Notes with the ability to participate in any excess cash dividend.

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

The Company accrued interest on the Notes based on the guaranteed 12% IRR per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the consolidated balance sheets. Debt issuance costs in connection with the issuance of convertible notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

KKR Notes interest incurred	50,475	53,222	57,807	8,965
GM Notes interest incurred	37,994	40,008	43,399	6,731
Amortization of debt issuance costs	3,610	3,610	3,712	576
Interest cost capitalized	(24,822)	—	—	—
Total interest expense	67,257	96,840	104,918	16,272

15                                  Shareholders’ equity

(a)                                 Share capital

The Company had 73,140,147 shares outstanding as of March 31, 2012.

During the year ended March 31, 2013, 7,450,914 ordinary shares were repurchased under the share repurchase program (see Note 15 (c)), and 7,314,015 of them were sold to CGL (see Note 1(b)). The remaining 136,899 ordinary share repurchased had not been cancelled and was presented as treasury stock in the consolidated balance sheets. As a result, the Company had 73,003,248 shares outstanding as of March 31, 2014, 2015 and 2016.

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

Transfers of RMB22,858, RMB8,471 and RMB16,443 (US$2,550) have been made to the statutory surplus reserve by Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou for the years ended March 31, 2014, 2015 and 2016, respectively. Accumulated statutory surplus reserve as of March 31, 2015 and 2016 amounted to RMB109,408 and RMB125,851 (US$19,518), respectively.

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

On July 24, 2013, July 30, 2014, July 30, 2015 and July 28, 2016, the Board of Directors approved a new share repurchase program in the aggregate amount of $20,000 for 12 months until July 24, 2014, July 30, 2015, July 30, 2016 and July 28, 2017, respectively. During the years ended March 31, 2014, 2015 and 2016, the Company did not repurchase any of its shares under the new share repurchase programs.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cord blood processing fees	403,058	428,261	415,000	64,361
Cord blood storage fees	166,649	203,847	243,523	37,767
Fees derived from the provision of donated cord blood for transplantation and research and others	3,150	3,014	4,476	694
Total revenues	572,857	635,122	662,999	102,822

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2014, 2015 and 2016. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

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

In April 2014, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015. Subject to reapplication, Guangzhou Nuoya’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2016 to December 31, 2018. Management believes that Guangzhou Nuoya meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax.

In January 2016, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. During the year ended March 31, 2014, withholding tax of RMB6,000 was levied on dividends distributed by the Company’s PRC subsidiary to the holding company outside the PRC. As of March 31, 2015 and 2016, the Company has provided aggregated amounts of RMB9,100 and RMB14,300 (US$2,218) for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. As of March 31, 2016, such unremitted earnings that may be subject to the withholding tax amounted to RMB1,173,101 (US$181,933) and the related unrecognized deferred tax liability was RMB117,310 (US$18,193).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

The PRC	316,933	284,288	323,510	50,171
Non-PRC
- Hong Kong	(277)	(43)	405	63
- British Virgin Islands	2,525	1,916	8,288	1,285
- Cayman Islands	(128,257)	(131,041)	(190,870)	(29,601)
Income before income tax expense	190,924	155,120	141,333	21,918

(a)                                 Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Current tax expense	50,000	48,239	51,060	7,918
Deferred tax expense/(benefit)	8,398	(912)	(1,060)	(164)
Total income tax expense	58,398	47,327	50,000	7,754

(b)                                 Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% for the following reasons:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Income before income tax expense	190,924	155,120	141,333	21,918

Computed “expected” tax expense	47,731	38,780	35,333	5,480
Non-PRC entities not subject to income tax
- Hong Kong	69	11	(101)	(16)
- British Virgin Islands	(631)	(479)	(2,072)	(321)
- Cayman Islands	32,064	32,760	47,717	7,400
PRC dividend withholding tax	9,887	5,200	5,200	806
Non-taxable income	(1,874)	—	(7,950)	(1,233)
Preferential tax rates	(29,011)	(29,663)	(33,049)	(5,125)
Others	163	718	4,922	763
Actual income tax expense	58,398	47,327	50,000	7,754

(c)                                  Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2015	2016	2016
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	9,975	13,757	2,133
Non-current accounts receivable	8,871	10,624	1,647
Inventories	2,278	2,273	353
Others	678	494	77
Net deferred tax assets	21,802	27,148	4,210

Deferred tax liabilities:
Deferred revenue	(86)	(76)	(11)
Property, plant and equipment	(5,107)	(5,358)	(831)
PRC dividend withholding tax	(9,100)	(14,300)	(2,218)
Intangible assets	(28,982)	(27,827)	(4,316)
Deferred tax liabilities	(43,275)	(47,561)	(7,376)

Net deferred tax liabilities	(21,473)	(20,413)	(3,166)

Classification on consolidated balance sheets:
Current deferred tax assets	10,270	14,056	2,180
Current deferred tax liabilities	(9,100)	(14,300)	(2,218)
Non-current deferred tax assets	2,618	2,617	406
Non-current deferred tax liabilities	(25,261)	(22,786)	(3,534)
Net deferred tax liabilities	(21,473)	(20,413)	(3,166)

For the years ended March 31, 2014, 2015 and 2016, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2011 to 2015 are open to examination by the PRC state and local tax authorities.

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

On December 15, 2014 (the “Grant Date”), the Company granted a total of 7,300,000 restricted share units (“RSUs”) to certain executives, directors and key employees (the “RSU Grantees”) under the RSU Scheme. The RSUs will be vested in whole at any time during its valid period, subject to the fulfilment of certain operational and/or financial performance targets as set by relevant committee of the Company’s Board of Directors. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of the Company. The RSUs are exercisable only if the RSU Grantees remained employed by the Company.

The fair value of each RSU is US$4.15, which was based on the market price of the ordinary shares of the Company at Grant Date. During the years ended March 31, 2015 and 2016, the RSUs granted had not been vested and there were 7,300,000 RSUs outstanding and nil exercisable as of March 31, 2015 and 2016 with a weighted average remaining contract life of 3 years and 2 years, respectively. Management assessed that the satisfaction of the operational and/or financial performance targets of the RSUs granted are probable within its valid period.

Share-based compensation expense recognized for non-vested RSUs is allocated to the following expense items:

	Year ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Direct costs	—	416	1,475	229
Sales and marketing	—	4,624	16,413	2,545
General and administrative	—	11,495	40,796	6,327
Total share-based compensation expense	—	16,535	58,684	9,101

19                                  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2014, 2015 and 2016:

		Year ended March 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		131,903	107,292	90,970	14,108
Earnings allocated to participating convertible notes	(i)	(15,050)	(8,108)	—	—

Net income for basic and diluted net income per share		116,853	99,184	90,970	14,108

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248	73,003,248

Earnings per share
- Basic		1.60	1.36	1.25	0.19
- Diluted	(ii)	1.60	1.36	1.25	0.19

Notes:

(i)                          The outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the years ended March 31, 2014 and 2015 in both basic and diluted net income per share computation. For the year ended March 31, 2016, as there was no excess cash dividend, no earnings were allocated to participating convertible notes.

(ii)                       During the years ended March 31, 2014, 2015 and 2016, the Company had potentially dilutive ordinary shares of 40,521,495 representing shares issuable upon conversion of the outstanding convertible notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

20                                  Related party transactions

For the years presented, the principal related party transactions and amounts due to related parties are summarized as follows:

		Year ended March 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,440	1,440	1,440	223
Raw material purchase	(ii)	14,336	15,683	37,556	5,824
Consultancy expenses	(iii)	904	1,984	4,078	632
Interest expenses	14	37,994	40,008	78,014	12,099
License fee	(iv)	—	321	317	49

		March 31,
	Note	2015	2016	2016
		RMB	RMB	US$

Current liabilities:
Amounts due to related parties	(i), (ii) & 14	20,802	53,255	8,259

Note:

(i)                          During the years ended March 31, 2014, 2015 and 2016, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, leased a property to the Group under an operating lease. The monthly rental was RMB120 expiring in December 2019 and does not include contingent rentals.

(ii)                       During the years ended March 31, 2014, 2015 and 2016, the Group purchased raw materials from China Bright Group Co. Limited, a subsidiary of GMHL, for an amount of RMB14,336, RMB15,683 and RMB37,556 (US$5,824), respectively.

(iii)                    During the years ended March 31, 2014, 2015 and 2016, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of GMHL, to the Group for an amount of RMB904, RMB1,984 and RMB4,078 (US$632), respectively.

(iv)                   During the year ended March 31, 2015 and the period from April 1, 2015 to October 30, 2015, CGL charged the Group a license fee for an amount of RMB321 and RMB317 (US$49), respectively. Since October 30, 2015, CGL was no longer a related party of the Group.

21                                  Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB14,337, RMB17,018 and RMB20,581 (US$3,191) for the years ended March 31, 2014, 2015 and 2016 respectively, were charged to expense in the consolidated statements of comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

For the years ended March 31, 2014, 2015 and 2016, 50%, 51% and 55% of costs of employee benefits were recorded in sales and marketing expenses, respectively, with the remaining portion of the contributions recorded in general and administrative expenses, direct costs and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Trading securities and available-for-sale equity securities - based on quoted market prices on the last trading value as of March 31, 2016. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, prepaid expenses and other receivables, accounts payable, accrued expenses and other payables, amounts due to related parties and short-term bank loan) - cost approximates their respective fair values due to their short-term nature.

Convertible notes - the estimated fair value was US$218,666 and US$256,166 (RMB1,651,758) as of March 31, 2015 and 2016 based on the level 3 valuation technique as compared to a carrying value (before deducting unamortized debt issuance costs) of RMB815,851 and RMB910,659 (US$141,231) as of March 31, 2015 and 2016. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

23                                  Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and gross accounts receivable due from customers are individually immaterial.

The Group purchases raw materials from a few major suppliers. Management believes that other suppliers could provide similar raw materials on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect the Company’s business, financial position and results of operations. The following are purchases from suppliers that individually comprise 10% or more of gross purchases in the respective years:

	Year ended March 31,
Suppliers	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%

China Bright Group Co. Limited	14,336	23	15,683	25	37,556	5,824	49
Hangzhou Baitong Biological Technology Co., Ltd.	—	—	6,600	10	—	—	—
Shanghai Qiangzhi Biological Technology Co., Ltd.	7,195	11	—	—	—	—	—
Cesca Therapeutics Inc.	10,841	17	—	—	—	—	—
Total	32,372	51	22,283	35	37,556	5,824	49

As of March 31, 2015 and 2016, there was no individual accounts payable due to major suppliers that exceeded 10% of outstanding accounts payable balance.

24                                  Commitments and contingencies

(a)                                 Operating lease commitments

For the years ended March 31, 2014, 2015 and 2016, total rental expenses for operating leases were RMB3,735, RMB4,536 and RMB4,898 (US$759), respectively.

The total future minimum payments under non-cancellable operating leases of rental arrangements as of March 31, 2016 are as follows:

	March 31, 2016
	RMB	US$
Fiscal years ending March 31,
2017	1,737	269
2018	1,596	248
2019	1,596	248
2020	1,106	171
2021 and thereafter	—	—
Total payments	6,035	936

(b)                                 Contractual commitments

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. Commitments as of March 31, 2015 and 2016 under this agreement amounted to RMB2,000 (US$310), respectively.

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was RMB2,000 and was renewed to RMB2,600 (US$403) effective from October 2013. The renewed agreement has a term of twenty years commencing in October 2013.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”). Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was RMB2,000 and was renewed to RMB3,200 (US$496) effective from October 2013.

As of March 31, 2016, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2016
	RMB	US$
Fiscal years ending March 31,
2017	5,800	900
2018	5,800	900
2019	5,800	900
2020	5,800	900
2021	5,800	900
2022 and thereafter	59,967	9,300
Total payments	88,967	13,800