Form 20-F
period 2017-03-31
China Cord Blood Corp
filed 2017-07-25
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On March 31, 2017, the issuer had 80,083,248 shares outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                                          “LFC” refers to Life Corporation Limited (formerly named as Cordlife Limited) after the restructuring of Cordlife Limited on June 30, 2011. LFC is a company with limited liability listed on the Australian Securities Exchange. Before June 2013, it was principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines which were subsequently disposed of to Cordlife Group Limited. Starting from December 2013, its principal business changed to the provision of funeral and related services;

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

•                                          “Cordlife Services” refers to Life Corporation Services (S) Pte. Ltd (formerly named as Cordlife Services (S) Pte. Ltd), a company with limited liability incorporated in Singapore, and a wholly owned subsidiary of LFC;

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

Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our business and operation in Beijing municipality, Guangdong province and Zhejiang province.

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2017, the noon buying rate was RMB6.8832 to $1.00.

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

•                  fluctuations in general economic and business conditions in China; and

•                  the proposed transaction between GM Stem Cells and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng”).

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                        KEY INFORMATION

A.                                                                                    Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2016 and 2017 and for the years ended March 31, 2015, 2016 and 2017, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2013, 2014 and 2015 and for the years ended March 31, 2013 and 2014 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2016 and 2017 and for the years ended March 31, 2015, 2016 and 2017 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2017		2016	2015	2014	2013
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	110,411	759,978	662,999	635,122	572,857	526,123
Gross profit	89,688	617,338	518,401	504,511	466,632	419,502
Operating income (1)	38,480	264,865	191,330	234,996	231,926	209,314
Net income (1)(2)	18,696	128,689	91,333	107,793	132,526	119,642
Net income per ordinary share, basic	0.23	1.59	1.25	1.36	1.60	1.49
Net income per ordinary share, diluted	0.23	1.59	1.25	1.36	1.60	1.49
Selected operating data:
New subscriber sign-ups (3)	74,952	74,952	62,909	64,736	64,641	72,228
New donations accepted (3)	3,825	3,825	3,926	6,387	6,700	5,400
Transfer of private cord blood units to donated cord blood units (4)	4,180	4,180	—	—	—	—
Total units stored (end of period) (3)(5)	626,583	626,583	547,806	480,971	409,848	338,507
Units deposited by subscribers (end of period) (3)(4)(5)	575,040	575,040	504,268	441,359	376,623	311,982
Units contributed by donors (end of period) (3)(4)	51,543	51,543	43,538	39,612	33,225	26,525

(1)                                     Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2017		2016	2015	2014	2013
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Direct costs	227	1,565	1,475	416	—	—
Sales and marketing	2,529	17,408	16,413	4,624	—	—
General and administrative	6,286	43,268	40,796	11,495	—	—
Total (a)	9,042	62,241	58,684	16,535	—	—

(a)              In December 2014, the Company granted a total of 7,300,000 restricted share units (“RSUs”) to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. The fair value of each RSU is $4.15, which was based on the market price of the Company’s common stock on the date of grant. During the years ended March 31, 2015, 2016 and 2017, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2016 and 2017.

(2)                                     Includes:

	For the year ended March 31,
	2017		2016	2015	2014	2013
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)(d)	5,466	37,622	50,000	47,327	58,398	38,543

(a)              Jiachenhong’s renewed High and New Technology Enterprise (“HNTE”) certificate was dated October 28, 2011 and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016, and Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2017 to December 31, 2019.

(b)             Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015, and Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in March 2017 and the renewed HNTE certificate was dated November 30, 2016 with a validity of 3 years. Such status is valid retroactively as of January 1, 2016 and will expire on December 31, 2018, and Nuoya is subject to a reduced tax rate of 15% during such period.

(c)              Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status is valid retroactively as of January 1, 2015 and will expire on December 31, 2017. As a result, Lukou is subject to a reduced tax rate of 15% during such period.

(d)             During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. During the years ended March 31, 2014, 2015 and 2016, we have provided RMB3.9 million, RMB5.2 million and RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. During the year ended March 31, 2017, a reversal of such provision for income taxes of RMB14.3 million ($2.1 million) was made due to the change in future reinvestment plan as undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future.

(3)                                     “Total units stored”, “Units deposited by subscribers” and “Units contributed by donors” as of period end and “New subscriber sign-ups” and “New donations accepted” during each period take into account the withdrawal of units used. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

(4)                                     During the year ended March 31, 2017, 74,952 new subscribers were recruited and 3,825 new donations were accepted. During the year ended March 31, 2017, the Company reclassified 4,180 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 575,040 and 51,543, respectively, as of March 31, 2017.

(5)                                     Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

	For the year ended March 31,
	2017		2016	2015	2014	2013
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	92,636	637,632	580,997	594,866	536,015	578,632
Net cash used in investing activities	(13,158)	(90,575)	(16,480)	(42,431)	(149,883)	(493,717)
Net cash (used in)/provided by financing activities	(8,717)	(60,000)	(1,646)	—	2,336	618,718
Effect of foreign currency exchange rate change on cash and cash equivalents	2,148	14,785	8,896	1,319	334	(3,845)

	As of March 31,
	2017		2016	2015	2014	2013
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	509,976	3,510,264	3,008,422	2,436,655	1,882,901	1,494,099
Working capital (1)	323,132	2,224,180	2,731,538	2,198,529	1,657,094	1,262,048
Total assets	752,980	5,182,912	4,687,927	4,111,684	3,619,552	2,970,931
Deferred revenue	275,056	1,893,269	1,578,931	1,319,539	1,020,353	702,586
Ordinary shares	7	50	50	50	50	50
Retained earnings	127,815	879,775	753,585	662,615	555,323	423,420
Total shareholders’ equity	267,006	1,837,855	1,709,253	1,537,758	1,435,042	1,237,132
Total shares outstanding (2)	73,003,248	73,003,248	73,003,248	73,003,248	73,003,248	73,003,248

(1)                                     Working capital is calculated as total current assets minus total current liabilities.

(2)                                     Total shares outstanding does not include 7,080,000 shares (corresponding to 7,080,000 RSUs) which were issued to Magnum Trustee to hold such shares on behalf of the beneficiaries of the Incentive Plan as a class. Magnum Trustee is the trustee of The Magnum Opus International Trust, a trust sponsored and funded by the Company.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 31, 2017, the noon buying rate announced by Federal Reserve Statistical Release was RMB6.8832 to $1.00 and on June 30, 2017 the noon buying rate was RMB6.7793 to $1.00.

	Renminbi per U.S. Dollar — Noon Buying Rate
	Period Ended	Average (1)	Low	High
2017
June	6.7793	6.8066	6.7793	6.8382
May	6.8098	6.8843	6.8098	6.9060
April	6.8900	6.8876	6.8778	6.8988
March	6.8832	6.8940	6.8687	6.9132
February	6.8665	6.8694	6.8517	6.8821
January	6.8768	6.8907	6.8360	6.9575
Year ended March 31, 2017	6.8832	6.7425	6.4571	6.9580
Year ended March 31, 2016	6.4480	6.3584	6.1927	6.5932
Year ended March 31, 2015	6.1990	6.1952	6.1107	6.2741
Year ended March 31, 2014	6.2164	6.1220	6.0402	6.2273
Year ended March 31, 2013	6.2108	6.2783	6.2105	6.5477

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2015, 2016 and 2017 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

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

•                  Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we own a 24.0% equity interest. Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang adopt similar commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

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

Our business and financial results may be materially adversely affected by the relaxation of the one-child policy in China.

The one-child policy has been established for over 30 years in China, and has successfully controlled population growth rates in the past years. Effective on January 1, 2016, the amendment of Population and Family Planning Law of PRC relaxes the one-child policy by allowing families to have two children where certain requirements are met. With only one child in each family, it was previously difficult to obtain matching stem cells if such child needed a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to subscribe our subscription services. With the relaxation of the one-child policy in China, we cannot assure the demand for our subscription services will be maintained at current levels and thus, our business and financial results may be materially adversely affected.

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

•                  The China healthcare industry continues to undergo various reforms. We cannot assure you that the PRC government will not adopt policies to encourage non-profit healthcare measures, such as matching services, while restricting or prohibiting profit-making healthcare measures, such as our subscription services.

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

Our operations are largely concentrated in Beijing, Guangdong and Zhejiang. Due to the lack of geographical diversity of our operations, we may be unable to mitigate the effects of any adverse trends in economic development, disposable income or birthrate level in these regions. In particular:

•                  The successful operation and growth of our business are primarily dependent on general economic conditions in Beijing, Guangdong and Zhejiang, which in turn are affected by many factors, including demographic trends, the strength of the manufacturing and services industries, and foreign trade. A deterioration of current economic conditions or an economic downturn in China as a whole, or Beijing, Guangdong or Zhejiang in particular, could result in declines in new subscriber sign-ups and impair our growth and profitability.

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

•                  To finance part or all of our acquisition costs, we may need to issue ordinary shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional amortization expenses related to acquired intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.

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

•                  Any integration of new businesses may produce unforeseen risks, operating difficulties and expenditures and may require significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.

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

China laws and regulations are changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level LHFPCs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.hshfy.sh.cn:8081/flws/text.jsp?pa=ad3N4aD0xNzE0MDUmdGFoPaOoMjAwNKOpu6a2/tbQ0NDW1dfWtdoyNTa6xSZ3ej0Pdcssz) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

Cord blood therapy is yet to be considered as mainstream therapeutic approach, with the first successful cord blood transplant occurring only in 1988. Cord blood therapy needs to overcome various technical obstacles before it can become an established medical practice. Cord blood therapy currently has the following limitations:

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

•                  Due to the fact that cord blood therapy is a relatively new medical procedure with limited empirical data regarding its application, the long-term viability of cryogenically frozen cord blood stem cells has yet to be firmly established and the effectiveness of cord blood therapy remains to be proved. Therefore, medical practitioners may have reservations regarding the usefulness of cord blood therapy.

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

Growing market acceptance of cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers as potential subscribers in the PRC do not acknowledge or accept the idea of cord blood banking, our business, financial condition and results of operations will be materially adversely affected.

Our prospects and business may be materially adversely affected by negative publicity involving cell related therapies.

In April 2016, there was an unsuccessful treatment involving cell therapy that generated significant public concern in China. In 2014, Zexi Wei, a 21 year-old Chinese college student, was diagnosed with synovial sarcoma, a rare form of cancer that affects tissue around major joints.  Mr. Wei died on April 12, 2016 after receiving a certain type of cell-based immunotherapy in a hospital in Beijing that he learned of from a promoted result on a Chinese search engine (the “Wei Zexi incident”). The Wei Zexi incident was widely covered by the media, which was highly critical of the promoted search practices of the search engine, and was investigated by the Cyberspace Administration of China, which concluded that the search engine’s pay-for-placement results influenced Mr. Wei’s medical choices, and influenced the fairness and objectivity of search results. As a result, there remains significant public distrust in the PRC regarding the potential for online promotion of false or misleading medical information, particularly as it relates to innovative cell therapies.

We are a cord blood banking operator which provides storage services of hematopoietic stem cells. The clinical application of hematopoietic stem cell therapies has been proven by clinical data and was approved by the NHFPC many years ago. Accordingly, we have not witnessed any immediate material impact on our business due to the Wei Zexi incident as of the date of this report, nor does management expect it to cause a radical shift in the regulatory landscape in China. Furthermore, we believe that thorough examination of and proper regulation regarding the clinical applications and research of biological cell therapies would benefit the regenerative medicine industry as a whole over the long run.

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

The cord blood banking industry is evolving and may become increasingly competitive. We believe that a variety of cryopreservation technologies are under development by other companies. Our facilities may be rendered obsolete by the technological advances of others. Other cord blood banks may have better technologies than ours for preserving the cord blood units collected upon childbirth to facilitate future harvest of stem cells contained in the cord blood. To effectively compete in the future, we may need to invest significant financial resources to keep pace with technological advances in the cord blood banking industry. Any significant capital outlay, however, may adversely affect our profitability because we may not be able to pass the costs onto our existing or future subscribers.

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

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2017, we have collaborative relationships with 349 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                  For the year ended March 31, 2017, the top ten of these hospitals handled the collection procedures for approximately 16.1% of our new subscribers, and the top hospital accounting for 2.0% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

•                  Our subscribers and donors provide us with extensive personal data, which are stored in our database. Any leakage or sabotage of such information could have significant legal implications, and materially adversely affect our reputation and our ability to attract new subscribers and donors.

Any problems with our services, if publicized in the media or otherwise, could negatively impact our reputation. Similarly, inappropriate or inadequate communication following a major crisis, such as a major operational incident, breach of law or ethics or leak of market-sensitive confidential information, could quickly and seriously impair our reputation. Depending on the nature of such a major crisis, effective communication may not mitigate serious damage to our reputation and may render us subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks can have a material adverse impact on our business.

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

During the year ended March 31, 2017, the Company reclassified 4,180 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated units and will be part of the Company’s non-current inventory.

In the opinion of our PRC counsel, Zhong Lun Law Firm, consent of this nature is enforceable under PRC law. In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units abandoned by our former subscribers are already used by patients in need of transplants and are no longer available to our former subscribers or their family members who are in need of transplants, we may be required to pay them substantial monetary damages.

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

Our cord blood banks and other infrastructure in our facilities are vulnerable to damages or disruption from fire, flood, equipment failure, break-ins, typhoons and similar events. We do not have back-up facilities or a formal disaster recovery plan. Consequently, we could suffer a loss of some or all of the stored cord blood units.

Currently, we maintain insurance coverage of RMB50.0 million ($7.3 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB246.9 million ($35.9 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($29,056) per person and RMB10.0 million ($1.5 million) in the aggregate.

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

Under the Measures for the Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006 and revised in 2009 and 2016, respectively:

•                  for-profit cord blood banks and other for-profit special purpose blood stations are not approved;

•                  neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit;

•                  the purchase and sale of cord blood units donated by the public is prohibited; and

•                  cord blood banks are prohibited from collecting or providing cord blood without a duly obtained Blood Station Operation License issued by the provincial-level DOH or LHFPC.

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In June 2007, June 2010 and April 2013, the DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In May 2009, May 2012 and May 2015, the DOH/LHFPC in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010. In September 2013 and September 2016, the DOH/LHFPC in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

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

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011 and 2015. We have also communicated and consulted with the MOH and the relevant DOHs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011 and 2015. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011 and 2015 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, May 2015 and September 2016, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011 and 2015 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011 and 2015 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011 and 2015 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2015. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2015. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2018. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2019. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong and Lukou are unable to extend their respective operating periods, these respective operating periods will not cover the period of the contracts entered into after September 2005 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2015 has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

•                  The regulatory framework on the cord blood banking industry may not be sufficiently comprehensive to address all ranges of issues in connection with operation in the cord blood banking industry and to respond to the changes and developments in the industry. Before the existing laws and regulations are amended, PRC government authorities sometimes may establish internal policy guidance and follow this guidance in practice, and the implementation of such policy guidance could vary among different LHFPCs and be inconsistent with written regulations which in turn adversely affect our operations.

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

Our strategic partnership with LFC and Cordlife Singapore may not be successful.

Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Before the completion of the restructuring of Cordlife, we paid an aggregate of AUD12.4 million in exchange for a total of 24,366,666 shares in Cordlife. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin off of Cordlife’s more mature cord blood banking businesses in Singapore and Hong Kong. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. After the restructuring of Cordlife as of June 30, 2011, we owned a total 24,366,666 shares in both LFC and Cordlife Singapore.

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. As of March 31, 2017, we owned a total of 8,122,222 shares (after LFC share consolidation) and 25,516,666 shares in LFC and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking. There are also significant risks associated with LFC’s newly acquired business as it may not have the necessary experience to operate the funeral and related services business. We may thus be unable to realize satisfactory return on our investments in Cordlife Singapore and LFC.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been recorded.

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

Our investments in available-for-sale equity securities may adversely affect our financial performance.

We continuously review and monitor our investments such as Cordlife (LFC and Cordlife Singapore after the restructuring) and other investment.

The market value of our investment in Cordlife declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the market condition at that time, the management determined that the impairment loss on the investment up to December 31, 2008 was other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the year ended March 31, 2009. During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million), respectively, on our investment in LFC. After taking into account the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million) was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC.

As of March 31, 2017, we owned a 11.4% equity interest in LFC and a 9.8% equity interest in Cordlife Singapore. As of March 31, 2017, there were total unrealized net holding losses of RMB185,000 ($26,877) recorded in LFC and total unrealized net holding gains of RMB92.0 million ($13.4 million) recorded in Cordlife Singapore. Should the value of our investments experience a significant decline and we determine that the impairment is other-than-temporary, a further write-down of investment will have to be recognized in earnings and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB68.8 million ($10.0 million) as of March 31, 2017. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2015, 2016 and 2017. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

In addition, we have entered into service contracts with senior executive officers on June 30, 2009, namely, Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng (resigned with effect from April 1, 2017), Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million. CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for CCBC. These anti-takeover provisions could make it more difficult for a third party to acquire CCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of March 31, 2017, Golden Meditech owned 65.4% equity interest of CCBC on a fully diluted basis. CCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of CCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Golden Meditech, because of its ownership position, has considerable influence regarding the outcome.

If the conditional share purchase agreement between GM Stem Cells and Nanjing Ying Peng is completed, the market price of our ordinary shares may be adversely affected.

As of March 31, 2017, GM Stem Cells held 38,352,612 ordinary shares and 40,521,494 ordinary shares issuable upon conversion in full of our outstanding senior convertible notes, with an aggregate principal amount of $115 million at a conversion price of $2.838 per share, held in three tranches of $65 million, $25 million and $25 million, representing an aggregate beneficial ownership of 65.4% on a fully diluted basis. Such convertible notes of $115 million in aggregate principal amount was converted by GM Stem Cells in April 2017.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into a conditional share purchase agreement (the “GM Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng approximately 65.4% equity interest of the Company on a fully diluted basis (the “GM Sale Shares”) for RMB5.764 billion in cash. The completion of the GM Sale Agreement is conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals, shareholders’ approval, all requisite consents from third parties and approvals as required by Nanjing Ying Peng’s partnership agreement. If this agreement is completed, Nanjing Ying Peng will beneficially own 65.4% of the Company. If Nanjing Ying Peng becomes our controlling shareholder, Nanjing Ying Peng may implement certain changes regarding the Company including but not limited to board composition, business strategy, capital allocation, management team composition and management methodology, which could materially affect our business, strategy, financial performance and, as a result, the market price of our ordinary shares.

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

The PRC economy also faces challenges. China’s economy slowed down during the last three years and economic growth continued to shrink with the stock market tumbled in 2016. Also, the PRC government implements a series of administrative control intend to curb the outflow of Renminbi from the PRC. Although China’s economy has stabilized recently, the sustainability of the debt-fueled expansion remains uncertain. If economic growth slows down or an economic downturn occurs, our business and results of operations may be materially and adversely affected.

There is a risk that CCBC will be classified as a passive foreign investment company, or “PFIC”, which could result in adverse consequences to investors.

In general, CCBC will be treated as a PFIC for any taxable year of CCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If CCBC is determined to be a PFIC for any taxable year (or portion thereof) of CCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of CCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of CCBC’s ordinary shares or the receipt of certain excess distributions from CCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of CCBC and its subsidiaries during CCBC’s taxable year ended March 31, 2017, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of CCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of CCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”.

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

In February 2014, the initial decision was appealed. While under appeal and in February 2015, four of these PRC-based accounting firms (the “Chinese member firms of “Big Four” accounting firms”) reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. As of March 31, 2017, an aggregate of 7,300,000 RSUs were granted and outstanding. If we grant additional RSUs in the future, we could incur significant compensation charges and out net income could be adversely affected.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015 and replaced the Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or “Circular 16”, which effected on the date of promulgation and shall prevail in the event of any discrepancy between Circular 19 and Circular 16. Circular 19 and Circular 16 require that Renminbi converted from the foreign exchange earnings under capital account which the voluntary settlement has been applicated by relevant policies (including the foreign currency-dominated capital of a FIE, foreign debts, funds repatriated from overseas listing, etc.) shall be managed under the Accounts for FX settlement and pending payment. The expenditure scope of such Account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits and so forth. A FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign exchange earnings under capital account for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations, (ii) disbursing loans to unrelated parties unless explicitly permitted under its business scope. Where a FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such a FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Accounts for FX settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid Account according to the actual amount of investment. In addition, according to the Regulations of the People’s Republic of China on Foreign Exchange Administration, which became effective on August 5, 2008, the use of foreign exchange or Renminbi conversion may not be changed without authorization. In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with Circular 19 and Circular 16 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2017, we had cash denominated in U.S. dollars of approximately $5.7 million.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Recently, we have seen Renminbi exchange rate against U.S. dollar stabilizing after a series of administrative control intending to curb the outflow of Renminbi from the PRC. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

Under Circular 37, failure to comply with the registration requirements will result in administrative penalties under Regulations on the Foreign Exchange System of PRC. To the extent possible, we urge our PRC shareholders to make necessary registrations as required under Circular 37, however, it is unclear how it will be interpreted and implemented by the local branches of SAFE. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all registrations required. In addition, under Circular 37; registrations are prerequisites for conducting subsequent businesses. Therefore, the inflow and outflow of funds and the settlement of foreign exchange will be limited should any PRC shareholder fail to make such registration.

On November 19, 2012, the SAFE issued the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the “Notice 59” (which had been revised pursuant to the Notice of the SAFE on Repealing and Revising the Normative Documents concerning the Reform for Registered Capital Registration System promulgated on May 4, 2015 and taken effect from May 4, 2015). The Operating Rules for Foreign Issues with Regard to Direct Investment under Capital Account, or the “Operating Instruction”, an appendix to Notice 59, provides in detail the procedures, required documents and review standard of foreign exchange registration and reverse investment by domestic residents through offshore special purpose vehicles, or “SPVs”, owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area, where one of the primary domestic enterprises is located, to comprehensively register with. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan.

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

To implement the CCBC Incentive Plan, CCBC established The Magnum Opus International Trust (the “Trust”); and according to the Incentive Plan, the trustee, Magnum Trustee, subscribed the shares. The participants of the Incentive Plan as a class are the future beneficiaries of the Trust, and upon the satisfaction of certain conditions, are entitled to the income of the Trust subject to the Trustee discretion. The Trustee has full discretion and powers in managing and disposing of the shares or any economic interest hereof. As described, the form and structure of the Incentive Plan is not the same with the equity incentive plans under Circular 7, therefore we did not go through the procedures required by Circular 7. However, we cannot assure you that the arrangement of the Incentive Plan will not be identified by relevant authorities as an equity incentive plan under Circular 7, and thus that the procedures required by Circular 7 are applicable. Under such circumstance, we will incur costs to fulfill the procedural requirements, and may also be subject to regulatory measures and administrative sanctions, including, but not limited to fines, imposed by SAFE and its local branches.

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

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008 and revised on February 24, 2017. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as HNTE enjoying special support from the government. Additionally, a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election. Following the effectiveness of the new tax law, the effective tax rate of Jiachenhong had increased but subject to the eligibility for preferential treatment.

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

On April 14, 2008, the Ministry of Science and Technology, the MOF and the SAT jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination”, and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State). Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered for one year or longer within China (excluding Hong Kong, Macao and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis. On June 22, 2016, the Ministry of Science and Technology, the MOF and the SAT issued the Notice of Revision and Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”) which retroactively effected and replaced the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises, promulgated on July 8, 2008. Based on the Guidelines, the qualification for the enterprises were classified as high-tech enterprises prior to January 1, 2016, in accordance with previous Guidelines shall remain valid if the validity period of their qualification has not expired. For high-tech enterprises which were granted tax exemption and reduction treatment for a certain period by relevant tax law under previous Guidelines and whose tax holiday has not expired, the above mentioned stipulations of Circular 39 shall continue to apply.

Jiachenhong’s renewed HNTE certificate was dated October 28, 2011 and was approved by the relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016, and Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2017 to December 31, 2019. Nuoya’s HNTE certificate was dated December 28, 2010 and was approved by the relevant PRC tax authority on June 2, 2011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015, and Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in March 2017 and the renewed HNTE certificate was dated November 30, 2016 with a validity of 3 years. Such status is valid retroactively as of January 1, 2016 and will expire on December 31, 2018, and Nuoya is subject to a reduced tax rate of 15% during such period. Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status is valid retroactively as of January 1, 2015 and will expire on December 31, 2017. As a result, Lukou is subject to a reduced tax rate of 15% during such period. We cannot assure you that Jiachenhong, Nuoya and Lukou will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong, Nuoya and Lukou will be able to continue to enjoy our current preferential tax treatments.

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

In February 2009, the Chinese National People’s Congress promulgated the Criminal Law Amendment (7) (“Amendment (7)”), which, among other things, provides that any government, financial institutions, telecommunications organizations, or transportation, education, health care institutions or similar institutions or their employees who illegally sell or provide personal information which is obtained in the process of performing their duties would constitute a crime. The aforementioned clause was replaced by relevant clause in Criminal Law Amendment (IX) (“Amendment (IX)”) promulgated by the Chinese National People’s Congress on August 29, 2015. According to Amendment (IX), selling or providing, in violation of relevant provisions of the State law, citizens’ personal information would constitute a crime. Amendment (IX) came into effect on November 1, 2015. In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we or some of our employees are found to violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more costs and management efforts to reinforce our internal control system to ensure that our subscriber’s individual information will not be illegally disclosed. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance whether such person have violated Amendment (7), and/or that such person would not violate the Criminal Law Amendment (IX) and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties. Our corporate image may, as a result, also be materially adversely affected in such circumstances, which in turn may affect our ability to recruit new clients and our financial performance.

Risks to our Shareholders

There can be no assurance that any transaction will be completed with respect to the proposed transaction between GM Stem Cells and Nanjing Ying Peng or any other transaction will be approved or consummated. If these transactions cannot be completed, the market price of our ordinary shares may be adversely affected.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into the GM Sale Agreement, pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65.4% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. The completion of the GM Sale Agreement is conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals, shareholders’ approval, all requisite consents from third parties and approvals as required by Nanjing Ying Peng’s partnership agreement. Nanjing Ying Peng’s obligations under the GM Sale Agreement was guaranteed by Sanpower Group Co., Ltd. (“Sanpower”) and its founder and chairman Mr. Yafei Yuan. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018.

The public announcements of the proposed transaction between GM Stem Cells and Nanjing Ying Peng affected the Company’s stock price. There can be no assurance that any transaction will be completed with respect to the proposed transaction between GM Stem Cells and Nanjing Ying Peng or any other transaction will be approved or consummated. If these transactions cannot be completed, the market price of our ordinary shares may be adversely affected.

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

•                  sales or perceived potential sales of our ordinary shares or instruments convertible into ordinary shares; and

•                  announcements relating to the proposed transaction between GM Stem Cells and Nanjing Ying Peng.

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

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

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

We have instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We had engaged external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues and may do so again in the future. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, strengthen our anti-corruption policy and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting and financial reporting under U.S. GAAP.

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

If we fail to attract and retain independent directors, we may be subject to SEC enforcement proceedings and delisting by the exchange on which we are listed at the time. The costs incurred to comply with various listing requirements, including but not limited to, U.S. corporate governance compliance related expenses, internal control expense, and directors and officers’ insurance related expenses may continue to increase in the future, and, in turn, will increase our operating expenses and reduce our profit.

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

CCBS was incorporated on January 17, 2008 under the Companies Law of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2017, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 11.4% interest in LFC, a provider of funeral and related services, and an indirect 9.8% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

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

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, we paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring of Cordlife, we hold 24,366,666 shares in LFC; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2017, we owned a total of 8,122,222 and 25,516,666 shares in LFC and Cordlife Singapore, which represents 11.4% and 9.8% equity interest, respectively.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to Excellent China Healthcare Investment Limited (“ECHIL”). On the same day, Magnum Opus 2 International Holdings Limited (“Magnum 2”) acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. The notes are senior unsecured obligations, matured on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. A redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes together with the principal amount would need to be paid on the maturity date. In April 2017, GM Stem Cells has converted such convertible notes and we have issued 22,903,454 shares in exchange for the cancellation of the said convertible notes.

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

In September 2012, we entered into a convertible note purchase agreement regarding the proposed issuance and sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes shall be convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. The transactions were completed on October 3, 2012 and the notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. In November 2014, Golden Meditech completed the sale of such convertible notes to Cordlife Singapore and Magnum Opus on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GM Stem Cells. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. A redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes together with the principal amount would need to be paid on the maturity date. In April 2017, GM Stem Cells has converted such convertible notes and we have issued 17,618,040 shares in exchange for the cancellation of the said convertible notes.

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

Our annual general meeting in 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. As of March 31, 2017, an aggregate of 7,300,000 RSUs were granted and none of the granted RSUs was vested, of which 7,080,000 shares (corresponding to 7,080,000 RSUs) were issued to Magnum Trustee to hold these shares on behalf of the beneficiaries as a class.

On April 27, 2015, our Board of Directors received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”). On the same day, the Board of Directors formed a special committee of independent directors (the “Special Committee”), consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech, to evaluate the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into the GM Sale Agreement, pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65.4% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. The completion of the GM Sale Agreement is conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals, shareholders’ approval, all requisite consents from third parties and approvals as required by Nanjing Ying Peng’s partnership agreement. Nanjing Ying Peng’s obligations under the GM Sale Agreement was guaranteed by Sanpower and its founder and chairman Mr. Yafei Yuan. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018.

On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the Special Committee to terminate any further evaluation and negotiation regarding the GM Proposal. In making its recommendation, the Special Committee had taken into account various factors including but not limited to the pending acquisition transaction between GM Stem Cells and Nanjing Ying Peng, Nanjing Ying Peng’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The Special Committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of Directors of the Company was unanimous, with the Chairman Mr. Yuen Kam abstaining.

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

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.9 million in 2015, accounting for approximately 45% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2016. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2016, the nation has a newborn population of approximately 16.6 million in 2015; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 3% and 3% for the fiscal years ended March 31, 2014, 2015 and 2016 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2014, 2015 and 2016 divided by the number of newborns of calendar years ended December 31, 2013, 2014 and 2015 according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 9.8% equity interest (as of March 31, 2017) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator. Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 632-person sales team has direct access to expectant parents through collaboration with 349 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 575,040 in March 2017.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2017, storage revenue represented 36.6% of our total revenues.

We recorded revenues and net income of RMB760.0 million ($110.4 million) and RMB128.7 million ($18.7 million), respectively, during our fiscal year ended March 31, 2017.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks and the only China operator with a pan-Asian exposure. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 575,040 in March 2017. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage in obtaining additional licenses in the future. Our leadership and track record also make us an attractive strategic partner for license holders and applicants and position us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 349 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 632-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve.

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

Capable and Experienced Management Team.   Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Mr. Yuen Kam, our chairman, has over twenty years of experience in the healthcare industry. Ms. Ting Zheng, our chief executive officer, has over ten years of experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our chief financial officer, is a CFA charterholder and has over ten years of experience in the pharmaceutical and healthcare industries. Ms. Rui Arashiyama, our chief executive officer in the Guangdong and Zhejiang divisions, has over ten years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our chief technology officer, has over twenty years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, extensive experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is a relatively young industry with attractive opportunities due to China’s large population and rapid economic growth. Our goal is to grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 349 hospitals and 575,040 subscribers as of March 31, 2017. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

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

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We own approximately 9.8% equity interest in Cordlife Singapore (as of March 31, 2017) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, countries or region with approximately 49,000, 65,000, 24.5 million, 4.2 million and 2.5 million annual births, respectively, according to the CIA World Factbook. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator, and approximately 0.6 million babies are born in Malaysia every year. We plan to leverage on and further enhance our collaboration with Cordlife Singapore to gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a multi regions operator.

Our Revenue Model

The payment for our services consists of processing fees payable at the time of subscription or in certain circumstances by installments, depending on the payment option elected by subscribers, and 18 years of storage fees payable by our subscribers by a lump sum payment at the time of subscription or on an annual basis for as long as the contracts remain effective. For further information of our various payment options, please refer to “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Payment Methods for Subscribers”. Our payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenue from the fees we charge in providing matching units we collect from public donors to the hospitals for patients who are in need of transplants.

Our direct costs (cost of revenues) consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2015, 2016 and 2017, depreciation expenses, our most significant fixed cost, accounted for 22.1%, 20.6% and 20.9%, respectively, of our direct costs. Technical consulting fee accounted for 6.0%, 3.0% and 4.9%, respectively, of our direct costs, and amortization expenses accounted for 3.5%, 3.2% and 3.2%, respectively, of our direct costs.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.5%, 99.3% and 99.4% of our revenues for the years ended March 31, 2015, 2016 and 2017, respectively.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to the hospitals for patients who are in need of transplants. These services accounted for 0.5%, 0.7% and 0.6% of our revenues for the years ended March 31, 2015, 2016 and 2017, respectively.

We accept and preserve cord blood units donated by the general public and have created a database containing information of the human leukocyte antigen profiles and characteristics of the donors on an anonymous basis. We require our donors to deliver their newborns at one of our collaborating hospitals. Another source of donations in the future may be the cord blood of the newborns of our former subscribers who cease subscription for our services at the end of 18 years and the cord blood units stored by our subscribers who fail to pay. We require our employees to fully inform all prospective subscribers of our policy of releasing cord blood units to our cord blood inventory in such circumstances, and our subscribers are required to give their consent to this policy when subscribing for our storage services. In the opinion of our PRC counsel, Zhong Lun Law Firm, a consent of this nature is enforceable under PRC law. Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China.

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the hospitals for patients who are in need of transplant. We also entered into a memorandum of understanding regarding the collaboration with Cordlife Singapore in which Cordlife Singapore, on behalf of its patients who are in need of cord blood stem cell therapy, can facilitate the process by providing relevant information to us, and we will perform searches for possible matching units among our donated cord blood samples in the PRC. For patients who reside in the PRC, we may seek Cordlife Singapore’s assistance or contacts to source possible cord blood unit matches in the relevant public cord blood registries in the regions such as Hong Kong, Singapore, Malaysia, India, Indonesia and the Philippines. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia and also works with other cord blood banks to promote the usage of donated cord blood units.

We are permitted to charge a fee that reflects the costs of our matching services provided and the matching units delivered. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant. For the years ended March 31, 2015, 2016 and 2017, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 113, 162 and 178, respectively. In addition, during the years ended March 31, 2015, 2016 and 2017, there were 127, 206 and 211 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2017	2016	2015
New subscriber sign-ups	74,976	62,929	64,757
Subscriber units used in medical treatments	24	20	21
New subscriber sign-ups (net)	74,952	62,909	64,736

New donations accepted	4,214	4,294	6,627
Donated units used in matching services	389	368	240
New donations accepted (net)	3,825	3,926	6,387

Total	78,777	66,835	71,123

	As of March 31,
	2017	2016	2015
Units deposited by subscribers (2)(3)	575,040	504,268	441,359
Units contributed by donors (1)(3)	51,543	43,538	39,612
Total (1)(2)	626,583	547,806	480,971

(1)                                     Excludes the matching units used during the relevant periods.

(2)                                     As of March 31, 2015, 2016 and 2017, includes 22,992, 35,015 and 16,047 subscribers respectively, who had been delinquent for over 24 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers.

(3)                                     During the year ended March 31, 2017, 74,952 new subscribers were recruited and 3,825 new donations were accepted. During the year ended March 31, 2017, the Company reclassified 4,180 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 575,040 and 51,543, respectively, as of March 31, 2017.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year:

Units
Donated units used during the year ended March 31, 2015	240
Donated units used during the year ended March 31, 2016	368
Donated units used during the year ended March 31, 2017	389

Units
Accumulated number of matches as of March 31, 2015	1,269
Accumulated number of matches as of March 31, 2016	1,637
Accumulated number of matches as of March 31, 2017	2,026

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

Sales and Marketing

As of March 31, 2017, our total sales force (including after sales support) consists of 632 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 349 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2017.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                  Activities targeting prospective parents.  We maintain our hospital networks which consist of 349 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutional or hospitals to organize pre-natal classes and other events for expectant parents.

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

To the extent possible, it is our policy to maintain more than one vendor for major raw material supplies in order to diversify the sources of our raw material supplies. A significant portion of our raw materials, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2017			2016		2015
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
China Bright Group Co. Limited (1)	5,289	36,405	52	37,556	49	15,683	25
Hangzhou Baitong Biological Technology Co., Ltd.	—	—	—	—	—	6,600	10
Total	5,289	36,405	52	37,556	49	22,283	35

(1)                                     An affiliate of Golden Meditech

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2017, the top hospital accounted for approximately 2.0% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2017, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Acquired in January 2013 for a consideration of RMB87.3 million for a term of 50 years.	5,562
Total			29,770

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

The operating procedures and standards at our facilities comply with relevant regulations and industry standards promulgated by the MOH and NHFPC for the operation of cord blood banks, including the Standards on Administration of Quality of Blood Bank Laboratory promulgated in May 2006, and the Standard Technique Operation Procedures of Blood Bank 2015 promulgated in December 2015. We have adopted quality assurance measures to ensure the quality of cord blood units transported, processed and stored by us. In particular, we maintain GLP-certified clean rooms where hematopoietic stem cells are processed prior to storage and later restored for therapeutic use. The storage of hematopoietic stem cells at our cord blood bank is computerized to ensure the integrity of all cord blood units and the veracity of all related data.

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

We will seek to expand our geographical coverage by acquiring other licenses or acquiring or collaborating with potential applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood banking operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, better management and higher level of technological expertise than us.

In addition, our ability to compete depends on the efficacy and safety of cord blood transplants compared to other medical treatment and remedies as well as the efficacy and safety of cord blood transplants using the patients’ own cord blood or the cord blood from related family members compared to cord blood from an unrelated public donor.

Employees

As of March 31, 2015, 2016 and 2017, we had 1,039, 923 and 1,059 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2017:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	186	313	133
Laboratory function	69	97	31
Management and administration	88	86	56
Total	343	496	220

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($7.3 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB246.9 million ($35.9 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, we will be entitled to insurance payments equal to losses arising from the destruction or loss of cord blood units stored by subscribers in the event that we are required to provide such units according to our contractual obligations to our subscribers who need such units for transplants; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($29,056) per person and RMB10.0 million ($1.5 million) in the aggregate.

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

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2017, we incurred approximately RMB10.4 million ($1.5 million) research and development expense, derived from internal research and development effort.

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

Cooperation with Zhejiang Provincial Blood Center

In December 2010, Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center, for a term of 3 years, pursuant to which Zhejiang Provincial Blood Center would provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services, and provide laboratories and storage facilities to Lukou to support Lukou’s cord blood banking business in the Zhejiang province. In return, Zhejiang Provincial Blood Center is entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services and assistances. Starting from January 1, 2014, the payment from Lukou to Zhejiang Provincial Blood Center has been changed and paid in the form of advisory fee together with dividend.

Investments in LFC and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2017, we owned a total of 8,122,222 and 25,516,666 shares in LFC and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively.

Our investments in LFC and Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2017, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million), respectively, on our investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million (0.4 million) was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. Currently, LFC is a provider of funeral and related services, and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%. Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2016, over 1.2 million babies were born within the Shandong province during 2015.

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

Global Demand for Cord Blood Banking Services

The demand for the global cord blood banking industry is driven by an increasing awareness of the wide range of diseases that stem cells can be used to treat. Improved healthcare has resulted in increased life expectancy with a larger aging population. An aging population has led to a higher rate of disease incidence and increased demand for medical care, including stem cell therapies. Cord blood stem cells can be used to treat over 80 types of diseases. As medical science continues to discover new application of cord blood stem cell therapies, many other diseases could potentially be treated. The expanded application of stem cell transplants is likely to further stimulate the demand for and the growth of cord blood storage worldwide.

The demand for cord blood banking services can be measured in terms of penetration rates, which are affected not only by the number of newborns but also by the degree of awareness among expectant parents of the benefits of cord blood stem cell therapies, the value that the parents place on those benefits and the cost of those benefits relative to the parents’ ability to pay. Economic growth generally favors expenditures on precautionary healthcare measures. Sales and marketing activities launched by cord blood banking service providers also stimulate demand by educating expectant parents regarding the availability of these services and the potential benefits to subscribers in terms of keeping their options open for treating future health problems through stem cell therapies.

According to the U.S. Census Bureau, the population of the world has over 7.4 billion in July 2017 and the number of newborns is approximately 135 million worldwide in 2016. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                  Large number of newborns.   According to the China Statistical Yearbook 2016, China had a population of over 1.3 billion persons and approximately 16.6 million newborns as of and for the year ended December 31, 2015. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 108 million people in 2015, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2015.

•                  Growth in GDP and urban disposable income and increasing focus on healthcare.   According to the China Statistical Yearbook 2016, GDP per capita in China grew by 9.6%, 7.6% and 5.9% in 2013, 2014 and 2015, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2016, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB4,097.5 billion in 2015, representing a compound annual growth rate of approximately 15.7%.

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

China adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. In 1999, China adopted the Trial Measures for the Administration of Cord Blood Stem Cells Bank to regulate the establishment and operation of the cord blood banks. In 2001, China adopted the Trial Cord Blood Stem Cells Bank Establishment Guidelines to implement Trial Measures for the Administration of Cord Blood Bank. In 2002, China adopted the Provisional Cord Blood Stem Cells Bank Technical Guidelines, which regulate the way and activities that we handle the cord blood which we process and store. In 2005, the MOH further adopted the Measures for Administration of Blood Stations, or the “Measures” (which had been revised in 2009 and 2016, respectively), to regulate the operation of blood stations in general. In addition, the DOHs of Guangdong, Zhejiang and Shandong have promulgated relevant rules to regulate the operation of blood stations at the province-level. The Measures specify that cord blood banks are special blood stations that are subject to regulation under the Measures.

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

Our PRC legal counsel, Zhong Lun Law Firm, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding four paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if the cord blood banks we are operating are unable to obtain the license. Also, there is no assurance that we will be able to operate new licensed cord blood bank to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

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

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHFPC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which will expire in May 2025, May 2018 and September 2019 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHFPC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

Ownership of Cord Blood Units

Under the PRC Property Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the PRC Property Law. Assuming cord blood is considered as property under the PRC Property Law, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under PRC Contract Law, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matching cord blood units to the hospitals for patients who are in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, the subscription contracts we enter into with our subscriber expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of the subscribers who do not fulfill their payment obligations. If the cord blood units are provided to the hospitals for patients who are in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to compensate them and incur substantial monetary damages. See “Key Information — Risk Factors — Risks Relating to Our Business — We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation.”

PRC Tort Liability Law

The PRC Tort Liability Law was adopted at the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009 and effective as of July 1, 2010, which deals with tort liability relating to products, motor vehicle traffic accidents, medical treatment, environmental pollution, and high risk operations. Under the Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Tort Liability Law also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to be calculated and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the People’s Court.

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

On December 28, 2013, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law which removed a number of legal restrictions and hurdles on the establishment and operations of limited liabilities companies and companies limited by shares. On September 3, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Revising the Law of the People’s Republic of China on Foreign-invested Enterprises and Other Three Laws, or “Order 51”, which took effect on October 1, 2016. Pursuant to Order 51 and relevant regulations, where the establishment or changing of a foreign-invested enterprise does not involve the Catalogue, such matters shall be subject to administration by record-filing instead of the examination and approval. It is expected that the PRC Law of Wholly Foreign Owned Enterprises (the “WFOE Law”), the PRC Law of Sino-Foreign Equity Joint Ventures (the “EJV Law”) and their implementing regulations will be amended accordingly in order to align the WFOE Law and EJV Law with the amendments to the PRC Company Law. Jiachenhong, Nuoya and Lukou, our subsidiaries in the PRC, are governed and will be affected by the PRC Company Law, the WFOE Law, the EJV Law and their implementing rules. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is not a foreign invested enterprise under PRC Law.

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

The State Council and Ministry of Commerce successively issued relevant regulations such as the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, took effect on August 3, 2008, the Measures for the Review of Concentration of Business Operators, took effect on January 1, 2010, the Interim Provisions on Assessment of the Impact of Business Operator Concentration on Competition, took effect on September 5, 2011 and so forth. However, before the promulgation of further detailed implementing rules or determination of the relevant authorities, we are unable to determine whether we might be in violation of any aspects of the PRC Antitrust Law.

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

Under the Foreign Currency Administration Rules, foreign invested enterprises are required to complete the foreign exchange registration and obtain the registration certificate. Jiachenhong and Nuoya have complied with these requirements. The profit repatriated to us from Jiachenhong and Nuoya, however, is not subject to the approval of SAFE or its authorized local branches because it is a current account item transaction.

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

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for conducting subsequent business, such as remittance of profits or dividends. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On November 19, 2012, the SAFE issued the Notice 59 (which had been revised pursuant to the Notice of the SAFE on Repealing and Revising the Normative Documents concerning the Reform for Registered Capital Registration System promulgated on May 4, 2015 and taken effect from May 4, 2015). The Operating Instruction, an appendix to Notice 59, provides in detail the procedures, required documents and review standard of foreign exchange registration and reverse investment by domestic residents through offshore SPVs owned or controlled by domestic residents. According to the Operating Instruction, domestic resident individuals shall register with the local SAFE branch where the assets or equities of their domestic enterprises are located. When assets or equity interests of domestic enterprises are located in different areas, such domestic residents shall select a SAFE branch office in the area, where one of the primary domestic enterprises is located, to comprehensively register with. Domestic resident individuals may establish SPVs overseas prior to the registration, however, such SPVs are not allowed to raise funds outbound, change equity interests or engage in reverse investment activity or make other substantial changes in capital or equity interests prior to the completion of the registration. Whenever SPVs change in financing matters, an alteration registration shall be made within 30 working days upon the receipt of the first batch of raised funds. The raised funds without alteration registration shall not be called back and utilized in the form of investment or foreign loan. See “Key Information — Risk Factors — Risks Relating to Operations in China — PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.”.

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore SPVs formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary for us to obtain CSRC approval because, the controlling shareholder of Golden Meditech, is not a PRC individual defined by this new regulation. Therefore, our PRC counsel, Zhong Lun Law Firm, is of the opinion that we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV that is required to obtain approval from the CSRC for overseas listing under the new regulation.

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

Regulation on Tax

On March 16, 2007, the National People’s Congress of China enacted the EIT Law (which had been revised on February 24, 2017), under which both foreign-invested enterprises, or FIEs, and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in especially encouraged sectors, whether FIEs or domestic companies. The new tax law became effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 may (i) continue to enjoy the preferential tax rate for a period of five years after the promulgation of the new tax law; or (ii) continue to enjoy preferential tax exemption or reduction for a specified term, until the expiration of such term, except that for cases whereby, due to losses, the tax holiday has not yet started, such tax holiday shall be deemed to commence in 2008.

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

CCBS was incorporated on January 17, 2008 under the Companies Law of the Cayman Islands to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2017, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 11.4% interest in LFC, a provider of funeral and related services, and an indirect 9.8% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2017, we owned a total of 8,122,222 and 25,516,666 shares in LFC and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively.

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. A redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes together with the principal amount would need to be paid on the maturity date.

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

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. A redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes together with the principal amount would need to be paid on the maturity date.

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

Our annual general meeting in 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. As of March 31, 2017, an aggregate of 7,300,000 RSUs were granted and none of the granted RSUs was vested, of which 7,080,000 shares (corresponding to 7,080,000 RSUs) were issued to Magnum Trustee to hold these shares on behalf of the beneficiaries as a class.

On April 27, 2015, our Board of Directors received the GM Proposal, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction. On the same day, the Board of Directors formed a Special Committee to consider the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into the GM Sale Agreement, pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65.4% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. The completion of the GM Sale Agreement is conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals, shareholders’ approval, all requisite consents from third parties and approvals as required by Nanjing Ying Peng’s partnership agreement. Nanjing Ying Peng’s obligations under the GM Sale Agreement was guaranteed by Sanpower and its founder and chairman Mr. Yafei Yuan. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018.

In April 2017, GM Stem Cells, the holder of all outstanding 7% senior convertible notes of $115 million in aggregate principal amount, converted such securities into ordinary shares of the Company at a conversion price of $2.838 per share. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company and as a result, GM Stem Cells owns 65.4% equity interest of the Company. Subsequent to such conversion, the Company has no outstanding convertible notes.

On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the Special Committee to terminate any further evaluation and negotiation regarding the GM Proposal. In making its recommendation, the Special Committee had taken into account various factors including but not limited to the pending acquisition transaction between GM Stem Cells and Nanjing Ying Peng, Nanjing Ying Peng’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The Special Committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of Directors of the Company was unanimous, with Chairman Mr. Yuen Kam abstaining.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.                                                                                    Property, Plant and Equipment

As of March 31, 2017, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

Premises	Nature of use	Terms of use	Area occupied (in square meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Entered into agreement in January 2013 to acquire a property for a consideration of RMB87.3 million for a term of 50 years.	5,562
Total			29,770

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to the hospitals for patients who are in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.9 million in 2015, accounting for approximately 45% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2016. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2016, the nation has a newborn population of approximately 16.6 million in 2015; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 3% and 3% for the fiscal years ended March 31, 2014, 2015 and 2016 (based on the number of new subscriber sign-ups for the fiscal years ended March 31 2014, 2015 and 2016 divided by the estimated number of newborns of the corresponding calendar years ended December 31, 2013, 2014 and 2015 according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

Fiscal year	Estimated no. of births in the Company’s operating regions (1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2014	1,873,414	64,641	3%
2015	1,940,254	64,736	3%
2016	1,952,586	62,909	3%

(1)                                    Source: China Statistical Year Book 2014, 2015 and 2016, calendar year information for 2013, 2014 and 2015.

(2)                                     Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 9.8% equity interest (as of March 31, 2017) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides exposure into attractive markets such as India, Indonesia, Malaysia and the Philippines, and mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 632-person sales team has direct access to expectant parents through collaboration with 349 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 575,040 in March 2017.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2017, storage revenue represented 36.6% of our total revenues.

We recorded revenues and net income of RMB760.0 million ($110.4 million) and RMB128.7 million ($18.7 million), respectively, during our fiscal year ended March 31, 2017.

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

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenues from fees generated from our matching services, referred to in this report as “matching fees”, which reflect consideration for providing matching cord blood units collected from public donors to the hospitals for patients who are in need of transplants. Because a portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we are likely to benefit from economies of scale as the number of units stored at our cord blood facilities increases.

Our new subscriber sign-ups for the years ended March 31, 2015, 2016 and 2017 were 64,736, 62,909 and 74,952 respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicants in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                  Limited operating history.  Our future prospects are subject to risks and uncertainties beyond our control. Part of our growth strategy involves acquiring business of other licensed cord blood banks or partnering with potential license applicants. Acquisition or partnership may introduce uncertainty and risk beyond our control. Nuoya was acquired by us in May 2007. While it has been in operation for years, its operating history is still considered limited comparing to our Beijing subsidiary. Hence, there may be unexpected events that will materially affect our operation in Guangdong, in turn affecting our group as a whole. In addition, Lukou has a very limited operating history and no commercial operation prior to our involvement, hence, there may be unforeseeable event which can materially affect Lukou’s operation.

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

For the year ended March 31, 2017, approximately 46.8% of new subscribers chose Option One, compared to 41.7% in the year ended March 31, 2016. Option Two represented approximately 50.9% and 48.9% of new subscribers signed up during the years ended March 31, 2016 and 2017, respectively. 4.3% of new subscribers chose Option Three for the year ended March 31, 2017, compared to 7.4% in the year ended March 31, 2016. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding account receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2017, current accounts receivable decreased to RMB112.5 million ($16.3 million), as compared to RMB124.6 million last year due to a shorter collection cycle, decrease in new subscribers electing Option Three and a RMB3.8 million ($0.6 million) write-off of current accounts receivable as the Company determined that the recoverability of the amounts due from 4,180 private cord blood banking subscribers was low. Turnover periods for current accounts receivable for the years ended March 31, 2015, 2016 and 2017 determined based on average current accounts receivable and revenues in the respective periods, were 62 days, 68 days and 57 days, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Non-current accounts receivable decreased mainly driven by the decrease in new subscribers choosing Option Three. Non-current accounts receivable as of March 31, 2017 amounted to RMB135.1  million ($19.6  million), as compared to RMB165.0 million last year.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                  Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.” As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2016 and 2017, there were 35,015 and 16,047 subscribers who had been delinquent for over 24 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this annual report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2017, we collaborate with 349 hospitals across Beijing, Guangdong and Zhejiang.

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

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2016, the number of newborns in Guangdong was over 1.1 million in 2015. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0%. Based on China Statistical Yearbook 2016, over 1.2 million babies were born within the Shandong province during 2015. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million, and to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2016, over 0.5 million babies were born within the Zhejiang province during 2015. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million ($0.8 million). As of March 31, 2017, we owned a total of 8,122,222 and 25,516,666 shares in LFC and Cordlife Singapore, which represents a 11.4% and a 9.8% equity interest, respectively. Our investments in LFC and Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2017, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million), respectively, on our investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million (0.4 million) was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. Currently, LFC is a provider of funeral and related services, and Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia and the Philippines. Cordlife Singapore is also a controlling shareholder of Stemlife, a Malaysia-based cord blood banking operator.

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

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect on January 1, 2008 and revised on February 24, 2017. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the new tax law. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the new tax law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as advance technology companies enjoying special support from the state. Entities that qualify as HNTE under the new tax law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for HNTE under the new tax law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election.

Jiachenhong was granted the HNTE certificate, which was dated December 24, 2008. The certificate was valid for a period of three years effective retroactively from January 1, 2008. Jiachenhong was subsequently redetermined as an HNTE in February 2012. Jiachehong’s renewed HNTE certificate was dated October 28, 2011, and was approved by relevant PRC tax authority on February 15, 2012. Such status was valid retroactively as of January 1, 2011 and expired on December 31, 2013. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was subsequently redetermined by the relevant PRC tax authority in January 2015 and the renewed HNTE certificate was dated October 30, 2014 with a validity of 3 years. Such status is valid retroactively as of January 1, 2014 and expired on December 31, 2016, and Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2017 to December 31, 2019.

Nuoya was certified as an HNTE in June 2011. Nuoya’s HNTE certificate was dated December 28, 2010 with validity of 3 years, and was approved by the relevant PRC tax authority on June 2, 1011. Such status was valid retroactively as of January 1, 2010 and expired on December 31, 2012. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in April 2014 and the renewed HNTE certificate was dated October 16, 2013 with a validity of 3 years. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015, and Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in March 2017 and the renewed HNTE certificate was dated November 30, 2016 with a validity of 3 years. Such status is valid retroactively as of January 1, 2016 and will expire on December 31, 2018, and Nuoya is subject to a reduced tax rate of 15% during such period.

Lukou’s HNTE certificate was dated September 17, 2015 with validity of 3 years, and was approved by the relevant PRC tax authority in January 2016. Such status is valid retroactively as of January 1, 2015 and will expire on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period.

In accordance with the Notice of Revision and Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”), which was jointly promulgated by the Ministry of Science and Technology, the MOF and the SAT on June 22, 2016 and replaced the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises, promulgated on July 8, 2008 , enterprises that were classified as high-tech enterprises prior to the end of 2016 in accordance with previous Guidelines will have their qualifications remain valid if such qualifications have not expired. For high-tech enterprises that were granted tax exemption and reduction treatment for a certain period by relevant tax law under previous Guidelines and whose tax holiday has not expired, Circular 39 shall continue to apply. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.”, and Note 17 to our annual consolidated financial statements included elsewhere in this report.

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the years ended March 31, 2014, 2015 and 2016, we have provided RMB3.9 million, RMB5.2 million and RMB5.2 million  for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million ($2.1 million) was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future.

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

With respect to matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize revenues when the cord blood unit is delivered and the risk of loss is transferred to the recipient. For further details regarding our revenue recognition, see Note 2(k) to our annual consolidated financial statements included elsewhere in this report.

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

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or market using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB68.8 million ($10.0 million) as of March 31, 2017. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2017, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2017. The reported gross profit (gross margin) from our matching revenue were RMB2.2 million (60%), RMB3.8 million (69%) and RMB4.1 million (70%) for the years ended March 31, 2015, 2016 and 2017, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2017 would have increased/(deceased) gross profit by RMB192,000 and (RMB195,000) respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2017 would have increased/(deceased) gross profit by RMB154,000 and RMB(174,000) respectively.

Although we will continue to provide donated cord blood units to the hospitals for patients who are in need of transplants as part of our business to satisfy regulatory requirements for the cord blood banking industry in China and to demonstrate our commitment to community healthcare, we do not believe revenues generated from provision of donated cord blood units to the hospitals for patients who are in need of transplants will become our main revenue driver in the long run. For further details regarding our inventories, see Note 4 to our consolidated financial statements included elsewhere in this report.

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

Allowance for doubtful receivables was RMB117.6 million ($17.1 million) as of March 31, 2017, compared to RMB100.9 million as of March 31, 2016. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2015, 2016 or 2017. The net carrying value of our property, plant and equipment was RMB551.4 million ($80.1 million) as of March 31, 2017, compared to RMB574.6 million as of March 31, 2016. The net carrying value of intangible assets was RMB106.7 million ($15.5 million) as of March 31, 2017, compared to RMB111.3 million as of March 31, 2016. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

Impairment of Available-for-sale Securities

Our investments in LFC and Cordlife Singapore were classified as available-for-sale equity securities and stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. However, when the fair value of our available-for-sale equity securities falls below cost, we determine whether the decline in value is other than temporary, in which case the unrealized loss has to be charged to income. In assessing whether the impairment is other than temporary, we consider the length of time and the extent to which the market value has been below cost, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the investee’s financial conditions, operational performance, future earnings potential, prospects, market conditions and near term development.

During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million), respectively, on our investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million) was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017, respectively, and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC.

As of March 31, 2017, there were total unrealized net holding losses of RMB185,000 ($26,877) recorded in LFC and total unrealized net holding gains of RMB92.0 million ($13.4 million) recorded in Cordlife Singapore. See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

The amortization expenses are recognized on a straight-line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third party valuation firm in determining the fair value of the cord blood bank operating rights during the acquisitions. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2015, 2016 and 2017, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million and RMB1.0 million ($0.1 million), respectively. For the years ended March 31, 2015, 2016 and 2017, the amortization expense relating to the right to operate in Zhejiang amounted to RMB3.7 million, RMB3.7 million and RMB3.7 million ($0.5 million), respectively.

Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future. Despite the uncertainties resulting from the Catalogue revised in 2011, our assessment of the estimated economic useful life of the cord blood bank operating rights as of and for the year ended March 31, 2017 did not result in a change for the following reasons:

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

•                  We have communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2011. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2011 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank obtained the renewed cord blood banking license in April 2016, May 2015 and September 2016 from the LHFPC/DOHs of the Beijing municipality, the Guangdong and Zhejiang provinces respectively after the Catalogue revised in 2011 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank operated by Jiachenhong, Nuoya, the Guangdong Cord Blood Bank operated by Nuoya, or Lukou, the Zhejiang Cord Blood Bank operated by Lukou, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Accordingly, based on the foregoing, we believe that the useful life of the intangible assets associated with our cord blood bank operating rights continues to be thirty years as of March 31, 2016 and 2017. See Note 8 to our annual consolidated financial statements included elsewhere in this report.

Principal Components of Our Income Statement

Revenues

We have two types of customers: subscribers, who pay processing and storage fees pursuant to the terms of their subscription contracts as consideration for our subscription services, and transplant patients, who pay matching fees via hospitals as consideration for our delivery of donated cord blood units for their operations

The sources of our revenues consist of the following:

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

Direct costs also include an annual technical consulting fee of RMB2.6 million ($0.4 million) (RMB2.0 million prior to October 2013) payable by us to PEKU pursuant to a 20-year contract commencing in October 2013 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million ($0.5 million) (RMB2.0 million prior to October 2013). The agreement has a term of no less than 20 years commencing in November 2009. In December 2010, Lukou entered into a co-operation agreement with Zhejiang Provincial Blood Center with a 3-year term in relation to the operation of cord blood bank in Zhejiang with an annual service fee of RMB2.0 million. Starting from January 1, 2014, the payment from Lukou to Zhejiang Provincial Blood Center has been changed and paid in the form of advisory fee together with dividend.

Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment, direct labor (including share-based compensation) and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, processing and storage supplies, and collection fee, generally vary depending on the number of units processed at facilities. During the year ended March 31, 2017, a consideration of RMB16.8 million ($2.4 million) from consultation service related to the usage of cord blood processing devices and consumables was recorded as a reduction of direct costs since the associated cord blood processing devices and consumables were consumed and included in direct costs.

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

•                  Research and development expenses.  Research and development expenses consist primarily of expenses incurred in research and development activities that are conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. Research and development expense are expensed immediately as they are incurred.

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

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2017			2016		2015
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)

Revenues	110,411	759,978	100	662,999	100.0	635,122	100.0
Direct costs	(20,723)	(142,640)	(18.8)	(144,598)	(21.8)	(130,611)	(20.6)
Gross profit	89,688	617,338	81.2	518,401	78.2	504,511	79.4
Operating (expenses)/income
Research and development	(1,506)	(10,367)	(1.4)	(8,964)	(1.4)	(9,907)	(1.6)
Sales and marketing	(25,930)	(178,482)	(23.5)	(148,155)	(22.3)	(127,927)	(20.1)
General and administrative	(27,595)	(189,940)	(25.0)	(169,952)	(25.6)	(131,681)	(20.7)
Other operating income	3,823	26,316	3.5	—	—	—	—
Total operating expenses, net	(51,208)	(352,473)	(46.4)	(327,071)	(49.3)	(269,515)	(42.4)
Operating income	38,480	264,865	34.8	191,330	28.9	234,996	37.0
Other expenses, net
Interest income	2,530	17,416	2.3	18,218	2.7	18,252	2.9
Interest expense	(17,349)	(119,418)	(15.7)	(107,967)	(16.3)	(101,102)	(15.9)
Foreign currency exchange losses	(6)	(38)	(0.0)	(972)	(0.1)	(231)	(0.0)
Dividend income	7	45	0.0	49,198	7.4	2,344	0.4
Impairment loss on available-for-sale equity securities	(368)	(2,533)	(0.3)	(8,361)	(1.3)	—	—
Others	868	5,974	0.8	(113)	(0.0)	861	0.1
Total other expenses, net	(14,318)	(98,554)	(12.9)	(49,997)	(7.6)	(79,876)	(12.5)
Income before income tax	24,162	166,311	21.9	141,333	21.3	155,120	24.5
Income tax expense	(5,466)	(37,622)	(4.9)	(50,000)	(7.5)	(47,327)	(7.5)
Net income	18,696	128,689	17.0	91,333	13.8	107,793	17.0

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Revenues

Revenues increased by 14.6% to RMB760.0 million ($110.4 million) for the year ended March 31, 2017 from RMB663.0 million for the year ended March 31, 2016. During the year ended March 31, 2017, processing fee revenues increased 14.8% to RMB481.7 million ($70.0 million) and storage fee revenues increased 14.3% to RMB278.3 million ($40.4 million). The increase in revenues was contributed by the increased new subscriber number and the enlarged accumulated subscriber base as of the year ended March 31, 2017, which was partly attributable to a relatively low comparison base in prior year and partly benefiting from our effective marketing and promotion initiatives to deepen penetration in our operating regions. For the year ended March 31, 2017, 74,952 new subscribers were recruited, compared to 62,909 in the year ended March 31, 2016. Taking into account the reclassification of 4,180 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low, total units deposited by our subscribers increased to 575,040 as of March 31, 2017, compared to 504,268 as of March 31, 2016. There was no other material early termination recorded for the years ended March 31, 2016 and 2017.

For the year ended March 31, 2017, processing fee and storage fee revenues accounted for approximately 63.4% and 36.6% of total revenues respectively, similar to the revenue structure for the year ended March 31, 2016 in which processing fee and storage fee revenues accounted for 63.3% and 36.7% of total revenues respectively.

Direct Costs

Direct costs decreased to RMB142.6 million ($20.7 million) for the year ended March 31, 2017 from RMB144.6 million in the year ended March 31, 2016. The increases in raw materials costs and direct labour were offset by the recognition of RMB16.8 million ($2.4 million) from a consultation service related to the usage of cord blood processing devices and consumables, which the Company purchased, were used and included in direct costs.

For the year ended March 31, 2017, variable costs and fixed costs accounted for approximately 64.5% and 35.5% of total direct costs, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2017, gross profit amounted to RMB617.3 million ($89.7 million), up 19.1% from RMB518.4 million for the year ended March 31, 2016. Gross margin for the year ended March 31, 2017 was 81.2%, compared to 78.2% in the year ended March 31, 2016 due to revenues growth and lower direct costs.

Operating Expenses, Net

Total operating expenses increased to RMB352.5 million ($51.2 million) for the year ended March 31, 2017, compared to RMB327.1 million for the year ended March 31, 2016.

•                  Research and development expenses.  For the year ended March 31, 2017, we incurred research and development expenses of approximately RMB10.4 million ($1.5 million), compared to RMB9.0 million in the year ended March 31, 2016. Research and development expenses maintained at approximately 1.4% of revenues for the years ended March 31, 2016 and 2017, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB178.5 million ($25.9 million) for the year ended March 31, 2017, increased by 20.5% as compared to RMB148.2 million in the year ended March 31, 2016. As a percentage of revenues, sales and marketing expenses were 23.5%, compared to 22.3% in the year ended March 31, 2016. Included in sales and marketing expenses was share-based compensation expense of RMB16.4 million and RMB17.4 million ($2.5 million) for the years ended March 31, 2016 and 2017, respectively. Sales and marketing expenses rose as a result of our ongoing effort to attract new subscribers, as well as additional staff costs and performance incentives, and also in conjunction with the increase in new subscriber numbers.

•                  General and administrative expenses.  For the year ended March 31, 2017, general and administrative expenses rose to RMB189.9 million ($27.6 million), compared to RMB170.0 million for the year ended March 31, 2016. The increase in general and administrative expenses was largely attributable to rising staff costs as a result of increased staff count. Besides, RMB6.7 million ($1.0 million) write-off of accounts receivable was recorded in the year ended March 31, 2017 as the Company determined that the recoverability of the amounts due from 4,180 private cord blood banking subscribers was low. General and administrative expenses for the current year accounted for 25.0% as a percentage of revenues, compared with 26.6% for the prior year.

•                  Other operating income. For the year ended March 31, 2017, the Company entered into a collaboration agreement with Golden Meditech. Utilizing the Company’s existing donated cord blood samples resources, the Company provided Golden Meditech with exclusive access to certain data derived from a small portion of donated cord blood samples. In return, the Company received RMB26.3 million ($3.8 million) in cash and recorded the amount in other operating income.

Operating Income

As a result of the foregoing, operating income increased by 38.4% to RMB264.9 million ($38.5 million) for the year ended March 31, 2017 from RMB191.3 million for the year ended March 31, 2016.

Other Expenses, Net

For the year ended March 31, 2017, net other expenses increased to RMB98.6 million ($14.3 million), as compared to RMB50.0 million in the year ended March 31, 2016.

•                  Interest Income.  Interest income amounted RMB17.4 million ($2.5 million) in the current year, compared with RMB18.2 million in the year ended March 31, 2016.

•                  Interest Expense.  Interest expense for the year ended March 31, 2017 amounted to RMB119.4 million ($17.3 million). Interest expense and amortization of other costs related to the issuance of convertible notes amounted to RMB117.9 million ($17.1 million) for the year ended March 31, 2017, compared to RMB104.9 million in the year ended March 31, 2016. The increase was due to the compounding interest effect of the convertible notes and the translation difference arising from the depreciation of Renminbi against U.S. dollars.

In October 2015, we borrowed RMB60.0 million from a commercial bank in PRC for one year. The loan bore a monthly fixed interest rate at 0.46%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB3.1 million and RMB1.5 million ($0.2 million) in the years ended March 31, 2016 and 2017, respectively. The loan was fully repaid in September 2016. As of March 31, 2017, we did not have any bank borrowing.

•                  Dividend Income.  For the year ended March 31, 2016, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank and Cordlife Singapore in the amount of RMB31.8 million and RMB17.0 million, respectively. For the year ended March 31, 2017, no dividend income was received from the Company’s available-for-sale equity securities or other investment.

•                  Impairment loss.  For the years ended March 31, 2016 and 2017, we incurred impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million), respectively, on available-for-sale equity securities of ordinary shares held in LFC. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of LFC, the period of time during which market value of the shares had been below cost and the current market conditions, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary, impairment loss of RMB8.4 million and RMB2.5 million ($0.4 million) was recognized in earnings, which was transferred from other comprehensive income, for the years ended March 31, 2016 and 2017 respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2017 amounted to RMB166.3 million ($24.2 million), increased from RMB141.3 million for the year ended March 31, 2016.

Income Tax Expense

For the year ended March 31, 2017, we recorded an income tax expense of RMB37.6 million ($5.5 million), compared to RMB50.0 million for the year ended March 31, 2016. During the year ended March 31, 2016, we have provided RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million ($2.1 million) was made due to the change in management’s reinvestment plan in which all undistributed earnings of our PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. Excluding the effects of such provision and reversal for income taxes, effective tax rate for the year ended March 31, 2017 was 31.2%, similar to 31.7% for the year ended March 31, 2016.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2017 amounted to RMB128.7 million ($18.7 million), compared to RMB91.3 million for the year ended March 31, 2016.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Revenues

Revenues increased by 4.4% to RMB663.0 million for the year ended March 31, 2016 from RMB635.1 million for the year ended March 31, 2015. The growth in revenues was largely attributable to the increase in storage fee revenues as a result of our growing accumulated subscriber base. As of March 31, 2016, total units deposited by our subscribers increased to 504,268, compared to 441,359 as of March 31, 2015. New subscribers for the year ended March 31, 2016 was 62,909, compared to 64,736 in the year ended March 31, 2015. There was no material early termination recorded for the years ended March 31, 2015 and 2016.

For the year ended March 31, 2016, processing fee and storage fee revenues accounted for approximately 63.3% and 36.7% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2015 in which processing fee and storage fee revenues accounted for 67.9% and 32.1% of total revenues respectively. During the year ended March 31, 2016, processing fee revenues decreased 2.7% to RMB419.5 million and storage fee revenues increased 19.5% to RMB243.5 million.

Direct Costs

Direct costs increased to RMB144.6 million for the year ended March 31, 2016 from RMB130.6 million in the year ended March 31, 2015, as a result of increased raw material costs and direct labour (including share-based compensation expense related to the RSUs granted in December 2014). For the year ended March 31, 2016, variable costs and fixed costs accounted for approximately 66.9% and 33.1% of total direct costs respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2016, gross profit amounted to RMB518.4 million, up 2.8% from RMB504.5 million for the year ended March 31, 2015. Gross margin for the year ended March 31, 2016 was 78.2%, compared to 79.4% in the year ended March 31, 2015 as revenues growth was offset by higher raw material costs and direct labour.

Operating Expenses, Net

Operating expenses, net increased to RMB327.1 million for the year ended March 31, 2016, compared to RMB269.5 million for the year ended March 31, 2015.

•                  Research and development expenses.  For the year ended March 31, 2016, we incurred research and development expenses of approximately RMB9.0 million, compared to RMB9.9 million in the year ended March 31, 2015. Research and development expenses maintained at approximately 1.6% and 1.4% of revenues for the years ended March 31, 2015 and 2016, respectively, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB148.2 million for the year ended March 31, 2016, increased by 15.8% as compared to RMB127.9 million in the year ended March 31, 2015. As a percentage of revenues, sales and marketing expenses were 22.3%, compared to 20.1% in the year ended March 31, 2015. Included in sales and marketing expenses was share-based compensation expense of RMB4.6 million and RMB16.4 million for the years ended March 31, 2015 and 2016, respectively. Excluding the effect of such share-based compensation expense, the growth of sales and marketing expenses remained in line with revenues growth.

•                  General and administrative expenses.  For the year ended March 31, 2016, general and administrative expenses rose to RMB170.0 million, compared to RMB131.7 million for the year ended March 31, 2015. The increase in general and administrative expenses was mainly due to share-based compensation expense of RMB40.8 million for the year ended March 31, 2016, compared to RMB11.5 million in year ended March 31, 2015. Higher legal and professional fees also attributed to the increased general and administrative expenses.

Operating Income

As a result of the foregoing, operating income decreased by 18.6% to RMB191.3 million for the year ended March 31, 2016 from RMB235.0 million for the year ended March 31, 2015.

Other Expenses, Net

For the year ended March 31, 2016, net other expense amounted to RMB50.0 million, decreased by RMB29.9 million as compared to that of RMB79.9 million in the year ended March 31, 2015.

•                  Interest Income.  Interest income amounted RMB18.2 million in the current year, compared with RMB18.3 million in the year ended March 31, 2015.

•                  Interest Expense.  Interest expense for the year ended March 31, 2016 amounted to RMB108.0 million. Interest expense and amortization of other costs related to the issuance of convertible notes amounted to RMB104.9 million for the year ended March 31, 2016, compared to RMB96.8 million in the year ended March 31, 2015.

In August 2014, we entered into a one-year loan agreement with a commercial bank in the PRC. The loan amounted to RMB60.0 million and bore a monthly fixed interest rate at 0.6%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB4.3 million in the year ended March 31, 2015 and the one-year loan was subsequently repaid. In October 2015, we borrowed RMB60.0 million from a commercial bank in PRC for one year. The loan bore a monthly fixed interest rate at 0.46%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB3.1 million in the year ended March 31, 2016.

•                  Dividend Income.  For the year ended March 31, 2016, we recorded dividend income received from Qilu, the sole operator of the Shandong Cord Blood Bank and Cordlife Singapore in the amount of RMB31.8 million and RMB17.0 million, respectively. For the year ended March 31, 2015, we recorded dividend income received from Cordlife Singapore in the amount of RMB2.3 million.

•                  Impairment loss.  For the year ended March 31, 2016, we incurred an impairment loss of RMB8.4 million on available-for-sale equity securities of ordinary shares held in LFC. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of LFC, the period of time during which market value of the shares had been below cost and the current market conditions, our management considered that the impairment loss on the investment to September 30, 2015 was other-than-temporary. Therefore, an impairment loss was recognized in earnings for the year ended March 31, 2016.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2016 amounted to RMB141.3 million, decreased from RMB155.1 million for the year ended March 31, 2015.

Income Tax Expense

For the year ended March 31, 2016, we recorded an income tax expense of RMB50.0 million, increased by 5.6% from RMB47.3 million for the year ended March 31, 2015. It represented an effective tax rate of 35.4%, compared with 30.5% for the year ended March 31, 2015. We have provided RMB5.2 million and RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future in the years ended March 31, 2015 and 2016. Higher effective tax rate in the current year was mainly due to the non-deductible share-based compensation expense, impairment loss on available-for-sale equity securities and increase in non-deductible tax loss from non-PRC entities not subject to income tax.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2016 amounted to RMB91.3 million, compared to RMB107.8 million for the year ended March 31, 2015.

Liquidity and Capital Resources

As of March 31, 2017, we had cash and cash equivalents of RMB3,510.3 million ($510.0 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing from institutional investors and debt financing from banks. In October 2015, we borrowed a loan from Hangzhou Bank in the PRC for one year, commencing on October 9, 2015, to finance the purchase of raw materials. The loan was fully repaid in September 2016. As of March 31, 2017, we do not maintain any credit facilities.

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

Our long-term liquidity requirements primarily include the funding of our capital expenditure programs. We have relied principally on capital raising activities for our long-term liquidity requirements. On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL, which is the holder of the convertible notes and a wholly-owned subsidiary of BCHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly-owned subsidiary GM Stem Cells. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. The outstanding principal of the notes is convertible at any time on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. In April 2017, GM Stem Cells converted all outstanding 7% senior convertible notes of $115 million in aggregate principal amount into ordinary shares of the Company at a conversion price of $2.838 per ordinary share of the Company. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company to GM Stem Cells. Subsequent to such conversion, the Company has no outstanding convertible notes.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a high growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2017 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2017		2016	2015
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	92,636	637,632	580,997	594,866
Net cash used in investing activities	(13,158)	(90,575)	(16,480)	(42,431)
Net cash used in financing activities	(8,717)	(60,000)	(1,646)	—
Effect of foreign currency exchange rate change on cash and cash equivalents	2,148	14,785	8,896	1,319

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 9.7% to RMB637.6 million ($92.6 million) during the year ended March 31, 2017, compared to RMB581.0 million during the year ended March 31, 2016. The increase was mainly attributable to the followings: (i) the increase in new subscriber number, especially subscribers who chose payment option two who paid an upfront payment for 18-year storage fees at the time of subscription; (ii) the receipt of RMB16.8 million ($2.4 million) in cash for the consultation service rendered related to the usage of cord blood processing devices and consumables; (iii) the receipt of RMB26.3 million ($3.8 million) from the public bank collaboration project in which Golden Meditech was provided with an exclusive access to certain data derived from a small portion of donated cord blood samples. The positive effect of the abovementioned factors was partially offset by the coupon interest payment of the convertible notes during the year.

Net cash provided by operating activities decreased by 2.3% to RMB581.0 million during the year ended March 31, 2016, compared to RMB594.9 million during the year ended March 31, 2015. The decrease was mainly attributable to the followings: (i) the decrease in new subscriber number, especially subscribers who chose payment option two who paid an upfront payment for 18-year storage fees at the time of subscription; (ii) the decrease in operating income before depreciation and amortization and share-based compensation expenses; and (iii) tax refund from the relevant PRC tax authority after the redetermination of Nuoya’s HNTE status during the year ended March 31, 2015. No such refund was recorded during the year ended March 31, 2016.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB90.6 million ($13.2 million) for the year ended March 31, 2017, primarily for the acquisition of an available-for-sale equity security, and the purchase of property, plant and equipment.

Net cash used in investment activities amounted to RMB16.5 million for the year ended March 31, 2016, primarily for the purchase of property, plant and equipment.

Net cash used in investment activities amounted to RMB42.4 million for the year ended March 31, 2015. Capital was mainly used for (i) the acquisition of equipment and renovation payment relating to the expansion of Guangdong storage facility and the establishment of new storage facility in the Zhejiang province; and (ii) the acquisition of 1,150,000 shares in Cordlife Singapore.

Net Cash Used in Financing Activities

Net cash used in financing activities was RMB60.0 million ($8.7 million) for the year ended March 31, 2017. The cash was used in the repayment of bank loan.

Net cash used in financing activities was RMB1.6 million for the year ended March 31, 2016. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

There was no cash (net of repayment) provided by financing activities for the year ended March 31, 2015.

Capital Expenditures

For the years ended March 31, 2015, 2016 and 2017 our capital expenditures consisted primarily of expenditures for the expansion of our cord blood banks in Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired property, plant and equipment and incurred construction costs.

We are also in discussion for potential acquisitions or collaboration. Some of these discussions are ongoing, and we have not reached an agreement or executed any binding or non-binding written agreements with respect to the terms and conditions of any potential acquisition with any of its potential targets. As cash requirements relating to potential acquisitions may vary significantly depending on the targets we may acquire, our future capital expenditures may differ significantly from our current plans.

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2017.

Contractual Obligation

	Less than 1 year	1–3 Years	3–5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Commercial commitments	5,800	11,600	11,600	54,167	83,167
Research and development	2,000	—	—	—	2,000
Convertible notes — interests	1,547	—	—	—	1,547
Operating lease obligations	236	182	—	—	418
Long-term debt obligations	—	51,190	46,631	204,412	302,233
	9,583	62,972	58,231	258,579	389,365

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

•                  Research and development.  We entered into an agreement with a research institution for the research and development of medical treatments that make use of cord blood stem cells. We are obligated to pay RMB2.0 million ($0.3 million).

•                  Convertible notes.  On April 27, 2012 and October 3, 2012, we completed the sale of $65 million and $50 million in aggregate principal amount of 7% senior unsecured convertible notes to BCHIL and Golden Meditech, respectively. As of January 4, 2016, Golden Meditech, through its wholly-owned subsidiary, GM Stem Cells, had purchased all outstanding convertible notes previously issued by the Company from the current holders thereof. The 5-year convertible notes carry an interest rate of 7% on unconverted portion of the notes and payable annually. A redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes together with the principal amount would need to be paid on the maturity date. In April 2017, GM Stem Cells converted all outstanding 7% senior convertible notes of $115 million in aggregate principal amount into ordinary shares of the Company at a conversion price of $2.838 per share and therefore the contractual obligation regarding the convertible notes as of March 31, 2017 only included the 7% coupon interest portion up to the conversion completion date.

•                  Operating leases.  The operating lease obligations relate to the lease agreements for leasing certain premises in Guangdong and Zhejiang provinces.

•                  Long-term debt obligations.  The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage fees includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and non-current (collected and payable over one year) other payables and is not recognized as revenue. Long-term debt obligations represent the amount payable over one year. The Group has no performance obligation to the customer with respect to the insurance policy.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 102.0, 101.4 and 102.0 in 2014, 2015 and 2016, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of analyzing each of the Company’s revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify its provisions) in 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and non-current amounts. ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current and was adopted by the Company in the current fiscal year ended March 31, 2017. Upon the adoption of this ASU 2015-17, current deferred tax assets of RMB14.1 million and current deferred tax liabilities of RMB14.3 million as of March 31, 2016 were reclassified as non-current deferred tax assets and liabilities respectively.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). ASU 2016-01 will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which relates to accounting for employee share-based payments. ASU 2016-09 addresses several aspects of the accounting for share-based payment award transactions, including (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. ASU 2016-09 will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company adopted ASU 2016-09 in the current fiscal year ended March 31, 2017 and there is no material impact on the consolidated financial statements upon adopting this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. ASU 2017-01 should be applied prospectively on or after the effective date. The Company will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (“NRV”), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring inventory. The amendments are effective for the fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The Company has assessed this ASU’s impacts on the Company’s consolidated results of operations and financial condition and there is no material impact upon adopting this standard.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                    Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Yuen Kam (3)	55	Chairman of the Board
Ting Zheng (3)	45	Chief Executive Officer and Director
Albert Chen	41	Chief Financial Officer and Director
Mark D. Chen (1)(2)(4)	49	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	53	Independent Non-executive Director
Jennifer J. Weng (1)(2)(4)	49	Independent Non-executive Director
Yue Deng (5)	47	Chief Executive Officer — Beijing Division
Rui Arashiyama	58	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	63	Chief Technology Officer

(1)                                     Members of Audit Committee

(2)                                     Members of Compensation Committee

(3)                                     Members of Nominating and Corporate Governance Committee

(4)                                     Members of Special Committee

(5)                                     Resigned with effect from April 1, 2017.

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

Ting Zheng, serves as our chief executive officer and director. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Ms. Zheng became a non-executive director of Golden Meditech starting from August 2012. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. Following the resignation of Ms. Yue Deng, Ms. Zheng also serves as the interim chief executive officer of Beijing division.

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

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee and Special Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. He has more than twenty years of experience in investments in TMT, healthcare, and real estate globally, and has formed and managed numerous US and China based private equity funds in US, and China.  In 1998, Mr. Chen co-founded Easton Capital Investment Group, a New York based private equity investment firm focusing on US based life science venture investments. Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Ken Lu is a managing director of Seres Asset Management Limited (“Seres”), an investment management company focusing on the Asian equity markets. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Techfaith Wireless Communication Technology Limited and China Biologic Products Inc., both listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

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

Yue Deng, served as our chief executive officer in the Beijing division till March 31, 2017. She was responsible for the daily operations and management of Jiachenhong. She joined Jiachenhong in November 2004. From 1998 to 2004, Ms. Deng managed sales and marketing, product registration, government relations and customer services in Guidant’s Beijing representative office. During her employment with Guidant, she successfully developed a new market in the Liaoning province and won several awards in sales and marketing in recognition of her communication, leadership and strategic planning skills. From 1995 to 1998, Ms. Deng served as the office manager and sales coordinator in Guidant’s Beijing representative office. From 1993 to 1995, she served as the secretary to the general manager at NOX international (Tianjin) Co., Ltd. She graduated from Nankai University in China in 1991 with a bachelor’s degree in economics.

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

•                  Ms. Yue Deng, who was our chief executive officer of the Beijing division (resigned with effect from April 1, 2017);

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

For the fiscal years ended March 31, 2015, 2016 and 2017, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

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

•                  Share-based compensation.  On February 18, 2011, at our annual general meeting, our shareholders approved an Incentive Plan which was subsequently amended in August 2014. In December 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. As of March 31, 2017, an aggregate of 7,300,000 RSUs are issued and outstanding. See “— Incentive Plan”.

Name and Principal Position	Year ended March 31,	Salary (1) $	Bonus (1) $	Total (1) $
Yuen Kam	2017	—	—	—
Chairman	2016	—	—	—
	2015	—	—	—
Ting Zheng	2017	388,090	257,354	645,444
Chief Executive Officer	2016	367,056	—	367,056
	2015	345,789	—	345,789
Albert Chen	2017	388,090	257,354	645,444
Chief Financial Officer	2016	367,056	—	367,056
	2015	345,789	—	345,789
Yue Deng	2017	71,395	—	71,395
Chief Executive Officer — Beijing Division	2016	137,762	—	137,762
	2015	140,622	—	140,622
Rui Arashiyama	2017	249,617	257,354	506,971
Chief Executive Officer — Guangdong and Zhejiang	2016	255,816	—	255,816
Divisions	2015	259,602	—	259,602
Xin Xu	2017	118,406	102,132	220,538
Chief Technology Officer	2016	116,332	12,484	128,816
	2015	118,066	17,745	135,811

(1)                                     Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings or CCBC in Hong Kong dollars for the years ended March 31, 2015, 2016 and 2017. Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by CSC Holdings or CCBC in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing, Guangdong and/or Zhejiang for the years ended March 31, 2015, 2016 and 2017. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2017, which was HK$7.7714 to $1.00 and RMB6.8832 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

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

The five senior executive officers who are currently parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng (resigned with effect from April 1, 2017), Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

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

Incentive Plan

On February 18, 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. A total of 7,300,000 RSUs are granted and outstanding as of March 31, 2017.

The following table summarizes, as of the date of this report, the RSUs held by executive officers:

Name	No. of unvested RSUs
Yuen Kam	—
Ting Zheng	1,969,202
Albert Chen	1,509,001
Rui Arashiyama	1,173,417
Xin Xu	104,167

C.                                                                                    Board Practices

As of the date of this report, our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee.

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

Special Committee

On April 27, 2015, a Special Committee, consisting of Mr. Mark Chen (Mr. Chen is the chairman of our Special Committee), Ms. Jennifer Weng and Dr. Ken Lu, was formed by our Board of Directors, to consider the GM Proposal and certain other potential transactions involving the Company. See “Information on the Company — History and Development of the Company”.

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

D.                                                                                    Employees

As of March 31, 2015, 2016 and 2017, we had 1,039, 923 and 1,059 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2017:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	186	313	133
Laboratory function	69	97	31
Management and administration	88	86	56
Total	343	496	220

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

Name	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Yuen Kam (2)	55,497,620	46.0%
Mark D. Chen (3)	398,144	*
Jennifer J. Weng (3)	398,144	*
All directors and executive officers as a group	55,895,764	46.3%
Principal shareholders:
Golden Meditech Stem Cells (BVI) Company Limited (4)	78,874,106	65.4%
Golden Meditech Holdings Limited (5)	78,874,106	65.4%
Bio Garden Inc. (6)	29,736,465	24.7%
Magnum Opus 3 International Holdings Limited (7)	25,761,155	21.4%
Kent C. McCarthy (8)	7,903,232	6.6%
Skandinaviska Enskilda Banken AB	7,088,342	5.9%
Magnum Opus International (PTC) Limited, as trustee (9)	7,080,000	5.9%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                     Percentages based on 120,604,742 shares outstanding as of July 25, 2017, excluding shares owned by us.

(2)                                     Includes 55,497,620 of the 78,874,106 ordinary shares beneficially owned by Golden Meditech (see note (5) below) in which Mr. Yuen Kam owns 70.4% of the ordinary shares of Golden Meditech.

(3)                                     Includes (i) 53,488 ordinary shares held by Ms. Jennifer J. Weng; (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark D. Chen; and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Mr. Chen and Ms. Weng are married. Does not include 110,000 RSUs held by each of Mr. Chen and Ms. Weng subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(4)                                     Includes 78,874,106 ordinary shares held by GM Stem Cells, of which 40,521,494 ordinary shares were issued upon the conversion in April 2017 in full of the senior convertible notes, with an aggregate principal amount of $115 million at a conversion price of $2.838 per share.

(5)                                     Includes 78,874,106 ordinary shares held by GM Stem Cells, which is a wholly-owned subsidiary of Golden Meditech (see note (4) above).

(6)                                     Includes 29,736,465 of the 78,874,106 ordinary shares beneficially owned by Golden Meditech (see note (5) above). Bio Garden beneficially owns 37.7% of the ordinary shares of Golden Meditech.

(7)                                     Includes 25,761,155 of the 78,874,106 ordinary shares beneficially owned by Golden Meditech (see note (5) above). Magnum Opus 3 International Holdings Limited (“MO3”) owns 32.7% of the ordinary shares of Golden Meditech. Mr. Yuen Kam owns 100% of the outstanding ordinary shares of MO3.

(8)                                     Includes (i) 2,864,800 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 4,808,432 ordinary shares held by JHMS Fund, LLC; and (iii) 230,000 ordinary shares held by the Kent C. McCarthy Revocable Trust dated October 24, 2003.s

Mr. Kent C. McCarthy is the manager of Jayhawk Private Equity, LLC, which is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. Kent C. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Mr. McCarthy is also the trustee of the Kent C. McCarthy Revocable Trust dated October 24, 2003. As a result, Mr. McCarthy is deemed to be beneficial owners of the securities owned of record by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Information derived from a 13G/A filed on March 31, 2017.

(9)                                     Magnum Trustee has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Albert Chen may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Chen.

As of June 30, 2017, 28.2% of our outstanding ordinary shares are held by 5 record holders in the United States.

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

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a subsidiary of Golden Meditech and is engaged in manufacturing and sale of medical devices. The property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000 for a period of 5.5 years and expired in December 2014. In December 2014, the lease was further renewed at a monthly rental of RMB120,000 for a period of 5 years. The lease was terminated on April 1, 2016 and therefore, no rental expense was incurred during the year ended March 31, 2017.

Convertible notes

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are mature on April 27, 2017 and are convertible into ordinary shares at a conversion price of $2.838 per share, to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly-owned subsidiary, GM Stem Cells.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are mature on October 3, 2017 and are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells.

In April 2017, GM Stem Cells converted all outstanding 7% senior convertible notes of $115 million in aggregate principal amount into ordinary shares of the Company at a conversion price of $2.838 per share. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company to GM Stem Cells.

Commercial Arrangement

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the years ended March 31, 2015, 2016 and 2017, the Company purchased raw materials of RMB15.7 million, RMB37.6 million and RMB36.4 million ($5.3 million) from China Bright Group Co. Limited, a subsidiary of Golden Meditech.

During the year ended March 31, 2017, the Company performed a consultation service related to the usage of cord blood processing devices and consumables and recorded RMB16.8 million ($2.4 million) as a reduction of direct costs. Golden Meditech is a distributor of such devices and consumables in the PRC and the Company is a customer of Golden Meditech. Since the consideration of the consultation service cannot be sufficiently separated from the Company’s purchases of such devices and consumables and the fair value of the benefit provided for cannot be reasonably estimated either, the consideration received from Golden Meditech was recorded as a reduction of direct costs as associated cord blood processing devices and consumables which the Company purchased from Golden Meditech were consumed and included in direct costs. The terms and conditions of the arrangement were reached through arm’s length negotiation.

During the year ended March 31, 2017, the Company entered into a collaboration agreement regarding a commercial arrangement with Golden Meditech. Utilizing the Company’s existing donated cord blood samples resources, the Company provided Golden Meditech with exclusive access to certain data derived from a small portion of donated cord blood samples, in return for a fee of RMB26.3 million ($3.8 million). The terms and conditions of the arrangement were reached through arm’s length negotiation.

Consultancy services

During the years ended March 31, 2015, 2016 and 2017, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of Golden Meditech, to the Company for an amount of RMB2.0 million, RMB4.1 million and RMB4.3 million ($0.6 million), respectively.

License fee

During the year ended March 31, 2015 and the period from April 1, 2015 to October 30, 2015, Cordlife Singapore charged the Group a license fee for an amount of RMB0.3 million respectively. Since October 30, 2015, Cordlife Singapore was no longer a related party of the Group.

C.                                                                                    Interests of Experts and Counsel

Not required.

ITEM 8.                        FINANCIAL INFORMATION

A.                                                                                    Consolidated Statements and Other Financial Information

See Item 18.

B.                                                                                    Significant Changes

None

ITEM 9.                        THE OFFER AND LISTING

A.                                                                                    Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2017, the high and low sale prices for CCBC’s shares as reported on the NYSE (See Item 9C for the dates that the securities were traded on each market).

	High	Low
Fiscal Annual Highs and Lows
2015	$6.39	$4.07
2016	7.65	5.09
2017	6.66	4.42
Fiscal Quarterly Highs and Lows
2015
First Quarter	5.58	4.07
Second Quarter	5.70	4.32
Third Quarter	5.19	4.15
Fourth Quarter	6.39	4.27
2016
First Quarter	7.22	5.09
Second Quarter	7.65	5.13
Third Quarter	6.45	6.00
Fourth Quarter	6.25	5.67
2017
First Quarter	6.33	5.71
Second Quarter	5.83	4.94
Third Quarter	6.34	4.42
Fourth Quarter	6.66	5.62
Monthly Highs and Lows
January 2017	5.88	5.73
February 2017	6.28	5.85
March 2017	6.66	5.62
April 2017	8.01	6.37
May 2017	9.09	7.25
June 2017	8.11	9.77

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

ITEM 10.                 ADDITIONAL INFORMATION

A.                                                                                    Share Capital

Not Applicable.

B.                                                                                    Memorandum and Articles of Association

Registered Office.  Under the Company’s amended and restated memorandum of association, the Registered Office of the Company is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, or at such other place as the directors or shareholders may by resolution from time to time decide.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2017, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 80,220,147 ordinary shares fully paid or credited as fully paid.

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

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be two or more persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy may demand a poll.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2017, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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

In addition, we will file annual reports and other information with the SEC. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at http://www.sec.gov.

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

We had cash and cash equivalents denominated in U.S. dollars of approximately $5.7 million as of March 31, 2017. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2017, we had cash and cash equivalents of RMB3,510.3 million ($510.0 million). We do not maintain any credit facilities as of March 31, 2017. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2017, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2017 from RMB9.8 million ($1.4 million) to RMB8.6 million ($1.2 million).

Equity Price Risk

As of March 31, 2017, we had available-for-sale equity securities of RMB200.8 million ($29.2 million). The available-for-sale equity securities mainly consist of our equity investments in LFC and Cordlife Singapore. LFC and Cordlife Singapore are publicly traded company on the Australian Securities Exchange and Singapore Exchange, respectively. As of March 31, 2017, we owned 11.4% equity interest in LFC and 9.8% equity interest in Cordlife Singapore. Investments in LFC and Cordlife Singapore are exposed to price fluctuations. As of March 31, 2017, there were total unrealized net holding losses of RMB185,000 ($26,877) recorded in LFC and total unrealized net holding gains of RMB92.0 million ($13.4 million) recorded in Cordlife Singapore.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to BCHIL. Also, on October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. Total proceeds from both convertible notes of $115 million raised are being used for capacity expansion, potential acquisition and general corporate purpose. In April 2017, GM Stem Cells converted all outstanding 7% senior convertible notes of $115 million in aggregate principal amount into ordinary shares of the Company at a conversion price of $2.838 per share. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company to GM Stem Cells.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2017. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of March 31, 2016, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In the first quarter of 2017, we initiated the transition from the Internal Control - Integrated Framework (1992) to the Internal Control - Integrated Framework (2013). Based on this assessment using criteria established in Internal Control - Integrated Framework (2013) issued by the COSO, our management concluded that our internal control over financial reporting was effective as of March 31, 2017.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2017.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation:

We have audited China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Cord Blood Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Cord Blood Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, China Cord Blood Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and our report dated July 25, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Shanghai, China
July 25, 2017

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the audit of our annual financial statements for the years ended March 31, 2016 and 2017 was KPMG Huazhen LLP. Our independent registered public accounting firm for the audit of our annual financial statements for the year ended March 31, 2015 was KPMG. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2017		2016	2015
	$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	851	5,858	5,961	5,733
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	851	5,858	5,961	5,733

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015, July 28, 2016 and July 25, 2017, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016, July 28, 2017 and July 25, 2018, respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular number of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2017.

ITEM 16F.                                 CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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
4.24

Summary translation of Guangzhou City Real Estate Purchase Agreement, dated June 28, 2012, between Guangzhou CD Manufacturing Co., Ltd and Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (10)

4.25

Summary translation of Hundsun (Hangzhou) Science &Technology Park Property Transfer Agreement, dated January 25, 2013, between Hangzhou Hundsun Baichuan Technology Co., Ltd. and Beijing Jiachenhong Biological Technologies Co., Ltd. (10)

4.26	2011 China Cord Blood Corporation Restricted Share Unit Scheme, as amended (11)
4.27	7% Senior Convertible Note issued to Magnum Opus International Holdings Limited due 2017 (12)
4.28	7% Senior Convertible Note issued to Cordlife Group Limited due 2017 (12)
4.29	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.30	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.31	Non-binding proposal letter from Golden Meditech Holdings Limited, dated April 27, 2015 (14)
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG
15.2	Consent of KPMG Huazhen LLP
15.3	Consent of Zhong Lun Law Firm
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

CHINA CORD BLOOD CORPORATION

July 25, 2017	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation:

We have audited the accompanying consolidated balance sheets of China Cord Blood Corporation (the “Company”) and subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cord Blood Corporation and subsidiaries as of March 31, 2016 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Cord Blood Corporation’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 25, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Shanghai, China

July 25, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Cord Blood Corporation:

We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of China Cord Blood Corporation (the “Company”) and subsidiaries for the year ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of China Cord Blood Corporation and subsidiaries for the year ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

July 31, 2015

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2016	2017	2017
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		3,008,422	3,510,264	509,976
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; March 31, 2017: RMB46,858 (US$6,808))	3	124,645	112,533	16,349
Inventories	4	28,326	30,987	4,502
Prepaid expenses and other receivables	5	24,412	17,524	2,546
Total current assets		3,185,805	3,671,308	533,373

Property, plant and equipment, net	6	574,567	551,434	80,113
Non-current deposits	7	218,379	237,487	34,502
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; March 31, 2017: RMB70,744 (US$10,278))	3	165,011	135,148	19,634
Inventories	4	64,322	68,775	9,992
Intangible assets, net	8	111,307	106,686	15,499
Available-for-sale equity securities	9	162,734	200,790	29,171
Other investment	10	189,129	189,129	27,477
Deferred tax assets	17(c)	16,673	22,155	3,219
Total assets		4,687,927	5,182,912	752,980

LIABILITIES

Current liabilities
Bank loan	11	60,000	—	—
Convertible notes, net	14	—	1,031,154	149,807
Accounts payable		13,248	11,060	1,607
Accrued expenses and other payables	12	61,304	65,162	9,467
Deferred revenue	13	257,692	323,690	47,026
Amounts due to related parties	20	53,255	4,679	680
Income tax payable		8,524	11,383	1,654
Total current liabilities		454,023	1,447,128	210,241

Convertible notes, net	14	906,222	—	—
Non-current deferred revenue	13	1,321,239	1,569,579	228,030
Other non-current liabilities	12(i)	255,932	302,233	43,909
Deferred tax liabilities	17(c)	37,086	21,423	3,112
Total liabilities		2,974,502	3,340,363	485,292

China Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2016	2017	2017
		RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2016 and 2017, respectively	15(a)	50	50	7
Additional paid-in capital		873,654	936,417	136,044
Treasury stock, at cost (March 31, 2016 and 2017: 136,899 shares, respectively)	15(c)	(2,815)	(2,815)	(409)
Accumulated other comprehensive income		84,779	24,428	3,549
Retained earnings		753,585	879,775	127,815
Total equity attributable to China Cord Blood Corporation		1,709,253	1,837,855	267,006

Non-controlling interests		4,172	4,694	682

Total equity		1,713,425	1,842,549	267,688

Commitments and contingencies	24	—	—	—

Total liabilities and equity		4,687,927	5,182,912	752,980

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Year ended March 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$

Revenues	16	635,122	662,999	759,978	110,411
Direct costs	20(v)	(130,611)	(144,598)	(142,640)	(20,723)
Gross profit		504,511	518,401	617,338	89,688

Operating (expenses)/income
Research and development		(9,907)	(8,964)	(10,367)	(1,506)
Sales and marketing		(127,927)	(148,155)	(178,482)	(25,930)
General and administrative		(131,681)	(169,952)	(189,940)	(27,595)
Other operating income from a related party	20(vi)	—	—	26,316	3,823
Total operating expenses, net		(269,515)	(327,071)	(352,473)	(51,208)

Operating income		234,996	191,330	264,865	38,480

Other expenses, net
Interest income		18,252	18,218	17,416	2,530
Interest expense		(101,102)	(107,967)	(119,418)	(17,349)
Foreign currency exchange losses		(231)	(972)	(38)	(6)
Dividend income	9 & 10	2,344	49,198	45	7
Impairment loss on available-for-sale equity securities	9	—	(8,361)	(2,533)	(368)
Others		861	(113)	5,974	868
Total other expenses, net		(79,876)	(49,997)	(98,554)	(14,318)

Income before income tax		155,120	141,333	166,311	24,162

Income tax expense	17(a)	(47,327)	(50,000)	(37,622)	(5,466)
Net income		107,793	91,333	128,689	18,696

Net income attributable to non-controlling interests		(501)	(363)	(2,499)	(363)
Net income attributable to China Cord Blood Corporation’s shareholders		107,292	90,970	126,190	18,333

Earnings per share:	19
- Basic		1.36	1.25	1.59	0.23
- Diluted		1.36	1.25	1.59	0.23

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	4,642	(19,124)	(22,309)	(3,241)
- Unrealized holding (loss)/gain in available-for-sale equity securities
- Unrealized holding (loss)/gain arising during the year	(25,675)	32,312	(40,575)	(5,895)
- Reclassification adjustment for loss included in net income	—	8,361	2,533	368
Total other comprehensive (losses)/income	(21,033)	21,549	(60,351)	(8,768)
Comprehensive income	86,760	112,882	68,338	9,928

Comprehensive income attributable to non-controlling interests	(501)	(363)	(2,499)	(363)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	86,259	112,519	65,839	9,565

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		China Cord Blood Corporation shareholders
							Accumulated
		Share capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2014		73,140,147	50	798,221	(136,899)	(2,815)	84,263	555,323	4,954	1,439,996
Net income		—	—	—	—	—	—	107,292	501	107,793
Other comprehensive losses		—	—	—	—	—	(21,033)	—	—	(21,033)
Share-based compensation	18	—	—	16,457	—	—	—	—	—	16,457
Balance as of March 31, 2015		73,140,147	50	814,678	(136,899)	(2,815)	63,230	662,615	5,455	1,543,213
Net income		—	—	—	—	—	—	90,970	363	91,333
Other comprehensive income		—	—	—	—	—	21,549	—	—	21,549
Share-based compensation	18	—	—	58,976	—	—	—	—	—	58,976
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(1,646)	(1,646)
Balance as of March 31, 2016		73,140,147	50	873,654	(136,899)	(2,815)	84,779	753,585	4,172	1,713,425
Net income		—	—	—	—	—	—	126,190	2,499	128,689
Other comprehensive losses		—	—	—	—	—	(60,351)	—	—	(60,351)
Share-based compensation	18	—	—	62,763	—	—	—	—	—	62,763
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(1,977)	(1,977)
Balance as of March 31, 2017		73,140,147	50	936,417	(136,899)	(2,815)	24,428	879,775	4,694	1,842,549

Balance as of March 31, 2017 - US$			$7	$136,044		$(409)	$3,549	$127,815	$682	$267,688

See accompanying notes to the consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Operating activities:
Net income		107,793	91,333	128,689	18,696
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		23	(87)	(223)	(32)
Depreciation of property, plant and equipment	6	45,988	45,545	45,860	6,662
Amortization of intangible assets	8	4,621	4,621	4,621	672
Deferred income taxes	17(a)	(912)	(1,060)	(21,145)	(3,071)
Provision for doubtful accounts	3(c)	25,042	20,251	29,574	4,297
Interest on convertible notes	14	43,412	49,995	59,528	8,648
Amortization of debt issuance costs	14	3,610	3,712	3,947	573
Share-based compensation	18	16,535	58,684	62,241	9,042
(Gain)/loss on trading securities		(201)	515	—	—
Impairment loss on available-for-sale equity securities	9	—	8,361	2,533	368

Changes in operating assets and liabilities:
Trading securities		(7,531)	7,450	—	—
Accounts receivable		(19,273)	5,093	12,401	1,802
Inventories		(2,059)	(10,621)	(7,114)	(1,034)
Prepaid expenses and other receivables		17,410	(4,789)	7,023	1,020
Non-current deposits		12	11	12	2
Accounts payable		2,251	575	(991)	(144)
Accrued expenses and other payables		276	(28,866)	(2,541)	(369)
Deferred revenue		299,186	259,392	314,338	45,667
Amounts due to related parties		(545)	31,882	(49,879)	(7,246)
Income tax payable		7,510	(1,557)	2,859	415
Other non-current liabilities		51,718	40,557	45,899	6,668
Net cash provided by operating activities		594,866	580,997	637,632	92,636

Investing activities:
Purchase of property, plant and equipment		(37,797)	(16,630)	(24,693)	(3,587)
Proceeds from disposal of property, plant and equipment		13	150	272	40
Acquisition of available-for-sale equity securities	9	(4,647)	—	(66,154)	(9,611)
Net cash used in investing activities		(42,431)	(16,480)	(90,575)	(13,158)

Financing activities:
Repayment of bank loan	11	(60,000)	(60,000)	(60,000)	(8,717)
Proceeds from bank loan		60,000	60,000	—	—
Payment for dividends to holder of non-controlling interests		—	(1,646)	—	—
Net cash used in financing activities		—	(1,646)	(60,000)	(8,717)

China Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	1,319	8,896	14,785	2,148

Net increase in cash and cash equivalents	553,754	571,767	501,842	72,909

Cash and cash equivalents at beginning of year	1,882,901	2,436,655	3,008,422	437,067

Cash and cash equivalents at end of year	2,436,655	3,008,422	3,510,264	509,976

Non-cash investing activity:
Payable for property, plant and equipment	—	235	572	83

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	47,234	52,967	57,506	8,355
Cash refund during the year for income taxes	18,404	350	1,598	232
Cash paid for interest, net of capitalized interest	49,892	49,572	94,057	13,665

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)                                 Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2017, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

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

(b)                                 Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of selling price for individual deliverables in multiple-element revenue arrangements, the estimated number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, the realizability of inventories and deferred tax assets and the fair values of share-based compensation.

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2017 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8832, being the spot exchange rate of U.S. dollars in effect on March 31, 2017 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2017 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP and all U.S. dollars convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)                                 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2016 and 2017, cash and cash equivalents maintained in the PRC amounted to RMB2,820,472 and RMB3,432,022 (US$498,608), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2016		2017
	Original currency	RMB	Original currency	RMB

U.S. dollars	3,702	24,017	5,707	39,476
Australian dollars	1	5	1	6
Renminbi	2,820,503	2,820,503	3,432,042	3,432,042
Hong Kong dollars	197,049	163,885	43,679	38,735
Singapore dollars	2	12	1	5

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

(g)                                 Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or market on a weighted-average basis, and recognized as direct costs when revenue is recognized when the cord blood unit is delivered and the risk of loss is transferred to the recipient. Cost comprises direct materials, direct labor and an allocation of production overheads. Inventories that are not expected to be realized within 12 months from the balance sheet date are classified as non-current assets. Consumables and supplies are classified as current assets.

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

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and is expensed to direct costs when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

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

(j)                                    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2015, 2016 and 2017.

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

During the years ended March 31, 2015, 2016 and 2017, the Group offered its customers three payment options:

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

Under payment option (iii), installments due for payment beyond one year are classified as non-current accounts receivable, and the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the processing fee is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate at which the subscribers can obtain financing of a similar nature from other sources at the date of the transaction.

The recognition of storage revenue is ceased when the collectability of the storage fees from the customers is not reasonably assured due to delinquency of payment by the customers. During the years ended March 31, 2015, 2016 and 2017, the Group ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months.

Fees derived from the provision of donated cord blood for transplantation and research are recognized when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

The Group’s revenues are net of value-added tax collected on behalf of tax authorities at 6% on the invoiced amount in respect of the services rendered.

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

(m)                              Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB30,899, RMB35,477 and RMB32,331 (US$4,697) for the years ended March 31, 2015, 2016 and 2017, respectively.

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

(p)                                 Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, tax loss carry forwards and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

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

Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders, as adjusted to exclude any income or expenses related to dilutive ordinary equivalents shares by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of the ordinary shares issuable upon the conversion of the convertible notes applying the if-converted method. Dilutive potential ordinary shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

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

(v)                                 Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of analyzing each of the Company’s revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify its provisions) in 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and non-current amounts. ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current and was adopted by the Company in the current fiscal year ended March 31, 2017. Upon the adoption of this ASU 2015-17, current deferred tax assets of RMB14,056 and current deferred tax liabilities of RMB14,300 as of March 31, 2016 were reclassified as non-current deferred tax assets and liabilities respectively.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). ASU 2016-01 will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which relates to accounting for employee share-based payments. ASU 2016-09 addresses several aspects of the accounting for share-based payment award transactions, including (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. ASU 2016-09 will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company adopted ASU 2016-09 in the current fiscal year ended March 31, 2017 and there is no material impact on the consolidated financial statements upon adopting this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. ASU 2017-01 should be applied prospectively on or after the effective date. The Company will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (“NRV”), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring inventory. The amendments are effective for the fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The Company has assessed this ASU’s impacts on the Company’s consolidated results of operations and financial condition and there is no material impact upon adopting this standard.

3                                         Accounts receivable, net

(a)                                Accounts receivable consist of the following:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Accounts receivable	390,550	365,283	53,069
Less: Allowance for doubtful accounts	(100,894)	(117,602)	(17,086)
Total accounts receivable, net	289,656	247,681	35,983

Representing:

Current portion:
- Processing fees	78,649	71,343	10,365
- Storage fees	43,618	39,904	5,797
- Others	2,378	1,286	187
	124,645	112,533	16,349
Non-current portion:
- Processing fees	165,011	135,148	19,634
Total accounts receivable, net	289,656	247,681	35,983

Non-current gross accounts receivable as of March 31, 2017 are due for payment as follows:

	March 31, 2017
	RMB	US$
Fiscal years ending March 31,
2019	33,012	4,796
2020	29,612	4,302
2021	26,450	3,843
2022	24,663	3,583
2023 and thereafter	129,691	18,842
	243,428	35,366

(b)                                 An aging analysis of gross accounts receivable based on due date is as follows:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Not past due	276,405	248,865	36,156
Within one year past due	48,266	38,431	5,583
Between one to two years past due	33,170	35,556	5,166
Over two years past due	32,709	42,431	6,164
Total gross accounts receivable	390,550	365,283	53,069

(c)                                  An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Balance at beginning of year	63,025	83,835	100,894	14,658
Charged to allowance for doubtful accounts	25,042	20,251	29,574	4,297
Write-off charged against the allowance for the year	(4,232)	(3,192)	(12,866)	(1,869)
Balance at end of year	83,835	100,894	117,602	17,086

4                                         Inventories

Inventories consist of the following:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Current portion:
- Consumables and supplies	28,326	30,987	4,502

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	64,322	68,775	9,992
Total current and non-current inventories	92,648	99,762	14,494

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no provision for inventories was made during the years ended March 31, 2015, 2016 and 2017.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon shipment or delivery of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2017, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 19 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2015, 2016 and 2017.

5                                         Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Prepaid expenses	17,294	12,257	1,781
VAT tax receivables	798	1,036	151
Other receivables	6,320	4,231	614
Total prepaid expenses and other receivables	24,412	17,524	2,546

Other receivables mainly include advance payments to employees and rental deposits.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Buildings	584,661	593,369	86,205
Leasehold improvements	14,864	14,864	2,159
Machineries	149,213	154,359	22,425
Motor vehicles	15,808	17,152	2,492
Furniture, fixtures and equipment	41,099	44,266	6,431
Construction-in-progress	1,102	2,806	408
	806,747	826,816	120,120
Less: Accumulated depreciation	(232,180)	(275,382)	(40,007)
Total property, plant and equipment, net	574,567	551,434	80,113

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Direct costs	28,819	29,812	29,883	4,341
Research and development	2,231	1,118	1,372	199
Sales and marketing	2,530	3,070	3,051	443
General and administrative	12,408	11,545	11,554	1,679
Total depreciation expense	45,988	45,545	45,860	6,662

As of March 31, 2016, buildings with carrying amount of RMB100,479 were collateralized for short-term bank loans of RMB60,000 (Note 11).

7                                         Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2016	2017	2017
		RMB	RMB	US$

Investment deposit	(i)	218,358	232,824	33,825
Deposit for purchase of machineries		21	4,663	677
Total non-current deposits		218,379	237,487	34,502

Note:

(i)                           The Group previously entered into a Letter of Intent with a third party (the “Potential Seller”) for a potential acquisition of the equity interests in a company in the healthcare industry with a refundable earnest money deposit of US$33,660 (RMB232,824). Due to the change in circumstances, the parties entered into a subsequent agreement in May 2017 regarding the return of the earnest money deposit, with the Potential Seller providing a performance guarantee to the Company.

8                                         Intangible assets, net

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	20,140
Less: Accumulated depreciation	(27,321)	(31,942)	(4,641)
Total intangible assets, net	111,307	106,686	15,499

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$141) for the years ended March 31, 2015, 2016 and 2017, respectively. The operating right is subject to renewal and the next renewal is due in May 2018.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$531) for the years ended March 31, 2015, 2016 and 2017, respectively. The operating right is subject to renewal and the next renewal is due in September 2019.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2017 are:

	March 31, 2017
	RMB	US$
Fiscal years ending March 31,
2018	4,621	671
2019	4,621	671
2020	4,621	671
2021	4,621	671
2022	4,621	671
2023 and thereafter	83,581	12,144
Total amortization expenses	106,686	15,499

9                                         Available-for-sale equity securities

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Listed equity securities
Life Corporation Limited - listed on Australian Securities Exchange	1,607	214	31
Cordlife Group Limited - listed on Singapore Exchange	161,127	131,479	19,101
	162,734	131,693	19,132

Listed fund investments	—	69,097	10,039
	162,734	200,790	29,171

As of March 31, 2016 and 2017, the Group held 8,122,222 ordinary shares in Life Corporation Limited (“LFC”) and 25,516,666 ordinary shares in CGL. LFC is principally engaged in the provision of funeral and related services and is listed on the Australian Securities Exchange. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines, and is listed on the Singapore Exchange. CGL is also a controlling shareholder of a Malaysia-based cord blood banking operator. As of March 31, 2016 and 2017, the Group’s equity interest in LFC and CGL was 11.4% and 9.8%, respectively.

During the year ended March 31, 2017, the Group made an investment in industry specific fund for US$10,000 (RMB66,154). Such fund investments are classified as available-for-sale equity securities since the Group has no immediate intention to sell them and they have readily determinable fair value.

Dividends received from CGL during the years ended March 31, 2015, 2016 and 2017 of RMB2,344, RMB17,007 and nil, respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

During the year ended March 31, 2016 and 2017, the Group recorded impairment loss on available-for-sale equity securities of RMB8,361 and RMB2,533 (US$368), respectively, which were related to the Group’s investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB8,361 and RMB2,533 (US$368) was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively.

As of March 31, 2016, the cost basis of the available-for-sale equity securities was RMB36,976, total unrealized holding losses of LFC was RMB1,276 and total unrealized holding gains of CGL was RMB130,794. The aggregate fair value was RMB162,734 as of March 31, 2016.

As of March 31, 2017, the cost basis of the available-for-sale equity securities was RMB100,597 (US$14,615), total unrealized holding losses of LFC was RMB185 (US$27), total unrealized holding gains of CGL was RMB92,025 (US$13,370) and total unrealized holding losses of other investment was RMB72 (US$10). The aggregate fair value was RMB200,790 (US$29,171) as of March 31, 2017.

10                                  Other investment

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Unlisted equity securities, at cost	189,129	189,129	27,477

As of March 31, 2016 and 2017, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, the investment is stated at cost as the equity interests do not have a readily determinable fair value. The Group performed an impairment assessment based on Qilu Stem Cells’s operational performance, local demographic trend and the economic environment of the Shandong province and no impairment indicator was identified for the years ended March 31, 2016 and 2017, respectively.

Dividends declared and paid by Qilu Stem Cells during the years ended March 31, 2015, 2016 and 2017 of nil, RMB31,800 and nil were recognized in dividend income in the consolidated statements of comprehensive income.

11                                  Bank loan

On August 25, 2014, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bore a monthly fixed interest rate at 0.6%. The Group repaid the bank loan in full on August 11, 2015.

On October 9, 2015, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bore a monthly fixed interest rate at 0.46%. The Group repaid the bank loan in full on September 13, 2016. The loan was secured by the Group’s certain buildings (Note 6).

12                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2016	2017	2017
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	23,591	28,348	4,119
Other tax payables		2,489	4,365	634
Accrued salaries, bonus and welfare expenses		17,343	8,770	1,274
Accrued consultancy and professional fees		3,601	4,961	721
Payable for property, plant and equipment		1,119	1,098	160
Other payables	(ii)	13,161	17,620	2,559
Total accrued expenses and other payables		61,304	65,162	9,467

Notes:

(i)         The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage fees includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and non-current (collected and payable over one year) other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

(ii)        Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage and other procurement payables.

13                                           Deferred revenue

(a)                                 Deferred revenue consists of the following:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Payments by customers prior to completion of cord blood processing services	96,857	129,880	18,869
Unearned storage fees	1,482,074	1,763,389	256,187
Total current and non-current deferred revenue	1,578,931	1,893,269	275,056

Representing:
Current portion	257,692	323,690	47,026
Non-current portion	1,321,239	1,569,579	228,030
Total current and non-current deferred revenue	1,578,931	1,893,269	275,056

(b)                                 An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Balance at beginning of year	926,756	1,232,243	1,482,074	215,318
Deferred revenue arising from new customers	509,334	493,354	559,588	81,297
Credited to income	(203,847)	(243,523)	(278,273)	(40,428)
Balance at end of year	1,232,243	1,482,074	1,763,389	256,187

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

The carrying amounts of the KKR Notes and GM Notes (collectively the “Notes”), net as of March 31, 2016 and 2017 are summarized in the following table:

	March 31,
	2016	2017	2017
	RMB	RMB	US$

Principal amount of the KKR Notes	421,672	449,608	65,319
Principal amount of the GM Notes	324,363	345,852	50,246
Cumulative interest payables	164,624	236,389	34,343
Less: Unamortized debt issuance costs	(4,437)	(695)	(101)
Convertible notes, net	906,222	1,031,154	149,807

Representing:
Current portion	—	1,031,154	149,807
Non-current portion	906,222	—	—
Convertible notes, net	906,222	1,031,154	149,807

Holders of the Notes have the right to require the Company to redeem all or any portion of the Notes upon occurrence of events of default. Such events of default under the Notes include suspension from trading or failure of the Company’s ordinary shares to be listed over certain periods (subject to certain exceptions), failure to deliver ordinary shares upon conversion, or failure to pay principal or interest to the holder within certain periods when due and payable (including, without limitation, the Company’s failure to pay any redemption payments), bankruptcy, materially breaches of any covenants or terms in the Notes, the incurrence of any indebtedness of the Group and any final judgment or judgment against the Group exceeding certain amount, and any other event or events that could be expected to have material adverse effects on the Group. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum.

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

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

KKR Notes interest incurred	53,222	57,807	65,130	9,462
GM Notes interest incurred	40,008	43,399	48,863	7,099
Amortization of debt issuance costs	3,610	3,712	3,947	573
Total interest expense	96,840	104,918	117,940	17,134

15                                  Shareholders’ equity

(a)                                 Share capital

As of March 31, 2015, 2016 and 2017, the Company had 73,003,248 shares outstanding and 73,140,147 shares issued.

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

Aggregate transfers of RMB8,471, RMB16,443 and RMB1,964 (US$285) have been made to the statutory surplus reserves by Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou for the years ended March 31, 2015, 2016 and 2017, respectively. Accumulated statutory surplus reserve as of March 31, 2016 and 2017 amounted to RMB125,851 and RMB127,815 (US$18,569), respectively.

(c)                                  Share repurchase program

During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL (Note 1(b)). As of March 31, 2016 and 2017, the remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 28, 2016 and July 25, 2017, the Board of Directors approved a new share repurchase program in the aggregate amount of $20,000 for 12 months until July 28, 2017 and July 25, 2018, respectively. During the years ended March 31, 2016 and 2017, the Company did not repurchase any of its shares under the new share repurchase programs.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Cord blood processing fees	428,261	415,000	477,243	69,335
Cord blood storage fees	203,847	243,523	278,273	40,428
Fees derived from the provision of donated cord blood for transplantation and research and others	3,014	4,476	4,462	648
Total revenues	635,122	662,999	759,978	110,411

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2015, 2016 and 2017. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In January 2015, Beijing Jiachenhong received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. Beijing Jiachenhong is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2017 to December 31, 2019.

In April 2014, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015. In March 2017, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2016 to December 31, 2018.

In January 2016, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of March 31, 2016, the Company has provided aggregated amount of RMB14,300 for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. During the year ended March 31, 2017, a reversal of withholding income tax of RMB14,300 (US$2,078) was made due to the change in management’s future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. As of March 31, 2017, such undistributed earnings that may be subject to the withholding tax amounted to RMB1,609,119 (US$233,774) and the related unrecognized deferred tax liability was RMB160,912 (US$23,377).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

The PRC	284,288	323,510	365,448	53,093
Non-PRC
- Hong Kong	(43)	405	(36)	(5)
- British Virgin Islands	1,916	8,288	(2,985)	(434)
- Cayman Islands	(131,041)	(190,870)	(196,116)	(28,492)
Income before income tax expense	155,120	141,333	166,311	24,162

(a)                                          Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Current tax expense	48,239	51,060	58,767	8,537
Deferred tax expense	(912)	(1,060)	(21,145)	(3,071)
Total income tax expense	47,327	50,000	37,622	5,466

(b)                                 Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Income before income tax expense	155,120	141,333	166,311	24,162

Computed “expected” tax expense	38,780	35,333	41,578	6,041
Non-PRC entities not subject to income tax
- Hong Kong	11	(101)	9	1
- British Virgin Islands	(479)	(2,072)	746	108
- Cayman Islands	32,760	47,717	49,029	7,123
PRC dividend withholding tax	5,200	5,200	(14,300)	(2,078)
Non-taxable income	—	(7,950)	—	—
Preferential tax rates	(29,663)	(33,049)	(39,931)	(5,801)
Others	718	4,922	491	72
Actual income tax expense	47,327	50,000	37,622	5,466

(c)                                           Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2016	2017	2017
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	13,757	17,850	2,593
Non-current accounts receivable	10,624	12,003	1,744
Inventories	2,273	2,273	330
Others	494	881	128
Net deferred tax assets	27,148	33,007	4,795

Deferred tax liabilities:
Deferred revenue	(76)	(67)	(10)
Property, plant and equipment	(5,358)	(5,536)	(804)
PRC dividend withholding tax	(14,300)	—	—
Intangible assets	(27,827)	(26,672)	(3,874)
Deferred tax liabilities	(47,561)	(32,275)	(4,688)

Net deferred tax (liabilities)/assets	(20,413)	732	107

Classification on consolidated balance sheets:
Non-current deferred tax assets	16,673	22,155	3,219
Non-current deferred tax liabilities	(37,086)	(21,423)	(3,112)
Net deferred tax (liabilities)/assets	(20,413)	732	107

For the years ended March 31, 2015, 2016 and 2017, the Group did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2012 to 2016 are open to examination by the PRC state and local tax authorities.

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

The fair value of each RSU is US$4.15, which was based on the market price of the ordinary shares of the Company at Grant Date. During the years ended March 31, 2015, 2016 and 2017, the RSUs granted had not been vested and there were 7,300,000 RSUs outstanding and nil exercisable as of March 31, 2016 and 2017 with a weighted average remaining contract life of 2 years and 1 year, respectively. Management assessed that the satisfaction of the operational and/or financial performance targets of the RSUs granted are probable within its valid period.

Share-based compensation expense recognized for non-vested RSUs is allocated to the following expense items:

	Year ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Direct costs	416	1,475	1,565	227
Sales and marketing	4,624	16,413	17,408	2,529
General and administrative	11,495	40,796	43,268	6,286
Total share-based compensation expense	16,535	58,684	62,241	9,042

19                                  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2015, 2016 and 2017:

		Year ended March 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		107,292	90,970	126,190	18,333
Earnings allocated to participating convertible notes	(i)	(8,108)	—	(10,019)	(1,456)

Net income for basic and diluted net income per share		99,184	90,970	116,171	16,877

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248	73,003,248

Earnings per share
- Basic		1.36	1.25	1.59	0.23
- Diluted	(ii)	1.36	1.25	1.59	0.23

Notes:

(i)       The outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the years ended March 31, 2015 and 2017 in both basic and diluted net income per share computation. For the year ended March 31, 2016, as there was no excess cash dividend, no earnings were allocated to participating convertible notes.

(ii)      During the years ended March 31, 2015, 2016 and 2017, the Company had potentially dilutive ordinary shares of 40,521,494 representing shares issuable upon conversion of the outstanding convertible notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted earnings per share computation because their effects would have been anti-dilutive.

20                                  Related party transactions

For the years presented, the principal related party transactions and amounts due to related parties are summarized as follows:

		Year ended March 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,440	1,440	—	—
Raw material purchase	(ii)	15,683	37,556	36,405	5,289
Consultancy expenses	(iii)	1,984	4,078	4,337	630
Interest expenses	14	40,008	78,014	113,993	16,561
License fee	(iv)	321	317	—	—
Consultancy income	(v)	—	—	16,786	2,439
Data access income	(vi)	—	—	26,316	3,823

		March 31,
	Note	2016	2017	2017
		RMB	RMB	US$

Current liability:
Amounts due to related parties	(i), (ii) & 14	53,255	4,679	680

Notes:

(i)       During the years ended March 31, 2015 and 2016, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, leased a property to the Group under an operating lease. The monthly rental was RMB120 and does not include contingent rentals. The lease was terminated on April 1, 2016 and therefore, no rental expense was incurred during the year ended March 31, 2017.

(ii)      During the years ended March 31, 2015, 2016 and 2017, the Group purchased raw materials from China Bright Group Co. Limited, a subsidiary of GMHL, for an amount of RMB15,683, RMB37,556 and RMB36,405 (US$5,289), respectively.

(iii)     During the years ended March 31, 2015, 2016 and 2017, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of GMHL, to the Group for an amount of RMB1,984, RMB4,078 and RMB4,337 (US$630), respectively.

(iv)     During the year ended March 31, 2015 and the period from April 1, 2015 to October 30, 2015, CGL charged the Group a license fee for an amount of RMB321 and RMB317, respectively. Since October 30, 2015, CGL was no longer a related party of the Group.

(v)      During the year ended March 31, 2017, the Company performed a consultation service related to the usage of cord blood processing devices and consumables and recorded RMB16,786 (US$2,439) as a reduction of direct costs. GMHL is a distributor of such devices and consumables in the PRC and the Company is a customer of GMHL. Since the consideration of the consultation service cannot be sufficiently separated from the Company’s purchases of such devices and consumables and the fair value of the benefit provided for cannot be reasonably estimated either, the consideration received from GMHL was recorded as a reduction of direct costs as associated cord blood processing devices and consumables which the Company purchased from GMHL were consumed and included in direct costs.

(vi)     During the year ended March 31, 2017, the Company entered into a collaboration agreement with GMHL. Utilizing the Company’s existing donated cord blood samples resources, the Company provided GMHL with exclusive access to certain data derived from a small portion of donated cord blood samples and has no further obligation to GMHL, in return for a fee of RMB26,316 (US$3,823).

21                                  Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB17,018, RMB20,581 and RMB24,495 (US$3,559) for the years ended March 31, 2015, 2016 and 2017 respectively, were charged to expense in the consolidated statements of comprehensive income.

For the years ended March 31, 2015, 2016 and 2017, 51%, 55% and 55% of costs of employee benefits were recorded in sales and marketing expenses, respectively, with the remaining portion of the contributions recorded in general and administrative expenses, direct costs and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Available-for-sale equity securities - based on quoted market prices on the last trading value as of March 31, 2017. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, prepaid expenses and other receivables, accounts payable, accrued expenses and other payables, amounts due to related parties and short-term bank loan) - cost approximates their respective fair values due to their short-term nature.

Convertible notes - the estimated fair value was US$256,166 and US$278,254 (RMB1,915,278) as of March 31, 2016 and 2017 based on the level 3 valuation technique as compared to a carrying amount (before deducting unamortized debt issuance costs) of RMB910,659 and RMB1,031,849 (US$149,908) as of March 31, 2016 and 2017. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

23                                  Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and gross accounts receivable due from customers are individually immaterial. The Group derives a substantial portion of net revenues from the entities in the Beijing municipality, Guangdong and Zhejiang provinces. Revenues derived from the subsidiary in the Beijing municipality accounted for 36.1%, 31.6% and 28.8% of net revenues for the years end March 31 2015, 2016 and 2017, respectively. Revenues derived from the subsidiary in the Guangdong province accounted for 55.6%, 58.8% and 58.7% of net revenues for the years end March 31 2015, 2016 and 2017, respectively. Revenues derived from the subsidiary in the Zhejiang province accounted for 8.3%, 9.6% and 12.5% of net revenues for the years end March 31 2015, 2016 and 2017, respectively. As a result of this geographic concentration, the results of operations are significantly affected by economic conditions in the Beijing municipality, Guangdong and Zhejiang provinces. Furthermore, any change in number of newborns in the Beijing municipality, Guangdong and Zhejiang provinces could significantly impact our operations. Deterioration in economic conditions in these markets could decrease the demand for our business, which in turn could negatively impact our operations and business prospects.

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

	Year ended March 31,
Suppliers	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%

China Bright Group Co. Limited	15,683	25	37,556	49	36,405	5,289	52
Hangzhou Baitong Biological Technology Co., Ltd.	6,600	10	—	—	—	—	—
Total	22,283	35	37,556	49	36,405	5,289	52

As of March 31, 2016 and 2017, there was no individual accounts payable due to major suppliers that exceeded 10% of outstanding accounts payable balance.

24                                  Commitments and contingencies

(a)                                 Operating lease commitments

For the years ended March 31, 2015, 2016 and 2017, total rental expenses for operating leases were RMB4,536, RMB4,898 and RMB2,859 (US$415), respectively.

The total future minimum payments under non-cancellable operating leases of rental arrangements as of March 31, 2017 are as follows:

	March 31, 2017
	RMB	US$
Fiscal years ending March 31,
2018	236	34
2019	182	26
2020	—	—
2021	—	—
2022 and thereafter	—	—
Total payments	418	60

(b)                                 Contractual commitments

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. Commitments as of March 31, 2016 and 2017 under this agreement amounted to RMB2,000 (US$291), respectively.

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was RMB2,000 and was renewed to RMB2,600 (US$377) effective from October 2013. The renewed agreement has a term of twenty years commencing in October 2013.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”). Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was RMB2,000 and was renewed to RMB3,200 (US$465) effective from October 2013.

As of March 31, 2017, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2017
	RMB	US$
Fiscal years ending March 31,
2018	5,800	843
2019	5,800	843
2020	5,800	843
2021	5,800	843
2022	5,800	843
2023 and thereafter	54,167	7,868
Total payments	83,167	12,083

25                                  Subsequent events

In April 2017, GMSC exercised the conversion of the Notes of US$115,000 at a conversion price of US$2.838 per share, which resulted in the issuance of 40,521,494 ordinary shares of the Company. Subsequent to such conversion, the Company has no outstanding convertible notes.