Form 20-F
period 2018-03-31
Global Cord Blood Corp
filed 2018-07-23
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-34541

Global Cord Blood Corporation
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Address of principal executive offices)

Albert Chen +852 3605 8180 albert.chen@globalcordbloodcorp.com 48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Ordinary Shares, $0.0001 par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On March 31, 2018, the issuer had 120,824,742 shares outstanding.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•              “CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of GCBC;

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

•              “Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines;

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

•              “GCBC”, “we”, “us”, the “Company”, “our company”, or “our”, refers to Global Cord Blood Corporation (formerly named China Cord Blood Corporation or “CCBC”), a company with limited liability registered by way of continuation in the Cayman Islands. The change of name of the Company from “China Cord Blood Corporation” to “Global Cord Blood Corporation” was approved by shareholders at the extraordinary general meeting of the Company on March 16, 2018. The Company received the approval from the Registrar of Companies in Cayman Islands for the name change on March 19, 2018 and the Company’s ordinary shares commenced trading under the new name on the NYSE with effect on March 22, 2018 with the same ticker symbol “CO”;

•              “GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

•              “Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;

•              “Group” refers to Global Cord Blood Corporation and its subsidiaries;

•              “Hong Kong” refers to the Hong Kong Special Administrative Region of China;

•              “Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•              “LFC” refers to Life Corporation Limited (formerly named as Cordlife Limited) after the restructuring of Cordlife Limited on June 30, 2011. LFC is a company with limited liability listed on the Australian Securities Exchange during the period from June 18, 2004 to January 24, 2018. Before June 2013, it was principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines which were subsequently disposed of to Cordlife Group Limited. Starting from December 2013, its principal business changed to the provision of funeral and related services;

•              “LHFPC” refers to Local Health and Family Planning Commission of the People’s Republic of China. LHFPC has been reorganized as Local Health Commission of the People’s Republic of China since March 2018;

•              “LHC” refers to Local Health Commission of the People’s Republic of China;

•              “Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our non-wholly owned subsidiary incorporated in the PRC with limited liability;

•              “Magnum Trustee” refers to Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust which is a discretionary trust established under the laws of Hong Kong;

•              “MOH” refers to the Ministry of Heath of the People’s Republic of China. The MOH and National Population and Family Planning Commission of the People’s Republic of China had been reorganized as National Health and Family Planning Commission of the People’s Republic of China since March 2013;

•              “Nanjing Ying Peng” refers to Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership), a limited partnership incorporated in the PRC;

•              “NHFPC” refers to National Health and Family Planning Commission of the People’s Republic of China. NHFPC has been reorganized as National Health Commission of the People’s Republic of China since March 2018;

•              “NHC” refers to National Health Commission of the People’s Republic of China;

•              “Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

•              “NYSE” refers to The New York Stock Exchange.

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

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 30, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 30, 2018, the noon buying rate was RMB6.2726 to $1.00.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                        KEY INFORMATION

A.                                                                                    Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2017 and 2018 and for the years ended March 31, 2016, 2017 and 2018, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2014, 2015 and 2016 and for the years ended March 31, 2014 and 2015 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2017 and 2018 and for the years ended March 31, 2016, 2017 and 2018 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2018		2017	2016	2015	2014
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	149,343	936,768	759,978	662,999	635,122	572,857
Gross profit	120,410	755,285	617,338	518,401	504,511	466,632
Operating income (1)	44,618	279,863	264,865	191,330	234,996	231,926
Net income (1)(2)	38,402	240,879	128,689	91,333	107,793	132,526
Net income per ordinary share, basic	0.33	2.10	1.59	1.25	1.36	1.60
Net income per ordinary share, diluted	0.32	1.99	1.59	1.25	1.36	1.60
Selected operating data:
New subscriber sign-ups (3)	91,789	91,789	74,952	62,909	64,736	64,641
New donations accepted (3)	4,204	4,204	3,825	3,926	6,387	6,700
Transfer of private cord blood units to donated cord blood units (4)	5,211	5,211	4,180	—	—	—
Total units stored (end of year) (3)(5)	722,576	722,576	626,583	547,806	480,971	409,848
Units deposited by subscribers (end of year) (3)(4)(5)	661,618	661,618	575,040	504,268	441,359	376,623
Units contributed by donors (end of year) (3)(4)	60,958	60,958	51,543	43,538	39,612	33,225

(1)                                     Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2018		2017	2016	2015	2014
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Direct costs	306	1,920	1,565	1,475	416	—
Sales and marketing	(245)	(1,534)	17,408	16,413	4,624	—
General and administrative	13,373	83,882	43,268	40,796	11,495	—
Total (a)	13,434	84,268	62,241	58,684	16,535	—

(a)              During the year ended March 31, 2015, a total of 7,300,000 restricted share units (“RSUs”) were issued to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. During the years ended March 31, 2015, 2016 and 2017, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2015, 2016 and 2017. During the year ended March 31, 2018, a reversal of RMB1.5 million ($0.2 million) was recorded in sales and marketing expenses which was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees, partially offset by additional expenses charged on the RSUs granted during the first quarter of fiscal 2018 and upon the vesting of RSUs during the current year. During the year ended March 31, 2018, all the 7,300,000 outstanding RSUs were fully vested. As of March 31, 2018, no RSUs were issued and outstanding.

(2)                                     Includes:

	For the year ended March 31,
	2018		2017	2016	2015	2014
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)(d)	9,989	62,656	37,622	50,000	47,327	58,398

(a)              Jiachenhong’s renewed High and New Technology Enterprise (“HNTE”) certificate was dated October 30, 2014 and was approved by the relevant PRC tax authority on January 2015. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2018 and the renewed HNTE certificate was dated October 25, 2017 with a validity of 3 years. Such status is valid retroactively as of January 1, 2017 and will expire on December 31, 2019, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

(b)             Nuoya’s HNTE certificate was dated October 16, 2013 and was approved by the relevant PRC tax authority on April 2014. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in March 2017 and the renewed HNTE certificate was dated November 30, 2016 with a validity of 3 years. Such status is valid retroactively as of January 1, 2016 and will expire on December 31, 2018, and Nuoya is subject to a reduced tax rate of 15% during such period.

(c)              Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2018 to December 31, 2020 upon approval.

(d)             During the year ended March 31, 2014, PRC withholding tax of RMB6.0 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. During the years ended March 31, 2014, 2015 and 2016, we have provided RMB3.9 million, RMB5.2 million and RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. During the year ended March 31, 2017, a reversal of such provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. No PRC withholding tax provision was made for the year ended March 31, 2018 as there was no change on the Company’s reinvestment plan.

(3)                                     “Total units stored”, “Units deposited by subscribers” and “Units contributed by donors” as of year end and “New subscriber sign-ups” and “New donations accepted” during each year take into account the withdrawal of units used. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

(4)                                     During the year ended March 31, 2018, 91,789 new subscribers were recruited and 4,204 new donations were accepted. During the year ended March 31, 2018, the Company reclassified 5,211 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 661,618 and 60,958, respectively, as of March 31, 2018.

(5)                                     Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

	For the year ended March 31,
	2018		2017	2016	2015	2014
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	130,528	818,762	637,632	580,997	594,866	536,015
Net cash used in investing activities	(10,598)	(66,477)	(90,575)	(16,480)	(42,431)	(149,883)
Net cash (used in)/provided by financing activities	(321)	(2,015)	(60,000)	(1,646)	—	2,336
Effect of foreign currency exchange rate change on cash and cash equivalents	(1,582)	(9,924)	14,785	8,896	1,319	334

	As of March 31,
	2018		2017	2016	2015	2014
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected balance sheets data:
Cash and cash equivalents	677,646	4,250,610	3,510,264	3,008,422	2,436,655	1,882,901
Working capital (1)	628,167	3,940,247	2,224,180	2,731,538	2,198,529	1,657,094
Total assets	931,739	5,844,435	5,182,912	4,687,927	4,111,684	3,619,552
Deferred revenue	357,170	2,240,387	1,893,269	1,578,931	1,319,539	1,020,353
Ordinary shares	13	83	50	50	50	50
Retained earnings	178,056	1,116,873	879,775	753,585	662,615	555,323
Total equity attributable to Global Cord Blood Corporation	496,341	3,113,353	1,837,855	1,709,253	1,537,758	1,435,042
Total shares outstanding (2)	120,824,742	120,824,742	73,003,248	73,003,248	73,003,248	73,003,248

(1)                                     Working capital is calculated as total current assets minus total current liabilities.

(2)                                     Total shares outstanding as of March 31, 2015, 2016 and 2017 do not include 7,080,000 shares (corresponding to 7,080,000 RSUs) which were issued to Magnum Trustee to hold such shares on behalf of the beneficiaries of the Incentive Plan as a class. Magnum Trustee is the trustee of The Magnum Opus International Trust, a trust sponsored and funded by the Company.

In April 2017, all the outstanding 7% senior convertible notes of $115 million in aggregate principal amount were converted into ordinary shares of the Company at a conversion price of $2.838 and resulted in an issuance of 40,521,494 ordinary shares of the Company. During the year ended March 31, 2018, 7,300,000 outstanding RSUs were fully vested and resulted in an increase of 7,300,000 ordinary shares outstanding. As a result, total ordinary shares outstanding as of March 31, 2018 increased to 120,824,742.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 30, 2018, the noon buying rate announced by Federal Reserve Statistical Release was RMB6.2726 to $1.00 and on June 29, 2018 the noon buying rate was RMB6.6171 to $1.00.

	Renminbi per U.S. Dollar — Noon Buying Rate
	Period Ended	Average (1)	Low	High
2018
June	6.6171	6.4651	6.3850	6.6235
May	6.4096	6.3701	6.3325	6.4175
April	6.3325	6.2967	6.2655	6.3340
March	6.2726	6.3174	6.2685	6.3565
February	6.3280	6.3183	6.2649	6.3471
January	6.2841	6.4233	6.2841	6.5263
Year ended March 31, 2018	6.2726	6.5898	6.2649	6.9060
Year ended March 31, 2017	6.8832	6.7425	6.4571	6.9580
Year ended March 31, 2016	6.4480	6.3584	6.1927	6.5932
Year ended March 31, 2015	6.1990	6.1952	6.1107	6.2741
Year ended March 31, 2014	6.2164	6.1220	6.0402	6.2273

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2016, 2017 and 2018 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•                  The NHC (formerly known as NHFPC) has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses, meanwhile, it plans to build National Cord Blood Bank. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the LHCs actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the NHC or the relevant LHC takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

•                  Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we own a 24.0% equity interest (76% owned by our controlling shareholder). Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang adopt similar commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

•                  There is a possibility that the NHC or the relevant LHC will take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the NHC or the relevant LHC publicly announces such a position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.

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

•                  The NHC or the relevant LHC may be inclined to restrict or prohibit the operators of licensed cord blood bank from conducting fee-based commercial cord blood banking services directly. In such event, we may have to change our business model or even terminate our business, and our results of operations, financial condition and liquidity may be materially adversely affected.

•                  The NHC or the relevant LHC may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations will be materially adversely affected.

•                  The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government regarding the aforementioned healthcare reform, including but not limited to the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to the pricing standards established by the relevant commodity price departments of PRC. Moreover, on October 8, 2012, the State Council published a notice on the “Twelfth Five-Year Plan” of Health Care Development which suggests strengthening the safety and security of the blood stations, and improving the standards of the blood station laboratories, and on December 3, 2012, the MOH published three industrial standards including “Requirements for Blood Storage” which may be related to our cord blood banking service management. Notwithstanding, there is lacking of a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates. If the government-controlled pricing or price guidance set by the relevant department of the PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially adversely affected.

If we lose our position as the sole provider of cord blood banking services in our existing markets, our business and prospects may be materially adversely affected.

Our business and financial results may be materially adversely affected by the relaxation of the one-child policy in China.

The one-child policy has been established for over 30 years in China, and has successfully controlled population growth rates in the past years. Effective on January 1, 2016, the amendment of Population and Family Planning Law of PRC relaxes the one-child policy by allowing families to have two children where certain requirements are met. There are also unofficial reports suggesting that the PRC government may terminate the one-child policy. With only one child in each family, it was previously difficult to obtain matching stem cells if such child needed a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to subscribe our subscription services. With the relaxation of the one-child policy in China, we cannot assure the demand for our subscription services will be maintained at current levels and thus, our business and financial results may be materially adversely affected.

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

Our operations are largely concentrated in Beijing, Guangdong and Zhejiang. Due to the lack of geographical diversity of our operations, we may be unable to mitigate the effects of any adverse trends in economic development, disposable income or birthrate level in these regions. In particular:

•                  The successful operation and growth of our business are primarily dependent on general economic conditions in Beijing, Guangdong and Zhejiang, which in turn are affected by many factors, including demographic trends, the strength of the manufacturing and services industries, foreign trade and tariff imposition. A deterioration of current economic conditions or an economic downturn in China as a whole, or Beijing, Guangdong or Zhejiang in particular, could result in declines in new subscriber sign-ups and impair our growth and profitability.

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

We invested in Qilu, the exclusive cord blood banking operator in the Shandong province, with an equity interest of 24.0% (76% owned by our controlling shareholder). Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in the Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially adversely affected or severely impaired.

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

•                  While all cord blood banks must meet the relevant standards set by the NHC, some cord blood banks, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of the acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

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

If the NHC decides to grant new cord blood banking licenses in the future in other regions, we may attempt to apply for licenses in such regions. Applying for licenses involves a variety of risks:

•                  Based on the time needed for the granting of the seven existing cord blood licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.

•                  At any time during the application process, the NHC may decide not to grant a cord blood banking license in the region. Further, our likelihood of success may not be assessed easily, for the reason of neither the NHC nor the LHC currently announces the status of those applications including the number of prospective applicants.

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

China laws and regulations are changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level LHCs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.hshfy.sh.cn:8081/flws/text.jsp?pa=ad3N4aD0xNzE0MDUmdGFoPaOoMjAwNKOpu6a2/tbQ0NDW1dfWtdoyNTa6xSZ3ej0Pdcssz) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

Growing market acceptance of cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers or potential subscribers in the PRC do not acknowledge or accept the idea of cord blood banking, our business, financial condition and results of operations will be materially adversely affected.

Our prospects and business may be materially adversely affected by negative publicity involving cell related therapies.

In April 2016, there was an unsuccessful treatment involving cell therapy that generated significant public concern in China. In 2014, Mr. Zexi Wei, a 21-year-old Chinese college student, was diagnosed with synovial sarcoma, a rare form of cancer that affects tissue around major joints.  Mr. Wei died in April 2016 after receiving a certain type of cell-based immunotherapy in a hospital in Beijing that he learned of from a promoted result on a Chinese Internet search engine (the “Wei Zexi incident”). The Wei Zexi incident was widely covered by the media, which was highly critical of the promoted search practices of the Chinese Internet search engine, and was investigated by the Cyberspace Administration of China, which concluded that the Chinese Internet search engine’s pay-for-placement results influenced Mr. Wei’s medical choices, and influenced the fairness and objectivity of search results. As a result, there remains significant public distrust in the PRC regarding the potential for online promotion of false or misleading medical information, particularly as it relates to innovative cell therapies.

We are a cord blood banking operator which provides storage services of hematopoietic stem cells. The clinical application of hematopoietic stem cell therapies has been proven by clinical data and was approved by the NHC many years ago. Accordingly, we have not witnessed any immediate material impact on our business due to the Wei Zexi incident as of the date of this report, nor does management expect it to cause a radical shift in the regulatory landscape in China. Furthermore, we believe that thorough examination of and proper regulation regarding the clinical applications and research of biological cell therapies would benefit the regenerative medicine industry as a whole over the long run.

On the other hand, we, as one of the largest private hematopoietic stem cell storage operators, may face challenges when marketing our services to expand our subscriber base if the public loses confidence in cell-based therapies due to certain negative effects from public events similar to “Wei Zexi incident” in the future. Negative publicity and related Internet rumors may cast doubt among consumers in the PRC regarding cell-based therapies, which in turn may adversely affect consumer confidence in the cord blood banking industry.

Changes in the cord blood banking industry dynamics and technologies could render our services uncompetitive or obsolete, which could cause our revenues to decline.

The cord blood banking industry is evolving and may become increasingly competitive. We believe that a variety of cryopreservation technologies are under development by other companies. Our facilities may be rendered obsolete by the technological advances of others. Other cord blood banks may have better technologies than ours for preserving the cord blood units collected upon childbirth which results in higher cell count. To effectively compete in the future, we may need to invest significant financial resources to keep pace with technological advances in the cord blood banking industry. Any significant capital outlay, however, may adversely affect our profitability because we may not be able to pass the costs onto our existing or future subscribers.

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

We maintain reasonable level of equipment and consumables as inventory in our laboratories for the examination, processing, collection and preservation of cord blood stem cells. We also maintain, whenever available, multiple suppliers for our equipment and consumables. However, the number of equipment and consumables suppliers within the cord blood banking industry may become limited, while some of them may decide to exit the industry, leaving us with even more limited suppliers to choose from. Without adequate or sufficient equipment and consumables, we may not be able to handle all potential subscribers and our operations and financial performance will be materially and adversely affected.

If we fail to maintain and strengthen our service platform, our new subscriber sign-ups may decline and our growth may be impaired.

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2018, we have collaborative relationships with 352 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                  For the year ended March 31, 2018, the top ten of these hospitals handled the collection procedures for approximately 16.5% of our new subscribers, and the top hospital accounting for 2.1% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

Any problems with our services, if publicized in the media or otherwise, could negatively impact our reputation. Similarly, inappropriate or inadequate communication following a major crisis, such as a major operational incident, breach of law or ethics or leak of market-sensitive confidential information, could quickly and seriously impair our reputation. Depending on the nature of such crisis, effective communication may not mitigate serious damage to our reputation and may render us subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks can have a material adverse impact on our business.

Our subscriber database is stored on our computer system. We maintain database security to protect such database and information stored from leakage or any unauthorized or unintended activities; however, our database may be hacked and our reputation would be adversely affected.

We store subscribers’ information on our computer system and maintain database security to protect the database and prevent leakage of subscribers’ personal data. The security system is regularly updated and tested to cope with fast-changing technologies; however, if unauthorized persons sabotaged our database or hacked into our database and steal subscribers’ information for illegal or improper purposes, our reputation and our ability to attract new subscriber sign-ups may be materially adversely affected and we will be subject to litigation and potential damages liable to subscribers.

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

During the year ended March 31, 2018, the Company reclassified 5,211 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated units and will be part of the Company’s non-current inventory.

In the opinion of our PRC counsel, Zhong Lun Law Firm, consent of this nature is enforceable under PRC law. In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units abandoned by our former subscribers are already used by patients in need of transplants and are no longer available to our former subscribers or their family members who are in need of transplants, we may be required to pay them substantial monetary compensation in order to compensate for those damages.

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

Currently, we maintain insurance coverage of RMB50.0 million ($8.0 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB289.3 million ($46.1 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($31,885) per person and RMB10.0 million ($1.6 million) in the aggregate.

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

•                  Under the PRC Tort Liability Law, the loss or damage to the cord blood units would be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. In addition, because the loss or damage to the cord blood units would be a potentially unique and perhaps irreplaceable therapeutic loss for which damages would be difficult to quantify, the liability cap stipulated in our subscription contracts may not be supported by PRC courts and the subscribers may be compensated in accordance with the actual loss or the damage they suffered. We therefore cannot be sure to what extent we could be found liable, in any given scenario, for damages suffered by a subscriber as a result of harm or loss of a cord blood unit. If the amount of compensation for the said mental damage or the actual loss or damage is found to be huge, our financial conditions may be materially adversely affected.

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

Under the Measures for the Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006 and revised in 2009, 2016 and 2017, respectively:

•                  for-profit cord blood banks and other for-profit special purpose blood stations are not approved;

•                  neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit;

•                  the purchase and sale of cord blood units donated by the public is prohibited; and

•                  cord blood banks are prohibited from collecting or providing cord blood without a duly obtained Blood Station Operation License issued by the provincial-level DOH or LHFPC or LHC.

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs or LHFPC after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In June 2007, June 2010 and April 2013, the DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the MOH in June 2006. In May 2009, May 2012, May 2015 and May 2018, the DOH/LHFPC in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the MOH in September 2010. In September 2013 and September 2016, the DOH/LHFPC in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

All the operators of the licensed cord blood banks in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public with respect to donated cord blood units. We believe that the NHC and the LHCs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the LHFPCs in Beijing, Guangdong and Zhejiang contained information about our subscription services to subscribers.

Although the above facts indicate that the NHC and the LHCs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the NHC and the LHCs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. We cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the competent health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occur, our business and financial condition will be materially adversely affected. Similarly, if the NHC or the relevant LHC order the operator of Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially adversely affect our investment.

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or the “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was amended on December 24, 2011, which then became effective on January 30, 2012. On March 10, 2015, the NDRC and the MOC revised the Catalogue, which became effective on April 10, 2015.  On June 28, 2017, the NDRC and the MOC further revised the Catalogue, which became effective on July 28, 2017. On June 28, 2018, the NDRC and the MOC promulgated the amended negative list for foreign investment of the Catalogue, which became effective on July 28, 2018. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011, 2015, 2017 and 2018, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Catalogue revised in 2018.

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011, 2015, 2017 and 2018. We have also communicated and consulted with the MOH/NHFPC and the relevant DOHs/LHFPCs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011, 2015 and 2017. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011, 2015 and 2017 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, May 2018 and September 2016, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011, 2015 and 2017 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011, 2015, 2017 and 2018 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and 2018 should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Catalogue revised in 2018. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Catalogue revised in 2018. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2021. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2019. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong and Lukou are unable to extend their respective operating periods, these respective operating periods will not cover the period of the contracts entered into after September 2005 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Catalogue revised in 2018 has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

•                  The regulatory framework on the cord blood banking industry may not be sufficiently comprehensive to address all ranges of issues in connection with the cord blood banking industry and to respond in a timely manner to any changes and developments in the industry. Before the existing laws and regulations are amended, PRC government authorities sometimes may establish internal policy guidance and follow this guidance in practice, and the implementation of such policy guidance could vary among different LHCs and be inconsistent with written regulations which in turn adversely affect our operations.

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

•                  The government may change the licensing policy to require separate licenses be obtained for each type of cord blood banking services provided. If we are unable to obtain such approvals, licenses or permits for any reason, we may be required to terminate the provision of the service requiring license, in which case our business may be materially adversely affected.

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

Our strategic partnership with Cordlife Singapore may not be successful.

Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines. Before the completion of the restructuring of Cordlife, we paid an aggregate of AUD12.4 million in exchange for a total of 24,366,666 shares in Cordlife. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin-off of Cordlife’s more mature cord blood banking businesses in Singapore and Hong Kong. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. After the restructuring of Cordlife as of June 30, 2011, we owned a total 24,366,666 shares in both LFC and Cordlife Singapore.

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Subsequently, Cordlife Singapore acquired Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. In February 2018, the Company disposed of all of its shares in LFC to liquidate its non-core investment since the Company had no strategic proposition relating to funeral business. As of March 31, 2018, we owned 25,516,666 shares in Cordlife Singapore representing a 10.1% equity interest. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking. We may thus be unable to realize satisfactory return on our investments in Cordlife Singapore.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been recorded.

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, in return, we pay a licensing fee, but no material amount has incurred up to March 31, 2018. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

Our investments in available-for-sale equity securities may adversely affect our financial performance.

We continuously review and monitor our investments such as Cordlife (LFC and Cordlife Singapore after the restructuring) and other investment.

The market value of our investment in Cordlife declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares had been below cost, and the market condition at that time, the management determined that the impairment loss on the investment up to December 31, 2008 was other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the year ended March 31, 2009. During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million, respectively, on our investment in LFC. After taking into account the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. The investment in LFC was disposed of in February 2018 and the unrealized holding loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

As of March 31, 2018, we owned a 10.1% equity interest in Cordlife Singapore. As of March 31, 2018, there were total unrealized net holding gains of RMB62.6 million ($10.0 million) recorded in Cordlife Singapore. Should the value of our investment experience a significant decline and we determine that the impairment is other-than-temporary, a write-down of investment will have to be recognized in earnings and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB71.8 million ($11.4 million) as of March 31, 2018. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2016, 2017 and 2018. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

In addition, we have entered into service contracts with senior executive officers on June 30, 2009, namely, Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million. GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for GCBC. These anti-takeover provisions could make it more difficult for a third party to acquire GCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of March 31, 2018, Nanjing Ying Peng, via its wholly-owned subsidiary Blue Ocean Structure Investment Company Ltd (“Blue Ocean”), beneficially owned approximately 65% equity interest of GCBC. GCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of GCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Nanjing Ying Peng, because of its ownership position, has considerable influence regarding the outcome.

As our success depends on several key management personnel, our business may be adversely affected if we fail to retain them.

Our success is highly dependent on the retention of the principal members of our management, scientific and sales personnel. In particular, Ms. Ting Zheng, our chairperson and chief executive officer, and the rest of our senior management team, are critical to our ability to execute our overall business strategy. In addition, several other employees with scientific or other skills are important to the successful development of our business. If any of our key employees joins a competitor or forms a competing company, we may lose some competitive advantages, and our operating results may be adversely affected. As qualified personnel are difficult to attract and retain, we have entered into service contracts with key senior executive officers. Each contract will be automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. Although these contracts contain non-competition clauses, the restrictions imposed by the clauses may not be adequate to prohibit these key management personnel from competing against us after their departure.

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

The global market and economic conditions during the years 2008 through 2010 were unprecedented and challenging, with recessions occurring in most major economies. Government responses to these events included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high-profile acquisitions and bankruptcies.

Global economies initially showed signs of stabilizing, and China’s economy has stabilized recently. Previous turmoil in China’s capital market and economic developments in China, other countries of Asia and Euro-zones cast doubt on the pace of global economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict. Also, the PRC government implements a series of administrative control intend to curb the outflow of Renminbi from the PRC. If economic growth slows down or an economic downturn occurs, our business and results of operations may be materially and adversely affected.

Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the PRC government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the PRC government supporting findings that such are unreasonable or discriminatory and burden or restrict United States commerce.

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory $100 billion reduction in the PRC/United States trade deficit and (ii) limiting the planned $300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft.  On July 6, 2018, the United States imposed a 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco and cars.  In addition, a further $16 billion worth of Chinese goods are scheduled to be the subject of subsequent tariffs and the USTR released a list on July 10, 2018 of $200 billion in Chinese goods that may be subject to a 10% tariff after a public comment period, fulfilling the President’s intention to impose further tariffs should the PRC move forward with their proposed tariffs.

This evolving policy dispute between the PRC and the United States is likely to have significant impact on the PRC economy as well as consumer discretional spending, directly and indirectly, and no assurance can be given that we will not be adversely affected by any governmental actions taken by either the PRC or the United States, perhaps materially. In view of the positions of the respective trade representatives, it is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences of the two countries.

There is a risk that GCBC will be classified as a passive foreign investment company, or “PFIC”, which could result in adverse consequences to investors.

In general, GCBC will be treated as a PFIC for any taxable year of GCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If GCBC is determined to be a PFIC for any taxable year (or portion thereof) of GCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of GCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of GCBC’s ordinary shares or the receipt of certain excess distributions from GCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of GCBC and its subsidiaries during GCBC’s taxable year ended March 31, 2018, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of GCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of GCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”.

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

If the settlement terms are not adhered to or in the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ordinary shares may be adversely affected.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested. Share-based compensation expenses recognized were RMB58.7 million, RMB62.2 million and RMB84.3 million ($13.4 million) for the years ended March 31, 2016, 2017 and 2018, respectively. No RSUs were issued and outstanding as of March 31, 2018. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

The Company is subject to cyber security risks and other cyber incidents, including the misappropriation of Company’s information and other breaches of information security which could adversely affect our business and disrupt our operations.

In the normal course of conducting business, we collect and store sensitive data on our systems, including intellectual property, personal information of subscribers and employees, and proprietary business information of vendors and business partners.  Despite the security measures we have in place and any additional measures we may implement in the future to safeguard our systems and to mitigate potential security risks, GCBC’s facilities and systems, and those of its third-party service providers, could be vulnerable to cyber security breaches, such as unauthorized access, accidents, employee errors or malfeasance, computer viruses, hackings or other disruptions. Such breach could compromise the security of our data and information technology infrastructure, thereby exposing such information to unauthorized third parties. Techniques used to obtain unauthorized access to information systems, or to sabotage those systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any disruption of its systems or security breach or event resulting in the misappropriation, loss or other unauthorized disclosure of confidential information, whether by the Company directly or by its third-party service providers, could damage GCBC’s reputation, result in the incurrence of costs, expose GCBC to the risks of litigation and liability, result in regulatory penalties under laws that protect privacy of personal information, disrupt GCBC’s business or otherwise affect its results of operations.

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

Further, we will continue to be affected by the political, social and legal developments of China. Since the late 1970s, the PRC government has introduced a series of economic and political reforms, including measures designed to effectuate the country’s transitioning from a planned economy to a more market-oriented economy. During such economic and political reforms, a comprehensive system of laws was promulgated, including many new laws and regulations seeking to provide general guidance on economic and business practices in China and to regulate foreign investment.

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

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2018, we had cash denominated in U.S. dollars of approximately $3.3 million.

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

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other developed countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against operators of the unlicensed cord blood banks which may work to the disadvantage of operators of the licensed cord blood banks, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may not aware of our violation of these policies and rules until the time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations may adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

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

To date, we have not received any communications from, or had contact with, the PRC government with respect to SAFE Rules. Neither do we have information regarding whether our shareholders who may be subject to SAFE Rules have made necessary applications, filings and amendments as required under SAFE Rules. However, to the extent possible, we urge our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans, including cash of GCBC, to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

To implement the GCBC Incentive Plan, GCBC established The Magnum Opus International Trust (the “Trust”); and according to the Incentive Plan, the trustee, Magnum Trustee, subscribed a total of 7,080,000 shares for facilitating the grant and vesting of incentive RSUs and hold such shares for the benefit of such executives, directors and key employees as a class. During the year ended March 31, 2018, all the 7,080,000 RSUs granted and deposited in the Trust were fully vested. The form and structure of the Incentive Plan is not the same with the equity incentive plans under Circular 7, therefore we did not go through the procedures required by Circular 7. However, we cannot assure you that the arrangement of the Incentive Plan will not be identified by relevant authorities as an equity incentive plan under Circular 7, and thus that the procedures required by Circular 7 are applicable. Under such circumstance, we will incur costs to fulfill the procedural requirements, and may also be subject to regulatory measures and administrative sanctions, including, but not limited to fines, imposed by SAFE and its local branches.

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

On April 14, 2008, the Ministry of Science and Technology, the MOF and the SAT jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination”, and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State). Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered for one year or longer within China (excluding Hong Kong, Macao and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis. On June 22, 2016, the Ministry of Science and Technology, the MOF and the SAT issued the Notice of Revision and Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”) which retroactively effected and replaced the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises, promulgated on July 8, 2008. Based on the Guidelines, the qualification for the enterprises were classified as high-tech enterprises prior to January 1, 2016, in accordance with previous Guidelines shall remain valid if the validity period of their qualification has not expired. For high-tech enterprises which were granted tax exemption and reduction treatment for a certain period by relevant tax law under previous Guidelines and whose tax holiday has not expired, the above-mentioned stipulations of Circular 39 shall continue to apply.

Jiachenhong’s renewed HNTE certificate was dated October 30, 2014 and was approved by the relevant PRC tax authority on January 2015. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2018 and the renewed HNTE certificate was dated October 25, 2017 with a validity of 3 years. Such status is valid retroactively as of January 1, 2017 and will expire on December 31, 2019, and Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated October 16, 2013 and was approved by the relevant PRC tax authority on April 2014. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was subsequently redetermined by the relevant PRC tax authority in March 2017 and the renewed HNTE certificate was dated November 30, 2016 with a validity of 3 years. Such status is valid retroactively as of January 1, 2016 and will expire on December 31, 2018, and Nuoya is subject to a reduced tax rate of 15% during such period. Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou is in the process of reapplication for its HNTE status. We cannot assure you that Jiachenhong, Nuoya and Lukou will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong, Nuoya and Lukou will be able to continue to enjoy our current preferential tax treatments.

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

Moreover, on February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises (“Circular 7”, which is partly abrogated in 2017). Pursuant to Circular 7, in the event that nonresidential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as a direct transfer of PRC Taxable Properties and, therefore, will be subject to PRC enterprise income tax. Circular 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. In addition, Circular 7 does not apply to situations where (1) the non-resident enterprise transferor obtains income from purchase and sale of equity interests of the same publicly-listed overseas enterprise in a public securities market; or (2) if the non-resident enterprise directly holds and transfers the PRC Taxable Property, income obtained from such transfer could be exempted from enterprise income tax in China. Under Circular 7 and subject to the above exceptions, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Circular 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Circular 37, which came into effect on December 1, 2017. Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Circular 7 and Circular 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to file the taxes.

As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities as  lack of reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 7 and Circular 37, and may be required to expend valuable resources to comply with SAT Circular 7 and Circular 37 or to establish that we should not be taxed under SAT Circular 7 and Circular 37, which may have an adverse effect on our financial condition and results of operations.

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

In February 2009, the Chinese National People’s Congress promulgated the Criminal Law Amendment (7) (“Amendment (7)”), which, among other things, provides that any government, financial institutions, telecommunications organizations, or transportation, education, health care institutions or similar institutions or their employees who illegally sell or provide personal information which is obtained in the process of performing their duties would constitute a crime. The aforementioned clause was replaced by relevant clause in Criminal Law Amendment (IX) (“Amendment (IX)”) promulgated by the Chinese National People’s Congress on August 29, 2015. According to Amendment (IX), selling or providing, in violation of relevant provisions of the State law, citizens’ personal information would constitute a crime. Amendment (IX) came into effect on November 1, 2015. In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we, our business partners or some of our employees are found to violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more resources and management efforts to reinforce our internal control system to ensure that our subscriber’s individual information will not be illegally disclosed. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance whether such person have violated Amendment (7), and/or that such person would not violate the Criminal Law Amendment (IX) and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties. Our corporate image may, as a result, also be materially adversely affected in such circumstances, which in turn may affect our ability to recruit new clients and our financial performance.

Risks to our Shareholders

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•                  changes in financial estimates or recommendation by securities research analysts;

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

•                  changes in key supplier(s) or the shareholding of our key supplier(s);

•                  addition or departure of our shareholders, senior management and key research and development personnel;

•                  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•                  material litigation or investigation of any kind;

•                  changes in market or investors perception toward U.S. listed Chinese companies;

•                  change in controlling shareholder;

•                  unfounded accusations by investors or non-investors about us or other U.S. listed Chinese companies;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

•                  change in business strategy; and

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

We are not incorporated in the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are non-U.S. citizens/residents, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

We have previously instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We had engaged external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues and may do so again in the future. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, strengthen our anti-corruption policy and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting and financial reporting under U.S. GAAP.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Although our Board of Directors declared a dividend with respect to the fiscal year ended March 31, 2018, future dividends, if any, will be at the discretion of our Board of Directors, subject to obtaining all relevant approvals, and will depend upon our results of operations, our cash flows, our financial condition, the payment of cash dividends from our subsidiaries to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to “Information on the Company — Business Overview — Regulation — Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

Sales of substantial amounts of our ordinary shares (or derivative instruments convertible into our ordinary shares) in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

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

GCBC, formerly known as CCBC, was formed through a business combination (the “Business Combination”), which involved the merger of Pantheon China Acquisition Corp. (“Pantheon”) with and into Pantheon Arizona Corp. (“Pantheon Arizona”), then a wholly owned subsidiary of Pantheon formed for the purpose of effecting a merger, with Pantheon Arizona surviving the merger (the “Merger”) and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands (the “Redomestication”). Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed a share exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”). Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to us achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Law to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2018, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 10.1% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines.

Immediately following the Business Combination and the share exchange with CCBS’ remaining shareholders, Golden Meditech (a publicly traded company on the Hong Kong Stock Exchange and its primarily focus is in PRC healthcare industry) owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the CCBC management team owned 5.7% of CCBC’s issued shares.

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

On November 19, 2009, CCBC was listed on the NYSE with a ticker symbol “CO”. On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 2010. Total gross proceeds raised (including the over-allotment issuance) amounted to $23 million. The proceeds were used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets.

In May 2010, we invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province.

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We paid an aggregate of AUD12.4 million as consideration to acquire for a total of 24,366,666 shares in Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. After the restructuring of Cordlife, we hold 24,366,666 shares in LFC; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore also acquired Stemlife, a Malaysia-based cord blood banking operator. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, we disposed of all of our shares in LFC to liquidate our non-core investment since we had no strategic proposition relating to funeral business. As of March 31, 2018, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.1% equity interest.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes were convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to Excellent China Healthcare Investment Limited (“ECHIL”). On the same day, Magnum Opus 2 International Holdings Limited (“Magnum 2”) acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 22,903,454 shares in exchange for the cancellation of the convertible notes.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South entered into a shares repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date. Such 7,314,015 ordinary shares were subsequently acquired by Golden Meditech in November 2015.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of such convertible note to Cordlife Singapore and Magnum Opus International Holdings Limited (“Magnum Opus”) on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 17,618,040 shares in exchange for the cancellation of the convertible notes.

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

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were issued and outstanding for each of the fiscal year 2015, 2016 and 2017. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested and no RSUs were issued and outstanding as of March 31, 2018.

On April 27, 2015, our Board of Directors received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”). On the same day, the Board of Directors formed a special committee of independent directors (the “Special Committee”), consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech, to evaluate the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives. On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the Special Committee to terminate any further evaluation and negotiation regarding the GM Proposal. In making its recommendation, the Special Committee had taken into account various factors including but not limited to the pending transaction between GM Stem Cells and Nanjing Ying Peng, Nanjing Ying Peng’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The Special Committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of Directors of the Company was unanimous, with the then Chairman Mr. Yuen Kam abstaining.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into a conditional sale and purchase agreement (the “GM Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018. The transaction as contemplated under the GM Sale Agreement was consummated on January 31, 2018 and GM Stem Cells ceased to own any shares of the Company. Nanjing Ying Peng, via its subsidiary, became a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner, Mr. Ping Xu, was appointed as a director of the Board of Directors of the Company. Simultaneously, Mr. Yuen Kam resigned from his positions as chairman and director of the Board of Directors and as chairman and member of the Nominating and Corporate Governance Committee of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, chief executive officer of the Company, was appointed as the chairperson of the Board of Directors and the chairperson of the Nominating and Corporate Governance Committee. Mr. Mark D. Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating and Corporate Governance Committee.

On March 16, 2018, the shareholders approved the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” through an extraordinary general meeting to better reflect the future development direction and business strategy of the Company. The Company’s ordinary shares commenced trading under the new name on the NYSE with effect from March 22, 2018.

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

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, namely Beijing, Guangdong and Zhejiang, was estimated to be over 2.1 million in 2016, accounting for approximately 42% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2017. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2017, the nation has a newborn population of approximately 17.9 million in 2016; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 3% and 4% for the fiscal years ended March 31, 2015, 2016 and 2017 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2015, 2016 and 2017 divided by the number of newborns of calendar years ended December 31, 2014, 2015 and 2016 according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 10.1% equity interest (as of March 31, 2018) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines. Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 731-person sales team has direct access to expectant parents through collaboration with 352 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 661,618 in March 2018.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2018, storage revenue represented 34.7% of our total revenues.

We recorded revenues and net income of RMB936.8 million ($149.3 million) and RMB240.9 million ($38.4 million), respectively, during our fiscal year ended March 31, 2018.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks and the only China operator with a pan-Asian exposure. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 661,618 in March 2018. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage comparing to other PRC operators. Our leadership and track record also make us an attractive strategic partner for license holders and applicants and position us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 352 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 731-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to increase over time, which will help us further penetrate the markets we currently serve.

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

Capable and Experienced Management Team.   Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Ms. Ting Zheng, our chairperson and chief executive officer, has over ten years of experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our chief financial officer, is a CFA charterholder and has over ten years of experience in the pharmaceutical and healthcare industries. Ms. Rui Arashiyama, our chief executive officer in the Guangdong and Zhejiang divisions, has over ten years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our chief technology officer, has over twenty years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, extensive experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is a relatively young industry with attractive opportunities due to China’s large population and rapid economic growth. Our goal is to grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 352 hospitals and 661,618 subscribers as of March 31, 2018. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

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

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets. We own approximately 10.1% equity interest in Cordlife Singapore (as of March 31, 2018) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines, countries or region with approximately 51,000, 64,000, 24.4 million, 4.2 million, 0.6 million and 2.5 million annual births, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with Cordlife Singapore as Cordlife Singapore gives us the exposure and knowledge about the Southeast Asia market. Additionally, we will continue to identify overseas opportunities and gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a multi regions operator.

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

Our direct costs (cost of revenues) consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2016, 2017 and 2018, depreciation expenses, our most significant fixed cost, accounted for 20.6%, 20.9% and 16.6%, respectively, of our direct costs. Technical consulting fee accounted for 3.0%, 4.9% and 4.3%, respectively, of our direct costs, and amortization expenses accounted for 3.2%, 3.2% and 2.5%, respectively, of our direct costs.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.3%, 99.4% and 99.2% of our revenues for the years ended March 31, 2016, 2017 and 2018, respectively.

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

Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, the one-time processing fee and annual storage fee are increased to RMB6,800 and approximately RMB860 respectively. Subscribers who choose payment option (2) will pay a one-time processing fee of RMB6,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18), representing a discount of approximately RMB4,640 (granted to storage service only) of the total storage fees payable over the contract period.

Effective from May 1, 2013, subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,380 each year, representing a discount of RMB1,960 (granted to storage service only) of the total storage fees payable over the contract period.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to the hospitals for patients who are in need of transplants. These services accounted for 0.7%, 0.6% and 0.8% of our revenues for the years ended March 31, 2016, 2017 and 2018, respectively.

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

We charge a fee that reflects the costs of our matching services provided and the matching units delivered, as well as for the units used in supplementary therapies. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant or providing one cord blood unit for supplementary therapies. For the years ended March 31, 2016, 2017 and 2018, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 162, 178 and 231, respectively. In addition, during the years ended March 31, 2016, 2017 and 2018, there were 206, 211 and 324 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2018	2017	2016
New subscriber sign-ups	91,820	74,976	62,929
Subscriber units used in medical treatments	31	24	20
New subscriber sign-ups (net)	91,789	74,952	62,909

New donations accepted	4,759	4,214	4,294
Donated units used in matching services	555	389	368
New donations accepted (net)	4,204	3,825	3,926

Total	95,993	78,777	66,835

	As of March 31,
	2018	2017	2016
Units deposited by subscribers (2)(3)	661,618	575,040	504,268
Units contributed by donors (1)(3)	60,958	51,543	43,538
Total (1)(2)	722,576	626,583	547,806

(1)                                     Excludes the matching units used during the relevant periods.

(2)                                     As of March 31, 2016, 2017 and 2018, includes 35,015, 16,047 and 45,931 subscribers respectively, who had been delinquent for over 24 months and we have ceased to recognize storage revenue from such delinquent subscribers.

(3)                                     During the years ended March 31, 2017 and 2018, 74,952 and 91,789 new subscribers were recruited and 3,825 and 4,204 new donations were accepted. During the years ended March 31, 2017 and 2018, the Company reclassified 4,180 and 5,211 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 575,040 and 51,543, respectively, as of March 31, 2017 and 661,618 and 60,958, respectively, as of March 31, 2018.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year:

Units
Donated units used during the year ended March 31, 2016	368
Donated units used during the year ended March 31, 2017	389
Donated units used during the year ended March 31, 2018	555

Units
Accumulated number of matches as of March 31, 2016	1,637
Accumulated number of matches as of March 31, 2017	2,026
Accumulated number of matches as of March 31, 2018	2,581

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

Sales and Marketing

As of March 31, 2018, our total sales force (including after sales support) consists of 731 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 352 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2018.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                  Activities targeting prospective parents.  We maintain our hospital networks which consist of 352 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutions or hospitals to organize pre-natal classes and other events for expectant parents.

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

To the extent possible, it is our policy to maintain more than one vendor for major raw material supplies in order to diversify our supply source. A significant portion of our raw materials, however, have been sourced from few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2018			2017		2016
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
China Bright Group Co. Limited (1)	2,991	18,759	24	36,405	52	37,556	49
Hangzhou Baitong Biological Technology Co., Ltd. (2)	1,223	7,670	10	—	—	—	—
Beijing Chengmao Xingye Technology Development Co., Ltd. (2)	1,229	7,711	10	—	—	—	—
Total	5,443	34,140	44	36,405	52	37,556	49

(1)                                    An affiliate of Golden Meditech

(2)                                    The purchases from Hangzhou Baitong Biological Technology Co., Ltd. and Beijing Chengmao Xingye Technology Development Co., Ltd.were less than 10% of our gross purchases for the year ended March 31, 2016 and 2017, respectively.

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2018, the top hospital accounted for approximately 2.1% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2018, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, testing processes and results for every cord blood unit that come through. The system also keeps real-time record of storage movement within cord blood facilities, handle billing matters and track customer hotline interactions.

Quality Assurance

Our cord blood banking operations in Beijing, Guangdong and Zhejiang have been accredited with GB/T19001 (equivalent to ISO-9001), which is the national standards for quality control in China. Our Beijing Cord Blood Bank and Guangdong Cord Blood Bank also received the AABB Accreditation with regard to cord blood processing and storage services. Our laboratories in Beijing, Guangdong and Zhejiang comply with the Good Laboratory Practice, or “GLP”, standards.

The operating procedures and standards at our facilities comply with relevant regulations and industry standards promulgated by the MOH, NHFPC and NHC for the operation of cord blood banks, including the Standards on Administration of Quality of Blood Bank Laboratory promulgated in May 2006, and the Standard Technique Operation Procedures of Blood Bank 2015 promulgated in December 2015. We have adopted quality assurance measures to ensure the quality of cord blood units transported, processed and stored by us. In particular, we maintain GLP-certified clean rooms where hematopoietic stem cells are processed prior to storage and later restored for therapeutic use. The information and record system concerning hematopoietic stem cells at our cord blood banks are computerized to ensure the integrity of all cord blood units and the veracity of all related data.

We maintain a comprehensive quality assurance program to ensure that we are in compliance with applicable quality standards. To illustrate, our collaborating hospitals collect the cord blood from the newborns of our subscribers with a collection kit containing the necessary tools and instruments that we prepare in advance. We also take charge of the transportation of the cord blood from the hospitals to our facilities in order to minimize transportation risk. When the cord blood arrives at our facilities, we begin processing and testing, including physical examination, whole blood cell and flow-cytometry counting, cultivation tests and microbe tests such as HIV, bacterial and virus tests. The testing results are verified by our officer in charge. Qualified cord blood units will then undergo a computer-controlled preparatory freezing process through which the cord blood units will be lowered to -90°C prior to cryopreservation. Throughout the process, our staff will monitor and verify that all information in relation to every cord blood unit is properly and accurately documented.

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

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province (our controlling shareholder controls 76% of Qilu). The operators of the other three licensed cord blood banks are Zhongyuan Union Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. The NHC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

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

In addition, our ability to compete depends on the efficacy and safety of cord blood transplants compared to other medical treatments and remedies as well as the efficacy and safety of cord blood transplants using the patients’ own cord blood or the cord blood from related family members compared to cord blood from an unrelated public donor.

Employees

As of March 31, 2016, 2017 and 2018, we had 923, 1,059 and 1,196 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2018:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	211	355	165
Laboratory function	64	118	44
Management and administration	87	91	61
Total	362	564	270

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($8.0 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB289.3 million ($46.1 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if the cord blood unit of subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($31,885) per person and RMB10.0 million ($1.6 million) in the aggregate.

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

We maintain close contact with our system developers to ensure our system is capable of handling the increasing amount of data as our subscriber base continues to grow and we continue to build on this platform in order to develop a larger and more comprehensive database and management system nationwide.

Research and Development

We conducted research and development activities internally. For the year ended March 31, 2018, we incurred approximately RMB12.7 million ($2.0 million) research and development expense, derived from internal research and development effort.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. The annual advisory fee was increased to RMB2.6 million ($0.4 million) since October 2013. In September 2017, Jiachenhong and PEKU renewed the cooperation agreement for a term of 4 years commencing in September 2017. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB3.0 million ($0.5 million).

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

Cooperation with Zhejiang Provincial Blood Center

In December 2010, Lukou entered into a cooperation agreement with Zhejiang Provincial Blood Center, pursuant to which Zhejiang Provincial Blood Center would provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services, and provide laboratories and storage facilities to Lukou to support Lukou’s cord blood banking business in the Zhejiang province. In return, Zhejiang Provincial Blood Center is entitled to an advisory fee for providing technical consultancy services and assistances.

Investments in LFC and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, the Company disposed of all of its shares in LFC to liquidate its non-core investment since the Company had no strategic proposition relating to funeral business. As of March 31, 2018, we owned 25,516,666 shares in Cordlife Singapore, which represents a 10.1% equity interest.

Our investments in Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2018, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million, respectively, on our investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017, respectively and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17.0% of its outstanding ordinary shares not indirectly owned by GCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0% (76% owned by our controlling shareholder). Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost less impairment losses (if any). Qilu operates in the Shandong province. Based on China Statistical Yearbook 2017, over 1.7 million babies were born within the Shandong province during 2016.

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

Depending on the source of stem cells, stem cell transplants consist of three types: (i) autologous transplant using the patient’s own stem cells; (ii) allogeneic transplant using stem cells of third parties, such as a family member or an unrelated donor; and (iii) syngeneic transplant using stem cells of an identical twin. Matching of human leukocyte antigen, or “HLA”, a marker used by the immune system to recognize whether particular cells belong to or are foreign to the body, is critical for the success of allogeneic stem cell transplants. HLA tissue types are hereditary. Therefore, the chance of finding a match is higher from a sibling or other family members. Nonetheless, approximately 70% of patients are unable to find a matching unit in the family.

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

According to the U.S. Census Bureau, the population of the world has over 7.5 billion in June 2018 and the number of newborns is approximately 136 million worldwide in 2017. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                  Large number of newborns.   According to the China Statistical Yearbook 2017, China had a population of over 1.3 billion persons and approximately 17.9 million newborns as of and for the year ended December 31, 2016. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 109 million people in 2016, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2016.

•                  Growth in GDP and urban disposable income and increasing focus on healthcare.   According to the China Statistical Yearbook 2017, GDP per capita in China grew by 7.6%, 6.5% and 7.4% in 2014, 2015 and 2016, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2017, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB4,634.5 billion in 2016, more than tenfold jump.

•                  Increasing public awareness of the benefits associated with cord blood banking services.  Operators of cord blood banks in China focus their sales and marketing efforts in hospitals and pre-natal clinics to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedure and potential benefits. Continuous customer education, increased subscriber base and expanded sales and marketing networks enable the operators to tap into a potential sizeable market with increased penetration rates and enlarged subscriber base.

•                  Additional diseases that stem cells can be used to treat.  Based on publicly available information, cord blood stem cells can be used to treat approximately 80 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover additional diseases that can be treated by stem cell therapies.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including:

•                  the National Health Commission of the People’s Republic of China;

•                  the State Administration for Market Regulation;

•                  the SAFE;

•                  the MOC; and

•                  the NDRC.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

PRC Regulation on the Cord Blood Banking Industry

The National Health Commission of the People’s Republic of China (formerly known as NHFPC) is responsible for the regulation and supervision of cord blood banks in China, including promulgation of rules and regulations in response to the developments in the cord blood banking industry. Cord blood banking is an emerging industry in China. Therefore, the regulatory framework of the cord blood banking industry in China is under development and may not be as fully developed as that in other countries.

China adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. In 1999, China adopted the Trial Measures for the Administration of Cord Blood Stem Cells Bank to regulate the establishment and operation of the cord blood banks. In 2001, China adopted the Trial Cord Blood Stem Cells Bank Establishment Guidelines to implement Trial Measures for the Administration of Cord Blood Bank. In 2002, China adopted the Provisional Cord Blood Stem Cells Bank Technical Guidelines, which regulate the way and activities that we handle the cord blood which we process and store. In 2005, the MOH further adopted the Measures for Administration of Blood Stations, or the “Measures” (which had been revised in 2009, 2016 and 2017, respectively), to regulate the operation of blood stations in general. In addition, the DOHs of Guangdong, Zhejiang and Shandong have promulgated relevant rules to regulate the operation of blood stations at the province-level. The Measures specify that cord blood banks are special blood stations that are subject to regulation under the Measures.

Since the cord blood banking business is relatively new in China and the regulation of this industry is a new subject for the NHC, current PRC laws and regulations on this subject, including the Measures, principally regulate donation of cord blood units by the public and the collection and supply of such units. Current PRC laws and regulations fail to provide a clear, consistent and well-developed regulatory framework for the provision of fee-based commercial cord blood banking services. This presents uncertainties and risks regarding fee-based commercial cord blood banking services in China, including our business, as described in the following five paragraphs.

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs/LHFPCs/LHCs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The license to Zhejiang Cord Blood Bank was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their businesses combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the NHC and its regional LHCs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in February 2008.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the NHC nor any LHC has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Key Information — Risk Factors — Risks Relating to Our Business — If PRC regulators order operators of the licensed cord blood banks in China to cease their fee-based commercial cord blood banking operations, our results of operations and liquidity would be materially adversely affected.” and “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

According to a circular issued by the MOH on December 16, 2005, and also an extension notice published in February 2011, only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. The application process for a blood station license commences with the applicant’s submission to the DOH/LHFPC/LHC of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH/LHFPC/LHC. As provision of cord blood banking services concerns public health, the DOH/LHFPC/LHC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. For example, the Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses.

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which will expire in May 2025, May 2021 and September 2019 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew either license in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

PRC Tort Liability Law

The PRC Tort Liability Law was adopted at the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009 and effective as of July 1, 2010, which deals with tort liability relating to products, motor vehicle traffic accidents, medical treatment, environmental pollution, and high-risk operations. Under the Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Tort Liability Law also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to be calculated and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the People’s Court.

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

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the NDRC and the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was newly amended on June 28, 2018, which then became effective on July 28, 2018. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011, 2015, 2017 and 2018, however, foreign enterprises are prohibited from engaging in development of stem cell and gene diagnosis and treatment technology development and its application. Since the latest revised Catalogue still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2007, 2011, 2015, 2017 and 2018 has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and 2018 should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Catalogue revised in 2018, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue”.

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

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore SPVs formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it was not necessary for us to obtain CSRC approval because, the controlling shareholder of Golden Meditech at our listing, is not a PRC individual defined by this regulation. Therefore, our PRC counsel, Zhong Lun Law Firm, is of the opinion that we were not controlled by Chinese legal or natural persons and therefore did not constitute an SPV that was required to obtain approval from the CSRC for overseas listing under the regulation. On January 31, 2018, Nanjing Ying Peng completed the acquisition of approximately 65% equity interest of the Company from Golden Meditech and became the controlling shareholder of the Company. This regulation was not applicable to this transaction.

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

GCBC, formerly known as CCBC, was formed through the Business Combination, which involved the Merger of Pantheon with and into Pantheon Arizona, then a wholly owned, non-operating subsidiary of Pantheon formed for the purpose of effecting the Merger, with Pantheon Arizona surviving the Merger, and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands. Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed the Share Exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares. Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to us achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Law to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2018, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 10.1% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines.

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

On November 19, 2009, CCBC was listed on the NYSE with a ticker symbol “CO”. On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of $6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 2010. Total gross proceeds raised (including the over-allotment issuance) amounted to $23 million. The proceeds were used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets.

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole licensed cord blood bank in Beijing, Nuoya is the operator of the sole licensed cord blood bank in Guangdong, and Lukou is the exclusive operator of the licensed cord blood bank in Zhejiang. We also indirectly owned 24.0% effective interest in Qilu, the operator of the sole licensed cord blood bank in Shandong (our controlling shareholder owns 76% of Qilu).

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech, and an affiliate acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by other founding members through a company incorporated in the British Virgin Islands. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and other founding members in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells equity interest in CSC Holdings was reduced to 50.2%. Immediately after the Business Combination described above, GM Stem Cells owned 46.3% equity interest in GCBC.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. We owned 24,366,666 shares in both LFC and Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore later on acquired Stemlife, a Malaysia-based cord blood banking operator. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2018, we owned 25,516,666 shares in Cordlife Singapore, which represents a 10.1% equity interest. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. On February 1, 2018, we disposed of all the shares in LFC to liquidate our non-core investment since the Company had no strategic proposition relating to funeral business.

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 22,903,454 shares in exchange for the cancellation of the convertible notes.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately $20.8 million. Contemporaneously, CSC South entered into a share repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately $16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date. Such 7,314,015 ordinary shares were subsequently acquired by Golden Meditech in November 2015.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of such convertible note to Cordlife Singapore and Magnum Opus on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 17,618,040 shares in exchange for the cancellation of the convertible notes.

In February 2013, Favorable Fort completed a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort repurchased the 17% of its outstanding ordinary shares not already indirectly owned by the Company from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were issued and outstanding for each of the fiscal year 2015, 2016 and 2017. In March 2018, all 7,300,000 RSUs granted were fully vested and no RSUs were issued and outstanding as of March 31, 2018.

On April 27, 2015, our Board of Directors received the GM Proposal, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction. On the same day, the Board of Directors formed a Special Committee to evaluate the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives. On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the Special Committee to terminate any further evaluation and negotiation regarding the GM Proposal.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into the GM Sale Agreement, pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018. The transaction as contemplated under the GM Sale Agreement was consummated on January 31, 2018 and GM Stem Cells ceased to own any shares of the Company. Nanjing Ying Peng, via its subsidiary, became a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner, Mr. Ping Xu, was appointed as a director of the Board of Directors of the Company. Simultaneously, Mr. Yuen Kam resigned from his positions as chairman and director of the Board of Directors and as chairman and member of the Nominating and Corporate Governance Committee of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, chief executive officer of the Company, was appointed as the chairperson of the Board of Directors and the chairperson of the Nominating and Corporate Governance Committee. Mr. Mark Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating and Corporate Governance Committee.

On March 16, 2018, the shareholders approved the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” through an extraordinary general meeting to better reflect the future development direction and business strategy of the Company. The Company’s ordinary shares commenced trading under the new name on the NYSE with effect from March 22, 2018.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.                                                                                    Property, Plant and Equipment

As of March 31, 2018, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to the hospitals for patients who are in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also have an investment in a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province (our controlling shareholder owns 76% of Qilu).

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 2.1 million in 2016, accounting for approximately 42% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2017. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2017, the nation has a newborn population of approximately 17.9 million in 2016; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 3% and 4% for the fiscal years ended March 31, 2015, 2016 and 2017 (based on the number of new subscriber sign-ups for the fiscal years ended March 31 2015, 2016 and 2017 divided by the estimated number of newborns of the corresponding calendar years ended December 31, 2014, 2015 and 2016 according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

Fiscal year	Estimated no. of births in the Company’s operating regions (1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2015	1,940,254	64,736	3%
2016	1,952,586	62,909	3%
2017	2,121,261	74,952	4%

(1)                                    Source: China Statistical Year Book 2015, 2016 and 2017, calendar year information for 2014, 2015 and 2016.

(2)                                     Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 10.1% equity interest (as of March 31, 2018) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides exposure and insight into attractive markets such as India, Indonesia, Malaysia and the Philippines, and relatively mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 731-person sales team has direct access to expectant parents through collaboration with 352 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 661,618 in March 2018.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2018, storage revenue represented 34.7% of our total revenues.

We recorded revenues and net income of RMB936.8 million ($149.3 million) and RMB240.9 million ($38.4 million), respectively, during our fiscal year ended March 31, 2018.

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

Our new subscriber sign-ups for the years ended March 31, 2016, 2017 and 2018 were 62,909, 74,952 and 91,789, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. Another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicants in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                  Investment in Qilu.  Qilu is the operator of the sole licensed cord blood bank in the Shandong province. It obtained permission from the Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0% (our controlling shareholder owns 76% of Qilu). In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and record the investment at cost less impairment losses (if any).

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

All processing fees were inclusive of a 5% business tax, which has been substituted by 6% value-added tax since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang. Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, we increased the one-time processing fee from RMB5,800 to RMB6,800.

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

For the year ended March 31, 2018, approximately 50.8% of new subscribers chose Option One, compared to 46.8% in the year ended March 31, 2017. Option Two represented approximately 47.1% of new subscribers who signed up during the years ended March 31, 2018, compared to 48.9% in the previous year. 2.1% of new subscribers chose Option Three for the year ended March 31, 2018, compared to 4.3% in the year ended March 31, 2017. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding account receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2018, current accounts receivable decreased to RMB107.8 million ($17.2 million), as compared to RMB112.5 million last year due to a shorter collection cycle, decrease in new subscribers electing Option Three and RMB4.8 million ($0.8 million) write-off of current accounts receivable as the Company determined that the recoverability of the amounts due from 5,211 private cord blood banking subscribers was low. Turnover periods for current accounts receivable for the years ended March 31, 2016, 2017 and 2018 determined based on average current accounts receivable and revenues in the respective periods, were 68 days, 57 days and 43, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Non-current accounts receivable decreased mainly driven by the decrease in new subscribers choosing Option Three and RMB1.5 million ($0.2 million write-off due to the low recoverability of 5,211 private cord blood banking subscribers. Non-current accounts receivable as of March 31, 2018 amounted to RMB101.8 million ($16.2 million), as compared to RMB135.1 million last year.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                  Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.” As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2017, and 2018, there were 16,047 and 45,931 subscribers who had been delinquent for over 24 months and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this annual report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2018, we collaborate with 352 hospitals across Beijing, Guangdong and Zhejiang.

Our ability to generate revenue growth depend, to a large extent, on our ability to develop and maintain collaborative relationships with prominent hospitals. This is particularly the case for highly reputable hospitals or hospitals where we have derived a significant portion of revenues in the past and expect to continue to do so in the future. Termination or alteration of any contracts with any major collaborating hospitals could have a material adverse effect on our business.

Application for Cord Blood Banking Licenses

One of our major strategies is to expand our geographical coverage by applying for licenses in other regions, which is closely related to our ability to capture growth opportunities in other markets in China. While we have no immediate plan to apply for licenses, if opportunities available in the future, we will not exclude the possibility to apply for licenses. An application for a cord blood banking license in a region starts with submission of a written notice to the relevant LHC concerning the applicant’s intention to construct and operate a cord blood bank. As the offering of cord blood banking services concerns public health, the LHC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that applicant is committed to the industry and is capable of providing quality services. Upon its satisfaction of a series of complex and stringent requirements, including those applicable to storage facilities, the applicant may submit its formal application for a license. Following the receipt of the formal application, the LHC will consider granting the license to the applicant upon its satisfactory inspection of its facilities.

Our likelihood of success in our application should be evaluated in light of following:

•                  It generally takes several years to receive a cord blood banking license in China. Following the submission of a written notice to the LHC, the applicant usually would be required to incur significant initial investments, including costs associated with the construction of facilities, to demonstrate to the LHC that it is capable of meeting the stringent application requirements for a license prior to the receipt of such a license. For example, the cord blood bank in Beijing operated by Jiachenhong took six years to obtain its license, during which time it incurred substantial costs to construct facilities meeting the stringent application requirements prior to obtaining a license.

•                  As the first operator of the licensed cord blood bank in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to apply for additional licenses (if available). Currently, we have not submitted any written notice to any LHC concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the LHC in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.”

•                  There exist substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, prior to March 2005, there were two cord blood banks under construction in the regions outside Beijing as part of the strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available at the time. As we continued to monitor the government’s policy on regions where additional cord blood banking licenses were likely to be issued but basing on available information, we were unable to ascertain whether the locations of the two cord blood banks were regions where additional cord blood banking licenses in China were likely to be issued. As such, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2017, the number of newborns in Guangdong was approximately 1.3 million in 2016. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0% (our controlling shareholder owns 76% of Qilu). Based on China Statistical Yearbook 2017, over 1.7 million babies were born within the Shandong province during 2016. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million, and to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2017, over 0.6 million babies were born within the Zhejiang province during 2016. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In February 2018, the Company disposed of all of its shares in LFC to liquidate its non-core investment since the Company had no strategic proposition relating to funeral business.

As of March 31, 2018, we owned 25,516,666 shares in Cordlife Singapore, which represents a 10.1% equity interest. Our investment in Cordlife Singapore are accounted for as available-for-sale equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2018, with remeasurements of fair value recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million, respectively, on our investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. The investment in LFC was disposed of in February 2018 and the unrealized holding loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines.

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

Jiachenhong’s renewed High and New Technology Enterprise (“HNTE”) certificate was dated October 30, 2014 and was approved by the relevant PRC tax authority on January 2015. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2018 and the renewed HNTE certificate was dated October 25, 2017 with a validity of 3 years. Such status is valid retroactively as of January 1, 2017 and will expire on December 31, 2019, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

Nuoya’s HNTE certificate was dated October 16, 2013 and was approved by the relevant PRC tax authority on April 2014. Such status was valid retroactively as of January 1, 2013 and expired on December 31, 2015. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in March 2017 and the renewed HNTE certificate was dated November 30, 2016 with a validity of 3 years. Such status is valid retroactively as of January 1, 2016 and will expire on December 31, 2018, and Nuoya is subject to a reduced tax rate of 15% during such period.

Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou is in the process of reapplication for its HNTE status.

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

The new tax law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. No PRC withholding tax provision was made for the year ended March 31, 2018 as there was no change on the Company’s reinvestment plan.

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

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB71.8 million ($11.4 million) as of March 31, 2018. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2018, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 18 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2018. The reported gross profit (gross margin) from our matching revenue were RMB3.8 million (69%), RMB4.1 million (70%) and RMB6.4 (77%) for the years ended March 31, 2016, 2017 and 2018, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2018 would have increased/(deceased) gross profit by RMB193,000 and RMB218,000, respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2018 would have increased/(deceased) gross profit by RMB171,000 and (RMB194,000) respectively.

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

Allowance for doubtful receivables was RMB127.9 million ($20.4 million) as of March 31, 2018, compared to RMB117.6 million as of March 31, 2017. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

Impairment of Long-lived Assets

Long-lived assets such as property, plant and equipment and finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. We have not recognized any impairment of long-lived assets during the years ended March 31, 2016, 2017 or 2018. The net carrying value of our property, plant and equipment was RMB553.0 million ($88.2 million) as of March 31, 2018, compared to RMB551.4 million as of March 31, 2017. The net carrying value of intangible assets was RMB102.1 million ($16.3 million) as of March 31, 2018, compared to RMB106.7 million as of March 31, 2017. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Application for Cord Blood Banking Licenses” and Notes 6 and 8 to our annual consolidated financial statements included elsewhere in this report.

Impairment of Available-for-sale Securities

Our investments in LFC and Cordlife Singapore were classified as available-for-sale equity securities and stated at fair value, with unrealized gains and losses normally recognized in other comprehensive income or loss. However, when the fair value of our available-for-sale equity securities falls below cost, we determine whether the decline in value is other than temporary, in which case the unrealized loss has to be charged to income. In assessing whether the impairment is other than temporary, we consider the length of time and the extent to which the market value has been below cost, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the investee’s financial conditions, operational performance, future earnings potential, prospects, market conditions and near-term development.

During the six months ended September 30, 2015 and nine months ended December 31, 2016, we recorded impairment loss of RMB8.4 million and RMB2.5 million, respectively, on our investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017, respectively, and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. The investment in LFC was disposed of in February 2018 and the unrealized holding losses was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

As of March 31, 2018, there were total unrealized net holding gains of RMB62.6 million ($10.0 million) recorded in Cordlife Singapore. See Note 9 to our annual consolidated financial statements included elsewhere in this report.

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

The amortization expenses are recognized on a straight-line basis over an estimated economic useful life of 30 years. We determined that a thirty-year period to amortize the cord blood bank operating rights was appropriate, following the pattern in which the expected benefits of the acquired asset will be consumed or otherwise used up. The Company’s renewal period with the provincial governmental authorities generally is for a period of three years. The Company believes that it has historical experience in renewing or extending similar cord blood bank operating rights. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Company expects the effect of obsolescence, demand, competition, and other economic factors to be minimal. We engaged an independent third-party valuation firm in determining the fair value of the cord blood bank operating rights during the acquisitions. The fair value of the cord blood bank operating rights was determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The period of expected cash flows used to measure the fair value of the cord blood bank operating rights was thirty years. Without evidence to the contrary, we expect that the cord blood bank operating rights will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years. For the years ended March 31, 2016, 2017 and 2018, the amortization expense relating to the right to operate in Guangdong amounted to RMB1.0 million, RMB1.0 million and RMB1.0 million ($0.2 million), respectively. For the years ended March 31, 2016, 2017 and 2018, the amortization expense relating to the right to operate in Zhejiang amounted to RMB3.7 million, RMB3.7 million and RMB3.7 million ($0.5 million), respectively.

Due to the uncertainties associated with operating in the cord blood banking industry in China, the economic useful life may be subject to change. If we are required to shorten our estimated economic useful life of the rights to operate in Guangdong and Zhejiang, our cost will increase. Profitability may be adversely affected. Further, there is no assurance that we will be able to recover the carrying amount of the rights to operate in Guangdong and Zhejiang from its operating activities in the future. Despite the uncertainties resulting from the Catalogue revised in 2007, 2011, 2015, 2017 and 2018, our assessment of the estimated economic useful life of the cord blood bank operating rights as of and for the year ended March 31, 2018 did not result in a change for the following reasons:

•                  Under the Scientific Research, Technology Service and Geological Exploration section of the Catalogue revised in 2007, 2011, 2015, 2017 and 2018, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the Catalogue revised in 2007, 2011, 2015, 2017 and 2018 did not clearly define the scope of such prohibited business, it is uncertain whether it prohibits “diagnosis and treatment technology development and application” of stem cells only (a narrower interpretation and one not implicating our operations) or all stem-cell-related technology development and application. Although there is an uncertainty, we, after consultation with our PRC counsel, have no immediate evidence which leads to the conclusion that the services provided by our cord blood banks violate the Catalogue revised in 2007, 2011, 2015, 2017 and 2018.

•                  We have communicated and consulted with the MOH and DOH regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011, 2015 and 2017. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011, 2015 and 2017 became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank obtained the renewed cord blood banking license in April 2016, May 2018 and September 2016 from the LHFPCs of the Beijing municipality, the Guangdong and Zhejiang provinces respectively after the Catalogue revised in 2007, 2011, 2015 and 2017 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank operated by Jiachenhong, Nuoya, the Guangdong Cord Blood Bank operated by Nuoya, or Lukou, the Zhejiang Cord Blood Bank operated by Lukou, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Accordingly, based on the foregoing, we believe that the useful life of the intangible assets associated with our cord blood bank operating rights continues to be thirty years as of March 31, 2017 and 2018. See Note 8 to our annual consolidated financial statements included elsewhere in this report.

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

•                  Storage fee.  Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription and receive a discount of 20% on the total storage fees payable under the contract. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For each such subscription, the storage fee for the first year’s storage services was recognized as revenue on a straight-line basis over the one-year period, which is committed and paid by the subscriber at the inception of the contract, and the remaining prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the remaining storage period.

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

Direct costs also include an annual technical consulting fee of RMB3.0 million ($0.5 million) (RMB2.6 million ($0.4 million) prior to September 2017) payable by us to PEKU pursuant to a 4-year contract commencing September 2017 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million ($0.5 million). The agreement has a term of no less than 20 years commencing in November 2009. Lukou also entered into a co-operation agreement with Zhejiang Provincial Blood Center in relation to the operation of cord blood bank in Zhejiang with advisory fee for providing technical consultancy services.

Direct costs also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our direct costs are attributable to depreciation of property, plant and equipment, direct labor (including share-based compensation) and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our direct costs, including costs of collection materials, processing and storage supplies, and collection fee, generally vary depending on the number of units processed at facilities. During the year ended March 31, 2017, a one-off consideration of RMB16.8 million from consultation service related to the usage of cord blood processing devices and consumables was recorded as a reduction of direct costs since the associated cord blood processing devices and consumables were consumed and included in direct costs.

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

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2018			2017		2016
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)

Revenues	149,343	936,768	100.0	759,978	100.0	662,999	100.0
Direct costs	(28,933)	(181,483)	(19.4)	(142,640)	(18.8)	(144,598)	(21.8)
Gross profit	120,410	755,285	80.6	617,338	81.2	518,401	78.2
Operating (expenses)/income, net
Research and development	(2,028)	(12,718)	(1.4)	(10,367)	(1.4)	(8,964)	(1.4)
Sales and marketing	(34,945)	(219,202)	(23.4)	(178,482)	(23.5)	(148,155)	(22.3)
General and administrative	(38,819)	(243,502)	(26.0)	(189,940)	(25.0)	(169,952)	(25.6)
Other operating income	—	—	—	26,316	3.5	—	—
Total operating expenses, net	(75,792)	(475,422)	(50.8)	(352,473)	(46.4)	(327,071)	(49.3)
Operating income	44,618	279,863	29.9	264,865	34.8	191,330	28.9
Other income/(expenses), net
Interest income	3,497	21,936	2.3	17,416	2.3	18,218	2.7
Interest expense	(519)	(3,257)	(0.3)	(119,418)	(15.7)	(107,967)	(16.3)
Foreign currency exchange gains/losses	21	133	0.0	(38)	(0.0)	(972)	(0.1)
Dividend income	101	634	0.1	45	0.0	49,198	7.4
Impairment loss on available-for-sale equity securities	—	—	—	(2,533)	(0.3)	(8,361)	(1.3)
Others	673	4,226	0.5	5,974	0.8	(113)	(0.0)
Total other income/(expenses), net	3,773	23,672	2.5	(98,554)	(12.9)	(49,997)	(7.6)
Income before income tax	48,391	303,535	32.4	166,311	21.9	141,333	21.3
Income tax expense	(9,989)	(62,656)	(6.7)	(37,622)	(4.9)	(50,000)	(7.5)
Net income	38,402	240,879	25.7	128,689	17.0	91,333	13.8

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Revenues

Revenues increased by 23.3% to RMB936.8 million ($149.3 million) for the year ended March 31, 2018 from RMB760.0 million for the year ended March 31, 2017. During the year ended March 31, 2018, processing fee and other revenues increased 27.0% to RMB611.6 million ($97.5 million) and storage fee revenues increased 16.9% to RMB325.2 million ($51.8 million). The increase in revenues was mainly contributed by the increased new subscriber sign-ups recorded during the year ended March 31, 2018. For the year ended March 31, 2018, 91,789 new subscribers were recruited, compared to 74,952 in the year ended March 31, 2017. Taking into account the reclassification of 5,211 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low, total units deposited by our subscribers increased to 661,618 as of March 31, 2018, compared to 575,040 as of March 31, 2017. There was no other material early termination recorded for the years ended March 31, 2017 and 2018.

For the year ended March 31, 2018, processing fee and other revenues and storage fee revenues accounted for approximately 65.3% and 34.7% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2017 in which processing fee and other revenues and storage fee revenues accounted for 63.4% and 36.6% of total revenues, respectively.

Direct Costs

Direct costs increased to RMB181.5 million ($28.9 million) for the year ended March 31, 2018 from RMB142.6 million in the year ended March 31, 2017. The increases in direct costs were mainly resulted from the increased raw materials costs and direct labour on the back of rising volume. For the year ended March 31, 2017, the Company received RMB16.8 million of consideration for rendering a consultation service and such consideration was recorded as a reduction of direct costs. No such consideration was recorded in the year ended March 31, 2018.

For the year ended March 31, 2018, variable costs and fixed costs accounted for approximately 70.1% and 29.9% of total direct costs, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2018, gross profit amounted to RMB755.3 million ($120.4 million), up 22.3% from RMB617.3 million for the year ended March 31, 2017. Gross margin for the year ended March 31, 2018 was 80.6%, compared to 81.2% in the year ended March 31, 2017 as the Company recorded a RMB16.8 million consideration for rendering a consultation service which was recorded as a reduction of direct costs in the year ended March 31, 2017. No such consideration was recorded in the year ended March 31, 2018.

Operating Expenses, Net

Total operating expenses increased to RMB475.4 million ($75.8 million) for the year ended March 31, 2018, compared to RMB352.5 million for the year ended March 31, 2017. It was largely attributable to the increase in share-based compensation, increased marketing and promotion expenses and sales force remuneration and incentives.

•                  Research and development expenses.  For the year ended March 31, 2018, we incurred research and development expenses of approximately RMB12.7 million ($2.0 million), compared to RMB10.4 million in the year ended March 31, 2017. Research and development expenses maintained at approximately 1.4% of revenues for the years ended March 31, 2017 and 2018, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell extraction, separation and preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB219.2 million ($34.9 million) for the year ended March 31, 2018, increased by 22.8% as compared to RMB178.5 million in the year ended March 31, 2017. Sales and marketing expenses rose as a result of our ongoing effort to attract new subscribers, as well as additional staff costs and performance incentives, and also in conjunction with the increase in new subscriber numbers. As a percentage of revenues, sales and marketing expenses were 23.4%, similar to that of last year. Included in sales and marketing expenses was share-based compensation expense of RMB17.4 million and a reversal of RMB1.5 million ($0.2 million) for the years ended March 31, 2017 and 2018, respectively. Such reversal recorded in the year ended March 31, 2018 was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees, partially offset by additional expenses charged on the RSUs granted during the first quarter of fiscal 2018 and upon the vesting of RSUs during the current year.

•                  General and administrative expenses.  For the year ended March 31, 2018, general and administrative expenses rose to RMB243.5 million ($38.8 million), compared to RMB189.9 million for the year ended March 31, 2017. The increase in general and administrative expenses was largely attributable to additional expenses charged upon the vesting of RSUs during the current year.

•                  Other operating income. For the year ended March 31, 2017, the Company entered into a collaboration agreement with Golden Meditech. Utilizing the Company’s existing donated cord blood samples resources, the Company provided Golden Meditech with exclusive access to certain data derived from a small portion of donated cord blood samples. In return, the Company received RMB26.3 million in cash and recorded the amount in other operating income. No such income was recorded during the year ended March 31, 2018.

Operating Income

As a result of the foregoing, operating income increased by 5.7% to RMB279.9 million ($44.6 million) for the year ended March 31, 2018 from RMB264.9 million for the year ended March 31, 2017.

Other Income/(Expenses), Net

For the year ended March 31, 2018, the Company recorded net other income of RMB23.7 million ($3.8 million), as compared to net other expenses of RMB98.6 million in the year ended March 31, 2017.

•                  Interest Income.  Interest income amounted RMB21.9 million ($3.5 million) in the current year, compared with RMB17.4 million in the year ended March 31, 2017.

•                  Interest Expense.  Interest expense for the year ended March 31, 2018 amounted to RMB3.3 million ($0.5 million), which was all related to convertible notes, compared to RMB119.4 million in the year ended March 31, 2017. The decrease was mainly because of the conversion of the Company’s convertible notes into ordinary shares in early April 2017 and no convertible notes related interest expense was incurred thereafter.

In October 2015, we borrowed RMB60.0 million from a commercial bank in PRC for one year. The loan bore a monthly fixed interest rate at 0.46%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB1.5 million in the years ended March 31, 2017. The loan was fully repaid in September 2016. As of March 31, 2017 and 2018, we did not have any bank borrowing.

•                  Dividend Income.  For the year ended March 31, 2017, no dividend income was received from the Company’s available-for-sale equity securities or other investment. For the year ended March 31, 2018, we recorded dividend income received from Cordlife Singapore of RMB0.6 million ($0.1 million).

•                  Impairment loss.  For the year ended March 31, 2017, we incurred impairment loss of RMB2.5 million on available-for-sale equity securities of ordinary shares held in LFC as our management considered that the decline in value on the investment in LFC was other-than-temporary. Therefore, impairment loss of RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, for the years ended March 31, 2017. No impairment loss was recorded for the year ended March 31, 2018.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2018 amounted to RMB303.5 million ($48.4 million), increased from RMB166.3 million for the year ended March 31, 2017.

Income Tax Expense

For the year ended March 31, 2018, we recorded an income tax expense of RMB62.7 million ($10.0 million), compared to RMB37.6 million for the year ended March 31, 2017, as the Company recorded a reversal of provision for income tax of RMB14.3 million in the year ended March 31, 2017

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2018 amounted to RMB240.9 million ($38.4 million), compared to RMB128.7 million for the year ended March 31, 2017.

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Revenues

Revenues increased by 14.6% to RMB760.0 million for the year ended March 31, 2017 from RMB663.0 million for the year ended March 31, 2016. During the year ended March 31, 2017, processing fee revenues increased 14.8% to RMB481.7 million and storage fee revenues increased 14.3% to RMB278.3 million. The increase in revenues was contributed by the increased new subscriber number and the enlarged accumulated subscriber base as of the year ended March 31, 2017, which was partly attributable to a relatively low comparison base in prior year and partly benefiting from our effective marketing and promotion initiatives to deepen penetration in our operating regions. For the year ended March 31, 2017, 74,952 new subscribers were recruited, compared to 62,909 in the year ended March 31, 2016. Taking into account the reclassification of 4,180 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low, total units deposited by our subscribers increased to 575,040 as of March 31, 2017, compared to 504,268 as of March 31, 2016. There was no other material early termination recorded for the years ended March 31, 2016 and 2017.

For the year ended March 31, 2017, processing fee and storage fee revenues accounted for approximately 63.4% and 36.6% of total revenues respectively, similar to the revenue structure for the year ended March 31, 2016 in which processing fee and storage fee revenues accounted for 63.3% and 36.7% of total revenues respectively.

Direct Costs

Direct costs decreased to RMB142.6 million for the year ended March 31, 2017 from RMB144.6 million in the year ended March 31, 2016. The increases in raw materials costs and direct labour were offset by the recognition of RMB16.8 million from a consultation service related to the usage of cord blood processing devices and consumables, which the Company purchased, were used and included in direct costs.

For the year ended March 31, 2017, variable costs and fixed costs accounted for approximately 64.5% and 35.5% of total direct costs, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2017, gross profit amounted to RMB617.3 million, up 19.1% from RMB518.4 million for the year ended March 31, 2016. Gross margin for the year ended March 31, 2017 was 81.2%, compared to 78.2% in the year ended March 31, 2016 due to revenues growth and lower direct costs.

Operating Expenses, Net

Total operating expenses increased to RMB352.5 million for the year ended March 31, 2017, compared to RMB327.1 million for the year ended March 31, 2016.

•                  Research and development expenses.  For the year ended March 31, 2017, we incurred research and development expenses of approximately RMB10.4 million, compared to RMB9.0 million in the year ended March 31, 2016. Research and development expenses maintained at approximately 1.4% of revenues for the years ended March 31, 2016 and 2017, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB178.5 million for the year ended March 31, 2017, increased by 20.5% as compared to RMB148.2 million in the year ended March 31, 2016. As a percentage of revenues, sales and marketing expenses were 23.5%, compared to 22.3% in the year ended March 31, 2016. Included in sales and marketing expenses was share-based compensation expense of RMB16.4 million and RMB17.4 million for the years ended March 31, 2016 and 2017, respectively. Sales and marketing expenses rose as a result of our ongoing effort to attract new subscribers, as well as additional staff costs and performance incentives, and also in conjunction with the increase in new subscriber numbers.

•                  General and administrative expenses.  For the year ended March 31, 2017, general and administrative expenses rose to RMB189.9 million, compared to RMB170.0 million for the year ended March 31, 2016. The increase in general and administrative expenses was largely attributable to rising staff costs as a result of increased staff count. Besides, RMB6.7 million write-off of accounts receivable was recorded in the year ended March 31, 2017 as the Company determined that the recoverability of the amounts due from 4,180 private cord blood banking subscribers was low. General and administrative expenses for the current year accounted for 25.0% as a percentage of revenues, compared with 26.6% for the prior year.

•                  Other operating income. For the year ended March 31, 2017, the Company entered into a collaboration agreement with Golden Meditech. Utilizing the Company’s existing donated cord blood samples resources, the Company provided Golden Meditech with exclusive access to certain data derived from a small portion of donated cord blood samples. In return, the Company received RMB26.3 million in cash and recorded the amount in other operating income.

Operating Income

As a result of the foregoing, operating income increased by 38.4% to RMB264.9 million for the year ended March 31, 2017 from RMB191.3 million for the year ended March 31, 2016.

Other Expenses, Net

For the year ended March 31, 2017, net other expenses increased to RMB98.6 million, as compared to RMB50.0 million in the year ended March 31, 2016.

•                  Interest Income.  Interest income amounted RMB17.4 million in the current year, compared with RMB18.2 million in the year ended March 31, 2016.

•                  Interest Expense.  Interest expense for the year ended March 31, 2017 amounted to RMB119.4 million. Interest expense and amortization of other costs related to the issuance of convertible notes amounted to RMB117.9 million for the year ended March 31, 2017, compared to RMB104.9 million in the year ended March 31, 2016. The increase was due to the compounding interest effect of the convertible notes and the translation difference arising from the depreciation of Renminbi against U.S. dollars.

In October 2015, we borrowed RMB60.0 million from a commercial bank in PRC for one year. The loan bore a monthly fixed interest rate at 0.46%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB3.1 million and RMB1.5 million in the years ended March 31, 2016 and 2017, respectively. The loan was fully repaid in September 2016. As of March 31, 2017, we did not have any bank borrowing.

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

•                  Impairment loss.  For the years ended March 31, 2016 and 2017, we incurred impairment loss of RMB8.4 million and RMB2.5 million, respectively, on available-for-sale equity securities of ordinary shares held in LFC. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of LFC, the period of time during which market value of the shares had been below cost and the current market conditions, our management considered that the decline in value on the investment in LFC up to September 30, 2015 and December 31, 2016 was other-than-temporary, impairment loss of RMB8.4 million and RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, for the years ended March 31, 2016 and 2017 respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2017 amounted to RMB166.3 million, increased from RMB141.3 million for the year ended March 31, 2016.

Income Tax Expense

For the year ended March 31, 2017, we recorded an income tax expense of RMB37.6 million, compared to RMB50.0 million for the year ended March 31, 2016. During the year ended March 31, 2016, we have provided RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million was made due to the change in management’s reinvestment plan in which all undistributed earnings of our PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. Excluding the effects of such provision and reversal for income taxes, effective tax rate for the year ended March 31, 2017 was 31.2%, similar to 31.7% for the year ended March 31, 2016.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2017 amounted to RMB128.7 million, compared to RMB91.3 million for the year ended March 31, 2016.

Liquidity and Capital Resources

As of March 31, 2018, we had cash and cash equivalents of RMB4,250.6 million ($677.6 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing and debt financing from institutional investors and banks. In October 2015, we borrowed a loan from Hangzhou Bank in the PRC for one year, commencing on October 9, 2015, to finance the purchase of raw materials. The loan was fully repaid in September 2016. As of March 31, 2017 and 2018, we do not maintain any credit facilities.

Our short-term liquidity requirements include funding of our need for working capital. We have relied principally on cash flow from operations, equity financing and debt financing for our short-term liquidity requirements. We generate our cash flow from operations primarily from collection of processing fees at the time of subscription and storage fees as long as our subscribers continue to renew their subscription contract over the 18-year period. Therefore, we enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for a period of 18 years. If we are unable to continue to increase our new subscriber sign-ups to compensate for the loss of payment of storage fees arising from early termination by our existing subscribers, our operating cash inflows may be adversely affected.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2018 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2018		2017	2016
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	130,528	818,762	637,632	580,997
Net cash used in investing activities	(10,598)	(66,477)	(90,575)	(16,480)
Net cash used in financing activities	(321)	(2,015)	(60,000)	(1,646)
Effect of foreign currency exchange rate change on cash and cash equivalents	(1,582)	(9,924)	14,785	8,896

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 28.4% to RMB818.8 million ($130.5 million) during the year ended March 31, 2018, compared to RMB637.6 million during the year ended March 31, 2017. The increase was mainly attributable to the increase in new subscriber number, especially subscribers who chose payment option two who paid an upfront payment for 18-year storage fees at the time of subscription. The increase was also driven by less coupon interest payment of the convertible notes, which were fully converted in April 2017, during the current year.

Net cash provided by operating activities increased by 9.7% to RMB637.6 million during the year ended March 31, 2017, compared to RMB581.0 million during the year ended March 31, 2016. The increase was mainly attributable to the followings: (i) the increase in new subscriber number, especially subscribers who chose payment option two who paid an upfront payment for 18-year storage fees at the time of subscription; (ii) the receipt of RMB16.8 million in cash for the consultation service rendered related to the usage of cord blood processing devices and consumables; (iii) the receipt of RMB26.3 million from the public bank collaboration project in which Golden Meditech was provided with an exclusive access to certain data derived from a small portion of donated cord blood samples. The positive effect of the abovementioned factors was partially offset by the coupon interest payment of the convertible notes during the year.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB66.5 million ($10.6 million) for the year ended March 31, 2018, primarily for the purchase of property, plant and equipment.

Net cash used in investment activities amounted to RMB90.6 million for the year ended March 31, 2017, primarily for the acquisition of an available-for-sale equity security, and the purchase of property, plant and equipment.

Net cash used in investment activities amounted to RMB16.5 million for the year ended March 31, 2016, primarily for the purchase of property, plant and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities was RMB2.0 million ($0.3 million) for the year ended March 31, 2018. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB60.0 million for the year ended March 31, 2017. The cash was used in the repayment of bank loan.

Net cash used in financing activities was RMB1.6 million for the year ended March 31, 2016. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Capital Expenditures

For the years ended March 31, 2016, 2017 and 2018 our capital expenditures consisted primarily of expenditures for our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired property, plant and equipment.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2018.

Contractual Obligation

	Less than 1 year	1–3 Years	3–5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Commercial commitments	6,200	12,400	7,650	21,067	47,317
Research and development	2,000	—	—	—	2,000
Operating lease obligations	1,315	26	—	—	1,341
Long-term debt obligations	—	61,853	58,048	240,837	360,738
	9,515	74,279	65,698	261,904	411,396

•                  Commercial commitments.  The commercial commitments primarily relate to the fees payable to PEKU and GWCH pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB3.0 million ($0.5 million) for a term of four years and a fixed annual amount of RMB3.2 million ($0.5 million) for a term of twenty years, respectively.

•                  Research and development.  We entered into an agreement with a research institution for the research and development of medical treatments that make use of cord blood stem cells. We are obligated to pay RMB2.0 million ($0.3 million).

•                  Operating leases.  The operating lease obligations relate to the lease agreements for leasing certain premises in the Zhejiang province.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 101.4, 102.0 and 101.6 in 2015, 2016 and 2017, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new revenue standard may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of adoption (modified retrospective method). The Company plans to apply the modified retrospective method to those contracts that are not completed contracts on April 1, 2018 upon the adoption of ASU 2014-09. The Company expects that there will be no impact on the retained earnings as of April 1, 2018 and no material impact on its consolidated financial statements and related disclosures as a result of the new adoption of this guidance.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends certain aspects of recognition, measurement, presentation and disclosure of financial statements. ASU 2016-01 requires all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investees). ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. To further clarify ASU 2016-01, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”), in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017, and June 15, 2018, are not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption is permitted. For the available-for-sale securities that are accounted for under the fair value method, the adoption of these amendments should be by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company anticipates that the adoption of this amendment will increase certain level of volatility of its other income/expense, net, as a result of the remeasurement of its equity securities.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. ASU 2017-01 should be applied prospectively on or after the effective date. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                            Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng (1)	46	Chief Executive Officer, Chairperson and Chief Executive Officer — Beijing Division
Albert Chen	42	Chief Financial Officer and Director
Ping Xu (5)	39	Non-executive Director
Mark D. Chen (1)(2)(3)(4)	50	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	54	Independent Non-executive Director
Jennifer J. Weng (2)(3)(4)	50	Independent Non-executive Director
Rui Arashiyama	59	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	64	Chief Technology Officer

(1)                                     Members of Nominating and Corporate Governance Committee

(2)                                     Members of Compensation Committee

(3)                                     Members of Audit Committee

(4)                                     Members of Special Committee

(5)                                     Appointed with effect from January 31, 2018

Ting Zheng, serves as our chief executive officer, chairperson of the Board and chairperson of the Nominating and Corporate Governance Committee. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of GCBC. Aside from overseeing the overall operation of GCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of GCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Ms. Zheng became a non-executive director of Golden Meditech starting from August 2012. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. With effect from April 1, 2017, Ms. Zheng also serves as the interim chief executive officer of the Beijing division.

Albert Chen, serves as our chief financial officer and a director. He is in charge of GCBC’s finance-related matters, including accounting and budget planning. He is also involved in GCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He had served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Ping Xu, serves as our non-executive director since January 31, 2018. He also serves as a Senior Vice President in Sanpower Group Co., Ltd. (“Sanpower”) from December 2014. In Sanpower, Mr. Xu is in-charge of cross-border merger and acquisition and on-shore and off-shore project financing activities. Mr. Xu is also the authorized representative of the executive partner of Nanjing Ying Peng. From 2011 to December 2014, Mr. Xu was a director of the investment banking division of Zhong De Securities (“Zhong De”) handling IPO sponsorship, share and debt issuance. Before joining Zhong De, Mr. Xu served in Jiangsu Guoxin Group. Mr. Xu holds a master’s degree of Financial Information and Capital Market from Fudan University and he graduated from Nanjing University majored in International Accounting.

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee and the Special Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. He has more than twenty years of experience in private equity investments in a wide range of industries globally including TMT, healthcare, and real estate through numerous investment vehicles that he has formed and managed. In 1998, Mr. Chen co-founded Easton Capital Investment Group, a New York based private equity investment firm focusing on US based life science venture investments. Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Ken Lu is a managing partner of Fort Hill Capital Limited (“Fort Hill”), an asset management company focusing on the global equity markets. Prior to Fort Hill, Dr. Lu was a managing director of Seres Asset Management Limited (“Seres”), an Asia-focused investment manager. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Techfaith Wireless Communication Technology Limited and China Biologic Products Inc., both listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

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

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. Currently Mr. Mark D. Chen and Mr. Albert Chen are Class A directors, Ms. Ting Zheng and Dr. Ken Lu are Class B directors, and Mr. Ping Xu and Ms. Jennifer J. Weng are Class C directors.

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

B.                                                                                    Compensation

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•                  Mr. Yuen Kam, who is our former chairman and director (resigned with effect from January 31, 2018);

•                  Ms. Ting Zheng, who is our chairperson (appointed with effect from January 31, 2018), chief executive officer of the Company and the Beijing division;

•                  Mr. Albert Chen, who is our chief financial officer and director;

•                  Ms. Yue Deng, who is our former chief executive officer of the Beijing division (resigned with effect from April 1, 2017);

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

For the fiscal years ended March 31, 2016, 2017 and 2018, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

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

•                  Severance benefits.  Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. On June 30, 2009, GCBC entered into service contracts with named executive officers and these officers are entitled to severance payments under certain circumstances. See “— Post-Acquisition Employment Agreements”.

•                  Share-based compensation.  On February 18, 2011, at our annual general meeting, our shareholders approved an Incentive Plan which was subsequently amended in August 2014. In December 2014, 7,300,000 RSUs were granted to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. During the years ended March 31, 2016 and 2017, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2016 and 2017. In March 2018, all the 7,300,000 RSUs were fully vested and no RSUs were issued and outstanding as of March 31, 2018. See “— Incentive Plan”.

Name and Principal Position	Year ended March 31,	Salary (1) $	Bonus (1) $	Total (1) $
Yuen Kam	2018	—	—	—
Chairman (2)	2017	—	—	—
	2016	—	—	—
Ting Zheng	2018	423,449	509,658	933,107
Chairperson (2) and Chief Executive Officer	2017	388,090	257,354	645,444
	2016	367,056	—	367,056
Albert Chen	2018	423,449	386,321	809,770
Chief Financial Officer	2017	388,090	257,354	645,444
	2016	367,056	—	367,056
Yue Deng (3)	2017	71,395	—	71,395
Chief Executive Officer — Beijing Division	2016	137,762	—	137,762
Rui Arashiyama	2018	256,508	254,829	511,337
Chief Executive Officer — Guangdong and Zhejiang	2017	249,617	257,354	506,971
Divisions	2016	255,816	—	255,816
Xin Xu	2018	135,040	45,015	180,055
Chief Technology Officer	2017	118,406	102,132	220,538
	2016	116,332	12,484	128,816

(1)                                     Ms. Ting Zheng and Mr. Albert Chen were paid by GCBC in Hong Kong dollars for the years ended March 31, 2016, 2017 and 2018. Ms. Yue Deng were partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiary for the years ended March 31, 2016 and 2017. Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2016, 2017 and 2018. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 30, 2018, which was HK$7.8484 to $1.00 and RMB6.2726 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

(2)                                     Mr. Yuen Kam resigned from his positions as Chairman and director of the board with effect as of January 31, 2018. With effect from January 31, 2018, Ms. Ting Zheng was appointed as Chairperson of the board.

(3)                                     Ms. Yue Deng resigned from her position as chief executive officer of Beijing division with effect on April 1, 2017.

Post-Acquisition Employment Agreements

On June 30, 2009, GCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng (resigned with effect from April 1, 2017), Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of GCBC. See “Key Information — Risk Factors — Risks Relating to Our Business — We may have anti-takeover provisions in our organizational documents that discourage a change of control.” Except for these service contracts, GCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws.

The four senior executive officers who are currently parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

The material terms under the employment agreements are as follows:

•                  The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.

•                  If the service contract is terminated by the executive within 30 days following a change of control of GCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million.

•                  GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.

•                  In all other cases, GCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the salary and guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

In the service contracts, each executive is required to hold, both during and after his or her service contract expires or is terminated, in strict confidence and not to use, except for GCBC’s benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of GCBC or the confidential information of any third party, including GCBC’s affiliated entities and its subsidiaries, that GCBC receives. Each executive is also required to disclose to GCBC and hold in trust for GCBC all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by GCBC, and to assign all of his or her interests in them to GCBC, and agreed that, while employed by GCBC and for a period of three years after termination of his or her employment, he or she will not serve, invest or assist in any business that competes with any significant aspect of GCBC business or solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with GCBC.

Finally, the contracts contain non-competition clauses, pursuant to which the executive may not engage in activities that compete with GCBC during the term of their employment with GCBC and for a period of one year after any termination of their employment with GCBC. Each executive is also required not to disclose to any third party any confidential information regarding GCBC or any of its subsidiaries or to accept or invest in any opportunity that is in line with its business operations, comes to them as a result of their employment with GCBC or involves any of its assets, unless approved by the Board.

Incentive Plan

On February 18, 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. As of March 31, 2016 and 2017, a total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. In March 2018, an aggregate of 7,300,000 RSUs granted were fully vested and no RSUs were issued and outstanding as of March 31, 2018.

The following table summarizes the RSUs fully vested to executive officers during the year ended March 31, 2018:

Name	No. of RSUs vested
Ting Zheng	1,969,202
Albert Chen	1,509,001
Rui Arashiyama	1,173,417
Xin Xu	104,167

C.                                                                                    Board Practices

As of the date of this report, our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee.

Audit Committee.  The Audit Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chairman of our Audit Committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

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

Compensation Committee.  The Compensation Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Mr. Chen is the chairman of our Compensation Committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director.

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

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee consists of Ms. Ting Zheng, Dr. Ken Lu and Mr. Mark D. Chen. Ms. Zheng is the chairperson of our Nominating and Corporate Governance Committee. Neither Dr. Lu nor Mr. Chen has any direct or indirect material relationship with GCBC other than as a director.

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

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employments by or fiduciary relationships with GCBC.

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

D.                                                                                    Employees

As of March 31, 2016, 2017 and 2018, we had 923, 1,059 and 1,196 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2018:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	211	355	165
Laboratory function	64	118	44
Management and administration	87	91	61
Total	362	564	270

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

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G or Forms 3, 4 and 5 filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after the date of this Proxy Statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Mark D. Chen (2)	220,000	*
Jennifer J. Weng (2)	220,000	*
All directors and executive officers as a group	220,000	*
Principal shareholders:
Nanjing Ying Peng Asset Management Co., Ltd. (3)	78,874,106	65.3%
Kent C. McCarthy (4)	16,125,700	13.3%
Magnum Opus International (PTC) Limited, as trustee (5)	7,080,000	5.9%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                     Percentages based on 120,824,742 shares outstanding as of July 23, 2018, excluding shares owned by us.

(2)                                     Includes 220,000 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark D. Chen. Ms. Jennifer Weng and Mr. Chen are married.

(3)                                     Includes (i) 77,260,927 ordinary shares held by Blue Ocean; and (ii) 1,613,179 ordinary shares held of record by GM Stem Cells in which GM Stem Cells has agreed to immediately transfer to Blue Ocean or its designee on demand. Nanjing Ying Peng beneficially owns 100% of the outstanding shares of Blue Ocean and Nanjing Ying Peng Asset Management Co., Ltd. (“Nanjing Ying Peng GP”) is the general partner and executive partner of Nanjing Ying Peng. As a result, each of Nanjing Ying Peng and Nanjing Ying Peng GP are deemed to be beneficial owners of the 78,874,106 ordinary shares beneficially owned by Blue Ocean. In addition, Mr. Yafei Yuan has the right to indirectly appoint three members out of five members of the investment committee of Nanjing Ying Peng, and as a result of the voting and disposition of the 78,874,106 ordinary shares beneficially owned by Nanjing Ying Peng being determined by such investment committee, Mr. Yafei Yuan may be deemed to beneficially own the 78,874,106 ordinary shares beneficially owned by Nanjing Ying Peng. Information derived from a Schedule 13D filed on February 8, 2018.

(4)                                     Includes (i) 2,686,300 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 12,751,500 ordinary shares and 528,500 derivative call rights held by JHMS Fund, LLC; and (iii) 159,400 ordinary shares held by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Mr. Kent C. McCarthy is the manager of Jayhawk Private Equity, LLC, which is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Mr. McCarthy is also the trustee of the Kent C. McCarthy Revocable Trust dated October 24, 2003. As a result, Mr. McCarthy is deemed to be beneficial owners of the securities owned of record by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Information derived from a 13G/A filed on February 13, 2018.

(5)                                     Magnum Trustee has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Albert Chen may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Chen.

As of June 30, 2018, 28.7% of our outstanding ordinary shares are held by 3 record holders in the United States.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Prior to the establishment of our Audit Committee in connection with the closing of the Business Combination, CCBS’s Board of Directors performed similar functions in approving related party transactions. GCBC’s Board of Directors reviewed each of the following related party transactions and has concluded that, in light of known circumstances, each transaction is in, and is consistent with, its best interests and its shareholders.

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a subsidiary of Golden Meditech and is engaged in manufacturing and sale of medical devices. The property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000 for a period of 5.5 years and expired in December 2014. In December 2014, the lease was further renewed at a monthly rental of RMB120,000 for a period of 5 years. The lease was terminated on April 1, 2016 and therefore, no rental expense was incurred during the year ended March 31, 2017 and the period from April 1, 2017 to January 31, 2018. Beijing Jingjing was no longer a related party to the Company since February 1, 2018.

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

Commercial Arrangement

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the years ended March 31, 2016, and 2017 and the period from April 1, 2017 to January 31, 2018, the Company purchased raw materials of RMB37.6 million, RMB36.4 million and RMB18.8 million ($3.0 million) from China Bright Group Co. Limited (“China Bright”), a subsidiary of Golden Meditech. Since February 1, 2018, Golden Meditech and China Bright were no longer related parties of the Company.

During the year ended March 31, 2017, the Company performed a consultation service related to the usage of cord blood processing devices and consumables and recorded RMB16.8 million as a reduction of direct costs. Golden Meditech is a distributor of such devices and consumables in the PRC and the Company is a customer of Golden Meditech. Since the consideration of the consultation service cannot be sufficiently separated from the Company’s purchases of such devices and consumables and the fair value of the benefit provided for cannot be reasonably estimated either, the consideration received from Golden Meditech was recorded as a reduction of direct costs as associated cord blood processing devices and consumables which the Company purchased from Golden Meditech were consumed and included in direct costs. The terms and conditions of the arrangement were reached through arm’s length negotiation.

During the year ended March 31, 2017, the Company entered into a collaboration agreement regarding a commercial arrangement with Golden Meditech. Utilizing the Company’s existing donated cord blood samples resources, the Company provided Golden Meditech with exclusive access to certain data derived from a small portion of donated cord blood samples, in return for a fee of RMB26.3 million. The terms and conditions of the arrangement were reached through arm’s length negotiation.

During the year ended March 31, 2018, the Company entered into a commercial arrangement with Golden Meditech for the purchase of raw materials and machineries for the automated stem cells extraction process. Prices for materials and machineries which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the period from April 1, 2017 to January 31, 2018, the Company purchased raw materials and machineries of RMB19.4 million ($3.1 million) from Beijing Jingjing, a subsidiary of Golden Meditech. Since February 1, 2018, Golden Meditech and Beijing Jingjing were no longer related parties of the Company.

Consultancy services

During the years ended March 31, 2016 and 2017 and the period from April 1, 2017 to January 31, 2018, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of Golden Meditech, to the Company for an amount of RMB4.1 million, RMB4.3 million and RMB4.5 million ($0.7 million), respectively. Since February 1, 2018, Golden Meditech (S) Pte Ltd. was no longer a related party of the Company.

License fee

During the period from April 1, 2015 to October 30, 2015 and the period from February 1, 2018 to March 31, 2018, Cordlife Singapore charged the Group a license fee for an amount of RMB0.3 million and nil respectively. For the period from October 31, 2015 to January 31, 2018, Cordlife Singapore was not a related party of the Company. Since February 1, 2018, Cordlife Singapore is a related party to the Company because Cordlife Singapore is deemed to be controlled by Mr. Yafei Yuan, the Company’s controlling shareholder.

C.                                                                                    Interests of Experts and Counsel

Not required.

ITEM 8.                        FINANCIAL INFORMATION

A.                                                                                    Consolidated Statements and Other Financial Information

See Item 18 for the consolidated statements.

Dividend policy

Payment of dividends is subject to the Board of Directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

On June 26, 2018, the Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip dividend at the election of the shareholder. The dividend will be payable on August 20, 2018 (but no later than August 24, 2018) to shareholders of record as of July 30, 2018. Any future payment of dividends will be subject to our Board of Directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

B.                                                                                    Significant Changes

None

ITEM 9.                        THE OFFER AND LISTING

A.                                                                                    Offer and Listing Details

The following tables set forth, for the periods indicated and through June 30, 2018, the high and low sale prices for GCBC’s shares as reported on the NYSE (See Item 9C for the dates that the securities were traded on each market).

	High	Low
Fiscal Annual Highs and Lows
2016	$7.65	$5.09
2017	6.66	4.42
2018	14.67	6.37
Fiscal Quarterly Highs and Lows
2016
First Quarter	7.22	5.09
Second Quarter	7.65	5.13
Third Quarter	6.45	6.00
Fourth Quarter	6.25	5.67
2017
First Quarter	6.33	5.71
Second Quarter	5.83	4.94
Third Quarter	6.34	4.42
Fourth Quarter	6.66	5.62
2018
First Quarter	9.77	6.37
Second Quarter	14.67	9.79
Third Quarter	12.35	9.24
Fourth Quarter	11.87	8.71
Monthly Highs and Lows
January 2018	10.41	8.71
February 2018	10.96	10.22
March 2018	11.87	10.17
April 2018	10.01	9.07
May 2018	10.04	9.28
June 2018	10.11	9.27

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2018, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 120,824,742 ordinary shares fully paid or credited as fully paid.

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

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

•                  persons that actually or constructively own 5% or more of our shares;

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

Tax Treatment of GCBC after the Redomestication and the Share Exchange

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to have applied to the Redomestication, then, among other things, GCBC, as the surviving entity, would have been subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Share Exchange, as if it were a domestic corporation.

After the completion of the Share Exchange, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona pursuant to the regulations under Section 7874) should have been considered as owning, by reason of owning (or being treated as owning) stock of Pantheon Arizona, less than 80% of the voting power and the value of the shares of GCBC (including any warrants treated as shares of GCBC pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not have applied to treat GCBC as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of comprehensive guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and Share Exchange, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Share Exchange for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would have been satisfied (and GCBC would have been treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona), by reason of owning (or being treated as owning) stock of Pantheon Arizona, would have owned all of the shares (including any warrants treated as shares) of GCBC immediately after the Redomestication. Although normal “step transaction” tax principles supported the view that the Redomestication and the Share Exchange should have been viewed together for purposes of determining whether Section 7874(b) was applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The discussion herein assumes that GCBC has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2018, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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

Moreover, backup withholding of U.S. federal income tax at a current rate of 24% generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

F.                                                                                     Dividends and Paying Agents

On June 26, 2018, the Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip dividend at the election of the shareholder. The dividend will be payable on August 20, 2018 (but no later than August 24, 2018) to shareholders of record as of July 30, 2018.  Continental Stock Transfer & Trust Company is the Company’s paying agent in respect of the dividend and a description of the procedures applicable for shareholders to receive the dividend is contained in the Company’s Scrip Dividend Scheme, a copy of which is filed herewith as Exhibit 15.3 and is available on the Company’s website.

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

We had cash and cash equivalents denominated in U.S. dollars of approximately $3.3 million as of March 31, 2018. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2018, we had cash and cash equivalents of RMB4,250.6 million ($677.6 million). We do not maintain any credit facilities as of March 31, 2018. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2018, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2018 from RMB15.1 million ($2.4 million) to RMB13.6 million ($2.2 million).

Equity Price Risk

As of March 31, 2018, we had available-for-sale equity securities of RMB153.9 million ($24.5 million). The available-for-sale equity securities mainly consist of our equity investment in Cordlife Singapore, which is a publicly traded company on the Singapore Exchange. As of March 31, 2018, we owned 10.1% equity interest in Cordlife Singapore. Investments in Cordlife Singapore is exposed to price fluctuations. As of March 31, 2018, there was total unrealized net holding gains of RMB62.6 million ($10.0 million) recorded in Cordlife Singapore.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2018. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of March 31, 2016, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In the first quarter of 2017, we initiated the transition from the Internal Control - Integrated Framework (1992) to the Internal Control - Integrated Framework (2013). Based on this assessment using criteria established in Internal Control - Integrated Framework (2013) issued by the COSO, our management concluded that our internal control over financial reporting was effective as of March 31, 2018.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2018.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Global Cord Blood Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and our report dated July 23, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Huazhen LLP

Beijing, China

July 23, 2018

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the audit of our annual financial statements for the years ended March 31, 2016, 2017 and 2018 was KPMG Huazhen LLP. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2018		2017	2016
	$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	1,037	6,503	5,858	5,961
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	1,037	6,503	5,858	5,961

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015, July 28, 2016, July 25, 2017and July 23, 2018, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016, July 28, 2017, July 25, 2018 and July 23, 2019 respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular number of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2018.

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

4.5	Summary Translation of Working Capital Loan Agreement, dated as of June 27, 2011, by and between Beijing Jiachenhong Biological Technologies, Co., Ltd. and Hua Xia Bank (3)
4.6	Promissory Note, as of June 30, 2009 (1)
4.7	Acquisition Agreement, dated February 24, 2010, between China Stem Cells (East) Company Limited, a subsidiary of the Registrant and Glorysun Holdings Group Limited (2)
4.8	English translation of Framework Agreement, dated September 15, 2010 between Zhejiang Provincial Blood Center and Beijing Cord Blood Hematopoietic Stem Cells Bank, a subsidiary of the Registrant (4)
4.9	2011 China Cord Blood Corporation Restricted Share Unit Scheme (5)
4.10	Marketing Collaboration Agreement, dated as of May 18, 2011, by and between Cordlife (Hong Kong) Ltd. and China Cord Blood Corporation (3)
4.11	Convertible Note Purchase Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 12, 2012 (6)
4.12	7% Senior Convertible Note issued to KKR China Healthcare Investment Limited due 2017 (6)
4.13	Registration Rights Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 27, 2012 (6)
4.14	Director Indemnification Agreement between China Cord Blood Corporation and Julian J. Wolhardt dated April 27, 2012 (6)
4.15	Indemnification Priority and Information Sharing Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated as of April 27, 2012 (6)
4.16	Convertible Note Purchase Agreement between China Cord Blood Corporation and Golden Meditech Holdings Limited dated September 18, 2012 (7)
4.17	7% Senior Convertible Note issued to Golden Meditech Holdings Limited due 2017 (7)
4.18	Registration Rights Agreement between China Cord Blood Corporation and Golden Meditech Holdings Limited dated October 3, 2012 (7)
4.19	Share Purchase Agreement, dated August 15, 2012, between China Cord Blood Corporation and Cordlife Group Limited (8)
4.20	Shares Repurchase Agreement, dated August 15, 2012, between China Stem Cells (South) Company Limited and Cordlife (Hong Kong) Limited (8)
4.21	Registration Rights Agreement between China Cord Blood Corporation and Cordlife Group Limited dated November 12, 2012 (8)
4.22	Director Indemnification Agreement between China Cord Blood Corporation and Jeremy Pinh Yee dated November 12, 2012 (8)
4.23	Shares Purchase Agreement, dated December 6, 2012, between Favorable Fort Limited and Cordlife Services (S) Pte. Ltd. (9)
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

4.26	2011 China Cord Blood Corporation Restricted Share Unit Scheme, as amended (11)
4.27	7% Senior Convertible Note issued to Magnum Opus International Holdings Limited due 2017 (12)

4.28	7% Senior Convertible Note issued to Cordlife Group Limited due 2017 (12)
4.29	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.30	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.31	Non-binding proposal letter from Golden Meditech Holdings Limited, dated April 27, 2015 (14)
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Huazhen LLP
15.2	Consent of Zhong Lun Law Firm
15.3	Scrip Dividend Scheme
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

(7)                                     Incorporated by reference to the report of foreign private issuer on Form 6-K filed by the Registrant on September 18, 2012 and October 3, 2012.

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

GLOBAL CORD BLOOD CORPORATION

July 23, 2018	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Global Cord Blood Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and subsidiaries (the “Company”) as of March 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 23, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ KPMG Huazhen LLP

Beijing, China

July 23, 2018

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2017	2018	2018
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		3,510,264	4,250,610	677,646
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; March 31, 2018: RMB58,227 (US$9,283))	3	112,533	107,818	17,188
Inventories	4	30,987	27,718	4,419
Prepaid expenses and other receivables	5	17,524	22,276	3,551
Total current assets		3,671,308	4,408,422	702,804

Property, plant and equipment, net	6	551,434	552,960	88,155
Non-current deposits	7	237,487	233,115	37,164
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; March 31, 2018: RMB69,713 (US$11,114))	3	135,148	101,809	16,231
Inventories	4	68,775	71,758	11,440
Intangible assets, net	8	106,686	102,065	16,272
Available-for-sale equity securities	9	200,790	153,882	24,532
Other investment	10	189,129	189,129	30,152
Deferred tax assets	17(c)	22,155	31,295	4,989
Total assets		5,182,912	5,844,435	931,739

LIABILITIES

Current liabilities
Convertible notes, net	14	1,031,154	—	—
Accounts payable		11,060	11,372	1,813
Accrued expenses and other payables	12	65,162	73,023	11,641
Deferred revenue	13	323,690	366,373	58,408
Amount due to a related party	20	4,679	—	—
Income tax payable		11,383	17,407	2,775
Total current liabilities		1,447,128	468,175	74,637

Non-current deferred revenue	13	1,569,579	1,874,014	298,762
Other non-current liabilities	12(i)	302,233	362,876	57,851
Deferred tax liabilities	17(c)	21,423	20,628	3,289
Total liabilities		3,340,363	2,725,693	434,539

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2017	2018	2018
		RMB	RMB	US$
EQUITY

Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 120,961,641 shares issued and 120,824,742 shares outstanding as of March 31, 2018	15(a)	50	83	13
Additional paid-in capital		936,417	2,053,866	327,434
Treasury stock, at cost (March 31, 2017 and 2018: 136,899 shares, respectively)	15(c)	(2,815)	(2,815)	(449)
Accumulated other comprehensive income/(loss)		24,428	(54,654)	(8,713)
Retained earnings		879,775	1,116,873	178,056
Total equity attributable to Global Cord Blood Corporation		1,837,855	3,113,353	496,341

Non-controlling interests		4,694	5,389	859

Total equity		1,842,549	3,118,742	497,200

Commitments and contingencies	24	—	—	—

Total liabilities and equity		5,182,912	5,844,435	931,739

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Year ended March 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$

Revenues	16	662,999	759,978	936,768	149,343
Direct costs	20(vi)	(144,598)	(142,640)	(181,483)	(28,933)
Gross profit		518,401	617,338	755,285	120,410

Operating (expenses)/income, net
Research and development		(8,964)	(10,367)	(12,718)	(2,028)
Sales and marketing		(148,155)	(178,482)	(219,202)	(34,945)
General and administrative		(169,952)	(189,940)	(243,502)	(38,819)
Other operating income from a related party	20(vii)	—	26,316	—	—
Total operating expenses, net		(327,071)	(352,473)	(475,422)	(75,792)

Operating income		191,330	264,865	279,863	44,618

Other (expenses)/income, net
Interest income		18,218	17,416	21,936	3,497
Interest expense		(107,967)	(119,418)	(3,257)	(519)
Foreign currency exchange (losses)/gains		(972)	(38)	133	21
Dividend income	9 & 10	49,198	45	634	101
Impairment loss on available-for-sale equity securities	9	(8,361)	(2,533)	—	—
Others		(113)	5,974	4,226	673
Total other (expenses)/income, net		(49,997)	(98,554)	23,672	3,773

Income before income tax		141,333	166,311	303,535	48,391

Income tax expense	17(a)	(50,000)	(37,622)	(62,656)	(9,989)
Net income		91,333	128,689	240,879	38,402

Net income attributable to non-controlling interests		(363)	(2,499)	(3,781)	(603)
Net income attributable to Global Cord Blood Corporation’s shareholders		90,970	126,190	237,098	37,799

Earnings per share:	19
- Basic		1.25	1.59	2.10	0.33
- Diluted		1.25	1.59	1.99	0.32

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments	(19,124)	(22,309)	(49,630)	(7,912)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the year	32,312	(40,575)	(29,619)	(4,722)
- Reclassification adjustment for loss included in net income	8,361	2,533	167	27
Total other comprehensive income/(losses)	21,549	(60,351)	(79,082)	(12,607)
Comprehensive income	112,882	68,338	161,797	25,795

Comprehensive income attributable to non-controlling interests	(363)	(2,499)	(3,781)	(603)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	112,519	65,839	158,016	25,192

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		Global Cord Blood Corporation shareholders
							Accumulated
		Share capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	income/(loss)	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2015		73,140,147	50	814,678	(136,899)	(2,815)	63,230	662,615	5,455	1,543,213
Net income		—	—	—	—	—	—	90,970	363	91,333
Other comprehensive income		—	—	—	—	—	21,549	—	—	21,549
Share-based compensation	18	—	—	58,976	—	—	—	—	—	58,976
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(1,646)	(1,646)
Balance as of March 31, 2016		73,140,147	50	873,654	(136,899)	(2,815)	84,779	753,585	4,172	1,713,425
Net income		—	—	—	—	—	—	126,190	2,499	128,689
Other comprehensive losses		—	—	—	—	—	(60,351)	—	—	(60,351)
Share-based compensation	18	—	—	62,763	—	—	—	—	—	62,763
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(1,977)	(1,977)
Balance as of March 31, 2017		73,140,147	50	936,417	(136,899)	(2,815)	24,428	879,775	4,694	1,842,549
Net income		—	—	—	—	—	—	237,098	3,781	240,879
Other comprehensive losses		—	—	—	—	—	(79,082)	—	—	(79,082)
Share-based compensation	18	—	—	83,322	—	—	—	—	—	83,322
Issuance of shares upon conversion of convertible notes	15(a)	40,521,494	28	1,034,132	—	—	—	—	—	1,034,160
Vesting of restricted share units scheme	15(a)	7,300,000	5	(5)	—	—	—	—	—	—
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(3,086)	(3,086)
Balance as of March 31, 2018		120,961,641	83	2,053,866	(136,899)	(2,815)	(54,654)	1,116,873	5,389	3,118,742

Balance as of March 31, 2018 - US$			$13	$327,434		$(449)	$(8,713)	$178,056	$859	$497,200

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Operating activities:
Net income		91,333	128,689	240,879	38,402
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of property, plant and equipment		(87)	(223)	(828)	(132)
Depreciation of property, plant and equipment	6	45,545	45,860	45,969	7,329
Amortization of intangible assets	8	4,621	4,621	4,621	737
Deferred income taxes	17(a)	(1,060)	(21,145)	(9,935)	(1,584)
Provision for doubtful accounts	3(c)	20,251	29,574	31,716	5,056
Interest on convertible notes		49,995	59,528	1,023	163
Amortization of debt issuance costs	14	3,712	3,947	690	110
Share-based compensation	18	58,684	62,241	84,268	13,434
Loss on trading securities		515	—	—	—
Impairment loss on available-for-sale equity securities	9	8,361	2,533	—	—
Loss on disposal of available-for-sale equity securities		—	—	167	27

Changes in operating assets and liabilities:
Trading securities		7,450	—	—	—
Accounts receivable		5,093	12,401	6,338	1,010
Inventories		(10,621)	(7,114)	286	46
Prepaid expenses and other receivables		(4,789)	7,023	(4,316)	(688)
Non-current deposits		11	12	9	1
Accounts payable		575	(991)	312	50
Accrued expenses and other payables		(28,866)	(2,541)	8,227	1,311
Deferred revenue		259,392	314,338	347,118	55,338
Amounts due to related parties		31,882	(49,879)	(4,679)	(746)
Income tax payable		(1,557)	2,859	6,024	960
Other non-current liabilities		40,557	45,899	60,873	9,704
Net cash provided by operating activities		580,997	637,632	818,762	130,528

Investing activities:
Purchase of property, plant and equipment		(16,630)	(24,693)	(67,066)	(10,692)
Proceeds from disposal of property, plant and equipment		150	272	372	59
Acquisition of available-for-sale equity securities	9	—	(66,154)	—	—
Proceeds from disposal of available-for-sale equity securities	9	—	—	217	35
Net cash used in investing activities		(16,480)	(90,575)	(66,477)	(10,598)

Financing activities:
Repayment of bank loan	11	(60,000)	(60,000)	—	—
Proceeds from bank loan	11	60,000	—	—	—
Payment for dividends to holder of non-controlling interests		(1,646)	—	(2,015)	(321)
Net cash used in financing activities		(1,646)	(60,000)	(2,015)	(321)

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	8,896	14,785	(9,924)	(1,582)

Net increase in cash and cash equivalents	571,767	501,842	740,346	118,027

Cash and cash equivalents at beginning of year	2,436,655	3,008,422	3,510,264	559,619

Cash and cash equivalents at end of year	3,008,422	3,510,264	4,250,610	677,646

Non-cash investing activity:
Payable for property, plant and equipment	235	572	—	—

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	52,967	57,506	66,567	10,612
Cash refund during the year for income taxes	350	1,598	—	—
Cash paid for interest	49,572	94,057	1,537	245

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)                                 Principal activities

Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2018, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange (the “NYSE”).

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

On March 16, 2018, the shareholders of the Company approved the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” through an extraordinary general meeting to better reflect the future development direction and business strategy of the Company. The Company’s ordinary shares commenced trading under the new name on the NYSE with effect from March 22, 2018.

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

2                                         Summary of significant accounting policies

(a)                                 Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2018 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2726, being the spot exchange rate of U.S. dollars in effect on March 30, 2018 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 30, 2018 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP and all U.S. dollars convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)                                 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2017 and 2018, cash and cash equivalents maintained in the PRC amounted to RMB3,432,022 and RMB4,175,205 (US$665,626), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2017		2018
	Original currency	RMB	Original currency	RMB

U.S. dollars	5,707	39,476	3,332	20,800
Australian dollars	1	6	1	5
Renminbi	3,432,042	3,432,042	4,175,223	4,175,223
Hong Kong dollars	43,679	38,735	67,439	53,964
Singapore dollars	1	5	129	618

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

(g)                                 Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or net realizable value on a weighted-average basis, and recognized as direct costs when revenue is recognized when the cord blood unit is delivered and the risk of loss is transferred to the recipient. Cost comprises direct materials, direct labor and an allocation of production overheads. Inventories that are not expected to be realized within 12 months from the balance sheet date are classified as non-current assets. Consumables and supplies are classified as current assets.

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

(j)                                    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2016, 2017 and 2018.

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

During the years ended March 31, 2016, 2017 and 2018, the Group offered its customers three payment options:

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

The recognition of storage revenue is ceased when the collectability of the storage fees from the customers is not reasonably assured due to delinquency of payment by the customers. During the years ended March 31, 2016, 2017 and 2018, the Group ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months.

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

(m)                              Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB35,477, RMB32,331 and RMB37,424 (US$5,966) for the years ended March 31, 2016, 2017 and 2018, respectively.

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

Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders, as adjusted to exclude any income or expenses related to dilutive ordinary equivalents shares by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of (i) the ordinary shares issuable upon the conversion of the convertible notes applying the if-converted method; and (ii) the ordinary shares issuable upon the vesting of the restricted share units (“RSU”) scheme applying the treasury stock method. Dilutive potential ordinary shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

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

(v)                                 Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new revenue standard may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of adoption (modified retrospective method). The Company plans to apply the modified retrospective method to those contracts that are not completed contracts on April 1, 2018 upon the adoption of ASU 2014-09. The Company expects that there will be no impact on the retained earnings as of April 1, 2018 and no material impact on its consolidated financial statements and related disclosures as a result of the new adoption of this guidance.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends certain aspects of recognition, measurement, presentation and disclosure of financial statements. ASU 2016-01 requires all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investees). ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. To further clarify ASU 2016-01, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”), in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017, and June 15, 2018, are not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption is permitted. For the available-for-sale securities that are accounted for under the fair value method, the adoption of these amendments should be by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company anticipates that the adoption of this amendment will increase certain level of volatility of its other income/expense, net, as a result of the remeasurement of its equity securities.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. ASU 2017-01 should be applied prospectively on or after the effective date. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

3                                         Accounts receivable, net

(a)                                 Accounts receivable consist of the following:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Accounts receivable	365,283	337,567	53,816
Less: Allowance for doubtful accounts	(117,602)	(127,940)	(20,397)
Total accounts receivable, net	247,681	209,627	33,419

Representing:

Current portion:
- Processing fees	71,343	71,476	11,394
- Storage fees	39,904	35,001	5,580
- Others	1,286	1,341	214
	112,533	107,818	17,188
Non-current portion:
- Processing fees	135,148	101,809	16,231
Total accounts receivable, net	247,681	209,627	33,419

Non-current accounts receivable as of March 31, 2018 are due for payment as follows:

	March 31, 2018
	RMB	US$
Fiscal years ending March 31,
2020	28,768	4,586
2021	26,132	4,166
2022	24,046	3,833
2023	23,385	3,728
2024 and thereafter	98,343	15,679
	200,674	31,992
Less: Unearned interest	(29,152)	(4,647)
Total non-current accounts receivable	171,522	27,345

(b)                                 An aging analysis of accounts receivable based on due date is as follows:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Not past due	248,865	210,009	33,480
Within one year past due	38,431	34,366	5,479
Between one to two years past due	35,556	35,742	5,698
Over two years past due	42,431	57,450	9,159
Total accounts receivable	365,283	337,567	53,816

(c)                                  An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Balance at beginning of year	83,835	100,894	117,602	18,749
Charged to allowance for doubtful accounts	20,251	29,574	31,716	5,056
Write-off charged against the allowance for the year	(3,192)	(12,866)	(21,378)	(3,408)
Balance at end of year	100,894	117,602	127,940	20,397

4                                         Inventories

Inventories consist of the following:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Current portion:
- Consumables and supplies	30,987	27,718	4,419

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	68,775	71,758	11,440
Total current and non-current inventories	99,762	99,476	15,859

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no write-down for inventories was made during the years ended March 31, 2016, 2017 and 2018.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon delivery of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2018, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 18 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2016, 2017 and 2018.

5                                         Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Prepaid expenses	12,257	13,060	2,082
VAT tax receivables	1,036	2,062	329
Other receivables	4,231	7,154	1,140
Total prepaid expenses and other receivables	17,524	22,276	3,551

Other receivables mainly include advance payments to employees and current rental deposits.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Buildings	593,369	598,832	95,468
Leasehold improvements	14,864	14,864	2,370
Machineries	154,359	167,310	26,673
Motor vehicles	17,152	18,210	2,903
Furniture, fixtures and equipment	44,266	50,940	8,121
Construction-in-progress	2,806	10,931	1,743
	826,816	861,087	137,278
Less: Accumulated depreciation	(275,382)	(308,127)	(49,123)
Total property, plant and equipment, net	551,434	552,960	88,155

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Direct costs	29,812	29,883	30,055	4,792
Research and development	1,118	1,372	1,138	181
Sales and marketing	3,070	3,051	3,217	513
General and administrative	11,545	11,554	11,559	1,843
Total depreciation expense	45,545	45,860	45,969	7,329

7                                         Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2017	2018	2018
		RMB	RMB	US$

Investment deposit	(i)	232,824	210,088	33,493
Deposit for purchase of machineries		4,663	23,027	3,671
Total non-current deposits		237,487	233,115	37,164

Note:

(i)                         The Group previously entered into a Letter of Intent with a third party (the “Potential Seller”) for a potential acquisition of the equity interests in a company in the healthcare industry with a refundable earnest money deposit of US$33,660. Due to the change in circumstances, the parties entered into a subsequent agreement in May 2017 regarding the return of the earnest money deposit, with the Potential Seller providing a performance guarantee to the Company.

8                                         Intangible assets, net

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	22,101
Less: Accumulated amortization	(31,942)	(36,563)	(5,829)
Total intangible assets, net	106,686	102,065	16,272

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$155) for the years ended March 31, 2016, 2017 and 2018, respectively. The operating right is subject to renewal and the next renewal is due in May 2021.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$582) for the years ended March 31, 2016, 2017 and 2018, respectively. The operating right is subject to renewal and the next renewal is due in September 2019.

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

The Group engaged independent third-party valuation firms in determining the fair values of the cord blood bank operating rights during the acquisitions. The fair values of the cord blood bank operating rights were determined using an income approach and considered assumptions (including turnover rate) that a market participant would make consistent with the highest and best use of the asset by market participants. The periods of expected cash flows used to measure the fair values of the cord blood bank operating rights were thirty years. Without evidence to the contrary, the Group expects that the cord blood bank operating rights will be renewed at the same rate as a market participant would expect, and no other factors would indicate a different useful life is more appropriate. Accordingly, in the absence of other entity-specific factors, the useful life of the cord blood bank operating rights was determined to be thirty years.

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2018 are:

	March 31, 2018
	RMB	US$
Fiscal years ending March 31,
2019	4,621	737
2020	4,621	737
2021	4,621	737
2022	4,621	737
2023	4,621	737
2024 and thereafter	78,960	12,587
Total amortization expenses	102,065	16,272

9                                         Available-for-sale equity securities

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Listed equity securities
Life Corporation Limited - listed on Australian Securities Exchange	214	—	—
Cordlife Group Limited - listed on Singapore Exchange	131,479	91,632	14,608
	131,693	91,632	14,608

Listed fund investment	69,097	62,250	9,924
	200,790	153,882	24,532

As of March 31, 2017, the Group held 8,122,222 ordinary shares in Life Corporation Limited (“LFC”). LFC is principally engaged in the provision of funeral and related services and is listed on the Australian Securities Exchange (delisted on January 24, 2018). As of March 31, 2017, the Group’s equity interest in LFC was 11.4%. In February 2018, the Group disposed of its entire equity interest in LFC at a consideration of RMB217 (US$35) to an independent third party.

During the years ended March 31, 2016 and 2017, the Group recorded impairment loss on available-for-sale equity securities of RMB8,361 and RMB2,533 respectively, which were related to the Group’s investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB8,361 and RMB2,533 was recognized in earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017 respectively. No impairment loss was recorded for the year ended March 31, 2018.

As of March 31, 2017, and 2018, the Group held 25,516,666 ordinary shares in CGL. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines, and is listed on the Singapore Exchange. As of March 31, 2017, and 2018, the Group’s equity interest in CGL was 9.8% and 10.1%, respectively.

During the year ended March 31, 2017, the Group made an investment in industry specific fund for US$10,000 (RMB66,154). Such fund investments are classified as available-for-sale equity securities since the Group has no immediate intention to sell them and they have readily determinable fair value.

Dividends received from CGL during the years ended March 31, 2016, 2017 and 2018 of RMB17,007, nil and RMB634 (US$101), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

As of March 31, 2017, the cost basis of the available-for-sale equity securities was RMB100,597, total unrealized holding losses of LFC was RMB185, total unrealized holding gains of CGL was RMB92,025 and total unrealized holding losses of other investment was RMB72. The aggregate fair value was RMB200,790 as of March 31, 2017.

As of March 31, 2018, the cost basis of the available-for-sale equity securities was RMB100,213 (US$15,976), total unrealized holding gains of CGL was RMB62,613 (US$9,982) and total unrealized holding losses of other investment was RMB297 (US$47). The aggregate fair value was RMB153,882 (US$24,532) as of March 31, 2018.

10                                  Other investment

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Unlisted equity securities, at cost	189,129	189,129	30,152

As of March 31, 2017 and 2018, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, the investment is stated at cost as the equity interests do not have a readily determinable fair value. The Group performed an impairment assessment based on Qilu Stem Cells’s operational performance, local demographic trend and the economic environment of the Shandong province and no impairment indicator was identified for the years ended March 31, 2017 and 2018, respectively.

Dividend declared and paid by Qilu Stem Cells during the year ended March 31, 2016 of RMB31,800 were recognized in dividend income in the consolidated statements of comprehensive income. No dividend income was received from Qilu Stem Cells during the years ended March 31, 2017 and 2018.

11                                  Bank loan

On October 9, 2015, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bore a monthly fixed interest rate at 0.46%. The Group repaid the bank loan in full on September 13, 2016.

12                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2017	2018	2018
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	28,348	33,232	5,298
Other tax payables		4,365	1,802	287
Accrued salaries, bonus and welfare expenses		8,770	17,524	2,794
Accrued consultancy and professional fees		4,961	4,785	763
Payable for property, plant and equipment		1,098	712	114
Other payables	(ii)	17,620	14,968	2,385
Total accrued expenses and other payables		65,162	73,023	11,641

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

13                                  Deferred revenue

(a)                                 Deferred revenue consists of the following:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Payments by customers prior to completion of cord blood processing services	129,880	128,192	20,437
Unearned storage fees	1,763,389	2,112,195	336,733
Total current and non-current deferred revenue	1,893,269	2,240,387	357,170

Representing:
Current portion	323,690	366,373	58,408
Non-current portion	1,569,579	1,874,014	298,762
Total current and non-current deferred revenue	1,893,269	2,240,387	357,170

(b)                                 An analysis of the unearned storage fees is as follows:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Balance at beginning of year	1,232,243	1,482,074	1,763,389	281,126
Deferred revenue arising from new customers	493,354	559,588	674,015	107,453
Credited to income	(243,523)	(278,273)	(325,209)	(51,846)
Balance at end of year	1,482,074	1,763,389	2,112,195	336,733

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

On October 3, 2012, the Company completed the sale of aggregate US$50,000 senior unsecured convertible notes to Golden Meditech Holdings Limited (“GMHL”), which was a major shareholder of the Company at that time (the “GM Notes”). The GM Notes carry a 7% coupon interest rate and are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$50,000 and incurred debt issuance costs of RMB4,258 from the issuance of the GM Notes. The GM Notes are senior unsecured obligations, maturing on October 3, 2017 and are not redeemable prior to their maturity at the Company’s option. The GM Notes are convertible at any time in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the GM Notes that is calculated to provide a 12% IRR.

In November 2014, GMHL completed the sale of the GM Notes of US$50,000 in aggregate principal amount to CGL and Magnum Opus International Holdings Limited (“Magnum”), a private vehicle that is controlled by the Company’s former chairman, for a total consideration of US$88,090. As a result, CGL and Magnum became the holders of the GM Notes and each of them held US$25,000 of the GM Notes. All terms and conditions of the GM Notes remain the same after the transfer from GMHL to CGL and Magnum, except for the change of holder name on the convertible notes and the denomination of the fair value of the convertible notes from US$50,000 to US$25,000.

In May 2015, GMHL entered into a purchase agreement with CGL and Magnum to acquire the GM Notes at a consideration of US$61,677 and US$61,896, respectively. The acquisitions of the GM Notes from CGL and Magnum were completed in November and December 2015, respectively, and the GM Notes were subsequently transferred to Golden Meditech Stem Cells (BVI) Company Limited (“GMSC”), a wholly owned subsidiary of GMHL.

In August 2015, BCHIL transferred the KKR Notes to Excellent China Healthcare Investment Limited (“ECHIL”). On the same day, Magnum Opus 2 International Holdings Limited (“MO2”), an entity wholly owned by the Company’s former chairman, acquired from BCHIL the KKR Notes through the acquisition of all the issued and outstanding shares of ECHIL, which is the holder of the KKR Notes and a wholly owned subsidiary of BCHIL.

In January 2016, GMHL acquired from ECHIL the KKR Notes and subsequently transferred the KKR Notes to its wholly owned subsidiary, GMSC.

In April 2017, GMSC exercised the conversion of the KKR Notes and GM Notes (collectively the “Notes”) of US$115,000 in aggregate principal amount at a conversion price of US$2.838 per share, which resulted in the issuance of 40,521,494 ordinary shares of the Company. Subsequent to such conversion, the Company has no outstanding convertible notes.

The carrying amounts of the Notes, net as of March 31, 2017 and 2018 are summarized in the following table:

	March 31,
	2017	2018	2018
	RMB	RMB	US$

Principal amount of the KKR Notes	449,608	—	—
Principal amount of the GM Notes	345,852	—	—
Cumulative interest payables	236,389	—	—
Less: Unamortized debt issuance costs	(695)	—	—
Convertible notes, net	1,031,154	—	—

The Company has determined that the conversion feature embedded in the Notes should not be bifurcated and accounted for as a derivative pursuant to ASC 815, Derivatives and Hedging (“ASC 815”), since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. The Company has determined that the embedded put options that can accelerate the repayment of the Notes and contingent interest feature are clearly and closely related to the debt host contract and are not separately accounted for as a derivative pursuant to the ASC 815. Further, since the conversion price of the Notes exceeded the market price of the Company’s ordinary shares on the date of commitment, there was no beneficial conversion feature.

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

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

KKR Notes interest incurred	57,807	65,130	1,454	232
GM Notes interest incurred	43,399	48,863	1,113	177
Amortization of debt issuance costs	3,712	3,947	690	110
Total interest expense	104,918	117,940	3,257	519

15                                  Shareholders’ equity

(a)                                 Share capital

As of March 31, 2016 and 2017, the Company had 73,003,248 shares outstanding and 73,140,147 shares issued. During the year ended March 31, 2018, the Company issued 40,521,494 ordinary shares upon the conversion of the Notes in April 2017 (Note 14). In addition, 7,300,000 outstanding RSUs were fully vested and resulted in an increase of 7,300,000 shares outstanding (Note 18). As a result, as of March 31, 2018, the Company’s outstanding and issued shares increased to 120,824,742 and 120,961,641 respectively.

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

Aggregated transfers of RMB16,443, RMB1,964 and RMB16,326 (US$2,603) have been made to the statutory surplus reserve by Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou for the years ended March 31, 2016, 2017 and 2018, respectively. Accumulated statutory surplus reserve as of March 31, 2017 and 2018 amounted to RMB127,815 and RMB144,141 (US$22,979), respectively.

(c)                                  Share repurchase program

During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL (Note 1(b)). As of March 31, 2017 and 2018, the remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 25, 2017 and July 23, 2018, the Board of Directors approved a new share repurchase program in the aggregate amount of $20,000 for 12 months until July 25, 2018 and July 23, 2019, respectively. During the years ended March 31, 2017 and 2018, the Company did not repurchase any of its shares under the new share repurchase programs.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cord blood processing fees	415,000	477,243	604,502	96,372
Cord blood storage fees	243,523	278,273	325,209	51,846
Fees derived from the provision of donated cord blood for transplantation and research and others	4,476	4,462	7,057	1,125
Total revenues	662,999	759,978	936,768	149,343

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2016, 2017 and 2018. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In January 2015, Beijing Jiachenhong received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. In February 2018, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019.

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

In January 2016, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017. Zhejiang Lukou is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2018 to December 31, 2020.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. During the year ended March 31, 2017, a reversal of withholding income tax of RMB14,300 was made due to the change in management’s future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. There was no change on the Company’s reinvestment plan in the year ended March 31, 2018. As of March 31, 2018, such undistributed earnings that may be subject to the withholding tax amounted to RMB1,977,506 (US$315,261) and the related unrecognized deferred tax liability was RMB197,751 (US$31,526).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

The PRC	323,510	365,448	435,576	69,441
Non-PRC
- Hong Kong	405	(36)	(45)	(7)
- British Virgin Islands	8,288	(2,985)	(56)	(9)
- Cayman Islands	(190,870)	(196,116)	(131,940)	(21,034)
Income before income tax expense	141,333	166,311	303,535	48,391

(a)                                 Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Current tax expense	51,060	58,767	72,591	11,573
Deferred tax expense	(1,060)	(21,145)	(9,935)	(1,584)
Total income tax expense	50,000	37,622	62,656	9,989

(b)                                 Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Income before income tax expense	141,333	166,311	303,535	48,391

Computed “expected” tax expense	35,333	41,578	75,884	12,098
Non-PRC entities not subject to income tax
- Hong Kong	(101)	9	11	2
- British Virgin Islands	(2,072)	746	14	2
- Cayman Islands	47,717	49,029	32,985	5,258
PRC dividend withholding tax	5,200	(14,300)	—	—
Non-taxable income	(7,950)	—	—	—
Preferential tax rates	(33,049)	(39,931)	(49,093)	(7,826)
Others	4,922	491	2,855	455
Actual income tax expense	50,000	37,622	62,656	9,989

(c)                                  Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	17,850	21,086	3,362
Non-current accounts receivable	12,003	11,725	1,869
Inventories	2,273	7,410	1,181
Others	881	1,713	273
Deferred tax assets	33,007	41,934	6,685

Deferred tax liabilities:
Deferred revenue	(67)	(57)	(9)
Property, plant and equipment	(5,536)	(5,694)	(908)
Intangible assets	(26,672)	(25,516)	(4,068)
Deferred tax liabilities	(32,275)	(31,267)	(4,985)

Net deferred tax assets	732	10,667	1,700

Classification on consolidated balance sheets:
Deferred tax assets	22,155	31,295	4,989
Deferred tax liabilities	(21,423)	(20,628)	(3,289)
Net deferred tax assets	732	10,667	1,700

For the years ended March 31, 2016, 2017 and 2018, the Group did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2013 to 2017 are open to examination by the PRC state and local tax authorities.

18                                  Share-based compensation

At the annual general meeting of the Company on February 18, 2011 (the “Adoption Date”), the shareholders of the Company approved a RSU scheme for the purpose of attracting and retaining skilled and experienced personnel. Certain administrative provisions of the RSU scheme were subsequently amended by the Board of Directors of the Company in August 2014. The RSU scheme will be valid and effective for a period of ten years commencing from the Adoption Date of the RSU Scheme.

On December 15, 2014 (the “Grant Date”), the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees (the “RSU Grantees”) under the RSU scheme. The RSUs will be vested in whole at any time during its valid period, subject to the fulfilment of certain operational and/or financial performance targets as set by relevant committee of the Company’s Board of Directors. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of the Company. The RSUs are exercisable only if the RSU Grantees remained employed by the Company. The fair value of each RSU is US$4.15, which was based on the market price of the ordinary shares of the Company at the Grant Date. During the years ended March 31, 2016 and 2017, the RSUs granted had not been vested. There were 7,300,000 RSUs outstanding and nil exercisable as of March 31, 2017 with a weighted average remaining contract life of 1 year.

During the year ended March 31, 2018, 1,000,000 RSUs were cancelled upon the resignation of one of the grantees. Previously recognized share-based compensation expense was therefore written back in the year ended March 31, 2018.

In May 2017 (the “Second Grant Date”), 1,000,000 additional RSUs were issued to the RSU Grantees under the RSU scheme. The RSUs will be vested in whole at any time during its valid period, subject to the fulfilment of certain operational and/or financial performance targets as set by relevant committee of the Company’s Board of Directors. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of the Company. The RSUs are exercisable only if the RSU Grantees remained employed by the Company. The fair value of each RSU is US$7.68, which was based on the market price of the ordinary shares of the Company at the Second Grant Date.

During the year ended March 31, 2018, all 7,300,000 RSUs outstanding were fully vested. As of March 31, 2018, no RSU was issued and outstanding.

Share-based compensation expense recognized for RSUs is allocated to the following expense items:

	Year ended March 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Direct costs	1,475	1,565	1,920	306
Sales and marketing	16,413	17,408	(1,534)	(245)
General and administrative	40,796	43,268	83,882	13,373
Total share-based compensation expense	58,684	62,241	84,268	13,434

19                                  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2016, 2017 and 2018:

		Year ended March 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		90,970	126,190	237,098	37,799
Earnings allocated to participating convertible notes	(i)	—	(10,019)	—	—

Net income for basic and diluted net income per share		90,970	116,171	237,098	37,799

Denominator:
Weighted average ordinary shares outstanding for basic net income per share		73,003,248	73,003,248	112,938,635	112,938,635
Dilutive effect of RSUs	(ii)	—	—	6,390,797	6,390,797
Weighted average ordinary shares outstanding for diluted net income per share		73,003,248	73,003,248	119,329,432	119,329,432

Earnings per share
- Basic		1.25	1.59	2.10	0.33
- Diluted	(ii)	1.25	1.59	1.99	0.32

Notes:

(i)                         The outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the year ended March 31, 2017 in both basic and diluted net income per share computation. For the years ended March 31, 2016 and 2018, as there were no excess cash dividend, no earnings were allocated to participating convertible notes. All outstanding convertible notes were fully converted into the Company’s ordinary shares in the year ended March 31, 2018.

(ii)                      For the year ended March 31, 2018, dilutive potential ordinary shares included 6,390,797 weighted average incremental shares of the RSUs applying the treasury stock method. During the years ended March 31, 2016 and 2017, the Company had potential dilutive ordinary shares of 7,300,000 represented shares issuable upon vesting of the RSUs, which were excluded from diluted earnings per share computation as the performance condition was not met at each of the year end. During the years ended March 31, 2016, 2017 and 2018, the Company had potentially dilutive ordinary shares of 40,521,494 representing shares issuable upon conversion of the outstanding convertible notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted earnings per share computation because their effects would have been anti-dilutive.

20                                  Related party transactions

For the years presented, the principal related party transactions and amounts due to related parties are summarized as follows:

		Year ended March 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$

Rental of properties	(i)	1,440	—	—	—
Purchase of raw materials	(ii)	37,556	36,405	18,759	2,991
Purchase of raw materials and machineries	(iii)	—	—	19,419	3,096
Consultancy expenses	(iv)	4,078	4,337	4,481	714
Interest expenses	14	78,014	113,993	2,567	409
License fee	(v)	317	—	—	—
Consultancy income	(vi)	—	16,786	—	—
Data access income	(vii)	—	26,316	—	—

		March 31,
	Note	2017	2018	2018
		RMB	RMB	US$

Current liability:
Amount due to a related party	(ii)	4,679	—	—

Notes:

(i)                         During the year ended March 31, 2016, Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, leased a property to the Group under an operating lease. The monthly rental was RMB120 and does not include contingent rentals. The lease was terminated on April 1, 2016 and therefore, no rental expense was incurred during the years ended March 31, 2017 and 2018.

(ii)                      During the years ended March 31, 2016 and 2017 and the period from April 1, 2017 to January 31, 2018, the Group purchased raw materials from China Bright Group Co. Limited (“China Bright”), a subsidiary of GMHL, of RMB37,556, RMB36,405 and RMB18,759 (US$2,991), respectively. Since February 1, 2018, China Bright was no longer a related party of the Group.

(iii)                   During the period from April 1, 2017 to January 31, 2018, the Group purchased raw materials and machineries from Beijing Jingjing of RMB19,419 (US$3,096). Since February 1, 2018, Beijing Jingjing was no longer a related party of the Group.

(iv)                  During the years ended March 31, 2016 and 2017 and the period from April 1, 2017 to January 31, 2018, consultancy services were provided by Golden Meditech (S) Pte Ltd. (“GM(S)”), a subsidiary of GMHL, to the Group for an amount of RMB4,078, RMB4,337 and RMB4,481 (US$714), respectively. Since February 1, 2018, GM(S) was no longer a related party of the Group.

(v)                     During the period from April 1, 2015 to October 30, 2015 and the period from February 1, 2018 to March 31, 2018, CGL charged the Group a license fee for an amount of RMB317 and nil, respectively. During the period from October 31, 2015 to January 31, 2018, CGL was not a related party of the Group. CGL became a related party of the Group after February 1, 2018.

(vi)                  During the year ended March 31, 2017, the Company performed a consultation service related to the usage of cord blood processing devices and consumables and recorded RMB16,786 as a reduction of direct costs. GMHL is an exclusive distributor of such devices and consumables in the PRC and the Company is a major customer of GMHL. Since the consideration of the consultation service cannot be sufficiently separated from the Company’s purchases of such devices and consumables and the fair value of the benefit provided for cannot be reasonably estimated either, the consideration received from GMHL was recorded as a reduction of direct costs as associated cord blood processing devices and consumables which the Company purchased from GMHL were consumed and included in direct costs in prior years.

(vii)               During the year ended March 31, 2017, the Company entered into a collaboration agreement with GMHL. Utilizing the Company’s existing donated cord blood samples resources, the Company provided GMHL with exclusive access to certain data derived from a small portion of donated cord blood samples and has no further obligation to GMHL, in return for a fee of RMB26,316.

21                                  Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB20,581, RMB24,495 and RMB30,518 (US$4,865) for the years ended March 31, 2016, 2017 and 2018 respectively, were charged to expense in the consolidated statements of comprehensive income.

For the years ended March 31, 2016, 2017 and 2018, 55%, 55% and 57% of costs of employee benefits were recorded in sales and marketing expenses respectively, with the remaining portion of the contributions recorded in general and administrative expenses, direct costs and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Available-for-sale equity securities - based on quoted market prices on the last trading value as of March 31, 2018. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, prepaid expenses and other receivables, accounts payable, accrued expenses and other payables, amounts due to related parties and short-term bank loan) - cost approximates their respective fair values due to their short-term nature.

Convertible notes - the estimated fair value was US$278,254 as of March 31, 2017 based on the level 3 valuation technique as compared to a carrying amount (before deducting unamortized debt issuance costs) of RMB1,031,849 as of March 31, 2017. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

23                                  Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and accounts receivable due from customers are individually immaterial. The Group derives a substantial portion of net revenues from the entities in the Beijing municipality, Guangdong and Zhejiang provinces. Revenues derived from the subsidiary in the Beijing municipality accounted for 31.6%, 28.8% and 23.7% of net revenues for the years end March 31 2016, 2017 and 2018, respectively. Revenues derived from the subsidiary in the Guangdong province accounted for 58.8%, 58.7% and 62.0% of net revenues for the years end March 31 2016, 2017 and 2018, respectively. Revenues derived from the subsidiary in the Zhejiang province accounted for 9.6%, 12.5% and 14.3% of net revenues for the years end March 31 2016, 2017 and 2018, respectively. As a result of this geographic concentration, the results of operations are significantly affected by economic conditions in the Beijing municipality, Guangdong and Zhejiang provinces. Furthermore, any change in number of newborns in the Beijing municipality, Guangdong and Zhejiang provinces could significantly impact our operations. Deterioration in economic conditions in these markets could decrease the demand for our business, which in turn could negatively impact our operations and business prospects.

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

		Year ended March 31,
Suppliers	Note	2016		2017		2018
		RMB	%	RMB	%	RMB	US$	%

China Bright Group Co. Limited		37,556	49	36,405	52	18,759	2,991	24
Hangzhou Baitong Biological Technology Co., Ltd.	(i)	—	—	—	—	7,670	1,223	10
Beijing Chengmao Xingye Technology Development Co., Ltd.	(i)	—	—	—	—	7,711	1,229	10
Total		37,556	49	36,405	52	34,140	5,443	44

Note:

(i)                                     The purchases from Hangzhou Baitong Biological Technological Co., Ltd. and Beijing Chengmao Xingye Technology Development Co., Ltd. were less than 10% of our gross purchases for the year ended March 31, 2016 and 2017, respectively.

The following are individual accounts payable due to major suppliers that exceeded 10% of outstanding accounts payable balance in the respective years:

	March 31,
	2017		2018
	RMB	%	RMB	US$	%

Beijing Probe Biological Technology Co., Ltd.	—	—	1,141	182	10

24                                  Commitments and contingencies

(a)                                 Operating lease commitments

For the years ended March 31, 2016, 2017 and 2018, total rental expenses for operating leases were RMB4,898, RMB2,859 and RMB3,483 (US$555), respectively.

The total future minimum payments under non-cancellable operating leases of rental arrangements as of March 31, 2018 are as follows:

	March 31, 2018
	RMB	US$
Fiscal years ending March 31,
2019	1,315	210
2020	26	4
2021	—	—
2022	—	—
2023 and thereafter	—	—
Total payments	1,341	214

(b)                                 Contractual commitments

(i)                          Research and development agreement

The Group entered into an agreement with an institution for the research and development of medicines for treatments which make use of cord blood stem cells. As of March 31, 2018, total future minimum payment under this agreement for the fiscal year ending March 31, 2019 amounted to RMB2,000 (US$319).

(ii)                      Cooperation agreements

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was RMB2,600 (US$415) and was renewed to RMB3,000 (US$478) effective from September 2017. The renewed agreement has a term of four years commencing in September 2017.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years. Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was RMB2,000 and was renewed to RMB3,200 (US$510) effective from October 2013.

As of March 31, 2018, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2018
	RMB	US$
Fiscal years ending March 31,
2019	6,200	988
2020	6,200	988
2021	6,200	988
2022	4,450	709
2023	3,200	510
2024 and thereafter	21,067	3,360
Total payments	47,317	7,543

25                                  Subsequent events

On June 26, 2018, the Company’s Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip at the election of the shareholder. The dividend will be payable on August 20, 2018 (but no later than August 24, 2018) to shareholders of record as of July 30, 2018.