Form 20-F
period 2019-03-31
Global Cord Blood Corp
filed 2019-07-23
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-34541

Global Cord Blood Corporation
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Address of principal executive offices)

Albert Chen +852 3605 8180 albert.chen@globalcordbloodcorp.com 48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary Shares, $0.0001 par value	CO	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On March 31, 2019, the issuer had 121,551,075 shares outstanding.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•                                          “Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam);

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

•                                          “GCBC”, “we”, “us”, the “Company”, “our company”, or “our”, refers to Global Cord Blood Corporation (formerly named China Cord Blood Corporation or “CCBC”), a company with limited liability registered by way of continuation in the Cayman Islands. The change of name of the Company from “China Cord Blood Corporation” to “Global Cord Blood Corporation” was approved by shareholders at an extraordinary general meeting of the Company and the Company’s ordinary shares commenced trading under the new name on the NYSE with effect on March 22, 2018 with the same ticker symbol “CO”;

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

•                                          “MOH” refers to the Ministry of Health of the People’s Republic of China. The MOH and National Population and Family Planning Commission of the People’s Republic of China had been reorganized as National Health and Family Planning Commission of the People’s Republic of China since March 2013;

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

Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our businesses and operations in Beijing municipality, Guangdong province and Zhejiang province.

The financial statements included in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 29, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 29, 2019, the noon buying rate was RMB6.7112 to $1.00.

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

•                  fluctuations in general economic and business conditions in China; and

•                  the non-binding proposal letter from Cordlife Singapore and the potential  transaction contemplated by such letter.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2018 and 2019 and for the years ended March 31, 2017, 2018 and 2019, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2015, 2016 and 2017 and for the years ended March 31, 2015 and 2016 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2018 and 2019 and for the years ended March 31, 2017, 2018 and 2019 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2019		2018	2017	2016	2015
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	147,031	986,754	936,768	759,978	662,999	635,122
Gross profit	119,312	800,727	755,285	617,338	518,401	504,511
Operating income (1)	56,869	381,657	279,863	264,865	191,330	234,996
Net income (1)(2)	43,987	295,201	240,879	128,689	91,333	107,793
Net income per ordinary share, basic	0.36	2.40	2.10	1.59	1.25	1.36
Net income per ordinary share, diluted	0.36	2.40	1.99	1.59	1.25	1.36
Selected operating data:
New subscriber sign-ups (3)(4)	89,366	89,366	91,789	74,952	62,909	64,736
New donations accepted (3)(4)	5,633	5,633	4,204	3,825	3,926	6,387
Transfer of private cord blood units to donated cord blood units (4)	711	711	5,211	4,180	—	—
Total units stored (end of year) (3)(5)	817,575	817,575	722,576	626,583	547,806	480,971
Units deposited by subscribers (end of year) (3)(4)(5)	750,273	750,273	661,618	575,040	504,268	441,359
Units contributed by donors (end of year) (3)(4)	67,302	67,302	60,958	51,543	43,538	39,612

(1)                                     Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2019		2018	2017	2016	2015
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Direct costs	—	—	1,920	1,565	1,475	416
Sales and marketing	—	—	(1,534)	17,408	16,413	4,624
General and administrative	—	—	83,882	43,268	40,796	11,495
Total (a)	—	—	84,268	62,241	58,684	16,535

(a)         During the year ended March 31, 2015, a total of 7,300,000 restricted share units (“RSUs”) were issued to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. During the years ended March 31, 2015, 2016 and 2017, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2015, 2016 and 2017. During the year ended March 31, 2018, a reversal of RMB1.5 million was recorded in sales and marketing expenses which was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees, partially offset by additional expenses charged on the RSUs granted during the first quarter of fiscal year 2018 and upon the full vesting of all outstanding RSUs during the year ended March 31, 2018. As of March 31, 2018 and 2019, no RSUs were issued and outstanding.

(2)                                     Includes:

	For the year ended March 31,
	2019		2018	2017	2016	2015
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)(d)	9,128	61,260	62,656	37,622	50,000	47,327

(a)              Jiachenhong’s renewed High and New Technology Enterprise (“HNTE”) certificate was dated October 30, 2014 and was approved by the relevant PRC tax authority in January 2015. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2018 and the renewed HNTE certificate was dated October 25, 2017 with a validity of 3 years. Such status is valid retroactively as of January 1, 2017 and will expire on December 31, 2019, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

(b)             Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2019 to December 31, 2021.

(c)              Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou’s HNTE status was redetermined by the relevant PRC tax authority in March 2019 and the renewed HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and will expire on December 31, 2020, and Lukou is subject to a reduced tax rate of 15% during such period.

(d)             During the years ended March 31, 2014, 2015 and 2016, we have provided RMB3.9 million, RMB5.2 million and RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. During the year ended March 31, 2017, a reversal of such provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. No PRC withholding tax provision was made for the years ended March 31, 2018 and 2019 as there was no change on the Company’s reinvestment plan.

(3)                                     “Total units stored”, “Units deposited by subscribers” and “Units contributed by donors” as of year-end and “New subscriber sign-ups” and “New donations accepted” during each year take into account the withdrawal of units used. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

(4)                                     During the year ended March 31, 2019, 89,366 new subscribers were recruited and 5,633 new donations were accepted. During the year ended March 31, 2019, the Company reclassified 711 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated cord blood units and are part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 750,273 and 67,302, respectively, as of March 31, 2019.

(5)                                     Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

	For the year ended March 31,
	2019		2018	2017	2016	2015
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	118,031	792,118	818,762	637,632	580,997	594,866
Net cash used in investing activities	(4,502)	(30,210)	(66,477)	(90,575)	(16,480)	(42,431)
Net cash used in financing activities	(3,158)	(21,192)	(2,015)	(60,000)	(1,646)	—
Effect of foreign currency exchange rate change on cash and cash equivalents	974	6,535	(9,924)	14,785	8,896	1,319

	As of March 31,
	2019		2018	2017	2016	2015
	$	RMB	RMB	RMB	RMB	RMB
	(in thousands except share data)
Selected balance sheets data:
Cash and cash equivalents	744,706	4,997,861	4,250,610	3,510,264	3,008,422	2,436,655
Working capital (1)	678,313	4,552,286	3,940,247	2,224,180	2,731,538	2,198,529
Total assets	976,123	6,550,954	5,844,435	5,182,912	4,687,927	4,111,684
Deferred revenue	383,006	2,570,428	2,240,387	1,893,269	1,578,931	1,319,539
Ordinary shares	12	83	83	50	50	50
Retained earnings	209,683	1,407,223	1,116,873	879,775	753,585	662,615
Total equity attributable to Global Cord Blood Corporation	509,198	3,417,335	3,113,353	1,837,855	1,709,253	1,537,758
Total shares outstanding (2)	121,551,075	121,551,075	120,824,742	73,003,248	73,003,248	73,003,248

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

In April 2017, all the outstanding 7% senior convertible notes of $115 million in aggregate principal amount were converted into ordinary shares of the Company at a conversion price of $2.838 and resulted in an issuance of 40,521,494 ordinary shares of the Company. During the year ended March 31, 2018, 7,300,000 outstanding RSUs were fully vested and resulted in an increase of 7,300,000 ordinary shares outstanding and total ordinary shares outstanding as of March 31, 2018 were 120,824,742. During the year ended March 31, 2019, the Company issued a total of 726,333 ordinary shares as scrip dividend. As a result, total ordinary shares outstanding as of March 31, 2019 increased to 121,551,075.

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

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2017, 2018 and 2019 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

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

•                  Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we own a 24.0% equity interest (76.0% owned by our controlling shareholder). Therefore, we cannot assure you that we will not be identified as a business operator having dominant market position. In the event of such circumstances, there is a possibility that the antitrust authorities would impose more stringent supervision over our operations in China, in particular as to our abilities in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of the concentration poses on competition, and we may therefore be unable to expand our business through acquisition. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang adopt similar commercial policies and share lots of material procurement channels in China. In the event there is any agreement or a series of agreements entered into by us that are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

•                  There is a possibility that the NHC or the relevant LHC will take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the NHC or the relevant LHC publicly announces such position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.

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

The one-child policy had been established for over 30 years in China, and has successfully controlled population growth rates in the past years. Effective on January 1, 2016, the amendment of Population and Family Planning Law of PRC relaxes the one-child policy by allowing families to have two children where certain requirements are met. There are also unofficial reports suggesting that the PRC government may terminate the one-child policy. With only one child in each family, it was previously difficult to obtain matching stem cells if such child needed a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to subscribe our subscription services. With the relaxation of the one-child policy in China, we cannot assure the demand for our subscription services will be maintained at current levels and thus, our business and financial results may be materially adversely affected.

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

We invested in Qilu, the exclusive cord blood banking operator in the Shandong province, with an equity interest of 24.0% (76.0% owned by our controlling shareholder). Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in the Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially adversely affected or severely impaired.

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

We may not be able to expand our service portfolio by bringing in additional healthcare and therapeutic related services or, if such expansion plans are implemented, we may not realize the anticipated benefits and they could disrupt our business, decrease our profitability, result in dilution to our stockholders or cause us to incur significant additional debt or expense.

As part of our business strategy to expand our service portfolio, we are seeking to acquire additional businesses which would enable us to offer additional healthcare and therapeutic related services to our cord blood banking subscribers that in turn diversify our revenue stream, leverage our corporate infrastructure and commercial expertise. There are limited opportunities available that align with our business strategy and there can be no assurance that we will be able to identify or complete any suitable acquisition in a timely manner, on a cost-effective basis, or at all, or that such transactions will be successfully integrated into our business.

Further, the valuation methods that we use for any acquired business require significant judgments and assumptions. There is no guarantee that we can successfully commercialize such additional healthcare services or such additional healthcare services will be well received by our existing and future subscribers. Actual results and performance of the products or businesses that we may acquire, including anticipated synergies, regulatory outcomes, economies of scale and other financial benefits, could differ significantly from our original assumptions. In addition, acquisitions may cause significant changes to our current business and operations, may subject us to more rigid or constraining regulations or government oversight and may have negative tax and accounting consequences. These results could have a negative impact on our financial position or results of operations and result in significant charges in future periods.

Even if we do acquire suitable businesses, the management of integration of an acquired business or company may disrupt our ongoing business and require management resources that otherwise would be available for ongoing efforts and development of our existing business. The integration of the operations of such acquired businesses requires significant efforts, including the coordination of information technologies, sales and marketing, operations, finance and business systems and processes. These efforts result in additional expenses and involve significant amounts of management’s time. Further, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable event which can materially adversely affected our operation and financial condition. If we cannot successfully integrate healthcare and therapeutic related services businesses for the benefits of our cord blood banking subscribers we may acquire, we may experience material negative consequences to our business, financial condition or results of operations.

We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.

If the NHC decides to grant new cord blood banking licenses in the future in other regions, we may attempt to apply for licenses in such regions. Applying for licenses involves a variety of risks:

•                  Based on the time needed for the granting of the seven existing cord blood banking licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.

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

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face intense competition from licensed competitors in cord blood banking industry. We compete to attract and retain subscribers based on our leading market position among other advantages.  The cord blood banking industry in PRC is highly regulated. The PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries and require new and additional licenses, permits and approvals. These laws, rules and regulations could take a direction that is adverse to our business at any time. If the NHC changes its licensing policy and decides to grant additional new cord blood banking licenses in the regions of the PRC in which we are the exclusive cord blood banking license holder, we may face more intense competition and lose our leading market position. Failure to maintain our leading market position could have a material adverse effect on our business, financial condition and results of operations.

We may face unfair competition from competitors with or without licenses in our target markets.

China laws and regulations are changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level LHCs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.shezfy.com/view.html?id=2894) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

To remain competitive, we must continue to enhance our infrastructure to keep up with technological developments in the healthcare industry. Untimely response to changing technologies could have a material and adverse impact on our financial and operational performance.

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

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2019, we have collaborative relationships with 358 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                  For the year ended March 31, 2019, the top ten of these hospitals handled the collection procedures for approximately 16.2% of our new subscribers, and the top hospital accounting for 2.3% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

The expansion of our service platform is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, that we gain from such an expansion may not be sufficient enough to justify our investment. If we fail to do so, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected.

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

Any problems with our services, if publicized in the media or otherwise, could negatively impact our reputation. Similarly, inappropriate or inadequate communication following a major crisis, such as a major operational incident, cybersecurity breach, breach of law or ethics or leak of market-sensitive confidential information, could quickly and seriously impair our reputation. Depending on the nature of such crisis, effective communication may not mitigate serious damage to our reputation and may render us subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks can have a material adverse impact on our business.

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

During the year ended March 31, 2019, the Company reclassified 711 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote and therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated units and will be part of the Company’s non-current inventories.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, consent of this nature is valid and enforceable under PRC law. In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units abandoned by our former subscribers are already used by patients in need of transplants and are no longer available to our former subscribers or their family members who are in need of transplants, we may be required to pay them substantial monetary compensation in order to compensate for those damages.

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

Currently, we maintain insurance coverage of RMB50.0 million ($7.5 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB339.5 million ($50.6 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($29,801) per person and RMB10.0 million ($1.5 million) in the aggregate.

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

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In September 2005, June 2007, March 2010 and April 2013, the MOH/DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the DOH in Guangdong in June 2006. In May 2009, May 2012, May 2015 and May 2018, the DOH/LHFPC in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the DOH in Zhejiang in September 2010. In September 2013 and September 2016, the DOH/LHFPC in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

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

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and the Negative List.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or the “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) ( the “Negative List”), which entered into force from July 28, 2018,  and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalog revised in 2017. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List, however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the Negative List still does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Negative List.

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List. We have also communicated and consulted with the MOH/NHFPC and the relevant DOHs/LHFPCs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List. So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List became effective, have been officially approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, May 2018 and September 2016, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011, 2015 and 2017 was already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Negative List . Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Negative List. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2021. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2019. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong and Lukou are unable to extend their respective operating periods, these respective operating periods will not cover the period of the contracts entered into after September 2005 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Negative List has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

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

Regulations of cord blood banking services in China are still evolving and there are uncertainties in relation to the application and interpretation of the relevant regulations. We may be required to devote significant time and attention to comply with the applicable requirements, and our compliance costs may increase in future periods.

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

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand name. In particular, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China (which had been reorganized as the Trademark Office of National Intellectual Property Administration since March 2018) to use our trademarks, as of the date of issuance of this report, we had 89 registered trademarks. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name or copycat in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources.

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

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines (as well as brand presence in Myanmar and Vietnam). Subsequently, Cordlife Singapore acquired Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. In February 2018, the Company disposed of all of its shares in LFC to liquidate its non-core investment since the Company had no strategic proposition relating to funeral business. As of March 31, 2019, we owned 25,516,666 shares in Cordlife Singapore representing 10.1% equity interest. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking. We may thus be unable to realize satisfactory return on our investments in Cordlife Singapore.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been recorded.

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, in return, we pay a licensing fee, but no material amount has been incurred up to March 31, 2019. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

Our investments in equity securities may adversely affect our financial performance.

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

As of March 31, 2019, we owned 10.1% equity interest in Cordlife Singapore. Upon the adoption of Accounting Standard Update (“ASU”) No. 2016-01 since April 1, 2018, all equity investments to be measured at fair value with changes in fair value was recognized through net income and the cumulative effect was adjusted to the balance sheet as of the beginning of the fiscal year of adoption. As of March 31, 2018, included in accumulated other comprehensive losses were unrealized net holding gains for equity investments in Cordlife Singapore of RMB62.6 million, which was then adjusted to retained earnings as of April 1, 2018. For the year ended March 31, 2019, a decrease in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million ($8.5 million) was recorded as other expenses through net income. Should the value of our investment experience a significant decline, a decrease in fair value will have to be recognized through net income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB77.2 million ($11.5 million) as of March 31, 2019. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2017, 2018 and 2019. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

As of March 31, 2019, Nanjing Ying Peng, via its wholly-owned subsidiary Blue Ocean Structure Investment Company Ltd (“Blue Ocean”), beneficially owned approximately 65% equity interest of GCBC. GCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of GCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Nanjing Ying Peng, because of its ownership position, has considerable influence regarding the outcome.

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

The global market and economic conditions during the years 2008 through 2010 were unprecedented and challenging, with recessions occurring in most major economies. Government responses to these events included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high-profile acquisitions and bankruptcies. The recovery from the lows was uneven and there were challenges including the escalation of European sovereign debt crisis since 2011 and the slowdown of the PRC economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. Although, the PRC economy has gradually grown from time to time during 2012 to 2018, previous turmoil in China’s capital market and economic developments in China, other countries of Asia and Euro-zones cast doubt on the pace of global economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict. Also, the PRC government implements a series of administrative control intends to curb the outflow of Renminbi from the PRC as well as various initiatives concerning deleveraging. Any severe and prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial conditions.

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

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory $100 billion reduction in the PRC/United States trade deficit and (ii) limiting the planned $300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft.  On July 6, 2018, the United States initially imposed a 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco and cars.  Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more.  In response, China imposed tariffs on $110 billion worth of US goods, and threatened qualitative measures that would affect U.S. businesses operating in PRC. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%.  The United States and the PRC government have not yet reached any agreement in the trade talks, which have been ongoing for several months.

In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on PRC investments in the U.S. aimed at preventing PRC-controlled companies and funds from acquiring U.S. firms with sensitive technologies. A Foreign Investment Risk Review Modernization Act was introduced to Congress for review to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

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

In general, GCBC will be treated as a PFIC for any taxable year of GCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If GCBC is determined to be a PFIC for any taxable year (or portion thereof) of GCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of GCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of GCBC’s ordinary shares or the receipt of certain excess distributions from GCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of GCBC and its subsidiaries during GCBC’s taxable year ended March 31, 2019, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of GCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of GCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested. Share-based compensation expenses recognized were RMB62.2 million, RMB84.3 million and nil for the years ended March 31, 2017, 2018 and 2019, respectively. No RSUs were issued and outstanding as of March 31, 2018 and 2019. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015 and replaced the Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or “Circular 16”, which effected on the date of promulgation and shall prevail in the event of any discrepancy between Circular 19 and Circular 16. Circular 19 and Circular 16 require that Renminbi converted from the foreign exchange earnings under capital account which the voluntary settlement has been applicated by relevant policies (including the foreign currency-dominated capital of a FIE, foreign debts, funds repatriated from overseas listing, etc.) shall be managed under the accounts for FX settlement and pending payment. The expenditure scope of such account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits and so forth. A FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign exchange earnings under capital account for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations, (ii) investing in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations, (iii) disbursing loans to unrelated parties unless explicitly permitted under its business scope ; and (iv)the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).Where a FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such a FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding accounts for FX settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid account according to the actual amount of investment. In addition, according to the Regulations of the People’s Republic of China on Foreign Exchange Administration, which became effective on August 5, 2008, the use of foreign exchange or Renminbi conversion may not be changed without authorization. In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with Circular 19 and Circular 16 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2019, we had cash denominated in U.S. dollars of approximately $4.2 million.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Recently, we have seen Renminbi exchange rate against U.S. dollar stabilizing after a series of administrative control intending to curb the outflow of Renminbi from the PRC. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. Any significant changes regarding the PRC government foreign exchange policy or major revaluation of Renminbi against U.S. dollar or other major currencies may materially and adversely affect our financial condition and our ordinary share price.

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

In July 2014, SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or “Circular 37”, which superseded Notice 75. According to Circular 37, PRC residents (including PRC institutions and individuals) shall, among other things, (i) register with the local SAFE branch regarding offshore enterprises they, for purpose of financing or/and investment,  directly established or indirectly control using assets and interests in onshore enterprises or offshore assets or interests they legally possess (“Special Purpose Vehicle”); (ii) amend registration regarding changes in the Special Purpose Vehicle, including the basic information of the Special Purpose Vehicle, and material changes such as the increase or decrease of capital contributed by PRC individuals, equity transfer or exchange, merger or division; (iii) amend registration or deregister where, as a result of equity transfer, bankruptcy, dissolution, liquidation, expiration of business term, change of personal identity and etc., PRC individuals no longer possess rights and interests in the Special Purpose Vehicles, or where filings are no longer required.

Under Circular 37, failure to comply with the registration requirements will result in administrative penalties under Administrative Regulations on the Foreign Exchange of PRC. To the extent possible, we urge our PRC shareholders to make necessary registrations as required under Circular 37, however, it is unclear how it will be interpreted and implemented by the local branches of SAFE. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all registrations required. In addition, under Circular 37, registrations are prerequisites for conducting subsequent businesses. Therefore, the inflow and outflow of funds and the settlement of foreign exchange will be limited should any PRC shareholder fail to make such registration.

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

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “Circular 13”), which became effective on June 1, 2015. According to Circular 13, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under Circular 37.

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

Prior to January 1, 2008, the basic enterprise income tax rate for foreign invested enterprises in the PRC was 33.0% , while the PRC government provided various incentives, including reduced tax rates, to foreign-invested enterprises established in a national level economic and technological development zone. Jiachenhong is registered and operating in a national level economic and technological development zone, and was entitled to a preferential enterprise income tax rate of 15.0%. In addition, Jiachenhong qualified for a tax holiday during which it was entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. In connection therewith, Jiachenhong was fully exempt from income tax in each of the years ended December 31, 2004 and 2005 and had been subject to enterprise income tax at a reduced rate of 7.5% since the year ended December 31, 2006. The tax holiday expired on December 31, 2008.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008 and subsequently revised on February 24, 2017 and December 29, 2018. Under the EIT Law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as HNTE enjoying special support from the government. Additionally, a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential treatment but it can only elect one tax treatment. Once elected, the company cannot make further changes. Following the effectiveness of the EIT Law, the effective tax rate of Jiachenhong had increased but subject to the eligibility for preferential treatment.

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

Jiachenhong’s renewed HNTE certificate was dated October 30, 2014 and was approved by the relevant PRC tax authority in January 2015. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2018 and the renewed HNTE certificate was dated October 25, 2017 with a validity of 3 years. Such status is valid retroactively as of January 1, 2017 and will expire on December 31, 2019, and Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya is in the process of reapplication for its HNTE certificate which, upon approved, will entitle it to the preferential income tax rate of 15% from January 1, 2019 to December 31, 2021. Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou’s HNTE status was redetermined by the relevant PRC tax authority in March 2019 and the renewed HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and will expire on December 31, 2020, and Lukou is subject to a reduced tax rate of 15% during such period. We cannot assure you that Jiachenhong, Nuoya and Lukou will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong, Nuoya and Lukou will be able to continue to enjoy our current preferential tax treatments.

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

Moreover, on February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises (“Circular 7”, which is partly abrogated in 2017). Pursuant to Circular 7, in the event that nonresidential enterprises indirectly transfer PRC taxable properties (“PRC Taxable Properties”) without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as a direct transfer of PRC Taxable Properties and, therefore, will be subject to PRC enterprise income tax. Circular 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. In addition, Circular 7 does not apply to situations where (1) the non-resident enterprise transferor obtains income from purchase and sale of equity interests of the same publicly-listed overseas enterprise in a public securities market; or (2) under the circumstance that the non-resident enterprise directly holds and transfers the PRC Taxable Property, income obtained from such transfer could be exempted from enterprise income tax in China in accordance with the applicable provisions of the applicable tax treaty or tax arrangement. Under Circular 7 and subject to the above exceptions, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Circular 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the “ Circular 37”, which came into effect on December 1, 2017. Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Circular 7 and Circular 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to file the taxes.

As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities as  lack of reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 7 and Circular 37, and may be required to expend valuable resources to comply with SAT Circular 7 and Circular 37 or to establish that we/our non-resident investors should not be taxed under SAT Circular 7 and Circular 37, which may have an adverse effect on our financial condition and results of operations.

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

Our subsidiaries in Beijing and Guangdong are foreign investment enterprises. As we conduct a significant portion of our businesses through foreign investment enterprises in the PRC, we are subject to restrictions on foreign investment policies imposed by the PRC law from time to time. If we cannot obtain approval from relevant authorities to engage in businesses that become restricted or prohibited for foreign investors, we may be forced to sell or restructure the businesses that have become restricted or prohibited for foreign investment. If we are forced to adjust our business portfolio as a result of changes in government policy on foreign investment, our business, financial condition and results of operations would likely be materially adversely affected. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is a re-investment of foreign invested enterprises, and may be subject to restrictions on foreign investment policies equally.

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

In February 2009, the Standing Committee of the National People’s Congress promulgated the Criminal Law Amendment (7) (“Amendment (7)”), which, among other things, provides that any government, financial institutions, telecommunications organizations, or transportation, education, health care institutions or similar institutions or their employees who illegally sell or provide personal information which is obtained in the process of performing their duties would constitute a crime. The aforementioned clause was replaced by relevant clause in Criminal Law Amendment (IX) (“Amendment (IX)”) promulgated by the Standing Committee of the National People’s Congress on August 29, 2015. According to Amendment (IX), selling or providing, in violation of relevant provisions of the State law, citizens’ personal information would constitute a crime. Amendment (IX) came into effect on November 1, 2015. In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we, our business partners or some of our employees are found to violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more resources and management efforts to reinforce our internal control system to ensure that our subscriber’s individual information will not be illegally disclosed. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance whether such person would not violate Amendment (IX), and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties. Our corporate image may, as a result, also be materially adversely affected in such circumstances, which in turn may affect our ability to recruit new clients and our financial performance.

Risks to our Shareholders

There can be no assurance that any agreement will be executed with respect to the proposal made by Cordlife Singapore, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share (the “CGL Proposal”).

On June 5, 2019, our Board of Directors formed a special committee of independent directors, consisting of Mr. Mark D. Chen, Ms. Jennifer J. Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, to evaluate the CGL Proposal. The special committee’s process is ongoing and the special committee intends to continue with its work, including evaluating the CGL Proposal as well as other proposals which the Company may receive, for as long as the special committee, in consultation with its advisors, deems necessary. As of the date of this report, no decisions have been made by the special committee with respect to the Company’s response to the CGL Proposal.

The public announcement of the CGL Proposal affected the Company’s stock price. There can be no assurance that any definitive agreement will be executed with respect to the CGL Proposal or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares, or changes in the proposal, as well as the potential commencement of the litigation regarding the CGL Proposal as described in “Information on the Company — Business Overview — Legal Proceedings” herein, would likely have an effect on the market price of our ordinary shares.

We are the subject of a pending lawsuit, which could affect our ability to enter into definitive agreements regarding the CGL Proposal or could otherwise have a material adverse effect on us.

On or about June 26, 2019, an originating summons was filed In the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court dismissed the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavour to agree to directions for the originating summons.

The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously. As such, based on the information known to date, the Company does not believe that it is probable that a material judgment against it will result. The Company expects that one of the conditions to the closing of any merger is that no order by a court or other governmental entity shall be in effect that prohibits the consummation of the merger or that makes the consummation of the merger illegal. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger on the agreed-upon terms, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected timeframe. In addition, our amended memorandum and articles of incorporation require us to indemnify our directors for certain damages and claims, subject to certain limited exceptions. According to such documents, we are obligated to pay for certain costs and expenses of our directors and may be liable for substantial damages, costs and expenses if the plaintiffs prevail. Such litigation could also divert the attention of our management and our resources in general from day-to-day operations.

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

•                  change in controlling shareholder;

•                  material adverse event in relation to controlling shareholder;

•                  unfounded accusations by investors or non-investors about us or other U.S. listed Chinese companies;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

•                  merger, privatization or acquisition activity;

•                  change in business strategy;

•                  sales or perceived potential sales of our ordinary shares or instruments convertible into ordinary shares; and

•                  announcements relating to the CGL Proposal.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Although our Board of Directors declared a dividend with respect to the fiscal year ended March 31, 2018, future dividends, if any, will be at the discretion of our Board of Directors, subject to obtaining all relevant approvals, and will depend upon our results of operations, our cash flows, our financial condition, the payment of cash dividends from our subsidiaries to us, our capital needs, expansion and acquisition opportunities available, regulatory environment, future prospects and other factors that our directors may deem appropriate. You should refer to “Information on the Company — Business Overview — Regulation — Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

CCBS was incorporated on January 17, 2008 under the Companies Law to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2019, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 10.1% equity interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam).

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

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. After the restructuring of Cordlife, we hold 24,366,666 shares in LFC; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore also acquired Stemlife, a Malaysia-based cord blood banking operator. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, we disposed of all of our shares in LFC to liquidate our non-core investment since we had no strategic proposition relating to funeral business. As of March 31, 2019, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.1% equity interest. Our total investment in relation to Cordlife, Cordlife Singapore and LFC combined up to the date of this report amounted to RMB63.7 million, converted into RMB using the currency exchange rate as of March 31, 2019.

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

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes were convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to Excellent China Healthcare Investment Limited (“ECHIL”). On the same day, Magnum Opus 2 International Holdings Limited (“Magnum 2”) acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 22,903,454 ordinary shares in exchange for the cancellation of the convertible notes.

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

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of such convertible note to Cordlife Singapore and Magnum Opus International Holdings Limited (“Magnum Opus”) on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 17,618,040 ordinary shares in exchange for the cancellation of the convertible notes.

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

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were issued and outstanding for each of the fiscal year 2015, 2016 and 2017. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested and no RSUs were issued and outstanding as of March 31, 2018 and 2019.

On April 27, 2015, our Board of Directors received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”). On the same day, the Board of Directors formed a special committee of independent directors (the “Special Committee”), consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech, to evaluate the GM Proposal and certain other potential transactions involving the Company. The Special Committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives. On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the Special Committee to terminate any further evaluation and negotiation regarding the GM Proposal. In making its recommendation, the Special Committee had taken into account various factors including but not limited to the pending transaction between GM Stem Cells and Nanjing Ying Peng, Nanjing Ying Peng’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The Special Committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of Directors of the Company was unanimous, with the then Chairman Mr. Yuen Kam (our former chairman and director before January 31, 2018) abstaining.

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

On March 16, 2018, the shareholders approved the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” through an extraordinary general meeting to better reflect the future development direction and business strategy of the Company. The Company’s ordinary shares commenced trading under the new name on the NYSE with effect from March 22, 2018. The Company’s website address is changed to http://www.globalcordbloodcorp.com.

Recent Developments

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.5 per ordinary share.

On June 5, 2019, a special committee of independent directors, consisting of Mr. Mark D. Chen, Ms. Jennifer J. Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. The special committee has been in discussions with Cordlife Singapore regarding the proposed transaction and such discussions are continuing. The special committee’s process is ongoing and the special committee intends to continue with its work, including evaluating the CGL Proposal as well as other proposals which the Company may receive, for as long as the special committee, in consultation with its advisors, deems necessary.

On or about June 26, 2019, an originating summons was filed In the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court dismissed the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavour to agree to directions for the originating summons. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously.

As of the date of this report, the special committee is still considering and evaluating the proposal by Cordlife Singapore, but it has not made any decision regarding the CGL Proposal. See “Risk Factors — Risks to our Shareholders — There can be no assurance that any agreement will be executed with respect to the proposal made by Cordlife Singapore, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.”.

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

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, namely Beijing, Guangdong and Zhejiang, was estimated to be over 2.3 million in 2017, accounting for approximately 44% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2018. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2018, the nation has a newborn population of over 17.2 million in 2017; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 4% and 4% for the fiscal years ended March 31, 2016, 2017 and 2018 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2016, 2017 and 2018 divided by the number of newborns of calendar years ended December 31, 2015, 2016 and 2017 according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rapidly rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 10.1% equity interest (as of March 31, 2019) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam). Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 782-person sales team has direct access to expectant parents through collaboration with 358 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 750,273 in March 2019.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2019, storage fee revenues represented 39.1% of our total revenues.

We recorded revenues and net income of RMB986.8 million ($147.0 million) and RMB295.2 million ($44.0 million), respectively, during our fiscal year ended March 31, 2019.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks and the only China operator with a pan-Asian exposure. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 750,273 in March 2019. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage comparing to other PRC operators. Our leadership and track record also make us an attractive strategic partner for license holders and applicants and position us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 358 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 782-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to increase over time, which will help us further penetrate the markets we currently serve.

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

•                  We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, including billboards social media and newsletters that offer information on the importance of cord blood and hematopoietic stem cell therapy.

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

Our Strategies

The cord blood banking industry in China is a relatively young industry with attractive opportunities due to China’s large population and continuous economic growth. Our goal is to grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by broadening our hospital network, expanding our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 358 hospitals and 750,273 subscribers as of March 31, 2019. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

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

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets. We own approximately 10.1% equity interest in Cordlife Singapore (as of March 31, 2019) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam), countries or region with approximately 52,000, 63,000, 24.3 million, 4.2 million, 0.6 million and 2.5 million annual births, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with Cordlife Singapore as Cordlife Singapore gives us the exposure and knowledge about the Southeast Asia market. Additionally, we will continue to identify overseas opportunities and gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a multi regions operator.

Expand Service Portfolio.  Over the years, we had provided cord blood banking services to numerous parents in Beijing, Guangdong and Zhejiang. As of March 31, 2019, our accumulated subscriber base has reached 750,273 subscribers. Our subscriber base together with our extensive hospital network positioned us well and gave us a competitive advantage to commercialize other healthcare services in our respective markets. We intend to seek expansion and diversification opportunities by bringing in additional healthcare and therapeutic related services in order to better serve our existing and future subscribers’ medical needs. We intend to diversify our revenue stream by providing additional healthcare and therapeutic related services, which will potentially improve our revenue per subscriber.

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

Our direct costs (cost of revenues) consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2017, 2018 and 2019, depreciation expenses, our most significant fixed cost, accounted for 20.9%, 16.6% and 16.6%, respectively, of our direct costs. Technical consulting fee accounted for 4.9%, 4.3%, and 3.2%, respectively, of our direct costs, and amortization expenses accounted for 3.2%, 2.5% and 2.5%, respectively, of our direct costs.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.4%, 99.2% and 99.1% of our revenues for the years ended March 31, 2017, 2018 and 2019, respectively.

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

Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, the one-time processing fee and annual storage fee are increased to RMB6,800 and approximately RMB860, respectively. Subscribers who choose payment option (2) will pay a one-time processing fee of RMB6,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18), representing a discount of approximately RMB4,640 (granted to storage service only) of the total storage fees payable over the contract period.

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

Payment option (3) is not offered to subscribers in Zhejiang before August 1, 2018. Effective from August 1, 2018, subscribers in Zhejiang who choose payment option (3) will pay an initial payment of RMB1,900 at the signing of the contract and annual payment of RMB850 each year starting from second year until the end of the eighth year, resulting in a surcharge of RMB1,050 to the amount of processing fees payable under the contract. An annual storage fee of approximately RMB860 is payable for a period up to 18 years.

Effective from April 1, 2019, the one-time processing fee is increased to RMB9,800 from RMB6,800, with annual storage fee remains approximately RMB860 payable each year for a period up to 18 years. Subscribers in Beijing who choose payment option (2) will pay a one-time processing fee of RMB9,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18), representing a discount of approximately RMB4,640 (granted to storage service only) of the total storage fees payable over the contract period. Subscribers in Guangdong and Zhejiang who choose payment option (2) will pay a one-time processing fee of RMB9,800 and an upfront payment for 18 years of storage fees (approximately RMB436 x 18), representing a discount of approximately RMB7,640 (granted to storage service only) of the total storage fees payable over the contract period. Subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB9,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,440 each year, representing a discount of RMB1,720 (granted to storage service only) of the total storage fees payable over the contract period. Subscribers in Guangdong and Zhejiang who choose payment option (3) will pay a processing fee of RMB9,800 in ten equal installments (annual payment of RMB980 from the first year to the tenth year), and an annual storage fee of approximately RMB860 for a period of up to 18 years.

In response to changing market dynamics, we do offer some special promotion or discount to subscribers from time to time.

In addition, we offer recurring subscribers, medical practitioners, including doctors, nurses or other medical professionals, our services at a discount from time to time. See “Operating and Financial Review and Prospects — Factors Affecting Our Financial Condition and Results of Operations — Average Revenue per Subscriber”. We offer one-stop-shop services for our subscribers. Following the signing of the subscription contract, we notify the collaborating hospital chosen by our subscriber so that the hospital can arrange for one of its certified medical practitioners to collect the cord blood of the newborns of our subscribers. The cord blood collected is then transported to our facilities for testing, processing and storage. We act as the custodian of the cord blood stored at our facilities during the term of the subscription contract.

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to the hospitals for patients who are in need of transplants. These services accounted for 0.6%, 0.8% and 0.9% of our revenues for the years ended March 31, 2017, 2018 and 2019, respectively.

We accept and preserve cord blood units donated by the general public and have created a database containing information of the human leukocyte antigen profiles and characteristics of the donors on an anonymous basis. We require our donors to deliver their newborns at one of our collaborating hospitals. Another source of donations in the future may be the cord blood of the newborns of our former subscribers who cease subscription for our services at the end of 18 years and the cord blood units stored by our subscribers who fail to pay. We require our employees to fully inform all prospective subscribers of our policy of releasing cord blood units to our cord blood inventory in such circumstances, and our subscribers are required to give their consent to this policy when subscribing for our storage services. In the opinion of our PRC counsel, Commerce & Finance Law Offices, a consent of this nature is valid and enforceable under PRC law. Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China.

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the hospitals for patients who are in need of transplant. We also entered into a memorandum of understanding regarding the collaboration with Cordlife Singapore in which Cordlife Singapore, on behalf of its patients who are in need of cord blood stem cell therapy, can facilitate the process by providing relevant information to us, and we will perform searches for possible matching units among our donated cord blood samples in the PRC. For patients who reside in the PRC, we may seek Cordlife Singapore’s assistance or contacts to source possible cord blood unit matches in the relevant public cord blood registries in the regions such as Hong Kong, Singapore, Malaysia, India, Indonesia and the Philippines. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia and also works with other cord blood banks to promote the usage of donated cord blood units. Up to the date of this report, there has been no shipment of cord blood units derive from this collaboration.

We charge a fee that reflects the costs of our matching services provided and the matching units delivered, as well as for the units used in supplementary therapies. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant or providing one cord blood unit for supplementary therapies. For the years ended March 31, 2017, 2018 and 2019, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 178, 231 and 370, respectively. In addition, during the years ended March 31, 2017, 2018 and 2019, there were 211, 324 and 230 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2019	2018	2017
New subscriber sign-ups	89,438	91,820	74,976
Subscriber units used in medical treatments	72	31	24
New subscriber sign-ups (net)	89,366	91,789	74,952

New donations accepted	6,233	4,759	4,214
Donated units used in matching services	600	555	389
New donations accepted (net)	5,633	4,204	3,825

Total	94,999	95,993	78,777

	As of March 31,
	2019	2018	2017
Units deposited by subscribers (2)(3)(4)	750,273	661,618	575,040
Units contributed by donors (1)(3)	67,302	60,958	51,543
Total (1)(2)(4)	817,575	722,576	626,583

(1)                                     Excludes the matching units used during the relevant periods.

(2)                                     As of March 31, 2017, 2018 and 2019, includes 16,047, 45,931 and 54,917 subscribers respectively, who had been delinquent for over 24 months and we have ceased to recognize storage fee revenue from such delinquent subscribers.

(3)                                     During the years ended March 31, 2017, 2018 and 2019, 74,952, 91,789 and 89,366 new subscribers were recruited and 3,825, 4,204 and 5,633 new donations were accepted. During the years ended March 31, 2017, 2018 and 2019, the Company reclassified 4,180, 5,211 and 711 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 575,040 and 51,543, respectively as of March 31, 2017, 661,618 and 60,958, respectively, as of March 31, 2018 and 750,273 and 67,302, respectively, as of March 31, 2019.

(4)                                     Excludes subscriber units used in medical treatments.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year:

Units
Donated units used during the year ended March 31, 2017	389
Donated units used during the year ended March 31, 2018	555
Donated units used during the year ended March 31, 2019	600

Units
Accumulated number of matches as of March 31, 2017	2,026
Accumulated number of matches as of March 31, 2018	2,581
Accumulated number of matches as of March 31, 2019	3,181

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

Sales and Marketing

As of March 31, 2019, our total sales force (including after sales support) consists of 782 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 358 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2019.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                  Activities targeting prospective parents.  We maintain our hospital networks which consist of 358 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutions or hospitals to organize pre-natal classes and other events for expectant parents.

•                  Education of the medical community.  To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

•                  Advertising efforts.  Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits through distributing such information via government agencies whenever possible. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers, social media and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences concerning the medical application of cord blood technology.

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

To the extent possible, it is our policy to maintain more than one vendor for major raw materials and consumables supplies in order to diversify our supply source. A significant portion of our raw materials and consumables, however, have been sourced from few major suppliers. The following are purchases from suppliers that individually comprise 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2019			2018		2017
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
Beijing Jingjing Medical Equipment Co., Ltd. (1)(2)	3,538	23,741	30	—	—	—	—
Hangzhou Baitong Biological Technology Co., Ltd. (3)	—	—	—	7,670	10	—	—
China Bright Group Co. Limited (1)(4)	—	—	—	18,759	24	36,405	52
Beijing Chengmao Xingye Technology Development Co., Ltd. (5)	—	—	—	7,711	10	—	—
Total	3,538	23,741	30	34,140	44	36,405	52

(1)                                    An affiliate of Golden Meditech

(2)                                    The purchases from Beijing Jingjing Medical Equipment Co., Ltd. were less than 10% of our gross purchases for the years ended March 31, 2017 and 2018.

(3)                                    The purchases from Hangzhou Baitong Biological Technology Co., Ltd were less than 10% of our gross purchases for the years ended March 31, 2017 and 2019.

(4)                                    The purchases from China Bright Group Co. Limited were less than 10% of our gross purchases for the year ended March 31, 2019.

(5)                                    The purchases from Beijing Chengmao Xingye Technology Development Co., Ltd. were less than 10% of our gross purchases for the years ended March 31, 2017 and 2019.

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2019, the top hospital accounted for approximately 2.3% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2019, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

The operating procedures and standards at our facilities comply with relevant regulations and industry standards promulgated by the MOH, NHFPC and NHC for the operation of cord blood banks, including the Standards on Administration of Quality of Blood Bank Laboratory promulgated in May 2006, and the Standard Technique Operation Procedures of Blood Bank (2015) promulgated in December 2015 and being replaced in April 2019, and the Standard Technique Operation Procedures of Blood Bank(2019) promulgated in April 2019 by NHC. We have adopted quality assurance measures to ensure the quality of cord blood units transported, processed and stored by us. In particular, we maintain GLP-certified clean rooms where hematopoietic stem cells are processed prior to storage and later restored for therapeutic use. The information and record system concerning hematopoietic stem cells at our cord blood banks are computerized to ensure the integrity of all cord blood units and the veracity of all related data.

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

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province (our controlling shareholder controls 76.0% of Qilu). The operators of the other three licensed cord blood banks are Zhongyuan Union Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. The NHC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region.

We will seek to expand our geographical coverage by acquiring other licenses or, if available, acquiring or collaborating with potential applicants for licenses in the other regions. Hence, we may need to compete with existing cord blood banking operators as well as other new market entrants for such licenses or acquisitions. These companies may have greater financial resources, stronger marketing capabilities and higher level of technological expertise and quality control standards than us. In addition, we may face competition from foreign-invested cord blood banking service providers in China with longer operating history, greater capital resources, better management and higher level of technological expertise than us.

In addition, our ability to compete depends on the efficacy and safety of cord blood transplants compared to other medical treatments and remedies as well as the efficacy and safety of cord blood transplants using the patients’ own cord blood or the cord blood from related family members compared to cord blood from an unrelated public donor.

Employees

As of March 31, 2017, 2018 and 2019, we had 1,044, 1,136 and 1,261 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2019:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	218	382	182
Laboratory function	64	119	51
Management and administration	87	100	58
Total	369	601	291

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million ($7.5 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB339.5 million ($50.6 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if the cord blood unit of subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 ($29,801) per person and RMB10.0 million ($1.5 million) in the aggregate.

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

Intellectual Property

We consider our trademark critical to the success of our business. In this regard, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China to use our trademarks (which had been reorganized as the Trademark Office of National Intellectual Property Administration since March 2018) to use our trademarks, as of the date of issuance of this report, we had 89 registered trademarks. We also recognize the need to protect our trademark and will continue to take commercially viable steps to enforce our trademark rights against potential infringers.

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

Research and Development

We conducted research and development activities internally. Research and development expense incurred during the years ended March 31, 2017, 2018 and 2019 amounted to RMB10.4 million, RMB12.7 million and RMB14.7 million ($2.2 million), respectively.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. The annual advisory fee was increased to RMB2.6 million since October 2013. In September 2017, Jiachenhong and PEKU renewed the cooperation agreement for a term of 4 years commencing in September 2017. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB3.0 million ($0.4 million).

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

Investments in LFC and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, the Company disposed of all of its shares in LFC to liquidate its non-core investment since the Company had no strategic proposition relating to funeral business. As of March 31, 2019, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.1% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2019. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2017. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17.0% of its outstanding ordinary shares not indirectly owned by GCBC from Cordlife Services for a total purchase price of approximately $8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0% (76.0% owned by our controlling shareholder). Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost minus impairment losses, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu. Qilu operates in the Shandong province. Based on China Statistical Yearbook 2018, over 1.7 million babies were born within the Shandong province during 2017.

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

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business or as a result of the CGL Proposal.

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

According to the U.S. Census Bureau, the population of the world has over 7.6 billion in June 2019 and the number of newborns is approximately 136 million worldwide in 2018. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

Global Supply of Cord Blood Banking Services

The success of stem cell transplants depends on the availability of stem cell supplies. In response to the increasing utilization of stem cells in medical treatments, cord blood banks have increased in number significantly worldwide to provide the cord blood units necessary for medical treatments. In addition, there are a number of international public cord blood bank programs or organizations such as World Marrow Donor Association, National Marrow Donor Program and the International NetCord Foundation that provide matching units donated by the public to patients in need of transplants worldwide. Certain cord blood banks in the world are affiliated with these organizations. The advantage of affiliation with such international organization is the ability to share the database of genetic profiles of the cord blood units stored at the cord blood banks registered with such international organizations. The sizeable database containing increased number of genetic profiles increases the possibility to find a matching unit for patients in need of transplants.

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                  Large number of newborns.   According to the China Statistical Yearbook 2018, China had a population of over 1.3 billion persons and over 17.2 million newborns as of and for the year ended December 31, 2017. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 111 million people in 2017, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2017.

•                  Growth in GDP and urban disposable income and increasing focus on healthcare.   According to the China Statistical Yearbook 2018, GDP per capita in China grew by 6.5%, 7.3% and 10.6% in 2015, 2016 and 2017, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2018, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB5,259.8 billion in 2017, more than tenfold jump.

•                  Increasing public awareness of the benefits associated with cord blood banking services.  Operators of cord blood banks in China focus their sales and marketing efforts in hospitals and pre-natal clinics to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedures and potential benefits. Continuous customer education, increased subscriber base and expanded sales and marketing networks enable the operators to tap into a potentially sizeable market with increased penetration rates and enlarged subscriber base.

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

•                  the NHC (formerly known as NHFPC);

•                  the State Administration for Market Regulation;

•                  the SAFE;

•                  the MOC; and

•                  the NDRC.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

PRC Regulation on the Cord Blood Banking Industry

The NHC is responsible for the regulation and supervision of cord blood banks in China, including promulgation of rules and regulations in response to the developments in the cord blood banking industry. Cord blood banking is an emerging industry in China. Therefore, the regulatory framework of the cord blood banking industry in China is under development and may not be as fully developed as that in other countries.

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

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs/LHFPCs/LHCs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The Zhejiang Cord Blood Bank license was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the competent health authorities as part of their license applications that their businesses combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the competent health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the NHC and its regional LHCs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the competent health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in May 2009.

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

Our PRC legal counsel, Commerce & Finance Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding four paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the competent health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if the cord blood banks we are operating are unable to obtain the license. Also, there is no assurance that we will be able to operate new licensed cord blood bank to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

According to a Circular of Guiding Principles for the Planning of Blood Collection and Supply Institutions issued by the MOH on December 16, 2005, only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. The application process for a blood station license commences with the applicant’s submission to the DOH/LHFPC/LHC of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH/LHFPC/LHC. As provision of cord blood banking services concerns public health, the DOH/LHFPC/LHC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. For example, the Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process.

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which will expire in May 2025, May 2021 and September 2019 respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew the licenses in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC on December 31, 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses.

Ownership of Cord Blood Units

Under the PRC Property Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the PRC Property Law. Assuming cord blood is considered as property under the PRC Property Law, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under PRC Contract Law, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matching cord blood units to the hospitals for patients who are in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees , the subscription contracts we enter into with our subscribers expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

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

PRC Tort Liability Law

The PRC Tort Liability Law was adopted at the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009 and effective as of July 1, 2010, which deals with tort liability relating to products, motor vehicle traffic accidents, medical treatment, environmental pollution, and high-risk operations. Under the Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Tort Liability Law also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to quantify and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the People’s Court.

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

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the NDRC and the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Negative List, which entered into force from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List, however, foreign enterprises are prohibited from engaging in development of stem cell and gene diagnosis and treatment technology development and its application. Since the Negative List still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Negative List, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and  the Negative List.

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

Pursuant to the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises (the “Interim Measures”) promulgated by the MOC on October 8, 2016, and amended on July 30, 2017 and June 29, 2018, the establishment of foreign-invested enterprises which the Negative List do not apply to and their changes shall be subject to record-filing instead of examination and approval. Within the record-filing scope stipulated in the Interim Measures, the foreign-invested enterprise shall submit the record-filing information for its establishment or change online when they go through the formation or modification registration at the administrative department for industry and commerce and the market regulatory department.

Jiachenhong, Nuoya and Lukou, our subsidiaries in the PRC, are governed and will be affected by the laws and regulations mentioned above. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is a re-investment of foreign invested enterprises, and may be subject to restrictions on foreign investment policies equally.

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

Our operation of cord blood banks requires us to comply with regulations covering a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, labor and employment, cord blood storage practices, environmental protection, information privacy and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

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

The State Council and the MOC successively issued relevant regulations such as the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, took effect on August 3, 2008, the Measures for the Review of Concentration of Business Operators, took effect on January 1, 2010, the Interim Provisions on Assessment of the Impact of Business Operator Concentration on Competition, took effect on September 5, 2011 and so forth. However, before the promulgation of further detailed implementing rules or determination of the relevant authorities, we are unable to determine whether we might be in violation of any aspects of the PRC Antitrust Law.

Foreign Exchange Control and Administration

Under the Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996 and amended on August 5, 2008, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated by the People’s Bank of China on June 20, 1996, or the “Administration Rules”, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

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

Regulation on Special Purpose Vehicle Incorporated or Controlled by PRC Residents

On July 4, 2014, SAFE issued the Circular 37, which became effective immediately and replaced the Notice 75. Circular 37 generally maintains the registration requirements of PRC residents with the local SAFE branch for establishing or controlling any offshore company as required under Notice 75, and, in comparison to Notice 75, expands the application of the registration requirement at certain aspects and provides clearer guidance and procedures for the registration requirements. According to Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC institutions and individuals, to directly establish or to indirectly control an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or with offshore assets or equity interests. In addition, amended registrations are required in the event of (i) any change in the basic information with respect to the registered special purpose vehicle, such as shareholders of domestic resident individuals, name, term of business etc.; or (ii) any material changes with respect to the special purpose vehicle, such as increase of capital contributed by PRC individuals, decrease of capital contribution, share transfer or exchange, merger, division or other material events. PRC residents shall also amend registration or deregister where, as a result of equity transfer, bankruptcy, dissolution, liquidation, expiration of business term, change of personal identity and etc., PRC individuals no long possess rights and interests in the Special Purpose Vehicles, or where filings are no longer required. PRC residents, who have already contributed to Special Purpose Vehicles with onshore or offshore assets or equity interests without registration before the regulation was promulgated, were required to provide an explanation letter to SAFE for stating the reason, and SAFE will make the post-registration in accordance to the principles, such as validity and rationality, and may impose penalty for violation of regulations on foreign exchange.

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

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “Circular 13”), which became effective on June 1, 2015. According to Circular 13, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under Circular 37.

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore SPVs formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it was not necessary for us to obtain CSRC approval because, the controlling shareholder of Golden Meditech at our listing, is not a PRC individual defined by this regulation. Therefore, the JunZeJun Law Offices, as the PRC Legal Adviser on our Listing , is of the opinion that we were not controlled by Chinese legal or natural persons immediately before our listing and therefore did not constitute an SPV that was required to obtain approval from the CSRC for overseas listing under the regulation. On January 31, 2018, Nanjing Ying Peng completed the acquisition of approximately 65% equity interest of the Company from Golden Meditech and became the controlling shareholder of the Company. This regulation was not applicable to this transaction.

In addition, under this regulation, mergers and acquisitions of equity or assets involving PRC enterprises by foreign investors are subject to approval by the MOC or its local competent authorities. If we continue our expansion through acquiring PRC domestic companies by our offshore affiliates, we will be subject to such approval requirement.

Failure to comply with this regulation may lead to sanctions by the MOC or other PRC regulatory authorities that are provided for in other relevant regulations governing foreign investment, foreign exchange, taxation, business registration, securities, and administration of state-owned assets.

Regulation on Tax

On March 16, 2007, the National People’s Congress of China enacted the EIT Law (which had been subsequently revised on February 24, 2017 and December 29, 2018), under which both foreign-invested enterprises, or FIEs, and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in especially encouraged sectors, whether FIEs or domestic companies. The EIT Law became effective on January 1, 2008. Under the EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 may (i) continue to enjoy the preferential tax rate for a period of five years after the promulgation of the EIT Law; or (ii) continue to enjoy preferential tax exemption or reduction for a specified term, until the expiration of such term, except that for cases whereby, due to losses, the tax holiday has not yet started, such tax holiday shall be deemed to commence in 2008.

On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the PRC Enterprise Income Tax Law, or the implementing regulations, which took effect simultaneously with the EIT Law. The implementing regulations provide clarity on a number of issues, including definitions, the scope of taxable income, the method of calculating the taxable income and amount of tax payable, income tax concessions, taxation at source and special adjustments to tax payments. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the EIT Law.

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

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered as PRC resident enterprises and subject to PRC enterprise income tax at the rate of 25% on their worldwide income. We do not expect to be characterized as a resident enterprise because our managerial body as well as our office are located in Hong Kong rather than within the PRC. However, we cannot assure you that we will not be treated as a resident enterprise for PRC tax purposes. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to us may be exempt income if we and our non-PRC subsidiaries are each treated as a qualified resident enterprise under the EIT Law and the implementing regulations. If we were considered as a PRC resident enterprise, it is also possible that the EIT Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the EIT Law, in the event that we are considered as a resident enterprise for PRC tax purposes, foreign shareholders and holders of our ordinary shares could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such income is regarded as income from sources within the PRC. See “Key Information — Risk Factors — Risks Relating to Operations in China — Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.”. If we are deemed to be PRC-based but refuse to file tax returns or pay tax, or underpay our taxes, the tax authority has the power to impose upon us a penalty up to five times the tax unpaid or underpaid.

Regulation on PRC Domestic Individual’s Participation of Equity Incentive Plan Offered by an Offshore Company

Pursuant to the Circular on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or “Circular 7”, which became effective from February 15, 2012, domestic individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency to handle relevant issues and entrust an overseas institution to process the exercise of options, purchase and sale of corresponding stocks or equity, and transfer of proceeds. The domestic agency shall go through the foreign exchange registration procedures with the local office of the SAFE at the place where it is located for all individuals participating in the equity incentive plans and shall submit certain forms to the local office of the SAFE periodically to report and declare such plans. Moreover, any substantial or material change and termination or expiration of the equity incentive plans shall be reported to the local office of the SAFE by the domestic agency within time limitation. In respect of all the proceeds obtained by such employees from the overseas listed company through the equity incentive plans, the domestic agency may convert such proceeds into RMB for all the individuals with the bank and then transfer the proceeds obtained from such conversion to the respective domestic RMB accounts of the domestic individuals.

Dividend Distributions

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

CCBS was incorporated on January 17, 2008 under the Companies Law to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2019, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 10.1% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam).

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

We conduct our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries. Jiachenhong is the operator of the sole licensed cord blood bank in Beijing, Nuoya is the operator of the sole licensed cord blood bank in Guangdong, and Lukou is the exclusive operator of the licensed cord blood bank in Zhejiang. We also indirectly owned 24.0% effective interest in Qilu, the operator of the sole licensed cord blood bank in Shandong (our controlling shareholder owns 76.0% of Qilu).

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by other founding members through a company incorporated in the British Virgin Islands. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and other founding members in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells equity interest in CSC Holdings was reduced to 50.2%. Immediately after the Business Combination described above, GM Stem Cells owned 46.3% equity interest in GCBC.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. We owned 24,366,666 shares in both LFC and Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore later on acquired Stemlife, a Malaysia-based cord blood banking operator. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2019, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.1% equity interest. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. On February 1, 2018, we disposed of all the shares in LFC to liquidate our non-core investment since the Company had no strategic proposition relating to funeral business.

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 22,903,454 ordinary shares in exchange for the cancellation of the convertible notes.

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

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of such convertible note to Cordlife Singapore and Magnum Opus on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 17,618,040 ordinary shares in exchange for the cancellation of the convertible notes.

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

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were issued and outstanding for each of the fiscal year 2015, 2016 and 2017. In March 2018, all 7,300,000 RSUs granted were fully vested. No RSUs were issued and outstanding as of March 31, 2019.

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

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into the GM Sale Agreement, pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018. The transaction as contemplated under the GM Sale Agreement was consummated on January 31, 2018 and GM Stem Cells ceased to own any shares of the Company. Nanjing Ying Peng, via its subsidiary, became a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner, Mr. Ping Xu, was appointed as a director of the Board of Directors of the Company. Simultaneously, Mr. Yuen Kam (our former chairman and director) resigned from his positions as chairman and director of the Board of Directors and as chairman and member of the Nominating and Corporate Governance Committee of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, chief executive officer of the Company, was appointed as the chairperson of the Board of Directors and the chairperson of the Nominating and Corporate Governance Committee. Mr. Mark Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating and Corporate Governance Committee.

On March 16, 2018, the shareholders approved the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” through an extraordinary general meeting to better reflect the future development direction and business strategy of the Company. The Company’s ordinary shares commenced trading under the new name on the NYSE with effect from March 22, 2018. The Company’s website address is changed to http://www.globalcordbloodcorp.com.

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.5 per ordinary share.

On June 5, 2019, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. The special committee has been in discussions with Cordlife Singapore regarding the proposed transaction and such discussions are continuing.

On or about June 26, 2019, an originating summons was filed In the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court dismissed the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavour to agree to directions for the originating summons. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously.

As of the date of this report, the special committee is still considering and evaluating the proposal by Cordlife Singapore, but it has not made any decision regarding the CGL Proposal. See “Risk Factors — Risks to our Shareholders — There can be no assurance that any agreement will be executed with respect to the proposal made by Cordlife Singapore, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.”.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.                                    Property, Plant and Equipment

As of March 31, 2019, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to the hospitals for patients who are in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also invested and owned 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province (our controlling shareholder owns 76.0% of Qilu).

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 2.3 million in 2017, accounting for approximately 44% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2018. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2018, the nation has a newborn population of over 17.2 million in 2017; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 3%, 4% and 4% for the fiscal years ended March 31, 2016, 2017 and 2018 (based on the number of new subscriber sign-ups for the fiscal years ended March 31 2016, 2017 and 2018 divided by the estimated number of newborns of the corresponding calendar years ended December 31, 2015, 2016 and 2017 according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

Fiscal year	Estimated no. of births in the Company’s operating regions (1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2016	1,952,586	62,909	3%
2017	2,121,261	74,952	4%
2018	2,383,395	91,789	4%

(1)                                    Source: China Statistical Year Book 2016, 2017 and 2018, calendar year information for 2015, 2016 and 2017.

(2)                                     Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 10.1% equity interest (as of March 31, 2019) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides exposure and insight into attractive markets such as India, Indonesia, Malaysia and the Philippines, and relatively mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 782-person sales team has direct access to expectant parents through collaboration with 358 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, social media, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 750,273 in March 2019.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2019, storage fee revenues represented 39.1% of our total revenues.

We recorded revenues and net income of RMB986.8 million ($147.0 million) and RMB295.2 million ($44.0 million), respectively, during our fiscal year ended March 31, 2019.

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

Our new subscriber sign-ups for the years ended March 31, 2017, 2018 and 2019 were 74,952, 91,789 and 89,366, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. In addition to increasing the variety of services offered, another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicants in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                  Investment in Qilu.  Qilu is the operator of the sole licensed cord blood bank in the Shandong province. It obtained permission from the Shandong DOH to commence operation in February 2008. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0% (our controlling shareholder owns 76.0% of Qilu). In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and record the investment at cost less impairment losses (if any).

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

•                  Expanding in other healthcare services.  There is uncertainty and risk when we expand our service offering beyond cord blood banking. As part of our growth strategy, we intend to offer additional healthcare services to our existing and future subscribers which in turn diversify our revenue stream. There is no guarantee that we can successfully commercialize such services or such services will be well received by our existing and future subscribers. Also, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable event which can materially adversely affected our operation and financial condition.

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

All processing fees were inclusive of a 5% business tax, which has been substituted by 6% value-added tax since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang. Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, we increased the one-time processing fee from RMB5,800 to RMB6,800. Effective from April 1, 2019, we increased the one-time processing fee from RMB6,800 to RMB9,800.

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

Because there is no written policy from the Bureau of Price in relation to the pricing of cord blood banking services, currently, we have the flexibility to set and adjust the subscription packages in response to changing market dynamics and have been targeting our subscription services at all expectant parents in our existing markets. For example, we offer recurring subscribers, medical practitioners, including doctors, nurses or other medical professionals, cord blood banking services at certain discounts from time to time. If subscription services become subject to price control in China, our financial condition and results of operations would be adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”.

Payment Methods for Subscribers

We offered our subscribers three payment options:

•                  Option One: payment of a one-time processing fee of RMB9,800 (RMB6,800 prior to April 1, 2019, RMB5,800 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing; and RMB5,000 prior to April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB860 payable each year by subscribers who signed up after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing (RMB500 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing) for a period of 18 years. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and signed up before May 1, 2013 is obligated to pay a revised annual storage fee of RMB535.

•                  Option Two: payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at a discount of 20% to the total amount of storage fees payable under the contract at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees (with no discount) at the time of subscription, had become available to new subscribers since February 1, 2009. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18) with no discount. Effective from April 1, 2011, subscribers in Guangdong who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640, representing a 20% discount of the one-time processing fee. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, subscribers who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB602 x 18) and a one-time processing fee of RMB6,800, representing a discount of RMB4,640 of the total storage fees payable over the contract period. Effective from April 1, 2019, subscribers in Beijing who choose this option will pay an upfront payment for 18 years of storage fee (approximately RMB602 x18) and a one-time processing fee of RMB9,800, representing a discount of RMB4,640 of the total storage fees payable over the contract period and subscribers in Guangdong and Zhejiang who choose this option will pay an upfront payment for 18 years of storage fee (approximately RMB435 x 18) and a one-time processing fee of RMB9,800, representing a discount of RMB7,640 of the total storage fees payable over the contract period.

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

Between April 1, 2011 and April 30, 2013, new subscribers in Beijing who choose this payment option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, resulting in a surcharge of RMB1,400 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Between May 1, 2013 to March 31, 2019, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four annual installments of RMB3,380 and payable starting from the third year of subscription, representing a discount of RMB1,960 of the total storage fees payable over the contract period. Starting from April 1, 2019, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB9,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four installments of RMB3,440 and payable starting from the third year of subscription, representing a discount of RMB1,720 of the total storage fees payable over the contract period. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and subscribed the service before May 1, 2013 are obligated to pay a revised annual storage fee of approximately RMB535.

Between April 1, 2011 and June 30, 2011, new subscribers in Guangdong who choose this payment option, will pay processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. This resulted in a surcharge of RMB500 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. From July 1, 2011 to March 31, 2013, new subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment of RMB1,460, follow by four annual payments of RMB1,210 each, representing a surcharge of RMB500 to the amount of processing fee payable under the contract, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Payment option (3) was not offered to subscribers in Guangdong during April 1, 2013 to June 30, 2013. Between July 1, 2013 and March 31, 2019, new subscribers in Guangdong who choose this payment option will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year, resulting in a surcharge of RMB700 to the amount of processing fees payable under the contract, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years. Effective from April 1, 2019, subscribers in Guangdong who choose payment option (3) will pay a processing fee of RMB9,800 in ten equal installments with annual payment of RMB980 from the first to the tenth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years.

Payment option (3) is not offered to subscribers in Zhejiang before August 1, 2018. Between August 1, 2018 and March 31, 2019, subscribers in Zhejiang who choose payment option (3) will pay an initial payment of RMB1,900 at the signing of the contract and annual payment of RMB850 each year starting from second year until the end of the eighth year, resulting in a surcharge of RMB1,050 to the amount of processing fees payable under the contract. An annual storage fee of approximately RMB860 is payable for a period up to 18 years. Effective from April 1, 2019, subscribers in Zhejiang who choose payment option (3) will pay a processing fee of RMB9,800 in ten equal installments with annual payment of RMB980 from the first to the tenth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years.

In response to changing market dynamics, we do offer some special promotion or discount to subscribers from time to time.

For the year ended March 31, 2019, approximately 51.5% of new subscribers chose Option One, compared to 50.8% in the year ended March 31, 2018. Option Two represented approximately 42.7% of new subscribers who signed up during the years ended March 31, 2019, compared to 47.1% in the previous year. 5.8% of new subscribers chose Option Three for the year ended March 31, 2019, compared to 2.1% in the year ended March 31, 2018. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding account receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2019, current accounts receivable decreased to RMB96.9 million ($14.4 million), as compared to RMB107.8 million last year resulted from increased allowance for doubtful receivables. Turnover periods for current accounts receivable for the years ended March 31, 2017, 2018 and 2019 determined based on average current accounts receivable and revenues in the respective periods, were 57 days, 43 days and 38 days, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Non-current accounts receivable increased mainly driven by the increase in new subscribers choosing Option Three, partially offset by the effect of increased allowance of doubtful receivables. Non-current accounts receivable as of March 31, 2019 amounted to RMB104.9 million ($15.6 million), as compared to RMB101.8 million last year.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                  Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.” As of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased to recognize storage fee revenue from such delinquent subscribers. During the year ended March 31, 2012, we performed a retrospective review of delinquent receivable collections for the period from fiscal year 2011 to fiscal year 2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, we changed our estimate of not recognizing storage fee revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. There were 9,752 subscribers who had been delinquent for more than 24 months as of March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. As of March 31, 2018 and 2019, there were 45,931 and 54,917 subscribers who had been delinquent for over 24 months and we have ceased recognizing storage fee revenue from such delinquent subscribers. The references to our number of subscribers as of a particular date in this annual report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2019, we collaborate with 358 hospitals across Beijing, Guangdong and Zhejiang.

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

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2018, the number of newborns in Guangdong was over 1.5 million in 2017. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately $20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0% (our controlling shareholder owns 76.0% of Qilu). Based on China Statistical Yearbook 2018, over 1.7 million babies were born within the Shandong province during 2017. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of $12.5 million, and to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2018, over 0.6 million babies were born within the Zhejiang province during 2017. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In February 2018, the Company disposed of all of its shares in LFC to liquidate its non-core investment since the Company had no strategic proposition relating to funeral business. As of March 31, 2019, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.1% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2019. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB2.5 million was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2017. In February 2018, the Company disposed all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018. Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income.

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

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect on January 1, 2008 and subsequently revised on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council approved and promulgated the Implementing Regulations for the EIT Law, which took effect simultaneously with the EIT Law. Under the EIT Law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for enterprises that were established before the promulgation date of the EIT Law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. For those enterprises that currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment may be given to companies in certain encouraged sectors and to those classified as advance technology companies enjoying special support from the state. Entities that qualify as HNTE under the EIT Law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for HNTE under the EIT Law were not issued until April 14, 2008. Circular 39 also provides that a company which may be concurrently eligible for both preferential treatment to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential but only one tax treatment which shall not be changed since making the election.

Jiachenhong’s renewed its HNTE certificate was dated October 30, 2014 and was approved by the relevant PRC tax authority in January 2015. Such status was valid retroactively as of January 1, 2014 and expired on December 31, 2016. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2018 and the renewed HNTE certificate was dated October 25, 2017 with a validity of 3 years. Such status is valid retroactively as of January 1, 2017 and will expire on December 31, 2019, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2019 to December 31, 2021 upon approval.

Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou’s HNTE status was redetermined by the relevant PRC tax authority in March 2019 and the renewed HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and will expire on December 31, 2020, and Lukou is subject to a reduced tax rate of 15% during such period.

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

The EIT Law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. No PRC withholding tax provision was made for the years ended March 31, 2018 and 2019 as there was no change on the Company’s reinvestment plan.

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for a period of 18 years absent early termination by our subscribers for any reason. Pursuant to the subscription contract, the processing fee is non-refundable unless the cord blood is non-viable for storage, and no penalty is charged to customers for early termination of the cord blood storage service. We offer discount to customers from time to time.

Prior to April 1, 2018, the Group recognized revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). The subscription contract is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and cord blood storage services are separate units. The Group considers all reasonably available information to allocate the overall arrangement fee to cord blood processing and cord blood storage services based on their relative selling prices. The Group recognizes processing fee revenue upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period.

Effective April 1, 2018, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The subscription contract includes two promised services which are (i) the processing service of cord blood unit; and (ii) the storage service of cord blood unit. As the promise to provide the processing service to subscriber is distinct from the promise to provide the storage service in the contract, two performance obligations are identified in the subscription contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the performance obligation. The Group considers all reasonably available information to allocate the overall arrangement fee to processing and storage services based on their relative selling prices. The Group recognizes processing fee revenue when the performance obligation is satisfied at a point in time, which is upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period as the performance obligation is satisfied over time. The Group believes the methodology of recognizing storage revenues over time meaningfully depicts the timing of storage services delivered to customers as it exerts the necessary efforts to deliver such services equally over time.

Subscribers may elect to pay the processing fee in full at the time of subscription, or a portion of that in installments. Under instalment option, the period between fulfillment of the performance obligation of processing services and the receipt of payment is greater than a year, and a significant financing component is present. The promised amount of consideration is discounted to present value based on a discount rate reflective of a separate financing transaction between the customer and the Group, at contract inception. The significant financing component is recorded as a reduction to revenue and accounts receivable initially, with such accounts receivable discount amortized to interest income over the period to receipt of payment. Installments due for payment beyond one year are classified as non-current accounts receivable. Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination. The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed. In addition, payment option (3) has been in place for several years and has a satisfactory collection history.

With respect to matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize revenues upon the satisfaction of its performance obligation, which is to transfer the control of the promised cord blood unit to the recipient. For further details regarding our revenue recognition, see Note 2(k) to our annual consolidated financial statements included elsewhere in this report.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB77.2 million ($11.5 million) as of March 31, 2019. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2019, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 18 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2019. The reported gross profit (gross margin) from our matching revenue were RMB4.1 million (70%), RMB6.4 million (77%) and RMB6.9 million (76%) for the years ended March 31, 2017, 2018 and 2019, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2019 would have increased/(deceased) gross profit by RMB220,000 and RMB225,000, respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2019 would have increased/(deceased) gross profit by RMB194,000 and RMB220,000, respectively.

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

Allowance for doubtful receivables was RMB164.4 million ($24.5 million) as of March 31, 2019, compared to RMB127.9 million as of March 31, 2018. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

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

The sources of our revenues consist of the following:

•                  Processing fee.  Gross processing fee is charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011. Since April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, gross processing fee of RMB6,800 was charged. Commencing on April 1, 2019, processing fee is charged at the rate of RMB9,800. Gross processing fee includes a 5% business tax and since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. Processing fee represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax or value-added tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay, with or without a surcharge (inclusive of a 5% business tax or 6% value-added tax), a portion of the processing fee in installments.

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

Direct costs also include an annual technical consulting fee of RMB3.0 million ($0.4 million) (RMB2.6 million prior to September 2017) payable by us to PEKU pursuant to a 4-year contract commencing September 2017 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million ($0.5 million). The agreement has a term of no less than 20 years commencing in November 2009. Lukou also entered into a co-operation agreement with Zhejiang Provincial Blood Center in relation to the operation of cord blood bank in Zhejiang with advisory fee for providing technical consultancy services.

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

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2019			2018		2017
	$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)

Revenues	147,031	986,754	100.0	936,768	100.0	759,978	100.0
Direct costs	(27,719)	(186,027)	(18.9)	(181,483)	(19.4)	(142,640)	(18.8)
Gross profit	119,312	800,727	81.1	755,285	80.6	617,338	81.2
Operating (expenses)/income, net
Research and development	(2,189)	(14,688)	(1.5)	(12,718)	(1.4)	(10,367)	(1.4)
Sales and marketing	(35,025)	(235,062)	(23.8)	(219,202)	(23.4)	(178,482)	(23.5)
General and administrative	(25,229)	(169,320)	(17.2)	(243,502)	(26.0)	(189,940)	(25.0)
Other operating income	—	—	—	—	—	26,316	3.5
Total operating expenses, net	(62,443)	(419,070)	(42.5)	(475,422)	(50.8)	(352,473)	(46.4)
Operating income	56,869	381,657	38.6	279,863	29.9	264,865	34.8
Other (expenses)/income, net
Interest income	3,773	25,320	2.6	21,936	2.3	17,416	2.3
Interest expense	—	—	—	(3,257)	(0.3)	(119,418)	(15.7)
Foreign currency exchange (losses)/gains	(9)	(62)	(0.0)	133	0.0	(38)	(0.0)
Change in fair value of equity securities	(8,512)	(57,125)	(5.8)	—	—	—	—
Dividend income	145	976	0.1	634	0.1	45	0.0
Impairment loss on available-for-sale equity securities	—	—	—	—	—	(2,533)	(0.3)
Others	849	5,695	0.6	4,226	0.5	5,974	0.8
Total other (expenses)/income, net	(3,754)	(25,196)	(2.5)	23,672	2.5	(98,554)	(12.9)
Income before income tax	53,115	356,461	36.1	303,535	32.4	166,311	21.9
Income tax expense	(9,128)	(61,260)	(6.2)	(62,656)	(6.7)	(37,622)	(4.9)
Net income	43,987	295,201	29.9	240,879	25.7	128,689	17.0

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Revenues

Revenues increased by 5.3% to RMB986.8 million ($147.0 million) for the year ended March 31, 2019, from RMB936.8 million for the year ended March 31, 2018. During the year ended March 31, 2019, processing fee and other revenues decreased 1.7% to RMB601.0 million ($89.5 million) and storage fee revenues increased 18.6% to RMB385.8 million ($57.5 million). The increase in revenues was mainly driven by the Company’s expanding total subscriber base, which was partially offset by the decrease in new subscribers. For the year ended March 31, 2019, 89,366 new subscribers were recruited, compared to 91,789 in the year ended March 31, 2018. Taking into account the reclassification of 711 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote, total units deposited by our subscribers increased to 750,273 as of March 31, 2019, compared to 661,618 as of March 31, 2018. There was no other material early termination recorded for the years ended March 31, 2018 and 2019.

For the year ended March 31, 2019, processing fee and other revenues and storage fee revenues accounted for approximately 60.9% and 39.1% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2018 in which processing fee and other revenues and storage fee revenues accounted for 65.3% and 34.7% of total revenues respectively.

Direct Costs

Direct costs increased to RMB186.0 million ($27.7 million) for the year ended March 31, 2019 from RMB181.5 million in the year ended March 31, 2018, which was mainly resulted from the increased raw materials costs. For the year ended March 31, 2019, variable costs and fixed costs accounted for approximately 67.4% and 32.6% of total direct costs, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2019, gross profit amounted to RMB800.7 million ($119.3 million), up 6.0% from RMB755.3 million for the year ended March 31, 2018. Gross margin for the year ended March 31, 2019 was 81.1%, compared to 80.6% in the year ended March 31, 2018, mainly driven by the increase in storage fee revenues.

Operating Expenses, Net

Total operating expenses decreased to RMB419.1 million ($62.4 million) for the year ended March 31, 2019, compared to RMB475.4 million for the year ended March 31, 2018. It was largely attributable to the absence of share-based compensation since all the RSUs were fully vested in the year ended March 31, 2018, partially offset by the increased marketing and promotional related expenses.

•                  Research and development expenses.  For the year ended March 31, 2019, we incurred research and development expenses of approximately RMB14.7 million ($2.2 million), compared to RMB12.7 million in the year ended March 31, 2018. Research and development expenses maintained at approximately 1.4% and 1.5% of revenues for the years ended March 31, 2018 and 2019, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell extraction, separation and preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB235.1 million ($35.0 million) for the year ended March 31, 2019, increased by 7.2% as compared to RMB219.2 million in the year ended March 31, 2018 as the Company’s continued to invest in promotional activities to promote our services to potential clients. Included in last year’s sales and marketing expenses was a reversal of share-based compensation expense of RMB1.5 million while no such reversal or expense were incurred in the current year. As a percentage of revenues, sales and marketing expenses increased from 23.4% in last year to 23.8% in the current year.

•                  General and administrative expenses.  For the year ended March 31, 2019, general and administrative expenses decreased to RMB169.3 million ($25.2 million), compared to RMB243.5 million for the year ended March 31, 2018. The decrease in general and administrative expenses was largely attributable to absence of share-based compensation expense charged upon the vesting of RSUs during the year ended March 31, 2018.

Operating Income

As a result of the foregoing, operating income increased by 36.4% to RMB381.7 million ($56.9 million) for the year ended March 31, 2019 from RMB279.9 million for the year ended March 31, 2018.

Other (Expenses)/Income, Net

For the year ended March 31, 2019, the Company recorded net other expenses of RMB25.2 million ($3.8 million), as compared to net other income of RMB23.7 million in the year ended March 31, 2018.

•                  Interest Income.  Interest income amounted RMB25.3 million ($3.8 million) in the year ended March 31, 2019, compared with RMB21.9 million in the year ended March 31, 2018.

•                  Interest Expense.  Interest expense for the year ended March 31, 2018 amounted to RMB3.3 million which was all related to convertible notes. The Company’s convertible notes were converted into ordinary shares in early April 2017 and no convertible notes related interest expense was incurred thereafter.

•                  Change in Fair Value of Equity Securities.  For the year ended March 31, 2019, the Company recognized RMB57.1 million ($8.5 million) decrease in fair value of equity securities as other expense upon the adoption of ASU No. 2016-01 from April 1, 2018. Such decrease was mainly attributable to our investments in Cordlife Singapore. For the year ended March 31, 2018, unrealized holding losses for equity securities of RMB29.6 was recorded as other comprehensive losses.

•                  Dividend Income.  For the years ended March 31, 2018 and 2019, we recorded dividend income received from Cordlife Singapore of RMB0.6 million and RMB1.0 million ($0.1 million), respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2019 amounted to RMB356.5 million ($53.1 million), increased from RMB303.5 million for the year ended March 31, 2018.

Income Tax Expense

For the year ended March 31, 2019, we recorded an income tax expense of RMB61.3 million ($9.1 million), compared to RMB62.7 million for the year ended March 31, 2018.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2019 amounted to RMB295.2 million ($44.0 million), compared to RMB240.9 million for the year ended March 31, 2018.

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Revenues

Revenues increased by 23.3% to RMB936.8 million for the year ended March 31, 2018 from RMB760.0 million for the year ended March 31, 2017. During the year ended March 31, 2018, processing fee and other revenues increased 27.0% to RMB611.6 million and storage fee revenues increased 16.9% to RMB325.2 million. The increase in revenues was mainly contributed by the increased new subscriber sign-ups recorded during the year ended March 31, 2018. For the year ended March 31, 2018, 91,789 new subscribers were recruited, compared to 74,952 in the year ended March 31, 2017. Taking into account the reclassification of 5,211 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote, total units deposited by our subscribers increased to 661,618 as of March 31, 2018, compared to 575,040 as of March 31, 2017. There was no other material early termination recorded for the years ended March 31, 2017 and 2018.

For the year ended March 31, 2018, processing fee and other revenues and storage fee revenues accounted for approximately 65.3% and 34.7% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2017 in which processing fee and other revenues and storage fee revenues accounted for 63.4% and 36.6% of total revenues, respectively.

Direct Costs

Direct costs increased to RMB181.5 million for the year ended March 31, 2018 from RMB142.6 million in the year ended March 31, 2017. The increases in direct costs were mainly resulted from the increased raw materials costs and direct labour on the back of rising volume. For the year ended March 31, 2017, the Company received RMB16.8 million of consideration for rendering a consultation service and such consideration was recorded as a reduction of direct costs. No such consideration was recorded in the year ended March 31, 2018.

For the year ended March 31, 2018, variable costs and fixed costs accounted for approximately 70.1% and 29.9% of total direct costs, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2018, gross profit amounted to RMB755.3 million, up 22.3% from RMB617.3 million for the year ended March 31, 2017. Gross margin for the year ended March 31, 2018 was 80.6%, compared to 81.2% in the year ended March 31, 2017 as the Company recorded a RMB16.8 million consideration for rendering a consultation service which was recorded as a reduction of direct costs in the year ended March 31, 2017. No such consideration was recorded in the year ended March 31, 2018.

Operating Expenses, Net

Total operating expenses increased to RMB475.4 million for the year ended March 31, 2018, compared to RMB352.5 million for the year ended March 31, 2017. It was largely attributable to the increase in share-based compensation, increased marketing and promotion expenses and sales force remuneration and incentives.

•                  Research and development expenses.  For the year ended March 31, 2018, we incurred research and development expenses of approximately RMB12.7 million, compared to RMB10.4 million in the year ended March 31, 2017. Research and development expenses maintained at approximately 1.4% of revenues for the years ended March 31, 2017 and 2018, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell extraction, separation and preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB219.2 million for the year ended March 31, 2018, increased by 22.8% as compared to RMB178.5 million in the year ended March 31, 2017. Sales and marketing expenses rose as a result of our ongoing effort to attract new subscribers, as well as additional staff costs and performance incentives, and also in conjunction with the increase in new subscriber numbers. As a percentage of revenues, sales and marketing expenses were 23.4%, similar to that of the year ended March 31, 2017. Included in sales and marketing expenses was share-based compensation expense of RMB17.4 million and a reversal of RMB1.5 million for the years ended March 31, 2017 and 2018, respectively. Such reversal recorded in the year ended March 31, 2018 was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees, partially offset by additional expenses charged on the RSUs granted during the first quarter of fiscal 2018 and upon the vesting of RSUs during the year ended March 31, 2018.

•                  General and administrative expenses.  For the year ended March 31, 2018, general and administrative expenses rose to RMB243.5 million, compared to RMB189.9 million for the year ended March 31, 2017. The increase in general and administrative expenses was largely attributable to additional expenses charged upon the vesting of RSUs during the year ended March 31, 2018.

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

Operating Income

As a result of the foregoing, operating income increased by 5.7% to RMB279.9 million for the year ended March 31, 2018 from RMB264.9 million for the year ended March 31, 2017.

Other Income/(Expenses), Net

For the year ended March 31, 2018, the Company recorded net other income of RMB23.7 million, as compared to net other expenses of RMB98.6 million in the year ended March 31, 2017.

•                  Interest Income.  Interest income amounted RMB21.9 million in the year ended March 31, 2018, compared with RMB17.4 million in the year ended March 31, 2017.

•                  Interest Expense.  Interest expense for the year ended March 31, 2018 amounted to RMB3.3 million, which was all related to convertible notes, compared to RMB119.4 million in the year ended March 31, 2017. The decrease was mainly because of the conversion of the Company’s convertible notes into ordinary shares in early April 2017 and no convertible notes related interest expense was incurred thereafter.

In October 2015, we borrowed RMB60.0 million from a commercial bank in PRC for one year. The loan bore a monthly fixed interest rate at 0.46%. Pursuant to this loan agreement, we incurred interest expense of approximately RMB1.5 million in the years ended March 31, 2017. The loan was fully repaid in September 2016. As of March 31, 2017 and 2018, we did not have any bank borrowing.

•                  Dividend Income.  For the year ended March 31, 2017, no dividend income was received from the Company’s available-for-sale equity securities or other investment. For the year ended March 31, 2018, we recorded dividend income received from Cordlife Singapore of RMB0.6 million.

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

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2018 amounted to RMB303.5 million, increased from RMB166.3 million for the year ended March 31, 2017.

Income Tax Expense

For the year ended March 31, 2018, we recorded an income tax expense of RMB62.7 million, compared to RMB37.6 million for the year ended March 31, 2017, as the Company recorded a reversal of provision for income tax of RMB14.3 million in the year ended March 31, 2017

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2018 amounted to RMB240.9 million, compared to RMB128.7 million for the year ended March 31, 2017.

Liquidity and Capital Resources

As of March 31, 2019, we had cash and cash equivalents of RMB4,997.9 million ($744.7 million). We use a variety of sources, both external and internal, to finance our operations. We use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing and debt financing from institutional investors and banks. As of March 31, 2018 and 2019, we do not maintain any credit facilities.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies, it may be challenging for us to sustain a growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2019 in light of the current economic and capital market condition. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2019		2018	2017
	$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	118,031	792,118	818,762	637,632
Net cash used in investing activities	(4,502)	(30,210)	(66,477)	(90,575)
Net cash used in financing activities	(3,158)	(21,192)	(2,015)	(60,000)
Effect of foreign currency exchange rate change on cash and cash equivalents	974	6,535	(9,924)	14,785

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 3.3% to RMB792.1 million ($118.0 million) during the year ended March 31, 2019, compared to RMB818.8 million during the year ended March 31, 2018. The decrease was mainly attributable to the decrease in new subscriber number and the decreased percentage of new subscribers who chose payment option two which has an upfront payment for 18-year storage fees at the time of subscription.

Net cash provided by operating activities increased by 28.4% to RMB818.8 million during the year ended March 31, 2018, compared to RMB637.6 million during the year ended March 31, 2017. The increase was mainly attributable to the increase in new subscriber number, especially subscribers who chose payment option two who paid an upfront payment for 18-year storage fees at the time of subscription. The increase was also driven by less coupon interest payment of the convertible notes, which were fully converted in April 2017, during the year ended March 31, 2018.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB66.5 million and RMB30.2 million ($4.5 million) for the years ended March 31, 2018 and 2019 respectively, primarily for the purchases of property, plant and equipment.

Net cash used in investment activities amounted to RMB90.6 million for the year ended March 31, 2017, primarily for the acquisition of an available-for-sale equity security and the purchases of property, plant and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities was RMB21.2 million ($3.2 million) for the year ended March 31, 2019. The cash was used in (i) paying cash dividend which was declared in June 2018 to the Company’s shareholders; and (ii) paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB2.0 million for the year ended March 31, 2018. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB60.0 million for the year ended March 31, 2017. The cash was used in the repayment of bank loan.

Capital Expenditures

For the years ended March 31, 2017, 2018 and 2019 our capital expenditures consisted primarily of expenditures for our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired equipment.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2019.

Contractual Obligation

	Less than 1 year	1–3 Years	3–5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Commercial commitments	6,200	10,650	6,400	17,867	41,117
Operating lease obligations	2,196	3,332	1,125	—	6,653
Long-term debt obligations	—	70,147	66,471	266,212	402,830
	8,396	84,129	73,996	284,079	450,600

•                  Commercial commitments.  The commercial commitments primarily relate to the fees payable to PEKU and GWCH pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB3.0 million ($0.4 million) for a term of four years and a fixed annual amount of RMB3.2 million ($0.5 million) for a term of twenty years, respectively.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 102.0, 101.6 and 102.1 in 2016, 2017 and 2018, respectively.

Recently Issued Accounting Pronouncements

Recently adopted pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. This guidance was originally effective for annual reporting and interim periods beginning after December 15, 2016 with early adoption not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to fiscal years and interim reporting periods beginning after December 15, 2017 and permits early adoption as early as the original effective date of ASU 2014-09. The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”). The Company applied the modified retrospective method to those contracts that are not completed contracts on April 1, 2018 upon the adoption of ASU 2014-09. Results for reporting periods beginning after April 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605. The adoption of this new revenue standard did not impact retained earnings as of April 1, 2018 and there are no changes between the reported results for the year ended March 31, 2019 under Topic 606 and those would have been reported under Topic 605.

In January 2016, the FASB issued ASU 2016-01 which amends certain aspects of recognition, measurement, presentation and disclosure of financial statements. ASU 2016-01 requires all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investees). ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. To further clarify ASU 2016-01, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”), in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017 and June 15, 2018, were not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption was permitted. For equity securities that are accounted for under the fair value method, the adoption of these amendments is by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The adoption of this new standard adjusted the cumulative effect of change in fair value of equity securities of RMB62.3 million ($9.3 million) as of April 1, 2018 from accumulated other comprehensive losses to retained earnings. Decrease in fair value of equity securities of RMB57.1 million ($8.5 million) for the year ended March 31, 2019 was recognized as other expenses through net income.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 was effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption was permitted. The Company adopted ASU 2016-15 on April 1, 2018 and concluded that no impact on its consolidated financial statements as a result of the adoption of this guidance.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 was effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption was permitted, including adoption in an interim period. The standard is applied using a retrospective transition method to each period presented. The Company adopted ASU 2016-18 on April 1, 2018 and concluded that no impact on its consolidated financial statements as a result of the adoption of this guidance.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 was effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption was permitted. ASU 2017-01 is applied prospectively on or after the effective date. The Company adopted ASU 2017-01 on April 1, 2018 and concluded that no impact on its consolidated financial statements as a result of the adoption of this guidance.

Unadopted pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. At adoption, this update will be applied using a modified retrospective transition approach, with an option to use certain transition relief. The Company expects that the adoption of Topic 842 would result in the recognition of the right-of-use assets and the lease liabilities for operating lease as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively,

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements of fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon the issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng (1)	47	Chief Executive Officer, Chairperson and Chief Executive Officer — Beijing Division
Albert Chen	43	Chief Financial Officer and Director
Ping Xu	40	Non-executive Director
Mark D. Chen (1)(2)(3)(4)	51	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	55	Independent Non-executive Director
Jennifer J. Weng (2)(3)(4)	51	Independent Non-executive Director
Rui Arashiyama	60	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	65	Chief Technology Officer

(1)                                     Members of Nominating and Corporate Governance Committee

(2)                                     Members of Compensation Committee

(3)                                     Members of Audit Committee

(4)                                     Members of Special Committee

Ting Zheng, serves as our chief executive officer, chairperson of the Board and chairperson of the Nominating and Corporate Governance Committee. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of GCBC. Aside from overseeing the overall operation of GCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of GCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She had assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Between August 2012 and May 2019, Ms. Zheng served as a non-executive director of Golden Meditech. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. With effect from April 1, 2017, Ms. Zheng also serves as the interim chief executive officer of the Beijing division.

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

Ping Xu, serves as our non-executive director since 2018. He also serves as a Senior Vice President in Sanpower Group Co., Ltd. (“Sanpower”) from December 2014. In Sanpower, Mr. Xu is in-charge of cross-border merger and acquisition and on-shore and off-shore project financing activities. Mr. Xu is also the authorized representative of the executive partner of Nanjing Ying Peng. From 2011 to December 2014, Mr. Xu was a director of the investment banking division of Zhong De Securities (“Zhong De”) handling IPO sponsorship, share and debt issuance. Before joining Zhong De, Mr. Xu served in Jiangsu Guoxin Group. Mr. Xu holds a master’s degree of Financial Information and Capital Market from Fudan University and he graduated from Nanjing University majored in International Accounting.

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

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009. Dr. Ken Lu is a managing partner of Fort Hill Capital Limited (“Fort Hill”), an asset management company focusing on the global equity markets. Prior to Fort Hill, Dr. Lu was a managing director of Seres Asset Management Limited (“Seres”), an Asia-focused investment manager. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Biologic Products Inc., a company listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She has been serving as senior partner and adviser to a number of private equity investment funds in United States and China since 2009.  Previously, she held research and financial management positions with companies including Mizuho and Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania.

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

B.                            Compensation

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•                  Ms. Ting Zheng, who is our chairperson, chief executive officer of the Company and the Beijing division;

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

For the fiscal years ended March 31, 2017, 2018 and 2019, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

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

•                  Share-based compensation.  In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which was subsequently amended in August 2014. In December 2014, 7,300,000 RSUs were granted to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. In March 2018, all the 7,300,000 RSUs were fully vested and no RSUs were issued thereafter. No RSUs were outstanding as of March 31, 2019. See “— Incentive Plan”.

Name and Principal Position	Year ended March 31,	Salary (1) $	Bonus (1) $	Total (1) $
Ting Zheng	2019	465,362	—	465,362
Chairperson and Chief Executive Officer — Group and Beijing Division	2018	423,449	509,658	933,107
	2017	388,090	257,354	645,444
Albert Chen	2019	465,362	—	465,362
Chief Financial Officer	2018	423,449	386,321	809,770
	2017	388,090	257,354	645,444
Rui Arashiyama	2019	249,619	280,262	529,881
Chief Executive Officer — Guangdong and Zhejiang Divisions	2018	256,508	254,829	511,337
	2017	249,617	257,354	506,971
Xin Xu	2019	127,513	31,826	159,339
Chief Technology Officer	2018	135,040	45,015	180,055
	2017	118,406	102,132	220,538

(1)                                     Ms. Ting Zheng and Mr. Albert Chen were paid by GCBC in Hong Kong dollars for the years ended March 31, 2017, 2018 and 2019. Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2017, 2018 and 2019. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 29, 2019, which was HK$7.8498 to $1.00 and RMB6.7112 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

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

Incentive Plan

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. In December 2014, a total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. In March 2018, an aggregate of 7,300,000 RSUs were fully vested and no additional RSU was granted thereafter. No RSUs were issued and outstanding as of March 31, 2018 and 2019.

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

Special Committee

On April 27, 2015, a Special Committee, consisting of Mr. Mark D. Chen , Ms. Jennifer J. Weng and Dr. Ken Lu, was formed by our Board of Directors, to consider the GM Proposal and certain other potential transactions involving the Company. See “Information on the Company — History and Development of the Company”.

On June 5, 2019, a Special Committee, consisting of Mr. Mark D. Chen (Mr. Chen is the chairman of our Special Committee), Ms. Jennifer J. Weng and Dr. Ken Lu, was formed by our Board of Directors, to evaluate the CGL Proposal. See “Information on the Company — History and Development of the Company — Recent Developments”.

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

D.                            Employees

As of March 31, 2017, 2018 and 2019, we had 1,044,1,136 and 1,261 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2019:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	218	382	182
Laboratory function	64	119	51
Management and administration	87	100	58
Total	369	601	291

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

Name	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Albert Chen	460,605	*
Mark D. Chen (2)	221,825	*
Jennifer J. Weng (2)	221,825	*
All directors and executive officers as a group	682,430	*

Principal shareholders:
Nanjing Ying Peng Asset Management Co., Ltd. (3)	79,528,662	65.4%
Kent C. McCarthy (4)	14,029,431	11.5%
Magnum Opus International (PTC) Limited, as trustee (5)	6,608,137	5.4%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                     Percentages based on 121,551,075 shares outstanding as of July 23, 2019, excluding shares owned by us.

(2)                                     Includes 221,825 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark D. Chen. Ms. Jennifer Weng and Mr. Chen are married.

(3)                                     Includes (i) 77,902,096 ordinary shares held by Blue Ocean; and (ii) 1,626,566 ordinary shares held of record by GM Stem Cells in which GM Stem Cells has agreed to immediately transfer to Blue Ocean or its designee on demand. Nanjing Ying Peng beneficially owns 100% of the outstanding shares of Blue Ocean and Nanjing Ying Peng Asset Management Co., Ltd. (“Nanjing Ying Peng GP”) is the general partner and executive partner of Nanjing Ying Peng. As a result, each of Nanjing Ying Peng and Nanjing Ying Peng GP are deemed to be beneficial owners of the 79,528,662 ordinary shares beneficially owned by Blue Ocean. In addition, Mr. Yafei Yuan has the right to indirectly appoint three members out of five members of the investment committee of Nanjing Ying Peng, and as a result of the voting and disposition of the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng being determined by such investment committee, Mr. Yafei Yuan may be deemed to beneficially own the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng.

(4)                                     Includes (i) 1,798,678 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 12,080,153 ordinary shares and 100,000 derivative call rights held by JHMS Fund, LLC; and (iii) 50,600 ordinary shares held by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Mr. Kent C. McCarthy is the manager of Jayhawk Private Equity, LLC, which is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Mr. McCarthy is also the trustee of the Kent C. McCarthy Revocable Trust dated October 24, 2003. As a result, Mr. McCarthy is deemed to be beneficial owners of the securities owned of record by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Information derived from a 13G/A filed on February 14, 2019.

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

As of June 30, 2019, 29.1% of our outstanding ordinary shares are held by 4 record holders in the United States.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Commercial Arrangement

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the years ended March 31, 2017 and the period from April 1, 2017 to January 31, 2018, the Company purchased raw materials of RMB36.4 million and RMB18.8 million from China Bright Group Co. Limited (“China Bright”), a subsidiary of Golden Meditech. Since February 1, 2018, Golden Meditech and China Bright were no longer related parties of the Company.

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

During the year ended March 31, 2018, the Company entered into a commercial arrangement with Golden Meditech for the purchase of raw materials and machineries for the automated stem cells extraction process. Prices for materials and machineries which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the period from April 1, 2017 to January 31, 2018, the Company purchased raw materials and machineries of RMB19.4 million from Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of Golden Meditech. Since February 1, 2018, Golden Meditech and Beijing Jingjing were no longer related parties of the Company.

Consultancy services

During the year ended March 31, 2017 and the period from April 1, 2017 to January 31, 2018, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of Golden Meditech, to the Company for an amount of RMB4.3 million and RMB4.5 million, respectively. Since February 1, 2018, Golden Meditech (S) Pte Ltd. was no longer a related party of the Company.

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

On June 26, 2018, the Board of Directors declared a dividend of $0.08 per ordinary share of the Company, to be paid in cash or in scrip dividend at the election of the shareholder. The dividend was paid on August 20, 2018 to shareholders of record as of July 30, 2018.  Cash dividends on our ordinary shares were paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately $2.7 million.  Holders of 87,523,354 ordinary shares elected to receive the dividend in the form of ordinary shares of the Company. As a result of these elections, the Company issued a total of 726,333 ordinary shares.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2019, our authorized share capital is $25,100, consisting of 250,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, and the issued share capital consists of 121,551,075 ordinary shares fully paid or credited as fully paid.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2019, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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

In addition, we will file annual reports and other information with the SEC. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the SEC may be inspected at the SEC, and copies of all or any part thereof may be obtained from the SEC upon payment of the prescribed fees. You can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at http://www.sec.gov.

I.                             Subsidiary Information

Not required.

Other information

Ms. Ting Zheng, our Chief Executive officer and Chairperson, was the subject of a regulatory action in 2018 brought by the Hong Kong Stock Exchange regarding her non-executive directorship at Golden Meditech, for which she was criticized for certain breaches of the Hong Kong Stock Exchange’s listing rules and required to attend training sessions given by the Hong Kong Institute of Directors (or similar course provider) on the Hong Kong Stock Exchange’s listing rules. As of the date of this report, Ms. Zheng has completed such training. Ms. Zheng resigned as Golden Meditech non-executive director in May 2019.

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

We had cash and cash equivalents denominated in U.S. dollars of approximately $4.2 million as of March 31, 2019. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2019, we had cash and cash equivalents of RMB4,997.9 million ($744.7 million). We do not maintain any credit facilities as of March 31, 2019. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2019, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2019 from RMB19.0 million ($2.8 million) to RMB17.2 million ($2.6 million).

Equity Price Risk

As of March 31, 2019, we had investment in equity securities at fair value of RMB107.4 million ($16.0 million). Such investment in equity securities consist of our equity investment in Cordlife Singapore, which is a publicly traded company on the Singapore Exchange and an investment in industry specific fund. As of March 31, 2019, we owned 10.1% equity interest in Cordlife Singapore. Investments in Cordlife Singapore and the investment in industry specific fund are exposed to price fluctuations. For the year ended March 31, 2019, RMB57.1 million ($8.5 million) decrease in fair value of our equity investments in Cordlife Singapore and other equity securities was recorded through net income as other expenses.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. We further increased our equity interest in Qilu to 24.0% in February 2013. We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we accounted for our equity ownership in Qilu at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu. The investment is subject to impairment assessments depending on Qilu’s operational performance, local demographic trend and the economic environment of the Shandong province.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                            Use of Proceeds

In November 2009, we completed an offering of 3,305,786 ordinary shares at a public offering price of $6.05 per ordinary share. In January 2010, the underwriters in the offering exercised their over-allotment option in full for an additional 495,867 ordinary shares at the offering price, resulting in an aggregate of 3,801,653 ordinary shares issued in the offering. We received net proceeds from this offering of approximately $20.5 million, after deducting underwriting discounts. The principal purposes of this offering were to increase the liquidity of the public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for general corporate purposes and potential acquisitions. As of the date of this report, we have allocated a portion of the net proceeds of the offering for acquisition and investment purposes and the remaining proceeds on general corporate purposes.

On November 5, 2010, we completed a follow-on public offering of 7,000,000 ordinary shares at $4.50 per share. Total gross proceeds of $31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2019. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2019. In making this evaluation, management used the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation our management determined that our internal control over financial reporting was effective as of March 31, 2019.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2019.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Global Cord Blood Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Global Cord Blood Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and our report dated July 23, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

July 23, 2019

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the audit of our annual financial statements for the years ended March 31, 2017, 2018 and 2019 was KPMG Huazhen LLP. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2019		2018	2017
	$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	942	6,320	6,503	5,858
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	942	6,320	6,503	5,858

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of $15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015, July 28, 2016, July 25, 2017, July 23, 2018 and July 23, 2019, the Board of Directors approved a new share repurchase program in the aggregate amount of $20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016, July 28, 2017, July 25, 2018, July 23, 2019 and July 23, 2020 respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular number of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2019.

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

4.26	2011 China Cord Blood Corporation Restricted Share Unit Scheme, as amended (11)
4.27	7% Senior Convertible Note issued to Magnum Opus International Holdings Limited due 2017 (12)
4.28	7% Senior Convertible Note issued to Cordlife Group Limited due 2017 (12)
4.29	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.30	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.31	Non-binding proposal letter from Golden Meditech Holdings Limited, dated April 27, 2015 (14)
4.32	Non-binding proposal letter from Cordlife Group Limited, dated June 4, 2019
8.1	List of subsidiaries (15)

11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Huazhen LLP
15.2	Consent of Commerce & Finance Law Offices
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

(15)                                Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on July 23, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CORD BLOOD CORPORATION

July 23, 2019	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Global Cord Blood Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Global Cord Blood Corporation and subsidiaries (the “Company”) as of March 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 23, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, in fiscal year 2019, the Company changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and changed its method of accounting for investments in equity securities due to the adoption of Accounting Standards Update No. 2016-01, Financial Instruments — Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.

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

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China

July 23, 2019

Global Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		4,250,610	4,997,861	744,706
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; March 31, 2019: RMB89,634 (US$13,356))	3	107,818	96,923	14,442
Inventories	4	27,718	27,612	4,114
Prepaid expenses and other receivables	5	22,276	25,532	3,805
Total current assets		4,408,422	5,147,928	767,067

Property, plant and equipment, net	6	552,960	545,340	81,258
Non-current deposits	7	233,115	236,719	35,272
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; March 31, 2019: RMB74,800 (US$11,146))	3	101,809	104,857	15,624
Inventories	4	71,758	77,194	11,502
Intangible assets, net	8	102,065	97,444	14,520
Investment in equity securities at fair value	9	153,882	107,362	15,997
Other equity investment	10	189,129	189,129	28,181
Deferred tax assets	17(c)	31,295	44,981	6,702
Total assets		5,844,435	6,550,954	976,123

LIABILITIES

Current liabilities
Accounts payable		11,372	33,566	5,001
Accrued expenses and other payables	12	73,023	79,977	11,918
Deferred revenue	13	366,373	461,986	68,838
Income tax payable		17,407	20,113	2,997
Total current liabilities		468,175	595,642	88,754

Non-current deferred revenue	13	1,874,014	2,108,442	314,168
Other non-current liabilities	12(i)	362,876	404,482	60,270
Deferred tax liabilities	17(c)	20,628	19,626	2,924
Total liabilities		2,725,693	3,128,192	466,116

Global Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
EQUITY

Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2019	15(a)	83	83	12
Additional paid-in capital		2,053,866	2,101,582	313,145
Treasury stock, at cost (March 31, 2018 and 2019: 136,899 shares, respectively)	15(c)	(2,815)	(2,815)	(419)
Accumulated other comprehensive losses		(54,654)	(88,738)	(13,223)
Retained earnings		1,116,873	1,407,223	209,683
Total equity attributable to Global Cord Blood Corporation		3,113,353	3,417,335	509,198

Non-controlling interests		5,389	5,427	809

Total equity		3,118,742	3,422,762	510,007

Commitments and contingencies	24	—	—	—

Total liabilities and equity		5,844,435	6,550,954	976,123

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Year ended March 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$

Revenues	16	759,978	936,768	986,754	147,031
Direct costs	20(iv)	(142,640)	(181,483)	(186,027)	(27,719)
Gross profit		617,338	755,285	800,727	119,312

Operating (expenses)/income, net
Research and development		(10,367)	(12,718)	(14,688)	(2,189)
Sales and marketing		(178,482)	(219,202)	(235,062)	(35,025)
General and administrative		(189,940)	(243,502)	(169,320)	(25,229)
Other operating income from a related party	20(v)	26,316	—	—	—
Total operating expenses, net		(352,473)	(475,422)	(419,070)	(62,443)

Operating income		264,865	279,863	381,657	56,869

Other (expenses)/income, net
Interest income		17,416	21,936	25,320	3,773
Interest expense		(119,418)	(3,257)	—	—
Foreign currency exchange (losses)/gains		(38)	133	(62)	(9)
Change in fair value of equity securities	9	—	—	(57,125)	(8,512)
Dividend income	9	45	634	976	145
Impairment loss on available-for-sale equity securities	9	(2,533)	—	—	—
Others		5,974	4,226	5,695	849
Total other (expenses)/income, net		(98,554)	23,672	(25,196)	(3,754)

Income before income tax		166,311	303,535	356,461	53,115

Income tax expense	17(a)	(37,622)	(62,656)	(61,260)	(9,128)
Net income		128,689	240,879	295,201	43,987

Net income attributable to non-controlling interests		(2,499)	(3,781)	(4,077)	(607)
Net income attributable to Global Cord Blood Corporation’s shareholders		126,190	237,098	291,124	43,380

Earnings per share:	19
- Basic		1.59	2.10	2.40	0.36
- Diluted		1.59	1.99	2.40	0.36

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(22,309)	(49,630)	28,232	4,207
- Unrealized holding losses in available-for-sale equity securities
- Unrealized holding losses arising during the year	(40,575)	(29,619)	—	—
- Reclassification adjustment for loss included in net income	2,533	167	—	—
Total other comprehensive (losses)/income	(60,351)	(79,082)	28,232	4,207
Comprehensive income	68,338	161,797	323,433	48,194

Comprehensive income attributable to non-controlling interests	(2,499)	(3,781)	(4,077)	(607)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	65,839	158,016	319,356	47,587

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		Global Cord Blood Corporation shareholders
							Accumulated
		Share capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	income/(loss)	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2016		73,140,147	50	873,654	(136,899)	(2,815)	84,779	753,585	4,172	1,713,425
Net income		—	—	—	—	—	—	126,190	2,499	128,689
Other comprehensive losses		—	—	—	—	—	(60,351)	—	—	(60,351)
Share-based compensation	18	—	—	62,763	—	—	—	—	—	62,763
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(1,977)	(1,977)
Balance as of March 31, 2017		73,140,147	50	936,417	(136,899)	(2,815)	24,428	879,775	4,694	1,842,549
Net income		—	—	—	—	—	—	237,098	3,781	240,879
Other comprehensive losses		—	—	—	—	—	(79,082)	—	—	(79,082)
Share-based compensation	18	—	—	83,322	—	—	—	—	—	83,322
Issuance of shares upon conversion of convertible notes	15(a)	40,521,494	28	1,034,132	—	—	—	—	—	1,034,160
Vesting of restricted share units scheme	15(a)	7,300,000	5	(5)	—	—	—	—	—	—
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(3,086)	(3,086)
Balance as of March 31, 2018		120,961,641	83	2,053,866	(136,899)	(2,815)	(54,654)	1,116,873	5,389	3,118,742
Cumulative effect of accounting change	9	—	—	—	—	—	(62,316)	62,316	—	—
Net income		—	—	—	—	—	—	291,124	4,077	295,201
Other comprehensive income		—	—	—	—	—	28,232	—	—	28,232
Dividend declared and ordinary shares issued to the Company’s shareholders	15(d)	726,333	—	47,716	—	—	—	(63,090)	—	(15,374)
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(4,039)	(4,039)
Balance as of March 31, 2019		121,687,974	83	2,101,582	(136,899)	(2,815)	(88,738)	1,407,223	5,427	3,422,762

Balance as of March 31, 2019 - US$			$12	$313,145		$(419)	$(13,223)	$209,683	$809	$510,007

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Operating activities:
Net income		128,689	240,879	295,201	43,987
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment		(223)	(828)	451	67
Depreciation of property, plant and equipment	6	45,860	45,969	47,744	7,114
Amortization of intangible assets	8	4,621	4,621	4,621	689
Deferred income taxes	17(a)	(21,145)	(9,935)	(14,688)	(2,189)
Provision for doubtful accounts	3(c)	29,574	31,716	38,214	5,694
Interest on convertible notes		59,528	1,023	—	—
Amortization of debt issuance costs	14	3,947	690	—	—
Share-based compensation	18	62,241	84,268	—	—
Change in fair value of equity securities	9	—	—	57,125	8,512
Impairment loss on available-for-sale equity securities	9	2,533	—	—	—
Loss on disposal of available-for-sale equity securities		—	167	—	—

Changes in operating assets and liabilities:
Accounts receivable		12,401	6,338	(30,367)	(4,524)
Inventories		(7,114)	286	(5,330)	(793)
Prepaid expenses and other receivables		7,023	(4,316)	(3,071)	(458)
Non-current deposits		12	9	—	—
Accounts payable		(991)	312	22,194	3,307
Accrued expenses and other payables		(2,541)	8,227	5,559	828
Deferred revenue		314,338	347,118	330,041	49,178
Amounts due to related parties		(49,879)	(4,679)	—	—
Income tax payable		2,859	6,024	2,706	403
Other non-current liabilities		45,899	60,873	41,718	6,216
Net cash provided by operating activities		637,632	818,762	792,118	118,031

Investing activities:
Purchase of property, plant and equipment		(24,693)	(67,066)	(30,689)	(4,573)
Proceeds from disposal of property, plant and equipment		272	372	479	71
Acquisition of available-for-sale equity securities	9	(66,154)	—	—	—
Proceeds from disposal of available-for-sale equity securities	9	—	217	—	—
Net cash used in investing activities		(90,575)	(66,477)	(30,210)	(4,502)

Financing activities:
Repayment of bank loan	11	(60,000)	—	—	—
Payment for dividends to shareholders	15(d)	—	—	(18,173)	(2,708)
Payment for dividends to holder of non-controlling interests		—	(2,015)	(3,019)	(450)
Net cash used in financing activities		(60,000)	(2,015)	(21,192)	(3,158)

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	14,785	(9,924)	6,535	974

Net increase in cash and cash equivalents	501,842	740,346	747,251	111,345

Cash and cash equivalents at beginning of year	3,008,422	3,510,264	4,250,610	633,361

Cash and cash equivalents at end of year	3,510,264	4,250,610	4,997,861	744,706

Non-cash investing activities:
Payable for property, plant and equipment	572	—	—	—
Property, plant and equipment acquired by non-current deposits	—	—	10,783	1,607

Non-cash financing activity:
Payable for dividends to holder of non-controlling interests	—	—	1,020	152

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	57,506	66,567	73,242	10,913
Cash refund during the year for income taxes	1,598	—	—	—
Cash paid for interest	94,057	1,537	—	—

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, reorganization and reverse recapitalization, and basis of presentation

(a)                                 Principal activities

Global Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of March 31, 2019, the Group has three operating cord blood banks, one in the Beijing municipality, one in the Guangdong province and one in the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange (the “NYSE”).

The Group provides cord blood testing and processing services and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

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

(b)                                 Basis of presentation

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

(b)                                 Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of stand-alone selling price for each performance obligation in contracts with customers that contain more than one performance obligation, the estimated number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, the realizability of inventories and deferred tax assets and the fair values of share-based compensation.

(c)                                  Foreign currency transactions and translation

The reporting currency of the Company is Renminbi (“RMB”).

The functional currency of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou is the RMB and the functional currency of the Company is United States dollars (“US$”). The functional currencies of subsidiaries of the Company outside the PRC are either US$ or Hong Kong dollars.

Transactions of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange (losses)/gains in the consolidated statements of comprehensive income.

Transactions of the Company and subsidiaries outside the PRC denominated in currencies other than their functional currencies are translated into their functional currencies at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities of the Company and subsidiaries outside the PRC denominated in foreign currencies are translated into their functional currencies using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange (losses)/gains in the consolidated statements of comprehensive income.

Assets and liabilities of the Company and subsidiaries outside the PRC are translated into RMB using the exchange rate at the balance sheet date. Revenues and expenses of the Company and subsidiaries outside the PRC are translated at the average exchange rates prevailing during the year. The adjustments resulting from translation of financial statements of the Company and subsidiaries outside the PRC are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2019 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.7112, being the spot exchange rate of U.S. dollars in effect on March 29, 2019 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 29, 2019 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP.

(d)                                 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2018 and 2019, cash and cash equivalents maintained in the PRC amounted to RMB4,175,205 and RMB4,951,352 (US$737,774), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2018		2019
	Original currency	RMB	Original currency	RMB

U.S. dollars	3,332	20,800	4,229	28,205
Australian dollars	1	5	4	17
Renminbi	4,175,223	4,175,223	4,951,377	4,951,377
Hong Kong dollars	67,439	53,964	19,431	16,614
Singapore dollars	129	618	333	1,648

Cash and cash equivalents held at financial institutions located in the PRC and Hong Kong are insured up to certain amount. Management believes that these major financial institutions have high credit ratings.

(e)                                  Investment securities

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) on April 1, 2018, management determines the appropriate classification of its investment securities at the time of purchase and re-evaluates such designations at each reporting date.

Trading securities were recorded at fair value. Realized and unrealized holding gains and losses, net of the related tax effect, on trading securities are included in earnings.

Available-for-sale equity securities were recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities were excluded from earnings and were reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale equity securities were determined on a specific-identification basis. Where the fair value of an investment in equity securities was not readily determinable, the investment was recorded at cost.

A decline in the market value of available-for-sale securities that was deemed to be other-than-temporary resulted in an impairment to reduce the carrying amount to fair value. The impairment was charged to earnings and a new cost basis for the security was established. In determining whether an impairment was other-than-temporary, the Group considered whether it had the ability and intent to hold the investment until a market price recovery and considered whether evidence indicating the cost of the investment was recoverable outweighs evidence to the contrary. Evidence considered in this assessment included the reasons for the impairment, the severity and duration of the impairment, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Upon the adoption of ASU 2016-01 on April 1, 2018, equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings. Where the fair value of an investment in equity securities is not readily determinable, the Group recognizes such investment in other investment, and uses the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value, at each reporting period, the Group makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Group considers include, but are not limited to, (i) the deterioration of earnings performance, credit rating, asset quality, or business prospects of the investee, (ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, (iii) a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value and if the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in other expenses equal to the difference between the carrying value and fair value.

Dividend income is recognized in other income when earned.

(f)                                    Accounts receivable

Accounts receivable represent amounts due from subscribers for cord blood processing and storage services, which are recognized in accordance with the Group’s revenue recognition policies (Note 2(k)). Installments receivable from subscribers which are due for repayment in over one year under the deferred payment option are classified as non-current accounts receivable. Accounts receivable are stated net of allowance for doubtful accounts.

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

(g)                                 Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or net realizable value on a weighted-average basis, and recognized as direct costs when revenue is recognized. Cost comprises direct materials, direct labor and an allocation of production overheads. Inventories that are not expected to be realized within 12 months from the balance sheet date are classified as non-current assets. Consumables and supplies are included in inventories and classified as current assets.

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

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and is expensed to direct costs when revenue is recognized.

(i)                                    Intangible assets

Intangible assets represent the operating rights to operate cord blood banks and are stated at the fair value on the date of acquisition less accumulated amortization. Where payment for an operating right is non-deductible for tax purpose, the simultaneous equations method is used to record the assigned value of the asset and the related deferred tax liability, such that the carrying amount of the asset upon initial recognition less deferred tax liability recognized equals the amount paid for the asset. Amortization expense is recognized on a straight-line basis over the estimated useful life of the operating rights of 30 years.

(j)                                    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2017, 2018 and 2019.

(k)                                 Revenue recognition

The Group receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Group freezes the units and stores them in a cryogenic freezer. Under the cord blood processing and storage agreement (the “Agreement”) signed with the customer, the Group charges separate processing fee and storage fees to the customer and such Agreement provides a storage period of eighteen years. Pursuant to the Agreement, the processing fee is non-refundable unless the cord blood is non-viable for storage, and no penalty is charged to customers for early termination of the cord blood storage service. The Group offers discount to customers from time to time.

Prior to April 1, 2018, the Group recognized revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and cord blood storage services are separate units. The Group considers all reasonably available information to allocate the overall arrangement fee to cord blood processing and cord blood storage services based on their relative selling prices. The Group recognizes processing fee revenue upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period. Fees derived from the provision of donated cord blood for transplantation and research are recognized when the cord blood unit is delivered and the risk of loss is transferred to the recipient. The Group’s revenues are net of value-added tax collected on behalf of tax authorities at 6% on the invoiced amount in respect of the services rendered.

Effective April 1, 2018, the Group adopted the new guidance of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. According to ASC 606, the Group recognizes revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The Agreement includes two promised services which are (i) the processing service of cord blood unit; and (ii) the storage service of cord blood unit. As the promise to provide the processing service to subscriber is distinct from the promise to provide the storage service in the contract, two performance obligations are identified in the Agreement. The consideration expected to be received is allocated at contract inception among the performance obligations based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the performance obligation. The Group considers all reasonably available information to allocate the overall arrangement fee to processing and storage services based on their relative selling prices. The Group recognizes processing fee revenue when the performance obligation is satisfied at a point in time, which is upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period as the performance obligation is satisfied over time. The Group believes the methodology of recognizing storage revenues over time meaningfully depicts the timing of storage services delivered to customers as it exerts the necessary efforts to deliver such services equally over time. The revenue recognition policy adopting ASC 606 is consistent with previous accounting practice.

During the years ended March 31, 2017, 2018 and 2019, the Group offered its customers three payment options:

(i)            Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and the annual storage fee in advance at the beginning of each annual period;

(ii)           Payment of the processing fee upon delivery of the cord blood unit to the Group’s premises for processing and an upfront payment of storage fees for a period of eighteen years; and

(iii)          Payment of the processing fee by installment over multiple periods and the annual storage fee in advance at the beginning of each annual period or an upfront payment of storage fees for a period of eighteen years paid by several installments. Certain installment option includes an initial processing fee payment upon delivery of the cord blood unit to the Group’s premises for processing and an incremental annual payment for the consecutive periods, representing a surcharge to the total amount of processing fees payable under payment options (i) and (ii).

Under payment option (iii), the period between fulfillment of the performance obligation of processing services and the receipt of payment is greater than a year, and a significant financing component is present. The promised amount of consideration is discounted to present value based on a discount rate reflective of a separate financing transaction between the customer and the Group, at contract inception. The significant financing component is recorded as a reduction to revenue and accounts receivable initially, with such accounts receivable discount amortized to interest income over the period to receipt of payment. Installments due for payment beyond one year are classified as non-current accounts receivable.

When payment from customers occurs prior to revenue recognition, a contract liability is recorded as deferred revenue on the consolidated balance sheet.

Fees derived from the provision of donated cord blood for transplantation and research are recognized upon the satisfaction of its performance obligation, which is to transfer the control of the promised cord blood unit to the recipient. The transfer of control of the cord blood unit is satisfied at a point in time, which is the delivery of the cord blood unit to the recipient and evidenced by signed acknowledgements.

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

(m)                              Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB32,331, RMB37,424 and RMB39,586 (US$5,898) for the years ended March 31, 2017, 2018 and 2019, respectively.

(n)                                 Employee benefits

Contributions to employee benefits (which are defined contribution plans) are charged to the consolidated statements of comprehensive income when the related employee service is provided. The Group does not have any defined benefit plans.

(o)                                 Debt issuance costs

Costs incurred by the Group that are directly attributable to the issuance of the convertible notes are deferred and charged to the consolidated statements of comprehensive income using an effective interest rate method from the date the convertible notes were issued to the earliest date the holders of the convertible notes can demand payment, which is five years.

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

A deferred tax liability is not recognized for the excess of the Group’s financial statements carrying amount over the tax base of its investment in a foreign subsidiary, if the subsidiary has invested or will invest the undistributed earnings indefinitely.

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

Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders, as adjusted to exclude any income or expenses related to dilutive ordinary equivalents shares by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of (i) the ordinary shares issuable upon the conversion of the convertible notes applying the if-converted method; (ii) the ordinary shares issuable upon the vesting of the restricted share units (“RSU”) scheme applying the treasury stock method; and (iii) the ordinary shares issuable as scrip dividend. Dilutive potential ordinary shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

(s)                                   Share-based compensation

The Group recognizes share-based payments as compensation cost and measures such cost based on the grant date fair value of the equity instrument issued. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

(t)                                    Segment reporting

The Group has one operating segment, as defined by ASC Topic 280, Segment Reporting, which is processing and storage of cord blood units. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

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

(v)                                 Recently issued accounting standards

Recently adopted pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. This guidance was originally effective for annual reporting and interim periods beginning after December 15, 2016 with early adoption not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to fiscal years and interim reporting periods beginning after December 15, 2017 and permits early adoption as early as the original effective date of ASU 2014-09. The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”). The Company applied the modified retrospective method to those contracts that are not completed contracts on April 1, 2018 upon the adoption of ASU 2014-09. Results for reporting periods beginning after April 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605. The adoption of this new revenue standard did not impact retained earnings as of April 1, 2018 and there are no changes between the reported results for the year ended March 31, 2019 under Topic 606 and those would have been reported under Topic 605.

In January 2016, the FASB issued ASU 2016-01 which amends certain aspects of recognition, measurement, presentation and disclosure of financial statements. ASU 2016-01 requires all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investees). ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. To further clarify ASU 2016-01, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”), in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017 and June 15, 2018, were not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption was permitted. For equity securities that are accounted for under the fair value method, the adoption of these amendments is by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The adoption of this new standard adjusted the cumulative effect of change in fair value of equity securities of RMB62,316 (US$9,285) as of April 1, 2018 from accumulated other comprehensive losses to retained earnings. Decrease in fair value of equity securities of RMB57,125 (US$8,512) for the year ended March 31, 2019 was recognized as other expenses through net income.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 was effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption was permitted. The Company adopted ASU 2016-15 on April 1, 2018 and concluded that no impact on its consolidated financial statements as a result of the adoption of this guidance.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 was effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption was permitted, including adoption in an interim period. The standard is applied using a retrospective transition method to each period presented. The Company adopted ASU 2016-18 on April 1, 2018 and concluded that no impact on its consolidated financial statements as a result of the adoption of this guidance.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 was effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption was permitted. ASU 2017-01 is applied prospectively on or after the effective date. The Company adopted ASU 2017-01 on April 1, 2018 and concluded that no impact on its consolidated financial statements as a result of the adoption of this guidance.

Unadopted pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. At adoption, this update will be applied using a modified retrospective transition approach, with an option to use certain transition relief. The Company expects that the adoption of Topic 842 would result in the recognition of the right-of-use assets and the lease liabilities for operating lease as of April 1, 2019 of approximately RMB6,890 and RMB5,765, respectively.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements of fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon the issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption of this standard will have material impact on its consolidated financial statements.

3                                         Accounts receivable, net

(a)                                Accounts receivable consist of the following:

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Accounts receivable	337,567	366,214	54,568
Less: Allowance for doubtful accounts	(127,940)	(164,434)	(24,502)
Total accounts receivable, net	209,627	201,780	30,066

Representing:

Current portion:
- Processing fees	71,476	68,113	10,150
- Storage fees	35,001	27,465	4,092
- Others	1,341	1,345	200
	107,818	96,923	14,442
Non-current portion	101,809	104,857	15,624
Total accounts receivable, net	209,627	201,780	30,066

Non-current accounts receivable as of March 31, 2019 are due for payment as follows:

	March 31, 2019
	RMB	US$
Fiscal years ending March 31,
2021	32,352	4,821
2022	33,032	4,922
2023	31,699	4,723
2024	26,343	3,925
2025 and thereafter	80,665	12,019
	204,091	30,410
Less: Unearned interest	(24,434)	(3,640)
Total non-current accounts receivable	179,657	26,770

(b)                                 An aging analysis of accounts receivable based on due date is as follows:

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Not past due	210,009	219,216	32,664
Within one year past due	34,366	27,138	4,044
Between one to two years past due	35,742	30,255	4,508
Over two years past due	57,450	89,605	13,352
Total accounts receivable	337,567	366,214	54,568

(c)                                  An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Balance at beginning of year	100,894	117,602	127,940	19,064
Charged to allowance for doubtful accounts	29,574	31,716	38,214	5,694
Write-off charged against the allowance for the year	(12,866)	(21,378)	(1,720)	(256)
Balance at end of year	117,602	127,940	164,434	24,502

4                                         Inventories

Inventories consist of the following:

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Current portion:
- Consumables and supplies	27,718	27,612	4,114

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	71,758	77,194	11,502
Total current and non-current inventories	99,476	104,806	15,616

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no write-down for inventories was made during the years ended March 31, 2017, 2018 and 2019.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon delivery of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2019, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 18 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2017, 2018 and 2019.

5                                         Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Prepaid expenses	13,060	14,748	2,198
VAT tax receivables	2,062	4,411	657
Other receivables	7,154	6,373	950
Total prepaid expenses and other receivables	22,276	25,532	3,805

Other receivables mainly include advance payments to employees and current rental deposits and prepayments.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Buildings	598,832	600,733	89,512
Leasehold improvements	14,864	14,864	2,215
Machineries	167,310	196,123	29,223
Motor vehicles	18,210	19,246	2,868
Furniture, fixtures and equipment	50,940	53,631	7,991
Construction-in-progress	10,931	3,887	579
	861,087	888,484	132,388
Less: Accumulated depreciation	(308,127)	(343,144)	(51,130)
Total property, plant and equipment, net	552,960	545,340	81,258

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Direct costs	29,883	30,055	30,848	4,597
Research and development	1,372	1,138	1,358	202
Sales and marketing	3,051	3,217	3,371	502
General and administrative	11,554	11,559	12,167	1,813
Total depreciation expense	45,860	45,969	47,744	7,114

7                                         Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2018	2019	2019
		RMB	RMB	US$

Investment deposit	(i)	210,088	224,475	33,448
Deposit for purchase of machineries		23,027	12,244	1,824
Total non-current deposits		233,115	236,719	35,272

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

8                                         Intangible assets, net

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	20,656
Less: Accumulated amortization	(36,563)	(41,184)	(6,136)
Total intangible assets, net	102,065	97,444	14,520

Intangible assets represent the cord blood bank operating rights in the Guangdong province and the Zhejiang province, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$145) for the years ended March 31, 2017, 2018 and 2019, respectively. The operating right is subject to renewal and the next renewal is due in May 2021.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC Topic 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the Zhejiang operating right is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$544) for the years ended March 31, 2017, 2018 and 2019, respectively. The operating right is subject to renewal and the next renewal is due in September 2019.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2019 are:

	March 31, 2019
	RMB	US$
Fiscal years ending March 31,
2020	4,621	689
2021	4,621	689
2022	4,621	689
2023	4,621	689
2024	4,621	689
2025 and thereafter	74,339	11,075
Total amortization expenses	97,444	14,520

9                                         Investment in equity securities at fair value

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Listed equity securities
Cordlife Group Limited - listed on Singapore Exchange	91,632	49,270	7,341

Listed fund investment	62,250	58,092	8,656
	153,882	107,362	15,997

As of March 31, 2017, the Group held 8,122,222 ordinary shares in Life Corporation Limited (“LFC”). LFC is principally engaged in the provision of funeral and related services and is listed on the Australian Securities Exchange (delisted on January 24, 2018). In February 2018, the Group disposed of its entire equity interest in LFC at a consideration of RMB217 to an independent third party.

During the year ended March 31, 2017, the Group recorded impairment loss on available-for-sale equity securities of RMB2,533, which was related to the Group’s investment in LFC. Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB2,533 was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2017. No impairment loss was recorded for the years ended March 31, 2018 and 2019.

As of March 31, 2018 and 2019, the Group held 25,516,666 ordinary shares in CGL. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Myanmar and Vietnam), and is listed on the Singapore Exchange. As of March 31, 2018 and 2019, the Group’s equity interest in CGL was 10.1%.

During the year ended March 31, 2017, the Group made an investment in industry specific fund for US$10,000 (RMB66,154). Such fund investments are classified as equity securities measured at fair value since they have readily determinable fair value.

As of March 31, 2018, the cost basis of the investments in equity securities was RMB100,213, total unrealized holding gains of CGL was RMB62,613 and total unrealized holding losses of other investment was RMB297. The aggregate fair value was RMB153,882 as of March 31, 2018. Upon the adoption of ASU 2016-01 on April 1, 2018, accumulated unrealized holding gains of equity securities of RMB62,316 (US$9,285) was adjusted from accumulated other comprehensive losses to retained earnings.

As of March 31, 2019, the cost basis of the investments in equity securities was RMB100,213 (US$14,932) and the aggregate fair value was RMB107,362 (US$15,997). Decrease in fair value of equity securities of RMB57,125 (US$8,512) for the year ended March 31, 2019 was recognized as other expenses through net income.

Dividends received from CGL during the years ended March 31, 2017, 2018 and 2019 of nil, RMB634 and RMB976 (US$145), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

10                                  Other equity investment

	March 31,
	2018	2019	2019
	RMB	RMB	US$

Unlisted equity securities	189,129	189,129	28,181

As of March 31, 2018 and 2019, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, and the equity interests do not have a readily determinable fair value, the investment is stated at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu Stem Cells. The Group performed an impairment assessment based on Qilu Stem Cells’s operational performance, local demographic trend and the economic environment of the Shandong province and no impairment indicator was identified for the years ended March 31, 2018 and 2019, respectively.

No dividend income was received from Qilu Stem Cells during the years ended March 31, 2017, 2018 and 2019.

11                                  Bank loan

On October 9, 2015, the Group borrowed RMB60,000 from Hangzhou Bank for one year. Such bank loan was fully repaid on September 13, 2016.

12                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2018	2019	2019
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	33,232	36,987	5,511
Other tax payables		1,802	2,663	397
Accrued salaries, bonus and welfare expenses		17,524	17,926	2,671
Accrued consultancy and professional fees		4,785	3,945	588
Payable for property, plant and equipment		712	1,198	179
Other payables	(ii)	14,968	17,258	2,572
Total accrued expenses and other payables		73,023	79,977	11,918

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

13                                  Deferred revenue

(a)                                 Deferred revenue consists of the following:

		March 31,
	Note	2018	2019	2019
		RMB	RMB	US$

Payments made by customers prior to completion of cord blood processing services	(i)	128,192	185,752	27,677
Unearned storage fees	(b)	2,112,195	2,384,676	355,329
Total current and non-current deferred revenue	(ii)	2,240,387	2,570,428	383,006

Representing:
Current portion		366,373	461,986	68,838
Non-current portion		1,874,014	2,108,442	314,168
Total current and non-current deferred revenue		2,240,387	2,570,428	383,006

Note:

(i)                                     The balance of payments made by customers prior to completion of cord blood processing services represented payments received from customers during the year upon the signing of the Agreement but before the performance obligation for processing services is satisfied and before the commencement of storage. Of the balance of RMB128,192 as of March 31, 2018, RMB69,294 (US$10,325) was recognized as revenues for the year ended March 31, 2019 and RMB58,898 (US$8,776) from prior year’s balance was reclassified as unearned storage fees which was included in the increase in unearned storage fees during the year in the analysis disclosed in Note 13(b).

(ii)                                  Of the total balances of current and non-current deferred revenue, the Group expects to recognize RMB386,068 (US$57,526) in fiscal year 2020, RMB174,145 (US$25,948) in fiscal year 2021, RMB173,216 (US$25,810) in fiscal year 2022, and RMB1,836,999 (US$273,722) in the fiscal year 2023 and thereafter, upon the completion of the Group’s performance obligations on related processing and storage services.

(b)                                 An analysis of unearned storage fees is as follows:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Balance at beginning of year	1,482,074	1,763,389	2,112,195	314,727
Increase in unearned storage fees during the year	559,588	674,015	658,262	98,085
Credited to income
- From prior year’s balance	(160,835)	(193,810)	(238,181)	(35,490)
- From increase in unearned storage fees during the year	(117,438)	(131,399)	(147,600)	(21,993)
Balance at end of year	1,763,389	2,112,195	2,384,676	355,329

14                                  Convertible notes, net

On April 27, 2012, the Company completed the sale of US$65,000 in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes to Brilliant China Healthcare Investment Limited (formerly known as KKR China Healthcare Investment Limited) (“BCHIL”) (the “KKR Notes”). The KKR Notes were convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$65,000 and incurred debt issuance costs of RMB14,260 from the issuance of the KKR Notes. The KKR Notes were senior unsecured obligations, maturing on April 27, 2017 and are not redeemable prior to their maturity at the Company’s option. The KKR Notes were convertible at any time in whole or in part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company was obligated to pay a redemption amount on the unconverted portion of the KKR Notes that would be calculated to provide a 12% Internal Rate of Return (“IRR”).

On October 3, 2012, the Company completed the sale of aggregate US$50,000 senior unsecured convertible notes to Golden Meditech Holdings Limited (“GMHL”), which was a major shareholder of the Company at that time (the “GM Notes”). The GM Notes carried a 7% coupon interest rate and were convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Company received gross proceeds of US$50,000 and incurred debt issuance costs of RMB4,258 from the issuance of the GM Notes. The GM Notes were senior unsecured obligations, maturing on October 3, 2017 and were not redeemable prior to their maturity at the Company’s option. The GM Notes were convertible at any time in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company was obligated to pay a redemption amount on the unconverted portion of the GM Notes that is calculated to provide a 12% IRR.

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

The Company determined that the conversion feature embedded in the Notes should not be bifurcated and accounted for as a derivative pursuant to ASC 815, Derivatives and Hedging (“ASC 815”), since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. The Company determined that the embedded put options that can accelerate the repayment of the Notes and contingent interest feature are clearly and closely related to the debt host contract and are not separately accounted for as a derivative pursuant to the ASC 815. Further, since the conversion price of the Notes exceeded the market price of the Company’s ordinary shares on the date of commitment, there was no beneficial conversion feature.

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

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

KKR Notes interest incurred	65,130	1,454	—	—
GM Notes interest incurred	48,863	1,113	—	—
Amortization of debt issuance costs	3,947	690	—	—
Total interest expense	117,940	3,257	—	—

15                                  Shareholders’ equity

(a)                                 Share capital

As of March 31, 2017, the Company had 73,003,248 shares outstanding and 73,140,147 shares issued.

During the year ended March 31, 2018, the Company issued 40,521,494 ordinary shares upon the conversion of the Notes in April 2017 (Note 14). In addition, 7,300,000 outstanding RSUs were fully vested and resulted in an increase of 7,300,000 shares outstanding (Note 18). As a result, as of March 31, 2018, the Company’s issued and outstanding shares increased to 120,961,641 and 120,824,742 respectively.

During the year ended March 31, 2019, the Company issued 726,333 ordinary shares as scrip dividend (Note 15(d)). As a result, the Company’s issued and outstanding shares increased to 121,687,974 and 121,551,075 as of March 31, 2019.

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

Aggregated transfers of RMB1,964, RMB16,326 and RMB15,841 (US$2,360) have been made to the statutory surplus reserve by Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou for the years ended March 31, 2017, 2018 and 2019, respectively. Accumulated statutory surplus reserve as of March 31, 2018 and 2019 amounted to RMB144,141 and RMB159,982 (US$23,838), respectively.

(c)                                  Share repurchase program

During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL. As of March 31, 2018 and 2019, the remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 23, 2018 and July 23, 2019, the Board of Directors approved a new share repurchase program in the aggregate amount of $20,000 for 12 months until July 23, 2019 and July 23, 2020. During the years ended March 31, 2018 and 2019, the Company did not repurchase any of its shares under the new share repurchase programs.

(d)                                 Dividend declared

On June 26, 2018, the Company’s Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip at the election of the shareholders. As a result of the election of the shareholders, the Company issued a total of 726,333 ordinary shares and paid a cash dividend of RMB18,173 (US$2,708) during the year ended March 31, 2019.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Cord blood processing fees	477,243	604,502	592,123	88,229
Cord blood storage fees	278,273	325,209	385,781	57,483
Fees derived from the provision of donated cord blood for transplantation and research and others	4,462	7,057	8,850	1,319
Total revenues	759,978	936,768	986,754	147,031

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2017, 2018 and 2019. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

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

In March 2017, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2016 to December 31, 2018. Guangzhou Nuoya is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2019 to December 31, 2021.

In January 2016, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017. In March 2019, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2018 to December 31, 2020.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. During the year ended March 31, 2017, a reversal of withholding income tax of RMB14,300 was made due to the change in management’s future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. There was no change on the Company’s reinvestment plan in the years ended March 31, 2018 and 2019. As of March 31, 2019, such undistributed earnings that may be subject to the withholding tax amounted to RMB2,351,790 (US$350,428) and the related unrecognized deferred tax liability was RMB235,179 (US$35,043).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

The PRC	365,448	435,576	447,195	66,634
Non-PRC
- Hong Kong	(36)	(45)	(65)	(9)
- British Virgin Islands	(2,985)	(56)	(56,616)	(8,436)
- Cayman Islands	(196,116)	(131,940)	(34,053)	(5,074)
Income before income tax expense	166,311	303,535	356,461	53,115

(a)                                 Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Current tax expense	58,767	72,591	75,948	11,317
Deferred tax expense	(21,145)	(9,935)	(14,688)	(2,189)
Total income tax expense	37,622	62,656	61,260	9,128

(b)                                 Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

		Year ended March 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$

Income before income tax expense		166,311	303,535	356,461	53,115

Computed “expected” tax expense		41,578	75,884	89,115	13,279
Non-PRC entities not subject to income tax
- Hong Kong		9	11	16	2
- British Virgin Islands		746	14	14,154	2,109
- Cayman Islands		49,029	32,985	8,513	1,268
PRC dividend withholding tax		(14,300)	—	—	—
Preferential tax rates	(i)	(39,931)	(49,093)	(51,428)	(7,663)
Others		491	2,855	890	133
Actual income tax expense		37,622	62,656	61,260	9,128

Note:

(i)                                     Per share impact of preferential tax rates is RMB0.55, RMB0.43 and RMB0.42 (US$0.06) for the years ended March 31, 2017, 2018 and 2019, respectively.

(c)                                  Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	21,086	32,929	4,906
Non-current accounts receivable	11,725	12,879	1,919
Inventories	7,410	7,834	1,167
Others	1,713	1,858	277
Deferred tax assets	41,934	55,500	8,269

Deferred tax liabilities:
Deferred revenue	(57)	(48)	(7)
Property, plant and equipment	(5,694)	(5,736)	(855)
Intangible assets	(25,516)	(24,361)	(3,629)
Deferred tax liabilities	(31,267)	(30,145)	(4,491)

Net deferred tax assets	10,667	25,355	3,778

Classification on consolidated balance sheets:
Deferred tax assets	31,295	44,981	6,702
Deferred tax liabilities	(20,628)	(19,626)	(2,924)
Net deferred tax assets	10,667	25,355	3,778

For the years ended March 31, 2017, 2018 and 2019, the Group did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2014 to 2018 are open to examination by the PRC state and local tax authorities.

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

On December 15, 2014 (the “Grant Date”), the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees (the “RSU Grantees”) under the RSU scheme. The RSUs will be vested in whole at any time during its valid period, subject to the fulfilment of certain operational and/or financial performance targets as set by relevant committee of the Company’s Board of Directors. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of the Company. The RSUs were exercisable only if the RSU Grantees remained employed by the Company. The fair value of each RSU was US$4.15, which was based on the market price of the ordinary shares of the Company at the Grant Date. During the year ended March 31, 2017, the RSUs granted had not been vested. There were 7,300,000 RSUs outstanding and nil exercisable as of March 31, 2017 with a weighted average remaining contract life of 1 year.

During the year ended March 31, 2018, 1,000,000 RSUs were cancelled upon the resignation of one of the grantees. Previously recognized share-based compensation expense was therefore written back in the year ended March 31, 2018.

In May 2017 (the “Second Grant Date”), 1,000,000 additional RSUs were issued to the RSU Grantees under the RSU scheme. The additional RSUs vested in whole at any time during its valid period, subject to the fulfilment of certain operational and/or financial performance targets as set by relevant committee of the Company’s Board of Directors. Upon vesting, each additional RSU was entitled to the transfer or issue of one ordinary share in the share capital of the Company. The additional RSUs were exercisable only if the additional RSU Grantees remained employed by the Company. The fair value of each additional RSU was US$7.68, which was based on the market price of the ordinary shares of the Company at the Second Grant Date.

During the year ended March 31, 2018, all 7,300,000 RSUs outstanding were fully vested. As of March 31, 2018 and 2019, no RSUs were issued and outstanding.

Share-based compensation expense recognized for RSUs is allocated to the following expense items:

	Year ended March 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Direct costs	1,565	1,920	—	—
Sales and marketing	17,408	(1,534)	—	—
General and administrative	43,268	83,882	—	—
Total share-based compensation expense	62,241	84,268	—	—

19                                  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2017, 2018 and 2019:

		Year ended March 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		126,190	237,098	291,124	43,380
Earnings allocated to participating convertible notes	(i)	(10,019)	—	—	—

Net income for basic and diluted net income per share		116,171	237,098	291,124	43,380

Denominator:
Weighted average ordinary shares outstanding for basic net income per share		73,003,248	112,938,635	121,270,491	121,270,491
Dilutive effect of RSUs	(ii)	—	6,390,797	—	—
Dilutive effect of scrip dividend	(iii)	—	—	151,091	151,091
Weighted average ordinary shares outstanding for diluted net income per share		73,003,248	119,329,432	121,421,582	121,421,582

Earnings per share
- Basic		1.59	2.10	2.40	0.36
- Diluted	(ii) & (iii)	1.59	1.99	2.40	0.36

Notes:

(i)                     For the years ended March 31, 2017 and 2018, the outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for the year ended March 31, 2017 in both basic and diluted net income per share computation. For the year ended March 31, 2018, as there were no excess cash dividend, no earnings were allocated to participating convertible notes. All outstanding convertible notes were fully converted into the Company’s ordinary shares in the year ended March 31, 2018. The Company has no outstanding convertible notes subsequent to such conversion.

(ii)      During the years ended March 31, 2017 and 2018, the Company had potentially dilutive ordinary shares of 40,521,494 representing shares issuable upon conversion of the outstanding convertible notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted earnings per share computation because their effects would have been anti-dilutive.

During the year ended March 31, 2017, the Company had potential dilutive ordinary shares of 7,300,000 represented shares issuable upon vesting of the RSUs, which were excluded from diluted earnings per share computation as the performance condition was not met as of the year end.

For the year ended March 31, 2018, potential dilutive ordinary shares included 6,390,797 weighted average incremental shares of the RSUs applying the treasury stock method.

(iii)     During the year ended March 31, 2019, included in the diluted earnings per share computation was the potential dilutive ordinary shares of 151,091 represented shares issuable as scrip dividend.

20                                  Related party transactions

For the years presented, the principal related party transactions are summarized as follows:

		Year ended March 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$

Purchase of raw materials	(i)	36,405	18,759	—	—
Purchase of raw materials and machineries	(ii)	—	19,419	—	—
Consultancy expenses	(iii)	4,337	4,481	—	—
Interest expenses	14	113,993	2,567	—	—
Consultancy income	(iv)	16,786	—	—	—
Data access income	(v)	26,316	—	—	—

Notes:

(i)       During the year ended March 31, 2017 and the period from April 1, 2017 to January 31, 2018, the Group purchased raw materials from China Bright Group Co. Limited (“China Bright”), a subsidiary of GMHL, of RMB36,405 and RMB18,759, respectively. Since February 1, 2018, China Bright was no longer a related party of the Group.

(ii)      During the period from April 1, 2017 to January 31, 2018, the Group purchased raw materials and machineries from Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”) of RMB19,419. Since February 1, 2018, Beijing Jingjing was no longer a related party of the Group.

(iii)     During the year ended March 31, 2017 and the period from April 1, 2017 to January 31, 2018, consultancy services were provided by Golden Meditech (S) Pte Ltd. (“GM(S)”), a subsidiary of GMHL, to the Group for an amount of RMB4,337 and RMB4,481, respectively. Since February 1, 2018, GM(S) was no longer a related party of the Group.

(iv)              During the year ended March 31, 2017, the Company performed a consultation service related to the usage of cord blood processing devices and consumables and recorded RMB16,786 as a reduction of direct costs. GMHL is an exclusive distributor of such devices and consumables in the PRC and the Company is a major customer of GMHL. Since the consideration of the consultation service cannot be sufficiently separated from the Company’s purchases of such devices and consumables and the fair value of the benefit provided for cannot be reasonably estimated either, the consideration received from GMHL was recorded as a reduction of direct costs as associated cord blood processing devices and consumables which the Company purchased from GMHL were consumed and included in direct costs in prior years.

(v)                 During the year ended March 31, 2017, the Company entered into a collaboration agreement with GMHL. Utilizing the Company’s existing donated cord blood samples resources, the Company provided GMHL with exclusive access to certain data derived from a small portion of donated cord blood samples and has no further obligation to GMHL, in return for a fee of RMB26,316.

21                                  Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB24,495, RMB30,518 and RMB38,231 (US$5,697) for the years ended March 31, 2017, 2018 and 2019 respectively, were charged to expense in the consolidated statements of comprehensive income.

For the years ended March 31, 2017, 2018 and 2019, 55%, 57% and 63% of costs of employee benefits were recorded in sales and marketing expenses respectively, with the remaining portion of the contributions recorded in general and administrative expenses, direct costs and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment in equity securities - based on quoted market prices on the last trading value as of March 31, 2018 and 2019. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, prepaid expenses and other receivables, accounts payable, accrued expenses and other payables, amounts due to related parties and short-term bank loan) - cost approximates their respective fair values due to their short-term nature.

23                                  Business and credit concentrations

All of the Group’s customers are located in the PRC. Revenues from and accounts receivable due from customers are individually immaterial. The Group derives a substantial portion of net revenues from the entities in the Beijing municipality, Guangdong and Zhejiang provinces. Revenues derived from the subsidiary in the Beijing municipality accounted for 28.8%, 23.7% and 23.8% of net revenues for the years end March 31, 2017, 2018 and 2019, respectively. Revenues derived from the subsidiary in the Guangdong province accounted for 58.7%, 62.0% and 61.0% of net revenues for the years end March 31, 2017, 2018 and 2019, respectively. Revenues derived from the subsidiary in the Zhejiang province accounted for 12.5%, 14.3% and 15.2% of net revenues for the years end March 31, 2017, 2018 and 2019, respectively. As a result of this geographic concentration, the results of operations are significantly affected by economic conditions in the Beijing municipality, Guangdong and Zhejiang provinces. Furthermore, any change in number of newborns in the Beijing municipality, Guangdong and Zhejiang provinces could significantly impact our operations. Deterioration in economic conditions in these markets could decrease the demand for our business, which in turn could negatively impact our operations and business prospects.

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

		Year ended March 31,
Suppliers	Note	2017		2018		2019
		RMB	%	RMB	%	RMB	US$	%

Beijing Jingjing Medical Equipment Co., Ltd.	(i)	—	—	—	—	23,741	3,538	30
China Bright Group Co. Limited	(ii)	36,405	52	18,759	24	—	—	—
Hangzhou Baitong Biological Technology Co., Ltd.	(iii)	—	—	7,670	10	—	—	—
Beijing Chengmao Xingye Technology Development Co., Ltd.	(iv)	—	—	7,711	10	—	—	—
Total		36,405	52	34,140	44	23,741	3,538	30

Notes:

(i)                     The purchases from Beijing Jingjing were less than 10% of gross purchases for the years ended March 31, 2017 and 2018.

(ii)                  The purchases from China Bright Group Co. Limited were less than 10% of gross purchases for the year ended March 31, 2019.

(iii)               The purchases from Hangzhou Baitong Biological Technology Co., Ltd were less than 10% of gross purchases for the years ended March 31, 2017 and 2019.

(iv)     The purchases from Beijing Chengmao Xingye Technology Development Co., Ltd. were less than 10% of gross purchases for the years ended March 31, 2017 and 2019.

The following are individual accounts payable due to major suppliers that exceeded 10% of outstanding accounts payable balance in the respective years:

	March 31,
	2018		2019
	RMB	%	RMB	US$	%

Beijing Jingjing Medical Equipment Co., Ltd.	—	—	10,715	1,597	32
Beijing Probe Biological Technology Co., Ltd.	1,141	10	—	—	—

	1,141	10	10,715	1,597	32

24                                  Commitments and contingencies

(a)                                 Operating lease commitments

For the years ended March 31, 2017, 2018 and 2019, total rental expenses for operating leases were, RMB2,859, RMB3,483 and RMB3,265 (US$487), respectively.

The total future minimum payments under non-cancellable operating leases of rental arrangements as of March 31, 2019 are as follows:

	March 31, 2019
	RMB	US$
Fiscal years ending March 31,
2020	2,196	327
2021	1,832	273
2022	1,500	224
2023	1,125	168
Total payments	6,653	992

 (b)                              Contractual commitments — Cooperation agreements

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”). Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was RMB2,600 and was renewed to RMB3,000 (US$447) effective from September 2017. The renewed agreement has a term of four years commencing in September 2017.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years. Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was RMB2,000 and was renewed to RMB3,200 (US$477) effective from October 2013.

As of March 31, 2019, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2019
	RMB	US$
Fiscal years ending March 31,
2020	6,200	924
2021	6,200	924
2022	4,450	663
2023	3,200	477
2024	3,200	477
2025 and thereafter	17,867	2,662
Total payments	41,117	6,127

25                                  Subsequent events

On June 4, 2019, the Company’s Board of Directors (the “Board”) received a non-binding proposal letter from CGL, pursuant to which CGL proposes to combine the businesses of CGL and the Company, by way of a statutory merger (the “CGL Proposal”). CGL will issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares will be delisted from the New York Stock Exchange and the CGL ordinary shares will continue to trade on Singapore Exchange.

On June 5, 2019, in response to the non-binding proposal letter received from CGL, the Board formed a special committee of independent directors who are not affiliated with CGL (the “Special Committee”) to evaluate the CGL Proposal. As of the date of this report, the Special Committee is still considering and evaluating the proposal by CGL, but it has not made any decision regarding the CGL Proposal.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court dismissed the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavor to agree to directions for the originating summons. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously.