Form 20-F/A
period 2019-03-31
Global Cord Blood Corp
filed 2019-08-14
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

On or about June 26, 2019, an originating summons was filed In the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court adjourned the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavour to agree to directions for the originating summons.

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

On or about June 26, 2019, an originating summons was filed In the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court adjourned the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavour to agree to directions for the originating summons. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously.

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

On or about June 26, 2019, an originating summons was filed In the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court adjourned the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavour to agree to directions for the originating summons. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CORD BLOOD CORPORATION

August 14, 2019	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

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

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The summonses have been served on the Company and an initial hearing in the case was held on July 17, 2019. During the said hearing, the Court adjourned the plaintiffs’ application for interlocutory reliefs in view of certain undertakings to be provided by the defendants and ordered that the parties shall endeavor to agree to directions for the originating summons. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously.