Form 20-F
period 2020-03-31
Global Cord Blood Corp
filed 2020-07-29
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-34541

Global Cord Blood Corporation
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Address of principal executive offices)

Albert Chen +852 3605 8180 albert.chen@globalcordbloodcorp.com 48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, US$0.0001 par value	CO	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On March 31, 2020, the issuer had 121,551,075 shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes   ☐ No

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

•                                          “Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam);

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

•                                          “Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co., Ltd., a company incorporated in the PRC with limited liability;

•                                          “shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share; and

•                                          all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our businesses and operations in Beijing municipality, Guangdong province and Zhejiang province.

The financial statements included in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2020, the noon buying rate was RMB7.0808 to US$1.00.

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

•                  the non-binding proposal letter from Cordlife Singapore and the potential transaction contemplated by such letter; and

•                  the effects of the 2019 novel coronavirus (“COVID-19”) pandemic.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2019 and 2020 and for the years ended March 31, 2018, 2019 and 2020, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2016, 2017 and 2018 and for the years ended March 31, 2016 and 2017 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2019 and 2020 and for the years ended March 31, 2018, 2019 and 2020 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2020		2019	2018	2017	2016
	US$	RMB	RMB	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	172,503	1,221,460	986,754	936,768	759,978	662,999
Gross profit	145,793	1,032,332	800,727	755,285	617,338	518,401
Operating income (1)	78,950	559,033	381,657	279,863	264,865	191,330
Net income (1)(2)	67,467	477,728	295,201	240,879	128,689	91,333
Net income per ordinary share, basic	0.55	3.87	2.40	2.10	1.59	1.25
Net income per ordinary share, diluted	0.55	3.87	2.40	1.99	1.59	1.25
Selected operating data:
New subscriber sign-ups (3)(4)	84,241	84,241	89,366	91,789	74,952	62,909
New donations accepted (3)(4)	5,338	5,338	5,633	4,204	3,825	3,926
Transfer of private cord blood units to donated cord blood units (4)	1,420	1,420	711	5,211	4,180	—
Total units stored (end of year) (3)(5)	907,154	907,154	817,575	722,576	626,583	547,806
Units deposited by subscribers (end of year) (3)(4)(5)	833,094	833,094	750,273	661,618	575,040	504,268
Units contributed by donors (end of year) (3)(4)	74,060	74,060	67,302	60,958	51,543	43,538

(1)                                     Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2020		2019	2018	2017	2016
	US$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	—	—	—	1,920	1,565	1,475
Sales and marketing	—	—	—	(1,534)	17,408	16,413
General and administrative	—	—	—	83,882	43,268	40,796
Total (a)	—	—	—	84,268	62,241	58,684

(a)                            During the year ended March 31, 2015, a total of 7,300,000 restricted share units (“RSUs”) were issued to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. During the years ended March 31, 2016 and 2017, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2016 and 2017. During the year ended March 31, 2018, a reversal of RMB1.5 million was recorded in sales and marketing expenses which was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees, partially offset by additional expenses charged on the RSUs granted during the first quarter of fiscal year 2018 and upon the full vesting of all outstanding RSUs during the year ended March 31, 2018. As of March 31, 2018, 2019 and 2020, no RSUs were issued and outstanding.

(2)                                     Includes:

	For the year ended March 31,
	2020		2019	2018	2017	2016
	US$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income tax expense (a)(b)(c)(d)(e)	14,276	101,084	61,260	62,656	37,622	50,000

(a)                            Jiachenhong’s High and New Technology Enterprise (“HNTE”) certificate was dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2020 to December 31, 2022.

(b)                           Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in February 2020 and the renewed HNTE certificate was dated December 2, 2019 with a validity of 3 years. Such status is valid retroactively as of January 1, 2019 and will expire on December 31, 2021, and Nuoya is subject to a reduced tax rate of 15% during such period.

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

(d)                           Total impact of preferential tax rates was RMB49.1 million, RMB51.4 million and RMB70.6 million (US$10.0 million) for the years ended March 31, 2018, 2019 and 2020, respectively. Impact of preferential tax rates for both basic and diluted per share is RMB0.43, RMB0.42 and RMB0.58 (US$0.08) for the years ended March 31, 2018, 2019 and 2020, respectively.

(e)                            During the year ended March 31, 2016, we have provided RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. As of March 31, 2016, the total accumulated provision for income taxes amounted to RMB14.3 million. During the year ended March 31, 2017, a reversal of such provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. During the year ended March 31, 2020, PRC withholding tax of RMB4.5 million (US$0.6 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC.

Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred tax liabilities on the undistributed earnings of the PRC subsidiaries as of March 31, 2020.

(3)                                     “Total units stored”, “Units deposited by subscribers” and “Units contributed by donors” as of year-end and “New subscriber sign-ups” and “New donations accepted” during each year take into account the withdrawal of units used. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

(4)                                     During the year ended March 31, 2020, 84,241 new subscribers were recruited and 5,338 new donations were accepted. During the year ended March 31, 2020, the Company reclassified 1,420 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the units deposited by subscribers and units contributed by donors were 833,094 and 74,060, respectively, as of March 31, 2020.

(5)                                     Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

	For the year ended March 31,
	2020		2019	2018	2017	2016
	US$	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	88,124	624,004	792,118	818,762	637,632	580,997
Net cash used in investing activities	(20,626)	(146,061)	(30,210)	(66,477)	(90,575)	(16,480)
Net cash used in financing activities	(570)	(4,039)	(21,192)	(2,015)	(60,000)	(1,646)
Effect of foreign currency exchange rate change on cash and cash equivalents	227	1,608	6,535	(9,924)	14,785	8,896

	As of March 31,
	2020		2019	2018	2017	2016
	US$	RMB	RMB	RMB	RMB	RMB
	(in thousands except share data)
Selected balance sheets data:
Cash and cash equivalents	772,988	5,473,373	4,997,861	4,250,610	3,510,264	3,008,422
Working capital (1)	719,607	5,095,389	4,552,286	3,940,247	2,224,180	2,731,538
Total assets	1,019,638	7,219,853	6,550,954	5,844,435	5,182,912	4,687,927
Deferred revenue	380,255	2,692,513	2,570,428	2,240,387	1,893,269	1,578,931
Ordinary shares	12	83	83	83	50	50
Retained earnings	265,215	1,877,940	1,407,223	1,116,873	879,775	753,585
Total equity attributable to Global Cord Blood Corporation	548,261	3,882,127	3,417,335	3,113,353	1,837,855	1,709,253
Total shares outstanding (2)	121,551,075	121,551,075	121,551,075	120,824,742	73,003,248	73,003,248

(1)                                     Working capital is calculated as total current assets minus total current liabilities.

(2)                                     Total shares outstanding as of March 31, 2016 and 2017 do not include 7,080,000 shares (corresponding to 7,080,000 RSUs) which were issued to Magnum Trustee to hold such shares on behalf of the beneficiaries of the Incentive Plan as a class. Magnum Trustee is the trustee of The Magnum Opus International Trust, a trust sponsored and funded by the Company.

In April 2017, all the outstanding 7% senior convertible notes of US$115 million in aggregate principal amount were converted into ordinary shares of the Company at a conversion price of US$2.838 and resulted in an issuance of 40,521,494 ordinary shares of the Company. During the year ended March 31, 2018, 7,300,000 outstanding RSUs were fully vested and resulted in an increase of 7,300,000 ordinary shares outstanding and total ordinary shares outstanding as of March 31, 2018 were 120,824,742. During the year ended March 31, 2019, the Company issued a total of 726,333 ordinary shares as scrip dividend. As a result, total ordinary shares outstanding as of March 31, 2019 increased to 121,551,075. During the year ended March 31, 2020, no additional ordinary share was issued and the total ordinary shares outstanding as of March 31, 2020 remained at 121,551,075.

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

Risks Relating to Our Business

Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.

On December 31, 2019, the Wuhan Municipal Health Commission first reported the appearance of COVID-19 in the city. Since then, COVID-19 has spread to other regions of China, including in our primary markets of Beijing, Guangdong, and Zhejiang. As the COVID-19 continued to spread, different cities in China took different measures, including implementing complete or partial lockdowns. Meanwhile, the Chinese Lunar New Year holidays were extended in order to curb the spread of the virus, resulting in insufficient work force and delayed production for many industries. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed heavy pressure on our marketing, promotional and sales activities. Part of our salesforce were unable to return to work due to lockdowns implemented in various cities, and some hospitals were restricting entrance to hospital staffs and patients only. These measures have had adverse impact on our marketing efforts and access to potential clients, rendering client conversion extremely challenging. We are focused on protecting the safety and well-being of our work force while also ensuring that no disruption occurs to the day-to-day services that we provide to existing clients. Therefore, we have increased our efforts to purchase necessary medical supplies and equipment, which has led to an increase in operating costs. As the COVID-19 spread across different countries and regions, the World Health Organization declared the outbreak of COVID-19 a pandemic on March 11, 2020. The negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. We expect that these conditions, compounded by other factors, will adversely affect potential clients’ pregnancy decisions. Therefore, we believe it is possible that the number of newborns in the Company’s respective regions will remain low in the near term. While the world is facing various challenges in response to COVID-19, China may continue to tighten its anti-pandemic policies and measures, which would add further headwinds to the recovery pace of China’s economy and consumer confidence. We do not expect these conditions to significantly improve in the near term. We continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. While not yet quantifiable, we expect this situation will have a material adverse impact on our operating results in the year ending March 31, 2021 and possibly in future years depending on the length of the pandemic and its economic repercussions.

Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2018, 2019 and 2020 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

•                  The NHC (formerly known as NHFPC) has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses, meanwhile, it plans to build National Cord Blood Bank. On November 29, 2019, the NHC announced a Notice Regarding the Issuance of Free Trade Zone “Separating Permits from Business Licenses” Healthcare Reform Implementation Plan (the “New Policy”). Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot Free Trade Zones (“FTZs”) in China, namely: Shanghai, Tianjin, Fujian, Guangdong, Liaoning, Zhejiang, Hubei, Henan, Chongqing, Sichuan, Shaanxi, Hainan, Shandong, Jiangsu, Guangxi, Hebei, Yunnan and Heilongjiang. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. This policy may be changed at any time. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the LHCs actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the NHC or the relevant LHC takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

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

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced a New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies.

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

Even if we do acquire suitable businesses, the management of integration of an acquired business or company may disrupt our ongoing business and require management resources that otherwise would be available for ongoing efforts and development of our existing business. The integration of the operations of such acquired businesses requires significant efforts, including the coordination of information technologies, sales and marketing, operations, finance and business systems and processes. These efforts result in additional expenses and involve significant amounts of management’s time. Further, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable event which can materially adversely affected our operation and financial condition. If we cannot successfully integrate additional healthcare and therapeutic related services for the benefits of our cord blood banking subscribers, we may experience material negative consequences to our business, financial condition or results of operations.

We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.

On November 29, 2019, the NHC announced a New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. If the NHC or the relevant LHCs decide to grant new cord blood banking licenses in the future in other regions or the aforesaid pilot FTZs, we may attempt to apply for licenses in such regions or pilot FTZs. Applying for licenses involves a variety of risks:

•                  Based on the time needed for the granting of the seven existing cord blood banking licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.

•                  At any time during the application process, the NHC or the relevant LHCs may decide not to grant a cord blood banking license in the region. Further, our likelihood of success may not be assessed easily, for the reason of neither the NHC nor the relevant LHCs currently announces the status of those applications including the number of prospective applicants.

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

We face intense competition from licensed competitors in cord blood banking industry. We compete to attract and retain subscribers based on our leading market position among other advantages.  The cord blood banking industry in PRC is highly regulated. The PRC government authorities are likely to continue to issue new laws, rules and regulations governing these industries and require new and additional licenses, permits and approvals. These laws, rules and regulations could take a direction that is adverse to our business at any time. If the NHC or the relevant LHCs change its licensing policy and decides to grant additional new cord blood banking licenses in the regions of the PRC in which we are the exclusive cord blood banking license holder, we may face more intense competition and lose our leading market position. Failure to maintain our leading market position could have a material adverse effect on our business, financial condition and results of operations.

We may face unfair competition from competitors with or without licenses in our target markets.

China laws and regulations are changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by competent administrative or judicial institutions, and provincial-level LHCs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.shezfy.com/view/jpa/flws_view.html?id=20) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

Growing market acceptance of cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers or potential subscribers in the PRC, or our target subscribers do not acknowledge or accept the idea of cord blood banking, our business, financial condition and results of operations will be materially adversely affected.

Our prospects and business may be materially adversely affected by negative publicity involving cell related therapies.

In April 2016, there was an unsuccessful treatment involving cell therapy that generated significant public concern in China. In 2014, Mr. Zexi Wei, a 21-year-old Chinese college student, was diagnosed with synovial sarcoma, a rare form of cancer that affects tissue around major joints.  Mr. Wei died in April 2016 after receiving a certain type of cell-based immunotherapy in a hospital in Beijing that he learned of from a promoted result on a Chinese Internet search engine (the “Wei Zexi incident”). The Wei Zexi incident was widely covered by the media, which was highly critical of the promoted search practices of the Chinese Internet search engine, and was investigated by the Cyberspace Administration of China, which concluded that the Chinese Internet search engine’s pay-for-placement results influenced Mr. Wei’s medical choices, and influenced the fairness and objectivity of search results. As a result, there remains significant public distrust in the PRC regarding the possibility for online promotion of false or misleading medical information, particularly as it relates to innovative cell therapies.

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

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2020, we have collaborative relationships with 367 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

•                  For the year ended March 31, 2020, the top ten of these hospitals handled the collection procedures for approximately 15.7% of our new subscribers, and the top hospital accounting for 2.4% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

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

Our reputation among clients and the medical community is extremely important to our success. Our future success depends on acknowledging and actively monitoring the concerns of our target subscribers, regulatory agencies, medical practitioners, civil society groups and non-government organizations. Failure to take appropriate consideration of legitimate corporate responsibility issues in our day-to-day operations could have a material adverse impact on our reputation and business prospects. In particular:

•                  To retain adequate sterility and stem cell viability, cord blood deposits in our cord blood banks are stored inside liquid nitrogen tanks at minus 196 degrees Celsius. To the extent the storage environment of our cord blood deposits is disrupted or impaired due to any software, hardware or equipment failure, our target subscribers may lose confidence in our services.

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

We store subscribers’ information on our computer system and maintain database security to protect the database and prevent leakage of subscribers’ personal data. The security system is regularly updated and tested to cope with fast-changing technologies; however, if unauthorized persons sabotaged our database or hacked into our database and steal subscribers’ information for illegal or improper purposes, our reputation and our ability to attract new subscribers may be materially adversely affected and we will be subject to litigation and potential damages liable to subscribers.

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

During the year ended March 31, 2020, the Company reclassified 1,420 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated units and will be part of the Company’s non-current inventories.

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

Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units as inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China. Nonetheless, we cannot assure you that we will not become the subject of negative publicity resulting from this business practice, whether due to failure by our employees to duly notify our subscribers of this contract provision, ethical issues underlying this business practice or other reasons. If this business practice receives negative media attention, our reputation and our ability to attract new subscribers may be materially adversely affected.

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

Currently, we maintain insurance coverage of RMB50.0 million (US$7.1 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB384.2 million (US$54.3 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 (US$28,245) per person and RMB10.0 million (US$1.4 million) in the aggregate.

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

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs, LHFPCs or LHCs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In September 2005, June 2007, March 2010 and April 2013, the MOH/DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the DOH in Guangdong in June 2006. In May 2009, May 2012, May 2015 and May 2018, the DOH/LHFPC in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the DOH in Zhejiang in September 2010. In September 2013, September 2016 and September 2019, the DOH/LHFPC/LHC in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

All the operators of the licensed cord blood banks in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public with respect to donated cord blood units. We believe that the NHC and the LHCs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they have inspected cord blood bank facilities from time to time. In addition, our license application materials submitted to the LHFPCs/LHCs in Beijing, Guangdong and Zhejiang contained information about our subscription services to subscribers.

Although the above facts indicate that the NHC and the LHCs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the NHC and the LHCs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. We cannot assure you that the PRC government and the competent health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the competent health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business. If any of the above circumstances occur, our business and financial condition will be materially adversely affected. Similarly, if the NHC or the relevant LHC orders the operator of Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially adversely affect our investment.

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and the Negative List.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or the “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (the “Negative List”) (2018 Edition), which entered into force from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. On June 30, 2019, NDRC and MOC revised the Negative List (2019 Edition) and promulgated The Catalogue of Industries for Encouraged Foreign Investment (2019 Edition) which became effective on July 30, 2019, and the categories of “encouraged” for foreign investment as provided in the Catalogue revised in 2017 was repealed simultaneously. On June 23, 2020, NDRC and MOC subsequently revised the Negative List (2020 Edition) which will be effective from July 23, 2020. On March 15, 2019, the National People’s Congress promulgated The Foreign Investment Law of the PRC (the “FIL”), which became effective on January 1, 2020. According to the FIL, foreign investments are entitled to pre-entry national treatment and shall subject to negative list management system. Foreign investors (the “Foreign Investors”) shall not invest in any forbidden fields stipulated in the Negative List. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition), however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the Negative List still does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Negative List.

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition). We have also communicated and consulted with the MOH/NHFPC/NHC and the relevant DOHs/LHFPCs/LHCs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition). So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition and the 2019 Edition) became effective, have been officially approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, May 2018 and September 2019, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition and the 2019 Edition) were already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) should be able to continue with their business in accordance with the approval they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Negative List. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Negative List. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2021. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2022. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong, Nuoya and Lukou are unable to extend their respective operating periods, these respective operating periods will not cover the period of the contracts entered into after September 2005, August 2019 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Negative List has been issued, we may not be able to obtain approval from the relevant approval authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

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

•                  All collection devices and reagents used in our handling of cord blood units are regulated by the State Food and Drug Administration (which has been reorganized as the National Medical Products Administration since March 2018, or “NMPA”), and we require our suppliers to comply with all applicable regulations. The NMPA could at any time require our suppliers to obtain prior approval or additional clearance with regard to the materials, reagents, appliances, consumables, devices or containers which we are currently using or prepare to use. Such requirements may affect the shipment timing of our suppliers which in turn materially adversely affecting our operations.

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

In order to preserve the value of our brand name, we may need to take legal actions against third parties. Nonetheless, because certain aspects such as validity, enforceability and scope of trademark protection in the PRC still remain unclear and the relevant legal framework is still evolving, we may not be successful in litigation. Further, future litigation may also result in substantial costs and diversion of our resources and disrupt our business.

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

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam). Subsequently, Cordlife Singapore acquired Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, the Company disposed of all of its shares in LFC. As of March 31, 2020, we owned 25,516,666 shares in Cordlife Singapore representing 10.0% equity interest. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking. We may thus be unable to realize satisfactory return on our investments in Cordlife Singapore.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been recorded.

In February 2014, we entered into a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, in return, we pay a licensing fee, but no material amount has been incurred up to March 31, 2020. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

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

Upon the adoption of Accounting Standard Update (“ASU”) No. 2016-01 since April 1, 2018, all equity investments to be measured at fair value with changes in fair value was recognized through net income and the cumulative effect was adjusted to the balance sheet as of the beginning of the fiscal year of adoption. As of March 31, 2018, included in accumulated other comprehensive losses were unrealized net holding gains for equity investments in Cordlife Singapore of RMB62.6 million, which was then adjusted to retained earnings as of April 1, 2018. For the years ended March 31, 2019 and 2020, decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million and RMB13.2 million (US$1.9 million) were recorded as other expenses through net income. As of March 31, 2020, we owned 10.0% equity interest in Cordlife Singapore. Should the value of our investment experience a significant decline, a decrease in fair value will have to be recognized through net income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB85.1 million (US$12.0 million) as of March 31, 2020. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2018, 2019 and 2020. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

In addition, we have entered into service contracts with senior executive officers on June 30, 2009, namely, Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of US$5 million. GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of US$5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for GCBC. These anti-takeover provisions could make it more difficult for a third party to acquire GCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of March 31, 2020, Nanjing Ying Peng, via its wholly-owned subsidiary Blue Ocean Structure Investment Company Ltd (“Blue Ocean”), beneficially owned approximately 65% equity interest of GCBC. GCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of GCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Nanjing Ying Peng, because of its ownership position, has considerable influence regarding the outcome.

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

The global market and economic conditions during the years 2008 through 2010 were unprecedented and challenging, with recessions occurring in most major economies. Government responses to these events included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high-profile acquisitions and bankruptcies. The recovery from the lows was uneven and there were challenges including the escalation of European sovereign debt crisis since 2011 and the slowdown of the PRC economy since 2012. Although the PRC economy has gradually grown from time to time during 2012 and 2018, the global market and economy reported severe contractions in response to the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, and cast doubt on the pace of global economic recovery, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict. Also, the PRC government implements a series of administrative control intends to curb the outflow of Renminbi from the PRC as well as various initiatives concerning deleveraging. Any severe and prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial conditions.

Changes in trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

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

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory US$100 billion reduction in the PRC/United States trade deficit and (ii) limiting the planned US$300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On July 6, 2018, the United States initially imposed a 25% tariffs on US$34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to initially impose a 25% tariffs on US$34 billion worth of goods from the United States, including beef, poultry, tobacco and cars. Since July 2018, the United States imposed tariffs on US$250 billion worth of Chinese products and has threatened tariffs on US$325 billion more. In response, China imposed tariffs on US$110 billion worth of US goods, and threatened qualitative measures that would affect U.S. businesses operating in PRC. In May 2019, the United States raised the tariffs on US$200 billion of Chinese products to 25% from 10%. Subsequently, the United States and the PRC government had held trade talks for several months. In January 2020, the United States and the PRC government reached a phrase one deal, pursuant to which the U.S. government agreed to cut U.S. tariffs on Chinese products and PRC government agreed to boost its purchases of U.S. products. As such, total U.S. tariffs applied exclusively to Chinese goods is US$550 billion, and total Chinse tariffs applied exclusively by U.S. goods is US$185 billion. However, trade tension between the United States and China may intensify, and the United States may adopt even more drastic measures in the future.

In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on PRC investments in the U.S. aimed at preventing PRC-controlled companies and funds from acquiring U.S. firms with sensitive technologies. A Foreign Investment Risk Review Modernization Act was introduced to Congress for review to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act. If passed by the U.S. House of Representatives and signed by the U.S. President, the bill would amend the Sarbanes-Oxley Act of 2002 to direct the U.S. Securities and Exchange Commission (the “SEC”) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or trade “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. In addition, on May 18, 2020, The Nasdaq Stock Market, LLC submitted three proposals to the SEC to adopt additional listing criteria applicable to companies that primarily operate in countries where there are secrecy laws, blocking statutes, national security laws or other laws or regulations restricting access to information by regulators of U.S. listed companies. Enactment of any of such legislation, listing requirements or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislation or listing requirements will be enacted or approved.

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

In general, GCBC will be treated as a PFIC for any taxable year of GCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If GCBC is determined to be a PFIC for any taxable year (or portion thereof) of GCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of GCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of GCBC’s ordinary shares or the receipt of certain excess distributions from GCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of GCBC and its subsidiaries during GCBC’s taxable year ended March 31, 2020, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of GCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of GCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality and prevent accounting irregularities. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, SEC Chief Accountant and Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals.

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

If the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ordinary shares may be adversely affected.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. A total of 7,300,000 RSUs were issued and outstanding for each of the fiscal year 2015, 2016 and 2017. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested and share-based compensation expenses of RMB84.3 million was recognized for the year ended March 31, 2018. Subsequently, no RSUs were issued and outstanding as of March 31, 2020. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015 and replaced the Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or “Circular 16”, which effected on the date of promulgation and shall prevail in the event of any discrepancy between Circular 19 and Circular 16. Circular 19 and Circular 16 require that Renminbi converted from the foreign exchange earnings under capital account which the voluntary settlement has been applicated by relevant policies (including the foreign currency-dominated capital of a FIE, foreign debts, funds repatriated from overseas listing, etc.) shall be managed under the accounts for FX settlement and pending payment. The expenditure scope of such account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits and so forth. A FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign exchange earnings under capital account for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations, (ii) investing in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations, (iii) disbursing loans to unrelated parties unless explicitly permitted under its business scope ; and (iv)the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).Where a FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such a FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for FX settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid account according to the actual amount of investment. In addition, according to the Regulations of the People’s Republic of China on Foreign Exchange Administration, which became effective on August 5, 2008, the use of foreign exchange or Renminbi conversion may not be changed without authorization. In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with Circular 19 and Circular 16 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

On October 23, 2019, SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or “Circular 28”, according to which non-investment foreign-invested enterprises are permitted to make domestic equity investments with their capital funds provided that such investments do not violate the Negative List. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or “Circular 8”, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing, without providing the evidentiary materials concerning authenticity of each expenditure, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. Considering that Circular 28 and Circular 8 are often principle-oriented and subject to the detailed interpretations by the enforcement bodies to further apply and enforce such laws and regulations in practice, it is unclear how they will be implemented, and there exist high uncertainties with respect to its interpretation and implementation by government authorities and banks. Violations of Circular 19 and Circular 16 could result in severe monetary or other penalties. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into Renminbi. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2020, we had cash denominated in U.S. dollars of approximately US$0.8 million.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1 to RMB8.27 to US$1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Recently, we have seen Renminbi exchange rate against U.S. dollar stabilizing after a series of administrative control intending to curb the outflow of Renminbi from the PRC. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. Any significant changes regarding the PRC government foreign exchange policy or major revaluation of Renminbi against U.S. dollar or other major currencies may materially and adversely affect our financial condition and our ordinary share price.

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

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008 and subsequently revised on February 24, 2017 and December 29, 2018. Under the EIT Law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as HNTE enjoying special support from the government. Additionally, a company which may be concurrently eligible for both preferential treatments to be granted during the transition period and the tax incentives as provided in EIT Law and its implementing rules shall elect the most preferential treatment but it can only elect one tax treatment. Once elected, the company cannot make further changes. Following the effectiveness of the EIT Law, the effective tax rate of Jiachenhong had increased but subject to the eligibility for preferential treatment.

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

Jiachenhong’s HNTE certificate was dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2020 to December 31, 2022. Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in February 2020 and the renewed HNTE certificate was dated December 2, 2019 with a validity of 3 years. Such status is valid retroactively as of January 1, 2019 and will expire on December 31, 2021, and Nuoya is subject to a reduced tax rate of 15% during such period. Lukou’s HNTE certificate was dated September 17, 2015 and was approved by the relevant PRC tax authority in January 2016. Such status was valid retroactively as of January 1, 2015 and expired on December 31, 2017. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou’s HNTE status was redetermined by the relevant PRC tax authority in March 2019 and the renewed HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and will expire on December 31, 2020, and Lukou is subject to a reduced tax rate of 15% during such period. We cannot assure you that Jiachenhong, Nuoya and Lukou will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by competent authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong, Nuoya and Lukou will be able to continue to enjoy our current preferential tax treatments.

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

Moreover, on February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises (“Circular 7”, which is partly abrogated in 2017). Pursuant to Circular 7, in the event that nonresidential enterprises indirectly transfer PRC taxable properties (“PRC Taxable Properties”) without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as a direct transfer of PRC Taxable Properties and, therefore, will be subject to PRC enterprise income tax. Circular 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. In addition, Circular 7 does not apply to situations where (1) the non-resident enterprise transferor obtains income from purchase and sale of equity interests of the same publicly-listed overseas enterprise in a public securities market; or (2) under the circumstance that the non-resident enterprise directly holds and transfers the PRC Taxable Property, income obtained from such transfer could be exempted from enterprise income tax in China in accordance with the applicable provisions of the applicable tax treaty or tax arrangement. Under Circular 7 and subject to the above exceptions, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Circular 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the “Circular 37”, which came into effect on December 1, 2017. Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Circular 7 and Circular 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to file the taxes.

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

The National People’s Congress promulgated the Civil Code of the People’s Republic of China (the “Civil Code”) on May 28, 2020 which will be effective from January 1, 2021. The Civil Code stipulated the scope of privacy and personal information. According to the Civil Code, an information processor shall not divulge or falsify the personal information collected and stored by it. Without the consent of the natural person, it shall not provide the personal information to others, except the information that has been processed and cannot identify a specific person and cannot be restored. The information processor shall take technical measures and other necessary measures to ensure the security of the collected and stored personal information and prevent the divulgement, falsification and loss of information. Where personal information is or may be divulged, falsified or lost, it shall take immediate remedial measures, and inform the natural person concerned and report the same to the relevant competent department as required.

In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we, our business partners or some of our employees are found to violate the Civil Code by divulge or falsify our subscribers’ personal information or failing to protect our subscribers’ personal information, or violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more resources and management efforts to reinforce our internal control system to ensure the security of our subscribers’ personal information and prevent the divulgement, falsification, loss and illegal disclosure of our subscribers’ personal information. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance whether such person would not violate the Civil Code or Amendment (IX), and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties. Our corporate image may, as a result, also be materially adversely affected in such circumstances, which in turn may affect our ability to recruit new clients and our financial performance.

Risks to our Shareholders

There can be no assurance that any agreement will be executed with respect to the proposal made by Cordlife Singapore, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.50 per ordinary share (the “CGL Proposal”).

On June 5, 2019, our Board of Directors formed a special committee of independent directors (the “Special Committee”), consisting of Mr. Mark D. Chen, Ms. Jennifer J. Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the Special Committee. In February 2020, Mr. Jacky Cheng joined the Special Committee as a member. The Special Committee’s process is ongoing and the Special Committee intends to continue with its work, including evaluating the CGL Proposal as well as other proposals which the Company may receive, for as long as the Special Committee, in consultation with its advisors, deems necessary. As of the date of this report, no decisions have been made by the Special Committee with respect to the CGL Proposal.

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

The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously. Since the last substantive hearing of the matter, the plaintiffs’ previous solicitors have on March 5, 2020 come off the record as acting for the plaintiffs in the originating summons and no new solicitors have been appointed to act for the plaintiffs. To the Company’s knowledge, the plaintiffs have not progressed the originating summons in any way since then. Based on the information known to date, the Company does not believe that it is probable that a material judgement against it will result.

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

•                  change in business strategy;

•                  political tension or international policies between China and U.S. or any other countries;

•                  regulations or policies against U.S. listed Chinese companies;

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

If we fail to attract and retain independent directors, we may be subject to SEC enforcement proceedings and delisting by the exchange on which we are listed at the time. The costs incurred to comply with various listing requirements, including but not limited to, U.S. corporate governance compliance related expenses, internal control expense, and directors’ and officers’ insurance related expenses may continue to increase in the future, and, in turn, will increase our operating expenses and reduce our profit.

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

CCBS was incorporated on January 17, 2008 under the Companies Law to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2020, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 10.0% equity interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam).

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

On November 19, 2009, CCBC was listed on the NYSE with a ticker symbol “CO”. On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of US$6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 2010. Total gross proceeds raised (including the over-allotment issuance) amounted to US$23 million. The proceeds were used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets.

In May 2010, we invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province.

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. After the restructuring of Cordlife, we hold 24,366,666 shares in LFC; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore also acquired Stemlife, a Malaysia-based cord blood banking operator. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, we disposed of all of our shares in LFC. As of March 31, 2020, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.0% equity interest. Our total investment in relation to Cordlife, Cordlife Singapore and LFC combined up to the date of this report amounted to RMB58.5 million, converted into RMB using the currency exchange rate as of March 31, 2020.

In September 2010, we announced the execution of a framework agreement to form a non-wholly owned subsidiary, Lukou, with the Zhejiang Provincial Blood Center. The new entity which completed business registration and regulatory approval procedures in February 2011, is 90% owned and controlled by us.

In November 2010, we completed a follow-on public offering of 7,000,000 shares at US$4.50 per share. Total gross proceeds of US$31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

On April 27, 2012, we completed the sale of US$65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes were convertible into ordinary shares at a conversion price of US$2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to Excellent China Healthcare Investment Limited (“ECHIL”). On the same day, Magnum Opus 2 International Holdings Limited (“Magnum 2”) acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 22,903,454 ordinary shares in exchange for the cancellation of the convertible notes.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately US$20.8 million. Contemporaneously, CSC South entered into a shares repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately US$16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date. Such 7,314,015 ordinary shares were subsequently acquired by Golden Meditech in November 2015.

On October 3, 2012, we completed the sale of US$50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of US$2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of such convertible note to Cordlife Singapore and Magnum Opus International Holdings Limited (“Magnum Opus”) on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 17,618,040 ordinary shares in exchange for the cancellation of the convertible notes.

In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction in February 7, 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were granted in December 2014. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested and subsequently, no RSUs were issued and outstanding as of March 31, 2020.

On April 27, 2015, our Board of Directors received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for US$6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”). On the same day, the Board of Directors formed a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech, to evaluate the GM Proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives. On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the special committee to terminate any further evaluation and negotiation regarding the GM Proposal. In making its recommendation, the special committee had taken into account various factors including but not limited to the pending transaction between GM Stem Cells and Nanjing Ying Peng, Nanjing Ying Peng’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The special committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of Directors of the Company was unanimous, with the then Chairman Mr. Yuen Kam (our former chairman and director before January 31, 2018) abstaining.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into a conditional sale and purchase agreement (the “GM Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng approximately 65% equity interest of the Company on a fully diluted basis (the “GM Sale Shares”) for RMB5.764 billion in cash. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018. The transaction as contemplated under the GM Sale Agreement was consummated on January 31, 2018 and GM Stem Cells ceased to own any shares of the Company. Nanjing Ying Peng, via its subsidiary, became a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner, Mr. Ping Xu, was appointed as a director of the Board of Directors of the Company. Simultaneously, Mr. Yuen Kam resigned from his positions as chairman and director of the Board of Directors and as chairman and member of the Nominating and Corporate Governance Committee of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, chief executive officer of the Company, was appointed as the chairperson of the Board of Directors and the chairperson of the Nominating and Corporate Governance Committee. Mr. Mark D. Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating and Corporate Governance Committee.

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

Recent Developments

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.5 per ordinary share.

On June 5, 2019, a Special Committee of independent directors, consisting of Mr. Mark D. Chen, Ms. Jennifer J. Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the Special Committee. In February 2020, Mr. Jacky Cheng joined the Special Committee as a member. The Special Committee has been in discussions with Cordlife Singapore regarding the proposed transaction and such discussions are continuing. The Special Committee’s process is ongoing and the Special Committee intends to continue with its work, including evaluating the CGL Proposal as well as other proposals which the Company may receive, for as long as the Special Committee, in consultation with its advisors, deems necessary.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously. Since the last substantive hearing of the matter, the plaintiffs’ previous solicitors have on March 5, 2020 come off the record as acting for the plaintiffs in the originating summons and no new solicitors have been appointed to act for the plaintiffs. To the Company’s knowledge, the plaintiffs have not progressed the originating summons in any way since then. Based on the information known to date, the Company does not believe that it is probable that a material judgement against it will result.

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

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry. He replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Compensation Committee and the Nominating and Corporate Governance Committee.

On February 6, 2020, the Company appointed Mr. Jacky Cheng as an independent non-executive director of the Board. Mr. Cheng has extensive professional experience and knowledge in legal and compliance and Chinese laws. He joined the Compensation Committee as a member and the Special Committee as a member. Currently, the Special Committee is composed of four members, including Mr. Mark Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng.

B.                                    Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood processing and storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced a New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, namely Beijing, Guangdong and Zhejiang, was estimated to be over 2.2 million in 2018, accounting for approximately 47% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2019. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2019, the nation has a newborn population of over 15.2 million in 2018; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 4%, 4% and 4% for the fiscal years ended March 31, 2017, 2018 and 2019 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2017, 2018 and 2019 divided by the number of newborns of calendar years ended December 31, 2016, 2017 and 2018 according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 10.0% equity interest (as of March 31, 2020) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam). Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 793-person sales team has direct access to expectant parents through collaboration with 367 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 833,094 in March 2020.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2020, storage fee revenues represented 37.0% of our total revenues.

We recorded revenues and net income of RMB1,221.5 million (US$172.5 million) and RMB477.7 million (US$67.5 million), respectively, during our fiscal year ended March 31, 2020.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence.  We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks and the only China operator with a pan-Asian exposure. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 833,094 in March 2020. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced a New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. As the licensing process requires applicants to demonstrate their ability to preserve cord blood for use in stem cell transplants, we believe our familiarity with the regulatory framework, combined with our established track record and reputable brand, gives us a competitive advantage comparing to other PRC operators. Our leadership and track record also make us an attractive strategic partner for license holders and applicants and position us well to continue to grow our leading position.

Extensive Hospital Network.  We provide our services through collaboration with 367 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 793-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to increase over time, which will help us further penetrate the markets we currently serve.

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

•                  We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, including billboards, social media and newsletters that offer information on the importance of cord blood and hematopoietic stem cell therapy.

Advanced Infrastructure in Place to Meet Market Demand.   We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood and have devoted considerable management and financial resources in upgrading and improving our facilities and supporting infrastructure. Our facilities in Beijing, Guangdong and Zhejiang are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. In addition, the cord blood banks operated by our Beijing, Guangdong and Zhejiang subsidiaries have been granted the AABB Accreditation with regard to cord blood processing and storage services. With our existing infrastructure in Beijing, Guangdong and Zhejiang, we believe we have the ability to meet increasing market demand.

Capable and Experienced Management Team.  Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Ms. Ting Zheng, our chairperson and chief executive officer, has over fifteen years of experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our chief financial officer, is a CFA charterholder and has over fifteen years of experience in the pharmaceutical and healthcare industries. Ms. Rui Arashiyama, our chief executive officer in the Guangdong and Zhejiang divisions, has over fifteen years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our chief technology officer, has over twenty-five years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, extensive experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is a relatively young industry with attractive opportunities due to China’s large population and continuous economic growth. Our goal is to grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets.  We plan to further increase cord blood banking penetration in our existing markets by broadening our hospital network, expanding our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 367 hospitals and 833,094 subscribers as of March 31, 2020. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

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

Expand Overseas Presence.  We believe there are significant opportunities to expand our cord blood banking services into other attractive markets. We own approximately 10.0% equity interest in Cordlife Singapore (as of March 31, 2020) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam), countries or region with approximately 55,000, 61,000, 24.1 million, 4.1 million, 0.6 million and 2.5 million annual births, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with Cordlife Singapore as Cordlife Singapore gives us the exposure and knowledge about the Southeast Asia market. Additionally, we will continue to identify overseas opportunities and gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a multi regions operator.

Expand Service Portfolio.  Over the years, we had provided cord blood banking services to numerous parents in Beijing, Guangdong and Zhejiang. As of March 31, 2020, our accumulated subscriber base has reached 833,094 subscribers. Our subscriber base together with our extensive hospital network positioned us well and gave us a competitive advantage to commercialize other healthcare services in our respective markets. We intend to seek expansion and diversification opportunities by bringing in additional healthcare and therapeutic related services in order to better serve our existing and future subscribers’ medical needs. We intend to diversify our revenue stream by providing additional healthcare and therapeutic related services, which will potentially improve our revenue per subscriber.

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

Our cost of revenues consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw materials consumption. For the years ended March 31, 2018, 2019 and 2020, depreciation expenses, our most significant fixed cost, accounted for 16.6%, 16.6% and 15.3%, respectively, of our cost of revenues. For the years ended March 31, 2018, 2019 and 2020, technical consulting fee accounted for 4.3%, 3.2% and 3.2%, respectively, of our cost of revenues, and amortization expenses accounted for 2.5%, 2.5% and 2.4%, respectively, of our cost of revenues.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.2%, 99.1% and 99.2% of our revenues for the years ended March 31, 2018, 2019 and 2020, respectively.

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

Prior to January 1, 2008, we offered our subscribers three payment options: (1) payment of a one-time processing fee of RMB5,000 and a storage fee of approximately RMB500 payable each year for a period up to 18 years; (2) payment of a one-time processing fee of RMB5,000 and an annual storage fee of approximately RMB400 in one lump sum; and (3) payment of a processing fee at an installment of RMB1,100 at the time of subscription and an annual installment of RMB300 payable each year at each anniversary of the subscription, in which case our subscribers pay an additional amount of RMB1,200 compared to payment options (1) and (2), as well as payment of the storage fee of approximately RMB500 payable each year for a period up to 18 years. Between January 1, 2008 and January 31, 2009, we suspended payment option (2) to our subscribers while we continued to offer payment options (1) and (3) to our subscribers. Starting from February 1, 2009, subscribers can choose to make an upfront payment for 18 years of storage fees at an annual storage fee of approximately RMB500, together with the one-time processing fee of RMB5,000. On April 1, 2011, we increased such processing fee to RMB5,800.

Effective from April 1, 2011, subscribers in Beijing who choose payment option (2) will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18). Effective from April 1, 2011, subscribers in Guangdong who choose payment option (2) will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640.

Also, effective from April 1, 2011, subscribers in Beijing who choose payment option (3) will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year. Subscribers in Guangdong who choose payment option (3) between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments (payment option (3)) will make an initial payment of RMB1,460, follow by four annual payments of RMB1,210 each. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, the one-time processing fee and annual storage fee are increased to RMB6,800 and approximately RMB860, respectively. Subscribers who choose payment option (2) will pay a one-time processing fee of RMB6,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18).

Effective from May 1, 2013, subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,380 each year.

Payment option (3) was not offered to subscribers in Guangdong from April 1, 2013 to June 30, 2013. Effective from July 1, 2013, subscribers in Guangdong who choose payment option (3) will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year. An annual storage fee of approximately RMB860 is payable for a period up to 18 years.

Starting from January 1, 2014, the annual storage fee payable by subscribers in Beijing who elected payment option (1) or (3) prior to May 1, 2013 increased by RMB35 or to approximately RMB535.

Payment option (3) was not offered to subscribers in Zhejiang before August 1, 2018. Effective from August 1, 2018, subscribers in Zhejiang who choose payment option (3) will pay an initial payment of RMB1,900 at the signing of the contract and annual payment of RMB850 each year starting from second year until the end of the eighth year. An annual storage fee of approximately RMB860 is payable for a period up to 18 years.

Effective from April 1, 2019, the one-time processing fee is increased to RMB9,800 from RMB6,800 (in order to absorb rising costs associated with the Company’s technology and service advancements and to properly position the Company’s services among its peers in China) with annual storage fee remains approximately RMB860 payable each year for a period up to 18 years. Subscribers in Beijing who choose payment option (2) will pay a one-time processing fee of RMB9,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18). Subscribers in Guangdong and Zhejiang who choose payment option (2) will pay a one-time processing fee of RMB9,800 and an upfront payment for 18 years of storage fees (approximately RMB436 x 18). Subscribers in Beijing who choose payment option (3) will pay a one-time processing fee of RMB9,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,440 each year. Subscribers in Guangdong and Zhejiang who choose payment option (3) will pay a processing fee of RMB9,800 in ten equal installments (annual payment of RMB980 from the first year to the tenth year), and an annual storage fee of approximately RMB860 for a period of up to 18 years. Starting from July 1, 2019, subscribers in Guangdong and Zhejiang who choose payment option (3) may also pay an initial payment of RMB5,800 at the signing of the contract, RMB3,000 in the second year and RMB1,000 at the third year, and an annual storage fee of approximately RMB860 for a period of up to 18 years.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to the hospitals for patients who are in need of transplants. These services accounted for 0.8%, 0.9% and 0.8% of our revenues for the years ended March 31, 2018, 2019 and 2020, respectively.

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

We charge a fee that reflects the costs of our matching services provided and the matching units delivered, as well as for the units used in supplementary therapies. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant or providing one cord blood unit for supplementary therapies. For the years ended March 31, 2018, 2019 and 2020, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 231, 370 and 461, respectively. In addition, during the years ended March 31, 2018 2019 and 2020, there were 324, 230 and 217 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2020	2019	2018
New subscriber sign-ups	84,296	89,438	91,820
Subscriber units used in medical treatments	55	72	31
New subscriber sign-ups (net)	84,241	89,366	91,789

New donations accepted	6,016	6,233	4,759
Donated units used in matching services	678	600	555
New donations accepted (net)	5,338	5,633	4,204

Total	89,579	94,999	95,993

	As of March 31,
	2020	2019	2018
Units deposited by subscribers (2)(3)(4)	833,094	750,273	661,618
Units contributed by donors (1)(3)	74,060	67,302	60,958
Total (1)(2)(4)	907,154	817,575	722,576

(1)                                     Excludes the matching units used during the relevant periods.

(2)                                     As of March 31, 2018, 2019 and 2020, includes 45,931, 54,917 and 57,498 subscribers respectively, from whom we have ceased to recognize storage fee revenue as we determined that it is not probable that we will collect substantially all of the expected consideration from those subscribers based on reassessment.

(3)                                     During the years ended March 31, 2018, 2019 and 2020, 91,789, 89,366 and 84,241 new subscribers were recruited and 4,204, 5,633 and 5,338 new donations were accepted. During the years ended March 31, 2018, 2019 and 2020, the Company reclassified 5,211, 711 and 1,420 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the units deposited by subscribers and units contributed by donors were 661,618 and 60,958, respectively, as of March 31, 2018, 750,273 and 67,302, respectively, as of March 31, 2019 and 833,094 and 74,060, respectively, as of March 31, 2020.

(4)                                     Excludes subscriber units used in medical treatments.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year:

Units
Donated units used during the year ended March 31, 2018	555
Donated units used during the year ended March 31, 2019	600
Donated units used during the year ended March 31, 2020	678

Units
Accumulated number of matches as of March 31, 2018	2,581
Accumulated number of matches as of March 31, 2019	3,181
Accumulated number of matches as of March 31, 2020	3,859

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

Sales and Marketing

As of March 31, 2020, our total sales force (including after sales support) consists of 793 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 367 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2020.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

•                  Activities targeting prospective parents.  We maintain our hospital networks which consist of 367 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutions or hospitals to organize pre-natal classes and other events for expectant parents.

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

	For the year ended March 31,
	2020			2019		2018
	US$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentages)
Beijing Jingjing Jiahong Medical Equipment Co., Ltd (1)(2)	4,231	29,960	32	—	—	—	—
Beijing Jingjing Medical Equipment Co., Ltd. (1)(3)	—	—	—	23,741	30	—	—
China Bright Group Co. Limited (1)(4)	1,809	12,811	14	—	—	18,759	24
Hangzhou Baitong Biological Technology Co., Ltd. (5)	—	—	—	—	—	7,670	10
Beijing Chengmao Xingye Technology Development Co., Ltd. (6)	—	—	—	—	—	7,711	10
Total	6,040	42,771	46	23,741	30	34,140	44

(1)                                    An affiliate of Golden Meditech

(2)                                    The purchase from Beijing Jingjing Jiahong Medical Equipment Co., Ltd were less than 10% of gross purchases for the years ended March 31, 2018 and 2019.

(3)                                    The purchases from Beijing Jingjing Medical Equipment Co., Ltd. were less than 10% of our gross purchases for the years ended March 31, 2018 and 2020.

(4)                                    The purchases from China Bright Group Co. Limited were less than 10% of our gross purchases for the year ended March 31, 2019.

(5)                                    The purchases from Hangzhou Baitong Biological Technology Co., Ltd were less than 10% of our gross purchases for the years ended March 31, 2019 and 2020.

(6)                                    The purchases from Beijing Chengmao Xingye Technology Development Co., Ltd. were less than 10% of our gross purchases for the years ended March 31, 2019 and 2020.

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2020, the top hospital accounted for approximately 2.4% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2020, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Quality Assurance

Our cord blood banking operations in Beijing, Guangdong and Zhejiang have been accredited with GB/T19001 (equivalent to ISO-9001), which is the national standards for quality control in China. Our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank also received the AABB Accreditation with regard to cord blood processing and storage services. Our laboratories in Beijing, Guangdong and Zhejiang comply with the Good Laboratory Practice, or “GLP”, standards.

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

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province (our controlling shareholder controls 76.0% of Qilu). The operators of the other three licensed cord blood banks are Vcanbio Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. The NHC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region, and on the other hand, issued a New Policy in November 2019 to allow relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business - Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

Employees

As of March 31, 2018, 2019 and 2020, we had 1,136, 1,261 and 1,260 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2020:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	214	389	190
Laboratory function	65	117	47
Management and administration	88	95	55
Total	367	601	292

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million (US$7.1 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB384.2 million (US$54.3 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to fire, earthquake, flood and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 (US$28,245) per person and RMB10.0 million (US$1.4 million) in the aggregate.

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

Research and Development

We conducted research and development activities internally. Research and development expense incurred during the years ended March 31, 2018, 2019 and 2020 amounted to RMB12.7 million, RMB14.7 million and RMB21.1 million (US$3.0 million), respectively.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. The annual advisory fee was increased to RMB2.6 million since October 2013. In September 2017, Jiachenhong and PEKU renewed the cooperation agreement for a term of 4 years commencing in September 2017. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB3.0 million (US$0.4 million).

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

In November 2009, Nuoya entered into a cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years. GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services to expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. In February 2014, Nuoya and GWCH entered into a supplementary agreement pursuant to which the annual advisory fee increased to RMB3.2 million (US$0.5 million) commencing in October 2013.

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

Investments in LFC and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, the Company disposed all of its shares in LFC. As of March 31, 2020, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.0% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2020. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income. For the years ended March 31, 2019 and 2020, decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million and RMB13.2 million (US$1.9 million) were recorded as other expenses through net income.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately US$20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17.0% of its outstanding ordinary shares not indirectly owned by GCBC from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0% (76.0% owned by our controlling shareholder). Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost minus impairment losses, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu as of March 31, 2019 and 2020. Qilu operates in the Shandong province. Based on China Statistical Yearbook 2019, over 1.3 million babies were born within the Shandong province during 2018.

Investment in Lukou

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, and acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of US$12.5 million during the year ended March 31, 2011. Lukou is 90% owned by us and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cells collection and storage services for expectant parents as well as preserving cord blood units donated by the public.

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

•                  Mesenchymal stem cells.  Mesenchymal stem cells are found in the bone marrow of adults and Wharton’s jelly of the human umbilical cord. Mesenchymal stem cells are capable of differentiating into musculoskeletal tissues.

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

According to the U.S. Census Bureau, the population of the world has over 7.6 billion in June 2020 and the number of newborns is approximately 139.5 million worldwide in 2019. The U.S. Census Bureau projects that the population and number of newborns worldwide will continue to grow.

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

Current Market Conditions

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

Under current PRC government policy, cord blood banks are only permitted to operate in the regions in which they are licensed to operate. Moreover, the application process for a cord blood banking license in China is time-consuming during which the applicant usually incurs significant initial investments, including costs to apply for a license and construct the facility. For example, in respect of the seven cord blood banking licenses issued by the PRC government authorities to date, it took each applicant several years to obtain a cord blood banking license. This may deter potential cord blood banking operators with fewer financial resources from entering into the cord blood banking industry.

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

•                  Large number of newborns.   According to the China Statistical Yearbook 2019, China had a population of over 1.3 billion persons and over 15.2 million newborns as of and for the year ended December 31, 2018. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 113 million people in 2018, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2018.

•                  Growth in GDP and urban disposable income and increasing focus on healthcare.   According to the China Statistical Yearbook 2019, GDP per capita in China grew by 7.3%, 10.3% and 9.2% in 2016, 2017 and 2018, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2019, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB5,912.2 billion in 2018, more than tenfold jump.

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

•                  the NHC (formerly known as the NHFPC);

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

According to the Circular of Guiding Principles for the Planning of Blood Collection and Supply Institutions (which had been repealed by the Circular of Guiding Principles for the Planning of Blood Station on May 2, 2013) issued by the MOH on December 16, 2005, 4-10 cord blood banks will be set up before 2010. Only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. On December 31, 2015, the NHFPC published the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank. According to the Notice, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. In addition, a New Policy was issued by the NHC in November 2019 allowing relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business - Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”. The application process for a blood station license commences with the applicant’s submission to the DOH/LHFPC/LHC of a written notice concerning its intention to construct and operate a cord blood bank. Upon satisfaction of a series of complex and stringent requirements, the applicant may submit its formal application for a license. The facilities of the applicant will be inspected by the DOH/LHFPC/LHC. As provision of cord blood banking services concerns public health, the DOH/LHFPC/LHC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that the potential licensee is committed to the industry and is capable of providing high-quality services before granting a license. Due to the stringent application requirements, the application process can be quite time-consuming. For example, the Beijing Cord Blood Bank operated by Jiachenhong received its cord blood banking license in September 2002 after a six-year application process, and the Guangdong Cord Blood Bank operated by Nuoya received its blood station license in June 2006 after a seven-year application process.

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which will expire in May 2025, May 2021 and September 2022, respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew the licenses in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

On October 24, 2011, the MOH published the Notice on Strengthening the Management and Control of Cord Blood Stem Cells. The notice suggests that, in principle, cord blood banks should follow the pricing standards established by the relevant commodity price departments of PRC. However, currently, there is still lacking of a clear and explicit price level or guided-price in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish guided-price or introduce other specific price control standards for the cord blood banking services in the future. If this happens, it will adversely affect our business operation and financial condition. If the government-controlled pricing or guided-price set by relevant department of PRC government is lower than our current pricing, our business operation or financial condition will be materially adversely affected. At the same time, we cannot assure you that our new subscriber number will increase as we reduce our pricing in accordance with such policy, also, we cannot guarantee that such governmental prices will be higher than the costs of our operation.

Ownership of Cord Blood Units

Under the PRC Property Law and the Civil Code which will become effective from January 1, 2021 and simultaneously replace the Property Law and the Contract Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the PRC Property Law and the Civil Code. Assuming cord blood is considered as property under the PRC Property Law and the Civil Code, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under PRC Contract Law and the Civil Code, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matching cord blood units to the hospitals for patients who are in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, the subscription contracts we enter into with our subscribers expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

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

PRC Tort Liability Law

The PRC Tort Liability Law was adopted at the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009 and effective as of July 1, 2010, which deals with tort liability relating to products, motor vehicle traffic accidents, medical treatment, environmental pollution, and high-risk operations. The Civil Code will become effective on January 1, 2021 and replace the current effective PRC Tort Liability Law. Under the Tort Liability Law and the Civil Code, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Tort Liability Law and the Civil Code also regulate that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to quantify and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the People’s Court.

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

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the NDRC and the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Negative List (2018 Edition) which became effective from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. On June 30, 2019, NDRC and MOC revised the Negative List (2019 Edition) and promulgated The Catalogue of Industries for Encouraged Foreign Investment (2019 Edition) which became effective on July 30, 2019, and the categories of “encouraged” for foreign investment as provided in the Catalogue revised in 2017 was repealed simultaneously. On June 23, 2020, NDRC and MOC subsequently revised the Negative List (2020 Edition) which will be effective from July 23, 2020. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition), foreign enterprises are prohibited from engaging in development of stem cell and gene diagnosis and treatment technology development and its application. Since the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Negative List, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and the Negative List.

On December 28, 2013, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law which removed a number of legal restrictions and hurdles on the establishment and operations of limited liabilities companies and companies limited by shares. On September 3, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Revising the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (the “WFOE Law”) and Other Three Laws, or “Order 51”, which took effect on October 1, 2016. Pursuant to Order 51 and relevant regulations, where the establishment or changing of a foreign-invested enterprise does not involve the Catalogue, such matters shall be subject to administration by record-filing instead of the examination and approval. It is expected that the WFOE Law, the PRC Law of Sino-Foreign Equity Joint Ventures (the “EJV Law”) , the PRC Law of Sino-Foreign Cooperative Joint Ventures (the “CJV Law”) and their implementing regulations will be amended accordingly in order to align the WFOE Law, the EJV Law and the CJV Law with the amendments to the PRC Company Law.

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

The FIL was adopted by the National People’s Congress on 15 March 2019, which became effective on 1 January 2020 and replace the major existing laws and regulations governing foreign investment in the PRC, including the WFOE Law, the EJV Law, the CJV Law and the Interim Measures. The FIL is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The FIL specifically stipulates the following forms of investment activities as foreign investments, namely, (a) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor, (b) obtaining shares, equities, assets interests or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor and (c) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor, and (d) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council. According to the FIL, China adopts a system of national treatment plus negative list with respect to foreign investment administration, and the negative list would be issued by, amended or released upon approval by the State Council, from time to time. Foreign investment and domestic investment in industries outside the scope of the negative list would be treated equally. On 26 December 2019, the National People’s Congress issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China (the “Implementation Regulations”) which became effective on 1 January 2020. Under the Implementation Regulations, in the event of any discrepancy between the requirements for foreign investment and the FIL and the Implementation Regulations promulgated prior to 1 January 2020, the FIL and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List.

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

The State Council and the MOC successively issued relevant regulations such as the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, took effect on August 3, 2008, the Measures for the Review of Concentration of Business Operators, took effect on January 1, 2010, the Interim Provisions on Assessment of the Impact of Business Operator Concentration on Competition, took effect on September 5, 2011 and so forth. On June 26, 2019, the State Administration for Market Regulation adopted the Interim Provisions on Prohibiting Acts of Abuse of Administrative Authority to Eliminate or Restrict Competition, the Interim Provisions on Prohibiting Acts of Abuse of a Dominant Market Position and the Interim Provisions on the Prohibition of Monopoly Agreements which became effective on September 1, 2019, and provided investigation and punishment procedures for acts of abuse of administrative authority to eliminate or restrict competition, acts of abuse of a dominant market position and monopoly agreements. However, before the promulgation of further detailed implementing rules or determination of the relevant authorities, we are unable to determine whether we might be in violation of any aspects of the PRC Antitrust Law.

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

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1 to RMB8.27 to US$1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

CCBS was incorporated on January 17, 2008 under the Companies Law to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2020, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 10.0% interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam).

Immediately following the Business Combination and the share exchange with the remaining CCBS’ shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that directly compete with CCBS’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, Pantheon management prior to the Business Combination owned 2.0% of CCBC’s issued shares and CCBC management team owned 5.7% of CCBC’s issued shares.

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

On November 19, 2009, CCBC was listed on the NYSE with a ticker symbol “CO”. On November 24, 2009, CCBC completed a public offering of 3,305,786 ordinary shares at a public offering price of US$6.05 per share. An over-allotment issuance of 495,867 ordinary shares was completed in January 2010. Total gross proceeds raised (including the over-allotment issuance) amounted to US$23 million. The proceeds were used for the expansion into new geographical markets, including applications for new licenses and acquisitions and investments, and for the construction and upgrading of facilities in existing geographical markets.

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

The cord blood bank in Shandong operated by Qilu received its permission to commence operation from Shandong DOH in May 2009. In May 2010, we completed the investment in an effective 19.9% equity interest in Qilu via our wholly owned Hong Kong incorporated subsidiary, China Stem Cells (East) Company Limited.

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of US$12.5 million during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province.

In November 2010, we completed a follow-on public offering of 7,000,000 shares at US$4.50 per share. Total gross proceeds of US$31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. We owned 24,366,666 shares in both LFC and Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore later on acquired Stemlife, a Malaysia-based cord blood banking operator. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2020, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.0% equity interest. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In February 2018, we disposed all the shares in LFC.

On April 27, 2012, we completed the sale of US$65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of US$2.838 per share to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 22,903,454 ordinary shares in exchange for the cancellation of the convertible notes.

In August 2012, we entered into a share purchase agreement with Cordlife Singapore in which we agreed to sell to Cordlife Singapore, and Cordlife Singapore agreed to purchase, 7,314,015 of our ordinary shares for a total purchase price of approximately US$20.8 million. Contemporaneously, CSC South entered into a share repurchase agreement with Cordlife HK to repurchase the 10% of its shares held by Cordlife HK for approximately US$16.8 million. Upon completion of the transactions on November 12, 2012, Nuoya became our indirect wholly owned subsidiary and Cordlife Singapore acquired 7,314,015 of our ordinary shares, representing approximately 10% of our issued ordinary shares as of the closing date. Such 7,314,015 ordinary shares were subsequently acquired by Golden Meditech in November 2015.

On October 3, 2012, we completed the sale of US$50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of US$2.838 per share to Golden Meditech. In November 2014, Golden Meditech completed the sale of such convertible note to Cordlife Singapore and Magnum Opus on a several and not joint basis, each 50% of the convertible notes. In May 2015, Golden Meditech has entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GM Stem Cells. In April 2017, GM Stem Cells converted such convertible notes and we issued 17,618,040 ordinary shares in exchange for the cancellation of the convertible notes.

In February 2013, Favorable Fort completed a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort repurchased the 17% of its outstanding ordinary shares not already indirectly owned by the Company from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were granted in December 2014. In March 2018, all 7,300,000 RSUs granted were fully vested. Subsequently, no RSUs were issued and outstanding as of March 31, 2020.

On April 27, 2015, our Board of Directors received the GM Proposal, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for US$6.40 per ordinary share in cash in a “going private” transaction. On the same day, the Board of Directors formed a special committee to evaluate the GM Proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives. On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the special committee to terminate any further evaluation and negotiation regarding the GM Proposal.

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

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.5 per ordinary share.

On June 5, 2019, a Special Committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the Special Committee. In February 2020, Mr. Jacky Cheng joined the Special Committee as a member. The Special Committee has been in discussions with Cordlife Singapore regarding the proposed transaction and such discussions are continuing.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof in connection with the CGL Proposal. The proceeding is captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), and challenges the CGL Proposal and alleges, among other things, that the consideration to be paid in such proposal is inadequate, as is the process by which the proposal is being evaluated due to the alleged lack of independence of certain members of the Special Committee. The proceeding seeks, among other relief, to enjoin defendants from consummating the CGL Proposal and to direct defendants to revoke the appointment of such members of the Special Committee. The Company has reviewed the allegations contained in the summons and believes they are without merit. The Company intends to defend the litigation vigorously. Since the last substantive hearing of the matter, the plaintiffs’ previous solicitors have on March 5, 2020 come off the record as acting for the plaintiffs in the originating summons and no new solicitors have been appointed to act for the plaintiffs. To the Company’s knowledge, the plaintiffs have not progressed the originating summons in any way since then. Based on the information known to date, the Company does not believe that it is probable that a material judgement against it will result.

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

D.                                    Property, Plant and Equipment

As of March 31, 2020, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to the hospitals for patients who are in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also invested and owned 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province (our controlling shareholder owns 76.0% of Qilu).

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 2.2 million in 2018, accounting for approximately 47% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2019. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2019, the nation has a newborn population of over 15.2 million in 2018; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 4%, 4% and 4% for the fiscal years ended March 31, 2017, 2018 and 2019 (based on the number of new subscriber sign-ups for the fiscal years ended March 31 2017, 2018 and 2019 divided by the estimated number of newborns of the corresponding calendar years ended December 31, 2016, 2017 and 2018 according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

Fiscal year	Estimated no. of births in the Company’s operating regions (1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2017	2,121,261	74,952	4%
2018	2,383,395	91,789	4%
2019	2,245,833	89,366	4%

(1)                                    Source: China Statistical Year Book 2017, 2018 and 2019, calendar year information for 2016, 2017 and 2018.

(2)                                     Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with 10.0% equity interest (as of March 31, 2020) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides exposure and insight into attractive markets such as India, Indonesia, Malaysia and the Philippines, and relatively mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 793-person sales team has direct access to expectant parents through collaboration with 367 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, social media, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 833,094 in March 2020.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2020, storage fee revenues represented 37.0% of our total revenues.

We recorded revenues and net income of RMB1,221.5 million (US$172.5 million) and RMB477.7 million (US$67.5 million), respectively, during our fiscal year ended March 31, 2020.

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

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenues from fees generated from our matching services, referred to in this report as “matching fee”, which reflects consideration for providing matching cord blood units collected from public donors to the hospitals for patients who are in need of transplants. Because a portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we are likely to benefit from economies of scale as the number of units stored at our cord blood facilities increases.

Our new subscriber sign-ups for the years ended March 31, 2018, 2019 and 2020 were 91,789, 89,366 and 84,241, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. In addition to increasing the variety of services offered, another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicants in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

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

•                  Investment in Lukou.  In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of US$12.5 million during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cell banking service for expectant parents and to preserve cord blood units donated by the public but it had no commercial operation prior to our involvement.

•                  Investment in Qilu.  Qilu is the operator of the sole licensed cord blood bank in the Shandong province. It obtained permission from the Shandong DOH to commence operation in May 2009. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0% (our controlling shareholder owns 76.0% of Qilu). In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and record the investment at cost less impairment losses (if any).

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

•                  Expanding in other healthcare services.  There is uncertainty and risk when we expand our service offering beyond cord blood banking. As part of our growth strategy, we intend to offer additional healthcare services to our existing and future subscribers which in turn diversify our revenue stream. There is no guarantee that we can successfully commercialize such services or such services will be well received by our existing and future subscribers. Also, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable event which can materially adversely affect our operation and financial condition.

Factors Affecting Our Financial Condition and Results of Operations

We have benefited significantly from favorable demographic trends, overall economic growth and increased demand for innovative healthcare services in China. The overall economic growth and the increase in the GDP per capita in China in recent years have led to a significant increase in healthcare spending in China. We anticipate that demand for cord blood banking services will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. Any adverse changes in the economic conditions or regulatory environment in China, and the outbreak of the COVID-19 pandemic, however, may have a material adverse effect on the cord blood banking industry in China, which in turn may harm our business and results of operations. For further information of the COVID-19 impact on the Company, see “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.”

Demand for Cord Blood Banking Services

As of the date of this report, seven cord blood banking licenses had been granted in seven regions in China, and the PRC government will not grant any new cord blood banking licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”. Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population; (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas; (iii) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking; and (iv) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking.

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

All processing fees were inclusive of a 5% business tax, which has been substituted by 6% value-added tax since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang. Prior to April 1, 2011, we charged a one-time processing fee of RMB5,000. Effective from April 1, 2011, we raised the one-time processing fee from RMB5,000 to RMB5,800. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, we increased the one-time processing fee from RMB5,800 to RMB6,800. Effective from April 1, 2019, we increased the one-time processing fee from RMB6,800 to RMB9,800 to absorb rising costs associated with the Company’s technology and service advancements and to properly position the Company’s services among its peers in China.

Aside from the processing fee, a subscriber is obligated to make an annual payment (inclusive of a 5% business tax or 6% value-added tax). For subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, a subscriber is obligated to make an annual payment of RMB620. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to make an annual payment of RMB980. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) as described below, is obligated to pay the revised annual payment of RMB655. All annual payments consist of an insurance premium of approximately RMB120 and a storage fee (inclusive of a 5% business tax or 6% value-added tax). Storage fee for subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing was approximately RMB500 per annum. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to pay an annual storage fee of approximately RMB860. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay the revised annual storage fee of approximately RMB535. The entire amount of the insurance premium is subsequently forwarded to an independent third-party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 11 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

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

•                  Option Two: payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at the time of subscription, had become available to new subscribers since February 1, 2009. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18). Effective from April 1, 2011, subscribers in Guangdong who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, subscribers who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB602 x 18) and a one-time processing fee of RMB6,800. Effective from April 1, 2019, subscribers in Beijing who choose this option will pay an upfront payment for 18 years of storage fee (approximately RMB602 x18) and a one-time processing fee of RMB9,800 and subscribers in Guangdong and Zhejiang who choose this option will pay an upfront payment for 18 years of storage fee (approximately RMB435 x 18) and a one-time processing fee of RMB9,800.

•                  Option Three:  payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year from the second year until the end of the eighteenth year, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years, applicable to subscriptions in Beijing and Guangdong prior to April 1, 2011.

Between April 1, 2011 and April 30, 2013, new subscribers in Beijing who choose this payment option will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Between May 1, 2013 to March 31, 2019, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four annual installments of RMB3,380 and payable starting from the third year of subscription. Starting from April 1, 2019, new subscribers in Beijing who choose this payment option will pay the processing fee of RMB9,800 in two equal installments, with one payment at the time of subscription and the other at the second year of subscription. The storage fee for 18 years will be paid in four installments of RMB3,440 and payable starting from the third year of subscription. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and subscribed the service before May 1, 2013 are obligated to pay a revised annual storage fee of approximately RMB535.

Between April 1, 2011 and June 30, 2011, new subscribers in Guangdong who choose this payment option, will pay processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively, and an annual storage fee of approximately  RMB500 payable each year for a period of 18 years. From July 1, 2011 to March 31, 2013, new subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment of RMB1,460, follow by four annual payments of RMB1,210 each, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Payment option (3) was not offered to subscribers in Guangdong during April 1, 2013 to June 30, 2013. Between July 1, 2013 and March 31, 2019, new subscribers in Guangdong who choose this payment option will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years. Effective from April 1, 2019, subscribers in Guangdong who choose payment option (3) will pay a processing fee of RMB9,800 in ten equal installments with annual payment of RMB980 from the first to the tenth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years.

Payment option (3) was not offered to subscribers in Zhejiang before August 1, 2018. Between August 1, 2018 and March 31, 2019, subscribers in Zhejiang who choose payment option (3) will pay an initial payment of RMB1,900 at the signing of the contract and annual payment of RMB850 each year starting from second year until the end of the eighth year. An annual storage fee of approximately RMB860 is payable for a period up to 18 years. Effective from April 1, 2019, subscribers in Zhejiang who choose payment option (3) will pay a processing fee of RMB9,800 in ten equal installments with annual payment of RMB980 from the first to the tenth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years. Starting from July 1, 2019, subscribers in Guangdong and Zhejiang who choose payment option (3) may also pay an initial payment of RMB5,800 at the signing of the contract, RMB3,000 in the second year and RMB1,000 at the third year, and an annual storage fee of approximately RMB860 for a period of up to 18 years.

In response to changing market dynamics, we do offer some special promotion or discount to subscribers from time to time.

For the year ended March 31, 2020, approximately 36.6% of new subscribers chose Option One, compared to 51.5% in the year ended March 31, 2019. Option Two represented approximately 49.9% of new subscribers who signed up during the year ended March 31, 2020, compared to 42.7% in the previous year. 13.5% of new subscribers chose Option Three for the year ended March 31, 2020, compared to 5.8% in the year ended March 31, 2019. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding account receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2020, current accounts receivable increased to RMB104.3 million (US$14.7 million), as compared to RMB96.9 million as of March 31, 2019 resulted from the increase in new subscribers choosing Option Three, partially offset by the effect of increased allowance for doubtful receivables. Turnover periods for current accounts receivable for the years ended March 31, 2018, 2019 and 2020 determined based on average current accounts receivable and revenues in the respective periods, were 43 days, 38 days and 30 days, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current receivables. Non-current accounts receivable increased mainly driven by the increase in new subscribers choosing Option Three. Non-current accounts receivable as of March 31, 2020 amounted to RMB160.0 million (US$22.6 million), as compared to RMB104.9 million last year.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be extended beyond the initial 18 years at the election of the child when he or she reaches adulthood. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

•                  Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.”. As of March 31, 2019 and 2020, there were 54,917 and 57,498 subscribers, from whom we have ceased to recognize storage fee revenue as we determined that it is not probable that we will collect substantially all of the expected consideration from those subscribers based on reassessment. The references to our number of subscribers as of a particular date in this annual report are inclusive of those subscribers and therefore do not represent the total number of paying subscribers.

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

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2020, we collaborate with 367 hospitals across Beijing, Guangdong and Zhejiang.

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

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2019, the number of newborns in Guangdong was over 1.4 million in 2018. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately US$20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0% (our controlling shareholder owns 76.0% of Qilu). Based on China Statistical Yearbook 2019, over 1.3 million babies were born within the Shandong province during 2018. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of US$12.5 million, and to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2019, over 0.6 million babies were born within the Zhejiang province during 2018. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In February 2018, the Company disposed of all of its shares in LFC. As of March 31, 2020, we owned 25,516,666 shares in Cordlife Singapore, which represents 10.0% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Myanmar, Thailand and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2020. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income. For the years ended March 31, 2019 and 2020, decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million and RMB13.2 million(US$1.9 million) were recorded as other expenses through net income.

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

Jiachenhong’s HNTE certificate was dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2020 to December 31, 2022.

Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in February 2020 and the renewed HNTE certificate was dated December 2, 2019 with a validity of 3 years. Such status is valid retroactively as of January 1, 2019 and will expire on December 31, 2021, and Nuoya is subject to a reduced tax rate of 15% during such period.

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

The EIT Law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. During the year ended March 31, 2020, PRC withholding tax of RMB4.5 million (US$0.6 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred tax liabilities on the undistributed earnings of the PRC subsidiaries as of March 31, 2020.

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

With respect to matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize revenues upon the satisfaction of its performance obligation, which is to transfer the control of the promised cord blood unit to the recipient. For further details regarding our revenue recognition, see Note 2(l) to our annual consolidated financial statements included elsewhere in this report.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB85.1 million (US$12.0 million) as of March 31, 2020. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the cost of revenues equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2020, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 18 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2020. The reported gross profit (gross margin) from our matching revenue were RMB6.4 million (77%), RMB6.9 million (76%) and RMB7.7 million (76%) for the years ended March 31, 2018, 2019 and 2020, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to cost of revenues. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2020 would have increased/(deceased) gross profit by RMB237,000 and RMB263,000, respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2020 would have increased/(deceased) gross profit by RMB225,000 and RMB255,000, respectively.

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

Allowance for doubtful receivables was RMB183.3 million (US$25.9 million) as of March 31, 2020, compared to RMB164.4 million as of March 31, 2019. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances. See Note 2(f) to our annual consolidated financial statements included elsewhere in this report.

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

The sources of our revenues consist of the following:

•                  Processing fee.  Gross processing fee is charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011. Since April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, gross processing fee of RMB6,800 was charged. Commencing on April 1, 2019, processing fee is charged at the rate of RMB9,800. Gross processing fee includes a 5% business tax and since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. Processing fee represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax or value-added tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay a portion of the processing fee in installments.

•                  Storage fee.  Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Prior to January 1, 2008, some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid, less storage fees of approximately RMB500 per year for the actual storage period, were refunded to the subscriber. For subscription under option (2), the prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the storage period.

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

Cost of revenues

After a cord blood unit is collected at a collaborating hospital and transported to our facilities, we test and process the cord blood to extract stem cells contained in the unit and cryopreserves the stem cells at our cord blood banks. Cost of revenues reflect the costs incurred for these procedures as well as costs charged by hospitals in performing the collection procedure for our subscribers.

Cost of revenues also include an annual technical consulting fee of RMB3.0 million (US$0.4 million) (RMB2.6 million prior to September 2017) payable by us to PEKU pursuant to a 4-year contract commencing September 2017 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.2 million (US$0.5 million). The agreement has a term of no less than 20 years commencing in November 2009. Lukou also entered into a co-operation agreement with Zhejiang Provincial Blood Center in relation to the operation of cord blood bank in Zhejiang with advisory fee for providing technical consultancy services.

Cost of revenues also include the costs of storing cord blood units under our subscription contracts and cord blood units donated by the public for transplants or for research purposes. A significant portion of our cost of revenues are attributable to depreciation of property, plant and equipment, direct labor (including share-based compensation) and, to a lesser extent, amortization of intangible assets, consultancy fees, rent and utilities and the cost of liquid nitrogen. The remaining portion of our cost of revenues, including costs of collection materials, processing and storage supplies, and collection fee, generally vary depending on the number of units processed at facilities.

We record cord blood units donated by the public as our inventories and capitalize our related collection, testing and processing costs. These capitalized costs are recognized as cost of revenues of a unit only when revenue is recognized upon the shipment of the unit for use by the transplant patient or for research purposes.

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

COVID-19 Pandemic Outbreak

The impact of the COVID-19 pandemic is affecting our salesforce and our marketing activities. The number of new subscribers decreased by 6% to 84,241 during the year ended March 31, 2020 as compared to 89,366 during the year ended March 31, 2019. However, as a result of the implementation of an increased processing fee in April 2019 and the increasing accumulated subscriber base, our revenues and net income for the year ended March 31, 2020 increased as compared to the year ended March 31, 2019. In addition, while the pandemic is expected to have a negative impact on our financial performance in the year ending March 31, 2021, we cannot quantify the magnitude and duration of such impact at this time given the fluidity of the situation, see “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.”.

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2020			2019		2018
	US$	RMB	%	RMB	%	RMB	%
	(in thousands except for percentage)
Revenues	172,503	1,221,460	100.0	986,754	100.0	936,768	100.0
Cost of revenues	(26,710)	(189,128)	(15.5)	(186,027)	(18.9)	(181,483)	(19.4)
Gross profit	145,793	1,032,332	84.5	800,727	81.1	755,285	80.6
Operating expenses, net
Research and development	(2,981)	(21,109)	(1.7)	(14,688)	(1.5)	(12,718)	(1.4)
Sales and marketing	(36,996)	(261,958)	(21.4)	(235,062)	(23.8)	(219,202)	(23.4)
General and administrative	(26,866)	(190,232)	(15.6)	(169,320)	(17.2)	(243,502)	(26.0)
Total operating expenses, net	(66,843)	(473,299)	(38.7)	(419,070)	(42.5)	(475,422)	(50.8)
Operating income	78,950	559,033	45.8	381,657	38.6	279,863	29.9
Other income/(expenses), net
Interest income	3,581	25,359	2.1	25,320	2.6	21,936	2.3
Interest expense	—	—	—	—	—	(3,257)	(0.3)
Foreign currency exchange (losses)/gains	(43)	(303)	(0.0)	(62)	(0.0)	133	0.0
Change in fair value of equity securities	(1,860)	(13,172)	(1.1)	(57,125)	(5.8)	—	—
Dividend income	72	507	0.0	976	0.1	634	0.1
Others	1,043	7,388	0.6	5,695	0.6	4,226	0.5
Total other income/(expenses), net	2,793	19,779	1.6	(25,196)	(2.5)	23,672	2.5
Income before income tax	81,743	578,812	47.4	356,461	36.1	303,535	32.4
Income tax expense	(14,276)	(101,084)	(8.3)	(61,260)	(6.2)	(62,656)	(6.7)
Net income	67,467	477,728	39.1	295,201	29.9	240,879	25.7

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Revenues

Revenues increased by 23.8% to RMB1,221.5 million (US$172.5 million) for the year ended March 31, 2020, from RMB986.8 million for the year ended March 31, 2019. The processing fee and other revenues increased 28.1% to RMB769.8 million (US$108.7 million) during the year ended March 31, 2020 mainly due to the implementation of a new processing fee since April 2019. The processing fee was increased to RMB9,800 from RMB6,800 since April 1, 2019 to absorb rising costs associated with the Company’s technology and service advancements and to properly position the Company’s services among its peers in China. The storage fee revenues increased 17.1% to RMB451.7 million (US$63.8 million) during the year ended March 31, 2020 mainly due to the expansion of total subscriber base. The increase in revenues outweighed the impact of decrease in new subscribers. For the year ended March 31, 2020, 84,241 new subscribers were recruited, compared to 89,366 in the year ended March 31, 2019. Taking into account the reclassification of 1,420 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote, total units deposited by our subscribers increased to 833,094 as of March 31, 2020, compared to 750,273 as of March 31, 2019. There was no other material early termination recorded for the years ended March 31, 2019 and 2020.

For the year ended March 31, 2020, processing fee and other revenues and storage fee revenues accounted for approximately 63.0% and 37.0% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2019 in which processing fee and other revenues and storage fee revenues accounted for 60.9% and 39.1% of total revenues respectively.

Cost of Revenues

Cost of revenues increased to RMB189.1 million (US$26.7 million) for the year ended March 31, 2020 from RMB186.0 million in the year ended March 31, 2019, which was mainly resulted from the increased direct labour and related costs. For the year ended March 31, 2020, variable costs and fixed costs accounted for approximately 69.1% and 30.9% of total cost of revenues, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2020, gross profit amounted to RMB1,032.3 million (US$145.8 million), up 28.9% from RMB800.7 million for the year ended March 31, 2019. The increase was generally in line with the increase in total revenues. Gross margin for the year ended March 31, 2020 was 84.5%, compared to 81.1% in the year ended March 31, 2019. Such margin improvement was mainly due to the increase in processing fee which exceeded the increase in direct labour and related costs.

Operating Expenses, Net

Total operating expenses increased to RMB473.3 million (US$66.8 million) for the year ended March 31, 2020, compared to RMB419.1 million for the year ended March 31, 2019. It was largely attributable to the increased marketing and promotional related expenses, and general and administrative expenses.

•                  Research and development expenses.  For the year ended March 31, 2020, we incurred research and development expenses of approximately RMB21.1  million (US$3.0  million), compared to RMB14.7 million in the year ended March 31, 2019. Research and development expenses increased from approximately 1.5% of revenues for the year ended March 31, 2019 to approximately 1.7% of revenues for the year ended March 31, 2020, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cells extraction, separation and preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB262.0 million (US$37.0 million) for the year ended March 31, 2020, increased by 11.4% as compared to RMB235.1 million in the year ended March 31, 2019 as the Company continued to strengthen its sales teams through new recruits and enhance performance based incentive schemes. Besides, in order to encourage consumer spending on its services (as a result of the increase in processing fee), the Company dedicated more resources to marketing and promotion activities during the year ended March 31, 2020. As a percentage of revenues, sales and marketing expenses decreased from 23.8% in last year to 21.4% in the current year.

•                  General and administrative expenses.  For the year ended March 31, 2020, general and administrative expenses increased to RMB190.2 million (US$26.9 million), compared to RMB169.3 million for the year ended March 31, 2019, as the increases in staff costs and legal and professional fees outgrew a lower provision for doubtful accounts.

Operating Income

As a result of the foregoing, operating income increased by 46.5% to RMB559.0 million (US$79.0 million) for the year ended March 31, 2020 from RMB381.7 million for the year ended March 31, 2019.

Other Income/(Expenses), Net

For the year ended March 31, 2020, the Company recorded net other income of RMB19.8 million (US$2.8 million), as compared to net other expenses of RMB25.2 million in the year ended March 31, 2019.

•                  Interest Income.  Interest income amounted RMB25.4 million (US$3.6 million) in the year ended March 31, 2020, compared with RMB25.3 million in the year ended March 31, 2019.

•                  Change in Fair Value of Equity Securities.  For the year ended March 31, 2020, the Company recognized RMB13.2 million (US$1.9 million), compared to RMB57.1 million decrease in fair value of equity securities as other expense. Such decreases were mainly attributable to our investments in Cordlife Singapore.

•                  Dividend Income.  For the years ended March 31, 2019 and 2020, we recorded dividend income received from Cordlife Singapore of RMB1.0 million and RMB0.5 million (US$0.1 million), respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2020 amounted to RMB578.8 million (US$81.7 million), increased from RMB356.5 million for the year ended March 31, 2019.

Income Tax Expense

For the year ended March 31, 2020, we recorded an income tax expense of RMB101.1 million (US$14.3 million), compared to RMB61.3 million for the year ended March 31, 2019. During the year ended March 31, 2020, PRC withholding tax of RMB4.5 million (US$0.6 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2020 amounted to RMB477.7 million (US$67.5 million), compared to RMB295.2 million for the year ended March 31, 2019.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Revenues

Revenues increased by 5.3% to RMB986.8 million for the year ended March 31, 2019, from RMB936.8 million for the year ended March 31, 2018. During the year ended March 31, 2019, processing fee and other revenues decreased 1.7% to RMB601.0 million and storage fee revenues increased 18.6% to RMB385.8 million. The increase in revenues was mainly driven by the Company’s expanding total subscriber base, which was partially offset by the decrease in new subscribers. For the year ended March 31, 2019, 89,366 new subscribers were recruited, compared to 91,789 in the year ended March 31, 2018. Taking into account the reclassification of 711 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote, total units deposited by our subscribers increased to 750,273 as of March 31, 2019, compared to 661,618 as of March 31, 2018. There was no other material early termination recorded for the years ended March 31, 2018 and 2019.

For the year ended March 31, 2019, processing fee and other revenues and storage fee revenues accounted for approximately 60.9% and 39.1% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2018 in which processing fee and other revenues and storage fee revenues accounted for 65.3% and 34.7% of total revenues respectively.

Cost of Revenues

Cost of revenues increased to RMB186.0 million for the year ended March 31, 2019 from RMB181.5 million in the year ended March 31, 2018, which was mainly resulted from the increased raw materials costs. For the year ended March 31, 2019, variable costs and fixed costs accounted for approximately 67.4% and 32.6% of total cost of revenues, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2019, gross profit amounted to RMB800.7 million, up 6.0% from RMB755.3 million for the year ended March 31, 2018. Gross margin for the year ended March 31, 2019 was 81.1%, compared to 80.6% in the year ended March 31, 2018, mainly driven by the increase in storage fee revenues.

Operating Expenses, Net

Total operating expenses decreased to RMB419.1 million for the year ended March 31, 2019, compared to RMB475.4 million for the year ended March 31, 2018. It was largely attributable to the absence of share-based compensation since all the RSUs were fully vested in the year ended March 31, 2018, partially offset by the increased marketing and promotional related expenses.

•                  Research and development expenses.  For the year ended March 31, 2019, we incurred research and development expenses of approximately RMB14.7 million, compared to RMB12.7 million in the year ended March 31, 2018. Research and development expenses maintained at approximately 1.4% and 1.5% of revenues for the years ended March 31, 2018 and 2019, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cell extraction, separation and preservation.

•                  Sales and marketing expenses.  Sales and marketing expenses amounted to RMB235.1 million for the year ended March 31, 2019, increased by 7.2% as compared to RMB219.2 million in the year ended March 31, 2018 as the Company’s continued to invest in promotional activities to promote our services to potential clients. Included in sales and marketing expenses for the year ended March 31, 2018 was a reversal of share-based compensation expense of RMB1.5 million while no such reversal or expense were incurred in the year ended March 31, 2019. As a percentage of revenues, sales and marketing expenses increased from 23.4% in the year ended March 31, 2018 to 23.8% in the year ended March 31, 2019.

•                  General and administrative expenses.  For the year ended March 31, 2019, general and administrative expenses decreased to RMB169.3 million, compared to RMB243.5 million for the year ended March 31, 2018. The decrease in general and administrative expenses was largely attributable to absence of share-based compensation expense charged upon the vesting of RSUs during the year ended March 31, 2018.

Operating Income

As a result of the foregoing, operating income increased by 36.4% to RMB381.7 million for the year ended March 31, 2019 from RMB279.9 million for the year ended March 31, 2018.

Other Income/(Expenses), Net

For the year ended March 31, 2019, the Company recorded net other expenses of RMB25.2 million, as compared to net other income of RMB23.7 million in the year ended March 31, 2018.

•                  Interest Income.  Interest income amounted RMB25.3 million in the year ended March 31, 2019, compared with RMB21.9 million in the year ended March 31, 2018.

•                  Interest Expense.  Interest expense for the year ended March 31, 2018 amounted to RMB3.3 million which was all related to convertible notes. The Company’s convertible notes were converted into ordinary shares in early April 2017 and no convertible notes related interest expense was incurred thereafter.

•                  Change in Fair Value of Equity Securities.  For the year ended March 31, 2019, the Company recognized RMB57.1 million decrease in fair value of equity securities as other expense upon the adoption of ASU No. 2016-01 from April 1, 2018. Such decrease was mainly attributable to our investments in Cordlife Singapore. For the year ended March 31, 2018, unrealized holding losses for equity securities of RMB29.6 was recorded as other comprehensive losses.

•                  Dividend Income.  For the years ended March 31, 2018 and 2019, we recorded dividend income received from Cordlife Singapore of RMB0.6 million and RMB1.0 million, respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2019 amounted to RMB356.5 million, increased from RMB303.5 million for the year ended March 31, 2018.

Income Tax Expense

For the year ended March 31, 2019, we recorded an income tax expense of RMB61.3 million, compared to RMB62.7 million for the year ended March 31, 2018.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2019 amounted to RMB295.2 million, compared to RMB240.9 million for the year ended March 31, 2018.

Liquidity and Capital Resources

As of March 31, 2020, we had cash and cash equivalents of RMB5,473.4 million (US$773.0 million). We use a variety of sources, both external and internal, to finance our operations. We may use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing and debt financing from institutional investors and banks. As of March 31, 2019 and 2020, we do not maintain any credit facilities.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies as well as the global pandemic, it may be challenging for us to sustain a growth momentum going forward. Our operations have not experienced any material deterioration in terms of number of new cord blood intake during the year ended March 31, 2020 in light of the current economic and capital market condition and the global pandemic situation. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2020		2019	2018
	US$	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	88,124	624,004	792,118	818,762
Net cash used in investing activities	(20,626)	(146,061)	(30,210)	(66,477)
Net cash used in financing activities	(570)	(4,039)	(21,192)	(2,015)
Effect of foreign currency exchange rate change on cash and cash equivalents	227	1,608	6,535	(9,924)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 21.2% to RMB624.0 million (US$88.1 million) during the year ended March 31, 2020, compared to RMB792.1 million during the year ended March 31, 2019. The decrease was mainly attributable to (i) the decrease in the number of new subscribers; (ii) a lower price offered to new subscribers in Guangdong and Zhejiang who chose payment option two in order to encourage more new subscribers to choose payment option two; (iii) a significant decrease in advance payments made by customers prior to the completion of cord blood processing services, as a result of the outbreak of the COVID-19 pandemic in the fourth quarter; partially offset by the increase in the processing fee implemented in April 2019.

Net cash provided by operating activities decreased by 3.3% to RMB792.1 million during the year ended March 31, 2019, compared to RMB818.8 million during the year ended March 31, 2018. The decrease was mainly attributable to the decrease in new subscriber number and the decreased percentage of new subscribers who chose payment option two which has an upfront payment for 18-year storage fees at the time of subscription.

Net Cash Used in Investing Activities

Net cash used in investment activities amounted to RMB30.2 million and RMB146.1 million (US$20.6 million) for the years ended March 31, 2019 and 2020 respectively. The increase was due to the net increase in investment deposit.

Net cash used in investment activities amounted to RMB66.5 million and RMB30.2 million for the years ended March 31, 2018 and 2019 respectively, primarily for the purchases of property, plant and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities was RMB4.0 million (US$0.6 million) for the year ended March 31, 2020. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB21.2 million for the year ended March 31, 2019. The cash was used in (i) paying cash dividend which was declared in June 2018 to the Company’s shareholders; and (ii) paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB2.0 million for the year ended March 31, 2018. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Capital Expenditures

For the years ended March 31, 2018, 2019 and 2020 our capital expenditures consisted primarily of expenditures for our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks. In connection therewith, we have acquired equipment.

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

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2020.

Lease Obligation

	Less than 1 year	1–3 Years	3–5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Lease obligations	1,717	1,782	—	—	3,499

•                  Lease obligations.  Lease obligations relate to two operating leases for office with remaining terms expiring from 2020 through 2022 and a weighted average remaining lease term of 2.7 years. The Company has fair value renewal options for one of the Company’s existing leases, none of which are considered reasonably certain of being exercised or included in the minimum lease term. Weighted average discount rates used in the calculation of the lease liability is 4.75%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Contractual Obligation

	Less than 1 year	1–3 Years	3–5 Years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Commercial commitments	6,200	7,650	6,400	14,667	34,917
Debt obligations	40,198	79,159	75,731	293,240	488,328
	46,398	86,809	82,131	307,907	523,245

•                  Commercial commitments.  The commercial commitments primarily relate to the fees payable to PEKU and GWCH pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB3.0 million (US$0.4 million) for a term of four years and a fixed annual amount of RMB3.2 million (US$0.5 million) for a term of twenty years, respectively.

•                  Debt obligations.  The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage fees includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and non-current (collected and payable over one year) other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price indexes in China were 101.6, 102.1 and 102.9 in 2017, 2018 and 2019, respectively.

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

In January 2016, the FASB issued ASU 2016-01 which amends certain aspects of recognition, measurement, presentation and disclosure of financial statements. ASU 2016-01 requires all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investees). ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. To further clarify ASU 2016-01, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”), in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017 and June 15, 2018, were not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption was permitted. For equity securities that are accounted for under the fair value method, the adoption of these amendments is by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Upon the adoption of this new standard on April 1, 2018, cumulative effect of change in fair value of equity securities of RMB62.3 million was adjusted from accumulated other comprehensive losses to retained earnings. Decrease in fair value of equity securities of RMB57.1 million and RMB13.2 million (US$1.9 million) was recognized as other expenses through net income for the years ended March 31, 2019 and 2020, respectively.

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

In February 2016, the FASB issued Topic 842 which requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company adopted this standard on a modified retrospective basis and used the following practical expedients:

•                                the Company did not reassess if any expired or existing contracts are or contain leases; and

•                                the Company did not reassess the classification of any expired or existing leases.

The adoption of Topic 842 resulted in the recognition of the right-of-use assets and the lease liabilities for operating lease as of April 1, 2019 of RMB6,883 and RMB5,758, respectively. There was no cumulative effect to the retained earnings as of April 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company has adopted this standard since April 1, 2020 and the adoption of this standard did not have material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements of fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon the issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company has adopted this standard since April 1, 2020 and the adoption of this standard did not have material impact on its consolidated financial statements.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                                            Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng (1)	48	Chief Executive Officer, Chairperson and Chief Executive Officer — Beijing Division
Albert Chen	44	Chief Financial Officer and Director
Ping Xu	41	Non-executive Director
Mark D. Chen (1)(4)	52	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	56	Independent Non-executive Director
Jennifer J. Weng (2)(3)	52	Independent Non-executive Director
Jack Chow (1)(2)(3)(4)	59	Independent Non-executive Director
Jacky Cheng (2)(4)	46	Independent Non-executive Director
Rui Arashiyama	61	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	66	Chief Technology Officer

(1)                                     Members of Nominating and Corporate Governance Committee

(2)                                     Members of Compensation Committee

(3)                                     Members of Audit Committee

(4)                                     Members of Special Committee

Ting Zheng, serves as our chief executive officer, chairperson of the Board and chairperson of the Nominating and Corporate Governance Committee. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of GCBC. Aside from overseeing the overall operation of GCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of GCBC. She has more than fifteen years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She had assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Between August 2012 and May 2019, Ms. Zheng served as a non-executive director of Golden Meditech. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. With effect from April 1, 2017, Ms. Zheng also serves as the interim chief executive officer of the Beijing division.

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

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Special Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception. He has more than twenty years of experience in private equity investments in a wide range of industries globally including TMT, healthcare, and real estate through numerous investment vehicles that he has formed and managed. In 1998, Mr. Chen co-founded Easton Capital Investment Group, a New York based private equity investment firm focusing on US based life science venture investments. Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009, and also chairman of Compensation Committee. Dr. Ken Lu is a managing partner of Fort Hill Capital Limited (“Fort Hill”), an asset management company focusing on the global equity markets. Prior to Fort Hill, Dr. Lu was a managing director of Seres Asset Management Limited (“Seres”), an Asia-focused investment manager. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Biologic Products Inc., a company listed on the NASDAQ. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

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

Jack Chow, serves as our non-executive director since November 2019. Mr. Chow also serves as a partner of the VMS Group and is responsible for the strategic direction and development of VMS Private Equity. Prior to joining VMS Group, Mr. Chow was an audit partner at KPMG with extensive experience in raising funds for clients in Hong Kong and overseas stock exchanges, and advising clients on group restructuring and M&A arrangements. Mr. Chow is a former member of the Listing Committee of the HKEX. He was also the Chairman of Mainland Development Strategies Advisory Panel of the Hong Kong Institute of Certified Public Accountants and Council Member of Hong Kong Institute of Chartered Secretaries.

Jacky Cheng, serves as our non-executive director since February 2020. He also serves as a partner at the law firm of C&T Legal LLP and serves as a consultant to China Minsheng Financial Holding Corporation Ltd. Mr. Cheng has over 10-year experience in legal and compliance for corporations and banks, and has been providing year-round legal consultancy for various banks and solicitors. Prior to his current positions, Mr. Cheng acted as the consultant to the legal and compliance function for various legal firms and banks such as KCL & Partners Solicitors, Cheung & Liu Solicitors, and China Minsheng Banking Corp., Ltd (Hong Kong Branch). He was the head of the legal and compliance department of China Minsheng Banking Corp., Ltd (Hong Kong Branch) between 2014 and 2016. He also worked for Dah Sing Bank, China Construction Bank, Wing Lung Bank, and Baker McKenzie, solicitors. Mr. Cheng was admitted as a solicitor in Hong Kong and obtained the International Diploma in Compliance awarded in association with the University of Manchester Business School in 2009. He also obtained a Bachelor of Laws (LLB) in Chinese Law from Tsinghua University in 2005, a Postgraduate Certificate in Laws (PCLL) from The University of Hong Kong (“HKU”) in 2001, and a Graduate Diploma in English and Hong Kong Law (CPE) from HKU and Manchester Metropolitan University.

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Lukou and is responsible for the formulation and implementation of marketing strategy for the two markets. She joined Nuoya in March 2009 and has over 15 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Languages Institute, the PRC) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stem cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 25 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

Under our amended and restated articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated articles of association, and each third annual meeting of shareholders thereafter. Currently, Mr. Mark D. Chen and Mr. Albert Chen are Class A directors, Ms. Ting Zheng, Dr. Ken Lu and Mr. Jack Chow are Class B directors, and Mr. Ping Xu, Ms. Jennifer J. Weng and Mr. Jacky Cheng are Class C directors.

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

For the fiscal years ended March 31, 2018, 2019 and 2020, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

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

Name and Principal Position	Year ended March 31,	Salary (1) US$	Bonus (1) US$	Total (1) US$
Ting Zheng	2020	518,236	516,042	1,034,278
Chairperson and Chief Executive Officer — Group and Beijing Division	2019	465,362	—	465,362
	2018	423,449	509,658	933,107
Albert Chen	2020	518,236	458,633	976,869
Chief Financial Officer	2019	465,362	—	465,362
	2018	423,449	386,321	809,770
Rui Arashiyama	2020	258,279	—	258,279
Chief Executive Officer — Guangdong and Zhejiang Divisions	2019	249,619	280,262	529,881
	2018	256,508	254,829	511,337
Xin Xu	2020	100,638	30,756	131,394
Chief Technology Officer	2019	127,513	31,826	159,339
	2018	135,040	45,015	180,055

(1)                                     Ms. Ting Zheng and Mr. Albert Chen were paid by GCBC in Hong Kong dollars for the years ended March 31, 2018, 2019 and 2020. Ms. Rui Arashiyama was partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2018 and 2019 and was paid by GCBC in Hong Kong dollars for the year ended March 31, 2020. Ms. Xin Xu was partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2018, 2019 and 2020. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2020, which was HK$7.7513 to US$1.00 and RMB7.0808 to US$1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

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

•                  If the service contract is terminated by the executive within 30 days following a change of control of GCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of US$5 million.

•                  GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of US$5 million.

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

Incentive Plan

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. In December 2014, a total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. In March 2018, an aggregate of 7,300,000 RSUs were fully vested and no additional RSU was granted thereafter. No RSUs were issued and outstanding as of March 31, 2019 and 2020.

C.                                                                                                            Board Practices

As of the date of this report, our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee.

Audit Committee.  The Audit Committee consists of Mr. Jack Chow, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chairman of our Audit Committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC. Mr. Chow, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

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

Compensation Committee.  The Compensation Committee consists of Mr. Jacky Cheng, Mr. Jack Chow, Dr. Ken Lu and Ms. Jennifer J. Weng. Dr. Ken Lu is the chairman of our Compensation Committee. Mr. Cheng, Mr. Chow, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director.

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

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee consists of Ms. Ting Zheng, Dr. Ken Lu, Mr. Mark D. Chen and Mr. Jack Chow. Ms. Zheng is the chairperson of our Nominating and Corporate Governance Committee. None of Dr. Lu, Mr. Chen and Mr. Chow has any direct or indirect material relationship with GCBC other than as a director.

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

Special Committee

On June 5, 2019, a Special Committee, consisting of Mr. Mark D. Chen (Mr. Chen is the chairman of our Special Committee), Ms. Jennifer J. Weng and Dr. Ken Lu, was formed by our Board of Directors, to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the Special Committee. In February 2020, Mr. Jacky Cheng joined the Special Committee as a member. See “Information on the Company — History and Development of the Company — Recent Developments”.

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

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employments or fiduciary relationships with GCBC.

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

D.                                                                                                            Employees

As of March 31, 2018, 2019 and 2020, we had 1,136, 1,261 and 1,260 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2020:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	214	389	190
Laboratory function	65	117	47
Management and administration	88	95	55
Total	367	601	292

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

Name	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Albert Chen	460,605	*
Mark D. Chen (2)	221,825	*
Jennifer J. Weng (2)	221,825	*
All directors and executive officers as a group	682,430	*
Principal shareholders:
Nanjing Ying Peng Asset Management Co., Ltd. (3)	79,528,662	65.4%
Kent C. McCarthy (4)	11,973,786	9.9%
Magnum Opus International (PTC) Limited, as trustee (5)	6,608,137	5.4%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                     Percentages based on 121,551,075 shares outstanding as of July 29, 2020, excluding shares owned by us.

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

(4)                                     Includes 11,973,786 ordinary shares held by JHMS Fund, LLC, JHMS Management, LLC and Jayhawk Capital Management, L.L.C. Mr. McCarthy is the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Information derived from a 13G/A filed on February 13, 2020.

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

As of June 30, 2020, 29.1% of our outstanding ordinary shares are held by 4 record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Convertible notes

On April 27, 2012, we completed the sale of US$65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are mature on April 27, 2017 and are convertible into ordinary shares at a conversion price of US$2.838 per share, to BCHIL. On August 26, 2015, BCHIL transferred the convertible notes to ECHIL. On the same day, Magnum 2 acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of ECHIL. On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly-owned subsidiary, GM Stem Cells.

On October 3, 2012, we completed the sale of US$50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are mature on October 3, 2017 and are convertible into ordinary shares at a conversion price of US$2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells.

In April 2017, GM Stem Cells converted all outstanding 7% senior convertible notes of US$115 million in aggregate principal amount into ordinary shares of the Company at a conversion price of US$2.838 per share. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company to GM Stem Cells.

Commercial Arrangement

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the period from April 1, 2017 to January 31, 2018, the Company purchased raw materials of RMB18.8 million from China Bright Group Co. Limited (“China Bright”), a subsidiary of Golden Meditech. Since February 1, 2018, Golden Meditech and China Bright were no longer related parties of the Company.

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

Consultancy services

During the period from April 1, 2017 to January 31, 2018, consultancy services were provided by Golden Meditech (S) Pte Ltd., a subsidiary of Golden Meditech, to the Company for an amount of RMB4.5 million. Since February 1, 2018, Golden Meditech (S) Pte Ltd. was no longer a related party of the Company.

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

Dividend policy

On June 26, 2018, the Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip dividend at the election of the shareholder. The dividend was paid on August 20, 2018 to shareholders of record as of July 30, 2018.  Cash dividends on our ordinary shares were paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$2.7 million.  Holders of 87,523,354 ordinary shares elected to receive the dividend in the form of ordinary shares of the Company. As a result of these elections, the Company issued a total of 726,333 ordinary shares.

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2020, our authorized share capital is US$25,100, consisting of 250,000,000 ordinary shares, par value US$0.0001 per share, and 1,000,000 preferred shares, par value US$0.0001 per share, and the issued share capital consists of 121,551,075 ordinary shares fully paid or credited as fully paid.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2020, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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

On July 21, 2005, People’s Bank of China adjusted the exchange rate of U.S. dollar to Renminbi from US$1 = RMB8.27 to US$1 = RMB8.11, and ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi is pegged to a basket of currencies, which components are subject to adjustment based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We had cash and cash equivalents denominated in U.S. dollars of approximately US$0.8 million as of March 31, 2020. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2020, we had cash and cash equivalents of RMB5,473.4 million (US$773.0 million). We do not maintain any credit facilities as of March 31, 2020. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2020, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2020 from RMB20.1 million (US$2.8 million) to RMB18.2 million (US$2.6 million).

Equity Price Risk

As of March 31, 2020, we had investment in equity securities at fair value of RMB101.3 million (US$14.3 million). Such investment in equity securities consist of our equity investment in Cordlife Singapore, which is a publicly traded company on the Singapore Exchange and an investment in industry specific fund. As of March 31, 2020, we owned 10.0% equity interest in Cordlife Singapore. Investments in Cordlife Singapore and the investment in industry specific fund are exposed to price fluctuations. For the year ended March 31, 2020, RMB13.2 million (US$1.9 million) decrease in fair value of our equity investments in Cordlife Singapore and other equity securities was recorded through net income as other expenses.

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

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                                    Use of Proceeds

In November 2009, we completed an offering of 3,305,786 ordinary shares at a public offering price of US$6.05 per ordinary share. In January 2010, the underwriters in the offering exercised their over-allotment option in full for an additional 495,867 ordinary shares at the offering price, resulting in an aggregate of 3,801,653 ordinary shares issued in the offering. We received net proceeds from this offering of approximately US$20.5 million, after deducting underwriting discounts. The principal purposes of this offering were to increase the liquidity of the public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for general corporate purposes and potential acquisitions. As of the date of this report, we have allocated a portion of the net proceeds of the offering for acquisition and investment purposes and the remaining proceeds on general corporate purposes.

On November 5, 2010, we completed a follow-on public offering of 7,000,000 ordinary shares at US$4.50 per share. Total gross proceeds of US$31.5 million raised are being used in building out our Zhejiang operation and for general working capital purposes.

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

On April 27, 2012, we completed the sale of US$65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of US$2.838 per share, to BCHIL. Also, on October 3, 2012, we completed the sale of US$50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of US$2.838 per share, to Golden Meditech. Total proceeds from both convertible notes of US$115 million raised are being used for capacity expansion, potential acquisition and general corporate purpose. In April 2017, GM Stem Cells converted all outstanding 7% senior convertible notes of US$115 million in aggregate principal amount into ordinary shares of the Company at a conversion price of US$2.838 per share. The conversion resulted in an issuance of 40,521,494 ordinary shares of the Company to GM Stem Cells.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2020. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2020. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of March 31, 2020.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2020.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Opinion on Internal Control Over Financial Reporting

We have audited Global Cord Blood Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the “consolidated financial statements”), and our report dated July 29, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

July 29, 2020

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the audit of our annual financial statements for the years ended March 31, 2018, 2019 and 2020 was KPMG Huazhen LLP. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2020		2019	2018
	US$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	940	6,656	6,320	6,503
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	940	6,656	6,320	6,503

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

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of US$15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of US$15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015, July 28, 2016, July 25, 2017, July 23, 2018, July 23, 2019 and July 29, 2020, the Board of Directors approved a new share repurchase program in the aggregate amount of US$20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016, July 28, 2017, July 25, 2018, July 23, 2019, July 23, 2020 and July 29, 2021 respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular number of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2020.

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

ITEM 18.              FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.              EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Certificate for Ordinary Shares (1)
2.2	Form of Senior Debt Securities Indenture (2)
2.3	Form of Subordinated Debt Securities Indenture (2)
2.4	Description of Securities
4.1	2009 Share Option Scheme (1)
4.2	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant (1)
4.3	Subscription Agreement between China Cord Blood Services Corporation and Cordlife (1)
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

4.26	2011 China Cord Blood Corporation Restricted Share Unit Scheme, as amended (11)
4.27	7% Senior Convertible Note issued to Magnum Opus International Holdings Limited due 2017 (12)
4.28	7% Senior Convertible Note issued to Cordlife Group Limited due 2017 (12)
4.29	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.30	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation (13)
4.31	Non-binding proposal letter from Golden Meditech Holdings Limited, dated April 27, 2015 (14)
4.32	Non-binding proposal letter from Cordlife Group Limited, dated June 4, 2019 (15)
8.1	List of subsidiaries (16)
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Huazhen LLP
15.2	Consent of Commerce & Finance Law Offices
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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

(15)                                Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on July 23, 2019.

(16)                Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on July 23, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CORD BLOOD CORPORATION

July 29, 2020	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Global Cord Blood Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Global Cord Blood Corporation and subsidiaries (the “Company”) as of March 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 29, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, as of April 1, 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and has changed its method of accounting for investments in equity securities due to the adoption of Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.  In addition, as of April 1, 2019, the Company has changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.

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

July 29, 2020

Global Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2019	2020	2020
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		4,997,861	5,473,373	772,988
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; March 31, 2020: RMB111,869 (US$15,799))	3	96,923	104,251	14,723
Inventories	4	27,612	43,758	6,180
Prepaid expenses and other receivables	5	25,532	44,785	6,325
Total current assets		5,147,928	5,666,167	800,216

Property, plant and equipment, net	6	545,340	522,679	73,817
Operating lease right-of-use assets	12	—	4,548	642
Non-current deposits	7	236,719	347,360	49,057
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; March 31, 2020: RMB71,421 (US$10,087))	3	104,857	160,031	22,600
Inventories	4	77,194	85,109	12,020
Intangible assets, net	8	97,444	92,823	13,109
Investment in equity securities at fair value	9	107,362	101,306	14,307
Other equity investment	10	189,129	189,129	26,710
Deferred tax assets	17(c)	44,981	50,701	7,160
Total assets		6,550,954	7,219,853	1,019,638

LIABILITIES

Current liabilities
Accounts payable		33,566	19,992	2,823
Accrued expenses and other payables	11	79,977	113,989	16,099
Operating lease liabilities	12	—	1,717	242
Deferred revenue	13	461,986	402,751	56,879
Income tax payable		20,113	32,329	4,566
Total current liabilities		595,642	570,778	80,609

Non-current deferred revenue	13	2,108,442	2,289,762	323,376
Non-current operating lease liabilities	12	—	1,782	252
Other non-current liabilities	11(i)	404,482	450,900	63,679
Deferred tax liabilities	17(c)	19,626	18,140	2,562
Total liabilities		3,128,192	3,331,362	470,478

Global Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

		March 31,
	Note	2019	2020	2020
		RMB	RMB	US$
EQUITY

Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 shares issued and 121,551,075 shares outstanding as of March 31, 2019 and 2020, respectively	15(a)	83	83	12
Additional paid-in capital		2,101,582	2,101,582	296,801
Treasury stock, at cost (March 31, 2019 and 2020: 136,899 shares, respectively)	15(c)	(2,815)	(2,815)	(398)
Accumulated other comprehensive losses		(88,738)	(94,663)	(13,369)
Retained earnings		1,407,223	1,877,940	265,215
Total equity attributable to Global Cord Blood Corporation		3,417,335	3,882,127	548,261

Non-controlling interests		5,427	6,364	899

Total equity		3,422,762	3,888,491	549,160

Commitments and contingencies	24	—	—	—

Total liabilities and equity		6,550,954	7,219,853	1,019,638

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Year ended March 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$

Revenues	16	936,768	986,754	1,221,460	172,503
Cost of revenues		(181,483)	(186,027)	(189,128)	(26,710)
Gross profit		755,285	800,727	1,032,332	145,793

Operating expenses
Research and development		(12,718)	(14,688)	(21,109)	(2,981)
Sales and marketing		(219,202)	(235,062)	(261,958)	(36,996)
General and administrative		(243,502)	(169,320)	(190,232)	(26,866)
Total operating expenses		(475,422)	(419,070)	(473,299)	(66,843)

Operating income		279,863	381,657	559,033	78,950

Other income/(expenses), net
Interest income		21,936	25,320	25,359	3,581
Interest expense		(3,257)	—	—	—
Foreign currency exchange gains/(losses)		133	(62)	(303)	(43)
Change in fair value of equity securities	9	—	(57,125)	(13,172)	(1,860)
Dividend income	9	634	976	507	72
Others		4,226	5,695	7,388	1,043
Total other income/(expenses), net		23,672	(25,196)	19,779	2,793

Income before income tax		303,535	356,461	578,812	81,743

Income tax expense	17(a)	(62,656)	(61,260)	(101,084)	(14,276)
Net income		240,879	295,201	477,728	67,467

Net income attributable to non-controlling interests		(3,781)	(4,077)	(7,011)	(990)
Net income attributable to Global Cord Blood Corporation’s shareholders		237,098	291,124	470,717	66,477

Earnings per share:	19
- Basic		2.10	2.40	3.87	0.55
- Diluted		1.99	2.40	3.87	0.55

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(49,630)	28,232	(5,925)	(837)
- Unrealized holding losses in available-for-sale equity securities
- Unrealized holding losses arising during the year	(29,619)	—	—	—
- Reclassification adjustment for loss included in net income	167	—	—	—
Total other comprehensive (losses)/income	(79,082)	28,232	(5,925)	(837)
Comprehensive income	161,797	323,433	471,803	66,630

Comprehensive income attributable to non-controlling interests	(3,781)	(4,077)	(7,011)	(990)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	158,016	319,356	464,792	65,640

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		Global Cord Blood Corporation shareholders
		Share capital		Additional	Treasury stock		Accumulated other		Non-
	Note	No. of shares	Amount	paid-in capital	No. of shares	Amount	comprehensive income/(losses)	Retained earning	controlling interests	Total equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2017		73,140,147	50	936,417	(136,899)	(2,815)	24,428	879,775	4,694	1,842,549
Net income		—	—	—	—	—	—	237,098	3,781	240,879
Other comprehensive losses		—	—	—	—	—	(79,082)	—	—	(79,082)
Share-based compensation	18	—	—	83,322	—	—	—	—	—	83,322
Issuance of shares upon conversion of convertible notes	15(a)	40,521,494	28	1,034,132	—	—	—	—	—	1,034,160
Vesting of restricted share units scheme	15(a)	7,300,000	5	(5)	—	—	—	—	—	—
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(3,086)	(3,086)
Balance as of March 31, 2018		120,961,641	83	2,053,866	(136,899)	(2,815)	(54,654)	1,116,873	5,389	3,118,742
Cumulative effect of adoption of ASU 2016-01	9	—	—	—	—	—	(62,316)	62,316	—	—
Balance as of April 1, 2018		120,961,641	83	2,053,866	(136,899)	(2,815)	(116,970)	1,179,189	5,389	3,118,742
Net income		—	—	—	—	—	—	291,124	4,077	295,201
Other comprehensive income		—	—	—	—	—	28,232	—	—	28,232
Dividend declared and ordinary shares issued to the Company’s shareholders	15(d)	726,333	—	47,716	—	—	—	(63,090)	—	(15,374)
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(4,039)	(4,039)
Balance as of March 31, 2019		121,687,974	83	2,101,582	(136,899)	(2,815)	(88,738)	1,407,223	5,427	3,422,762
Net income		—	—	—	—	—	—	470,717	7,011	477,728
Other comprehensive losses		—	—	—	—	—	(5,925)	—	—	(5,925)
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(6,074)	(6,074)
Balance as of March 31, 2020		121,687,974	83	2,101,582	(136,899)	(2,815)	(94,663)	1,877,940	6,364	3,888,491

Balance as of March 31, 2020 - US$			$12	$296,801		$(398)	$(13,369)	$265,215	$899	$549,160

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Operating activities:
Net income		240,879	295,201	477,728	67,467
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment		(828)	451	51	7
Depreciation of property, plant and equipment	6	45,969	47,744	44,828	6,331
Reduction in the carrying amount of right-of-use assets	12	—	—	2,335	330
Amortization of intangible assets	8	4,621	4,621	4,621	653
Deferred income taxes	17(a)	(9,935)	(14,688)	(7,206)	(1,017)
Provision for doubtful accounts	3(c)	31,716	38,214	24,395	3,445
Interest on convertible notes		1,023	—	—	—
Amortization of debt issuance costs		690	—	—	—
Share-based compensation	18	84,268	—	—	—
Change in fair value of equity securities	9	—	57,125	13,172	1,860
Loss on disposal of available-for-sale equity securities		167	—	—	—

Changes in operating assets and liabilities:
Accounts receivable		6,338	(30,367)	(86,897)	(12,273)
Inventories		286	(5,330)	(24,061)	(3,399)
Prepaid expenses and other receivables		(4,316)	(3,071)	(19,935)	(2,815)
Non-current deposits		9	—	—	—
Accounts payable		312	22,194	(13,574)	(1,917)
Accrued expenses and other payables		8,227	5,559	29,953	4,230
Operating lease liabilities		—	—	(2,259)	(319)
Deferred revenue		347,118	330,041	122,085	17,242
Amounts due to related parties		(4,679)	—	—	—
Income tax payable		6,024	2,706	12,216	1,725
Other non-current liabilities		60,873	41,718	46,552	6,574
Net cash provided by operating activities		818,762	792,118	624,004	88,124

Investing activities:
Purchase of property, plant and equipment		(67,066)	(30,689)	(24,240)	(3,423)
Proceeds from disposal of property, plant and equipment		372	479	1,195	170
Refund of deposits for purchase of property, plant and equipment		—	—	6,984	986
Proceeds from disposal of available-for-sale equity securities		217	—	—	—
Refund of non-current deposits	7	—	—	210,000	29,658
Payment of non-current deposits	7	—	—	(340,000)	(48,017)
Net cash used in investing activities		(66,477)	(30,210)	(146,061)	(20,626)

Financing activities:
Payment for dividends to shareholders	15(d)	—	(18,173)	—	—
Payment for dividends to holder of non-controlling interests		(2,015)	(3,019)	(4,039)	(570)
Net cash used in financing activities		(2,015)	(21,192)	(4,039)	(570)

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	(9,924)	6,535	1,608	227

Net increase in cash and cash equivalents	740,346	747,251	475,512	67,155

Cash and cash equivalents at beginning of year	3,510,264	4,250,610	4,997,861	705,833

Cash and cash equivalents at end of year	4,250,610	4,997,861	5,473,373	772,988

Non-cash investing activities:
Property, plant and equipment acquired by non-current deposits	—	10,783	4,884	690

Non-cash financing activity:
Payable for dividends to holder of non-controlling interests	—	4,039	6,074	858

Supplemental disclosures of cash flow information:
Cash paid for income taxes	66,567	73,242	96,074	13,567
Cash paid for interest	1,537	—	—	—

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities and basis of presentation

(a)                                 Principal activities

Global Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). The Group provides cord blood testing and processing services and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.  As of March 31, 2020, the Group has three operating cord blood banks, one in the Beijing municipality, one in the Guangdong province and one in the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange (the “NYSE”).

(b)                                 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2                                         Summary of significant accounting policies

(a)                                 Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly, has a controlling financial interest. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                 Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of stand-alone selling price for each performance obligation in contracts with customers that contain more than one performance obligation, the estimated number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, and the realizability of inventories and deferred tax assets.

(c)                                  Foreign currency transactions and translation

The reporting currency of the Company is Renminbi (“RMB”).

The functional currency of Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”), Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) and Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”) is RMB and the functional currency of the Company is United States dollars (“US$”). The functional currencies of subsidiaries of the Company outside the PRC are either US$ or Hong Kong dollars.

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2020 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.0808, being the spot exchange rate of U.S. dollars in effect on March 31, 2020 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2020 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP.

(d)                                 Cash and cash equivalents

Cash consists of cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of purchase and readily convertible into known amounts of cash. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2019 and 2020, cash and cash equivalents maintained in the PRC amounted to RMB4,951,352 and RMB5,435,526 (US$767,643), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2019		2020
	Original currency	RMB	Original currency	RMB

U.S. dollars	4,229	28,205	778	5,547
Australian dollars	4	17	4	15
Renminbi	4,951,377	4,951,377	5,435,559	5,435,559
Hong Kong dollars	19,431	16,614	32,905	30,088
Singapore dollars	333	1,648	435	2,164

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

For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value, at each reporting period, the Group makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Group considers include, but are not limited to, (i) the deterioration of earnings performance, credit rating, asset quality, or business prospects of the investee; (ii) a significant adverse change in the regulatory, economic, or technological environment of the investee; and (iii) a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value and if the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in other expenses equal to the difference between the carrying value and fair value.

Dividend income is recognized in other income when earned.

(f)                                    Accounts receivable

Accounts receivable represent amounts due from subscribers for cord blood processing and storage services, which are recognized in accordance with the Group’s revenue recognition policies (Note 2(l)). Installments receivable from subscribers which are due for repayment in over one year under the deferred payment option are classified as non-current accounts receivable. Accounts receivable are stated net of allowance for doubtful accounts.

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

(g)                                 Inventories

The Group collects, tests, freezes and stores donated umbilical cord blood for future transplantation or research purposes in return for a fee. Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories, stated at the lower of cost or net realizable value on a weighted-average basis, and recognized as cost of revenues when revenue is recognized. Cost comprises direct materials, direct labor and an allocation of production overheads. Inventories that are not expected to be realized within 12 months from the balance sheet date are classified as non-current assets. Consumables and supplies are included in inventories and classified as current assets.

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

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and is expensed to cost of revenues when revenue is recognized.

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

(j)                                    Leases

Prior to the adoption of ASU No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the balance sheet of the Company, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

Effective April 1, 2019, the Company adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after April 1, 2019, and has not recast the comparative periods presented in the consolidated financial statements. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right of use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial cost of revenues incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Company uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company’s option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the company recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms. In addition, the company has elected not to separate non-lease components (e.g. common area maintenance fees) from lease components.

(k)                                 Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2018, 2019 and 2020.

(l)                                    Revenue recognition

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

Prior to April 1, 2018, the Group recognized revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). The Agreement is a multiple-element arrangement, which includes (i) the processing of cord blood unit; and (ii) the storage of cord blood unit. The Group accounts for the arrangement under the ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In accordance with ASC 605-25, revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. The consideration received is allocated among the separate units of accounting based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. In an arrangement with multiple deliverables, the delivered product or service shall be considered a separate unit of accounting when the following criteria are met: (i) the delivered item or items have value to the customer on a standalone basis; and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Group. Based on evaluation of the criteria, the Group has determined that the cord blood processing services and cord blood storage services are separate units. The Group considers all reasonably available information to allocate the overall arrangement fee to cord blood processing and cord blood storage services based on their relative selling prices. The Group recognizes processing fee revenue upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period. Fees derived from the provision of donated cord blood for transplantation and research are recognized when the cord blood unit is delivered and the risk of loss is transferred to the recipient. The Group’s revenues are net of value-added tax collected on behalf of tax authorities at 6% on the invoiced amount in respect of the services rendered.

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

During the years ended March 31, 2018, 2019 and 2020, the Group offered its customers three payment options:

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

Under payment option (ii), it does not contain a financing component, because the difference between the promised consideration and the cash selling price of the service arises for non-finance reasons, and the difference between those amounts is proportional to the reasons for the difference.

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

(m)                              Research and development costs

Research and development costs are incurred for research activities conducted to enhance collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. They also include research expenses on the use of cord blood stem cells in different medical treatments. Research and development costs are expensed as incurred.

(n)                                 Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB37,424, RMB39,586 and RMB49,392 (US$6,975) for the years ended March 31, 2018, 2019 and 2020, respectively.

(o)                                 Employee benefits

Contributions to employee benefits (which are defined contribution plans) are charged to the consolidated statements of comprehensive income when the related employee service is provided. The Group does not have any defined benefit plans.

(p)                                 Debt issuance costs

Costs incurred by the Group that are directly attributable to the issuance of the convertible notes are deferred and charged to the consolidated statements of comprehensive income using an effective interest rate method from the date the convertible notes were issued to the earliest date the holders of the convertible notes can demand payment, which is five years.

(q)                                 Income taxes

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

A deferred tax liability is not recognized for the excess of the Group’s financial statements carrying amount over the tax base of its investment in a foreign subsidiary, due to the Company’s plan and intention to reinvest these foreign subsidiaries’ earnings indefinitely.

(r)                                   Commitments and contingencies

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

(s)                                   Earnings per share

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

(t)                                    Share-based compensation

The Group recognizes share-based payments as compensation cost and measures such cost based on the grant date fair value of the equity instrument issued. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

(u)                                 Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM regularly reviews financial information at the operating segment level in order to make decisions about resources to be allocated to the segments and to assess their performance. The Group has one operating segment, as defined by ASC Topic 280, Segment Reporting, which is processing and storage of cord blood units. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(v)                                  Fair value measurement

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

(w)             Recently issued accounting standards

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

In January 2016, the FASB issued ASU 2016-01 which amends certain aspects of recognition, measurement, presentation and disclosure of financial statements. ASU 2016-01 requires all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investees). ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. To further clarify ASU 2016-01, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”), in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017 and June 15, 2018, were not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption was permitted. For equity securities that are accounted for under the fair value method, the adoption of these amendments is by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Upon the adoption of this new standard on April 1, 2018, cumulative effect of change in fair value of equity securities of RMB62,316 was adjusted from accumulated other comprehensive losses to retained earnings. Decrease in fair value of equity securities of RMB57,125 and RMB13,172 (US$1,860) was recognized as other expenses through net income for the years ended March 31, 2019 and 2020, respectively.

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

In February 2016, the FASB issued Topic 842 which requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company adopted this standard on a modified retrospective basis and used the following practical expedients:

•                                the Company did not reassess if any expired or existing contracts are or contain leases; and

•                                the Company did not reassess the classification of any expired or existing leases.

The adoption of Topic 842 resulted in the recognition of the right-of-use assets and the lease liabilities for operating lease as of April 1, 2019 of RMB6,883 and RMB5,758, respectively. There was no cumulative effect to the retained earnings as of April 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company has adopted this standard since April 1, 2020 and the adoption of this standard did not have material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements of fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon the issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company has adopted this standard since April 1, 2020 and the adoption of this standard did not have material impact on its consolidated financial statements.

3                 Accounts receivable, net

(a)                                Accounts receivable consist of the following:

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Accounts receivable	366,214	447,572	63,209
Less: Allowance for doubtful accounts	(164,434)	(183,290)	(25,886)
Total accounts receivable, net	201,780	264,282	37,323

Representing:

Current portion:
- Processing fees	68,113	72,072	10,178
- Storage fees	27,465	30,907	4,365
- Others	1,345	1,272	180
	96,923	104,251	14,723
Non-current portion - Processing fees	104,857	160,031	22,600
Total accounts receivable, net	201,780	264,282	37,323

Non-current accounts receivable as of March 31, 2020 are due for payment as follows:

	March 31, 2020
	RMB	US$
Fiscal years ending March 31,
2022	35,809	5,057
2023	43,095	6,086
2024	37,366	5,277
2025	34,039	4,807
2026 and thereafter	96,143	13,578
	246,452	34,805
Less: Unearned interest	(15,000)	(2,118)
Total non-current accounts receivable	231,452	32,687

(b)                                 An aging analysis of accounts receivable based on due date is as follows:

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Not past due	219,216	285,136	40,269
Within one year past due	27,138	27,179	3,838
Between one to two years past due	30,255	20,645	2,916
Over two years past due	89,605	114,612	16,186
Total accounts receivable	366,214	447,572	63,209

(c)                                  An analysis of the allowance for doubtful accounts is as follows:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Balance at beginning of year	117,602	127,940	164,434	23,223
Charged to allowance for doubtful accounts	31,716	38,214	24,395	3,445
Write-off charged against the allowance for the year	(21,378)	(1,720)	(5,539)	(782)
Balance at end of year	127,940	164,434	183,290	25,886

4                                         Inventories

Inventories consist of the following:

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Current portion:
- Consumables and supplies	27,612	43,758	6,180

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	77,194	85,109	12,020
Total current and non-current inventories	104,806	128,867	18,200

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no write-down for inventories was made during the years ended March 31, 2018, 2019 and 2020.

The Group recognizes the revenue for one matched donated umbilical cord blood unit upon delivery of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2020, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 18 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2018, 2019 and 2020.

5                 Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Prepaid expenses	14,748	38,760	5,474
VAT tax receivables	4,411	856	121
Other receivables	6,373	5,169	730
Total prepaid expenses and other receivables	25,532	44,785	6,325

Other receivables mainly include advance payments to employees and prepayments.

6                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Buildings	600,733	604,112	85,318
Leasehold improvements	14,864	14,864	2,099
Machineries	196,123	208,377	29,429
Motor vehicles	19,246	19,088	2,695
Furniture, fixtures and equipment	53,631	55,722	7,869
Construction-in-progress	3,887	1,356	192
	888,484	903,519	127,602
Less: Accumulated depreciation	(343,144)	(380,840)	(53,785)
Total property, plant and equipment, net	545,340	522,679	73,817

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cost of revenues	30,055	30,848	28,980	4,093
Research and development	1,138	1,358	1,866	264
Sales and marketing	3,217	3,371	2,742	387
General and administrative	11,559	12,167	11,240	1,587
Total depreciation expense	45,969	47,744	44,828	6,331

7                 Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2019	2020	2020
		RMB	RMB	US$

Investment deposit	(i)	224,475	340,000	48,017
Deposit for purchase of machineries		12,244	7,360	1,040
Total non-current deposits		236,719	347,360	49,057

Note:

(i)                           During the year ended March 31, 2020, the Group entered into a Letter of Intent with a third party to potentially acquire non-controlling equity interests in a healthcare company with a refundable earnest money deposit of RMB340,000 (US$48,017). The Group previously entered into a Letter of Intent with a third party for a potential acquisition of the equity interests in a company in the healthcare industry with a refundable earnest money deposit of US$33,660. Due to the change in circumstances, the earnest money deposit of US$33,660 was refunded during the year ended March 31, 2020.

8                                         Intangible assets, net

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	19,578
Less: Accumulated amortization	(41,184)	(45,805)	(6,469)
Total intangible assets, net	97,444	92,823	13,109

Intangible assets represent the cord blood bank operating rights in the Guangdong and Zhejiang provinces, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$137) for the years ended March 31, 2018, 2019 and 2020, respectively. The operating right is subject to renewal and the next renewal is due in May 2021.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 17(c)), in accordance with the guidance in ASC Topic 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the operating right in the Zhejiang province is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$516) for the years ended March 31, 2018, 2019 and 2020, respectively. The operating right is subject to renewal and the next renewal is due in September 2022.

The Group determined that a thirty-year period as useful life of the cord blood bank operating rights to be appropriate, following the pattern in which the expected benefits of the asset will be consumed or otherwise used up. The Group’s renewal period with the provincial governmental authorities generally is every three (for cord blood banks in Guangdong and Zhejiang provinces) or nine (for cord blood bank in Beijing municipality) years. The Group has historically renewed cord blood bank operating rights without incurring any significant costs. There are no other legal or regulatory provisions that limit the useful life of the cord blood bank operating rights or that cause the cash flows and useful life of such cord blood bank operating rights to be constrained. In addition, the Group expects the effect of obsolescence, demand, competition, and other economic factors to be minimal.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2020 are:

	March 31, 2020
	RMB	US$
Fiscal years ending March 31,
2021	4,621	653
2022	4,621	653
2023	4,621	653
2024	4,621	653
2025	4,621	653
2026 and thereafter	69,718	9,844
Total amortization expenses	92,823	13,109

9                                                  Investment in equity securities at fair value

		March 31,
	Note	2019	2020	2020
		RMB	RMB	US$

Listed equity securities
Cordlife Group Limited
— listed on Singapore Exchange	(i)	49,270	40,653	5,741
Listed fund investment	(ii)	58,092	60,653	8,566
		107,362	101,306	14,307

Notes:

(i)                           As of March 31, 2019 and 2020, the Group held 25,516,666 ordinary shares in CGL, respectively. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh , Myanmar, Thailand and Vietnam), and is listed on the Singapore Exchange. As of March 31, 2019 and 2020, the Group’s equity interest in CGL was 10.1% and 10.0%, respectively.

(ii)                        As of March 31, 2019 and 2020, the Group held an investment in industry specific fund which are classified as equity securities measured at fair value since they have readily determinable fair value.

Upon the adoption of ASU 2016-01 on April 1, 2018, accumulated unrealized holding gains of equity securities of RMB62,316 was adjusted from accumulated other comprehensive losses to retained earnings.

As of March 31, 2019 and 2020, the cost basis of the investments in equity securities was RMB100,213 (US$14,153) and the aggregate fair value was RMB107,362 and RMB101,306 (US$14,307), respectively. Decrease in fair value of equity securities of RMB57,125 and RMB13,172 (US$1,860) for the years ended March 31, 2019 and 2020, respectively, was recognized as other expenses through net income.

Dividends received from CGL during the years ended March 31, 2018, 2019 and 2020 of RMB634, RMB976 and RMB507 (US$72), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

10                                           Other equity investment

	March 31,
	2019	2020	2020
	RMB	RMB	US$

Unlisted equity securities	189,129	189,129	26,710

As of March 31, 2019 and 2020, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, and the equity interests do not have a readily determinable fair value, the investment is stated at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu Stem Cells. The Group performed an impairment assessment based on Qilu Stem Cells’s operational performance, local demographic trend and the economic environment of the Shandong province and no impairment indicator was identified for the years ended March 31, 2019 and 2020, respectively.

No dividend income was received from Qilu Stem Cells during the years ended March 31, 2018, 2019 and 2020.

11                                  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	March 31,
	Note	2019	2020	2020
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	36,987	40,198	5,677
Other tax payables		2,663	921	130
Accrued salaries, bonus and welfare expenses		17,926	30,436	4,298
Accrued consultancy and professional fees		3,945	21,475	3,033
Payable for property, plant and equipment		1,198	2,423	342
Other payables	(ii)	17,258	18,536	2,619
Total accrued expenses and other payables		79,977	113,989	16,099

Notes:

(i)                           The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage fees includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and other non-current liabilities (collected and payable over one year) and is not recognized as revenue.

(ii)                        Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage, dividends payable to holder of non-controlling interests and other procurement payables.

12                                           Operating leases

As of March 31, 2020, the Company has two operating leases for office with remaining terms expiring from 2020 through 2022 and a weighted average remaining lease term of 2.7 years. The Company has fair value renewal options for one of the Company’s existing leases, none of which are considered reasonably certain of being exercised or included in the minimum lease term. Weighted average discount rates used in the calculation of the lease liability is 4.75%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rental expense for the year ended March 31, 2020 was RMB3,399 (US$480). There was no variable lease costs or sublease income for leased assets for the year ended March 31, 2020.

The impact of Topic 842 on the March 31, 2020 consolidated balance sheet was as follows:

	March 31, 2020
	RMB	US$

Operating lease right-of-use assets	4,548	642

Operating lease liabilities	1,717	242
Non-current operating lease liabilities	1,782	252
Total lease liabilities	3,499	494

Supplemental cash flow information related to leases was as follows:

	March 31, 2020
	RMB	US$

Cash paid for amounts included in the measurement of lease liabilities:	2,512	355
Operating cash flows
Right of use assets obtained in exchange for lease obligations	—	—

The maturity analysis of operating leases liabilities as of March 31, 2020 is as follows:

	March 31, 2020
	RMB	US$
Fiscal years ending March 31,
2021	1,860	263
2022	1,700	240
2023	149	21
Total future undiscounted cash flow	3,709	524
Less: Discount factor	(210)	(30)
Lease liabilities	3,499	494

Representing:
Current portion	1,717	242
Non-current portion	1,782	252
Lease liabilities	3,499	494

As previously disclosed in the consolidated financial statements for the year ended March 31, 2019 and under the previous lease standard (Topic 840), future minimum annual lease payments for the years subsequent to March 31, 2019 and in aggregate were as follows:

March 31,
2019
RMB

Fiscal years ending March 31,
2020	2,196
2021	1,832
2022	1,500
Lease liabilities	5,528

Rental expense for the years ended March 31, 2018 and 2019 were RMB3,483 and RMB3,265, respectively.

13                                           Deferred revenue

(a)                                 Deferred revenue consists of the following:

		March 31,
	Note	2019	2020	2020
		RMB	RMB	US$

Payments made by customers prior to completion of cord blood processing services	(i)	185,752	99,506	14,052
Unearned storage fees	(b)	2,384,676	2,593,007	366,203
Total current and non-current deferred revenue	(ii)	2,570,428	2,692,513	380,255

Representing:
Current portion		461,986	402,751	56,879
Non-current portion		2,108,442	2,289,762	323,376
Total current and non-current deferred revenue		2,570,428	2,692,513	380,255

Note:

(i)                           The balance of payments made by customers prior to completion of cord blood processing services represented payments received from customers during the year upon the signing of the Agreement but before the performance obligation for processing services is satisfied and before the commencement of storage. Of the balance of RMB185,752 as of March 31, 2019, RMB99,759 (US$14,088) was recognized as revenues for the year ended March 31, 2020 and RMB85,993 (US$12,145) from prior year’s balance was reclassified as unearned storage fees which was included in the increase in unearned storage fees during the year in the analysis disclosed in Note 13(b).

(ii)                        Of the total balances of current and non-current deferred revenue, the Group expects to recognize RMB368,872 (US$52,095) in fiscal year 2021, RMB191,090 (US$26,987) in fiscal year 2022, RMB191,138 (US$26,994) in fiscal year 2023, and RMB1,941,413 (US$274,179) in the fiscal year 2024 and thereafter, upon the completion of the Group’s performance obligations on related processing and storage services.

(b)                                 An analysis of unearned storage fees is as follows:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Balance at beginning of year	1,763,389	2,112,195	2,384,676	336,781
Deferred revenue arose during the year	674,015	658,262	660,001	93,210
Credited to income
- From prior year’s balance	(193,810)	(238,181)	(276,234)	(39,012)
- From deferred revenue arose during the year	(131,399)	(147,600)	(175,436)	(24,776)
Balance at end of year	2,112,195	2,384,676	2,593,007	366,203

14              Convertible notes, net

As of March 31, 2017, Golden Meditech Stem Cells (BVI) Company Limited (“GMSC”), a wholly owned subsidiary of Golden Meditech Holdings Limited (“GMHL”) which was a major shareholder of the Company at that time, held US$115,000 in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes (the “Notes”). The Notes were convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share. The Notes were senior unsecured obligations, in which RMB65,000 of the Notes was mature on April 27, 2017 and RMB50,000 of the Notes was mature on October 3, 2017, and were not redeemable prior to their maturity at the Company’s option. The Notes were convertible at any time in whole or in part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company was obligated to pay a redemption amount on the unconverted portion of the Notes that would be calculated to provide a 12% Internal Rate of Return (“IRR”).

In April 2017, GMSC exercised the conversion of Notes of US$115,000 in aggregate principal amount at a conversion price of US$2.838 per share, which resulted in the issuance of 40,521,494 ordinary shares of the Company. Subsequent to such conversion, the Company has no outstanding convertible notes.

The Company accrued interest on the Notes based on the guaranteed 12% IRR per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes was recorded in convertible notes in the consolidated balance sheets. Debt issuance costs in connection with the issuance of convertible notes were amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

Interest relating to the Notes was recognized as follows:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Interest incurred	2,567	—	—	—
Amortization of debt issuance costs	690	—	—	—
Total interest expense	3,257	—	—	—

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

During the year ended March 31, 2019, the Company issued 726,333 ordinary shares as scrip dividend (Note 15(d)). As a result, the Company’s issued and outstanding shares increased to 121,687,974 and 121,551,075 as of March 31, 2019 and 2020.

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

Aggregated transfers of RMB16,326, RMB15,841 and RMB20,068 (US$2,834) have been made to the statutory surplus reserve by Beijing Jiachenhong and Zhejiang Lukou for the years ended March 31, 2018, 2019 and 2020, respectively. Accumulated statutory surplus reserve as of March 31, 2019 and 2020 amounted to RMB159,982 and RMB180,050 (US$25,428), respectively.

(c)              Share repurchase program

During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL. As of March 31, 2019 and 2020, the remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 23, 2019 and July 29, 2020, the Board of Directors approved a new share repurchase program in the aggregate amount of $20,000 for 12 months until July 23, 2020 and July 29, 2021. During the years ended March 31, 2019 and 2020, the Company did not repurchase any of its shares under the new share repurchase programs.

(d)                                 Dividend declared

On June 26, 2018, the Company’s Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip at the election of the shareholders. As a result of the election of the shareholders, the Company issued a total of 726,333 ordinary shares and paid a cash dividend of RMB18,173 during the year ended March 31, 2019.

16                                  Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cord blood processing fees	604,502	592,123	759,493	107,261
Cord blood storage fees	325,209	385,781	451,670	63,788
Fees derived from the provision of donated cord blood for transplantation and research and others	7,057	8,850	10,297	1,454
Total revenues	936,768	986,754	1,221,460	172,503

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2018, 2019 and 2020. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2018, Beijing Jiachenhong received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019. Beijing Jiachenhong is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2020 to December 31, 2022.

In March 2017, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2016 to December 31, 2018. In February 2020, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2019 to December 31, 2021.

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

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. The Company has not provided for income taxes on such accumulated earnings of its PRC subsidiaries as of March 31, 2020 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2020, such undistributed earnings that may be subject to the withholding tax amounted to RMB2,845,502 (US$401,862) and the related unrecognized deferred tax liability was RMB284,550 (US$40,186).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

The PRC	435,576	447,195	668,552	94,418
Non-PRC
- Hong Kong	(45)	(65)	(43)	(6)
- British Virgin Islands	(56)	(56,616)	(13,313)	(1,881)
- Cayman Islands	(131,940)	(34,053)	(76,384)	(10,788)
Income before income tax expense	303,535	356,461	578,812	81,743

(a)              Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Current tax expense	72,591	75,948	108,290	15,293
Deferred tax expense	(9,935)	(14,688)	(7,206)	(1,017)
Total income tax expense	62,656	61,260	101,084	14,276

(b)              Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

		Year ended March 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$

Income before income tax expense		303,535	356,461	578,812	81,743

Computed “expected” tax expense		75,884	89,115	144,703	20,436
Non-PRC entities not subject to income tax
- Hong Kong		11	16	11	2
- British Virgin Islands		14	14,154	3,328	470
- Cayman Islands		32,985	8,513	19,096	2,696
PRC dividend withholding tax	(i)	—	—	4,500	636
Preferential tax rates	(ii)	(49,093)	(51,428)	(70,580)	(9,968)
Others		2,855	890	26	4
Actual income tax expense		62,656	61,260	101,084	14,276

Note:

(i)                           During the year ended March 31, 2020, PRC withholding tax of RMB4.5 million ($0.6 million) was levied on dividends distributed by the Company’s PRC subsidiary to its holding company outside the PRC.

(ii)                        Impact of preferential tax rates for both basic and diluted per share is RMB0.43, RMB0.42 and RMB0.58 (US$0.08) for the years ended March 31, 2018, 2019 and 2020, respectively.

(c)              Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	32,929	39,573	5,588
Non-current accounts receivable	12,879	11,519	1,627
Inventories	7,834	8,431	1,191
Others	1,858	1,786	251
Deferred tax assets	55,500	61,309	8,657

Deferred tax liabilities:
Deferred revenue	(48)	(38)	(5)
Property, plant and equipment	(5,736)	(5,504)	(777)
Intangible assets	(24,361)	(23,206)	(3,277)
Deferred tax liabilities	(30,145)	(28,748)	(4,059)

Net deferred tax assets	25,355	32,561	4,598

Classification on consolidated balance sheets:
Deferred tax assets	44,981	50,701	7,160
Deferred tax liabilities	(19,626)	(18,140)	(2,562)
Net deferred tax assets	25,355	32,561	4,598

For the years ended March 31, 2018, 2019 and 2020, the Group did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$14). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2015 to 2019 are open to examination by the PRC state and local tax authorities.

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

During the year ended March 31, 2018, all 7,300,000 RSUs outstanding were fully vested. As of March 31, 2019 and 2020, no RSUs were issued and outstanding.

Share-based compensation expense recognized for RSUs is allocated to the following expense items:

	Year ended March 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cost of revenues	1,920	—	—	—
Sales and marketing	(1,534)	—	—	—
General and administrative	83,882	—	—	—
Total share-based compensation expense	84,268	—	—	—

19                                  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2018, 2019 and 2020:

		Year ended March 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		237,098	291,124	470,717	66,477

Denominator:
Weighted average ordinary shares outstanding for basic net income per share		112,938,635	121,270,491	121,551,075	121,551,075
Dilutive effect of RSUs	(i)	6,390,797	—	—	—
Dilutive effect of scrip dividend	(ii)	—	151,091	—	—
Weighted average ordinary shares outstanding for diluted net income per share		119,329,432	121,421,582	121,551,075	121,551,075

Earnings per share
- Basic		2.10	2.40	3.87	0.55
- Diluted	(iii)	1.99	2.40	3.87	0.55

Notes:

(i)                           During the year ended March 31, 2018, potential dilutive ordinary shares included 6,390,797 weighted average incremental shares of the RSUs applying the treasury stock method.

(ii)                        During the year ended March 31, 2019, included in the diluted earnings per share computation was the potential dilutive ordinary shares of 151,091 represented shares issuable as scrip dividend.

(iii)                     During the year ended March 31, 2018, the Company had potentially dilutive ordinary shares of 40,521,494 representing shares issuable upon conversion of the outstanding convertible notes (see Note 14). Such potentially dilutive ordinary shares were excluded from diluted earnings per share computation because their effects would have been anti-dilutive.

20                                  Related party transactions

For the years presented, the principal related party transactions are summarized as follows:

		Year ended March 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$

Purchase of raw materials	(i)	18,759	—	—	—
Purchase of raw materials and machineries	(ii)	19,419	—	—	—
Consultancy expenses	(iii)	4,481	—	—	—
Interest expenses	14	2,567	—	—	—

Notes:

(i)                           During the period from April 1, 2017 to January 31, 2018, the Group purchased raw materials from China Bright Group Co. Limited (“China Bright”), a subsidiary of GMHL, of RMB18,759. Since February 1, 2018, China Bright was no longer a related party of the Group.

(ii)                        During the period from April 1, 2017 to January 31, 2018, the Group purchased raw materials and machineries from Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), a subsidiary of GMHL, of RMB19,419. Since February 1, 2018, Beijing Jingjing was no longer a related party of the Group.

(iii)                     During the period from April 1, 2017 to January 31, 2018, consultancy services were provided by Golden Meditech (S) Pte Ltd. (“GM(S)”), a subsidiary of GMHL, to the Group for an amount of RMB4,481. Since February 1, 2018, GM(S) was no longer a related party of the Group.

21                                  Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB30,518, RMB38,231 and RMB40,378 (US$5,702) for the years ended March 31, 2018, 2019 and 2020 respectively, were charged to expense in the consolidated statements of comprehensive income.

For the years ended March 31, 2018, 2019 and 2020, 57%, 63% and 61% of costs of employee benefits were recorded in sales and marketing expenses respectively, with the remaining portion of the contributions recorded in general and administrative expenses, cost of revenues and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

22                                  Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment in equity securities - based on quoted market prices on the last trading value as of March 31, 2019 and 2020. Such investments are classified as Level 1 in the hierarchy.

Short-term financial instruments (including cash and cash equivalents, accounts receivable, prepaid expenses and other receivables, accounts payable, accrued expenses and other payables) - cost approximates their respective fair values due to their short-term nature.

Non-current accounts receivable - The carrying amounts of non-current accounts receivable approximate their fair value. The fair value is estimated using discounted cash flow analysis based on the customers’ incremental borrowing rates for similar borrowing.

23                                  Business and credit concentrations

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

All of the Group’s customers are located in the PRC. Revenues from and accounts receivable due from customers are individually immaterial. The Group derives a substantial portion of net revenues from the entities in the Beijing municipality, Guangdong and Zhejiang provinces. Revenues derived from the subsidiary in the Beijing municipality accounted for 23.7%, 23.8% and 21.2% of revenues for the years ended March 31, 2018, 2019 and 2020, respectively. Revenues derived from the subsidiary in the Guangdong province accounted for 62.0%, 61.0% and 62.9% of revenues for the years ended March 31, 2018, 2019 and 2020, respectively. Revenues derived from the subsidiary in the Zhejiang province accounted for 14.3%, 15.2% and 15.9% of revenues for the years ended March 31, 2018, 2019 and 2020, respectively. As a result of this geographic concentration, the results of operations are significantly affected by economic conditions in the Beijing municipality, Guangdong and Zhejiang provinces. Furthermore, any change in number of newborns in the Beijing municipality, Guangdong and Zhejiang provinces could significantly impact our operations. Deterioration in economic conditions in these markets could decrease the demand for our business, which in turn could negatively impact our operations and business prospects.

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

		Year ended March 31,
Suppliers	Note	2018		2019		2020
		RMB	%	RMB	%	RMB	US$	%

Beijing Jingjing Jiahong Medical Equipment Co., Ltd.	(i)	—	—	—	—	29,960	4,231	32
Beijing Jingjing Medical Equipment Co., Ltd.	(ii)	—	—	23,741	30	—	—	—
China Bright Group Co. Limited	(iii)	18,759	24	—	—	12,811	1,809	14
Hangzhou Baitong Biological Technology Co., Ltd.	(iv)	7,670	10	—	—	—	—	—
Beijing Chengmao Xingye Technology Development Co., Ltd.	(v)	7,711	10	—	—	—	—	—
Total		34,140	44	23,741	30	42,771	6,040	46

The following is individual accounts payable due to major suppliers that exceeded 10% of outstanding accounts payable balance in respective years:

		March 31,
	Note	2019		2020
		RMB	%	RMB	US$	%

Beijing Jingjing Medical Equipment Co., Ltd.	(vi)	10,715	32	—	—	—

Notes:

(i)                           The purchases from Beijing Jingjing Jiahong Medical Equipment Co., Ltd. were less than 10% of gross purchases for the years ended March 31, 2018 and 2019.

(ii)                        The purchases from Beijing Jingjing were less than 10% of gross purchases for the years ended March 31, 2018 and 2020.

(iii)                     The purchases from China Bright Group Co. Limited were less than 10% of gross purchases for the year ended March 31, 2019.

(iv)                    The purchases from Hangzhou Baitong Biological Technology Co., Ltd were less than 10% of gross purchases for the years ended March 31, 2019 and 2020.

(v)                       The purchases from Beijing Chengmao Xingye Technology Development Co., Ltd. were less than 10% of gross purchases for the years ended March 31, 2019 and 2020.

(vi)                    None of the individual accounts payable due to major suppliers exceeded 10% of outstanding accounts payable balance as of March 31, 2020.

24                                  Commitments and contingencies

Contractual commitments — Cooperation agreements

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”), with an annual fee of RMB2,600. Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was renewed to RMB3,000 (US$424) effective from September 2017. The renewed agreement has a term of four years commencing in September 2017.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years, with an annual fee of RMB2,000. Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was renewed to RMB3,200 (US$452) effective from October 2013.

As of March 31, 2020, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2020
	RMB	US$
Fiscal years ending March 31,
2021	6,200	876
2022	4,450	628
2023	3,200	452
2024	3,200	452
2025	3,200	452
2026 and thereafter	14,667	2,071
Total payments	34,917	4,931

25                                  2019 novel coronavirus (“COVID-19”) pandemic outbreak

On December 31, 2019, the Wuhan Municipal Health Commission first reported the appearance of COVID-19 in the city. Since then, COVID-19 has spread to other regions of China, including in our primary markets of Beijing, Guangdong, and Zhejiang. The efforts enacted to control COVID-19 have placed heavy pressure on the Company’s marketing, promotional and sales activities and had adverse impact on its marketing efforts and access to potential clients. The negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. While not yet quantifiable, the Company expects this situation will have a material adverse impact on the operating results in the year ending March 31, 2021.