Form 20-F
period 2021-03-31
Global Cord Blood Corp
filed 2021-07-29
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-34541

Global Cord Blood Corporation
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Address of principal executive offices)

Albert Chen +852 3605 8180 albert.chen@globalcordbloodcorp.com 48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	CO	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On March 31, 2021, the issuer had 121,551,075 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻
Emerging growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

_______________________________________________

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

☒ Yes ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

i

CERTAIN INFORMATION

●	Except where the context requires otherwise and for purposes of this report only:

●	“BCHIL” refers to Brilliant China Healthcare Investment Limited, formerly known as KKR China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands affiliated with KKR China Growth Fund L.P., a China-focused fund managed by Kohlberg Kravis Roberts & Co. L.P., a global investment firm publicly traded on the New York Stock Exchange;

●	“CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of GCBC;

●	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;

●	“Cordlife” refers to Cordlife Limited before its restructuring on June 30, 2011. Cordlife was a company with limited liability listed on the Australian Securities Exchange. It was principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;

●	“Cordlife HK” refers to Cordlife (Hong Kong) Limited, a private company and a subsidiary of Cordlife Group Limited. It is principally engaged in cord blood banking services in Hong Kong;

●	“Cordlife Services” refers to Life Corporation Services (S) Pte. Ltd (formerly named as Cordlife Services (S) Pte. Ltd), a company with limited liability incorporated in Singapore, and a wholly owned subsidiary of LFC;

●	“Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam);

●	“CSC East” refers to China Stem Cells (East) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

●	“CSC Holdings” refers to China Stem Cells Holdings Limited, a company with limited liability incorporated in the Cayman Islands;

●	“CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

●	“DOH” refers to the Local Department of Health of the People’s Republic of China. The DOH and Local Population and Family Planning Commission of the People’s Republic of China have been reorganized as Local Health and Family Planning Commission of the People’s Republic of China since March 2013;

●	“Favorable Fort” refers to Favorable Fort Limited, a company with limited liability incorporated in Hong Kong;

●	“GCBC”, “we”, “us”, the “Company”, “our company”, or “our”, refers to Global Cord Blood Corporation (formerly named China Cord Blood Corporation or “CCBC”), a company with limited liability registered by way of continuation in the Cayman Islands. The change of name of the Company from “China Cord Blood Corporation” to “Global Cord Blood Corporation” was approved by shareholders at an extraordinary general meeting of the Company and the Company’s ordinary shares commenced trading under the new name on the NYSE with effect on March 22, 2018 with the same ticker symbol “CO”;

●	“GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;

●	“Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange during the period from December 28, 2001 to October 20, 2020;

●	“Group” refers to Global Cord Blood Corporation and its subsidiaries;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of China;

●	“Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

●	“LFC” refers to Life Corporation Limited (formerly named as Cordlife Limited) after the restructuring of Cordlife Limited on June 30, 2011. LFC is a company with limited liability listed on the Australian Securities Exchange during the period from June 18, 2004 to January 24, 2018. Before June 2013, it was principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines which were subsequently disposed of to Cordlife Group Limited. Starting from December 2013, its principal business changed to the provision of funeral and related services;

●	“LHFPC” refers to Local Health and Family Planning Commission of the People’s Republic of China. LHFPC has been reorganized as Local Health Commission of the People’s Republic of China since March 2018;

●	“LHC” refers to Local Health Commission of the People’s Republic of China;

●	“Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our non-wholly owned subsidiary incorporated in the PRC with limited liability;

●	“Magnum Trustee” refers to Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust which is a discretionary trust established under the laws of Hong Kong;

●	“MOH” refers to the Ministry of Health of the People’s Republic of China. The MOH and National Population and Family Planning Commission of the People’s Republic of China had been reorganized as National Health and Family Planning Commission of the People’s Republic of China since March 2013;

●	“Nanjing Ying Peng” refers to Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership), a limited partnership incorporated in the PRC;

●	“NHFPC” refers to National Health and Family Planning Commission of the People’s Republic of China. NHFPC has been reorganized as National Health Commission of the People’s Republic of China since March 2018;

●	“NHC” refers to National Health Commission of the People’s Republic of China;

●	“Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

●	“NYSE” refers to the New York Stock Exchange;

●	“provinces” of China refers to the twenty-two provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

●	“Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co., Ltd., a company incorporated in the PRC with limited liability;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our businesses and operations in Beijing municipality, Guangdong province and Zhejiang province.

The financial statements included in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2021, the noon buying rate was RMB6.5518 to US$1.00.

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected market growth for cord blood banking services in China;

●	our ability to grow our business;

●	market acceptance of cord blood banking in general and our services in particular;

●	our ability to expand our operations;

●	our ability to stay abreast of market trends and technological changes;

●	changes in PRC governmental policies and regulations relating to industry;

●	fluctuations in general economic and business conditions in China;

●	the effects of the 2019 novel coronavirus (“COVID-19”) pandemic; and

●	the non-binding proposal letter from Alternate Ocean Investment Company Limited (“Alternate Ocean”) and the potential transaction contemplated by such letter.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data, other than selected operating data, have been derived from (i) our audited consolidated financial statements as of March 31, 2020 and 2021 and for the years ended March 31, 2019, 2020 and 2021, which are included elsewhere in this report; and (ii) our audited consolidated financial statements as of March 31, 2017, 2018 and 2019 and for the years ended March 31, 2017 and 2018 which are not included in this report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Key Information — Risk Factors” included elsewhere in this report. The selected consolidated financial data as of March 31, 2020 and 2021 and for the years ended March 31, 2019, 2020 and 2021 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects — Our Financial Condition and Results of Operations” included elsewhere in this report.

	For the year ended March 31,
	2021		2020	2019	2018	2017
	US$	RMB	RMB	RMB	RMB	RMB

	(in thousands except per share and operating data)
Selected statements of comprehensive income data:
Revenues	176,995	1,159,639	1,221,460	986,754	936,768	759,978
Gross profit	149,682	980,692	1,032,332	800,727	755,285	617,338
Operating income (1)	83,162	544,870	559,033	381,657	279,863	264,865
Net income (1)(2)	78,788	516,205	477,728	295,201	240,879	128,689
Net income per ordinary share, basic	0.64	4.18	3.87	2.40	2.10	1.59
Net income per ordinary share, diluted	0.64	4.18	3.87	2.40	1.99	1.59
Selected operating data:
New subscriber sign-ups (3)(4)	72,045	72,045	84,241	89,366	91,789	74,952
New donations accepted (3)(4)	4,976	4,976	5,338	5,633	4,204	3,825
Subscription service contract terminated due to remote recoverability (4)	3,702	3,702	1,420	711	5,211	4,180
Total units stored (end of year) (3)(5)	983,575	983,575	907,154	817,575	722,576	626,583
Units deposited by subscribers (end of year) (3)(4)(5)	901,437	901,437	833,094	750,273	661,618	575,040
Units contributed by donors (end of year) (3)(4)	82,138	82,138	74,060	67,302	60,958	51,543

(1)	Includes share-based compensation expenses which are allocated to the following expense items:

	For the year ended March 31,
	2021		2020	2019	2018	2017
	US$	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Cost of revenues	—	—	—	—	1,920	1,565
Sales and marketing	—	—	—	—	(1,534)	17,408
General and administrative	—	—	—	—	83,882	43,268
Total (a)	—	—	—	—	84,268	62,241
(a)	During the year ended March 31, 2015, a total of 7,300,000 restricted share units (“RSUs”) were issued to certain executives, directors and key employees under the Company’s restricted share unit scheme (the “Incentive Plan”), subject to certain performance conditions. During the years ended March 31, 2016 and 2017, none of the RSUs granted was vested or forfeited and there were 7,300,000 non-vested RSUs outstanding as of March 31, 2017. During the year ended March 31, 2018, a reversal of RMB1.5 million was recorded in sales and marketing expenses which was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees, partially offset by additional expenses charged on the RSUs granted during the first quarter of fiscal year 2018 and upon the full vesting of all outstanding RSUs during the year ended March 31, 2018. As of March 31, 2019, 2020 and 2021, no RSUs were issued and outstanding.

(2)	Includes:

	For the year ended March 31,
	2021		2020	2019	2018	2017
	US$	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Income tax expense (a)(b)(c)(d)(e)	14,431	94,546	101,084	61,260	62,656	37,622
(a)	Jiachenhong’s High and New Technology Enterprise (“HNTE”) certificate was dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2021 and the renewed HNTE certificate was dated December 2, 2020 with a validity of 3 years. Such status is valid retroactively as of January 1, 2020 and will expire on December 31, 2022, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

(b)	Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in February 2020 and the renewed HNTE certificate was dated December 2, 2019 with a validity of 3 years. Such status is valid retroactively as of January 1, 2019 and will expire on December 31, 2021, and Nuoya is subject to a reduced tax rate of 15% during such period.

(c)	Lukou’s HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and expired on December 31, 2020. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2021 to December 31, 2023.

(d)	Total impact of preferential tax rates was RMB51.4 million, RMB70.6 million and RMB68.0 million (US$10.4 million) for the years ended March 31, 2019, 2020 and 2021, respectively. Impact of preferential tax rates for both basic and diluted per share is RMB0.42, RMB0.58 and RMB0.56 (US$0.09) for the years ended March 31, 2019, 2020 and 2021, respectively.

(e)	During the year ended March 31, 2016, we have provided RMB5.2 million for income taxes based on the expected earnings of our PRC subsidiaries to be distributed in the foreseeable future. As of March 31, 2016, the total accumulated provision for income taxes amounted to RMB14.3 million. During the year ended March 31, 2017, a reversal of such provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. During the year ended March 31, 2020 and 2021, PRC withholding tax of RMB4.5 million and RMB2.0 million (US$0.3 million) were levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC.

Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred tax liabilities on the undistributed earnings of the PRC subsidiaries as of March 31, 2021.

(3)	“Total units stored”, “Units deposited by subscribers” and “Units contributed by donors” as of year-end and “New subscriber sign-ups” and “New donations accepted” during each year take into account the withdrawal of units used. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

(4)	During the year ended March 31, 2021, 72,045 new subscribers were recruited and 4,976 new donations were accepted. During the year ended March 31, 2021, the Company determined the recoverability of 3,702 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts.Out of these prior private cord blood units, 3,102 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the units deposited by subscribers and units contributed by donors were 901,437 and 82,138, respectively, as of March 31, 2021.

(5)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees. Please refer to “Information on the Company — Business Overview — Our Cord Blood Banking Services”.

	For the year ended March 31,
	2021		2020	2019	2018	2017
	US$	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Selected statements of cash flows data:
Net cash provided by operating activities	96,266	630,710	624,004	792,118	818,762	637,632
Net cash used in investing activities	(3,069)	(20,107)	(146,061)	(30,210)	(66,477)	(90,575)
Net cash used in financing activities	(927)	(6,074)	(4,039)	(21,192)	(2,015)	(60,000)
Effect of foreign currency exchange rate change on cash and cash equivalents	(321)	(2,104)	1,608	6,535	(9,924)	14,785

	As of March 31,
	2021		2020	2019	2018	2017
	US$	RMB	RMB	RMB	RMB	RMB

	(in thousands except share data)
Selected balance sheets data:
Cash and cash equivalents	927,349	6,075,798	5,473,373	4,997,861	4,250,610	3,510,264
Working capital (1)	865,667	5,671,672	5,095,389	4,552,286	3,940,247	2,224,180
Total assets	1,206,741	7,906,329	7,219,853	6,550,954	5,844,435	5,182,912
Deferred revenue	433,815	2,842,265	2,692,513	2,570,428	2,240,387	1,893,269
Ordinary shares	13	83	83	83	83	50
Retained earnings	364,203	2,386,187	1,877,940	1,407,223	1,116,873	879,775
Total equity attributable to Global Cord Blood Corporation	668,802	4,381,858	3,882,127	3,417,335	3,113,353	1,837,855
Total shares outstanding (2)	121,551,075	121,551,075	121,551,075	121,551,075	120,824,742	73,003,248
(1)	Working capital is calculated as total current assets minus total current liabilities.

(2)	Total shares outstanding as of March 31, 2017 do not include 7,080,000 shares (corresponding to 7,080,000 RSUs) which were issued to Magnum Trustee to hold such shares on behalf of the beneficiaries of the Incentive Plan as a class. Magnum Trustee is the trustee of The Magnum Opus International Trust, a trust sponsored and funded by the Company.

In April 2017, all the outstanding 7% senior convertible notes of US$115 million in aggregate principal amount were converted into ordinary shares of the Company at a conversion price of US$2.838 and resulted in an issuance of 40,521,494 ordinary shares of the Company. During the year ended March 31, 2018, 7,300,000 outstanding RSUs were fully vested and resulted in an increase of 7,300,000 ordinary shares outstanding and total ordinary shares outstanding as of March 31, 2018 were 120,824,742. During the year ended March 31, 2019, the Company issued a total of 726,333 ordinary shares as scrip dividend. As a result, total ordinary shares outstanding as of March 31, 2019 increased to 121,551,075. During the year ended March 31, 2020 and 2021, no additional ordinary share was issued and the total ordinary shares outstanding as of March 31, 2021 remained at 121,551,075.

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

Summary of Risk Factors

Risks relating to our business include issues arising from the following matters and related adverse developments:

●	ongoing impact of COVID-19;
●	regulatory changes affecting the cord blood banking industry in China, including but not limited to “one license per region” policy, Biosecurity Law, Antitrust Law, provision of fee-based commercial cord blood banking services, laws in relation to foreign investment and other additional licensing requirements;
●	adoption of China’s three-child policy;
●	fee-paying business being replaced in whole or in part by cord blood unit donations;
●	geographical concentration risk in Beijing, Guangdong, Zhejiang and Shandong;
●	inability to pursue strategic acquisitions in other regions;
●	limitations affecting our ability to expand our service portfolio;
●	failure to apply for new licenses after incurring significant initial investments;
●	potential unfair competition;
●	inability to manage expected growth and enlarged business;
●	lack of medical scientific advancement to overcome the limited medical application of cord blood therapy;
●	inability to gain market acceptance of cord blood banking;
●	inability to overcome cell related therapy negative publicity;
●	changes in the industry dynamics rendering our services obsolete;
●	limited suppliers of equipment and consumables;
●	failure to maintain and strengthen our hospital and service network;
●	significant number of subscribers terminating the service prior to the end of the contract period;
●	dramatic decline in our reputation among target subscribers;
●	litigation risk regarding our practice to release cord blood units abandoned by our former subscribers;
●	insufficient insurance coverage;
●	addition laws and regulations that impose significant costs and restrictions;
●	brand name infringement;
●	unsuccessful strategic partnership with Cordife Singapore;
●	significant decline in value of our equity securities investment;
●	demand for our matching service not meeting our expectations, which could cause the valuation of donated cord blood units to decline significantly;
●	anti-takeover provisions discouraging a change of control;
●	senior management and key personnel risks;

●	trade policy tension between U.S. and China;
●	GCBC being classified as a passive foreign investment company (“PFIC”);
●	our auditor who is not inspected by the Public Company Accounting Oversight Board (United States) (the “PCAOB”) leading to our being delisted in the U.S. pursuant to the Holding Foreign Companies Accountable Act ;
●	the U.S. Securities and Exchange Commission (the “SEC”) actions against certain PRC-based accounting firms;
●	granting of additional RSUs in the future; and
●	cyber security risk.

Risks relating to operations in China include issues arising from the following matters and related adverse developments:

●	changes in political, economic and legal circumstances in China;
●	RMB not being freely convertible and potentially being subject to significant fluctuation;
●	RMB fluctuation having a material impact on our share price;
●	China legal system being different from other countries;
●	inability to effect legal process service or enforce foreign judgements;
●	difficulty for overseas regulators to conduct investigation in the PRC;
●	PRC resident-established offshore companies may not be able to distribute profit or inject capital;
●	discontinuation of preferential tax treatment;
●	tax implications concerning PRC resident enterprise and non-PRC resident enterprise;
●	changes in PRC law regarding labor and employee benefits; and
●	failure to protect personal information under PRC regulations.

Risks to our shareholders include issues arising from the following matters and related adverse developments:

●	Alternate Ocean Proposal may not be consummated;
●	our market price may be volatile;
●	Cayman Islands laws may be less protective;
●	difficulty to bring legal action against us;
●	foreign issuer exemption from certain U.S. rules and regulations;
●	failure to maintain effective internal control;
●	may not be able to pay dividends;
●	additional costs incurred for being a U.S. public company;
●	potential sales of our ordinary shares;
●	devoting significant resources to defend against shareholder litigation; and
●	scrutiny against U.S. listed Chinese companies.

Risks Relating to Our Business

Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.

On December 31, 2019, the Wuhan Municipal Health Commission first reported the appearance of COVID-19 in the city. Since then, COVID-19 has spread to other regions of China, including in our primary markets of Beijing, Guangdong, and Zhejiang. As the COVID-19 continued to spread, different cities in China took different measures, including implementing complete or partial lockdowns. Meanwhile, the 2020 Chinese Lunar New Year holidays were extended in order to curb the spread of the virus, resulting in insufficient work force and delayed production for many industries. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed heavy pressure on our marketing, promotional and sales activities. Part of our salesforce were unable to return to work due to lockdowns implemented in various cities, and some hospitals were restricting entrance to hospital staffs and patients only. These measures have had adverse impact on our marketing efforts and access to potential clients, rendering client conversion extremely challenging. We were focused on protecting the safety and well-being of our work force while also ensuring that no disruption occurs to the day-to-day services that we provide to existing clients. Therefore, we have increased our efforts to purchase necessary medical supplies and equipment, which has led to an increase in operating costs. As the COVID-19 spread across different countries and regions, the World Health Organization declared the outbreak of COVID-19 a pandemic on March 11, 2020. The negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. Although our operating markets in China has adopted various infection prevention and control measures implemented by the PRC government for COVID-19 that turn out to be relatively effective, it is yet difficult to estimate how long will it take to restore people’s normal lives, or whether certain measures will become part of a new norm. These conditions, compounded by other factors, have adversely affect potential clients’ pregnancy decisions. With vaccination rate gradually increases in China, the impact from COVID-19 may be alleviated. While the world is facing various challenges in response to COVID-19, China may continue to tighten its anti-pandemic policies and measures, which would add further headwinds to the recovery pace of China’s economy and consumer confidence. The number of newborns in the Company’s respective regions is expected to remain low in the near-term. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies to counter the negative economic impact brought forth by COVID-19, which could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict. While the impact of COVID-19 is not yet quantifiable, we expect this situation may have a material adverse impact on our operating results in the year ending March 31, 2022 and possibly in future years depending on the length of the pandemic and its economic repercussions. We will continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance.

Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.

We generate substantially all of our revenues by providing our subscribers processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2019, 2020 and 2021 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

●	“One license per region” policy

The NHC (formerly known as NHFPC) has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking licensee from operating in the same region. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses, meanwhile, it plans to build National Cord Blood Bank. On November 29, 2019, the NHC announced a Notice Regarding the Issuance of Free Trade Zone “Separating Permits from Business Licenses” Healthcare Reform Implementation Plan (the “New Policy”). Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot Free Trade Zones (“FTZs”) in China, namely: Shanghai, Tianjin, Fujian, Guangdong, Liaoning, Zhejiang, Hubei, Henan, Chongqing, Sichuan, Shaanxi, Hainan, Shandong, Jiangsu, Guangxi, Hebei, Yunnan and Heilongjiang. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. On September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License (the “2021 Policy”). According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. It is possible that new policy may come out before or after the 2021 Policy expires resulting in a massive change with “one license per region” policy. If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we are operating the licensed cord blood banks, or the LHCs actually permit or acquiesce in operation of subscription service by other type of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong if additional licenses are issued in those regions or if the NHC or the relevant LHC takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies would materially adversely affect our assets and net income.

●	Biosecurity Law

The Biosecurity Law of the People’s Republic of China (the “Biosecurity Law”) was passed by the Standing Committee of the PRC National People’s Congress and took effect on April 15, 2021. The Biosecurity Law empowered the government to strengthen the regulation and supervision over multiple biological factors, including the biosecurity management of human genetic resources (“HGR”) and biological resources; the Biosecurity Law also contains provisions specifically address that the collection (only for certain HGR defined under the Biosecurity Law), preservation, international research or export of HGR shall be subject to the prior approval of the Ministry of Science and Technology of State Council (“MOST”), unless for the purposes of clinical diagnosis and treatment, for collection and supply of blood or for other purposes defined under the Biosecurity Law. Under the Biosecurity Law, any overseas organization, individual or any entity established or actually controlled thereby is not allowed to collect or preserve China’s HGR in China, or provide China’s HGR collected in China to regions outside of China. In the absence of further implementation details, there is significant ambiguities and uncertainties regarding the Biosecurity Law and how it will affect GCBC operations. Given GCBC is a Cayman company and GCBC subscription services involve collection and storage of umbilical cord blood stem cells from subscribers and donors in China (which contains HGR), it is possible that the regulatory authorities will take the position that GCBC is in violation of the Biosecurity Law. If this is the case, we may be forced to cease our subscription services and matching services; or forced to modify our operations or apply for additional approvals in order to comply with the Biosecurity Law, as such, our operational, financial condition and share price will be materially and adversely affected.

●	Antitrust Law

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

●	Provision of fee-based commercial cord blood banking services

Under the Measures for the Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006 and revised in 2009, 2016 and 2017, respectively:

o	for-profit cord blood banks and other for-profit special purpose blood stations are not approved;
o	neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit;
o	the purchase and sale of cord blood units donated by the public is prohibited; and
o	cord blood banks are prohibited from collecting or providing cord blood without a duly obtained Blood Station Operation License issued by the provincial-level DOH or LHFPC or LHC.

Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs, LHFPCs or LHCs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In September 2005, June 2007, March 2010 and April 2013, the MOH/DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the DOH in Guangdong in June 2006. In May 2009, May 2012, May 2015, May 2018 and April 2021, the DOH/LHFPC/LHC in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the DOH in Zhejiang in September 2010. In September 2013, September 2016 and September 2019, the DOH/LHFPC/LHC in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

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

Although the above facts indicate that the NHC and the LHCs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there is a lack of a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as a lack of formal clarifications of policies or positions by the NHC and the LHCs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. In response to the development of medical reform of China, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which could undermine cord blood bank operator profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its main business by imposing certain restrictive conditions on subscription services. We cannot assure you that the PRC government and the health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. In the event that the PRC government and the health authorities were to change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business.

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

●	Laws in relation to foreign investment

Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and the Negative List.

Prior to December 1, 2007, foreign investment in China was subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or the “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (the “Negative List”) (2018 Edition), which entered into force from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. On June 30, 2019, NDRC and MOC promulgated the Negative List (2019 Edition) and The Catalogue of Industries for Encouraged Foreign Investment (the “Encouraged Catalogue”) (2019 Edition) which became effective on July 30, 2019, and the Negative List (2018 Edition) and the categories of “encouraged” for foreign investment as provided in the Catalogue revised in 2017 were repealed simultaneously. On June 23, 2020, NDRC and MOC promulgated the Negative List (2020 Edition) which became effective on July 23, 2020 and the Negative List (2019 Edition) was repealed. On December 27, 2020, NDRC and MOC promulgated the Encouraged Catalogue (2020 Edition) which became effective on January 27, 2021 and the Encouraged Catalogue (2019 Edition) was repealed.

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

We have consulted with our PRC counsel and found no evidence which leads to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition). We have also communicated and consulted with the MOH/NHFPC/NHC and the relevant DOHs/LHFPCs/LHCs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition). So far, neither the Company nor our cord blood banks has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as non-compliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) became effective, have been officially approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, April 2021 and September 2019, respectively, from the relevant authorities after the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) were already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, or Lukou, the Zhejiang Cord Blood Bank, encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Although the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) should be able to continue their business in accordance with the approvals they previously obtained, there is no assurance that such enterprises will continue to be able to renew their licenses in the future if the government authorities consider that renewal of their licenses would contravene the Negative List. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions from the government authorities under the Negative List. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2024. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2022. The contracts Jiachenhong, Nuoya and Lukou currently enter into with their subscribers are typically for a period of 18 years. If Jiachenhong, Nuoya and Lukou are unable to extend their respective operating periods, these respective operating periods will not cover the period of the contracts entered into after September 2005, August 2019 and December 2012, respectively, and the relevant entity may have to be transferred to domestic companies or go into liquidation upon the expiration of its respective operating period. In addition, after the Negative List has been issued, we may not be able to obtain approval from the relevant authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above occurs, we may be required to change our business model or otherwise cease our business operations.

●	Other additional licensing requirements

o	The NHC or the relevant LHC may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations will be materially adversely affected.

o	The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government regarding the aforementioned healthcare reform, including but not limited to the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to the pricing standards established by the relevant commodity price departments of PRC. Moreover, on October 8, 2012, the State Council published a notice on the “Twelfth Five-Year Plan” of Health Care Development which suggests strengthening the safety and security of the blood stations, and improving the standards of the blood station laboratories, and on December 3, 2012, the MOH published three industrial standards including “Requirements for Blood Storage” which may be related to our cord blood banking service management. Notwithstanding, there is lacking of a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price control in China, we would be required to abide by such control and policies and we may not be able to charge our subscribers at current rates. If the government-controlled pricing or price guidance set by the relevant department of the PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially adversely affected.

If we lose our position as the sole provider of cord blood banking services in our existing markets, our business and prospects may be materially adversely affected.

Our business and financial results may not benefit from, and in certain circumstances maybe adversely affected by the adoption of three-child policy in China.

The one-child policy had been established for over 30 years in China, and has successfully controlled population growth rates in the past years. Effective on January 1, 2016, the amendment of Population and Family Planning Law of PRC relaxes the one-child policy by allowing families to have two children where certain requirements are met. On May 31, 2021, Chinese government approved the three-child policy which allows each couple in China to have up to three children. Furthermore, on July 20, 2021, the State Council announced policies aimed at reducing the costs for raising children and improving supports to families who are having the third child (the “relevant policies”). With only one child in each family, it was previously difficult to obtain matching stem cells if such child needed a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to subscribe our subscription services. As the number of babies born in China continues to decline, it remains uncertain whether the adoption of three-child policy and the relevant policies will immediately lift the new born number. Also, if the number of family members increase, the economic resources allocate to each child may fall, and our services become less appealing to not so economic affluent families. As a result, we cannot assure the demand for our subscription services will benefit from the three-child policy.

If all or part of the demand for stem cells is met by matching cord blood units donated by the public to patients in need of transplants, expectant parents may choose not to pay for our subscription services, and our business and financial results may be materially adversely affected.

There is no assurance that demand for our subscription services will remain at current levels for the following reasons:

●	Cord blood banking licensees in China are required to accept all cord blood unit donations except for a valid medical reason and to provide matching services to patients in need of transplants. As the number of cord blood units donated by the public grows in size and increases in diversity, the probability of finding matching units for a patient among the units donated by the public may increase, which may result in a decrease in market demand for our subscription services.

●	The value of our subscription services is related to the higher success rate of autologous cord blood transplants over unrelated ones. If medical research discovers new and more effective medical procedures that make allogeneic cord blood transplants safer and more effective, the clinical advantage of storing a child’s umbilical cord blood for his or her own future therapeutic use may significantly decline.

●	The China healthcare industry continues to undergo various reforms. We cannot assure you that the PRC government will not adopt policies to encourage non-profit healthcare measures, such as matching services, while restricting or prohibiting profit-making healthcare measures, such as our subscription services.

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

Our operations are largely concentrated in Beijing, Guangdong and Zhejiang. Due to the lack of geographical diversity of our operations, we may be unable to mitigate the effects of any adverse trends in economic development, disposable income or birthrate level in these regions. In particular:

●	The successful operation and growth of our business are primarily dependent on general economic conditions in Beijing, Guangdong and Zhejiang, which in turn are affected by many factors, including demographic trends, the strength of the manufacturing and services industries, foreign trade and tariff imposition. A deterioration of current economic conditions or an economic downturn in China as a whole, or Beijing, Guangdong or Zhejiang in particular, could result in declines in new subscriber sign-ups and impair our growth and profitability.

●	Because cord blood banking is a precautionary healthcare measure, our ability to sign up new subscribers generally depends on the disposable income of expectant parents. There are many factors that are likely to cause such discretionary spending to fall, such as increases in interest rates, inflation, economic recession, declines in consumer credit availability, increases in consumer debt levels, increases in tax rates, increases in unemployment, and other matters that influence consumer confidence and spending.

●	As currently our market is primarily targeted at expectant parents and newborns, the growth of our business will be subject to the birthrate level as well as population base in our operating regions. In the event the birthrate level or the population base in our operating regions significantly declines, the results of our operations, revenues and liquidity may be substantially undermined.

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

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced the New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. Since September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021.

We believe we would have to rely on strategic acquisitions to expand our operations. Expansion through strategic acquisitions is subject to a number of risks:

●	We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other companies or other Chinese cord blood banking operators in bidding to acquire cord blood banks in regions where we do not already operate. Some of these competitors may have greater capital resources than us.

●	To finance part or all of our acquisition costs, we may need to issue ordinary shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional amortization expenses related to acquired intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.

●	Even if we make a successful bid, we may be unable to obtain government approvals necessary to consummate any given proposed acquisition. Among others, if the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of such concentration poses on competition. Further, we may encounter protective measures in local markets that may preclude or impede our ability to expand into such regions through strategic acquisitions.

●	Any integration of new businesses may produce unforeseen risks, operating difficulties and expenditures and may require significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.

●	While all cord blood banks must meet the relevant standards set by the NHC, some cord blood banks, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of the acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

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

On November 29, 2019, the NHC announced a New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. Since September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. This policy may be changed at any time. If the NHC or the relevant LHCs decide to grant new cord blood banking licenses in the future in other regions or the aforesaid pilot FTZs, we may attempt to apply for licenses in such regions or pilot FTZs. Applying for licenses involves a variety of risks:

●	Based on the time needed for the granting of the seven existing cord blood banking licenses, we believe that the application process for a cord blood banking license in China generally takes several years. We may incur substantial costs during the application process in the construction of cord blood banks with no certainty of success.

●	At any time during the application process, the NHC or the relevant LHCs may decide not to grant a cord blood banking license in the region. Further, our likelihood of success may not be assessed easily, for the reason of neither the NHC nor the relevant LHCs currently announces the status of those applications including the number of prospective applicants.

●	The potential award of new licenses may attract new entrants to the industry. Some of these entrants may consist of internationally based specialists with more extensive technical capabilities and stronger brand recognition and China-based healthcare conglomerates with significantly more resources than us.

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

China laws and regulations are changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope, the procedures and so on) may be absent. Laws and regulations may not be enforced in a timely manner by administrative or judicial institutions, and provincial-level LHCs may have different positions and therefore have different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (http://www.shezfy.com/view/jpa/flws_view.html?id=20) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospital blood clinic division, research institutions, and commercial institutions or organizations. Alternatively, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances do occur, we may not be able to obtain timely and effective protection from the government and have to deal with such unfair competition from such operators, which may result in the loss of the opportunity to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

We may not be able to manage our expected growth and enlarged business.

We anticipate that further expansion will be required in order for us to capitalize on the opportunities available in the cord blood banking industry. Our growth strategy may not be successful for the following reasons:

●	Our ability to obtain additional capital for growth is subject to a variety of uncertainties, including our operating results, our financial condition, capital market perception, general market conditions for capital raising activities by healthcare companies, and economic conditions in China.

●	Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, experimenting on electronic and mobile platform to accommodate new consumer behavior, technological improvement projects, the recruitment of new employees, the upgrading of our managerial, operational and financial systems, procedures and controls, and the training and management of our growing employee base.

●	The increased scale of operation will present our management with challenges associated with operating an enlarged business, including dedication of substantially more time and resources in operating and managing cord blood banks located in more than one geographic location in China, in ensuring regulatory compliance and in continuing to manage and grow the business.

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

Cord blood therapy is yet to be considered as mainstream therapeutic approach, with the first successful cord blood transplant occurring only in 1988. Cord blood therapy needs to overcome various technical obstacles before it can become an established medical practice. Cord blood therapy currently has the following limitations:

●	Cord blood transplants may be riskier than other available treatments. Stem cells in cord blood are more primitive than those in bone marrow or peripheral blood. For this reason, the engraftment process takes longer with cord blood, leaving the patient vulnerable to a fatal infection for a longer period of time. Further, a patient’s own stem cells either “often may” or “usually would” not be the safest or most effective source of stem cells for medical treatment, especially in cases of childhood cancers or genetic disorders, potentially making it preferable to use the cord blood units donated by healthy individuals instead of the cord blood units collected upon the patient’s birth.

●	Due to the fact that cord blood therapy is a relatively new medical procedure with limited empirical data regarding its application, the long-term viability of cryogenically frozen cord blood stem cells has yet to be firmly established and the effectiveness of cord blood therapy remains to be proved. Therefore, medical practitioners may have reservations regarding the usefulness of cord blood therapy.

●	A typical cord blood harvest only contains enough stem cells to treat a large child or small adult (weighing approximately 100 pounds). Although large-sized adults have had successful cord blood transplants in clinical trials, either by growing the cells in a laboratory prior to transplant or by transplanting more than one cord blood unit at a time, such technology has not yet matured to be applied in general medical practice for commercial use.

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

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2021, we have collaborative relationships with 383 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

●	For the year ended March 31, 2021, the top ten of these hospitals handled the collection procedures for approximately 15.3% of our new subscribers, and the top hospital accounting for 2.3% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

●	As part of our growth plan, we expect to increase the number of collaborating hospitals in Guangdong and Zhejiang and further strengthen our relationships with the collaborating hospitals in our existing platform. We have limited experience in managing a large service platform in Guangdong and Zhejiang. We cannot assure you that we will be able to maintain or develop our relationships with various hospitals.

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

Our reputation among clients and the medical community is extremely important to our success. Our future success depends on acknowledging and actively monitoring the concerns of our target subscribers, regulatory agencies, medical practitioners, civil society groups and non-government organizations. Failure to take appropriate consideration of legitimate corporate responsibility issues in our day-to-day operations could have a material adverse impact on our reputation and business prospects. In particular:

●	To retain adequate sterility and stem cell viability, cord blood deposits in our cord blood banks are stored inside liquid nitrogen tanks at minus 196 degrees Celsius. To the extent the storage environment of our cord blood deposits is disrupted or impaired due to any software, hardware or equipment failure, our target subscribers may lose confidence in our services.

●	Our subscribers and donors provide us with extensive personal data, which are stored in our database. Any leakage or sabotage of such information could have significant legal implications, and materially adversely affect our reputation and our ability to attract new subscribers and donors.

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

During the year ended March 31, 2021, the Company determined that the recoverability of 3,702 private cord blood banking subscribers was remote, therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 3,102 prior private cord blood units were being treated as if they were donated units and will be part of the Company’s non-current inventories.

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

Currently, we maintain insurance coverage of RMB50.0 million (US$7.6 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB404.5 million (US$61.7 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to earthquake and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 (US$30,526) per person and RMB10.0 million (US$1.5 million) in the aggregate.

While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

●	Cord blood banking is an emerging business in China. We could have underestimated our insurance needs and may not have sufficient insurance to cover losses above and beyond the limits on our policies. In particular, our subscription contract limits our liability to an amount equal to twice the fees paid by the subscriber, and our insurance policies are procured with reference to this clause. If the enforceability of this clause is successfully challenged by a subscriber, any judgment against us may exceed the policy limit of our liability insurance.

●	Depending on the severity of the incident, any damage or destruction of the cord blood units in our custody could potentially expose us to significant liability from our subscribers, and could affect our ability to continue to provide cord blood banking services. A substantial portion of our losses in such a case will not be covered by our insurance.

●	Under the Civil Code of the People’s Republic of China (the “Civil Code”), the loss or damage to the cord blood units would be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. In addition, because the loss or damage to the cord blood units would be a potentially unique and perhaps irreplaceable therapeutic loss for which damages would be difficult to quantify, the liability cap stipulated in our subscription contracts may not be supported by PRC courts and the subscribers may be compensated in accordance with the actual loss or the damage they suffered. We therefore cannot be sure to what extent we could be found liable, in any given scenario, for damages suffered by a subscriber as a result of harm or loss of a cord blood unit. If the amount of compensation for the said mental damage or the actual loss or damage is found to be huge, our financial conditions may be materially adversely affected.

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

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

●	Stringent regulations and standards apply to various aspects of our operations, including workers’ safety, the maintenance of premises, and the handling and disposal of waste materials and hazardous substances. Failure to maintain the required standards can result in fines, an order to suspend the operations of our facilities until corrective measures are implemented or the revocation of our operating permits for such facilities or the denial of permission for their renewal. We comply with these regulations. A failure in complying with these regulations may have a material adverse effect on our operations.

●	All collection devices and reagents used in our handling of cord blood units are regulated by the State Food and Drug Administration (which has been reorganized as the National Medical Products Administration since March 2018, or “NMPA”), and we require our suppliers to comply with all applicable regulations. The NMPA could at any time require our suppliers to obtain prior approval or additional clearance with regard to the materials, reagents, appliances, consumables, devices or containers which we are currently using or prepare to use. Such requirements may affect the shipment timing of our suppliers which in turn materially adversely affecting our operations.

●	We are required by PRC law to hire professional medical waste disposal firms to collect and dispose of medical waste produced in the process of collection, transportation, testing, processing and cryopreservation of cord blood. Such compliance costs may put extra strain on our financial resources.

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

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam). Subsequently, Cordlife Singapore acquired Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, the Company disposed of all of its shares in LFC. As of March 31, 2021, we owned 25,516,666 shares in Cordlife Singapore representing approximately 10.0% equity interest. There are risks associated with Cordlife Singapore’s operations, such as changes in regulation and different consumer appetite toward cord blood banking.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development has been recorded.

In February 2014, we entered into a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, in return, we pay a licensing fee, but no material amount has been incurred up to March 31, 2021. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

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

Upon the adoption of Accounting Standard Update (“ASU”) No. 2016-01 since April 1, 2018, all equity investments to be measured at fair value with changes in fair value was recognized through net income and the cumulative effect was adjusted to the balance sheet as of the beginning of the fiscal year of adoption. As of March 31, 2018, included in accumulated other comprehensive losses were unrealized net holding gains for equity investments in Cordlife Singapore of RMB62.6 million, which was then adjusted to retained earnings as of April 1, 2018. For the years ended March 31, 2019, 2020 and 2021, decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million, RMB13.2 million and increase in fair value of equity investments of RMB25.4 million (US$3.9 million) were recorded as other expenses and income through net income. As of March 31, 2021, we owned approximately 10.0% equity interest in Cordlife Singapore. Should the value of our investment experience a significant decline, a decrease in fair value will have to be recognized through net income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB91.4 million (US$14.0 million) as of March 31, 2021. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2019, 2020 and 2021. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

Certain of these provisions include:

●	having a classified Board of Directors with staggered three-year terms;

●	requiring a special resolution, namely the affirmative vote of not less than two-thirds (66 and 2/3%) of the votes cast by the shareholders in the meeting convened to approve the removal of a director;

●	providing for filling vacancies on the board only by the vote of the remaining directors or by a special resolution, namely the affirmative vote of not less than two-thirds (66 and 2/3%) of the votes cast by the shareholders in the meeting convened to approve such appointment; and

●	establishing the requirements and procedures for calling special meetings of shareholders, including a provision that provides that a special meeting of shareholders may only be called by a majority of directors, our chairman, or members together holding not less than seventy-five percent (75%) of the issued shares.

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

As of March 31, 2021, Nanjing Ying Peng, via its wholly-owned subsidiary Blue Ocean Structure Investment Company Ltd (“Blue Ocean”), beneficially owned approximately 65% equity interest of GCBC. GCBC’s Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of GCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and Nanjing Ying Peng, because of its ownership position, has considerable influence regarding the outcome.

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

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory US$100 billion reduction in the PRC/United States trade deficit and (ii) limiting the planned US$300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On July 6, 2018, the United States initially imposed a 25% tariffs on US$34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to initially impose a 25% tariffs on US$34 billion worth of goods from the United States, including beef, poultry, tobacco and cars. Since July 2018, the United States imposed tariffs on US$250 billion worth of Chinese products and has threatened tariffs on US$325 billion more. In response, China imposed tariffs on US$110 billion worth of US goods, and threatened qualitative measures that would affect U.S. businesses operating in PRC. In May 2019, the United States raised the tariffs on US$200 billion of Chinese products to 25% from 10%. Subsequently, the United States and the PRC government had held trade talks for several months. In January 2020, the United States and the PRC government reached a phrase one deal, pursuant to which the U.S. government agreed to cut U.S. tariffs on Chinese products and PRC government agreed to boost its purchases of U.S. products. As such, total U.S. tariffs applied exclusively to Chinese goods is US$550 billion, and total Chinese tariffs applied exclusively by U.S. goods is US$185 billion. However, trade tension between the United States and China may intensify, and the United States may adopt even more drastic measures in the future.

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

There is a risk that GCBC will be classified as a PFIC, which could result in adverse consequences to investors.

In general, GCBC will be treated as a PFIC for any taxable year of GCBC in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of certain 25% or more owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If GCBC is determined to be a PFIC for any taxable year (or portion thereof) of GCBC that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Additional Information — Taxation — United States Federal Income Taxation — General”) of GCBC’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of GCBC’s ordinary shares or the receipt of certain excess distributions from GCBC and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of GCBC and its subsidiaries during GCBC’s taxable year ended March 31, 2021, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to the status of GCBC as a PFIC for its current taxable year or any future taxable year. U.S. Holders of GCBC’s ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Additional Information — Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality and prevent accounting irregularities. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, SEC Chief Accountant and Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020 and signed into law by the U.S. President on December 18, 2020. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Act from three years to two years. In essence, the Act requires the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or trade “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years, beginning in 2021. In addition, on May 18, 2020, The Nasdaq Stock Market, LLC submitted three proposals to the SEC to adopt additional listing criteria applicable to companies that primarily operate in countries where there are secrecy laws, blocking statutes, national security laws or other laws or regulations restricting access to information by regulators of U.S. listed companies. Enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislation or listing requirements will be enacted or approved.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. A total of 7,300,000 RSUs were issued and outstanding for each of the fiscal year 2015, 2016 and 2017. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested and share-based compensation expenses of RMB84.3 million was recognized for the year ended March 31, 2018. Subsequently, no RSUs were issued and outstanding as of March 31, 2021. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

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

Further, we will continue to be affected by policies addressing the political, social and legal developments of China, and any changes in which may bring uncertainty to our business operations and may materially and adversely affect our prospects and results of operations. Since the late 1970s, the PRC government has introduced a series of economic and political reforms, including measures designed to effectuate the country’s transitioning from a planned economy to a more market-oriented economy. During such economic and political reforms, a comprehensive system of laws was promulgated, including many new laws and regulations seeking to provide general guidance on economic and business practices in China and to regulate foreign investment.

In order to stabilize national economic growth, the PRC government has undergone various economic reforms and adopted a series of macroeconomic policies in the last few decades, many of such reforms and policies are of an experimental nature and are expected to be refined, adjusted and modified from time to time based on economic and social conditions. In addition, the scope, application and interpretation of the laws and regulations relating to such reforms may not be entirely clear. Thus, we cannot predict the future direction of economic reforms or the effects that any such measures may have on our business, financial condition or results of operations.

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

On October 23, 2019, SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or “Circular 28”, according to which non-investment foreign-invested enterprises are permitted to make domestic equity investments with their capital funds provided that such investments do not violate the Negative List. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or “Circular 8”, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing, without providing the evidentiary materials concerning authenticity of each expenditure, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. On December 31, 2020, the People’s Bank of China, the NDRC, the MOC, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission, and the SAFE jointly promulgated the Circular on Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment, or “Circular 330”,which became effective on February 4, 2021, and further lifts the restriction on the use of RMB income from capital accounts. RMB income from capital accounts of domestic institutions (including foreign direct investment capital, cross-border financing and repatriation of funds raised from overseas listings) shall be operated within the business scope approved by relevant state departments and shall be in line with specified circumstances: (i) shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) shall not be used for granting loans to non-connected enterprises unless otherwise expressly permitted by its business scope; and (iii) shall not be used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Considering that Circular 28, Circular 8 and Circular 330 are often principle-oriented and subject to the detailed interpretations by the enforcement bodies to further apply and enforce such laws and regulations in practice, it is unclear how they will be implemented, and there exist high uncertainties with respect to its interpretation and implementation by government authorities and banks.

In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with the above requirements may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2021, we had cash denominated in U.S. dollars of US$0.5 million.

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

Our shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a time and most of our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “-Risks to Our Shareholders - Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.” for risks associated with investing in us as a Cayman Islands company.

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

On January 29, 2016, the Ministry of Science and Technology, the MOF and the SAT jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination”, and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State) which replaced the previous “Measures for Determination” and its annex promulgated on April 14, 2008. Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered within China (excluding Hong Kong, Macau and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis. On June 22, 2016, the Ministry of Science and Technology, the MOF and the SAT issued the Notice of Revision and Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”) which retroactively effected and replaced the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises, promulgated on July 8, 2008. Based on the Guidelines, the qualification for the enterprises classified as high-tech enterprises prior to January 1, 2016, in accordance with previous Guidelines shall remain valid if the validity period of their qualification has not expired. For high-tech enterprises which were granted tax exemption and reduction treatment for a certain period by relevant tax law under previous Guidelines and whose tax holiday has not expired, the above-mentioned stipulations of Circular 39 shall continue to apply.

Jiachenhong’s HNTE certificate was dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2021 and the renewed HNTE certificate was dated December 2, 2020 with a validity of 3 years. Such status is valid retroactively as of January 1, 2020 and will expire on December 31, 2022, and Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was dated November 30, 2016 and was approved by the relevant PRC tax authority in March 2017. Such status was valid retroactively as of January 1, 2016 and expired on December 31, 2018. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE status was redetermined by the relevant PRC tax authority in February 2020 and the renewed HNTE certificate was dated December 2, 2019 with a validity of 3 years. Such status is valid retroactively as of January 1, 2019 and will expire on December 31, 2021, and Nuoya is subject to a reduced tax rate of 15% during such period. Lukou’s HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and expired on December 31, 2020. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2021 to December 31, 2023. We cannot assure you that Jiachenhong, Nuoya and Lukou will be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of national economics and technology, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we are operating is considered by authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our certificates of high-tech enterprise may be revoked, and our position as a high-tech enterprise enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition. We cannot assure you that Jiachenhong, Nuoya and Lukou will be able to continue to enjoy our current preferential tax treatments.

Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as the managing bodies that in practice exercise “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body or the managing body of any of our non-PRC subsidiaries as being located within the PRC. Due to the lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a non-PRC company on a case-by-case basis.

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

Moreover, on February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises (“Circular 7”, which is partly abrogated in 2017). Pursuant to Circular 7, in the event that non-residential enterprises indirectly transfer PRC taxable properties (“PRC Taxable Properties”) without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as a direct transfer of PRC Taxable Properties and, therefore, will be subject to PRC enterprise income tax. Circular 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. In addition, Circular 7 does not apply to situations where (1) the non-resident enterprise transferor obtains income from purchase and sale of equity interests of the same publicly-listed overseas enterprise in a public securities market; or (2) under the circumstance that the non-resident enterprise directly holds and transfers the PRC Taxable Property, income obtained from such transfer could be exempted from enterprise income tax in China in accordance with the applicable provisions of the applicable tax treaty or tax arrangement. Under Circular 7 and subject to the above exceptions, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Circular 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the “Circular 37”, which came into effect on December 1, 2017. Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Circular 7 and Circular 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to file the taxes.

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

The National People’s Congress promulgated the Civil Code on May 28, 2020 which became effective from January 1, 2021. The Civil Code stipulated the scope of privacy and personal information. According to the Civil Code, an information processor shall not divulge or falsify the personal information collected and stored by it. Without the consent of the natural person, it shall not provide the personal information to others, except the information that has been processed and cannot identify a specific person and cannot be restored. The information processor shall take technical measures and other necessary measures to ensure the security of the collected and stored personal information and prevent the divulgement, falsification and loss of information. Where personal information is or may be divulged, falsified or lost, it shall take immediate remedial measures, and inform the natural person concerned and report the same to the relevant department as required.

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

Risks to our Shareholders

There can be no assurance that any agreement will be executed with respect to the proposal made by Alternate Ocean, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.

On March 2, 2021, our Board of Directors received an unsolicited non-binding proposal letter from Alternate Ocean, pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities that it manages and/or advises, proposes to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions (the “Alternate Ocean Proposal”).

On March 15, 2021, our Board of Directors formed a special committee of independent directors who are not affiliated with Alternate Ocean (the “Special Committee”) to evaluate the Alternate Ocean Proposal. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Mark D. Chen serving as the chair of the Special Committee. The Special Committee will carefully review the unsolicited proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders. As of the date of this report, no decisions have been made by our Special Committee with respect to the Alternate Ocean Proposal.

The public announcement of the Alternate Ocean Proposal affected the Company’s stock price. There can be no assurance that any definitive agreement will be executed with respect to the Alternate Ocean Proposal or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares, or changes in the proposal, as well as the potential commencement of the litigation regarding the Alternate Ocean Proposal as described in “Information on the Company — Business Overview — Legal Proceedings” herein, would likely have an effect on the market price of our ordinary shares.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

●	changes in financial estimates or recommendation by securities research analysts;

●	restatements conforming to the applicable accounting standards;

●	conditions in the markets for cord blood banking service;

●	changes in the economic performance or market valuations of companies specializing in cord blood banking services;

●	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

●	changes in key supplier(s) or the shareholding of our key supplier(s);

●	addition or departure of our shareholders, senior management and key research and development personnel;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	material litigation or investigation of any kind;

●	changes in market or investors perception toward U.S. listed Chinese companies;

●	change in controlling shareholder;

●	material adverse event in relation to controlling shareholder;

●	unfounded accusations by investors or non-investors about us or other U.S. listed Chinese companies;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

●	merger, privatization or acquisition activity;

●	change in business strategy;

●	political tension or international policies between China and U.S. or any other countries;

●	regulations or policies against U.S. listed Chinese companies;

●	sales or perceived potential sales of our ordinary shares or instruments convertible into ordinary shares; and

●	announcements relating to the Alternate Ocean Proposal.

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

We are registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We are subject to the reporting obligations of the SEC, which many consider to be more stringent, rigorous and expensive than operating a privately held company. In particular:

●	We incur costs in order to comply with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, or “FINRA”.

●	We incur costs in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

●	We are required under U.S. rules and regulations to attract and retain additional independent directors to serve on our Board of Directors. We may encounter difficulty in attracting and retaining qualified independent directors to serve on our Board of Directors and our Audit Committee.

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

ITEM 4.INFORMATION ON THE COMPANY

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

CCBS was incorporated on January 17, 2008 under the Companies Act to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2021, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 10.0% (approximately) equity interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Immediately following the Business Combination and the share exchange with CCBS’ remaining shareholders, Golden Meditech (a publicly traded company on the Hong Kong Stock Exchange during the period from December 28, 2001 to October 20, 2020 and its primarily focus is in PRC healthcare industry) owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the CCBC management team owned 5.7% of CCBC’s issued shares.

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

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. After the restructuring of Cordlife, we hold 24,366,666 shares in LFC; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we hold 24,366,666 shares in Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore also acquired Stemlife, a Malaysia-based cord blood banking operator. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, we disposed of all of our shares in LFC. As of March 31, 2021, we owned 25,516,666 shares in Cordlife Singapore, which represents approximately 10.0% equity interest. Our total investment in relation to Cordlife, Cordlife Singapore and LFC combined up to the date of this report amounted to RMB66.4 million, converted into RMB using the currency exchange rate as of March 31, 2021.

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

In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17% of its outstanding ordinary shares not indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction on February 7, 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were granted in December 2014. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested and subsequently, no RSUs were issued and outstanding as of March 31, 2021.

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

Recent Developments

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.5 per ordinary share (the “CGL Proposal”).

On June 5, 2019, a special committee of independent directors, consisting of Mr. Mark D. Chen, Ms. Jennifer J. Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the special committee. In February 2020, Mr. Jacky Cheng joined the special committee as a member. In February 2021, our Board of Directors and the board of Cordlife Singapore mutually agreed to discontinue any further discussions regarding the CGL Proposal.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof as defendants in connection with the CGL Proposal. The proceedings, captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), challenged the CGL Proposal and alleged, among other things, that the consideration to be paid in such proposal was inadequate, as was the process by which the proposal was being evaluated due to the alleged lack of independence of certain members of the special committee to evaluate the CGL Proposal. The proceedings sought, among other relief, to enjoin the defendants from consummating the CGL Proposal and to direct the defendants to revoke the appointment of such members of the special committee. The Company reviewed the allegations contained in the summons and believed they were without merit. The Company defended the litigation vigorously and filed an application to strike out the proceedings on January 20, 2021. In May 2021, the proceedings were dismissed by the Cayman Islands Grand Court with costs ordered in favour of the Company and the other defendant directors.

On March 2, 2021, our Board of Directors received an unsolicited non-binding proposal letter from Alternate Ocean. Pursuant to the Alternate Ocean Proposal, acting on behalf of certain funds and/or entities that Alternate Ocean manages and/or advises, Alternate Ocean proposes to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions. Our Board of Directors has formed a Special Committee of independent directors who are not affiliated with Alternate Ocean to evaluate such proposal. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Mark D. Chen serving as the chair of the Special Committee.

As of the date of this report, the Special Committee is still considering and evaluating the Alternate Ocean Proposal, but it has not made any decision regarding the Alternate Ocean Proposal. See “Risk Factors — Risks to our Shareholders — There can be no assurance that any agreement will be executed with respect to the proposal made by Alternate Ocean, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.”.

B.	Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood processing and storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. Currently, the PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced the New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. Since September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021.

Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 24.0% equity interest in Qilu (our controlling shareholder owns the remaining 76.0%), the operator of the exclusive licensed cord blood bank in the Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, namely Beijing, Guangdong and Zhejiang, was estimated to be over 2.2 million in 2019, accounting for approximately 49% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2020. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2020, the nation has a newborn population of over 14.6 million in 2019; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 4%, 4% and 4% for the fiscal years ended March 31, 2018, 2019 and 2020 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2018, 2019 and 2020 divided by the number of newborns of calendar years ended December 31, 2017, 2018 and 2019 according to the China Statistical Yearbook). We expect the demand for cord blood banking services will continue to grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with 10.0% (approximately) equity interest (as of March 31, 2021) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam). Such strategic positioning provides us the strategic exposure in attractive markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 761-person sales team has direct access to expectant parents through collaboration with 383 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 901,437 in March 2021.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2021, storage fee revenues represented 42.5% of our total revenues.

We recorded revenues and net income of RMB1,159.6 million (US$177.0 million) and RMB516.2 million (US$78.8 million), respectively, during our fiscal year ended March 31, 2021.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence. We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks in China. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 901,437 in March 2021. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced the New Policy. Under the New Policy, the LHCs are allowed to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. Since September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021.

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

Extensive Hospital Network. We provide our services through collaboration with 383 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 761-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to increase over time, which will help us further penetrate the markets we currently serve.

Well-Developed and Effective Marketing Program. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. To increase penetration in our existing markets, we have developed a comprehensive marketing program that aims to increase cord blood banking penetration in the markets we operate by educating expectant parents on the benefits of cord blood, including the following:

●	We undertake various joint marketing efforts with our collaborating hospitals such as educational sessions at pre-natal classes, one-on-one discussions with expectant parents, and the assignment of designated staff members to answer questions from expectant parents. To ensure quality services we require these staff members to complete a training program before approaching prospective subscribers.

●	We maintain cooperative relationships with several government agencies to educate the public concerning cord blood banking.

●	We educate the public on the benefits of cord blood banking through an extensive portfolio of promotional materials, including billboards, social media and newsletters that offer information on the importance of cord blood and hematopoietic stem cell therapy.

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

Further Penetrate Existing Markets. We plan to further increase cord blood banking penetration in our existing markets by broadening our hospital network, expanding our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 383 hospitals and 901,437 subscribers as of March 31, 2021. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

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

Expand Overseas Presence. We believe there are significant opportunities to expand our cord blood banking services into other attractive markets. We own approximately 10.0% equity interest in Cordlife Singapore (as of March 31, 2021) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam), countries or region with approximately 54,000, 60,000, 23.5 million, 4.3 million, 0.5 million and 2.5 million annual births, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with Cordlife Singapore as Cordlife Singapore gives us the exposure and knowledge about the Southeast Asia market. Additionally, we will continue to identify overseas opportunities and gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a multi regions operator.

Expand Service Portfolio. Over the years, we had provided cord blood banking services to numerous parents in Beijing, Guangdong and Zhejiang. As of March 31, 2021, our accumulated subscriber base has reached 901,437 subscribers. Our subscriber base together with our extensive hospital network positioned us well and gave us a competitive advantage to commercialize other healthcare services in our respective markets. We intend to seek expansion and diversification opportunities by bringing in additional healthcare and therapeutic related services in order to better serve our existing and future subscribers’ medical needs. We intend to diversify our revenue stream by providing additional healthcare and therapeutic related services, which will potentially improve our revenue per subscriber.

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

Our cost of revenues consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw materials consumption. For the years ended March 31, 2019, 2020 and 2021, depreciation expenses, our most significant fixed cost, accounted for 16.6%, 15.3% and 16.0%, respectively, of our cost of revenues. For the years ended March 31, 2019, 2020 and 2021, technical consulting fee accounted for 3.2% , 3.2% and 3.5%, respectively, of our cost of revenues, and amortization expenses accounted for 2.5%, 2.4% and 2.6%, respectively, of our cost of revenues.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.1%, 99.2% and 98.9% of our revenues for the years ended March 31, 2019, 2020 and 2021, respectively.

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

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to the hospitals for patients who are in need of transplants. These services accounted for 0.9%, 0.8% and 1.1% of our revenues for the years ended March 31, 2019, 2020 and 2021, respectively.

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

We charge a fee that reflects the costs of our matching services provided and the matching units delivered, as well as for the units used in supplementary therapies. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant or providing one cord blood unit for supplementary therapies. For the years ended March 31, 2019, 2020 and 2021, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 370, 461 and 584, respectively. In addition, during the years ended March 31, 2019, 2020 and 2021, there were 230, 217 and 235 donated units, respectively, used in supplementary therapies.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2021	2020	2019
New subscriber sign-ups	72,150	84,296	89,438
Subscriber units used in medical treatments	105	55	72
New subscriber sign-ups (net)	72,045	84,241	89,366

New donations accepted	5,795	6,016	6,233
Donated units used in matching services	819	678	600
New donations accepted (net)	4,976	5,338	5,633

Total	77,021	89,579	94,999

	As of March 31,
	2021	2020	2019
Units deposited by subscribers (2)(3)(4)	901,437	833,094	750,273
Units contributed by donors (1)(3)	82,138	74,060	67,302
Total (1)(2)(4)	983,575	907,154	817,575
(1)	Excludes the matching units used during the relevant periods.

(2)	As of March 31, 2019, 2020 and 2021, includes 54,917, 57,498 and 59,519, subscribers respectively, from whom we have ceased to recognize storage fee revenue as we determined that it is not probable that we will collect substantially all of the expected consideration from those subscribers based on reassessment.

(3)	During the years ended March 31, 2019, 2020 and 2021, 89,366, 84,241 and 72,045 new subscribers were recruited and 5,633, 5,338 and 4,976 new donations were accepted. During the years ended March 31, 2019, 2020 and 2021, the Company determined that the recoverability of 711, 1,420 and 3,702 private cord blood units was remote; therefore the Company terminated their subscription contracts. Out of these prior private cord blood units, 711, 1,420 and 3,102 prior private cord blood units for the year ended March 31, 2019, 2020 and 2021 respectively were treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the units deposited by subscribers and units contributed by donors were 750,273 and 67,302, respectively, as of March 31, 2019, 833,094 and 74,060, respectively, as of March 31, 2020, and 901,437 and 82,138, respectively, as of March 31, 2021.

(4)	Excludes subscriber units used in medical treatments.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year:

Units
Donated units used during the year ended March 31, 2019	600
Donated units used during the year ended March 31, 2020	678
Donated units used during the year ended March 31, 2021	819

Units
Accumulated number of matches as of March 31, 2019	3,181
Accumulated number of matches as of March 31, 2020	3,859
Accumulated number of matches as of March 31, 2021	4,678

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

●	Collection. Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscribers or donors give birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into specialized container. Although we are not responsible for the collection, we provide a kit that contains the medical apparatus necessary for the collection procedure.

●	Transportation. After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in special containers to ensure the viability of the hematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.

●	Processing. Cord blood undergoes processing and separation procedures which ultimately extract the hematopoietic stem cells for subsequent storage. At this stage, cell counts are conducted twice to calculate the cell recovery rate and the amount of nucleated cell, so as to ensure the quality requirements are met.

●	Testing. We conduct several tests on the cord blood unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of hematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.

●	Storage. After processing and testing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the hematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of hematopoietic stem cells at our cord blood bank is documented and closely monitored to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As of March 31, 2021, our total sales force (including after sales support) consists of 761 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 383 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2021.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

●	Activities targeting prospective parents. We maintain our hospital networks which consist of 383 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutions or hospitals to organize pre-natal classes and other events for expectant parents.

●	Education of the medical community. To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

●	Advertising efforts. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits through distributing such information via government agencies whenever possible. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers, social media and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences concerning the medical application of cord blood technology.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. Materials and supplies used in our cord blood banking business are mainly from United States and China. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. But certain materials or supplies may only be sourced from few suppliers in the United States and China. To date, we have not encountered any material shortage that had a material adverse effect on our business.

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

	For the year ended March 31,
	2021			2020		2019
	US$	RMB	%	RMB	%	RMB	%

	(in thousands except for percentages)
Beijing Jingjing Jiahong Medical Equipment Co., Ltd (1)(2)	4,410	28,892	38	29,960	32	—	—
Beijing Jingjing Medical Equipment Co., Ltd. (1)(3)	—	—	—	—	—	23,741	30
China Bright Group Co. Limited (1)(4)	1,833	12,011	16	12,811	14	—	—
Total	6,243	40,903	54	42,771	46	23,741	30
(1)	An affiliate of Golden Meditech

(2)	The purchase from Beijing Jingjing Jiahong Medical Equipment Co., Ltd were less than 10% of gross purchases for the year ended March 31, 2019.

(3)	The purchases from Beijing Jingjing Medical Equipment Co., Ltd. were less than 10% of our gross purchases for the years ended March 31, 2020 and 2021.

(4)	The purchases from China Bright Group Co. Limited were less than 10% of our gross purchases for the year ended March 31, 2019.

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2021, the top hospital accounted for approximately 2.3% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2021, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

			Area
			occupied
			(in square
Premises	Nature of use	Terms of use	meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Acquired in January 2013 for a consideration of RMB87.3 million for a term of 50 years.	5,562
Total			29,770

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

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of 24.0% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province (our controlling shareholder controls 76.0% of Qilu). The operators of the other three licensed cord blood banks are Vcanbio Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. The NHC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region, and on the other hand, issued the New Policy in November 2019 to allow relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. On September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business - Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

Employees

As of March 31, 2019, 2020 and 2021, we had 1,261, 1,260 and 1,215 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2021:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	181	394	186
Laboratory function	63	111	49
Management and administration	87	92	52
Total	331	597	287

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million (US$7.6 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB404.5 million (US$61.7 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to earthquake and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 (US$30,526) per person and RMB10.0 million (US$1.5 million) in the aggregate.

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

Research and Development

We conducted research and development activities internally. Research and development expense incurred during the years ended March 31, 2019, 2020 and 2021 amounted to RMB14.7 million, RMB21.1 million and RMB23.8 million (US$3.6 million), respectively.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. The annual advisory fee was increased to RMB2.6 million since October 2013. In September 2017, Jiachenhong and PEKU renewed the cooperation agreement for a term of 4 years commencing in September 2017. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB3.0 million (US$0.5 million).

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

In November 2009, Nuoya entered into a cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years. GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services to expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. In February 2014, Nuoya and GWCH entered into a supplementary agreement pursuant to which the annual advisory fee increased to RMB3.2 million commencing in October 2013. In April, 2020, Nuoya and GWCH entered into the second supplementary agreement pursuant to which the annual advisory fee increased to RMB3.6 million (US$0.5 million) commencing in April 2020.

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

Investments in LFC and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, the Company disposed all of its shares in LFC. As of March 31, 2021, we owned 25,516,666 shares in Cordlife Singapore, which represents approximately 10.0% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2021. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income. For the years ended March 31, 2019, 2020 and 2021, decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million, RMB13.2 million and increase in fair value of equity investments of RMB25.4 million (US$3.9 million) were recorded as other expenses and income through net income.

Investment in Qilu

We have invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately US$20.5 million in May 2010. In December 2012, Favorable Fort entered into a shares purchase agreement with Cordlife Services, pursuant to which Favorable Fort agreed to repurchase the 17.0% of its outstanding ordinary shares not indirectly owned by GCBC from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0% (76.0% owned by our controlling shareholder). Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost minus impairment losses, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu as of March 31, 2020 and 2021. Qilu operates in the Shandong province. Based on China Statistical Yearbook 2020, over 1.1 million babies were born within the Shandong province during 2019.

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

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business or as a result of the Alternate Ocean Proposal.

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

Due to the ability to develop into different cell types in the human body, stem cells can potentially be used to treat a wide range of diseases. Compared with approximately 210 major types of differentiated cells, couple of major types of stem cells in the human body including:

●	Hematopoietic stem cells. Hematopoietic stem cells are found in the bone marrow of adults, human blood from an infant’s placenta and umbilical cord, and mobilized peripheral blood. They are the early precursor cells capable of differentiating into blood cells and immune system cells in the body. They also have been shown to have the capability of differentiating into specialized cells of other systems, including neural, endocrine, skeletal, respiratory and cardiac systems, under specific conditions.

●	Mesenchymal stem cells. Mesenchymal stem cells are found in the bone marrow of adults and Wharton’s jelly of the human umbilical cord. Mesenchymal stem cells are capable of differentiating into musculoskeletal tissues.

●	Neural stem cells. Neural stem cells are found in the brain tissues of adults and are capable of differentiating into neural tissues.

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

According to the CIA World Factbook, the population of the world has over 7.7 billion in June 2021 and the annual number of newborns is approximately 140.7 million worldwide. The CIA World Factbook projects that the population and number of newborns worldwide will continue to grow.

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

Current Market Conditions

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. On September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

●	Large number of newborns. According to the China Statistical Yearbook 2020, China had a population of over 1.4 billion persons and over 14.6 million newborns as of and for the year ended December 31, 2019. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 115 million people in 2019, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2019.

●	Growth in GDP and urban disposable income and increasing focus on healthcare. According to the China Statistical Yearbook 2020, GDP per capita in China grew by 10.9%, 10.0% and 7.4% in 2017, 2018 and 2019, respectively. As average disposable income still growing, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2020, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB6,584.1 billion in 2019, more than tenfold jump.

●	Increasing public awareness of the benefits associated with cord blood banking services. Operators of cord blood banks in China focus their sales and marketing efforts in hospitals and pre-natal clinics to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedures and potential benefits. Continuous customer education, increased subscriber base and expanded sales and marketing networks enable the operators to tap into a potentially sizeable market with increased penetration rates and enlarged subscriber base.

●	Additional diseases that stem cells can be used to treat. Based on publicly available information, cord blood stem cells can be used to treat approximately 80 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover additional diseases that can be treated by stem cell therapies.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including:

●	the NHC (formerly known as the NHFPC);

●	the State Administration for Market Regulation (the “SAMR”);

●	the SAFE;

●	the MOC; and

●	the NDRC.

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

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs/LHFPCs/LHCs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The Zhejiang Cord Blood Bank license was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the health authorities as part of their license applications that their businesses combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the NHC and its regional LHCs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in May 2009.

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

Our PRC legal counsel, Commerce & Finance Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding four paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also possesses similar business operations, however, we cannot assure you that the PRC government and the health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if the cord blood banks we are operating are unable to obtain the license. Also, there is no assurance that we will be able to operate new licensed cord blood bank to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially adversely affected.

According to the Circular of Guiding Principles for the Planning of Blood Collection and Supply Institutions (which had been repealed by the Circular of Guiding Principles for the Planning of Blood Station on May 2, 2013) issued by the MOH on December 16, 2005, 4-10 cord blood banks will be set up before 2010. Only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. On December 31, 2015, the NHFPC published the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank. According to the Notice, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. In addition, the New Policy was issued by the NHC in November 2019 allowing relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. On September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business - Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”.

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

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which will expire in May 2025, May 2024 and September 2022, respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew the licenses in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

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

October 17, 2020, the Standing Committee of the National People’s Congress promulgated the Biosecurity Law, which became effective on April 15, 2021. The Biosecurity Law shall be applicable to the following activities: (i) preventing and controlling major newly emerging infectious diseases and animal and plant epidemics; (ii) biotechnology research, development and application; (iii) biosecurity management of pathogenic microbiology laboratories; (iv) security management of human genetic resources and biological resources; (v) preventing the encroachment of foreign species and protecting biological diversity; (vi) responding to microbial drug resistance; (vii) preventing bioterrorist attacks and guarding against the threats of biological weapons; and (viii) other activities related to biosecurity. According to the Biosecurity Law, the administration and supervision over multiple biological factors, including the collection, preservation, utilization and external provision of HGR and biological resources in China is strengthened so as to safeguard the security of HGR and biological resources. The following activities shall be approved by the MOST: (i) collecting the HGR of important genetic families and specific regions in China, or collecting the HGR of the kinds and quantity specified by the MOST; (ii) preserving the HGR of China; (iii) using the HGR of China to carry out international scientific research cooperation; and (iv) transporting, mailing or carrying China’s HGR out of China. The above provisions do not apply to the collection and preservation of HGR and relevant activities carried out for the purposes of clinical diagnosis and treatment, blood collection and supply services. No overseas organization, individual or any entity established or actually controlled thereby may collect or preserve China’s HGR in China, or provide China’s HGR collected in China to regions outside of China. In the absence of further implementation details, there is significant ambiguities and uncertainties regarding the Biosecurity Law and how it will affect GCBC’s operations.

Ownership of Cord Blood Units

Under the Civil Code which became effective from January 1, 2021 and simultaneously replaced the PRC Property Law and the PRC Contract Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the Civil Code. Assuming cord blood is considered as property under the Civil Code, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under the Civil Code, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matching cord blood units to the hospitals for patients who are in need of transplants for a fee. For subscribers who cease subscription for our services at the end of 18 years or who fail to pay subscription fees, the subscription contracts we enter into with our subscribers expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

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

PRC Regulation on Tort Liability

According to Civil Code which became effective on January 1, 2021 and replaces the PRC Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Civil Code also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains; but if the gains generated from the tort are also hard to quantify and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the People’s Court.

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

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the NDRC and the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Negative List (2018 Edition) which became effective from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. On June 30, 2019, NDRC and MOC promulgated the Negative List (2019 Edition) and the Encouraged Catalogue (2019 Edition) which became effective on July 30, 2019, and the Negative List (2018 Edition) and the categories of “encouraged” for foreign investment as provided in the Catalogue revised in 2017 were repealed simultaneously. On June 23, 2020, NDRC and MOC promulgated the Negative List (2020 Edition) which became effective on July 23, 2020 and the Negative List (2019 Edition) was repealed. On December 27, 2020, NDRC and MOC promulgated the Encouraged Catalogue (2020 Edition) which became effective on January 27, 2021 and the Encouraged Catalogue (2019 Edition) was repealed. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition), foreign enterprises are prohibited from engaging in development of stem cell and gene diagnosis and treatment technology development and its application. Since the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition and the 2020 Edition) should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Negative List, see “Key Information — Risk Factors — Risks Relating to Our Business — Our business may be materially adversely affected if we are to be prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and the Negative List.

The FIL was adopted by the National People’s Congress on 15 March 2019, which became effective on January 1, 2020. The FIL is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The FIL specifically stipulates the following forms of investment activities as foreign investments, namely, (a) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor, (b) obtaining shares, equities, assets interests or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor and (c) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor, and (d) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council. According to the FIL, China adopts a system of national treatment plus negative list with respect to foreign investment administration, and the negative list would be issued by, amended or released upon approval by the State Council, from time to time. Foreign investment and domestic investment in industries outside the scope of the negative list would be treated equally. On December 26, 2019, the National People’s Congress issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China (the “Implementation Regulations”) which became effective on January 1, 2020. Under the Implementation Regulations, in the event of any discrepancy between the requirements for foreign investment and the FIL and the Implementation Regulations promulgated prior to January 1, 2020, the FIL and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List.

Jiachenhong, Nuoya and Lukou, our subsidiaries in the PRC, are governed and will be affected by the laws and regulations mentioned above. Our subsidiary, Lukou, of which 90% equity interest is held by our subsidiary, Jiachenhong, is a re-investment of foreign invested enterprises, and may be subject to restrictions on foreign investment policies.

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

The State Council and the MOC successively issued relevant regulations such as the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, took effect on August 3, 2008 and revised on September 18, 2018, the Interim Provisions on Assessment of the Impact of Business Operator Concentration on Competition, took effect on September 5, 2011 and so forth. On June 26, 2019, the SAMR adopted the Interim Provisions on Prohibiting Acts of Abuse of Administrative Authority to Eliminate or Restrict Competition, the Interim Provisions on Prohibiting Acts of Abuse of a Dominant Market Position and the Interim Provisions on the Prohibition of Monopoly Agreements which became effective on September 1, 2019, and provided investigation and punishment procedures for acts of abuse of administrative authority to eliminate or restrict competition, acts of abuse of a dominant market position and monopoly agreements. On October 23, 2020, the SAMR promulgated the Interim Provisions on the Examination of Concentrations of Undertakings, took effect on December 1, 2020, which provided reporting and verifying procedures of concentrations of undertaking. However, before the promulgation of further detailed implementing rules or determination of the relevant authorities, we are unable to determine whether we might be in violation of any aspects of the PRC Antitrust Law.

Foreign Exchange Control and Administration

Under the Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996 and amended on August 5, 2008, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of or registration with the SAFE or its authorized local branches. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated by the People’s Bank of China on June 20, 1996, or the “Administration Rules”, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE or its authorized local branches.

Under the Foreign Currency Administration Rules, foreign invested enterprises are required to complete the foreign exchange registration. Jiachenhong and Nuoya have complied with these requirements. The profit repatriated to us from Jiachenhong and Nuoya, however, is not subject to the approval of SAFE or its authorized local branches because it is a current account item transaction.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015 and replaced the Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or “Circular 16”, which effected on the date of promulgation and shall prevail in the event of any discrepancy between Circular 19 and Circular 16. Circular 19 and Circular 16 require that Renminbi converted from the foreign exchange earnings under capital account which the voluntary settlement has been applicated by relevant policies (including the foreign currency-dominated capital of a FIE, foreign debts, funds repatriated from overseas listing, etc.) shall be managed under the accounts for FX settlement and pending payment. The expenditure scope of such account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits and so forth. A FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign exchange earnings under capital account for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations, (ii) investing in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations, (iii) disbursing loans to unrelated parties unless explicitly permitted under its business scope ; and (iv) the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).Where a FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such a FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for FX settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid account according to the actual amount of investment.

On October 23, 2019, SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or “Circular 28”, according to which non-investment foreign-invested enterprises are permitted to make domestic equity investments with their capital funds provided that such investments do not violate the Negative List. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or “Circular 8”, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing, without providing the evidentiary materials concerning authenticity of each expenditure, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. On December 31, 2020, the People’s Bank of China, the NDRC, the MOC, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission, and the SAFE jointly promulgated the Circular on Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment, or “Circular 330”,which became effective on February 4, 2021, and further lifts the restriction on the use of RMB income from capital accounts. RMB income from capital accounts of domestic institutions (including foreign direct investment capital, cross-border financing and repatriation of funds raised from overseas listings) shall be operated within the business scope approved by relevant state departments and shall be in line with specified circumstances: (i) shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) shall not be used for granting loans to non-connected enterprises unless otherwise expressly permitted by its business scope; and (iii) shall not be used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Considering that Circular 28, Circular 8 and Circular 330 are often principle-oriented and subject to the detailed interpretations by the enforcement bodies to further apply and enforce such laws and regulations in practice, it is unclear how they will be implemented, and there exist high uncertainties with respect to its interpretation and implementation by government authorities and banks.

In the future, we may grow our business in part by acquiring additional cord blood banks in China. Compliance with the above requirements may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

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

In addition, under this regulation, mergers and acquisitions of equity or assets involving PRC enterprises by foreign investors shall comply with relevant foreign investment industry policies and shall be subject to necessary approvals. If we continue our expansion through acquiring PRC domestic companies by our offshore affiliates, we will be subject to such requirement.

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

On January 29, 2016, the Ministry of Science and Technology, the MOF and the SAT jointly promulgated the Administrative Measures for Determination of High-tech Enterprises, or the “Measures for Determination”, and the annex thereto (i.e. the High and New Technology Fields under the Key Support from the State) which replaced the previous “Measures for Determination” and its annex promulgated on April 14, 2008. Under the Measures for Determination, the “high-tech enterprises” as mentioned in such Measures refer to the resident enterprises in sectors as listed in the High and New Technology Fields under the Key Support from the State, which have been registered within China (excluding Hong Kong, Macau and Taiwan regions), have incessantly devoted to the research and development as well as transformation of technological achievements, have formed their own independent core intellectual property rights and are carrying out business activities on such basis.

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

CCBS was incorporated on January 17, 2008 under the Companies Act to become the direct holding company of CSC Holdings. CCBS has three operating subsidiaries in China: Jiachenhong, Nuoya and Lukou. As of March 31, 2021, CCBS holds an indirect 100.0% interest in each of Jiachenhong and Nuoya and an indirect 90.0% interest in Lukou. In addition, CCBS holds an indirect 10.0% (approximately) interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Immediately following the Business Combination and the share exchange with the remaining CCBS’ shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. Golden Meditech is a publicly traded company on the Hong Kong Stock Exchange during the period from December 28, 2001 to October 20, 2020 and is a China-based healthcare company with investment in the cord blood banking business via equity interests in CCBC. Golden Meditech is not engaged in any activities or businesses that directly compete with CCBS’s business. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, Pantheon management prior to the Business Combination owned 2.0% of CCBC’s issued shares and CCBC management team owned 5.7% of CCBC’s issued shares.

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

In November 2010, we completed a follow-on public offering of 7,000,000 shares at US$4.50 per share. Total gross proceeds of US$31.5 million raised were used in building out our Zhejiang operation and for general working capital purposes.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. We owned 24,366,666 shares in both LFC and Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore later on acquired Stemlife, a Malaysia-based cord blood banking operator. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. As of March 31, 2021, we owned 25,516,666 shares in Cordlife Singapore, which represents approximately 10.0% equity interest. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In February 2018, we disposed all the shares in LFC.

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

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were granted in December 2014. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested. Subsequently, no RSUs were issued and outstanding as of March 31, 2021.

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

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.5 per ordinary share. On June 5, 2019, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the special committee. In February 2020, Mr. Jacky Cheng joined the special committee as a member. In February 2021, our Board of Directors and the Board of Cordlife Singapore mutually agreed to discontinue any further discussions regarding the CGL Proposal.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof as defendants in connection with the CGL Proposal. The proceedings, captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), challenged the CGL Proposal and alleged, among other things, that the consideration to be paid in such proposal was inadequate, as was the process by which the proposal was being evaluated due to the alleged lack of independence of certain members of the special committee to evaluate the CGL Proposal. The proceedings sought, among other relief, to enjoin the defendants from consummating the CGL Proposal and to direct the defendants to revoke the appointment of such members of the special committee. The Company reviewed the allegations contained in the summons and believed they were without merit. The Company defended the litigation vigorously and filed an application to strike out the proceedings on January 20, 2021. In May 2021, the proceedings were dismissed by the Cayman Islands Grand Court with costs ordered in favour of the Company and the other defendant directors.

On March 2, 2021, our Board of Directors received an unsolicited non-binding proposal letter from Alternate Ocean, pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities that it manages and/or advises, proposes to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions. Our Board of Directors has formed a Special Committee of independent directors who are not affiliated with Alternate Ocean to evaluate such proposal. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Chen serving as the chair of the Special Committee.

As of the date of this report, the Special Committee is still considering and evaluating the Alternate Ocean Proposal, but it has not made any decision regarding the Alternate Ocean Proposal. See “Risk Factors — Risks to our Shareholders — There can be no assurance that any agreement will be executed with respect to the proposal made by Alternate Ocean, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ordinary shares would likely have an effect on the market price of our ordinary shares.”.

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.	Property, Plant and Equipment

As of March 31, 2021, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

			Area
			occupied
			(in square
Premises	Nature of use	Terms of use	meters)
Beijing	Laboratories, storage facilities for cord blood units and office space	Acquired in November 2006 for a consideration of RMB28.6 million for a term of 40 years.	9,600
Guangdong	Laboratories, storage facilities for cord blood units and office space	Acquired in June 2012 for a consideration of RMB100.0 million for a term of 44 years.	14,608
Zhejiang	Laboratories, storage facilities for cord blood units and office space	Acquired in January 2013 for a consideration of RMB87.3 million for a term of 50 years.	5,562
Total			29,770

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to the hospitals for patients who are in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. On September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also invested and owned 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in the Shandong province (our controlling shareholder owns 76.0% of Qilu).

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 2.2 million in 2019, accounting for approximately 49% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2020. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2020, the nation has a newborn population of over 14.6 million in 2019; and according to the CIA World Factbook, China had the second largest newborn population in the world. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population. The estimated penetration rate in our operating regions is approximately 4%, 4% and 4% for the fiscal years ended March 31, 2018, 2019 and 2020 (based on the number of new subscriber sign-ups for the fiscal years ended March 31 2018, 2019 and 2020 divided by the estimated number of newborns of the corresponding calendar years ended December 31, 2017, 2018 and 2019 according to the China Statistical Yearbook).

The following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

	Estimated no. of births		Estimated penetration rate
	in the Company’s	New subscriber	in the Company’s
Fiscal year	operating regions (1)	sign-ups (net) (2)	operating regions
2018	2,383,395	91,789	4%
2019	2,245,833	89,366	4%
2020	2,217,562	84,241	4%
(1)	Source: China Statistical Year Book 2018, 2019 and 2020, calendar year information for 2017, 2018 and 2019.

(2)	Based on the fiscal year ended March 31 following the calendar year reported.

We expect the demand for cord blood banking services will grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with approximately 10.0% equity interest (as of March 31, 2021) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides exposure and insight into attractive markets such as India, Indonesia, Malaysia and the Philippines, and relatively mature markets such as Singapore and Hong Kong.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 761-person sales team has direct access to expectant parents through collaboration with 383 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, social media, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 901,437 in March 2021.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2021, storage fee revenues represented 42.5% of our total revenues.

We recorded revenues and net income of RMB1,159.6 million (US$177.0 million) and RMB516.2 million (US$78.8 million), respectively, during our fiscal year ended March 31, 2021.

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

Our new subscriber sign-ups for the years ended March 31, 2019, 2020 and 2021 were 89,366, 84,241 and 72,045, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expense in the future. In addition to increasing the variety of services offered, another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicant in other regions. To service the various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “— Our Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures”. In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

●	Acquisition of Nuoya. Prior to our acquisition of the right to operate in Guangdong through our acquisition of Nuoya, Nuoya did not engage in commercial operation and had no substantial liabilities, and its former management did not maintain complete, accurate and reliable financial information. We nonetheless proceeded with the investment because the cord blood bank operated by Nuoya had the exclusive right to operate in Guangdong, one of our target markets. Shortly after the acquisition, we remedied the situation by making the necessary corporate actions.

●	Investment in Lukou. In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in the Zhejiang province for a cash consideration of US$12.5 million during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in the Zhejiang province to provide cord blood stem cell banking service for expectant parents and to preserve cord blood units donated by the public but it had no commercial operation prior to our involvement.

●	Investment in Qilu. Qilu is the operator of the sole licensed cord blood bank in the Shandong province. It obtained permission from the Shandong DOH to commence operation in May 2009. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0% (our controlling shareholder owns 76.0% of Qilu). In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence in Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and record the investment at cost less impairment losses (if any).

●	Expanding in other healthcare services. There is uncertainty and risk when we expand our service offering beyond cord blood banking. As part of our growth strategy, we intend to offer additional healthcare services to our existing and future subscribers which in turn diversify our revenue stream. There is no guarantee that we can successfully commercialize such services or such services will be well received by our existing and future subscribers. Also, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable event which can materially adversely affect our operation and financial condition.

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

Demand for Cord Blood Banking Services

As of the date of this report, seven cord blood banking licenses had been granted in seven regions in China, and the PRC government did not grant any new cord blood banking licenses before 2020 in addition to the seven existing cord blood banking licenses up to the end of 2020. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood bank licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to nineteen regions, including Beijing. Detailed rules on the implementation of the New Policy is yet to be provided by relevant government agencies. On September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, by 3 FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking up to twenty-one regions. On December 30, 2020, the NHC announced the 2021 Policy. According to the 2021 Policy, in order to improve public health and medical safety and for the authorities to refine cord blood banking related policies, monitoring processes, and enforcement measures, it is decided that no cord blood banking license applications will be accepted in 2021. For further information of the New Policy, please refer to “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected as a result of regulatory changes in the cord blood banking industry in China.”. Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population; (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas; (iii) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking; and (iv) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking.

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

Payment Methods for Subscribers

We offered our subscribers three payment options:

●	Option One: payment of a one-time processing fee of RMB9,800 (RMB6,800 prior to April 1, 2019, RMB5,800 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing; and RMB5,000 prior to April 1, 2011) upon delivery of the cord blood unit to our premises for testing and processing, which we referred generally as “the time of subscription”, and an annual storage fee of approximately RMB860 payable each year by subscribers who signed up after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing (RMB500 prior to April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing) for a period of 18 years. Starting from January 1, 2014, subscribers in Beijing who elected this payment option and signed up before May 1, 2013 is obligated to pay a revised annual storage fee of RMB535.

●	Option Two: payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at the time of subscription. This payment option has been suspended since January 1, 2008. Nevertheless, an amended version of this option, which provides for the payment of a one-time processing fee of RMB5,000 and an upfront payment for 18 years of storage fees at the time of subscription, had become available to new subscribers since February 1, 2009. Effective from April 1, 2011, subscribers in Beijing who choose this option will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18). Effective from April 1, 2011, subscribers in Guangdong who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640. Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, subscribers who choose this option will pay an upfront payment for 18 years of storage fees (approximately RMB602 x 18) and a one-time processing fee of RMB6,800. Effective from April 1, 2019, subscribers in Beijing who choose this option will pay an upfront payment for 18 years of storage fee (approximately RMB602 x18) and a one-time processing fee of RMB9,800 and subscribers in Guangdong and Zhejiang who choose this option will pay an upfront payment for 18 years of storage fee (approximately RMB435 x 18) and a one-time processing fee of RMB9,800.

●	Option Three: payment of the processing fee by installment, including an initial payment of RMB1,100 at the signing of the contract and an annual payment of RMB300 each year from the second year until the end of the eighteenth year, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years, applicable to subscriptions in Beijing and Guangdong prior to April 1, 2011.

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

For the year ended March 31, 2021, approximately 18.6% of new subscribers chose Option One, compared to 36.6% in the year ended March 31, 2020. Option Two represented approximately 52.2% of new subscribers who signed up during the year ended March 31, 2021, compared to 49.9% in the previous year. 29.2% of new subscribers chose Option Three for the year ended March 31, 2021, compared to 13.5% in the year ended March 31, 2020. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding account receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2021, current accounts receivable increased to RMB130.3 million (US$19.9 million), as compared to RMB104.3 million as of March 31, 2020 resulted from the increase in new subscribers choosing Option Three, partially offset by the effect of increased allowance for credit losses. Turnover periods for current accounts receivable for the years ended March 31, 2019, 2020 and 2021 determined based on average current accounts receivable and revenues in the respective periods, were 38 days, 30 days and 37 days, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current accounts receivables. Non-current accounts receivable increased mainly driven by the increase in new subscribers choosing Option Three. Non-current accounts receivable as of March 31, 2021 amounted to RMB217.2 million (US$33.2 million), as compared to RMB160.0 million last year.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for a period of 18 years. The contract may be shorter than 18 years if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of 18 years. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

●	Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use payment option (3)). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full period of 18 years. See “Key Information — Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations may be materially adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period of 18 years.” As of March 31, 2020 and 2021, there were 57,498 and 59,519 subscribers, from whom we have ceased to recognize storage fee revenue as we determined that it is not probable that we will collect substantially all of the expected consideration from those subscribers based on reassessment. The references to our number of subscribers as of a particular date in this annual report are inclusive of those subscribers and therefore do not represent the total number of paying subscribers.

●	For subscription contracts signed before January 1, 2008, we do not have the right to amend or terminate such subscription contracts as long as our subscribers continue to renew the contract over the 18-year period. Inflation in China may adversely impact our profit margins through increased costs of compensation and expenses. Although we believe that we could offset some of the effects of inflation through technological advances, economies of scale and operational efficiencies, our financial condition and results of operations may be materially adversely affected by increased operating costs. Starting from January 1, 2008, under the new subscription contract, we reserved the right to review and adjust the annual storage fee in accordance with the local inflation index.

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2021, we collaborate with 383 hospitals across Beijing, Guangdong and Zhejiang.

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

Our likelihood of success in our application should be evaluated in light of following:

●	It generally takes several years to receive a cord blood banking license in China. Following the submission of a written notice to the LHC, the applicant usually would be required to incur significant initial investments, including costs associated with the construction of facilities, to demonstrate to the LHC that it is capable of meeting the stringent application requirements for a license prior to the receipt of such a license. For example, the cord blood bank in Beijing operated by Jiachenhong took six years to obtain its license, during which time it incurred substantial costs to construct facilities meeting the stringent application requirements prior to obtaining a license.

●	As the first operator of the licensed cord blood bank in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to apply for additional licenses (if available). Currently, we have not submitted any written notice to any LHC concerning our intention to construct and operate a cord blood bank in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the LHC in any region in which we intend to construct and operate a cord blood bank. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially adversely affected. See “Key Information — Risk Factors — Risks Relating to Our Business — We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially adversely affected.”

●	There exist substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan or corporate structure from time to time to respond to a changing regulatory environment, which could materially adversely affect our financial condition and results of operations. For example, prior to March 2005, there were two cord blood banks under construction in the regions outside Beijing as part of the strategy to further expand business in regions where the PRC government is likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available at the time. As we continued to monitor the government’s policy on regions where additional cord blood banking licenses were likely to be issued but basing on available information, we were unable to ascertain whether the locations of the two cord blood banks were regions where additional cord blood banking licenses in China were likely to be issued. As such, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we have neither identified any specific locations nor expressed any written interest in constructing a cord blood bank.

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2020, the number of newborns in Guangdong was over 1.4 million in 2019. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in the Shandong province for a cash consideration of approximately US$20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0% (our controlling shareholder owns 76.0% of Qilu). Based on China Statistical Yearbook 2020, over 1.1 million babies were born within the Shandong province during 2019. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank for consideration of US$12.5 million, and to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou. Through these transactions, we further expanded our addressable market size by accessing the Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2020, over 0.6 million babies were born within the Zhejiang province during 2019. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In February 2018, the Company disposed all of its shares in LFC. As of March 31, 2021, we owned 25,516,666 shares in Cordlife Singapore, which represents approximately 10.0% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2021. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income. For the years ended March 31, 2019, 2020 and 2021, decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB57.1 million, RMB13.2 million and increase in fair value of equity investments of RMB25.4 million (US$3.9 million) were recorded as other expenses and income through net income.

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

Jiachenhong’s HNTE certificate was dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE status was redetermined by the relevant PRC tax authority in February 2021 and the renewed HNTE certificate was dated December 2, 2020 with a validity of 3 years. Such status is valid retroactively as of January 1, 2020 and will expire on December 31, 2022, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

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

Lukou’s HNTE certificate was dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and expired on December 31, 2020. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2021 to December 31, 2023.

In accordance with the Notice of Revision and Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises (the “Guidelines”), which was jointly promulgated by the Ministry of Science and Technology, the MOF and the SAT on June 22, 2016 and replaced the Notice of Promulgation of the Guidelines for Determination and Administration of High-tech Enterprises, promulgated on July 8, 2008 , enterprises that were classified as high-tech enterprises prior to January 1, 2016 in accordance with previous Guidelines will have their qualifications remain valid if such qualifications have not expired. For high-tech enterprises that were granted tax exemption and reduction treatment for a certain period by relevant tax law under previous Guidelines and whose tax holiday has not expired, Circular 39 shall continue to apply. See “Key Information — Risk Factors — Risks Relating to Operations in China — The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.”, and Note 16 to our annual consolidated financial statements included elsewhere in this report.

The EIT Law and the implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2017, a reversal of provision for income taxes of RMB14.3 million was made due to the change in future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. During the year ended March 31, 2021, PRC withholding tax of RMB2.0 million (US$0.3 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred tax liabilities on the undistributed earnings of the PRC subsidiaries as of March 31, 2021.

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

With respect to matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize revenues upon the satisfaction of its performance obligation, which is to transfer the control of the promised cord blood unit to the recipient. For further details regarding our revenue recognition, see Note 2(m) to our annual consolidated financial statements included elsewhere in this report.

Valuation of Inventories

A significant portion of our inventories consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in its handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB91.4 million (US$14.0 million) as of March 31, 2021. Management periodically reviews our portfolio of donated cord blood units to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. If demand for our matching services is significantly different from the management’s expectations, the valuation of donated cord blood units could be materially impacted.

With respect to the cost of matching units donated by the public and delivered to the hospitals for patients who are in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the cost of revenues equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2021, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 16.9 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology for the three-year period ended March 31, 2021. The reported gross profit (gross margin) from our matching revenue were RMB6.9 million (76%), RMB7.7 million (76%) and RMB9.5 million (77%) for the years ended March 31, 2019, 2020 and 2021, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to cost of revenues. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2021 would have increased/(deceased) gross profit by RMB267 and RMB277, respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2021 would have increased/(deceased) gross profit by RMB261 and RMB298, respectively.

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

Allowance for Credit Losses

Prior to April 1, 2020, an allowance for credit losses was recorded in the period in which a loss was determined to be probable based on an assessment of historical write-off experience, customer specific facts and economic conditions. Allowance was reversed when the underlying balance of credit losses were subsequently collected. Receivable balances were written off when after all means of collection have been exhausted and the potential for recovery is considered remote.

On April 1, 2020, the Group adopted Accounting Standards Codification Topic 326: Financial Instruments — Credit Losses using the modified retrospective approach with no impact on retained earnings. Upon the adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable and other receivables, as of period ends. After the adoption, losses on accounts receivable are recognized upon origination of the accounts receivable, based on expected credit losses for the life of the accounts receivable.

The Group considers accounts receivable to be delinquent when the balance is past due for one day or more. The Group has identified relevant risk characteristics of accounts receivable which include type of the services the Group provides, nature of the customers or a combination of these characteristics. Accounts receivables with similar risk characteristics have been grouped into pools. For each pool, the Group determines expected credit losses for accounts receivable using an aging schedule as of period ends. The expected credit loss rates under each aging schedule are developed on the basis of historical loss rates from historical observation period, and adjusted to reflect the effects of current and future economic conditions over reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Group applies the immediate reversion method to revert to its historical loss rates for the remaining life of the accounts receivable. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For non-current accounts receivable, the Group uses the aging of current accounts receivable of individual customers to monitor the credit quality of corresponding non-current accounts receivables. Based on historical experience, the aging of current accounts receivable is the strongest indicator of the credit quality of corresponding non-current accounts receivables. The aging category of non-current accounts receivables is updated quarterly.

For the allowance of other receivables, the Group identifies relevant risk characteristics of related receivables. Other receivables with similar risk characteristics are grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, reasonable and supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. When specific other receivables are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately.

Principal Components of Our Statements of Comprehensive Income

Revenues

We have two types of customers: subscribers, who pay processing and storage fees pursuant to the terms of their subscription contracts as consideration for our subscription services, and transplant patients, who pay matching fees via hospitals as consideration for our delivery of donated cord blood units for their operations.

The sources of our revenues consist of the following:

●	Processing fees. Gross processing fee is charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011. Since April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, gross processing fee of RMB6,800 was charged. Commencing on April 1, 2019, processing fee is charged at the rate of RMB9,800. Gross processing fee includes a 5% business tax and since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. Processing fee represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax or value-added tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay a portion of the processing fee in installments.

●	Storage fees. Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option (1) or (3) is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription. Should the subscriber subsequently terminate the contract prior to the expiration of 18 years, the amount of storage fees prepaid less storage fees for the actual storage period were refunded to the subscriber. For subscription under option (2), the prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the storage period.

●	Matching fees. Gross matching fee, is currently charged generally at the rate of RMB15,000 (inclusive of a 5% business tax or 6% value-added tax), represents consideration for the successful identification and retrieval of a matching cord blood unit suitable for transplant. We record the matching fee as our revenue on a net of business tax or value-added tax basis. We recognize the matching fee when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

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

Cost of revenues also include an annual technical consulting fee of RMB3.0 million (US$0.5 million) (RMB2.6 million prior to September 2017) payable by us to PEKU pursuant to a 4-year contract commencing September 2017 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.6 million (US$0.5 million) (RMB3.2 million prior to April 2020). The agreement has a term of no less than 20 years commencing in November 2009. Lukou also entered into a co-operation agreement with Zhejiang Provincial Blood Center in relation to the operation of cord blood bank in Zhejiang with advisory fee for providing technical consultancy services.

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

Operating Expenses

Operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

●	Research and development expenses. Research and development expenses consist primarily of expenses incurred in research and development activities that are conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. Research and development expense are expensed immediately as they are incurred.

●	Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel; promotional and advertising expenses; travel expenses for sales and marketing activities and depreciation of equipment used for sales and marketing activities.

●	General and administrative expenses. General and administrative expenses consist primarily of compensation for the management team and the finance and administrative personnel; travel, lease and other expenses for general corporate purposes; professional advisor fees and depreciation of equipment used for general and administrative activities.

COVID-19 Pandemic Outbreak

The impact of the COVID-19 pandemic is affecting our salesforce and our marketing activities. The number of new subscribers decreased by 14.5% to 72,045 during the year ended March 31, 2021 as compared to 84,241 during the year ended March 31, 2020. Our revenues for the year ended March 31, 2021 decreased to RMB1,159.6 (US$177.0 million) as compared to RMB1,221.5 million for the year ended March 31, 2020. In addition, while the pandemic is expected to have a negative impact on our financial performance in the year ending March 31, 2022, we cannot quantify the magnitude and duration of such impact at this time given the fluidity of the situation, see “Risk Factors — Risks Relating to Our Business — Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.”.

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2021			2020		2019
	US$	RMB	%	RMB	%	RMB	%

	(in thousands except for percentage)
Revenues	176,995	1,159,639	100.0	1,221,460	100.0	986,754	100.0
Cost of revenues	(27,313)	(178,947)	(15.4)	(189,128)	(15.5)	(186,027)	(18.9)
Gross profit	149,682	980,692	84.6	1,032,332	84.5	800,727	81.1
Operating expenses
Research and development	(3,628)	(23,769)	(2.0)	(21,109)	(1.7)	(14,688)	(1.5)
Sales and marketing	(36,279)	(237,691)	(20.5)	(261,958)	(21.4)	(235,062)	(23.8)
General and administrative	(26,613)	(174,362)	(15.1)	(190,232)	(15.6)	(169,320)	(17.2)
Total operating expenses	(66,520)	(435,822)	(37.6)	(473,299)	(38.7)	(419,070)	(42.5)
Operating income	83,162	544,870	47.0	559,033	45.8	381,657	38.6
Other income/(expenses), net
Interest income	4,716	30,899	2.7	25,359	2.1	25,320	2.6
Foreign currency exchange gains/(losses)	24	155	0.0	(303)	(0.0)	(62)	(0.0)
Change in fair value of equity securities	3,875	25,385	2.2	(13,172)	(1.1)	(57,125)	(5.8)
Dividend income	196	1,281	0.1	507	0.0	976	0.1
Others	1,246	8,161	0.7	7,388	0.6	5,695	0.6
Total other income/(expenses), net	10,057	65,881	5.7	19,779	1.6	(25,196)	(2.5)
Income before income tax	93,219	610,751	52.7	578,812	47.4	356,461	36.1
Income tax expense	(14,431)	(94,546)	(8.2)	(101,084)	(8.3)	(61,260)	(6.2)
Net income	78,788	516,205	44.5	477,728	39.1	295,201	29.9

Year Ended March 31, 2021 Compared to Year Ended March 31, 2020

Revenues

Revenues decreased by 5.1% to RMB1,159.6 million (US$177.0 million) for the year ended March 31, 2021, from RMB1,221.5 million for the year ended March 31, 2020. The processing fee and other revenues decreased by 13.4% to RMB666.7 million (US$101.8 million) during the year ended March 31, 2021 mainly due to the decline in new subscribers as a result of the impact from COVID-19 pandemic. The pandemic affected the Company’s hospital channels and business operations. In addition, newborn numbers in the Company’s operating markets decreased. The storage fee revenues increased by 9.1% to RMB492.9 million (US$75.2 million) during the year ended March 31, 2021, mainly due to the expansion of total subscriber base. For the year ended March 31, 2021, 72,045 new subscribers were recruited, compared to 84,241 in the year ended March 31, 2020. Taking into account the termination of 3,702 subscription services in accordance with the terms and conditions of the subscription contracts since the Company determined that the recoverability of those private cord blood units was remote, total units deposited by our subscribers increased to 901,437 as of March 31, 2021, compared to 833,094 as of March 31, 2020. There was no other material early termination recorded for the years ended March 31, 2020 and 2021.

For the year ended March 31, 2021, processing fee and other revenues and storage fee revenues accounted for 57.5% and 42.5% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2020 in which processing fee and other revenues and storage fee revenues accounted for 63.0% and 37.0% of total revenues respectively.

Cost of Revenues

Cost of revenues decreased to RMB178.9 million (US$27.3 million) for the year ended March 31, 2021 from RMB189.1 million in the year ended March 31, 2020, which was mainly resulted from lower variable costs due to decrease in new subscribers and labor cost. Costs including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs. For the year ended March 31, 2021, variable costs and fixed costs accounted for 67.6% and 32.4% of total cost of revenues, respectively.

Gross Profit

For the year ended March 31, 2021, gross profit amounted to RMB980.7 million (US$149.7 million), down 5.0% from RMB1,032.3 million for the year ended March 31, 2020. The decrease was generally in line with the decrease in total revenues. Gross margin for the year ended March 31, 2021 was 84.6%, compared to 84.5% in the year ended March 31, 2020. The Company’s cost-saving efforts had kept margin stable.

Operating Expenses

Total operating expenses decreased to RMB435.8 million (US$66.5 million) for the year ended March 31, 2021, compared to RMB473.3 million for the year ended March 31, 2020. It was largely attributable to the decreased marketing and promotional related expenses, and general and administrative expenses.

●	Research and development expenses. For the year ended March 31, 2021, we incurred research and development expenses of RMB23.8 million (US$3.6 million), compared to RMB21.1 million in the year ended March 31, 2020. Research and development expenses increased from 1.7% of revenues for the year ended March 31, 2020 to 2.0% of revenues for the year ended March 31, 2021, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cells.

●	Sales and marketing expenses. Sales and marketing expenses amounted to RMB237.7 million (US$36.3 million) for the year ended March 31, 2021, decreased by 9.3% as compared to RMB262.0 million in the year ended March 31, 2020 as the Company scaled-back its sales, marketing and promotional activities in light of weak demand. In particular, the reduction in sales force head count, as well as fewer promotional activities, kept sales and marketing expenses in check with the topline reduction. As a percentage of revenues, sales and marketing expenses decreased from 21.4% in last year to 20.5% in the current year.

●	General and administrative expenses. For the year ended March 31, 2021, general and administrative expenses decreased to RMB174.4 million (US$26.6 million), compared to RMB190.2 million for the year ended March 31, 2020, as the decreases in staff costs and legal and professional fees outgrew a higher allowance for credit losses.

Operating Income

As a result of the foregoing, operating income decrease slightly to RMB544.9 million (US$83.2 million) for the year ended March 31, 2021 from RMB559.0 million for the year ended March 31, 2020, primarily due to the decrease in new subscribers.

Other Income/(Expenses), Net

For the year ended March 31, 2021, the Company recorded net other income of RMB65.9 million (US$10.1 million), as compared to RMB19.8 million in the year ended March 31, 2020.

●	Interest Income. Interest income amounted RMB30.9 million (US$4.7 million) in the year ended March 31, 2021, compared with RMB25.4 million in the year ended March 31, 2020.

●	Change in Fair Value of Equity Securities. For the year ended March 31, 2021, the Company recognized RMB25.4 million (US$3.9 million) increase in fair value of equity securities as other income, compared to RMB13.2 million decrease in fair value of equity securities as other expense for the year ended March 31, 2020. Such increases were mainly attributable to the increase in fair value of our investments in equity securities.

●	Dividend Income. For the years ended March 31, 2020 and 2021, we recorded dividend income received from Cordlife Singapore of RMB0.5 million and RMB1.3 million (US$0.2 million), respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2021 amounted to RMB610.8 million (US$93.2 million), increased from RMB578.8 million for the year ended March 31, 2020.

Income Tax Expense

For the year ended March 31, 2021, we recorded an income tax expense of RMB94.5 million (US$14.4 million), compared to RMB101.1 million for the year ended March 31, 2020. During the years ended March 31, 2020 and 2021, PRC withholding tax of RMB4.5 million and RMB2.0 million (US$0.3 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2021 amounted to RMB516.2 million (US$78.8 million), compared to RMB477.7 million for the year ended March 31, 2020.

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Revenues

Revenues increased by 23.8% to RMB1,221.5 million for the year ended March 31, 2020, from RMB986.8 million for the year ended March 31, 2019. The processing fee and other revenues increased 28.1% to RMB769.8 million during the year ended March 31, 2020 mainly due to the implementation of a new processing fee since April 2019. The processing fee was increased to RMB9,800 from RMB6,800 since April 1, 2019 to absorb rising costs associated with the Company’s technology and service advancements and to properly position the Company’s services among its peers in China. The storage fee revenues increased 17.1% to RMB451.7 million during the year ended March 31, 2020 mainly due to the expansion of total subscriber base. The increase in processing fee outweighed the impact of decrease in new subscribers. For the year ended March 31, 2020, 84,241 new subscribers were recruited, compared to 89,366 in the year ended March 31, 2019. Taking into account the reclassification of 1,420 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote, total units deposited by our subscribers increased to 833,094 as of March 31, 2020, compared to 750,273 as of March 31, 2019. There was no other material early termination recorded for the years ended March 31, 2019 and 2020.

For the year ended March 31, 2020, processing fee and other revenues and storage fee revenues accounted for 63.0% and 37.0% of total revenues respectively, compared to the revenue structure for the year ended March 31, 2019 in which processing fee and other revenues and storage fee revenues accounted for 60.9% and 39.1% of total revenues respectively.

Cost of Revenues

Cost of revenues increased to RMB189.1 million for the year ended March 31, 2020 from RMB186.0 million in the year ended March 31, 2019, which was mainly resulted from the increased direct labor and related costs. For the year ended March 31, 2020, variable costs and fixed costs accounted for 69.1% and 30.9% of total cost of revenues, respectively. Expenses including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs.

Gross Profit

For the year ended March 31, 2020, gross profit amounted to RMB1,032.3 million, up 28.9% from RMB800.7 million for the year ended March 31, 2019. The increase was generally in line with the increase in total revenues. Gross margin for the year ended March 31, 2020 was 84.5%, compared to 81.1% in the year ended March 31, 2019. Such margin improvement was mainly due to the increase in processing fee which exceeded the increase in direct labor and related costs.

Operating Expenses, Net

Total operating expenses increased to RMB473.3 million for the year ended March 31, 2020, compared to RMB419.1 million for the year ended March 31, 2019. It was largely attributable to the increased marketing and promotional related expenses, and general and administrative expenses.

●	Research and development expenses. For the year ended March 31, 2020, we incurred research and development expenses of RMB21.1 million, compared to RMB14.7 million in the year ended March 31, 2019. Research and development expenses increased from 1.5% of revenues for the year ended March 31, 2019 to 1.7% of revenues for the year ended March 31, 2020, reflecting the Company’s continued effort on technology advancement in relation to cord blood stem cells extraction, separation and preservation.

●	Sales and marketing expenses. Sales and marketing expenses amounted to RMB262.0 million for the year ended March 31, 2020, increased by 11.4% as compared to RMB235.1 million in the year ended March 31, 2019 as the Company continued to strengthen its sales teams through new recruits and enhance performance-based incentive schemes. Besides, in order to encourage consumer spending on its services (as a result of the increase in processing fee), the Company dedicated more resources to marketing and promotion activities during the year ended March 31, 2020. As a percentage of revenues, sales and marketing expenses decreased from 23.8% in the year ended March 31, 2019 to 21.4% in the year ended March 31, 2020.

●	General and administrative expenses. For the year ended March 31, 2020, general and administrative expenses increased to RMB190.2 million, compared to RMB169.3 million for the year ended March 31, 2019, as the increases in staff costs and legal and professional fees outgrew a lower allowance for credit losses.

Operating Income

As a result of the foregoing, operating income increased by 46.5% to RMB559.0 million for the year ended March 31, 2020 from RMB381.7 million for the year ended March 31, 2019.

Other Income/(Expenses), Net

For the year ended March 31, 2020, the Company recorded net other income of RMB19.8 million, as compared to net other expenses of RMB25.2 million in the year ended March 31, 2019.

●	Interest Income. Interest income amounted RMB25.4 million in the year ended March 31, 2020, compared with RMB25.3 million in the year ended March 31, 2019.

●	Change in Fair Value of Equity Securities. For the year ended March 31, 2020, the Company recognized RMB13.2 million, compared to RMB57.1 million decrease in fair value of equity securities as other expense. Such decreases were mainly attributable to our investments in Cordlife Singapore.

●	Dividend Income. For the years ended March 31, 2019 and 2020, we recorded dividend income received from Cordlife Singapore of RMB1.0 million and RMB0.5 million, respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2020 amounted to RMB578.8 million, increased from RMB356.5 million for the year ended March 31, 2019.

Income Tax Expense

For the year ended March 31, 2020, we recorded an income tax expense of RMB101.1 million, compared to RMB61.3 million for the year ended March 31, 2019. During the year ended March 31, 2020, PRC withholding tax of RMB4.5 million was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2020 amounted to RMB477.7 million, compared to RMB295.2 million for the year ended March 31, 2019.

Liquidity and Capital Resources

As of March 31, 2021, we had cash and cash equivalents of RMB6,075.8 million (US$927.3 million). We use a variety of sources, both external and internal, to finance our operations. We may use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing and debt financing from institutional investors and banks. As of March 31, 2020 and 2021, we do not maintain any credit facilities.

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

We expect that we will finance our capital expenditure requirements with a combination of future offerings of equity or debt securities, bank borrowings at different subsidiary levels, and operating cash flows. Our need for, and the availability of, external financing is influenced by many factors, including profitability, operating cash flows, debt levels, contractual restrictions and market and regulatory conditions.

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies as well as the global pandemic, it may be challenging for us to sustain a growth momentum going forward. Our operations have not experienced significant deterioration in terms of number of new cord blood intake during the year ended March 31, 2021 in light of the current economic and capital market condition and the global pandemic situation. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2021		2020	2019
	US$	RMB	RMB	RMB

	(in thousands)
Net cash provided by operating activities	96,266	630,710	624,004	792,118
Net cash used in investing activities	(3,069)	(20,107)	(146,061)	(30,210)
Net cash used in financing activities	(927)	(6,074)	(4,039)	(21,192)
Effect of foreign currency exchange rate change on cash and cash equivalents	(321)	(2,104)	1,608	6,535

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased slightly by 1.1% to RMB630.7 million (US$96.3 million) during the year ended March 31, 2021, compared to RMB624.0 million during the year ended March 31, 2020. The slight increase was mainly attributable to (i) the increase in advance payments made by customers prior to the completion of cord blood processing services and (ii) the change in inventories and prepaid expense; partially offset by the increase in accounts receivable.

Net cash provided by operating activities decreased by 21.2% to RMB624.0 million during the year ended March 31, 2020, compared to RMB792.1 million during the year ended March 31, 2019. The decrease was mainly attributable to the decrease in the number of new subscribers and a significant decrease in advance payments made by customers prior to the completion of cord blood processing services, as a result of the outbreak of the COVID-19 pandemic in the fourth quarter; partially offset by the increase in the processing fee implemented in April 2019.

Net Cash Used in Investing Activities

Net cash used in investment activities during the year ended March 31, 2021 decreased to RMB20.1 million (US$3.1 million) from RMB146.1 million for the year ended March 31, 2020, as there was a net payment of investment deposit during the year ended March 31, 2020. The net cash used in investment activities during the year ended March 31, 2021 was primarily for the purchases of property, plant and equipment.

Net cash used in investment activities amounted to RMB30.2 million and RMB146.1 million for the years ended March 31, 2019 and 2020 respectively. The increase was due to the net increase in investment deposit.

Net Cash Used in Financing Activities

Net cash used in financing activities was RMB6.1 million (US$0.9 million) for the year ended March 31, 2021. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB4.0 million for the year ended March 31, 2020. The cash was used in paying dividend by Lukou to its non-controlling interest shareholders.

Net cash used in financing activities was RMB21.2 million for the year ended March 31, 2019. The cash was used in (i) paying cash dividend which was declared in June 2018 to the Company’s shareholders; and (ii) paying dividend by Lukou to its non-controlling interest shareholders.

Capital Expenditures

For the years ended March 31, 2019, 2020 and 2021 our capital expenditures consisted primarily of expenditures relating to purchase of equipment for our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks.

We are also in discussion for potential acquisitions or collaboration. Some of these discussions are ongoing, and we have not reached an agreement or executed any binding or non-binding written agreements with respect to the terms and conditions of any potential acquisition with any potential targets. As cash requirements relating to potential acquisitions may vary significantly depending on the targets we may acquire, our future capital expenditures may differ significantly from our current plans.

Contractual Obligations and Commercial Commitments

The table below presents annual payments due by year for our contractual obligations and commercial commitments as of March 31, 2021.

Lease Obligation

	Less than			More than
	1 year	1–3 Years	3–5 Years	5 years	Total
	RMB	RMB	RMB	RMB	RMB

(in thousands)
Lease obligations	1,636	147	—	—	1,783

●	Lease obligations. As of March 31, 2021, the Company has two operating leases for offices with remaining term expiring in 2022 and 2024 respectively, and a weighted average remaining lease term of 1.8 years. The Company has fair value renewal options for one of the Company’s existing leases, none of which are considered reasonably certain of being exercised or included in the minimum lease term. Weighted average discount rates used in the calculation of the lease liability is 4.75%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Contractual Obligation

	Less than			More than
	1 year	1–3 Years	3–5 Years	5 years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Commercial commitments	4,850	7,200	7,200	12,900	32,150
Debt obligations	43,305	87,075	83,169	308,765	522,314
	48,155	94,275	90,369	321,665	554,464

●	Commercial commitments. The commercial commitments primarily relate to the fees payable to PEKU and GWCH pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB3.0 million (US$0.5 million) for a term of four years and a fixed annual amount of RMB3.6 million (US$0.5 million) for a term of twenty years, respectively.

●	Debt obligations. The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage payment includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and non-current (collected and payable over one year) other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

Recently Adopted Accounting Standards

In February 2016, the FASB issued Topic 842 which requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company adopted this standard on a modified retrospective basis and used the following practical expedients:

●	the Company did not reassess if any expired or existing contracts are or contain leases; and

●	the Company did not reassess the classification of any expired or existing leases.

The adoption of Topic 842 resulted in the recognition of the right-of-use assets and the lease liabilities for operating lease as of April 1, 2019 of RMB6,883 and RMB5,758, respectively. There was no cumulative effect to the retained earnings as of April 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company adopted Topic 326 on April 1, 2020 using the modified retrospective approach with no impact on the retained earnings.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng (1)	49	Chief Executive Officer, Chairperson and Chief Executive Officer — Beijing Division
Albert Chen	45	Chief Financial Officer and Director
Ping Xu	42	Non-executive Director
Mark D. Chen (1)(4)	53	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	57	Independent Non-executive Director
Jennifer J. Weng (2)(3)	53	Independent Non-executive Director
Jack Chow (1)(2)(3)(4)	60	Independent Non-executive Director
Jacky Cheng (2)(4)	47	Independent Non-executive Director
Rui Arashiyama	62	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	67	Chief Technology Officer
(1)	Members of Nominating and Corporate Governance Committee
(2)	Members of Compensation Committee
(3)	Members of Audit Committee
(4)	Members of Special Committee

Ting Zheng, serves as our chief executive officer, chairperson of the Board and chairperson of the Nominating and Corporate Governance Committee. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of GCBC. Aside from overseeing the overall operation of GCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of GCBC. She has more than sixteen years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She had assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Between August 2012 and May 2019, Ms. Zheng served as a non-executive director of Golden Meditech. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. With effect from April 1, 2017, Ms. Zheng also serves as the interim chief executive officer of the Beijing division.

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

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Special Committee. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception in 2006. He is among the earliest investors and sponsors of SPAC, and have been actively engaged in advisory of SPAC investment, formation and transaction since 2003. He has extensive experience in private equity investments in a wide range of industries globally including life science and healthcare, TMT, semiconductor and real estate through numerous investment vehicles and funds. In 1998, Mr. Chen co-founded Easton Capital Investment Group, a firm focusing on U.S. based life science venture investments. He is currently an independent non-executive board director of Megain Holding (Cayman) Co., Ltd (06939.HK). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009, and also chairman of Compensation Committee. Dr. Ken Lu is a managing partner of Fort Hill Capital Limited (“Fort Hill”), an asset management company focusing on the global equity markets. Prior to Fort Hill, Dr. Lu was a managing director of Seres Asset Management Limited (“Seres”), an Asia-focused investment manager. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the boards and Audit Committee of China Biologic Products Inc. Dr. Lu holds a Bachelor of Science degree from the Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

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

Jack Chow, serves as one of our independent non-executive directors since November 2019. Mr. Chow also serves as a partner of the VMS Group and is responsible for the strategic direction and development of VMS Private Equity. Prior to joining VMS Group, Mr. Chow was an audit partner at KPMG with extensive experience in raising funds for clients in Hong Kong and overseas stock exchanges, and advising clients on group restructuring and M&A arrangements. Mr. Chow is a former member of the Listing Committee of the HKEX. He was also the Chairman of Mainland Development Strategies Advisory Panel of the Hong Kong Institute of Certified Public Accountants and Council Member of Hong Kong Institute of Chartered Secretaries.

Jacky Cheng, serves as one of our independent non-executive directors since February 2020. He also serves as a partner at the law firm of C&T Legal LLP. Mr. Cheng has over 18-year experience in legal and compliance for financial institutions, and has been providing year-round legal consultancy for various financial institutions and law firms. Prior to his current positions, Mr. Cheng acted as the consultant to the legal and compliance function for various legal firms and financial institutions such as KCL & Partners Solicitors, Cheung & Liu Solicitors, China Minsheng Financial Holding Corporation Ltd, now known as China Vered Financial Holding Corporation Limited and China Minsheng Banking Corp., Ltd (Hong Kong Branch). He was the head of the legal and compliance department of China Minsheng Banking Corp., Ltd (Hong Kong Branch) between 2014 and 2016. He also worked for Dah Sing Bank, China Construction Bank, Wing Lung Bank, and Baker McKenzie, solicitors. Mr. Cheng was admitted as a solicitor in Hong Kong in 2003 and obtained the International Diploma in Compliance awarded in association with the University of Manchester Business School in 2009. He also obtained a Bachelor of Laws (LLB) in Chinese Law from Tsinghua University in 2005, a Postgraduate Certificate in Laws (PCLL) from The University of Hong Kong (“HKU”) in 2001, and a Graduate Diploma in English and Hong Kong Law (CPE) from HKU and Manchester Metropolitan University.

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Lukou and is responsible for the formulation and implementation of marketing strategy for the two markets. She joined Nuoya in March 2009 and has over 16 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Languages Institute, the PRC) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

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

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

●	Ms. Ting Zheng, who is our chairperson, chief executive officer of the Company and the Beijing division;

●	Mr. Albert Chen, who is our chief financial officer and director;

●	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions; and

●	Ms. Xin Xu, who is our chief technology officer.

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

For the fiscal years ended March 31, 2019, 2020 and 2021, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

●	Base salary. We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our Board of Directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our Board of Directors and Compensation Committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our Board of Directors and Compensation Committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

●	Annual bonus. Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans and providing executive officers performance incentives for attaining specific goals.

●	Severance benefits. Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. On June 30, 2009, GCBC entered into service contracts with named executive officers and these officers are entitled to severance payments under certain circumstances. See “— Post-Acquisition Employment Agreements”.

●	Share-based compensation. In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which was subsequently amended in August 2014. In December 2014, 7,300,000 RSUs were granted to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. During the year ended March 31, 2018, all the 7,300,000 RSUs were fully vested and no RSUs were issued thereafter. See “— Incentive Plan”.

	Year
	ended	Salary (1)	Bonus (1)	Total (1)
Name and Principal Position	March 31,	US$	US$	US$
Ting Zheng	2021	516,683	—	516,683
Chairperson and Chief Executive Officer — Group and Beijing Division	2020	518,236	516,042	1,034,278
	2019	465,362	—	465,362
Albert Chen	2021	516,683	—	516,683
Chief Financial Officer	2020	518,236	458,633	976,869
	2019	465,362	—	465,362
Rui Arashiyama	2021	257,505	—	257,505
Chief Executive Officer — Guangdong and Zhejiang Divisions	2020	258,279	—	258,279
	2019	249,619	280,262	529,881
Xin Xu	2021	90,573	32,202	122,775
Chief Technology Officer	2020	100,638	30,756	131,394
	2019	127,513	31,826	159,339
(1)	Ms. Ting Zheng and Mr. Albert Chen were paid by GCBC in Hong Kong dollars for the years ended March 31, 2019, 2020 and 2021. Ms. Rui Arashiyama was partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2019 and was paid by GCBC in Hong Kong dollars for the year ended March 31, 2020 and 2021. Ms. Xin Xu was partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2019, 2020 and 2021. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2021, which was HK$7.7746 to US$1.00 and RMB6.5518 to US$1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

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

The material terms under the employment agreements are as follows:

●	The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.

●	If the service contract is terminated by the executive within 30 days following a change of control of GCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of US$5 million.

●	GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of US$5 million.

●	In all other cases, GCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the salary and guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

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

Incentive Plan

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. In December 2014, a total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested and no additional RSU was granted thereafter. No RSUs were issued and outstanding as of March 31, 2020 and 2021.

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

Our Board of Directors has adopted an audit committee charter, providing for the following responsibilities of the Audit Committee:

●	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	reviewing and approving any related party transactions;

●	meeting separately, periodically, with management, the internal auditors and the independent auditors;

●	reporting regularly to the Board of Directors; and

●	such other matters that are specifically delegated to the Audit Committee by our Board of Directors after the Business Combination from time to time.

Compensation Committee. The Compensation Committee consists of Mr. Jacky Cheng, Mr. Jack Chow, Dr. Ken Lu and Ms. Jennifer J. Weng. Dr. Ken Lu is the chairman of our Compensation Committee. Mr. Cheng, Mr. Chow, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director.

Our Board of Directors has adopted a compensation committee charter, providing for the following responsibilities of the Compensation Committee:

●	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

●	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

●	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

●	annually reviewing and reassessing the adequacy of the charter;

●	administering our share option plans and restricted share unit scheme in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the Compensation Committee by our Board of Directors after the Business Combination from time to time.

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

Our Board of Directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the Nominating and Corporate Governance Committee:

●	overseeing the process by which individuals may be nominated to our Board of Directors;

●	identifying potential directors and making recommendations as to the size, functions and composition of our Board of Directors;

●	considering nominees proposed by our shareholders;

●	annually reviewing and reassessing the adequacy of the charter;

●	establishing and periodically assessing the criteria for the selection of potential directors;

●	making recommendations to the Board of Directors on new candidates for board membership; and

●	such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by our Board of Directors after the Business Combination from time to time.

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

Special Committee

On March 15, 2021, a Special Committee, consisting of Mr. Mark D. Chen (Mr. Chen is the chairman of our Special Committee), Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng was formed by our Board of Directors, to evaluate the Alternate Ocean Proposal. See “Information on the Company — History and Development of the Company — Recent Developments”.

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

As of March 31, 2019, 2020 and 2021, we had 1,261, 1,260 and 1,215 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2021:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	181	394	186
Laboratory function	63	111	49
Management and administration	87	92	52
Total	331	597	287

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this report:

●	each person known to us to own beneficially more than 5% of our ordinary shares; and

●	each of our directors and executive officers who beneficially own our ordinary shares.

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

	Number of
	Shares	Percentage
	Beneficially	of
Name	Owned	Ownership (1)
Directors and executive officers:
Albert Chen	453,605	*
Mark D. Chen (2)	221,825	*
Jennifer J. Weng (2)	221,825	*
All directors and executive officers as a group	682,430	*
Principal shareholders:
Nanjing Ying Peng Asset Management Co., Ltd. (3)	79,528,662	65.4%
Kent C. McCarthy (4)	12,000,000	9.9%
Magnum Opus International (PTC) Limited, as trustee (5)	6,608,137	5.4%
*	Beneficially owns less than 1% of our ordinary shares.

(1)	Percentages based on 121,551,075 shares outstanding as of July 29, 2021, excluding shares owned by us.

(2)	Includes 221,825 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark D. Chen. Ms. Jennifer Weng and Mr. Chen are married.

(3)	Includes (i) 77,902,096 ordinary shares held by Blue Ocean; and (ii) 1,626,566 ordinary shares held of record by GM Stem Cells in which GM Stem Cells has agreed to immediately transfer to Blue Ocean or its designee on demand. Nanjing Ying Peng beneficially owns 100% of the outstanding shares of Blue Ocean and Nanjing Ying Peng Asset Management Co., Ltd. (“Nanjing Ying Peng GP”) is the general partner and executive partner of Nanjing Ying Peng. As a result, each of Nanjing Ying Peng and Nanjing Ying Peng GP are deemed to be beneficial owners of the 79,528,662 ordinary shares beneficially owned by Blue Ocean. In addition, Mr. Yafei Yuan has the right to indirectly appoint three members out of five members of the investment committee of Nanjing Ying Peng, and as a result of the voting and disposition of the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng being determined by such investment committee, Mr. Yafei Yuan may be deemed to beneficially own the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng. Information derived from a Schedule 13D filed on February 8, 2018.

(4)	Includes 12,000,000 ordinary shares held by JHMS Fund, LLC, JHMS Management, LLC and Jayhawk Capital Management, L.L.C. Mr. McCarthy is the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Information derived from a 13G/A filed on February 11, 2021.

(5)	Magnum Trustee has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Albert Chen may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Chen.

As of June 30, 2021, 29.1% of our outstanding ordinary shares are held by 4 record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

C.	Interests of Experts and Counsel

Not required.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for the consolidated statements.

Dividend policy

On June 26, 2018, the Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip dividend at the election of the shareholder. The dividend was paid on August 20, 2018 to shareholders of record as of July 30, 2018. Cash dividends on our ordinary shares were paid in U.S. dollars, and the total amount of cash distributed for the dividend was US$2.7 million. Holders of 87,523,354 ordinary shares elected to receive the dividend in the form of ordinary shares of the Company. As a result of these elections, the Company issued a total of 726,333 ordinary shares.

Any future payment of dividends will be subject to our Board of Directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

B.	Significant Changes

None.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Our shares have been listed on the NYSE under the symbol CO since November 19, 2009.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NYSE under the symbol CO since November 19, 2009.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Rights, Preferences and Restrictions Attaching to the Company’s Shares. As of March 31, 2021, our authorized share capital is US$25,100, consisting of 250,000,000 ordinary shares, par value US$0.0001 per share, and 1,000,000 preferred shares, par value US$0.0001 per share, and the issued share capital consists of 121,551,075 ordinary shares fully paid or credited as fully paid.

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

Subject to the Companies Act, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be two or more persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

We may from time to time by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled;

●	sub-divide our shares, or any of them, into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject, nevertheless to the Companies Act, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by Special Resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve or other undistributable reserve in any manner authorized by law.

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

Our amended and restated memorandum and articles of association authorizes our Board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

The discussion below of the U.S. federal income tax consequences under the heading “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended March 31, 2021, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Moreover, backup withholding of U.S. federal income tax at a current rate of 24% generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

Not required.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

We had cash and cash equivalents denominated in U.S. dollars of US$0.5 million as of March 31, 2021. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2021, we had cash and cash equivalents of RMB6,075.8 million (US$927.3 million). We do not maintain any credit facilities as of March 31, 2021. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2021, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2021 from RMB24.5 million (US$3.7 million) to RMB22.4 million (US$3.4 million).

Equity Price Risk

As of March 31, 2021, we had investment in equity securities at fair value of RMB117.9 million (US$18.0 million). Such investment in equity securities consist of our equity investment in Cordlife Singapore, which is a publicly traded company on the Singapore Exchange and an investment in industry specific fund. As of March 31, 2021, we owned approximately 10.0% equity interest in Cordlife Singapore. Investments in Cordlife Singapore and the investment in industry specific fund are exposed to price fluctuations. For the year ended March 31, 2021, RMB25.4 million (US$3.9 million) increase in fair value of our equity investments in Cordlife Singapore and other equity securities was recorded through net income as other income.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood banking operator in the Shandong province. We further increased our equity interest in Qilu to 24.0% in February 2013 (our controlling shareholder owns the remaining 76.0%). We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we accounted for our equity ownership in Qilu at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu. The investment is subject to impairment assessments depending on Qilu’s operational performance, local demographic trend and the economic environment of the Shandong province.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15.CONTROLS AND PROCEDURES

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2021. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2021. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of March 31, 2021.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2021.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Global Cord Blood Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Global Cord Blood Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the “consolidated financial statements”), and our report dated July 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

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
July 29, 2021

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the audit of our annual financial statements for the years ended March 31, 2019, 2020 and 2021 was KPMG Huazhen LLP. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2021		2020	2019
	US$	RMB	RMB	RMB

	(in thousands)
Audit fee (1)	1,031	6,756	6,656	6,320
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	1,031	6,756	6,656	6,320
(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of US$15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company has sought the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of US$15 million for 12 months and would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015, July 28, 2016, July 25, 2017, July 23, 2018, July 23, 2019, July 29, 2020 and July 29, 2021, the Board of Directors approved a new share repurchase program in the aggregate amount of US$20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016, July 28, 2017, July 25, 2018, July 23, 2019, July 23, 2020, July 29, 2021 and July 29, 2022 respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular number of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2021.

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

ITEM 16H.MINE SAFETY DISCLOSURE

None.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.               EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Specimen Certificate for Ordinary Shares (1)
2.2	Form of Senior Debt Securities Indenture (2)
2.3	Form of Subordinated Debt Securities Indenture (2)
2.4	Description of Securities (3)
4.1	2009 Share Option Scheme (1)
4.2	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant (1)
4.9	2011 China Cord Blood Corporation Restricted Share Unit Scheme (4)
4.10	Non-binding proposal letter from Alternate Ocean Investment Company Limited, dated March 2, 2021
8.1	List of subsidiaries (5)
11.1	Code of Business Conduct and Ethics of the Registrant (1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Huazhen LLP
15.2	Consent of Commerce & Finance Law Offices
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
(1)	Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

(2)	Incorporated by reference to the registration statement on Form F-3 of the Registrant (File No. 333-168873).

(3)	Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on July 29, 2020.

(4)	Incorporated by reference to Appendix A of exhibit 99.1 to the report of foreign private issuer on Form 6-K, filed by the Registrant on January 18, 2011.

(5)	Incorporated by reference to the annual report on Form 20-F, filed by the Registrant on July 23, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CORD BLOOD CORPORATION

July 29, 2021	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Global Cord Blood Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Global Cord Blood Corporation and subsidiaries (the “Company”) as of March 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 29, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, as of April 1, 2019, the Company has changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases. In addition, as discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of April 1, 2020 due to the adoption of Accounting Standards Codification Topic 326, Financial Instruments — Credit Losses.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for credit losses on accounts receivable

As discussed in Note 3 to the consolidated financial statements, the Company’s gross accounts receivable as of April 1, 2020 and March 31, 2021 were RMB 447,572 thousands and RMB 552,562 thousands respectively. The related allowance for credit losses as of April 1, 2020 and March 31, 2021 were RMB 183,290 thousands and RMB 205,056 thousands respectively. As discussed in Note 2(g), the Company adopted Accounting Standards Codification Topic 326: Financial Instruments — Credit Losses using the modified retrospective approach on April 1, 2020. After the adoption, losses on accounts receivable are recognized upon origination of the accounts receivable, based on expected credit losses for the life of the accounts receivable. Accounts receivables with similar risk characteristics have been grouped into pools. For each pool, the Company determines expected credit losses for accounts receivable using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the historical loss rates from historical observation period, and adjusted to reflect the effects of current and future economic conditions over reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company applies the immediate reversion method to revert to its historical loss rates for the remaining life of the accounts receivable.

We identified the assessment of the allowance for credit losses on accounts receivable as of April 1, 2020 and March 31, 2021 as a critical audit matter. There is a high degree of auditor judgement in evaluating the Company’s assessment of (1) the length of the historical observation period, and (2) the effect of current and future economic conditions on expected credit loss rates over reasonable and supportable forecast period.

The following are the primary procedures we performed to address this critical audit matter.

●	We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of allowance for credit losses on accounts receivable, including controls related to (1) the Company’s assessment of the length of the historical observation period, and (2) the effect of current and future economic conditions on expected credit loss rates over reasonable and supportable forecast period.
●	We evaluated the Company’s determination of the length of the historical observation period by comparing it to specific risk characteristics and trends in the Company’s business environment and industry.
●	We evaluated the Company’s assessment of the effect of current and future economic conditions on expected credit loss rates over reasonable and supportable forecast period through comparison to publicly available forecasts.
●	We evaluated the Company’s ability to accurately estimate the expected credit loss rates by comparing the Company’s historical expected credit loss rates to the actual results.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China

July 29, 2021

Global Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		5,473,373	6,075,798	927,349
Accounts receivable, less allowance for credit losses (March 31, 2020: RMB111,869; March 31, 2021: RMB137,961 (US$21,057))	3	104,251	130,298	19,887
Inventories	4	43,758	44,257	6,755
Prepaid expenses and other receivables	5	44,785	47,788	7,294
Total current assets		5,666,167	6,298,141	961,285

Property, plant and equipment, net	6	522,679	498,656	76,109
Operating lease right-of-use assets	12	4,548	5,039	769
Non-current deposits	7	347,360	344,752	52,619
Non-current accounts receivable, less allowance for credit losses (March 31, 2020: RMB71,421; March 31, 2021: RMB67,095 (US$10,241))	3	160,031	217,208	33,152
Inventories	4	85,109	91,446	13,957
Intangible assets, net	8	92,823	88,202	13,462
Investment in equity securities at fair value	9	101,306	117,911	17,997
Other equity investment	10	189,129	189,129	28,867
Deferred tax assets	16(c)	50,701	55,845	8,524
Total assets		7,219,853	7,906,329	1,206,741
LIABILITIES
Current liabilities
Accounts payable		19,992	9,479	1,447
Accrued expenses and other payables	11	113,989	136,448	20,825
Operating lease liabilities	12	1,717	1,636	250
Deferred revenue	13	402,751	449,359	68,586
Income tax payable		32,329	29,547	4,510
Total current liabilities		570,778	626,469	95,618

Non-current deferred revenue	13	2,289,762	2,392,906	365,229
Non-current operating lease liabilities	12	1,782	147	22
Other non-current liabilities	11(i)	450,900	482,224	73,602
Deferred tax liabilities	16(c)	18,140	16,132	2,462
Total liabilities		3,331,362	3,517,878	536,933

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 shares issued and 121,551,075 shares outstanding as of March 31, 2020 and 2021, respectively	14(a)	83	83	13
Additional paid-in capital		2,101,582	2,101,582	320,764
Treasury stock, at cost (March 31, 2020 and 2021: 136,899 shares, respectively)	14(c)	(2,815)	(2,815)	(430)
Accumulated other comprehensive losses		(94,663)	(103,179)	(15,748)
Retained earnings		1,877,940	2,386,187	364,203
Total equity attributable to Global Cord Blood Corporation		3,882,127	4,381,858	668,802
Non-controlling interests		6,364	6,593	1,006
Total equity		3,888,491	4,388,451	669,808
Commitments and contingencies	21	—	—	—
Total liabilities and equity		7,219,853	7,906,329	1,206,741

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Year ended March 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$

Revenues	15	986,754	1,221,460	1,159,639	176,995
Cost of revenues		(186,027)	(189,128)	(178,947)	(27,313)
Gross profit		800,727	1,032,332	980,692	149,682

Operating expenses
Research and development		(14,688)	(21,109)	(23,769)	(3,628)
Sales and marketing		(235,062)	(261,958)	(237,691)	(36,279)
General and administrative		(169,320)	(190,232)	(174,362)	(26,613)
Total operating expenses		(419,070)	(473,299)	(435,822)	(66,520)

Operating income		381,657	559,033	544,870	83,162

Other (expenses)/income, net
Interest income		25,320	25,359	30,899	4,716
Foreign currency exchange (losses)/gains		(62)	(303)	155	24
Change in fair value of equity securities	9	(57,125)	(13,172)	25,385	3,875
Dividend income	9	976	507	1,281	196
Others		5,695	7,388	8,161	1,246
Total other (expenses)/income, net		(25,196)	19,779	65,881	10,057

Income before income tax		356,461	578,812	610,751	93,219

Income tax expense	16(a)	(61,260)	(101,084)	(94,546)	(14,431)
Net income		295,201	477,728	516,205	78,788

Net income attributable to non-controlling interests		(4,077)	(7,011)	(7,958)	(1,215)
Net income attributable to Global Cord Blood Corporation’s shareholders		291,124	470,717	508,247	77,573

Earnings per share:	17
- Basic		2.40	3.87	4.18	0.64
- Diluted		2.40	3.87	4.18	0.64

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments		28,232	(5,925)	(8,516)	(1,300)
Comprehensive income		323,433	471,803	507,689	77,488

Comprehensive income attributable to non-controlling interests		(4,077)	(7,011)	(7,958)	(1,215)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders		319,356	464,792	499,731	76,273

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

		Global Cord Blood Corporation shareholders
							Accumulated
		Share capital		Additional	Treasury stock		other		Non-
		No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	Note	shares	Amount	capital	shares	Amount	losses	earnings	interests	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2018		120,961,641	83	2,053,866	(136,899)	(2,815)	(54,654)	1,116,873	5,389	3,118,742
Cumulative effect of adoption of ASU 2016-01	9	—	—	—	—	—	(62,316)	62,316	—	—
Balance as of April 1, 2018		120,961,641	83	2,053,866	(136,899)	(2,815)	(116,970)	1,179,189	5,389	3,118,742
Net income		—	—	—	—	—	—	291,124	4,077	295,201
Other comprehensive income		—	—	—	—	—	28,232	—	—	28,232
Dividend declared and ordinary shares issued to the Company’s shareholders	14(d)	726,333	—	47,716	—	—	—	(63,090)	—	(15,374)
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(4,039)	(4,039)
Balance as of March 31, 2019		121,687,974	83	2,101,582	(136,899)	(2,815)	(88,738)	1,407,223	5,427	3,422,762
Net income		—	—	—	—	—	—	470,717	7,011	477,728
Other comprehensive losses		—	—	—	—	—	(5,925)	—	—	(5,925)
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(6,074)	(6,074)
Balance as of March 31, 2020		121,687,974	83	2,101,582	(136,899)	(2,815)	(94,663)	1,877,940	6,364	3,888,491
Net income		—	—	—	—	—	—	508,247	7,958	516,205
Other comprehensive losses		—	—	—	—	—	(8,516)	—	—	(8,516)
Dividend declared to holder of non-controlling interests		—	—	—	—	—	—	—	(7,729)	(7,729)
Balance as of March 31, 2021		121,687,974	83	2,101,582	(136,899)	(2,815)	(103,179)	2,386,187	6,593	4,388,451

Balance as of March 31, 2021 - US$			$13	$320,764		$(430)	$(15,748)	$364,203	$1,006	$669,808

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Operating activities:
Net income		295,201	477,728	516,205	78,788
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		451	51	(139)	(21)
Depreciation of property, plant and equipment	6	47,744	44,828	44,469	6,787
Reduction in the carrying amount of right-of-use assets		—	2,335	2,551	389
Amortization of intangible assets	8	4,621	4,621	4,621	705
Deferred income taxes	16(a)	(14,688)	(7,206)	(7,152)	(1,092)
Allowance for credit losses	3(c)	38,214	24,395	37,212	5,680
Change in fair value of equity securities	9	57,125	13,172	(25,385)	(3,875)

Changes in operating assets and liabilities:
Accounts receivable		(30,367)	(86,897)	(120,436)	(18,381)
Inventories		(5,330)	(24,061)	(6,836)	(1,042)
Prepaid expenses and other receivables		(3,071)	(19,935)	(3,722)	(568)
Accounts payable		22,194	(13,574)	(10,513)	(1,605)
Accrued expenses and other payables		5,559	29,953	26,261	4,008
Operating lease right-of-use assets		—	—	(3,042)	(464)
Operating lease liabilities		—	(2,259)	(1,716)	(262)
Deferred revenue		330,041	122,085	149,752	22,857
Income tax payable		2,706	12,216	(2,782)	(425)
Other non-current liabilities		41,718	46,552	31,362	4,787
Net cash provided by operating activities		792,118	624,004	630,710	96,266

Investing activities:
Purchase of property, plant and equipment		(30,689)	(24,240)	(20,892)	(3,189)
Proceeds from disposal of property, plant and equipment		479	1,195	785	120
Refund of deposits for purchase of property, plant and equipment		—	6,984	—	—
Refund of non-current deposits	7	—	210,000	—	—
Payment of non-current deposits	7	—	(340,000)	—	—
Net cash used in investing activities		(30,210)	(146,061)	(20,107)	(3,069)

Financing activities:
Payment for dividends to shareholders	14(d)	(18,173)	—	—	—
Payment for dividends to holder of non-controlling interests		(3,019)	(4,039)	(6,074)	(927)
Net cash used in financing activities		(21,192)	(4,039)	(6,074)	(927)

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	6,535	1,608	(2,104)	(321)

Net increase in cash and cash equivalents	747,251	475,512	602,425	91,949

Cash and cash equivalents at beginning of year	4,250,610	4,997,861	5,473,373	835,400

Cash and cash equivalents at end of year	4,997,861	5,473,373	6,075,798	927,349

Non-cash investing activities:
Property, plant and equipment acquired by non-current deposits	10,783	4,884	2,608	398

Non-cash financing activity:
Payable for dividends to holder of non-controlling interests	4,039	6,074	7,729	1,181
Supplemental disclosures of cash flow information:
Cash paid for income taxes	73,242	96,074	104,480	15,947

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1	Principal activities and basis of presentation

(a)	Principal activities

Global Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). The Group provides cord blood testing and processing services and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee. As of March 31, 2021, the Group operates three cord blood banks, one in the Beijing municipality, one in the Guangdong province and one in the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange (the “NYSE”).

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP ”).

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

Assets and liabilities of the Company and subsidiaries outside the PRC are translated into RMB using the exchange rate at the balance sheet date. Revenues and expenses of the Company and subsidiaries outside the PRC are translated at the average exchange rates prevailing during the year. The adjustments resulting from translation of financial statements of the Company and subsidiaries outside the PRC are recorded as a separate component of accumulated other comprehensive losses within shareholders’ equity.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2021 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.5518, being the spot exchange rate of U.S. dollars in effect on March 31, 2021 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2021 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP.

(d)	Cash and cash equivalents

Cash consists of cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of purchase and readily convertible into known amounts of cash. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2020 and 2021, cash and cash equivalents maintained in the PRC amounted to RMB5,435,526 and RMB6,071,659 (US$926,716), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2020		2021
	Original currency	RMB	Original currency	RMB
U.S. dollars	778	5,547	508	3,339
Australian dollars	4	15	4	17
Renminbi	5,435,559	5,435,559	6,071,697	6,071,697
Hong Kong dollars	32,905	30,088	879	741
Singapore dollars	435	2,164	1	4

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

Accounts receivable represent amounts due from subscribers for cord blood processing and storage services, which are recognized in accordance with the Group’s revenue recognition policies (Note 2(m)). Installments receivable from subscribers which are due for repayment in over one year under the deferred payment option are classified as non-current accounts receivable. Accounts receivable are stated net of allowance for credit losses. Current accounts receivable does not bear interest.

(g)	Allowance for credit losses

Prior to April 1, 2020, an allowance for credit losses was recorded in the period in which a loss was determined to be probable based on an assessment of historical write-off experience, customer specific facts and economic conditions. Allowance was reversed when the underlying balance of credit losses were subsequently collected. Receivable balances were written off when after all means of collection have been exhausted and the potential for recovery is considered remote.

On April 1, 2020, the Group adopted Accounting Standards Codification Topic 326: Financial Instruments - Credit Losses using the modified retrospective approach with no impact on retained earnings. Upon the adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable and other receivables, as of period ends. After the adoption, losses on accounts receivable are recognized upon origination of the accounts receivable, based on expected credit losses for the life of the accounts receivable.

The Group considers accounts receivable to be delinquent when the balance is past due for one day or more. The Group has identified relevant risk characteristics of accounts receivable which include type of the services the Group provides, nature of the customers or a combination of these characteristics. Accounts receivables with similar risk characteristics have been grouped into pools. For each pool, the Group determines expected credit losses for accounts receivable using an aging schedule as of period ends. The expected credit loss rates under each aging schedule are developed on the basis of historical loss rates from historical observation period, and adjusted to reflect the effects of current and future economic conditions over reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Group applies the immediate reversion method to revert to its historical loss rates for the remaining life of the accounts receivable. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For non-current accounts receivable, the Group uses the aging of current accounts receivable of individual customers to monitor the credit quality of corresponding non-current accounts receivables. Based on historical experience, the aging of current accounts receivable is the strongest indicator of the credit quality of corresponding non-current accounts receivables. The aging category of non-current accounts receivables is updated quarterly.

For the allowance of other receivables, the Group identifies relevant risk characteristics of related receivables. Other receivables with similar risk characteristics are grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, reasonable and supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. When specific other receivables are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately.

(h)	Inventories

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

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	37.5 – 50 years
Leasehold improvements	Shorter of the lease term or estimated useful lives of 10 years
Machinery	5 – 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	3 – 5 years

No depreciation expense is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to the processing of donated umbilical cord blood for future transplantation is capitalized as part of inventories, and is expensed to cost of revenues when revenue is recognized.

(j)	Intangible assets

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

(k)	Leases

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

Effective April 1, 2019, the Company adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after April 1, 2019, and has not recast the comparative periods presented in the consolidated financial statements. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial cost of revenues incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Company uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company’s option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the company recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms. In addition, the company has elected not to separate non-lease components (e.g. common area maintenance fees) from lease components.

(l)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2019, 2020 and 2021.

(m)	Revenue recognition

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

During the years ended March 31, 2019, 2020 and 2021, the Group offered its customers three payment options:

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

Under payment option (ii), it does not contain a financing component, because the difference between the promised consideration and the cash selling price of the service arises for non-finance reasons, the difference is proportional to those non-finance reasons.

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

(n)	Research and development costs

Research and development costs are incurred for research activities conducted to enhance collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. Research and development costs also include research expenses on the use of cord blood stem cells in different medical treatments. Research and development costs are expensed as incurred.

(o)	Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB39,586, RMB49,392 and RMB54,441 (US$8,309) for the years ended March 31, 2019, 2020 and 2021, respectively.

(p)	Employee benefits

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

Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders, as adjusted to exclude any income or expenses related to dilutive ordinary equivalents shares by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of the ordinary shares issuable as scrip dividend. Dilutive potential ordinary shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

(t)	Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM regularly reviews financial information at the operating segment level in order to make decisions about resources to be allocated to the segments and to assess their performance. The Group has one operating segment, as defined by Accounting Standards Codification (“ASC”)Topic 280, Segment Reporting, which is processing and storage of cord blood units. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Fair value measurement

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See Note 19 to the consolidated financial statements.

(v)	Recently adopted accounting standards

In February 2016, the FASB issued Topic 842 which requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company adopted this standard on a modified retrospective basis and used the following practical expedients:

-the Company did not reassess if any expired or existing contracts are or contain leases; and

-the Company did not reassess the classification of any expired or existing leases.

The adoption of Topic 842 resulted in the recognition of the right-of-use assets and the lease liabilities for operating lease as of April 1, 2019 of RMB6,883 and RMB5,758, respectively. There was no cumulative effect to the retained earnings as of April 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, Topic 326). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company adopted Topic 326 on April 1, 2020 using the modified retrospective approach with no impact on the retained earnings.

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

3	Accounts receivable, net

(a)	Accounts receivable consist of the following:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Accounts receivable	447,572	552,562	84,337
Less: Allowance for credit losses	(183,290)	(205,056)	(31,298)
Total accounts receivable, net	264,282	347,506	53,039

Representing:

Current portion:
- Processing fees	72,072	88,748	13,545
- Storage fees	30,907	40,308	6,152
- Others	1,272	1,242	190
	104,251	130,298	19,887
Non-current portion - Processing fees	160,031	217,208	33,152
Total accounts receivable, net	264,282	347,506	53,039

Non-current accounts receivable as of March 31, 2021 are due for payment as follows:

	March 31, 2021
	RMB	US$
Fiscal years ending March 31,
2023	70,990	10,835
2024	53,447	8,157
2025	45,231	6,904
2026	42,841	6,539
2027 and thereafter	104,602	15,965
	317,111	48,400
Less: Unearned interest	(32,808)	(5,007)
Total non-current accounts receivable	284,303	43,393

(b)	An aging analysis of accounts receivable based on due date is as follows:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Non-current portion:
- Not past due	231,452	284,303	43,393

Current portion:
- Not past due	53,684	87,315	13,327
- Within one year past due	27,179	35,002	5,342
- Between one to two years past due	20,645	19,833	3,027
- Over two years past due	114,612	126,109	19,248
Total accounts receivable	447,572	552,562	84,337

(c)	An analysis of the allowance for credit losses is as follows:

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current portion:

Processing fees:
Balance at beginning of year	29,795	44,641	57,648	8,800
Charged to allowance for credit losses	14,846	13,007	17,379	2,653
Write-off charged against the allowance for the year	—	—	(184)	(29)
Balance at end of year	44,641	57,648	74,843	11,424

Storage fees:
Balance at beginning of year	27,310	43,077	53,911	8,228
Charged to allowance for credit losses	16,807	13,628	15,777	2,408
Write-off charged against the allowance for the year	(1,040)	(2,794)	(6,917)	(1,056)
Balance at end of year	43,077	53,911	62,771	9,580

Others:
Balance at beginning of year	1,122	1,916	310	47
Charged/(credited) to allowance for credit losses	850	(1,490)	1,016	155
Write-off charged against the allowance for the year	(56)	(116)	(979)	(149)
Balance at end of year	1,916	310	347	53

Non-current portion - Processing fees:
Balance at beginning of year	69,713	74,800	71,421	10,901
Charged/(credited) to allowance for credit losses	5,711	(750)	3,040	464
Write-off charged against the allowance for the year	(624)	(2,629)	(7,366)	(1,124)
Balance at end of year	74,800	71,421	67,095	10,241

(d)	An analysis of the non-current accounts receivable by credit quality indicator is as follows:

The following table presents the amortized cost basis of non-current accounts receivable by credit quality indicator by year of origination at March 31, 2021:

	Amortized cost basis by year of origination
						2016 and
						prior to
	2021	2020	2019	2018	2017	2016	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Processing fees:
Not past due	80,802	55,388	18,921	9,751	—	50,187	215,049
Within one year past due	8	6,839	658	—	450	2,038	9,993
Between one to two years past due	—	—	1,005	—	—	1,338	2,343
Over two years past due	—	—	—	—	—	56,918	56,918
Total	80,810	62,227	20,584	9,751	450	110,481	284,303

The following table presents non-current accounts receivable by credit quality indicator at March 31, 2020:

March 31, 2020
RMB

Processing fees:
Not past due	159,150
Within one year past due	4,801
Between one to two years past due	1,660
Over two years past due	65,841
Total	231,452

4	Inventories

Inventories consist of the following:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Current portion:
- Consumables and supplies	43,758	44,257	6,755

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	85,109	91,446	13,957
Total current and non-current inventories	128,867	135,703	20,712

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no write-down for inventories was made during the years ended March 31, 2019, 2020 and 2021.

The Group recognizes the revenue for each matched donated umbilical cord blood unit upon delivery of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2021, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 16.9 years. Based on the historical increase in the number of donated umbilical cord blood matching inquiries and the number of successful matches of donated umbilical cord blood units, the Group estimated the number of successful matches of donated umbilical cord blood units will increase by 7% per annum. There were no material changes to the estimates and assumptions underlying the methodology for the years ended March 31, 2019, 2020 and 2021.

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Prepaid expenses	38,760	43,012	6,565
VAT tax receivables	856	—	—
Other receivables	5,169	4,776	729
Total prepaid expenses and other receivables	44,785	47,788	7,294

Other receivables mainly include advance payments to employees and prepayments.

6	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Buildings	604,112	603,910	92,174
Leasehold improvements	14,864	14,864	2,269
Machinery	208,377	219,626	33,521
Motor vehicles	19,088	18,598	2,839
Furniture, fixtures and equipment	55,722	56,029	8,552
Construction-in-progress	1,356	3,619	552
	903,519	916,646	139,907
Less: Accumulated depreciation	(380,840)	(417,990)	(63,798)
Total property, plant and equipment, net	522,679	498,656	76,109

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Cost of revenues	30,848	28,980	28,574	4,361
Research and development	1,358	1,866	1,893	289
Sales and marketing	3,371	2,742	2,810	429
General and administrative	12,167	11,240	11,192	1,708
Total depreciation expense	47,744	44,828	44,469	6,787

7	Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2020	2021	2021
		RMB	RMB	US$

Investment deposit	(i)	340,000	340,000	51,894
Deposit for purchase of machinery		7,360	4,752	725
Total non-current deposits		347,360	344,752	52,619

Note:

(i)	During the year ended March 31, 2020, the Group entered into a Letter of Intent with a third party to potentially acquire non-controlling equity interests in a healthcare company with a refundable earnest money deposit of RMB340,000.

8	Intangible assets, net

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	21,159
Less: Accumulated amortization	(45,805)	(50,426)	(7,697)
Total intangible assets, net	92,823	88,202	13,462

Intangible assets represent the cord blood bank operating rights in the Guangdong and Zhejiang provinces, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$148) for the years ended March 31, 2019, 2020 and 2021, respectively. The operating right is subject to renewal and the next renewal is due in May 2024.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 16(c)), in accordance with the guidance in ASC Topic 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the operating right in the Zhejiang province is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$557) for the years ended March 31, 2019, 2020 and 2021, respectively. The operating right is subject to renewal and the next renewal is due in September 2022.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2021 are:

	March 31, 2021
	RMB	US$
Fiscal years ending March 31,
2022	4,621	705
2023	4,621	705
2024	4,621	705
2025	4,621	705
2026	4,621	705
2027 and thereafter	65,097	9,937
Total amortization expenses	88,202	13,462

9	Investment in equity securities at fair value

		March 31,
	Note	2020	2021	2021
		RMB	RMB	US$

Listed equity securities
Cordlife Group Limited - listed on Singapore Exchange	(i)	40,653	47,249	7,212
Listed fund investment	(ii)	60,653	70,662	10,785
		101,306	117,911	17,997

Notes:

(i)	As of March 31, 2020 and 2021, the Group held 25,516,666 ordinary shares in Cordlife Group Limited (“CGL”), respectively. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam), and is listed on the Singapore Exchange. As of March 31, 2020 and 2021, the Group’s equity interest in CGL was approximately 10.0%, respectively.

(ii)	As of March 31, 2020 and 2021, the Group held an investment in industry specific fund which are classified as equity securities measured at fair value since they have readily determinable fair value.

As of March 31, 2020 and 2021, the cost basis of the investments in equity securities was RMB100,213 and the aggregate fair value was RMB101,306 and RMB117,911 (US$17,997), respectively. Decreases in fair value of equity securities of RMB57,125 and RMB13,172 for the years ended March 31, 2019 and 2020, respectively, and increase in fair value of equity securities of RMB25,385 (US$3,875) for the year ended March 31, 2021 were recognized as other (expenses)/income, through net income.

Dividends received from CGL during the years ended March 31, 2019, 2020 and 2021 of RMB976, RMB507 and RMB1,281 (US$196), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

10	Other equity investment

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Unlisted equity securities	189,129	189,129	28,867

As of March 31, 2020 and 2021, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, and the equity interests do not have a readily determinable fair value, the investment is stated at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu Stem Cells. The Group performed an impairment assessment based on Qilu Stem Cells’s operational performance, local demographic trend and the economic environment of the Shandong province and no impairment indicator was identified for the years ended March 31, 2020 and 2021, respectively.

No dividend income was received from Qilu Stem Cells during the years ended March 31, 2019, 2020 and 2021.

11	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2020	2021	2021
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	40,198	43,305	6,610
Other tax payables		921	4,503	687
Accrued salaries, bonus and welfare expenses		30,436	54,891	8,378
Accrued consultancy and professional fees		21,475	14,210	2,168
Payable for property, plant and equipment		2,423	349	53
Other payables	(ii)	18,536	19,190	2,929
Total accrued expenses and other payables		113,989	136,448	20,825

Notes:

(i)	The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage payment from customers includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and other non-current liabilities (collected and payable over one year) and is not recognized as revenue.

(ii)	Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage, dividends payable to holder of non-controlling interests and other procurement payables.

12	Operating leases

As of March 31, 2021, the Company had two operating leases for office with remaining terms expiring in 2022 and 2024 respectively, and a weighted average remaining lease term of 1.8 years. The Company had fair value renewal options for one of the Company’s existing leases, none of which were considered reasonably certain of being exercised or included in the minimum lease term. Weighted average discount rates used in the calculation of the lease liability was 4.75%. The discount rates reflected the estimated incremental borrowing rate, which included an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rental expenses for the years ended March 31, 2019, 2020 and 2021 were RMB3,265, RMB3,399 and RMB10,374 (US$1,583), respectively. There were no variable lease costs or sublease income for leased assets for the years ended March 31, 2020 and 2021.

Operating lease right-of-use assets and liabilities as of March 31, 2020 and 2021 were as follows:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Operating lease right-of-use assets	4,548	5,039	769

Operating lease liabilities	1,717	1,636	250
Non-current operating lease liabilities	1,782	147	22
Total lease liabilities	3,499	1,783	272

Supplemental cash flow information related to leases was as follows:

	March 31,
	2020	2021	2021
	RMB	RMB	US$

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	2,512	4,902	748
Right-of-use assets obtained in exchange for lease obligations	—	—	—

The maturity analysis of operating leases liabilities as of March 31, 2021 is as follows:

	March 31, 2021
	RMB	US$
Fiscal years ending March 31,
2022	1,700	259
2023	149	23
Total future undiscounted cash flows	1,849	282
Less: Discount factor	(66)	(10)
Lease liabilities	1,783	272

Representing:
Current portion	1,636	250
Non-current portion	147	22
Lease liabilities	1,783	272

13	Deferred revenue

(a)	Deferred revenue consists of the following:

		March 31,
	Note	2020	2021	2021
		RMB	RMB	US$

Payments made by customers prior to completion of cord blood processing services	(i)	99,506	124,346	18,979
Unearned storage fees	(b)	2,593,007	2,717,919	414,836
Total current and non-current deferred revenue	(ii)	2,692,513	2,842,265	433,815

Representing:
Current portion		402,751	449,359	68,586
Non-current portion		2,289,762	2,392,906	365,229
Total current and non-current deferred revenue		2,692,513	2,842,265	433,815

Notes:

(i)	The balance of payments made by customers prior to completion of cord blood processing services represented payments received from customers during the year upon the signing of the Agreement but before the performance obligation for processing services is satisfied and before the commencement of storage. Of the balance of RMB99,506 as of March 31, 2020, RMB61,332 (US$9,361) was recognized as revenues for the year ended March 31, 2021 and RMB38,174 (US$5,826) from prior year’s balance was reclassified as unearned storage fees which was included in the increase in unearned storage fees during the year in the analysis disclosed in Note 13(b).
(ii)	Of the total balances of current and non-current deferred revenue, the Group expected to recognize RMB325,013 (US$49,607) in fiscal year 2022, RMB206,851 (US$31,572) in fiscal year 2023, RMB206,950 (US$31,587) in fiscal year 2024, and RMB1,979,105 (US$302,070) in the fiscal year 2025 and thereafter, upon the completion of the Group’s performance obligations on related processing and storage services.

(b)	An analysis of unearned storage fees is as follows:

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Balance at beginning of year	2,112,195	2,384,676	2,593,007	395,770
Deferred revenue arose during the year	658,262	660,001	617,796	94,295
Credited to income
- From prior year’s balance	(238,181)	(276,234)	(303,245)	(46,284)
- From deferred revenue arose during the year	(147,600)	(175,436)	(189,639)	(28,945)
Balance at end of year	2,384,676	2,593,007	2,717,919	414,836

14	Shareholders’ equity

(a)	Share capital

As of March 31, 2018, the Company had 120,961,641 shares issued and 120,824,742 shares outstanding.

During the year ended March 31, 2019, the Company issued 726,333 ordinary shares as scrip dividend (Note 14(d)). As a result, the Company’s issued and outstanding shares increased to 121,687,974 and 121,551,075, respectively, as of March 31, 2019, 2020 and 2021.

(b)	Statutory reserves

According to PRC rules and regulations and their Articles of Association, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to transfer 10% of net income, as determined in accordance with the relevant financial regulations established by the Ministry of Finance of the PRC, to a statutory surplus reserves until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Aggregated transfers of RMB15,841, RMB20,068 and RMB23,384 (US$3,569)have been made to the statutory surplus reserve by Beijing Jiachenhong and Zhejiang Lukou for the years ended March 31, 2019, 2020 and 2021, respectively. Accumulated statutory surplus reserves as of March 31, 2020 and 2021 amounted to RMB180,050 and RMB203,434 (US$31,050), respectively.

(c)	Share repurchase program

During the year ended March 31, 2013, the Company repurchased 7,450,914 ordinary shares at a total cost of RMB131,302 of which 7,314,015 shares were subsequently sold to CGL. As of March 31, 2020 and 2021, the remaining 136,899 repurchased ordinary shares had not been cancelled and therefore were presented as treasury stock in the consolidated balance sheets.

On July 29, 2020 and July 29, 2021, the Board of Directors approved a new share repurchase program in the aggregate amount of US$20,000 for 12 months until July 29, 2021 and July 29, 2022. During the year ended March 31, 2021, the Company did not repurchase any of its shares under the new share repurchase programs.

(d)	Dividend declared

On June 26, 2018, the Company’s Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip at the election of the shareholders. As a result of the election of the shareholders, the Company issued a total of 726,333 ordinary shares and paid a cash dividend of RMB18,173 during the year ended March 31, 2019.

15	Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Cord blood processing fees	592,123	759,493	653,756	99,782
Cord blood storage fees	385,781	451,670	492,884	75,229
Fees derived from the provision of donated cord blood for transplantation and research and others	8,850	10,297	12,999	1,984
Total revenues	986,754	1,221,460	1,159,639	176,995

16	Income tax

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2019, 2020 and 2021. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

The PRC

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2018, Beijing Jiachenhong received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019. In February 2021, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2020 and will expire on December 31, 2022.

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

Zhejiang Lukou’s HNTE certificate was dated November 30, 2018 with a validity of 3 years. In March 2019, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2018 to December 31, 2020. Zhejiang Lukou is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2021 to December 31, 2023.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. The Company has not provided for income taxes on such accumulated earnings of its PRC subsidiaries as of March 31, 2021 since these earnings are intended to be reinvested indefinitely in the PRC. As of March 31, 2021, such undistributed earnings that may be subject to the withholding tax amounted to RMB3,374,742 (US$515,086) and the related unrecognized deferred tax liability was RMB337,474 (US$51,509).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

The PRC	447,195	668,552	652,494	99,590
Non-PRC
- Hong Kong	(65)	(43)	(43)	(7)
- British Virgin Islands	(56,616)	(13,313)	26,319	4,017
- Cayman Islands	(34,053)	(76,384)	(68,019)	(10,381)
Income before income tax expense	356,461	578,812	610,751	93,219

(a)	Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Current tax expense	75,948	108,290	101,698	15,523
Deferred tax benefit	(14,688)	(7,206)	(7,152)	(1,092)
Total income tax expense	61,260	101,084	94,546	14,431

(b)	Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

		Year ended March 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$

Income before income tax expense		356,461	578,812	610,751	93,219

Computed “expected” tax expense		89,115	144,703	152,688	23,305
Non-PRC entities not subject to income tax
- Hong Kong		16	11	11	2
- British Virgin Islands		14,154	3,328	(6,580)	(1,004)
- Cayman Islands		8,513	19,096	17,005	2,595
PRC dividend withholding tax	(i)	—	4,500	2,000	305
Preferential tax rates	(ii)	(51,428)	(70,580)	(68,027)	(10,383)
Others		890	26	(2,551)	(389)
Actual income tax expense		61,260	101,084	94,546	14,431

Notes:

(i)	During the years ended March 31, 2020 and 2021, PRC withholding tax of RMB4,500 and RMB2,000 (US$305) was levied on dividends distributed by the Company’s PRC subsidiary to its holding company outside the PRC.
(ii)	Impact of preferential tax rates for both basic and diluted per share is RMB0.42, RMB0.58 and RMB0.56 (US$0.09) for the years ended March 31, 2019, 2020 and 2021, respectively.

(c)	Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	51,092	56,309	8,594
Inventories	8,431	9,333	1,424
Others	1,786	1,584	242
Deferred tax assets	61,309	67,226	10,260

Deferred tax liabilities:
Deferred revenue	(38)	(29)	(4)
Property, plant and equipment	(5,504)	(5,433)	(829)
Intangible assets	(23,206)	(22,051)	(3,365)
Deferred tax liabilities	(28,748)	(27,513)	(4,198)

Net deferred tax assets	32,561	39,713	6,062

Classification on consolidated balance sheets:
Deferred tax assets	50,701	55,845	8,524
Deferred tax liabilities	(18,140)	(16,132)	(2,462)
Net deferred tax assets	32,561	39,713	6,062

For the years ended March 31, 2019, 2020 and 2021, the Group did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2016 to 2020 are open to examination by the PRC state and local tax authorities.

17	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2019, 2020 and 2021:

		Year ended March 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		291,124	470,717	508,247	77,573

Denominator:
Weighted average ordinary shares outstanding for basic net income per share		121,270,491	121,551,075	121,551,075	121,551,075
Dilutive effect of scrip dividend	(i)	151,091	—	—	—
Weighted average ordinary shares outstanding for diluted net income per share		121,421,582	121,551,075	121,551,075	121,551,075
Earnings per share
- Basic		2.40	3.87	4.18	0.64
- Diluted		2.40	3.87	4.18	0.64

Note:

(i)	During the year ended March 31, 2019, included in the diluted earnings per share computation was the potential dilutive ordinary shares of 151,091 represented shares issuable as scrip dividend.

18	Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB38,231, RMB40,378 and RMB32,191 (US$4,912) for the years ended March 31, 2019, 2020 and 2021, respectively, were charged to expenses in the consolidated statements of comprehensive income.

For the years ended March 31, 2019, 2020 and 2021, 63%, 61% and 61% of costs of employee benefits were recorded in sales and marketing expenses, respectively, with the remaining portion of the contributions recorded in general and administrative expenses, cost of revenues and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

19	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment in equity securities - based on quoted market prices on the last trading value as of March 31, 2020 and 2021. Such investments are classified as Level 1 in the hierarchy.

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

20	Business and credit concentrations

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

All of the Group’s customers are located in the PRC. Revenues from and accounts receivable due from customers are individually immaterial. The Group derives a substantial portion of net revenues from the entities in the Beijing municipality, Guangdong and Zhejiang provinces. Revenues derived from the subsidiary in the Beijing municipality accounted for 23.8%, 21.2% and 19.6% of revenues for the years ended March 31, 2019, 2020 and 2021, respectively. Revenues derived from the subsidiary in the Guangdong province accounted for 61.0%, 62.9% and 63.7% of revenues for the years ended March 31, 2019, 2020 and 2021, respectively. Revenues derived from the subsidiary in the Zhejiang province accounted for 15.2%, 15.9% and 16.7% of revenues for the years ended March 31, 2019, 2020 and 2021, respectively. As a result of this geographic concentration, the results of operations are significantly affected by economic conditions in the Beijing municipality, Guangdong and Zhejiang provinces. Furthermore, any change in number of newborns in the Beijing municipality, Guangdong and Zhejiang provinces could significantly impact our operations. Deterioration in economic conditions in these markets could decrease the demand for our business, which in turn could negatively impact our operations and business prospects.

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

		Year ended March 31,

Suppliers	Note	2019		2020		2021
		RMB	%	RMB	%	RMB	US$	%

Beijing Jingjing Jiahong Medical Equipment Co., Ltd.	(i)	—	—	29,960	32	28,892	4,410	38
Beijing Jingjing Medical Equipment Co., Ltd.	(ii)	23,741	30	—	—	—	—	—
China Bright Group Co. Limited	(iii)	—	—	12,811	14	12,011	1,833	16
Total		23,741	30	42,771	46	40,903	6,243	54

None of the individual accounts payable due to major suppliers exceeded 10% of outstanding accounts payable balance as of March 31, 2020 and 2021.

Notes:

(i)	The purchases from Beijing Jingjing Jiahong Medical Equipment Co., Ltd. were less than 10% of gross purchases for the year ended March 31, 2019.

(ii)	The purchases from Beijing Jingjing Medical Equipment Co., Ltd. were less than 10% of gross purchases for the years ended March 31, 2020 and 2021.

(iii)	The purchases from China Bright Group Co. Limited were less than 10% of gross purchases for the year ended March 31, 2019.

21	Commitments and contingencies

Contractual commitments – Cooperation agreements

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”), with an annual fee of RMB2,600. Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was renewed to RMB3,000 (US$458) effective from September 2017. The renewed agreement has a term of four years commencing in September 2017.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years, with an annual fee of RMB2,000. Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was renewed to RMB3,200 commencing in October 2013. With effect from April 2020, the annual service fee was increased to RMB3,600 (US$549).

As of March 31, 2021, the total future minimum payments under the cooperation agreements are as follows:

	March 31, 2021
	RMB	US$

Fiscal years ending March 31,
2022	4,850	740
2023	3,600	549
2024	3,600	549
2025	3,600	549
2026	3,600	549
2027 and thereafter	12,900	1,971
Total payments	32,150	4,907

22	2019 novel coronavirus (“COVID-19”) pandemic outbreak

On December 31, 2019, the Wuhan Municipal Health Commission first reported the appearance of COVID-19 in the city. Since then, COVID-19 has spread to other regions of China, including in our primary markets of Beijing, Guangdong, and Zhejiang. The efforts enacted to control COVID-19 have placed heavy pressure on the Company’s marketing, promotional and sales activities and had adverse impact on its marketing efforts and access to potential clients. The negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. Although the Group’s operating markets in China has adopted various infection prevention and control measures implemented by the PRC government for COVID-19 that turn out to be relatively effective, it is yet difficult to estimate how long will it take to restore people’s normal lives, or whether certain measures will become part of a new norm. With vaccination rate gradually increase in China, the impact from COVID-19 may be alleviated. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact.