Form 20-F
period 2022-03-31
Global Cord Blood Corp
filed 2022-08-16
CIK 1467808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-34541

Global Cord Blood Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

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

None
(Title of Class)

On March 31, 2022, the issuer had 121,551,075 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ⌧ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ⌧	Non-accelerated filer ☐
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

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

ii

CERTAIN INFORMATION

●	Except where the context requires otherwise and for purposes of this report only:
●	“BCHIL” refers to Brilliant China Healthcare Investment Limited, formerly known as KKR China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands affiliated with KKR China Growth Fund L.P., a China-focused fund managed by Kohlberg Kravis Roberts & Co. L.P., a global investment firm publicly traded on the New York Stock Exchange;
●	“CCBS” refers to China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of GCBC;
●	“Cellenkos” refers to Cellenkos, Inc., a Delaware corporation. We have entered into agreements regarding the acquisition of approximately 95% of Cellenkos’ outstanding equity interest, and the rights to develop and commercialize all of Cellenkos’ existing and future products worldwide except those related to its existing collaboration with Incyte Corporation (Nasdaq: INCY);
●	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this report;
●	“Cordlife” refers to Cordlife Limited before its restructuring on June 30, 2011. Cordlife was a company with limited liability listed on the Australian Securities Exchange. It was principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India and the Philippines;
●	“Cordlife HK” refers to Cordlife (Hong Kong) Limited, a private company and a subsidiary of Cordlife Group Limited. It is principally engaged in cord blood banking services in Hong Kong;
●	“Cordlife Services” refers to Life Corporation Services (S) Pte. Ltd (formerly named as Cordlife Services (S) Pte. Ltd), a company with limited liability incorporated in Singapore, and a wholly owned subsidiary of LFC;
●	“Cordlife Singapore” refers to Cordlife Group Limited (formerly named as Cordlife Pte Ltd) after the restructuring of Cordlife on June 30, 2011. Cordlife Singapore is a company with limited liability listed on the Singapore Exchange on March 29, 2012. It is principally engaged in cord blood banking services in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam);
●	“CSC East” refers to China Stem Cells (East) Company Limited, a company with limited liability incorporated in the British Virgin Islands;
●	“CSC Holdings” refers to China Stem Cells Holdings Limited, a company with limited liability incorporated in the Cayman Islands;
●	“CSC South” refers to China Stem Cells (South) Company Limited, a company with limited liability incorporated in the British Virgin Islands;
●	“DOH” refers to the Local Department of Health of the People’s Republic of China. The DOH and Local Population and Family Planning Commission of the People’s Republic of China have been reorganized as Local Health and Family Planning Commission of the People’s Republic of China since March 2013;
●	“Favorable Fort” refers to Favorable Fort Limited, a company with limited liability incorporated in Hong Kong;

●	“GCBC”, “we”, “us”, the “Company”, “our company”, or “our”, refers to Global Cord Blood Corporation (formerly named China Cord Blood Corporation or “CCBC”), a company with limited liability registered by way of continuation in the Cayman Islands. The change of name of the Company from “China Cord Blood Corporation” to “Global Cord Blood Corporation” was approved by shareholders at an extraordinary general meeting of the Company and the Company’s ordinary shares commenced trading under the new name on the NYSE with effect on March 22, 2018 with the same ticker symbol “CO”;
●	“GM Stem Cells” refers to Golden Meditech Stem Cells (BVI) Company Limited, a company with limited liability incorporated in the British Virgin Islands;
●	“Golden Meditech” refers to Golden Meditech Holdings Limited, a company with limited liability incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange during the period from December 28, 2001 to October 20, 2020 and its primary focus is in PRC healthcare industry;
●	“Group” refers to Global Cord Blood Corporation and its subsidiaries;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of China;
●	“Jiachenhong” refers to Beijing Jiachenhong Biological Technologies Co., Ltd., our subsidiary incorporated in the PRC with limited liability;
●	“LFC” refers to Life Corporation Limited (formerly named as Cordlife Limited) after the restructuring of Cordlife Limited on June 30, 2011. LFC is a company with limited liability listed on the Australian Securities Exchange during the period from June 18, 2004 to January 24, 2018. Before June 2013, it was principally engaged in cord blood banking services in developing markets including Indonesia, India and the Philippines which were subsequently disposed of to Cordlife Group Limited. Starting from December 2013, its principal business changed to the provision of funeral and related services;
●	“LHFPC” refers to Local Health and Family Planning Commission of the People’s Republic of China. LHFPC has been reorganized as Local Health Commission of the People’s Republic of China since March 2018;
●	“LHC” refers to Local Health Commission of the People’s Republic of China;
●	“Lukou” refers to Zhejiang Lukou Biotechnology Co., Ltd., our non-wholly owned subsidiary incorporated in the PRC with limited liability;
●	“Magnum Trustee” refers to Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust which is a discretionary trust established under the laws of Hong Kong;
●	“MOH” refers to the Ministry of Health of the People’s Republic of China. The MOH and National Population and Family Planning Commission of the People’s Republic of China has been reorganized as National Health and Family Planning Commission of the People’s Republic of China since March 2013;
●	“Nanjing Ying Peng” refers to Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership), a limited partnership incorporated in the PRC;
●	“NHFPC” refers to National Health and Family Planning Commission of the People’s Republic of China. NHFPC has been reorganized as National Health Commission of the People’s Republic of China since March 2018;
●	“NHC” refers to National Health Commission of the People’s Republic of China;
●	“Nuoya” refers to Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., our subsidiary incorporated in the PRC with limited liability;

●	“NYSE” refers to the New York Stock Exchange;
●	“provinces” of China refers to the twenty-two provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);
●	“Qilu” refers to Shandong Province Qilu Stem Cells Engineering Co., Ltd., a company incorporated in the PRC with limited liability;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise indicated, all references to “our business” and “our operations” refer collectively to our businesses and operations in Beijing municipality, Guangdong province and Zhejiang province and do not address the business or operations of Cellenkos, its financial results or the relevant regulatory environment in the United States applicable to it.

The financial statements included in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or “U.S. GAAP”. All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “US$” or “$” are to the legal currency of the United States, all references to “HK$” are to the legal currency of Hong Kong and all references to “AUD” are to the legal currency of Australia. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2022, the noon buying rate was RMB6.3393 to US$1.00.

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected market growth for cord blood banking services in China;

●	our ability to grow our business;

●	market acceptance of cord blood banking in general and our services in particular;

●	our ability to expand our operations;

●	our ability to stay abreast of market trends and technological changes;

●	changes in PRC governmental policies and regulations relating to industry;

●	fluctuations in general economic and business conditions in China;

●	the effects of the 2019 novel coronavirus (“COVID-19”) pandemic; and

●	the proposed acquisition of an approximately 95% equity interest in Cellenkos and the rights to develop and commercialize all of its existing and future products worldwide except those related to Cellenkos’ existing collaboration with Incyte Corporation (Nasdaq: INCY) (such proposed acquisition, the “Proposed Transaction”).

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations” sections and elsewhere in this report.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

Implications of Being a Foreign Private Issuer and a China-based Company

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange (“NYSE”) listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange listing standards.

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the cord blood banking services industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner we operate, which could result in a material change in our operations or the value of our ordinary shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations since 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Security Protection Regulations for Critical Information Infrastructure (the “CII Regulation”) on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a network platform operator within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers (the “Assessment Measures”) which will be effective on September 1, 2022. According to the Assessment measures, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level under any of the following circumstances: (a) where a data processor provides critical data abroad; (b) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (c) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (d) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. We have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations abovementioned.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets must fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing must be submitted within three working days after the application for an initial public offering in an overseas market is submitted, and a second filing must be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in the past three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” will be followed, and if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments and listing on a U.S. or other foreign exchange. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Our financial statements contained in this annual report have been audited by KPMG Huazhen LLP, an independent registered public accounting firm that is headquartered in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor KPMG Huazhen LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or be delisted. The delisting of our ordinary shares, or the threat of them being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) or its local branches in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless prior registration with the SAFE is made. See “—D. Risk Factors—Risks Relating to Operations in China” for more details.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Summary of Risk Factors

Risks relating to our business include issues arising from the following matters and related adverse developments:

●	ongoing impact of COVID-19;
●	regulatory changes affecting the cord blood banking industry in China, including the “one license per region” policy, Biosecurity Law, Antitrust Law, provision of fee-based commercial cord blood banking services, laws in relation to foreign investment and other additional licensing requirements;
●	adoption of China’s three-child policy;
●	fee-paying business being replaced in whole or in part by cord blood unit donations;
●	geographical concentration risk in Beijing, Guangdong, Zhejiang and Shandong;
●	inability to pursue strategic acquisitions in other regions;
●	limitations affecting our ability to expand our service portfolio;
●	failure to apply for new licenses after incurring significant initial investments;
●	potential unfair competition;
●	inability to manage expected growth and enlarged business;
●	lack of medical scientific advancement to overcome the limited medical application of cord blood therapy;
●	inability to gain market acceptance of cord blood banking;
●	inability to overcome cell related therapy negative publicity;
●	changes in the industry dynamics rendering our services obsolete;
●	limited suppliers of equipment and consumables;
●	failure to maintain and strengthen our hospital and service network;
●	significant number of subscribers terminating the service prior to the end of the contract period;
●	dramatic decline in our reputation among target subscribers;
●	litigation risk regarding our practice to release cord blood units abandoned by our former subscribers;
●	insufficient insurance coverage;
●	addition laws and regulations that impose significant costs and restrictions;
●	brand name infringement;
●	unsuccessful strategic partnership with Cordlife Singapore;
●	significant decline in value of our equity securities investment;

●	demand for our matching service not meeting our expectations, which could cause the valuation of donated cord blood units to decline significantly;
●	anti-takeover provisions discouraging a change of control;
●	senior management and key personnel risks;
●	GCBC being classified as a passive foreign investment company (“PFIC”);
●	if the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ordinary shares, and the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections;
●	the U.S. Securities and Exchange Commission (the “SEC”) actions against certain PRC-based accounting firms;
●	granting of additional RSUs in the future; and
●	cyber security risk.

Risks relating to operations in China include issues arising from the following matters and related adverse developments:

●	changes in political, economic and legal circumstances in China;
●	changes in U.S. and China relations and related regulations;
●	RMB not being freely convertible and potentially being subject to significant fluctuation;
●	RMB fluctuation having a material impact on our share price;
●	China’s legal system being different from other countries;
●	recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China;
●	the CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets;
●	inability to effect legal process service or enforce foreign judgements;
●	difficulty for overseas regulators to conduct investigation in the PRC;
●	PRC resident-established offshore companies may not be able to distribute profit or inject capital;
●	discontinuation of preferential tax treatment;
●	tax implications concerning PRC resident enterprise and non-PRC resident enterprise;
●	changes in PRC law regarding labor and employee benefits; and
●	failure to protect personal information under PRC regulations.

Risks to our shareholders include issues arising from the following matters and related adverse developments:

●	failure to settle the proceedings regarding the notice of petition filed by our largest shareholder;
●	our market price may be volatile;
●	Cayman Islands laws may be less protective;
●	difficulty to bring legal action against us;

●	foreign issuer exemption from certain U.S. rules and regulations;
●	failure to maintain effective internal control;
●	may not be able to pay dividends;
●	additional costs incurred for being a U.S. public company;
●	potential sales of our ordinary shares;
●	devoting significant resources to defend against shareholder litigation; and
●	scrutiny against U.S.-listed Chinese companies.

Risks Relating to Our Business

Our business and financial results may be materially and adversely affected by the current COVID-19 pandemic outbreak.

Since late 2019, COVID-19 has spread across China, including our primary markets of Beijing, Guangdong, and Zhejiang. The World Health Organization declared the outbreak of COVID-19 a pandemic on March 11, 2020. As COVID-19 continues to spread, different cities in China have taken various restrictive measures, including implementing complete or partial lockdowns. For example, the 2020 Chinese Lunar New Year holidays were extended in order to curb the spread of the virus, resulting in insufficient work force and delayed production for many industries. These preventive measures have continued to impact our daily operations. The government’s efforts to control COVID-19 have placed heavy pressure on our marketing, promotional and sales activities. From time to time, part of our salesforce were unable to return to work due to lockdowns implemented in various cities, and some hospitals were restricting entrance to hospital staffs and patients only. As a result, these measures have had adverse impact on our marketing efforts and access to potential clients, rendering client conversion challenging. We focus on protecting the safety and well-being of our work force while also ensuring that no disruption occurs to the day-to-day services that we provide to existing clients. Therefore, we have increased our efforts to purchase necessary medical supplies and equipment, which has led to an increase in operating costs. In addition, the negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. It is yet difficult to estimate how long it will take to restore people’s normal lives, or whether certain pandemic-control measures will become part of a new norm. These conditions, compounded by other factors, have adversely affect potential clients’ pregnancy decisions. With vaccination rate gradually increasing in China, the impact from COVID-19 may be alleviated. However, certain variants have proven to be more severe or infectious, especially the Omicron variant, which have resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. In addition, while the world is facing various challenges in response to COVID-19, China may continue to tighten its anti-pandemic policies and measures, which would add further headwinds to the recovery pace of China’s economy and consumer confidence. Taking into consideration the potential effects of COVID-19 on fertility, as well as the observed impacts of the COVID-19 pandemic on socio-economic conditions, the number of newborns in the respective regions where we operate is expected to remain low in the near term.

In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies to counter the negative economic impact brought forth by COVID-19. In addition, inflation has accelerated in many economies, in particular the United States, and policy actions to address inflation may slow or reverse economic growth or have other negative effects on economic conditions. These government policies and actions could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict. We expect this situation will continue to have a material adverse impact on our operating results in the year ending March 31, 2023 and possibly in future years depending on the length of the pandemic and its economic repercussions. We will continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance.

Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.

We generate substantially all of our revenues by providing our subscribers with processing services, which consist of the testing and processing of cord blood units, and storage services, which consist of the storage of cord blood units in our facilities. We sometimes refer the processing services and storage services collectively as “subscription services” in this report. In addition, we are also required by the PRC government to store cord blood units donated by the public and offer matching units to patients in need of transplants, which we sometimes refer to as the “matching services” in this report. All of these revenues for the years ended March 31, 2020, 2021 and 2022 were derived in China. Due to the lack of a clear, consistent and well-developed regulatory framework, operation in the cord blood banking industry in China involves significant ambiguities, uncertainties and risks. We cannot assure you that we can continue to operate our business in the same manner for the following reasons:

●	“One license per region” policy

The NHC (formerly known as NHFPC) has been following a “one license per region” policy in its regulation of cord blood banks, which precludes more than one cord blood banking license holder from operating in the same region. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses; meanwhile, it plans to build the National Cord Blood Bank. On November 29, 2019, the NHC announced a Notice Regarding the Issuance of Free Trade Zone “Separating Permits from Business Licenses” Healthcare Reform Implementation Plan (the “New Policy”). Under the New Policy, the LHCs are allowed to approve cord blood banking licenses in 18 pilot Free Trade Zones (“FTZs”) in China, namely Shanghai, Tianjin, Fujian, Guangdong, Liaoning, Zhejiang, Hubei, Henan, Chongqing, Sichuan, Shaanxi, Hainan, Shandong, Jiangsu, Guangxi, Hebei, Yunnan and Heilongjiang. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. As of September 24, 2020, this number had been increased from 18 FTZs to 21 FTZs in China, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced a Notice on Reform Measures for “Separating Permits from Business Licenses” in the Medical Field (the “2021 Policy”) to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide.

If new licenses are issued in Beijing, Guangdong, Zhejiang or any region where we operate the licensed cord blood banks, or if the LHCs actually permit or acquiesce the operation of subscription service by other types of institutions, our market position as the sole cord blood banking operator in the relevant region may be undermined. Further, we may be required to record impairment charges in respect of some or all of the carrying values of the rights to operate our cord blood banks in Guangdong and Zhejiang, or our investment in Shandong, if additional licenses are issued in those regions or if the NHC or the relevant LHC takes the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. Any impairment charge that we may be required to record due to changes in regulatory policies could materially and adversely affect our assets and net income.

●	Biosecurity Law

The Biosecurity Law of the People’s Republic of China (the “Biosecurity Law”) was passed by the Standing Committee of the PRC National People’s Congress and took effect on April 15, 2021. The Biosecurity Law empowered the government to strengthen the regulation and supervision over multiple biological factors, including the biosecurity management of human genetic resources (“HGR”) and biological resources. The Biosecurity Law also contains provisions that specifically address the collection (only for certain HGR defined under the Biosecurity Law), preservation, international research or export of HGR shall be subject to the prior approval of the Ministry of Science and Technology of the People’s Republic of China (“MOST”), unless for the purposes of clinical diagnosis and treatment, for collection and supply of blood or for other purposes defined under the Biosecurity Law. Under the Biosecurity Law, any overseas organization, individual or any entity established or actually controlled thereby is not allowed to collect or preserve China’s HGR in China, or provide China’s HGR collected in China to regions outside of China. In the absence of further implementation details, there are significant ambiguities and uncertainties regarding the Biosecurity Law and how it will affect GCBC’s operations. Given that GCBC is a Cayman company and GCBC’s subscription services involve collection and storage of umbilical cord blood stem cells from subscribers and donors in China (which contains HGR), it is possible that the regulatory authorities will take the position that GCBC is in violation of the Biosecurity Law. If this is the case, we may be forced to cease our subscription and matching services; or be forced to modify our operations or apply for additional approvals in order to comply with the Biosecurity Law. As such, our operational, financial condition and share price would be materially and adversely affected.

●	Antitrust Law

Our business may be exposed to increasingly stringent anti-monopolistic measures from the PRC government. Under the PRC Antitrust Law, the monopolistic activities are classified into (i) monopoly agreements, including both agreements entered into between business operators and suppliers and agreements between the operators; (ii) abuse of a dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition. As of the date of this report, only seven cord blood banking licenses have been granted in China, three of which to the Beijing Cord Blood Bank, the Guangdong Cord Blood Bank and the Zhejiang Cord Blood Bank (all of which are operated by us) and a fourth to Qilu, the sole operator of the Shandong Cord Blood Bank, in which we own a 24.0% equity interest and our controlling shareholder owns a 76.0% equity interest. Therefore, we cannot assure you that we will not be identified as a business operator having a dominant market position. In the event of such circumstances, the antitrust authorities may impose more stringent supervision over our operations in China, in particular as to our ability in changing or modifying any parts of our operations. There is even a risk that subscription prices would become subject to compulsory or directory guidance or other restrictions imposed by PRC government. Further, we plan to expand our business through further strategic acquisitions. If the contemplated business concentration has the effect of precluding or impeding competition, the antitrust authorities may prohibit consummation of the contemplated business concentration or impose conditions that would lessen the impact of the concentration poses on competition, and we may therefore be unable to expand our business through acquisitions. In addition, our subsidiaries in Beijing, Guangdong and Zhejiang adopt similar commercial policies and share lots of material procurement channels in China. In the event that any agreement or a series of agreements entered into by us are identified as monopoly agreements, the profits generated from such agreements could be confiscated and we may be subject to administrative penalties.

●	Provision of fee-based commercial cord blood banking services

Under the Measures for the Administration of Blood Stations issued by the MOH, or “the Measures”, which became effective on March 1, 2006 and were amended in 2009, 2016 and 2017, respectively:

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

Our Beijing, Guangdong and Zhejiang licenses were either renewed or issued by the relevant provincial-level DOHs, LHFPCs or LHCs after the Measures became effective on March 1, 2006.

The cord blood bank operated by Jiachenhong, our operating subsidiary in Beijing, obtained its first cord blood banking license from the MOH in September 2002. In September 2005, June 2007, March 2010 and April 2013, the MOH/DOH in Beijing renewed the license for the cord blood bank operated by us for an additional three years. In April 2016, the LHFPC in Beijing renewed the license for the cord blood bank operated by us for an additional nine years. The cord blood bank operated by Nuoya, our operating subsidiary in Guangdong, obtained its first cord blood banking license from the DOH in Guangdong in June 2006. In each of May 2009, May 2012, May 2015, May 2018 and April 2021, the DOH/LHFPC/LHC in Guangdong renewed the license for the cord blood bank operated by us for an additional three years. The cord blood bank operated by Lukou, our operating subsidiary in Zhejiang, obtained its first cord blood banking license from the DOH in Zhejiang in September 2010. In each of September 2013, September 2016 and September 2019, the DOH/LHFPC/LHC in Zhejiang renewed the license for the cord blood bank operated by us for an additional three years.

All the operators of the licensed cord blood banks in China have been providing fee-based commercial cord blood banking services to fee-paying subscribers in conjunction with cord blood banking services provided to the public with respect to donated cord blood units. We believe that the NHC and the LHCs in Beijing, Guangdong and Zhejiang are aware of fee-based commercial cord blood banking services in these regions, as they inspect cord blood bank facilities from time to time. In addition, our license application materials submitted to the LHFPCs/LHCs in Beijing, Guangdong and Zhejiang contained information about our subscription services to subscribers.

Although the above facts indicate that the NHC and the LHCs have been continuously supervising Beijing, Guangdong and Zhejiang cord blood banks, which collect cord blood units donated by the public and provide fee-based commercial cord blood banking services, there lacks a clear, consistent and well-developed regulatory framework for the cord blood banking industry in China as well as formal clarifications of policies or positions by the NHC and the LHCs on how they interpret, administer and enforce the regulations in light of the ambiguities under the current regulatory environment. In response to the development of China’s medical reform, the PRC government may further promulgate certain guidance or compulsory regulations or clarify its policies or regulatory positions in other manners, which could undermine cord blood bank operator profitability by restricting or even prohibiting licensed cord blood banks or their operators from conducting fee-based commercial cord blood banking services. The PRC government may guide or force licensed cord blood bank to focus on its business of providing matching services or at least take matching services as its main business by imposing certain restrictive conditions on subscription services. We cannot assure you that the PRC government and the health authorities will continue their current regulatory practice and not prohibit the provision of for-profit subscription services. In the event that the PRC government and the health authorities change their regulatory position and prohibit companies or any other entities in China, including us, from operating for-profit subscription businesses or acting as operators of cord blood banks, we may have to terminate our business or change our business model. Further, if we were required to apply for a special or a separate permit, license or authorization for the provision of such services, we may have to suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if we are unable to obtain the license. Also, there is no assurance that we will be able to apply for and obtain a new approval or license to expand our business.

The NHC or the relevant LHC may take the position that the provision of fee-based commercial cord blood banking services is not limited to operators of licensed cord blood banks. In the event that the NHC or the relevant LHC publicly announces such position, or clarifies such position in an implicit or explicit manner, other companies in healthcare or other related industries may begin to provide such services, in which case we will face direct competition from these companies.

If any of the above circumstances occur, our business and financial condition will be materially and adversely affected. Similarly, if the NHC or the relevant LHC orders the operator of the Shandong Cord Blood Bank to cease fee-based commercial cord blood banking operations, Qilu’s operations will be severely affected, which in turn may materially and adversely affect our investment.

●	Laws in relation to foreign investment

Our business may be materially and adversely affected if we are prohibited from providing collection, testing, storage and matching services in connection with cord blood under the Industrial Catalogue Guiding Foreign Investment, or the “Catalogue” and the Negative List.

Prior to December 1, 2007, foreign investments in China were subject to regulation by the Catalogue promulgated in November 2004 by the National Development and Reform Commission, or the “NDRC”, and the Ministry of Commerce, or the “MOC”. On October 31, 2007, the NDRC and the MOC revised the Catalogue, which became effective on December 1, 2007. The Catalogue was subsequently amended and revised by the NDRC and the MOC in 2011, 2015 and 2017. On June 28, 2018, the NDRC and the MOC promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (the “Negative List”) (2018 Edition), which entered into force from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. On June 30, 2019, the NDRC and the MOC promulgated the Negative List (2019 Edition) and The Catalogue of Industries for Encouraged Foreign Investment (the “Encouraged Catalogue”) (2019 Edition) which became effective on July 30, 2019, and the Negative List (2018 Edition) and the categories of “encouraged” for foreign investment as provided in the Catalogue revised in 2017 were repealed simultaneously. On June 23, 2020, the NDRC and the MOC promulgated the Negative List (2020 Edition) which became effective on July 23, 2020 and the Negative List (2019 Edition) was repealed. On December 27, 2020, the NDRC and the MOC promulgated the Encouraged Catalogue (2020 Edition) which became effective on January 27, 2021 and the Encouraged Catalogue (2019 Edition) was repealed. On December 27, 2021, the NDRC and the MOC promulgated the Negative List (2021 Edition), which became effective on January 1, 2022 and replaced the Negative List (2020 Edition).

On March 15, 2019, the National People’s Congress promulgated The Foreign Investment Law of the PRC (the “FIL”), which became effective on January 1, 2020. According to the FIL, foreign investments are entitled to pre-entry national treatment and subject to negative list administration. Foreign investors (the “Foreign Investors”) must not invest in any forbidden fields stipulated in the Negative List. Under the Catalogue promulgated in 2004, there were no prohibitions against investment by foreign enterprises in the cord blood banking industry in China. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition), however, foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the Negative List still does not clearly define the scope of such prohibited business, it is uncertain whether it prohibits diagnosis and treatment technology development and application of stem cells only or it prohibits all stem-cell-related technology development and application. Therefore, it is unclear whether our cord blood banking services will be construed as a prohibited business under the Negative List.

We have consulted with our PRC counsel and found no evidence leading to the conclusion that the subscription services provided by our cord blood banks violate the Catalogue revised in 2007, 2011, 2015 and 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition). We have also communicated and consulted with the MOH/NHFPC/NHC and the relevant DOHs/LHFPCs/LHCs regarding the legality of cord blood banking services provided by our cord blood banks subsequent to the effectiveness of the Catalogue revised in 2007, 2011, 2015 and 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition). So far, neither the Company nor our cord blood banks have received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service being deemed non-compliant with the relevant PRC laws and regulations or in violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the registered capital and change of the legal representative of our PRC subsidiaries, after the Catalogue revised in 2007, 2011, 2015 and 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) became effective, have been officially approved, registered and filed with the authorized Industry and Commerce Administration Bureau. Also, our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank renewed their cord blood banking licenses in April 2016, April 2021 and September 2019, respectively, with the relevant authorities, after the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) were already effective. None of Jiachenhong, the Beijing Cord Blood Bank, Nuoya, the Guangdong Cord Blood Bank, Lukou, or the Zhejiang Cord Blood Bank encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

The Catalogue revised in 2007, 2011, 2015 and 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) have no retroactive force, and foreign enterprises approved to operate in China before their businesses become prohibited under the Catalogue revised in 2007, 2011, 2015 and 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) should be able to continue their businesses in accordance with the approvals they previously obtained. However, there is no assurance that such enterprises will continue to be able to renew their licenses if the government authorities consider that renewal of their licenses would contravene the Negative List. Moreover, we may not be able to obtain necessary approvals for our business expansion or acquisitions under the Negative List from the government authorities. We also may not be able to extend the operating periods of our existing PRC subsidiaries, including Jiachenhong, Nuoya and Lukou. Jiachenhong has an operating period of twenty years and the cord blood banking license is subject to renewal in May 2025. Nuoya has an operating period of thirty years and the cord blood banking license is subject to renewal in May 2024. Lukou has an operating period of twenty years and the cord blood banking license is subject to renewal in September 2022. The contracts between Jiachenhong, Nuoya and Lukou and their respective subscribers are typically for a period of 18 years. Effective from April 1, 2021, we provide further storage service with a contract period for 10 years or 20 years to subscribers who completed the first 18-year contract period. If Jiachenhong, Nuoya and Lukou are unable to extend their respective operating periods, these respective operating periods will not cover the period of the contracts entered into after September 2005, August 2019 and December 2012, respectively, and the relevant entities may have to be transferred to domestic companies or go into liquidation upon the expiration of their respective operating periods. In addition, after the Negative List is issued, we may not be able to obtain approval from the relevant authorities for increasing the registered capital of Jiachenhong, Nuoya and Lukou, subscribing to the increased registered capital of Jiachenhong, Nuoya and Lukou, or making contributions for such capital with foreign currency sourced from overseas. If any of the above factors occurs, we may be required to change our business model or otherwise cease our business operations.

●	Other additional licensing requirements

o

The NHC or the relevant LHC may take the position that the subscription services and the matching services cannot be operated by the same operator. In such circumstances, we may be required to obtain a separate or a special license, permit, or authorization for our subscription services, or may be subject to some restrictive conditions, in which case our operations will be materially and adversely affected.

o

The PRC government may adopt additional requirements for the licensing, permitting or registration of cord blood banking services. As a result of the ongoing healthcare reforms in China, and in view of the policies promulgated and published by the PRC government regarding the aforementioned healthcare reforms, including the Notice on Strengthening the Management and Control of Cord Blood Stem Cells published by the MOH on October 24, 2011, cord blood banks services may be subjected to pricing standards established by the relevant commodity price departments of the PRC. Moreover, on October 8, 2012, the State Council published a notice on the “Twelfth Five-Year Plan” of Health Care Development which suggests strengthening the safety and security of the blood stations, and improving the standards of the blood station laboratories, and on December 3, 2012, the MOH published three industrial standards including “Requirements for Blood Storage” which may be related to our cord blood banking service management. Notwithstanding, there lacks a clear and explicit price level or price guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish price guidance or introduce other specific price control standards for the cord blood banking services in the future. Additionally, we cannot guarantee that our subscription services will not be included in the scope of the price control or that governmental prices will be higher than our current rates or the costs of our operation. If this happens, our subscription services may become subject to compulsory or directory guidance or other restrictions imposed by the PRC government. In particular, if subscription services become subject to price controls in China, we would be required to abide by such controls and policies and we may not be able to charge our subscribers at current rates. If the government-controlled pricing or price guidance set by the relevant department of the PRC government is lower than our current pricing or the cost of our operation, our business operation or financial condition will be materially and adversely affected.

If we lose our position as the sole provider of cord blood banking services in our existing markets, our business and prospects may be materially and adversely affected.

Our business and financial results may not benefit from, and in certain circumstances may be adversely affected by, the adoption of three-child policy in China.

The one-child policy lasted for over 40 years in China, and successfully controlled population growth rates in the past few decades. Effective on January 1, 2016, the amendment of Population and Family Planning Law of PRC relaxed the one-child policy by allowing families to have two children where certain requirements are met. On May 31, 2021, the Chinese government approved the three-child policy which allows each couple in China to have up to three children. With only one child in each family, it was previously difficult to obtain matching stem cells if such child needed a transplant. In families with more than one child, the possibility of acquiring matching stem cells from a sibling is increased, and such families may decide not to subscribe our subscription services. As the number of babies born in China continues to decline, it remains uncertain whether the adoption of the three-child policy will immediately lift the newborn number. Also, if the number of family members increase, the economic resources allocated to each child may fall, and our services may become less appealing to less affluent families. As a result, our subscription services may not benefit from, and our business and financial results may even be adversely affected by, the three-child policy.

If all or part of the demand for stem cells is met by matching cord blood units donated by the public to patients in need of transplants, expectant parents may choose not to pay for our subscription services, and our business and financial results may be materially and adversely affected.

There is no assurance that demand for our subscription services will remain at current levels for the following reasons:

●	Cord blood banking licensees in China are required to accept all cord blood unit donations except for a valid medical reason and to provide matching services to patients in need of transplants. As the number of cord blood units donated by the public grows in size and increases in diversity, the probability of finding matching units for a patient among the units donated by the public may increase, which may result in a decrease in market demand for our subscription services.

●	The value of our subscription services is related to the higher success rate of autologous cord blood transplants over unrelated ones. If medical research discovers new and more effective medical procedures that make allogeneic cord blood transplants safer and more effective, the clinical advantage of storing a child’s umbilical cord blood for his or her own future therapeutic use may significantly decline.

●	China’s healthcare industry continues to undergo various reforms. We cannot assure you that the PRC government will not adopt policies to encourage non-profit healthcare measures, such as matching services, while restricting or prohibiting profit-making healthcare measures, such as our subscription services.

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

Our investment in Qilu may be materially and adversely affected due to a downturn in the local economy or birthrate level in the Shandong province, which may result in an impairment of our investment.

We invested in Qilu, the exclusive cord blood banking operator in the Shandong province, with an equity interest of 24.0%; its remaining 76.0% equity interest is owned by our controlling shareholder. Due to the lack of geographical diversity, Qilu may be unable to mitigate the effects of any adverse trends in local economic development, disposable income or birthrate level. Any slowdown in the Shandong province’s economic development, unfavorable demographic trend, decline in disposable income of expectant parents or adverse change in consumer behavior will adversely affect Qilu’s capability to penetrate its local market. As such, our investment in Qilu may be materially and adversely affected or severely impaired.

If we fail to expand through strategic acquisitions of cord blood banks in other regions, we may not be able to expand our scope of operations or increase our revenues.

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced the New Policy. Under the New Policy, the LHCs are allowed to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide. We believe we would have to rely on strategic acquisitions of cord blood banks in other regions to expand our operations. Expansion through strategic acquisitions is subject to a number of risks:

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

As part of our business strategy to expand our service portfolio, we are seeking to acquire additional businesses which would enable us to offer additional healthcare and therapeutic related services to our cord blood banking subscribers that in turn diversify our revenue stream, leverage our corporate infrastructure and commercial expertise. There are limited opportunities available that align with our business strategy and there can be no assurance that we will be able to identify or complete any suitable acquisition in a timely manner, on a cost-effective basis, or at all, or that such transactions will be successfully integrated into our business. For example, we have entered into agreements to acquire an approximately 95% equity interest of Cellenkos and the rights to develop and commercialize all of its existing and future products worldwide except those related to Cellenkos’ existing collaboration with Incyte Corporation (Nasdaq: INCY). However, we cannot assure you that we can complete this transaction or realize any anticipated benefits from this transaction, if completed. See “—Risks to Our Shareholders— Our largest shareholder filed a winding up petition with the Grand Court of the Cayman Islands, which, among other things, seeks to prevent our acquisition of Cellenkos, remove our current Board of Directors and effect related governance changes, a Writ of Summons which, among other things, seeks to unwind the Cellenkos Acquisition, and a claim against GM Stem Cells in the British Virgin Islands which, among other things, seeks a declaration that a share charge over its shares in the Company is invalid” for more information.

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

Even if we do acquire suitable businesses, the management of integration of an acquired business or company may disrupt our ongoing business and require management resources that otherwise would be available for ongoing efforts and development of our existing business. The integration of the operations of such acquired businesses requires significant efforts, including the coordination of information technologies, sales and marketing, operations, finance and business systems and processes. These efforts result in additional expenses and involve significant amounts of management’s time. Further, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable event which can materially and adversely affected our operation and financial condition. If we cannot successfully integrate additional healthcare and therapeutic related services for the benefits of our cord blood banking subscribers, we may experience material negative consequences to our business, financial condition or results of operations.

We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially and adversely affected.

On November 29, 2019, the NHC announced a New Policy. Under the New Policy, the LHCs are allowed to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide. If the NHC or the relevant LHCs decide to grant new cord blood banking licenses in the future in other regions, we may attempt to apply for licenses in such regions. Applying for licenses involves a variety of risks:

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

Chinese laws and regulations are changed, supplemented and amended from time to time to establish a well-developed legal system, while at the same time, China is in an environment in which market conditions change rapidly. Therefore, certain laws and regulations may fail to be updated in time to adapt to the new business environment, and some of the laws and regulations published only give a regulatory framework or fundamental principles, whose specific operational procedures and clear explanations in relation to certain details (for example, the standard, the scope and the procedures) may be absent. In addition, laws and regulations may not be enforced in a timely manner by administrative or judicial institutions, and provincial-level LHCs may have different positions and therefore adopt different supervision methods as they interpret the laws and regulations in relation to administration of cord blood banks. Although a decision (No. 2004 HuErZhongXingZhong256) made on December 6, 2004 by Shanghai No. 2 Intermediate People’s Court, which can be accessed on the official website of Shanghai No. 2 Intermediate People’s Court (https://www.shezfy.com/view.html?id=2894) held that operators that conduct cord blood collection and supply activities without licenses will be ordered to shut down by the authorities, we cannot assure you that there will not be competitors without licenses operating in our target markets. These competitors may include medical institutions having a hematology specialty, general blood stations, institutions which preserve biological tissues (i.e. sperm bank), hospitals’ blood clinic divisions, research institutions, and commercial institutions or organizations. Also, there can be no assurance that operators of the licensed cord blood banks in other regions (outside Beijing, Guangdong and Zhejiang) will not compete with us in our target markets, or otherwise pose competition against us with other unfair methods. If the above circumstances occur, we may be unable to obtain timely and effective protection from the government and may have to deal with unfair competition from such operators, which may result in our loss of opportunities to explore the potential market, or even a decrease or loss of our existing market demand. In any such case, our operations and financial condition would be adversely affected.

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

Our prospects may be adversely affected if there are no or limited new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment.

Cord blood therapy is yet to be considered as a mainstream therapeutic approach, with the first successful cord blood transplant occurring only in 1988. Cord blood therapy needs to overcome various technical obstacles before it can become an established medical practice. Cord blood therapy currently has the following limitations:

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

Cord blood therapy may never become an established medical practice. If the perceived utility of cord blood therapy declines, our prospects will be materially and adversely affected.

The profitability of our business is subject to market acceptance of cord blood banking in China.

Growing market acceptance of cord blood banking services is critical to our future success. It is, however, difficult to predict whether we will be successful in generating additional consumer interest and confidence in the value of our services. Cord blood banking is a relatively new precautionary healthcare concept among the Chinese population. To many of our target subscribers, our services are novel and represent a departure from conventional healthcare spending. Cord blood banking may be unattractive to some from a costs-and-benefits perspective. We have made substantial capital investments in Beijing, Guangdong and Zhejiang, and expect to incur substantial capital investments in our potential markets in the future. If we are unable to penetrate our existing and future markets by attracting new subscribers or potential subscribers in the PRC, or our target subscribers do not acknowledge or accept the idea of cord blood banking, our business, financial condition and results of operations will be materially and adversely affected.

Our prospects and business may be materially and adversely affected by negative publicity involving cell related therapies.

In April 2016, an unsuccessful treatment involving cell therapy generated significant public concerns in China. In 2014, Mr. Zexi Wei, a 21-year-old Chinese college student, was diagnosed with synovial sarcoma, a rare form of cancer that affects tissue around major joints. Mr. Wei died in April 2016 after receiving a certain type of cell-based immunotherapy in a hospital in Beijing that he learned of from a promoted result on a Chinese Internet search engine (the “Wei Zexi incident”). The Wei Zexi incident was widely covered by the media, which was highly critical of the promoted search practices of the Chinese Internet search engine. This incident was investigated by the CAC, which concluded that the Chinese Internet search engine’s pay-for-placement results influenced Mr. Wei’s medical choices, and influenced the fairness and objectivity of search results. As a result, there remains significant public distrust in the PRC regarding the possibility for online promotion of false or misleading medical information, particularly as it relates to innovative cell therapies.

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

On the other hand, we, as one of the largest private hematopoietic stem cell storage operators, may face challenges when marketing our services to expand our subscriber base if the public loses confidence in cell-based therapies due to certain negative effects from public events similar to the Wei Zexi incident in the future. Negative publicity and related Internet rumors may cast doubt among consumers in the PRC regarding cell-based therapies, which in turn may adversely affect consumer confidence in the cord blood banking industry.

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

We maintain a reasonable level of equipment and consumables as inventory in our laboratories for the examination, processing, collection and preservation of cord blood stem cells. We also maintain, whenever available, multiple suppliers for our equipment and consumables. However, the number of equipment and consumables suppliers within the cord blood banking industry may become limited, while some of them may decide to exit the industry, leaving us with even more limited suppliers to choose from. Without adequate or sufficient equipment and consumables, we may not be able to handle all potential subscribers and our operations and financial performance will be materially and adversely affected.

If we fail to maintain and strengthen our service platform, our new subscriber sign-ups may decline and our growth may be impaired.

Sales and marketing activities are conducted by our own direct sales force through a network of collaborating hospitals. As of March 31, 2022, we had collaborative relationships with 434 major hospitals in Beijing, Guangdong and Zhejiang. We conduct a significant portion of our sales and marketing activities through these hospitals and rely on them for cord blood collection. Our ability to maintain and strengthen our relationships with these hospitals is critical to our success and will be affected by the following:

●	For the year ended March 31, 2022, the top ten of these hospitals handled the collection procedures for approximately 15.0% of our new subscribers, and the top hospital accounted for 2.5% of our new subscribers. We expect that a substantial portion of our collection procedures will continue to be generated by a relatively small group of collaborating hospitals that may change from year to year. There is no assurance that the hospitals will continue to collaborate with us at the same levels as in prior years or such relationships will continue.

●	As part of our growth plan, we expect to increase the number of collaborating hospitals in Guangdong and Zhejiang and further strengthen our relationships with the collaborating hospitals on our existing platform. We have limited experience in managing a large service platform in Guangdong and Zhejiang. We cannot assure you that we will be able to maintain or develop our relationships with various hospitals.

The expansion of our service platform is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, that we gain from such an expansion may not be sufficient enough to justify our investment. If we fail to do so, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected.

Our financial condition and results of operations may be materially and adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period.

The contracts we entered into with our subscribers are typically for an initial period of 18 years. The contract period may be shorter if the cord blood unit stored with us is needed for transplants by the child or a family member. The contract period may also be shorter if our subscribers terminate their contracts with us prior to the end of the contract period for any reason. No penalties will be imposed for early termination. This effectively results in an annual election by our subscribers to renew their subscription contracts for storage services, which may result in more of our subscribers terminating the contract prior to the end of contract period.

In the event of termination by our subscribers prior to the end of contract period, we are unable to continue to collect storage fees on an annual basis. There is no guarantee that all of our subscribers will fulfill their contract obligations by continuing to pay storage fees on an annual basis during the contract period. If we experience early termination by a significant number of our subscribers prior to the end of a typical contract period, we will lose revenues from storage fees payable by these subscribers for the remaining contract period.

Effective from April 1, 2021, we provide further storage service with a contact period for 10 or 20 years to subscribers who completed the first 18-year contract period. As more contracts expire over time, if subscribers elect not to purchase further storage service after the expiration of the initial period of 18 years, we will lose storage fees revenues from these subscription service contracts.

If the above-mentioned risks occur, our revenues will decrease and our financial condition and results of operations will be materially and adversely affected.

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

Our reputation among clients and the medical community is extremely important to our success. Our future success depends on acknowledging and actively monitoring the concerns of our target subscribers, regulatory agencies, medical practitioners, civil society groups and non-government organizations. Failure to take appropriate consideration of legitimate corporate responsibility issues in our day-to-day operations could have a material adverse impact on our reputation and business prospects. In particular:

●	To retain adequate sterility and stem cell viability, cord blood deposits in our cord blood banks are stored inside liquid nitrogen tanks at minus 196 degrees Celsius. To the extent the storage environment of our cord blood deposits is disrupted or impaired due to any software, hardware or equipment failure, our target subscribers may lose confidence in our services.

●	Our subscribers and donors provide us with extensive personal data, which are stored in our database. Any leakage or sabotage of such information could have significant legal implications, and materially and adversely affect our reputation and our ability to attract new subscribers and donors. See “—Risk Relating to Operations in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless” for more information on recent regulatory changes related to personal information protection and cybersecurity review.

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

In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matched cord blood units for a fee to patients in need of transplants. For subscribers who cease subscription for our services at the end of contract period or who fail to pay subscription fees, we have the right under the subscription contracts to treat the cord blood units stored as donated property and release such units to our cord blood inventory for patients in need of transplants. We require our employees to fully inform all prospective subscribers of this policy, and our subscribers are required to give their consent to this policy when subscribing for our services.

During the year ended March 31, 2022, we determined that the recoverability of 4,548 private cord blood banking subscribers was remote, therefore, we terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 3,666 prior private cord blood units were being treated as if they were donated units and will be part of our non-current inventories.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, consent of this nature is valid and enforceable under PRC law. However, in the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated properties and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of subscribers who do not fulfill their payment obligations. If the cord blood units abandoned by our former subscribers are already used by patients in need of transplants and are no longer available to our former subscribers or their family members who are in need of transplants, we may be required to pay them substantial monetary compensation in order to compensate for those damages.

Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units as inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China. Nonetheless, we cannot assure you that we will not become the subject of negative publicity resulting from this business practice, whether due to failure by our employees to duly notify our subscribers of this contract provision, ethical issues underlying this business practice or other reasons. If this business practice receives negative media attention, our reputation and our ability to attract new subscribers may be materially and adversely affected.

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

Currently, we maintain insurance coverage of RMB50.0 million (US$7.9 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB450.2 million (US$71.0 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to earthquake and other disasters, nor do we maintain business interruption or cyber security related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 (US$31,549) per person and RMB10.0 million (US$1.6 million) in the aggregate.

While we believe that we maintain adequate insurance, our business and prospects could nonetheless be adversely affected in the event of problems in our operations, for the following reasons:

●	Cord blood banking is an emerging business in China. We could have underestimated our insurance needs and may not have sufficient insurance to cover losses above and beyond the limits on our policies. In particular, our subscription contract limits our liability to an amount equal to twice the fees paid by the subscriber, and our insurance policies are procured with reference to this clause. If the enforceability of this clause is successfully challenged by a subscriber, any judgment against us may exceed the policy limit of our liability insurance.

●	Depending on the severity of the incident, any damage or destruction of the cord blood units in our custody could potentially expose us to significant liability from our subscribers, and could affect our ability to continue to provide cord blood banking services. A substantial portion of our losses in such a case will not be covered by our insurance.

●	Under the Civil Code of the People’s Republic of China (the “Civil Code”), the loss or damage to the cord blood units would be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. In addition, because the loss or damage to the cord blood units would be a potentially unique and perhaps irreplaceable therapeutic loss for which damages would be difficult to quantify, the liability cap stipulated in our subscription contracts may not be supported by PRC courts and the subscribers may be compensated in accordance with the actual loss or the damage they suffered. We therefore cannot be sure to what extent we could be found liable, in any given scenario, for damages suffered by a subscriber as a result of harm or loss of a cord blood unit. If the amount of compensation for the said mental damage or the actual loss or damage is found to be huge, our financial conditions may be materially and adversely affected.

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

Our business activities are subject to regulations that may impose significant costs and restrictions.

As the healthcare industry in China is monitored closely by regulatory authorities, our operations are constrained in many aspects. In particular:

●	Stringent regulations and standards apply to various aspects of our operations, including workers’ safety, the maintenance of premises, and the handling and disposal of waste materials and hazardous substances. Failure to maintain the required standards can result in fines, an order to suspend the operations of our facilities until corrective measures are implemented, or the revocation of our operating permits for such facilities or the denial of permission for their renewal. A failure in complying with these regulations may have a material adverse effect on our operations.

●	All collection devices and reagents used in our handling of cord blood units are regulated by the State Food and Drug Administration (which has been reorganized as the National Medical Products Administration since March 2018, or “NMPA”), and we require our suppliers to comply with all applicable regulations. The NMPA could at any time require our suppliers to obtain prior approval or additional clearance with regard to the materials, reagents, appliances, consumables, devices or containers which we are currently using or prepare to use. Such requirements may affect the shipment timing of our suppliers which in turn may materially and adversely affect our operations.

●	We are required by PRC law to hire professional medical waste disposal firms to collect and dispose of medical waste produced in the process of collection, transportation, testing, processing and cryopreservation of cord blood. Such compliance costs may put extra strain on our financial resources.

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

We rely on trademark law, company brand name protection policies, and agreements with our employees, subscribers and business partners to protect the value of our brand name. In particular, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China (which has been reorganized as the Trademark Office of National Intellectual Property Administration since March 2018) to use our trademarks, as of the date of issuance of this report, we had 86 registered trademarks. However, there can be no assurance that the measures we take in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name or copycat in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources.

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

Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines. Before the completion of the restructuring of Cordlife, we paid an aggregate of AUD12.4 million in exchange for a total of 24,366,666 shares in Cordlife. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin-off of Cordlife’s more mature cord blood banking businesses in Singapore and Hong Kong. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. After the restructuring of Cordlife as of June 30, 2011, we owned a total of 24,366,666 shares in each of LFC and Cordlife Singapore.

Before the restructuring, operations of the whole group were conducted under Cordlife. After the restructuring, the developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore now operates cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam). Subsequently, Cordlife Singapore acquired Stemlife, a Malaysia-based cord blood banking operator.

In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, we disposed of all of our shares in LFC. As of March 31, 2022, we owned 25,516,666 shares in Cordlife Singapore representing approximately 10.0% equity interest. There are risks associated with Cordlife Singapore’s operations, such as changes in regulations and different consumer appetite toward cord blood banking.

In May 2011, we entered into a marketing collaboration agreement with Cordlife HK, a subsidiary of Cordlife Singapore. Under the agreement, we will help to promote and provide referral services to potential clients who have interest in delivering babies in Hong Kong where Cordlife HK operates, in return for a minimal fee. As of the date of this report, no material development in this respect has been recorded.

In February 2014, we entered into a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we will obtain a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore. In return, we pay a licensing fee, but no material amount had been incurred up to March 31, 2022. We cannot assure you the market will accept these new services and accordingly the strategic alliance may not be successful or generate satisfactory returns.

Our investments in equity securities may adversely affect our financial performance.

We continuously review and monitor our investments entities such as Cordlife (or LFC and Cordlife Singapore after the restructuring) and other investment.

The market value of our investment in Cordlife declined during the nine months ended December 31, 2008. Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of Cordlife, the period of time during which market value of the shares was below cost, and the market condition at that time, the management determined that the impairment loss on the investment up to December 31, 2008 was other-than-temporary. As a result, accumulated impairment loss amounting to RMB37.4 million was recognized in earnings during the year ended March 31, 2009. After taking into account the extent of the decline in the fair value of the ordinary shares of LFC, the length of time during which the market value of the shares was below cost, and the financial condition and near-term prospects of LFC, our management considered that the decline in value on the investment in LFC was other-than-temporary. As a result, impairment loss of RMB8.4 million and RMB2.5 million was recognized in our earnings, which was transferred from other comprehensive income, during the years ended March 31, 2016 and 2017, respectively, and the market value as of December 31, 2016 formed a new cost basis of our investment in LFC. Our investment in LFC was disposed of in February 2018 and the unrealized holding loss was recognized in our earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of Accounting Standard Update (“ASU”) No. 2016-01 on April 1, 2018, all equity investments to be measured at fair value with changes in fair value was recognized through net income and the cumulative effect was adjusted to our balance sheet as of the beginning of the fiscal year of adoption. As of March 31, 2018, included in accumulated other comprehensive losses were unrealized net holding gains for equity investments in Cordlife Singapore of RMB62.6 million, which amount was then adjusted to retained earnings as of April 1, 2018. Decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB13.2 million and RMB20.4 million (US$3.2 million) for the years ended March 31, 2020 and 2022, respectively, and an increase in fair value of equity investments of RMB25.4 million for the year ended March 31, 2021, were recorded as other expenses and income through net income. As of March 31, 2022, we owned an approximately 10.0% equity interest in Cordlife Singapore. Should the value of our investment experience a significant decline, a decrease in fair value will have to be recognized through net income and this will adversely affect our financial performance.

If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted, which could affect our financial performance.

A significant portion of our inventories, which consist of cord blood units donated by the public, consists of the handling costs attributable to the testing, processing and preservation of donated cord blood units. The handling costs include direct material costs and direct labor costs incurred in handling of donated cord blood units. Cost of inventories also comprises an allocation of production overheads. Donated cord blood units are valued at the lower of cost or net realizable value using the weighted average cost method. Since we do not expect to recognize revenue from such inventories within 12 months from the balance sheet date, we classify donated cord blood units as non-current assets on our consolidated balance sheets. The carrying value of our donated cord blood units was RMB95.2 million (US$15.0 million) as of March 31, 2022. Our management periodically reviews quantities of donated cord blood stored in our banks to determine if a write-down on inventories is necessary based on estimated demand for our matching services and other industry knowledge. We did not record any write-downs on our inventories for the years ended March 31, 2020, 2021 and 2022. If demand for our matching services is significantly different from our management’s expectations, the valuation of donated cord blood units could be materially impacted.

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

In addition, we entered into service contracts with senior executive officers on June 30, 2009, namely Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. Each contract is automatically renewed every three years until the death or incapacitation of the senior executive officer unless terminated by either party with notice. If a service contract is terminated by the relevant executive within 30 days following a change of control of our company, the executive will be entitled to (i) all the salary and guaranteed bonuses that have actually accrued and are payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of US$5 million. GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses that have actually accrued and are payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of US$5 million. The aggregate cost of the severance payments that would become payable at the option of the senior executive officers upon a change of control could discourage acquisition bids for GCBC. These anti-takeover provisions could make it more difficult for a third party to acquire GCBC, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

As of March 31, 2022, Nanjing Ying Peng, via its wholly-owned subsidiary Blue Ocean Structure Investment Company Ltd (“Blue Ocean”), beneficially owned approximately 65% equity interest of GCBC. GCBC’s Board of Directors is divided into three classes, each of which will generally serve a term of three years with only one class of directors being elected in each year. At each of our annual meetings, as a consequence of GCBC’s “staggered” Board of Directors, only a minority of the Board of Directors will be considered for reelection and Nanjing Ying Peng, because of its ownership position, has considerable influence regarding the outcome.

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

If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ordinary shares. A trading prohibition for our ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we filed with this annual report on Form 20-F), the SEC will prohibit our securities, including our ordinary shares, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor was included in that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ordinary shares could be issued shortly after the filing of our annual report on Form 20-F for the fiscal year ending March 31, 2024, which would be due on July 31, 2024. Given that all PCAOB-registered firms in China were included in the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies trading on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the U.S. President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for the fiscal year ending March 31, 2023, which will be due on July 31, 2023.

If our ordinary shares are subject to a trading prohibition under the HFCA Act, the price of our ordinary shares may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ordinary shares when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ordinary shares may have to take additional steps to engage in transactions on that exchange, including establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for the fiscal year ending March 31, 2023 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. A total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan for the year ended March 31, 2015. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested, and a reversal of RMB1.5 million was recorded in sales and marketing expenses which was resulted from a write back of previously recognized share-based compensation expense due to the forfeiture of RSUs on the resignation of one of the grantees. Share-based compensation expenses of RMB84.3 million were recognized for the year ended March 31, 2018. We did not issue any RSUs subsequently and had no RSUs outstanding as of March 31, 2022. If we grant additional RSUs in the future, we could incur significant compensation charges and our net income could be adversely affected.

We are subject to cybersecurity risks and other cyber incidents, including the misappropriation of our information and other breaches of information security, which could adversely affect our business and disrupt our operations.

In the normal course of conducting our business, we collect and store sensitive data on our systems, including personal information of subscribers and employees, and proprietary business information of vendors and business partners. Despite the security measures we have in place and any additional measures we may implement in the future to safeguard our systems and to mitigate potential security risks, our facilities and systems, and those of our third-party service providers, could be vulnerable to cybersecurity breaches, such as unauthorized access, accidents, employee errors or malfeasance, computer viruses, hackings or other disruptions. Such breaches could compromise the security of our data and information technology infrastructure, thereby exposing our relevant data and information to unauthorized third parties. Techniques used to obtain unauthorized access to information systems, or to sabotage those systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any disruption of its systems or security breach or event resulting in the misappropriation, loss or other unauthorized disclosure of confidential information, whether by the Company directly or by its third-party service providers, could damage our reputation, result in the incurrence of costs, expose us to the risks of litigation and liability, result in regulatory penalties under laws that protect privacy of personal information, disrupt our business or otherwise affect its results of operations.

Risks Relating to Operations in China

Changes in political, economic and legal developments in China may adversely affect our business.

As we derive substantially all of our revenues in China and substantially all of our assets and operations are in China, our continued growth would depend heavily on China’s general economic conditions. We, however, cannot assure you that the Chinese economy will continue to grow, or that such growth will be steady or in geographic regions or economic sectors to our benefit. The global recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the impact of the recent Russia-Ukraine crisis and the related sanctions and other conflicts between Russia and Western countries, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down. There is also considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Inflation has accelerated in many economies, in particular the United States, and policy actions to address inflation may slow or reverse economic growth or have other negative effects on economic conditions. A downturn in China’s economic growth or a decline in economic condition may have material adverse effects on our results of operations.

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

In the past forty years, the growth of the Chinese economy has been uneven across different geographic regions and different economic sectors. In order to stabilize national economic growth, the PRC government adopted a series of macroeconomic policies. These policies include measures that restricted excessive growth and investment in specific sectors of the economy. We cannot predict the future direction of economic reforms or the effects that any such measures may have on our business, financial condition or results of operations.

Changes in U.S. and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares.

Political tensions between the U.S. and China have escalated. The U.S. government has taken a range of actions relating to U.S-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the HFCA Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Economic conditions in China are sensitive to global economic conditions. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to raise capital, and the market price of our ordinary shares.

The SEC has issued statements focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, SEC Chairman Gary Gensler, issued a Statement on Investor Protection Related to Recent Developments in China, in which he reported that he has directed the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. Consistent with that directive, on December 20, 2021, the SEC posted an illustrative letter containing sample comments to companies with the majority of their operations in the PRC or Hong Kong. The statement and sample comment letter also addressed risks inherent in companies with a variable interest entity, or a VIE, structure, which are used by some companies in China that operate in sectors that are subject to foreign ownership limitations. We do not have a VIE structure and are not in an industry that is subject to foreign ownership limitations. Further, we believe that we have full and complete disclosures relating to our operations in China, including applicable risks. However, our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the U.S.

In response to the SEC’s July 30 statement, the CSRC announced on August 1, 2021, that the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures.” There is no assurance that the tension between the two nations will ease soon.

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ordinary shares.

Our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015 and replaced the Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or “Circular 16”, which became effective on the date of promulgation and prevails in the event of any discrepancy between Circular 19 and Circular 16. Circular 19 and Circular 16 require that Renminbi converted from the foreign exchange earnings under capital account which the voluntary settlement has been applied by relevant policies (including the foreign currency-dominated capital of an FIE, foreign debts, and funds repatriated from overseas listing) shall be managed under the accounts for foreign exchange settlement and pending payment. The expenditure scope of such account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits and so forth. An FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign exchange earnings under capital account for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations, (ii) investing in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations, (iii) disbursing loans to unrelated parties unless explicitly permitted under its business scope, and (iv) the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Where an FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such an FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid account according to the actual amount of investment.

On October 23, 2019, SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or “Circular 28”, according to which non-investment foreign-invested enterprises are permitted to make domestic equity investments with their capital funds provided that such investments do not violate the Negative List. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or “Circular 8”, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing, without providing the evidentiary materials concerning authenticity of each expenditure, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. On December 31, 2020, the People’s Bank of China, the NDRC, the MOC, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission, and the SAFE jointly promulgated the Circular on Further Optimizing the Cross-border Renminbi Policy to Support the Stabilization of Foreign Trade and Foreign Investment, or “Circular 330”,which became effective on February 4, 2021, and further lifts the restriction on the use of RMB income from capital accounts. RMB income from capital accounts of domestic institutions (including foreign direct investment capital, cross-border financing and repatriation of funds raised from overseas listings) shall be operated within the business scope approved by relevant state departments and shall be in line with specified circumstances: (i) shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) shall not be used for granting loans to non-connected enterprises unless otherwise expressly permitted by its business scope; and (iii) shall not be used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises). Considering that Circular 28, Circular 8 and Circular 330 are often principle-oriented and subject to the detailed interpretations by the enforcement bodies to further apply and enforce such laws and regulations in practice, it is unclear how they will be implemented, and there exist high uncertainties with respect to its interpretation and implementation by government authorities and banks.

In the future, we may grow our business in part by acquiring additional cord blood banks in China. Any non-compliance with the relevant foreign exchange requirements may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi against the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our revenue and profit, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses as we convert U.S. dollars into Renminbi. As of March 31, 2022, we had cash denominated in U.S. dollars of US$0.1 million.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1 to RMB8.27 to US$1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar was increased from 1% to 2%. Effective from October 1, 2016, RMB has been included in the International Monetary Fund’s basket of special drawing rights. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. Any significant changes regarding the PRC government foreign exchange policy or major revaluation of Renminbi against U.S. dollar or other major currencies may materially and adversely affect our financial condition and our ordinary share price.

China’s legal system is different from those in some other countries.

It is especially difficult for us to accurately predict the potential impact to us of new legal requirements in China because China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other developed countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may not be aware of our violation of these policies and rules until the time after the violation. Rules and regulations in China can change quickly with little advance notice. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations may adversely affect our financial condition and results of operations. Recently, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the cord blood banking related businesses do not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

As substantially all of our business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner of our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

On December 28, 2021, 13 government departments including the CAC jointly issued the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022 and superseded the Measures for Cybersecurity Review promulgated on April 13, 2020. The Measures for Cybersecurity Review (2021 version) provides that, a cybersecurity review is required, when national security has been or may be affected and where critical information infrastructure operators purchase network products or services and network platform operators process data. When a platform operator in possession of personal information of over one million users applies for listing abroad, it must apply for cybersecurity review. On July 30, 2021, the State Council promulgated the CII Regulation, which became effective on September 1, 2021. Pursuant to the CII Regulation, “critical information infrastructures” refers to important network facilities and information systems of key industries such as public communications and information services, energy, transportation, irrigation, finance, public services, e-government and science, technology and industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizens’ livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation to them occurs. The CII Regulation also provides that competent authorities shall promulgate detailed rules in designating critical information infrastructure, identify critical information infrastructure in the relevant industries, and notify operators of such critical information infrastructure in a timely manner. As of the date of this report, the responsible authorities have not promulgated any implementation provisions or identification rules, and cord blood banking services have not been included in the relevant scope of “critical information infrastructure.” In addition, as of the date of this report, we have not been notified by any authorities of being classified as a critical information infrastructure operator, involved in any cybersecurity review or received any investigation, inquiry, notice, warning or sanctions made by the CAC on such basis. As advised by our PRC counsel, Commerce & Finance Law Offices, we should not be identified as a “critical information infrastructure operator” or a “network platform operator” as mentioned above.

However, Measures for Cybersecurity Review (2021 version) were recently adopted, and there remain uncertainties as to their implementation and interpretation and how they will affect us. If applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On November 14, 2021, the CAC released the Regulation on Network Data Security Management (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security Management provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year shall be submitted to the local cyberspace affairs administration department before January 31 of each year. Since the Draft Regulation on Network Data Security Management (draft for public comments) is in the process of being formulated, it remains unclear on its final form, promulgation schedule, implementation and interpretation by the relevant PRC governmental authorities.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the PIPL on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On July 7, 2022, the CAC promulgated the Assessment Measures which will be effective on September 1, 2022. According to the Assessment measures, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level under any of the following circumstances: (a) where a data processor provides critical data abroad; (b) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (c) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (d) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. We have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations abovementioned.

Since these legislative and regulatory actions are new, it is highly uncertain as to how soon legislative or administrative regulation making bodies will respond and how existing or new laws or regulations or detailed implementation and interpretations will be modified or promulgated. Moreover, PRC laws and their interpretations and enforcement will continue to develop and change, and the PRC government may adopt other rules and restrictions in the future, which may subject us to additional regulatory review and disclosure obligations.

Future equity offerings by us may be subject to approval of the CSRC and other regulatory authorities in China, which could impose uncertainty on our capital raising activities.

On December 24, 2021, the CSRC released the Draft Overseas Listing Regulations which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirements in the future. Thus, it is still uncertain as to how the PRC governmental authorities will regulate overseas listings in general and whether we will be required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for offering our securities to our investors, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly impair our ability to raise funds and reduce the value of our securities.

On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. Archives, including working papers, that have been produced in mainland China by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in mainland China, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside mainland China, or transmitted to any institutions or individuals outside mainland China through any methods including via the use of information technologies. Overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. As of the date of this document, this draft has not been formally adopted and the final version and effective date of such measures are subject to change with substantial uncertainty.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks to Our Shareholders—Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited” for risks associated with investing in us as a Cayman Islands company.

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

To implement the Incentive Plan, GCBC established The Magnum Opus International Trust (the “Trust”); and according to the Incentive Plan, the trustee, Magnum Trustee, subscribed a total of 7,080,000 shares for facilitating the grant and vesting of incentive RSUs and hold such shares for the benefit of such executives, directors and key employees as a class. During the year ended March 31, 2018, all the 7,080,000 RSUs granted and deposited in the Trust were fully vested. The form and structure of the Incentive Plan is not the same with the equity incentive plans under Circular 7, therefore we did not go through the procedures required by Circular 7. However, we cannot assure you that the arrangement of the Incentive Plan will not be identified by relevant authorities as an equity incentive plan under Circular 7, and thus that the procedures required by Circular 7 are applicable. Under such circumstance, we will incur costs to fulfill the procedural requirements, and may also be subject to regulatory measures and administrative sanctions, including, but not limited to fines, imposed by SAFE and its local branches.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law”, which took effect on January 1, 2008 and subsequently revised on February 24, 2017 and December 29, 2018, respectively. Under the EIT Law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as a high and new technology enterprise (“HNTE”) enjoying special support from the government. As to the HNTE, the applicable tax rate is 15%.

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

Jiachenhong’s high and new technology enterprise (“HNTE”) certificate was originally dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE certificate was renewed on December 2, 2020 with a validity period of three years. Thus Jiachenghong’s HNTE status is valid retroactively as of January 1, 2020 and will expire on December 31, 2022, and Jiachenhong is subject to a reduced tax rate of 15% during such period. Nuoya’s HNTE certificate was originally dated December 2, 2019 and was approved by the relevant PRC tax authority in February 2020. Such status was valid retroactively as of January 1, 2019 and expired on December 31, 2021. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2022 to December 31, 2024. Lukou’s HNTE certificate was originally dated November 30, 2018 with a validity of 3 years. Such status is valid retroactively as of January 1, 2018 and expired on December 31, 2020. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou’s HNTE certificate was renewed on December 16, 2021 with a validity period of three years. Thus Lukou’s HNTE status is valid retroactively as of January 1, 2021 and will expire on December 31, 2023, and Lukou is subject to a reduced tax rate of 15% during such period. We cannot assure you that Jiachenhong, Nuoya and Lukou will each be redetermined as an HNTE and thus continue to enjoy preferential tax treatment upon expiration. Furthermore, because the PRC government may adjust from time to time the encouraged sectors and the specific conditions for determination of high-tech enterprises in response to the development of economies and technologies, we cannot assure you that Jiachenhong, Nuoya and Lukou will have their business operations continuously conform to the applicable conditions for determination of high-tech enterprises published by the government at any time. Once the business we operate is considered by authorities to have substantive differences from the conditions for high-tech enterprise published by the government at that time, our HNTE certificates may be revoked, and our position as HNTEs enjoying certain tax preferential treatment may be lost. Any further legislative changes to the tax regime could further increase the enterprise income tax rate applicable to, or provide for other adverse tax treatments for, our principal subsidiaries in the PRC, the result of which would have a material adverse effect on our results of operations and financial condition.

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

As a result, where non-resident investors are involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions are determined by the tax authorities as lack of reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 7 and Circular 37, and may be required to expend valuable resources to comply with SAT Circular 7 and Circular 37 or to establish that we/our non-resident investors should not be taxed under SAT Circular 7 and Circular 37, which may have an adverse effect on our financial condition and results of operations.

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

In February 2009, the Standing Committee of the National People’s Congress promulgated the Criminal Law Amendment (VII) (“Amendment (VII)”), which, among other things, provides that any government, financial institutions, telecommunications organizations, or transportation, education, health care institutions or similar institutions or their employees who illegally sell or provide personal information which is obtained in the process of performing their duties would constitute a crime. The aforementioned clause was replaced by relevant clause in Criminal Law Amendment (IX) (“Amendment (IX)”) promulgated by the Standing Committee of the National People’s Congress on August 29, 2015. According to Amendment (IX), selling or providing, in violation of relevant provisions of the State law, citizens’ personal information would constitute a crime. Amendment (IX) came into effect on November 1, 2015.

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

The PIPL, which was promulgated on August 20, 2021 by the Standing Committee of the National People’s Congress and became effective on November 1, 2021, provided a comprehensive personal information protection system, under which in the case of any personal information processing, individual prior consent must be obtained except in certain circumstances stipulated in it to the contrary. Further, any data processing activities in relation to sensitive personal information including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts, personal information of teenagers under 14 years old and other personal information that once leaked or illegally used might easily lead to the infringement of personal dignity or harm of personal and property safety, are allowed only if such activities are purpose-specified, highly necessary and strictly protected. In addition, cross-border personal information transmission is restricted unless certain requirements in the PIPL have been satisfied, including security review organized by the national cyberspace department and other conditions specified by the laws, regulations and the national cyberspace department.

In the ordinary operations of our company, we have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. If we, our business partners or some of our employees are found to violate the Civil Code or the PIPL by divulging or falsifying our subscribers’ personal information or failing to protect our subscribers’ personal information, or violate the criminal law by illegally providing or selling our subscribers’ private information, we will be confronted with lawsuit and our reputation will be ruined. Therefore, we may have to devote more resources and management efforts to reinforce our internal control system to ensure the security of our subscribers’ personal information and prevent the divulgement, falsification, loss and illegal disclosure of our subscribers’ personal information. In spite of this, our subscribers’ information may also be unexpectedly disclosed, and in some cases, we may, based on due reasons and through lawful channels, provide our subscribers’ information to a third person. There is no assurance whether such person would not violate the Civil Code or the PIPL or Amendment (IX), and use the information it receives from us in the agreed manners. The law does not provide clearly whether we will be prosecuted or will be required to bear other legal responsibilities in the event the person who receives personal information from us abuses such information. There is a possibility that we will be claimed by our subscribers for our failure in protecting their private information and such claim may be supported by the court. We may also be subject to investigation from criminal judiciary or even criminal penalties. Our corporate image may, as a result, also be materially and adversely affected in such circumstances, which in turn may affect our ability to recruit new customers and our financial performance.

Risks to Our Shareholders

Our largest shareholder filed a winding up petition with the Grand Court of the Cayman Islands, which, among other things, seeks to prevent our acquisition of Cellenkos, remove our current Board of Directors and effect related governance changes, a Writ of Summons which, among other things, seeks to unwind the Cellenkos Acquisition, and a claim against GM Stem Cells in the British Virgin Islands (the “BVI Claim”) which, among other things, seeks a declaration that a share charge over its shares in the Company is invalid.

On May 6, 2022, the Company received a winding up petition (the “Petition”) filed by Blue Ocean in the Grand Court of the Cayman Islands (the “Cayman Court”). Among other things, the Petition seeks orders that: (i) the Company refrain from proceeding with a proposed transaction by which the Company would acquire Cellenkos, as described in a Form 6-K filed by the Company on April 29, 2022 (the “Cellenkos Acquisition”); (ii) the Company amend and restate its Memorandum and Articles of Association; and (iii) the Company convene an extraordinary general meeting to propose the removal of its current Board of Directors and the appointment of alternative directors proposed by Blue Ocean. In the alternative, the Petition seeks an order for, among other things, the winding up of the Company. On May 16, 2022, a litigation steering committee (the “Litigation Steering Committee”), consisting of Ms. Ting Zheng (Ms. Ting Zheng is the chairman of the Litigation Steering Committee), Mr. Albert Chen, Mr. Mark Chen, Dr. Ken Lu, Ms. Jennifer Wang, Mr. Jack Chow and Mr. Jacky Cheng, was formed to oppose the Petition and to bring such other actions to satisfactorily resolve the matter.

The Cayman Court made various orders in relation to various interlocutory applications filed in the Petition. Among other things:

On May 12, 2022, upon Blue Ocean’s application, the Cayman Court issued an ex parte order preventing the completion of the Cellenkos Acquisition (the “12 May Injunction”).

On June 15, 2022, upon the Company’s application, the Cayman Court ordered, among other things, that, until further order of the Court, any resolution or resolutions (the “Resolutions”) that might be passed or purported to be passed at any extraordinary general meeting of the Company to be held or purporting to be held on June 16, 2022 (“the Purported EGM”) or other meeting held or purporting to be held pursuant to a Notice of Extraordinary General Meeting dated June 3, 2022 (on June 16, 2022 or any other date) shall not take effect and shall not be implemented, and Blue Ocean must not rely or purport to rely upon any such Resolutions and/or seek to convene or convene any extraordinary general meeting of the Company or other meeting (the “EGM Injunction”).

Following a hearing of various interlocutory applications on July 13 and 14, 2022, the Cayman Court subsequently issued a judgment (the “Judgment”). Among other things:

(i)

the Cayman Court observed that Blue Ocean’s shareholding in and standing as a member of the Company was subject to challenge in proceedings it had commenced by way of the BVI Claim (Claim No. BVIHCV (COM) 2022/0101);

(ii)

the Cayman Court determined that the 12 May Injunction is to be discharged (for the avoidance of doubt, this aspect of the Judgment, amongst others, will not come into effect until the various consequential matters are heard, a date for which has not yet been set, and the final Order of Court is perfected/ sealed. Therefore, as of the date of this report, the 12 May Injunction remains in place);

(iii)the Cayman Court ordered that the EGM Injunction continue until further Order;

(iv)

the Cayman Court adjourned the Company’s application for, among other things, a declaration that the Purported EGM has been invalidly convened and, further or alternatively, a declaration that all proceedings at the Purported EGM are invalid and any resolutions purported to be passed at the Purported EGM are of no effect, with liberty to apply; and

(v)

the Cayman Court dismissed the Company’s application for, among other things, a declaration that Section 99 of the Cayman Islands Companies Act (2022 Revision) does not apply to any disposition of the Company’s property and any transfer of shares made prior to the commencement of the Petition, and an order that the Company be permitted to effect the transactions contemplated in the Cellenkos Acquisition.

The Company cautions its shareholders and others that the Judgment, despite having been delivered, will not legally take effect until the various consequential matters, including applications for leave to appeal and/or a stay of execution pending appeal, are heard and the final Order of Court is perfected/ sealed. The Judgment provides that the final Order of Court “should, if necessary, take effect from the date it is perfected so as to preserve any appeal rights which might otherwise be affected”.

As of the date of this report, a date for any further hearing(s) has not been fixed and the final Order of Court has not been perfected. This means, among other things, that both the 12 May Injunction and the EGM Injunction still apply. There is also a possibility that the Judgment could still be revised until the final Order of Court is sealed.

Separately, on June 8, 2022, Blue Ocean issued a Writ of Summons (the “Writ”) in the Cayman Court against the Company, our current directors, and other parties in relation to the Cellenkos Acquisition. Among other things, Blue Ocean seeks: (i) a declaration that the Cellenkos Acquisition is void; (ii) equitable compensation against various defendants; (iii) rectification of the Company’s register of members; and (iv) declarations that certain defendants hold shares/ funds received as trustee of the Company on constructive trust.

Therefore, the Cellenkos Acquisition remains the subject of legal proceedings against, among others, the Company and the current Board of Directors. The ultimate resolution of these proceedings may have a material adverse impact on our business, financial condition, results of operations or cash flows. Failure to settle these proceedings or other unfavorable outcomes in these proceedings – including but not limited to the winding up of the Company, the appointment of joint official liquidators, or the appointment of joint provisional liquidators - could result in significant damages, additional penalties or other remedies imposed against the Company, our current or former directors or officers.

Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources. It could also result in our reputation being harmed and our stock price could decline as a result of allegations made in the course of the proceedings, regardless of the truthfulness of the allegations.

On May 20, 2022, Blue Ocean and Blue Ocean Creation Investment Hong Kong Limited filed the BVI Claim against GM Stem Cells in the High Court of Justice of the Virgin Islands (the “BVI Court”). Among other things, the BVI Claim concerns a “purported share charge allegedly executed by Blue Ocean in favour of GM Stem Cells over the shares in the Company” and seeks a declaration that “the purported Charge dated March 30, 2018 between Blue Ocean and GM Stem Cells in respect of the shares in the Company is invalid and of no legal effect”. The outcome of the BVI Claim may result in a change of control of the Company.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

●	changes in financial estimates or recommendation by securities research analysts;

●	restatements conforming to the applicable accounting standards;

●	conditions in the markets for cord blood banking service;

●	changes in the economic performance or market valuations of companies specializing in cord blood banking services;

●	announcements by us and our affiliates or our competitors of new products or services, acquisitions, strategic relationships, joint ventures or capital commitments;

●	changes in key supplier(s) or the shareholding of our key supplier(s);

●	addition or departure of our shareholders, senior management and key research and development personnel;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	material litigation or investigation of any kind;

●	changes in market or investors perception toward U.S.-listed Chinese companies;

●	change in controlling shareholder;

●	material adverse event in relation to controlling shareholder;

●	unfounded accusations by investors or non-investors about us or other U.S.-listed Chinese companies;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

●	merger, privatization or acquisition activity;

●	change in business strategy;

●	political tension or international policies between China and U.S. or any other countries;

●	regulations or policies against U.S.-listed Chinese companies;

●	sales or perceived potential sales of our ordinary shares or instruments convertible into ordinary shares;

●	the proposed transaction on entry into cell therapy market by acquiring Cellenkos and its products rights; and

●	proceedings and/or the notice of Petition filed by our largest shareholder concerning Cellenkos Acquisition and the proposed changes involved.

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

We have previously instituted changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We engaged external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues and may do so again in the future. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, strengthen our anti-corruption policy and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting and financial reporting under U.S. GAAP.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Although our Board of Directors declared a dividend with respect to the fiscal year ended March 31, 2018, future dividends, if any, will be at the discretion of our Board of Directors, subject to obtaining all relevant approvals, and will depend upon our results of operations, our cash flows, our financial condition, the payment of cash dividends from our subsidiaries to us, our capital needs, expansion and acquisition opportunities available, regulatory environment, future prospects and other factors that our directors may deem appropriate. You should refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distributions” in this report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

As a result of the Proposed Transaction or the Redomestication and the Share Exchange, we could be treated as a U.S. corporation for U.S. federal income tax purposes or subject to adverse U.S. federal income tax rules.

Under current U.S. federal income tax law, a corporation organized under the laws of the Cayman Islands is generally not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If, as a result of the Proposed Transaction or the Redomestication and the Share Exchange (as defined below under “Item 4. Information on the Company—A. History and Development of the Company”), we are treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, we would generally be subject to U.S. federal income tax on our worldwide income, and our dividends would be treated as dividends from a U.S. corporation and subject to U.S. withholding taxes on payments to non-U.S. Holders (“U.S. Holder” defined below in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”). Even if we are not treated as a U.S. corporation for U.S. federal income tax purposes, we and our shareholders may become subject to other adverse tax consequences pursuant to the “60% Inversion Rules” (as described under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Tax Residence of GCBC after the Proposed Transaction and the Redomestication and the Share Exchange”).

We do not believe that we are treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules, and we intend to take this position on our tax returns. We have not sought and will not seek any rulings from the IRS as to such tax treatment. There can be no assurance that a tax advisor, the IRS, or a court will agree with the position that we are not treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules. We are not representing to you that we will not be treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules are complex, unclear, and the subject of ongoing regulatory change. Our intended position is not free from doubt. For more information about the application of Section 7874 of the Code to us, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Tax Residence of GCBC after the Proposed Transaction and the Redomestication and the Share Exchange.”

There is a significant risk that we may be classified as a PFIC, which could result in adverse consequences to investors.

In general, we will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of our gross income for the taxable year is passive income or (ii) the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent. For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes.

Based on the composition of our income and assets and the trading price of our shares, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes for our 2022 fiscal year. Additionally, there is a significant risk that we will be a PFIC in our 2023 fiscal year and in the reasonably foreseeable future. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as the trading price of our shares and the valuation of our assets, including goodwill and other intangible assets, at the time. If it is determined we are a PFIC for any of our taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements.

U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Status.”

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands company registered by way of continuation in the Cayman Islands on June 30, 2009. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands.

GCBC, formerly known as CCBC, was formed through a business combination (the “Business Combination”), which involved the merger of Pantheon China Acquisition Corp. (“Pantheon”) with and into Pantheon Arizona Corp. (“Pantheon Arizona”), then a wholly owned subsidiary of Pantheon was formed for the purpose of effecting a merger, with Pantheon Arizona surviving the merger (the “Merger”) and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands (the “Redomestication”). Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of CCBS completed a share exchange with Pantheon Arizona, and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”). Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary. In connection with the Business Combination, we agreed to issue up to 9,000,000 ordinary share purchase warrants to our management pursuant to a warrant incentive scheme, subject to us achieving certain performance thresholds. Notwithstanding achievement of these thresholds, no warrants were ever issued, and on July 14, 2010 the scheme was cancelled.

CCBS was incorporated on January 17, 2008 under the Companies Act to become the direct holding company of CSC Holdings. At the time of the Business Combination, CCBS had two operating subsidiaries in China: an indirect 100.0% equity interest in Jiachenhong and an indirect 90.0% equity interest in Nuoya. Moreover, CCBS held an indirect 18.9% equity interest (i.e. 17,525,000 shares) in Cordlife.

Immediately following the Business Combination and the share exchange with CCBS’s remaining shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the CCBC management team owned 5.7% of CCBC’s issued shares.

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

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by other founding members through a company incorporated in the British Virgin Islands. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and other founding members in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells’ equity interest in CSC Holdings was reduced to 50.2%. Immediately after the Business Combination described above, GM Stem Cells owned 46.3% equity interest in CCBC.

The cord blood bank in Guangdong operated by Nuoya received its cord blood banking license in June 2006. In May 2007, CSC South, our subsidiary, completed the acquisition of Nuoya. At that time, CSC South, being 90% owned by us, was the sole shareholder of Nuoya.

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

In May 2010, we invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in Shandong province. The cord blood bank in Shandong operated by Qilu received its permission to commence operation from Shandong DOH in May 2009.

In June 2010, we entered into an agreement to underwrite the Cordlife’s rights issue which amounted to AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million. Prior to the restructuring of Cordlife, Cordlife was a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. After the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. After the restructuring of Cordlife, we held 24,366,666 shares in LFC; Cordlife Singapore was listed on the Singapore Exchange subsequently on March 29, 2012, and we held 24,366,666 shares in Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operated cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore later on acquired Stemlife, a Malaysia-based cord blood banking operator. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore. In February 2018, we disposed of all of our shares in LFC. As of March 31, 2022, we owned 25,516,666 shares, or approximately 10.0% equity interest, in Cordlife Singapore and our total investment cost in relation to Cordlife, Cordlife Singapore and LFC combined up to the date of this report amounted to RMB63.5 million (converted into RMB using the currency exchange rate as of March 31, 2022).

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

In December 2012, Favorable Fort, which indirectly owned a 24% equity interest in Qilu, entered into a shares purchase agreement with Cordlife Services, which owned a 17% equity interest in Favorable Fort, pursuant to which Favorable Fort agreed to repurchase 17% of its outstanding ordinary shares not already indirectly owned by CCBC from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction on February 7, 2013, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were granted in December 2014. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested and subsequently, no RSUs were issued and outstanding as of March 31, 2022.

On April 27, 2015, our Board of Directors received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for US$6.40 per ordinary share in cash in a “going private” transaction (the “GM Proposal”). On the same day, the Board of Directors formed a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who were not affiliated with Golden Meditech, to evaluate the GM Proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives. On April 13, 2017, the Board of Directors of the Company adopted the recommendation of the special committee to terminate any further evaluation and negotiation regarding the GM Proposal. In making its recommendation, the special committee took into account various factors including but not limited to the pending transaction between GM Stem Cells and Nanjing Ying Peng in relation to GM Stem Cells’s equity interest in the Company, Nanjing Ying Peng’s future plans regarding the Company after the acquisition is completed and the overall viability of the proposal. The special committee’s recommendation was unanimous and the adoption of its recommendation by the full Board of Directors of the Company was unanimous, with the then Chairman Mr. Yuen Kam (our former chairman and director before January 31, 2018) abstaining.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into a conditional sale and purchase agreement (the “GM Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng approximately 65% equity interest of the Company on a fully diluted basis (the “GM Sale Shares”) for RMB5.764 billion in cash. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ended December 31, 2016, 2017 and 2018. The transaction as contemplated under the GM Sale Agreement was consummated on January 31, 2018 and GM Stem Cells ceased to own any shares of the Company. Nanjing Ying Peng, via its subsidiary, became a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner, Mr. Ping Xu, was appointed as a director of the Board of Directors of the Company. Simultaneously, Mr. Yuen Kam resigned from his positions as chairman and director of the Board of Directors and as chairman and member of the Nominating and Corporate Governance Committee of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, chief executive officer of the Company, was appointed as the chairperson of the Board of Directors and the chairperson of the Nominating and Corporate Governance Committee. Mr. Mark D. Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating and Corporate Governance Committee.

On March 16, 2018, the shareholders approved the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” through an extraordinary general meeting to better reflect the future development direction and business strategy of the Company. The Company’s ordinary shares commenced trading under the new name on the NYSE with effect from March 22, 2018.

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.5 per ordinary share (the “CGL Proposal”). On June 5, 2019, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who were not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the special committee. In February 2020, Mr. Jacky Cheng joined the special committee as a member. In February 2021, our Board of Directors and the Board of Cordlife Singapore mutually agreed to discontinue any further discussions regarding the CGL Proposal.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof as defendants in connection with the CGL Proposal. The proceedings, captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), challenged the CGL Proposal and alleged, among other things, that the consideration to be paid in such proposal was inadequate, as was the process by which the proposal was being evaluated due to the alleged lack of independence of certain members of the special committee to evaluate the CGL Proposal. The proceedings sought, among other relief, to enjoin the defendants from consummating the CGL Proposal and to direct the defendants to revoke the appointment of such members of the special committee. The Company reviewed the allegations contained in the summons and believed they were without merit. The Company defended the litigation vigorously and filed an application to strike out the proceedings on January 20, 2021. In May 2021, the proceedings were dismissed by the Cayman Islands Grand Court with costs ordered in favor of the Company and the other defendant directors.

As of March 31, 2022, CCBS held an indirect 100.0% interest in each of Jiachenhong and Nuoya, and an indirect 90.0% interest in Lukou. In addition, CCBS held an indirect 10.0% (approximately) equity interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Our principal executive offices are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., and our telephone number at that location is +852 3605 8180. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our main website is http://www.globalcordbloodcorp.com. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures.

Recent Developments

On March 2, 2021, our Board of Directors received an unsolicited non-binding proposal letter from Alternate Ocean (the “Alternate Ocean Proposal”). Pursuant to the Alternate Ocean Proposal, acting on behalf of certain funds and/or entities that Alternate Ocean manages and/or advises, Alternate Ocean proposed to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions. Our Board of Directors has formed a special committee of independent directors who are not affiliated with Alternate Ocean to evaluate such proposal. The special committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Mark D. Chen serving as the chair of the special committee. In December 2021, our Board of Directors decided to reject the Alternate Ocean Proposal as the special committee and our Board of Directors believed such proposal in its original form fails to properly reflect the value of the Company and maximize shareholder value.

On April 29, 2022, GCBC entered into a series of stock purchase agreements, dated April 29, 2022 (collectively the “SPAs”) with the holders of approximately 95% of the outstanding shares of common stock of Cellenkos. The SPAs provide for the acquisition by the Company, directly and indirectly, of the equity securities of Cellenkos held by such holders, subject to the satisfaction or waiver of customary closing conditions set forth in the SPAs (including that neither Dr. Simrit Parmar nor Jackie Leong would have repudiated his or her employment agreement with the Company and/or Cellenkos), in exchange for an aggregate of approximately 65.7 million ordinary shares of the Company, and certain units of Cellenkos Holdings L.P. which may be redeemed upon the unit holders’ request with aggregate consideration of 36,112,267 ordinary shares of the Company on a fully diluted basis. On June 27, 2022, GCBC and the counterparties to each of the SPAs entered into an amendment thereto providing that the date by which the Cellenkos Acquisition shall have been consummated in order to avoid the terminability thereof by either of the parties shall be extended from June 28, 2022 to July 28, 2022.

Moreover, GCBC entered into a framework agreement dated April 29, 2022 (the “Framework Agreement”) with GM Precision Medicine (BVI) Limited (“GMPM BVI Company”). The consideration for the Equity Transfer and Assignment as defined in the Framework Agreement consists of approximately 12.4 million ordinary shares of the Company (the “Stage 1 Share Issue”) and US$664 million cash consideration (the “Stage 1 Payment”), each to be issued/paid to GMPM BVI Company and/or its designated person(s) in accordance with the Framework Agreement, with the purpose to provide the Company with the intellectual property (“Cellenkos Asia Rights”) and certain PRC laboratory assets that will be necessary to develop Cellenkos’ product candidates in the field of umbilical cord blood treatment for acute and chronic autoimmune diseases and inflammatory disorders in Asia.

The Stage 1 Payment and the Stage 1 Share Issue were completed on April 29, 2022 and May 4, 2022, respectively. As of the date of this report, GCBC acquired the Cellenkos Asia Rights and held an indirect 100% interest in Shanghai GM Life Bank Co., Ltd. and Shanghai GM Diagnosis Co., Ltd.

On May 6, 2022, the Company received the Petition filed by Blue Ocean in the Cayman Court. Among other things, the Petition seeks orders that: (i) the Company refrain from proceeding with the Cellenkos Acquisition; (ii) the Company amend and restate its Memorandum and Articles of Association; and (iii) the Company convene an extraordinary general meeting to propose the removal of its current Board of Directors and the appointment of alternative directors proposed by Blue Ocean. In the alternative, the Petition seeks an order for, among other things, the winding up of the Company. On May 16, 2022, the Litigation Steering Committee was formed to oppose the Petition and to bring such other actions to satisfactorily resolve the matter.

As of the date of this report, both the 12 May Injunction and the EGM Injunction still apply.

On June 8, 2022, Blue Ocean issued the Writ in the Cayman Court against the Company, our current directors, and other parties in relation to the Cellenkos Acquisition. Among other things, Blue Ocean seeks: (i) a declaration that the Cellenkos Acquisition is void; (ii) equitable compensation against various defendants; (iii) rectification of the Company’s register of members; and (iv) declarations that certain defendants hold shares/ funds received as trustee of the Company on constructive trust.

On May 20, 2022, Blue Ocean and Blue Ocean Creation Investment Hong Kong Limited filed the BVI Claim against GM Stem Cells in the BVI Court.

For further details, see “Item 3. Key Information—D. Risk Factors—Risks to Our Shareholders— Our largest shareholder filed a winding up petition with the Grand Court of the Cayman Islands, which, among other things, seeks to prevent our acquisition of Cellenkos, remove our current Board of Directors and effect related governance changes, a Writ of Summons which, among other things, seeks to unwind the Cellenkos Acquisition, and a claim against GM Stem Cells in the British Virgin Islands which, among other things, seeks a declaration that a share charge over its shares in the Company is invalid.”

B.	Business Overview

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood processing and storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. Currently, the PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced the New Policy. Under the New Policy, the LHCs are allowed to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide.

Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong and Zhejiang. We also have a 24.0% equity interest in Qilu (our controlling shareholder owns the remaining 76.0% equity interest), the operator of the exclusive licensed cord blood bank in Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions, namely Beijing, Guangdong and Zhejiang, was estimated to be over 1.8 million in 2020, accounting for approximately 49% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2021. We believe our leading market position and track record of growing our subscriber base positions us well to continue to expand our presence in China. According to the China Statistical Yearbook 2021, the nation had a newborn population of over 12.0 million in 2020; and according to the CIA World Factbook, China is estimated to have the second largest newborn population in the world in 2022. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population in 2020. The estimated penetration rate in our operating regions was approximately 4%, 4% and 4% for the fiscal years ended March 31, 2019, 2020 and 2021 (based on the number of new subscriber sign-ups for the fiscal years ended March 31, 2019, 2020 and 2021 divided by the number of newborns of calendar years ended December 31, 2018, 2019 and 2020 according to the China Statistical Yearbook). We expect that the demand for cord blood banking services will continue to grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are also a significant shareholder with a 10.0% (approximately) equity interest (as of March 31, 2022) in Cordlife Singapore, which is listed on the Singapore Exchange and operates cord blood banking businesses in Singapore, Hong Kong, Indonesia, India, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam). Such strategic positioning provides us with the exposure and insight into attractive developing markets such as India, Indonesia, Malaysia and the Philippines, and strategic presence in relatively mature markets such as Singapore and Hong Kong respectively.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 766-person sales team has direct access to expectant parents through collaboration with 434 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with some local government family planning agencies and medical institutions and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base has grown from 23,322 in March 2007 to 970,375 in March 2022.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have an initial contract period of 18 years. Effective from April 1, 2021, we provide further storage service with a contact period for 10 or 20 years to subscribers who completed the first 18-year contract period. The contracts can be terminated early by the parents at each anniversary of the contract. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2022, storage fee revenues represented 43.3% of our total revenues.

We recorded revenues and net income of RMB1,243.3 million (US$196.1 million) and RMB509.5 million (US$80.4 million), respectively, during our fiscal year ended March 31, 2022.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence. We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing, Guangdong and Zhejiang, and an investment in Shandong. As of the date of this report, only seven licenses have been authorized in China, and we are the only operator with multiple licensed cord blood banks in China. Amongst cord blood banking operators in China, we have the longest history of delivering cord blood banking services and have established strong brand recognition in delivering quality cord blood banking services, which has allowed us to grow our subscriber base from 23,322 in March 2007 to 970,375 in March 2022. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On November 29, 2019, the NHC announced the New Policy. Under the New Policy, the LHCs are allowed to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide.

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

Extensive Hospital Network. We provide our services through collaboration with 434 hospitals in Beijing, Guangdong and Zhejiang. Our extensive hospital network provides us with a platform for performing cord blood collection services and allows our 766-person sales force to have direct access to expectant parents. Our focus on building an extensive hospital network by collaborating with hospitals has also contributed to our successful growth. We expect the number of our collaborating hospitals to increase over time, which will help us further penetrate the markets we currently serve.

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

Further Penetrate Existing Markets. We plan to further increase cord blood banking penetration in our existing markets by broadening our hospital network, expanding our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of collaboration with hospitals and aggregate subscriber base to 434 hospitals and 970,375 subscribers as of March 31, 2022. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire the Right to Operate Additional Cord Blood Banks and Invest in Other Cord Blood Banks in China. We intend to acquire the right to operate additional cord blood banks and invest in other cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and potential license applicants. We successfully completed the acquisition of a 90% ownership stake in Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007. We further increased our equity interest in Nuoya and it became our wholly owned subsidiary in November 2012. In May 2010, we acquired 19.9% equity interest in Qilu, which operates the Shandong Cord Blood Bank. We further increased our equity interest in Qilu to 24.0% in February 2013. During the year ended March 31, 2011, we established a 90% owned subsidiary, Lukou, which exclusively operates the licensed cord blood bank in Zhejiang province. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and potential applicants.

Expand Overseas Presence. We believe there are significant opportunities to expand our cord blood banking services into other attractive markets. We own approximately 10.0% equity interest in Cordlife Singapore (as of March 31, 2022) which is listed on the Singapore Exchange. Cordlife Singapore is the leading cord blood banking operators in Asia, with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam), countries or regions with approximately 54,000, 59,000, 23.4 million, 4.2 million, 0.5 million and 2.6 million estimated annual births in 2022, respectively, according to the CIA World Factbook. We plan to leverage and further enhance our collaboration with Cordlife Singapore, as Cordlife Singapore gives us the exposure and knowledge about the Southeast Asia market. Additionally, we will continue to identify overseas opportunities and gradually expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a multi regions operator.

Expand Service Portfolio. Over the years, we had provided cord blood banking services to numerous parents in Beijing, Guangdong and Zhejiang. As of March 31, 2022, our accumulated subscriber base has reached 970,375 subscribers. Our subscriber base together with our extensive hospital network positioned us well and gave us a competitive advantage to commercialize other healthcare services in our respective markets. We intend to seek expansion and diversification opportunities by bringing in additional healthcare and therapeutic related services in order to better serve our existing and future subscribers’ medical needs. We intend to diversify our revenue stream by providing additional healthcare and therapeutic related services, which will potentially improve our revenue per subscriber.

Our Revenue Model

The payment for our services consists of processing fees payable at the time of subscription or in certain circumstances by installments, depending on the payment option elected by subscribers, and storage fees payable by our subscribers by a lump sum payment at the time of subscription or on an annual basis for as long as the contracts remain effective. For further information of our various payment options, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Payment Methods for Subscribers.” Our payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash inflow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenue from the fees we charge in providing matching units we collect from public donors to the hospitals for patients who are in need of transplants.

Our cost of revenues consists of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities, technical consulting fee for advisory services in relation to our operations and amortization of our operating rights in Guangdong and Zhejiang provinces. Variable costs primarily relate to labor and raw materials consumption. For the years ended March 31, 2020, 2021 and 2022, depreciation expenses, our most significant fixed cost, accounted for 15.3%, 16.0% and 15.6%, respectively, of our cost of revenues. For the years ended March 31, 2020, 2021 and 2022, technical consulting fee accounted for 3.2%, 3.5% and 3.6%, respectively, of our cost of revenues, and amortization expenses accounted for 2.4%, 2.6% and 2.5%, respectively, of our cost of revenues.

Our Cord Blood Banking Services

Our cord blood banking operations primarily consist of our subscription services, which involve the preservation of cord blood for the new born as a precautionary healthcare measure for the benefit of the children and other family members. Our subscription services accounted for 99.2%, 98.9% and 99.0% of our revenues for the years ended March 31, 2020, 2021 and 2022, respectively.

We have developed hospital networks by entering into collaborative agreements with hospitals located in Beijing, Guangdong and Zhejiang, where we operate licensed cord blood banks. Our collaborating hospitals collect the cord blood of the newborns of our subscribers and we reimburse them handling fees for the collection services performed.

Our subscribers are required to enter into a subscription contract with us prior to the birth of their children. The contract provides for the collection of cord blood from their newborns at one of our collaborating hospitals and preservation of the cord blood for an initial storage period of up to 18 years.

Prior to January 1, 2008, we offered our subscribers three payment options: (1) payment of a one-time processing fee of RMB5,000 and a storage fee of approximately RMB500 payable each year for a period up to 18 years; (2) payment of a one-time processing fee of RMB5,000 and an annual storage fee of approximately RMB400 in one lump sum; and (3) payment of a processing fee at an installment of RMB1,100 at the time of subscription and an annual installment of RMB300 payable each year at each anniversary of the subscription, in which case our subscribers pay an additional amount of RMB1,200 compared to payment options one and two, as well as payment of the storage fee of approximately RMB500 payable each year for a period up to 18 years. Between January 1, 2008 and January 31, 2009, we suspended payment option two to our subscribers while we continued to offer payment options one and three to our subscribers. Starting from February 1, 2009, subscribers can choose to make an upfront payment for 18 years of storage fees at an annual storage fee of approximately RMB500, together with the one-time processing fee of RMB5,000. On April 1, 2011, we increased such processing fee to RMB5,800.

Effective from April 1, 2011, subscribers in Beijing who choose payment option two will pay a one-time processing fee of RMB5,800 and an upfront payment for 18 years of storage fees (approximately RMB500 x 18). Effective from April 1, 2011, subscribers in Guangdong who choose payment option two will pay an upfront payment for 18 years of storage fees (approximately RMB500 x 18) and a one-time processing fee of RMB4,640.

Also, effective from April 1, 2011, subscribers in Beijing who choose payment option three will pay an initial payment of RMB1,250 at the signing of the contract and an annual payment of RMB350 each year starting from the second year until the end of the eighteenth year. Subscribers in Guangdong who choose payment option three between April 1, 2011 and June 30, 2011, will pay the processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively. From July 1, 2011 onward, subscribers in Guangdong who choose to pay processing fee by installments (payment option three) will make an initial payment of RMB1,460, followed by four annual payments of RMB1,210 each. Subscribers in Beijing and Guangdong choosing this option will also need to pay the storage fee which is approximately RMB500 per annum for a period of 18 years.

Effective from April 1, 2013 in Guangdong and Zhejiang, and from May 1, 2013 in Beijing, the one-time processing fee and annual storage fee are increased to RMB6,800 and approximately RMB860, respectively. Subscribers who choose payment option two will pay a one-time processing fee of RMB6,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18).

Effective from May 1, 2013, subscribers in Beijing who choose payment option three will pay a one-time processing fee of RMB6,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,380 each year.

Payment option three was not offered to subscribers in Guangdong from April 1, 2013 to June 30, 2013. Effective from July 1, 2013, subscribers in Guangdong who choose payment option three will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year. An annual storage fee of approximately RMB860 is payable for a period up to 18 years.

Starting from January 1, 2014, the annual storage fee payable by subscribers in Beijing who elected payment option one or three prior to May 1, 2013 increased by RMB35 or to approximately RMB535.

Payment option three was not offered to subscribers in Zhejiang before August 1, 2018. Effective from August 1, 2018, subscribers in Zhejiang who choose payment option three will pay an initial payment of RMB1,900 at the signing of the contract and annual payment of RMB850 each year starting from second year until the end of the eighth year. An annual storage fee of approximately RMB860 is payable for a period up to 18 years.

Effective from April 1, 2019, the one-time processing fee is increased to RMB9,800 from RMB6,800 (in order to absorb rising costs associated with the Company’s technology and service advancements and to properly position the Company’s services among its peers in China) with annual storage fee remains approximately RMB860 payable each year for a period up to 18 years. Subscribers in Beijing who choose payment option two will pay a one-time processing fee of RMB9,800 and an upfront payment for 18 years of storage fees (approximately RMB602 x 18). Subscribers in Guangdong and Zhejiang who choose payment option two will pay a one-time processing fee of RMB9,800 and an upfront payment for 18 years of storage fees (approximately RMB436 x 18). Subscribers in Beijing who choose payment option three will pay a one-time processing fee of RMB9,800 in two equal installments, with one payment at the time of subscription and the other at the second year of the subscription. The storage fee will be paid commencing on the third year of subscription in subsequent four yearly installments of RMB3,440 each year. Subscribers in Guangdong and Zhejiang who choose payment option three will pay a processing fee of RMB9,800 in ten equal installments (annual payment of RMB980 from the first year to the tenth year), and an annual storage fee of approximately RMB860 for a period of up to 18 years. Starting from July 1, 2019, subscribers in Guangdong and Zhejiang who choose payment option three may also pay an initial payment of RMB5,800 at the signing of the contract, RMB3,000 in the second year and RMB1,000 at the third year, and an annual storage fee of approximately RMB860 for a period of up to 18 years.

Effective from April 1, 2021, we provide further storage service with a contract period for 10 or 20 years to subscribers who completed the first 18-year contract period. Subscribers in Beijing can choose to pay an upfront payment for 10-year storages fees (RMB860 x 10) or an upfront payment for 20-year storage fees (RMB860 x 20).

In response to changing market dynamics, we do offer some special promotion or discount to subscribers from time to time.

In addition, we offer recurring subscribers, medical practitioners, including doctors, nurses or other medical professionals, our services at a discount from time to time. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Average Revenue per Subscriber.” We offer one-stop-shop services for our subscribers. Following the signing of the subscription contract, we notify the collaborating hospital chosen by our subscriber so that the hospital can arrange for one of its certified medical practitioners to collect the cord blood of the newborns of our subscribers. The cord blood collected is then transported to our facilities for testing, processing and storage. We act as the custodian of the cord blood stored at our facilities during the term of the subscription contract.

Our remaining revenues are derived from matching services we provide and the matching cord blood unit we deliver to the hospitals for patients who are in need of transplants. These services accounted for 0.8%, 1.1% and 1.0% of our revenues for the years ended March 31, 2020, 2021 and 2022, respectively.

We accept and preserve cord blood units donated by the general public and have created a database containing information of the human leukocyte antigen profiles and characteristics of the donors on an anonymous basis. We require our donors to deliver their newborns at one of our collaborating hospitals. Another source of donations in the future may be the cord blood of the newborns of our former subscribers who cease subscription for our services at the end of the contract period and the cord blood units stored by our subscribers who fail to pay. We require our employees to fully inform all prospective subscribers of our policy of releasing cord blood units to our cord blood inventory in such circumstances, and our subscribers are required to give their consent to this policy when subscribing for our storage services. In the opinion of our PRC counsel, Commerce & Finance Law Offices, a consent of this nature is valid and enforceable under PRC law. Based on information available to us, treating cord blood units abandoned by former subscribers and releasing such units to cord blood bank inventory available to patients in need of transplants is a common practice followed by cord blood banking operators in China.

We search, upon request, for possible matches among the donated cord blood units stored in our cord blood banks and provide one or more matching units to the hospitals for patients who are in need of transplant. We also entered into a memorandum of understanding regarding the collaboration with Cordlife Singapore in which Cordlife Singapore, on behalf of its patients who are in need of cord blood stem cell therapy, can facilitate the process by providing relevant information to us, and we will perform searches for possible matching units among our donated cord blood samples in the PRC. For patients who reside in the PRC, we may seek Cordlife Singapore’s assistance or contacts to source possible cord blood unit matches in the relevant public cord blood registries in the regions such as Hong Kong, Singapore, Malaysia, India, Indonesia and the Philippines. Further, Jiachenhong is affiliated with AsiaCORD, an international organization for cord blood banking operators in Asia and also works with other cord blood banks to promote the usage of donated cord blood units. Up to the date of this report, there has been no shipment of cord blood units derived from this collaboration.

We charge a fee that reflects the costs of our matching services provided and the matching units delivered, as well as for the units used in supplementary therapies. We generally charge a fee of RMB15,000 for providing one matching unit in a cord blood transplant or providing one cord blood unit for supplementary therapies. For the years ended March 31, 2020, 2021 and 2022, the number of successful matches found for cord blood transplants among the cord blood units donated by the public and stored at our facilities were 461, 584 and 563, respectively. In addition, during the years ended March 31, 2020, 2021 and 2022, there were 217, 235 and 173 donated units, respectively, used in supplementary therapies and/or supply to research institutions.

The following tables set forth, for the dates and periods indicated, certain information relating to our cord blood banking services in Beijing, Guangdong and Zhejiang:

	For the year ended March 31,
	2022	2021	2020
New subscriber sign-ups	74,243	72,150	84,296
Subscriber units used in medical treatments	96	105	55
New subscriber sign-ups (net)(3)	74,147	72,045	84,241

New donations accepted	5,073	5,795	6,016
Donated units used in matching services	736	819	678
New donations accepted (net)	4,337	4,976	5,338

Total	78,484	77,021	89,579

Subscription service contracts terminated due to remote recoverability(3)	4,548	3,702	1,420

Subscription service contracts that expired(3)	661	—	—

	As of March 31,
	2022	2021	2020
Units deposited by subscribers (2)(3)(4)	970,375	901,437	833,094
Units contributed by donors (1)(3)	90,141	82,138	74,060
Total (1)(2)(4)	1,060,516	983,575	907,154
(1)	Excludes the matching units used during the relevant periods.

(2)

As of March 31, 2020, 2021 and 2022, includes 57,498, 59,519 and 60,313, subscribers respectively, from whom we have ceased to recognize storage fee revenue as we determined that it is not probable that we will collect substantially all of the expected consideration from those subscribers based on reassessment.

(3)

During the years ended March 31, 2020, 2021 and 2022, 84,241, 72,045 and 74,147 new subscribers were recruited and 5,338, 4,976 and 4,337 new donations were accepted. During the years ended March 31, 2020, 2021 and 2022, the Company determined that the recoverability of 1,420, 3,702 and 4,548 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 1,420, 3,102 and 3,666 prior private cord blood units for the year ended March 31, 2020, 2021 and 2022 respectively were treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. During the year ended March 31, 2022, 661 subscription service contracts expired. Hence, the units deposited by subscribers and units contributed by donors were 833,094 and 74,060, respectively, as of March 31, 2020, and 901,437 and 82,138, respectively, as of March 31, 2021, and 970,375 and 90,141, respectively, as of March 31, 2022.

(4)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees, and excludes subscriber units used in medical treatments.

The tables below indicate the number of donated units matched during each of the last three fiscal years and the accumulated number of matches using donated units as of the end of each such fiscal year:

Units
Donated units used during the year ended March 31, 2020	678
Donated units used during the year ended March 31, 2021	819
Donated units used during the year ended March 31, 2022	736

Units
Accumulated number of matches as of March 31, 2020	3,859
Accumulated number of matches as of March 31, 2021	4,678
Accumulated number of matches as of March 31, 2022	5,414

Preservation of Cord Blood

Preservation of cord blood consists of the following major steps:

●	Collection. Our subscribers and donors must give birth to their newborns at one of our collaborating hospitals in order to use our services. We communicate with the hospital to arrange for a certified medical practitioner to work on the case. When our subscribers or donors give birth to the newborn, the practitioner clamps the newborn’s umbilical cord at birth and drains the blood from the cord into specialized container. Although we are not responsible for the collection, we provide a kit that contains the medical apparatus necessary for the collection procedure.

●	Transportation. After collection, the cord blood is transferred to our cord blood bank within 24 hours in specialized containers where temperature changes can be controlled. If necessary, the cord blood retrieved is stored in a designated refrigeration unit at the maternity ward in the hospital prior to our arrival. We have a team of transportation specialists responsible for the delivery of cord blood units from our collaborating hospitals to our facilities in special containers to ensure the viability of the hematopoietic stem cells during transit. Each cord blood unit is assigned a barcode so that it can be tracked easily throughout processing, storage and restoration.

●	Processing. Cord blood undergoes processing and separation procedures which ultimately extract the hematopoietic stem cells for subsequent storage. At this stage, cell counts are conducted twice to calculate the cell recovery rate and the amount of nucleated cell, so as to ensure the quality requirements are met.

●	Testing. We conduct several tests on the cord blood unit to retrieve information that will be essential to its future use in a transplant. Such information includes volume of cord blood collected, number and viability of nucleated cells, sterility, blood type and density of hematopoietic stem cells, commonly known as cell count. We also test the maternal blood sample for infectious diseases, viruses and bacteria.

●	Storage. After processing and testing, we freeze the cord blood unit in a controlled manner and store the unit using liquid nitrogen. The liquid-nitrogen storage freezer in which the hematopoietic stem cells are stored after their initial processing is equipped with a thermostatic control to ensure storage at minus 196 degrees Celsius. The entire processing and storage of hematopoietic stem cells at our cord blood bank is documented and closely monitored to ensure the integrity of all cord blood units and the veracity of all data.

Sales and Marketing

As of March 31, 2022, our total sales force (including after sales support) consists of 766 employees. Their compensation consists of base salary and performance-based bonus assessed on a monthly and quarterly basis. Newly hired sales staffs are required to successfully complete an intensive orientation training lasting for more than two months before approaching target subscribers. They are required to attend continuous on-the-job training and pass periodic performance evaluation.

Our hospital networks offer us the platforms where a significant portion of our sales and marketing activities are undertaken. We have established collaborative relationships with 434 hospitals in Beijing, Guangdong and Zhejiang as of March 31, 2022.

A significant portion of our sales and marketing initiatives are targeted at educating expectant parents on the benefits of cord blood banking services. Our sales and marketing force gives thought to the input and comments they receive from prospective subscribers in promoting our services. Our sales and marketing activities consist primarily of the following:

●	Activities targeting prospective parents. We maintain our hospital networks which consist of 434 hospitals in Beijing, Guangdong and Zhejiang. We assign consultants to each hospital with which we collaborate, and the consultant oversees our sales initiatives and directly interacts with the prospective subscribers in that hospital. The arrangement enables us to interact directly with expectant parents, distribute promotional leaflets and marketing materials to expectant parents and their family members, and set up information booths at designated areas where members of our sales team can interact with potential subscribers and answer questions. We also work with various institutions or hospitals to organize pre-natal classes and other events for expectant parents.

●	Education of the medical community. To increase public awareness of the benefits associated with cord blood banking services, we educate obstetricians, childbirth educators, and hospitals on the benefits of cord blood preservation and offer educational seminars at our premises.

●	Advertising efforts. Cord blood banking as a precautionary healthcare measure is a relatively new concept in China. Most people are not aware of the medical benefits that hematopoietic stem cells offer for the child as well as the family. We attempt to inform and educate our potential subscribers about these benefits through distributing such information via government agencies whenever possible. To broaden the reach of our services to our target population, we advertise on billboards at hospitals and community centers, publish articles in newspapers, social media and publications, and sponsor government campaigns concerning personal healthcare awareness, such as conferences concerning the medical application of cord blood technology.

Raw Material Supplies

We require collection kits, liquid nitrogen and test reagents for our operations. Materials and supplies used in our cord blood banking business are mainly from the United States and China. We periodically evaluate our terms with our existing raw material suppliers to determine whether we should seek potential suppliers with more favorable commercial terms. However, certain materials or supplies may only be sourced from a few suppliers in the United States and China. To date, we have not encountered any material shortage that has a material adverse effect on our business.

To the extent possible, it is our policy to maintain more than one vendor for major raw materials and consumables supplies in order to diversify our supply source. A significant portion of our raw materials and consumables, however, have been sourced from a few major suppliers. The following are purchases from suppliers that individually contributed 10% or more of our gross purchases for the periods indicated:

	For the year ended March 31,
	2022			2021		2020
	US$	RMB	%	RMB	%	RMB	%

	(in thousands except for percentages)
Beijing Jingjing Jiahong Medical Equipment Co., Ltd. (1)(2)	—	—	—	28,892	38	29,960	32
Guangzhou Paper Biotech Company Limited (3)	1,398	8,864	11	—	—	—	—
China Bright Group Co. Limited (1)	3,725	23,613	30	12,011	16	12,811	14
Total	5,123	32,477	41	40,903	54	42,771	46
(1)	An affiliate of Golden Meditech and it’s a related party for the Group.

(2)	The purchases from Beijing Jingjing Jiahong Medical Equipment Co., Ltd. were less than 10% of our gross purchases for the year ended March 31, 2022.

(3)	The purchases from Guangzhou Paper Biotech Company Limited were less than 10% of our gross purchases for the years ended March 31, 2020 and 2021.

Cord blood collection services are performed in the same hospitals where our new subscribers give birth. Historically, a significant portion of our cord blood collection services have been performed through a limited number of hospitals but we are increasing the number of hospitals as our operation expands to multiple regions in China. For the year ended March 31, 2022, the top hospital accounted for approximately 2.5% of the total number of cord blood collection procedures performed for our subscribers.

Facilities

As of March 31, 2022, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, testing processes and results for every cord blood unit that come through. The system also keeps real-time record of storage movement within cord blood facilities, handles billing matters and tracks customer hotline interactions.

Quality Assurance

Our cord blood banking operations in Beijing, Guangdong and Zhejiang have been accredited with GB/T19001 (equivalent to ISO-9001), which is the national standards for quality control in China. Our Beijing Cord Blood Bank, Guangdong Cord Blood Bank and Zhejiang Cord Blood Bank also received the AABB Accreditation with regard to cord blood processing and storage services. Our laboratories in Beijing, Guangdong and Zhejiang comply with the Good Laboratory Practice issued by the National Medical Products Administration, or “GLP”, standards.

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

We are responsible for quality assurance in connection with our cord blood banking services. In the event that the cord blood stored at our banks are found to be unfit for use in a transplant due to our mishandling or other fault or errors attributable to us, we have agreed under our subscription contract to compensate the subscriber in an amount equal to twice the fees paid by the subscriber. We have procured insurance to cover this liability. See “— Insurance.”

Competition

To date, only seven cord blood banking licenses have been issued by PRC government authorities. We are the operator of the sole licensed cord blood bank in Beijing, Guangdong and Zhejiang. We also have an investment of a 24.0% equity interest in Qilu, the exclusive cord blood banking operator in Shandong province (our controlling shareholder controls a 76.0% equity interest in Qilu). The operators of the other three licensed cord blood banks are Vcanbio Cell & Gene Engineering Corp., Ltd. in Tianjin, Shanghai Stem Cell Technology Co., Ltd. in Shanghai and Sichuan Neo-life Stem Cell Biotech Inc. in Sichuan. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and will not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. The NHC has been following a “one license per region” policy, which precludes more than one cord blood banking licensee from operating in the same region, and on the other hand, issued the New Policy in November 2019 to allow relevant LHCs to approve cord blood banking licenses in 18 pilot FTZs. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide.

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

Employees

As of March 31, 2020, 2021 and 2022, we had 1,260, 1,215 and 1,202 full-time employees, respectively. The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2022:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	172	402	192
Laboratory function	56	112	42
Management and administration	87	89	50
Total	315	603	284

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

Insurance

Currently, we maintain insurance coverage of RMB50.0 million (US$7.9 million) to cover our liabilities arising from collection, testing and processing of cord blood units and an additional RMB450.2 million (US$71.0 million) in aggregate to cover liabilities arising from storage of donated cord blood units in Beijing, Guangdong and Zhejiang. We also maintain property insurance policies for facilities, machinery and office equipment for our Beijing, Guangdong and Zhejiang operations to cover damages from accidents. However, we do not maintain any property insurance policies covering losses due to earthquake and other disasters, nor do we maintain business interruption or cybersecurity related insurance. Under our insurance policies, the insurance company will provide reimbursement if any cord blood unit of a subscriber is destroyed or unfit to use due to our mishandling; provided, however, the payments to which we are entitled in each incident are limited to RMB200,000 (US$31,549) per person and RMB10.0 million (US$1.6 million) in the aggregate.

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

We believe our insurance coverage is consistent with typical industry practices. However, our business and prospects could nonetheless be adversely affected in the event our insurance coverage is insufficient to cover our losses. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.”

Intellectual Property

We consider our trademark critical to the success of our business. In this regard, we have completed the trademark registration process and have been licensed by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China (which had been reorganized as the Trademark Office of National Intellectual Property Administration since March 2018) to use our trademarks. As of the date of issuance of this report, we had 86 registered trademarks. We also recognize the need to protect our trademark and will continue to take commercially viable steps to enforce our trademark rights against potential infringers.

We acquired certain patents relating to the use of cord blood stem cells in medical treatments. We do not have registered patents for the technologies we use for cord blood collection, testing, processing or storage. These technologies are not trade secrets and are not subject to regulation by administrative laws in China. We are not involved in or threatened with any material claim for infringement of any intellectual property right, either as a claimant or a respondent.

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

Research and Development

We have conducted internal research and development activities mainly to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation. Research and development expense incurred during the years ended March 31, 2020, 2021 and 2022 amounted to RMB21.1 million, RMB23.8 million and RMB22.3 million (US$3.5 million), respectively.

Cooperation with Peking University People’s Hospital

In June 2006, Jiachenhong entered into a cooperation agreement on an exclusive basis with Peking University People’s Hospital (“PEKU”) for a term of 20 years. PEKU would assist Jiachenhong to promote the subscription of cord blood banking services to expectant parents at the hospital, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected and provide technical and consulting services to Jiachenhong. In return, PEKU was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. The annual advisory fee was increased to RMB2.6 million since October 2013. In September 2017, Jiachenhong and PEKU renewed the cooperation agreement for a term of 4 years commencing in September 2017. In return for the technical consultancy services provided, PEKU is entitled to an annual advisory fee of RMB3.0 million. In November 2021, Jiachenhong and PEKU renewed the cooperation agreement for a term of four years with the annual advisory fee increased to RMB3.5 million (US$0.6 million) since November 2021.

Cooperation with Guangdong Women and Children’s Hospital and Health Institute

In November 2009, Nuoya entered into a cooperation agreement on an exclusive basis with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years. GWCH would assist Nuoya to establish distribution networks at the hospital to promote the subscription of cord blood banking services to expectant parents, provide assistance in examining hereditary diseases, monitor the quality control of the cord blood units collected, provide technical and consulting services to Nuoya. In return, GWCH was entitled to an annual advisory fee of RMB2.0 million for providing technical consultancy services. In February 2014, Nuoya and GWCH entered into a supplementary agreement pursuant to which the annual advisory fee increased to RMB3.2 million commencing in October 2013. In April 2020, Nuoya and GWCH entered into the second supplementary agreement pursuant to which the annual advisory fee increased to RMB3.6 million (US$0.6 million) commencing in April 2020.

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

Investments in LFC and Cordlife Singapore (Cordlife before the restructuring on June 30, 2011)

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involves a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, the Company disposed of all of its shares in LFC. As of March 31, 2022, we owned 25,516,666 shares in Cordlife Singapore, which represents approximately 10.0% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2022. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income. Decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB13.2 million and RMB20.4 million (US$3.2 million) for the years ended March 31, 2020 and 2022, respectively, and an increase in fair value of equity investments of RMB25.4 million for the year ended March 31, 2021, were recorded as other expenses and income through net income.

Investment in Qilu

We invested in a 19.9% equity interest in Qilu, the exclusive cord blood banking operator in Shandong province for a cash consideration of approximately US$20.5 million in May 2010. In December 2012, Favorable Fort, which indirectly owned a 24% equity interest in Qilu, entered into a shares purchase agreement with Cordlife Services, which owned a 17% equity interest in Favorable Fort, pursuant to which Favorable Fort agreed to repurchase the 17.0% of its outstanding ordinary shares not indirectly owned by GCBC from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction in February 2013, Favorable Fort became an indirect wholly owned subsidiary of GCBC and GCBC’s effective equity interest in Qilu increased from 19.9% to 24.0% (76.0% owned by our controlling shareholder). Pursuant to the memorandum of Qilu, existing shareholders are entitled to the right of first refusal on future transfers of Qilu equity interest. We do not have any representation on the Board of Directors of Qilu and do not have control or significant influence over Qilu both before and after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, but recognize the investment at cost minus impairment losses, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu as of March 31, 2021 and 2022. Qilu operates in Shandong province. Based on China Statistical Yearbook 2021, over 0.8 million babies were born within Shandong province during 2020.

Investment in Lukou

In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, and acquired the right to operate the cord blood bank in Zhejiang province for a cash consideration of US$12.5 million during the year ended March 31, 2011. Lukou is 90% owned by us and is the exclusive cord blood banking operator in Zhejiang province to provide cord blood stem cells collection and storage services for expectant parents as well as preserving cord blood units donated by the public.

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

Due to the ability to develop into different cell types in the human body, stem cells can potentially be used to treat a wide range of diseases. Compared with approximately 210 major types of differentiated cells, the major types of stem cells in the human body include:

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

According to the CIA World Factbook, the population of the world has been estimated to be over 7.9 billion in July 2022 and the annual number of newborns is estimated to be approximately 143.1 million worldwide. The CIA World Factbook projects that the population and number of newborns worldwide will continue to grow.

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

Current Market Conditions

According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China has been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide. For further information of the New Policy and the 2021 Policy, please refer to “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

Drivers for Future Growth

Future demand for the cord blood banking industry in China is expected to be driven mainly by the following factors:

●	Large number of newborns. According to the China Statistical Yearbook 2021, China had a population of over 1.4 billion persons and over 12.0 million newborns as of and for the year ended December 31, 2020. The large number of newborns in China provides substantial potential for cord blood banking operators in China to grow their subscriber base. Even a single region in China can have a very significant population. Guangdong, with a population of over 126 million people in 2020, has a larger population than many countries in the world, and there are two other regions in China of similar size and even Beijing has a sizable population of over 21 million at the end of 2020.

●	Growth in GDP and urban disposable income and increasing focus on healthcare. According to the China Statistical Yearbook 2021, GDP per capita in China grew by 10.0%, 6.9% and 2.7% in 2018, 2019 and 2020, respectively. As average disposable income still grows, families are likely to spend an increased proportion of their disposable income on healthcare, including subscriptions for cord blood banking services. According to the China Statistical Yearbook 2021, China’s healthcare expenditures grew from RMB458.7 billion in 2000 to RMB7,217.5 billion in 2020.

●	Increasing public awareness of the benefits associated with cord blood banking services. Operators of cord blood banks in China focus their sales and marketing efforts in hospitals and pre-natal clinics to increase the public awareness of the benefits associated with cord blood banking by providing potential customers education on cord blood banking procedures and potential benefits. Continuous customer education, increased subscriber base and expanded sales and marketing networks enable the operators to tap into a potentially sizeable market with increased penetration rates and enlarged subscriber base.

●	Additional diseases that stem cells can be used to treat. Based on publicly available information, cord blood stem cells can be used to treat approximately 80 types of diseases. As stem cell therapy continues to develop in China and elsewhere in the world, medical practitioners are likely to continue to discover additional diseases that can be treated by stem cell therapies.

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

Since the cord blood banking business is relatively new in China and the regulation of this industry is a new subject for the NHC, current PRC laws and regulations on this subject, including the Measures, principally regulate donation of cord blood units by the public and the collection and supply of such units. Current PRC laws and regulations fail to provide a clear, consistent and well-developed regulatory framework for the provision of fee-based commercial cord blood banking services. This presents uncertainties and risks regarding fee-based commercial cord blood banking services in China, including our business, as further described below.

The Measures define a blood station as a non-profit public-welfare health institution that collects and supplies blood for clinical use. Neither collection nor supply of cord blood from donors may be conducted for the purpose of making a profit. The purchase and sale of donors’ cord blood is also prohibited. The Measures prohibit anyone from collecting or providing cord blood without a valid blood station license. The Measures also state that the government shall not approve a for-profit blood bank. The Measures do not define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”. Since the effectiveness of the Measures, all of our cord blood banks have obtained blood station licenses from their local DOHs/LHFPCs/LHCs. The Guangdong Cord Blood Bank operated by our subsidiary Nuoya obtained its blood station license from the Guangdong DOH in June 2006. The Zhejiang Cord Blood Banking license was endorsed by Zhejiang DOH in September 2010. The Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, which first obtained a cord blood banking license under the Provisional Cord Blood Bank Establishment and Operation Guidelines in 2002 and then extended that license several times during the course of 2005 and 2006, obtained its blood station license from the Beijing DOH in June 2007. All of our cord blood banks clearly stated to the health authorities as part of their license applications that their businesses combined subscription services with matching services. Furthermore, during the application process and after the applications were approved, the health authorities have been inspecting and regulating the entire businesses of our cord blood banks, including both for-profit and non-profit services. All the evidence indicates that the NHC and its regional LHCs are aware of the current business practices in the cord blood banking industry in China, which include the fact that the cord blood banks and their operators are providing subscription services for a fee in China and that such operators are companies incorporated in China. Currently, there is no evidence that the health authorities have any intention of prohibiting the provision of for-profit subscription services by these cord blood banking operators, or any intention of revoking their licenses, ordering them to terminate their business or cancelling their qualifications based on the fact that they provide for-profit services. Shandong Cord Blood Bank operated by Qilu first obtained the permission from Shandong DOH to commence operation in May 2009.

According to answers by the spokesman of the MOH to questions from reporters on February 18, 2008, it appears that the MOH is of the position that operators of licensed cord blood banks are permitted to provide cord blood banking services for a fee. However, to date, neither the NHC nor any LHC has made any formal clarification on how they interpret, administer or enforce current laws and regulations applicable to the cord blood banking industry in China. All of the above present certain risks and uncertainties to our business. In particular, see “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

Our PRC legal counsel, Commerce & Finance Law Offices, is of the opinion that, save for the uncertainty regarding fee-based commercial cord blood banking services in China, including our business, as described in the preceding four paragraphs and this paragraph (i) our cord blood banking business currently complies with current PRC laws and regulations, including without limitation the Measures, applicable to us; and (ii) our business operations do not violate the terms set forth in the blood station licenses of the three cord blood banks operated by us, the Beijing Cord Blood Bank operated by our subsidiary Jiachenhong, the Guangdong Cord Blood Bank operated by our subsidiary Nuoya and the Zhejiang Cord Blood Bank operated by our subsidiary Lukou. To our understanding, Shandong Cord Blood Bank operated by Qilu, also has similar business operations. However, we cannot assure you that the PRC government and the health authorities will continue their current regulatory practice and not prohibit provision of for-profit subscription services. Among others, due to the failure of the Measures to define or interpret the terms “non-profit”, “for-profit” or “for the purpose of making a profit”, we cannot assure you that the PRC government authorities will not request our subsidiaries or other cord blood banking operators to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Further, the PRC government and the health authorities may change their regulatory position and prohibit for-profit subscription services, or require that a special or a separate permit, license or authorization be obtained for the provision of such services. In such event, we may have to shut down or suspend our business to apply for the special or a separate permit, license or authorization. We may be subject to administrative penalties and/or claims for operation without a license. There is no assurance that we will be able to obtain the license. We may be forced to shut down our business if the cord blood banks we are operating are unable to obtain the license. Also, there is no assurance that we will be able to operate new licensed cord blood bank to expand our business. If any of the above circumstances occurs, our business, our investment and financial condition would be materially and adversely affected.

According to the Circular of Guiding Principles for the Planning of Blood Collection and Supply Institutions (which had been repealed by the Circular of Guiding Principles for the Planning of Blood Station on May 2, 2013) issued by the MOH on December 16, 2005, 4-10 cord blood banks will be set up before 2010. Only one license shall be issued in any given region, and the licensed cord blood bank is not permitted to set up branches or blood stations outside the designated region in which it is licensed. On December 31, 2015, the NHFPC published the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank. According to the Notice, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. In addition, the New Policy was issued by the NHC in November 2019 allowing relevant LHCs to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide. For further information of the New Policy and 2021 Policy, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

The license is valid for a term of three (for cord blood banks in Guangdong and Zhejiang) or nine (for the cord blood bank in Beijing) years which may be renewed three months prior to expiration with the relevant LHC. The licenses held by cord blood banks in Beijing, Guangdong and Zhejiang operated by us are currently valid and effective, which will expire in May 2025, May 2024 and September 2022, respectively. Except as disclosed above, we do not believe it will be difficult for us to continue to renew the licenses in the future and there is currently no fee payable to have such licenses renewed. Licensees are subject to periodic and random inspections by the LHC, including inspections on the conditions of laboratories, storage facilities, equipment and raw material supplies and the qualification, training and competency of the technicians as well as the conduct of their business operations. Cord blood banks are required to obtain consents from the donors when they collect and accept cord blood units from the public.

On October 24, 2011, the MOH published the Notice on Strengthening the Management and Control of Cord Blood Stem Cells. The notice suggests that, in principle, cord blood banks should follow the pricing standards established by the relevant commodity price departments of PRC. However, currently, there still lacks a clear price level guidance in relation to the cord blood banking services which we provide. We cannot rule out the possibility that PRC government may establish guided-price or introduce other specific price control standards for the cord blood banking services in the future. If this happens, it will adversely affect our business operation and financial condition. If the government-controlled pricing or guided-price set by relevant department of PRC government is lower than our current pricing, our business operation or financial condition will be materially and adversely affected. At the same time, we cannot assure you that our new subscriber number will increase as we reduce our pricing in accordance with such policy, nor that such governmental prices will be higher than the costs of our operation.

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

Ownership of Cord Blood Units

Under the Civil Code which became effective from January 1, 2021 and simultaneously replaced the PRC Property Law and the PRC Contract Law, property owners have the right to occupy, use and dispose of their personal properties. Due to the lack of a clear definition, it is uncertain whether cord blood may be considered as property under the Civil Code. Assuming cord blood is considered as property under the Civil Code, the rights of owners of cord blood units to dispose of their cord blood units include but are not limited to entrusting the cord blood units to cord blood banking service providers for storage or otherwise forgoing the ownership of their cord blood units for donation under PRC Blood Donation Law. Further, under the Civil Code, gift contracts for the benefit of the public are not revocable provided that the gift contract is entered into with due authority and the contents of which is in compliance with PRC law. Therefore, owners who forgo the ownership of their cord blood units for the benefit of the public are unable to revoke the gift. In addition to subscription services, we accept and preserve cord blood units donated by the general public and deliver matching cord blood units to the hospitals for patients who are in need of transplants for a fee. For subscribers who cease subscription for our services at the end of contract period or who fail to pay subscription fees, the subscription contracts we enter into with our subscribers expressly give us the right to treat the cord blood units stored by them as donated property and release such units to our cord blood inventory such that they become available for patients in need of transplants.

In the event of a dispute relating to the ownership of the cord blood units abandoned by our former subscribers, it is possible that a court may rule in favor of our former subscribers based on considerations of fairness and equity regardless of the fact that we have contractual rights under the subscription contracts to treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. If this occurs, we may be forced to return the cord blood units or continue to store the cord blood units for the benefit of the subscribers who do not fulfill their payment obligations. If the cord blood units are provided to the hospitals for patients who are in need of transplants and are no longer available to the newborns or their family members who are in need of transplants, we may be required to compensate them and incur substantial monetary damages. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We treat cord blood units abandoned by our former subscribers as donated property and release such units to our cord blood inventory available for patients in need of transplants. This practice may subject us to criticism that could damage our reputation.”

PRC Regulation on Tort Liability

According to Civil Code which became effective on January 1, 2021 and replaces the PRC Tort Liability Law, for acts of torts that infringe on personal rights and interests and resulting in serious mental damage, the infringee may seek compensation for mental damage. The Civil Code also regulates that in the case that the personal rights and interests of an individual are infringed, loss compensation shall be made according to the loss suffered by the infringee arising from such infringement. If such loss is hard to quantify and the tortfeasor obtains any gains from the tort, then the compensation shall be weighed against such gains, but if the gains generated from the tort are also hard to quantify and the infringee and tortfeasor fail to reach an agreement on the amount of the compensation, either of them could submit the disputes relating to the compensation to the People’s Court.

Since the cord blood units are taken from human’s body, and in the case of our business operation, are entrusted to be stored by us principally for potential clinical use, which concerns personal right of enjoying his or her physical or medical well-being, the loss or damage to the cord blood units may be identified as an infringement to personal rights and interests for which the subscribers may claim for the compensation for mental damage. See “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business—Our insurance coverage may not be sufficient to cover the risks related to our business, and our insurance costs may increase significantly.”

PRC Regulation on Foreign Investment in the Cord Blood Banking Industry

Foreign investment in China was previously subject to regulation by the Catalogue promulgated in November 2004 by the NDRC and the MOC. On October 31, 2007, the NDRC and the MOC revised the Catalogue and the revised Catalogue became effective on December 1, 2007. The Catalogue was subsequently amended and revised by NDRC and MOC in 2011, 2015 and 2017. On June 28, 2018, NDRC and MOC promulgated the Negative List (2018 Edition) which became effective from July 28, 2018, and superseded the categories of “restricted” and “prohibited” for foreign investment as provided in the Catalogue revised in 2017. On June 30, 2019, NDRC and MOC promulgated the Negative List (2019 Edition) and the Encouraged Catalogue (2019 Edition) which became effective on July 30, 2019, and the Negative List (2018 Edition) and the categories of “encouraged” for foreign investment as provided in the Catalogue revised in 2017 were repealed simultaneously. On June 23, 2020, NDRC and MOC promulgated the Negative List (2020 Edition) which became effective on July 23, 2020 and the Negative List (2019 Edition) was repealed. On December 27, 2020, NDRC and MOC promulgated the Encouraged Catalogue (2020 Edition) which became effective on January 27, 2021 and the Encouraged Catalogue (2019 Edition) was repealed. On December 27, 2021, NDRC and MOC promulgated the Negative List (2021 Edition) which became effective on January 1, 2022, and the Negative List (2020 Edition) was repealed. Under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition), foreign enterprises are prohibited from engaging in development of stem cell and gene diagnosis and treatment technology development and its application. Since the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) still does not clearly define the scope of such prohibited business, it is uncertain whether cord blood banking services may be construed as a prohibited industry and is therefore prohibited against investment by foreign enterprises. Moreover, the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) has no retroactive force and foreign enterprises approved to operate in China before their business becomes prohibited under the Catalogue revised in 2007, 2011, 2015, 2017 and the Negative List (including the 2018 Edition, the 2019 Edition, the 2020 Edition and the 2021 Edition) should be able to continue with their current business in accordance with their existing approvals. For risks associated with the Negative List, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

The FIL was adopted by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020. The FIL is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The FIL specifically stipulates the following forms of investment activities as foreign investments, namely (a) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor; (b) obtaining shares, equities, assets interests or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor; (c) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor; and (d) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council. According to the FIL, China adopts a system of national treatment plus negative list with respect to foreign investment administration, and the negative list would be issued by, amended or released upon approval by the State Council, from time to time. Foreign investment and domestic investment in industries outside the scope of the negative list would be treated equally. On December 26, 2019, the National People’s Congress issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China (the “Implementation Regulations”) which became effective on January 1, 2020. Under the Implementation Regulations, in the event of any discrepancy between the requirements for foreign investment and the FIL and the Implementation Regulations promulgated prior to January 1, 2020, the FIL and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List.

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

Except for the exemptions set forth in the PRC Antitrust Law, competing business operators are prohibited from entering into monopoly agreements that fix or change commodity prices, restrict the production volume or sales volume of commodities, divide markets for sales or procurement of raw materials, restrict procurement of new technologies or new equipment or development of new technologies or new equipment, result in joint boycott of transactions or constitute monopoly agreements as determined by the antitrust authority.

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

On June 24, 2022, the Standing Committee of the National People’s Congress issued the Decision of Amending the Antitrust Law, which will take effect on August 1, 2022. According to this decision, the Antitrust Law will be revised in many aspects, including the implementation of a fair competition review system, the introduction of a “safe harbor” system for vertical monopoly agreements, a “suspension system” for the review of concentration of undertakings, and a classification and grading review system. Besides, the newly revised Antitrust Law shall increase the supervision in the field of the internet and the platform economy, and the penalties for relevant violations.

The State Council and the MOC successively issued relevant regulations such as the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, which took effect on August 3, 2008 and revised on September 18, 2018. On June 26, 2019, the SAMR adopted the Interim Provisions on Prohibiting Acts of Abuse of Administrative Authority to Eliminate or Restrict Competition, the Interim Provisions on Prohibiting Acts of Abuse of a Dominant Market Position and the Interim Provisions on the Prohibition of Monopoly Agreements, which became effective on September 1, 2019, and provided investigation and punishment procedures for acts of abuse of administrative authority to eliminate or restrict competition, acts of abuse of a dominant market position and monopoly agreements. On October 23, 2020, the SAMR promulgated the Interim Provisions on the Examination of Concentrations of Undertakings, which took effect on December 1, 2020, which provided reporting and verifying procedures of concentrations of undertaking. However, before the promulgation of further detailed implementing rules or determination of the relevant authorities, we are unable to determine whether we might be in violation of any aspects of the PRC Antitrust Law.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or “Circular 19”, which became effective on June 1, 2015 and replaced the Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or “Circular 16”, which effected on the date of promulgation and shall prevail in the event of any discrepancy between Circular 19 and Circular 16. Circular 19 and Circular 16 require that Renminbi converted from the foreign exchange earnings under capital account which the voluntary settlement has been applicated by relevant policies (including the foreign currency-dominated capital of a FIE, foreign debts, funds repatriated from overseas listing, etc.) shall be managed under the accounts for FX settlement and pending payment. The expenditure scope of such account includes: expenditure within the business scope, payment of funds for domestic equity investment and Renminbi deposits and so forth. An FIE shall truthfully use its capital by itself within the business scope and shall not, directly or indirectly, use its capital or Renminbi converted from the foreign exchange earnings under capital account for (i) expenditure beyond its business scope or expenditure prohibited by laws or regulations; (ii) investing in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) disbursing loans to unrelated parties unless explicitly permitted under its business scope; and (iv) the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).Where an FIE, other than a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise, makes domestic equity investment by transferring its capital in the original currency, it shall obey the current provisions on domestic re-investment. Where such an FIE makes domestic equity investment by its Renminbi conversion, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for FX settlement and pending payment, and the FIE shall thereafter transfer the conversion to the aforesaid account according to the actual amount of investment.

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

Regulation on Special Purpose Vehicle Incorporated or Controlled by PRC Residents

On July 4, 2014, SAFE issued the Circular 37, which became effective immediately and replaced the Notice 75. Circular 37 generally maintains the registration requirements of PRC residents with the local SAFE branch for establishing or controlling any offshore company as required under Notice 75, and, in comparison to Notice 75, expands the application of the registration requirement at certain aspects and provides clearer guidance and procedures for the registration requirements. According to Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC institutions and individuals, to directly establish or to indirectly control an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or with offshore assets or equity interests. In addition, amended registrations are required in the event of (i) any change in the basic information with respect to the registered special purpose vehicle, such as shareholders of domestic resident individuals, name, term of business etc.; or (ii) any material changes with respect to the special purpose vehicle, such as increase of capital contributed by PRC individuals, decrease of capital contribution, share transfer or exchange, merger, division or other material events. PRC residents shall also amend registration or deregister where, as a result of equity transfer, bankruptcy, dissolution, liquidation, expiration of business term, change of personal identity and etc., PRC individuals no longer possess rights and interests in the Special Purpose Vehicles, or where filings are no longer required. PRC residents, who have already contributed to Special Purpose Vehicles with onshore or offshore assets or equity interests without registration before the regulation was promulgated, were required to provide an explanation letter to SAFE for stating the reason, and SAFE will make the post-registration in accordance with the principles, such as validity and rationality, and may impose penalty for violation of regulations on foreign exchange.

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for conducting subsequent business, such as remittance of profits or dividends. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE released the Circular 13 which became effective on June 1, 2015. According to Circular 13, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under Circular 37.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in China—PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.”

Regulation on Overseas Listing and Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and then was further amended on June 22, 2009. This regulation, among other things, has certain provisions that purport to require offshore SPVs formed for the purpose of listing and controlled by PRC individuals or companies, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. According to our PRC counsel, although the CSRC generally has jurisdiction over overseas listing of SPVs, it was not necessary for us to obtain CSRC approval because, the controlling shareholder of Golden Meditech at our listing, was not a PRC individual defined by this regulation. Therefore, the JunZeJun Law Offices, as the PRC Legal Adviser on our Listing, was of the opinion that we were not controlled by Chinese legal or natural persons immediately before our listing and therefore did not constitute an SPV that was required to obtain approval from the CSRC for overseas listing under the regulation. On January 31, 2018, Nanjing Ying Peng completed the acquisition of approximately 65% equity interest of the Company from Golden Meditech and became the controlling shareholder of the Company. This regulation was not applicable to this transaction.

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

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC released the Draft Overseas Listing Regulations, which had a comment period that expired on January 23, 2022. The Draft Overseas Listing Regulations lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Overseas Listing Regulations stipulate that the China-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but are not limited to, record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (i) the intended securities offering or listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) there are material ownership disputes over matters such as the equity, major assets, and core technology of the issuer; (iv) in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) in the past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. Archives, including working papers, that have been produced in mainland China by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in mainland China, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside mainland China, or transmitted to any institutions or individuals outside mainland China through any methods including via the use of information technologies. Overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. As of the date of this annual report, this draft has not been formally adopted and the final version and effective date of such measures are subject to change with substantial uncertainty.

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

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered as PRC resident enterprises and subject to PRC enterprise income tax at the rate of 25% on their worldwide income. We do not expect to be characterized as a resident enterprise because our managerial body as well as our office are located in Hong Kong rather than within the PRC. However, we cannot assure you that we will not be treated as a resident enterprise for PRC tax purposes. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to us may be exempt income if we and our non-PRC subsidiaries are each treated as a qualified resident enterprise under the EIT Law and the Implementing Regulations. If we were considered as a PRC resident enterprise, it is also possible that the EIT Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the EIT Law, in the event that we are considered as a resident enterprise for PRC tax purposes, foreign shareholders and holders of our ordinary shares could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such income is regarded as income from sources within the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in China—Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.” If we are deemed to be PRC-based but refuse to file tax returns or pay tax, or underpay our taxes, the tax authority has the power to impose upon us a penalty up to five times the tax unpaid or underpaid.

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

CCBS was incorporated on January 17, 2008 under the Companies Act to become the direct holding company of CSC Holdings. At the time of the Business Combination, CCBS had two operating subsidiaries in China: an indirect 100.0% equity interest in Jiachenhong and an indirect 90.0% equity interest in Nuoya, and CCBS held an indirect 18.9% equity interest (i.e. 17,525,000 shares) in Cordlife.

Immediately following the Business Combination and the share exchange with CCBS’s remaining shareholders, Golden Meditech owned 46.3% of CCBC’s issued shares through its wholly-owned subsidiary, GM Stem Cells. The participating shareholders of CCBS (excluding Golden Meditech) owned 45.8% of CCBC’s issued shares, the public shareholders owned approximately 0.2% of CCBC’s issued shares, the management team of Pantheon prior to the Business Combination owned 2.0% of CCBC’s issued shares and the CCBC management team owned 5.7% of CCBC’s issued shares.

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

The cord blood bank in Beijing operated by Jiachenhong received its cord blood banking license in September 2002. In September 2003, GM Stem Cells, a wholly owned subsidiary of Golden Meditech acquired a 51.0% equity interest in Jiachenhong. The remaining 49.0% equity interest in Jiachenhong was held by other founding members through a company incorporated in the British Virgin Islands. CSC Holdings was formed in January 2005 to become the holding company of Jiachenhong. Under a corporate restructuring in March 2005, CSC Holdings issued ordinary shares to GM Stem Cells and other founding members in exchange for all of their equity interests in Jiachenhong. CSC Holdings subsequently completed two private placements and four share transfers, as a result of which GM Stem Cells’ equity interest in CSC Holdings was reduced to 50.2%. Immediately after the Business Combination described above, GM Stem Cells owned 46.3% equity interest in CCBC.

The cord blood bank in Guangdong operated by Nuoya received its cord blood banking license in June 2006. In May 2007, CSC South, our subsidiary, completed the acquisition of Nuoya. At that time, CSC South, being 90% owned by us, was the sole shareholder of Nuoya.

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

Cordlife was a company whose shares were listed on the Australian Securities Exchange and provided cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia and the Philippines. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite a rights issue for Cordlife for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of approximately AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, developing cord blood banking businesses in Indonesia, India and the Philippines were operated under LFC, which was listed on the Australian Securities Exchange, while the more mature cord blood banking businesses in Singapore and Hong Kong were operated under Cordlife Singapore, which was listed on the Singapore Exchange on March 29, 2012. After the restructuring, we owned 24,366,666 shares in each of LFC and Cordlife Singapore. In June 2013, Cordlife Singapore completed the acquisition of the cord blood and cord tissue banking businesses in Indonesia, India and the Philippines from LFC. After the acquisition, Cordlife Singapore operated cord blood banking businesses in both mature markets such as Singapore and Hong Kong, and developing markets such as Indonesia, India and the Philippines. Cordlife Singapore later on acquired Stemlife, a Malaysia-based cord blood banking operator. In December 2013, LFC acquired an unlisted company which engaged in the provision of funeral and related services, and thereafter, LFC’s principal activities changed to the provision of funeral and related services. LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, we disposed of all the shares in LFC. As of March 31, 2022, we owned 25,516,666 shares, or approximately 10.0% equity interest, in Cordlife Singapore and our total investment cost in relation to Cordlife, Cordlife Singapore and LFC combined up to the date of this report amounted to RMB63.5 million (converted into RMB using the currency exchange rate as of March 31, 2022).

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

In February 2013, Favorable Fort, which indirectly owned a 24% equity interest in Qilu, completed a shares purchase agreement with Cordlife Services, which owned a 17% equity interest in Favorable Fort, pursuant to which Favorable Fort repurchased the 17% of its outstanding ordinary shares not already indirectly owned by the Company from Cordlife Services for a total purchase price of approximately US$8.7 million. Upon completion of the transaction, Favorable Fort became an indirect wholly owned subsidiary of CCBC and CCBC’s effective equity interest in Qilu increased from 19.9% to 24.0%.

Our annual general meeting in February 2011 resolved to adopt an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10% of our issued and outstanding share capital to directors, officers, employees and/or consultants of CCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. A total of 7,300,000 RSUs were granted in December 2014. During the year ended March 31, 2018, all 7,300,000 RSUs granted were fully vested. Subsequently, no RSUs were issued and outstanding as of March 31, 2022.

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

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng entered into the GM Sale Agreement, pursuant to which GM Stem Cells agreed to sell to Nanjing Ying Peng the GM Sale Shares, representing approximately 65% equity interest of the Company on a fully diluted basis, for RMB5.764 billion in cash. GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement, pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending December 31, 2016, 2017 and 2018. The transaction as contemplated under the GM Sale Agreement was consummated on January 31, 2018 and GM Stem Cells ceased to own any shares of the Company. Nanjing Ying Peng, via its subsidiary, became a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner, Mr. Ping Xu, was appointed as a director of the Board of Directors of the Company. Simultaneously, Mr. Yuen Kam resigned from his positions as chairman and director of the Board of Directors and as chairman and member of the Nominating and Corporate Governance Committee of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, chief executive officer of the Company, was appointed as the chairperson of the Board of Directors and the chairperson of the Nominating and Corporate Governance Committee. Mr. Mark Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating and Corporate Governance Committee.

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

On June 4, 2019, our Board of Directors received a non-binding proposal letter from Cordlife Singapore, pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger. Cordlife Singapore would issue approximately 2.5 billion ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.5 per ordinary share. On June 5, 2019, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who were not affiliated with Cordlife Singapore, was formed to evaluate the CGL Proposal. In November 2019, Mr. Jack Chow replaced Ms. Weng as a member of the special committee. In February 2020, Mr. Jacky Cheng joined the special committee as a member. In February 2021, our Board of Directors and the Board of Cordlife Singapore mutually agreed to discontinue any further discussions regarding the CGL Proposal.

On or about June 26, 2019, an originating summons was filed in the Grand Court of the Cayman Islands, Financial Services Division naming the Company and certain directors thereof as defendants in connection with the CGL Proposal. The proceedings, captioned Jayhawk Capital Management, L.L.C., JHMS Fund, LLC and Kent C. McCarthy v. Global Cord Blood Corporation, Mark D. Chen, Jennifer Weng and Ken Lu, FSD Cause No. 122 of 2019 (RMJ), challenged the CGL Proposal and alleged, among other things, that the consideration to be paid in such proposal was inadequate, as was the process by which the proposal was being evaluated due to the alleged lack of independence of certain members of the special committee to evaluate the CGL Proposal. The proceedings sought, among other relief, to enjoin the defendants from consummating the CGL Proposal and to direct the defendants to revoke the appointment of such members of the special committee. The Company reviewed the allegations contained in the summons and believed they were without merit. The Company defended the litigation vigorously and filed an application to strike out the proceedings on January 20, 2021. In May 2021, the proceedings were dismissed by the Cayman Islands Grand Court with costs ordered in favor of the Company and the other defendant directors.

As of March 31, 2022, we had conducted our current operations through Jiachenhong, Nuoya and Lukou, our PRC subsidiaries among which CCBS held an indirect 100.0% interest in each of Jiachenhong and Nuoya, and an indirect 90.0% interest in Lukou. Jiachenhong is the operator of the sole licensed cord blood bank in Beijing, Nuoya is the operator of the sole licensed cord blood bank in Guangdong, and Lukou is the exclusive operator of the licensed cord blood bank in Zhejiang. We also indirectly held 24.0% effective equity interest in Qilu, the operator of the sole licensed cord blood bank in Shandong (our controlling shareholder held 76.0% of Qilu). In addition, CCBS held an indirect 10.0% (approximately) equity interest in Cordlife Singapore, a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

On March 2, 2021, our Board of Directors received an unsolicited non-binding proposal letter from Alternate Ocean, pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities that it manages and/or advises, proposed to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions. Our Board of Directors has formed a special committee of independent directors who are not affiliated with Alternate Ocean to evaluate such proposal. The special committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Mark D. Chen serving as the chair of the special committee. In December 2021, our Board of Directors decided to reject the Alternate Ocean Proposal as the special committee and the Board of Directors believed such proposal in its original form fails to properly reflect the value of the Company and maximize shareholder value.

On April 29, 2022, GCBC entered into a series of SPAs with the holders of approximately 95% of the outstanding shares of common stock of Cellenkos. The SPAs provide for the acquisition by the Company, directly and indirectly, of the equity securities of Cellenkos held by such holders, subject to the satisfaction or waiver of customary closing conditions set forth in the SPAs (including that neither Dr. Simrit Parmar nor Jackie Leong would have repudiated his or her employment agreement with the Company and/or Cellenkos), in exchange for an aggregate of approximately 65.7 million ordinary shares of the Company, and certain units of Cellenkos Holdings L.P. which may be redeemed upon the unit holders’ request with aggregate consideration of 36,112,267 ordinary shares of the Company on a fully diluted basis. On June 27, 2022, GCBC and the counterparties to each of the SPAs entered into an amendment thereto providing that the date by which the Cellenkos Acquisition shall have been consummated in order to avoid the terminability thereof by either of the parties shall be extended from June 28, 2022 to July 28, 2022.

Moreover, GCBC entered into the Framework Agreement with GMPM BVI Company. The consideration for the Equity Transfer and Assignment as defined in the Framework Agreement consists of the Stage 1 Share Issue and the Stage 1 Payment, each to be issued/paid to GMPM BVI Company and/or its designated person(s) in accordance with the Framework Agreement, with the purpose to provide the Company with the Cellenkos Asia Rights and certain PRC laboratory assets that will be necessary to develop Cellenkos’ product candidates in the field of umbilical cord blood treatment for acute and chronic autoimmune diseases and inflammatory disorders in Asia.

The Stage 1 Payment and the Stage 1 Share Issue were completed on April 29, 2022 and May 4, 2022, respectively. As of the date of this report, GCBC acquired the Cellenkos Asia Rights and held an indirect 100% interest in Shanghai GM Life Bank Co., Ltd. and Shanghai GM Diagnosis Co., Ltd.

On May 6, 2022, the Company received the Petition filed by Blue Ocean in the Cayman Court. Among other things, the Petition seeks orders that: (i) the Company refrain from proceeding with the Cellenkos Acquisition; (ii) the Company amend and restate its Memorandum and Articles of Association; and (iii) the Company convene an extraordinary general meeting to propose the removal of its current Board of Directors and the appointment of alternative directors proposed by Blue Ocean. In the alternative, the Petition seeks an order for, among other things, the winding up of the Company. On May 16, 2022, the Litigation Steering Committee was formed to oppose the Petition and to bring such other actions to satisfactorily resolve the matter.

As of the date of this report, both the 12 May Injunction and the EGM Injunction still apply.

On June 8, 2022, Blue Ocean issued the Writ in the Cayman Court against the Company, our current directors, and other parties in relation to the Cellenkos Acquisition. Among other things, Blue Ocean seeks: (i) a declaration that the Cellenkos Acquisition is void; (ii) equitable compensation against various defendants; (iii) rectification of the Company’s register of members; and (iv) declarations that certain defendants hold shares/ funds received as trustee of the Company on constructive trust.

On May 20, 2022, Blue Ocean and Blue Ocean Creation Investment Hong Kong Limited filed the BVI Claim against GM Stem Cells in the BVI Court.

For further details, see “Item 3. Key Information—D. Risk Factors—Risks to Our Shareholders— Our largest shareholder filed a winding up petition with the Grand Court of the Cayman Islands, which, among other things, seeks to prevent our acquisition of Cellenkos, remove our current Board of Directors and effect related governance changes, a Writ of Summons which, among other things, seeks to unwind the Cellenkos Acquisition, and a claim against GM Stem Cells in the British Virgin Islands which, among other things, seeks a declaration that a share charge over its shares in the Company is invalid.”

Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every jurisdiction where we have significant operations.

D.	Property, Plant and Equipment

As of March 31, 2022, we maintain facilities in Beijing, Guangdong and Zhejiang. The following table sets forth certain information relating to the premises we occupy:

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

Our facilities in Beijing, Guangdong and Zhejiang are equipped with an enterprise resource planning system. The system has been customized to monitor our sales performance, testing processes and results for every cord blood unit that come through. The system also keeps real-time record of storage movement within cord blood facilities, handles billing matters and tracks customer hotline interactions.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk Factors” of this report.

Overview

We are the leading provider of cord blood banking services in China. We provide cord blood services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to the hospitals for patients who are in need of transplants. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide. For further information of the New Policy and 2021 Policy, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.” Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing, Guangdong, and Zhejiang. We also invest and own a 24.0% equity interest in Qilu, the operator of the exclusive licensed cord blood bank in Shandong province (our controlling shareholder owns a 76.0% equity interest in Qilu).

Our cord blood banking network is the largest in China. The aggregate number of births in our operating regions including Beijing, Guangdong and Zhejiang was estimated to be over 1.8 million in 2020, accounting for approximately 49% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the China Statistical Yearbook 2021. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. According to the China Statistical Yearbook 2021, the nation had a newborn population of over 12.0 million in 2020; and according to the CIA World Factbook, China is estimated to have the second largest newborn population in the world in 2022. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be approximately 1.2% of China’s overall newborn population in 2020. The estimated penetration rate in our operating regions was approximately 4%, 4% and 4% for the fiscal years ended March 31, 2019, 2020 and 2021 (based on the number of new subscriber sign-ups for the fiscal years ended March 31 2019, 2020 and 2021 divided by the estimated number of newborns of the corresponding calendar years ended December 31, 2018, 2019 and 2020 according to the China Statistical Yearbook).

The following table indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year.

	Estimated no. of births		Estimated penetration rate
	in the Company’s	New subscriber	in the Company’s
Fiscal year	operating regions (1)	sign-ups (net) (2)	operating regions
2019	2,245,833	89,366	4%
2020	2,217,562	84,241	4%
2021	1,803,471	72,045	4%
(1)	Source: China Statistical Year Book 2019, 2020 and 2021 for calendar year information for 2018, 2019 and 2020.

(2)	Based on the fiscal year ended March 31 following the calendar year reported.

We expect that the demand for cord blood banking services will continue to grow due to factors such as rising disposable income in the PRC and increasing public awareness of the benefits of cord blood and hematopoietic stem cell related therapies.

Furthermore, we are a significant shareholder with approximately 10.0% equity interest (as of March 31, 2022) in Cordlife Singapore, which is the leading cord blood banking operator in Southeast Asia. Our position as a significant shareholder in Cordlife Singapore provides exposure and insight into attractive developing markets such as India, Indonesia, Malaysia and the Philippines, and relatively mature markets such as Singapore and Hong Kong (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 766-person sales team has direct access to expectant parents through collaboration with 434 hospitals in Beijing, Guangdong and Zhejiang. We also cooperate with local government agencies and medical institutions and utilize a variety of marketing programs, including media advertising, social media, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our accumulated subscriber base grew from 23,322 in March 2007 to 970,375 in March 2022.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have an initial contract period of 18 years. Effective from April 1, 2021, we provide further storage service with a contact period for 10 or 20 years to subscribers who completed the first 18-year contract period. The contracts can be terminated early by the parents at each anniversary of the contract. This payment structure provides us with a steady stream of recurring revenue and cash flow. For the year ended March 31, 2022, storage fee revenues represented 43.3% of our total revenues.

We recorded revenues and net income of RMB1,243.3 million (US$196.1 million) and RMB509.5 million (US$80.4 million), respectively, during our fiscal year ended March 31, 2022.

Our subscription services consist of the collection of the newborn’s cord blood unit at one of our collaborating hospitals and the transportation of the cord blood unit to one of our facilities for testing and processing, referred to in this report as “processing services”, and the long-term storage of the cord blood unit at the facility, referred to in this report as “storage services”. Our contracts with our subscribers, referred to in this report as “subscription contracts”, are renewed automatically each year during the contract period, with subscribers having the option to terminate their contracts at the time of contract renewal.

Fees payable under the subscription contracts, referred to in this report as “subscription fees”, consist of two components: a one-time “processing fee”, which reflects consideration for the processing services, and an annual “storage fee”, which reflects consideration for the storage services in the forthcoming year. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash inflow to continue to increase as our subscriber base continues to grow. In addition, we generate a small portion of revenues from fees generated from our matching services, referred to in this report as “matching fee”, which reflects consideration for providing matching cord blood units collected from public donors to the hospitals for patients who are in need of transplants. Because a portion of our operating costs, such as costs of maintaining storage cylinders and automated monitoring systems, are fixed, we are likely to benefit from economies of scale as the number of units stored at our cord blood facilities increases.

Our new subscriber sign-ups for the years ended March 31, 2020, 2021 and 2022 were 84,241, 72,045 and 74,147, respectively. We intend to grow revenues by continuing to enlarge our subscriber base. One major strategy is by increasing our penetration rates into existing markets through expanding our hospital networks and enhancing our sales and marketing initiatives. Hence, we expect to incur more sales and marketing expenses in the future. In addition to increasing the variety of services offered, another major strategy is by expanding our geographical coverage by acquiring or collaborating with one or more license holder or potential license applicant in other regions. To serve various regions, we have storage facilities established across different regions. We have storage facilities in Beijing, Guangdong and Zhejiang. See “—Our Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.” In evaluating our financial condition and results of operations, attention should be drawn to the following areas:

●	Acquisition of Nuoya. Prior to our acquisition of the right to operate in Guangdong through our acquisition of Nuoya, Nuoya did not engage in commercial operation and had no substantial liabilities, and its former management did not maintain complete, accurate and reliable financial information. We nonetheless proceeded with the investment because the cord blood bank operated by Nuoya had the exclusive right to operate in Guangdong, one of our target markets. Shortly after the acquisition, we remedied the situation by taking necessary corporate actions.

●	Investment in Lukou. In September 2010, we entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center. Pursuant to the framework agreement, we then established a non-wholly owned subsidiary, Lukou, acquired the right to operate the cord blood bank in Zhejiang province for a cash consideration of US$12.5 million during the year ended March 31, 2011. Lukou is 90% owned by Jiachenhong, our wholly owned PRC subsidiary, and is the exclusive cord blood banking operator in Zhejiang province to provide cord blood stem cell banking service for expectant parents and to preserve cord blood units donated by the public but it had no commercial operation prior to our involvement.

●	Investment in Qilu. Qilu is the operator of the sole licensed cord blood bank in Shandong province. It obtained permission from the Shandong DOH to commence operation in May 2009. In May 2010, we invested in a 19.9% equity interest in Qilu and in February 2013, we further increased our equity interest in Qilu to 24.0% (our controlling shareholder owns a 76.0% equity interest in Qilu). In light of our minority equity interest and that we do not have any representation in the Board of Directors of Qilu, we do not have any control or significant influence over Qilu either before or after February 2013. Therefore, we do not consolidate or account for under the equity method our share of Qilu’s operating results and net assets, and record the investment at cost less impairment losses (if any).

●	Expanding in other healthcare services. There are uncertainties and risks when we expand our service offerings beyond cord blood banking. As part of our growth strategy, we intend to offer additional healthcare services to our existing and future subscribers which may in turn diversify our revenue stream. There is no guarantee that we can successfully commercialize such services or such services will be well received by our existing and future subscribers. Also, due to our limited experience in operating non-cord blood banking business, there may be unanticipated or unforeseeable events which can materially and adversely affect our operation and financial condition.

Factors Affecting Our Financial Condition and Results of Operations

We have benefited significantly from favorable demographic trends, overall economic growth and increased demand for innovative healthcare services in China. The overall economic growth and the increase in the GDP per capita in China in recent years have led to a significant increase in healthcare spending in China. We anticipate that demand for cord blood banking services will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. Any adverse changes in the economic conditions or regulatory environment in China, and the outbreak of the COVID-19 pandemic, however, may have a material adverse effect on the cord blood banking industry in China, which in turn may harm our business and results of operations. For further information of the COVID-19 impact on the Company, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected by the current COVID-19 pandemic outbreak.”

Demand for Cord Blood Banking Services

As of the date of this report, seven cord blood banking licenses have been granted in seven regions in China. The PRC government only grants one cord blood banking license per province or municipality. According to the Notice on Extension of Time Limit on Planning and Establishment of the Cord Blood Bank published by the NHFPC in December 2015, the NHFPC extended the planning and establishment timetable for cord blood banking and would not grant any new licenses before 2020 in addition to the seven existing cord blood banking licenses. On the other hand, the NHC issued a New Policy in November 2019 allowing the relevant LHCs to approve cord blood banking licenses in 18 pilot FTZs in China. The New Policy does not specify the implementation details, such as qualifications for applicants, license approval procedures or licensed region coverage, but it implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 19 regions, including Beijing. Detailed rules on the implementation of the New Policy are yet to be provided by relevant government agencies. As of September 24, 2020, the FTZs in China had been increased from 18 FTZs to 21 FTZs, with three new FTZs including Beijing, Hunan and Anhui. Thus, the New Policy implies that the regulatory bodies could expand the current seven licensed regions for cord blood banking to up to 21 regions. On December 30, 2020, the NHC announced a Notice Regarding the Matters Related to Issuance of Cord Blood Banking License, which specified that no cord blood banking license applications shall be accepted in 2021.

On July 2, 2021, the NHC announced the 2021 Policy to specify the nationwide “Separating Permits from Business Licenses” reform measures in the medical field, including allowing online application for cord blood bank establishment and practice approval, and shortening the approval time limit. Meanwhile, the 2021 policy provides that the application procedure shall still be implemented in accordance with the Measures for Administration of Blood Stations; that is, the NHC was responsible for the approval of the establishment of cord blood banks and the LHCs were responsible for the practice approval. However, as of the date of this report, the NHC has not issued any notice on whether to accept the cord blood banking license applications nationwide. For further information of the New Policy and 2021 Policy, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.” Future demand for the cord blood banking industry in China is expected to be driven mainly by (i) increased penetration rates along with a large number of newborns in China arising from its sizeable population; (ii) increased healthcare expenditure as a result of the growth in GDP and disposable income in urban areas; (iii) increased sales and marketing efforts to increase the public awareness of the benefits associated with cord blood banking; and (iv) additional diseases that stem cells could be used for treatment. We intend to generate additional demand for our services by enhancing our sales and marketing initiatives and expanding hospital networks to increase the public awareness of benefits associated with cord blood banking.

Average Revenue per Subscriber

Substantially all of our revenues are derived from the fees payable by subscribers in connection with the handling of the cord blood units of their newborns. Our standard package requires our subscribers to pay a one-time processing fee and an annual storage fee for an initial period up to 18 years. Effective from April 1, 2021,we provide further storage service with a contact period for 10 or 20 years to subscribers who completed the first 18-year contract period. If the examination results indicate that the cord blood stem cells are not viable for storage, we will refund some or all processing fees depending on the regions and the payment option which subscribers elected.

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

Aside from the processing fee, a subscriber is obligated to make an annual payment (inclusive of a 5% business tax or 6% value-added tax). For subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, a subscriber is obligated to make an annual payment of RMB620. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to make an annual payment of RMB980. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option one or three as described below, is obligated to pay the revised annual payment of RMB655. All annual payments consist of an insurance premium of approximately RMB120 and a storage fee (inclusive of a 5% business tax or 6% value-added tax). Storage fee for subscription prior to April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing was approximately RMB500 per annum. A subscriber who signed up after April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing is obligated to pay an annual storage fee of approximately RMB860. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option one or three is obligated to pay the revised annual storage fee of approximately RMB535. The entire amount of the insurance premium is subsequently forwarded to an independent third-party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn. The subscriber cannot elect not to pay the annual insurance premium. We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 11 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the insurance premium received and paid to the insurance provider are not included in our consolidated statements of comprehensive income.

Because there is no written policy from the relevant price bureaus in relation to the pricing of cord blood banking services, currently, we have the flexibility to set and adjust the subscription packages in response to changing market dynamics and have been targeting our subscription services at all expectant parents in our existing markets. For example, we offer recurring subscribers, medical practitioners, including doctors, nurses or other medical professionals, cord blood banking services at certain discounts from time to time. If subscription services become subject to price control in China, our financial condition and results of operations would be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected as a result of regulatory changes in the cord blood banking industry in China.”

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

Between April 1, 2011 and June 30, 2011, new subscribers in Guangdong who choose this payment option, will pay processing fee by four annual installments. The first, second, third and fourth installment payments are RMB1,800, RMB1,700, RMB1,600 and RMB1,200 respectively, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. From July 1, 2011 to March 31, 2013, new subscribers in Guangdong who choose to pay processing fee by installments will make an initial payment of RMB1,460, followed by four annual payments of RMB1,210 each, and an annual storage fee of approximately RMB500 payable each year for a period of 18 years. Payment option three was not offered to subscribers in Guangdong during April 1, 2013 to June 30, 2013. Between July 1, 2013 and March 31, 2019, new subscribers in Guangdong who choose this payment option will pay an initial payment of RMB1,820 at the signing of the contract and an annual payment of RMB1,420 each year starting from the second year until the end of the fifth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years. Effective from April 1, 2019, subscribers in Guangdong who choose payment option three will pay a processing fee of RMB9,800 in ten equal installments with annual payment of RMB980 from the first to the tenth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years.

Payment option three was not offered to subscribers in Zhejiang before August 1, 2018. Between August 1, 2018 and March 31, 2019, subscribers in Zhejiang who choose payment option three will pay an initial payment of RMB1,900 at the signing of the contract and annual payment of RMB850 each year starting from second year until the end of the eighth year. An annual storage fee of approximately RMB860 is payable for a period up to 18 years. Effective from April 1, 2019, subscribers in Zhejiang who choose payment option three will pay a processing fee of RMB9,800 in ten equal installments with annual payment of RMB980 from the first to the tenth year, and an annual storage fee of approximately RMB860 payable each year for a period of 18 years.

Starting from July 1, 2019, subscribers in Guangdong and Zhejiang who choose payment option three may also pay an initial payment of RMB5,800 at the signing of the contract, RMB3,000 in the second year and RMB1,000 at the third year, and an annual storage fee of approximately RMB860 for a period of up to 18 years.

In response to changing market dynamics, we do offer some special promotion or discount to subscribers from time to time.

●	Options for further storage service: effective from April 1, 2021, we provide further storage service with a contract period for 10 or 20 years to subscribers who completed the first 18-year contract period. Subscribers in Beijing can choose to pay an upfront payment for 10-year storage fees (RMB860 x 10) or an upfront payment for 20-year storage fees (RMB860 x 20). Subscribers in Guangdong can choose to pay (i) an annual storage fee of RMB860 for a storage period of up to 20 years; (ii) an upfront payment of 20-year storage fees (RMB760 x 20); or (iii) a 20-year storage fees by two installments, with payment of RMB8,100 each at the time of renewal and before the eleventh year of the subscription period (RMB810 x 20).

For the year ended March 31, 2022, approximately 23.0% of new subscribers chose Option One, compared to 18.6% in the year ended March 31, 2021. Option Two represented approximately 48.9% of new subscribers who signed up during the year ended March 31, 2022, compared to 52.2% in the previous year. 28.1% of new subscribers chose Option Three for the year ended March 31, 2022, compared to 29.2% in the year ended March 31, 2021. Under Option One, our subscribers are contractually obligated to pay the processing fee at the time of subscription. Some subscribers, however, settle the processing fee after the completion of the processing services. Under Option Three, our subscribers pay the processing fee by installments. Because we recognize the processing fee as revenue upon completion of the processing services, there is an outstanding account receivable if the subscriber has not yet paid the processing fees upon such completion. The amounts due within one year are recorded in current accounts receivable for Option Three. As of March 31, 2022, current accounts receivable increased to RMB161.3 million (US$25.4 million), as compared to RMB130.3 million as of March 31, 2021 resulted from longer collection cycle, partially offset by the effect of increased allowance for credit losses. Turnover periods for current accounts receivable for the years ended March 31, 2020, 2021 and 2022 determined based on average current accounts receivable and revenues in the respective periods, were 30 days, 37 days and 43 days, respectively.

For subscribers choosing Option Three, the portion of the revenue which is not yet collectible within one year will be recorded in the non-current accounts receivables. Non-current accounts receivable increased mainly driven by the increase in new subscribers choosing Option Three. Non-current accounts receivable as of March 31, 2022 amounted to RMB254.8 million (US$40.2 million), as compared to RMB217.2 million as of March 31, 2021.

Duration of Subscription Services

Our business requires delivery of services to our subscribers on a long-term basis. Our subscription contracts typically are automatically renewed each year for an initial contract period of 18 years. Effective from April 1, 2021, we provide further storage service with a contact period for 10 or 20 years to subscribers who completed the first 18-year contract period. The contract may be shorter than the contract period if the cord blood unit is needed for transplants by the child or a family member or if the subscriber terminates the contract by notice prior to the end of the contract period. As illustrated below, our practice of entering into long-term contracts with subscribers imposes constraints and uncertainties on our operations:

●	Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the contract period. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Option Three). Although we have not experienced significant early termination requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the full contract period. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our financial condition and results of operations may be materially and adversely affected if a significant number of our subscribers terminate their contracts with us prior to the end of a typical contract period.” As of March 31, 2021 and 2022, there were 59,519 and 60,313 subscribers, respectively, from whom we have ceased to recognize storage fee revenue as we determined that it is not probable that we will collect substantially all of the expected consideration from those subscribers based on reassessment. The references to our number of subscribers as of a particular date in this annual report are inclusive of those subscribers and therefore do not represent the total number of paying subscribers.

●	For subscription contracts signed before January 1, 2008, we do not have the right to amend or terminate such subscription contracts as long as our subscribers continue to renew the contract over the contract period. Inflation in China may adversely impact our profit margins through increased costs of compensation and expenses. Although we believe that we could offset some of the effects of inflation through technological advances, economies of scale and operational efficiencies, our financial condition and results of operations may be materially and adversely affected by increased operating costs. Starting from January 1, 2008, under the new subscription contract, we reserved the right to review and adjust the annual storage fee in accordance with the local inflation index.

Sales and Marketing Activities Undertaken through Our Hospital Networks

We provide our services through collaboration with selected hospitals in our operation regions. All cord blood collection services are performed and a significant portion of our sales and marketing activities are undertaken through our network of collaborating hospitals, for which hospitals are reimbursed for the costs of materials and resources utilized in the cord blood collection process. Accordingly, our success is dependent upon our ability to utilize our hospital networks to undertake sales and marketing activities to increase penetration in our existing markets. As of March 31, 2022, we collaborate with 434 hospitals across Beijing, Guangdong and Zhejiang.

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

Application for Cord Blood Banking Licenses

One of our major strategies is to expand our geographical coverage by applying for licenses in other regions, which is closely related to our ability to capture growth opportunities in other markets in China. While we have no immediate plan to apply for additional licenses, if opportunities available in the future, we will not exclude the possibility to apply. An application for a cord blood banking license in a region starts with submission of a written notice to the relevant LHC concerning the applicant’s intention to construct and operate a cord blood bank. As the offering of cord blood banking services concerns public health, the LHC scrutinizes the application and exercises its discretion by taking into account relevant laws and regulations and other considerations such as public health to ensure that applicant is committed to the industry and is capable of providing quality services. Upon its satisfaction of a series of complex and stringent requirements, including those applicable to storage facilities, the applicant may submit its formal application for a license. Following the receipt of the formal application, the LHC will consider granting the license to the applicant upon its satisfactory inspection of its facilities.

The likelihood of our success in our applications should be evaluated in light of the following:

●	It generally takes several years to receive a cord blood banking license in China. Following the submission of a written notice to the LHC, the applicant usually would be required to incur significant initial investments, including costs associated with the construction of facilities, to demonstrate to the LHC that it is capable of meeting the stringent application requirements for a license prior to the receipt of such a license. For example, the cord blood bank in Beijing operated by Jiachenhong took six years to obtain its license, during which time it incurred substantial costs to construct facilities meeting the stringent application requirements prior to obtaining a license.

●	As the first operator of the a licensed cord blood bank in China with multiple cord blood banking licenses issued by the PRC government authorities to date, we believe that our operational knowledge, experience and expertise provide a strong platform to apply for additional licenses (if available). Currently, we have not submitted any written notice to any LHC concerning our intention to construct and operate additional cord blood banks in any region. We will not commence the construction of a cord blood bank prior to formal submission of a written notice to the LHC in any region. However, if we decide to submit such a written notice, we will be required to commence construction of cord blood bank facilities to demonstrate the capability of meeting stringent application requirements for a license prior to receiving the license. It is possible that applications in the future will be rejected after we have incurred a significant initial investment in the process. In such circumstances, our financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may incur significant initial investments to apply for cord blood banking licenses in other regions, and if we are unsuccessful, our operating results could be materially and adversely affected.”

●	There exist substantial uncertainties in the regulatory framework for the cord blood banking industry in China. We may be required to revise our business plan or corporate structure from time to time to respond to a changing regulatory environment, which could materially and adversely affect our financial condition and results of operations. For example, prior to March 2005, we had two cord blood banks under construction in the regions outside Beijing as part of the strategy to further expand business in regions where the PRC government was likely to issue additional cord blood banking licenses. The business judgment on the locations of these two cord blood banks was made based on the information available at the time. While we continued to monitor the government’s policy on regions where additional cord blood banking licenses were likely to be issued, we were unable to ascertain whether the locations of the two cord blood banks were regions where additional cord blood banking licenses in China were likely to be issued. As such, we abandoned construction of the two cord blood banks and incurred an impairment loss of RMB13.5 million for the year ended March 31, 2006. Currently, we have neither identified any specific locations nor expressed any written interest in constructing additional cord blood banks.

Acquisition of or Investment in Other Cord Blood Banking Operators

We seek to expand our geographical coverage by acquiring or investing in cord blood banking operators or potential applicants in other regions. Period-to-period comparisons of our operation results must therefore be evaluated in light of the impact of such acquisitions. In May 2007, CSC South, our subsidiary, acquired Nuoya for a total consideration, including direct expenses, of RMB30.9 million in cash. In November 2012, Nuoya became our indirect wholly owned subsidiary upon completion of transactions with Cordlife Singapore and Cordlife HK. Nuoya is our cord blood banking operator in Guangdong, one of the most populous regions in China. According to the China Statistical Yearbook 2021, the number of newborns in Guangdong was over 1.0 million in 2020. Since May 2007, our operation in Guangdong has grown significantly.

In May 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood banking operator in Shandong province for a cash consideration of approximately US$20.5 million. In February 2013, we further increased our equity interest in Qilu from 19.9% to 24.0% (our controlling shareholder owns a 76.0% equity interest in Qilu). Based on China Statistical Yearbook 2021, over 0.8 million babies were born within Shandong province during 2020. It represented a very sizable market.

During the year ended March 31, 2011, we obtained the operating right to operate the Zhejiang Cord Blood Bank through our indirect 90% own subsidiary, Lukou, for consideration of US$12.5 million. Therefore, we further expanded our addressable market size by accessing Zhejiang province as the exclusive cord blood banking operator. Based on China Statistical Yearbook 2021, over 0.5 million babies were born within Zhejiang province during 2020. It also represented a sizable market opportunity.

Cordlife was a publicly traded company on the Australian Securities Exchange, with cord blood banking services as its main business line. We acquired 11,730,000 shares of Cordlife for a cash consideration of AUD8.0 million in July 2007 and an additional 5,795,000 shares for a cash consideration of AUD2.4 million for the year ended March 31, 2009. In June 2010, we entered into an agreement to underwrite Cordlife’s rights issue for a total capital raise of AUD11.6 million. On July 4, 2010, we terminated the underwriting agreement and were released from such obligation but continued to participate in the rights issue and took up our share entitlements on a pro-rata basis. The rights issue was completed on July 26, 2010 and we subscribed for 6,841,666 shares of Cordlife at a total cost of AUD2.0 million, satisfied in cash. In June 2011, shareholders of Cordlife approved a capital reduction scheme by way of distribution in specie. The scheme involved a spin-off of Cordlife’s more mature cord blood banking business. The restructuring and distribution in specie were subsequently completed and effective on June 30, 2011. Right after the restructuring, we owned 24,366,666 shares in both LFC and Cordlife Singapore. Cordlife Singapore was subsequently listed on the Singapore Exchange on March 29, 2012. In December 2013, LFC’s issued share capital was consolidated on the basis that each parcel of three shares held by a shareholder was consolidated into one new share. After the share consolidation, we owned a total of 8,122,222 shares in LFC. In November 2014, we acquired 1,150,000 shares in Cordlife Singapore at a consideration of approximately RMB4.6 million. In February 2018, the Company disposed of all of its shares in LFC. As of March 31, 2022, we owned 25,516,666 shares in Cordlife Singapore, which represents approximately 10.0% equity interest. Currently, Cordlife Singapore is a provider of cord blood banking services in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam).

Our investments in Cordlife Singapore are accounted for as investment in equity securities and are stated at fair value in our consolidated balance sheets as of March 31, 2022. Prior to April 1, 2018, remeasurements of fair value are recognized as other comprehensive income or loss, as the case may be, or impairment losses in the consolidated statements of comprehensive income for the corresponding periods to the extent of impairment losses considered to be other-than-temporary. We did not consolidate or account for under the equity method our share of LFC’s or Cordlife Singapore’s operating results and net assets during such period. In February 2018, the Company disposed of all of its shares in LFC. The unrealized loss was recognized in earnings, which was transferred from other comprehensive income, during the year ended March 31, 2018.

Upon the adoption of ASU No. 2016-01 since April 1, 2018, changes in fair value of our investments in Cordlife Singapore was recognized through net income. Decreases in fair value of equity investments in Cordlife Singapore and other investment of RMB13.2 million and RMB20.4 million (US$3.2 million) for the years ended March 31, 2020 and 2022, respectively, and an increase in fair value of equity investments of RMB25.4 million for the year ended March 31, 2021, were recorded as other expenses and income through net income.

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

Jiachenhong’s HNTE certificate was originally dated October 25, 2017 and was approved by the relevant PRC tax authority in February 2018. Such status was valid retroactively as of January 1, 2017 and expired on December 31, 2019. As a result, Jiachenhong was subject to a reduced tax rate of 15% during such period. Jiachenhong’s HNTE certificate was renewed on December 2, 2020 with a validity period of three years. Thus Jiachenhong’s HNTE status is valid retroactively as of January 1, 2020 and will expire on December 31, 2022, and Jiachenhong is subject to a reduced tax rate of 15% during such period.

Nuoya’s HNTE certificate was originally dated December 2, 2019 and was approved by the relevant PRC tax authority in February 2020. Such status was valid retroactively as of January 1, 2019 and expired on December 31, 2021. As a result, Nuoya was subject to a reduced tax rate of 15% during such period. Nuoya is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2022 to December 31, 2024.

Lukou’s HNTE certificate was originally dated November 30, 2018 with a validity period of three years. Such status is valid retroactively as of January 1, 2018 and expired on December 31, 2020. As a result, Lukou was subject to a reduced tax rate of 15% during such period. Lukou’s HNTE certificate was renewed on December 16, 2021 with a validity period of three years. Thus Lukou’s HNTE status is valid retroactively as of January 1, 2021 and will expire on December 31, 2023, and Lukou is subject to a reduced tax rate of 15% during such period.

Total impact of preferential tax rates was RMB70.6 million, RMB68.0 million and RMB73.2 million (US$11.5 million) for the years ended March 31, 2020, 2021 and 2022, respectively. Impact of preferential tax rates for both basic and diluted per share was RMB0.58, RMB0.56 and RMB0.60 (US$0.09) for the years ended March 31, 2020, 2021 and 2022, respectively. See more information on our preferential tax treatment in “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in China—The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations” and Note 16 to our annual consolidated financial statements included elsewhere in this report.

The EIT Law and the relevant implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax under Notice on Certain Preferential Corporate Income Tax Policies, Caishui (2008) No. 1, issued jointly by the MOF and the SAT on February 22, 2008. During the year ended March 31, 2022, PRC withholding tax of RMB7.5 million (US$1.2 million) was levied on dividends distributed by our PRC subsidiary to the holding company outside the PRC. During the year ended March 31, 2022, we provided RMB8.0 million (US$1.3 million) for the income taxes based on our dividend policy. The remaining undistributed earnings as of March 31, 2022 of our PRC subsidiaries are intended to be reinvested indefinitely in the PRC.

Our Financial Condition and Results of Operations

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

The sources of our revenues consist of the following:

●	Processing fee. Gross processing fee is charged at the rate of RMB5,000 prior to April 1, 2011 and RMB5,800 effective from April 1, 2011. Since April 1, 2013 in Guangdong and Zhejiang and May 1, 2013 in Beijing, gross processing fee of RMB6,800 was charged. Commencing on April 1, 2019, processing fee is charged at the rate of RMB9,800. Gross processing fee includes a 5% business tax and since September 1, 2012 in Beijing, November 1, 2012 in Guangdong and December 1, 2012 in Zhejiang, all fees are inclusive of a 6% value-added tax instead of the 5% business tax. Processing fee represents the allocated consideration for the transportation, testing and processing of subscribers’ cord blood units. We recognize the processing fees as our revenue on a net of business tax or value-added tax basis. Some of our subscribers elect to pay the processing fee in full at the time of subscription. Some subscribers elect to pay a portion of the processing fee in installments.

●	Storage fee. Gross storage fee (inclusive of a 5% business tax or 6% value-added tax) represents the allocated consideration for the storage of cord blood units at our facilities pursuant to subscription contracts. Gross storage fee for subscription before April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB500 per year. A subscriber who subscribed after April 1, 2013 in Guangdong and Zhejiang, and May 1, 2013 in Beijing is charged at the rate of approximately RMB860 per year. Starting from January 1, 2014, a subscriber in Beijing who signed up prior to May 1, 2013 and elected payment option one or three is obligated to pay a revised gross storage fee of RMB535 per year. All gross storage fees include 5% business tax or a 6% value-added tax. We recognize the storage fees as our revenue on a net of business tax or value-added tax basis. Some subscribers elected to prepay the storage fees for the entire contract period upfront at the time of subscription. Should the subscriber subsequently terminate the contract prior to the expiration of contract period, the amount of storage fees prepaid less storage fees for the actual storage period were refunded to the subscriber. For subscription under option two, the prepaid storage fees were recognized as deferred income in the consolidated balance sheets, which would be recognized as revenues on a straight-line basis over the storage period.

●	Matching fee. Gross matching fee, is currently charged generally at the rate of RMB15,000 (inclusive of a 5% business tax or 6% value-added tax), represents consideration for the successful identification and retrieval of a matching cord blood unit suitable for transplant. We record the matching fee as our revenue on a net of business tax or value-added tax basis. We recognize the matching fee when the cord blood unit is delivered and the risk of loss is transferred to the recipient.

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

Cost of revenues also include an annual technical consulting fee of RMB3.5 million (US$0.6 million) (RMB3.0 million for September 2017 to September 2021 and RMB2.6 million prior to September 2017) payable by us to PEKU pursuant to a four-year contract commencing October 2021 for the hospital’s technology and procedural guidance to support our delivery of cord blood services. Nuoya also entered into a co-operation agreement with the GWCH. Pursuant to the agreement, GWCH provides us with technical consultancy services in return for an annual advisory fee of an aggregate amount of RMB3.6 million (US$0.6 million) (RMB3.2 million prior to April 2020). The agreement has a term of no less than 20 years commencing in November 2009. Lukou also entered into a co-operation agreement with the Zhejiang Provincial Blood Center in relation to the operation of cord blood bank in Zhejiang, under which Lukou was obligated to pay the Zhejiang Provincial Blood Center advisory fee for providing technical consultancy services.

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

COVID-19 Pandemic Outbreak

The COVID-19 pandemic outbreak continuously affects our salesforce and our marketing activities. Thus, we recorded a relatively low base of new subscribers’ number of 72,045 and 74,147 during the years ended March 31, 2021 and 2022, respectively, as compared to 84,241 during the year ended March 31, 2020. In addition, the pandemic is expected to have a negative impact on our financial performance in the year ending March 31, 2023, for further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and financial results may be materially and adversely affected by the current COVID-19 pandemic outbreak.”

Results of Operations

The following table summarizes our results of operations for the years indicated:

	For the year ended March 31,
	2022			2021		2020
	US$	RMB	%	RMB	%	RMB	%

	(in thousands except for percentage)
Revenues	196,119	1,243,255	100.0	1,159,639	100.0	1,221,460	100.0
Cost of revenues	(28,916)	(183,307)	(14.7)	(178,947)	(15.4)	(189,128)	(15.5)
Gross profit	167,203	1,059,948	85.3	980,692	84.6	1,032,332	84.5
Operating expenses
Research and development	(3,517)	(22,296)	(1.8)	(23,769)	(2.0)	(21,109)	(1.7)
Sales and marketing	(38,132)	(241,725)	(19.4)	(237,691)	(20.5)	(261,958)	(21.4)
General and administrative	(29,509)	(187,062)	(15.1)	(174,362)	(15.1)	(190,232)	(15.6)
Total operating expenses	(71,158)	(451,083)	(36.3)	(435,822)	(37.6)	(473,299)	(38.7)
Operating income	96,045	608,865	49.0	544,870	47.0	559,033	45.8
Other income, net
Interest income	5,144	32,609	2.6	30,899	2.7	25,359	2.1
Foreign currency exchange (losses)/gains	(101)	(642)	(0.1)	155	0.0	(303)	(0.0)
Change in fair value of equity securities	(3,217)	(20,391)	(1.6)	25,385	2.2	(13,172)	(1.1)
Dividend income	177	1,120	0.1	1,281	0.1	507	0.0
Others	990	6,274	0.5	8,161	0.7	7,388	0.6
Total other income, net	2,993	18,970	1.5	65,881	5.7	19,779	1.6
Income before income tax	99,038	627,835	50.5	610,751	52.7	578,812	47.4
Income tax expense	(18,669)	(118,352)	(9.5)	(94,546)	(8.2)	(101,084)	(8.3)
Net income	80,369	509,483	41.0	516,205	44.5	477,728	39.1

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Revenues

Revenues increased by 7.2% to RMB1,243.3 million (US$196.1 million) for the year ended March 31, 2022, from RMB1,159.6 million for the year ended March 31, 2021. The processing fee and other revenues increased by 5.8% to RMB705.4 million (US$111.3 million) for the year ended March 31, 2022, from RMB666.7 million during the year ended March 31, 2021, mainly driven by the increase in new subscribers. The storage fee revenues increased by 9.1% to RMB537.9 million (US$84.8 million) for the year ended March 31, 2022, from RMB492.9 million during the year ended March 31, 2021, mainly due to the expansion of total subscriber base. For the year ended March 31, 2022, 74,147 new subscribers were recruited, compared to 72,045 in the year ended March 31, 2021, representing a 2.9% increase despite challenges from the COVID-19 pandemic and the general downward trend of newborns in the Company’s operating regions. Taking into account the termination of 4,548 subscription services in accordance with the terms and conditions of the subscription contracts since the Company determined that the recoverability of those private cord blood units was remote, and the expiry of 661 subscription contracts, total units deposited by our subscribers increased to 970,375 as of March 31, 2022, compared to 901,437 as of March 31, 2021. There was no other material early termination recorded for the years ended March 31, 2021 and 2022.

For the year ended March 31, 2022, processing fee and other revenues and storage fee revenues accounted for 56.7% and 43.3% of the total revenues, respectively, compared to the revenue structure for the year ended March 31, 2021 in which processing fee and other revenues and storage fee revenues accounted for 57.5% and 42.5% of total revenues, respectively.

Cost of Revenues

Cost of revenues increased to RMB183.3 million (US$28.9 million) for the year ended March 31, 2022, from RMB178.9 million for the year ended March 31, 2021, which was mainly resulted from higher variable costs due to the increase in labor cost. Costs including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs. For the year ended March 31, 2022, variable costs and fixed costs accounted for 68.0% and 32.0% of total cost of revenues, respectively.

Gross Profit

For the year ended March 31, 2022, gross profit amounted to RMB1,059.9 million (US$167.2 million) for the year ended March 31, 2022, representing an 8.1% increase from RMB980.7 million for the year ended March 31, 2021. The increase was generally in line with the increase in total revenues. Gross margin for the year ended March 31, 2022 was 85.3%, compared to 84.6% in the year ended March 31, 2021.

Operating Expenses

Total operating expenses increased to RMB451.1 million (US$71.2 million) for the year ended March 31, 2022, compared to RMB435.8 million for the year ended March 31, 2021. It was largely attributable to the increase in general and administrative expenses.

●	Research and development expenses. For the year ended March 31, 2022, we incurred research and development expenses of RMB22.3 million (US$3.5 million), compared to RMB23.8 million in the year ended March 31, 2021. Research and development expenses maintained at 2.0% and 1.8% of revenues for the years ended March 31, 2021 and 2022, respectively.

●	Sales and marketing expenses. Sales and marketing expenses amounted to RMB241.7 million (US$38.1 million) for the year ended March 31, 2022, which increased by 1.7% as compared to RMB237.7 million in the year ended March 31, 2021. As a percentage of revenues, sales and marketing expenses decreased from 20.5% for the year ended March 31, 2021 to 19.4% in the year ended March 31, 2022.

●	General and administrative expenses. For the year ended March 31, 2022, general and administrative expenses increased to RMB187.1 million (US$29.5 million), compared to RMB174.4 million for the year ended March 31, 2021, as the increase in legal and professional fees outgrew the decrease in staff costs and allowance for credit losses.

Operating Income

As a result of the foregoing, operating income increased by 11.7% to RMB608.9 million (US$96.0 million) for the year ended March 31, 2022 from RMB544.9 million for the year ended March 31, 2021.

Other Income, Net

For the year ended March 31, 2022, the Company recorded net other income of RMB19.0 million (US$3.0 million), as compared to RMB65.9 million in the year ended March 31, 2021.

●	Interest Income. Interest income amounted RMB32.6 million (US$5.1 million) in the year ended March 31, 2022, compared with RMB30.9 million in the year ended March 31, 2021.

●	Change in Fair Value of Equity Securities. For the year ended March 31, 2022, the Company recognized an RMB20.4 million (US$3.2 million) decrease in fair value of equity securities as other expense, compared to RMB25.4 million increase in fair value of equity securities recognized as other income for the year ended March 31, 2021. Such changes were mainly attributable to the fluctuations in fair value of our investments in equity securities.

●	Dividend Income. For the years ended March 31, 2021 and 2022, we recorded dividend income received from Cordlife Singapore of RMB1.3 million and RMB1.1 million (US$0.2 million), respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2022 amounted to RMB627.8 million (US$99.0 million), which increased from RMB610.8 million for the year ended March 31, 2021.

Income Tax Expense

For the year ended March 31, 2022, we recorded an income tax expense of RMB118.4 million (US$18.7 million), compared to RMB94.5 million for the year ended March 31, 2021. During the years ended March 31, 2021 and 2022, PRC withholding tax of RMB2.0 million and RMB7.5 million (US$1.2 million), respectively, was levied on dividends distributed by our PRC subsidiaries to the holding company outside the PRC. During the year ended March 31, 2022, we provided RMB8.0 million (US$1.3 million) for the income taxes based on our dividend policy.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2022 amounted to RMB509.5 million (US$80.4 million), compared to RMB516.2 million for the year ended March 31, 2021.

Year Ended March 31, 2021 Compared to Year Ended March 31, 2020

Revenues

Revenues decreased by 5.1% to RMB1,159.6 million for the year ended March 31, 2021, from RMB1,221.5 million for the year ended March 31, 2020. The processing fee and other revenues decreased by 13.4% to RMB666.7 million during the year ended March 31, 2021 mainly due to the decline in new subscribers as a result of the impact from COVID-19 pandemic. The pandemic affected the Company’s hospital channels and business operations. In addition, newborn numbers in the Company’s operating markets decreased. The storage fee revenues increased by 9.1% to RMB492.9 million during the year ended March 31, 2021, mainly due to the expansion of total subscriber base. For the year ended March 31, 2021, 72,045 new subscribers were recruited, compared to 84,241 in the year ended March 31, 2020. Taking into account the termination of 3,702 subscription services in accordance with the terms and conditions of the subscription contracts since the Company determined that the recoverability of those private cord blood units was remote, total units deposited by our subscribers increased to 901,437 as of March 31, 2021, compared to 833,094 as of March 31, 2020. There was no other material early termination recorded for the years ended March 31, 2020 and 2021.

For the year ended March 31, 2021, processing fee and other revenues and storage fee revenues accounted for 57.5% and 42.5% of total revenues, respectively, compared to the revenue structure for the year ended March 31, 2020 in which processing fee and other revenues and storage fee revenues accounted for 63.0% and 37.0% of total revenues, respectively.

Cost of Revenues

Cost of revenues decreased to RMB178.9 million for the year ended March 31, 2021 from RMB189.1 million in the year ended March 31, 2020, which was mainly resulted from lower variable costs due to decrease in new subscribers and labor cost. Costs including depreciation and amortization expenses, rental expenses and consultation related expenses are fixed costs. Direct labor, direct materials, processing and other collection related expenses are variable costs. For the year ended March 31, 2021, variable costs and fixed costs accounted for 67.6% and 32.4% of total cost of revenues, respectively.

Gross Profit

For the year ended March 31, 2021, gross profit amounted to RMB980.7 million, down 5.0% from RMB1,032.3 million for the year ended March 31, 2020. The decrease was generally in line with the decrease in total revenues. Gross margin for the year ended March 31, 2021 was 84.6%, compared to 84.5% in the year ended March 31, 2020. The Company’s cost-saving efforts had kept margin stable.

Operating Expenses

Total operating expenses decreased to RMB435.8 million for the year ended March 31, 2021, compared to RMB473.3 million for the year ended March 31, 2020. It was largely attributable to the decreased marketing and promotional related expenses, and general and administrative expenses.

●	Research and development expenses. For the year ended March 31, 2021, we incurred research and development expenses of RMB23.8 million, compared to RMB21.1 million in the year ended March 31, 2020. Research and development expenses increased from 1.7% of revenues for the year ended March 31, 2020 to 2.0% of revenues for the year ended March 31, 2021, reflecting the Company’s continued efforts on technology advancement in relation to cord blood stem cells.

●	Sales and marketing expenses. Sales and marketing expenses amounted to RMB237.7 million for the year ended March 31, 2021, decreased by 9.3% as compared to RMB262.0 million in the year ended March 31, 2020 as the Company scaled-back its sales, marketing and promotional activities in light of weak demand. In particular, the reduction in sales force head count, as well as fewer promotional activities, kept sales and marketing expenses in check with the topline reduction. As a percentage of revenues, sales and marketing expenses decreased from 21.4% for the year ended March 31, 2020 to 20.5% for the year ended March 31, 2021.

●	General and administrative expenses. For the year ended March 31, 2021, general and administrative expenses decreased to RMB174.4 million, compared to RMB190.2 million for the year ended March 31, 2020, as the decreases in staff costs and legal and professional fees outgrew a higher provision for doubtful accounts.

Operating Income

As a result of the foregoing, operating income decrease slightly to RMB544.9 million for the year ended March 31, 2021 from RMB559.0 million for the year ended March 31, 2020, primarily due to measures taken to control operating costs.

Other Income, Net

For the year ended March 31, 2021, the Company recorded net other income of RMB65.9 million, as compared to RMB19.8 million in the year ended March 31, 2020.

●	Interest Income. Interest income amounted RMB30.9 million in the year ended March 31, 2021, compared with RMB25.4 million in the year ended March 31, 2020.

●	Change in Fair Value of Equity Securities. For the year ended March 31, 2021, the Company recognized RMB25.4 million increase in fair value of equity securities as other income, compared to RMB13.2 million decrease in fair value of equity securities as other expense for the year ended March 31, 2020. Such increases were mainly attributable to the increase in fair value of our investments in equity securities.

●	Dividend Income. For the years ended March 31, 2020 and 2021, we recorded dividend income received from Cordlife Singapore of RMB0.5 million and RMB1.3 million, respectively.

Income before Income Tax

As a result of the foregoing, income before income tax for the year ended March 31, 2021 amounted to RMB610.8 million, increased from RMB578.8 million for the year ended March 31, 2020.

Income Tax Expense

For the year ended March 31, 2021, we recorded an income tax expense of RMB94.5 million, compared to RMB101.1 million for the year ended March 31, 2020. During the years ended March 31, 2020 and 2021, PRC withholding tax of RMB4.5 million and RMB2.0 million, respectively, was levied on dividends distributed by our PRC subsidiaries to the holding company outside the PRC.

Net Income

Due to the reasons discussed above, our net income for the year ended March 31, 2021 amounted to RMB516.2 million, compared to RMB477.7 million for the year ended March 31, 2020.

B.	Liquidity and Capital Resources

As of March 31, 2022, we had cash and cash equivalents of RMB6,661.0 million (US$1,050.7 million). We use a variety of sources, both external and internal, to finance our operations. We may use equity and debt financing to fund capital expenditures and strategic investments. Our short and long-term funding sources may vary from period to period, but they have generally included a mix of equity financing and debt financing from institutional investors and banks. As of March 31, 2021 and 2022, we did not maintain any credit facilities. We believe that our cash and cash equivalents, together with cash flows from operating activities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Our short-term liquidity requirements include funding of our need for working capital. We have relied principally on cash flow from operations, equity financing and debt financing for our short-term liquidity requirements. We generate our cash flow from operations primarily from collection of processing fees at the time of subscription and storage fees as long as our subscribers continue to renew their subscription contract over the contract period. Therefore, we enjoy a steady stream of long-term cash inflow. We expect such long-term cash inflow to continue to increase as our subscriber base continues to grow. Although we have not experienced early termination by a significant number of our subscribers in the past, there is no guarantee that all of our subscribers will fulfill their contractual obligations by continuing to pay storage fees on an annual basis for the contract period. If we are unable to continue to increase our new subscriber sign-ups to compensate for the loss of payment of storage fees arising from early termination by our existing subscribers, our operating cash inflows may be adversely affected.

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

Given that consumer discretionary spending or consumer behavior may change in light of the current Chinese or global economies as well as the global pandemic, it may be challenging for us to sustain a growth momentum going forward. Our operations have not experienced significant deterioration in terms of number of new cord blood intake during the year ended March 31, 2022 in light of the current economic and capital market condition and the global pandemic situation. However, in order to mitigate the potential impact or consequences, we will continue to explore new alternatives or more attractive payment schemes in order to strengthen our financial position in the event of any unforeseeable economic turmoil.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in China—PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us” for more information.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the year ended March 31,
	2022		2021	2020
	US$	RMB	RMB	RMB

	(in thousands)
Net cash provided by operating activities	96,794	613,608	630,710	624,004
Net cash used in investing activities	(3,098)	(19,635)	(20,107)	(146,061)
Net cash used in financing activities	(1,219)	(7,729)	(6,074)	(4,039)
Effect of foreign currency exchange rate change on cash and cash equivalents	(167)	(1,058)	(2,104)	1,608

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 2.7% to RMB613.6 million (US$96.8 million) during the year ended March 31, 2022, compared to RMB630.7 million during the year ended March 31, 2021. The decrease was mainly attributable to a decrease in the number of new subscribers who chose payment option two, as well as a decrease in advance payments made by customers prior to the completion of cord blood processing services.

Net cash provided by operating activities increased slightly by 1.1% to RMB630.7 million during the year ended March 31, 2021, compared to RMB624.0 million during the year ended March 31, 2020. The slight increase was mainly attributable to (i) the increase in advance payments made by customers prior to the completion of cord blood processing services; and (ii) the change in inventories and prepaid expenses, partially offset by the increase in accounts receivable.

Net Cash Used in Investing Activities

Net cash used in investment activities during the year ended March 31, 2022 decreased slightly to RMB19.6 million (US$3.1 million) from RMB20.1 million for the year ended March 31, 2021, primarily due to a decrease in the purchases of property, plant and equipment.

Net cash used in investment activities during the year ended March 31, 2021 decreased to RMB20.1 million from RMB146.1 million for the year ended March 31, 2020, as there was a net payment of investment deposit during the year ended March 31, 2020. The net cash used in investment activities during the year ended March 31, 2021 was primarily for the purchases of property, plant and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities was RMB7.7 million (US$1.2 million) for the year ended March 31, 2022. The cash was used in paying dividend by Lukou to its non-controlling shareholders.

Net cash used in financing activities was RMB6.1 million for the year ended March 31, 2021. The cash was used in paying dividend by Lukou to its non-controlling shareholders.

Net cash used in financing activities was RMB4.0 million for the year ended March 31, 2020. The cash was used in paying dividend by Lukou to its non-controlling shareholders.

Capital Expenditures

For the years ended March 31, 2020, 2021 and 2022, we incurred capital expenditures of RMB24.2 million, RMB20.9 million, RMB19.8 million (US$3.1 million), respectively. Our capital expenditures consisted primarily of expenditures relating to purchase of equipment for our cord blood banks in Beijing, Guangdong and Zhejiang, regions in which we are operating the licensed cord blood banks.

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

Contractual Obligations and Commercial Commitments

●	Commercial commitments. The commercial commitments primarily relate to the fees payable to PEKU and GWCH pursuant to co-operation agreements for their consultancy services in relation to the operation of cord blood banks at a fixed annual amount of RMB3.5 million (US$0.6 million) for a term of four years and a fixed annual amount of RMB3.6 million (US$0.6 million) for a term of twenty years, respectively. See Note 22 to our consolidated financial statements included elsewhere in this report for more information.

●	Debt obligations. The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage payment includes insurance premiums collected on behalf of the insurance company. The amount attributable to the insurance premiums is included in current and non-current (collected and payable over one year) other payables and is not recognized as revenue. The Group has no performance obligation to the customer with respect to the insurance policy.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

We believe the following accounting policies involve critical judgments of our management:

Revenue Recognition

We generate substantially all of our revenues in form of processing fees and storage fees from our subscribers. The processing fee consists of payment for the services of transporting, testing and processing cord blood units collected from the newborns of our subscribers at collaborating hospitals upon childbirth. The storage fees represent consideration for preservation of cord blood units at our facilities, typically for an initial period of 18 years absent early termination by our subscribers for any reason. Pursuant to the subscription contract, the processing fee is non-refundable unless the cord blood is non-viable for storage, and no penalty is charged to customers for early termination of the cord blood storage service. We offer discount to customers from time to time.

The Group recognizes revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The subscription contract includes two promised services which are (i) the processing service of cord blood unit; and (ii) the storage service of cord blood unit. As the promise to provide the processing service to subscriber is distinct from the promise to provide the storage service in the contract, two performance obligations are identified in the subscription contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the performance obligation. The Group considers all reasonably available information to allocate the overall arrangement fee to processing and storage services based on their relative selling prices. The Group recognizes processing fee revenues when the performance obligation is satisfied at a point in time, which is upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period as the performance obligation is satisfied over time. The Group believes the methodology of recognizing storage fee revenues over time meaningfully depicts the timing of storage services delivered to customers as it exerts the necessary efforts to deliver such services equally over time.

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

Allowance for Credit Losses

The Group utilized a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable and other receivables, as of period ends. After the adoption, losses on accounts receivable are recognized upon origination of the accounts receivable, based on expected credit losses for the life of the accounts receivable.

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

Recently Adopted Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 1 “Principal activities and basis of presentation—(v) Recently adopted accounting standards” to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Ting Zheng (1)(4)	49	Chief Executive Officer, Chairperson and Chief Executive Officer — Beijing Division
Albert Chen (4)	46	Chief Financial Officer and Director
Ping Xu	43	Non-executive Director
Mark D. Chen (1)(4)	54	Independent Non-executive Director
Dr. Ken Lu (1)(2)(3)(4)	58	Independent Non-executive Director
Jennifer J. Weng (2)(3)(4)	54	Independent Non-executive Director
Jack Chow (1)(2)(3)(4)	61	Independent Non-executive Director
Jacky Cheng (2)(4)	48	Independent Non-executive Director
Rui Arashiyama	63	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	66	Chief Technology Officer
(1)	Members of Nominating and Corporate Governance Committee
(2)	Members of Compensation Committee
(3)	Members of Audit Committee
(4)	Members of Litigation Steering Committee

Ting Zheng, serves as our chief executive officer since 2009 and chairperson of the Board since 2018 and is the chairperson of the Nominating and Corporate Governance Committee and chairperson of the Litigation Steering Committee. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of GCBC. Aside from overseeing the overall operation of GCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of GCBC. She has more than sixteen years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng has served as an executive director of Golden Meditech and has been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Between August 2012 and May 2019, Ms. Zheng served as a non-executive director of Golden Meditech. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. With effect from April 1, 2017, Ms. Zheng also serves as the interim chief executive officer of our Beijing division.

Albert Chen, serves as our chief financial officer and a director since 2009. He is in charge of GCBC’s finance-related matters, including accounting and budget planning. He is also involved in GCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He had served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Ping Xu, serves as our non-executive director since 2018. He also serves as a Senior Vice President in Sanpower Group Co., Ltd. (“Sanpower”) from December 2014. In Sanpower, Mr. Xu is in-charge of cross-border merger and acquisition and on-shore and off-shore project financing activities. Mr. Xu is also the authorized representative of the executive partner of Nanjing Ying Peng. From 2011 to December 2014, Mr. Xu was a director of the investment banking division of Zhong De Securities (“Zhong De”) handling IPO sponsorship, share and debt issuance. Before joining Zhong De, Mr. Xu served in Jiangsu Guoxin Group. Mr. Xu holds a master’s degree of Financial Information and Capital Market from Fudan University and he graduated from Nanjing University with a bachelor’s degree of International Accounting. Mr. Xu is not an independent director since he is a representative from Blue Ocean.

Mark D. Chen, serves as one of our independent non-executive directors since 2009. Prior to the Business Combination on June 30, 2009, Mr. Chen was Pantheon’s chairman of the board, chief executive officer and president since its inception in 2006. He is among the earliest investors and sponsors of special purchase acquisition companies (“SPACs”), and have been actively engaged in advisory of SPAC investment, formation and transaction since 2003. He has extensive experience in private equity investments in a wide range of industries globally including life science and healthcare, TMT, semiconductor and real estate through numerous investment vehicles and funds. In 1998, Mr. Chen co-founded Easton Capital Investment Group, a firm focusing on U.S. based life science venture investments. He is currently an independent non-executive director of Megain Holding (Cayman) Co., Ltd (06939.HK). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Dr. Ken Lu, has served as one of our independent non-executive directors since the Business Combination on June 30, 2009, and also chairman of Compensation Committee. Dr. Ken Lu is a managing partner of Fort Hill Capital Limited (“Fort Hill”), an asset management company focusing on the global equity markets. Prior to Fort Hill, Dr. Lu was a managing director of Seres Asset Management Limited (“Seres”), an Asia-focused investment manager. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment specialist, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or “CSFB”). He served as the Head of China Research at CSFB from October 2001 to May 2004. Dr. Lu also serves on the board of directors and audit committee of China Biologic Products Inc. Dr. Lu holds a Bachelor of Science degree from Beijing University, a Master of Science from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee since 2009. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary beginning from its inception. She has been serving as senior partner and adviser to a number of private equity investment funds in United States and China since 2009. Previously, she held research and financial management positions with companies including Mizuho and Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania.

Jack Chow, serves as one of our independent non-executive directors since November 2019. Mr. Chow also serves as a partner of the VMS Group and is responsible for the strategic direction and development of VMS Private Equity. Prior to joining VMS Group, Mr. Chow was an audit partner at KPMG with extensive experience in raising funds for clients in Hong Kong and overseas stock exchanges, and advising clients on group restructuring and M&A arrangements. Mr. Chow was a member of the Listing Committee of the Hong Kong Stock Exchange. He was also the Chairman of Mainland Development Strategies Advisory Panel of the Hong Kong Institute of Certified Public Accountants and Council Member of Hong Kong Institute of Chartered Secretaries.

Jacky Cheng, serves as one of our independent non-executive directors since February 2020. He also serves as a partner at the law firm of C&T Legal LLP. Mr. Cheng has over 18 years’ experience in legal and compliance for financial institutions, and has been providing year-round legal consultancy for various financial institutions and law firms. Prior to his current positions, Mr. Cheng acted as the consultant to the legal and compliance function for various legal firms and financial institutions such as KCL & Partners Solicitors, Cheung & Liu Solicitors, China Minsheng Financial Holding Corporation Ltd., now known as China Vered Financial Holding Corporation Limited and China Minsheng Banking Corp., Ltd. (Hong Kong Branch). He was the head of the legal and compliance department of China Minsheng Banking Corp., Ltd. (Hong Kong Branch) between 2014 and 2016. He also worked for Dah Sing Bank, China Construction Bank, Wing Lung Bank, and Baker & McKenzie. Mr. Cheng was admitted as a solicitor in Hong Kong in 2003 and obtained the International Diploma in Compliance awarded in association with the University of Manchester Business School in 2009. He also obtained a Bachelor of Laws (LLB) in Chinese Law from Tsinghua University in 2005, a Postgraduate Certificate in Laws (PCLL) from The University of Hong Kong (“HKU”) in 2001, and a Graduate Diploma in English and Hong Kong Law (CPE) from HKU and Manchester Metropolitan University.

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions since 2009. She oversees the daily operations and management of Nuoya and Lukou and is responsible for the formulation and implementation of marketing strategy for the two markets. She joined Nuoya in March 2009 and has over 16 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (previously known as Beijing Second Foreign Languages Institute) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer since 2004. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stem cells to ensure the laboratories environment strictly complies with national standards. Prior to joining us in November 2004, Ms. Xu had over 25 years of solid experience in cryobiology research and had lectured in cryobiology at Beijing Medical University.

B.	Compensation

Compensation Discussion and Analysis

The following discusses the compensation we provided to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

●	Ms. Ting Zheng, who is our chairperson, and the chief executive officer of the Company and our Beijing division;
●	Mr. Albert Chen, who is our chief financial officer and director;
●	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions; and
●	Ms. Xin Xu, who is our chief technology officer.

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

For the fiscal years ended March 31, 2020, 2021 and 2022, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

●	Base salary. We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our Board of Directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our Board of Directors and Compensation Committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our Board of Directors and Compensation Committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

●	Annual bonus. Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans and providing executive officers performance incentives for attaining specific goals.

●	Severance benefits. Prior to June 30, 2009, there were no written employment contracts between us and the named executive officers. On June 30, 2009, GCBC entered into service contracts with named executive officers and these officers are entitled to severance payments under certain circumstances. See “—Post-Acquisition Employment Agreements” below.

●	Share-based compensation. In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which was subsequently amended in August 2014. In December 2014, 7,300,000 RSUs were granted to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. During the year ended March 31, 2018, all the 7,300,000 RSUs were fully vested and no RSUs were issued thereafter. See “—Incentive Plan” below.

In the year ended March 31, 2022, we paid an aggregate of approximately RMB13.3 million (US$2.1 million) in cash to our directors and executive officers. We operate a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Besides, our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance as well as other statutory benefits and a housing provident fund. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Post-Acquisition Employment Agreements

On June 30, 2009, GCBC entered into service contracts with the named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of GCBC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may have anti-takeover provisions in our organizational documents that discourage a change of control.” Except for these service contracts, GCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws.

The four senior executive officers who are currently parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of each executive and his or her compensation package.

The material terms under each service contract are as follows:

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

Incentive Plan

In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. In December 2014, a total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested and no additional RSU was granted thereafter. No RSUs were issued and outstanding as of March 31, 2020, 2021 and 2022.

C.	Board Practices

Terms of Directors

Under our amended and restated memorandum and articles of association, directors are divided into three classes. Each class consists of as nearly equal numbers of directors as possible and designated Class A, Class B, and Class C. The term of office of Class A expires at the first annual meeting of shareholders following the effectiveness of the amended and restated memorandum and articles of association, and each third annual meeting of shareholders thereafter; the term of office of Class B expires at the second annual meeting of shareholders following the effectiveness of the amended and restated memorandum and articles of association, and each third annual meeting of shareholders thereafter; and the term of office of Class C expires at the third annual meeting of shareholders following the effectiveness of the amended and restated memorandum and articles of association, and each third annual meeting of shareholders thereafter. Currently, Mr. Mark D. Chen and Mr. Albert Chen are Class A directors, Ms. Ting Zheng, Dr. Ken Lu and Mr. Jack Chow are Class B directors, and Mr. Ping Xu, Ms. Jennifer J. Weng and Mr. Jacky Cheng are Class C directors.

Except as described under the heading “—B. Compensation,” none of our directors has a services contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

As of the date of this report, our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Litigation Steering Committee.

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

Our Board of Directors has adopted an audit committee charter, providing for the following responsibilities of the Audit Committee:

●	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	discussing the annual audited financial statements with the management and the independent auditors;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	reviewing and approving any related party transactions;
●	meeting separately, periodically, with the management, the internal auditors and the independent auditors;
●	reporting regularly to the Board of Directors; and
●	such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Compensation Committee. The Compensation Committee consists of Mr. Jacky Cheng, Mr. Jack Chow, Dr. Ken Lu and Ms. Jennifer J. Weng. Dr. Ken Lu is the chairman of our Compensation Committee. Mr. Cheng, Mr. Chow, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director.

Our Board of Directors has adopted a compensation committee charter, providing for the following responsibilities of the Compensation Committee:

●	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
●	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
●	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;
●	annually reviewing and reassessing the adequacy of our compensation committee charter;
●	administering our share option plans and restricted share unit scheme in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

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

Our Board of Directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the Nominating and Corporate Governance Committee:

●	overseeing the process by which individuals may be nominated to our Board of Directors;
●	identifying potential directors and making recommendations as to the size, functions and composition of our Board of Directors;
●	considering nominees proposed by our shareholders;
●	annually reviewing and reassessing the adequacy of the nominating and corporate governance committee charter;
●	establishing and periodically assessing the criteria for the selection of potential directors;
●	making recommendations to the Board of Directors on new candidates for board membership; and
●	such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by our Board of Directors from time to time.

In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and are most effective, in conjunction with the other nominees to the board. In evaluating nominees, the Nominating and Corporate Governance Committee is required to take into consideration the following attributes: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

Litigation Steering Committee.  For details as to our Litigation Steering Committee, see “—Litigation Steering Committee.”

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests.

Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging or charging its undertaking, property and uncalled capital, and issuing debentures or other securities whether outright or as security for any debt obligations of our company or of any third party; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Litigation Steering Committee

On May 16, 2022, a Litigation Steering Committee, consisting of Ms. Ting Zheng (Ms. Ting Zheng is the chairman of our Litigation Steering Committee), Mr. Albert Chen, Mr. Mark Chen, Dr. Ken Lu, Ms. Jennifer Wang, Mr. Jack Chow and Mr. Jacky Cheng, was formed to oppose the notice of Petition filed by Blue Ocean and bring such other actions to satisfactorily resolve the matter. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Qualification

There is no shareholding qualification for directors.

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

Anti-Corruption Program

We have adopted and revised our internal policy concerning anti-corruption and we strictly comply with all applicable anti-corruption laws. This includes, but is not limited to, the People’s Republic of China Criminal Law and the People’s Republic of China Anti-Unfair Competition Law, the Foreign Corrupt Practices Act of the United States, the United Kingdom Bribery Act, and anti-bribery legislation enacted by each signing country in accordance with the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

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

As of March 31, 2020, 2021 and 2022, we had 1,260, 1,215 and 1,202 full-time employees, respectively.

The following table sets forth the number of employees based in Beijing, Guangdong and Zhejiang respectively and categorized by function as of March 31, 2022:

	Beijing	Guangdong	Zhejiang
Sales and marketing and after-sales support and services	172	402	192
Laboratory function	56	112	42
Management and administration	87	89	50
Total	315	603	284

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

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G or Forms 3, 4 and 5 filed with the SEC and subsequent issuances by the Company.

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

	Number of
	Shares	Percentage
	Beneficially	of
Name	Owned	Ownership (1)
Directors and executive officers:
Albert Chen	453,605	*
Mark D. Chen (2)	221,825	*
Jennifer J. Weng (2)	221,825	*
All directors and executive officers as a group	675,430	*
Principal shareholders:
Mr. Yafei Yuan (3)	81,528,662	60.9%
PAGAC III Holding VII Limited	9,500,000	7.1%

* Beneficially owns less than 1% of our ordinary shares.

(1)	Percentages based on 133,914,711 shares outstanding as of July 31, 2022, excluding shares owned by us.

(2)	Includes 221,825 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark D. Chen. Ms. Jennifer Weng and Mr. Chen are married.

(3)

Includes (i) 77,902,096 ordinary shares held by Blue Ocean; (ii) 1,626,566 ordinary shares held on record by GM Stem Cells which GM Stem Cells has agreed to immediately transfer to Blue Ocean or its designee on demand; and (iii) 2,000,000 ordinary shares held by Dendreon Pharmaceuticals LLC, which is wholly owned by Nanjing Xinjiekou Department Store., Ltd., an entity controlled by Sanpower Group Co., Ltd., a company indirectly controlled by Mr. Yafei Yuan. Nanjing Ying Peng beneficially owns 100% of the outstanding shares of Blue Ocean, and Nanjing Ying Peng Asset Management Co., Ltd. (“Nanjing Ying Peng GP”) is the general partner and executive partner of Nanjing Ying Peng. As a result, each of Nanjing Ying Peng and Nanjing Ying Peng GP are deemed to be beneficial owners of the 79,528,662 ordinary shares beneficially owned by Blue Ocean. In addition, Mr. Yafei Yuan has the right to indirectly appoint three members out of five members of the investment committee of Nanjing Ying Peng, and as a result of the voting and dispositive control over the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng being determined by such investment committee, Mr. Yafei Yuan may also be deemed to beneficially own the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng. Information above is mainly derived from a Schedule 13D filed by Mr. Yafei Yuan, among others, on February 8, 2018, as most recently amended on June 22, 2022. On May 23, 2022, GM Stem Cells filed a schedule 13D, pursuant to which GM Stem Cells notified Blue Ocean that an event of default had occurred under a share charge agreement (the “Share Charge Agreement”) between Nanjing Ying Peng and Golden Meditech, and that GM Stem Cells was exercising its rights to be registered as the registered holder of 78,874,106 ordinary shares pledged under the Share Charge Agreement. On May 20, 2022, Blue Ocean and Blue Ocean Creation Investment Hong Kong Limited filed the BVI Claim against GMSC in the BVI Court. Among other things, the validity of the Share Charge Agreement and the ownership of the shares are disputed and subject to challenge in legal proceedings.

As of July 31, 2022, 26.4% of our outstanding ordinary shares were held by 3 record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

General Principles on Related Party Transactions

Our Audit Committee has adopted an internal policy regarding the identification, review, consideration and oversight of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director or similar capacity by a related person are not covered.

Under our policy, where a transaction has been identified as a related party transaction, the management must present information regarding the proposed related party transaction to the Audit Committee of our Board of Directors for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, the Audit Committee of our Board of Directors takes into account the relevant available facts and circumstances including, but not limited to, the risks, costs and benefits to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity with which a director is affiliated; the terms of the transaction; the availability of other sources for comparable services or products; and the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval.

The following summarizes the major transactions for the past three fiscal years which are treated as related party transactions for good corporate governance out of an abundance of caution. These transactions have been carried out on an arms’ length basis and approved and/or ratified by our Audit Committee and Board of Directors.

Commercial Arrangement

For the years ended March 31, 2020, 2021 and 2022, we purchased raw materials of RMB12.8 million, RMB12.0 million and RMB23.6 million (US$3.7 million), respectively, from China Bright Group Co. Limited, a subsidiary of Golden Meditech. For the years ended March 31, 2020, 2021 and 2022, we purchased raw materials and machinery of RMB30.0 million, RMB28.9 million and RMB1.7 million (US$0.3 million), respectively, from Beijing Jingjing Jiahong Medical Equipment Co., Ltd., a subsidiary of Golden Meditech.

Consultancy services

During the year ended March 31, 2022, we paid consultancy services of RMB7.7 million (US$1.2 million) to Golden Meditech for its provision of consulting and advisory services focusing on relevant business, investment and financing opportunities within the Asia-pacific region. No such services were provided during the years ended March 31, 2020 or 2021.

General and administrative expenses

During the years ended March 31, 2020, 2021 and 2022, we paid RMB4.0 million, RMB16.7 million and RMB7.5 million (US$1.2 million), respectively, as part of our general and administrative expenses, to Golden Meditech in exchange for utilizing its office premises, IT infrastructure and other administrative support functions.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for the consolidated statements.

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business. Other than as described below, we are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us.

On May 6, 2022, the Company received the Petition filed by Blue Ocean in the Cayman Court. Among other things, the Petition seeks orders that: (i) the Company refrain from proceeding with the Cellenkos Acquisition; (ii) the Company amend and restate its Memorandum and Articles of Association; and (iii) the Company convene an extraordinary general meeting to propose the removal of its current Board of Directors and the appointment of alternative directors proposed by Blue Ocean. In the alternative, the Petition seeks an order for, among other things, the winding up of the Company. On May 16, 2022, the Litigation Steering Committee was formed to oppose the Petition and to bring such other actions to satisfactorily resolve the matter.

On June 8, 2022, Blue Ocean issued the Writ in the Cayman Court against the Company, our current directors, and other parties in relation to the Cellenkos Acquisition. Among other things, Blue Ocean seeks: (i) a declaration that the Cellenkos Acquisition is void; (ii) equitable compensation against various defendants; (iii) rectification of the Company’s register of members; and (iv) declarations that certain defendants hold shares/ funds received as trustee of the Company on constructive trust.

On May 20, 2022, Blue Ocean and Blue Ocean Creation Investment Hong Kong Limited filed the BVI Claim against GM Stem Cells in the BVI Court.

For further details, see “Item 3. Key Information—D. Risk Factors—Risks to Our Shareholders— Our largest shareholder filed a winding up petition with the Grand Court of the Cayman Islands, which, among other things, seeks to prevent our acquisition of Cellenkos, remove our current Board of Directors and effect related governance changes, a Writ of Summons which, among other things, seeks to unwind the Cellenkos Acquisition, and a claim against GM Stem Cells in the British Virgin Islands which, among other things, seeks a declaration that a share charge over its shares in the Company is invalid.”

Although we expect that the ultimate resolution of these matters is unlikely to result in any material adverse changes to our business, financial condition, results of operations or cash flows, there can be no assurance that any settlement can be reached on reasonable terms, or at all. Failure to settle these proceedings or the occurrence of any other unfavorable outcomes in these proceedings, including but not limited to the winding up of the Company and the appointment of joint official liquidators, which would vest control of the Company in the liquidators, could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers.

Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources. It could also result in our reputation being harmed and our stock price could decline as a result of allegations made in the course of the proceedings, regardless of the truthfulness of the allegations.

Dividend policy

On June 26, 2018, the Board of Directors declared a dividend of US$0.08 per ordinary share of the Company, to be paid in cash or in scrip dividend at the election of the shareholder. The dividend was paid on August 20, 2018 to shareholders of record as of July 30, 2018.  Cash dividends on our ordinary shares were paid in U.S. dollars, and the total amount of cash distributed for the dividend was US$2.7 million.  Holders of 87,523,354 ordinary shares elected to receive the dividend in the form of ordinary shares of the Company. As a result of these elections, the Company issued a total of 726,333 ordinary shares. We have not declared or paid any dividend subsequently.

Any future payment of dividends will be subject to our Board of Directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares have been listed on the NYSE under the symbol “CO” since November 19, 2009.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares have been listed on the NYSE under the symbol “CO” since November 19, 2009.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office. Under the Company’s amended and restated memorandum and articles of association, the Registered Office of the Company is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, or at such other place as the directors or shareholders may by resolution from time to time decide.

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

Directors.  We are managed by our Board of Directors. Our amended and restated memorandum and articles of association provide that there shall be no maximum number of directors unless otherwise determined from time to time by a resolution of the directors, and unless determined by the Company in a general meeting, must consist of not less than three directors. Any director on our board may be removed by way of a special resolution of shareholders. Any vacancies on our Board of Directors or additions to the existing Board of Directors can be filled by way of a special resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors. The directors have the power to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Any director appointed by the Board of Directors to fill a casual vacancy shall serve for the remainder of the term of the Director whose death, resignation or removal creates such vacancy. At each annual general meeting, one-third of our directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one-third) will retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. The directors to retire in every year will be those who have been longest in office since their last reelection or appointment but as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for Audit Committee approval under the applicable rules of the exchange on which we are listed at the time or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract or arrangement which he or she is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  As of March 31, 2022, our authorized share capital was US$25,100, consisting of 250,000,000 ordinary shares, par value US$0.0001 per share, and 1,000,000 preferred shares, par value US$0.0001 per share, and the issued share capital consists of 121,551,075 ordinary shares fully paid or credited as fully paid.

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share of which such shareholder is the holder.

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

The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act. Any future payment of dividends will be subject to our Board of Directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately

Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

There are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. Our ordinary shares are not subject to sinking fund provisions.

Transfer of Shares.  Subject to the restrictions of our amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless

●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our Board of Directors may from time to time require is paid to us in respect thereof;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; and
●	if applicable, the instrument of transfer is properly stamped, if required.

If our Board of Directors refuses to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Alteration of Memorandum and Articles of Association or Share Rights.  Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of the shareholders.

Subject to the Companies Act, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but the quorum for the purposes of any such separate general meeting or its adjourned meeting shall be two or more persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

We may from time to time by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled;

●	sub-divide our shares, or any of them, into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject, nevertheless to the Companies Act, and the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve or other undistributable reserve in any manner authorized by law.

Meetings.  Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our Board of Directors, a majority of our Board of Directors or any shareholders together holding not less than 75% of our issued share capital, and may not be called by any other person. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (i) declarations of dividends; (ii) the adoption of our financial statements and reports of directors and auditors thereon; (iii) the granting of any mandate or authority to directors to offer, allot, grant options or otherwise dispose of unissued shares in the capital of our company representing not more than 20% of the nominal value of our existing issued share capital; (iv) the granting of any mandate or authority to directors to repurchase our securities; (v) the election of directors; (vi) the appointment of auditors and other officers; and (vii) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.

Notwithstanding that a meeting is called by shorter notice than as mentioned above, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (ii) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued ordinary shares giving that right.

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

Issuance of Additional Ordinary Shares or Preference Shares. Our amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued ordinary shares, subject to applicable regulatory requirements. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of the United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of ordinary shares or on an instrument of transfer in respect of ordinary shares.

PRC Taxation

Under the EIT Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered as a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. In 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, which further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

There have been no official implementation rules regarding the determination of the “de facto management bodies” for foreign enterprises not controlled by PRC enterprises (including companies like us). Therefore, uncertainties remain with respect to the interpretation of the term “de facto management body.” We believe that we are not a PRC resident enterprise for PRC tax purposes but our tax resident status is subject to determination by the PRC tax authorities.

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in China—Under the PRC EIT Law, we and/or our non-PRC subsidiaries may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, our non-PRC resident enterprise investors and/or our non-PRC subsidiaries.”

United States Federal Income Taxation

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Code, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income dated April 30, 1984 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares. In particular, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), shareholders that own or are treated as owning 10% or more of our stock by vote or value, persons holding ordinary shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares and that is fully eligible for benefits under the Treaty.

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

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the ordinary shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Our Tax Residence after the Proposed Transaction and the Redomestication and the Share Exchange

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, GCBC, which is organized under the laws of the Cayman Islands, would be treated as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. organized entity might, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and guidance regarding their application is unclear and incomplete. There are also proposals from time to time to further expand and modify these rules.

Under Section 7874 of the Code, an entity that is treated as a corporation for U.S. federal income tax purposes and organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation (and tax residence) relative to the expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”), and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the “Ownership Test”).

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for us and our shareholders. For example, we would be subject to U.S. federal income tax on our worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes. Moreover, the gross amount of any dividend payments to our non-U.S. Holders could be subject to 30% U.S. withholding tax (depending on the application of any income tax treaty that might apply to reduce the withholding tax). Shareholders should consult with, and rely solely upon, their own tax advisors regarding the application of the rules described above and any resultant tax consequences.

Additionally, we and our shareholders may be exposed to other adverse tax consequences (including excise taxes for some of our management) if it is determined that conditions described in (i) and (ii) of the preceding paragraph are met and the Ownership Test applicable to us as a result of either the Redomestication or Proposed Transaction is less than 80% but at least 60% (the “60% Inversion Rules”).

After the completion of the Share Exchange, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona pursuant to the regulations under Section 7874) should have been considered as owning, by reason of owning (or being treated as owning) stock of Pantheon Arizona, less than 80% of the voting power and the value of our ordinary shares (including any warrants treated as our ordinary shares pursuant to the Treasury regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not have applied to treat us as a domestic corporation for U.S. federal income tax purposes as a result of transactions pursuant to the Redomestication and the Share Exchange. However, due to the absence of comprehensive guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and the Share Exchange, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Share Exchange for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would have been satisfied (and we would have been treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of Pantheon Arizona (including warrant holders treated as owning stock of Pantheon Arizona), by reason of owning (or being treated as owning) stock of Pantheon Arizona, would have owned all of our ordinary shares (including any warrants treated as ordinary shares) immediately after the Redomestication. Although normal “step transaction” tax principles supported the view that the Redomestication and the Share Exchange should have been viewed together for purposes of determining whether Section 7874(b) was applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt.

In connection with the Proposed Transaction, we will acquire a significant portion of the Cellenkos common stock and, pursuant to the Partnership Structure, Partnership Units can be exchanged for our ordinary shares, such that the first condition described above may be met. In addition, we are not expected to satisfy the Substantial Business Activities Exception. As a result, the determination of whether we will be treated as a U.S. corporation for U.S. federal income tax purposes will likely depend on whether we satisfy the Ownership Test. If our ordinary shares issued or deemed issued to the Cellenkos stockholders represent less than 60% (by both vote and value) of our ordinary shares following the Proposed Transaction (as determined under Section 7874 of the Code), the Ownership Test will not be satisfied and we will not be treated as U.S. corporation for U.S. federal income tax purposes and will not be subject to the 60% Inversion Rules.

The Ownership Test involves complex rules, including certain rules that ignore part of the value of a foreign corporation that has significant passive assets. Based upon the terms of the Proposed Transaction, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations promulgated thereunder, and certain factual assumptions, we currently expect that, following the Proposed Transaction for purposes of the Ownership Test, former holders of Cellenkos common stock will be deemed to hold less than 60% (by both vote and value) of our ordinary shares by reason of holding Cellenkos common stock. Accordingly, we do not expect to be treated as a U.S. corporation for U.S. federal income tax purposes or to be subject to the 60% Inversion Rules, and we intend to take this position on our tax returns. However, as noted, the rules for determining ownership under Section 7874 of the Code are complex, unclear, and the subject of ongoing regulatory change. Thus, our intended reporting positions described herein are not free from doubt.

We have not sought and will not seek any rulings from the IRS as to such tax treatment, and the closing of the Proposed Transaction is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, any particular tax treatment. Moreover, there can be no assurance that a shareholder’s tax advisors or the IRS would not take a contrary position to those described above or that such a contrary position would not be sustained by a court.

Consistent with our reporting position for the Redomestication and the Share Exchange and our intended reporting position for the Proposed Transaction, the remainder of this discussion assumes that (i) the Redomestication and the Share Exchange did not cause us to be treated as U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and did not subject us to the 60% Inversion Rules and (ii) we will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and will not be subject to the 60% Inversion Rules after the Proposed Transaction. However, we are not representing that we are not a U.S. corporation for U.S. federal income tax purposes or that we will not be treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules under Section 7874 of the Code.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our ordinary shares (including any amount withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares will be treated as qualified dividends if:

●	the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ordinary shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, as discussed in more detail below, based on our audited financial statements and relevant market and shareholder data, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, there is a significant risk that we will be a PFIC for our 2023 taxable year and in the foreseeable future. Shareholders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of our ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Treaty). Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares and any PRC tax imposed on such sale or disposition.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes.

Based on the composition of our income and assets and the trading price of our ordinary shares, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes for our 2022 fiscal year. Additionally, there is a significant risk that we will be a PFIC in our 2023 fiscal year and in the reasonably foreseeable future. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as the trading price of our ordinary shares and the valuation of our assets, including goodwill and other intangible assets, at the time. If we are classified as a PFIC for any taxable year in which a U.S. holder holds our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns our ordinary shares, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a deemed sale election with respect to our ordinary shares once we are no longer a PFIC). U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

In the event that we are classified as a PFIC in any year, and you do not make a mark-to-market election, as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), including gain that you recognize on the sale of your ordinary shares. Under these rules (a) the excess distribution or gain will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by us will not be eligible for the special reduced rate of taxes described above under “—Taxation of Dividends.”

If we are PFIC for any taxable year during which you hold ordinary shares and any of our subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are PFICs. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to their ownership of our ordinary shares.

You may be able to avoid the interest charge described above by electing to mark your ordinary shares to market, provided the ordinary shares are considered “marketable.” The ordinary shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the New York Stock Exchange, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ordinary shares at the end of your taxable year over your basis in those ordinary shares. If at the end of your taxable year, your basis in the ordinary shares exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the ordinary shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your ordinary shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years.

Shares will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs owned by us, you would continue to be subject to the excess distribution rules with respect to any of our subsidiaries that are PFICs, any distributions received by us from a subsidiary that is a PFIC and any gain recognized by us upon a sale of equity interests in a subsidiary that is a PFIC, even if you have made a mark-to-market election with respect to our ordinary shares. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain, and you should therefore consult your tax advisor regarding the availability of the mark-to-market election as well as the application of the PFIC rules to their ownership of our ordinary shares.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a “qualified electing fund” (“QEF”) election to be taxed current on its share of the PFIC’s undistributed income. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. We do not intend to make available the information necessary to make a QEF election, and such election therefore will not be available to you.

If you are a U.S. Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting.

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A shareholder that is not a United States person may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F.	Dividends and Paying Agents

Not required.

G.	Statement by Experts

Not required.

H.	Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

In addition, we will file annual reports and other information with the SEC. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the SEC may be inspected at the SEC, and copies of all or any part thereof may be obtained from the SEC upon payment of the prescribed fees. You can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a website that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of business, including foreign currency risk, interest rate risk and equity price risk.

Foreign Currency Risk

Our reporting currency is Renminbi. Renminbi is the functional currency for our operating subsidiaries in China and the U.S. dollar is our functional currency. All transactions in currencies other than the functional currency during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the functional currency are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of comprehensive income. Fluctuations in exchange rates may also affect our consolidated balance sheets.

As we rely on dividends paid to us by our PRC operating subsidiaries, any significant revaluation of Renminbi may have a material adverse effect on our results of operations and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. A decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, our market value and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares.

On July 21, 2005, People’s Bank of China adjusted the exchange rate of U.S. dollar to Renminbi from US$1 = RMB8.27 to US$1 = RMB8.11, and ceased to peg Renminbi to the U.S. dollar. Instead, Renminbi is pegged to a basket of currencies, which components are subject to adjustment based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of Renminbi exchange rate regime and increase Renminbi exchange rate flexibility”. On March 17, 2014, the floating band of Renminbi against U.S. dollar increased from 1% to 2%. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of Renminbi against the U.S. dollar or other currencies. Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of Renminbi against the U.S. dollar or other currencies.

We had cash and cash equivalents denominated in U.S. dollars of US$0.1 million as of March 31, 2022. As a portion of U.S. dollars were held by our subsidiaries whose functional currency is Hong Kong dollars, any exchange differences on retranslation of such balances into Hong Kong dollars are recognized in the consolidated statements of comprehensive income. However, the related currency risk is not considered significant as the Hong Kong dollar is pegged to the U.S. dollar. Further, as we adopt Renminbi as our reporting currency, the reported amount of cash and cash equivalents will be affected by fluctuations in the exchange rate of the U.S. dollar to Renminbi.

Interest Rate Risk

As of March 31, 2022, we had cash and cash equivalents of RMB6,661.0 million (US$1,050.7 million). We did not maintain any credit facilities as of March 31, 2022. Our cash equivalents primarily represent short-term deposits. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may be lower than expected due to changes in market interest rates. With respect to the cash and cash equivalents outstanding as of March 31, 2022, a 10% decrease in interest rates would have decreased our interest income from bank deposits for the year ended March 31, 2022 from RMB22.8 million (US$3.6 million) to RMB20.5 million (US$3.2 million).

Equity Price Risk

As of March 31, 2022, we had investment in equity securities at fair value of RMB93.2 million (US$14.7 million). Such investment in equity securities consist of our equity investment in Cordlife Singapore, which is a publicly traded company on the Singapore Exchange and an investment in industry specific fund. As of March 31, 2022, we owned approximately 10.0% equity interest in Cordlife Singapore. Investments in Cordlife Singapore and the investment in industry specific fund are exposed to price fluctuations. For the year ended March 31, 2022, RMB20.4 million (US$3.2 million) decrease in fair value of our equity investments in Cordlife Singapore and other equity securities was recorded as other expenses through net income.

In May 2010, we completed the investment in approximately 19.9% equity interest in Qilu, the exclusive cord blood banking operator in Shandong province. We further increased our equity interest in Qilu to 24.0% in February 2013 (our controlling shareholder owns the remaining 76.0%). We do not have any representation in the Board of Directors of Qilu and do not have control or significant influence in Qilu both before and after February 2013. Therefore, we accounted for our equity ownership in Qilu at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu. The investment is subject to impairment assessments depending on Qilu’s operational performance, local demographic trend and the economic environment of Shandong province.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2022. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2022. In making this evaluation, our management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of March 31, 2022.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of March 31, 2022.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Global Cord Blood Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Global Cord Blood Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the “consolidated financial statements”), and our report dated August 16, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Huazhen LLP
Beijing, China
August 16, 2022

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ms. Jennifer J. Weng is an audit committee financial expert, and “independent” as that term is defined in the NYSE listing standards.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the audit of our annual financial statements for the years ended March 31, 2020, 2021 and 2022 was KPMG Huazhen LLP. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2022		2021	2020
	US$	RMB	RMB	RMB

	(in thousands)
Audit fee (1)	1,082	6,859	6,756	6,656
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	1,082	6,859	6,756	6,656
(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 15, 2010, the Company announced that its Board of Directors had approved a share repurchase program in the aggregate amount of US$15 million for the period commencing with the announcement and continuing until September 14, 2011. On August 3, 2011, the Company had obtained the Board of Director’s approval to refresh the share repurchase program in the aggregate amount of US$15 million for 12 months so that it would continue until August 2, 2012. On July 31, 2012, July 24, 2013, July 30, 2014, July 30, 2015, July 28, 2016, July 25, 2017, July 23, 2018, July 23, 2019, July 29, 2020 and July 29, 2021, the Board of Directors approved a new share repurchase program in the aggregate amount of US$20 million for 12 months until July 31, 2013, July 24, 2014, July 30, 2015, July 30, 2016, July 28, 2017, July 25, 2018, July 23, 2019, July 23, 2020, July 29, 2021 and July 29, 2022, respectively. The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The timing of purchases is determined by the Company, which bases its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions. The program does not obligate the Company to acquire any particular number of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company’s discretion without prior notice. The Company did not repurchase any shares during the year ended March 31, 2022.

ITEM 16F.CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.CORPORATE GOVERNANCE

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

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) amounting to more than (i) 20% of the listed company’s currently outstanding common stock in an offering that does not constitute a “public offering” as defined under the NYSE rules; and (ii) one percent to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as high as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the relevant shares to be issued represent more than five percent of either the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time, on market terms approved by our board and Audit Committee, consistent with our past practice. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.EXHIBITS

Exhibit No.	Description
1.1

Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-161602), as amended, initially filed with the Securities and Exchange Commission on August 28, 2009)

2.1

Specimen Certificate for Ordinary Shares (incorporate herein by reference to Exhibit 4.1 of our registration statement on Form F-1 (File No. 333-161602), as amended, initially filed with the Securities and Exchange Commission on August 28, 2009)

2.2

Form of Senior Debt Securities Indenture (incorporate herein by reference to Exhibit 4.7 of our registration statement on Form F-3 (File No. 333-168873) filed with the Securities and Exchange Commission on August 16, 2010)

2.3

Form of Subordinated Debt Securities Indenture (incorporate herein by reference to Exhibit 4.8 of our registration statement on Form F-3 (File No. 333-168873) filed with the Securities and Exchange Commission on August 16, 2010)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-34541) filed with the Securities and Exchange Commission on July 29, 2020)
4.1

2009 Share Option Scheme (incorporated herein by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-161602), as amended, initially filed with the Securities and Exchange Commission on August 28, 2009)

4.2

2011 China Cord Blood Corporation Restricted Share Unit Scheme (incorporated herein by reference to Appendix A of Exhibit 99.1 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on January 18, 2011)

4.3

Form of Employment Agreement between the Registrant and senior executive officers of the Registrant (incorporated herein by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-161602), as amended, initially filed with the Securities and Exchange Commission on August 28, 2009)

4.4

Stock Purchase Agreement, dated April 29, 2022, among the Registrant, Cellenkos, Inc. and Golden Meditech (BVI) Company Limited (incorporated herein by reference to Exhibit 4.1 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.5

Stock Purchase Agreement, dated April 29, 2022, among the Registrant, Cellenkos, Inc. and HL succors and HL succors ZN (incorporated herein by reference to Exhibit 4.2 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.6

Stock Purchase Agreement, dated April 29, 2022, among the Registrant, Cellenkos, Inc. and Leong Kim Chuan (incorporated herein by reference to Exhibit 4.3 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.7

Stock Purchase Agreement, dated April 29, 2022, among the Registrant, Cellenkos, Inc. and The Paul Brooke 2012 Family Trust and The Paul Brooke and Kathleen McCarragher 2012 Family Trust (incorporated herein by reference to Exhibit 4.4 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.8

Stock Purchase Agreement, dated April 29, 2022, among the Registrant, Cellenkos, Inc. and Rocelo LLC (incorporated herein by reference to Exhibit 4.5 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.9

Stock Purchase Agreement, dated April 29, 2022, among the Registrant, Cellenkos, Inc. and Vyserion Limited (incorporated herein by reference to Exhibit 4.6 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.10

Framework Agreement, dated April 29, 2022, between the Registrant and GM Precision Medicine (BVI) Limited (incorporated by reference to Exhibit 4.7 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.11

Employment Agreement, dated April 29, 2022, between the Registrant and Dr. Simrit Parmar (incorporated herein by reference to Exhibit 4.8 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.12

Employment Agreement, dated April 29, 2022, between the Registrant and Leong Kim Chuan (incorporated herein by reference to Exhibit 4.9 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

4.13

Partnership Agreement to be entered into by and among Cellenkos GP Limited, as General Partner and subsidiary of the Registrant and the limited partners party thereto from time to time (incorporated herein by reference to Exhibit 4.10 of our Form 6-K (File No. 001-34541) furnished with the Securities and Exchange Commission on April 29, 2022)

8.1	List of subsidiaries
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 of our registration statement on Form F-1 (File No. 333-161602), as amended, initially filed with the Securities and Exchange Commission on August 28, 2009)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
15.2*	Consent of Commerce & Finance Law Offices
101.INS XBRL*	Instance Document
101.SCH XBRL*	Taxonomy Extension Schema Document
101.CAL XBRL*	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL*	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL*	Taxonomy Extension Label Linkbase Document
101.PRE XBRL*	Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith

**	Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CORD BLOOD CORPORATION

August 16, 2022	By:	/s/ Ting Zheng
	Name:	Ting Zheng
	Title:	Chief Executive Officer

Global Cord Blood Corporation

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Global Cord Blood Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Global Cord Blood Corporation and subsidiaries (the “Company”) as of March 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Assessment of the allowance for credit losses on accounts receivable

As discussed in Note 3 to the consolidated financial statements, the Company’s gross accounts receivable as of March 31, 2022 was RMB 635,582 thousands. The related allowance for credit losses as of March 31, 2022 was RMB 219,482 thousands. As discussed in Note 2(g), losses on accounts receivable are recognized upon origination of the accounts receivable, based on expected credit losses for the life of the accounts receivable. Accounts receivables with similar risk characteristics have been grouped into pools. For each pool, the Company determines expected credit losses for accounts receivable using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the historical loss rates from historical observation period, and adjusted to reflect the effects of current and future economic conditions over reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company applies the immediate reversion method to revert to its historical loss rates for the remaining life of the accounts receivable.

We identified the assessment of the allowance for credit losses on accounts receivable as a critical audit matter. There was a high degree of auditor judgement in evaluating the Company’s assessment of (1) the length of the historical observation period, and (2) the effect of current and future economic conditions on expected credit loss rates over reasonable and supportable forecast period.

The following are the primary procedures we performed to address this critical audit matter.

●	We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of allowance for credit losses on accounts receivable. This included controls related to the Company’s assessment of (1) the length of the historical observation period, and (2) the effect of current and future economic conditions on expected credit loss rates over reasonable and supportable forecast period.
●	We evaluated the Company’s determination of the length of the historical observation period by comparing it to specific risk characteristics in the Company’s business.
●	We evaluated the Company’s assessment of the effect of current and future economic conditions on expected credit loss rates over reasonable and supportable forecast period through comparison to publicly available forecasts.
●	We evaluated the Company’s ability to accurately estimate the expected credit loss rates by comparing the Company’s historical expected credit loss rates to the actual results.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China

August 16, 2022

Global Cord Blood Corporation and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,
	Note	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2(d)	6,075,798	6,660,984	1,050,744
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; March 31, 2022: RMB160,445 (US$25,309))	3	130,298	161,302	25,445
Inventories	4	44,257	45,879	7,237
Prepaid expenses and other receivables	5	47,788	17,690	2,793
Amounts due from related parties	18	—	49,148	7,752
Total current assets		6,298,141	6,935,003	1,093,971

Property, plant and equipment, net	6	498,656	473,811	74,742
Operating lease right-of-use assets	12	5,039	2,880	454
Non-current deposits	7	344,752	346,228	54,616
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; March 31, 2022: RMB59,037 (US$9,313))	3	217,208	254,798	40,193
Inventories	4	91,446	95,163	15,012
Intangible assets, net	8	88,202	83,581	13,184
Investment in equity securities at fair value	9	117,911	93,174	14,698
Other equity investment	10	189,129	189,129	29,834
Deferred tax assets	16(c)	55,845	60,758	9,584
Total assets		7,906,329	8,534,525	1,346,288
LIABILITIES
Current liabilities
Accounts payable		9,479	8,330	1,314
Accrued expenses and other payables	11	136,448	148,659	23,451
Operating lease liabilities	12	1,636	147	23
Deferred revenue	13	449,359	458,262	72,289
Income tax payable		29,547	31,160	4,915
Total current liabilities		626,469	646,558	101,992

Non-current deferred revenue	13	2,392,906	2,473,549	390,193
Non-current operating lease liabilities	12	147	—	—
Other non-current liabilities	11(i)	482,224	505,166	79,688
Deferred tax liabilities	16(c)	16,132	24,280	3,830
Total liabilities		3,517,878	3,649,553	575,703

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 shares issued and 121,551,075 shares outstanding as of March 31, 2021 and 2022, respectively		83	83	13
Additional paid-in capital		2,101,582	2,101,582	331,516
Treasury stock, at cost (March 31, 2021 and 2022: 136,899 shares, respectively)		(2,815)	(2,815)	(444)
Accumulated other comprehensive losses		(103,179)	(106,786)	(16,845)
Retained earnings		2,386,187	2,887,252	455,453
Total equity attributable to Global Cord Blood Corporation		4,381,858	4,879,316	769,693
Non-controlling interests		6,593	5,656	892
Total equity		4,388,451	4,884,972	770,585
Commitments and contingencies	22	—	—	—
Total liabilities and equity		7,906,329	8,534,525	1,346,288

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Year ended March 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$

Revenues	15	1,221,460	1,159,639	1,243,255	196,119
Cost of revenues		(189,128)	(178,947)	(183,307)	(28,916)
Gross profit		1,032,332	980,692	1,059,948	167,203

Operating expenses
Research and development		(21,109)	(23,769)	(22,296)	(3,517)
Sales and marketing		(261,958)	(237,691)	(241,725)	(38,132)
General and administrative		(190,232)	(174,362)	(187,062)	(29,509)
Total operating expenses		(473,299)	(435,822)	(451,083)	(71,158)

Operating income		559,033	544,870	608,865	96,045

Other income, net
Interest income		25,359	30,899	32,609	5,144
Foreign currency exchange (losses)/gains		(303)	155	(642)	(101)
Change in fair value of equity securities	9	(13,172)	25,385	(20,391)	(3,217)
Dividend income	9	507	1,281	1,120	177
Others		7,388	8,161	6,274	990
Total other income, net		19,779	65,881	18,970	2,993

Income before income tax		578,812	610,751	627,835	99,038

Income tax expense	16(a)	(101,084)	(94,546)	(118,352)	(18,669)
Net income		477,728	516,205	509,483	80,369

Net income attributable to non-controlling interests		(7,011)	(7,958)	(8,418)	(1,328)
Net income attributable to Global Cord Blood Corporation’s shareholders		470,717	508,247	501,065	79,041

Earnings per share:	17
- Basic		3.87	4.18	4.12	0.65
- Diluted		3.87	4.18	4.12	0.65

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments		(5,925)	(8,516)	(3,607)	(569)
Comprehensive income		471,803	507,689	505,876	79,800

Comprehensive income attributable to non-controlling interests		(7,011)	(7,958)	(8,418)	(1,328)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders		464,792	499,731	497,458	78,472

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

(Amounts expressed in thousands, except share data)

	Global Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	losses	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(88,738)	1,407,223	5,427	3,422,762
Net income	—	—	—	—	—	—	470,717	7,011	477,728
Other comprehensive losses	—	—	—	—	—	(5,925)	—	—	(5,925)
Dividend declared to holder of non-controlling interests	—	—	—	—	—	—	—	(6,074)	(6,074)
Balance as of March 31, 2020	121,687,974	83	2,101,582	(136,899)	(2,815)	(94,663)	1,877,940	6,364	3,888,491
Net income	—	—	—	—	—	—	508,247	7,958	516,205
Other comprehensive losses	—	—	—	—	—	(8,516)	—	—	(8,516)
Dividend declared to holder of non-controlling interests	—	—	—	—	—	—	—	(7,729)	(7,729)
Balance as of March 31, 2021	121,687,974	83	2,101,582	(136,899)	(2,815)	(103,179)	2,386,187	6,593	4,388,451
Net income	—	—	—	—	—	—	501,065	8,418	509,483
Other comprehensive losses	—	—	—	—	—	(3,607)	—	—	(3,607)
Dividend declared to holder of non-controlling interests	—	—	—	—	—	—	—	(9,355)	(9,355)
Balance as of March 31, 2022	121,687,974	83	2,101,582	(136,899)	(2,815)	(106,786)	2,887,252	5,656	4,884,972

Balance as of March 31, 2022 - US$		$13	$331,516		$(444)	$(16,845)	$455,453	$892	$770,585

See accompanying notes to the consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended March 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Operating activities:
Net income		477,728	516,205	509,483	80,369
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		51	(139)	(152)	(24)
Depreciation of property, plant and equipment	6	44,828	44,469	43,301	6,831
Reduction in the carrying amount of right-of-use assets		2,335	2,551	2,159	341
Amortization of intangible assets	8	4,621	4,621	4,621	729
Deferred income taxes	16(a)	(7,206)	(7,152)	3,235	510
Allowance for credit losses	3(c)	24,395	37,212	34,339	5,417
Change in fair value of equity securities	9	13,172	(25,385)	20,391	3,217

Changes in operating assets and liabilities:
Accounts receivable		(86,897)	(120,436)	(102,933)	(16,238)
Inventories		(24,061)	(6,836)	(5,339)	(842)
Prepaid expenses and other receivables		(19,935)	(3,722)	29,546	4,660
Amounts due from related parties		—	—	(49,148)	(7,753)
Accounts payable		(13,574)	(10,513)	(1,149)	(181)
Accrued expenses and other payables		29,953	26,261	12,789	2,017
Operating lease right-of-use assets		—	(3,042)	—	—
Operating lease liabilities		(2,259)	(1,716)	(1,636)	(258)
Deferred revenue		122,085	149,752	89,546	14,126
Income tax payable		12,216	(2,782)	1,613	254
Other non-current liabilities		46,552	31,362	22,942	3,619
Net cash provided by operating activities		624,004	630,710	613,608	96,794

Investing activities:
Purchase of property, plant and equipment		(24,240)	(20,892)	(19,789)	(3,122)
Proceeds from disposal of property, plant and equipment		1,195	785	154	24
Refund of deposits for purchase of property, plant and equipment		6,984	—	—	—
Refund of non-current deposits	7	210,000	—	—	—
Payment of non-current deposits	7	(340,000)	—	—	—
Net cash used in investing activities		(146,061)	(20,107)	(19,635)	(3,098)

Financing activities:
Payment for dividends to holder of non-controlling interests		(4,039)	(6,074)	(7,729)	(1,219)
Net cash used in financing activities		(4,039)	(6,074)	(7,729)	(1,219)

Global Cord Blood Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(Amounts expressed in thousands)

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash and cash equivalents	1,608	(2,104)	(1,058)	(167)

Net increase in cash and cash equivalents	475,512	602,425	585,186	92,310

Cash and cash equivalents at beginning of year	4,997,861	5,473,373	6,075,798	958,434

Cash and cash equivalents at end of year	5,473,373	6,075,798	6,660,984	1,050,744

Non-cash investing activities:
Property, plant and equipment acquired by non-current deposits	4,884	2,608	—	—

Non-cash financing activity:
Payable for dividends to holder of non-controlling interests	6,074	7,729	9,355	1,476
Supplemental disclosures of cash flow information:
Cash paid for income taxes	96,074	104,480	113,504	17,905

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Amounts expressed in thousands, except share data)

1	Principal activities and basis of presentation

(a)	Principal activities

Global Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). The Group provides cord blood testing and processing services and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee. As of March 31, 2022, the Group operates three cord blood banks, one in the Beijing municipality, one in the Guangdong province and one in the Zhejiang province, the PRC.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP “).

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of stand-alone selling price for each performance obligation in contracts with customers that contain more than one performance obligation, the estimated number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the allowance for credit losses on accounts receivables, and the realizability of inventories and deferred tax assets.

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

For the convenience of the readers, certain amounts as of and for the year ended March 31, 2022 included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.3393, being the spot exchange rate of U.S. dollars in effect on March 31, 2022 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2022 or at any other date. The U.S. dollars convenience translation is not required under U.S. GAAP.

(d)	Cash and cash equivalents

Cash consists of cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of purchase and readily convertible into known amounts of cash. Cash and cash equivalents of the Group are mainly maintained in the PRC and are denominated in several currencies. As of March 31, 2021 and 2022, cash and cash equivalents maintained in the PRC amounted to RMB6,071,659 and RMB6,659,003 (US$1,050,432), respectively. The Group’s cash and cash equivalents denominated in U.S. dollars, Australian dollars, Renminbi, Hong Kong dollars and Singapore dollars are as follows:

	March 31,
	2021		2022
	Original currency	RMB	Original currency	RMB
U.S. dollars	508	3,339	145	913
Australian dollars	4	17	2	12
Renminbi	6,071,697	6,071,697	6,659,034	6,659,034
Hong Kong dollars	879	741	1,259	1,020
Singapore dollars	1	4	1	5
Total		6,075,798		6,660,984

Cash and cash equivalents held at financial institutions located in the PRC and Hong Kong are insured up to certain amount. Management believes that these major financial institutions have high credit ratings.

(e)	Investment securities

Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings. Where the fair value of an investment in equity securities is not readily determinable, the Group recognizes such investment in other equity investment, and uses the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

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

The Group utilizes a current expected credit losses model for financial instruments measured at amortized cost, including accounts receivable and other receivables, as of period ends. After the adoption, losses on accounts receivable are recognized upon origination of the accounts receivable, based on expected credit losses for the life of the accounts receivable.

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

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended March 31, 2020, 2021 and 2022.

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

The Group recognizes revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The Agreement includes two promised services which are (i) the processing service of cord blood unit; and (ii) the storage service of cord blood unit. As the promise to provide the processing service to subscriber is distinct from the promise to provide the storage service in the contract, two performance obligations are identified in the Agreement. The consideration expected to be received is allocated at contract inception among the performance obligations based on their relative selling prices determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the performance obligation. The Group considers all reasonably available information to allocate the overall arrangement fee to processing and storage services based on their relative selling prices. The Group recognizes processing fee revenues when the performance obligation is satisfied at a point in time, which is upon successful completion of processing services and when the cord blood unit meets all the required attributes for storage, and recognizes the storage fee revenues ratably over the annual storage period as the performance obligation is satisfied over time. The Group believes the methodology of recognizing storage fee revenues over time meaningfully depicts the timing of storage services delivered to customers as it exerts the necessary efforts to deliver such services equally over time.

During the years ended March 31, 2020, 2021 and 2022, the Group offered its customers three payment options:

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

Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of comprehensive income in the amount of RMB49,392, RMB54,441 and RMB64,921 (US$10,241) for the years ended March 31, 2020, 2021 and 2022, respectively.

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

Basic and diluted earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

(t)	Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM regularly reviews financial information at the operating segment level in order to make decisions about resources to be allocated to the segments and to assess their performance. The Group has one operating segment, as defined by Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, which is processing and storage of cord blood units. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Fair value measurement

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See Note 20 to the consolidated financial statements.

(v)	Recently adopted accounting standards

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

3	Accounts receivable, net

(a)	Accounts receivable consist of the following:

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Gross accounts receivable	552,562	635,582	100,260
Less: Allowance for credit losses	(205,056)	(219,482)	(34,622)
Total accounts receivable, net	347,506	416,100	65,638

Representing:

Current portion:
- Processing fees	88,748	104,308	16,455
- Storage fees	40,308	56,346	8,888
- Others	1,242	648	102
	130,298	161,302	25,445
Non-current portion - Processing fees	217,208	254,798	40,193
Total accounts receivable, net	347,506	416,100	65,638

Non-current accounts receivable as of March 31, 2022 are due for payment as follows:

	March 31, 2022
	RMB	US$
Fiscal years ending March 31,
2024	83,588	13,186
2025	58,464	9,222
2026	54,675	8,625
2027	47,568	7,504
2028 and thereafter	113,854	17,960
	358,149	56,497
Less: Unearned interest	(44,314)	(6,991)
Total non-current accounts receivable	313,835	49,506

(b)	An aging analysis of gross accounts receivable based on due date is as follows:

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Non-current portion:
- Not past due	284,303	313,835	49,506

Current portion:
- Not past due	87,315	118,862	18,750
- Within one year past due	35,002	46,587	7,349
- Between one to two years past due	19,833	21,587	3,405
- Over two years past due	126,109	134,711	21,250
Total gross accounts receivable	552,562	635,582	100,260

(c)	An analysis of the allowance for credit losses is as follows:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current portion:

Processing fees:
Balance at beginning of year	44,641	57,648	74,843	11,806
Charged to allowance for credit losses	13,007	17,379	16,248	2,563
Write-off charged against the allowance for the year	—	(184)	(923)	(147)
Balance at end of year	57,648	74,843	90,168	14,222

Storage fees:
Balance at beginning of year	43,077	53,911	62,771	9,902
Charged to allowance for credit losses	13,628	15,777	16,095	2,539
Write-off charged against the allowance for the year	(2,794)	(6,917)	(9,799)	(1,546)
Balance at end of year	53,911	62,771	69,067	10,895

Others:
Balance at beginning of year	1,916	310	347	55
(Credited)/charged to allowance for credit losses	(1,490)	1,016	1,062	168
Write-off charged against the allowance for the year	(116)	(979)	(199)	(31)
Balance at end of year	310	347	1,210	192

Non-current portion - Processing fees:
Balance at beginning of year	74,800	71,421	67,095	10,584
(Credited)/charged to allowance for credit losses	(750)	3,040	934	147
Write-off charged against the allowance for the year	(2,629)	(7,366)	(8,992)	(1,418)
Balance at end of year	71,421	67,095	59,037	9,313

(d)	An analysis of the non-current accounts receivable by credit quality indicator is as follows:

The following table presents the amortized cost basis of non-current accounts receivable by credit quality indicator by year of origination as of March 31, 2022:

	Amortized cost basis by year of origination
						2017 and
						prior to
	2022	2021	2020	2019	2018	2017	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Processing fees:
Not past due	85,619	59,192	42,161	14,932	5,390	42,751	250,045
Within one year past due	—	8,627	3,048	373	214	1,694	13,956
Between one to two years past due	—	—	5,370	466	—	1,190	7,026
Over two years past due	—	—	—	718	8	42,082	42,808
Total	85,619	67,819	50,579	16,489	5,612	87,717	313,835

The following table presents the amortized cost basis of non-current accounts receivable by credit quality indicator by year of origination as of March 31, 2021:

	Amortized cost basis by year of origination
						2016 and
						prior to
	2021	2020	2019	2018	2017	2016	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Processing fees:
Not past due	80,802	55,388	18,921	9,751	—	50,187	215,049
Within one year past due	8	6,839	658	—	450	2,038	9,993
Between one to two years past due	—	—	1,005	—	—	1,338	2,343
Over two years past due	—	—	—	—	—	56,918	56,918
Total	80,810	62,227	20,584	9,751	450	110,481	284,303

4	Inventories

Inventories consist of the following:

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Current portion:
- Consumables and supplies	44,257	45,879	7,237

Non-current portion:
- Processing costs capitalized in donated umbilical cord blood	91,446	95,163	15,012
Total current and non-current inventories	135,703	141,042	22,249

Collection, testing and processing costs attributable to the processing of donated umbilical cord blood are capitalized as inventories. Management assesses the recoverability of such inventories with reference to future projections of matching fees, number of donated cord blood units of the Group, demand for cord blood units for transplantation and research purposes, and the probability of finding a match in light of the number of units held. Based on such assessments, the management considers that the cord blood processing costs capitalized are recoverable and no write-down for inventories was made during the years ended March 31, 2020, 2021 and 2022.

The Group recognizes the revenue for each matched donated umbilical cord blood unit upon delivery of the unit and recognizes the cost of the cord blood unit equal to the carrying amount of the total inventory (donated umbilical cord blood units) divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the donated umbilical cord blood unit. As of March 31, 2022, the weighted average remaining useful life of the donated umbilical cord blood units was estimated to be approximately 16.0 years.

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Prepaid expenses	43,012	11,938	1,884
VAT tax receivables	—	30	5
Other receivables	4,776	5,722	904
Total prepaid expenses and other receivables	47,788	17,690	2,793

Other receivables mainly include advance payments to employees and prepayments.

6	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2021	2022	2022
	RMB	RMB	US$
Buildings	603,910	607,166	95,778
Leasehold improvements	14,864	14,864	2,345
Machinery	219,626	226,868	35,788
Motor vehicles	18,598	19,172	3,024
Furniture, fixtures and equipment	56,029	59,814	9,435
Construction-in-progress	3,619	1,908	301
	916,646	929,792	146,671
Less: Accumulated depreciation	(417,990)	(455,981)	(71,929)
Total property, plant and equipment, net	498,656	473,811	74,742

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Cost of revenues	28,980	28,574	28,615	4,514
Research and development	1,866	1,893	1,935	305
Sales and marketing	2,742	2,810	2,693	425
General and administrative	11,240	11,192	10,058	1,587
Total depreciation expense	44,828	44,469	43,301	6,831

7	Non-current deposits

Non-current deposits consist of the following:

		March 31,
	Note	2021	2022	2022
		RMB	RMB	US$

Investment deposit	(i)	340,000	340,000	53,634
Deposit for purchase of machinery		4,752	6,228	982
Total non-current deposits		344,752	346,228	54,616

Note:

(i)

During the year ended March 31, 2020, the Group entered into a Letter of Intent with a third party to potentially acquire non-controlling equity interests in a healthcare company with a refundable earnest money deposit of RMB340,000.

8	Intangible assets, net

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Cord blood bank operating rights	138,628	138,628	21,868
Less: Accumulated amortization	(50,426)	(55,047)	(8,684)
Total intangible assets, net	88,202	83,581	13,184

Intangible assets represent the cord blood bank operating rights in the Guangdong and Zhejiang provinces, the PRC.

The cord blood bank operating right in the Guangdong province was acquired through the acquisition of Guangzhou Nuoya in May 2007. The estimated useful life of the operating right is thirty years. Amortization expenses of the operating right in the Guangdong province were RMB971, RMB971 and RMB971 (US$153) for the years ended March 31, 2020, 2021 and 2022, respectively. The operating right is subject to renewal and the next renewal is due in May 2024.

In February 2011, the Group acquired the right to operate the cord blood bank in the Zhejiang province from a third party for cash consideration of US$12,500 (equivalent to RMB82,124). Payment for the operating right is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of RMB109,499 and a related deferred tax liability of RMB27,375 (Note 16(c)), in accordance with the guidance in ASC Topic 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the cash consideration paid. The estimated useful life of the operating right in the Zhejiang province is thirty years. Amortization expenses were RMB3,650, RMB3,650 and RMB3,650 (US$576) for the years ended March 31, 2020, 2021 and 2022, respectively. The operating right is subject to renewal and the next renewal is due in September 2022.

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

A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the operating rights are used up cannot be reliably determined. Estimated amortization expenses for the years ending after March 31, 2022 are:

	March 31, 2022
	RMB	US$
Fiscal years ending March 31,
2023	4,621	729
2024	4,621	729
2025	4,621	729
2026	4,621	729
2027	4,621	729
2028 and thereafter	60,476	9,539
Total amortization expenses	83,581	13,184

9	Investment in equity securities at fair value

		March 31,
	Note	2021	2022	2022
		RMB	RMB	US$

Listed equity securities
Cordlife Group Limited - listed on Singapore Exchange	(i)	47,249	46,618	7,354
Listed fund investment	(ii)	70,662	46,556	7,344
		117,911	93,174	14,698

Notes:

(i)

As of March 31, 2021 and 2022, the Group held 25,516,666 ordinary shares in Cordlife Group Limited (“CGL”), respectively. CGL is a provider of cord blood banking services with operations in Singapore, Hong Kong, India, Indonesia, Malaysia and the Philippines (as well as brand presence in Bangladesh, Brunei, Macau, Myanmar, Thailand and Vietnam), and is listed on the Singapore Exchange. As of March 31, 2021 and 2022, the Group’s equity interest in CGL was approximately 10.0%.

(ii)	As of March 31, 2021 and 2022, the Group held an investment in industry specific fund which are classified as equity securities measured at fair value since they have readily determinable fair value.

As of March 31, 2021 and 2022, the cost basis of the investments in equity securities was RMB100,213 and the aggregate fair value was RMB117,911 and RMB93,174 (US$14,698), respectively. Decreases in fair value of equity securities of RMB13,172 and RMB20,391 (US$3,217) for the years ended March 31, 2020 and 2022, and increase in fair value of equity securities of RMB25,385 for the year ended March 31, 2021 were recognized as other (expenses)/income, through net income.

Dividends received from CGL during the years ended March 31, 2020, 2021 and 2022 of RMB507, RMB1,281 and RMB1,120 (US$177), respectively, were recorded in dividend income in the consolidated statements of comprehensive income.

10	Other equity investment

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Unlisted equity securities	189,129	189,129	29,834

As of March 31, 2021 and 2022, the Group owned 24% equity interest of Shandong Province Qilu Stem Cells Engineering Co., Ltd. (“Qilu Stem Cells”), which operates a cord blood bank in the Shandong province, the PRC. Since the Group does not have any representation in the board of directors and does not have significant influence over the financial and operating decisions of Qilu Stem Cells, and the equity interests do not have a readily determinable fair value, the investment is stated at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of Qilu Stem Cells. The Group performed an impairment assessment based on Qilu Stem Cells’s operational performance, local demographic trend and the economic environment of the Shandong province and no impairment indicator was identified for the years ended March 31, 2021 and 2022, respectively.

No dividend income was received from Qilu Stem Cells during the years ended March 31, 2020, 2021 and 2022.

11	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

		March 31,
	Note	2021	2022	2022
		RMB	RMB	US$

Insurance premium received on behalf of insurance company	(i)	43,305	45,884	7,238
Other tax payables		4,503	4,512	712
Accrued salaries, bonus and welfare expenses		54,891	59,022	9,310
Accrued consultancy and professional fees		14,210	19,364	3,055
Payable for property, plant and equipment		349	610	97
Other payables	(ii)	19,190	19,267	3,039
Total accrued expenses and other payables		136,448	148,659	23,451

Notes:

(i)

The Group has an agreement with an insurance company under which the Group collects insurance premiums on behalf of the insurance company from customers who store umbilical cord blood in the Group’s cord blood bank and are enrolled in the insurance scheme of the insurance company. Thus, the amount of gross storage payment from customers includes insurance premiums collected on behalf of the insurance company. As of March 31, 2022, the amounts attributable to the insurance premiums are RMB45,884 (US$7,238) and RMB501,721(US$79,145), which are included in accrued expenses and other payables, and other non-current liabilities (collected and payable over one year), respectively. Insurance premiums are not recognized as revenue.

(ii)

Other payables mainly include fee refundable to customers whose cord blood unit does not qualify for subsequent storage, dividends payable to holder of non-controlling interests and other procurement payables.

12	Operating leases

As of March 31, 2022, the Company had two operating leases for offices with remaining terms expiring in 2022 and 2024 respectively, and a weighted average remaining lease term of 0.8 year. The Company had fair value renewal options for one of the Company’s existing leases, none of which were considered reasonably certain of being exercised or included in the minimum lease term. Weighted average discount rates used in the calculation of the lease liability was 4.75%. The discount rates reflected the estimated incremental borrowing rate, which included an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rental expenses for the years ended March 31, 2020, 2021 and 2022 were RMB3,399, RMB10,374 and RMB5,698 (US$899), respectively. There were no variable lease costs or sublease income for leased assets for the years ended March 31, 2020, 2021 and 2022.

Operating lease right-of-use assets and liabilities as of March 31, 2021 and 2022 were as follows:

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Operating lease right-of-use assets	5,039	2,880	454

Operating lease liabilities	1,636	147	23
Non-current operating lease liabilities	147	—	—
Total lease liabilities	1,783	147	23

Supplemental cash flow information related to leases was as follows:

	March 31,
	2021	2022	2022
	RMB	RMB	US$

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	4,902	1,700	268
Right-of-use assets obtained in exchange for lease obligations	—	—	—

The maturity analysis of operating leases liabilities as of March 31, 2022 is as follows:

	March 31, 2022
	RMB	US$
Future undiscounted cash flows for the fiscal year ending March 31, 2023	150	24
Less: Discount factor	(3)	(1)
Lease liabilities - Current portion	147	23

13	Deferred revenue

(a)	Deferred revenue consists of the following:

		March 31,
	Note	2021	2022	2022
		RMB	RMB	US$

Payments made by customers prior to completion of cord blood processing services	(i)	124,346	110,056	17,361
Unearned storage fees	(b)	2,717,919	2,821,755	445,121
Total current and non-current deferred revenue	(ii)	2,842,265	2,931,811	462,482

Representing:
Current portion		449,359	458,262	72,289
Non-current portion		2,392,906	2,473,549	390,193
Total current and non-current deferred revenue		2,842,265	2,931,811	462,482

Notes:

(i)

The balance of payments made by customers prior to completion of cord blood processing services represented payments received from customers during the year upon the signing of the Agreement but before the performance obligation for processing services is satisfied and before the commencement of storage and before the payment becomes non-refundable. Of the balance of RMB124,346 as of March 31, 2021, RMB78,350 (US$12,359) was recognized as revenues for the year ended March 31, 2022 and RMB45,996 (US$7,256) from prior year’s balance was reclassified as unearned storage fees which was included in the increase in unearned storage fees during the year in the analysis disclosed in Note 13(b).

(ii)

Of the total balances of current and non-current deferred revenue, the Group expected to recognize RMB348,206 (US$54,928) in fiscal year 2023, RMB230,019 (US$36,285) in fiscal year 2024, RMB228,228 (US$36,002) in fiscal year 2025, and RMB2,015,302 (US$317,906) in the fiscal year 2026 and thereafter, upon the completion of the Group’s performance obligations on related processing and storage services.

(b)	An analysis of unearned storage fees is as follows:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Balance at beginning of year	2,384,676	2,593,007	2,717,919	428,741
Deferred revenue arose during the year	660,001	617,796	641,689	101,224
Credited to income
- From prior year’s balance	(276,234)	(303,245)	(325,013)	(51,270)
- From deferred revenue arose during the year	(175,436)	(189,639)	(212,840)	(33,574)
Balance at end of year	2,593,007	2,717,919	2,821,755	445,121

14	Shareholders’ equity

(a)	Statutory reserves

According to PRC rules and regulations and their Articles of Association, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to transfer 10% of net income, as determined in accordance with the relevant financial regulations established by the Ministry of Finance of the PRC, to statutory surplus reserves until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Aggregated transfers of RMB20,068, RMB23,384 and RMB17,716 (US$2,795)have been made to the statutory surplus reserve by Beijing Jiachenhong and Zhejiang Lukou for the years ended March 31, 2020, 2021 and 2022, respectively. Accumulated statutory surplus reserves as of March 31, 2021 and 2022 amounted to RMB203,434 and RMB221,150 (US$34,886), respectively.

(b)	Share repurchase program

On July 29, 2021 the Board of Directors approved a new share repurchase program in the aggregate amount of US$20,000 for 12 months until July 29, 2022. During the year ended March 31, 2022, the Company did not repurchase any of its shares under the new share repurchase programs.

15	Revenues

The Group’s revenues are primarily derived from the provision of umbilical cord blood processing and storage services.

Since the Group operates and manages its business solely in the PRC and services are predominately provided to customers located in the PRC, no geographical segment information is provided.

The Group’s revenues by category are as follows:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Cord blood processing fees	759,493	653,756	693,001	109,319
Cord blood storage fees	451,670	492,884	537,853	84,844
Fees derived from the provision of donated cord blood for transplantation and research and others	10,297	12,999	12,401	1,956
Total revenues	1,221,460	1,159,639	1,243,255	196,119

16	Income tax

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

Hong Kong

The Company’s subsidiaries that are incorporated or operate in Hong Kong are subject to Hong Kong Profits Tax on income arising in or derived from Hong Kong. No provision was made for Hong Kong Profits Tax as the subsidiaries did not earn income subject to Hong Kong Profits Tax for the years ended March 31, 2020, 2021 and 2022. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

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

In February 2020, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2019 to December 31, 2021. Guangzhou Nuoya is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2022 to December 31, 2024.

Zhejiang Lukou’s HNTE certificate was dated November 30, 2018 with a validity of 3 years. In March 2019, Zhejiang Lukou received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2018 to December 31, 2020. In January 2022, Zhejiang Lukou received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2021 and will expire on December 31, 2023.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of March 31, 2022, the Company has provided RMB8,000 (US$1,262) for withholding income tax based on dividend policy. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. As of March 31, 2022, such undistributed earnings that may be subject to the withholding tax amounted to RMB3,863,157 (US$609,398) and the related unrecognized deferred tax liability was RMB386,316 (US$60,940).

Income before income tax expense arose from the following tax jurisdictions:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

The PRC	668,552	652,494	713,399	112,536
Non-PRC
- Hong Kong	(43)	(43)	(49)	(8)
- British Virgin Islands	(13,313)	26,319	(20,279)	(3,199)
- Cayman Islands	(76,384)	(68,019)	(65,236)	(10,291)
Income before income tax expense	578,812	610,751	627,835	99,038

(a)	Income taxes

Income tax expense represents PRC income tax expense as follows:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Current tax expense	108,290	101,698	115,117	18,159
Deferred tax (benefit)/expense	(7,206)	(7,152)	3,235	510
Total income tax expense	101,084	94,546	118,352	18,669

(b)	Reconciliation of expected income tax to actual income tax expense

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

		Year ended March 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$

Income before income tax expense		578,812	610,751	627,835	99,038

Computed “expected” tax expense		144,703	152,688	156,959	24,760
Non-PRC entities not subject to income tax
- Hong Kong		11	11	12	2
- British Virgin Islands		3,328	(6,580)	5,070	800
- Cayman Islands		19,096	17,005	16,309	2,572
Dividend withholding tax	(i)	4,500	2,000	15,500	2,445
Preferential tax rates	(ii)	(70,580)	(68,027)	(73,210)	(11,549)
Others		26	(2,551)	(2,288)	(361)
Actual income tax expense		101,084	94,546	118,352	18,669

Notes:

(i)

During the years ended March 31, 2020, 2021 and 2022, PRC withholding tax of RMB4,500, RMB2,000 and RMB7,500 (US$1,183) was levied on dividends distributed by the Company’s PRC subsidiaries to its holding company outside the PRC. During the year ended March 31, 2022, the Company has provided RMB8,000 (US$1,262) for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to the management’s reinvestment plan.

(ii)	Impact of preferential tax rates for both basic and diluted per share is RMB0.58, RMB0.56 and RMB0.60 (US$0.09) for the years ended March 31, 2020, 2021 and 2022, respectively.

(c)	Deferred taxes

The tax effects of temporary differences that give rise to deferred tax assets/(liabilities) are presented below:

	March 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Accounts receivable	56,309	59,736	9,423
Inventories	9,333	9,278	1,464
Others	1,584	1,645	259
Deferred tax assets	67,226	70,659	11,146

Deferred tax liabilities:
Deferred revenue	(29)	(19)	(3)
Property, plant and equipment	(5,433)	(5,266)	(831)
Dividend withholding tax	—	(8,000)	(1,262)
Intangible assets	(22,051)	(20,896)	(3,296)
Deferred tax liabilities	(27,513)	(34,181)	(5,392)

Net deferred tax assets	39,713	36,478	5,754

Classification on consolidated balance sheets:
Deferred tax assets	55,845	60,758	9,584
Deferred tax liabilities	(16,132)	(24,280)	(3,830)
Net deferred tax assets	39,713	36,478	5,754

For the years ended March 31, 2020, 2021 and 2022, the Group did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s PRC subsidiaries for the calendar years from 2017 to 2021 are open to examination by the PRC state and local tax authorities.

17	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders	470,717	508,247	501,065	79,041

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share	121,551,075	121,551,075	121,551,075	121,551,075

Earnings per share
- Basic	3.87	4.18	4.12	0.65
- Diluted	3.87	4.18	4.12	0.65

18	Related party transactions

As of March 31, 2022, the Group identified Golden Meditech Holdings Limited (“GMHL”) and its subsidiaries as related parties.

(i)

For the year ended March 31, 2022, the Group purchased raw materials of RMB23,613 (US$3,725) from China Bright Group Co. Limited, a subsidiary of GMHL (RMB12,811 and RMB12,011 for the years ended March 31, 2020 and 2021, respectively).

(ii)

For the year ended March 31, 2022, the Group purchased raw materials and machineries of RMB1,713 (US$270) from Beijing Jingjing Jiahong Medical Equipment Co., Ltd., a subsidiary of GMHL (RMB29,960 and RMB28,892 for the years ended March 31, 2020 and 2021, respectively).

(iii)	Consultancy services were provided by GMHL for a fee of RMB7,699 (US$1,214) for the year ended March 31, 2022. No such services were provided during the years ended March 31, 2020 or 2021.

(iv)

For the year ended March 31, 2022, general and administrative expenses of RMB7,501 (US$1,183) were charged by GMHL to the Group (RMB4,010 and RMB16,666 for the years ended March 31, 2020 and 2021, respectively).

19	Employee benefits

Pursuant to the relevant PRC regulations, Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou are required to make various defined contributions organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at a rate of approximately 40% on a standard salary base as determined by the local Social Security Bureau. The amounts of the defined contributions of RMB40,378, RMB32,191 and RMB35,779 (US$5,643) for the years ended March 31, 2020, 2021 and 2022, respectively, were charged to expenses in the consolidated statements of comprehensive income.

For the years ended March 31, 2020, 2021 and 2022, 61%, 61% and 59% of costs of employee benefits were recorded in sales and marketing expenses, respectively, with the remaining portion of the contributions recorded in general and administrative expenses, cost of revenues and research and development expenses of each year.

The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

20	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment in equity securities - based on quoted market prices on the last trading value as of March 31, 2021 and 2022. Such investments are classified as Level 1 in the hierarchy.

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

21	Business and credit concentrations

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

All of the Group’s customers are located in the PRC. Revenues from and accounts receivable due from customers are individually immaterial. The Group derives a substantial portion of net revenues from the entities in the Beijing municipality, Guangdong and Zhejiang provinces. Revenues derived from the subsidiary in the Beijing municipality accounted for 21.2%, 19.6% and 19.7% of revenues for the years ended March 31, 2020, 2021 and 2022, respectively. Revenues derived from the subsidiary in the Guangdong province accounted for 62.9%, 63.7% and 63.0% of revenues for the years ended March 31, 2020, 2021 and 2022, respectively. Revenues derived from the subsidiary in the Zhejiang province accounted for 15.9%, 16.7% and 17.3% of revenues for the years ended March 31, 2020, 2021 and 2022, respectively. As a result of this geographic concentration, the results of operations are significantly affected by economic conditions in the Beijing municipality, Guangdong and Zhejiang provinces. Furthermore, any change in number of newborns in the Beijing municipality, Guangdong and Zhejiang provinces could significantly impact our operations. Deterioration in economic conditions in these markets could decrease the demand for our business, which in turn could negatively impact our operations and business prospects.

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

		Year ended March 31,
Suppliers	Note	2020		2021		2022
		RMB	%	RMB	%	RMB	US$	%

China Bright Group Co. Limited		12,811	14	12,011	16	23,613	3,725	30
Beijing Jingjing Jiahong Medical Equipment Co., Ltd.	(i)	29,960	32	28,892	38	—	—	—
Guangzhou Paper Biotech Company Limited	(ii)	—	—	—	—	8,864	1,398	11
Total		42,771	46	40,903	54	32,477	5,123	41

None of the individual accounts payable due to major suppliers exceeded 10% of outstanding accounts payable balance as of March 31, 2021 and 2022.

Note:

(i)	The purchases from Beijing Jingjing Jiahong Medical Equipment Co., Ltd. were less than 10% of gross purchases for the year ended March 31, 2022.

(ii)	The purchases from Guangzhou Paper Biotech Company Limited were less than 10% of gross purchases for the years ended March 31, 2020 and 2021.

22	Commitments and contingencies

Contractual commitments

In June 2006, the Group entered into a cooperation agreement with Peking University People’s Hospital (“PUPH”), with an annual fee of RMB2,600. Pursuant to the agreement, PUPH provides technical consultancy services to the Group in relation to the operation of a cord blood bank. The annual service fee was renewed to RMB3,500 (US$552) with a term of four years effective from November 2021.

In November 2009, Guangzhou Nuoya entered into a cooperation agreement with Guangdong Women and Children’s Hospital and Health Institute (“GWCH”) for a term of 20 years, with an annual fee of RMB2,000. Pursuant to the agreement, GWCH provides technical consultancy services to the Group. The annual service fee was renewed to RMB3,200 commencing in October 2013. With effect from April 2020, the annual service fee was increased to RMB3,600 (US$568).

As of March 31, 2022, the total future minimum payments under cooperation agreements are as follows:

	March 31, 2022
	RMB	US$
Fiscal years ending March 31,
2023	7,100	1,120
2024	7,100	1,120
2025	7,100	1,120
2026	5,933	936
2027	3,600	568
2028 and thereafter	9,300	1,467
Total payments	40,133	6,331

23	2019 novel coronavirus (“COVID-19”) pandemic outbreak

Since late 2019, COVID-19 has spread across China, including our primary markets of Beijing, Guangdong, and Zhejiang. The World Health Organization declared the outbreak of COVID-19 a pandemic on March 11, 2020. As COVID-19 continues to spread, different cities in China have taken various restrictive measures, including implementing complete or partial lockdowns. For example, the 2020 Chinese Lunar New Year holidays were extended in order to curb the spread of the virus, resulting in insufficient work force and delayed production for many industries. These preventive measures have continued to impact our daily operations. The government’s efforts to control COVID-19 have placed heavy pressure on our marketing, promotional and sales activities. From time to time, part of our salesforce were unable to return to work due to lockdowns implemented in various cities, and some hospitals were restricting entrance to hospital staffs and patients only. As a result, these measures have had adverse impact on our marketing efforts and access to potential clients, rendering client conversion challenging. We focus on protecting the safety and well-being of our work force while also ensuring that no disruption occurs to the day-to-day services that we provide to existing clients. Therefore, we have increased our efforts to purchase necessary medical supplies and equipment, which has led to an increase in operating costs. In addition, the negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. It is yet difficult to estimate how long it will take to restore people’s normal lives, or whether certain pandemic-control measures will become part of a new norm. These conditions, compounded by other factors, have adversely affect potential clients’ pregnancy decisions. With vaccination rate gradually increasing in China, the impact from COVID-19 may be alleviated. However, certain variants have proven to be more severe or infectious, especially the Omicron variant, which have resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. In addition, while the world is facing various challenges in response to COVID-19, China may continue to tighten its anti-pandemic policies and measures, which would add further headwinds to the recovery pace of China’s economy and consumer confidence. Taking into consideration the potential effects of COVID-19 on fertility, as well as the observed impacts of the COVID-19 pandemic on socio-economic conditions, the number of newborns in the respective regions where we operate is expected to remain low in the near term.

In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies to counter the negative economic impact brought forth by COVID-19. In addition, inflation has accelerated in many economies, in particular the United States, and policy actions to address inflation may slow or reverse economic growth or have other negative effects on economic conditions. These government policies and actions could have lasting effects on our business, our expansion plans and our ability to raise capital required to implement our expansion plans, the extent of which is difficult to predict.

24	Subsequent events

On April 29, 2022, the Company entered into a series of stock purchase agreements, dated April 29, 2022 (collectively the “SPAs”) with the holders of approximately 95% of the outstanding shares of common stock of Cellenkos, Inc. (“Cellenkos”). The SPAs provide for the acquisition by the Company, directly and indirectly, of the equity securities of Cellenkos held by such holders, subject to the satisfaction or waiver of customary closing conditions set forth in the SPAs (including that neither Dr. Simrit Parmar nor Jackie Leong would have repudiated his or her employment agreement with the Company and/or Cellenkos), in exchange for an aggregate of approximately 65.7 million ordinary shares of the Company, and certain units of Cellenkos Holdings L.P. which may be redeemed upon the unit holders’ request with aggregate consideration of 36,112,267 ordinary shares of the Company on a fully diluted basis. On June 27, 2022, the Company and the counterparties to each of the SPAs entered into an amendment thereto providing that the date by which the acquisition of Cellenkos shall have been consummated in order to avoid the terminability thereof by either of the parties shall be extended from June 28, 2022 to July 28, 2022.

Moreover, the Company entered into a framework agreement dated April 29, 2022 (the “Framework Agreement”) with GM Precision Medicine (BVI) Limited (“GMPM BVI Company”), which is a subsidiary of GMHL. The consideration for the Equity Transfer and Assignment as defined in the Framework Agreement consists of approximately 12.4 million ordinary shares of the Company (the “Stage 1 Share Issue”) and US$664 million cash consideration (the “Stage 1 Payment”), each to be issued/paid to GMPM BVI Company and/or its designated person(s) in accordance with the Framework Agreement, with the purpose to provide the Company with the intellectual property (“Cellenkos Asia Rights”) and certain PRC laboratory assets that will be necessary to develop Cellenkos’ product candidates in the field of umbilical cord blood treatment for acute and chronic autoimmune diseases and inflammatory disorders in Asia.

The Stage 1 Payment and the Stage 1 Share Issue were completed on April 29, 2022 and May 4, 2022, respectively. As of the date of this report, GCBC acquired the Cellenkos Asia Rights and held an indirect 100% interest in Shanghai GM Life Bank Co., Ltd. and Shanghai GM Diagnosis Co., Ltd.

On May 6, 2022, the Company received a winding up petition (the “Petition”) filed by Blue Ocean Structure Investment Company Ltd (“Blue Ocean”) in the Grand Court of the Cayman Islands (the “Cayman Court”). Among other things, the Petition seeks orders that: (i) the Company refrain from proceeding with a proposed transaction by which the Company would acquire Cellenkos, as described in a Form 6-K filed by the Company on April 29, 2022 (the “Cellenkos Acquisition”); (ii) the Company amend and restate its Memorandum and Articles of Association; and (iii) the Company convene an extraordinary general meeting to propose the removal of its current Board of Directors and the appointment of alternative directors proposed by Blue Ocean. In the alternative, the Petition seeks an order for, among other things, the winding up of the Company. On May 16, 2022, a litigation steering committee (the “Litigation Steering Committee”), consisting of Ms. Ting Zheng (Ms. Ting Zheng is the chairman of the Litigation Steering Committee), Mr. Albert Chen, Mr. Mark Chen, Dr. Ken Lu, Ms. Jennifer Wang, Mr. Jack Chow and Mr. Jacky Cheng, was formed to oppose the Petition and to bring such other actions to satisfactorily resolve the matter.

The Cayman Court made various orders in relation to various interlocutory applications filed in the Petition. Among other things:

On May 12, 2022, upon Blue Ocean’s application, the Cayman Court issued an ex parte order preventing the completion of the Cellenkos Acquisition (the “12 May Injunction”).

On June 15, 2022, upon the Company’s application, the Cayman Court ordered, among other things, that, until further order of the Court, any resolution or resolutions (the “Resolutions”) that might be passed or purported to be passed at any extraordinary general meeting of the Company to be held or purporting to be held on June 16, 2022 (the “Purported EGM”) or other meeting held or purporting to be held pursuant to a Notice of Extraordinary General Meeting dated June 3, 2022 (on June 16, 2022 or any other date) shall not take effect and shall not be implemented, and Blue Ocean must not rely or purport to rely upon any such Resolutions and/or seek to convene or convene any extraordinary general meeting of the Company or other meeting (the “EGM Injunction”).

Following a hearing of various interlocutory applications on July 13-14, 2022, the Cayman Court subsequently issued a judgment (the “Judgment”). Among other things:

(i)the Cayman Court observed that Blue Ocean’s shareholding in and standing as a member of the Company was subject to challenge in proceedings it had commenced by way of the BVI Claim (Claim No. BVIHCV (COM) 2022/0101);

(ii)the Cayman Court determined that the 12 May Injunction is to be discharged (for the avoidance of doubt, this aspect of the Judgment, amongst others, will not come into effect until the various consequential matters are heard, a date for which has not yet been set, and the final Order of Court is perfected/ sealed. Therefore, as of the date of this report, the 12 May Injunction remains in place);

(iii)the Cayman Court ordered that the EGM Injunction continue until further Order;

(iv)the Cayman Court adjourned the Company’s application for, among other things, a declaration that the Purported EGM has been invalidly convened and, further or alternatively, a declaration that all proceedings at the Purported EGM are invalid and any resolutions purported to be passed at the Purported EGM are of no effect, with liberty to apply; and

(v)the Cayman Court dismissed the Company's application for, among other things, a declaration that Section 99 of the Cayman Islands Companies Act (2022 Revision) does not apply to any disposition of the Company’s property and any transfer of shares made prior to the commencement of the Petition, and an order that the Company be permitted to effect the transactions contemplated in the Cellenkos Acquisition.

The Company cautions its shareholders and others that the Judgment, despite having been delivered, will not legally take effect until the various consequential matters, including applications for leave to appeal and/or a stay of execution pending appeal, are heard and the final Order of Court is perfected/ sealed. The Judgment provides that the final Order of Court “should, if necessary, take effect from the date it is perfected so as to preserve any appeal rights which might otherwise be affected”.

As of the date of this report, a date for any further hearing(s) has not been fixed and the final Order of Court has not been perfected. This means, among other things, that both the 12 May Injunction and the EGM Injunction still apply. There is also a possibility that the Judgment could still be revised until the final Order of Court is sealed.

Separately, on June 8, 2022, Blue Ocean issued a Writ of Summons (the “Writ”) in the Cayman Court against the Company, our current directors, and other parties in relation to the Cellenkos Acquisition. Among other things, Blue Ocean seeks: (i) a declaration that the Cellenkos Acquisition is void; (ii) equitable compensation against various defendants; (iii) rectification of the Company’s register of members; and (iv) declarations that certain defendants hold shares/ funds received as trustee of the Company on constructive trust.

Therefore, the Cellenkos Acquisition remains the subject of legal proceedings against, among others, the Company and the current Board of Directors. The ultimate resolution of these proceedings may have a material adverse impact on our business, financial condition, results of operations or cash flows. Failure to settle these proceedings or other unfavorable outcomes in these proceedings – including but not limited to the winding up of the Company, the appointment of joint official liquidators, or the appointment of joint provisional liquidators - could result in significant damages, additional penalties or other remedies imposed against the Company, our current or former directors or officers.